Form 20-F
period 2020-12-31
Vinci Partners Investments Ltd.
filed 2021-04-27
CIK 1826286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39938

Vinci Partners Investments Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240
(Address of principal executive offices)

Sergio Passos Ribeiro, Chief Financial Officer
Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 450-6858

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value US$0.00005 per share	VINP	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of the date of this annual report was 42,447,349 Class A common shares and 14,466,239 Class B common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

VINCI PARTNERS INVESTMENTS LTD.

i

ii

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

We were incorporated on September 21, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies, to become the holding entity of Vinci Partners Investimentos Ltda. (which we refer to in this annual report as “Vinci Partners Brazil”). Until the contribution of Vinci Partners Brazil quotas to us, prior to the consummation of our initial public offering on February 1, 2021, or “IPO,” we had not commenced our operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

We present in this annual report the audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018, of Vinci Partners Brazil, our principal holding company and wholly-owned subsidiary, prepared in accordance with IFRS, as issued by the IASB.

Vinci Partners Brazil maintains its books and records in Brazilian reais, the presentation currency for its financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, the financial information presented herein as of December 31, 2020, 2019 and 2018, is stated in Brazilian reais, our reporting currency. The consolidated financial information of Vinci Partners Brazil contained in this annual report is derived from Vinci Partners Brazil’s audited consolidated financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019, and 2018, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Vinci Partners Brazil’s consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Vinci Partners Brazil’s and our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on September 21, 2020.

Our Corporate Reorganization

Prior to our initial public offering, or IPO, all of the quotaholders of Vinci Partners Brazil, held, directly or indirectly, 8,730,000 quotas of Vinci Partners Brazil which are all of the quotas of Vinci Partners Brazil, our Brazilian principal holding company whose audited consolidated financial statements are included elsewhere in this annual report.

Prior to our IPO, all of the quotaholders of Vinci Partners Brazil contributed the entirety of their quotas in Vinci Partners Brazil to us. In return for this contribution, we issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Partners Brazil, in each case in a one-to-4.77 exchange for the quotas of Vinci Partners Brazil contributed to us, or the “Contribution.” Until the Contribution, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

As a result of our IPO, we have a total of 56,913,588 common shares issued and outstanding, 14,466,239 of these shares are Class B common shares beneficially owned by Gilberto Sayão da Silva, and 42,447,349 of these shares are Class A common shares beneficially owned by the other former quotaholders of Vinci Partners Brazil and the investors of our IPO. See “Item 7. Major Shareholders and Related Party Transactions— Major Shareholders.”

The following chart shows our simplified current corporate structure, after giving effect to our corporate reorganization, the Contribution and the IPO:

Gilberto Sayão da Silva
Alessandro Monteiro Morgado Horta
Paulo Fernando Carvalho de Oliveira
Other partners
Public Float
Class B Common Shares
77.3% of voting power
25.4% of economic interest
Class A Common Shares
4.4% of voting power
14.5% of economic interest
Class A Common Shares
1.1% of voting power
3.6% of economic interest
Class A Common Shares
9.0% of voting power
29.7% of economic interest
Class A Common Shares
8.2% of voting power
26.8% of economic interest
Vinci Partners Investments Ltd.
100.00%
Vinci Partners Investimentos Ltda.
100.00%
Vinci Partners USA, LLC (Delaware)
Vinci Capital Gestora de Recursos Ltda.
99.99%
99.99%
Vinci Soluções de Investimentos Ltda.
Vinci GGN Gestão de Recursos Ltda.
99.99%
99.99%
Vinci Real Estate Gestora de Recursos Ltda.
Vinci Gestora de Recursos Ltda.
99.99%
100.00%
Vinci Infraestrutura Gestora de Recursos Ltda.
Vinci Equities Gestora de Recursos Ltda.
99.99%
99.99%
Vinci Assessoria Financeira Ltda.

Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure” for a description of the operations of our material operating subsidiaries.

Initial Public Offering

On February 1, 2021, we completed our IPO, consisting of 15,271,488 Class A common shares issued and sold by us (including the partial exercise of the underwriters’ option to purchase additional shares). We received net proceeds of US$252.2 million, after deducting US$22.7 million in expenses and underwriting discounts and commissions.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange Rates “ for more detailed information regarding the translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our FRE, FRE Margin, Adjusted FRE, Adjusted FRE Margin, PRE, Adjusted PRE, Distributable Earnings, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year and Net Revenue from Fund Management and Advisory as well as Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, and Dividends to Partners excluding unrealized performance fee-related dividends, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors.

We present fee related earnings, or FRE, and Adjusted FRE because we believe these are useful metrics to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees. FRE Margin is calculated as FRE divided by Net Revenue from Fund Management and Advisory. Adjusted FRE is calculated as FRE, less Dividends to Partners, excluding performance fee-related dividends. Adjusted FRE Margin is calculated as Adjusted FRE divided by Net Revenue from Fund Management and Advisory.

We present performance related earnings, or PRE, because we believe this measure can provide useful information as a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) net revenue from advisory, plus (c) personnel expenses and profit sharing, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees. Adjusted performance related earnings, or Adjusted PRE, is calculated as PRE, less Dividends to Partners related to performance fees.

We present Distributable Earnings as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income,. Adjusted Distributable Earnings is calculated as Distributable Earnings, less Dividends to Partners, excluding unrealized performance fee-related dividends. For the year ended December 31, 2020, the management decided to change the calculation previously reported in our Registration Statement on Form F-1 (File No. 333-251871) to improve the analysis of non-cash components and for this reason the depreciation and amortization have been added back. Therefore, from now on, our Distributable Earnings will be calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) depreciation and amortization. In order to allow the comparability over the years, Distributable Earnings for the years ended on December 31, 2019 and December 31, 2018 were presented with this adjustment to note 5 of “Non-GAAP Financial Measures and Reconciliations.”

We present Adjusted Profit for the year because management evaluates this measure and we believe this measure can provide useful information to investors and analysts regarding the net results of our business, excluding Dividends to Partners. We calculate Adjusted Profit for the year as profit for the year, less Dividends to Partners.

We present Net Revenue from Fund Management and Advisory as a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees, and less (b) net revenue from unrealized performance fees.

FRE, FRE Margin, Adjusted FRE, Adjusted FRE Margin, PRE, Adjusted PRE, Distributable Earnings, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year and Net Revenue from Fund Management and Advisory as described in this annual report are non-GAAP measures that are not a substitute for the IFRS measures of earnings. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

We present Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, and Dividends to Partners excluding unrealized performance fee-related dividends as measures that we use to assess the share of distributions made to our partners and for purposes of calculating a number of the non-GAAP measures described above. Dividends to Partners, represents a portion of total dividends distributed or declared for distribution by Vinci Partners, related to management fees or performance fees; Dividends to Partners related to performance fees are those dividends that are distributed or declared for distribution to partners in connection with performance related to fund outcomes above their respective benchmarks; Dividends to Partners, excluding performance fee-related dividends are those dividends distributed or declared for distribution to partners other than those related to performance fees; and Dividends to Partners, excluding unrealized performance fee-related dividends are dividends that are distributed or declared for distribution to partners other than dividends for which performance fees are not yet recognized as realized performance fee-related dividends under the relevant accounting criteria (i.e., it is not yet highly probable that the amount of revenue related to such fees will not be changed in the income statement).

See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures and Reconciliations” for the reconciliation of our non-GAAP financial measures.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, or the World Bank, as well as private sources, such as ANBIMA, B3, Bloomberg, BNDES, CVM, Inter.B Consultoria Internacional de Negócios, McKinsey & Company, Oliver Wyman, and Reuters, among others.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may invest and attract investors from in the future and their impact on our business;

•	the actual and potential effects of the COVID-19 pandemic and its potential to have an ongoing adverse impact on global, regional and national economies;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	competition in the investment advisory and financial services industry;

•	our ability to implement our business strategy;

•	investment performance of investment funds managed by our asset managers or by third parties;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new appropriately skilled employees;

•	our capitalization and ability to fund new investments;

•	our ability to adapt to the rapid pace of technological changes in the financial services industry;

•	the interests of our controlling shareholder, Gilberto Sayão da Silva, who owns 100% of our outstanding Class B common shares, which represents approximately 77.3% of the voting power of our issued share capital;

•	changes in government regulations applicable to the financial services industry in Brazil and elsewhere;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in investors’ demands regarding investment products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables set forth, for the years ended and as of the dates indicated, our summary financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

The selected financial information has been derived the audited consolidated financial statements of Vinci Partners Brazil as of and for the years ended December 31, 2020, and 2019 included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

Income Statement Data

	For the Years Ended December 31,
	2020	2020	2019	2018
	US$(1)		R$
	(in thousands, except percentages and per share amounts)
Gross revenue from services rendered	69,128	359,236	311,093	180,337
Net revenue from services rendered	65,405	339,892	296,717	172,204
Net revenue from fund management	52,200	271,266	223,808	146,551
Net revenue from realized performance fees	5,747	29,866	45,949	6,042
Net revenue from unrealized performance fees	1,909	9,918	16,071	—
Net revenue from advisory	5,550	28,842	10,889	19,611
Personnel expenses and profit sharing	(14,312)	(74,373)	(62,536)	(44,193)
Other general and administrative expenses	(9,597)	(49,872)	(50,751)	(46,562)
Operating profit	41,497	215,647	183,430	81,449
Investment income	1,745	9,066	20,244	7,464
Realized gain from investment income	550	2,857	8,876	2,355
Unrealized gain from investment income	1,195	6,209	11,368	5,109
Other financial income	189	984	917	1,259
Finance costs	(2,520)	(13,097)	(12,476)	(12,472)
Profit before income taxes	40,911	212,600	192,115	77,700
Income taxes	(8,360)	(43,446)	(36,483)	(21,022)
Profit for the year	32,550	169,154	155,632	56,678
Net profit margin (%)	49,8%	49.8%	52.5%	32.9%
Adjusted Profit for the year(2)	25,309	131,524	113,688	33,950
Adjusted Profit Margin (%)(2)	38.7%	38.7%	38.3%	19.7%
Profit for the year per share(3)	3.77	19.60	17.41	6.52

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Adjusted Profit for the year and Adjusted Profit Margin are non-GAAP financial measures that we present for the convenience of investors. See “—Non-GAAP Financial Measures and Reconciliations” for a reconciliation of these measures to their nearest GAAP measure and “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures” for further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures.

(3)	Profit for the year per share calculated by dividing the profit attributable to owners of the Company by the weighted average number of quotas outstanding during the financial year, adjusted for bonus elements in quotas issued during the year and excluding treasury quotas.

Balance Sheet Data

	As of December 31,
	2020	2020	2019	2018
	US$(1)		R$
	(in thousands)
Current assets
Cash and cash equivalents	16,058	83,449	3,896	11,713
Financial instruments at fair value through profit or loss	1,588	8,253	85,944	37,583
Trade receivables	9,232	47,978	58,808	21,040
Leases	570	2,963	2,883	3,357
Taxes recoverable	222	1,153	789	115
Other receivables	2,383	12,383	5,044	1,469
Total current assets	30,053	156,179	157,364	75,277
Non-current assets
Financial instruments at fair value through profit or loss	6,080	31,596	24,164	14,313
Trade receivables	5,300	27,545	15,961	—
Leases	—	—	2,717	5,017
Taxes recoverable	26	134	513	548
Deferred taxes	879	4,568	2,207	575
Other receivables	296	1,540	1,330	1,405
Property and equipment	2,895	15,043	16,412	19,330
Right of use – leases	17,411	90,478	88,384	81,949
Intangible assets	277	1,441	2,720	3,833
Total non-current assets	33,164	172,345	154,408	126,970
Total assets	63,218	328,524	311,772	202,247
Liabilities and equity
Current liabilities
Trade payables	200	1,039	326	211
Leases	3,815	19,828	17,738	16,454
Accounts payable	24,207	125,795	37,669	2,527
Labor and social security obligations	7,837	40,724	30,948	17,895
Taxes and contributions payable	4,402	22,878	16,297	7,584
Total current liabilities	40,461	210,264	102,978	44,671
Non-current liabilities
Accounts payable	6	33	33	1,687
Leases	16,620	86,371	85,153	76,550
Payables to related parties	—	—	—	8,526
Deferred taxes	2,428	12,620	8,883	2,167
Advance to capital increase	—	—	—	580
Total non-current liabilities	19,055	99,024	94,069	89,510
Equity
Share capital	1,680	8,730	8,595	8,820
Retained earnings	—	—	91,430	49,711
Other reserves	2,019	10,491	8,119	7,776
Non-controlling interests in the equity of subsidiaries	3	15	6,581	1,759
Total equity	3,702	19,236	114,725	68,066
Total liabilities and equity	63,218	328,524	311,772	202,247

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Non-GAAP Financial Measures and Reconciliations

This annual report presents our FRE, FRE Margin, Adjusted FRE, Adjusted FRE Margin, PRE, Adjusted PRE, Distributable Earnings, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year and Net Revenue from Fund Management and Advisory as well as Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, and Dividends to Partners excluding unrealized performance fee-related dividends (each as explained in the footnotes to the table below), which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

	For the Years Ended December 31,
	2020	2020	2019	2018
	US$(1)		(R$)
	(in thousands)
Operating profit	41,497	215,647	183,430	81,449
(-) Net revenue from realized performance fees	(5,747)	(29,866)	(45,949)	(6,042)
(-) Net revenue from unrealized performance fees	(1,909)	(9,918)	(16,071)	—
(+) Compensation allocated in relation to performance fees	1,162	6,041	3,091	239
FRE(2)	35,004	181,904	124,501	75,646
(-) Dividends to Partners, excluding performance fee-related dividends(3)	(5,864)	(30,474)	(26,365)	(21,157)
Adjusted FRE(2)	29,140	151,430	98,136	54,488

Operating profit	41,497	215,647	183,430	81,449
(-) Net revenue from fund management	(52,200)	(271,266)	(223,808)	(146,551)
(-) Net revenue from advisory	(5,550)	(28,842)	(10,889)	(19,611)
(+) Personnel expenses and profit sharing	14,312	74,373	62,536	44,193
(+) Other general and administrative expenses	9,597	49,872	50,751	46,562
(-) Compensation allocated in relation to performance fees	(1,162)	(6,041)	(3,091)	(239)
PRE(4)	6,493	33,743	58,929	5,803
(-) Dividends to Partners related to performance fees(3)	(1,377)	(7,156)	(15,579)	(1,571)
Adjusted PRE(4)	5,116	26,587	43,350	4,232

Profit for the year	32,550	169,154	155,632	56,678
(-) Net revenue from unrealized performance fees	(1,909)	(9,918)	(16,071)	—
(+) Income tax from unrealized performance fees	220	1,144	1,853	—
(+) Compensation allocated in relation to unrealized performance fees	207	1,074	1,289	—
(-) Unrealized gain from investment income	(1,195)	(6,209)	(11,368)	(5,109)
(+) Income taxes on unrealized gain from investment income	406	2,111	3,865	1,737
(+) Depreciation and amortization(5)	893	4,642	—	—
Distributable Earnings(6)	31,173	161,998	135,200	53,306
(-) Dividends to Partners, excluding unrealized performance fee-related dividends(3)	(6,684)	(34,737)	(37,538)	(22,728)
Adjusted Distributable Earnings(7)	24,489	127,261	97,662	30,578

Profit for the year	32,550	169,154	155,632	56,678
(-) Dividends to Partners(3)	(7,241)	(37,630)	(41,944)	(22,728)
Adjusted Profit for the year(8)	25,309	131,524	113,688	33,950

Net revenue from services rendered	65,405	339,892	296,717	172,204
(-) Net revenue from realized performance fees	(5,747)	(29,866)	(45,949)	(6,042)
(-) Net revenue from unrealized performance fees	(1,909)	(9,918)	(16,071)	—
Net Revenue from Fund Management and Advisory(9)	57,750	300,108	234,697	166,162

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees. Adjusted FRE is calculated as FRE, less Dividends to Partners, excluding performance fee-related dividends.

(3)	See “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of Our Results of Operations—Partner Dividends” and “Item 8. —A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” regarding our historical practice for distributing dividends to our partners. Dividends to partners, or Dividends to Partners, represents a portion of total dividends distributed or declared for distribution by Vinci Partners, related to management fees or performance fees. As set forth in the table above, (a) Dividends to Partners related to performance fees are those dividends that are distributed or declared for distribution to partners in connection with performance related to fund outcomes above their respective benchmarks, (b) Dividends to Partners, excluding performance fee-related dividends are those dividends distributed or declared for distribution to partners other than those related to performance fees, and (c) Dividends to Partners, excluding unrealized performance fee-related dividends are dividends that are distributed or declared for distribution to partners other than dividends for which performance fees are not yet recognized as realized performance fee-related dividends under the relevant accounting criteria (i.e., it is not yet highly probable that the amount of revenue related to such fees will not be changed in the income statement).

The following table presents a reconciliation of each of Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, Dividends to Partners, excluding unrealized performance fee-related dividends and Dividends to Partners to the amount of dividends we report in our financial statements.

	For the Year Ended December 31,
	2020	2020	2019	2018
	US$(a)		(R$)
	(in thousands)
Dividends paid	33,923	176,287	76,226	45,885
(-) Dividends not related to management fees or performance fees(b)	(26,682)	(138,657)	(34,282)	(23,157)
Dividends to Partners	7,241	37,630	41,944	22,728

Dividends to Partners	7,241	37,630	41,944	22,728
(-) Management fee-related dividends(c)	(5,864)	(30,474)	(26,365)	(21,157)
Dividends to Partners related to performance fees	1,377	7,156	15,579	1,571

Dividends to Partners	7,241	37,630	41,944	22,728
(-) Dividends to Partners related to performance fees dividends	(1,377)	(7,156)	(15,579)	(1,571)
Dividends to Partners, excluding performance fee-related dividends	5,864	30,474	26,365	21,157

Dividends to Partners	7,241	37,630	41,944	22,728
(-) Unrealized performance fee-related dividends	(557)	(2,893)	(4,406)	—
Dividends to Partners, excluding unrealized performance fee-related dividends	6,684	34,737	37,538	22,728

(a)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)	Dividends not related to management fees or performance fees are dividends paid to our partners in relation to their participation in the company.

(c)	Management fee-related dividends are the share of our total Dividends to Partners calculated based on the level of net revenue from fund management and from financial advisory services.

(4)	Performance related earnings, or PRE, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) net revenue from advisory, plus (c) personnel expenses and profit sharing, plus (d) other general and administrative expenses, less (e) compensation allocated in relation to performance fees. Adjusted performance related earnings, or Adjusted PRE, is calculated as PRE, less Dividends to Partners related to performance fees.

(5)	Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020 and future periods. Our Adjusted Distributable Earnings for the year ended December 31, 2019 would have been R$ 103.6 million and for the year ended December 31, 2018 would have been R$ 36.6 million if we included the depreciation and amortization for our calculation of Distributable Earnings. Our Distributable Earnings would have been R$ 141.2 million for the year ended December 31, 2019 and R$ 59.4 million for the year ended December 31, 2018.

(6)	Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income. For the year ended December 31, 2020, we have changed the calculation previously reported in our Registration Statement on Form F-1 (File No. 333-251871) in order to reflect a non-cash adjustment for depreciation and amortization. Therefore, from now on, our Distributable Earnings will be calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) depreciation and amortization.

(7)	Adjusted Distributable Earnings is calculated as Distributable Earnings, less Dividends to Partners, excluding unrealized performance fee-related dividends.

(8)	Adjusted Profit for the year is a performance measure that we use to assess the performance of our business and that we present to provide investors and analysts with information regarding the net results of our business, excluding Dividends to Partners. We calculate Adjusted Profit for the year as profit for the year, less Dividends to Partners.

(9)	Net Revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was significantly higher than in previous years. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2585 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3074 per US$1.00. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.8742 per US$1.00 mainly due to the result of lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar in 2019, R$5.1967 per US $1.00 on December 31, 2020, which represented a 28.9% depreciation in the real against the U.S. dollar in 2020, and R$5.6973 per US $1.00 on March 31, 2021, which represented a 9.6% depreciation in the real against the U.S. dollar in 2021, until that date. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. While we are not aware of any recent intervention by the Brazilian government, we cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during a monthly period and on the last day of each month during an annual period, as applicable. As of December 31, 2020, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.1967 per US$1.00.

Year	Period-end	Average(1)	Low(2)	High(3)
2016	3.2585	3.4833	3.1193	4.1558
2017	3.3074	3.1925	3.0510	3.3807
2018	3.8742	3.6558	3.1391	4.1879
2019	4.0307	3.9456	3.6513	4.2596
2020	5.1967	5.1578	4.0213	5.9372

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the minimum of the exchange rates on the closing of each day during the year.

(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)

October 2020	5.7718	5.6258	5.5205	5.7803
November 2020	5.3317	5.4178	5.2821	5.6932
December 2020	5.1967	5.1456	5.0578	5.2789
January 2021	5.4759	5.3562	5.1626	5.5089
February 2021	5.5302	5.4165	5.3423	5.5302
March 2021	5.6973	5.6461	5.4951	5.8397
April 2021 (through April 26, 2021)	5.4566	5.6019	5.4566	5.7064

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.

(2)	Represents the minimum of the exchange rates on the closing of each day during the month.

(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. You should carefully read and consider the following risks, along with the other information included in this annual report. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be impacted if any of these risks materialize and, as a result, the market price of our common shares could be affected. The risks described below are organized by risk category and these categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by us as of the date of this annual report. We may change our vision about their relative importance at any time, especially if new internal or external events arise.

Summary of Risk Factors

Risks Relating to Our Business and Industry

•	Adverse market and economic conditions could reduce the value or performance of our funds.

Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, trade barriers and trade tension, commodity prices, currency exchange rates and controls and national and international political circumstances. Future market conditions may be less favorable compared to current and historical market conditions and we could suffer a decrease in our performance and management fees, and a decrease in investment income we earn from our proprietary investments.

•	Fluctuations in interest rates, exchange rates and benchmark indices could have an adverse effect on us.

Certain of our funding costs and the returns on certain of our investment funds are tied to certain interest rate indices or other benchmark indices, such as the Brazilian long-term interest rate, or TJLP, the CDI Rate, the SELIC rate, certain inflation indices and certain B3 indices. In addition, carrying costs and the returns on certain of our investment funds based in the United States are tied to or denominated in U.S. dollars, exposing us to risks associated with fluctuations in rate of exchange of U.S. dollars for reais. We may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, with a consequent adverse effect on our business, financial condition and results of operations.

•	Substantial and increasingly intense competition within our industry may harm our business.

The financial services market is highly competitive. Many of our competitors may have substantially greater resources than we do. These competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. Competition could cause us to reduce the performance and management fees and financial services advisory fees we charge for our services and could also result in a loss of existing clients, and greater difficulty in attracting new clients.

•	We may not be able to keep pace with rapid developments in our industry.

The financial services market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. There can be no assurance that we will have the funds available to maintain the levels of investment required to support our projects, and if we are unable to develop, adapt to or take advantage of technological changes or evolving industry standards, our business, financial condition and results of operations could be materially adversely affected.

•	We have identified material weaknesses in our internal control over financial reporting.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2020, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2020. The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC. We are in the process of adopting a remediation plan to improve our internal control over financial reporting, but there is no assurance that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.

Risks Relating to Brazil

•	We could be adversely affected by a protracted economic downturn caused by the COVID-19 pandemic.

Our portfolio investments and our business could be materially and adversely affected by the risks related to health crises such as the COVID-19 pandemic. The ultimate extent of the impact of the COVID-19 pandemic or other health crisis, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain, and could also have the effect of heightening many of the other risks to which we are subject.

•	The Brazilian federal government has exercised significant influence over the Brazilian economy.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors.

•	Economic uncertainty and political instability in Brazil may harm us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. Ongoing political uncertainty could harm the Brazilian economy and, consequently, our business and the value of our investments, and could adversely affect our financial condition, results of operations and the price of our Class A common shares.

Risks Relating to Our Class A Common Shares

•	The concentration of our ownership and voting power with Gilberto Sayão da Silva limits your ability to influence corporate matters.

Gilberto Sayão da Silva controls our company through his beneficial ownership of all of our outstanding Class B common shares, representing 77.3% of the combined voting power of our issued share capital. So long as Mr. Sayão da Silva beneficially owns a sufficient number of Class B common shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions.

•	As a Cayman Islands exempted company with limited liability, the rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company, whereas under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Certain Risks Relating to Our Business and Industry

The COVID-19 pandemic and other actual or potential epidemics, pandemics, outbreaks, or other public health crises, may have an adverse impact on our investment portfolio and consequently our business and financial condition.

Our portfolio investments and our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. Reflecting this, the COVID-19 pandemic has caused the levels of equity and other financial markets to decline sharply and to become volatile since the onset of the impacts of COVID-19, and the market volatility resulting from the COVID-19 pandemic caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.

The COVID-19 pandemic and government measures taken in response thereto has caused disruptions in our funds’ portfolio companies’ businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil lasting over three months. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements and longer-term trends in demand for the type and size of office space. These factors have adversely impacted certain of the companies in our investment portfolio and severely disrupted operations and economic conditions generally. In addition, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our AUM, and could result in additional fluctuations in our AUM depending on the severity and extent of the ongoing pandemic.

The ultimate extent of the impact of COVID-19, including the outbreak of more transmissable variants as has occurred in Brazil in the early part of 2021, or any other epidemic, pandemic or other health crisis, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted with any certainty, which future developments could include new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Difficult market and economic conditions can adversely affect our business in many ways, including by reducing the value or performance of the investments that we manage or by reducing the ability of our funds to raise or deploy capital, each of which could negatively impact our net income and cash flow and adversely affect our financial prospects and condition.

Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers and trade tension (including between the United States and China), commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts or security operations). Future market conditions may be less favorable compared to current and historical market conditions. Adverse conditions in financial markets and the economy can adversely impact our results of operations and financial condition by decreasing our AUM (both directly through a decline in market value or through clients withdrawing investments) and thereby decrease our performance and management fees, as well as by decreasing the investment income we earn from our proprietary investments.

Fluctuations in financial markets and economic conditions are outside our control and may affect the level and volatility of securities prices and liquidity and as a result, the value of our investments and our financial results. In addition, we may not be able to or may choose not to manage our exposure to these conditions and/or events. If not otherwise offset, declines in the equity, commodity and debt in the markets would likely cause us to write down our investments and the investments of our funds. Our profitability may also be materially and adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in net income relating to a downturn in market and economic conditions.

Unfavorable market and economic conditions may reduce opportunities for our funds to make, exit and realize value from their investments. Challenging market and economic conditions, including those caused by changes in tax laws and other regulatory restrictions, may make it difficult for us to find suitable investments for our funds or secure financing for investments on attractive terms. Such conditions may also result in reduced opportunities for our funds to exit and realize value from their existing investments and lower-than-expected returns on existing investments. Throughout our history, we have exited our portfolio companies through a combination of routes, including selling to strategic buyers, carrying out sponsor to sponsor transactions and through public market exits, including through initial public offerings, or IPOs, and reverse mergers into listed companies. In challenging equity markets, our funds may experience greater difficulty in realizing value from investments. In addition, when financing is not available or becomes too costly, it is difficult for potential buyers to raise sufficient capital to purchase our funds’ investments. Consequently, we may earn lower-than-expected returns on investments, which could cause us to realize diminished or no performance fees, which are typically determined by reference to performance in excess of one or more specified benchmarks.

We generally raise capital for a successor fund following the substantial and successful deployment of capital from the existing fund. In the event of poor performance by existing funds, our ability to raise new funds is impaired. Our fundraising may also be negatively impacted by any change in or rebalancing of fund investors’ asset allocation policies. During periods of unfavorable fundraising conditions, fund investors may negotiate for lower fees, different fee sharing arrangements for transaction or other fees, and other concessions. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior funds we have managed. Our current funds, including all our recent private equity funds, have performance hurdles, which require us to generate a specified return on investment prior to our right to receive performance fees. This requirement will likely be in all our future funds, and the hurdle rate could increase for our future funds. In addition, successor funds raised by us when such unfavorable circumstances exist would also likely result in smaller funds than our comparable predecessor funds. Fund investors may also seek to redeploy capital away from certain of our credit or other non-private equity investment vehicles, which permit redemptions on relatively short notice, in order to meet liquidity needs or invest in other asset classes or with other managers. Any of these developments could materially and adversely affect our future revenues, net income, cash flow, financial condition or ability to retain our employees.

During periods of difficult market or economic conditions or slowdowns (which may occur across one or more industries, sectors or geographies), companies or assets in which we have invested may experience decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. These companies may also have difficulty in expanding their businesses and operations or be unable to meet their debt service obligations or pay other expenses as they become due, including amounts payable to us. Negative financial results in our funds’ portfolio companies may result in lower investment returns for our investment funds, which could materially and adversely affect our operating results and cash flow. To the extent the operating performance of such portfolio companies (as well as valuation multiples) deteriorate or do not improve, our funds may sell those assets at values that are less than we projected or even at a loss, thereby significantly affecting those funds’ performance and consequently our operating results and cash flow and resulting in lower or no performance fees being paid to us. Adverse conditions may also increase the risk of default with respect to private equity, credit and other investments that we manage or the abandonment or foreclosure of our real asset investments. Even if economic and market conditions do improve broadly, adverse conditions in particular sectors may also cause our performance to suffer. In addition, low interest rates related to monetary stimulus, economic stagnation or deflation may negatively impact expected returns on all types of investments as the demand for relatively higher return assets increases and the supply decreases. As a result, adverse conditions in financial markets as described above, as well as lower level of transaction activities involving our funds’ investments, which can be unpredictable and outside our control, may negatively impact both the frequency and size of fees generated by our business.

Our performance is subject to the risks of the industries and businesses in which the portfolio companies of our investment funds operate.

Our performance directly ties-in to the payment of fund management and performance fees by our investment funds, which, in turn, are subject to a number of risks inherent to their operations and also to the risk of the businesses and industries in which the portfolio companies of such investment funds operate, as well as advisory fees for financial advisory services, which are subject to transaction closings and realization of IPOs advised by Vinci Partners. Some of these industries are particularly noteworthy for the inherent risks therewith associated, such as infrastructure and real estate. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in the average occupancy and room rates for hotel properties, operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war and other factors that are beyond our control. In addition, the acquisition of direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, is subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, the investment in energy, manufacturing, transportation, water and sanitation, mining and other infrastructure capital-intensive projects, as well as the development and operation of assets associated with real estate and certain other assets, may expose our investment funds, and, consequently, us, to increased environmental liabilities that are inherent in the ownership of such assets, which under the applicable laws may be imposed regardless of fault.

Changes in the debt financing markets may negatively impact the ability of our investment funds’ portfolio companies and strategies pursued with our balance sheet assets to obtain attractive financing for their investments or to refinance existing debt and may increase the cost of such financing or refinancing if it is obtained, which could lead to lower-yielding investments and potentially decrease our net income.

In the event that our portfolio companies regularly utilize the corporate debt markets in order to obtain financing for their operations, to the extent that credit markets render such financing difficult to obtain or more expensive, this may negatively impact the operating performance of those portfolio companies and, therefore, the investment returns on our funds. In addition, to the extent that conditions in the credit markets impair the ability of our portfolio companies to refinance or extend maturities on their outstanding debt, either on favorable terms or at all, the operating performance of those portfolio companies may be negatively impacted, which could impair the value of our investment in those portfolio companies and lead to a decrease in the investment income earned by us. In some cases, the inability of our portfolio companies to refinance or extend maturities may result in the inability of those companies to repay debt at maturity or pay interests when due, and may cause the companies to sell assets, undergo a recapitalization or seek bankruptcy protection, any of which would also likely impair the value of our investment and lead to a decrease in investment income earned by us.

Our failure to comply with investment guidelines set by our clients could result in damage awards against us or a reduction in AUM, either of which would cause our earnings to decline and adversely affect our business and financial condition.

When clients retain us to manage assets on their behalf, they specify certain guidelines regarding investment allocation and strategy that we are required to observe in the management of their portfolios. Our failure to comply with these guidelines and other limitations could result in clients terminating their investment management agreement with us and forcing an early redemption of their investments in our funds, as these investment agreements generally are terminable without cause on 30 days’ notice, and/or permit our clients to force an early redemption of their investment without prior notice or on relatively short notice. Clients could also sue us for breach of contract and seek to recover damages from us. In addition, such guidelines may restrict our ability to pursue certain allocations and strategies on behalf of our clients that we believe are economically desirable, which could similarly result in losses to a client, early redemption of a client’s quota, or termination of the asset management agreement and a corresponding reduction in AUM. Even if we comply with all applicable investment guidelines, a client may be dissatisfied with its investment performance or our services or fees, and may terminate their asset management agreements, redeem their quotas or be unwilling to commit new capital to our specialized funds or separate management accounts. Any of these events could cause our earnings to decline and materially and adversely affect our business, financial condition and results of operations.

Fluctuations in interest rates, exchange rates and certain benchmark indices could impact our funding costs and the value of our funds, and fluctuations in these rates and benchmarks could adversely affect our funding costs and the returns on certain of our funds, which could have a material adverse effect on our funds’ liquidity, results of operations and financial condition.

Certain of our funding costs and the returns on certain of our investment funds are tied to certain interest rate indices or other benchmark indices, such as the Brazilian long-term interest rate, or TJLP, the CDI Rate, the SELIC rate, certain inflation indices and certain B3 indices. In addition, carrying costs and the returns on certain of our investment funds based in the United States are tied to or denominated in U.S. dollars, exposing us to risks associated with fluctuations in rate of exchange of U.S. dollars for reais. We have no control over fluctuations in interest rates, market indices or exchange rates and we may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, which would have a material adverse effect on our business, financial condition and results of operations. See “—Certain Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares” and “—We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk.”

We have significant liquidity requirements, and adverse market and economic conditions may adversely affect our sources of liquidity, which could adversely affect our financial condition and results of operations.

We expect that our primary liquidity needs will consist of cash required to:

•	continue to grow our business lines, including seeding new strategies, funding our capital commitments made to existing and future funds, and otherwise supporting investment vehicles that we sponsor;

•	service any contingent liabilities that may give rise to future cash payments; and

•	fund cash operating expenses and contingencies, including for litigation matters.

These liquidity requirements are significant and, in some cases, involve capital that will remain invested for extended periods of time. As of December 31, 2020, we had R$5.2 billion of remaining unfunded capital commitments to our investment funds. Our commitments to our funds will require significant cash outlays over time, and there can be no assurance that we will be able to generate sufficient cash flows from realizations of investments to fund them.

In the event that our liquidity requirements were to exceed available liquid assets for the reasons specified above or for any other reasons, we could be forced to sell assets or seek to raise debt or equity capital on unfavorable terms. For further discussion of our liquidity needs, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our earnings and cash flow are highly variable due to the nature of our business and we do not intend to provide earnings guidance, each of which may cause the value of interests in our business to be volatile.

Our earnings are highly variable from quarter to quarter due to the volatility of investment returns of most of our funds, other investment vehicles and our balance sheet assets and the transaction and other fees earned from our businesses. We recognize earnings on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds and for certain of our recent funds, when a performance hurdle is achieved. During times of market volatility the fair value of our funds and our balance sheet assets are more variable, and as publicly traded equity securities currently represent a significant proportion of the assets of many of our funds and balance sheet assets, volatility in the equity markets may have a significant impact on our reported results. A decline in realized or unrealized gains, a failure to achieve a performance hurdle or an increase in realized or unrealized losses, would adversely affect our profit for the period.

Net revenue from fund management, net revenue from performance fees and net revenue from advisory, which we recognize when contractually earned, can vary due to fluctuations in AUM, the number of investment transactions made by our funds, the number of portfolio companies we manage, the fee provisions contained in our funds and other investment products and transactions by our financial advisory services. In any particular quarter, fee income may vary significantly due to the variances in size and frequency of management and performance fees, or fees received for our financial advisory services. We may create new funds or investment products or vary the terms of our funds or investment products (for example our funds now include performance hurdles), which may alter the composition or mix of our income from time to time.

We may also experience fluctuations in our results from quarter to quarter, including our net revenue from services rendered and profit for the period, due to a number of other factors, including changes in the values of our funds’ investments, changes in the amount of distributions or interest earned in respect of investments, changes in the number of completed transactions (such as merger and acquisition, or M&A, transactions and/or initial public offerings, or IPOs) for our financial advisory clients, changes in our operating expenses, the degree to which we encounter competition and general market and economic conditions. Such fluctuations may lead to variability in the value of interests in our business and cause our results for a particular period not to be indicative of our performance in future periods. It may be difficult for us to achieve steady growth in net income and cash flow on a quarterly basis, which could in turn lead to large adverse movements in the value of interests in our business.

We are entitled to receive performance fees when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks. The timing and receipt of performance fees from our investment funds are unpredictable and will contribute to the volatility of our cash flows. Performance fee payments from investments depend on our funds’ performance and opportunities for realizing gains, which may be limited. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering or other exit. To the extent an investment is not profitable, no performance fees will be received from our funds with respect to that investment and, to the extent such investment remains unprofitable, we will only be entitled to a management fee on that investment. Furthermore, certain vehicles and separately managed accounts may not provide for the payment of any performance fees at all. Even if an investment proves to be profitable, it may be several years before any profits can be realized in cash. We cannot predict when, or if, any realization of investments will occur. In addition, if finance providers, such as commercial and investment banks, make it difficult for potential purchasers to secure financing to purchase companies in our investment funds’ portfolio, it may decrease potential realization events and the potential to earn performance fees. A downturn in the equity markets would also make it more difficult to exit investments by selling equity securities. If we were to have a realization event in a particular quarter, the event may have a significant impact on our cash flows during the quarter that may not be replicated in subsequent quarters. A decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our investment income, which could further increase the volatility of our quarterly results.

The timing and receipt of performance fees also vary with the life cycle of certain of our funds. Our performance-paying funds that have completed their investment periods and are able to realize mature investments, sometimes referred to as being in a “harvesting period,” are more likely to make larger distributions than our performance-paying funds that are in their fundraising or investment periods that precede the harvesting period. During times when a significant portion of our AUM is attributable to performance-paying funds that are not in their harvesting periods, we may receive substantially lower performance fee distributions.

Our investment management activities may involve investments in relatively high-risk, illiquid assets, and we and our clients may lose some or all of the amounts invested in these activities or fail to realize any profits from these activities for a considerable period of time.

The investments made by our funds may include high-risk, illiquid assets. We have made and expect to continue to make investments alongside our investors, as the general partner, in our existing funds and certain customized separate accounts and in any new private markets funds we may establish in the future. The private markets funds in which we invest capital generally invest in securities that are not publicly traded. Even if such securities are publicly traded, many of these funds may be prohibited by contract or applicable securities laws from selling such securities for a period of time. Such funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Accordingly, the private markets funds in which we invest our clients’ capital may not be able to sell securities when they desire and therefore may not be able to realize the full value of such securities. The ability of private markets funds to dispose of investments is dependent in part on the public equity and debt markets, to the extent that the ability to dispose of an investment may depend upon the ability to complete an IPO of the portfolio company in which such investment is held or the ability of a prospective buyer of the portfolio company to raise debt financing to fund its purchase. Furthermore, large holdings of publicly traded equity securities can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Contributing capital to these funds is risky, and we may lose some or the entire amount of our specialized funds’ and our clients’ investments.

The portfolio companies in which private markets funds have invested or may invest will sometimes involve a high degree of business and financial risk. These companies may be in an early stage of development, may not have a proven operating history, may be operating at a loss or have significant variations in operating results, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may be subject to extensive regulatory oversight, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may have a high level of leverage, or may otherwise have a weak financial condition.

In addition, these portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Our portfolio companies may be subject to additional risks, including changes in currency exchange rates, exchange control regulations, risks associated with different types (and lower quality) of available information, expropriation or confiscatory taxation and adverse political developments, which risks may be exacerbated for any portfolio companies that may be organized in jurisdictions outside of Brazil. In addition, during periods of difficult market conditions or slowdowns in a particular investment category, industry or region, portfolio companies may experience decreased revenues, financial losses, difficulty in obtaining access to financing and increased costs. During these periods, these companies may also have difficulty in expanding their businesses and operations and may be unable to pay their expenses as they become due. A general market downturn or a specific market dislocation may result in lower investment returns for the private markets funds or portfolio companies in which our specialized funds and customized separate accounts invest, which consequently would materially and adversely affect investment returns for our specialized funds and customized separate accounts. Furthermore, if the portfolio companies default on their indebtedness, or otherwise seek or are forced to restructure their obligations or declare bankruptcy, we could lose some or all of our investment and also suffer reputational harm.

We may pursue investment opportunities that involve business, regulatory, legal or other complexities.

We may pursue investment opportunities that have unusually complex business, regulatory and/or legal aspects to them. This complexity presents risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute, it can be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes involve a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Any of these risks could materially and adversely affect our business, financial condition and results of operations.

Our funds may face risks relating to undiversified investments.

While we have a policy of maintaining diversification in accordance with fund objectives and, where applicable, mandatory fund allocation rules, there can be no assurance as to the degree of diversification, if any, that will be achieved in any fund investments. Difficult market conditions or slowdowns affecting a particular asset class, geographic region or other category of investment could have a significant adverse impact on a given fund if its investments are concentrated in that area, which would result in lower investment returns. Accordingly, a lack of diversification on the part of a fund could adversely affect its investment performance and, as a result, our business, financial condition and results of operations.

Investments by our funds may in many cases rank junior to investments made by other investors.

In many cases, the companies in which our funds invest have indebtedness or equity securities, or may be permitted to incur indebtedness or to issue equity securities, that rank senior to our clients’ investments in our specialized funds, customized separate accounts or advisory accounts. By their terms, these instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our clients’ investments. Also, in the event of bankruptcy or liquidation of a company in which one or more of our funds hold an investment, holders of securities ranking senior to our clients’ investments would typically be entitled to receive payment in full before distributions could be made in respect of our clients’ investments. After repaying senior security holders, the company may not have any remaining assets to use for repaying amounts owed in respect of our clients’ investments. To the extent that any assets remain, holders of claims that rank equally with our clients’ investments would be entitled to share on an equal and ratable basis in distributions that are made out of those assets. Also, during periods of financial distress or following an insolvency, our ability to influence a company’s affairs and to take actions to protect investments by our funds may be substantially less than that of those holding senior interests, which could adversely affect our business, financial condition and results of operations.

A decline in the pace or size of investment by our funds would result in our receiving less revenue from fees.

The performance fees (including realized and unrealized performance fees) and management fees that we earn are driven in part by the pace at which our funds make investments and the size of those investments. Any decline in that pace or the size of investments would reduce our revenue from transaction and management fees. Likewise, during an attractive selling environment, our funds may capitalize on increased opportunities to exit investments. Any increase in the pace at which our funds exit investments, if not offset by new commitments and investments, would reduce future management fees. Additionally, in certain of our funds that derive management fees only on the basis of invested capital, the pace at which we make investments, the length of time we hold such investment and the timing of disposition will directly impact our revenues. Many factors could cause such a decline in the pace of investment or the transaction and management fees we receive, including:

•	the inability of our investment professionals to identify attractive investment opportunities;

•	competition for such opportunities among other potential acquirers;

•	unfavorable market and economic conditions;

•	decreased availability of capital on attractive terms;

•	our failure to consummate identified investment opportunities because of business, regulatory or legal complexities and adverse developments in the Brazilian or global economy or financial markets;

•	default by the investors of our investment funds on their contractual obligation to pay-in capital calls as requested by us or the third-party managers with whom we invest, impairing the ability to deploy capital at the intended rate;

•	terms we may agree with or provide to our fund investors or investors in separately managed accounts with respect to fees such as increasing the percentage of transaction or other fees we may share with our fund investors; and

•	new regulations, guidance or other actions provided or taken by regulatory authorities.

Given our focus on achieving investment performance that exceeds the performance of our main competitors, and on maintaining and strengthening investor relations, we may reduce our AUM, restrain its growth, reduce our fees or otherwise alter the terms under which we do business when we deem it in the best interests of our investors—even in circumstances where such actions might be contrary to the near-term interests of holders of our Class A common shares.

From time to time if we decide it is in the best interests of all stakeholders, we may take actions that could reduce the profits we could otherwise realize in the short term. While we believe that our commitment to treating our investors fairly is in the long-term interest of us and our shareholders, we may take actions that could adversely impact our short-term profitability, and there is no guarantee that such actions will benefit us in the long term. The means by which we seek to achieve investment performance that exceeds the performance of our main competitors in each of our strategies could include limiting the AUM in our strategies to an amount that we believe can be invested appropriately in accordance with our investment philosophy and current or anticipated economic and market conditions. Additionally, we may voluntarily reduce management fee rates and terms for certain of our funds or strategies when we deem it appropriate, even when doing so may reduce our short-term revenue. For instance, in order to enhance our relationship with certain fund investors, we have reduced management fees or ceased charging management fees on certain funds in specific instances. In certain investment funds, we have agreed to charge management fees based on invested capital or net asset value as opposed to charging management fees based on committed capital.

We have increasingly undertaken business initiatives to increase the number and type of investment products we offer to retail investors, which could expose us to new and greater levels of risk.

Although retail investors have been part of our historic distribution efforts, we have increasingly undertaken business initiatives to increase the number and type of investment products we offer to high net worth individuals, family offices and other mass affluent investors. In some cases we seek to distribute our funds to such retail investors indirectly through feeder funds sponsored by brokerage firms, private banks or third party feeder providers, and in other cases directly to the qualified clients of private banks, independent investment advisors and brokers. In other cases we create investment funds specifically designed for direct investment by retail investors. Our initiatives to access retail investors entail the investment of resources and our objectives may not be fully realized.

Accessing retail investors and selling retail directed products exposes us to new and greater levels of risk, including heightened litigation and regulatory enforcement risks. To the extent we distribute retail products through new channels, including through unaffiliated firms such as digital distribution platforms, we may not be able to effectively monitor or control the manner of their distribution, which could result in litigation against us, including with respect to, among other things, claims that products distributed through such channels are distributed to customers for whom they are unsuitable or distributed in any other inappropriate manner. Although we seek to ensure through due diligence and onboarding procedures that the channels through which retail investors access our investment products conduct themselves responsibly, to the extent that our investment products are being distributed through third parties, we are exposed to reputation damage and possible legal liability to the extent such third parties improperly sell our products to investors. Similarly, the hiring of employees to oversee independent advisors and brokers presents risks if they fail to follow training, review and supervisory procedures. In addition, the distribution of retail products through new channels whether directly or through market intermediaries could expose us to additional regulatory risk in the form of allegations of improper conduct and/or actions by regulators against us with respect to, among other things, product suitability, conflicts of interest and the adequacy of disclosure to customers to whom our products are distributed through those channels.

 Our inability to raise additional or successor funds (or raise successor funds of a size comparable to our predecessor funds) could have a material adverse impact on our business.

Our current private equity funds and certain other funds and investment vehicles have a finite life and a finite amount of commitments from fund investors. Once a fund nears the end of its investment period, our success depends on our ability to raise additional or successor funds in order to keep making investments and, over the long term, earning management fees (although our funds and investment vehicles continue to earn management fees after the expiration of their investment periods, they are generally at a reduced rate). Even if we are successful in raising successor funds, to the extent we are unable to raise successor funds of a size comparable to our predecessor funds or the extent that we are delayed in raising such successor funds, our revenues may decrease as the investment periods of our predecessor funds expire and associated fees decrease. The performance of our funds also impacts our ability to raise capital, and deterioration in the performance of our funds would result in challenges with regard to future fundraising. The evolving preferences of our fund investors may necessitate that alternatives to the traditional investment fund structure, such as separately managed accounts, smaller funds and co-investment vehicles, become a larger part of our business going forward. This could increase our cost of raising capital at the scale we have historically achieved. Furthermore, in order to raise capital for new strategies and products without drawing capital away from our existing products, we will need to seek new sources of capital such as individual investors.

Our ability to raise new funds could also be hampered if the general appeal of private equity and alternative investments were to decline. An investment in a limited partner interest in a private equity fund is less liquid than an exchange-traded instrument and the returns on such investment may be more volatile than returns on an investment in securities for which there is a more active and transparent market. Private equity and alternative investments could fall into disfavor as a result of concerns about liquidity and short-term performance. Institutional investors in private equity funds that have suffered from decreasing returns, liquidity pressure, increased volatility or difficulty maintaining target asset allocations may materially decrease or temporarily suspend making new investments in private equity funds. Such concerns could be exhibited, in particular, by public pension funds, which have historically been among the largest investors in alternative assets. Many public pension funds are significantly underfunded and their funding problems have been, and may in the future be, exacerbated by economic downturns. Concerns with liquidity could cause such public pension funds to reevaluate the appropriateness of alternative investments, and other institutional investors may reduce their overall portfolio allocations to alternative investments. This could result in a smaller overall pool of available capital in our industry. There is no assurance that the amount of commitments investors are making to alternative investment funds will continue at recent levels or that our ability to raise capital from investors will not be hampered.

In addition, the asset allocation rules or regulations or investment policies to which such third-party investors are subject could inhibit or restrict the ability of third-party investors to make investments in our investment funds. Coupled with a lack of distributions from their existing investment portfolios, many of these investors may have been left with disproportionately outsized remaining commitments to, and invested capital in, a number of investment funds, which may significantly limit their ability to make new commitments to third-party managed investment funds such as those advised by us.

Fund investors may also seek to redeploy capital away from certain of our credit or other non-private equity investment vehicles, which permit redemptions on relatively short notice in order for investors to meet liquidity needs or invest in other asset classes. We believe that our ability to avoid excessive redemption levels primarily depends on our funds’ continued satisfactory performance, although redemptions may also be driven by other factors important to our fund investors, including their need for liquidity and compliance with investment mandates, even if our performance is superior. Investors’ liquidity needs tend to be more pronounced during periods of market volatility. Any such redemptions would decrease our AUM and revenues.

The number of funds raising capital varies from year to year, and in years where relatively few funds are raising capital, the growth of our AUM and associated fees may be significantly lower. There is no assurance that the raising of funds for new strategies or successor funds will experience success similar to our existing or predecessor funds in the future.

If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues.

The financial services market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and maintain and enhance customer experience and the quality of our services, we must continuously invest in projects to develop new products and features. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. There can be no assurance that we will have the funds available to maintain the levels of investment required to support our projects, and any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients.

In addition, the services we deliver are designed to process highly complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service, or any performance issue that arises with a new service, could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or take advantage of technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services that provide improved functionality and features to such competitors’ existing service offerings. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the performance and management fees and financial services advisory fees we could generate from our service offerings, which could adversely affect our business, financial condition and results of operations.

The success of our business depends on the identification and availability of suitable investment opportunities for our clients.

Our success largely depends on the identification and availability of suitable investment opportunities for our clients. The availability of investment opportunities will be subject to market conditions and other factors outside of our control and the control of the fund managers with which we invest. Past returns of our funds have benefited from investment opportunities and general market conditions that may not continue or reoccur, including favorable borrowing conditions in the debt markets, and there can be no assurance that our funds, or the underlying funds in which we invest, will be able to avail themselves of comparable opportunities and conditions. There can also be no assurance that the private markets funds we manage will be able to identify sufficient attractive investment opportunities to meet their investment objectives. Further, the due diligence investigations we conduct before investments are made by our funds may not uncover all facts relevant to the suitability of such opportunities. See “—Our due diligence processes for investments may not reveal all relevant facts, which could result in a material adverse effect on our business and financial condition.”

 Substantial and increasingly intense competition within our industry may harm our business.

The financial services market is highly competitive. Our growth will depend on a combination of the continued expansion of the financial services we offer and our ability to increase our market share. Our primary competitors include other alternative investment advisors as well as traditional financial services providers such as affiliates of financial institutions and well-established financial services companies in Brazil. We also face competition from non-traditional financial services providers that have significant financial resources and develop different kinds of services.

Many of our competitors may have substantially greater financial, technological, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. If competition causes us to reduce the performance and management fees and financial services advisory fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. Moreover, we may not be successful in reducing or controlling costs and our margins may be adversely affected. In particular, we may need to reduce the performance and management fees and financial services advisory fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations. For further information regarding our competition, see “Item 4. Information on the Company—Business Overview—Competition.”

Client attrition could cause our revenues to decline and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners.

We experience client attrition resulting from several factors, including, among others, closures of businesses of our clients, transfers of investments to our competitors and lack of client satisfaction with investment returns and overall customer relationship and investor experience. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher-than-expected attrition, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, should we not be successful in selling additional solutions or investment opportunities to our clients, we may fail to achieve our desired rate of growth.

Moreover, our clients expect a consistent level of quality on our investment platform. If the reliability, performance or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, we could lose existing clients and find it harder to attract new clients and partners, which could adversely affect our business, financial condition and results of operations.

Poor performance by our funds may adversely affect our brand and reputation, the performance fees and investment income received by us, and our growth and ability to raise capital for future funds.

In the event that our funds were to perform unsatisfactorily, in particular if this were the case for a larger fund, this may lead to difficulties for Vinci Partners in attracting fund investors and raising capital for new funds in the future. Poor performance by our funds could also result in a reduction in the performance fees expected to be received by us and the amount of performance fees ultimately received by us or could even result in us receiving no performance fees at all. Fund investors in future Vinci Partners funds may negotiate a lower management fee or a lower allocation of performance fees and investment income to us and the economic terms of our future funds may be less favorable to us than those of existing Vinci Partners funds.

The performance of our funds is always measured against the performance of competitors’ funds and public markets performance, and there is subsequently a risk that, even if our funds perform in line with expectations, where our competitors’ funds or public markets perform better by comparison, this may have an adverse effect on Vinci Partners’ ability to retain or attract fund investors and further adversely affect our ability to negotiate management fee rates or other economic terms of our future funds.

The performance of our funds could be adversely affected by a number of factors, for instance if competition for investment opportunities, on which a particular Vinci Partners fund is focused, increases. Competition for investment opportunities is based primarily on the ability to source such investment opportunities, the pricing, terms and structure of a proposed investment and the certainty of execution. Competition for investment opportunities is also influenced by our funds’ historical returns. For example, a Vinci Partners fund may be chosen as the preferred acquirer because of our history even where competitors are on equal or better footing in terms of pricing at the time of investment; conversely, a Vinci Partners fund may lose out on a potential investment if Vinci Partners was damaged by poor performance, even where a Vinci Partners fund offered better pricing terms than its competitors. Our funds may have been created under different organizational structures with the result that applicable laws and investment limitations might differ from current or future funds. Further, there is a risk that current and future Vinci Partners funds will not benefit from investment opportunities and general market conditions from historical periods.

In addition, Vinci Partners funds could also generate lower returns on investments or experience increased risks of investment losses in situations where Vinci Partners offers more aggressive terms for certain investment opportunities when participating in competitive sales processes.

We are subject to risks relating to the dilution of our corporate culture and Brazilian heritage.

We have a strong corporate culture and continuously work to uphold this corporate culture within our organization. Our growth across new product offerings, investment opportunities, asset classes and markets may lead to organizational and cultural challenges. Without the existence of thoughtful strategies aimed at maintaining corporate culture despite rapid growth, there is a risk that our corporate culture will be diluted and our values will change over time. Our focus on our personnel has further been decisive in retaining employees and maintaining good organizational health.

Dilution of our corporate culture and of our Brazilian heritage may lead to key employees leaving us, a change in our leadership style or additional strain on our ability to successfully integrate new employees, new systems or other resources. If we do not uphold our corporate culture, this may also adversely affect our ability to retain and recruit investment advisory professionals and other key personnel. Our personnel is our most important asset, and a dilution of our corporate culture could have a material adverse effect on our continued development, which could adversely affect our business, financial condition and results of operations.

Changed trends in the Brazilian and in the global savings markets or in the private markets industry may adversely affect us.

We are affected by trends in the market for management of savings assets, which market has grown significantly in recent years. Growth has been primarily driven by investment returns, most notably rising equity market values. However, net inflows have made an increasing contribution towards overall growth in industry-wide AUM in recent years.

In the last five years, the Brazilian basic interest rate, known as the SELIC rate, has fallen from a nominal 14.25% per year to as low as 2.0% until March 2021. This rapid and significant drop in the SELIC rate has initiated a never-before-seen migration of capital flows to alternative asset management products, accelerating the migration of retail and institutional investors in Brazil from fixed-income products to alternative investments, such as ours. With a global economic recovery currently underway, commodity prices have increased significantly in the last few months, leading to a global increase in inflation, and in Brazil in particular. With current inflation at 6.1% (IPCA, March 2021, last 12 months), the 2.00% SELIC rate became more negative in real terms than the Central Bank had previously forecast. Therefore, on March 17, the Brazilian Central Bank increased the SELIC rate to 2.75%. Additional increases are expected in 2021, until the SELIC rate reaches levels similar those before the pandemic (i.e., around 4.5%). The market, however, priced-in a more aggressive adjustment with an expected final SELIC at 6.5%.

While nominal rates have increased, real interest rates remain low and we still expect that flows into alternative assets will persist in the coming years, as the economic outlook continues to favor low real interest rates for the foreseeable future. The environment of low to negative SELIC rate in real terms is increasingly drawing retail investors to alternative asset classes; we also believe the share of investment from Brazilian institutional investors in listed funds, which is currently low, may increase significantly in the coming years, which could continue to support the potential growth in this asset class.

If basic interest rates are increased more than expected, this could result in a significant slowdown in our AUM growth and could necessitate a shift by us to investments in other asset classes or change our mix of investments, and we may not be able to generate the same investment returns that we have generated historically, or could experience a loss on in investments in real terms. In addition, if the positive trends in the asset management industry do not continue or if the industry were to be subject to negative trends, this may impede our ability to raise capital for new funds. Furthermore, fund investors’ investment returns can be impacted by overall public share prices and a decrease in share prices may affect our funds’ returns to fund investors.

While we believe the current macroeconomic and interest rate environment has been favorable for our business, driving migration toward alternative investments, such as those that we offer, there is a risk that fund investors may, for instance due to an overall downturn in the public markets, end up over-allocated to private markets, which in turn could have a negative impact on our ability to raise capital for new funds. This may also lead to increased competition from new entrants and established players, making it more difficult for us to source suitable investment opportunities for our funds. For example, within the private equity sector, competitors include Advent International Ltd., Patria Investments Ltd. (in partnership with The Blackstone Group Inc.), Kinea Investimentos Ltda. and Kinea Private Equity Investimentos S.A. (which we refer to together as Kinea), and The Carlyle Group. Within the infrastructure sector, competitors include Patria and Perfin Administração de Recursos Ltda. Within the real estate sector, competitors include Kinea, XP Inc., Banco BTG Pactual S.A. and Credit Suisse Hedging-Griffo (through Credit Suisse Hedging-Griffo Wealth Management S.A. and Credit Suisse Hedging-Griffo Corretora de Valores S.A.). Within the credit sector our main competitors are the large Brazilian banks, including Itau Unibanco S.A., Banco Bradesco S.A., Banco do Brasil and Banco Santander (Brasil) S.A., and investment platforms tied to other financial institutions, including Kinea, XP Inc. and Banco BTG Pactual S.A. Our financial advisory services compete against those of local and international boutique mergers and acquisitions advisory firms. Alternatively, for a variety of reasons, fund investor sentiment may turn against private markets investing. For example, the returns generated by private markets may decline, and other asset classes or investment opportunities may be perceived to offer superior returns. Certain institutional fund investors are also demonstrating a preference to “in-source” their own investment advisory professionals. Such institutional investors may cease to invest in, or reduce their allocations to, our funds, as well as potentially become competitors of Vinci Partners and our funds, all of which could adversely affect our earning potential.

To meet the demands of fund investors, we have a multi-strategy platform including, inter alia, Private Equity, Real Estate, Infrastructure and Credit, enabling fund investors to simplify their investment manager relationships by investing across multiple investment strategies with the same manager. If fund investor requirements and preferences change, this could adversely affect the level of interest for investing in specific asset classes or investing in our funds. Such changes may impede our ability to raise capital for new funds, which could adversely affect our business, financial condition and results of operations.

We may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons.

As an asset management firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial advisors has been increasing. Our asset management and advisory activities may subject us to the risk of significant legal liabilities to our clients and third parties, including our clients’ stockholders or beneficiaries, under securities or other laws and regulations for materially false or misleading statements made in connection with securities and other transactions. In our investment management business, we make investment decisions on behalf of our clients that could result in substantial losses. Any such losses also may subject us to the risk of legal and regulatory liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. Moreover, litigation risk may also arise from a perception from investors that any investment opportunity identified by us that is appropriate for two or more investment funds in a manner that excludes one or more funds or results in a disproportionate allocation based on factors or criteria that we determine is inconsistent with the fiduciary obligations of our subsidiaries under applicable law, governing fund agreements or Vinci Partners’ own policies. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending litigation. In addition, negative publicity and press speculation about us, our investment activities or the private markets in general, whether or not based in truth, or litigation or regulatory action against us or any third-party managers with whom we invest directly or indirectly involving us may tarnish our reputation and harm our ability to attract and retain clients. Substantial legal or regulatory liability could materially and adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could seriously harm our business.

We are subject to increasing scrutiny from certain investors with respect to the governance and/or the social and environmental impact of investments made by our funds, which may constrain capital deployment opportunities for our funds and adversely impact our ability to raise capital from such investors.

In recent years, certain investors, especially pension funds, have placed increasing importance on the negative impacts of investments made by the private equity and other funds to which they commit capital, including with respect to environmental, social and governance, or ESG, matters. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to take certain actions that could adversely impact the value of an investment, or refrain from taking certain actions that could improve the value of an investment. At times, investors have conditioned future capital commitments on the taking or refraining from taking of such actions. Increased focus and activism related to ESG and similar matters may constrain our capital deployment opportunities, and the demands of certain investors may further limit the types of investments that are available to our funds. In addition, investors may decide to withdraw previously committed capital from our funds (where such withdrawal is permitted) or to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the social cost of investments made by our funds. To the extent our access to capital from investors, including pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise enough capital for new funds, which may adversely impact our revenues.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services could expose us to liability and protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, bank account numbers and trading and investment portfolio data. An increasing number of organizations, including large clients and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third-party service providers, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties, commercial partners, third-party service providers and other agents, who collect, process, store and transmit sensitive data, and we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data by us or such third parties or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures may not prevent unauthorized access to or use of sensitive data. A breach of our system or of the system of one of our commercial partners or third-party service providers may subject us to material losses or liability, including fines. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using our products and services, thus reducing our revenues. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations.

We cannot assure you that there are written agreements in place with every third party or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from such third parties in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to the manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Further, as a result of the COVID-19 pandemic, we have increased the number of our employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

We will be subject to risks related to noncompliance with data protection laws and the new Brazilian General Data Protection Law, which provides for application of sanctions, including financial penalties, in case of noncompliance.

In 2018, the President of Brazil approved Brazilian Law No. 13,709/2018, named the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation to be enacted by the National Data Protection Authority and should result in changes to the LGPD’s approach that are not yet defined as of the date of this annual report. However, the administrative sanctions provisions of LGPD will only become enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data in all economic sectors, regardless of whether data is collected in a digital or physical environment. Once the administrative sanctions of the LGPD become enforceable, in the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of the our or our economic group’s revenues up to a limit of R$50.0 million per infraction, (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and (6) partial or complete prohibition to engage in processing activities. The effectiveness of such administrative sanctions, however, has been postponed to August 2021. Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD and certain other sector-specific laws and regulations on data protection still in force. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with the LGPD, we may incur material costs which could have an adverse effect in our reputation and results of operations.

We may be held liable for material, punitive, individual or collective damages to the data subjects due to its processing and treatment and could be held individually or severally responsible for material, punitive, individual or collective damages caused by us, our subsidiaries, service providers that process personal data on our behalf or our affiliates due to non-compliance with the obligations set forth by the LGPD, which may adversely affect our reputation and results and, consequently, the value of our Class A common shares.

In the event of failure or insufficiency in the adoption of measures to protect the personal data that is processed or to maintain compliance with the Brazilian General Data Protection Law, we may incur relevant costs, such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, as well as such failure or insufficiency having an adverse effect on our reputation and results of operations. As a result, we may be held liable even before the Brazilian General Data Protection Law sanctions come into force since consumer protection authorities and the Public Prosecutor’s Office have already been active in pursuing data privacy violations even before the LGPD became effective. Accordingly, failures in the protection of the personal data processed by us, or any failure to implement adequate data protection measures in response to applicable legislation, may subject us to high fines, the disclosure of the incident to the market, the payment of indemnities, the elimination of personal data from the database in question and the suspension of access to our databases, prohibition of our activities related to the processing of infringed data in addition to civil sanctions, which may adversely affect our reputation and results.

In addition, despite the fact that the administrative sanctions of the LGPD will not become applicable until August 2021, the application of administrative sanctions under other laws that deal with privacy and data protection issues may still apply, such as the Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions may be imposed by other public authorities, such as the Public Prosecutors’ Offices, the National Consumer Secretariat and consumer protection agencies. We may also be subject to liability in the civil sphere for violation of these laws. Sanctions imposed against us by these authorities may also adversely affect our reputation and results and, consequently, the value of our Class A common shares.

Our business depends on our well-regarded, reliable brand, and any failure to maintain, protect, and enhance our brand and related brands, including through effective marketing and communications strategies, would harm our business.

We have developed a well-regarded and reliable brand, “Vinci Partners,” that has contributed significantly to the success of our business. Maintaining, protecting, and enhancing our brands is critical to expanding our client base, and our relationships with other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.

We may in the future be the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brands and materially deter people from adopting our services. Negative publicity about our company or our management, including about our product quality, reliability and performance, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during our initial public offering process or during future periods.

In addition, we believe that promoting our brands in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expanding our base of clients. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as LinkedIn, Google, Facebook or Instagram. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new clients would be materially harmed, which could adversely affect our business, financial condition and results of operations.

Large investments made by certain of our funds may involve certain complexities and risks that may not be encountered in the context of small- and medium-sized investments and concentrated positions in any of our funds may expose us to losses.

Where our funds make large investments, these may involve certain complexities and risks that may not be encountered in small- and medium-sized investments. For example, larger transactions may be more difficult to finance or may entail greater challenges in implementing changes in the relevant portfolio company’s management, culture, finances or operations, and may face greater scrutiny by regulators, interest groups and other third parties. Further, in larger transactions, the amount of equity capital required to complete an investment has increased significantly. This has resulted in some larger private equity deals being structured as consortium transactions. Consortium transactions generally entail a reduced level of control over the investment because governance rights must be shared with the other consortium investors. Accordingly, in such deals, our funds may not be able to separately control decisions relating to a consortium investment and the timing and nature of any exit. In addition, large investments could result in concentrated positions in certain of our funds, or certain of our funds may have concentrated positions in the securities of certain issuers or of issuers of a particular industry, country or region, which could expose us to losses in respect of such issuer, industry, country or region. Any of these factors could increase the risk that our funds’ larger investments could be less successful than investments over which the relevant Vinci Partners fund has full control or has a more diversified position. The consequences of an unsuccessful larger investment by a Vinci Partners fund could be more severe given the size of the investment and any such adverse consequences could, in turn, have a material adverse impact on our brand and reputation as well as adversely affect the performance fees and investment income received by us from the relevant fund, which could adversely affect our business, financial condition and results of operations.

 We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft and SS&C Eze, among others. The functions these service providers provide include portfolio management and asset allocation services, compliance management, communication systems, registration systems, data control systems, information security systems, and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we rely on certain systems and institutions to allow our portfolio managers to access real-time market information data, such as Bloomberg, Reuters, Broadcast, Quantum and Economática, which are essential for our managers to make their investment decisions and take certain actions (such as making trades). Any failure of such information providers to update or deliver such data in a timely manner could lead to potential losses of our funds, which may in turn affect our business operations and reputation and may cause us to incur losses.

We cannot assure you that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. Some external service providers may have assets and infrastructure that are important to the services they provide us that are located in or outside Brazil, and their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations of the jurisdictions in which their assets and operations are located.

An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, financial condition and results of operations.

Further, disputes might arise in relation to the agreements that we enter into with our service providers or the performance of the service providers thereunder. To the extent that any service provider disagrees with us on the quality of the products or services to be provided under the terms and conditions of the payment under or other provisions of any such agreement, we may face claims, disputes, litigations or other proceedings initiated by such service provider against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to ensure the accuracy of the information for third-party funds that we invest in for our clients, and we have no control over the performance of these third-party funds.

We invest our clients’ funds in certain third-party funds. While the information related to these third-party funds has been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party funds or their service providers or agents provide incomplete, misleading, inaccurate or fraudulent information in relation to their funds, we may lose the trust of existing and prospective investors.

Furthermore, as clients invest in these third-party funds through funds managed by us, they may have the impression that we are at least partially responsible for the quality and performance of these funds. Although we have established standards to screen fund providers before we invest in these funds, we have limited control over the performance of these third-party funds. In the event that an investor is dissatisfied with a third-party fund invested in by us, we do not have any means to directly make improvements in response to client complaints. If investors become dissatisfied with these third-party funds, our business, reputation, financial performance and prospects could be adversely affected.

We rely upon our systems and upon third-party data center service providers to host certain aspects of our platform and content, and any systems failure due to factors beyond our control or any disruption to, or interference with, our use of third-party data center services could interrupt our service, increase our costs and impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from a third-party service provider to make certain content available on our platform. Our primary data centers are located in Rio de Janeiro, Brazil. Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of natural disasters, acts of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

In addition, we depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our systems or those of third parties, errors or delays in the processing of transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of clients;

•	loss of client data;

•	loss of licenses, registrations or authorizations with the CVM, ANBIMA and/or any other applicable authority;

•	fines imposed by applicable regulatory authorities and other issues relating to noncompliance with applicable asset management services or data protection requirements;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

Valuation methodologies for certain assets in Vinci Partners funds involve subjective judgments and assumptions and the fair value of assets established pursuant to such methodologies could, therefore, be incorrect, which could have an adverse effect on fund performance, accrued performance fees and investment income.

Valuation methodologies for investments held by our funds can involve subjective judgments, and the fair value of assets established pursuant to such methodologies may therefore be incorrect, which could have an adverse effect on fund performance and accrued performance fees.

There are often no readily ascertainable market prices for a portion of the investments of funds that we manage. As of December 31, 2020, investments in non-listed companies comprise 82.35% of investments in portfolio companies for the private equity funds that we manage. Valuations of the investments held by our funds are generally prepared in line with applicable and recognized valuation processes and procedures (including, in respect of private equity investments in accordance with the international private equity and venture capital valuation guidelines). There is a risk that investments held by our funds will not be realized for amounts equal to, or greater than, the amounts at which they are valued, or that the past valuations based on such performance information will not accurately reflect the realization value of such investments. An investment’s actual realization value will depend on, among other factors, future operating results of the relevant investment, the value of the assets and market conditions at the time of disposal, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which previous valuations were determined.

Valuations of unrealized investments held by our funds can affect the amount of performance fees generated by our funds in circumstances where unrealized investments are written off or written down in value. To the extent that a valuation is incorrect, this may result in a recognition of revenue from performance fees, a subsequent reduction of which could ultimately reduce our profitability. Valuation of unrealized investments held by our funds could also affect management fees in the case of a bankruptcy of a portfolio company of a Vinci Partners fund, whereby the investment is considered realized and the invested capital is deducted from the base on which management fee is calculated, which could have an effect on the income from management fees received by Vinci Partners from existing funds.

Changes in values attributed to investments from time to time may result in volatility in the results of operations that our funds and we report from period to period. Also, a situation where asset values turn out to be materially different to those values previously realized could cause fund investors to lose confidence in us, which could in turn result in difficulty in raising capital for additional funds, and as a consequence, could adversely affect our business, financial condition and results of operations.

The historical performance of our investments should not be considered as indicative of the future results of our investments or our operations or any returns expected on an investment in our Class A common shares.

Past performance of our funds is not necessarily indicative of future results or of the performance of our Class A common shares. An investment in our Class A common shares is not an investment in any of our funds. In addition, the historical and potential future returns of funds that we manage are not directly linked to returns on our Class A common shares. Therefore, you should not conclude that continued positive performance of funds will necessarily result in positive returns on an investment in our Class A common shares. However, poor performance of our specialized funds could cause a decline in our revenue, and could therefore have a negative effect on our performance and on returns on an investment in our Class A common shares.

The historical performance of our funds should not be considered indicative of the future performance of these funds or of any future funds we may raise, in part because:

•	market conditions and investment opportunities during previous periods may have been significantly more favorable for generating positive performance than those we may currently be experiencing or that we may experience in the future;

•	the performance of our funds is generally calculated on the basis of net asset value of the funds’ investments, including unrealized gains, which may never be realized;

•	our historical returns derive largely from the performance of our earlier funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed;

•	our newly established funds may generate lower returns during the period that they initially deploy their capital;

•	competition continues to increase for investment opportunities, which may reduce our returns in the future;

•	the performance of particular funds also will be affected by risks of the industries and businesses in which they invest; and

•	we may create new funds that reflect a different asset mix and new investment strategies, as well as a varied geographic and industry exposure, compared to our historical funds, and any such new funds could have different returns from our previous funds.

If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel, including our partners and other members of senior management, who have substantial experience with our operations, the financial services industry and the markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

The ability to attract, recruit, develop and retain qualified employees and continue to strengthen our business is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that our qualified employees will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

In addition, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute our strategies as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer.

Implementing our growth strategy, including new investment products and business initiatives, may be unsuccessful.

We may be subject to a number of risks and uncertainties associated with our growth strategy, including the risk that new business initiatives will not contribute towards achieving our objectives or that we will not execute such new initiatives successfully. New initiatives may also be difficult to launch, for instance where we do not have a proven track record within the area of the new initiative, or may not reach the set goals and expectations following launch. Any new products we offer may have different economic structures than our traditional investment funds and may require a different marketing approach. Given our diverse offering of products and services, these initiatives could create conflicts of interests with existing products, increase our costs and expose us to new market risks and legal and regulatory requirements and could expose us to greater reputation and litigation risk. Implementing our growth strategy may also entail significant difficulties and costs, including the logistical and overhead costs of opening and expanding offices, the cost of recruiting, training and retaining a higher number of investment advisory professionals and higher costs arising from exposure to additional jurisdictions (including the laws, rules and regulations thereof) and activities. New initiatives and expanding our business, including to open new offices or develop new product offerings, could also divert significant time and attention of our senior management in the development of such new initiatives to the detriment of our existing business. Furthermore, we may be directly exposed to new business risks or be subjected to enhanced exposure to existing risks if business initiatives are financed with our own capital.

We may be exposed to asset-specific risks, including those relating to the holding of publicly traded securities, such as fluctuating stock prices and additional media scrutiny, which by extension may have an adverse effect on our brand and reputation. In addition, when our funds acquire minority stakes in public companies, or our portfolio companies are listed, these public companies may make decisions with which the relevant Vinci Partners fund disagrees, and the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our funds’ interests.

Any failure of our new initiatives to meet or exceed expectations could lead to us not reaching profitability within the initiative, not growing in accordance with our growth strategy and not being able to enjoy the benefits that this is expected to lead to, as well preventing us from reaching our growth targets. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs.

We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, cash flows and results of operations.

We are subject to uncertainties that are common across the securities industry. These uncertainties include:

•	the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes, in particular in the context of the COVID-19 pandemic;

•	extensive governmental regulation;

•	litigation;

•	intense competition;

•	poor performance of investments made by us or by third party investment managers with whom we invest;

•	substantial fluctuations in the volume and price level of securities; and

•	dependence on the solvency of various third parties.

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in our having difficulty selling securities. In the event of a market downturn, or in the event of increased market volatility, including as a result of the COVID-19 pandemic, our business could be adversely affected in many ways, potentially for a prolonged period of time.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner, quotaholder or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “— Certain Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 8. —A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy .”

We may be subject to credit risks and could be subject to losses that would have a material adverse effect on our financial condition and results of operations.

We may be subject to the risk that our counterparties’ credit worthiness will deteriorate and that they no longer will be able to fulfil their financial obligations towards us. Our credit risks relate primarily to receivables and contract assets, cash held in bank accounts, any derivative instruments outstanding with a positive fair value, and any financial guarantees. If measures taken by us to minimize credit risks are not sufficient, or if one or more counterparties run into financial difficulties, we could be subject to losses, which could have a material adverse effect on our financial condition and results of operations.

The performance of our funds may also be affected by credit risks, which subsequently could adversely affect us. In our funds’ activities, defaults on commitments may have adverse consequences on the investment process. For instance, fund investors may not satisfy their contractual obligation to fund capital calls when requested by the general partner or fund manager of the relevant fund. This may result in shortfalls in capital and may affect the relevant fund’s ability to consummate investments and adversely affect our ability to receive management fees and other income.

We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk.

We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are require to convert into the relevant foreign currencies in order to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations including, for example as a result of overall market declines and increased volatility due to the COVID-19 pandemic.

In addition, we may in the future enter into derivatives transactions to manage our exposure to exchange rate risk. Such derivatives transactions would be designed to protect us against increases or decreases in exchange rates, but not both. If we enter into derivatives transactions to protect against, for example, decreases in the value of the real and the real instead increases in value, we may incur financial losses. Such losses could materially and adversely affect us.

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Prior to our IPO, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2020, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2020. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC. Specifically:

•	we identified material weaknesses related to (1) managing access to our systems, data and end-user computing, or EUC, controls, and (2) computer operations controls, which were not designed or operating effectively;

•	we identified material weaknesses related to (1) supervision in relation to financial reporting for a public company, including lack of an audit committee; and (2) training, specifically, training addressing financial reporting topics for a public company; and

•	we identified control deficiencies related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions, including controls of proper evidence of recognition and measurement of revenues; such deficiencies, when considered in the aggregate, would be considered a material weakness.

These material weaknesses did not result in a material misstatement to our consolidated financial statements.

We have begun to implement our remediation plan with the establishment of an audit committee. For more information see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

Also, we are in the process of adopting a plan to improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, designing and implementing improved processes and internal controls. However, we cannot assure you that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.

As a result of our IPO, we are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We incur additional accounting and auditing expenses and spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

In addition, these obligations also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Requirements associated with being a public company in the United States require significant company resources and management attention.

We are subject to certain reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the other rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, and the Nasdaq. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, the Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These obligations also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

Our business is subject to complex and evolving regulations and oversight related to our provision of financial products and services and to costs and risks associated with other increased or changing laws and regulations affecting our business, including developments in data protection and privacy laws, which could harm our business, financial condition and results of operations.

As an asset management firm in Brazil, our business is subject to Brazilian laws and regulations relating to asset management in Brazil, comprising Federal Law No. 6,385/1976 and related rules and regulations issued by the CVM and ANBIMA, among others.

The laws, rules, and regulations that govern our business include or may in the future include those relating to consumer financial protection, tax, anti-money laundering and terrorist financing and escheatment (rules relating to unclaimed property). These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Brazil, including the CVM. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business. In addition, during periods of heightened political and economic uncertainty, the Brazilian federal government could implement additional rules and regulations that could adversely impact our business. See “—Certain Risks Relating to Brazil—The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.”

We are subject to anti-money laundering and terrorist financing laws and regulations in multiple jurisdictions that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations impacting our ability to maintain a bank account in the countries where we operate, including the United States, or if existing or new legislation or regulations applicable to banks in the countries where we maintain a bank account, including the United States, were to result in banks in those countries being unwilling or unable to establish and maintain bank accounts for us.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Certain of our subsidiaries are subject to regulation in the United States. If we or any of our subsidiaries obtain additional licenses or registrations in the United States, we could be subject to compliance with additional applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.

Although we have a compliance program focused on applicable laws, rules, and regulations (which currently is principally focused on Brazilian law) and are continually investing in this program, we may nonetheless be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions, including loss of required licenses or approvals in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual failure to comply with applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability, and we could be (1) required to pay substantial fines and disgorgement of our profits or (2) required to change our business practices. Any disciplinary or punitive action by our regulators or failure to obtain required operating authorizations could seriously harm our business and results of operations.

In addition, the Brazilian regulatory and legal environment exposes us to other compliance and litigation risks that could materially affect our results of operations. These laws and regulations may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data (including as a result of the LGPD). There can be no guarantee that we will have sufficient financial and personnel resources to comply with any new regulations or successfully compete in the context of a changing regulatory environment.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in Brazil. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with clients or companies, as well as our unilateral business practices, could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations and failure to comply with such laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the Bribery Act 2010 of the United Kingdom, or the Bribery Act. Each of the Clean Company Act, the FCPA and the Bribery Act impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators regularly reexamine their rules and regulatory measures, requirements and procedures, which may lead us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our clients and to monitor their transactions and transactions made by our funds. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services. As a result, allegations of improper conduct as well as negative publicity and press speculation about us or our portfolio companies, or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

Misconduct of our employees, consultants or subcontractors could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm. Fraud and other deceptive practices or other misconduct at our funds’ portfolio companies could similarly subject us to liability and reputational damage and also harm performance.

Our employees, consultants and subcontractors could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets managed by our asset management business. The violation of these obligations and standards by any of our employees, consultants and subcontractors would adversely affect our clients and us. If our employees, consultants and subcontractors were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. Detecting or deterring employee misconduct is not always possible, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees, consultants and subcontractors were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, such as Brazil the United States and the United Kingdom, among others, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act, FCPA and the Bribery Act. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the Clean Company Act, the FCPA, the U.K. anti-bribery laws or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common shares.

In addition, we may also be adversely affected if there is misconduct by personnel of portfolio companies in which our funds invest. For example, financial fraud or other deceptive practices at our funds’ portfolio companies, or failures by personnel at our funds’ portfolio companies to comply with anti-bribery, trade sanctions, anti-harassment or other legal and regulatory requirements, could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct and securities litigation, and could also cause significant reputational and business harm to us. Such misconduct may undermine our due diligence efforts with respect to such portfolio companies and could negatively affect the valuations of the investments by our funds in such portfolio companies.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Our activities are also subject to a Municipal Tax on Services (Imposto sobre Serviços), or ISS. Any increases in ISS rates could also harm our profitability.

There are a number of proposed drafts of legislation currently before the Brazilian Congress that aim to implement overall tax reform. Among the drafts under discussion, there are proposals that aim to completely change the consumption taxation system, which would extinguish three federal taxes—excise tax, PIS and COFINS, as well as state value-added taxes, and municipal taxes—and would impose in their place a new tax on operations with goods and services, or IBS, that would apply to consumption. According to a recent proposal by the Brazilian federal government, pending analysis by the Brazilian Congress, PIS and COFINS would be replaced by a new federal contribution (contribution on goods and services, or CBS), which could lead to a higher tax burden on us as compared to PIS/COFINS. If any tax reform is approved, or if there is any change in the laws and regulations that affects the taxes or tax incentives applicable to us and our subsidiaries or portfolio companies, such change or changes could, directly or indirectly, adversely affect our business and results of operations.

Moreover, tax rules in Brazil, particularly at the local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the ISS collection applied to the rendering of part of our services. These changes created new obligations, as ISS will now be due in the municipality in which the client contracting our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation was enacted in December of 2016, but its force has been delayed by Direct Unconstitutionality Action No. 5835, or ADI 5835, filed by taxpayers. ADI 5835 challenges the constitutionality of Supplementary Law No. 157/16 before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to partially suspend the enforcement of article one of Supplementary Law No. 157/16. As of the date of this annual report, a final decision on this matter is currently pending. On September 23, 2020, the Brazilian federal government enacted Supplementary Law No. 175/2020, which aims to establish a standard for determining the location where ISS must be collected in connection with the rendering of specific services, including investment fund management. ISS is a municipal tax payable by the service provider. Under Supplementary Law No. 175/2020 the ISS collection location for fund management services changes from the municipality where the services originate to the municipality where the services are destined to, which means, in our case, the municipality of incorporation or residence of the quotaholders of the investment funds managed by us. Although ISS for our services is currently taxed in Rio de Janeiro and São Paulo (the municipalities where we are incorporated) at the rate of 2%, the applicable rate may be defined by each municipality at up to 5%. Therefore, the new rules of Supplementary Law 175/2020 could cause an increase in ISS tax payable by us in connection with the services we provide, if we are required to pay ISS in municipalities that charge a ISS rate higher than the 2% rate charged in Rio de Janeiro and São Paulo.

Moreover, tax laws, regulations and treaties are complex and the manner in which they apply to us or to our funds is sometimes open to interpretation and, in some cases, they may be interpreted differently between us and the relevant tax authorities. The application of indirect taxes, such as value-added tax, services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours or the charge of taxes due, plus charges and penalties. New taxes, social security and labor charges could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

In addition, to support its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes that may affect our funds (including offshore funds) and the investors in such funds. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that any such reforms will not, once implemented, increase the overall tax burden on, and have an adverse effect upon, the operations and business of our private equity funds and their portfolio companies. Furthermore, such changes have in the past produced uncertainty in the financial system and may increase the cost of borrowing. The

Brazilian tax authorities’ interpretations with respect to tax events and tax rates, as well as the computation of certain taxes, may change from time to time, including in ways that could materially adversely affect our funds, investors, and our financial condition and results of operations.

Transfer pricing may result in increased tax costs.

The jurisdictions in which we operate have rules on transfer pricing that require intra-group transactions to be conducted on arm’s-length terms. We regularly obtain advice regarding, inter alia, transfer pricing from external tax advisors. Transactions conducted between and among us and our subsidiaries, including, but not limited to, provision of investment advisory and investor relations services and business support services, and management services are made on a commercial basis by application of international guidelines and national regulations. As a consequence of globalization and growing world trade, tax authorities worldwide have increased their focus on transfer pricing with respect to cross border intra group transactions, as part of protecting their respective country’s tax base. In the event the tax authorities in the jurisdictions where we operate consider the pricing not to be on arm’s-length terms and were to succeed with such claims, this could result in an increased tax cost, including tax surcharges and interest.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims, including, but not limited to, aspects of our business, corporate structure, executive compensation and dividend policies in our operational subsidiaries. Indemnity rights that we seek to negotiate in certain transactions may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed any amounts we are able to recover under any indemnity arrangements, such judgments or settlements could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, file actions to nullify, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive harm. If the ownership of any of our trademarks or domain names is legally challenged and such challenges result in adverse judicial decisions rendered against us, we may be prohibited from further using our trademarks and domain names. In addition, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or the INPI/BPTO). In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, which could adversely affect our business.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making infringement claims and attempting to extract settlements. Even if we became party to intellectual property related claims that we believe to be without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, adjust our business practices or operations, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain services or using certain brands. Even if we have an agreement for indemnification against such costs, the party providing such indemnification may be unwilling or unable to comply with its indemnification obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenues and earnings could be adversely impacted.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose clients as a result of any acquisition, partnership or joint venture. In addition, we may be unable to realize the expected benefits, synergies or developments that we may initially anticipate. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.

Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. In addition, we may spend time and money on projects that do not increase our revenue or profitability. To the extent we finance any acquisition or investment in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we finance any acquisition or investment with the proceeds from the incurrence of debt, this would increase our level of indebtedness and could negatively affect our liquidity, credit rating and restrict our operations. Our competitors may be willing to pay more than us for acquisitions or investments, which may cause us to lose certain opportunities that we would otherwise desire to complete. Moreover, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial and/or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot assure you that any acquisition, partnership, investment or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a dynamic industry, and we have experienced significant change in recent years, and the emergence of new risks within the industries in which we operate or may operate in the future. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we and our funds are or may be exposed, we and our funds may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

When our products and services are used in connection with illegitimate transactions we may be exposed to governmental and regulatory sanctions, including outside of Brazil (for example, U.S. anti-money laundering and economic sanctions violations). Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we and our funds are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we and our funds may become subject in the future. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we and our funds may suffer large financial losses, may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We may not be able to maintain adequate insurance coverage on acceptable terms, or at all, which could have a material adverse effect on our business and financial condition.

We have insurance coverage for, among other things, damages and crimes against property, business trips, and directors’ and officers’ liability. However, we may experience claims in excess of or not covered by our current insurance policies. For example, given the size of certain of our funds and their investments, the relevant member of Vinci Partners (such as the fund managers or advisors to such funds) could be subject to material legal or regulatory actions, including from dissatisfied fund investors, regulators or other third parties, which may not be covered by our current insurance coverage. Further, damage caused to us could, even if covered by our insurance coverage, result in increased insurance premiums. We may not be able to obtain or maintain liability insurance in the future on acceptable terms, or at all, which could in turn create a need or desire for us to build up an internal contingency reserve to cover risks, thus affecting our financial position, which would adversely affect our business and the trading price of our Class A common shares.

 Our due diligence processes for investments may not reveal all relevant facts and potential liabilities, which could result in a material adverse effect on our business and financial condition.

We continuously evaluate and carry out due diligence on a broad range of investment opportunities, some of which lead to investment while some do not. When conducting due diligence review of an investment, reliance may be placed on available resources which often include information provided by the target of the investment and, in some cases, third-party investigations and due diligence reports. Information provided or obtained from third-party sources may be limited and could, in some cases, be inaccurate or misleading. Thus, we cannot be certain that the due diligence investigations carried out with respect to an investment opportunity will reveal or highlight all relevant facts, opportunities or risks, including any on-going fraud, that might be necessary or helpful in evaluating such an investment opportunity. Accordingly, there is a risk that the success or future performance of an investment might fall short compared to the financial projections used when evaluating such investment, which may affect our fund’s results.

We may not be able to obtain and maintain requisite regulatory approvals and permits, including licenses for our fund operations.

We are required to maintain regulatory approvals and authorizations. There is a risk that we will not have the ability to obtain and retain requisite approvals and permits from relevant governmental authorities and other organizations, and to comply with applicable laws and regulations, or be able to do so without incurring undue costs and delays, which may result in a financial loss for us. A loss of the requisite approvals and/or permits, or the loss of relevant approvals and/or permits for us to operate or market funds within a certain area or generally, may result in the wind-down or liquidation of existing Vinci Partners funds, and could accordingly have a material adverse effect on the size of our AUM and thus also affect management fees that we receive, as well as the ability to receive performance fees and investment income.

We are subject to risks related to conflicts of interest.

Various conflicts of interest may arise with regard to our operations, our funds, our shareholders and our fund investors. Failure to appropriately deal with conflicts of interest as they arise, or the appearance of conflicts of interest, could harm our brand and reputation or result in potential liability for us, and could have a material adverse effect on our operations, financial position and earnings.

Our funds invest in a broad range of asset classes, including in the equity of portfolio companies, debt securities and corporate loans. In certain cases, certain of our funds may invest in different parts of the same company’s capital structure. In those cases, the interests of the different funds may not always be aligned, which could create actual or potential conflicts of interest or give the appearance of such conflicts. For example, one of our private equity funds could have an interest in pursuing an acquisition, divestiture or other transaction that, in that fund’s judgment, could enhance the value of the private equity investment, even though the proposed transaction could subject a Vinci Partners credit fund’s debt investment to additional or increased risks.

To the extent that any potential investment opportunities have been identified by us, including opportunities to co-invest with other investment managers; which fall within the investment mandate of several of our funds, conflicts of interest may arise in relation to the allocation of the investment opportunity and which fund will pursue the potential investment, in particular when such funds are both managed by the same independent fund manager appointed to act as alternative investment fund manager, and their fund management team. Moreover, we may be subject to conflicts of interest arising from co-investment opportunities where investment advisers to our funds or to investment vehicles with which we co-invest may have an incentive to provide potential co-investment opportunities to certain investors in lieu of others and/or in lieu of an allocation to our funds (including, for example, as part of an investor’s overall strategic relationship with us) if such allocations are expected to generate relatively greater fees or performance allocations to us than would arise if such co-investment opportunities were allocated otherwise.

We have in the past invested alongside our investors, and while we have not targeted any specific investments as of the date of this annual report, we expect to make investments alongside our investors in the future. While we follow certain internal guidelines and CVM rules in respect of making such investments, these investments could lead to potential conflicts of interest with our clients. When we invest alongside our investors, we make such investments under the same conditions and according to the same fee structures, paying the same management and performance fees. In respect of public offerings, CVM rules prohibit investments by related persons if there is excess demand greater than one third of the amount of securities being offered, and we must adhere to these rules in connection with public offerings of any of our funds. For open-ended funds distributed by us or by third parties, any investor, including us, can invest or divest at any time, though such investor (including us) must comply with the provisions of the respective funds’ bylaws. In the case of our listed funds, any trade made by us can only be executed after first obtaining written pre-clearance from our compliance department. While we believe these conditions, measures, and internal protocols adequately address potential conflicts of interests that may arise from investing alongside our clients, there can be no assurance that we will adequately address all potential conflicts of interest, which could have an adverse effect on our customer relationships, thereby adversely affecting our reputation and our business.

Our funds may acquire investments from, or sell investments to, other Vinci Partners funds, and members of the board of the general partner or the fund manager of our funds may be officers or directors of entities which are not part of Vinci Partners and which provide advice or services to, or engage in other transactions with, a Vinci Partners fund or to one or more portfolio companies of a Vinci Partners fund. Such conflicts of interest may not always be properly disclosed. According to our internal policies, our officers, directors, members, managers, and, employees are prohibited from holding an interest in a portfolio company of our private funds, unless otherwise authorized by the compliance department and in certain cases where required by law to maintain plurality of partners. However, if our officers, directors, members, managers, employees, or other legal entities or entities of Vinci Partners hold or acquire a direct or indirect interest in a portfolio company of a Vinci Partners fund, this may create a conflict of interest. Such conflicts may result in litigation arising from investor dissatisfaction and may cause fund investors to explore withdrawing or cancelling their commitments to a Vinci Partners fund, or not to invest in new Vinci Partners funds, which could affect the size of the AUM being managed in existing Vinci Partners funds.

Certain policies and procedures implemented to mitigate potential conflicts of interest and address certain regulatory requirements may reduce the synergies across our various businesses.

Because we act in portfolio management, in distribution of our funds, and in advisory services, we may be subject to a number of actual and potential conflicts of interest and subject to greater regulatory oversight and more legal and contractual restrictions than that to which we would otherwise be subject if we had just one line of business. To mitigate these conflicts and address regulatory, legal and contractual requirements across our various businesses, we have implemented certain policies and procedures (for example, information walls) that may reduce the positive synergies that we cultivate across these businesses for purposes of identifying and managing attractive investments. For example, we may come into possession of material non-public information with respect to issuers in which we may be considering making an investment or issuers in which our affiliates may hold an interest. As a consequence of such policies and procedures, we may be precluded from providing such information or other ideas to our other businesses that might be of benefit to them.

Changes to applicable accounting standards, or changes to the interpretations thereof, could have a material adverse effect on Vinci Partners.

Vinci Partners applies IFRS in the preparation of its financial statements. In preparing our financial statements, we make judgments and accounting estimates that affect the application of our accounting policies and the reported amounts of assets, liabilities, income, including the recognition of performance fees, and expenses. Valuation methodologies for certain assets in our funds can be subject to significant subjectivity and the fair value of assets established pursuant to such methodologies may never be realized, and valuation methodologies for historical Vinci Partners funds may differ to the valuation methodologies used for current or future Vinci Partners funds. Amendments to, and changes to interpretations of, existing accounting standards could have a significant effect on Vinci Partners’ financial condition, and also result in extensive adoption costs.

The ability to comply with applicable accounting standards depends in some instances on determinations of fact and interpretations of complex provisions for which no clear precedent or authority may be available, or where only limited guidance may be available. If we are unable to accurately apply the relevant accounting standards, our financial reporting could be incorrect, and could require a restatement of our financial statements and result in a material adverse effect on our reputation, our business, our financial condition and results of operations, thereby adversely affecting the market price of our Class A Shares.

Certain Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy, monetary policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	public health crises, such as the ongoing COVID-19 pandemic;

•	energy and water shortages and rationing;

•	commodity prices; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 5. Operating and Financial Review and Prospects— Significant Factors Affecting Our Results of Operations—Brazilian Macroeconomic Environment.”

Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. In addition, the Brazilian Supreme Court is currently investigating Brazil’s current President in connection with allegations made by the former Minister of Justice. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the value of our investments, and could adversely affect our financial condition, results of operations and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.5%, 4.3%, 3.8% and 2.9% as of December 31, 2020, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015, to 4.50% as of December 31, 2018, as established by the COPOM. On February 7, 2018, the COPOM reduced the SELIC rate to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate of 6.50% on May 16, 2018, and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019, and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020, to 2.00% on August 5, 2020. Then, after four rounds of maintenance, the COPOM decided to increase the SELIC rate to 2.75% on March 17, 2021. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8742 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during the year. As of April 26, 2021, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.4566 per US$1.00. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may depreciate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.3% in 2017, a growth of 1.8% in 2018 and a growth of 1.4% in 2019, while as of December 31, 2020, Brazilian GDP measured contracted 4.1%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. On December 24, 2020, the United Kingdom and the European Commission reached an agreement on the terms of its future cooperation with the European Union. On December 31, 2020, the European Union (Future Relationship) Act was enacted in the United Kingdom and the agreement reached with the European Commission is currently expected to come into full force in February 2021 once relevant E.U. institutions have also ratified the agreement, prior to which the agreement is being applied on a provisional basis. Significant political and economic uncertainty remains about whether the terms of the relationship between the United Kingdom and the European Union will differ materially in practice from the terms before withdrawal. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

In addition, it is unclear the degree to which current political divisions in the United States will continue into the next four-year presidential term. We are also unable to predict the policies that will be adopted by the new presidential administration and the effects of any such policies, if implemented. These political divisions and policies may materially adversely affect the United States and global economies and capital markets, including the Brazilian economy and capital markets, which may, in turn, materially adversely affect the trading price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive. In the last update, on April 7, 2020, the rating was reaffirmed as BB- with stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending will adversely affect the fiscal performance in 2020.

•	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 and with a stable outlook.

•	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.

•	In November 2020, Fitch Ratings affirmed Brazil’s long-term foreign currency sovereign credit rating at BB- with a negative outlook. In December 2020, Standard & Poor’s affirmed Brazil’s long-term foreign currency sovereign credit rating at BB- and the outlook remains stable. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Risks Relating to Our Class A Common Shares

Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 77.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Gilberto Sayão da Silva controls our company and does not hold any of our Class A common shares, though he beneficially owns 25.4% of our issued share capital through his beneficial ownership of all of our outstanding Class B common shares, and consequently, 77.3% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Mr. Sayão da Silva controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. He is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Mr. Sayão da Silva may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of Mr. Sayão da Silva on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. He is able to prevent any other shareholders from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions” In addition, for so long as Mr. Sayão da Silva beneficially owns more than two-thirds of our issued share capital, he will also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

So long as Mr. Sayão da Silva beneficially owns a sufficient number of Class B common shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions. However, if our Class B common shares at any time represent less than 10% of the total aggregate number of common shares in the capital of the company outstanding, each Class B common share then outstanding will automatically convert into one Class A common share. For a description of the dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Share Capital”

We have granted holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which represent approximately 25.4% of our outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

Class A common shares eligible for future sale may cause the market price of our Class A common shares to decrease significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We currently have outstanding 42,447,349 Class A common shares and 14,466,239 Class B common shares. Subject to the lock-up agreements described below, our Class A common shares are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below and certain additional limitations, be able to sell their Class A common shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We have agreed with the underwriters in the context of our IPO, subject to certain exceptions, not to offer, sell or dispose of any shares in our share capital or securities convertible into or exchangeable or exercisable for any shares in our share capital during the 180-day period following the date of our IPO. Our directors and executive officers have agreed to substantially similar lock-up provisions. However, such underwriters, may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in our registration statement on Form F-1 (File no. 333-251871), filed with the SEC on January 4, 2021, including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Sales of a substantial number of our Class A common shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

Our ability to pay dividends to our shareholders is restricted by applicable laws and regulations and by the ability of our subsidiaries to pay dividends to us.

We cannot guarantee that we will be able to pay dividends to holders of our Class A common shares. Holders of our Class A common shares are only entitled to receive cash dividends to the extent our board of directors out of funds legally available for such payments. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. In addition, our holding company structure makes us dependent on the operations of our subsidiaries. See “—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with Gilberto Sayão da Silva as the beneficial owner of the entirety of our Class B common shares; this will limit or preclude your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. The beneficial owner of all of our Class B common shares is Gilberto Sayão da Silva. See “Item 7. Major Shareholders and Related Party Transactions— Major Shareholders.” Due to the ten-to-one voting ratio between our Class B and Class A common shares, Mr. Sayão da Silva controls a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding and the total number of the issued.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby a holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow such holder to maintain its proportional ownership interests in us (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in us pursuant to our Articles of Association).

In light of the above provisions relating to the issuance of additional Class B common shares, as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holder of our Class B common shares in many situations control of all matters requiring shareholder approval. This concentrated control limits or precludes our shareholders’ ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interests of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are be subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act for up to five years or such earlier time that we are no longer an emerging growth company. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

We are a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Our shareholders do not have the same protections afforded to shareholders of companies that are subject to such requirements.

Gilberto Sayão da Silva beneficially owns 100% of our Class B common shares, representing 77.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

As a “controlled company”, we rely on such exemptions and, as a result, we do not expect a majority of the directors on our board to be independent. In addition, we do not expect that any of the committees of the board to consist entirely of independent directors. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

 As a foreign private issuer, we are permitted to and we rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we follow home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and the Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•	be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject U.S. investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our Class A common shares, we do not believe we are a PFIC for our 2020 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (1) we hold a substantial amount of cash following our IPO, which is categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Furthermore, we intend to use the proceeds from our IPO to fund investments, which may generate, at least in part, passive income. To the extent that growth in any such passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

 If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Rule 3a-1 under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the first sentence of the preceding paragraph. Furthermore, the Company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of fee receivables for the provision of services, property and equipment, right-of-use leases deferred tax assets, and other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) in the first sentence of the preceding paragraph. Alternatively, we do not believe the Company is an inadvertent investment company by virtue of Section 3(a)(1)(C) of the Investment Company Act, under which an entity is generally deemed to be an “investment company” if, absent an applicable exemption, it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. On an unconsolidated basis, at least 60% of the value of our total assets (exclusive of U.S. government securities and cash items) consists of our interest in Vinci Investments Brazil, our majority owned subsidiary which we believe is a qualifying majority owned subsidiary for purposes of the 40% test described in the preceding sentence, because it is primarily engaged in providing asset management services and is not an investment company by virtue of Rule 3a-1 as described above. In addition, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

However, our subsidiaries have a significant number of investment securities, and we expect to make investments in other investment securities from time to time. We monitor these holdings regularly to confirm our continued compliance with the assets and income test described above. The need to comply with this test may cause us to restrict our business and subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, sell investment securities, including on unfavorable terms, acquire assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our Class A common stock, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of your Class A common shares and our ability to pay dividends in respect of our Class A common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

The team behind Vinci Partners traces its origins to the early 2000’s, when a group of our current partners began investing in the alternative asset space through our first private equity fund or Fund I. In 2004, that group began building an independent principal investment group dedicated to alternative investment strategies for Banco Pactual, one of the leading investment banks in Brazil at the time. In 2006, UBS purchased Banco Pactual and several investment professionals established an independent alternatives business unit within UBS, called UBS Pactual Gestora de Investimentos Alternativos Ltda. or ALIN. In 2009, following UBS’ divestiture of Banco Pactual, Mr. Sayão together with Mr. Horta and a large majority of the other investment professionals from ALIN founded Vinci Partners.

Since 2009, we have continuously invested in our internal governance and management model, investment processes, operations, human resources and culture, technology and investor relations to support prudent expansion into additional investment strategies, transforming Vinci Partners into a multi-product manager. Today, we are able to provide our clients with a diverse suite of customized solutions across public and private markets asset classes.

Based on the data sources cited below, we believe:

•	Vinci Partners is a leading asset manager in Brazil—Vinci Partners is a leading independent asset manager in Brazil in terms of AUM, and is ranked among the 20 largest asset managers in Brazil (including independent players and non-independent players) among over 688 asset managers, based on data published by ANBIMA as of December 2020, and we believe we have leading franchises in private equity, real estate and public equities.

•	Vinci Partners maintains a robust pipeline of young talent—Our recruitment and selection process ensures that we attract and retain top talent. We screened over 3,653 potential candidates in 2020 to fill over 52 positions, representing approximately 70 applicants per vacancy in 2020. This competitive process ensures that Vinci Partners is attracting the next generation of leaders.

•	Vinci Partners is one of the most visible investment brands in Brazil —Vinci Partners is ranked #1 in media appearances, based on media space (according to data prepared by Danthi Comunicações using information from Topclip), ahead of Advent, Carlyle, Gavea, Brasil Plural, Blackstone, and others. Additionally, we reach a broad audience of over 3 million individuals through LinkedIn, actively engaging with over 187,000 individuals.

•	Vinci Partners is known for our commitment to social impact—We are dedicated to strengthening social initiatives and promoting responsible investment in Brazil. Since Vinci Partners’ founding, we have continuously improved our environmental, social and governance, or ESG approach, evolving from respecting general guidelines to infusing positive ESG impact into our products. As a result, we are one of the few investment managers in Brazil to be a signatory to the Principles for Responsible Investment, or PRI, and have one of the highest ratings of investment managers in Brazil according to PRI Transparency Reports. Furthermore, we have also endorsed the Women’s Empowerment Principles, or WEPs, which are a set of principles offering guidance to businesses on how to promote gender equality and women’s empowerment in the workplace, marketplace and community as part of the United Nations Sustainable Development Goals. By endorsing the WEPs, Vinci Partners signals its high-level commitment to promoting gender equality and working collaboratively in a multi-stakeholder environment to foster business practices that empower women. We are one of the only alternative asset managers in Brazil with an active private markets impact dedicated strategy, through our VIR (Vinci Impact and Return) platform within our Private Equity segment. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint, through a build-to-suit solar power plant.

The following chart summarizes key milestones in our operational history:

Our Corporate Reorganization

Prior to our IPO we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.”

Recent Events

R$480 million capital raise for industrial REIT (VILG11)

On March 1, 2021, Vinci Partners announced the closing of the sixth issue of additional quotas for Vinci Logística FII (VILG11), a listed industrial REIT managed by Vinci Partners’ Real Estate segment. The capital raise adds R$480 million of perpetual capital to Vinci Partners’ AUM.

R$381 million capital raise for new industrial development strategy (VFDL)

On March 12, 2021 Vinci Partners announced the closing of R$381 million in commitments for “Vinci Fulwood Desenvolvimento Logístico FII”, or “VFDL”, a fund managed by the Vinci Partners Real Estate segment.  This capital raise marks the beginning of a new strategy in Vinci Partners' Real Estate segment, focused on the development of greenfield industrial properties, for which we expect to raise up to R$ 800 million. Fulwood Empreendimentos Logísticos, one of the largest development players for industrial real estate assets in Brazil, will act as the fund's development partner through a joint venture with Vinci Partners.

R$256 million capital raise for new water and sewage strategy (VIAS)

On March 15, 2021, Vinci Partners announced the closing of R$256 million in commitments for “Vinci Infraestrutura Água e Saneamento Fundo de Participações em Infraestrutura”, or “VIAS”, a fund managed by the Vinci Partners Infrastructure segment. This capital raise marks the beginning of a new strategy in Vinci Partners’ Infrastructure segment, focused on investing private capital into the privatization of state-owned companies that provide water and sewage services for the Brazilian population, for which we expect to raise up to R$1.0 billion.

R$1 billion final close for Impact and Return private equity strategy (VIR IV)

On March 31, 2021, Vinci Partners announced the final closing of “Vinci Impacto e Retorno IV”, or “VIR IV”, the impact family of funds managed by the Vinci Partners’ Private Equity. The fund was formally closed at the maximum amount of R$1 billion. This fundraise represents additional long-term capital with formal lock ups of at least 10 years, raised through local and offshore institutional clients, high net-worth individuals, and retail investors.

Full deployment of previous capital raise by Vinci Partners Infrastructure listed fund (VIGT)

On April 9, 2021, Vinci Partners announced that Vinci Energia FIP-IE, or VIGT, Vinci Partners’ infrastructure core plus listed vehicle, managed by Vinci Partners’ Infrastructure team, committed to its final acquisition from the proceeds of the capital raise in January 2021.

Corporate Information

Our principal executive offices are located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002. Our telephone number at this address is +55 (21) 2159-6240.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.vincipartners.com. The information contained in, or accessible through, our website is not incorporated into this annual report.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during the last fiscal year of Vinci Partners Brazil, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our Class A common shares held by non-affiliates or issue more than US$1.07 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

B.	Business Overview

Overview

Our vision is to be the preeminent alternative investment platform in Brazil. We approach capital management based on ethics and experience, targeting superior long-term financial results where our partners are clients and our clients are partners.

Introduction to Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 215 full time employees as of December 31, 2020 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments (which we also refer to alternatively as our strategies) include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies (those with annual gross revenue between R$100 million and R$600 million).

Since inception, our AUM has grown twenty-five-fold, from R$1.9 billion in 2009 to R$47.5 billion as of December 31, 2020, reflecting a CAGR of 33.5%. Considering double counting, due to funds from one segment that invest in funds from another segment, our AUM as of December 31, 2020 was 49.8 billion, representing an increase of 40.5% from December 2018 on an annualized basis. Our strong AUM growth has been driven by consistent, strong performance, prudent launches of new investment vehicles, and selective strategic transactions, such as our association with Gas Investimentos in 2010 and with Mosaico Capital in 2017.

From December 2018 to December 31, 2020, our AUM increased by approximately R$25 billion or 97.5%. We expect our AUM growth trends to remain strong, due to a combination of a low to negative SELIC rate in real terms, our enhanced product offering across strategies, the strong historical returns from our funds and the consolidation of our relationships with current and new clients.

We have a long-standing track-record of raising long-term committed capital (with a lock-up period exceeding five years) and managing diversified strategies across economic cycles, demonstrating the resiliency of our business. During the period 2011-2015, in which nominal interest rates in Brazil varied between 7.25% and 14.25%, within our private market strategies we raised R$4.2 billion of long-term capital with an average lock-up above 8 years, of which 51.6% and 24.3% was raised by our private equity and infrastructure strategies, respectively. To reinforce the commitment of our general partners, proprietary capital (which also comprises capital from partners and employees of Vinci Partners at the time of the relevant capital raising) accounted for 22.2% of the total amount of long-term capital raised.

During the period from 2016 through December 31, 2020, in which nominal interest rates declined from 14.25% to 2.0%, we raised R$ 10.2 billion of long-term capital with an average lock-up exceeding 10 years. Such increase was driven by growth in our real estate funds, which are perpetual in nature and accounted for 35.9% of total raised AUM, while private equity, credit and infrastructure accounted for 45%, 11.5% and 7.6%, respectively. Additionally, supported by our established track-record, we leveraged our proprietary commitments further, which accounted for 7% of total long-term capital raised during the period, demonstrating increased institutional and retail demand for our strategies. Since 2018, 99% of our long-term capital raised in completed capital raisings was sourced entirely from third-parties, which further enhances our returns and capital deployment strategy. In future years we expect proprietary capital (which may also comprises capital from partners and employees of Vinci Partners) will continue to support our growth strategy, albeit at lower levels than observed in the past given recent trends of larger third-party capital raises.

Currently, our AUM is weighted toward long-term capital, with 50% committed for five years or more. Our platform offers a wide range of products across different strategies and we are supported by a diverse, world-class set of investors with approximately 28% of AUM from offshore clients and the remainder from a mix of local institutional, high net-worth individuals and retail clients, as of December  31, 2020.

Competitive Strengths

We have established a premier independent franchise with market leadership across each of our high value-added strategies. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with adoption of innovative technologies and increasing integration across our business segments, strongly position us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investment market.

We are a leading independent alternative asset manager in Brazil, with a strong track record of growth and market leadership across our several strategies

Since our inception, we have worked tirelessly to become a leading independent investment platform in Brazil, in terms of AUM and product offering, that is well positioned to benefit from long-term trends in the Brazilian asset management industry. Starting with only proprietary capital from our partners, we have been able to grow our AUM base at a CAGR of 33.5% since our founding by expanding our product offering within liquid and illiquid strategies. Additionally, from 2018 through December 31, 2020, we have expanded our AUM by 97.5% (which includes double counting related to funds from one segment that invest in funds from another segment, that are eliminated on consolidation). This growth was fueled by the launch of three real estate funds, one credit fund, one infrastructure fund, and one multi-strategy fund within investment products and solutions, in addition to capital calls from illiquid funds and significant growth in net client inflows, accelerated by the decline in the SELIC rate, which is the Brazilian reference interest rate, and an increase in the search for alpha by institutional and HNWI clients in the country.

Vinci Partners is a leading independent asset manager in Brazil in terms of AUM, and is ranked among the 20largest asset managers in Brazil (including independent players and non-independent players) among over 688 asset managers, based on data published by ANBIMA as of December 2020, and we believe we have leading franchises in private equity, real estate and public equities. We believe we have been able to achieve strong and sustained growth largely due to our solid reputation and credibility from a history of partnerships with companies, financial institutions and entrepreneurs. Across our main strategies we have built premier franchises with unique differentiating strategies to offer to our investors. Showcasing our market recognition, during 2020 and 2019, we have been the recipient of numerous awards, including ranking in first place in the XP Operational Ranking among over 120 funds (May 2019 and June 2019). We were one of the winners of “Prêmio Líderes do Rio 2020” in the “Solidariedade” category, by LIDE - Grupo de Líderes Empresariais, in December 2020. We were elected “Gestora do mês” by Ágora Investimentos, in the Real Estate segment, in December 2020. Our Investment Products and Solutions segment was ranked MQ1 Moody’s in October 2020. We were ranked in second place in the category “Best funds in three years—Real Estate” by InfoMoney-Ibmec (January 2020) for our real estate fund Vinci Shopping Centers FII. We received an “Excellent” rating by Revista Investidor Institucional (August 2020) for several of our funds, including our credit fund focused on real estate loans Vinci FI Renda Fixa Imobiliário—CP, our multi-strategy funds Vinci Atlas FIC FIM and Vinci Valorem FIM, our equities funds Vinci GAS Dividendos FIA, Vinci Mosaico FIA and Vinci Selection Equities FIA, our open-ended pension fund FIC FIA Caixa Valor RPPS. Vinci Energia Sustentável FIDC, in the credit segment, was ranked AAf(bra) by Fitch Ratings in October 2020. Also Vinci Valorem was elected “Best of the Year for 2020” in the categories of “10 with best risk-return” and “5 com more shareholders” by Valor Econômico in November 2020.

We consider ourselves as pioneers in Brazilian private equity and, as among the largest players, we believe we are the only purely Brazilian private equity firm that has always been independent, with the only fully Brazilian team whose members have begun and developed their investment careers inside the country. Since 2004 and through December 31 2020, members of the Vinci Partners private equity team have invested R$5.2 billion across 33 investments in Brazil. Given Vinci Partners’ history and presence in Brazil as one of the longest-tenured local private equity firms, we believe we have a distinct competitive advantage against both local and global players. Our infrastructure investment team has extensive experience with infrastructure funds, having participated in investments of over R$2.6 billion since the early 2000s. Our team also has experience in complex investments, having formed deep relationships, and developed a flexible investment approach and sector knowledge. The Vinci Infrastructure team, through its historical infrastructure debt sub-strategy (FIDC—Vinci Crédito e Desenvolvimento I) has deployed capital in the energy, water and sanitation, and logistics and transportation sectors. Additionally, the infrastructure team is able to leverage the broader Vinci Partners platform, particularly the firm’s other senior partners, for market insight and industry expertise. In private credit, Vinci Partners considers itself a pioneer as an independent player in Brazilian private credit funds and long-term direct lending, recognized by its rigorous due diligence, in-depth fundamental credit research and industry expertise, performing analysis of indentures, credit agreements and collateral packages to identify risks and relative-value opportunities. As an example of our long-standing track-record in private credit with large institutional investors, we are raising our fifth long term fund focused on structured credit and direct lending. Furthermore, due to Vinci Partners’ visibility in the markets, it is constantly contacted by investment banks and sellers to advise on M&A transactions, and by the EPE (a Brazilian research entity), and government and regulatory agencies to discuss existing and new sector measures.

We have an established and recognized track record of achieving returns above benchmarks across our asset classes, putting us in a position of strength to benefit from shifts in asset allocation in Brazil

We believe we offer our clients best-in-class products in terms of investment performance across asset classes. We have been able to establish an impressive track record, achieving returns in the top quartile across all products within both liquid and illiquid strategies. We have developed expertise and credibility across strategies, with our products having a track record of surpassing the respective benchmarks.

We believe that our past success enhances our reputation and market credibility, and will be an asset in sourcing future investment opportunities. The current market environment of sustained lower interest rates in Brazil has accelerated a shift in asset allocation from lower yielding fixed income products into higher risk and return products such as equities, and even more so into higher value-added products such as managed funds, structured products, and alternative investments. Investors are reallocating their portfolios in the search for alpha, and we believe our platform is exceptionally positioned to capture what we believe is a long-term structural trend because of our range of superior high value-add, or HVA, product offering.

For instance, as of December 31, 2020, the VCP strategy from our private equity segment has invested R$5.0 billion across 22 investments. Eleven of these investments have been fully realized, and four partially realized, generating R$7.7 billion in total value, representing a 3.9x multiple over invested capital, or MOIC, and 76.1% gross internal rate of return, or IRR, in reais for the fully and partially realized investments. Our flagship fund VCP, which accounts for 88% of total AUM in our private equity segment as of December 2020, has posted strong performances across vintages, having surpassed the IBOVESPA index across the entire investment period. Taking into consideration all vintages through December 31 2020, VCP has outperformed the IBOVESPA index significantly, with a total gross IRR of 62.0% in reais, against 10.1% for the IBOVESPA index. Such performance is evidence of substantial alpha generation being achieved in the period and proves the value creation potential of the platform over time. The strategy has faced a multitude of economic environments and scenarios and has performed extremely well over the time span. Similarly, our private credit funds have yielded consistent performance, surpassing that if its benchmarks across different time spans, while across our infrastructure fund we have also demonstrated a strong track record of achieving differentiated returns. As of December 31, 2020 our FIP Transmissão (Vinci Infra II), which was our first infrastructure fund raised with a focus on making equity investments rather than debt investments, and that accounts for almost 12.0% of total AUM in our infrastructure segment (including debt funds and publicly listed funds), has achieved a 89% gross internal rate of return, or IRR in reais, against 17% for the IBOVESPA index. We believe the performance of these funds as measured against the IBOVESPA index demonstrates Vinci’s ability to obtain favorable results in key funds in comparison to general public stock market performance.

We have a highly profitable business model, supported by one of the most comprehensive platforms in Brazil across diversified and attractive asset classes

We have a team of 215 full time employees as of December 31, 2020, bringing together a wide-ranging network of personal and professional relationships across our multiple stakeholders. We have a diversified business model across high value-added asset classes, including private equity, infrastructure, public equities, hedge funds, credit and real estate, in addition to a specialized division providing tailored investment and product solutions to institutional and HNWI clients. Each investment strategy is managed by a separate and dedicated investment team with an independent investment committee and decision-making process. Through our differentiated business model, focused on generation of high-performance ideas and opportunities across business areas, we have developed an ability to invest proprietary capital (which also comprises capital from partners and employees of Vinci Partners at the time of the relevant capital raising) and that of third-parties with solid profitability in a wide variety of liquid and illiquid strategies.

We manage a diversified pool of assets under management from a diverse investor base. As of December 31, 2020, private equity represented 22% of our total AUM, public equities 24%, investment products and solutions 33%. Nonetheless, asset classes such as real estate and hedge funds, which represent 9% and 5% , respectively, have shown trends of accelerated growth, increasing by 34% and 53%  as compared to the end of 2019, further diversifying our base of AUM.

In addition, we have a technologically advanced operational platform across our value chain, enabling steady increases in efficiency, productivity, and profitability. Our net profit margin for the year ended December 31, 2020 was 49.8% representing a 2.7 percentage point decrease compared to the same period in 2019, and our Adjusted Profit Margin for the year ended December 31, 2020 was 38.7%, representing an 0.4 percentage point increase compared to the same period in 2019. Our net profit margin for the year in 2019 was 52.5% representing a 19.5 percentage point increase compared to 2018, and our Adjusted Profit Margin for the year in 2019 was 38.3%, representing an 18.6 percentage point increase compared to 2018. Additionally, our fixed costs (general and administrative expenses, less personnel expenses and profit sharing) per average AUM (considering the average calculated based on the average of the beginning and end of each quarter AUM) decreased by 16.1 basis points from December 31, 2015 to December 31, 2020 (calculated using annualized data for the last twelve months ended December 31, 2020), while our annualized gross revenue from fund management per average AUM increased by 8.7 basis points during the same period.

Our track record of raising long term committed capital base creates a resilient, management fee-centric and asset-light business model

Most of our cash revenues are derived from fund management, which are generated from our AUM. In the years ended December 31, 2020, 2019 and 2018, 79.8%, 75.4%, and 85.1% of our net revenue from services rendered, respectively, consisted of net revenue from fund management, which are recurring in nature and provide highly predictable revenues, being less susceptible to market volatility. In addition, we raised over R$2.2 billion for our second fund within our private equity flagship strategy and were able to deploy over 70% within two years; we then raised R$4.0 billion (including the amount related to potential co-investments) for our third fund within the same strategy and have already deployed over 47% of the total capital committed to the fund as of December 31, 2020. In real estate, we have completed 10 capital raises totaling R$2.8 billion for new and existing funds since 2019, and have expanded by 4.3x our AUM in the strategy since the end of 2017. Furthermore, our strong performance by our products and successful fundraising activity have supported growth in AUM and, consequently, growth in revenue from fund management. For instance, our net revenue from fund management increased 21.2% in the year ended December 31, 2020 as compared to the same period in 2019 and 52.7% in 2019 as compared to 2018. In addition to revenue from fund management, should the investment performance of our funds be above their respective benchmarks, we may generate additional revenues though performance fees.

In addition, most of our products have long-term capital commitments and over 50% of our AUM is either perpetual or locked up for periods of over five years. Structured credit and private equity have formal lock-up policies, while one of our infrastructure funds is quasi-perpetual and our listed real estate funds are perpetual in nature.

As showcased by the growth in our AUM in recent years, Vinci Partners benefits significantly from low interest rates and other macroeconomic trends that support economic growth in Brazil. Simultaneously, we believe the long-term nature of our capital commitments and fund management centricity of our revenues helped us create a truly resilient business model. For instance, we were able to grow our AUM at an annualized rate of 5% from 2014 through 2017, during one of the worst economic recessions in Brazil’s history, an example of the defensive nature of our business. With the environment of a low to negative SELIC rate in real terms, we believe we will benefit from a shift in asset allocation in Brazil towards high value-added strategies, especially public equities and private asset classes. For instance, as of December 31, 2020 our AUM totaled R$49.8 billion, a 97.5% increase compared to December 31, 2018. In addition, we have remained resilient to fluctuations in economic conditions throughout the course of the COVID-19 pandemic, with total AUM of R$49.8 billion as of December 31, 2020, a 36.1% increase compared to total AUM of R$36.6 billion as of December 31, 2019, and net revenue from services rendered of R$340 million in the year ended December 31, 2020, a 15% increase from net revenue from services rendered of R$297 million in the Year ended December 31, 2019. We believe we have a highly profitable business that is resilient during economic downturns and is positioned to grow during economic expansion.

We have a track record in creating long term client relationships across diversified and high quality distribution strategies, reinforcing our ability to benefit from ongoing demand shifts in the Brazilian asset management sector

Over our history of managing assets from third party investors, we have been able to build a sophisticated and high-quality base of international limited partners within our private market strategies, working with a diverse range of institutional investors from all over the globe. We have been able to establish highly valuable client relationships, both in Brazil and globally and have built a very diverse client base. For instance, we have over 1039 clients (excluding direct shareholders of the listed funds managed by Vinci Partners) distributed across all our strategies and our largest funds client represented 2.6% of gross revenue from services rendered, while our ten largest funds clients accounted for 17% of our gross revenue from services rendered from January 1, 2020 through December 31, 2020. No single client represented more than 3.0% of our gross revenue from services rendered in 2018, 2019 or 2020. Our teams are committed to excellence in our investor relations practices, covering diverse global and local institutional and retail investor bases. As a result, we have developed a unique track-record with our investors over an extended period of time, which we believe positions us in a premier position to take advantage of the ongoing shifts in asset allocation. For instance, over 48.0% of our HNWIs base have had a relationship with Vinci Partners for more than five years. Those long-term clients, represent a higher AUM per client; higher revenue per client and investment across more Vinci Partners products. We believe that this indicates that we have been able to develop long term relationships and also deepen our relationships, capturing a higher share of wallet and increasing cross selling. Moreover, as of December 31, 2020 the average AUM invested by our institutional client base totaled R$28.7 billion, representing a growth of 60% on an annualized basis since 2018. Such success in client engagement has allowed us to capture additional AUM from existing clients and effectively increase the number of Vinci Partners’ strategies and products in their portfolios, creating a distinct competitive advantage and allowing us to lead our clients’ diversification efforts in high value-added asset classes in the country. For example, during the period from January 2018 through December 31, 2020, 61.7% of the capital raised from investors came from our existing clients.

We believe that certain aspects of our organizational structure create significant competitive advantages that have enabled us to build differentiated business development and marketing capabilities, including fully integrated investment teams to ensure visibility of portfolios. We believe our structure promotes transparency through state-of-the-art reporting processes and systems, which in addition to our deep knowledge of the competitive landscape, enable us to create uniquely integrated teams from product development to limited partner coverage.

To maximize reach and client service, we organize our commercial efforts through four client divisions and one additional distribution channel, each with its own independent dedicated team of professionals.

•	Local Institutional Clients (local corporates and pension funds)—represents 31% of our AUM. Covers Brazilian pension funds (public and private), insurance companies, large and mid-size corporations

•	Institutional Offshore—represents 28% of our AUM. Covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, among others

•	Vinci Individual Investors (VII or HNWI)—represents 22% of Vinci Partners’ AUM. Covers HNWI, which in our case, are clients that have potential to invest at least R$30 million (or approximately US$5.5 million) with us

•	Allocators and Distributors, or A&D (fund of funds and distributors)—represents 10% of our AUM. The A&D area caters to the needs of banks (private, mass affluent and retail segments), MFOs and distribution platforms such as XP and BTG Digital, among many others (25 in total, as of December 31, 2020). The area is responsible for the distribution of all Vinci Partners products, both liquid and illiquid (such as private equity)

•	Capital Markets (public market vehicles)—represents 9% of our AUM. Covers public market vehicles of our listed funds (e.g. REITs and infrastructure funds)

Furthermore, to foster our client connectivity, we have developed a set of client-focused differentiation factors that we believe are highly valued by our different types of investors:

•	Proximity—our commercial officers are relationship owners. They are close to the client and know their needs and expectations. Their objective is to truly understand the client’s needs and offer them the best of Vinci Partners that best suit their needs and requirements

•	“One Vinci”—We approach the client bringing all of Vinci Partners’ capabilities. This may be through the portfolio and product managers, investment team, research team, or even someone from our operations team. We have a cooperative culture and a flat organization, that makes it easy to put the key people together to the benefit of our clients

•	Access to the leadership—Our CEO and Chairman are actively involved in meetings with our key clients, demonstrating our senior leadership’s commitment to delivering the best of Vinci Partners. In addition, our CEO maintains frequent dialogue with key clients across all segments

•	Consistency of Performance—We strive to maintain consistently good performance, positioning our products in the top quartile of the industry

•	Quality and experience of the team—our team is composed of seasoned professionals, most of whom have been with Vinci Partners since inception. They are close to the clients and can transmit our values and differentiation factors

•	ESG—Vinci Partners is one of the pioneers of ESG incorporation in the investment process in Brazil. We have a strong reputation and high ratings from PRI and we have been a signatory to PRI since 2012. This is highly valued by institutional investors, particularly the international investors. ESG is quickly becoming a relevant theme for Brazilian investors and Vinci Partners is well positioned in this regard

•	Transparency—transparency is one of the pillars of our culture, and one of the most appraised differentiators of our business. Particularly in the beginning of the COVID-19 pandemic, we stepped forward and were very transparent on the challenges and on all the measures that we were taking to minimize the impact for both our portfolio companies and Vinci Partners. This was highly praised by institutional investors

•	Product Solutions—we are able to develop customized products that suit the client´s requirements. A good example are our credit products, with lock up of 5-10 years that are aimed at Brazilian institutional investors

•	Strong brand and reputation—we have a strong reputation for being an ethical company and a partner of choice of clients and entrepreneurs

Typically, HNWI value the quality of the team, proximity to the senior level and access to portfolio managers and investment teams. Offshore clients value our transparency, consistency of the investment strategy, track record, internal controls and ESG principals. A&D value risk management, consistency of performance, transparency and the proximity of the team. Local institutional investors, value the “One Vinci” approach, our reputation, the experience of the team and our creativity in product solutions. In summary, we understand the needs and concerns of the different client segmentations and adapt our offer to them – there is no one-size fits all.

We have developed a long-standing track record of scaled product innovation, enabling us to successfully fundraise and deploy capital and access new sources of investable assets

Vinci Partners began developing its strategies in the early 2000`s, when a group of its current partners started to invest in the alternative space through the constitution of our first private equity fund (Fund I). In the following years, this group continued to leverage expertise with the addition of several complimentary asset classes, such as hedge fund and public equities, culminating with the foundation of Vinci Partners in 2009. Since then, Vinci Partners has been continuously investing and developing its internal governance and management model, investment processes, operations, technology, human resources, culture, and investor relations to support and leverage what is now a multi-product platform.

We have built a holistic investment platform supported by our seven strategies: private equity, infrastructure, credit, real estate, hedge funds, public equities, and investment products and solutions. In the last three years, we launched our third flagship growth equity private equity fund (Vinci Capital Partners III), launched our first pure infrastructure fund (FIP Transmissão or Vinci Infra II), our fourth impact private equity fund (Vinci Impact and Return IV) and additional funds within our credit and real estate practice.

Within our illiquid strategies, in addition to our successful fundraising for new funds, we have also deployed the capital raised in attractive investment opportunities. Since inception, within our illiquid strategies, we have raised over R$14 billion and deployed approximately R$9.8 billion of this amount. Our team, comprised of seasoned and reputable investment professionals, have a proven ability to identify investment opportunities across different asset classes. For instance, our private equity team fundraised its second flagship fund, VCP II, in 2011 and deployed over 70% of committed capital by the second year since its inception, and above 90% by the third year. By 2017, our team raises its successor fund, VCP III, and has deployed close to 47% of the committed capital as of December 31, 2020. We expect this continued trend to sustain in future years, providing visibility for expansion in our private equity practice. In real estate, we have been successful in rolling out new funds and, more importantly, raising additional capital for our existing fund. For example, since 2019 we have successfully completed ten capital raises for new and existing real estate funds, totaling R$2.8 billion in amounts raised, and expanded by 4.3x our AUM in the strategy since 2017, highlighting the success of our funds and the continued demand for our products from investors. Similar to private equity, we expect these trends to continue in the coming years, as we continue to deploy capital through real estate products.

We have also grown our liquid strategies significantly, especially since the end of the prior economic recession and the start in the decline of interest rates. Since 2018, we have expanded our liquid strategies AUM by 165%, more than doubling our AUM in public equities and growing rapidly in hedge funds and investment products and solutions. Our liquid AUM base was resilient to the economic downturn that started in 2014, and benefited sizably from the economic recovery. We expect the low interest rates environment to accelerate growth in our liquid strategies in the years ahead, as investor demand for our high value-added products increases with the diminished returns of fixed income products.

We are one of the pioneers in the adoption of responsible investment and ESG integration in our investment decision process in Brazil

We have been a PRI signatory since 2012, and based on the PRI data portal, in 2014 there were only 10 active investment manager signatories in Brazil. Given that, according to ANBIMA, Brazil has more than 688 active investment managers, this demonstrates that we are a pioneer in responsible investment in the country.

We have been evolving our ESG approach year over year, with important improvements on a regular basis. For instance, in 2014 we implemented our Responsible Investment Policy for private equity; in 2017 we engaged a specialized consulting company to develop our ESMS (ESG Management System) for private markets; in 2019 we engaged another ESG consulting company to develop our ESG Model for public markets. In both cases, we leveraged international and local best practices to develop our policies and approach, such as IFC Performance Standards, and the principles for responsible investments from PRI, among others. We are one of the only alternative asset managers in Brazil with an active private market dedicated strategy, through our VIR (Vinci Impact and Return) platform within our private equity segment. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint, through a build-to-suit solar power plant.

Given the different characteristics and ESG risk profile, our approach is distinct for private markets and public markets. However, in both cases, our ESG approach is integrated in our investment process, which means that we incorporate ESG aspects in our investment analysis. In addition, we also apply other ESG approaches in some of the funds. For instance, our private equity funds (VCP II and VCP III) use negative filters and exclusion lists. Our credit fund VES (Vinci Energia Sustentável), is focused on sustainable energy projects (e.g. solar, wind, etc.), and as such, uses an additional filter of sustainability.

Our organization and governance towards ESG are very senior, with our chief human resources officer assuming responsibility for ESG in Vinci Partners as a whole, and with the partner that heads of each business being responsible for the implementation of the policies in their respective areas, with the partners responsible for the commercial segments bringing additional requests from our limited partners and clients, enabling us to continuously update our approach. Our organization ensures that the ESG theme spreads across different areas and is not confined to single area. In addition, we conduct annual training sessions with all of our employees and always include it on the agenda of our executive committee meetings.

This combination of factors has been recognized by our limited partners as a strong model, and by PRI´s transparency reports, published on their data portal, showing equal ratings to or above the global median average for some of our key areas.

Our business is supported by a technologically advanced operational platform and cloud-based capabilities, enabling us to achieve economies of scale throughout our value chain and positioning our financial profile for sustained margin expansion and lower breakeven thresholds for new product launches

We have dedicated significant resources to developing our technologically advanced operational systems. Over time, we have been able to significantly improve our productivity and AUM capacity. For instance, due to investments in technology and operational capabilities, from 2014 to December 31, 2020, we have been able to more than double our AUM while keeping the number of employees mostly unchanged, with 193 employees as of December 2014 and 215 as of December 2020. We believe we will be able to continue driving economies of scale as our business segments continue to grow.

(1) AUM as of December 2020 may include double counting related to funds from one segment that invest in funds from another segment. Double counting amounts are eliminated on consolidation.

Similarly, such investments in technology and operational systems have allowed us to build a highly scalable and increasingly efficient platform. In the period from December 31, 2015 to December 31, 2020 (based on annualized data for the last twelve months ended December 31, 2020), we have been able to reduce non-compensation expenses per average AUM (calculated based on the average AUM at the beginning and end of each quarter) by 16.1 basis points from 0.29% to 0.13%, demonstrating our ability to significantly increase our AUM without incurring significant additional costs to support our expansion. During the same period, we were also able to expand our gross revenue from fund management per average AUM by 8.7 basis points, from 0.61% to 0.70% (calculated using annualized data for the last twelve months ended December 31, 2020) (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of Our Results of Operations—Vinci Capital Partners III Catch-Up” for information regarding the payment of one-time management fees in 2019). These favorable unit economics support high levels of profitability, which we believe apply to both existing and new strategies. In private markets for instance, we estimate that the rollout of new funds is profitable for Vinci Partners when the AUM of the fund surpasses R$275 million to R$300 million. This low breakeven point for new funds allows us to roll out new strategies that will be accretive for Vinci Partners without major fundraising requirements and also allows us to consolidate other smaller funds with our platform through M&A, providing high visibility of profitable growth.

We utilize advanced operational systems to support our operations and the seamless execution of our strategy and are constantly working to innovate and implement the latest technological advances into our business. For example, within our private equity practice, we have started a project to systematize and incorporate software to allow pipeline origination and tracking to be seamlessly integrated across operating platforms, mobile and at the office, and for information to be readily available and stored. In addition, this project will also centralize service provider relationships, deal tracking, human resources repository and be integrated with big data analytics, potentially enabling us to tap into additional sourcing avenues that are currently unavailable to us. We believe this project will be transformational to our private equity practice and expect this to allow for better decision making and higher productivity in the future.

Similarly, we have also developed an investor relations platform and tools that enable us to enhance our ongoing interactions through a single area overseeing all internal and external support to profile and understand our limited partners’ requirements, developing and managing proprietary databases and segmentation of our limited partner base, further driving focus and efforts. Additionally, our cloud-based CRM capabilities have allowed us to create interactive dashboards that can be organized with all the useful client information needed under a fully customizable picture of all past and active opportunities. Such tools enable our investor relations, or IR, teams to thoroughly manage and register tasks, activity and commercial goals in an organized and processual manner and create quantitative analysis leveraging on investor data from our CRM tools crossed with market intelligence data from third party providers. For instance, we control a fully automatized process, allowing for a top down analysis of our global institutional investors universe, enabling automatic client prioritization for each specific product, customizable scoring system that classifies investor according to the criteria that most fits the desired product, such as check size, geographic focus, historical interactions, strategy preference and peer targeting.

Highly experienced management and investment team supported by our unique partnership philosophy and corporate culture

Our most valuable assets are our people and culture. Our three founders have supported our growth since inception, and currently lead alongside 31 additional partners and a total of 215 professionals managing 270 active funds and investment vehicles as of December 31, 2020. The long-term vision of Vinci Partners is to be the best and most relevant Brazilian alternative investment platform combining capital and talent to build value for the clients.

Our human resources philosophy and approach plays a strategic role in the success of our business and in the development of our culture. The main entry point for our new hires is the back office. We hire newly graduated undergraduate students from top schools and provide training to them. This approach gives us a bench of young, capable, analysts ready to go to the front office positions through a meritocratic internal hiring process. This is important to support our growth and to strengthen our corporate culture.

Our governance and business management model, are also key in capturing opportunities, identifying gaps and reducing risks. The central point of our governance is our executive committee that has the objective of thinking of Vinci Partners as a business, learning from the main global references, identifying opportunities for improvement and reinforcing the key pillars for our success. It also acts to strengthen the themes related to ESG, innovation, communication, people and culture, serving as an example and proposing measures to improve our market positioning, our offer to customers and our ability to motivate and retain the key talent.

We also have a set of tools (including control panel and performance matrix, among others) and committees organized alongside four themes, completing our governance model. Our committee structure organized at the level of our Brazilian entities is as follows:

Internal Committees:

•	Business & Products

•	Commercial Committees

•	Fundraising & Performance Committees

•	Risk & Compliance

•	Risk & Compliance Committee

•	Money Laundering Prevention Committee

•	Investment & Supervision

•	Investment Committee for Private Markets

•	Risk supervision Committee for public markets

•	People & Compensation

•	Appraisal Committee—all fulltime employees and partners

•	Compensation Committee

Our Risk & Compliance Committee and Money Laundering Prevention Committee each meet at least twice per year as well as on an ad-hoc basis to maintain proactive risk oversight. In addition, we hold results meetings on a quarterly basis, including all partners, where each business and commercial leader presents the results of their area versus their goal. The performance of the teams against their respective goals has a direct impact on compensation, which improves alignment of interests.

Our deep, experienced, and multifunctional teams bring together a valuable mix of investment, operational and financial backgrounds and an in-depth understanding of the local market. Notably, most of our partners have worked together for an average of approximately 20 years, with significant experience accumulated at Vinci Partners and with other financial institutions. The investment professionals supporting the partners are fully dedicated to our investment activities. Furthermore, our teams possess deep experience across the entire investment process, from investment to divestment in a variety of different economic climates in Brazil. Furthermore, our unique culture fosters an active involvement in value creation initiatives. For instance, within our private equity strategies, we seek to work side-by-side with portfolio company management teams to execute on post-acquisition business plans, which are critical to creating value in fund investments. We estimate that in our first Private Equity fund, which is nearly liquidated, most of the value created in the portfolio companies was generated through earnings enhancement, with an EBITDA CAGR since its inception of 26%. As part of our focus on value creation, we are constantly promoting operational change in collaboration with management, through the implementation of the “Value from the Core”, a set of key proprietary managerial tools and practices we have developed over the years.

Furthermore, we seek to have a balanced alignment of interests. For instance, our current and past partners and employees comprise 14.4% of the capital raised in VCP III and represented 22.6% of the capital raised for VCP II. This commitment is substantially above market practice and creates substantial alignment of interests between the limited partners and the private equity team. These commitments are carried out at similar fee structures that are available to our limited partners, paying full management and performance fees.

We truly believe that “Partners are Clients, and Clients are Partners”, which is possible because our general partners typically invest alongside our clients, which become our limited partners. This unique approach capital management, based on ethics and experience and targeting superior long-term financial results, is only possible because of our strong set of company values, as outlined below:

•	believe in ethics as the best value in a relationship;

•	balance common sense with boldness;

•	be consistent in the search for results and in the relationship with clients and partners;

•	combine flexibility and creativity with structured processes;

•	act with entrepreneurship and with an owner’s mindset;

•	have discipline in the execution of tasks; and

•	be resilient when facing challenges.

Growth Strategies

Our goal is to consolidate our franchise as the leading independent asset manager in Brazil, combining capital and talent to build value for our clients. We will continue to approach our capital management in our own unique way, based on ethics and experience, targeting superior long-term financial results. To achieve this goal and is seeking to continue as a fast-growing and profitable company, we have defined our key strategic priorities as follows:

Continue to focus on our core capabilities and expertise across high value-added strategies to take advantage of shifts in asset allocation Brazil

We have positioned ourselves as category leaders across high value-added investment strategies. Since our inception, we have offered our clients with investment alternatives, that are distinct from the fixed-income strategies of traditional asset managers, and have developed what we believe to be a proven track record of consistent risk-adjusted returns. For decades, interest rates in Brazil were at elevated levels, and fixed income securities yielded significant returns above inflation and allocation in high-yielding Brazilian fixed income products became the main strategy among portfolio managers, as they were able to charge attractive fees on low value-added strategies. Since 2017, the country has experienced a sharp decline in interest rates, which has accelerated during 2020, significantly reducing real returns for most investors in Brazil. According to data published by ANBIMA, recent trends in AUM show a clear shift away from traditional fixed income products. For instance, asset allocation in fixed income assets as a percentage of total industry AUM decreased almost 10 percentage points from 2008 to 2020, which we believe is a clear sign that investors are looking for opportunities in other investment strategies.

As leaders in high value add categories, we believe we are well-positioned to capture this shift of savings and customer flows from low yielding asset classes into value-added strategies, including equities and alternative investments. From December 2018 to December 31, 2020, we have substantially grown our assets under management by 97.5%, or by R$25 billion. We believe we are in a premier position to continue to benefit from this trend, as we will continue to leverage on our:

•	distinctive insights into in depth macro and micro economic knowledge and insights;

•	deep financial market expertise with strategies for different results and investment monetization;

•	complementary expertise of our team members leading to higher quality of investment decisions;

•	local presence and wide network creating differentiated deal sourcing;

•	broad financial structuring skills with different products and assets; and

•	in-house resources generating efficiency and proprietary solutions.

Seek to accelerate our fundraising activities, accessing new pockets of demand, expanding our wallet share across our client base and taking advantage of an increasing supply of private capital in the country

Since our inception, we have successfully launched funds across seven different strategies, allowing us to reach R$49.8 billion in AUM, as of December 31, 2020. We believe that our track-record of deploying capital at attractive rates of return for our investors and launching innovative strategies that cater to the investment demand of our client base will enable us to further enhance a robust fundraising pipeline. For example, within our private equity practice, in 2019 we started raising money for our new impact fund, Vinci Impact and Return IV, and reached the fund’s hard cap of R$1 billion in March 2021. In addition, we already have planned what we expect to be our next flagship strategy fund, Vinci Capital Partners IV (VCP IV). We will continue to take advantage of the increased flow of assets to the private markets in the country.

We expect the increase in investor demand for high value-added strategies, including private capital, represents a sizable opportunity for Vinci Partners. For example, our credit division will continue to seize opportunities in direct lending for the underserved middle market corporations, while our infrastructure group will catalyze growth with the local government’s infrastructure projects privatization agenda.

Continue to develop innovative solutions for our clients, launching new funds and strategies across industry verticals that can be used to capture future increases in underlying demand factors

We believe a key pillar of our growth has been our ability to provide complementary investment strategies and to structure different types of investment funds that address the specific needs of our investor base. We have expanded our product offering to provide increasingly diversified opportunities for investors and a balanced business model that we believe benefits all our stakeholders. Across each of our strategies, we will continue to develop new strategies and adapt to the increasingly dynamic search for yield and diversification from our client base, including:

•	In private equity we will continue to develop our flagship fund Vinci Capital Partners, focused on control-oriented strategies in the upper middle market with a growth equity approach. We also developed a differentiated impact-oriented strategy, unique in Brazil, through Vinci Impact and Return, focused on minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, measurable ESG goals; both of which we intend to continue to develop by seeding new funds.

•	In infrastructure, we will continue to develop our unique expertise across the power and energy sectors created during the last decade, with our proven experience in management of assets in various segments. Additionally, we are developing new strategies focused on verticals that we believe will benefit from trends in the Brazilian economy and that require substantial supply of capital, including water and sanitation and transportation, with concessions in toll roads, airports and ports. For example, in March 2021 we announced the first closing for a new water and sewage strategy with R$256 million in capital commitments through VIAS (Vinci Water and Sewage fund). This strategy aims to raise up to R$1 billion in capital commitments.

•	In real estate, we will continue to leverage our multi-disciplinary expertise and skills in structuring and management of local and international assets. We will continue to deploy capital in specific strategies for different types of real estate assets, including retail, logistics and offices, by leveraging on our exclusive access to investment opportunities through our extensive relationship networks, including across private and REITs, catering to the increasing diversification needs of our investors. In March 2021, we announced the first closing for new industrial development strategy, with R$381 million in capital commitments through VFDL (Vinci Fulwood Industrial Development), for which we expect to raise up to R$800 million.

•	In credit, we will continue to leverage on our broader platform, embracing superior networking, sector knowledge and industry insights to source, evaluate, and track sector-specific performance trends as well as investment opportunities. We expect to take advantage of: (1) the projected “crowding-in” effect with the increase of local corporate bonds issuances, in liquid and illiquid credit spectrum, due to the lower interest rates scenario while state-owned banks continue to shrink their balance sheets, (2) the robust infrastructure pipeline in Brazil with significant space for private capital; (3) the underdeveloped real estate and mortgage loans market in Brazil, which remains small compared to international standards; (4) the under-penetration in private credit across mid-sized corporates, supported by our established expertise in transaction structuring and underwriting, (5) exploring less traditional verticals including SME supply chain financing through our innovative channels; and (6) the advent of new sources of private credit being originated in the country through credit receivable funds in non-core assets originated with fintech platforms and other credit marketplaces.

•	In public equity, we will continue to consolidate our strategy focusing on creating long term engagement by leveraging on our capacity to create unique relationships with companies with high quality, good management and good governance. We have an established track record of managing a diversified portfolio of strategies, including Brazilian and off-shore absolute return funds with a unique expertise in midcaps, while also developing differentiated strategies tailored to cater to the new economic scenario with low-for-longer interest rates through specific dividend-focused strategies and small cap funds.

•	In hedge funds, we will continue to enhance our multi-strategy product approach focused on asymmetric return/risk opportunities. Such multi-manager approach will support our objectives to explore investment opportunities in a wide range of assets, regions and risk factors, with a focus on momentum and market timing.

•	In investment products and solutions, we will continue to focus on our valued-added approach in developing a tailored and distinctive portfolio construction and implementation for our HNWI and institutional clients. We will aim to continue developing our focus on sophisticated investment strategies and alpha generation through an open architecture implementation and tailored portfolio construction with dynamic portfolio risk assessment. We believe such approach will enable us to better serve our clients, especially in a low interest rate environment, in which a large number of institutional investors, mainly pension funds, will seek to externalize their asset management activities as they search for alpha and operational efficiency.

We will continue to strengthen our client relationships, developing innovative solutions based on our capabilities and expertise across high value-added asset classes

The growing demand for alternative and high value-added assets provides an opportunity for us to attract new investors across a variety of channels. As we continue to expand our product offering, we expect to be able to attract new investors and increase the wallet share of our existing clients, which we believe are currently over-exposed to passive fixed income and low yielding savings products. Our investor base includes pension funds, endowment and foundations, public and private asset managers, funds of funds, financial institutions, sovereign wealth funds, distribution platforms, multi and single-family offices and high net worth individuals. We offer our clients a holistic investment platform, capable of addressing a wide spectrum of investment needs. For example, with the development of our investment products and solutions vertical, we have expanded our capabilities and become a one-stop shop for institutional, family office and individual clients by creating a scalable platform to manage the entire portfolio of several Brazilian pension funds, providing scale and expertise. We currently have approximately 71 pension funds as clients, seven of which have their entire portfolio managed by us. We believe other pension funds in the Brazilian market (which totals more than 250 funds), may seek to follow this third-party management model and we have a long-standing track record, strong governance, internal structure, and technology which we believe positions us well to be the manager-of-choice for many of these funds.

We will continue fostering our relationships with our clients through the following key pillars:

•	Commitment to excellence in investor relations practices, including solid and transparent communication with investors and high standards of risk management and governance;

•	Deepening relationships with our limited partners through our wide local and international network of 25 investor relations professionals and specialized teams clustered into geography and investor profile, as of December 31, 2020;

•	Increasing our global and local institutional investor outreach through partnerships with key origination channels, including developing joint ventures and increasing our access to digital self-directed and advisory channels with a greater emphasis on end-client visibility;

•	Maintaining a unique client approach dedicated to understanding the needs and objectives of our clients, especially under the new economic environment of low interest rates, in which we believe such understanding will be increasingly important in order to reach our clients with an appropriate product offering for their specific investment objectives;

•	Automation of our proprietary channels, including the development of our own digital solutions offer an additional alternative to better reach and serve retail and lower-tier high net worth individuals through a self-service platform; and

•	Consolidating our brand as a category leader in alternative investments by continuing a close interaction with our distributors, organizing and participating in live broadcasts on social media channels, client events, maintaining close interactions with independent research houses, monitoring relationships with digital influencers and increasing our penetration in social media and networks.

We will seek to penetrate new pockets of capital in the Brazilian market by investing across our different channels and strengthening our distribution capabilities, including digitizing access to our end customers

Under the current market environment of low interest rates, we expect overall demand for high value-added asset classes and alternative strategies to continue to grow at a rapid pace and permeate through new customer clusters, including especially local institutional investors and the mass affluent segment. Additionally, pension plans continue to experience rapid growth as the population continues to age, creating an increasing burden to cover retirement and actuarial liabilities through achieving higher investment returns.

These factors have created a shift in demand which we believe will favor our investment strategies in our product offering which has coincided with the disruption of the traditional distribution channels. Historically, banks have concentrated most of the distribution of retail investment AUC in the Brazilian market, accounting for 93% of total AUC in 2018. Nonetheless, with the advent of fintech and digital distribution channels, competition between incumbent banks and new entrants has intensified, creating broader access for our financial products to the end customers in Brazil and expected to reach 24% of retail investment AUC by 2024 according to Oliver Wyman’s 2019 Report. Such new platforms have generally adopted a “supermarket” strategy, providing end clients with greater investment alternatives, and allowing them to make more informed decisions while selecting investment alternatives, instead of being offered a narrow array of products selected by the distribution platform. In addition to controlling distribution, incumbent banks in Brazil also control the majority of the industry’s AUM, leveraging their retail services as distribution networks. In the past, most of these banks did not have significant high value added product offerings and, in recent years, the demand for these products has increased exponentially, forcing incumbents to open architecture to third parties in an effort to address the demand of their clients, and giving the opportunity for independent asset managers like Vinci Partners to penetrate new pockets of investible capital. For instance, Itau Unibanco reported AUM from third party funds of R$275 billion, accounting for 21.2% of total AUM as of June 30, 2020; this represents an increase of 120% as compared to R$125 billion (11.3% of total AUM) reported in 2018. Concurrently, platforms such as XP, Easynvest, Guide, Genial Orama, ModalMais, among others have enabled access to new distribution networks and put additional pressure on incumbents to follow an open architecture strategy. For instance, our AUM distributed through digital distribution platforms totaled R$1.7 billion on December 31, 2020 vs. R$160.8 million, as of December 2017, an increase of 960.8%. We expect this trend to continue increasing during the next years and to expand from mostly private banking clients to HNWI as well as mass affluent segments.

We will seek to accelerate our distribution efforts for certain of our liquid and illiquid strategies where applicable, taking advantage of the increased digitalization of distribution platforms and the disruption of traditional channels, increasing our sales team’s efforts to increase our presence in all available platforms, including:

•	Digital Distribution Platforms: Aiming to be present in all major digital distribution platforms. We have established relationships with 25 platforms as of December 31, 2020 and expect to continue to enhance our product offering across these platforms. We aim to be available in all major platforms with a range of Vinci Partners products, including certain illiquid strategies, where applicable, in addition to enhancing our brand awareness;

•	Banks and Multi-Family Offices: We aim to offer at least one product in all large banks (private bank, mass affluent and retail) and their insurance and pension platforms. Although not necessarily the case, usually the first step for these distribution agreements is through allocations from a bank’s fund of funds, but our end goal is to establish direct distribution of our products in partnership with the large financial institutions. We then expect that as our products continue to gain scale, we will be able to deploy additional strategies across these channels;

•	Research Houses: We expect to remain close to the main research houses to allow in-depth knowledge and visibility of our strategies, portfolio managers and investment products to potentially be recommended to their end-clients; and

•	Media and Digital Influencers: We will continue to increase our media exposure, both through general and specialized channels, while also enhancing key contact points in social networks, including through podcasts, live streams and through LinkedIn. We will also monitor selected digital influencers, in our effort to develop new ways for potential end-clients to get to know Vinci Partners and its products.

Position our platform for consolidation opportunities to integrate single manager or single strategy platforms into Vinci Partners

We believe there is a significant opportunity to support our organic growth through consolidation, complementing our platform with selective strategic and tactical acquisitions. We intend to remain highly disciplined in our development strategy to ensure that we are allocating management time and our capital in the most productive areas to foster growth opportunities. Our strategy will focus on opportunities that expand our scale in existing markets, add complementary capabilities, enhance distribution, or provide access to new markets. We have a strong track record of sourcing, executing and integrating transactions and team hires as well as incentivizing investment teams to align their interests with ours. We have developed a distinctive structure capable of integrating other funds or strategies seamlessly. We currently expect that any growth through acquisition would likely take the form of single fund or single strategy managers, specifically sourced to complement Vinci Partner’s product offering and capabilities.

Business Segments

Private Equity

Our private equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. Opportunistically, we will also analyze turnaround and greenfield investment opportunities. The main strategic focus of our private equity segment is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies through our proprietary “Value from the Core” process. We also take into account non-measurable aspects, such as alignment of the potential investment with ESG goals.

Our private equity practice has what we believe to be a proven track record of investing in leading Brazilian companies with approximately R$10.6 billion in AUM as of December 31, 2020. The VCP strategy has shown strong numbers with a 62% Gross IRR and 3.9x realized gross MOIC as of December 31,2020. We have a multi-disciplined team of 20 investment professionals dedicated to implementing our strategies, as described below.

The private equity strategy invests through two sub-strategies: Vinci Capital Partners and Vinci Impact and Return.

•	Vinci Capital Partners. Vinci Capital Partners focuses on control and co-control investments and maintains flexibility around investment structuring, recognizing that we believe it is crucial to source companies with the greatest possible break-out potential in targeted industries. Vinci Capital Partners executes across growth equity transactions, greenfield investments, buyouts, and turnarounds, providing a broad set of investment opportunities. Vinci Partners’ long-term constructive approach makes it a desirable partner for its target companies. The team has made four investments since 2018, totaling R$1.3 billion and currently manages R$9.5 billion in AUM, as of December 31, 2020.

•	Vinci Impact and Return. Vinci Impact and Return focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns. In this strategy we typically make investments between R$40–90 million in companies ranging from around R$65 million to R$400 million in equity value with an average holding period of 15 to 50 months. We partner with entrepreneurs to align our liquidity expectations and provide a team of senior advisors to support execution. The team has made four investments since 2019, totaling R$129 million and currently manages R$940.4 million in AUM, as of December 31, 2020. We announced in March 2021 Vinci Impact and Return’s fourth vintage (VIR IV) final closing at the fund’s hard cap of R$1billion in capital commitments.

Public Equities

Vinci Partners has a long track record and deep experience investing in public equities since inception in 2009 and which was further enhanced through the strategic associations with Gas Investimentos (which was terminated in December 2020) and Mosaico Capital. We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls. The public equities team is composed of 11 members managing R$11.8 billion in AUM as of December 31, 2020, supported by dedicated research analysts who cover more than 120 companies across a variety of industries.

Our public equities strategy invests according to three key sub-strategies: all caps, dividends and total return.

•	All Caps. The all-caps sub-strategy focuses on long-term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints.

•	Dividends. The dividends sub-strategy focuses on well-managed companies with a strong presence in their segments that are generating significant cash returns through dividends.

•	Total Return. The total return sub-strategy focuses on high absolute risk-adjusted returns through fundamental analysis, diversification and use of derivatives.

Real Estate

The real estate segment of Vinci Partners is the seventh largest manager of listed REITs in Brazil, known as Fundos de Investimento Imobiliário, or FII, based on Reuters data. Through December 31, 2020, our real estate segment has raised R$ 4.3 billion and ended the year as one of the top two independent asset managers and in the top 10 largest AUM among all asset managers. We are also one of the fastest growing managers in the space in terms of AUM, with a 34% growth year to date, as of December 31, 2020. Our real estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds. We also implement a strategy related to opportunistic development funds. In recent years we invested through Vinci Real Estate Fundo de Participações Multiestrategia, or VRE FIP which is in the final stages of its life cycle and we recently entered into a joint venture with Fulwood (one of the largest developers of industrial and logistics properties in Brazil) and in March 2021 the team completed the first round of funding of VFDL, fund created from this joint venture, with R$381 million in capital commitments, that will be focused on the development of logistics properties in Brazil. The strategy aims to raise up to R$800 million in total commitments.

Our real estate strategy has more than 280,000 investors and has raised more than R$4.3 billion to invest in prime properties in Brazil. Our real estate team currently manages 36 assets with almost 620,000 square meters of gross leasable area, constituting approximately R$4.5 billion of AUM (which reflects growth in AUM due to market performance), as of December 31, 2020. The real estate team is currently composed of 13 professionals.

Our real estate strategy invests along four sub-strategies: shopping malls, industrial and logistics, offices and financial instruments related to real estate assets.

Shopping malls—Vinci Shopping Centers FII or VISC. VISC seeks to generate returns by investing directly or indirectly in income-producing shopping malls, as well as through capital gains from the purchase and sale of such assets. VISC’s strategy is focused on finished properties, rather than development. VISC has adopted a flexible investment strategy and evaluates investment opportunities in shopping centers in all regions of Brazil with interests that can range as high as up to 100% of an ownership stake, as well as minority interests.

Industrial and logistics—Vinci Logistica FII or VILG. VILG focuses on strategic locations close to large consumer or industrial centers and resilient to economic cycles, engaging in strategic partnerships with logistics operators or other strategic players to acquire controlling or minority interests in logistics condominiums (also known as business parks). Logistics condominiums allow for diversification in relation to vacancies, greater occupancy flexibility, and economies of scale in relation to tenant costs. VILG is focused on direct and indirect exposure to eCommerce to benefit from strong tailwinds and to meet the demand for distribution centers in strategic locations. VILG enters non-traditional lease contracts as it relates to contractual clauses that prevent rent adjustment until maturity and protect against early termination or default.

Offices—Vinci Offices FII or VINO. VINO focuses on medium-sized projects (approximately 10,000 square meters in leasable area) in large populous areas that are differentiated with respect to architecture and design. VINO seeks collaborative office space, high-quality tenants with strong credit history and ability to adapt occupied spaces, environmentally friendly design and rental income with strong potential for rental price appreciation.

Financial Instruments Real Estate Fund or VIFI. VIFI is a hybrid real estate fund, which invests in a diversified portfolio of REITs and assets such as REITs (tax-efficient investment funds in Brazil specifically designated for real estate investment) and Certificates of Real Estate Receivables (securities backed by real estate receivables) with the goal of generating value and consistent income with relatively low risk.

Joint Venture with Fulwood. On September 30, 2020, Vinci Real Estate signed a joint venture agreement, or JV, with one of the largest developers of industrial and logistic properties in Brazil. The JV will allow us to seek opportunities related to the development of logistic properties in Brazil. In March 2021, we announced the first closing for this new strategy through VFDL (Vinci Fulwood Industrial Development fund), with R$381 million in capital commitments. We expect to raise up to a R$ 800 million with this new vintage.

Credit

We believe we are one of the first independent players to offer Brazilian private credit funds focused on the long-term direct lending business. We have a multi-strategy credit business with significant size and track-record that operates in different segments, industries, and asset classes. We are generally focused on customized credit instruments, structures, and solutions to meet the financing needs of both established and growing businesses, while generating interesting credit opportunities for our investors.

The credit team is currently composed of seven professionals that manage over R$2.4 billion in AUM, divided across three specific sub-strategies: high-grade corporate debt, high-yield structured products and senior secured loans and MBS. The credit strategy is divided in three core sub-strategies: Infrastructure Debentures to finance projects, generally with a senior secured collateral package, or infrastructure debt, Senior secured loans with the first lien collateral in real estate assets or a MBS securitization, or real estate debt, and the third one, referred to as Structured Credit focused in secured loans, private debt and a reverse factoring platform.

Infrastructure Debt. In the infrastructure debt sub-strategy, Vinci Partners manages a credit fund, Vinci Energia Sustentável FIDC, or VES, dedicated to investments in debentures to finance greenfield and brownfield projects, with a focus on renewable energy such as windy, solar, hydro projects, following general ESG guidelines. The existing fund also invests in debentures from distribution companies, power transmission-lines and other infrastructure projects and companies. It is a closed-end fund with total tenure of 15 years. The existing fund—VES requires that prior to fund´s acquisition, the debenture issuance shall have a minimum credit rating of single “A” (in local scale) by one of the following credit rating agencies; Fitch, Moody’s or S&P. Typically, the debentures collateral package may include a first priority security interest on the issuer’s receivables, fixed assets, equipment, and a share pledge agreement of the special purpose entity, or SPE, that owns the project. If the project is before completion, we also require a bank guarantee up to completion or a parent company guarantee from the project sponsor, subject to a minimum credit rating. This fund was originated in a public auction launched by BNDES at the end of 2016 where Vinci Partners has competed with other Brazilian asset management firms and won. We are about to finish the investment process by doing the last capital call up to October 2020. The investors of the fund are mainly institutional investors such as the Brazilian pension funds, insurance companies and BNDES Participações S.A.

Real Estate Debt. In this strategy Vinci Partners pursues investment opportunities in senior secured loans / securities in the form of debentures or CRIs (mortgage-backed securities, or MBS) with a focus on transactions with the 1st lien collateral in real estate assets. The MBS are backed by underlying real estate loans and/or receivables, which may consist of more granular portfolios. These transactions are usually structured for and collateralized by multi-tenant properties (e.g. shopping malls, commercial warehouses, office buildings, and residential developments, among others) or by single-tenants commercial properties generally via build-to-suit, sale lease back and buy-to-lease structures with long-term lease agreements. The eligible transactions shall have a minimum credit rating of “A-” (single “A” minus in local scale) by one of the 3 main agencies (Fitch, Moody’s or S&P) is also required. In this asset class we have a multisector approach (more agnostic) on the issuer activity, despite the real estate collateral requirements. Over the years Vinci Partners has made several private debt transactions in sectors such as electric power, shopping malls, healthcare, commercial properties, real estate developers, retail among others. In this class we built a set of flagship funds, where Vinci FI RF Imobiliário CP, or VCI, is our first fund and is already returning capital to investors. We also established Vinci Crédito Imobiliário 2, or VCI 2, which is in its first year of the investment period. Both funds have lock-up periods of 10 years, and investors of the fund are mainly Brazilian pension funds and insurance companies. In addition, our credit segment also has an internal joint venture with our real estate segment to manage a public fund (equivalent to a listed REIT) named Vinci Instrumentos Financeiros FII that principally invests in shares of other listed REITs and CRIs. Our infrastructure and real estate segments together represent the focus of our long-term direct lending business and comprise for more than 69% of our AUM considering capital already deployed and future capital calls.

In both strategies our target is to originate long term investment opportunities for our investors, generally in the private credit space, with a collateral package which seeks to provide the downside protection against credit-related events.

Structured Credit. This strategy comprises a specific group of funds, including open-ended funds and managed accounts. Notice period for redemptions from terms of those funds range from 90 days to 6 months. In general, the investment guidelines are more flexible, whilst being in line with the suitability requirements of each class of investor. For those clients with more conservative investor profile that are deemed investidor qualificado (qualified investors) the most suitable product we offer is the VCE Selection (with a notice period for redemptions), which invests in senior secured loans and short-term receivables undertaken by a platform of reverse factoring developed in-house. This reverse factoring platform has already deployed approximately R$8 billion in more than 24 thousand transactions with small and medium enterprises, or SMEs, in the last seven years. These transactions consist of assignment agreements over performed receivables mainly from SMEs, while typically incurring large corporates risk (drawees) at a discount and executed electronically through a credit rights investment fund (Fundo de Investimentos em Direitos Creditórios, or FIDC) managed by Vinci Partners.

Infrastructure

Our infrastructure strategy has exposure to tangible assets related to physical infrastructure, through investments in equity, bidding for concessions, and debt investments across several sectors, including but not limited to power generation and transmission, transportation and logistics and sports infrastructure (stadiums). Our infrastructure team has a deep local presence and track record of investing in infrastructure in Brazil, having completed over 30 transactions across equity and debt since its commencement in 2010. The team is composed of seven dedicated professionals and seven senior advisors/executives seconded to portfolio companies.

Our infrastructure strategy seeks control or control-oriented positions and employs active hands-on management of assets and operations. We primarily review brownfield and consolidation opportunities, targeting fragmented industries within sub-strategies. The team currently manages approximately R$1.5 billion in AUM mainly through FIP Transmissão (Vinci Infra II), FIP Energia PCH, and Vinci Energia (VIGT11) funds.

•	Power Generation. Search for acquisitions in the secondary market, particularly related to renewables assets and develop greenfield projects.

•	Power Transmission. Continue to develop our current portfolio of core transmission assets, through VIGT11. Opportunistically analyze greenfield projects to invest.

•	Telecom. Evaluate carving out fiber assets from existing incumbents to create an infrastructure vehicle dedicated to fiber-to-the-home, or FTTH, in the wholesale segment.

•	Transportation & Logistics. Inception of a new road platform aiming brownfields assets opportunities from strategic players who are in financial distress, and/or partnering to bid in new concession auctions. Opportunistically analyzing the airport sector, after the severe hit from the pandemic.

•	Water & Sanitation. Evaluate the companies that are initiating the consolidation process and closely follow potential privatization initiatives. We concluded in March 2021 the first closing for this new strategy with R$256 million in capital commitments through VIAS (Vinci Water and Sewage fund). This strategy aims to raise up to R$1 billion in capital commitments.

Hedge Funds

Our hedge funds team operates under a multi-manager strategy with several portfolio managers each pursuing independent strategies. We have strong, overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors. The hedge funds team is currently composed of six professionals and has existed since Vinci Partner’s inception, now managing R$2.5 billion in AUM.

Our hedge funds strategy invests across five principal sub-strategies: nominal interest, inflation, commodities, currencies, and equities strategies.

The portfolio managers have access to both our macro and equities research dedicated teams. It helps creating a very robust analysis of the markets and this way make assertive decisions. The portfolio has exposure to onshore and offshore markets trading single equities, emerging markets and developed markets currencies, government bonds and derivatives.

Investment Products and Solutions

Our investment products and solutions team commenced in 2010 and offers clients access to tailored financial products through an open architecture platform, in addition to in-house asset allocation and risk management. Our Investment & Product Solutions segment aims to provide a sophisticated investment strategy with alpha generation according to our clients’ targets. In the execution of these strategies, we take into account risk profile assessment, preparation of investment policies and product selection, among other factors.

Investment products and solutions includes nine investment professionals across São Paulo and New York specialized in various asset classes and alternative investments and manages R$16.4 billion in AUM, of which 63% comes from separate exclusive mandates tailor-made for institutional and HNWI clients; 17% of the AUM comes from commingled funds; 11% comes from international exclusive mandates for offshore allocation services, and 9% of Ithe AUM in investment products and solutions comes from pension plan funds.

Financial Advisory Services

Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies. The financial advisory services team was established in 2009 and is composed of eight investment professionals.

We believe our financial advisory services team serves as trusted senior advisors to clients seeking local and/or product expertise in the Brazilian marketplace. As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients.

Marketing, Sales and Distribution

Vinci Partners has built a leading business development platform that covers a diverse global institutional investor base and is committed to excellence in all aspects of investor relations. Our experienced investor relations teams have a strong understanding of our strategies and deep knowledge of the competitive landscape. Investor relations teams are fully integrated with investment professionals, from product development to monitoring existing limited partner relationships.

Throughout our history of managing assets from third party investors, we have been able to build a sophisticated and high quality international limited partner base within our private market strategies. As of December 31, 2020, our international private equity client base is comprised of the following:

Distribution Channels

Vinci Partners’ distribution is organized through four client divisions and one additional distribution channel:

•	Local Institutional Clients (local corporate and pension). Represents 31% of our AUM. This client division covers Brazilian pension funds (public and private), insurance companies, and large and mid-size corporations. New clients (less than 2.5 years with assets under management by Vinci Partners) represent over 67.8% of the division’s AUM. At the end of 2020, 10% of the institutional clients represented 58% of the division’s AUM and the top three products are investment products and solutions (54% of clients), credit (34% of clients) and public equities (45% of clients). On average, a client has 2.9 different products distributed across an average of 1.9 different strategies. AUM from Local Institutional Clients grew at a CAGR of 44% from 2017 to December 2020.

•	Institutional Offshore. Represents 28% of our AUM. This client division covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others. In our private equity strategy, our foreign investors are primarily based in the US 55%, Europe 18%, Middle East 12%, and Asia 6%. By investor type, our private equity offshore foreign investors are primarily public pension funds 20%, asset managers 17%, sovereign wealth funds 16%, and fund of funds 13%. AUM from Institutional Offshore Clients grew at a CAGR of 38% from 2017 to December 2020.

•	Vinci Individual Investors (VII or HNWI). Represents 22% of our AUM. This client division covers HNWIs, which we consider to be clients that have the potential to invest at least R$30 million (approximately US$5.5 million). From 2018 to December 2020, 59% of new money came from existing client relationships, excluding our partners. At the beginning of 2020, 10% of the HNWI clients represent 85% of the division’s AUM and the top three products are public equities (49% of clients), hedge funds (43% of clients) and investment products and solutions (50% of clients). At the beginning of 2020, on average, a HNWI has 3.7 different products distributed across an average of 2.2 different strategies. AUM from VII decreased at a CAGR of -3% from 2017 to December 2020 mainly due to the R$ 2.8 billion outflow from the dissociation with GAS Investimentos in December 2020.

•	Allocators and Distributors (A&D or fund of funds and distributors). Represents 10% of our AUM. This client division covers banks (private, mass affluent and retail sectors), Multi Family Offices, and approximately 25 distribution platforms such as XP and BTG Digital. This division is responsible for the distribution of all Vinci Partners products, both liquid and illiquid, including Private Equity. Banks and Platforms account for 32% and 34% of the AUM of this division as of December 31, 2020, respectively, and the top three products are Equities (55% of clients), Investment Products and Solutions (60% of clients), and Hedge Funds (48% of clients). As of December 31, 2020, on average, a client has 3.3 different products (i.e. investment funds) distributed across an average of 2 different strategies. In recent years, this division has focused on leveraging existing relationships to include new investment products and assed classes. Additionally, it has focused on adding new distribution partners, primarily large banks. AUM from A&D grew at a CAGR of 95% from 2017 to December 2020.

•	Capital Markets (public market vehicles). Represents 9% of our AUM. These distribution channels cover public market vehicles of our listed funds (e.g. REITs and infrastructure funds). AUM from capital markets (public market vehicles) grew at a CAGR of 170% from 2017 to December 2020.

Private Markets Investment Process

Vinci Partners targets assets or companies with proven cash flow stability and inflation-linked contracted revenues with strong organic growth and/or M&A potential and could seek to partner with strategic players to develop operating platforms. Importantly, the deal team seeks to leverage the in-house expertise of our public equities and research teams on a continuous basis for proprietary insights into the optimal timing for exits, as well as related industry intelligence.

Vinci Partners’ team of 215 full time employees as of December 31, 2020 bring together a wide-ranging network of personal and professional relationships across leading industry executives, business owners, corporate managers, financial and operational advisors and consultants, attorneys and regulatory agencies. This robust network, combined with our proactive, top-down identification of target industries and companies, provides a highly differentiated deal sourcing platform for each of our private markets investment strategies.

Vinci Partners follows a highly disciplined and systematic investment review and decision-making process comprised of multi-staged reviews by the Investment Committee, comprised of several partners most of whom have worked together since 2001.

The key objectives of our investment review and decision-making process are to: (i) effectively manage the pipeline of investments, (ii) identify key issues early in the investment process and before executing the transaction, (iii) efficiently allocate the deal team, (iv) determine a tailored deal execution and due diligence plan, and (v) provide a forum to solicit the input and views of the entire infrastructure team.

For instance, the graphic below depicts the key steps in the investment review and decision-making process in our private equity practice:

Risk Management

Vinci Partners seeks to minimize the risks associated with our investment strategy by pursuing the following initiatives:

•	Financial/Business. Vinci Partners will seek to mitigate refinancing risk by targeting companies with stable and growing cash flows. Vinci Partners will seek to mitigate business risk by targeting companies that have a clear competitive advantage and/or long-term contract or concessions, thus are less vulnerable to the business and economic cycles. We will also focus on companies we believe generally exhibit low dependence on strong economic growth. Before agreeing to any investment, the Investment Committee must be satisfied that it understands the key risks associated with each investment, and that it has taken, or will take, actions to mitigate those risks.

•	Fraud and Corruption. Vinci Partners seek to undertake a comprehensive anti-fraud and anti-corruption diligence process in connection with all private markets’ transactions. We perform background checks and extensive legal due diligence in every potential deal that our private equity, infrastructure, and real estate funds are involved. Generally, this process is coordinated by the deal team members, with the support of our compliance team and/or external counsel (typically full-service law firms or niche-oriented firms, when required). We monitor the portfolio companies through our specific deal team members, which are required to report updates on the investment (in all aspects, including operational performance, legal issues, and potential irregularities) on a weekly basis. Additionally, we usually have the right to appoint members to the board of directors and/or management of the portfolio companies—such appointments are another direct channel for this type of reporting. In case of any potential irregularity, the members of the team responsible for the portfolio company shall immediately report such event to the legal and compliance teams who will assess the information and provide guidance on how to proceed.

•	Environmental. The ESG Policy is based on well-known standards and benchmarks, such as: International Finance Corporation Performance Standards; Principles for Responsible Investment; Corporate Sustainability Index from Brazilian Stock Exchange (ISE); Brazilian Institute for Corporate Governance; Dow Jones Sustainability Indexes. These policies include compliance guidelines for Anti Money Laundering, Anti-Corruption, Anti-Terrorist Finance, Code of Ethics and Social and Environmental Responsibility policies. In addition, employees are trained annually, and an introductory presentation is made to new employees at the end of each quarter.

Competition

Infrastructure

We believe that Brazil offers a diverse and deep investment opportunity set, due to the critical need for infrastructure investments, the weak financial position of the central government and higher leverage profile of traditional players. Today, there is a very limited number of active investment managers with dedicated capital or the experience to invest in Brazilian infrastructure. Vinci Partners believes it is highly differentiated from its competition given the team’s ample transactional expertise (over 30 transactions) particularly, in complex situations, with deep relationships, a flexible investment approach, and sector-specific knowledge. We also face more limited competition from local investment managers in deals averaging from R$50 million to R$100 million.

Private Equity

Vinci Partners considers itself a pioneer in Brazilian private equity and, as among the largest players, we believe we are the only purely Brazilian private equity firm that has always been independent. Since 2004, our flagship Vinci Capital Partners funds have invested R$5.0 billion across 22 investments in Brazil, as of December 31, 2020. Moreover, while many other Brazil-focused funds (such as Patria (Blackstone), Carlyle, Warburg and Advent) are affiliated with larger, global managers, Vinci Partners continues to remain independent, with an internally trained team, and whose members have begun and developed their investment careers in Brazil. Given Vinci Partners’ history and presence in Brazil as one of the longest-tenured local private equity firms, Vinci Partners believes it has a distinct competitive advantage against both local and global players. Moreover, for the most part, the strategies employed by these other funds generally do not compete directly with Vinci Partners’ control-oriented, operationally intensive strategy.

Vinci Partners’ sourcing methodology focuses on acquiring businesses or making investments outside of structured auction processes, so in many cases Vinci Partners will not encounter competition during the sourcing phase. Vinci Partners believes that its proprietary sourcing strategy allows us to negotiate more favorable investment terms and downside protections to help generate more attractive returns. Notably, Vinci Partners sourced 15 of the 22 previous investments on an exclusive basis.

The historical limited availability of capital in Brazil for private equity has prevented the development of a significant number of local players, and competition in the current market is derived mainly from investment managers that are able to raise money globally, either through global funds, or Brazil focused funds raised with international limited partners. This creates two positive dynamics for us, first is the limited number of managers chasing investment opportunities in the country, and that equity investment sizes vary substantially and create an additional layer of differentiation between general partners and further reducing competitive pressure.

Credit

We believe we are one of the first independent players to offer Brazilian private credit funds focused on the long-term direct lending business. Nevertheless, we currently see some of the asset management platforms (such as Kinea, BTG Pactual, and XP) as being our biggest competitors and the big banks themselves, which either use their balance sheets or offer solutions through their DCM areas for companies to access alternative financing options. As described elsewhere herein, see a significant opportunity for banking disintermediation in Brazil and for the private credit market to develop.

We also consider that in the current environment of low interest rates and lower profitability of the more traditional fixed income strategies such as federal public securities and short-term fixed-income investments, the demand for credit products with targeting superior returns from investors in general, both individuals and institutional, tends to increase. In addition, most of the allocation of Brazilian pension funds remains concentrated in federal government bonds, which imposes important challenges in overcoming its actuarial goals. We believe that Vinci Partners can offer a range of credit investment strategies, including structured credit transactions and directed lending, that captures more value and can meet this growing demand for return and portfolio diversification from local investors.

Real Estate

The real estate segment of Vinci Partners is the seventh largest manager of listed REITs in Brazil based on Reuters data. Through December 31, 2020, our real estate segment has raised R$4.3 billion since inception, and ended the year as one of the top two independent asset managers and in the top 10 largest AUM among all asset managers. We are also one of the fastest growing managers in the space in terms of AUM, with a 34% growth year to date, as of December 31, 2020.

The largest REIT manager in Brazil is BTG, with R$16.7 billion under management. BTG asset management is controlled by Banco BTG Pactual, one of the largest private banks in Brazil and benefits from the bank´s extensive retail distribution. BTG is followed by Kinea XP and CSHG all of them counting on powerful in-house retail distribution capabilities which enhances their access to capital. The only independent player which has larger AUM than Vinci Real Estate is Hedge which was a spinoff from CSHG and for this reason had a quick start in its AUM size. It is important to mention that in some of the other players the total AUM figure it is accounted the amount they have under management as the fund administrator of passively managed REITs.

Due to the rapid growth of the REIT industry in the past three years, a significant number of new players have come to the market, increasing competition. Notwithstanding the largest and most established players have a significant competitive advantage competing for capital which was reflected in the market share of these players and the amounts raised by them in 2020 through the date of this annual report.

Public Equities

In Brazil, the biggest competition that the public equities area has is the level of interest rates: Brazilian investors continue to invest very little in variable income instruments and Brazil does not have a long-term investment culture since for many years the interest was high and even investing inefficiently the investor had returns well above inflation.

Currently, since we entered a lower interest rate environment, the demand for equity investments has increased. In the long-only term we estimate that we have between 50 and 60 competing funds. In the dividend mandate, we have a number close to 20. These numbers have been growing over time as new asset managers and public equities firms have been created.

Hedge Funds

Competition in the hedge funds market is strong, and several competing firms have a long history and large volumes of assets under management. Brazil has a long history of high interest rates and a well-developed derivatives market, which has been the oldest strategy among Brazilian hedge fund managers.

The fact that we were the first firm based on independent management cells (multi-manager) brought a certain difficulty for investment allocators within clients and potential clients to understand because they were more accustomed to the “star manager” model. In recent years, more managers have adopted the multi-manager model and the model has become wore widely known among investors and allocators.

However, we believe that the market will bring more difficulties for managers to generate alpha (both due to the competition and the drop in premiums) and our model is more flexible to adapt to this new paradigm. This is already being observed because the large houses based on this star manager model have had low alpha generation in recent years.

Our AUM in our hedge funds strategy is one of the fastest growing in the year to date, with an increase of 53% from December 31, 2019 to December 31, 2020.

Investment Products and Solutions

Depending on the mandate, the competition varies significantly, as different players offer different strategies that are more or less aligned with our offering within investment products and solutions.

In terms of inflation mandates, we face competition from multi-market fund managers (hedge funds) in the Brazilian industry. We believe that our competitive advantage is our proven track record of investment performance and unique construction of investment products. For example, in the design of the Equilíbrio fund (offered for open pension plans following CMN Resolution 4,444), we have an offering aligned with the long-term objective of achieving returns above inflation (which is a key differential in the current low interest environment).

In equity fund-of-funds mandates, we are one of the few investment managers in Brazil to implement the strategy using a structure that allows investors to invest in highly performing managers and have a hedge protection strategy in the same vehicle. We believe this is a significant differentiating factor for institutional investors who do not have the agility to use hedging to protect their portfolios. Our competitors in the fund-of-funds market tend to be financial institutions (which do not offer the same product).

In the Brazilian exclusive asset allocation mandates for families, we generally compete with financial institutions and MFOs. As for pension funds, we compete with financial institutions, but in the current environment we have certain key advantages: recognized ability to invest in alternative classes, carrying out protection operations and greater knowledge of the pension fund industry.

In the international exclusive asset allocation mandates, we compete with Brazilian and international financial institutions and MFOs. However, we believe that we managed to stand out because we invest in more niche managers and bring customers closer to managers while being transparent throughout the process.

In the international fund-of-funds asset allocation mandate for investments outside of Brazil, we currently have limited competition within Brazil because we maintain the strategy of investing in more niche managers, adding to the fund the risk management layer on currency exposure.

Financial Advisory Services

Our financial advisory business competes mainly against local and international M&A boutiques.

Regulatory Overview

We are subject to government authorizations and extensive regulation in the jurisdictions in which we operate and conduct our activities.

Regulatory Matters in Brazil

Seven of our subsidiaries, Vinci Capital Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Soluções de Investimentos Ltda. (former Vinci Gestão de Patrimônio Ltda.), Vinci Gestora de Recursos Ltda., Vinci GGN Gestão de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda., and Vinci Real Estate Gestora de Recursos Ltda., or the Regulated Entities, carry out operations that are subject to specific Brazilian laws and regulation by the CVM. Furthermore, Vinci Capital Gestora de Recursos Ltda. is a member of the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, and the Vinci Group is associated with the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP.

The Regulated Entities are licensed to operate in the Brazilian capital markets as asset management companies (administrador de carteiras de valores mobiliários) by the CVM, and subject to the rules and oversight of the CVM, pursuant to Law No. 6,385 of December 7, 1976, or Law No. 6,385/76, and CVM Resolution No. 21 of February 26, 2021, or CVM Resolution No. 21, which replaced the previous CVM Rule No. 558 of March 26, 2015.

The Regulated Entities provide securities portfolio management services, pursuant to CVM Resolution No. 21and are members of the ANBIMA and the ABVCAP, adhering to the applicable codes of best practices for each of the types of investment funds the portfolio of which they manage in Brazil. The Regulated Entities can perform portfolio management services to all types of investment funds in Brazil and to securities portfolios (carteiras administradas).

Furthermore, the Regulated Entities are duly authorized to act in the distribution of quotas of the investment funds that they manage, pursuant to article 33 of CVM Resolution No. 21, which allows asset management companies to perform distribution activities, however with certain restrictions in relation to an entity fully authorized as a member of the distribution system, such as not being able to distribute securities issued by third parties. To perform such distribution activities, the Regulated Entities must comply with all CVM rules applicable to the members of the distribution system regarding (1) suitability requirements in respect of client investor profiles, (2) registration of clients, payment of redemption amounts, amortizations and/or investment orders to and from the clients’ accounts, (3) money laundering, concealment of assets, rights and values prevention and (4) exchange of information between the distributor and the fiduciary administrator of the relevant fund.

Laws and Regulations Applicable to Asset Management Activities in Brazil

Law No. 6,385/76, regulates the issuance, offering and distribution of securities (including shares of funds) in the public market, as well as the trading of securities, management and settlement and/or clearance of securities transactions in Brazil. All such activities require prior authorization from the CVM.

The capital markets regulatory framework, in Brazil, is further supplemented by regulation issued by the CMN, the CVM and the Central Bank, and self-regulation policies, such as those issued by securities exchanges and self-regulated entities, that govern their members and participants, (such as, for example, B3 S.A. – Brasil, Bolsa, Balcão, or B3, the ANBIMA and the ABVCAP).

Licensing Requirements

As to our asset management activities in Brazil, the main regulation applicable to our affiliates is CVM Resolution No. 21, which defines professional asset management activities as activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of clients.

CVM Resolution No. 21provides for two categories of asset managers: (1) fiduciary administrators, which are not allowed to trade securities on behalf of clients and/or (2) portfolio managers, which are allowed to manage portfolios on clients’ behalf, including through the trading of securities. All of our affiliates that carry out asset management activities are registered with the CVM as portfolio managers.

To be authorized by the CVM to engage in such an activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have fiduciary administration or securities portfolio management, as applicable, as a corporate purpose and be duly incorporated and registered with the Legal Entities Taxpayer Registration – CNPJ; (3) have one or more officers duly certified and approved by CVM to take on liability for fiduciary administration or securities portfolio management, as applicable, pursuant to CVM Resolution No. 21; (4) appoint a compliance officer and, in the case of portfolio managers, also a risk management officer; (5) appoint a distribution officer, if the entity distributes shares of investment funds administrated or managed thereby, as applicable; (6) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; who is not unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (7) put in place and maintain personnel and IT resources appropriate for the size and types of services to be rendered; and (8) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21.

In compliance with CVM Resolution No. 21, among other measures, each of our asset management affiliates has one officer duly registered with CVM as asset managers, who are responsible for the portfolio management activities, as well as officers appointed specifically for compliance, risk management and distribution activities. Our affiliates also maintain personnel and IT resources appropriate for their size.

This same regulation requires our affiliates to conduct their activities in good faith, with transparency, diligence and loyalty with respect to clients, and perform their duties with the aim of achieving clients’ investment objectives. Our affiliates must also maintain a website, with extensive current information, including, but not limited to (1) an updated annual filing form (formulário de referência), (2) a code of ethics, (3) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21, (4) a risk management policy, (5) a policy for purchase and sale of securities by managers, employees and the company, and (6) a policy for allocation and division of orders among the securities portfolios.

Under CVM Resolution No. 21, our asset management affiliates are forbidden from (1) making public assurances of profitability levels based on the historical performance of portfolio and market indexes; (2) modifying the basic features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (3) making promises as to future results of the portfolio; (4) contracting or granting loans on behalf of their clients, subject to certain exceptions set out in regulation; (5) providing guarantees or becoming a joint obligor in any other form with respect to the managed assets, except in certain circumstances set forth in the regulation; (6) neglecting, under any circumstances, the rights and intentions of the client; (7) trading securities from the portfolios they manage with the purpose of obtaining brokerage revenues or rebates for themselves or third parties; or (8) subject to certain exceptions set out in the regulation, acting as a counterparty, directly or indirectly, to clients.

In addition, our subsidiary Vinci Soluções de Investimentos Ltda. (former Vinci Gestão de Patrimônio Ltda.), performs wealth management activities. Wealth management activities, in Brazil, encompass services to investors with an individualized approach. While such services are subject to CVM regulation regarding portfolio management, ANBIMA has a set of additional rules applicable to entities that perform wealth management activities governing best practices in dealing with the owner of the managed assets and mitigation of agency risks.

The asset management industry is subject to further regulation, mainly from the CVM, but also from the CMN and other authorities. Specific regulations apply to the various types of funds we manage, according to the class of assets held, the qualification of the investment public target, and how shares are offered, among other things.

Internal Compliance Procedures

CVM Resolution No. 21also requires that asset management firms maintain internal compliance procedures.

Main Regulatory Entities

The main regulatory entity with authority to regulate our operations is the CVM. In addition, our asset management affiliates are associated with and subject to the self-regulatory rules issued by the ANBIMA and the ABVCAP.

We present below a summary of the main duties and powers of the CVM, ANBIMA and ABVCAP.

CVM

The CVM is a federal regulatory authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.

The main responsibilities of the CVM are the following:

•	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;

•	setting rules governing the operation of the securities market, including public offerings;

•	defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;

•	controlling and supervising the Brazilian securities market through, among others:

•	the approval, suspension and de-listing of publicly held companies;

•	the authorization of brokerage firms to operate in the securities market and public offering of securities;

•	the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;

•	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies; and

•	the imposition of penalties; and

•	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

ANBIMA and ABVCAP

ANBIMA and ABVCAP are private self-regulatory associations of asset managers and other entities, which, among other things, establish rules as well as codes of best practices for entities operating in the Brazilian capital market. ANBIMA and ABVCAP also establish punitive measures in case of noncompliance with its rules. ABVCAP’s self-regulatory authority is restricted to private equity investment funds (Fundos de Investimento em Participações—FIP).

Pursuant to ANBIMA’s by-laws, a change of control, change in the corporate name, and/or change in the organizational structure of a member shall be reported by that member to ANBIMA. ANBIMA may request that a member which had its control or organizational structure changed re-apply for association and the decision on readmissions is subject to ANBIMA’s ethical committee discretion and the completion of specific admission procedures.

Punitive Sanctions

Legal violations under Brazilian securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506 and CVM Rule No. 607 of June 18, 2019, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements that may be imposed by the CVM.

Among other matters, Law No. 13,506:

•	limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the improperly obtained economic gain or improperly avoided loss, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;

•	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to twenty years;

•	imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of thirty days in punitive fines;

•	prohibits offending institutions from participating in securities markets; and

•	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years;

Penalties may be aggregated, and are calculated based on the following factors:

•	gains obtained or attempted to be gained by the offender;

•	economic capability to comply;

•	severity of the offense;

•	actual losses;

•	any recurrence of the offense; and

•	the offender’s cooperativeness with the investigation.

Anti-Money Laundering Regulations

Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the AML Law, and Law No. 13,506 of November 13, 2017 (related to administrative procedures and enforcement conducted by the CVM and the Central Bank), play a major regulatory role in the oversight of banking and financial activities in Brazil. The AML Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash, or assets, acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The AML Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras) or COAF, which operates under the Ministry of Economy. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Article 11 of the AML Law provides that each business must comply with the rules enacted by regulators with authority over it. In the case of asset managers, the CVM is the main regulator and CVM Rule No. 617 of December 5, 2019, which focus on a risk-based approach and reinforcements of internal compliance, is CVM’s main regulation regarding anti-money laundering and combating the financing of terrorism, or AML/CFT for asset managers.

Pursuant to the AML Law, asset managers, among others, must comply as follows: (1) identify and maintain up-to-date records of their clients, for a period of at least five years, (2) keep up-to-date records of all transactions, for a period of at least five years, in foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) adopt anti-money laundering, or AML, internal control policies and procedures that are compatible with the size and operations of the company; (4) monitor whether any client and/or their ultimate beneficial owners are persons under sanction by the United Nations’ Security Council and hastily notified to the Ministry of Justice and Public Safety, COAF and the CVM in case any attempt to transfer funds to such a person is identified; (5) register and maintain up-to-date records with the appropriate regulatory agency (i.e., COAF and/or CVM); (6) comply with COAF’s requests and obligations; (7) pay special attention to any transaction or corporate reorganization of clients or ultimate beneficial owners of clients that, in light of the provisions set forth by competent authorities, may indicate suspicion of money laundering or financing of terrorism or where the ultimate beneficial owner cannot be ascertained; (8) report all suspicious transactions (pursuant to CVM Rule No. 617 mentioned below) to COAF within twenty-four hours, while abstaining from notifying their customers of such report; and (9) confirm to the applicable regulatory agency (i.e., COAF and/or CVM) that no transactions have occurred, in the case there are no transactions.

Specifically, CVM Rule No. 617, establishes, among other obligations, that persons who engage in the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or other securities must adopt rules, procedures, and internal controls in accordance with previously and expressly established procedures to confirm the registration information of its clients, keep such information updated and monitor the transactions carried out thereby. These rules aim at preventing the use of the account by third parties and identify the end beneficiaries of transactions. Business relations with politically exposed persons are also to be closely monitored.

Other guidelines and procedures provided for in CVM Rule No. 617 are listed below:

•	Risk-Based Approach. Through their internal rules, procedures and controls, the entities subject to CVM Rule No. 617 should define the scope of analysis in their registration procedures and AML and combating the financing of terrorism, or AML/CFT, in accordance with a group of considerations, such as: (i) scope of activities performed by the regulated entity; (ii) scale; (iii) complexity and diversity of transactions; (iv) client base; among other aspects that can assist in measuring the level of risk inherent to the different existing business models; (v) employees and services providers: the entities shall have policies for continually knowing them (KYE and KYP); and (vi) criteria for politically exposed person (PEP) investors. It is important to note that the risk-based approach comprises of two aspects: the level of risk assigned to clients and that assigned to the entity’s products and services.

•	Exchange of information between entities of the same conglomerate. Entities of the same conglomerate which are regulated by CVM should establish information exchange mechanisms in their AML/CFT policy to ensure greater synergy between different areas of internal controls.

•	Detailing duties of the officer responsible for AML/CFT and possibility of appointing a single officer for the conglomerate. CVM Rule No. 617 provides for a detailed description of the duties of the statutory officer responsible for AML/CFT in relation to the establishment of policies, procedures and internal controls of regulated entities, as well as the verification of their effectiveness. In addition, it allows the appointment of a single officer responsible for all entities of the conglomerate.

•	Regulation of the obligations arising from Law No. 13,810/2019. The new rule is in alignment with Law No. 13,810/2019, since it adheres to the sanctions imposed by the United Nations Security Council resolutions, as well as to the recommendations of the FATF.

•	Definition of steps for KYC procedures. Entities subject to CVM Rule No. 617 shall adopt KYC procedures which at least include the following four (4) steps: (i) client identification; (ii) onboarding; (iii) due diligence; and (iv) identification of beneficial owners.

•	Identification of Ultimate Beneficial Owner(s). CVM Rule No. 617 provides a definition of ultimate beneficial owner as a “natural person or persons who jointly own, control or have direct or indirect significant influence on a client on behalf of whom a transaction is being conducted or benefits therefrom” and determines that regulated entities adopt procedures to identify ultimate beneficial owners. The same requirement applies to persons who exercise significant influence on the client, thus understood as the situation in which a natural person, whether the controller or not, actually influences decisions or holds more than twenty-five percent (25%) of the share capital of legal entities or the net equity of investment funds and other entities. It is important to note that the rule provides certain exceptions to the obligation on ultimate beneficial owners, such as in the case of publicly listed companies, registered investment funds (provided that they are not exclusive and managed by a CVM-authorized manager) or certain foreign investors.

•	Alternative onboarding systems and simplified onboarding process for non-resident investors. The new rule allows the using of alternative onboarding systems, if they meet the applicable rules and regulations, ensuring the protection of client information, as well as the maintenance and traceability of this information. Furthermore, through Annex 11-B to CVM Rule No. 617, said rule maintains the simplified onboarding tool for NRIs. It is worth mentioning that the simplified onboarding process does not exempt the regulated entity from conducting KYC procedures. Nevertheless, in line with the risk-based approach, the new rule indicates a greater flexibility of deadlines for updating the onboarding information on clients of regulated entities.

•	Regulated entities that have no direct relationship with investors. CVM Rule No. 617 expressly states that entities lacking direct contact with investors must adopt AML/CFT procedures that are compatible with the activities performed; for the purposes of the risk-based approach, the AML/CFT policy and its respective rules, procedures and internal controls of the entities that have a direct relationship with clients can be applied. Also, said entities lacking direct contact with investors should maintain a process for exchanging information with the entities that have direct contact with their clients, apart from other obligations indicated therein.

Relationships with other Regulated Entities

The Regulated Entities perform a range of portfolio management services to the funds under our management, as described above. In order to provide such services, the Regulated Entities engage with local representatives and custodians to register and effect foreign investments in Brazil under CMN Instruction 4,373, or the 4,373 Representatives and Custodians. The 4,373 Representatives and Custodians are entities regulated by the CVM and the Central Bank, and are subject to the same AML/CFT rules described above, in addition to other rules on custody and representation applicable to non-resident investments in Brazil.

In addition, given that the Regulated Entities are only licensed to perform portfolio management services, we need to engage third-party fiduciary administrator to perform fiduciary administration services to the investment funds managed by the Regulated Entities.

Regulatory Matters in the United States

We are subject to the following laws, regulation and oversight in the United States.

 The Advisers Act

Our subsidiary Vinci Partners USA LLC is based in the United States and provides investment advice to the general partners and managers of Vinci Partners funds.

Vinci Partners USA LLC is registered under the U.S. Investment Advisers Act of 1940, as amended, or the Advisers Act, as an investment adviser with the SEC. Investment advisers registered with the SEC are subject to the requirements and regulations of the Advisers Act. Such requirements and regulations include, among other things, fiduciary duties to advisory clients, compliance program obligations, regulatory reporting requirements, disclosure obligations, advertising rules, mandated safeguards for protecting client funds and securities, limitations on agency cross and principal transactions between an adviser and its advisory clients, restrictions on advisory contract assignments, privacy protection regulations, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions.

Certain investment advisers affiliated with us whose principal places of business are outside of the United States qualify for an exemption from the Advisers Act’s registration requirements, but they file reports with the SEC as “exempt reporting advisers” pursuant to the terms of the registration exemption on which they rely. Provisions of the Advisers Act that apply only to registered investment advisers do not apply to exempt reporting advisers. However, exempt reporting advisers are subject to some of the requirements and regulations of the Advisers Act, including, among other things, fiduciary duties to advisory clients, recordkeeping and regulatory reporting requirements, disclosure obligations, limitations on agency cross and principal transactions between an adviser and its advisory clients, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions.

Supervision and Sanctions: Investment Advisers

Vinci Partners USA LLC, as a registered investment adviser, is subject to periodic inspections by the SEC. A regular or routine SEC inspection will typically involve, at a minimum, a careful review of the adviser’s books and records and may include interviewing employees. The SEC inspection staff may also conduct more frequent examinations focusing on a limited number of specific issues or conduct an examination “for cause.” In addition, the SEC is authorized under the Advisers Act to require exempt reporting advisers, including those affiliated with us, to maintain records and provide reports, and to examine these advisers’ records.

The SEC may bring civil actions against investment advisers, and seek damages or other relief, either in a U.S. district court or before an administrative law judge. Criminal actions under the Advisers Act are referred to the U.S. Department of Justice. The Advisers Act provides that persons who willfully violate the provisions and rules of the Advisers Act are subject to criminal penalties of up to five years in prison and/or significant monetary penalties. In general, Section 203(e)-(f) of the Advisers Act gives the SEC the authority to discipline an adviser if, among other things, the adviser or certain persons associated with the adviser engaged in certain prohibited acts, generally including securities fraud. The disciplinary actions, orders or sanctions the SEC may impose include significant monetary penalties, disgorgement of gain, cease-and-desist orders, censure, suspension, and revocation of the investment adviser’s registration. The SEC can also bar an individual from being associated with a registered investment adviser for a prescribed period or take other actions designed to prevent violations.

C.	Organizational Structure

Our Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on September 21, 2020. Prior to our IPO, all of the quotaholders of Vinci Partners Brazil, held, directly or indirectly, 8,730,000 quotas of Vinci Partners Brazil which are all of the quotas of Vinci Partners Brazil, our Brazilian principal holding company whose audited consolidated financial statements are included elsewhere in this annual report.

Prior to our IPO, all of the quotaholders of Vinci Partners Brazil have contributed the entirety of their quotas in Vinci Partners Brazil to us. In return for this contribution, we have issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Partners Brazil, in each case in a one-to-4.77 exchange for the quotas of Vinci Partners Brazil contributed to us, or the Contribution. Until the Contribution, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

As a result of our IPO, we have a total of 56,913,588 common shares issued and outstanding, 14,466,239 of these shares are Class B common shares beneficially owned by Gilberto Sayão da Silva, and 42,447,349 of these shares are Class A common shares beneficially owned by the other former quotaholders of Vinci Partners Brazil and the investors of our IPO. See “Item 7. Major Shareholders and Related Party Transactions— Major Shareholders.”

Our Corporate Structure

Our group is currently composed of 11 main companies, nine of which are incorporated in Brazil and two of which are incorporated in other countries. Our material operating subsidiaries are: Vinci Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Capital Gestora de Recursos Ltda., Vinci Assessoria Financeira Ltda., Vinci Soluções de Investimentos Ltda. (former Vinci Gestão de Patrimônio Ltda.), Vinci Real Estate Gestora de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda. and Vinci GGN Gestão de Recursos Ltda. The following chart shows our simplified corporate structure, after giving effect to our corporate reorganization, the Contribution and the IPO:

D.	Property, Plant and Equipment

Intellectual Property

We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of December 31, 2020, we owned 15 Brazil-issued patents or copyrights.

In Brazil, title to a trademark is only acquired once a valid registration is issued by the BPTO. The holder of a valid trademark registration has the right to its exclusive use throughout Brazil for an initial term of 10 years, renewable for additional and successive 10-year terms. During the registration process, the applicant requesting the trademark registration has only an expectation of the exclusive right to use the trademark to identify its products or services. We own a number of trademarks including “Vinci Partners,” and other valuable trademarks and designs covering various brands, products, programs and services, including “Vinci” and “Value from the Core.” We also own a number of domain names registered in Brazil, “vincishopping.com.br,” “vilg11.com.br,” “vincienergia.com.br,” “vincioffices.com.br,” “vincionline.com.br,” “vinciplataforma.com.br,” “vino11.com.br,” “visc11.com.br,” and abroad such as “vincipartners.com ,” “vifi11.com,” “vilg11.com,” “vincifii.com,” “vincilogistica.com,” “vincioffices.com,” “visc11.com,” “vincionline.com,” and “vino11.com,” which all are currently in use.

Properties

Our corporate headquarters are located in Rio de Janeiro and our principal executive offices, which include the majority of our product development, sales, marketing, and business operations, are located in Rio de Janeiro and São Paulo. Our principal executive offices consist of approximately 28,847 square feet of space in Rio de Janeiro and 11,948 square feet of space in São Paulo under a lease that expire on August 5, 2025 (for Rio de Janeiro) and on April 2, 2023 (for São Paulo). In October 2020, we amended the lease agreement for our principal executive offices in Rio de Janeiro to expand this space to occupy an additional floor in the office building. We also have offices in other locations, including in Recife in Brazil and in New York City in the United States, and believe our facilities are sufficient for our current needs.

As of December 31, 2020, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the city of Rio de Janeiro, Brazil. We believe that our facilities are suitable and adequate for our business as presently conducted; however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information,” “Summary Financial Information and “Item 3. Key Information—Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

A.	Operating Results

Overview

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 215 full time employees as of December 31, 2020 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments (which we also refer to alternatively as our strategies) include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies (those with annual gross revenue between R$100 million and R$600 million).

We have established a premier independent investment franchise with market leadership across each of our high value-added strategies that we believe provide us with strong competitive advantages. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with adoption of innovative technologies and increasing integration across our business segments, strongly positions us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investments market.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	For the Year Ended December 31,
	2020	2019
	(in R$ thousands, except as otherwise noted)
Gross revenue from services rendered	359,236	311,093
Net revenue from services rendered	339,892	296,717
Net Revenue from Fund Management and Advisory(1)	300,108	234,697
FRE(1)	181,904	124,501
FRE Margin (%)(1)	60.6%	53.0%
PRE(1)	33,743	58,929
Distributable Earnings(1)	161,998	135,200
Profit for the year	169,154	155,632
Net profit margin for the year (%)	49.8%	52.5%
Adjusted FRE(1)	151,430	98,136
Adjusted FRE Margin (%)(1)	50.5%	41.8%
Adjusted PRE(1)	26,587	43,350
Adjusted Distributable Earnings(1)	127,261	97,662
Adjusted Profit for the year(1)	131,524	113,688

(1)	Net Revenue from Fund Management and Advisory, FRE, FRE margin, PRE, Distributable Earnings, Adjusted FRE, Adjusted FRE Margin, Adjusted PRE, Adjusted Distributable Earnings, Adjusted Profit for the year and Adjusted Profit Margin for the year are non-GAAP financial measures that we present for the convenience of investors. See “Item 3. Key Information. A. Selected Financial Data—Non-GAAP Financial Measures” for a reconciliation of these measures to their nearest IFRS measure and “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures” for further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures.

	As of December 31,
	2020(1)	2019
	(in R$ billions)
Client Activity Metrics
AUM at period end	49.8	34.7
Average AUM (1)	43.0	27.7

(1) AUM as of December 2020 may include double counting related to funds from one segment that invest in funds from another segment. Double counting amounts are eliminated on consolidation.

Overview of Results of Operations

Our AUM increased from R$34.7 billion as of December 31, 2019 to R$47.5 billion as of December 31, 2020, a 36.93% increase. Considering double counting, due to funds from one segment investing in other segments, our AUM as of December 31, 2020 was R$ 49.8 billion.

Overall AUM growth was driven by:

•	net inflows of R$ 7.1 billion in the year, in particular from the investment products and solutions segment and public equities segment and R$ 2.1 billion of net capital subscription from our REITs and private equity fund;

•	appreciation of R$ 4.0 billion in the year, in particular from funds in the investment products and solutions segment, public equities segment and private equity segment.

The growth in AUM was partially offset by the dissociation with GAS Investimentos, which resulted in the redemption of approximately R$ 2.8 billion in nominal management fee AUM from the public equities strategy by former partners of GAS, that occurred in the fourth quarter of 2020.

Growth in our AUM is affected by several internal and external factors, including our fundraising efforts, returns on our own funds, macroeconomic factors and the investing environment. In respect of external factors that have impacted our AUM growth, in the last five years, the Brazilian basic interest rate, known as the SELIC rate, has fallen from a nominal 14.25% per year to as low as 2.0% until March 2021. This rapid and significant drop in the SELIC rate has created an environment beneficial to alternative asset management products as well as other non-fixed income products, accelerating the migration of retail and institutional investors in Brazil from fixed-income products to alternative investments, and also provides us with the opportunity to expand our applicable product range. For example, institutional investors, such as large pension funds, often have established performance targets for real returns of at least 5% in order to fulfill their actuarial targets, which become harder to meet with fixed income investments when real interest rates are below 2%. Given that more than 50% of the portfolios of pension funds remain invested in fixed income securities, we believe there is additional potential for migration to alternative investment products from such pension funds.

In addition, growth in our AUM and our results of operations could be impacted by the ongoing effects of the COVID-19 pandemic and Brazil has experienced a deepening of the crisis in the early part of 2021, due in part to the outbreak of more transmissible variants of the virus. Notwithstanding such potential adverse impacts, Vinci Partners expanded its operations during the pandemic and recorded an increase in AUM, total assets, net revenue, and profits and did not record any impairment in 2020 as result of COVID-19. Additionally, we completed our initial public offering on the Nasdaq Global Select Market in January 2021. However, there can be no assurance that we will continue to experience favorable results as the COVID-19 pandemic continues to evolve. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The COVID-19 pandemic and other actual or potential epidemics, pandemics, outbreaks, or other public health crises, may have an adverse impact on our investment portfolio and consequently our business and financial condition.”

Our net revenue is composed of (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory.

Net revenue from services rendered for the year ended December 31, 2020 amounted to R$339.9 million, an increase of R$43.2 million, or 14.55% from the year ended December 31, 2019. The increase in our net revenue was mainly driven by (1) an increase in management fees that followed the growth in our AUM, as mentioned above and, (2) an increase in advisory fees. This increase was partially offset by a decrease in performance fees.

FRE increased by R$57.4 million or 46.11%, from R$124.5 million for year ended December 31, 2019 to R$181.9 million for year ended December 31, 2020. The increase in FRE was mainly driven by (1) an increase in management fees from higher AUM and (2) increase in financial advisory fees, net from R$10.9 million for the year ended December 31, 2019 to R$28.8 million for the year ended December 31, 2020. FRE Margin for the year ended December 31, 2020 was 60.6%, an increase of 7.6 percentage points compared to FRE Margin of 53.0% for year ended December 31, 2019.

The difference between our growth rate of 46.11% in FRE and our growth rate of 36.93% in AUM reflects (1) the effect of the Vinci Capital Partners III Catch-Up that resulted in higher net revenue from services rendered in 2019 and for this reason a lower growth rate of net revenue from services rendered in the year ended December 31, 2020 (see “—Factors Affecting the Comparability of our Results of Operations—Vinci Capital Partners II Catch-Up”), and (2) a portion of net inflow to funds with higher management fees than the average.

Our Adjusted FRE for the year ended December 31, 2020 was R$151.4 million, an increase of R$53.3 million, or 54.31%, compared to the year ended December 31, 2019. Adjusted FRE Margin for the year ended December 31, 2020 was 50.5% which represents an increase of 8.7 percentage points compared to Adjusted FRE Margin of 41.8% for the year ended December 31, 2019.

PRE for the year ended December 31, 2020 decreased by R$25.2 million, or 42.74%, from R$58.9 million for the year ended December 31, 2019 to R$33.7 million for the year ended December 31, 2020, driven primarily by the decrease in performance fees related to our public equities segment due to higher market volatility following the COVID-19 outbreak.

Our Adjusted PRE decreased R$16.8 million from R$43.4 million for the year ended December 31, 2019 to R$26.6 million for the year ended December 31, 2020.

Distributable Earnings increased by R$26.8 million or 19.82%, from R$135.2 million for the year ended December 31, 2019 to R$162.0 million for the year ended December 31, 2020, as driven by the growth in net revenue from services rendered. Our Adjusted Distributable Earnings increased by R$29.6 million, or 30.31%, from R$97.7 million for the year ended December 31, 2019 to R$127.3 million for the year ended December 31, 2020.

Profit for the year increased by R$13.5 million or 8.7%, from R$155.6 million for year ended December 31, 2019 to R$169.1 million for year ended December 31, 2020.

We also present Adjusted Profit, which excludes from profit the amount of Dividends to Partners. Consequently, Adjusted Profit for the period increased by R$17.8 million to R$131.5 million for the year ended December 31, 2020. Adjusted Profit Margin for the period also increased by 0.38 percentage points to 38.7%. See “—Factors Affecting the Comparability of Our Results of Operations—Partner Dividends” regarding our historical practice for distributing dividends to our partners.

Significant Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance are driven by the following factors:

Returns on Investments

As an asset management firm, we rely on the return of our investment funds and a successful investment track record to influence investors to invest in our products, which directly impacts our fund flows and new fund raises. Moreover, our portfolio must be attractive to investors and potential investors when they are considering their range of available alternative investment opportunities.

We believe that the following factors have driven and are expected to continue to drive our future performance and ability to realize a favorable return on investments:

•	Our ability to obtain superior risk-adjusted returns in the long term to meet our clients’ objectives. We must provide differentiated investment strategies for our clients reflecting: (1) a long-term vision to preserve investor capital and provide optimal risk-adjusted returns; (2) an established investment decision-making framework in each of our strategies; (3) operational and cost optimization initiatives (mainly in in our private equity segment) to help businesses execute their growth strategies; (4) efficient capital allocation; and (5) product enhancement through innovation and outside the box solutions.

•	Maintenance of an experienced and qualified management team and success in recruiting and developing qualified staff to execute on our investment strategies with effective oversight from investment committees.

•	Optimization of our business platform with deep integration across functions, including front-office, sales, macroeconomic and proprietary research departments, support departments, products, partners, and specialists.

•	A robust framework and capability to deliver best practices in governance and culture across all of our strategies and portfolio companies and for all our stakeholders.

•	Access to a broad base of investors and limited partners, including, but not limited to, local and foreign institutional investors, government and sovereign wealth funds, high net worth individuals and retail investors, with a range of investment horizons, risk tolerances and return expectations.

•	Strong relationships with contacts across industries and the financial market that provide several channels to generate investment opportunities, including through M&A transactions, IPOs, new financing, and partnerships.

With consolidated investment processes across all of our strategies, we expect to continue to deliver innovative solutions and favorable performance over time to our investors, strengthening our track record as the preferred alternative asset management partner for their capital.

Ability to Deploy Capital and Source Investment Opportunities

Our ability to raise capital for new funds and generate revenue through our products relies on our capacity to allocate capital and source attractive opportunities across our investment strategies, which is impacted by several factors including:

•	The ability of our teams to bring together a wide-ranging network of personal and professional relationships across leading industry executives, business owners, corporate managers, financial and operational advisors and consultants and attorneys in order to facilitate these investment opportunities;

•	Our ability to source top-down and bottom-up approaches for both long-term and short-term investing strategies. For example, our private equity strategy follows a proactive, top-down/bottom-up approach, in which we combine identification of target industries and sectors with identification of companies that fit our hands-on, active investment strategy. This process results in a highly differentiated deal sourcing platform. In our public equities strategy, we focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls;

•	For our customized mandates, our ability to create tailor-made investment management services through our investment products and solutions strategy in order to meet our clients’ expectations regarding returns, investment terms, volatility and risk;

•	Our ability to launch innovative investment products in Brazil, such as Listed Infrastructure Mutual Funds (Fundos de Investimento em Participação de Infraestrutura) and Brazilian REITs (Fundo de Investimento Imobiliário), which has reinforced our brand in the listed funds market;

•	Our ability to maintain our broad network of collaborators to identify opportunities in different sectors and regions in Brazil as part of our long-term investment products;

•	Our ability to maintain strong relationships with market makers and advisory firms that can help generate opportunities and improve our product pipeline;

•	Our capacity to maintain a presence across various regions in Brazil where other investment firms do not usually devote meaningful attention, which we believe allows us to identify previously unnoticed investment opportunities with improved risk-return profiles, including, but not limited to middle-market opportunities (by which we mean opportunities with companies with annual gross revenue between R$100 million and R$600 million);

•	Our ability to maintain a strong reputation among investment management firms, as a preferred partner in structuring competitive processes, arranging credit financing, contributing as shareholders in publicly listed companies and acting as experienced financial advisors;

•	Our ability to cross-sell our products to our clients and use their connections to identify “off-market” opportunities (that is, investment opportunities that we identify internally and are not known by other investment firms); and

•	Our ability to maintain discipline within our investment mandates, with a robust approach to valuation, transaction and operation size, and holding period, as applicable to each of our investment strategies.

Even though the above-listed factors may vary depending on segment, our ability to deploy capital and seek investment opportunities has proven consistent. Our products have passed through international crises, national economic recessions, and political instability; even in the face of these challenges, we have been able to offer differentiated investment opportunities resulting in favorable returns for our investors. We expect to replicate this model, extending our successful track record into the future.

Growth of Our AUM

Our AUM equals the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds.

We generate most of our revenues from management fees and performance fees on funds managed across our investment strategies. Historical fund-raising activities have been impacted by both internal and external factors.

In respect of external factors that have impacted our AUM growth, in the last five years, the Brazilian basic interest rate has fallen from a nominal 14.25% per year to as low as 2.0% until March 2021. This rapid and significant drop in the SELIC rate has initiated a never-before-seen migration of capital flows to alternative investments now that returns on fixed-income products became less attractive. With a global economic recovery currently underway, commodity prices have increased significantly in the last few months, leading to a global increase in inflation, and in Brazil in particular. With current inflation at 6.1% (IPCA, March 2021, last 12 months), the 2.00% SELIC rate became more negative in real terms than the Central Bank had previously forecast. Therefore, on March 17, the Brazilian Central Bank increased the SELIC rate to 2.75%. Additional increases are expected in 2021, until the SELIC rate reaches levels similar those before the pandemic (i.e., around 4.5%). The market, however, priced-in a more aggressive adjustment with an expected final SELIC at 6.5%. While nominal rates have increased, real interest rates remain low and we still expect that flows into alternative assets will persist in the coming years, as the economic outlook continues to favor low real interest rates for the foreseeable future. The following chart shows the historical and expected evolution of the SELIC rate for the periods indicated:

Source: IBGE, Boletim Focus as of 03.26.2021 (Central Bank).

As far as internal factors impacting our AUM growth, an increased number of listing of private mutual funds in the public markets in Brazil has also driven AUM growth over the last three years. From a capital raising perspective, publicly listed mutual funds in Brazil operate as if they are companies. We have carried out several IPOs and follow-on offerings for our real estate funds and an IPO for an infrastructure fund. Our current listed funds provide investors with dividend distributions. We believe that we can expand our products and launch new strategies via listed funds. The environment of a low to negative SELIC rate in real terms is increasingly drawing retail investors to alternative asset classes; we also believe the share of investment from Brazilian institutional investors in listed funds, which is currently low, can increase significantly in the coming years, which should continue to support the potential growth in this asset class.

The AUM from our pension products has grown from approximately R$8.5 million in December 2015, to approximately R$1.5 billion as of December 31, 2020. With the approval of the Brazilian social security reform in 2020, we expect increased capital flows within this asset class in the coming years, as we believe that demand is growing for long-term investment products with tax incentives.

Our internal efforts to increase AUM include (1) raising new capital and (2) through capital gains. Our ability to raise new capital depends on historical and expected performance of our investment products, our ability to distribute returns to investors, and the ability of our client relations and capital raising teams to support fund management teams in maintaining strong relationships with current limited partners and building relationships with new limited partners.

We expect AUM growth trends to remain favorable in the short and medium terms, driven by the low to negative SELIC rate in real terms, enhancement of our products, historical returns from our funds, and the strengthening of our relationships with our current and new investors.

Ability to Negotiate Management Fee Rates and Fund Terms

The level of management fees and performance fees carried by our funds directly impacts our revenues. The main factors that impact our effective management fees and performance fees are:

•	Negotiations with investors. As our brand and investment strategies continue to mature, and performance of our products continues to reward clients with strong risk-adjusted returns, we expect that our ability to negotiate fees and fund terms with local and offshore investors will improve.

•	The level of fees we are able to charge in comparison to industry peers. Our local funds in Brazil generally present the same management and performance fees, terms, and conditions of similar industry peers, as applicable to each strategy.

•	The level of performance fees we are able to negotiate. To generate performance fees, returns must surpass each fund’s specified benchmark, which varies according to the respective strategy. We believe these hurdles are beneficial for both our limited partners and for Vinci Partners, as it supports strong alignment of interests.

•	Potential discounts on fees. In certain instances, we use third-party channels to distribute our products, such as placement agents, digital platforms, multifamily offices, and fund allocators, among others. We always negotiate discounts on fees on a case-by-case basis and expect that strengthening our brand will improve our bargaining power with these intermediaries. As we expand the number of our distribution channels and competition increases among distributors, we expect to be able to negotiate further decreases in third-party fees.

Management fees and performance fees do not apply to our financial advisory services business, where our business model is mainly based on the payment of success fees upon conclusion of M&A or IPO transactions for our clients.

Ability to Attract, Retain and Develop Talent

We believe that talented and experienced people have been and will continue to be critical for our success. Our ability to attract, retain, and develop qualified and committed employees has been supported by several factors including:

•	A well-designed selection process with five phases of interviews and tests on average, in which the candidate is exposed to its potential future managers, senior employees and partners. We believe that a structured recruitment program is important to select the most talented candidates, best aligned with our corporate culture.

•	A highly competitive selection process. In 2020, we received 3,653 resumes from candidates applying for a position with Vinci Partners. Of those candidates, our HR team selected and interviewed 324 candidates for 52 positions, which represents an average of 6 candidates interviewed per slot and 70 applications per slot.

•	A meritocratic environmental which motivates our junior associates and senior employees to develop their careers within our organization. As consequence, a significant number of our investment professionals currently serving in important decision-making roles have been internally sourced and trained.

•	A fair, meritocratic, and established process for selecting new members of our partnership.

•	Competitive annual bonuses (equivalent to 74% of total compensation for non-partner employees, on average) that reflect on our employees’ contribution to our results in the relevant year. We provide comprehensive feedback annually as part of the determination of each employee’s variable compensation.

•	Our annual total compensation is above market average among Brazilian financial institutions and asset management firms for key employees and top performers. For entry-level employees, we believe that our value proposition is very attractive (based on the number of applications we receive for our limited number of positions available). As such, we are not competing for new employees based on salary, which keeps our overall compensation for entry-level positions at market rates.

•	We carry out annual modular training through our senior specialist employees in an effort to develop our back-office collaborators and motivate them to assume front-office roles. We have named this project “Vinci University”.

We will implement a Long-Term Incentive Plan for eligible employees. We expect that this will further enhance our ability to retain talent and promote our meritocratic culture.

Going forward, we believe that as our brand continues to strengthen and as we continue to deliver on our track record of strong risk-adjusted returns, we will continue to attract and retain qualified talent across all of our strategies. We also expect to create new incentive policies and develop opportunities to preserve our culture and retain talent within our organization.

Growth through Commercial Initiatives

We have been investing in all of our commercial divisions with internal teams specifically focused in: (1) institutional investors in Brazil; (2) institutional investors outside Brazil; (3) high net worth individuals; and (4) distribution through open-end platforms of large banks, digital platforms, independent financial advisors, or IFAs, and multifamily offices. We believe that having a sector-specific team for each type of investor improves our relationships and produces more tailored solutions.

Our commercial officers are defined as “relationship owners.” They are close to clients, know and understand their needs, and provide them with access to our entire product portfolio, bringing clients the best our platform has to offer.

In recent years, we have increased our footprint on digital platforms. We are currently present on 25 digital platforms that distribute our products to retail investors. We view digital channels as a significant opportunity for growth, due to the migration of retail investors from fixed-income assets to alternative products. Retail investors utilize mainly digital platforms to access alternative products, such as public equities, real estate, infrastructure, credit, hedge funds, and open-end pension products.

We have been strengthening our relationship with IFAs, including through (1) the commitment of our portfolio managers, whose products are available on platforms, to participate in visits to IFA offices; (2) ramping up our scheduled visits to the offices of some of the main IFAs; (3) investing in events aimed at this audience by, for example, holding Vinci Days in São Paulo and Rio de Janeiro; and (4) strengthening our presence at IFA events.

Implementation of Our Marketing Strategy

Our marketing strategy reinforces recognition of and confidence associated with our brand. We will continue to build and maintain brand awareness, while generating demand for our products and services through a variety of marketing campaigns.

We have improved our marketing efforts to increase fundraising throughout our commercial areas. Our main initiatives include: (1) monthly podcasts; (2) mail marketing; (3) online interviews between our portfolio managers and social media investment influencers; and (4) recurring posts about our products and investments on our social media pages.

We believe that strengthening our brand awareness by educating clients about our history and creating awareness of our strong returns can increase the success of our fundraising efforts and consequently our AUM.

Given the nature of our business model, our investments in marketing and advertising campaigns do not result in returns in the same period in which they are made but rather over subsequent periods.

Our Ability to Compete Effectively

While we have a differentiated business model and a broad range of alternative investment products and services in Brazil, we compete with other investment managers in each specific strategy to attract new clients, increase returns on clients’ investments, win mandates in financial advisory transactions and introduce innovative financial products. Our ability to compete is influenced by key factors such as:

•	the historical performance of our products and asset classes;

•	our ability to improve our platform and launch new products and services;

•	the ability to deliver competitive returns to investors;

•	the transaction costs we incur in providing our services;

•	our ability to hire and retain talent; and

•	our ability to maintain the security of our platform and solutions.

See “Item 4. Information on the Company—B. Business Overview—Competition” for more detail on our competitors.

Foreign Exchange Rates

We manage funds that charge management and performance fees in U.S. dollars. Some of these funds are also invested in U.S. dollar assets through our investment products and solutions segment; however, most of the capital raised by these funds is invested in Brazil through our private equity funds.

In these funds, although return hurdles and fees are in U.S. dollars, the capital is invested in companies that generate most of their cash flow in Brazilian reais, which presents a structural currency mismatch. This mismatch could affect our ability to generate carry in our U.S. dollar-based funds, given that extremely volatile exchange rate fluctuations can impair fund returns in U.S. dollars. Our private equity team has designed strategies to mitigate our exposure to the exchange rate risk associated with this structure.

As of December 31, 2020, approximately R$10.7  billion of our AUM, or 24.41%, was related to funds that are raised in U.S. dollars but invested in Brazilian reais.

Taxes and Potential Changes in Tax Laws and Interpretations

We conduct our business, including transactions within the group, in accordance with our interpretation and understanding of applicable tax laws and treaties or other regulations, and the requirements of the tax authorities in applicable jurisdictions. There can be no assurance that our interpretation of applicable laws, regulations, case laws or practices have been, or will continue to be correct, or that such laws, regulations, case laws or practices will not be amended, possibly with retroactive effect. Potential amendments of applicable tax laws and treaties or other regulations, and the requirements of relevant tax authorities may impact our profits and cash flows.

Brazilian Macroeconomic Environment

Our business is impacted by overall market activity and, in particular, market flows, trading prices and trading volume. While our business is impacted by the overall activity of the market and certain market volatility, this impact is mitigated by (1) the fact that our long-term funds (which comprise 50.06% of our AUM as of December 31, 2020) are close-ended funds with lock-up periods of up to 15 years or even perpetual in the case of our listed real estate products and quasi-perpetual in the case of our infrastructure products, (2) most of our customers are qualified investors (as defined under CVM rules), institutional clients or investors outside of Brazil that allocate a portion of their capital in emerging markets.

Most of the assets we manage are allocated in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the assets to which we are exposed. Factors such as the availability of credit, disposable income, employment rates and GDP growth in Brazil can directly and indirectly impact the performance of our funds and our results of operations. Our results of operations are also affected by levels of interest rates, the expansion or contraction of the capital markets, trading volumes and market inflows in Brazil, each of which impacts the number and overall volume of capital markets transactions and available overall liquidity. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
	(in percentages, except as otherwise indicated)
Real growth (contraction) in GDP(1)	(4.1)	1.4	1.8
Inflation (IGP-M)(2)	23.1	7.3	7.5
Inflation (IPCA)(3)	4.5	4.3	3.8
Long-term interest rates—TJLP/TLP (average)(4)	4.9	6.2	6.7
CDI interest rate (average)(5)	2.9	5.9	6.4
Period-end exchange rate / R$ per US$1.00	5.20	4.03	3.87
Average exchange rate / R$ per US$1.00(6)	5.16	3.95	3.65
Appreciation (depreciation) of the real vs. US$ in the period(7)	(22.5)	(4.0)	(16.9)

Sources: FGV, IBGE, IPEA, Central Bank, BNDES and Bloomberg.

(1)	Average of the last four quarters compared to the previous four quarters. Most recent GDP data available as of December 30, 2020.

(2)	Inflation (IGP-M) is the general market price index measured by the FGV.

(3)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(4)	TJLP/TLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(5)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).

(6)	Average of the exchange rate on each business day of the year.

(7)	Comparing the U.S. dollar closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

Inflation has a direct effect on our contracts with certain suppliers, such as telecommunications operators, whose costs are indexed to the IPCA, and data processors, whose labor costs are adjusted according to inflation. While inflation may cause our suppliers to increase their prices, we are generally able to offset this effect as higher inflation typically results in higher interest rates, increasing our spreads on certain transactions.

Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of the net interest margins we earn on financial investments we allocate customer funds to on an overnight basis, compounding our AUM base as well as the potential mix of products clients are willing to invest in.

Vinci DTVM

Until 2016, the CVM required that an asset management firm must engage third parties to distribute its investment products, as distribution by asset management firms was forbidden. Consequently, we engaged a segregated entity named Vinci DTVM Ltda. authorized by BACEN and the CVM to distribute our products to selected investors. In 2016, CVM Rule No. 558/2015 came into effect and asset management firms were authorized to distribute securities issued by the investment funds the portfolio of which is managed by them. After this rule, we reorganized our operations to be in accordance with the requirements set forth in the regulation to distribute our products directly to the investors and no longer engage Vinci DTVM Ltda. as an intermediary. As part of our transition away from using Vinci DTVM Ltda. to distribute our products, we hired personnel away from Vinci DTVM Ltda. dedicated to the sale and distribution of products, as well certain support areas, primarily in July 2018 and April 2019.

Factors Affecting the Comparability of our Results of Operations

Vinci Capital Partners III Catch-Up

The final round of capital raising for the Vinci Capital Partners III fund (the newest fund managed by us within our private equity segment) was closed on April 30, 2019, for a total capital commitment of R$4.0 billion (measured using the exchange rate reported by the Central Bank on April 30, 2019, of R$3.9453 per US$1.00). The amount of capital raised in the final round of funding was R$1.3 billion (measured using the exchange rate reported by the Central Bank on April 30, 2019, of R$3.9453 per US$1.00), representing 33% of the total capital commitment for the fund. We closed a number of funding rounds after the initial closing in 2017 through the final closing on April 30, 2019, and investors who subscribed capital after the initial closing were required to pay a one-time fund management fee equivalent to the amount that each limited partner would have paid if such limited partner had been invested in the fund since the initial round of funding, which one-time fund management fee payments we refer to as the Vinci Capital Partners III Catch-Up. Payment of the Vinci Capital Partners III Catch-Up generated an increase on gross revenue from services rendered of R$26.7 million (or net revenue from services rendered of R$25.9 million) in 2019 of which R$19.1 million was fund management fees from investors related to the 2018 period (equivalent to R$18.5 million of net revenue from services rendered). Because of the magnitude of the Vinci Capital Partners III Catch-Up, which was fully recognized in 2019, our results of operations for the year ended December 31, 2019, reflect a significantly higher net revenue from services rendered in our private equity segment in comparison with our results of operations for the year ended December 31, 2018 and 2020, respectively. In the discussion of our results of operations for 2019 and 2018 under “—Results of Operations of Vinci Partners Brazil,” we present the impact of the Vinci Capital Partners III Catch-Up in our 2019 results of operations.

Partner Dividends

In accordance with the by-laws of Vinci Partners Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Partners Brazil. On an annual basis the partners determine the amount of dividends to be paid to each quotaholder. This practice is consistent with similar companies in our industry in Brazil that are limited liability companies.

In future periods, the whole compensation of our partners will be considered as personnel expenses and profit sharing. This change will potentially increase our personnel expenses in future periods. As a result, our results of operations in future periods will not be comparable to the results of operations reported in this annual report.

Description of Management Fees

Generally, we charge management fees as a flat percentage of the AUM of the respective fund. However, for the listed real estate funds that we manage, the percentage charged as a management fees may be reduced due to increases in the amount of AUM of the respective fund.

For our flagship Vinci Capital Partners, or VCP funds, during the investment periods of such funds, management fees are charged against committed capital for both U.S. dollar-denominated and real-denominated funds. Once the investment period ends, the U.S. dollar-denominated funds charge management fees against invested capital, while the real-denominated funds charge management fees against net asset value. This distinction between U.S. dollar-denominated funds and real-denominated funds applies only to management fees. Performance fees are calculated on the basis as described.

Description of Performance Fees

Brazilian regulations applicable to us and the performance fees that we can charge, set forth certain requirements for the performance fee structures of funds managed by us, as described below.

•	Performance fees must be tied to a verifiable index as a benchmark, published by an independent source, and compatible with the investment policy of the relevant fund.

•	Performance fees may not be payable in respect of a percentage of the index inferior to 100.0%.

•	Other than for private asset funds, performance fees cannot be charged for a period of less than six months, such that performance is measured every six months in accordance with the by-laws of the respective fund, and performance fees are charged based on the accrued performance in such six-month period, after which the measurement window is reset.

•	The performance fees shall be calculated based on net asset value, and may consider any distribution for shareholders in the calculation.

•	At the date of calculation of the performance fee, we compare the net asset value per quota against either (1) the net asset value per quota as of the date that the performance fee was last charged or (2) the net asset value as of the fund inception date; in either cases the net asset value per quota must always be updated by the corresponding benchmark.

•	In accordance with applicable Brazilian laws and regulations, the general rule is that if the net asset value per quota at the time of the performance fee calculation is lower than the net asset value at the time when the last performance fee was charged or at the subscription date, no performance fee can be charged. However, for foreign, qualified and professional investors (as classified under CVM rules), performance fees may still be charged if the fund outcome for the relevant period was higher than the corresponding benchmark.

As a multi-asset-class asset management firm, we manage a number of funds with different performance fee structures that can be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees every six months based on the performance of the fund above the relevant benchmark. For hedge funds and credit funds, performance fees are generally benchmarked to the Certificado de Depósito Interbancário, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, plus a fixed real interest rate or a market index such as Índice de Mercado Anbima Subíndice B, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our “long only” and “long-biased” strategies, our performance fees are tied to the IBOVESPA index, for the dividend strategies, performance fees are tied to the IDIV index, and for our small cap funds we use the SMLL index (Índice Small Cap) published by the B3.

Both Brazilian funds (those denominated in real) and foreign funds (those denominated in U.S. dollars) pay performance fees to Vinci Partners. The waterfall and catch up mechanisms are similar, except that: (1) U.S. dollar-denominated funds have a preferred return of 8% and pay performance against nominal capital contributions; and (2) real-denominated funds have a preferred return of IPCA plus 8%, and pay performance against real capital contributions (capital contributions are adjusted by IPCA).

For the closed-ended funds focused on income such as real estate funds, we charge a performance fee every six months over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

Description of Principal Line Items

Net revenue from services rendered

Net revenue from services rendered is composed of: (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory, in each case net of taxes and contributions comprised of COFINS, PIS and ISS. See note 15 to our audited consolidated financial statements for more details.

Personnel expenses and profit sharing

Personnel expenses and profit sharing is composed of the total compensation (including salary and profit sharing) paid to our employees and partners.

Other general and administrative expenses

Other general and administrative expenses is made up of third-party expenses, depreciation and amortization, travel and representations, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables. See note 16 to our audited consolidated financial statements.

Investment income

Investment income is income from proprietary investments made by us in our own investment products. See note 17 to our audited consolidated financial statements.

Other financial income

Other financial income is income generated through the investments made with our cash and cash equivalents. See note 17 to our audited consolidated financial statements.

Finance costs

Finance costs include lease agreements, bank fees, investment losses, tax fines, interest on taxes and expense from foreign currency fluctuations. See note 17 to our audited consolidated financial statements.

Income taxes

Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. See 18 to our audited consolidated financial statements.

Segment Reporting

We report on our operations according to the following segments: (1) private equity, (2) public equities, (3) investment products and solutions, (4) infrastructure, (5) real estate, (6) credit, (7) hedge funds and (8) financial advisory services. Each of our segments are independently managed and each has its own qualified team. We report revenue for services provided, general and administrative expenses and operating profit in each of these segments. We do not present balance sheet information segregated by segment since we do not use such information to evaluate our business.

Private equity

The strategy for our private equity segment has a sector agnostic approach focused on growth equity investments in Brazil. Opportunistically we also analyze turnaround and greenfield investments. The private equity segment’s main strategic focus is to promote revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. We also take into account non-measurable aspects, such as alignment of the potential investment with ESG goals.

Public equities

Our public equities segment is divided into two strategies: (1) long-only; and (2) dividends. Our long-only strategy is focused on active management and long-term horizon. The strategy concentrates the main ideas originated by our research team, aiming at creating a diversified and consistent portfolio with an investment horizon of three to five years. In turn, our dividends strategy is aimed at stable business models, high cash-flow generation, protected against inflation and with low leverage.

Investment products and solutions

Our investment products and solutions segment is focused on structured solutions. In the execution of its strategies, we consider several measures such as (1) risk profile assessment; (2) preparation of investment policies; and (3) product selection, among others. Our investment products and solutions segment aims at a sophisticated investment strategy combined with relevant alpha generation.

Infrastructure

Our infrastructure segment has exposure to fixed assets, through equity and debt, in several sectors, including, but not limited to, electric energy generation, transportation and logistics.

Real estate

Our real estate strategy is primarily focused on publicly listed real estate funds (REITs). Our investment team is divided into four sub-strategies as follows: (1) shopping malls, (2) properties to support logistics, (3) fund of funds and financial instruments related to real estate assets; and (4) offices.

Credit

Our credit segment is focused on tailor-made credit solutions designed to meet financing needs of both established and growing businesses, while generating interesting credit opportunities for our investors. Our credit investment approach is divided into three specific sub-strategies as follows: (1) long-term opportunities in credit and infrastructure investments, while offering our clients investment alternatives with attractive risk-adjusted returns and not typically available in the market; (2) structured credit, which comprises a credit platform developed in-house for working capital needs; (3) tradable credit, which is focused on high-grade corporate bonds and debt-related securities.

Hedge funds

We have a pioneering approach in the Brazilian hedge fund industry. We have a multi-manager strategy, which comprises several portfolio managers each with its own independent strategy. Our portfolio managers’ strategies include equity, foreign currency trade, financial instruments, sovereign debt investments, among others. We also have a strong risk-monitoring practice to return superior Sharpe ratio and alpha to our investors.

Financial advisory services

Our financial advisory services are focused on providing high value-added financial and strategic advisory services to entrepreneurs, corporate management teams and/or boards of directors, focusing primarily on IPO advisory and M&A transactions, either on the sell side or the buy side.

Evolution of our AUM by Segment and Total AUM

The following table shows the evolution of our AUM by segment and total AUM for the periods presented. The sum of AUM by segment for each period does not equal our total AUM for each period due to certain eliminations of double counting in our AUM calculation. Our AUM includes amounts that we have co-invested alongside our clients, though such amounts are not meaningful as a share of our total AUM.

	Evolution in AUM and AUM by Segment(1)
	Private Equity (2)(3)	Public Equities	Investment products and solutions	Infra- structure	Real estate	Credit	Hedge funds	Total AUM(1)
	(in millions of R$)
As of January 1, 2018	7,179	3,782	7,786	1,483	1,030	980	1,115	23,354
(+/-) Capital Subscription / (capital return)	(368)	—	—	(143)	—	397	—	(115)
(+/-) Net Inflow / (outflow)	—	(146)	(521)	(52)	626	22	188	117
(+/-) Appreciation / (depreciation)	1,127	495	294	95	35	111	(15)	2,143
As of December 31, 2018 / January 1, 2019	7,937	4,131	7,559	1,383	1,691	1,510	1,287	25,498
(+/-) Capital Subscription / (capital return)	966	—	—	(320)	(119)	503	—	1,029
(+/-) Net Inflow / (outflow)	—	2,428	2,533	420	1,296	50	202	6,929
(+/-) Appreciation / (depreciation)	196	2,071	123	20	480	130	152	3,171
As of December 31, 2019 / January 1, 2020	9,099	8,630	10,215	1,503	3,347	2,193	1,641	36,627
(+/-) Capital Subscription / (capital return)	571	—	6	(53)	1,503	99	—	2,126
(+/-) Net Inflow / (outflow)	—	1,471	4,918	—	—	(101)	763	7,051
(+/-) Appreciation / (depreciation)	1,079	1,678	1,291	83	(380)	172	115	4,038
As of December 30, 2020	10,749	11,779	16,430	1,533	4,470	2,363	2,519	49,843
Fee Earning AUM as of December 31, 2018 / January 1, 2019	6,510	4,114	6,728	1,243	1,691	1,510	1,287	23,084
% of total corresponding AUM—%	82.0%	99.6%	89.0%	89.9%	100.0%	100.0%	100.0%	90.5%
(+/-) Capital Subscription / (capital return)	953	—	—	(276)	(119)	503	—	1,061
(+/-) Net Inflow / (outflow)	—	2,343	2,416	420	1,296	50	147	6,673
(+/-) Appreciation / (depreciation)	63	2,073	928	59	480	130	150	3,882
Fee Earning AUM as of December 31, 2019 / January 1, 2020	7,527	8,531	10,072	1,446	3,347	2,193	1,584	34,699
% of total corresponding AUM—%	82.7%	98.9%	98.6%	96.2%	100.0%	100.0%	96.5%	94.7%
(+/-) Capital Subscription / (capital return)	571	—	6	(53)	1,502	99	—	2,125
(+/-) Net Inflow / (outflow)	—	1,508	4,916	—	—	(102)	760	7,082
(+/-) Appreciation / (depreciation)	823	1,661	1,273	56	(379)	173	114	3,721
Fee Earning AUM as of December 31, 2020	8,921	11,700	16,267	1,449	4,470	2,363	2,458	47,628
% of total corresponding AUM—%	82.9%	99.3%	99.0%	94.5%	100.0%	100.0%	97.6%	95.6%

(1)	The AUM for each segment may include double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

(2)	For Brazilian investors in our VCP private equity strategy, the management fee is calculated over net asset value after the investment period.

(3)	Includes the amounts related to an arrangement with a limited partner to co-invest, at such limited partner’s discretion, in investments in which the Vinci Capital Partners III fund invests, though such amounts have not yet been committed to any funds managed by us. The following amounts were considered in this context: (a) R$827 million (as of January 1, 2018), (b) R$835 million (as of December 31, 2018 / January 1, 2019), (c) R$871 million (as of December 31, 2019 / January 1, 2020) and (d) R$ 1.14 billion (as of December 31, 2020), considering the applicable U.S. dollar to real exchange rates as of the relevant date.

The following table shows the evolution in our employees working full time in respect of each of our segments for the periods presented.

	Evolution in Full Time Employees by Segment
Number of Full Time Employees, or FTE	Private Equity	Public Equities	Investment Products and Solutions	Infra- structure	Real Estate	Credit	Hedge Funds	Financial Advisory Services
FTEs as of January 1, 2018	15	14	9	6	6	5	6	5
(+/-) Hires / (dismissals)	(2)	(2)	1	(1)	2	—	2	1
FTEs as of December 31, 2018 / January 1, 2019	13	12	10	5	8	5	8	6
(+/-) Hires / (dismissals)	3	(1)	(1)	—	2	1	(2)	—
FTEs as of December 31, 2019 / January 1, 2020	16	11	9	5	10	6	6	6
(+/-) Hires / (dismissals)	4	0	4	1	3	2	1	1
FTEs as of December 31, 2020	20	11	13	6	13	8	7	7

Results of Operations of Vinci Partners Brazil

Year Ended December 31, 2020, compared to the Year Ended December 31, 2019

	For the Year Ended December 31,
	2020	2019	Variation (%)
	(R$ thousands, except for percentages)
Gross revenue from services rendered	359,236	311,093	15.5%
Net revenue from services rendered	339,892	296,717	14.6%
General and administrative expenses	(124,245)	(113,287)	9.7%
Operating profit	215,647	183,430	17.6%
Investment income	9,066	20,244	-55.2%
Other financial income	984	917	7.3%
Finance costs	(13,097)	(12,476)	5.0%
Profit before income taxes	212,600	192,115	10.7%
Income taxes	(43,446)	(36,483)	19.1%
Profit for the year	169,154	155,632	8.7%
Net profit margin (%)	49.8%	52.5%	-2.7%

Net revenue from services rendered

Net revenue from services rendered for the year ended December 31, 2020 totaled R$339.9 million, a 14.6% increase from R$296.7 million for the year ended December 31, 2019. This R$43.2 million increase was primarily attributable to:

(1)	a R$47.5 million, or 21.2%, of increase in net fund management fees, due primarily to:

(a)	a R$14.6 million, or 40.6% increase in net revenue from the management fees related to the public equities segment driven by AUM growth attributable to both net inflows and market appreciation;

(b)	a R$21.3 million, or 86.1% increase in net revenue from the management fees related to the investment and products solutions segment, due primarily to AUM net inflows of R$4.92 billion; and

(c)	a R$10.6 million, or 57.8% increase in net revenue from the management fees related to the real estate segment, due primarily to AUM net inflows of R$1.5 billion into our funds focused on retail, logistics and offices strategies; and

(d)	which increases were partly offset by a decrease of R$12.2 million in our private equity segment as consequence of the effect of Vinci Capital Partners III Catch-Up recorded in the year ended December 31, 2019 (see “—Factors Affecting the Comparability of our Results of Operations—Vinci Capital Partners III Catch-Up”);

(2)	a R$18.0 million, or 164.9% increase in advisory fees; and

(3)	a R$22.2 million decrease in net performance fees, primarily due to:

(a)	a R$27.4 million decrease in performance fees in our public equities, infrastructure, investment products and solutions and private equity segments; and

(b)	partially offset by a R$ 5.2 million increase in performance fees driven by the hedge funds, real estate and credit segments.

General and administrative expenses

The following table sets forth our general and administrative expenses for the year ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019	Variation (%)
	(R$ thousands, except for percentages)
Income Statement Data
Personnel and profit sharing (bonus)	(74,373)	(62,536)	18.9
Third-party expense	(24,651)	(19,497)	26.4
Right of use depreciation	(8,586)	(10,521)	(18.4)
Depreciation and amortization	(4,642)	(5,998)	(22.6)
Travel and representations	(933)	(3,589)	(74.0)
Other operating expenses	(11,060)	(11,146)	(0.8)
Total general and administrative expenses	(124,245)	(113,287)	9.7

General and administrative expenses totaled R$124.2 million for the year ended December 31, 2020, a R$11.0 million, or 9.7% increase from R$113.3 million for the year ended December 31, 2019, primarily attributable to:

(1)	a R$11.84 million, or 18.9%, increase in personnel and profit sharing expenses mainly related to an R$8.41 million increase in profit sharing tied to the growth in our results of operations during the period; and a R$3.43 million increase in personnel expenses in connection with growth in our head count; and

(2)	a R$ 5.2 million, or 26.4%, increase in third party expenses mainly related to (a) a R$ 2.1 million legal and other services expenses related to funds managed by Vinci Partners during the last quarter of 2020; and (b) a R$ 1.4 million in marketing initiatives to increase fundraising throughout our commercial areas; and

(3)	offset by: (a) a decrease of R$1.93 million in right of use depreciation caused by a one off expense that occurred in 2019 related to the relocation of our office in New York City partially offset by the growth in our Rio de Janeiro and São Paulo offices in 2020, (b) a decrease of R$2.66 million in travel and representation expenses as the COVID-19 pandemic forced the use of virtual meetings and events, and also other business solutions instead of in-person meetings and events and (c) a decrease of R$1.36 million in depreciation and amortization.

Operating profit

As a result of the foregoing, operating profit totaled R$215.6 million for the year ended December 31, 2020, an increase of R$32.2million, or 17.6% from R$183.4 million for the year ended December 31, 2019.

Finance profit (loss), net

Finance profit (loss), net recorded a loss of R$ 3.0 million for the year ended December 31, 2020, a decrease of R$ 11.9 million, or 134.4% from profit of R$8.9 million for the year ended December 31, 2019, driven primarily by a decrease in investment income in private equity funds of R$10.4 million to R$6.4 million in 2020 compared to investment income of R$16.8 million in 2019.

Income taxes

Income tax expense totaled R$43.5 million for the year ended December 31, 2020, an increase of R$7.0 million, or 19.1% from R$36.5 million for the year ended December 31, 2019. This increase was primarily attributable to an increase in taxable income for the period.

Profit for the year

As a result of the foregoing, profit totaled R$169.1 million for the year ended December 31, 2020, an increase of R$13.5 million, or 8.69%, from R$155.6 million on the same period of the last year.

Results of Operations by Segment for the Year Ended December 31, 2020, compared to the Year Ended December 31, 2019

2020	Private Equity	Public Equities	Investment Products & Solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
Gross Revenue from services rendered	108,345	58,937	62,968	30,193	32,999	17,815	17,641	30,338	—	359,236
Fund Advisory fee	—	—	135	—	1,096	—	—	30,338	—	31,569
Fund Management fee	108,690	53,212	48,489	17,268	30,561	16,054	11,524	—	—	285,798
Fund Performance fee	(344)	5,725	14,344	12,925	1,341	1,761	6,117	—	—	41,869
Taxes	(5,149)	(2,847)	(3,040)	(1,838)	(1,878)	(994)	(974)	(2,624)	—	(19,344)
Net revenue from services rendered	103,197	56,090	59,928	28,355	31,120	16,821	16,667	27,714	—	339,892
Fund Advisory fee	—	—	124	—	1,004	—	—	27,714	—	28,842
Fund Management fee	103,521	50,553	46,134	16,159	28,850	15,158	10,891	—	—	271,266
Fund Performance fee	(324)	5,537	13,670	12,196	1,266	1,663	5,776	—	—	39,784
General and administrative expenses	(9,668)	(6,288)	(10,789)	(5,472)	(4,879)	(2,584)	(3,021)	(3,012)	(78,532)	(124,245)
Operating profit	93,529	49,802	49,139	22,883	26,241	14,237	13,646	24,702	(78,532)	215,647

2019	Private Equity	Public Equities	Investment Products & Solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
Gross Revenue from services rendered	119,615	69,452	43,315	25,645	21,757	13,780	9,639	7,890	—	311,093
Fund Advisory fee	—	—	1,736	—	2,313	—	—	7,890	—	11,939
Fund Management fee	119,271	37,736	26,687	11,025	19,297	12,962	6,847	—	—	233,826
Fund Performance fee	344	31,716	14,892	14,620	146	818	2,791	—	—	65,328
Taxes	(3,590)	(3,452)	(2,660)	(1,447)	(1,225)	(776)	(542)	(682)	—	(14,376)
Net revenue from services rendered	116,025	66,000	40,655	24,198	20,531	13,004	9,097	7,207	—	296,717
Fund Advisory fee	—	—	1,569	—	2,113	—	—	7,207	—	10,889
Fund Management fee	115,700	35,955	24,785	10,404	18,280	12,229	6,454	—	—	223,808
Fund Performance fee	325	30,045	14,301	13,794	138	775	2,643	—	—	62,020
General and administrative expenses	(9,416)	(7,163)	(8,467)	(6,041)	(4,088)	(1,939)	(2,970)	(2,727)	(70,478)	(113,287)
Operating profit	106,609	58,838	32,188	18,156	16,443	11,065	6,127	4,481	(70,478)	183,430

Private equity

Net revenue from services rendered

Net revenue from services rendered in our private equity segment for the year ended December 31, 2020 was R$103.2 million, a decrease of R$12.8 million, or 11.1%, from R$116.0 million for the year ended December 31,

2019, driven primarily by (1) in 2019, the fund Vinci Capital Partners III recorded catch-up payments in the amount of R$25.9 million and no such catch-up payments occurred in the year ended December 31, 2020 (see “—Factors Affecting the Comparability of our Results of Operations—Vinci Capital Partners III Catch-Up”), and (b) divestment of the Vinci Capital Partners II Fund during the second half of 2019, reducing the total AUM base for calculation of management fees for the year ended December 31, 2020, which factors were offset in part by the positive impact of foreign exchange rate fluctuations on revenue in the year ended December 31, 2020.

General and administrative expenses

General and administrative expenses in our private equity segment for the year ended December 31, 2020 were R$9.7 million, an increase of 2.7%, from R$9.4 million for the year ended December 31, 2019 primarily driven by the increase of R$0.9 million in third-party services expenses related to strategic and legal consulting fees that were partially offset by the decrease of R$0.8 million in travel expenses in connection with the COVID-19 pandemic.

Operating profit

As a result of the foregoing, operating profit in our private equity segment for the year ended December 31, 2020 was R$93.5 million, a decrease of R$13.1 million, or 12.3%, from R$106.6 million for the year ended December 31, 2019.

Public equities

Net revenue from services rendered

Net revenue from services rendered in our public equities segment for the year ended December 31, 2020 was R$56.1 million, a decrease of R$9.9 million, or 15.0%, from R$66.0 million for the year ended December 31, 2019, driven by a decrease of R$24.5 million in performance fees, that were partially offset by an increase of R$14.6 million in management fees.

General and administrative expenses

General and administrative expenses in our public equities segment for the year ended December 31, 2020 were R$6.3 million, a decrease of R$0.9 million, or 12.2%, from R$7.2 million for the year ended December 31, 2019 driven by a decrease of R$1.0 million in personnel and profit sharing expenses and R$0.3 million in travel expenses that were offset by an increase R$0.4 million in third party services expenses.

Operating profit

As a result of the foregoing, operating profit in our public equities segment for the year ended December 31, 2020 was R$49.8 million, a decrease of R$9.0 million, or 15.4%, from R$58.8 million for the year ended December 31, 2019.

Investment products and solutions

Net revenue from services rendered

Net revenue from services rendered in our investment products and solutions segment for the year ended December 31, 2020 was R$59.9 million, an increase of R$19.3 million, or 47.4%, from R$40.7 million for the year ended December 31, 2019, driven by the increase of R$21.3 million, or 86.1% in management fee revenue, offset by a R$1.4 million decrease in advisory fees and R$0.6 million in performance fees.

In the year ended December 31, 2020, we recorded net inflows of R$4.9 billion that drove AUM in the segment from R$10.2 billion as of December 31, 2019 to R$16.4 billion as of December 31, 2020.

General and administrative expenses

General and administrative expenses in our investment products and solutions segment for the year ended December 31, 2020 were R$10.8 million, an increase of R$2.3 million, or 27.4%, from R$8.5 million for the year ended December 31, 2019, driven by the increase of R$3.5 million in personnel and profit sharing expenses and R$0.2 million in third party expenses that were partially offset by the decrease of R$1.2 million in funds related expenses and R$0.2 million in travel expenses.

Operating profit

As a result of the foregoing, operating profit in our investment products and solutions segment for the year ended December 31, 2020 was R$49.1 million, an increase of R$16.9 million, or 52.7%, from R$32.2 million for the year ended December 31, 2019.

Infrastructure

Net revenue from services rendered

Net revenue from services rendered in our infrastructure segment for the year ended December 31, 2020 was R$28.4 million, an increase of R$4.2 million, or 17.2%, from R$24.2 million for the year ended December 31, 2019, driven primarily by management fees earned in connection with Vinci Energia FIP Infraestrutura, a listed fund that was launched in the second half of 2019.

General and administrative expenses

General and administrative expenses in our infrastructure segment for the year ended December 31, 2020 were R$5.5 million, a decrease of R$0.5 million, or 9.4%, from R$6.0 million for the year ended December 31, 2019, driven primarily a decrease in profit sharing third-party services expenses and travel expenses which was partially offset by the increase in personnel expenses.

Operating profit

As a result of the foregoing, operating profit in our infrastructure segment for the year ended December 31, 2020 was R$22.9 million, an increase of R$4.7 million, or 26.0%, from R$18.2 million for the year ended December 31, 2019.

Real estate

Net revenue from services rendered

Net revenue from services rendered in our real estate segment for the year ended December 31, 2020 was R$31.1 million, an increase of R$10.6 million, or 51.6%, from R$20.5 million for the year ended December 31, 2019, driven primarily by growth in AUM for the segment, which was R$4.5 billion as of December 31, 2020, an increase of R$1.2 billion compared to AUM of R$3.3 billion as of December 31, 2019. The drivers of AUM growth for the segment (and consequently revenue) were follow-on offerings by the listed funds, Vinci Logistica, Vinci Shopping Center, and, Vinci Offices and the IPO of Vinci Instrumentos Financeiros.

General and administrative expenses

General and administrative expenses in our real estate segment for the year ended December 31, 2020 were R$4.9 million, an increase of R$0.8 million, or 19.4%, from R$4.1 million for the year ended December 31, 2019, driven by the increase of R$0.9 million in personnel expenses related to the head count growth and the increase of R$0.3 million in third party expenses that were offset by R$0.4 million in profit sharing, travel and other expenses.

Operating profit

As a result of the foregoing, operating profit in our real estate segment for the year ended December 31, 2020 was R$26.2 million, an increase of R$9.8 million, or 59.6%, from R$16.4 million for the year ended December 31, 2019.

Credit

Net revenue from services rendered

Net revenue from services rendered in our credit segment for the year ended December 31, 2020 was R$16.8 million, an increase of R$3.8 million, or 29.4%, from R$13.0 million for the year ended December 31, 2019, driven by (1) the deployment of capital for the funds Vinci Energia Sustentável FIDC and Vinci Fundo de Investimento Renda Fixa Imobiliário—Crédito Privado II, and (2) net inflows to Sabesprev FIM, which was partially offset by a principal paydown in the Vinci Imobiliário Crédito Privado I fund, reducing the base for calculation of the management fee.

General and administrative expenses

General and administrative expenses in our credit segment for the year ended December 31, 2020 were R$2.6 million, an increase of R$0.7 million, or 33.3%, from R$1.9 million for the year ended December 31, 2019, driven primarily by the increase of R$0.6 million in personnel and profit sharing expenses and R$0.1 million in third party expenses.

Operating profit

As a result of the foregoing, operating profit in our credit segment for the year ended December 31, 2020 was R$14.2 million, an increase of R$3.1 million, or 28.7%, from R$11.1 million for the year ended December 31, 2019.

Hedge funds

Net revenue from services rendered

Net revenue from services rendered in our hedge funds segment for the year ended December 31, 2020 was R$16.7 million, an increase of R$7.6 million, or 83.2%, from R$9.1 million for the year ended December 31, 2019, driven by a R$4.4 million increase in management fees related to AUM growth from R$1.6 billion as of December 31, 2019 to R$2.5 billion as of December 31, 2020, driven primarily by the net inflow of R$0.8 billion. Performance fees also increased by R$3.1 million.

General and administrative expenses

General and administrative expenses in our hedge funds segment for the year ended December 31, 2020 were R$3.0 millionand did not present any relevant changes from the year ended December 31, 2019.

Operating profit

As a result of the foregoing, operating profit in our hedge funds segment for the year ended December 31, 2020 was R$13.6 million, an increase of R$7.5million, or 122.7%, from R$6.1 million for the year ended December 31, 2019.

Financial advisory services

Net revenue from services rendered

Net revenue from services rendered in our financial advisory services segment for the year ended December 31, 2020 was R$27.7 million, an increase of R$20.5 million, or 284.5%, from R$7.2 million for the year ended December 31, 2019, driven primarily by an increase in the average fees of deals completed during 2020 as compared to 2019.

General and administrative expenses

General and administrative expenses in our financial advisory services segment for the year ended December 31, 2020 were R$3.0 million, an increase of R$0.3 million, or 10.5%, from R$2.7 million for the year ended December 31, 2019, driven primarily an increase of R$0.6 million in profit sharing, third party expenses and others expenses that was partially offset by a decrease of R$0.3 million in personnel and travel expenses.

Operating profit

As a result of the foregoing, operating profit in our financial advisory services segment for the year ended December 31, 2020 was R$24.7 million, an increase of R$20.2 million, or 451.3%, from R$4.5 million for the year ended December 31, 2019.

Year Ended December 31, 2019, compared to the Year Ended December 31, 2018

	For the Year Ended December 31,
	2019	2018	Variation (%)
	(R$ thousands, except for percentages)

Gross revenue from services rendered	311,093	180,337	72.5
Net revenue from services rendered	296,717	172,204	72.3
General and administrative expenses	(113,287)	(90,755)	24.8
Operating profit	183,430	81,449	125.2
Investment income	20,244	7,464	171.2
Other financial income	917	1,259	(27.2)
Finance costs	(12,476)	(12,472)	n.m.
Profit before income taxes	192,115	77,700	147.3
Income taxes	(36,483)	(21,022)	73.5
Profit for the year	155,632	56,678	174.6
Net profit margin (%)	52.5%	32.9%	19.6%

n.m. means not meaningful.

Net revenue from services rendered

Net revenue from services rendered in 2019 was R$296.7 million, an increase of R$124.5 million, or 72.3%, from R$172.2 million in 2018. Our revenue growth was driven primarily by:

(1)	a R$77.3 million increase in net fund management fees, primarily due to:

(a)	a R$48.1 million increase in the private equity segment related to the Vinci Capital Partners III fund as a consequence of subscriptions from new investors of R$1.3 billion (based on the real to U.S. dollar exchange rate as of December 31, 2019) in 2019 and due to the effect of the Vinci Capital Partners III Catch-Up;

(b)	a R$10.9 million increase in the public equities segment due primarily to the increase in AUM driven by subscriptions from new investors and returns on assets; and

(c)	a R$8.6 million increase in net revenue from the management fees related to the investment products and solutions segment due primarily to the increase in AUM driven by subscriptions from new investors;

(2)	a R$56.0 million increase in net performance fees, primarily due to:

(a)	a R$27.8 million increase in the public equities segment, primarily related to our flagship fund, Vinci Mosaico;

(b)	recognition of unrealized performance in the infrastructure segment in the amount of R$13.8 million; and

(c)	a R$12.0 million increase mainly in the realized performance fees related to the investment products and solutions segment driven by open funds (37%) and client funds (63%).

These increases were offset in part by a R$8.7 million decrease in advisory fee income in the financial advisory services segment, due to fewer completed transactions compared to 2018.

General and administrative expenses

The following table sets forth our general and administrative expenses for 2019 and 2018:

	For the Year Ended December 31,
	2019	2018	Variation (%)
	(R$ thousands, except for percentages)
Income Statement Data
Personnel and profit sharing (bonus)	(62,536)	(44,193)	41.5
Third-party expense	(19,497)	(15,146)	28.7
Right of use depreciation	(10,521)	(11,447)	(8.1)
Depreciation and amortization	(5,998)	(6,074)	(1.3)
Travel and representations	(3,589)	(2,434)	47.5
Other operating expenses	(11,146)	(11,461)	(2.7)
Total general and administrative expenses	(113,287)	(90,755)	24.8

General and administrative expenses in 2019 were R$113.3 million, an increase of R$22.5 million, or 25%, from R$90.8 million in 2018, driven primarily by:

(1)	a R$18.3 million increase in expenses for personnel and profit sharing (bonus) mainly related to (a) the R$12.9 million increase in profit sharing tied to the growth in our results of operations from 2018 to 2019; (b) the R$5.4 million increase in personnel expenses in connection with our hiring the employees of Vinci DTVM Ltda., a third-party broker, to work for us as part of our newly assumed fund distribution activities, as described under “—Significant Factors Affecting our Results of Operations—Vinci DTVM”;

(2)	a R$4.4 million increase in third-party expenses, due primarily to a R$2.5 million reimbursement paid by Vinci Capital Partners III related to third-party expenses recorded in 2018 and that did not recur in 2019; and

(3)	a R$1.2 million increase in travel and representation expenses, due primarily to a R$0.8 million reimbursement paid by Vinci Capital Partners III related to third-party travel and representation expenses recorded in 2018 that did not recur in 2019.

These increases were partially offset by a R$0.9 million decrease in right of use depreciation and a R$76 thousand decrease in depreciation and amortization related to the relocation of our office in New York City.

Operating profit

As a result of the foregoing, operating profit in 2019 was R$183.4 million, an increase of R$102.0 million, or 125%, from R$81.4 million in 2018.

Finance profit/(loss), net

Finance profit (loss), net in 2019 recorded a positive result of R$8.9 million, a change from a financial loss of R$3.7 million in 2018, driven primarily by a R$11.4 million increase in the fair market value of our investments in certain infrastructure funds.

Income taxes

Income tax expense in 2019 was R$36.5 million, an increase of R$15.5 million, or 74%, from R$21.0 million in 2018. This increase was primarily attributable to an increase in taxable income during the year.

Profit for the year

As a result of the foregoing, profit for the year in 2019 was R$155.6 million, an increase of R$99.0 million, or 175%, from R$56.7 million in 2018.

Results of Operations by Segment for the Year Ended December 31, 2019, compared to the Year Ended December 31, 2018

2019	Private Equity	Public Equities	Investment Products & Solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory	Corporate Center	Total
Gross Revenue from services rendered	119,615	69,452	43,315	25,645	21,757	13,780	9,639	7,890	—	311,093
Fund Advisory fee	—	—	1,736	—	2,313	—	—	7,890	—	11,939
Management fee	119,271	37,736	26,687	11,025	19,297	12,962	6,847	—	—	233,826
Performance fee	344	31,716	14,892	14,620	146	818	2,791	—	—	65,328
Taxes	(3,590)	(3,452)	(2,660)	(1,447)	(1,225)	(776)	(542)	(682)	—	(14,376)
Net revenue from services rendered	116,025	66,000	40,655	24,198	20,531	13,004	9,097	7,207	—	296,717
Fund Advisory fee	—	—	1,569	—	2,113	—	—	7,207	—	10,889
Management fee	115,700	35,955	24,785	10,404	18,280	12,229	6,454	—	—	223,808
Performance fee	325	30,045	14,301	13,794	138	775	2,643	—	—	62,020
General and administrative expenses	(9,416)	(7,163)	(8,467)	(6,041)	(4,088)	(1,939)	(2,970)	(2,727)	(70,478)	(113,287)
Operating profit	106,609	58,838	32,188	18,156	16,443	11,065	6,127	4,481	(70,478)	183,430

2018	Private Equity	Public Equities	Investment Products & Solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory	Corporate Center	Total
Gross Revenue from services rendered	69,475	28,626	22,348	12,991	13,057	9,119	6,681	18,039	—	180,337
Fund Advisory fee	—	—	2,970	—	374	—	—	18,039	—	21,383
Management fee	69,475	26,252	16,974	12,991	12,684	8,511	5,685	—	—	152,571
Performance fee	—	2,375	2,404	—	—	608	996	—	—	6,383
Taxes	(1,908)	(1,319)	(1,094)	(703)	(687)	(493)	(367)	(1,560)	—	(8,133)
Net revenue from services rendered	67,567	27,307	21,254	12,288	12,370	8,626	6,314	16,479	—	172,204
Fund Advisory fee	—	—	2,791	—	341	—	—	16,479	—	19,611
Management fee	67,567	25,083	16,159	12,288	12,028	8,053	5,374	—	—	146,551
Performance fee	—	2,224	2,304	—	—	574	940	—	—	6,042
General and administrative expenses	(2,314)	(5,238)	(7,943)	(5,286)	(3,279)	(1,795)	(3,316)	(1,967)	(59,617)	(90,755)
Operating profit	65,253	22,069	13,311	7,001	9,091	6,831	2,998	14,512	(59,617)	81,449

Private equity

Revenue from services rendered

Revenue from services rendered in our private equity segment in 2019 was R$119.6 million, an increase of R$50.1 million, or 72%, from R$69.5 million in 2018, driven primarily by fund management fees for Vinci Capital Partners III related to the Vinci Capital Partners III Catch-Up.

General and administrative expenses

General and administrative expenses in our private equity segment in 2019 were R$9.4 million, an increase of R$7.1 million, or 307%, from R$2.3 million in 2018. The increase in 2019 was due primarily to a reimbursement paid by Vinci Capital Partners III for third-party expenses of R$2.5 million and travel and representation expenses of R$0.8 million, recorded in 2018 that did not recur in 2019. The increase was also due to an increase of R$1.7 million in personnel and profit sharing expenses driven primarily by profit sharing expenses of R$1.1 million.

Operating profit

As a result of the foregoing, operating profit in our private equity segment in 2019 was R$106.6 million, an increase of R$41.4 million, or 63%, from R$65.3 million in 2018.

Public equities

Revenue from services rendered

Revenue from services rendered in our public equities segment in 2019 was R$69.5 million, an increase of R$40.8 million, or 142%, from R$28.6 million in 2018, driven primarily by a R$11.5 million increase in management fees due to the increase in AUM of R$4.5 billion, R$2.4 billion of which was subscriptions from new investors. Our flagship fund, Vinci Mosaico, and an offshore institutional client accounted for the main part of this increase. The Vinci Mosaico fund was also the primary contributor to the increase in performance fees, accounting for R$21.8 million, or 74% of the variation in performance fees in 2019. This fund had gross returns of 51.5% in 2019, outperforming the benchmark (the B3 Index IBOVESPA) by 19.9%.

General and administrative expenses

General and administrative expenses in our public equities segment in 2019 were R$7.2 million, an increase of R$1.9 million, or 37%, from R$5.2 million in 2018, driven primarily by profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our public equities segment in 2019 was R$58.8 million, an increase of R$36.8 million, or 167%, from R$22.1 million in 2018.

Investment products and solutions

Revenue from services rendered

Revenue from services rendered in our investment products and solutions segment in 2019 was R$43.3 million, an increase of R$21.0 million, or 94%, from R$22.3 million in 2018, with 62% of revenues from services rendered derived from management fees, 34% derived from performance fees and 4% derived from advisory fees. The increase in management fee revenue was due to the R$2.7 billion increase in AUM composed of increases in (1) exclusive funds (in the amount of R$1.2 billion), (2) open funds (in the amount of R$963 million) and (3) pension funds (in the amount of R$571 million).

General and administrative expenses

General and administrative expenses in our investment products and solutions segment in 2019 were R$8.5 million, an increase of R$0.6 million, or 7%, from R$7.9 million in 2018, driven primarily by profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our investment products and solutions segment in 2019 was R$32.2 million, an increase of R$18.9 million, or 142%, from R$13.3 million in 2018.

Infrastructure

Revenue from services rendered

Revenue from services rendered in our infrastructure segment in 2019 was R$25.6 million, an increase of R$12.6 million, or 97%, from R$13.0 million in 2018, driven primarily by an unrealized performance fee recognized by the Vinci Infra Transmissão FIP of R$14.6 million, due to favorable returns on the fund with a gross IRR of 96.5%. Also in 2019, our infrastructure segment launched the Vinci Energia FIP Infraestrutura, a listed fund, with funds raised in the amount of R$420 million.

General and administrative expenses

General and administrative expenses in our infrastructure segment in 2019 were R$6.0 million, an increase of R$0.7 million, or 14%, from R$5.3 million in 2018, driven primarily by personnel and profit sharing expenses of R$1.3 million, mainly profit sharing expenses, partially offset by reimbursements paid for third-party expenses of R$0.6 million by Vinci Energia FIP Infraestrutura.

Operating profit

As a result of the foregoing, operating profit in our infrastructure segment in 2019 was R$18.2 million, an increase of R$11.2 million, or 159%, from R$7.0 million in 2018.

Real estate

Revenue from services rendered

Revenue from services rendered in our real estate segment in 2019 was R$21.8 million, an increase of R$8.7 million, or 66%, from R$13.1 million in 2018, driven primarily by follow-on offerings of listed funds and the launch of new funds. AUM in the real estate segment as of December 31, 2019 was R$3.3 billion, compared to AUM of R$1.7 billion at the end of 2018, an increase of R$1.6 billion. The drivers of AUM growth (and consequently revenue) were the launch of a new listed fund, Vinci Offices in the amount of R$564 million, the follow-on offering of Vinci Shopping Center in the amount of R$227 million and the follow-on offering of Vinci Logistica in the amount of R$391 million.

General and administrative expenses

General and administrative expenses in our real estate segment in 2019 were R$4.1 million, an increase of R$0.8 million, or 25%, from R$3.3 million in 2018, driven primarily by profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our real estate segment in 2019 was R$16.4 million, an increase of R$7.4 million, or 81%, from R$9.0 million in 2018.

Credit

Revenue from services rendered

Revenue from services rendered in our credit segment in 2019 was R$13.8 million, an increase of R$4.7 million, or 51%, from R$9.1 million in 2018, driven primarily by the launch of the fund Vinci FI RF Imobiliário II in the amount of R$667.5 million with a lock-up of 10 years, related to the deployment of capital of the fund Vinci Energia Sustentável FIDC with a lock-up of 15 years.

General and administrative expenses

General and administrative expenses in our credit segment in 2019 were R$1.9 million, an increase of R$0.1 million, or 8%, from R$1.8 million in 2018.

Operating profit

As a result of the foregoing, operating profit in our credit segment in 2019 was R$11.1 million, an increase of R$4.2 million, or 62%, from R$6.8 million in 2018.

Hedge funds

Revenue from services rendered

Revenue from services rendered in our hedge funds segment in 2019 was R$9.6 million, an increase of R$2.9 million, or 44%, from R$6.7 million in 2018, driven primarily by a R$1.8 million increase in performance fees and a R$1.2 million increase in management fees.

General and administrative expenses

General and administrative expenses in our hedge funds segment in 2019 were R$3.0 million, a decrease of R$0.3 million, or 10%, from R$3.3 million in 2018.

Operating profit

As a result of the foregoing, operating profit in our hedge funds segment in 2019 was R$6.1 million, an increase of R$3.1 million, or 104%, from R$3.0 million in 2018.

Financial advisory services

Revenue from services rendered

Revenue from services rendered in our financial advisory services segment in 2019 was R$7.9 million, a decrease of R$10.1 million, or 56%, from R$18.0 million in 2018, driven primarily by a decrease in the volume of deals completed in 2019 as compared to 2018.

General and administrative expenses

General and administrative expenses in our financial advisory services segment in 2019 were R$2.7 million, an increase of R$0.7 million, or 39%, from R$2.0 million in 2018.

Operating profit

As a result of the foregoing, operating profit in our financial advisory services segment in 2019 was R$4.5 million, a decrease of R$10.0 million, or 69%, from R$14.5 million in 2018.

B.	Liquidity and Capital Resources

Cash Flows

As of December 31, 2020, we had R$83.4 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018
	(R$ thousands)
Cash Flow Data
Net cash flows from operating activities	195,326	132,342	73,284
Net cash flows used in investing activities	75,312	(39,846)	(17,020)
Net cash flows used in financing activities	(193,549)	(100,434)	(53,263)

Our cash and cash equivalents include cash on hand, bank deposits, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 5(d) to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flow from operating activities

Our net cash flows from operating activities were R$195.3 million in the year ended December 31, 2020, an increase of R$63.0 million, or 47.59%, from net cash flows from operating activities in the year ended December 31, 2019. The increase was primarily due to the growth in profit before income taxes in the amount adjusted by non-cash effects of R$29.6 million. In addition, trade receivables increased R$53.0 million, primarily due to the accrual of performances fees toward the end of 2019. Cash inflows for the year ended December 31, 2020 were primarily offset by a total amount of R$16.1 million related to (1) an increase in taxes and contributions payable (2) an increase in income tax paid in the period and (3) an increase in labor and social security obligations due to accrual for profit sharing expenses toward the end of 2019.

Our net cash flows from operating activities were R$132.3 million in 2019, an increase of R$59.1 million, or 80.6%, from net cash flows from operating activities of R$73.3 million in 2018, primarily due to the increase in the profit before income taxes in the amount adjusted by non-cash effects of R$101.0 million and the increase of R$12.4 million in labor and social obligations, due primarily to the increase of the accrual for profit sharing, which is paid annually in January. Cash inflows in 2019 were offset in part due to the increase in trade receivables of R$49.0 million, primarily related to the accrual of performances fees toward the end of 2019.

Net cash used in investing activities

Our net cash flows from investing activities were R$75.3 million in the year ended December 31, 2020, an increase of R$115.2 million from net cash flows used in investing activities in the year ended December 31, 2019, primarily due to a redemption of a significant part of the mutual funds invested by Vinci (primarily attributable to redemptions of quotas in FI Vinci Renda Fixa CP, which at the time primarily held Brazilian government bonds). During the year ended December 31, 2020 the amount invested in mutual funds decreased by R$76.4 million from the amount invested at December 31, 2019. The amount received was used by Vinci to invest in certificates of deposits, classified as cash equivalents.

Our net cash flows used in investing activities were R$39.8 million in 2019, an increase of R$22.8 million, or 134%, from net cash flows used in investing activities of R$17.0 million in 2018, primarily due to investments in financial instruments at fair value through profit or loss, net of amortizations and redemption, in the amount of R$22.1 million, comprised primarily by (1) R$19.7 million in the Vinci Multiestrategia FIM and (2) R$15.9 million in the Vinci Renda Fixa CP, and (3) the increase in these investments was partially offset by a withdrawal in Vinci Infra Coinvestimento FIP and Vinci Infra Transmissão FIP in the total amount of R$12.5 million.

Net cash flows from financing activities

Our net cash flows used in financing activities were R$-193.5 million in the year ended December 31, 2020, a decrease of R$93.1 million, or 92.7%, from net cash flows used in financing activities primarily due to an increase in dividends paid in the amount of R$100.1million. In the year ended December 31, 2020 we paid our quotaholders (which comprise the partners of Vinci) R$176.3 million compared to R$76.2 million in the same period in 2019. Additionally, in the year ended December 31, 2019 we repaid indebtedness in the amount of R$8.5 million, partially offsetting the decrease in the net cash flow from financing activities.

Our net cash flows used in financing activities were R$100.4 million in 2019, an increase of R$47.2 million, or 88.6%, from net cash flows used in financing activities of R$53.3 million in 2018, primarily due to the increase in dividend payments to quotaholders in the amount of R$30.3 million. During 2019 we paid our quotaholders (which comprise the partners of Vinci) R$76.2 million compared to R$45.9 million in 2018.

Additionally, during 2019 we repaid indebtedness in the amount of R$8.5 million, which indebtedness had been disbursed entirely in 2018, representing a decrease of R$17.0 million in cash flows from 2018 to 2019.

Indebtedness

As of December 31, 2020, we had R$106.2 million (undiscounted) in lease liabilities. The following is a description of our material indebtedness as of the date of this annual report:

Lease liabilities

Lease liabilities were initially measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. As of December 31, 2020, we leased three offices with a remaining payment of R$106.2 million (undiscounted) under leases expiring within five to ten years.

Capital Expenditures

In the years ended December 31, 2020, 2019 and 2018, we made capital expenditures of R$2 million, R$1.7 million and R$1.0 million, respectively. Total capital expenditures as a percentage of revenue from services rendered were 0.6% in the year ended December 31, 2020, 0.6% in 2019 and 0.6% in 2018. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of our IPO. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D.	Trend Information

Our Market

Brazil is a large and attractive market for financial services. The country has the 6th largest population and the 9th largest economy in the world with 211 million people and a GDP of US$1.8 trillion as of 2019, according to the World Bank. According to data published by the Central Bank, real GDP expanded 1.3% during each of 2017, 1.8% during 2018, 1.4% during 2019 and decreased 4.1% during 2020. Going forward, we believe the path continues to be for constructive macroeconomic environment, supported by stabilization in the level of inflation, a decline in real interest rates and a recovery in consumer and business confidence indicators, which are important to improve the planning horizon of families and companies and increase the medium-term outlook for economic growth.

We believe the combination of economic growth and expected prolonged periods of sustained low interest rates will create increasingly favorable tailwinds for the asset management industry. For instance, despite the economic contraction experienced by Brazil in recent years, industry AUM grew significantly, at a rate of 13.6% per annum, equivalent to 2.0x the rate of expansion of nominal GDP during the period from 2010 to 2020. Furthermore, we believe the decrease in real interest rates should become one of the most important drivers of continued net inflows and AUM growth. For instance, for the period starting in 2017 until December 2020, industry AUM has increased by 45.6%, equivalent to 3.5x the rate of expansion of nominal GDP during the same period. We believe that in a low interest rate environment, with current reference rates at 2.00% as of December 31, 2020, such AUM growth should continue to accelerate as investors increase their search for more attractive investment opportunities and yield.

Key market challenges—Brazilian market ripe for disruption

The Brazilian asset management industry has been highly inefficient for decades due to high interest rates, limiting incentives for product development by incumbents, and high concentration of investments in the banking sector, which still represents the majority of institutional and retail investments in the country. We believe this has created several important market challenges that create opportunities for disruption: (1) highly concentrated market; (2) bureaucratic, asset-heavy infrastructures; (3) narrow selection of financial products; (4) promotion of inefficient financial products; (5) high-costs and spreads; and (6) poor customer service.

Key market trends

We believe our market will benefit from several trends that will help provide attractive tailwinds including: (1) increasing demand for financial products; (2) disintermediation of incumbent banks; (3) increasing demand for financial education and information; and (4) favorable and highly-aligned regulatory initiatives.

Addressable market opportunities

We believe that we will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and that these trends and this market environment have positioned us to continue to penetrate, grow and expand our large addressable market opportunity in the country, which is expected to reach nearly R$13.8 trillion in AUC (including deposits, pension funds and assets under management) by the end of 2024, according to Oliver Wyman’s 2019 Report. Given our leadership, scale, brand, and competitive advantages, we believe we will benefit from and continue to be a catalyst for:

Continued Growth of the AUC Addressable Market—According to Oliver Wyman’s 2019 Report, the total addressable market of AUC in Brazil was R$7.9 trillion in 2018, up 105% since 2011, representing a CAGR of 11% that is roughly expected to continue at least up to 2024.

Continued Shift of AUM from Banks to Independent Investment Firms—Oliver Wyman’s 2019 Report estimates that the market share of investment AUC for independent investment firms will grow from 7% in 2018 to 25% in 2024. We believe this is a long-term trend that is still in the early stages.

Shift from Fixed Income to More Effective Products—Within the growth of AUM, we believe there is a long-term trend towards shifting the investment mix from lower yielding fixed income products to higher potential yielding products such as equities and alternative asset classes.

Increasing Investment Pipeline and Reinvestment Requirements—Under a renewed growth and political outlook, we expect a significant surge in the investment pipeline to return to the market in coming years, especially in infrastructure. Currently, we expect both state-owned banks and traditional conglomerates to be more constrained to deploy capital due to balance sheet restrictions; thereby creating additional demand for capital to be covered by the broader private markets and less traditional sources of capital.

E.	Off-balance sheet arrangements

As of December 31, 2020 and 2019, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2020:

	Payments Due By Period as of December 31, 2020
	Total	Less than one year	1-3 years	3-5 years	More than five years
	(R$ millions)
Lease obligations	(106.2)	(19.8)	(43.9)	(26.4)	(16.1)
Total	(106.2)	(19.8)	(43.9)	(26.4)	(16.1)

The balances presented in the table above comprise the future obligations evaluated by undiscounted cash flow as of December 31, 2020.

G.	Safe harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Companies Act (Revised) of the Cayman Islands, or the Companies Act.

Board of Directors

As of the date of this annual report, our board of directors is composed of seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed such director, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or resignation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

The following table presents the names, ages and position of the current members of our board of directors.

Name	Age	Position
Gilberto Sayão da Silva	50	Chairman
Alessandro Monteiro Morgado Horta	50	Director
Paulo Fernando Carvalho de Oliveira	50	Director
Lywal Salles Filho	74	Director
Rogério Ladeira Furquim Werneck	72	Director
Ana Marta Horta Veloso	52	Director
Guilherme Stocco Filho	46	Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

Mr. Gilberto Sayão da Silva is one of our founding partners and the Chairman of our board of directors. He was previously a partner at Banco Pactual and oversaw the areas of investments, corporate finance and hedge funds. From 2006 to 2009, he was the principal executive for UBS Pactual Alternative Investment Management. From 1998 to 2009, he was part of the executive committees of Banco Pactual and UBS Pactual. He studied Electrical Engineering at the Pontifical Catholic University of Rio de Janeiro, or PUC-Rio.

Mr. Alessandro Monteiro Morgado Horta is one of our founding partners and serves as our CEO and a member of our board of directors. He previously served as vice-president for Banco UBS Pactual and as an executive for UBS Pactual Alternative Investment Management from 2006 to 2009. At Banco Pactual, he served as managing partner, chief operating officer and also led the Long-Term Investments division from 2001 to 2006. He was also a partner of Banco Icatu from 1998 to 2001. He holds a degree in Electrical Engineering from PUC-Rio.

Mr. Paulo Fernando Carvalho de Oliveira is one of our founding partners and serves as a member of our board of directors. He served as an executive for UBS Pactual Alternative Investment Management from 2006 to 2009. He was also a member of the executive committee of Banco Pactual, where he began his career in the Management Information division. In 1997, he joined the Foreign Exchange division, and was made a partner at the bank in 1998. He holds a degree in Mechanical Engineering from PUC-Rio.

Mr. Lywal Salles Filho is a member of our board of directors. He has served as vice-president of the Ethics Counsel of ANBIMA, is presently a member of its board, and serves, as well, on the board of directors of Vitru Inc. He was chairman and CEO of UBS AG in Brazil from 2010 to 2013. He previously served as senior managing director of Itaú Unibanco S.A., leading globally Itaú’s private banking operations and its committee for capital markets investments. He also served as chairman of the board of directors of Banco Itaú International and of Itaú Securities in the United States, and was the first CEO of Banco Itaú (Suisse) in Zurich, Switzerland. Prior to joining Itaú, Mr. Salles Filho served in several senior roles for Citibank N.A., including as CEO of the Latin American Affluent Clients segment and was the first chairman for Rede. He also worked for 15 years with The Chase Manhattan Bank in Hong Kong, the United States and in Latin America. He holds a bachelor’s degree in Economics and a post-graduate degree in Economics Engineering from the Universidade Federal de Rio de Janeiro and holds a master’s degree in management from Syracuse University, in the United States.

Mr. Rogério Ladeira Furquim Werneck holds a PhD in Economics from Harvard and is a professor at PUC-Rio. He has served as a member of our board of directors since 2017. After earning a BA in Economics from Universidade Federal de Minas Gerais, he went to graduate school at Fundação Getúlio Vargas, in Rio, where he later taught from 1975 to 1977. He has been, since 1977, one of the key faculty members of PUC-Rio’s prestigious Department of Economics, having served as the Department´s Head for three long terms: 1980-85, 2002-09 and, more recently, 2016-21. He is a biweekly columnist for two of the most important Brazilian newspapers, O Estado de São Paulo and O Globo.

Ms. Ana Marta Horta Veloso holds a degree in Economics from UFMG—Universidade Federal de Minas Gerais and a master’s degree in Economics from UFRJ—Universidade Federal do Rio de Janeiro. She has extensive experience both in the financial and electricity sectors, having been the chief executive officer and investor relations officer of Light S.A. between 2015 and 2017 and again from 2019 to October 2020. She also held the position of officer of Equatorial Energia between 2008 and 2015 and represented Equatorial in the board of directors of its invested companies, such as Cemar, Celpa and Gera Maranhão. In 2018, she served as a consultant for GP Investments and for Credit Suisse Energy Infrastructure Partners. Additionally, she was a board member and a member of the Audit Committee and Compensation Committee at Enel/Eletropaulo from 2018 to 2019, a board member and a member of several committees at Light from 2006 to 2010, a board member at Light from 2015 to 2017 and at Equatorial Energia from 2006 to 2008. She also was a representative of BNDES on the boards of directors of Acesita, Klabin, Vale, Valepar, and Globo Cabo (Net/Claro). She worked at BNDES between 1992 and 2005 and at Banco Pactual between 2000 and 2001, when she was on leave from BNDES, and later in Pactual again, between 2006 and 2008.

Mr. Guilherme Stocco Filho has more than 20 years of experience in building up digital businesses and leading corporate transformations. He is responsible for carrying out successful projects in digital banking (Banco Original); startup investments (Domo Invest), mobile and e-commerce (Buscapé), internet platforms (Microsoft), and advertising (Te Respondo). Currently, he is member of the boards of directors of TOTVS, Banco Original and Grupo SOMA. He is also the co-founder of Squadra Ventures and founder of Hack the Future. He is a frequent presenter on market trends and innovation, and has spoken at more than 120 events in Brazil, Latin America, Canada, the United States, Denmark, and the United Kingdom. He holds a degree in Business Administration from Fundação Armando Alvares Penteado – FAAP (1997) and also presents lectures on innovation at INSPER MBA in São Paulo, Brazil.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Alessandro Monteiro Morgado Horta (our chief executive officer and a member of our board of directors), with broad experience in the financial services industry.

The following table lists the names, ages and position of our current executive officers:

Name	Age	Position
Alessandro Monteiro Morgado Horta	50	Chief Executive Officer
Bruno Augusto Sacchi Zaremba	46	Head of Private Equity and Investor Relations
Sergio Passos Ribeiro	48	Chief Operating Officer and Chief Financial Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business address for our executive officers is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

Bruno Augusto Sacchi Zaremba is the head of our Private Equity team and head of our Investor Relations. Mr. Zaremba started his career in 1996 at Banco Pactual, where he worked as a sell side equity research analyst, leading research for banks, beverages, retail, food and tobacco. After becoming partner of Banco Pactual in 2001, he was assigned to lead the bank’s proprietary equity and debt investments in the U.S. Between 2006 and 2009, he worked in UBS Pactual Alternative Investments Management, with a focus in Private Equity. He joined Vinci Partners in 2009 as a partner, where he has been fully involved with our private equity strategy since the commencement of our operations. Mr. Zaremba holds a bachelor’s degree in Economics from PUC-Rio, is a Chartered Financial Analyst, or CFA, and completed the OPM 50 program at the Harvard Business School.

Sergio Passos Ribeiro heads our Operational, Financial and IT departments as our Chief Operating Officer and Chief Financial Officer. Between 2006 and 2009, he was responsible for accounting at Banco Pactual. He joined Banco Pactual in 1998 and was initially responsible for tax planning. Prior to his time at Banco Pactual, he was a financial consultant for PricewaterhouseCoopers. He holds a degree in Business Administration and Accounting from Universidade Santa Úrsula, an MBA in Finance from Ibmec RJ, and an Executive MBA from the COPPEAD Graduate School of Business of UFRJ.

Directors’ and Officers’ Insurance

We currently have no civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our Relationship with our Directors, Executive Officer and Members of Senior Management

There are no family relationships between any of our directors, executive officers and members of our senior management.

B.	Compensation

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

For the years ended December 31, 2020, 2019 and 2018, the aggregate compensation expense for our executive officers for services in all capacities was R$231,000, R$216,000 and R$198,000, respectively, which includes both benefits paid in kind and compensation. Prior to our IPO, we did not have a board of directors in place. See note 19(a) to our audited consolidated financial statements included elsewhere in this annual report. We have not historically provided any pension, retirement or similar benefits to our directors or executive officers as part of their compensation and consequently we have not accrued any amounts for pension, retirement and similar benefits for our directors and executive officers.

Employment Agreements

None of our executive officers have entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

Long-Term Incentive Plan

We will implement a Long-Term Incentive Plan for eligible employees. The Long-Term Incentive Plan will govern the issuance of equity incentive awards with respect to our Class A common shares, we expect that the Long-Term Incentive Plan will not exceed 5% of our common shares at any given time. We expect to issue stock options to certain eligible employees, including our executive officers, in an amount between 2.5% to 3.0% of our common shares outstanding. Such options will have an exercise price per share equal to US$18.00 (which was the price per share of our Class A common shares sold in our initial public offering), will vest ratably over a period of three years from the date of this annual report, and expire on the one-year anniversary date of the relevant vesting date.

Our board of directors may adjust the number of Class A common shares available for issuance under the Long-Term Incentive Plan from time to time in its discretion. Equity incentive awards may be granted to our employees, non-employee directors, officers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. We consider our employees are our main asset and we believe that enhancing our ability to motivate and reward eligible employees will have positive impact on our operations and leverage returns for our shareholders.

C.	Board Practices

Committees of the Board of Directors

Our board of directors has one standing committee: the Audit Committee. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Audit Committee

The members of our audit committee are Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho, who assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Ana Marta Horta Veloso serves as Chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate. Ana Marta Horta Veloso is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:

•	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•	reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

D.	Employees

As of December 31, 2020, 2019 and 2018, we had 215, 177 and 172 full time employees, respectively. As of December 31, 2020, all our employees were based in our offices in São Paulo, Rio de Janeiro, Recife and New York City.

The table below breaks down our full-time personnel by function as of December 31, 2020:

Function	Number of Employees	% of Total
Investment Professionals – Private Markets	39	18.1%
Investment Professionals – Public Markets	33	15.3%
Financial Advisory Professionals	7	3.3%
Sales and Distribution	25	11.6%
Research & Market Risk	16	7.4%
Legal and Compliance	9	4.2%
Technology	16	7.4%
General and Administrative	70	32.6%
Total	215	100.0%

Our employees in Brazil are affiliated with the union of capital markets employees for the geographic area in which they work.

E.	Share ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan (LTIP)” for information on our share option long-term incentive program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2020.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right.

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table.

Unless otherwise indicated below, the address for each beneficial owner is c/o Vinci Partners, Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

	Shares Beneficially Owned				% of Total Voting Power (1)
Shareholders	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
Gilberto Sayão da Silva (2)	—	0.0	14,466,239	100.0	77.3
Alessandro Monteiro Morgado Horta	8,266,422	19.5	—	—	4.4

Executive Officers and Directors
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0	77.3
Alessandro Monteiro Morgado Horta	8,266,422	19.5	—	—	4.4
Paulo Fernando Carvalho de Oliveira	2,066,605	4.9	—	—	1.1
Lywal Salles Filho	206,661	0.5	—	—	0.1
Guilherme Stocco Filho	—	—	—	—	—
Ana Marta Horta Veloso	—	—	—	—	—
Rogério Ladeira Furquim Werneck	—	—	—	—	—
Bruno Augusto Sacchi Zaremba	1,446,624	3.4	—	—	0.8
Sergio Passos Ribeiro	1,239,963	2.9	—	—	0.7

All directors and executive officers as a group (9 persons)	13,226,275	31.1	14,466,239	100.0	84.4
Others (3)	13,949,586	32.9	—	—	7.4
Public float	15,271,488	36.0	—	—	8.2
Total	42,447,349	100.0	14,466,239	100.0	100.0

____________________

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. A holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

(2)	Includes all of our Class B Common Shares.

(3)	Includes all shareholders of Vinci Partners prior to our IPO that are not directors or executive officers of Vinci Partners. The holders of our Class A common shares and Class B common shares have identical rights, except that (1) a holder of Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) Class B common shares have certain conversion rights; and (3) a holder of Class B common shares is entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”

Existing Shareholders’ Agreements

Liquidity Restrictions on Pre-IPO Quotaholders

The existing quotaholders of Vinci Partners Brazil prior to the Contribution have agreed to certain liquidity restrictions in respect of the Class A common shares and Class B common shares that they received in exchange for the Contribution, or Liquidity Restrictions. These Liquidity Restrictions consist primarily of volume limitations on their ability to sell their common shares, with a restriction on any sales of common shares through the second anniversary of the date of the IPO, with a portion of such holders’ common shares available for sale beginning on the second anniversary of the date of the IPO, with full liquidity rights to the common shares upon the fifth anniversary of the date of the IPO, provided, however, that in no event shall aggregate sales by all such holders of their common shares during any six-month period exceed 5% of our outstanding share capital during such six-month period.

B.	Related party transactions

Loan Arrangements with Quotaholders

As of December 31, 2018, we had principal and interest in respect of loans that were payable to our quotaholders in the amount of R$8.5 million. The entire balance of these loans was repaid during 2019 and we do not have any current loan arrangements outstanding with quotaholders.

Related Person Transaction Policy

Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our audit committee, board of directors or the designated committee will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements will, and our Articles of Association do, require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Receivables from Related Parties

We paid refundable expenses for non-operational related companies. As of December 31, 2020, we have receivables from these companies in the amount of R$ 0.3 million, the same as of December 31, 2019.

Prepayments to Employees

We advanced payments to our employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI), in the amount of R$0.5 million, compared to R$0.8 million in December 2019.

C.	Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Dividends and Dividend Policy

We intend to pay semi-annual cash dividends on our common shares initially at an amount equal to at least 75% of our Distributable Earnings, or 100% of profit of the year,  the lower of the two.

We can repurchase shares to reach the 75% of Distributable Earnings distribution if 100% of profit of the year are not enough to support a full cash distribution.

We do not have a legal obligation to pay a semi-annual dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends.

In 2020, 2019 and 2018, Vinci Partners Brazil paid dividends totaling R$176.3 million, 76.2 million and R$45.9 million, respectively. During 2020 Vinci Partners Brazil had declared dividends related to earnings through the year ended December 31, 2020 totaling R$261.6 million, of which R$123.2 million remained unpaid as of December 31, 2020. During the first quarter of 2021, Vinci Partners paid dividends in the amount of R$ 116.4 million, with R$6.8 million of declared dividends unpaid as of March 31, 2021. See also “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of Our Results of Operations—Partner Dividends” regarding our historical practice for distributing dividends to our partners.

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

Additionally, please refer to “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in Brazil in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of December 31, 2020, we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for which we believe a loss is probable in accordance with accounting rules. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

For further information, see note 21 to our audited consolidated financial statements.

Civil Matters

The civil claims to which we are a party generally relate to consumer claims, including those related to portfolio management. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of December 31, 2020, we were not aware of any legal proceedings of a civil nature for which we believe a loss is probable or possible in accordance with applicable accounting rules.

Labor Matters

The labor claims to which we are a party are typically filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers, portfolio companies, and service providers, and generally relate to alleged unpaid labor benefits. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

As of December 31, 2020, we were party to 10 labor-related judicial and administrative proceedings though we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for labor-related matters for which we believe a loss is probable in accordance with accounting rules. Out of those 10 proceedings, we were party to 8 labor lawsuits totaling R$1.9 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

Tax and Social Security Matters

As of December 31, 2020, we were party to administrative proceedings and five judicial tax and social security proceedings, which amount to a total of R$22.2 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. The main proceeding, which was filed in 2018 to charge debts related to IRPJ/CSLL/PIS/COFINS of the fiscal year of 2013, and amounts to a total of R$15.3 million payment, which already corresponds to the principal amount plus the fine and interest as of December 31, 2020. The other proceedings relate to social security contributions on profit sharing payments to employees made in 2011 and 2012 and ISS on export of services charged by the municipality of São Paulo.

We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

We have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings related to tax and social security matters for which we believe a loss is probable in accordance with accounting rules.

B.	Significant changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

In January, 2020, we completed our IPO. Our common shares have been listed on the Nasdaq Global Select Market since January, 2020 under the symbol “VINP”.

B.	Plan of distribution

Not applicable.

C.	Markets

For a description of our publicly traded common shares, see “—A. Offering and listing details.”

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

General

Vinci Partners Investments Ltd. was incorporated on September 21, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Act (Revised) of the Cayman Islands, or the Companies Act.

Our affairs are governed principally by: (1) Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and we have, for such purposes, full rights, powers and privileges. Our registered office is c/o Harneys Fiduciary (Cayman) Limited, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Our Articles of Association authorize the issuance of up to 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association) and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association. As of the date of this annual report, we have 42,447,349 Class A common shares and 14,466,239 Class B common shares of our authorized share capital issued and outstanding.

Our Class A common shares have been approved for listing on the Nasdaq under the symbol “VINP.”

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. A holder of Class B common shares may convert Class B common shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Common Shares.”

At the date of this annual report, our total authorized share capital is US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;

•	250,000,000 shares are designated as Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association); and

•	250,000,000 shares are as yet undesignated and shall have the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association.

We currently have a total issued share capital of US$ 1,024,444,584, divided into 56,913,588 common shares. Those common shares are divided into 42,447,349 Class A common shares and 14,466,239 Class B common shares.

Treasury Stock

At the date of this annual report, Vinci Partners has no shares in treasury.

Issuance of Shares

Except as expressly provided in Vinci Partners’ Articles of Association, Vinci Partners’ board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount to par, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, Vinci Partners shall not issue bearer shares.

Vinci Partners’ Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a statutory amalgamation, merger, consolidation, arrangement or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby a holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow such holder to maintain its proportional ownership interests in Vinci Partners (following an offer by Vinci Partners to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vinci Partners pursuant to Vinci Partners’ Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, the holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Vinci Partners’ Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

Vinci Partners’ fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) a holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share; (2) Class B common shares have certain conversion rights; and (3) a holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Vinci Partners’ Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(1) Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares; however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by the proposal;

(2) the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(3) the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if Vinci Partners issues Class A common shares, it must first make an offer to the holders of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vinci Partners. This right to maintain a proportional ownership interest may be waived by holders of Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon (1) any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to partnerships, corporations and other entities controlled by Mr. Sayão da Silva and (2) the death or permanent disability of Mr. Sayão da Silva. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total aggregate number of common shares outstanding.

No class of Vinci Partners’ common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in Vinci Partners’ Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Vinci Partners is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which Vinci Partners is a party, or (2) tender or exchange offer by Vinci Partners to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at, any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Vinci Partners’ board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Vinci Partners at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Vinci Partners in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Vinci Partners is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors; provided that the board of directors of Vinci Partners has the discretion whether or not to hold an annual general meeting in 2020. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Vinci Partners may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in Rio de Janeiro, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Vinci Partners’ Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Vinci Partners will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

Pursuant to Vinci Partners’ Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Vinci Partners is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Vinci Partners and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Vinci Partners and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Vinci Partners and any person or persons to waive or limit the same, shall apply Vinci Partners’ property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Vinci Partners.

Changes to Capital

Pursuant to the Articles of Association, Vinci Partners may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	subdivide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Vinci Partners’ shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, Vinci Partners may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Vinci Partners may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

Our Class A common shares are traded on the Nasdaq in book-entry form and may be transferred in accordance with Vinci Partners’ Articles of Association and Nasdaq’s rules and regulations.

However, Vinci Partners’ board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Vinci Partners in respect thereof;

•	the instrument of transfer is lodged with Vinci Partners, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Vinci Partners; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and the Articles of Association permit Vinci Partners to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Vinci Partners, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We intend to pay semi-annual cash dividends on our common shares initially at an amount equal to at least 75% of our Distributable Earnings, or 100% of profit of the year, the lower of the two. We can repurchase shares to reach the 75% of Distributable Earnings distribution if 100% of profit of the year are not enough to support a full cash distribution. Subject to the Companies Act, Vinci Partners’ shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. Dividends may be declared and paid out of funds lawfully available to Vinci Partners. We do not have a legal obligation to pay a semi-annual dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends. Except as otherwise provided by the rights attached to shares and the Articles of Association of Vinci Partners, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of Vinci Partners’ common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

Vinci Partners is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to eleven directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Vinci Partners’ shares are admitted to trading on the Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Our directors are Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Paulo Fernando Carvalho de Oliveira, Lywal Salles Filho, Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho. Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Vinci Partners’ business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Vinci Partners, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of Vinci Partners shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent Vinci Partners’ accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Our Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, are recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Vinci Partners must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Vinci Partners is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Vinci Partners, the person or member aggrieved (or any shareholder of Vinci Partners, or Vinci Partners itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

Vinci Partners is an exempted company with limited liability under the Companies Law. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we currently comply and intend to continue to comply with the Nasdaq rules in lieu of following home country practice.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Vinci Partners or management that shareholders may consider favorable. In particular, the capital structure of Vinci Partners concentrates ownership of voting rights in the hands of Mr. Sayão da Silva. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Vinci Partners to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Vinci Partners. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Vinci Partners are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since Gilberto Sayão da Silva owns of all of the Class B common shares, Mr. Sayão da Silva currently has the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as Mr. Sayão da Silva has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vinci Partners, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vinci Partners has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vinci Partners. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 77.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.”

Preferred Shares

Vinci Partners’ board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Vinci Partners’ board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of the Company.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Vinci Partners in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Vinci Partners, general corporate claims against Vinci Partners by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Vinci Partners’ Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Vinci Partners, or derivative actions in Vinci Partners’ name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Vinci Partners; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of Vinci Partners have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below and the Liquidity Restrictions described in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Existing Shareholders’ Agreements—Liquidity Restrictions on Pre-IPO Quotaholders,” be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Vinci Partners and our directors and executive officers have agreed, in the context of our IPO, to lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of the IPO without the prior consent of the representatives for the IPO underwriters. However, such underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in our registration statement on Form F-1 (File no. 333-251871), filed with the SEC on January 4, 2021.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to Vinci Partners and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration that: (1) the solvency of the consolidated or surviving company; (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies; provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Vinci Partners is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, Vinci Partners itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Vinci Partners in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Vinci Partners has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Vinci Partners’ Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Vinci Partners to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law).

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by the Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee nor do we have any current intention to establish one.

Borrowing Powers

Vinci Partners’ directors may exercise all the powers of Vinci Partners to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Vinci Partners or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Vinci Partners’ Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Vinci Partners or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Vinci Partners’ directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Vinci Partners’ Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, which will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Vinci Partners’ Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the company. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Vinci Partners’ Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Vinci Partners’ Articles of Association do not provide for cumulative voting. As a result, the shareholders of Vinci Partners are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Vinci Partners cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, Vinci Partners may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). Vinci Partners’ Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Vinci Partners.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Vinci Partners’ Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Vinci Partners’ Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Vinci Partners’ Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Vinci Partners’ Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Vinci Partners’ shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material contracts

See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange controls

The Cayman Islands currently has no exchange control restrictions.

E.	Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands. This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our Class A common shares. This discussion applies only to a U.S. Holder that holds our Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Class A common shares as part of a straddle, wash sale, hedging transaction, conversion transaction or integrated transaction or entering into a constructive sale with respect to Class A common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Code;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;” or

•	persons that own or are deemed to own ten percent or more of our stock (by vote or value) or

•	persons owning shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax considerations of owning and disposing of the Class A common shares. This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of Class A common shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our Class A common shares in their particular circumstances.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a PFIC, as described below.

Taxation of Distributions

Any distributions paid on our Class A common shares, other than certain pro rata distributions of our Class A common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. In order to qualify for qualified dividend income treatment, U.S. Holders must meet certain holding period requirements, and we must not be classified as a PFIC in the current or prior year of the year in which the dividend is paid. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The Nasdaq, on which the Class A common shares are listed, is an established securities market in the United States, and we expect that our Class A common shares should qualify as readily tradable, although there can be no assurances in this regard. The amount of any dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt.

Sale or Other Disposition of Class A Common Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A common shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the Class A common shares for more than one year. Long-term capital gains of individuals and other non-corporate U.S. Holders are eligible for reduced rates of taxation. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition. This gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets, and receive directly our proportionate share of the income, of any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. As an investment platform, we generate active income primarily from our management services. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our Class A common shares, we do not believe that we were a PFIC for 2020 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold a substantial amount of cash following our IPO, which is categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Furthermore, we intend to use the proceeds from our IPO to fund investments, which may generate, at least in part, passive income. To the extent that growth in any such passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions to us by a Lower-tier PFIC; and (ii) our disposition of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder may not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our Class A common shares, absent making certain elections (as described below), such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over a U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received on a U.S. Holder’s Class A common shares exceeds 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Nasdaq, on which the Class A common shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If a U.S. Holder makes the mark-to-market election, such holder generally will recognize as ordinary income any excess of the fair market value of such holder’s Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in their Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A common shares. We do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election.

In addition, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply if we were a PFIC for the taxable year in which we paid a dividend or the prior taxable year.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless a U.S. Holder (i) is a corporation or other exempt recipient; or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that such holder is not subject to backup withholding.

A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each taxable year for which such form is required to be filed. As a result, the taxable years with respect to which a U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the Class A common shares.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Currency Risk

We are subject to foreign currency risk in connection with our international operations, exclusively in respect of the U.S. dollar. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group. See note 4(b)(i) to our audited consolidated financial statements for a summary of the foreign assets and liabilities to which we are exposed.

Interest Rate Risk

Our profit or loss is sensitive to higher or lower interest income from cash and cash equivalents and Mutual Funds as a result of changes in interest rates. See note 4(b)(ii) to our audited consolidated financial statements for a summary of our sensitivity to changes in interest rates.

The following are the risk rates that we are exposed to: (1) SELIC rate; (2) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (3) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo);

Price Risk

Price risk is the risk arising from price changes in investment fund portfolios and shares listed on the stock exchange held in our portfolio, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

The majority of our financial investments that are exposed to significant price risk are the private equity investments. See 5(d) to our audited consolidated financial statements for a sensitivity analysis of the price risk for assets held by us.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits. Our risk department is responsible for the structure and management of risks and is under the supervision of the board of directors, for the avoidance of any conflicts of interest with departments requiring liquidity.

Liquidity risk control is based on forecasts of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods. The stressed scenario models for delays in private credit assets and the extent to which possible stress would affect our liquidity conditions.

See note 4.1(c) of our audited consolidated financial statements for a summary of our net debt as of December 31, 2020, 2019 and 2018.

Credit Risk

Credit risk is the risk of suffering financial losses related to noncompliance by any of our clients and market counterparties with financial obligations and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.

Credit risk includes, among other risks: (1) noncompliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (2) losses related to noncompliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (3) cash disbursements to honor credit commitments or other transactions of a similar nature; and (4) losses associated with noncompliance by intermediaries or borrower with financial obligations pursuant to financing agreements.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by us and to meet our business strategy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American depositary shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Defaults

No matters to report.

Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material modifications to instruments

Not applicable.

B.	Material modifications to rights

Not applicable.

C.	Withdrawal or substitution of assets

Not applicable.

D.	Change in trustees or paying agents

Not applicable.

E.	Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2020, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk factors”.

B.	Management’s annual report on internal control over financial reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

The audit committee, which consists of Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.

ITEM 16B. Code of ethics

We have adopted a code of ethics applicable to the board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Since its effective date, we have not waived compliance with the code of ethics.

ITEM 16C. Principal accountant fees and services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2020 and 2019. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2020, 2019 and 2018. The appointment of PricewaterhouseCoopers Auditores Independentes, as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the audit committee of Vinci Partners.

	2020	2019
	(in thousands of reais)
Audit fees	3,388	486
Audit-related fees	285	-
Tax fees	-	-
All other fees	-	-
Total	3,673	486

Audit fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Audit-related fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

Tax fees

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.

All other fees

There were no other fees in 2020 or 2019.

Audit committee pre-approval policies and procedures

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, in connection with the establishment of our audit committee (which was undertaken as a result of our IPO, we introduced a procedure for the review and preapproval of any services performed by PricewaterhouseCoopers Auditores Independentes, including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of PricewaterhouseCoopers Auditores Independentes for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

ITEM 16D. Exemptions from the listing standards for audit committees

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Status.”

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

None.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;

•	the requirement under Section 5605(c)(2)(A) of Nasdaq listing rules notes that the audit committee must be comprised of at least three members;

•	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•	the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•	the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-65 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1	Description of Securities registered under Section 12 of the Exchange Act.*
3.1	Memorandum and Articles of Association of Vinci Partners Investments Ltd. (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 2 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 25, 2021).**
10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 2 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 25, 2021).**
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*
14.1	English translation of the Code of Ethics of Vinci Partners (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 2 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 25, 2021).**
21.1	List of subsidiaries.*
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Previously filed.

***	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not be filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 27, 2021

Vinci Partners Investments Ltd.

By:	/s/ Alessandro Monteiro Morgado Horta
	Name:	Alessandro Monteiro Morgado Horta
	Title:	Chief Executive Officer

By:	/s/ Sergio Passos Ribeiro
	Name:	Sergio Passos Ribeiro
	Title:	Chief Operating Officer and Chief Financial Officer

Vinci Partners
Investimentos Ltda.

Report of independent registered
public accounting firm

Report of independent registered
public accounting firm

To the Quotaholders of Vinci Partners Investimentos Ltda.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Vinci Partners Investimentos Ltda. and its subsidiaries (the "Company") as of December 31, 2020 and December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Rio de Janeiro, March 5, 2021

/s/ PricewaterhouseCoopers

Auditores Independentes

We have served as the Company's auditor since 2010.

Vinci Partners Investimentos Ltda.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	12/31/2020	12/31/2019

Current assets
Cash and cash equivalents	5(d)	83,449	3,896
Cash and bank deposits	5(d)	13,096	3,564
Financial instruments at fair value through profit or loss	5(d)	70,353	332
Financial instruments at fair value through profit or loss	5(c)	8,253	85,944
Trade receivables	5(a)	47,978	58,808
Sub-leases receivable	10	2,963	2,883
Taxes recoverable		1,153	789
Other assets	6	12,383	5,044
Total current assets		156,179	157,364

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	31,596	24,164
Trade receivables	5(a)	27,545	15,961
Sub-leases receivable	10	-	2,717
Taxes recoverable		134	513
Deferred taxes	18	4,568	2,207
Other assets	6	1,540	1,330
		65,383	46,892

Property and equipment	8	15,043	16,412
Right of use - Leases	10	90,478	88,384
Intangible assets	9	1,441	2,720
		172,345	154,408

TOTAL		328,524	311,772

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated balance sheets

All amounts in thousands of reais

Liabilities and equity	Note	12/31/2020	12/31/2019

Current liabilities
Trade payables		1,039	326
Leases	10 and 5(e)	19,828	17,738
Accounts payable	11	125,795	37,669
Labor and social security obligations	12	40,724	30,948
Taxes and contributions payable	13	22,878	16,297
Total current liabilities		210,264	102,978

Non-current liabilities
Accounts payable	11	33	33
Leases	10 and 5(e)	86,371	85,153
Deferred taxes	18	12,620	8,883
		99,024	94,069

Equity	14
Quota capital		8,730	8,595
Retained earnings		-	91,430
Other reserves		10,491	8,119
		19,221	108,144

Non-controlling interests in the equity of subsidiaries		15	6,581

Total equity		19,236	114,725

Total liabilities and equity		328,524	311,772

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of income

Years ended December 31

All amounts in thousands of reais unless otherwise stated

Statements of Income	Note	2020	2019	2018

Net revenue from services rendered	15	339,892	296,717	172,204

General and administrative expenses	16	(124,245)	(113,287)	(90,755)

Operating profit		215,647	183,430	81,449

Finance income	17	10,050	21,161	8,723
Finance expenses	17	(13,097)	(12,476)	(12,472)

Finance profit/(loss), net		(3,047)	8,865	(3,749)

Profit before income taxes		212,600	192,115	77,700

Income taxes	18	(43,446)	(36,483)	(21,022)

Profit for the year		169,154	155,632	56,678

Attributable to the quotaholders of the parent company		170,199	151,373	56,613
Attributable to non-controlling interests		(1,045)	4,259	65

Basic and diluted earnings per quota		19.60	17.41	6.54

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of comprehensive income

Years ended December 31

All amounts in thousands of reais

	2020	2019	2018

Profit for the year	169,154	155,632	56,678

Other comprehensive income

Items that may be reclassified to profit or loss:
Foreign exchange variation of investee located abroad
Vinci Financial Ventures (VF2) GP	-	16	39
Vinci Capital Partners GP Limited	69	326	670
Vinci USA LLC	2,284	(1)	(2)
Vinci Capital Partners F III GP Limited	19	2	12

Total comprehensive income for the year	171,526	155,975	57,397

Attributable to:
Quotaholders of the parent company	172,571	151,716	57,332
Non-controlling interests	(1,045)	4,259	65

	171,526	155,975	57,397

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of changes in equity

All amounts in thousands of reais

	Quota	Retained	Other	Treasury		Non-controlling	Total
	capital	earnings	reserves	quotas	Total	interests	equity

At January 01, 2018	8,550	38,857	7,057	-	54,464	1,635	56,099

Profit for the year	-	56,613	-	-	56,613	65	56,678
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	719	-	719	-	719
Capital increase	270	-	-	-	270	266	536
Allocation of profit:
Dividends	-	(45,759)	-	-	(45,759)	(207)	(45,966)

At December 31, 2018	8,820	49,711	7,776	-	66,307	1,759	68,066

Profit for the year	-	151,373	-	-	151,373	4,259	155,632
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	343	-	343	-	343
Capital increase	-	-	-	-	-	580	580
Treasury quotas bought	-	-	-	(225)	(225)	-	(225)
Treasury quotas canceled	(225)	-	-	225	-	-	-
Allocation of profit:
Dividends	-	(109,654)	-	-	(109,654)	(17)	(109,671)

At December 31, 2019	8,595	91,430	8,119	-	108,144	6,581	114,725

Profit for the year	-	170,199	-	-	170,199	(1,045)	169,154
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	2,372	-	2,372	-	2,372
Capital increase (deacrease)	135	-	-	-	135	(900)	(765)
Acquisition of non-controlling quotas						(1,183)	(1,183)
Allocation of profit:
Dividends	-	(261,629)	-	-	(261,629)	(3,438)	(265,067)

At December 31, 2020	8,730	-	10,491	-	19,221	15	19,236

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of cash flows

Years ended December 31

All amounts in thousands of reais unless otherwise stated

	2020	2019	2018
Cash flows from operating activities

Profit before taxation	212,600	192,115	77,700
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	13,228	16,520	17,520
Unrealized gain of financial instruments at fair value through profit or loss	(8,251)	(20,104)	(7,103)
Finance expense on liabilities at amortized cost	203	181	162
Allowance for expected credit loss	59	69	52
Financial result on lease agreements	11,691	11,180	10,584
	229,530	199,961	98,915
Changes in assets and liabilities
Accounts receivables	(813)	(53,798)	(4,762)
Taxes recoverable	15	(639)	439
Other assets	(7,549)	(3,500)	144
Trade payables	713	115	(2,629)
Accounts payable	(858)	1,899	(4,345)
Labor and social security obligations	9,776	13,053	695
Taxes and contributions payable	(5,246)	3,248	(1,362)
Payables to related parties	-	(27)	21
Other payables	-	(2,039)	2,507
	(3,962)	(41,687)	(9,292)

Cash generated from operations	225,568	158,274	89,623
Income tax paid	(30,242)	(25,932)	(16,339)
Net cash inflow from operating activities	195,326	132,342	73,284

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets	(2,016)	(1,737)	(965)
Acquisition of non-controlling quotas	(1,183)	-	-
Purchase of financial instruments at fair value through profit or loss	(375,006)	(273,051)	(192,083)
Sales of financial instruments at fair value through profit or loss	453,517	234,942	176,028

Net cash (outflow) from investing activities	75,312	(39,846)	(17,020)

Cash flows from financing activities
Issuance (purchase) of quotas	135	(225)	112
Advance to capital increase	-	-	580
Capital increase (deacrease) of non-controlling interests in the equity of subsidiaries	(900)	-	266
Lease payments, net of sublease received	(16,497)	(15,483)	(16,836)
Borrowings acquisitions (payments)	-	(8,500)	8,500
Dividends paid	(176,287)	(76,226)	(45,885)

Net cash (outflow) from financing activities	(193,549)	(100,434)	(53,263)

Net increase (decrease) in cash and cash equivalents	77,089	(7,938)	3,001

Cash and cash equivalents at the beginning of the year	3,896	11,713	8,240

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	2,464	121	472

Cash and cash equivalents at the end of the year (Notes 6 and 7)	83,449	3,896	11,713

Non-cash financing activities

Dividends declared and not yet paid was R$ 123,191 (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investimentos Ltda. (referred to herein as "Entity", "Group" or "Vinci") started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (quotaholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual quotaholders of the Entity are disclosed in Note 14.

The Entity is established and domiciled in Brazil, and its headquarters are located at Rua Bartolomeu Mitre nº 336, Leblon, in the city of Rio de Janeiro.

The issuance of these financial statements was authorized by the Entity's management on March 5, 2021.

Corporate reorganization

Prior to the consummation of the initial public offering, on January 15, 2021 the individual partners of Vinci contributed the entirety of their quotas in Vinci to Vinci Partners Investments Ltd (referred to herein as "Vinci Partners Ltd"), a Cayman Islands exempted company incorporated with limited liability for purposes of effectuating the initial public offering of Vinci Partners Ltd.

In return for this contribution Vinci Partners Ltd issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci in exchange for the quotas of Vinci contributed to Vinci Partners Ltd, or the Contribution. Until the Contribution, Vinci Partners Ltd did not commence operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

The reorganization mentioned above is disclosed in these financial statements as a non-adjusting post balance sheet event, with the impacts to be reflected in financial statements for periods subsequent to December 31, 2020.

Initial Public Offering (IPO) – Vinci Partners Ltd

On January 28, 2021 Vinci Partners Ltd announced the price of its public offering of the Class A common shares. being offered 13,873,474 Class A common shares. The impact of the transaction is disclosed in these financial statements as a non-adjusting post balance sheet event, with the accounting impacts to be reflected in financial statements for periods subsequent to December 31, 2020. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci Partners Ltd has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

On February 1, 2021, Vinci Partners Ltd announced the closing of its initial public offering The net proceeds from the offering were US$ 232 million, after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021 under the ticker symbol "VINP."

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

In connection with the offering, Vinci Partners has granted the underwriters a 30-day option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions. On February 8, 2021, Vinci Partners Ltd received net proceeds of US$ 23 million in respect of the additional 1,398,014 Class A common shares issued.

Vinci Partners Ltd intends to use the net proceeds from the offering to (1) to fund investments in its own products alongside its investors; (2) to pursue opportunities for strategic transactions; and (3) for other general corporate purposes.

Impacts of the coronavirus pandemic (COVID-19)

Since January 2020, the outbreak of coronavirus has impacted global commercial activities. The rapid development of the pandemic generated significant uncertainty of the real consequences of an ultimate impact. During the year there was a continued adverse effect on economic and market conditions that triggered a period of global economic slowdown.

The COVID-19 pandemic and government measures taken in response thereto have caused disruptions in some of our funds' portfolio companies' businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil lasting over six months. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. These factors have adversely impacted certain companies in our investment portfolio and severely disrupted operations and economic conditions generally. Finally, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, despite the adverse impact, Vinci expanded its operations during the pandemic and had increased its total assets, net revenue, profits and did not record any impairment in 2020 as result of COVID-19. Additionally the Group completed its Initial Public Offering ("IPO") on the Nasdaq Global Select Market in January 2021.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for the financial instruments assets that have been measured at fair value.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(a)	Consolidated financial statements

Ownership interest in subsidiaries at December 31 is as follows:

	Interest - %

	2020	2019	2018

Direct subsidiaries
Vinci Assessoria financeira Ltda. (*)	100	100	100
Vinci Equities Gestora de Recursos Ltda. (*)	100	100	100
Vinci Gestora de Recursos Ltda. (*)	100	100	100
Vinci Capital Gestora de Recursos Ltda. (*)	100	100	100
Vinci Gestão de Patrimônio Ltda.	100	100	100
Vinci Real Estate Gestora de Recursos Ltda. (**)	100	80	80
Vinci Capital Partners GP Limited.	100	100	100
Vinci USA LLC	100	100	100
Vinci GGN de Recursos Ltda. (*)	100	100	100
Vinci Infraestrutura Gestora de Recursos Ltda. (***)	100	80	80
Vinci Financial Ventures (VF2) GP (****)	-	100	100
Vinci Capital Partners GP III Limited.	100	100	100
GGN GP LLC	100	100	-
Amalfi Empreendimentos e Participações Ltda.	100	100	-

(*)	Minority interest represents less than 0.001%.

(**)	On August 31, 2020, Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 657 for the acquisition of 657,200 quotas.

(***)	On November 21, 2020, Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 526 for the acquisition of 526.020 quotas.

(****)	Vinci Financial Ventures (VF2) GP was terminated on June 2nd, 2020.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

The CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The strategic decisions of Group comprise eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services, (v) Investment products and solutions; (vi) real estate; (vii) infrastructure and (viii) Credit (Note 20).

2.3	Foreign currency translation

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in thousands of Brazilian reais, which is the Entity's functional currency and also its presentation currency. All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss.

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

• assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

• income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

• all resulting exchange differences are recognized in other comprehensive income.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

2.4	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.5	Financial assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

• those to be measured subsequently at fair value (either through OCI or through profit or loss), and

• those to be measured at amortized cost.

The classification depends on the Entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv) Impairment

The group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

2.6	Trade receivables

Receivables are amounts due for financial advisory services and for investment fund management services rendered in the ordinary course of Group's business. Except for unrealized performance fee, collection is expected in less than one year; therefore, they are classified as current assets.

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less allowance for losses. See note 5 for further information about the Group's accounting for trade receivables.

The Group use a provision matrix to calculate expected credit losses, for trade receivables. The provision rates are based on days past due for customer. The provision matrix is initially based on our historical observed default rates. When applicable, the Group calibrate the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the expected credit losses on our trade receivables and contract assets is disclosed in note 5.

2.7	Intangible assets

Computer software

Computer software licenses purchased are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use.

•	Management intends to complete the software product and use or sell it.

•	There is an ability to use or sell the software product.

•	It can be demonstrated how the software product will generate probable future economic benefits.

•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available.

•	The expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of applicable overheads.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. Refer to note 9 for details about amortization methods and periods used by the Group for intangible assets.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Other development expenditures that do not meet these criteria are recognized as an expense as incurred.

Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. During the years ended December 31, 2020 and 2019 management do not identify any event that could impact the recoverable value of the intangible assets.

2.8	Property and equipment

Property and equipment are stated at cost, less depreciation calculated on the straight-line method, based on the estimated economic useful lives of the assets, using the following annual rates: furniture and fixtures, telephony equipment and facilities have a useful life of 10 years; IT equipment has a useful life 5 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

2.9	Leases

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options.

Extension and termination options are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The following factors are normally the most relevant:

-	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

-	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

-	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

2.10	Trade payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.11	Provisions

Provisions for legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.12	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's quotaholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. The provision is recognized in labor and social security obligations and the related expense in general and administrative expense.

2.13	Income taxes

The income tax and social contribution expenses for the year comprise current taxes. Taxes on income are recognized in the statement of income.

The current income tax and social contribution are calculated on the basis of the tax laws enacted by the balance sheet date. Management periodically evaluates positions taken by the Entity in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

The Entity recognizes liabilities for situations where it is probable that additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

As permitted by tax legislation, certain of the Entity's investees opted for the deemed profit regime, according to which the income tax calculation basis is 32% of revenues from service rendering and 100% of finance income, on which regular rates of 15% are levied, plus an additional 10% for income tax over a certain limit and 9% for social contribution. The Entity opted for the actual taxable profit regime. The entities that opted for the deemed profit regime evaluates their income tax and social contribution expenses based on the services revenue and realized investment income recognized on monthly basis.

2.14	Capital

Ordinary quotas are classified as equity.

Incremental costs directly attributable to the issue of new quotas or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

Earnings per quota

(i) Basic earnings per quota

Basic earnings per quota is calculated by dividing:

• the profit attributable to owners of the Entity;

• by the weighted average number of quotas outstanding during the financial year, adjusted for bonus elements in quotas issued during the year and excluding treasury quotas.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(ii) Diluted earnings per quota

Diluted earnings per quota adjusts the figures used in the determination of basic earnings per quota to take into account:

• the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary quotas, and;

• the weighted average number of additional ordinary quotas that would have been outstanding assuming the conversion of all dilutive potential ordinary quotas.

2.15	Revenue recognition

Accordingly to IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for financial advisory and investment fund management services rendered in the ordinary course of the Group's activities. Revenue is shown net of taxes, returns, rebates and discounts.

Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 20 "Segment Reporting" for a disaggregated presentation of revenues from contracts with customers., as follows:

(a)	Management fees

Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci to provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.1% and 2%.

(b)	Performance fees

Brazilian regulation set forth certain minimum criteria for the performance fee structures of fund managed by Vinci, as described below:

•	Performance fee must be assessed based on a verifiable index, the benchmark, obtained from an independent source, and compatible with the corresponding fund investment policy.

•	Performance fee may not be calculated at a percentage lower than 100.0% of the index.

•	The performance fee cannot be charged in a period less than 6 months (except for private asset funds).

•	The performance fee shall be calculated based on net asset value, including management fees and all other expenses and may consider any distribution for shareholders in the calculation.

As a multi-asset-class asset management firm, Vinci manage a number of funds with different performance fee structures that may be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees every semester based

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

on the performance of the fund above the benchmark or when the customer makes a redemption and a performance fee is due. For hedge funds and credit funds, performance fees are generally benchmarked to the Interbank Deposit Certificate index, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Amplified Consumer Price Index, or IPCA, plus a fixed real interest rate or a market index such as the Market Index Sub-Index B from the Brazilian Financial and Capital Markets Association, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our "long only" and "long-biased" strategies, performance fees are assessed to the IBOVESPA index, under the dividend strategy performance fees are tied to the IDIV index, and for the small cap funds we use SMLL index.

For closed-ended funds focused on value generation, such as the private equity and infrastructure funds, we follow a European-style waterfall structure and the threshold and carry is different between the Brazilian funds and the foreign investor funds. For the Brazilian funds we use a threshold of IPCA plus 8% and a carried interest over capital invested plus the return of IPCA. For the foreign investor funds, the threshold is an 8% return in U.S. dollars and the carried interest is on excess return over the capital contribution.

For the closed-ended funds focused on income such as real estate funds, we charge a performance fee every semester over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

The performance revenue is determined and recorded at the end of the reporting period and are not subject to clawback once paid.

The Entity recognize the revenue according to IFRS 15. Unrealized performance fees are recognized when the revenue is highly probable that they will not be reversed in the income statements, even if the established period given in the fund's memorandum is not concluded.

(c)	Financial advisory services

Financial advisory fees are related to the service provided by Vinci Assessoria Financeira Ltda. on the support of mergers and acquisitions transactions. Substantially, the fees are recognized when the transaction is concluded, based on success fees.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity comprises the provision for impairment of trade receivables, provision for profit sharing, and the revenue recognition of management fees for some funds abroad and the fair value measurement of financial assets.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a central treasury department (group treasury) under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci's treasury manages credit risk on a group basis. As of December 31, 2020, and 2019 the expected credit losses is considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The group has the following types of financial assets that are subject to the expected credit loss model:

> trade receivables

> debt investments carried at amortized cost, and

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

The Group's exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:

The amounts presented in the table below are originally presented in US Dollar and were converted into Brazilian Reais (R$) by the foreign exchange rate at the closing date.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Balance sheet	12/31/2020	12/31/2019

Cash and cash equivalents	11,676	3,304
Trade receivable	3,151	3,846
Other receivables	1,206	935
Current assets	16,033	8,085

Leases, property and equipment	4,049	4,033
Non-current assets	4,049	4,033

Trade payables	9	124
Lease	1,008	782
Labor and social security obligations	7,527	5,410
Current liabilities	8,544	6,316

Lease	2,712	2,732
Non-current liabilities	2,712	2,732

Net Equity	8,826	3,070

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	12/31/2020	12/31/2019	12/31/2019

Financial revenue	416	56	169
Financial expense	(193)	(196)	(225)

Net foreign exchange result, net	223	(140)	(56)

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

The table below summarize the sensitivity of changes in interest rates.

	Impact on post-tax profit
	2020	2019

Interest rates – increase by 70 basis points *	288	195
Interest rates – decreased by 100 basis points *	(412)	(279)

* Holding all other variables constant

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments, that are exposed to significantly price risk are the private equity investments. Note 5(d) demonstrate the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificate of deposits of R$ 83,449 (2019 – R$3,896) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	12/31/2020	12/31/2019
Cash and cash equivalents	83,449	3,896
Liquid investments (i)	8,253	85,944
Trade payables	(1,039)	(326)
Labor and social security obligations	(40,724)	(30,948)
Accounts payable	(125,828)	(37,702)
Lease liabilities	(106,199)	(102,891)
Net debt	(182,088)	(82,027)

(i) Liquid investments comprise current investments that are traded in an active market, being the Group's financial assets held at fair value through profit or loss.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Liquid investments
Net debt as at
1 January 2019	(30,846)	(93,004)	11,713	37,583
Cash flow and dividends provision	(37,949)	19,027	(7,938)	48,361

Amortization cost	(181)	-	-	-
Addition and financial expenses accrual	-	(29,016)	-	-

Foreign exchange adjustments	-	-	121	-
Other changes (ii)	-	102	-	-
31 December 2019	(68,976)	(102,891)	3,896	85,944
Cash flow and dividends provision	(98,412)	19,652	77,203	(77,681)

Amortization cost	(203)	-	-	-
Addition and finance expenses accrual	-	(21,949)	-	-
Foreign exchange adjustments	-	-	2,350	-
Other changes (ii)	-	(1,011)	-	-
31 December 2020	(167,591)	(106,199)	83,449	8,253

(ii) Other changes include non-cash movements, including CTA adjustments which will be presented as in other comprehensive income statement.

Maturities of financial liabilities

The tables below analyses the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at 31 December 2020	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(1,039)	-	-	(1,039)
Labor and social security obligations	(40,724)	-	-	(40,724)
Lease liabilities	(19,828)	(40,279)	(113,929)	(106,199)
Accounts payable	(125,795)	(33)	-	(125,828)
Total	(187,386)	(40,312)	(113,929)	(273,790)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities at 31 December 2019	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(326)	-	-	(326)
Labor and social security obligations	(30,948)	-	-	(30,948)
Lease liabilities	(17,738)	(37,914)	(120,884)	(102,891)
Accounts payable	(37,669)	(33)	-	(37,702)
Total	(86,681)	(37,947)	(120,884)	(171,867)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of				Total	Carrying amount
financial liabilities	Rio de Janeiro	São Paulo	NY Office	contractual	non-current
At 31 December 2020	Office (BM336)	Office	(3rd Avenue)	cash flows	liabilities

2022	(17,148)	(2,930)	(1,038)	(21,116)	(17,635)
2023	(17,148)	(977)	(1,038)	(19,163)	(14,254)
2024	(17,148)	-	(1,038)	(18,186)	(12,004)
2025	(17,148)	-	-	(17,148)	(9,871)
2026	(17,148)	-	-	(17,148)	(8,740)
2027	(17,148)	-	-	(17,148)	(7,738)
2028	(17,148)	-	-	(17,148)	(6,851)
2029	(17,148)	-	-	(17,148)	(6,066)
2030	(10,003)	-	-	(10,003)	(3,212)
Total	(147,187)	(3,907)	(3,114)	(154,208)	(86,371)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Contractual maturities of				Total	Carrying amount
financial liabilities	Rio de Janeiro	São Paulo	NY Office	contractual	non-current
At 31 December 2019	Office (BM336)	Office	(3rd Avenue)	cash flows	liabilities

2021	(15,617)	(2,535)	(805)	(18,957)	(15,819)
2022	(15,617)	(2,535)	(805)	(18,957)	(14,065)
2023	(15,617)	(845)	(805)	(17,267)	(11,401)
2024	(15,617)	-	(805)	(16,422)	(9,618)
2025	(15,617)	-	-	(15,617)	(7,959)
2026	(15,617)	-	-	(15,617)	(7,047)
2027	(15,617)	-	-	(15,617)	(6,239)
2028	(15,617)	-	-	(15,617)	(5,524)
2029	(15,617)	-	-	(15,617)	(4,891)
2030	(9,110)	-	-	(9,110)	(2,590)
Total	(149,663)	(5,915)	(3,220)	(158,798)	(85,153)

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The group classifies its financial assets in the following measurement categories:

•	those measured at fair value or through profit or loss, and

•	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	12/31/2020	12/31/2019

Trade receivables	(a)	75,523	74,769
Other financial assets at amortized cost	(b)	474	817
Cash and cash equivalents	(d)	83,449	3,896
Financial assets at fair value through profit or loss (FVPL)	(c)	39,849	110,108
		199,295	189,590

Financial liabilities

Liabilities at amortized cost	(e)	167,591	68,976
Lease liabilities	(e)	106,199	102,891
		273,790	171,867

The Group's exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Trade receivables

Current assets	12/31/2020	12/31/2019
Trade receivables from contracts with customers	48,127	58,898
Loss allowance	(149)	(90)

Non-current assets
Trade receivables from contracts with customers	27,545	15,961
	75,523	74,769

Trade receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current trade receivables are unrealized performance fees that management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Trade receivables allowance are presented in general and administrative expense.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

The loss allowances for trade receivables as at 31 December reconcile to the opening loss allowances as follows:

	2020	2019
Opening loss allowance at 1 January	(90)	(190)
Increase in trade receivable allowance recognized in profit or loss	(59)	(69)
Write-off	-	169
Closing loss allowance at 31 December	(149)	(90)

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity have not written any amount of trade receivables during 2020 (R$ 169 - 2019). Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost include the following debt instruments:

	12/31/2020	12/31/2019

Prepayments to employees (Note 6 (i))	474	817

These amounts generally arise from transactions outside the usual operating activities of the group. Interest are charged at commercial rates and collateral is not normally obtained.

All of the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Public equities funds;

-	Real Estate listed funds and

-	Private equity funds.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Financial assets measured at FVPL include the following categories:

	12/31/2020	12/31/2019

Current assets	8,253	85,944
Real estate listed funds	-	445
Mutual funds	8,253	84,665
Public equities funds	-	834

Non-current assets	31,596	24,164
Private equity funds	31,596	24,164

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds
	12/31/2020	12/31/2019

Vinci Multiestratégia FIM (i)	-	21,074
Vinci Valorem FIM	-	826
Vinci Selection FIC de FIM	-	537
Vinci Selection FIM	-	526
FI Vinci Renda Fixa CP (ii)	8,253	61,227
Vinci Atlas FIC de FIM	-	475
	8,253	84,665

(i) Vinci Multiestratégia FIM is focused to seek return to its quotaholders through investments in various classes of financial assets available in the fixed income, variable income, foreign exchange, derivatives and quotas of other investment funds, traded in the domestic and foreign markets, without the commitment to concentration in any specific class. In 2019, the fund's portfolio was composed primarily by Brazilian Government Bonds.

(ii) FI Vinci Renda Fixa CP is focused to seek return to its quotaholders through investments in various classes of financial assets available in the fixed income, derivatives and quotas of other investment funds, traded in the domestic markets, without exposition to variable income assets, foreign markets and leverage. As of December 2020, and 2019, the fund's portfolio is composed primarily by Brazilian Government Bonds.

Public equities funds
	12/31/2020	12/31/2019

Vinci Mosaico FIA	-	834
	-	834

Real Estate funds
	12/31/2020	12/31/2019

Vinci Shopping Centers FII	-	391
Vinci Offices FII (*)	-	54
	-	445

(*) Vinci Office FII became a listed Fund since November 2019.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Private Equity
	12/31/2020	12/31/2019

Vinci Capital Partners III Feeder FIP Multiestratégia	768	590
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	21,218	16,669
Vinci Infra Transmissão FIP - Infraestrutura (i)	6,128	4,875
Nordeste III FIP Multiestratégia	2,652	2,030
Vinci Impacto Ret IV FIP Multiestratégia	830	-
	31,596	24,164

(i) These funds are focused in acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations, that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of December 31, 2020, and 2019, these funds held investment in Linhas de Energia do Sertão Transmissora S.A. ("LEST") and Água Vermelha Transmissora de Energia S.A.

During the year, the following gains/(losses) were recognized in profit or loss:

	12/31/2020	12/31/2019	12/31/2018
Fair value gains (losses) on investments at FVPL recognized in finance income	9,066	20,244	7,130

d)	Cash and cash equivalents

Current assets	12/31/2020	12/31/2019
Cash and bank deposits	13,096	3,564
Certificate of deposit (i)	70,353	332
	83,449	3,896

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.50% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. During 2020 the increase in the amount is mainly related to the redemption made by Vinci in Mutual Funds, which were used to invest on the certificate of deposit.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

e)	Financial liabilities

	12/31/2020	12/31/2019

Current	187,386	86,681
Trade payables	1,039	326
Labor and social security obligations (Note 12)	40,724	30,948
Lease liabilities (i)	19,828	17,358
Accounts payable (Note 11)	125,795	37,669

Non-current	86,404	85,186
Lease liabilities (i)	86,371	85,153
Accounts payable (Note 11)	33	33

	273,790	171,867

(i) As of 31 December 2020, and 2019, the Group leased offices with a carrying amount of R$ 106,199 and R$ 102,891, respectively, under leases expiring within five to ten years. The carrying amount of the lease liabilities comprises the net present value of the future cash expenditures up to the termination of the lease term.

(i)	Recognized fair value measurements

(a)	Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On 31 December 2020
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	-	70,353	-	70,353
Public equities funds	-	-	-	-
Mutual funds	-	8,253	-	8,253
Private equity funds	-	-	31,596	31,596
Total Financial Assets	-	78,606	31,596	110,202

	On 31 December 2019
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	-	332	-	332
Public equities funds	-	834	-	834
Mutual funds	-	84,665	-	84,665
Real estate listed funds	445	-	-	445
Private equity funds	-	-	24,164	24,164
Total Financial Assets	445	85,831	24,164	110,440

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital) or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(c) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended 31 December 2020 and 2019:

Fair Value
Opening balance 1 January 2019	14,313
Purchases	6,110
Transfer between level 3 to 1	(90)
Sales and distributions	(12,972)
Gain recognized in finance income	16,803
Closing balance 31 December 2019	24,164
Purchases	1,748
Sales and distributions	(778)
Gain recognized in finance income	6,462
Closing balance 31 December 2020	31,596

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(d) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value at
Description	12/31/2020	12/31/2019	Valuation Technique	Unobservable inputs	Value input	Reasonable possible shift +/-	2019 Gain / (Losses)	2020 Gain / (Losses)	Possible shift in Gain and losses
Vinci Infra Coinvestimento I FIP – Infraestrutura	21,218	16,669	Discounted cash flow	Discount rate	7.99%	0.5% / 1%	12,870	4,548	Lower discount rate in 50 basis points would increase fair value by R$ 1,095 (R$ 559 – 2019) and higher discount rate in 100 basis points would decrease fair value by R$ 1,920 (1,992 – 2019)
Vinci Infra Transmissão FIP - Infraestrutura	6,128	4,875	Discounted cash flow	Discount rate	7.99%	0.5% / 1%	3,499	1,253	Lower discount rate in 50 basis points would increase fair value by R$ 656 (R$ 163 – 2019) and higher discount rate in 100 basis points would decrease fair value by R$ 682 (R$ 583 – 2019)
Nordeste III FIP Multiestratégia	2,652	2,030	Discounted cash flow	Discount rate	16.50%	0.5% / 1%	307	702	Lower discount rate in 50 basis points would increase fair value by R$ 9 and higher discount rate in 100 basis points would decrease fair value by R$ 18
Others	1,598	590	NAV Valuation	NAV	N/A	1% / 2%	128	(41)	Increased NAV in 100 basis points would increase fair value by R$ 26 (R$ 26 – 2019) and lower NAV in 200 basis points would decrease fair value by R$ 52 (R$ 52 – 2019)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

6       Other assets

	2020	2019

Prepayments to employees (i)	474	817
Sundry advances	159	192
Advances to projects in progress (ii)	7,882	4,009
Transaction costs (iii)	3,571	-
Other prepayments	81	117
Related parties receivables (iv)	260	301
Guarantee deposits	1,040	806
Sublease receivables	398	-
Others	58	132

	13,923	6,374

Current	12,383	5,044
Non-current	1,540	1,330

	13,923	6,374

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to transaction costs incurred by Vinci related to the initial public offering.

(iv)	Refers to an intercompany transaction. See note 19 for more details.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	The main information on the ownership interest held can be summarized as follows:

Entity	Principal activities	Place of business	Quotas	Equity	2020 Profit / (Loss) For the year
Vinci Assessoria Financeira Ltda.	Financial advisory services	Brazil	100%	3,464	20,059
Vinci Equities Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	4,584	30,045
Vinci Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	7,967	10,968
Vinci Capital Gestora de Recursos Ltda.	Private Equity Funds Management	Brazil	100%	176	33,460
Vinci Gestão de Patrimônio Ltda.	Funds management	Brazil	100%	8,440	31,987
Vinci Real Estate Gestora de Recursos Ltda.	Real Estate Funds Management	Brazil	100%	4,505	21,393
Vinci Capital Partners GP Limited	Funds General Partners	Cayman Islands	100%	171	(203)
Vinci USA LLC	Offhsore Funds Management	USA	100%	8,380	3,570
Vinci International Real Estate Ltd (*)	Offhsore Funds Management	USA	100%	61	-
Vinci Crédito Gestora de Recurso Ltda.	Credit Funds Managament	Brazil	100%	1,104	159
Vinci Infraestrutura Gestora de Recursos Ltda.	Infrastructure Funds Management	Brazi	100%	24,640	17,942
Vinci Financial Ventures (VF2) GP	Funds General Partners	USA	100%	-	(28)
Vinci Capital Partners GP III Limited	Funds General Partners	Cayman Islands	100%	69	(25)
Amalfi Empreendimentos e Participações Ltda.	Non-operational Company	Brazil	100%	18	(72)
GGN GP LLC	Funds General Partners	USA	100%	208	-

(*) Vinci International Real Estate Ltd is controlled by Vinci USA LLC, which holds 75% of interest in the company

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Entity	Principal activities	Place of business	Quotas	Equity	2019 Profit / (Loss) For the year
Vinci Assessoria Financeira Ltda.	Financial advisory services	Brazil	100%	532	3,143
Vinci Equities Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	30,531	40,974
Vinci Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	8,201	2,448
Vinci Capital Gestora de Recursos Ltda.	Private Equity Funds Management	Brazil	100%	18,107	72,230
Vinci Gestão de Patrimônio Ltda.	Funds management	Brazil	100%	10,680	19,620
Vinci Real Estate Gestora de Recursos Ltda.	Real Estate Funds Management	Brazil	80%	12,804	10,515
Vinci Capital Partners GP Limited	Funds General Partners	Cayman Islands	100%	305	(1,224)
Vinci USA LLC	Offhsore Funds Management	USA	100%	1,755	8,816
Vinci International Real Estate Ltd (*)	Offhsore Funds Management	USA	100%	198	681
Vinci Crédito Gestora de Recurso Ltda.	Credit Funds Managament	Brazil	100%	(5)	(272)
Vinci Infraestrutura Gestora de Recursos Ltda.	Infrastructure Funds Management	Brazi	80%	19,849	12,520
Vinci Financial Ventures (VF2) GP	Funds General Partners	USA	100%	15	(14)
Vinci Capital Partners GP III Limited	Funds General Partners	Cayman Islands	100%	75	(107)
Amalfi Empreendimentos e Participações Ltda.	Non-operational Company	Brazil	100%	1	(163)
GGN GP LLC	Funds General Partners	USA	100%	-	-

(*) Vinci International Real Estate Ltd is controlled by Vinci USA LLC, which holds 75% of interest in the company

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Real Estate		Vinci Infraestrutura		Vinci Int'l Real Estate		Total
	2020(*)	2019	2020(**)	2019	2020	2019	2020	2019
Summarized Balance Sheet

Current assets	-	15,832	-	10,352	270	500	270	26,684
Current liabilities	-	(4,699)	-	(2,957)	(209)	(302)	(209)	(7,958)
Current net assets	-	11,133	-	7,395	61	198	61	18,726

Non-current assets	-	9,936	-	14,870	-	-	-	24,806
Non-current liabilities	-	(8,258)	-	(2,419)	-	-	-	(10,677)
Non-current net assets	-	1,678	-	12,451	-	-	-	14,129

Net assets	-	12,811	-	19,846	61	198	61	32,855

Accumulated NCI	-	2,562	-	3,969	15	50	15	6,581

(*) As informed in note 2.1 (a), in August 31, 2020 Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder.

(*) As informed in note 2.1 (a), in November 21, 2020 Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Summarized statement	Vinci Real Estate		Vinci Infraestrutura		Vinci International Real Estate		Total
of comprehensive income	2020(*)	2019	2020(**)	2019	2020	2019	2020	2019

Revenue	21,367	19,182	23,394	20,110	237	1,037	44,998	40,329

Profit for the period	15,020	10,519	16,865	12,520	-	681	31,885	23,720

Other comprehensive income	-				-	-	-	-

Total comprehensive income	15,020	10,519	16,865	12,520	-	681	31,885	23,720

Profit allocated to NCI before dividends	3,004	2,104	3,373	2,504	-	170	6,377	4,778
		-
Disproportionate dividends distributions	(2,037)	(670)	(5,385)	151	-	-	(7,422)	(519)

Profit/(loss) allocated to NCI	967	1,434	(2,012)	2,655	-	170	(1,045)	4,259

(*) The statement of comprehensive income is presented up to August 31, 2020 once Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda from the minority quotaholder at this date, as informed in note 2.1.

(*) The statement of comprehensive income is presented up to October 31, 2020 once Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda from the minority quotaholder on November 21, 2020, as informed in note 2.1.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

8	Property and equipment

						2020
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals- improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2020	9,003	42,534	5,560	8,459	785	66,341
Aquisitions	1,462	-	242	235	76	2,015
Foreign Exchange variations of property and equipment abroad	-	4,361	-	1,291	-	5,652

At December 31, 2020	10,465	46,895	5,802	9,985	861	74,008

Accumulated depreciation
At January 1, 2020	(6,008)	(31,751)	(4,913)	(7,257)	-	(49,929)
Annual depreciation	(787)	(1,580)	(351)	(638)	-	(3,356)
Foreign Exchange variations of property and equipment abroad	-	(4,500)	-	(1,180)	-	(5,680)

At December 31, 2020	(6,795)	(37,831)	(5,264)	(9,075)	-	(58,965)

Net book value
At January 1, 2020	2,995	10,783	647	1,202	785	16,412

At December 31, 2020	3,670	9,064	538	910	861	15,043

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

						2019
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2019	8,968	41,386	5,253	7,992	616	64,215
Aquisitions	35	582	307	84	169	1,177
Foreign Exchange variations of property and equipment abroad	-	566	-	383	-	949

At December 31, 2019	9,003	42,534	5,560	8,459	785	66,341

Accumulated depreciation
At January 1, 2019	(5,105)	(29,090)	(4,390)	(6,300)	-	(44,885)
Annual depreciation	(903)	(2,075)	(523)	(818)	-	(4,319)
Foreign Exchange variations of property and equipment abroad	-	(586)	-	(139)	-	(725)

At December 31, 2019	(6,008)	(31,751)	(4,913)	(7,257)	-	(49,929)

Net book value
At January 1, 2019	3,863	12,296	863	1,692	616	19,330

At December 31, 2019	2,995	10,783	647	1,202	785	16,412

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci's managers named Wealth Management.

The Entity assesses, at each reporting date, whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the years ended December 31, 2020 and 2019.

	2020
	Software development	Total

Cost
At January 1, 2020	21,908	21,908
Purchases	-	-
Foreign exchange variation of intangible assets abroad	1,815	1,815

At December 31, 2020	23,723	23,723

Accumulated amortization
At January 1, 2020	(19,188)	(19,188)
Annual amortization	(1,286)	(1,286)
Foreign exchange variation of intangible assets abroad	(1,808)	(1,808)

At December 31, 2020	(22,282)	(22,282)

At January 1, 2020	2,720	2,720

At December 31, 2020	1,441	1,441

Amortization rate (per year) - %	20%

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	2019
	Software development	Total

Cost
At January 1, 2019	21,105	21,105
Purchases	560	560
Foreign exchange variation of intangible assets abroad	243	243

At December 31, 2019	21,908	21,908

Accumulated amortization
At January 1, 2019	(17,272)	(17,272)
Annual amortization	(1,680)	(1,680)
Foreign exchange variation of intangible assets abroad	(236)	(236)

At December 31, 2019	(19,188)	(19,188)

At January 1, 2019	3,833	3,833

At December 31, 2019	2,720	2,720

Amortization rate (per year) - %	20%

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	12/31/2020	12/31/2019
Sub-lease receivable
Rio de Janeiro Office - BM 336	2,963	5,600
Total	2,963	5,600

Current	2,963	2,883
Non-current	-	2,717
Total	2,963	5,600

Right of use assets
Rio de Janeiro Office - BM 336	82,117	79,101
São Paulo Office – JRA	4,987	6,012
NY Office - third Avenue	3,374	3,271
Total	90,478	88,384

Lease liabilities
Rio de Janeiro Office - BM 336	(96,507)	(92,444)
São Paulo Office – JRA	(5,972)	(6,933)
NY Office - third Avenue	(3,720)	(3,514)
Total	(106,199)	(102,891)

Current	(19,828)	(17,738)
Non-current	(86,371)	(85,153)
Total	(106,199)	(102,891)

Additions to the right-of-use assets during the 2020 financial year were R$ 9,740 (R$ 3,544 during 2019).

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2020	2019	2018

Right of use assets depreciation	(8,586)	(10,521)	(11,447)
Financial expense	(12,209)	(11,980)	(11,609)
	(20,795)	(22,501)	(23,056)

The total cash outflow for leases in 2020 was R$ 20,141 (R$ 19,027 in 2019 and R$ 22,871 in 2018).

(iii)	The Group's leasing activities and how these are accounted for

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options as described in (iv) below.

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

For all periods presented, the sub-leases were classified as finance leases on a lessor perspective. Therefore, the Group account the sub-leases on a lease-by-lease basis, subtracting the right of use assets and recognizing a receivable related to the present value of the receivables of the sub-lease.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable

- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

- amounts expected to be payable by the group under residual value guarantees

- the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

- payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee's incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

- where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

- uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases, which does not have recent third party financing, and

- make adjustments specific to the lease, e.g. term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability

- any lease payments made at or before the commencement date less any lease incentives received

- any initial direct costs, and

- restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life.

(iv)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

11	Accounts payable

	12/31/2020	12/31/2019

Dividends payable (i)	123,191	34,410
Rent payable – prior month expense	1,673	1,260
Funds quotas acquisition (ii)	-	1,835
Other payables	964	197

	125,828	37,702

Current	125,795	37,669
Non-current	33	33

(i) On April 30, 2019, the partners approved a distribution of dividends in the amount of R$ 67,400, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2019, the amount of R$ 33,955 was paid, with the outstanding balance of R$ 33,445 remaining on December 31, 2019.

The entire amount recognised as dividends payable as of December 31, 2019, was settled in January 2020.

On November 30, 2020, the partners approved a distribution of dividends in the amount of R$ 133,194, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2020, the amount of R$ 37,426 was paid, with the outstanding balance of R$ 95,768 remaining on December 31, 2020.

On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. Based on the balance until the available data, Vinci settled an additional provision for dividends payable of R$ 27,423.

(ii) On December 29, 2016, Vinci acquired FIP and FII quotas with the commitment to pay the amount of R$ 2,038 in up to 4 years. This commitment is subjected to a discount rate of 10.8% per year and was settled in August 2020.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

12	Labor and social security obligations

	2020	2019

Profits sharing	37,802	28,563
Labor provisions	2,922	2,385

	40,724	30,948

The accrual for profits sharing payable on December 31, 2020 was entirely paid in January, 2021. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policies.

13	Taxes and contributions payable

	2020	2019

Income tax	14,063	8,926
Social contribution	5,082	3,385
Social Contribution on Revenues (COFINS)	1,882	2,292
Social Integration Program (PIS)	407	483
Service tax (ISS) on billing	1,160	1,078
Withholding Income Tax (IRRF) deducted from third parties	80	41
Others	204	92

	22,878	16,297

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

14	Equity

(a)	Capital

The capital comprises 8,730,000 quotas (2019 – 8,595,000), with a par value of R$ 1.00 each (2018 - R$ 1.00 each). All issued quotas are paid up. The liability of the partners is personally limited to the value of their respective quotas, but all partners are jointly liable for the payment of capital.

In June 29 2018, the quotaholders unanimously approved a capital increase of R$ 270. Accordingly, capital was increased from R$ 8,550 to R$ 8,820 through the issue of 270,000 quotas at R$ 1.00 each. The capital increase includes conversion of R$ 158 of advance to capital increase, occurred in 2017, in capital, therefore, the cash portion in 2018 was R$ 112.

On May 31, 2019, the quotaholders unanimously approved a capital decrease of R$ 225. Accordingly, capital was decreased from R$ 8,820 to R$ 8,595 through the redeem of 225,000 quotas at R$ 1.00 each.

On March 16, 2020, the quotaholders unanimously approved a capital increase of R$ 90. Accordingly, capital was increased from R$ 8,595 to R$ 8,685 through the issue of 90,000 quotas at R$ 1.00 each.

On August 8, 2020, the quotaholders unanimously approved a capital increase of R$ 45. Accordingly, capital was increased from R$ 8,685 to R$ 8,730 through the issue of 45,000 quotas at R$ 1.00 each.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

The Entity's quotaholders as at December 31, 2020, 2019 and 2018 are presented in the table below:

Quotaholder	01/01/2018 Quantity	Subscribed	Transferred	Cancelled	12/31/2018 Quantity
Gilberto Sayão da Silva	2,412,000.00	-	-	-	2,412,000.00
Alessandro Monteiro Morgado Horta	1,206,000.00	-	-	-	1,206,000.00
Paulo Fernando Carvalho de Oliveira	1,206,000.00	-	-	-	1,206,000.00
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	-	-	-	1,206,000.00
Others Quotaholders	2,520,000.00	270,000.00	-	-	2,790,000.00
Total	8,550,000.00	270,000.00	-	-	8,820,000.00

Quotaholder	12/31/2018 Quantity	Subscribed	Transferred	Cancelled	12/31/2019 Quantity
Gilberto Sayão da Silva	2,412,000.00	-	(2,412,000.00)	-	-
Alessandro Monteiro Morgado Horta	1,206,000.00	-	(1,206,000.00)	-	-
Paulo Fernando Carvalho de Oliveira	1,206,000.00	-	(1,206,000.00)	-	-
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	-	-	-	1,206,000.00
Vinci Partners Participações Ltda.	-	-	4,194,000.00	-	4,194,000.00
Treasury Quotas	-	-	225,000.00	(225,000.00)	-
Others Quotaholders	2,790,000.00	-	405,000.00	-	3,195,000.00
Total	8,820,000.00	-	-	(225,000.00)	8,595,000.00

Quotaholder	12/31/2019 Quantity	Subscribed	Transferred	Cancelled	12/31/2020 Quantity
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	-	-	-	1,206,000.00
Vinci Partners Participações Ltda.	4,194,000.00	-	-	-	4,194,000.00
Others Quotaholders	3,195,000.00	135,000	-	-	3,330,000.00
Total	8,595,000.00	135,000	-	-	8,730,000.00

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b)	Treasury quotas

Treasury quotas comprises the quotas acquired by the Entity. The acquisition of its own quotas and the disposal of those quotas are capital transactions with the quotaholders and do not affect the income statement. During 2019 the Entity acquired 225,000 quotas from one of its quotaholders at a price of R$ 1.00 per quota and subsequently cancelled these quotas.

(c)	Retained earnings

Earning reserves comprises the net profit generated by the Entity which were not distributed to their quotaholders or approved to be distributed by the Entity management.

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold , the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)       Dividends

In accordance with the Entity by-laws dividends are distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci. On annual basis the partners determine the dividends amount to be paid to each quotaholder.

In 2018 the Entity declared R$ 45,759 as dividends which was fully paid. In 2019 the Entity declared R$ 109,654 as dividends. During 2019 dividends were paid in the amount of R$ 76,226 (R$ 45,885 in 2018).

In 2019 the Entity declared R$ 109,654 as dividends which was fully paid. In 2020 the Entity declared and approved R$ 261,629 as dividends which R$ 123,191 remains unpaid on December 31, 2020. During 2020 dividends were paid in the amount of R$ 176,287 (R$ 76,226 in 2019).

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(f)       Basic and diluted earnings per quota

a) Basic earning per quota	2020	2019	2018
From continuing operations attributable to the ordinary equity holders of the Entity	19.60	17.41	6.52
Total basic earning per quota attributable to the ordinary equity holders of the Entity	19.60	17.41	6.52

b) Diluted earning per quota	2020	2019	2018
From continuing operations attributable to the ordinary equity holders of the Entity	19.60	17.41	6.52
Total basic earning per quota attributable to the ordinary equity holders of the Entity	19.60	17.41	6.52

c) Reconciliations of earnings used in calculating earnings per quota

Basic earnings per quota:	2020	2019	2018
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per quota:
From continuing operations	170,199	151,373	56,613
	170,199	151,373	56,613

Diluted earnings per quota:	2020	2019	2018
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per quota	170,199	151,373	56,613
Used in calculating diluted earnings per quota	170,199	151,373	56,613

d) Weighted average number of quotas used as the denominator

	Number 2020	Number 2019	Number 2018
Weighted average number of ordinary quotas used as the denominator in calculating basic earnings per quota:	8,683,893	8,688,082	8,686,849
Adjustments for calculation of diluted earnings per quota:	-	-	-
Weighted average number of ordinary quotas and potential ordinary quotas used as the denominator in calculating diluted earnings per quota	8,683,893	8,688,082	8,686,849

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

15	Revenue from services rendered

	2020	2019	2018

Gross revenue from fund management	285,798	233,826	152,571
Gross revenue from realized performance fees	31,358	48,295	6,383
Gross revenue from unrealized performance fees	10,511	17,033	-
Gross revenue from advisory	31,569	11,939	21,383

Gross revenue from services rendered	359,236	311,093	180,337

In Brazil	264,493	215,941	122,935
Abroad	94,743	95,152	57,402

Taxes and contributions
COFINS	(9,488)	(6,494)	(3,688)
PIS	(2,057)	(1,407)	(798)
ISS	(7,799)	(6,475)	(3,647)

Net revenue from services rendered	339,892	296,717	172,204

Net revenue from fund management	271,266	223,808	146,551
Net revenue from realized performance fees	29,866	45,949	6,042
Net revenue from unrealized performance fees	9,918	16,071	-
Net revenue from advisory	28,842	10,889	19,611

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

16	General and administrative expenses

	2020	2019	2018

Personnel	(37,175)	(33,748)	(28,307)
Profit sharing (a)	(37,198)	(28,788)	(15,886)
	(74,373)	(62,536)	(44,193)
Third party expense (b)	(24,651)	(19,497)	(15,146)
Right of use depreciation (c)	(8,586)	(10,521)	(11,447)
Depreciation and amortization (d)	(4,642)	(5,998)	(6,074)
Other operating expenses (e)	(5,199)	(5,021)	(5,811)
Travel and representations	(933)	(3,589)	(2,434)
Condominium expenses	(2,818)	(2,953)	(2,639)
Payroll taxes	(2,132)	(2,230)	(2,094)
Rental expense	(428)	(313)	(160)
Telephony services	(278)	(315)	(508)
Legal	(146)	(204)	(125)
Trade receivables allowance	(59)	(69)	(52)
Office consumables	-	(41)	(72)

	(124,245)	(113,287)	(90,755)

(a)	Profit sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management approved the payment of profit sharing in the amount of R$ 37,198 (R$ 28,788 in 2019 and R$ 15,886 in 2018) for the year ended December 31, 2020.

(b) Third party expense

Third party expense is composed for accounting, advisory, information technology, and other contracted services.

(c)	Right of use depreciation

See note 10 for more details.

(d)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation.

(e)	Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

17	Finance profit/(loss)

	2020	2019	2018

Investment income (i)	9,066	20,244	7,464
Foreign currency variation income	416	56	169
Financial revenue on sublease agreements	519	800	1,025
Other finance income	49	61	65

Finance income	10,050	21,161	8,722

Financial expense on lease agreements	(12,209)	(11,980)	(11,609)
Bank fees	(258)	(86)	(109)
Investment losses (i)	(234)	-	(334)
Fines on taxes	-	(3)	(5)
Financial expense on liabilities at amortized cost	(203)	(181)	(162)
Interest on taxes	-	(30)	(28)
Foreign currency variation expense	(193)	(196)	(225)

Finance costs	(13,097)	(12,476)	(12,472)

Finance profit/(loss), net	(3,047)	8,865	(3,749)

(i)	Segregated investment income result is demonstrated below:

	2020	2019	2018
Mutual funds and fixed income investments	2,604	2,819	2,031
Private equity funds	6,462	16,803	5,378
Real Estate listed funds	-	99	36
Public equities funds	-	523	17
	9,066	20,244	7,464

Mutual funds	-	-	(14)
Private equity funds	(71)	-	(320)
Real Estate listed funds	(77)	-	-
Public equities funds	(86)	-	-
	(234)	-	7,130

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

18	Income tax and social contribution

The Entity is taxed based on the actual taxable profit regime, and its subsidiaries, except for Vinci Capital Gestora Ltda are taxed based on the deemed profit. Vinci Capital was taxed on deemed profit until 2019 and changed to profit regime since January 1st, 2020.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on December 31, 2020 is R$ 2,769 (R$ 1,161 on December 31, 2019).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes in 2020, 2019 and 2018.

The income tax and social contribution charge on the results for the year can be summarized as follows:

	2020	2019	2018

Current income tax	(11,462)	(23,738)	(14,333)
Current social contribution	(31,204)	(8,621)	(5,227)

	(42,666)	(32,359)	(19,560)

Deferred income tax	(206)	(3,033)	(1,075)
Deferred social contribution	(574)	(1,091)	(387)

	(780)	(4,124)	(1,462)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	2020	2019
Deferred tax assets
Tax losses	2,769	1,161
Leases	1,799	1,046
Total	4,568	2,207

Deferred tax liabilities
Financial revenue	(7,842)	(5,731)
Estimated revenue	(2,997)	(1,855)
Leases	(224)	(336)
Total Income Tax	(11,063)	(7,922)

Estimated revenue	(1,557)	(961)
Total (Taxes and contribution)	(1,557)	(961)

Total deferred tax liabilities	(12,620)	(8,883)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Movements	Tax losses	Leases	Total
Deferred tax assets
As at December 31, 2018	-	575	575
to profit and loss	1,161	470	1,631
As at December 31, 2019	1,161	1,046	2,207
to profit and loss	1,608	753	2,361
As at December 31, 2020	2,769	1,799	4,568

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2018	(1,866)	-	(301)	(2,167)
to profit and loss	(3,865)	(2,816)	(35)	(6,716)
As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)
to profit and loss	(2,111)	(1,738)	112	(3,737)
As at December 31, 2020	(7,842)	(4,554)	(224)	(12,620)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(a)	Tax effective rate

	2020	2019	2018

Profit (loss) before income taxes	212,600	192,115	77,700
Combined statutory income taxes rate - %	34%	34%	34%
Income tax benefit (expense) at statutory rates	(72,284)	(65,319)	(26,418)
Reconciliation adjustments:
Expenses not detuctible	(93)	(323)	-
Tax loss compensation	-	361	-
Tax loss accrual	-	1.161	(822)
Tax benefits	440	-	-
Effect of presumed profit of subsidiaries (i)	28,435	27,812	6,215

Other additions (exclusions), net	56	(175)	3

Income taxes expenses	(43,446)	(36,483)	(21,022)
Current	(42,666)	(32,360)	(21,402)
Deferred	(780)	(4,123)	380

Effective rate	20%	19%	27%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, is solely represented by the Executive Committee, amounted to R$ 3,897 (2019 - R$ 3,638 and 2018 – R$ 3,210) for the year ended December 31, 2020.

(b)	Receivables from related parties

The Entity receivables from related parties as of December 31, 2020 and 2019, as shown in the table below:

	2020	2019
Salzburg Empreendimentos E Participações Ltda.	-	60
Vinci Projetos de Infraestrutura XIV S.A.	80	153
Vinci Infra Investimentos V2I S.A.	49	29
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Grassano Participações SA	53	23
Accadia Participações SA	51	22
Vinci Partners Participações Ltda	-	7
Norcia Participações SA	22	2
	260	301

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(c)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

20	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Hedge Funds

The hedge fund segment manages funds though Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation.

Real Estate

The Real Estate Investment Funds (FIIs) segment focused on mature assets and co-investment alongside a large global pension fund seeking returns from investments in various segments, such as malls and logistics.

Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage.

Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

										2020
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	36,630	44,948	54,178	30,193	32,928	17,815	17,463	30,338		264,493
Abroad	71,715	13,989	8,790	-	71	-	178	-		94,743
Gross revenue from services rendered	108,345	58,937	62,968	30,193	32,999	17,815	17,641	30,338	-	359,236
Fund Advisory fee	-	-	135	-	1,096	-	-	30,338		31,569
Fund Management fee	108,690	53,212	48,489	17,268	30,561	16,054	11,524	-		285,798
Fund Performance fee	(344)	5,725	14,344	12,925	1,341	1,761	6,117	-		41,869
Taxes and contributions	(5,149)	(2,847)	(3,040)	(1,838)	(1,878)	(994)	(974)	(2,624)		(19,344)
Net revenue from services rendered	103,197	56,090	59,928	28,355	31,120	16,821	16,667	27,714		339,892
(-) General and administrative expenses	(9,668)	(6,288)	(10,789)	(5,472)	(4,879)	(2,584)	(3,021)	(3,012)	(78,532)	(124,245)
Operating profit	93,529	49,802	49,139	22,883	26,241	14,237	13,646	24,702	(78,532)	215,647
Finance income										10,050
Finance cost										(13,097)
Finance result, net										(3,047)
Profit before income taxes										212,600
Income taxes										(43,446)
Profit for the year										169,154

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

										2019
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	48,220	54,875	35,339	25,645	20,553	13,780	9,639	7,890	-	215,941
Abroad	71,395	14,577	7,977	-	1,203	-	-	-	-	95,152
Gross revenue from services rendered	119,615	69,452	43,315	25,645	21,757	13,780	9,639	7,890	-	311,093
Fund Advisory fee	-	-	1,736	-	2,313	-	-	7,890	-	11,939
Fund Management fee	119,271	37,736	26,687	11,025	19,297	12,962	6,847	-	-	233,826
Fund Performance fee	344	31,716	14,892	14,620	146	818	2,791	-	-	65,328
Taxes and contributions	(3,590)	(3,452)	(2,660)	(1,447)	(1,225)	(776)	(542)	(682)	-	(14,376)
Net revenue from services rendered	116,025	66,000	40,655	24,198	20,531	13,004	9,097	7,207	-	296,717
(-) General and administrative expenses	(9,416)	(7,163)	(8,467)	(6,041)	(4,088)	(1,939)	(2,970)	(2,727)	(70,478)	(113,287)
Operating profit	106,609	58,838	32,188	18,156	16,443	11,065	6,127	4,481	(70,478)	183,430
Finance income										21,161
Finance cost										(12,476)
Finance result, net										8,685
Profit before income taxes										192,115
Income taxes										(36,483)
Profit for the year										155,632

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

										2018
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	26,394	21,138	16,413	12,991	12,159	9,119	6,681	18,039	-	122,935
Abroad	43,081	7,488	5,935	-	898	-	-	-	-	57,402
Gross revenue from services rendered	69,475	28,626	22,348	12,991	13,057	9,119	6,681	18,039	-	180,337
Fund Advisory fee	-	-	2,970	-	374	-	-	18,039	-	21,383
Fund Management fee	69,475	26,252	16,974	12,991	12,684	8,511	5,685	-	-	152,571
Fund Performance fee	-	2,375	2,404	-	-	608	996	-	-	6,383
Taxes and contributions	(1,908)	(1,319)	(1,094)	(703)	(687)	(493)	(367)	(1,560)	-	(8,133)
Net revenue from services rendered	67,567	27,307	21,254	12,288	12,370	8,626	6,314	16,479	-	172,204
(-) General and administrative expenses	(2,314)	(5,238)	(7,943)	(5,286)	(3,279)	(1,795)	(3,316)	(1,967)	(59,617)	(90,755)
Operating profit	65,253	22,069	13,311	7,001	9,091	6,831	2,998	14,512	(59,617)	81,449
Finance income										8,723
Finance cost										(12,472)
Finance result, net										(3,749)
Profit before income taxes										77,700
Income taxes										(21,022)
Profit for the year										56,678

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

21	Legal Claim

As of December 31, 2020, and 2019, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	2020	2019

Tax	22,234	21,824
Civil	-	-
Labor	1,883	1,743
Total	24,117	23,567

Tax Claims

Vinci Gestora is a party to two tax administrative proceedings in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT) and contributions to third parties in 2011 and 2012, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,167 and R$ 2,848, respectively.

Vinci Equities has one proceeding related to the requirement of ISS under rendered services to investment funds located abroad in the amount of R$ 950. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 15,269 for the calendar year of 2013.

22	Commitment

The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds at December 31, 2020 and 2019 are as follow:

	2020	2019
Vinci Impacto e Retorno IV Feeder B	5,945	-
Vinci Capital Partners III Feeder FIP Multiestratégia	2,465	2,510
Nordeste III FIP Multiestratégia	1,967	2,798
	10,377	5,308

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

23	Subsequent Events

In January 2020 the Entity paid dividends to the quotaholders in the amount of R$ 90,320, arising from the profit for the year ended in December, 2020.

As informed in Note 1, the initial offering price per Class A common share was US$ 18.00, resulting in gross proceeds of US$ 249,723 thousand (or R$ 1,355,394) to Vinci Partners Ltd, deducting R$ 94,878 as underwriting discounts and commissions. Subsequently, on February 8, 2021, Vinci Partners Ltd issued additional shares resulting in gross proceeds of US$ 24,164 thousand (or R$ 135,041), deducting R$ 9,453 as underwriting discounts and commissions. Additionally, the Entity incurred in R$ 9,049 thousand regarding other offering expenses out of, which R$ 596 was recognized directly in income statement and the amount of R$ 8,453 in equity as transaction cost. After the corporate organization mention in the referred note, Vinci Partners Ltd owns 100% interest on Vinci Partners Investimentos Ltda. On January 28, 2021 Vinci Partners Ltd also concludes its initial public offering on Nasdaq.