Form 20-F/A
period 2020-12-31
Vinci Partners Investments Ltd.
filed 2021-05-24
CIK 1826286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes  ☐            No  ☒

Explanatory Note

This Amendment No. 1 to the annual report on Form 20-F of Vinci Partners Investments Ltd. (“Vinci Partners”, the “Company,” “we,” “our,” or “us”) amends the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original 20-F”), which was filed with the U.S. Securities and Exchange Commission on April 27, 2021. The Company is filing this Amendment No. 1 solely to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

This Amendment No. 1 consists solely of the cover page and this explanatory note. Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 27, 2021. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 20-F and with our filings with the U.S. Securities Exchange Commission subsequent to the Original 20-F.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 24, 2021

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

To the Quotaholders of Vinci Partners Investimentos Ltda.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Vinci Partners Investimentos Ltda. and its subsidiaries (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Rio de Janeiro, March 5, 2021

/s/ PricewaterhouseCoopers

Auditores Independentes

We have served as the Company’s auditor since 2010.

Vinci Partners Investimentos Ltda.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	12/31/2020	12/31/2019

Current assets
Cash and cash equivalents	5(d)	83,449	3,896

Cash and bank deposits	5(d)	13,096	3,564
Financial instruments at fair value through profit or loss	5(d)	70,353	332
Financial instruments at fair value through profit or loss	5(c)	8,253	85,944
Trade receivables	5(a)	47,978	58,808
Sub-leases receivable	10	2,963	2,883
Taxes recoverable		1,153	789
Other assets	6	12,383	5,044

Total current assets		156,179	157,364

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	31,596	24,164
Trade receivables	5(a)	27,545	15,961
Sub-leases receivable	10	—	2,717
Taxes recoverable		134	513
Deferred taxes	18	4,568	2,207
Other assets	6	1,540	1,330

		65,383	46,892

Property and equipment	8	15,043	16,412
Right of use - Leases	10	90,478	88,384
Intangible assets	9	1,441	2,720

		172,345	154,408

TOTAL		328,524	311,772

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated balance sheets

All amounts in thousands of reais

Liabilities and equity	Note	12/31/2020	12/31/2019

Current liabilities
Trade payables		1,039	326
Leases	10 and 5(e)	19,828	17,738
Accounts payable	11	125,795	37,669
Labor and social security obligations	12	40,724	30,948
Taxes and contributions payable	13	22,878	16,297

Total current liabilities		210,264	102,978

Non-current liabilities
Accounts payable	11	33	33
Leases	10 and 5(e)	86,371	85,153
Deferred taxes	18	12,620	8,883

		99,024	94,069

Equity	14
Quota capital		8,730	8,595
Retained earnings		—	91,430
Other reserves		10,491	8,119

		19,221	108,144

Non-controlling interests in the equity of subsidiaries		15	6,581

Total equity		19,236	114,725

Total liabilities and equity		328,524	311,772

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

Vinci Partners Investimentos Ltda.

Consolidated statements of comprehensive income

Years ended December 31

All amounts in thousands of reais

	2020	2019	2018

Profit for the year	169,154	155,632	56,678

Other comprehensive income

Items that may be reclassified to profit or loss:

Foreign exchange variation of investee located abroad
Vinci Financial Ventures (VF2) GP	—	16	39
Vinci Capital Partners GP Limited	69	326	670
Vinci USA LLC	2,284	(1)	(2)

Vinci Capital Partners F III GP Limited	19	2	12

Total comprehensive income for the year	171,526	155,975	57,397

Attributable to:
Quotaholders of the parent company	172,571	151,716	57,332
Non-controlling interests	(1,045)	4,259	65

	171,526	155,975	57,397

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of changes in equity

All amounts in thousands of reais

	Quota capital	Retained earnings	Other reserves	Treasury quotas	Total	Non-controlling interests	Total equity

At January 01, 2018	8,550	38,857	7,057	—	54,464	1,635	56,099

Profit for the year	—	56,613	—	—	56,613	65	56,678
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	719	—	719	—	719
Capital increase	270	—	—	—	270	266	536
Allocation of profit:
Dividends	—	(45,759)	—	—	(45,759)	(207)	(45,966)

At December 31, 2018	8,820	49,711	7,776	—	66,307	1,759	68,066

Profit for the year	—	151,373	—	—	151,373	4,259	155,632
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	343	—	343	—	343
Capital increase	—	—	—	—	—	580	580
Treasury quotas bought	—	—	—	(225)	(225)	—	(225)
Treasury quotas canceled	(225)	—	—	225	—	—	—
Allocation of profit:
Dividends	—	(109,654)	—	—	(109,654)	(17)	(109,671)

At December 31, 2019	8,595	91,430	8,119	—	108,144	6,581	114,725

Profit for the year	—	170,199	—	—	170,199	(1,045)	169,154
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	2,372	—	2,372	—	2,372
Capital increase (deacrease)	135	—	—	—	135	(900)	(765)
Acquisition of non-controlling quotas						(1,183)	(1,183)
Allocation of profit:
Dividends	—	(261,629)	—	—	(261,629)	(3,438)	(265,067)

At December 31, 2020	8,730	—	10,491	—	19,221	15	19,236

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of cash flows

Years ended December 31

All amounts in thousands of reais unless otherwise stated

	2020	2019	2018
Cash flows from operating activities

Profit before taxation	212,600	192,115	77,700
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	13,228	16,520	17,520
Unrealized gain of financial instruments at fair value through profit or loss	(8,251)	(20,104)	(7,103)
Finance expense on liabilities at amortized cost	203	181	162
Allowance for expected credit loss	59	69	52
Financial result on lease agreements	11,691	11,180	10,584

	229,530	199,961	98,915

Changes in assets and liabilities
Accounts receivables	(813)	(53,798)	(4,762)
Taxes recoverable	15	(639)	439
Other assets	(7,549)	(3,500)	144
Trade payables	713	115	(2,629)
Accounts payable	(858)	1,899	(4,345)
Labor and social security obligations	9,776	13,053	695
Taxes and contributions payable	(5,246)	3,248	(1,362)
Payables to related parties	—	(27)	21
Other payables	—	(2,039)	2,507

	(3,962)	(41,687)	(9,292)

Cash generated from operations	225,568	158,274	89,623
Income tax paid	(30,242)	(25,932)	(16,339)

Net cash inflow from operating activities	195,326	132,342	73,284

Cash flows from investing activities

Purchases of property and equipment and additions to intangible assets	(2,016)	(1,737)	(965)

Acquisition of non-controlling quotas	(1,183)	—	—

Purchase of financial instruments at fair value through profit or loss	(375,006)	(273,051)	(192,083)

Sales of financial instruments at fair value through profit or loss	453,517	234,942	176,028

Net cash (outflow) from investing activities	75,312	(39,846)	(17,020)

Cash flows from financing activities
Issuance (purchase) of quotas	135	(225)	112
Advance to capital increase	—	—	580
Capital increase (deacrease) of non-controlling interests in the equity of subsidiaries	(900)	—	266
Lease payments, net of sublease received	(16,497)	(15,483)	(16,836)
Borrowings acquisitions (payments)	—	(8,500)	8,500
Dividends paid	(176,287)	(76,226)	(45,885)

Net cash (outflow) from financing activities	(193,549)	(100,434)	(53,263)

Net increase (decrease) in cash and cash equivalents	77,089	(7,938)	3,001

Cash and cash equivalents at the beginning of the year	3,896	11,713	8,240

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	2,464	121	472

Cash and cash equivalents at the end of the year (Notes 6 and 7)	83,449	3,896	11,713

Non-cash financing activities

Dividends declared and not yet paid was R$ 123,191 (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investimentos Ltda. (referred to herein as “Entity”, “Group” or “Vinci”) started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (quotaholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual quotaholders of the Entity are disclosed in Note 14.

The Entity is established and domiciled in Brazil, and its headquarters are located at Rua Bartolomeu Mitre nº 336, Leblon, in the city of Rio de Janeiro.

The issuance of these financial statements was authorized by the Entity’s management on March 5, 2021.

Corporate reorganization

Prior to the consummation of the initial public offering, on January 15, 2021 the individual partners of Vinci contributed the entirety of their quotas in Vinci to Vinci Partners Investments Ltd (referred to herein as “Vinci Partners Ltd”), a Cayman Islands exempted company incorporated with limited liability for purposes of effectuating the initial public offering of Vinci Partners Ltd.

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

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol “VINP.” Vinci Partners Ltd has two classes of common shares: Class A common shares and our Class B common shares.

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

On February 1, 2021, Vinci Partners Ltd announced the closing of its initial public offering The net proceeds from the offering were US$ 232 million, after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021 under the ticker symbol “VINP.”

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

The COVID-19 pandemic and government measures taken in response thereto have caused disruptions in some of our funds’ portfolio companies’ businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil lasting over six months. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. These factors have adversely impacted certain companies in our investment portfolio and severely disrupted operations and economic conditions generally. Finally, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, despite the adverse impact, Vinci expanded its operations during the pandemic and had increased its total assets, net revenue, profits and did not record any impairment in 2020 as result of COVID-19. Additionally the Group completed its Initial Public Offering (“IPO”) on the Nasdaq Global Select Market in January 2021.

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(a)	Consolidated financial statements

Ownership interest in subsidiaries at December 31 is as follows:

	Interest - %
	2020	2019	2018

Direct subsidiaries
Vinci Assessoria financeira Ltda. (*)	100	100	100
Vinci Equities Gestora de Recursos Ltda. (*)	100	100	100
Vinci Gestora de Recursos Ltda. (*)	100	100	100
Vinci Capital Gestora de Recursos Ltda. (*)	100	100	100
Vinci Gestão de Patrimônio Ltda.	100	100	100
Vinci Real Estate Gestora de Recursos Ltda. (**)	100	80	80
Vinci Capital Partners GP Limited.	100	100	100
Vinci USA LLC	100	100	100
Vinci GGN de Recursos Ltda. (*)	100	100	100
Vinci Infraestrutura Gestora de Recursos Ltda. (***)	100	80	80
Vinci Financial Ventures (VF2) GP (****)	—	100	100
Vinci Capital Partners GP III Limited.	100	100	100
GGN GP LLC	100	100	—
Amalfi Empreendimentos e Participações Ltda.	100	100	—

(*)	Minority interest represents less than 0.001%.
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

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in thousands of Brazilian reais, which is the Entity’s functional currency and also its presentation currency. All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

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

The classification depends on the Entity’s business model for managing the financial assets and the contractual terms of the cash flows.

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

Receivables are amounts due for financial advisory services and for investment fund management services rendered in the ordinary course of Group’s business. Except for unrealized performance fee, collection is expected in less than one year; therefore, they are classified as current assets.

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less allowance for losses. See note 5 for further information about the Group’s accounting for trade receivables.

The Group use a provision matrix to calculate expected credit losses, for trade receivables. The provision rates are based on days past due for customer. The provision matrix is initially based on our historical observed default rates. When applicable, the Group calibrate the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the expected credit losses on our trade receivables and contract assets is disclosed in note 5.

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

Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. During the years ended December 31, 2020 and 2019 management do not identify any event that could impact the recoverable value of the intangible assets.

2.8	Property and equipment

Property and equipment are stated at cost, less depreciation calculated on the straight-line method, based on the estimated economic useful lives of the assets, using the following annual rates: furniture and fixtures, telephony equipment and facilities have a useful life of 10 years; IT equipment has a useful life 5 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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

Extension and termination options are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

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

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s quotaholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. The provision is recognized in labor and social security obligations and the related expense in general and administrative expense.

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

As permitted by tax legislation, certain of the Entity’s investees opted for the deemed profit regime, according to which the income tax calculation basis is 32% of revenues from service rendering and 100% of finance income, on which regular rates of 15% are levied, plus an additional 10% for income tax over a certain limit and 9% for social contribution. The Entity opted for the actual taxable profit regime. The entities that opted for the deemed profit regime evaluates their income tax and social contribution expenses based on the services revenue and realized investment income recognized on monthly basis.

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

Accordingly to IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for financial advisory and investment fund management services rendered in the ordinary course of the Group’s activities. Revenue is shown net of taxes, returns, rebates and discounts.

Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 20 “Segment Reporting” for a disaggregated presentation of revenues from contracts with customers., as follows:

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

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees every semester based

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

on the performance of the fund above the benchmark or when the customer makes a redemption and a performance fee is due. For hedge funds and credit funds, performance fees are generally benchmarked to the Interbank Deposit Certificate index, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Amplified Consumer Price Index, or IPCA, plus a fixed real interest rate or a market index such as the Market Index Sub-Index B from the Brazilian Financial and Capital Markets Association, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our “long only” and “long-biased” strategies, performance fees are assessed to the IBOVESPA index, under the dividend strategy performance fees are tied to the IDIV index, and for the small cap funds we use SMLL index.

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

The Entity recognize the revenue according to IFRS 15. Unrealized performance fees are recognized when the revenue is highly probable that they will not be reversed in the income statements, even if the established period given in the fund’s memorandum is not concluded.

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

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group’s risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group’s financial performance.

4.1	Financial risk factors

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management is predominantly controlled by a central treasury department (group treasury) under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci’s treasury manages credit risk on a group basis. As of December 31, 2020, and 2019 the expected credit losses is considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci’s treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The group has the following types of financial assets that are subject to the expected credit loss model:

•	trade receivables

•	debt investments carried at amortized cost, and

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b)	Market risk

(i) Foreign exchange risk

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:

The amounts presented in the table below are originally presented in US Dollar and were converted into Brazilian Reais (R$) by the foreign exchange rate at the closing date.

	12/31/2020	12/31/2019
Balance sheet

Cash and cash equivalents	11,676	3,304
Trade receivable	3,151	3,846
Other receivables	1,206	935

Current assets	16,033	8,085

Leases, property and equipment	4,049	4,033

Non-current assets	4,049	4,033

Trade payables	9	124
Lease	1,008	782
Labor and social security obligations	7,527	5,410

Current liabilities	8,544	6,316

Lease	2,712	2,732

Non-current liabilities	2,712	2,732

Net Equity	8,826	3,070

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	12/31/2020	12/31/2019	12/31/2019
Net foreign exchange result

Financial revenue	416	56	169
Financial expense	(193)	(196)	(225)

Net foreign exchange result, net	223	(140)	(56)

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) interest rate risk

The Group’s profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

The table below summarize the sensitivity of changes in interest rates.

	Impact on post-tax profit
	2020	2019

Interest rates – increase by 70 basis points *	288	195
Interest rates – decreased by 100 basis points*	(412)	(279)

*	Holding all other variables constant

(iii) Price risk

The Group’s exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group’s financial investments, that are exposed to significantly price risk are the private equity investments. Note 5(d) demonstrate the sensitivity analyses of impact for the assets held by the Group.

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

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	12/31/2020	12/31/2019
Cash and cash equivalents	83,449	3,896
Liquid investments (i)	8,253	85,944
Trade payables	(1,039)	(326)
Labor and social security obligations	(40,724)	(30,948)
Accounts payable	(125,828)	(37,702)
Lease liabilities	(106,199)	(102,891)

Net debt	(182,088)	(82,027)

(i)	Liquid investments comprise current investments that are traded in an active market, being the Group’s financial assets held at fair value through profit or loss.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Liquid investments
Net debt as at 1 January 2019	(30,846)	(93,004)	11,713	37,583
Cash flow and dividends provision	(37,949)	19,027	(7,938)	48,361

Amortization cost	(181)	—	—	—

Addition and financial expenses accrual	—	(29,016)	—	—

Foreign exchange adjustments	—	—	121	—

Other changes (ii)	—	102	—	—

31 December 2019	(68,976)	(102,891)	3,896	85,944
Cash flow and dividends provision	(98,412)	19,652	77,203	(77,681)

Amortization cost	(203)	—	—	—

Addition and finance expenses accrual	—	(21,949)	—	—

Foreign exchange adjustments	—	—	2,350	—

Other changes (ii)	—	(1,011)	—	—

31 December 2020	(167,591)	(106,199)	83,449	8,253

(ii)	Other changes include non-cash movements, including CTA adjustments which will be presented as in other comprehensive income statement.

Maturities of financial liabilities

The tables below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at 31 December 2020	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(1,039)	—	—	(1,039)
Labor and social security obligations	(40,724)	—	—	(40,724)
Lease liabilities	(19,828)	(40,279)	(113,929)	(106,199)
Accounts payable	(125,795)	(33)	—	(125,828)

Total	(187,386)	(40,312)	(113,929)	(273,790)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities at 31 December 2019	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(326)	—	—	(326)
Labor and social security obligations	(30,948)	—	—	(30,948)
Lease liabilities	(17,738)	(37,914)	(120,884)	(102,891)
Accounts payable	(37,669)	(33)	—	(37,702)

Total	(86,681)	(37,947)	(120,884)	(171,867)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At 31 December 2020	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total contractual cash flows	Carrying amount non-current liabilities

2022	(17,148)	(2,930)	(1,038)	(21,116)	(17,635)
2023	(17,148)	(977)	(1,038)	(19,163)	(14,254)
2024	(17,148)	—	(1,038)	(18,186)	(12,004)
2025	(17,148)	—	—	(17,148)	(9,871)
2026	(17,148)	—	—	(17,148)	(8,740)
2027	(17,148)	—	—	(17,148)	(7,738)
2028	(17,148)	—	—	(17,148)	(6,851)
2029	(17,148)	—	—	(17,148)	(6,066)
2030	(10,003)	—	—	(10,003)	(3,212)

Total	(147,187)	(3,907)	(3,114)	(154,208)	(86,371)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities At 31 December 2019	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total contractual cash flows	Carrying amount non-current liabilities

2021	(15,617)	(2,535)	(805)	(18,957)	(15,819)
2022	(15,617)	(2,535)	(805)	(18,957)	(14,065)
2023	(15,617)	(845)	(805)	(17,267)	(11,401)
2024	(15,617)	—	(805)	(16,422)	(9,618)
2025	(15,617)	—	—	(15,617)	(7,959)
2026	(15,617)	—	—	(15,617)	(7,047)
2027	(15,617)	—	—	(15,617)	(6,239)
2028	(15,617)	—	—	(15,617)	(5,524)
2029	(15,617)	—	—	(15,617)	(4,891)
2030	(9,110)	—	—	(9,110)	(2,590)

Total	(149,663)	(5,915)	(3,220)	(158,798)	(85,153)

5	Financial instruments

This note provides information about the group’s financial instruments, including:

•	an overview of all financial instruments held by the Group

•	specific information about each type of financial instrument

•	accounting policies

•	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The group classifies its financial assets in the following measurement categories:

•	those measured at fair value or through profit or loss, and

•	those measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

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

The Group holds the following financial instruments:

	Section	12/31/2020	12/31/2019
Financial assets

Trade receivables	(a)	75,523	74,769
Other financial assets at amortized cost	(b)	474	817
Cash and cash equivalents	(d)	83,449	3,896
Financial assets at fair value through profit or loss (FVPL)	(c)	39,849	110,108

		199,295	189,590

Financial liabilities

Liabilities at amortized cost	(e)	167,591	68,976
Lease liabilities	(e)	106,199	102,891

		273,790	171,867

The Group’s exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a) Trade receivables

	12/31/2020	12/31/2019
Current assets
Trade receivables from contracts with customers	48,127	58,898
Loss allowance	(149)	(90)

Non-current assets
Trade receivables from contracts with customers	27,545	15,961

	75,523	74,769

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

The loss allowances for trade receivables as at 31 December reconcile to the opening loss allowances as follows:

	2020	2019
Opening loss allowance at 1 January	(90)	(190)
Increase in trade receivable allowance recognized in profit or loss	(59)	(69)

Write-off	—	169

Closing loss allowance at 31 December	(149)	(90)

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

c) Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

•	Mutual funds;

•	Public equities funds;

•	Real Estate listed funds and

•	Private equity funds.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Financial assets measured at FVPL include the following categories:

	12/31/2020	12/31/2019
Current assets	8,253	85,944

Real estate listed funds	—	445
Mutual funds	8,253	84,665
Public equities funds	—	834

Non-current assets	31,596	24,164

Private equity funds	31,596	24,164

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds	12/31/2020	12/31/2019

Vinci Multiestratégia FIM (i)	—	21,074
Vinci Valorem FIM	—	826
Vinci Selection FIC de FIM	—	537
Vinci Selection FIM	—	526
FI Vinci Renda Fixa CP (ii)	8,253	61,227
Vinci Atlas FIC de FIM	—	475

	8,253	84,665

(i) Vinci Multiestratégia FIM is focused to seek return to its quotaholders through investments in various classes of financial assets available in the fixed income, variable income, foreign exchange, derivatives and quotas of other investment funds, traded in the domestic and foreign markets, without the commitment to concentration in any specific class. In 2019, the fund’s portfolio was composed primarily by Brazilian Government Bonds.

(ii) FI Vinci Renda Fixa CP is focused to seek return to its quotaholders through investments in various classes of financial assets available in the fixed income, derivatives and quotas of other investment funds, traded in the domestic markets, without exposition to variable income assets, foreign markets and leverage. As of December 2020, and 2019, the fund’s portfolio is composed primarily by Brazilian Government Bonds.

Public equities funds	12/31/2020	12/31/2019

Vinci Mosaico FIA	—	834

	—	834

Real Estate funds	12/31/2020	12/31/2019

Vinci Shopping Centers FII	—	391
Vinci Offices FII (*)	—	54

	—	445

(*)	Vinci Office FII became a listed Fund since November 2019.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Private Equity	12/31/2020	12/31/2019

Vinci Capital Partners III Feeder FIP Multiestratégia	768	590
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	21,218	16,669
Vinci Infra Transmissão FIP - Infraestrutura (i)	6,128	4,875
Nordeste III FIP Multiestratégia	2,652	2,030
Vinci Impacto Ret IV FIP Multiestratégia	830	—

	31,596	24,164

(i)

These funds are focused in acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations, that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of December 31, 2020, and 2019, these funds held investment in Linhas de Energia do Sertão Transmissora S.A. (“LEST”) and Água Vermelha Transmissora de Energia S.A.

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

	On 31 December 2020
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	—	70,353	—	70,353
Public equities funds	—	—	—	—
Mutual funds	—	8,253	—	8,253
Private equity funds	—	—	31,596	31,596

Total Financial Assets	—	78,606	31,596	110,202

	On 31 December 2019
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	—	332	—	332
Public equities funds	—	834	—	834
Mutual funds	—	84,665	—	84,665
Real estate listed funds	445	—	—	445
Private equity funds	—	—	24,164	24,164

Total Financial Assets	445	85,831	24,164	110,440

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

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices

•	for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund’s investments, performed by the fund’s management (Vinci Capital) or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund’s investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund’s management).

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(d) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Valuation Technique	Unobservable inputs	Value input	Reasonable possible shift +/-	2019 Gain / (Losses)	2020 Gain / (Losses)	Possible shift in Gain and losses
	12/31/2020	12/31/2019
Vinci Infra Coinvestimento I FIP – Infraestrutura	21,218	16,669	Discounted cash flow	Discount rate	7.99%	0.5% / 1%	12,870	4,548	Lower discount rate in 50 basis points would increase fair value by R$ 1,095 (R$ 559 – 2019) and higher discount rate in 100 basis points would decrease fair value by R$ 1,920 (1,992 – 2019)
Vinci Infra Transmissão FIP - Infraestrutura	6,128	4,875	Discounted cash flow	Discount rate	7.99%	0.5% / 1%	3,499	1,253	Lower discount rate in 50 basis points would increase fair value by R$ 656 (R$ 163 – 2019) and higher discount rate in 100 basis points would decrease fair value by R$ 682 (R$ 583 – 2019)
Nordeste III FIP Multiestratégia	2,652	2,030	Discounted cash flow	Discount rate	16.50%	0.5% / 1%	307	702	Lower discount rate in 50 basis points would increase fair value by R$ 9 and higher discount rate in 100 basis points would decrease fair value by R$ 18
Others	1,598	590	NAV Valuation	NAV	N/A	1% / 2%	128	(41)	Increased NAV in 100 basis points would increase fair value by R$ 26 (R$ 26 – 2019) and lower NAV in 200 basis points would decrease fair value by R$ 52 (R$ 52 – 2019)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

6	Other assets

	2020	2019

Prepayments to employees (i)	474	817
Sundry advances	159	192
Advances to projects in progress (ii)	7,882	4,009
Transaction costs (iii)	3,571	—
Other prepayments	81	117
Related parties receivables (iv)	260	301
Guarantee deposits	1,040	806
Sublease receivables	398	—
Others	58	132

	13,923	6,374

Current	12,383	5,044
Non-current	1,540	1,330

	13,923	6,374

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).
(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.
(iii)	Refers to transaction costs incurred by Vinci related to the initial public offering.
(iv)	Refers to an intercompany transaction. See note 19 for more details.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	The main information on the ownership interest held can be summarized as follows:

Entity	Principal activities	Place of business	Quotas	Equity	2020 Profit / (Loss) For the year
Vinci Assessoria Financeira Ltda.	Financial advisory services	Brazil	100%	3,464	20,059
Vinci Equities Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	4,584	30,045
Vinci Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	7,967	10,968
Vinci Capital Gestora de Recursos Ltda.	Private Equity Funds Management	Brazil	100%	176	33,460
Vinci Gestão de Patrimônio Ltda.	Funds management	Brazil	100%	8,440	31,987
Vinci Real Estate Gestora de Recursos Ltda.	Real Estate Funds Management	Brazil	100%	4,505	21,393
Vinci Capital Partners GP Limited	Funds General Partners	Cayman Islands	100%	171	(203)
Vinci USA LLC	Offhsore Funds Management	USA	100%	8,380	3,570
Vinci International Real Estate Ltd (*)	Offhsore Funds Management	USA	100%	61	—
Vinci Crédito Gestora de Recurso Ltda.	Credit Funds Managament	Brazil	100%	1,104	159
Vinci Infraestrutura Gestora de Recursos Ltda.	Infrastructure Funds Management	Brazi	100%	24,640	17,942
Vinci Financial Ventures (VF2) GP	Funds General Partners	USA	100%	—	(28)
Vinci Capital Partners GP III Limited	Funds General Partners	Cayman Islands	100%	69	(25)
Amalfi Empreendimentos e Participações Ltda.	Non-operational Company	Brazil	100%	18	(72)
GGN GP LLC	Funds General Partners	USA	100%	208	—

(*)	Vinci International Real Estate Ltd is controlled by Vinci USA LLC, which holds 75% of interest in the company

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Entity	Principal activities	Place of business	Quotas	Equity	2019 Profit / (Loss) For the year
Vinci Assessoria Financeira Ltda.	Financial advisory services	Brazil	100%	532	3,143
Vinci Equities Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	30,531	40,974
Vinci Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	8,201	2,448
Vinci Capital Gestora de Recursos Ltda.	Private Equity Funds Management	Brazil	100%	18,107	72,230
Vinci Gestão de Patrimônio Ltda.	Funds management	Brazil	100%	10,680	19,620
Vinci Real Estate Gestora de Recursos Ltda.	Real Estate Funds Management	Brazil	80%	12,804	10,515
Vinci Capital Partners GP Limited	Funds General Partners	Cayman Islands	100%	305	(1,224)
Vinci USA LLC	Offhsore Funds Management	USA	100%	1,755	8,816
Vinci International Real Estate Ltd (*)	Offhsore Funds Management	USA	100%	198	681
Vinci Crédito Gestora de Recurso Ltda.	Credit Funds Managament	Brazil	100%	(5)	(272)
Vinci Infraestrutura Gestora de Recursos Ltda.	Infrastructure Funds Management	Brazi	80%	19,849	12,520
Vinci Financial Ventures (VF2) GP	Funds General Partners	USA	100%	15	(14)
Vinci Capital Partners GP III Limited	Funds General Partners	Cayman Islands	100%	75	(107)
Amalfi Empreendimentos e Participações Ltda.	Non-operational Company	Brazil	100%	1	(163)
GGN GP LLC	Funds General Partners	USA	100%	—	—

(*)	Vinci International Real Estate Ltd is controlled by Vinci USA LLC, which holds 75% of interest in the company

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Real Estate		Vinci Infraestrutura		Vinci Int’l Real Estate		Total
	2020 (*)	2019	2020 (**)	2019	2020	2019	2020	2019
Summarized Balance Sheet

Current assets	—	15,832	—	10,352	270	500	270	26,684
Current liabilities	—	(4,699)	—	(2,957)	(209)	(302)	(209)	(7,958)

Current net assets	—	11,133	—	7,395	61	198	61	18,726

Non-current assets	—	9,936	—	14,870	—	—	—	24,806
Non-current liabilities	—	(8,258)	—	(2,419)	—	—	—	(10,677)

Non-current net assets	—	1,678	—	12,451	—	—	—	14,129

Net assets	—	12,811	—	19,846	61	198	61	32,855

Accumulated NCI	—	2,562	—	3,969	15	50	15	6,581

(*)	As informed in note 2.1 (a), in August 31, 2020 Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder.
(*)	As informed in note 2.1 (a), in November 21, 2020 Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Summarized statement of comprehensive income	Vinci Real Estate		Vinci Infraestrutura		Vinci International Real Estate		Total
	2020 (*)	2019	2020 (**)	2019	2020	2019	2020	2019

Revenue	21,367	19,182	23,394	20,110	237	1,037	44,998	40,329

Profit for the period	15,020	10,519	16,865	12,520	—	681	31,885	23,720

Other comprehensive income	—				—	—	—	—

Total comprehensive income	15,020	10,519	16,865	12,520	—	681	31,885	23,720

Profit allocated to NCI before dividends	3,004	2,104	3,373	2,504	—	170	6,377	4,778

Disproportionate dividends distributions	(2,037)	(670)	(5,385)	151	—	—	(7,422)	(519)

Profit/(loss) allocated to NCI	967	1,434	(2,012)	2,655	—	170	(1,045)	4,259

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

8	Property and equipment

	2020
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2020	9,003	42,534	5,560	8,459	785	66,341
Aquisitions	1,462	—	242	235	76	2,015
Foreign Exchange variations of property and equipment abroad	—	4,361	—	1,291	—	5,652

At December 31, 2020	10,465	46,895	5,802	9,985	861	74,008

Accumulated depreciation
At January 1, 2020	(6,008)	(31,751)	(4,913)	(7,257)	—	(49,929)
Annual depreciation	(787)	(1,580)	(351)	(638)	—	(3,356)
Foreign Exchange variations of property and equipment abroad	—	(4,500)	—	(1,180)	—	(5,680)

At December 31, 2020	(6,795)	(37,831)	(5,264)	(9,075)	—	(58,965)

Net book value
At January 1, 2020	2,995	10,783	647	1,202	785	16,412

At December 31, 2020	3,670	9,064	538	910	861	15,043

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	2019
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	, Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2019	8,968	41,386	5,253	7,992	616	64,215
Aquisitions	35	582	307	84	169	1,177
Foreign Exchange variations of property and equipment abroad	—	566	—	383	—	949

At December 31, 2019	9,003	42,534	5,560	8,459	785	66,341

Accumulated depreciation
At January 1, 2019	(5,105)	(29,090)	(4,390)	(6,300)	—	(44,885)
Annual depreciation	(903)	(2,075)	(523)	(818)	—	(4,319)
Foreign Exchange variations of property and equipment abroad	—	(586)	—	(139)	—	(725)

At December 31, 2019	(6,008)	(31,751)	(4,913)	(7,257)	—	(49,929)

Net book value
At January 1, 2019	3,863	12,296	863	1,692	616	19,330

At December 31, 2019	2,995	10,783	647	1,202	785	16,412

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients’ portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci’s managers named Wealth Management.

The Entity assesses, at each reporting date, whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset’s recoverable amount. There were no indications of impairment of intangible assets for the years ended December 31, 2020 and 2019.

	2020
	Software development	Total

Cost
At January 1, 2020	21,908	21,908
Purchases	—	—
Foreign exchange variation of intangible assets abroad	1,815	1,815

At December 31, 2020	23,723	23,723

Accumulated amortization
At January 1, 2020	(19,188)	(19,188)
Annual amortization	(1,286)	(1,286)
Foreign exchange variation of intangible assets abroad	(1,808)	(1,808)

At December 31, 2020	(22,282)	(22,282)

At January 1, 2020	2,720	2,720

At December 31, 2020	1,441	1,441

Amortization rate (per year) - %	20%

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

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	12/31/2020	12/31/2019
Sub-lease receivable
Rio de Janeiro Office - BM 336	2,963	5,600

Total	2,963	5,600

Current	2,963	2,883
Non-current	—	2,717

Total	2,963	5,600

Right of use assets
Rio de Janeiro Office - BM 336	82,117	79,101
São Paulo Office – JRA	4,987	6,012
NY Office - third Avenue	3,374	3,271

Total	90,478	88,384

Lease liabilities
Rio de Janeiro Office - BM 336	(96,507)	(92,444)
São Paulo Office – JRA	(5,972)	(6,933)
NY Office - third Avenue	(3,720)	(3,514)

Total	(106,199)	(102,891)

Current	(19,828)	(17,738)
Non-current	(86,371)	(85,153)

Total	(106,199)	(102,891)

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

(iii)	The Group’s leasing activities and how these are accounted for

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

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the group under residual value guarantees

•	the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases, which does not have recent third party financing, and

•	make adjustments specific to the lease, e.g. term, country, currency and security.

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

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

(iv)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

11	Accounts payable

	12/31/2020	12/31/2019

Dividends payable (i)	123,191	34,410
Rent payable – prior month expense	1,673	1,260
Funds quotas acquisition (ii)	—	1,835
Other payables	964	197

	125,828	37,702

Current	125,795	37,669
Non-current	33	33

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

The Entity’s quotaholders as at December 31, 2020, 2019 and 2018 are presented in the table below:

Quotaholder	01/01/2018 Quantity	Subscribed	Transferred	Cancelled	12/31/2018 Quantity
Gilberto Sayão da Silva	2,412,000.00	—	—	—	2,412,000.00
Alessandro Monteiro Morgado Horta	1,206,000.00	—	—	—	1,206,000.00
Paulo Fernando Carvalho de Oliveira	1,206,000.00	—	—	—	1,206,000.00
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	—	1,206,000.00
Others Quotaholders	2,520,000.00	270,000.00	—	—	2,790,000.00

Total	8,550,000.00	270,000.00	—	—	8,820,000.00

Quotaholder	12/31/2018 Quantity	Subscribed	Transferred	Cancelled	12/31/2019 Quantity
Gilberto Sayão da Silva	2,412,000.00	—	(2,412,000.00)	—	—
Alessandro Monteiro Morgado Horta	1,206,000.00	—	(1,206,000.00)	—	—
Paulo Fernando Carvalho de Oliveira	1,206,000.00	—	(1,206,000.00)	—	—
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	—	1,206,000.00
Vinci Partners Participações Ltda.	—	—	4,194,000.00	—	4,194,000.00
Treasury Quotas	—	—	225,000.00	(225,000.00)	—
Others Quotaholders	2,790,000.00	—	405,000.00	—	3,195,000.00

Total	8,820,000.00	—	—	(225,000.00)	8,595,000.00

Quotaholder	12/31/2019 Quantity	Subscribed	Transferred	Cancelled	12/31/2020 Quantity
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	—	1,206,000.00
Vinci Partners Participações Ltda.	4,194,000.00	—	—	—	4,194,000.00
Others Quotaholders	3,195,000.00	135,000	—	—	3,330,000.00

Total	8,595,000.00	135,000	—	—	8,730,000.00

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b)	Treasury quotas

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(f)	Basic and diluted earnings per quota

a) Basic earning per quota	2020	2019	2018
From continuing operations attributable to the ordinary equity holders of the Entity	19.60	17.41	6.52

Total basic earning per quota attributable to the ordinary equity holders of the Entity	19.60	17.41	6.52

b) Diluted earning per quota	2020	2019	2018
From continuing operations attributable to the ordinary equity holders of the Entity	19.60	17.41	6.52

Total basic earning per quota attributable to the ordinary equity holders of the Entity	19.60	17.41	6.52

c) Reconciliations of earnings used in calculating earnings per quota

Basic earnings per quota:	2020	2019	2018
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per quota:
From continuing operations	170,199	151,373	56,613

	170,199	151,373	56,613

Diluted earnings per quota:	2020	2019	2018
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per quota	170,199	151,373	56,613

Used in calculating diluted earnings per quota	170,199	151,373	56,613

d) Weighted average number of quotas used as the denominator

	Number 2020	Number 2019	Number 2018
Weighted average number of ordinary quotas used as the denominator in calculating basic earnings per quota:	8,683,893	8,688,082	8,686,849
Adjustments for calculation of diluted earnings per quota:	—	—	—

Weighted average number of ordinary quotas and potential ordinary quotas used as the denominator in calculating diluted earnings per quota	8,683,893	8,688,082	8,686,849

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

15	Revenue from services rendered

	2020	2019	2018

Gross revenue from fund management	285,798	233,826	152,571
Gross revenue from realized performance fees	31,358	48,295	6,383
Gross revenue from unrealized performance fees	10,511	17,033	—
Gross revenue from advisory	31,569	11,939	21,383

Gross revenue from services rendered	359,236	311,093	180,337

In Brazil	264,493	215,941	122,935
Abroad	94,743	95,152	57,402

Taxes and contributions
COFINS	(9,488)	(6,494)	(3,688)
PIS	(2,057)	(1,407)	(798)
ISS	(7,799)	(6,475)	(3,647)

Net revenue from services rendered	339,892	296,717	172,204

Net revenue from fund management	271,266	223,808	146,551
Net revenue from realized performance fees	29,866	45,949	6,042
Net revenue from unrealized performance fees	9,918	16,071	—
Net revenue from advisory	28,842	10,889	19,611

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

16	General and administrative expenses

	2020	2019	2018

Personnel	(37,175)	(33,748)	(28,307)

Profit sharing (a)	(37,198)	(28,788)	(15,886)

	(74,373)	(62,536)	(44,193)

Third party expense (b)	(24,651)	(19,497)	(15,146)

Right of use depreciation (c)	(8,586)	(10,521)	(11,447)

Depreciation and amortization (d)	(4,642)	(5,998)	(6,074)

Other operating expenses (e)	(5,199)	(5,021)	(5,811)

Travel and representations	(933)	(3,589)	(2,434)

Condominium expenses	(2,818)	(2,953)	(2,639)

Payroll taxes	(2,132)	(2,230)	(2,094)

Rental expense	(428)	(313)	(160)

Telephony services	(278)	(315)	(508)

Legal	(146)	(204)	(125)

Trade receivables allowance	(59)	(69)	(52)

Office consumables	—	(41)	(72)

	(124,245)	(113,287)	(90,755)

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

17	Finance profit/(loss)

	2020	2019	2018

Investment income (i)	9,066	20,244	7,464
Foreign currency variation income	416	56	169
Financial revenue on sublease agreements	519	800	1,025
Other finance income	49	61	65

Finance income	10,050	21,161	8,722

Financial expense on lease agreements	(12,209)	(11,980)	(11,609)
Bank fees	(258)	(86)	(109)
Investment losses (i)	(234)	—	(334)
Fines on taxes	—	(3)	(5)
Financial expense on liabilities at amortized cost	(203)	(181)	(162)
Interest on taxes	—	(30)	(28)
Foreign currency variation expense	(193)	(196)	(225)

Finance costs	(13,097)	(12,476)	(12,472)

Finance profit/(loss), net	(3,047)	8,865	(3,749)

(i)	Segregated investment income result is demonstrated below:

	2020	2019	2018
Mutual funds and fixed income investments	2,604	2,819	2,031
Private equity funds	6,462	16,803	5,378
Real Estate listed funds	—	99	36
Public equities funds	—	523	17

	9,066	20,244	7,464

Mutual funds	—	—	(14)
Private equity funds	(71)	—	(320)
Real Estate listed funds	(77)	—	—
Public equities funds	(86)	—	—

	(234)	—	7,130

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

18	Income tax and social contribution

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	2020	2019

Deferred tax assets

Tax losses	2,769	1,161

Leases	1,799	1,046

Total	4,568	2,207

Deferred tax liabilities

Financial revenue	(7,842)	(5,731)

Estimated revenue	(2,997)	(1,855)

Leases	(224)	(336)

Total Income Tax	(11,063)	(7,922)

Estimated revenue	(1,557)	(961)

Total (Taxes and contribution)	(1,557)	(961)

Total deferred tax liabilities	(12,620)	(8,883)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Movements	Tax losses	Leases	Total

Deferred tax assets

As at December 31, 2018	—	575	575

to profit and loss	1,161	470	1,631

As at December 31, 2019	1,161	1,046	2,207

to profit and loss	1,608	753	2,361

As at December 31, 2020	2,769	1,799	4,568

Movements	Financial Revenue	Estimated Revenue	Leases	Total

Deferred tax liabilities
As at December 31, 2018	(1,866)	—	(301)	(2,167)

to profit and loss	(3,865)	(2,816)	(35)	(6,716)

As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)

to profit and loss	(2,111)	(1,738)	112	(3,737)

As at December 31, 2020	(7,842)	(4,554)	(224)	(12,620)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(a)	Tax effective rate

	2020	2019	2018

Profit (loss) before income taxes	212,600	192,115	77,700
Combined statutory income taxes rate - %	34%	34%	34%

Income tax benefit (expense) at statutory rates	(72,284)	(65,319)	(26,418)
Reconciliation adjustments:
Expenses not detuctible	(93)	(323)	—
Tax loss compensation	—	361	—
Tax loss accrual	—	1.161	(822)
Tax benefits	440	—	—
Effect of presumed profit of subsidiaries (i)	28,435	27,812	6,215

Other additions (exclusions), net	56	(175)	3

Income taxes expenses	(43,446)	(36,483)	(21,022)
Current	(42,666)	(32,360)	(21,402)
Deferred	(780)	(4,123)	380

Effective rate	20%	19%	27%

(i)

Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, is solely represented by the Executive Committee, amounted to R$ 3,897 (2019 - R$ 3,638 and 2018 – R$ 3,210) for the year ended December 31, 2020.

(b)	Receivables from related parties

The Entity receivables from related parties as of December 31, 2020 and 2019, as shown in the table below:

	2020	2019
Salzburg Empreendimentos E Participações Ltda.	—	60
Vinci Projetos de Infraestrutura XIV S.A.	80	153
Vinci Infra Investimentos V2I S.A.	49	29
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Grassano Participações SA	53	23
Accadia Participações SA	51	22
Vinci Partners Participações Ltda	—	7
Norcia Participações SA	22	2

	260	301

(c)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

20	Segment reporting

The Entity’s reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity’s business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity’s operations are segmented according to the organization and management model approved by management, and they are divided as follows:

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

Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth and management profile, using a proprietary methodology (“Value from the Core”).

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

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	2020
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	36,630	44,948	54,178	30,193	32,928	17,815	17,463	30,338		264,493
Abroad	71,715	13,989	8,790	—	71	—	178	—		94,743

Gross revenue from services rendered	108,345	58,937	62,968	30,193	32,999	17,815	17,641	30,338	—	359,236

Fund Advisory fee	—	—	135	—	1,096	—	—	30,338		31,569
Fund Management fee	108,690	53,212	48,489	17,268	30,561	16,054	11,524	—		285,798
Fund Performance fee	(344)	5,725	14,344	12,925	1,341	1,761	6,117	—		41,869
Taxes and contributions	(5,149)	(2,847)	(3,040)	(1,838)	(1,878)	(994)	(974)	(2,624)		(19,344)

Net revenue from services rendered	103,197	56,090	59,928	28,355	31,120	16,821	16,667	27,714		339,892
(-) General and administrative expenses	(9,668)	(6,288)	(10,789)	(5,472)	(4,879)	(2,584)	(3,021)	(3,012)	(78,532)	(124,245)

Operating profit	93,529	49,802	49,139	22,883	26,241	14,237	13,646	24,702	(78,532)	215,647

Finance income										10,050
Finance cost										(13,097)

Finance result, net										(3,047)

Profit before income taxes										212,600
Income taxes										(43,446)

Profit for the year										169,154

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	2019
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	48,220	54,875	35,339	25,645	20,553	13,780	9,639	7,890	—	215,941
Abroad	71,395	14,577	7,977	—	1,203	—	—	—	—	95,152

Gross revenue from services rendered	119,615	69,452	43,315	25,645	21,757	13,780	9,639	7,890	—	311,093

Fund Advisory fee	—	—	1,736	—	2,313	—	—	7,890	—	11,939
Fund Management fee	119,271	37,736	26,687	11,025	19,297	12,962	6,847	—	—	233,826
Fund Performance fee	344	31,716	14,892	14,620	146	818	2,791	—	—	65,328
Taxes and contributions	(3,590)	(3,452)	(2,660)	(1,447)	(1,225)	(776)	(542)	(682)	—	(14,376)

Net revenue from services rendered	116,025	66,000	40,655	24,198	20,531	13,004	9,097	7,207	—	296,717
(-) General and administrative expenses	(9,416)	(7,163)	(8,467)	(6,041)	(4,088)	(1,939)	(2,970)	(2,727)	(70,478)	(113,287)

Operating profit	106,609	58,838	32,188	18,156	16,443	11,065	6,127	4,481	(70,478)	183,430

Finance income										21,161
Finance cost										(12,476)

Finance result, net										8,685

Profit before income taxes										192,115
Income taxes										(36,483)

Profit for the year										155,632

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	2018
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	26,394	21,138	16,413	12,991	12,159	9,119	6,681	18,039	—	122,935
Abroad	43,081	7,488	5,935	—	898	—	—	—	—	57,402

Gross revenue from services rendered	69,475	28,626	22,348	12,991	13,057	9,119	6,681	18,039	—	180,337

Fund Advisory fee	—	—	2,970	—	374	—	—	18,039	—	21,383
Fund Management fee	69,475	26,252	16,974	12,991	12,684	8,511	5,685	—	—	152,571
Fund Performance fee	—	2,375	2,404	—	—	608	996	—	—	6,383
Taxes and contributions	(1,908)	(1,319)	(1,094)	(703)	(687)	(493)	(367)	(1,560)	—	(8,133)

Net revenue from services rendered	67,567	27,307	21,254	12,288	12,370	8,626	6,314	16,479	—	172,204
(-) General and administrative expenses	(2,314)	(5,238)	(7,943)	(5,286)	(3,279)	(1,795)	(3,316)	(1,967)	(59,617)	(90,755)

Operating profit	65,253	22,069	13,311	7,001	9,091	6,831	2,998	14,512	(59,617)	81,449

Finance income										8,723
Finance cost										(12,472)

Finance result, net										(3,749)

Profit before income taxes										77,700
Income taxes										(21,022)

Profit for the year										56,678

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

21	Legal Claim

As of December 31, 2020, and 2019, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	2020	2019

Tax	22,234	21,824
Civil	—	—
Labor	1,883	1,743

Total	24,117	23,567

Tax Claims

Vinci Gestora is a party to two tax administrative proceedings in course arising from the payment of social security contributions (employer’s portion and Work Accident Insurance (SAT) and contributions to third parties in 2011 and 2012, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,167 and R$ 2,848, respectively.

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

The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds at December 31, 2020 and 2019 are as follow:

	2020	2019
Vinci Impacto e Retorno IV Feeder B	5,945	—
Vinci Capital Partners III Feeder FIP Multiestratégia	2,465	2,510
Nordeste III FIP Multiestratégia	1,967	2,798

	10,377	5,308

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

23	Subsequent Events

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