Form 20-F
period 2021-12-31
Vinci Partners Investments Ltd.
filed 2022-04-20
CIK 1826286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
The number of outstanding shares as of the date of this annual report was 41,689,338

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
12b-2
of the
Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☒	Non-accelerated Filer	☐

				Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:  ☐
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real
,” “Brazilian
reais
,” or “R$” are to the Brazilian
real
, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.
Financial Statements
Vinci Partners Investments Ltd., which we refer to in this annual report as “Vinci Partners,” was incorporated on September 21, 2020 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Vinci Partners was incorporated to become the holding entity of Vinci Partners Investimentos Ltda., which we refer to in this annual report as “Vinci Partners Brazil.” Until the contribution of Vinci Partners Brazil’s quotas to us by Vinci Partners Brazil’s quotaholders prior to the consummation of our initial public offering on February 1, 2021, or IPO, Vinci Partners had not commenced its operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.
We present in this annual report the audited consolidated financial statements of Vinci Partners for the year ended December 31, 2021, and the audited consolidated financial statements of Vinci Partners Brazil for the years ended December 31, 2020 and 2019. Both the audited consolidated financial statements of Vinci Partners and Vinci Partners Brazil were prepared in accordance with IFRS, as issued by the IASB. The comparative historical figures presented in Vinci Partners’ audited consolidated financial statements are the ones of its predecessor entity and wholly-owned subsidiary, Vinci Partners Brazil.
Both Vinci Partners and Vinci Partners Brazil maintain their books and records in Brazilian reais
, the presentation currency for their financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, the financial information presented herein as of December 31, 2021, 2020 and 2019, is stated in Brazilian reais
, our reporting currency. The consolidated financial information of Vinci Partners contained in this annual report is derived from Vinci Partners’ audited consolidated financial statements as of December 31, 2021, and for the year ended December 31, 2021, together with the notes thereto. The consolidated financial information of Vinci Partners Brazil contained in this annual report is derived from Vinci Partners Brazil’s audited consolidated financial statements as of December 31, 2020, and for the years ended December 31, 2020 and 2019, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to the audited consolidated financial statements of both Vinci Partners and Vinci Partners Brazil included elsewhere in this annual report. All references herein to “we,” “us,” “our,” or the “Company” are to (i) Vinci Partners, following the contribution of Vinci Partners Brazil’s quotas to us by Vinci Partners Brazil’s quotaholders, as described above, or (ii) Vinci Partners Brazil, prior to such contribution.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended December 31 of that calendar year.
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
As of December 31, 2021, we had a total of 56,155,577 common shares issued and outstanding, 14,466,239 of these shares were Class B common shares beneficially owned by Gilberto Sayão da Silva, and 41,689,338 of these shares were Class A common shares beneficially owned by the other former quotaholders of Vinci Partners Brazil and the investors of our IPO. In addition, 758,011 Class A common shares were held in treasury. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
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
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real
amounts included in this annual report from
reais
into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real
amounts into U.S. dollars using a rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank.
Special Note Regarding
Non-GAAP
Financial Measures
This annual report presents our FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings, and Distributable Earnings Margin, which are non-GAAP
financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors.
We present fee related earnings, or FRE, because we believe this metric is useful to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. FRE is calculated as operating profit, less
(a) net revenue from realized performance fees,
less
(b) net revenue from unrealized performance fees,
plus
(c) stock option plan compensation
plus
(d) compensation allocated in relation to performance fees. Until December 31, 2020, our FRE was calculated as operating profit, less
(a) net revenue from realized performance fees,
less
(b) net revenue from unrealized performance fees,
plus
(c) compensation allocated in relation to performance fees. Beginning in the year ended December 31, 2021, management decided to change the calculation of FRE previously reported in our annual report on Form
20-F
in light of the creation of our stock option plan and, for this reason, stock option plan compensation has been added to the calculation. FRE Margin is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory.
We present performance related earnings, or PRE, because we believe this measure can provide useful information as a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less
(a) net revenue from fund management,
less
(b) net revenue from advisory,
plus
(c) personnel expenses and profit sharing,
plus
(d) other general and administrative expenses,
less
(e) compensation in relation to performance fees. PRE Margin is calculated as PRE divided by net revenue from performance fees.
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
plus
(f) stock option plan compensation,
plus
(g) depreciation and amortization. Until December 31, 2020, Distributable Earnings was calculated as profit for the year, less
(a) net revenue from unrealized performance fees,
plus
(b) income taxes from unrealized performance fees,
plus
(c) compensation allocated in relation to unrealized performance fees, less
(d) unrealized gain from investment income,
plus
(e) income taxes on unrealized gain from investment income. Beginning the year ended December 31, 2020, management decided to change the calculation of Distributable Earnings previously reported in our Registration Statement on Form
F-1
(File
No. 333-251871)
to improve the

analysis of
non-cash
components and for this reason depreciation and amortization have been added back. In order to allow the comparability over the years, Distributable Earnings for the year ended December 31, 2019 are presented with this adjustment in
“Non-GAAP
Financial Measures and Reconciliations.” Moreover, beginning the year ended December 31, 2021, management decided to change the calculation of Distributable Earnings previously reported in our annual report on Form
20-F
in light of the creation of our stock option plan and, for this reason, stock option plan compensation has been added to the calculation. Distributable Earnings Margin is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from advisory and realized gain from investment income.
FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings and Distributable Earnings Margin as described in this annual report are non-GAAP
measures that are not a substitute for the IFRS measures of earnings. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.
In addition, this annual report presents our Adjusted FRE, Adjusted FRE Margin, Adjusted PRE, Adjusted PRE Margin, Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year, Adjusted Profit Margin for the year, Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related
dividends, and Dividends to Partners excluding unrealized performance fee-related
dividends, which are
non-GAAP
financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors. However, because Dividends to Partners are no longer paid beginning in the year ended December 31, 2021, Adjusted FRE, Adjusted FRE Margin, Adjusted PRE, Adjusted PRE Margin, Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin and Adjusted Profit for the year ended December 31, 2021 are equal to FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings, Distributable Earnings Margin and profit for the year ended December 31, 2021, respectively. See “—Factors Affecting the Comparability of Our Results of Operations” for a description of our historical practice for distributing dividends to our partners.
We present Adjusted FRE because we believe this metric is useful to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. Adjusted FRE is calculated as FRE less
Dividends to Partners, excluding performance
fee-related
dividends. Adjusted FRE Margin is calculated as Adjusted FRE divided by the sum of net revenue from fund management and net revenue from advisory.
We present adjusted performance related earnings, or Adjusted PRE, because we believe this measure can provide useful information as a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. Adjusted PRE is calculated as PRE less
Dividends to Partners related to performance fees. Adjusted PRE Margin is calculated as Adjusted PRE divided by net revenue from performance fees.
We present Adjusted Distributable Earnings as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, less
Dividends to Partners, excluding unrealized performance
fee-related
dividends. Adjusted Distributable Earnings Margin is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management and net revenue from advisory and realized gain from investment income.
We present Adjusted Profit for the year because management evaluates this measure and we believe it can provide useful information to investors and analysts regarding the net results of our business, excluding Dividends to Partners. We calculate Adjusted Profit for the year as profit for the year less
Dividends to Partners. Adjusted Profit Margin for the year is calculated as Adjusted Profit for the year divided by the sum of net revenue from fund management and net revenue from advisory.
We present Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related
dividends, and Dividends to Partners excluding unrealized performance fee-related
dividends as measures that we use to assess the share of distributions made to our partners and for purposes of calculating a number of the non-GAAP
measures described above. Dividends to Partners represents a portion of total dividends distributed or declared for distribution by Vinci Partners, related to management fees or performance fees; Dividends to Partners related to performance fees are those dividends that are distributed or declared for distribution to partners in connection with performance related to fund outcomes above their respective benchmarks; Dividends to Partners, excluding performance fee-related
dividends are those dividends distributed or declared for distribution to partners other than those related to performance fees; and Dividends to Partners, excluding unrealized performance fee-related
dividends are dividends to partners that are distributed or declared for distribution to partners other than dividends for which performance fees are not yet recognized as realized performance fee-related
dividends under the relevant accounting criteria (i.e., it is highly probable that the amount of revenue related to such fees will not be changed in the income statement).
Adjusted FRE, Adjusted FRE Margin, Adjusted PRE, Adjusted PRE Margin, Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit, and Adjusted Profit Margin for the year as described in this annual report are non-GAAP
measures that are not a substitute for the IFRS measures of earnings. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. See “Item 5. Operating and Financial Review and Prospects—A. Operating
Results—Non-GAAP
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

•
the interests of our controlling shareholder, Gilberto Sayão da Silva, who owns 100% of our outstanding Class B common shares, which represents approximately 77.6% of the voting power of our issued share capital;

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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management
Not applicable.

B.	Advisers
Not applicable.

C.	Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics
Not applicable.

B.	Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
Certain of our funding costs and the returns on certain of our investment funds are tied to certain interest rate indices or other benchmark indices, such as the Brazilian long-term interest rate, or TJLP, the CDI Rate, the SELIC rate, certain inflation indices and certain B3 indices. In addition, carrying costs and the returns on certain of our investment funds based in the United States are tied to or denominated in U.S. dollars, exposing us to risks associated with fluctuations in rate of exchange of U.S. dollars for Brazilian reais
. We may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, with a consequent adverse effect on our business, financial condition and results of operations.

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
In connection with the preparation of our consolidated financial statements for the years ended December 31, 2021 and 2020, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2021 and 2020. The material weaknesses identified refer to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC. We have a remediation plan to improve our internal control over financial reporting, but there is no assurance that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.
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
Gilberto Sayão da Silva controls our company through his beneficial ownership of all of our outstanding Class B common shares, representing 77.6% of the combined voting power of our issued share capital. So long as Mr. Sayão da Silva beneficially owns a sufficient number of Class B common shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions.

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
The
COVID-19
pandemic and government measures taken in response thereto has caused disruptions in our funds’ portfolio companies’ businesses and could lead to long-term disruptions or closures. For instance, the
COVID-19
pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the
COVID-19
pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate strategy and certain portfolio companies of our private equity funds were adversely impacted as a result of lockdowns and shopping mall closures in Brazil lasting over three months. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements and longer-term trends in demand for the type and size of office space.

These factors have adversely impacted certain of the companies in our investment portfolio and severely disrupted operations and economic conditions generally. In addition, significant market fluctuations driven by the
COVID-19
pandemic have resulted in fluctuations in the fair value component of our assets under management, or AUM, and could result in additional fluctuations in our AUM depending on the severity and extent of the ongoing pandemic.
The ultimate extent of the impact of
COVID-19,
including the outbreak of more transmissible variants and uncertainty about the availability of effective vaccines, or any other epidemic, pandemic or other health crisis, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted with any certainty, which future developments could include new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the
COVID-19
pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Difficult market and economic conditions can adversely affect our business in many ways, including by reducing the value or performance of the investments that we manage or by reducing the ability of our funds to raise or deploy capital, each of which could negatively impact our net income and cash flow and adversely affect our financial prospects and condition.
Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic and political uncertainty, such as those deriving from the Brazilian presidential election to be held in late 2022, changes in laws (including laws relating to taxation), trade barriers and trade tension (including between the United States and China), commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, such as the ongoing war between Ukraine and Russia, terrorist acts or security operations). Future market conditions may be less favorable compared to current and historical market conditions. Adverse conditions in financial markets and the economy can adversely impact our results of operations and financial condition by decreasing our AUM (both directly through a decline in market value or through clients withdrawing investments) and thereby decrease our performance and management fees, as well as by decreasing the investment income we earn from our proprietary investments.
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
Our performance directly
ties-in
to the payment of fund management and performance fees by our investment funds, which, in turn, are subject to a number of risks inherent to their operations and also to the risk of the businesses and industries in which the portfolio companies of such investment funds operate, as well as advisory fees for financial advisory services, which are subject to transaction closings and realization of IPOs advised by Vinci Partners. Some of these industries are particularly noteworthy for the inherent risks therewith associated, such as infrastructure and real estate. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war and other factors that are beyond our control. In addition, the acquisition of direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income
producing, is subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, the investment in energy, manufacturing, transportation, water and sanitation, and other infrastructure capital-intensive projects, as well as the development and operation of assets associated with real estate and certain other assets, may expose our investment funds, and, consequently, us, to increased environmental liabilities that are inherent in the ownership of such assets, which under the applicable laws may be imposed regardless of fault.
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
Certain of our funding costs and the returns on certain of our investment funds are tied to certain interest rate indices or other benchmark indices, such as the Brazilian long-term interest rate, or TJLP, the CDI Rate, the SELIC rate, certain inflation indices and certain B3 indices. In addition, carrying costs and the returns on certain of our investment funds based in the United States are tied to or denominated in U.S. dollars, exposing us to risks associated with fluctuations in rate of exchange of U.S. dollars for reais
. We have no control over fluctuations in interest rates, market indices or exchange rates and we may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, which would have a material adverse effect on our business, financial condition and results of operations. See “—Certain Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares” and “—We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk.”

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
These liquidity requirements are significant and, in some cases, involve capital that will remain invested for extended periods of time. As of December 31, 2021, we had R$6.7 billion of remaining unfunded capital commitments to our investment funds. Our commitments to our funds will require significant cash outlays over time, and there can be no assurance that we will be able to generate sufficient cash flows from realizations of investments to fund them.
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
Our earnings are highly variable from quarter to quarter due to the volatility of investment returns of most of our funds, other investment vehicles and our balance sheet assets and the transaction and other fees earned from our businesses. We recognize earnings on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds and for certain of our recent funds, when a performance hurdle is achieved. During times of market volatility the fair value of our funds and our balance sheet assets are more variable, and as publicly traded equity securities currently represent a proportion of the assets of many of our funds and balance sheet assets, volatility in the equity markets may have a significant impact on our reported results. A decline in realized or unrealized gains, a failure to achieve a performance hurdle or an increase in realized or unrealized losses, would adversely affect our profit for the period.
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
In the last five years, the Brazilian basic interest rate, known as the SELIC rate, fell from a nominal 14.25% per year to as low as 2.0% until March 2021. This rapid and significant drop in the SELIC rate initiated a never-before-seen migration of capital flows to alternative asset management products, accelerating the migration of retail and institutional investors in Brazil from fixed-income products to alternative investments, such as ours. However, with global economic recovery currently underway, and as a result of disruptions in global supply chains, commodity prices (and prices generally) have increased significantly in 2021, leading to a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC rate throughout 2021 to 9.75% as of December 31, 2021, in an attempt to curb rising inflation, which, as measured by the National Consumer Price Index (
Índice Nacional de Preços ao Consumidor Amplo
, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (
Instituto Brasileiro de Geografia e Estatística
, or IBGE), came in at 10.1% for the year ended December 31, 2021. Additional increases are expected in 2022, and the market priced-in
a more aggressive adjustment with an expected SELIC rate at 13.0% as of December 31, 2022 according to the Brazilian Central Bank’s March 25, 2022.
Focus report

In the year ended December 31, 2021, we posted a positive performance despite this hike in interest rates. The aforementioned nominal rates translate into real rates at around 7%
(one-year
rate deflated by market expectations for inflation in the next 12 months). The neutral real interest rate in Brazil is estimated to be between 3% and 4%, which means that the current 7% rate is already at a level poised to reduce inflation in due course. Market expectations compiled by the Brazilian Central Bank’s
Focus
survey point to interest rates and inflation dropping significantly in the coming years. As the environment of low to negative SELIC rates resumes in the future, we expect to continue drawing retail investors to alternative asset classes; we also believe the share of investment from Brazilian institutional investors in listed funds, which is currently low, may increase significantly in the coming years, which could continue to support the potential growth in this asset class.
If basic interest rates are further increased more than expected, this could result in a significant slowdown in our AUM growth and could necessitate a shift by us to investments in other asset classes or change our mix of investments, and we may not be able to generate the same investment returns that we have generated historically, or could experience a loss on in investments in real terms. In addition, if the positive trends in the asset management industry do not continue or if the industry were to be subject to negative trends, this may impede our ability to raise capital for new funds. Furthermore, fund investors’ investment returns can be impacted by overall public share prices and a decrease in share prices may affect our funds’ returns to fund investors.
Despite the recent hike in interest rates to mitigate the impact of commodity price shock on Brazilian inflation, we believe that the overall macroeconomic environment remains favorable for our business, driving migration toward alternative investments, such as those that we offer. There is a risk, however, that, in the future, fund investors may, for instance due to an overall downturn in the public markets, end up over-allocated to private markets, which in turn could have a negative impact on our ability to raise capital for new funds. This may also lead to increased competition from new entrants and established players, making it more difficult for us to source suitable investment opportunities for our funds. For example, within the private equity sector, competitors include Advent International Ltd., Patria Investments Ltd., Kinea Investimentos Ltda. and Kinea Private Equity Investimentos S.A. (which we refer to together as Kinea). Within the infrastructure sector, competitors include Patria and Perfin Administração de Recursos Ltda. Within the real estate sector, competitors include Kinea, XP Inc., Banco BTG Pactual S.A. and Credit Suisse Hedging-Griffo (through Credit Suisse Hedging-Griffo Wealth Management S.A. and Credit Suisse Hedging-Griffo Corretora de Valores S.A.). Within the credit sector our main competitors are the large Brazilian banks, including Itau Unibanco S.A., Banco Bradesco S.A., Banco do Brasil and Banco Santander (Brasil) S.A., and investment platforms tied to other financial institutions, including Kinea, XP Inc. and Banco BTG Pactual S.A. Our financial advisory services compete against those of local and international boutique mergers and acquisitions advisory firms. Alternatively, for a variety of reasons, fund investor sentiment may turn against private markets investing. For example, the returns generated by private markets may decline, and other asset classes or investment opportunities may be perceived to offer superior returns. Certain institutional fund investors are also demonstrating a preference to
“in-source”
their own investment advisory professionals. Such institutional investors may cease to invest in, or reduce their allocations to, our funds, as well as potentially become competitors of Vinci Partners and our funds, all of which could adversely affect our earning potential.
To meet the demands of fund investors, we have a multi-strategy Private Markets platform including private equity, real estate, infrastructure and credit, enabling fund investors to simplify their investment manager relationships by investing across multiple investment strategies with the same manager. If fund investor requirements and preferences change, this could adversely affect the level of interest for investing in specific asset classes or investing in our funds. Such changes may impede our ability to raise capital for new funds, which could adversely affect our business, financial condition and results of operations.
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
Climate change and climate change-related regulation could adversely affect our business.
We and our portfolio companies face risks associated with climate change, including risks related to the impact of climate change and environmental, social and governance matters, or ESG matters, including climate change and ESG legislation and regulation (both domestically and internationally), risks related to climate-related business trends, and risks stemming from the physical impacts of climate change. New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations, which could negatively affect us or our portfolio companies and materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time, hire additional personnel or buy new technology to comply effectively. At the portfolio company level, there are still individual portfolio companies in these and other sectors that could face transition risk if carbon-related regulations or taxes are implemented. Further, advances in climate science may change society’s understanding of sources and magnitudes of negative effects on climate, which could negatively impact portfolio company financial performance and regulatory jeopardy.
In addition, we face business trend-related climate risks including the increased attention to climate-related legislation and regulation by our fund investors. Certain fund investors have considered ESG factors, including climate risks, in determining whether to invest in our funds. See “—We are subject to increasing scrutiny from certain investors with respect to the ESG impact of investments made by our funds, which may constrain capital deployment opportunities for our funds and adversely impact our ability to raise capital from such investors.” For our portfolio companies, business trends related to climate change may require capital expenditures, product or service redesigns, and changes to operations and supply chains to meet changing customer expectations. While this can create opportunities, not addressing these changed expectations could create business risks for portfolio companies, which could negatively impact the returns in our funds.
Further, significant physical effects of climate change, including extreme weather events such as hurricanes, floods or droughts, can also have an adverse impact on certain of our portfolio companies and investments, especially our real asset investments and portfolio companies that rely on physical factories, plants or stores located in the affected areas. As the effects of climate change increase, we expect the frequency and impact of weather and climate-related events and conditions to increase as well. For example, unseasonal or violent weather events can have a material impact to businesses or properties that focus on tourism or recreational travel. While the geographic distribution of our portfolio inherently limits our physical climate risk, some physical risk is inherent in the companies in our portfolio given the unknown potential for extreme weather that could occur related to climate change.
Moreover, in October 2021, the final draft rules for financial product disclosures under the Sustainable Finance Disclosure Regulation, or SFDR, were published by the European Supervisory Authorities in their “Final Report on Draft Regulatory Technical Standards,” or the Final Draft RTS. The Final Draft RTS aims to create a single rulebook for sustainability-related disclosures for SFDR pre-contractual
and periodic product disclosures, including taxonomy-related product disclosures. These are the requirements applicable to what have become known as SFDR

Article 8 and Article 9 products, which are financial products with environmental or social characteristics (Article 8, sometimes called “light green products”) or sustainable investment objectives (Article 9, or “dark green products”). These rules may adversely affect fundraising for our Vinci Impact Climate Change fund (VICC) and our Vinci Impact and Return V fund with European limited partners.
We are subject to increasing scrutiny from certain investors with respect to the ESG impact of investments made by our funds, which may constrain capital deployment opportunities for our funds and adversely impact our ability to raise capital from such investors.
In recent years, certain investors, especially pension funds, have placed increasing importance on the negative impacts of investments made by the private equity and other funds to which they commit capital, including with respect to ESG matters. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to take certain actions that could adversely impact the value of an investment, or refrain from taking certain actions that could improve the value of an investment. At times, investors have conditioned future capital commitments on the taking or refraining from taking of such actions. Increased focus and activism related to ESG and similar matters may constrain our capital deployment opportunities, and the demands of certain investors may further limit the types of investments that are available to our funds. In addition, investors may decide to withdraw previously committed capital from our funds (where such withdrawal is permitted) or to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the social cost of investments made by our funds. To the extent our access to capital from investors, including pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise enough capital for new funds, which may adversely impact our revenues.
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
We are subject to risks related to noncompliance with data protection laws and the new Brazilian General Data Protection Law, which provides for application of sanctions, including financial penalties, in case of noncompliance.
In 2018, the President of Brazil approved Brazilian Law No. 13,709/2018, named the General Personal Data Protection Law (
Lei Geral de Proteção de Dados
), or the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data in all economic sectors, regardless of whether data is collected in a digital or physical environment. Certain aspects of the LGPD will be subject to further regulation to be enacted by the National Data Protection Authority and should result in changes to the LGPD’s approach that are not yet defined as of the date of this annual report.
Moreover, the administrative sanctions provisions of LGPD became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. In the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of the our or our economic group’s revenues up to a limit of R$50.0 million per infraction, (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and (6) partial or complete prohibition to engage in processing activities. Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance
with the obligations established by the LGPD and certain other sector-specific laws and regulations on data protection still in force. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with the LGPD, we may incur material costs which could have an adverse effect in our reputation and results of operations. Moreover, we may be held liable for material, punitive, individual or collective damages to the data subjects due to its processing and treatment and could be held individually or severally responsible for material, punitive, individual or collective damages caused by us, our subsidiaries, service providers that process personal data on our behalf or our affiliates due to non-compliance
with the obligations set forth by the LGPD, which may adversely affect our reputation and results and, consequently, the value of our Class A common shares.
In the event of failure or insufficiency in the adoption of measures to protect the personal data that is processed or to maintain compliance with the LGPD, we may incur relevant costs, such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, as well as such failure or insufficiency having an adverse effect on our reputation and results of operations. As a result, we may be held liable regardless of

LGPD sanctions since consumer protection authorities and the Public Prosecutor’s Office have already been active in pursuing data privacy violations even before the LGPD became effective. Accordingly, failures in the protection of the personal data processed by us, or any failure to implement adequate data protection measures in response to applicable legislation, may subject us to high fines, the disclosure of the incident to the market, the payment of indemnities, the elimination of personal data from the database in question and the suspension of access to our databases, prohibition of our activities related to the processing of infringed data in addition to civil sanctions, which may adversely affect our reputation and results.
In addition, the application of administrative sanctions under other laws that deal with privacy and data protection issues may still apply, such as the Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions may be imposed by other public authorities, such as the Public Prosecutors’ Offices, the National Consumer Secretariat and consumer protection agencies. We may also be subject to liability in the civil sphere for violation of these laws. Sanctions imposed against us by these authorities may also adversely affect our reputation and results and, consequently, the value of our Class A common shares.
Our business depends on our well-regarded, reliable brand, and any failure to maintain, protect, and enhance our brand and related brands, including through effective marketing and communications strategies, would harm our business.
We have developed a well-regarded and reliable brand, “Vinci Partners,” that has contributed significantly to the success of our business. Maintaining, protecting, and enhancing our brands is critical to expanding our client base, and our relationships with other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.
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
The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as LinkedIn and Google. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new clients would be materially harmed, which could adversely affect our business, financial condition and results of operations.

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
We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft, SS&C Eze, and Inoa, among others. The functions these service providers provide include portfolio management and asset allocation services, compliance management, communication systems, registration systems, data control systems, information security systems, and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we rely on certain systems and institutions to allow our portfolio managers to access real-time market information data, such as Bloomberg, Reuters, Broadcast, Quantum and Economática, which are essential for our managers to make their investment decisions and take certain actions (such as making trades). Any failure of such information providers to update or deliver such data in a timely manner could lead to potential losses of our funds, which may in turn affect our business operations and reputation and may cause us to incur losses.
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
There are often no readily ascertainable market prices for a portion of the investments of funds that we manage. As of December 31, 2021, investments in non-listed
companies comprise 90.5% of investments in portfolio companies for the private equity funds that we manage. Valuations of the investments held by our funds are generally prepared in line with applicable and recognized valuation processes and procedures (including, in respect of private equity investments in accordance with the international private equity and venture capital valuation guidelines). There is a risk that investments held by our funds will not be realized for amounts equal to, or greater than, the amounts at which they are valued, or that the past valuations based on such performance information will not accurately reflect the realization value of such investments. An investment’s actual realization value will depend on, among other factors, future operating results of the relevant investment, the value of the assets and market conditions at the time of disposal, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which previous valuations were determined.
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
We are subject to uncertainties that are common across the securities industry. These uncertainties include:

•
the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes, in particular in the context of the
COVID-19
pandemic, the ongoing conflict between Russia and Ukraine or political turbulence arising from the Brazilian presidential elections to be held in October 2022;

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
We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner, quotaholder or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “—Certain Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 8.—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy .”
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
We hold certain funds in
non-Brazilian
real
currencies, and will continue to do so in the future, and our offshore operating subsidiaries generate revenue in non-Brazilian
real
currencies. Accordingly, our financial results are affected by the translation of these non-
real
currencies into
reais
. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais
for our operations, any appreciation of the Brazilian
real
against the relevant foreign currencies would materially reduce the Brazilian real
amounts we would receive from the conversion, and any depreciation of the Brazilian real
against the relevant foreign currencies could increase the amounts in Brazilian reais
that we are require to convert into the relevant foreign currencies in order to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real
versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations including, for example as a result of overall market declines and increased volatility due to the
COVID-19
pandemic.

In addition, we may in the future enter into derivatives transactions to manage our exposure to exchange rate risk. Such derivatives transactions would be designed to protect us against increases or decreases in exchange rates, but not both. If we enter into derivatives transactions to protect against, for example, decreases in the value of the Brazilian real
and the
real
instead increases in value, we may incur financial losses. Such losses could materially and adversely affect us.
We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
Prior to our IPO, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. As a result of our IPO, we are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under current SEC rules, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls.
In connection with the preparation of our consolidated financial statements for the years ended December 31, 2021 and 2020, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2021 and 2020. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS and the SEC and managing access to our systems, data and end-user
computing, or EUC, controls, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies, implementing a risk and control matrix, and creating action plans for our controls
Additionally, we identified material weaknesses related to training, specifically, training addressing financial reporting topics for a public company as of December 31, 2021 and 2020. Beginning in the year ended December 31, 2021 and continuing onto 2022, we have sought to address these material weaknesses by hiring a firm to train our employees on financial reporting topics for a public company.
In addition, we identified material weaknesses as of December 31, 2020 related to the supervision of financial reporting for a public company, including lack of an audit committee. In 2021, we created our audit committee in connection with our IPO (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”) and further created an internal controls department, which is leading the remediation process along with the external consultant and is responsible for completing our action plans, monitoring, reviewing and testing controls, and ensuring that new controls are in place for new processes or changes in existing processes. We further created an internal audit department, which reports directly to the audit committee.
Moreover, we identified control deficiencies as of December 31, 2021 and 2020, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Beginning in the year ended December 31, 2021 and continuing onto 2022, we have sought to remedy our control deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements.
These material weaknesses did not result in a material misstatement to our consolidated financial statements. However, additional testing may reveal other deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We incur additional accounting and auditing expenses and spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. Moreover, we cannot assure you that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.

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
We are subject to certain reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and other SEC and Nasdaq rules and regulations. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, the Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.
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
As just mentioned above, regulatory authorities across various jurisdictions, such as Brazil the United States and the United Kingdom, among others, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act, FCPA and the Bribery Act. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the Clean Company Act, the FCPA, the U.K. anti-bribery laws or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common shares.
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
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Our activities are also subject to a Municipal Tax on Services (
Imposto sobre Serviços
), or ISS. Any increases in ISS rates could also harm our profitability.
There are a number of proposed drafts of legislation currently before the Brazilian Congress that aim to implement overall tax reform. Among the drafts under discussion, there are proposals that aim to completely change the consumption taxation system, which would extinguish three federal taxes—excise tax, PIS and COFINS, as well as state value-added taxes, and municipal taxes—and would impose in their place a dual system for consumption taxes, with both a federal value-added tax (replacing excise tax, PIS and COFINS) and a unified state/municipal value-added tax, which could lead to a higher tax burden on us as compared to PIS/COFINS. In addition, an income tax reform bill presented by the Brazilian federal government in June 2021 (Bill of Law No. 2,337/2021) would subject dividends to tax withholding at a rate of 15% and establish an annual withholding tax on the gains of certain investment funds. If any tax reform is approved, or if there is any change in the laws and regulations that affects the taxes or tax incentives applicable to us and our subsidiaries or portfolio companies, such change or changes could, directly or indirectly, adversely affect our business and results of operations.
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
We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, file actions to nullify, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive harm. If the ownership of any of our trademarks or domain names is legally challenged and such challenges result in adverse judicial decisions rendered against us, we may be prohibited from further using our trademarks and domain names. In addition, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how,
which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (
Instituto Nacional da Propriedade Industrial
, or the INPI/BPTO). In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, which could adversely affect our business.
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
We continuously evaluate and carry out due diligence on a broad range of investment opportunities, some of which lead to investment while some do not. When conducting due diligence review of an investment, reliance may be placed on available resources which often include information provided by the target of the investment and, in some cases, third-party investigations and due diligence reports. Information provided or obtained from third-party sources may be limited and could, in some cases, be inaccurate or misleading. Thus, we cannot be certain that the due diligence investigations carried out with respect to an investment opportunity will reveal or highlight all relevant facts, opportunities or risks, including any ongoing fraud, which might be necessary or helpful in evaluating such an investment opportunity. Accordingly, there is a risk that the success or future performance of an investment might fall short compared to the financial projections used when evaluating such investment, which may affect our fund’s results.
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
To the extent that any potential investment opportunities have been identified by us, including opportunities to co-invest
with other investment managers; which fall within the investment mandate of several of our funds, conflicts of interest may arise in relation to the allocation of the investment opportunity and which fund will pursue the potential investment, in particular when such funds are both managed by the same independent fund manager appointed to act as alternative investment fund manager, and their fund management team. Moreover, we may be subject to conflicts of interest arising from co-investment
opportunities where investment advisors to our funds or to investment vehicles with which we co-invest
may have an incentive to provide potential
co-investment
opportunities to certain investors in lieu of others and/or in lieu of an allocation to our funds (including, for example, as part of an investor’s overall strategic relationship with us) if such allocations are expected to generate relatively greater fees or performance allocations to us than would arise if such co-investment
opportunities were allocated otherwise.
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

Our funds may acquire investments from, or sell investments to, other Vinci Partners funds, and members of the board of the general partner or the fund manager of our funds may be officers or directors of entities which are not part of Vinci Partners and which provide advice or services to, or engage in other transactions with, a Vinci Partners fund or to one or more portfolio companies of a Vinci Partners fund. Such conflicts of interest may not always be properly disclosed. According to our internal policies, our officers, directors, members, managers, and employees are prohibited from holding an interest in a portfolio company of our private funds, unless otherwise authorized by the compliance department and in certain cases where required by law to maintain plurality of partners. However, if our officers, directors, members, managers, employees, or other legal entities or entities of Vinci Partners hold or acquire a direct or indirect interest in a portfolio company of a Vinci Partners fund, this may create a conflict of interest. Such conflicts may result in litigation arising from investor dissatisfaction and may cause fund investors to explore withdrawing or cancelling their commitments to a Vinci Partners fund, or not to invest in new Vinci Partners funds, which could affect the size of the AUM being managed in existing Vinci Partners funds.
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
Vinci Partners applies IFRS in the preparation of its financial statements. In preparing our financial statements, we make judgments and accounting estimates that affect the application of our accounting policies and the reported amounts of assets, liabilities, income, including the recognition of performance fees, and expenses. Valuation methodologies for certain assets in our funds can be subject to significant subjectivity and the fair value of assets established pursuant to such methodologies may never be realized, and valuation methodologies for historical Vinci Partners funds may differ to the valuation methodologies used for current or future Vinci Partners funds
.
Amendments to, and changes to interpretations of, existing accounting standards could have a significant effect on Vinci Partners’ financial condition, and also result in extensive adoption costs.
The ability to comply with applicable accounting standards depends in some instances on determinations of fact and interpretations of complex provisions for which no clear precedent or authority may be available, or where only limited guidance may be available. If we are unable to accurately apply the relevant accounting standards, our financial reporting could be incorrect, and could require a restatement of our financial statements and result in a material adverse effect on our reputation, our business, our financial condition and results of operations, thereby adversely affecting the market price of our Class A common shares.

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
Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 5. Operating and Financial Review and Prospects—Significant Factors Affecting Our Results of Operations—Brazilian Macroeconomic Environment.”

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
The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various past and ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “
Operação Lava Jato
,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. In addition, the Brazilian Supreme Court is currently investigating Brazil’s current President across multiple fronts, including as a result of allegations made by the former Minister of Justice, the leaking of sealed information on a probe into cyberattacks against Brazilian electoral courts during the 2020 municipal elections, the dissemination of fake news, and comments connecting
COVID-19
vaccines with the risk of contracting acquired immunodeficiency syndrome. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations.
In addition, 2022 is a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in Brazil tend to decrease and political uncertainty may generate greater instability and volatility in the domestic markets, which may negatively affect the trading price of our Class A common shares.
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
According to the IPCA, Brazilian inflation rates were 10.1%, 4.5%, 4.3%, and 3.8% as of December 31, 2021, 2020, 2019 and 2018, respectively. Brazil may continue to experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015, to 6.50% as of March 28, 2018 and maintained at that level until December 31, 2018. The COPOM reconfirmed the SELIC rate of 6.50% in the first half of 2019, but reduced the SELIC rate to 6.00% on August 1, 2019, and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM

reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020, to 2.00% on August 5, 2020. Then, after the rates were kept stable for four rounds of meetings, the COPOM repeatedly raised the SELIC rate to 9.25% as of December 31, 2021. As of the date of this annual report, the SELIC rate was set at 11.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real
is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real
, the U.S. dollar and other currencies. The
real
depreciated against the U.S. dollar by 32.0% at
year-end
2015 as compared to
year-end
2014, and by 11.8% at
year-end
2014 as compared to
year-end
2013. The
real
/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real
/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real
/U.S. dollar exchange rate reported by the Central Bank was R$3.8742 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real
/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real
/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during the year. The real
/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during the year. As of March 31, 2022, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.7378 per US$1.00. There can be no assurance that the real
will not appreciate or depreciate against the U.S. dollar or other currencies in the future.
Further devaluation of the
real
relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, further increase interest rates. Any depreciation of the real
may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.
On the other hand, an appreciation of the
real
relative to the U.S. dollar and other foreign currencies may worsen the Brazilian current accounts. We and certain of our suppliers purchase services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.
Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.3% in 2017, a growth of 1.8% in 2018, a growth of 1.4%

in 2019, a contraction of 4.1% in 2020, while, in 2021, the Brazilian GDP grew 4.6%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity, widespread vaccination in Brazil and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the
COVID-19
pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
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
“Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. On December 24, 2020, the United Kingdom and the European Commission reached an agreement on the terms of its future cooperation with the European Union. On December 31, 2020, the European Union (Future Relationship) Act was enacted in the United Kingdom and the agreement reached with the European Commission came into full force on May 1, 2021, after relevant E.U. institutions ratified the agreement. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.
In addition, it is unclear the degree to which current political divisions in the United States will continue to influence policy action. Fighting inflation, orientation towards fiscal policy, energy and geopolitical strategies are divisive issues that may lead to sudden policy changes. We are also unable to predict the policies that will be adopted by eventual new presidential administrations and the effects of any such policies, if implemented. These political divisions and policies may materially adversely affect the United States and global economies and capital markets, including the Brazilian economy and capital markets, which may, in turn, materially adversely affect the trading price of our Class A common shares.
An escalation of the war in Ukraine may increase global risk aversion and adversely affect us and the price of our Class A common shares.
As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. Geopolitical instability adversely arising from such conflict (including additional conflicts that could arise from such conflict), the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market, which could have a material adverse effect on our or our portfolio companies’ business, results of operations or financial condition.

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
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•
In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from
BBB-negative
to
BB-positive
and subsequently downgraded it again from
BB-positive
to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to
BB-negative,
and on December 11, 2019, the agency affirmed the rating at
BB-
and revised the outlook on Brazil to positive. On April 7, 2020, the rating was reaffirmed as
BB-
with stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending will adversely affect the fiscal performance in 2020. On November 30, 2021, Standard & Poor’s further reaffirmed Brazil’s rating at
BB-
with stable outlook.

•
In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 and with a stable outlook. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook. On May 25, 2021, Moody’s further reaffirmed Brazil’s rating at Ba2 with stable outlook.

•
Fitch downgraded Brazil’s sovereign credit rating to
BB-positive
with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to
BB-negative,
citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2020, Fitch Ratings affirmed Brazil’s long-term foreign currency sovereign credit rating at
BB-
with a negative outlook. On December 14, 2021, Fitch further reaffirmed Brazil’s credit rating at
BB-negative
with a negative outlook.

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
Certain Risks Relating to Our Class A Common Shares
Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 77.6% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
Gilberto Sayão da Silva controls our company and does not hold any of our Class A common shares, though he beneficially owns 25.8% of our issued share capital through his beneficial ownership of all of our outstanding Class B common shares, and consequently, 77.6% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Mr. Sayão da Silva controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. He is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Mr. Sayão da Silva may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of Mr. Sayão da Silva on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. He is able to prevent any other shareholders from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions.” In addition, for so long as Mr. Sayão da Silva beneficially owns more than two-thirds

of our issued share capital, he will also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds

majority vote of those shareholders attending and voting at a quorate meeting).
So long as Mr. Sayão da Silva beneficially owns a sufficient number of Class B common shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions. However, if our Class B common shares at any time represent less than 10% of the total aggregate number of common shares in the capital of the company outstanding, each Class B common share then outstanding will automatically convert into one Class A common share. For a description of the dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Share Capital”
We have granted holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which represent approximately 25.8% of our outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.
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
Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. The beneficial owner of all of our Class B common shares is Gilberto Sayão da Silva. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Due to the
ten-to-one
voting ratio between our Class B and Class A common shares, Mr. Sayão da Silva controls a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding and the total number of the issued.

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
In light of the above provisions relating to the issuance of additional Class B common shares, as well as the ten-to-one
voting ratio of our Class B common shares and Class A common shares, the holder of our Class B common shares controls all matters requiring shareholder approval. This concentrated control limits or precludes our shareholders’ ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”
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
The Jumpstart our Business Startups Act of 2012, or the JOBS Act, contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging
growth companies. For example, as an emerging growth company we are permitted to, and intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act for up to five years or such earlier time that we are no longer an emerging growth company. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates
exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible
debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging
growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates
exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

We are a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Our shareholders do not have the same protections afforded to shareholders of companies that are subject to such requirements.
Gilberto Sayão da Silva beneficially owns 100% of our Class B common shares, representing 77.6% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.
As a “controlled company,” we rely on such exemptions and, as a result, we do not expect a majority of the directors on our board to be independent. In addition, we do not expect that any of the committees of the board to consist entirely of independent directors. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.
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
Our corporate affairs are governed by our Articles of Association, by the Companies Act (as amended) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.
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
Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real
. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real
may only be satisfied in Brazilian currency at the exchange rate,

typically as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian
investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.
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
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active
rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (1) we hold a substantial amount of investments that generate passive income; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) compliance with certain reporting requirements. A
“mark-to-market”
election may be available that will alter the consequences of PFIC status if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”
[If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.
We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading securities or (b) absent an applicable exemption, it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of our interest in Vinci Investments Brazil, our majority owned subsidiary which we believe is a qualifying majority owned subsidiary for purposes of the 40% test described in clause (b) in the preceding paragraph, because Vinci Investments Brazil, on a consolidated basis, is primarily engaged in providing asset management services and is not an investment company by virtue of Rule 3a-1 under the Investment Company Act. Under Rule 3a-1, an entity is generally deemed to be an “investment company” if, absent an applicable exemption, more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. Vinci Investments Brazil’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of fee receivables for the provision of services, property and equipment, right-of-use
leases deferred tax assets, and other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating Vinci Investments Brazil’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of Vinci Investments Brazil and securities issued by qualifying companies that are controlled primarily by Vinci Investments Brazil. Accordingly, we believe that Vinci Investments Brazil is not an investment company by virtue of Rule
3a-1
under the Investment Company Act, and therefore is a qualifying majority-owned subsidiary of the Company for purposes of applying the 40% test described in clause (b) in the preceding paragraph to the Company. In addition, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment
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

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of your Class A common shares and our ability to pay dividends in respect of our Class A common shares.]
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
Based on the data sources cited below, we believe:

•
Vinci Partners is a leading asset manager in Brazil—
Vinci Partners is a leading independent asset manager in Brazil in terms of AUM and is ranked among the 25 largest asset managers in Brazil (including independent players and non-independent
players) among over 801 asset managers, based on data published by ANBIMA as of December 2021, with leading franchises in our Private Markets, Liquid Strategies, and Investment Products and Solutions segments.

•
Vinci Partners maintains a robust pipeline of young talent—
Our
recruitment and selection process ensures that we attract and retain top talent. We screened over 2,000 potential candidates in 2021 to fill over 58 positions, representing approximately 35 applicants per vacancy in 2021. This competitive process ensures that Vinci Partners is attracting the next generation of leaders.

•
Vinci Partners is one of the most visible investment brands in Brazil—
Vinci Partners is ranked #1 in media appearances, based on media space (according to data prepared by Danthi Comunicações using information from Topclip), ahead of Advent, Gavea, Brasil Plural, Blackstone, and others. Additionally, we reach a broad audience of over 3.9 million individuals through LinkedIn, actively engaging with over 549,500 individuals. In 2021, we launched our first marketing campaign, which has been responsible for increasing viewership of our webpage fivefold, with 26 million digital impressions and reaching over 2.5 million people over television and newspaper ads so far.

•
Our funds have been recognized among leading funds in the industry—
We have an established and recognized track record of achieving returns above benchmarks across our business segments. Our funds were awarded by market leader research entities across all our segments in 2021. In our Private Markets segment, Vinci Impact and Return IV, or VIR IV, was recognized by Environmental Finance as the “Private Equity ESG Fund of the year.” In our credit business line, through our structured credit strategy, funds such as “VCE Seleção,” “VCE Selection” and “VCE Multiestratégia” received five stars from the FGV Funds Guide. Within our IP&S segment, “Vinci Valorem” was recognized by the
Valor Econômico
newspaper as one of the five Brazilian commingled funds with the largest number of investors and highest net asset values. In the hedge funds strategy of our Liquid Strategies segment, our absolute return fund, “Vinci Total Return,” received five stars from the FGV Funds Guide. “Vinci Atlas”, our flagship strategy in hedge funds, and “Vinci Gas Dividendos”, our dividends strategy in public equities, were recognized by Institutional Investor Magazine as Excellent Funds. Our Financial Advisory segment has also received awards in 2021, such as Leading M&A Firm from Leaders League, Most Innovative Investment Advisory Firm in Brazil from Global Brands Magazine, and Best Independent Advisors for M&A from Atlas Awards. We were are also ranked first among independent financial advisors in Brazil in terms of number of deals closed by Bloomberg between 2017 and 2021.

•
Vinci Partners is known for our commitment to social impact
—We are dedicated to strengthening social initiatives and promoting responsible investment in Brazil. Since Vinci Partners’ founding, we have continuously improved our environmental, social and governance, or ESG approach, evolving from respecting general guidelines to infusing positive ESG impact into our products. As a result, we are one of the few investment managers in Brazil to be a signatory to the Principles for Responsible Investment, or PRI, and have one of the highest ratings of investment managers in Brazil according to PRI Transparency Reports. We became a signatory of the PRI in 2012. Furthermore, we have also endorsed the Women’s Empowerment Principles, or WEPs, which are a set of principles offering guidance to businesses on how to promote gender equality and women’s empowerment in the workplace, marketplace and community as part of the United Nations Sustainable Development Goals. By endorsing the WEPs, Vinci Partners signals its high-level commitment to promoting gender equality and working collaboratively in a multi-stakeholder environment to foster business practices that empower women. We are one of the only alternative asset managers in Brazil with an active private markets impact dedicated strategy, through our Impact and Return, or VIR, platform within our private equity strategy. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint, through a build-to-suit
solar power plant. Lastly, as a result of internal measures to reduce our emissions, complemented by the acquisition of verified carbon credits, certified by VERRA, we have become a carbon neutral company, having neutralized our greenhouse gas, or GHG, emissions relative to scopes 1 and 2 for the year 2020, which shows our commitment to eliminating our share of carbon dioxide emissions.

The following chart summarizes key milestones in our operational history:

Our Corporate Reorganization
Prior to our IPO we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.”
Recent Events
R$215 million capital raise for Vinci Partners real estate office
On January 25, 2022, Vinci Partners announced the closing of the sixth issue of additional quotas for Vinci Offices FII, or VINO, a listed office REIT managed by Vinci Partners’ real estate strategy. The capital raise adds R$215 million of perpetual capital to Vinci Partners’ AUM.

Partnership with Águas do Brasil
On February 11, 2022, Vinci Partners’ infrastructure strategy announced a partnership with Águas do Brasil to invest in Block III of the Companhia Estadual de Águas e Esgotos public concession, or CEDAE Block III. This is the first investment from Vinci Infraestrutura Água e Saneamento FIP, or VIAS, which holds a 40% stake in the partnership company. With this investment, VIAS will have deployed over 90% of its capital considering raised commitments since its first close in 2021.
Vinci Partners Impact and Return Strategy Investment in DM Card
On February 21, 2022, Vinci Partners announced that Vinci Impacto e Retorno IV, or VIR IV, invested R$100 million in the acquisition of a minority stake in DM Card, a fintech focused on granting credit to low-income
populations and one of the main private label card issuers to retailers in Brazil. This transaction marks VIR IV’s fifth investment, resulting in a 43.7% gross allocation of its R$1 billion in total capital commitments.
Investment in Evino by Vinci Capital Partners strategy
On March 7, 2022, Vinci Partners announced that Vinci Capital Partners III, or VCP III, entered into a definitive agreement for a new investment round in Evino, the largest omnichannel specialty wine retailer in Brazil. This transaction marked VCP III’s seventh and final investment. VCP III was marked at a 56.8% gross internal rate of return, or IRR, in reais
and 36.7% in U.S. dollars as of the end of the third quarter of 2021.
Restricted Shares Plan
On April 4, 2022, our board of directors approved the creation of a Restricted Shares Plan for eligible employees. The Restricted Shares Plan governs the issuance of equity incentive awards with respect to our Class A common shares. We expect that the Restricted Shares Plan will not exceed 1.65% of our common shares at any given time. We expect to issue shares to certain eligible employees at no cost. Such shares will vest ratably over a period from one to six years. For more information, see “Item 6. Directors, senior management and employees—B. Compensation—Restricted Shares Plan.”
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
Implications of Being an Emerging Growth Company
As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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
Introduction to Vinci Partners
Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 244 full-time employees as of December 31, 2021 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments include Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory, each managed by dedicated investment teams with an independent investment committee and decision-making process.
Since inception, our AUM has grown from R$1.9 billion in 2009 to R$57.2 billion as of December 31, 2021, representing a 33% compound annual growth rate, or CAGR. Our notable AUM growth has been driven by strong performance, consistent launches of new investment vehicles, and selective strategic transactions, such as our association with Gas Investimentos in 2010 and with Mosaico Capital in 2017.
Since 2018, powered by a sharp decrease in interest rates and the fundraising of our third vintage in our private equity flagship strategy, our total AUM grew from R$25.5 billion to R$57.2 billion as of December 31, 2021. This 31% CAGR is greater than the growth rate for all other funds in the Brazilian alternative investments market, as defined to include funds classified by ANBIMA in classes similar to our alternative investment verticals (public equities, hedge funds, pension funds, credit rights investment funds (
Fundo de Investimentos em Direitos Creditórios
—FIDC), private equity investment funds (
Fundos de Investimento em Participações
—FIP), and REITs (
Fundos de Investimento Imobiliário
—FII)).

Our business strategy is comprised of four segments: Private Markets, Liquid Strategies, Investment Products and Solutions, or IP&S, and Financial Advisory. As of December 31, 2021, IP&S accounted for 41% of our AUM, followed by Private Markets with 39% and Liquid Strategies with 20%. Long-term products, with formal lock-ups
of five years or more, accounted for 47% of our total AUM, and perpetual capital vehicles represented 25% of our long-term AUM.
Our revenue base is broadly diversified within our strategies. For the year ended December 31, 2021, Private Markets accounted for 44% of our net revenues, followed by IP&S with 22%, Liquid Strategies with 21%, and Financial Advisory with 13%.

The following table sets forth our AUM on a
per-segment
basis as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(in R$ millions)
Private Markets	21,991	19,115	16,142
Liquid Strategies	11,573	14,299	10,271
IP&S	23,664	16,430	10,215

Total	57,229	49,843	38,646

The following table sets forth our total net revenues on a
per-segment
basis for the years indicated.

	For the Years Ended December 31,
	2021	2020	2019

	(in R$ millions)
Private Markets	205.1	179.5	173.8
Liquid Strategies	97.2	72.8	75.1
IP&S	102.1	59.9	40.7
Financial advisory	61.0	27.7	7.2

Total	465.5	339.9	296.7

Segment Reporting
Until December 31, 2020, our strategic decisions comprised eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services; (v) investment products and solutions; (vi) real estate; (vii) infrastructure; and (viii) credit.
After becoming a public company in 2021, our eight segments were consolidated into four segments: (i) Private Markets (comprising private equity, real estate, infrastructure and credit funds), (ii) Liquid Strategies (comprising public equities and hedge funds), (iii) Investment Products and Solutions; and (iv) Financial Advisory. This change was motivated by how our chief executive officer monitors and manages our business, as well as the way shareholders and investors evaluate our investment vehicles, to present financial and strategic information in a more cohesive manner. Strategies were sorted within business segments following technical and strategic similarities among the attributes of the respective funds, such as management and performance fee structures, liquidity constraints, targeted returns, and investor profile.

For more information, see note 20 to our audited consolidated financial statements.
Private Markets
Our Private Markets segment is comprised of four business lines: (1) private equity, (2) real estate, (3) infrastructure and (4) credit. This segment is mostly made up of closed-end
funds with long-term
lock-ups
and higher targeted returns. Depending on the strategy, these products can range from private equity-style funds, with formal lock-ups
ranging from eight to 15 years, to vehicles listed on the B3 with perpetual capital. Our credit strategy also has short- to medium-term funds depending on the sub-strategy.
As of December 31, 2021, Private Markets accounted for R$22.0 billion in AUM. For the year ended December 31, 2021, the average management fee in this segment was 0.97%, and the management team was composed of 49 full-time employees across our Rio de Janeiro, São Paulo, Recife and New York offices.
Private Markets AUM Breakdown
Private Markets AUM in the fourth quarter 2021 was R$22.0 billion, with R$11.2 billion (51%) coming from private equity, followed by real estate with R$5.4 billion (25%), credit with R$2.9 billion (13%), and infrastructure with R$2.4 billion (11%).
Our investor base is highly diversified within the segment. Institutional offshore investors remain the segment’s biggest contributor, accounting for 36% of Private Markets AUM as of December 31, 2021, followed by public markets vehicles accounting for 24%, local institutional investors with 22%, high net worth individuals, or HNWI, with 14%, and allocators and distributors with 5%.

The following table sets forth our Private Markets AUM on a
per-strategy
basis as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(in R$ millions)
Private equity	11,223	10,749	9,099
Real estate	5,399	4,470	3,347
Credit	2,948	2,363	2,193
Infrastructure	2,421	1,533	1,503

Total	21,991	19,115	16,142

The following table sets forth our Private Markets AUM by type of investor as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(in R$ millions)
Institutional offshore	7,995	7,532	6,568
Public market vehicles	5,235	4,524	3,402
Local institutional	4,790	3,551	3,112
HNWI	2,971	2,760	2,588
Allocators and distributors	1,001	748	472

Total	21,991	19,115	16,142

Private equity
Our private equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. Opportunistically, we will also analyze turnaround and greenfield investment opportunities. The main strategic focus of our private equity strategy is value creation by promoting the growth of revenue, productivity and profitability through significant operating and management changes in portfolio companies through our proprietary “Value from the Core” process. We also take into account non-measurable
aspects, such as alignment of the potential investment with ESG goals.
The private equity strategy invests through two
sub-strategies:
Vinci Capital Partners and Vinci Impact and Return.

•
Vinci Capital Partners:
Vinci Capital Partners focuses on control and
co-control
investments and maintains flexibility around investment structuring, recognizing that we believe it is crucial to source companies with the greatest possible break-out
potential in targeted industries. Vinci Capital Partners executes across core growth equity and buyout strategies, while opportunistically analyzing turnaround opportunities, providing a broad set of investment alternatives.

•
Vinci Impact and Return:
Vinci Impact and Return focuses on minority investments in
small-to-medium
enterprises with a dual mandate of generating ESG impact as well as market returns. In this strategy we typically make investments between R$40–90 million in companies ranging from around R$65 million to R$400 million in equity value with an average holding period of 15 to 50 months. We partner with entrepreneurs to align our liquidity expectations and provide a team of senior advisors to support execution. In addition, Vinci Impact and Return has developed a proprietary impact methodology, and the strategy has been recognized through awards such as Private Equity ESG Fund of the Year from Environmental Finance.

Private Equity Investment Process
Vinci Partners targets assets or companies with proven cash flow stability and inflation protected revenues with strong organic growth and/or M&A potential. We may also seek to partner with strategic players to develop operating platforms.

Vinci Partners’ team bring together a wide-ranging network of personal and professional relationships across leading industry executives, business owners, corporate managers, financial and operational advisors and consultants, attorneys, and regulatory agencies. This robust network, combined with our proactive, top-down
identification of target industries and companies, provides a highly differentiated deal sourcing platform for each of our private markets investment strategies.
Vinci Partners follows a highly disciplined and systematic investment review and decision-making process comprised of multi-staged reviews by our investment committee, which is comprised of several partners, most of whom have worked together since 2001.
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
For instance, the graphic below depicts the key steps in the investment review and decision-making process in our private equity practice:

Both of our
sub-strategies
have a historical long-term performance, with six vehicles managed by their partners since the early 2000s. Our Vinci Capital Partners strategy has raised over R$7.5 billion in capital commitments throughout to date, with a gross IRR of 64.9% in reais
and 70.3% in U.S. Dollars through September 30, 2021, and a gross multiple of invested capital, or MOIC, of 2.8x in reais
and 2.3x in U.S. dollars. Our VIR strategy has raised close to R$1.3 billion to date, with its latest vintage, VIR IV, being the largest vehicle. The strategy is marked at a 21.7% gross IRR in reais
and 28.0% in U.S. dollars through September 30, 2021, and a gross MOIC of 1.4x in reais
and 1.3x in U.S. dollars.

						As of September 30, 2021 (1)
Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ millions)					(in R$)	(in US$)	(in R$)	(in US$)
Fund 1	Private equity	2004	1,415	1,206	5,058	276	5,334	4.4x	4.0x	71.5%	77.2%
VCP II	Private equity	2011	2,200	1,805	1,900	2,649	4,549	2.5x	1.2x	14.2%	2.7%
VCP III (2)	Private equity	2018	4,000	1,301	22	2,219	2,241	1.7x	1.5x	56.8%	36.7%

VCP Strategy (3)	Private equity		7,615	4,312	6,980	5,144	12,124	2.8x	2.3x	64.9%	70.3%

NE Empreendedor	Private equity	2003	36	13	26	—	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private equity	2017	240	134	68	137	204	1.5x	1.2x	21.5%	9.3%
VIR IV	Private equity	2020	1,000	61	1	65	66	1.1x	1.1x	15.3%	13.5%

VIR Strategy	Private equity		1,276	208	95	201	297	1.4x	.1.3x	21.7%	28.0%

(1)
As of the date of this annual report, the latest track record data available for our private equity funds is dated September 30, 2021. Updated track record data as of December 31, 2021 has not yet been disclosed due to the timeline for the annual audit of our private equity funds, which is still ongoing.

(2)	Total commitments for VCP III include R$1.3 billion in co-investments.
(3)	Track record information is presented on a pro forma basis and in local currency, excluding PIPE investments, a strategy that was discontinued in VCP III.
New Products in Development
Vinci Capital Partners IV, or VCP IV
, is the fourth vintage of our growth/buyout flagship private equity strategy and was established to continue our successful investment strategy of pursuing opportunistic private equity and equity-like, control-oriented investments in Brazil with a hands-on
approach. For VCP IV, we plan to continue the strategy deployed in VCP III and primarily target control and control-oriented investments, while opportunistically analyzing minority growth investments with relevant governance, in sectors we believe will benefit from long-term growth in the Brazilian economy and identified trends, as well as in fragmented and growing sectors with potential for building sizable and long-lasting companies. We will seek to execute transactions within our four main strategies: (i) growth equity; (ii) buyout; (iii) minority growth; and (iv) turnaround.
Real estate
Our real estate strategy invests through two
sub-strategies:

•
Listed REITs
: our real estate strategy currently manages five public REITs, which are listed on the Brazilian stock exchange, with over 350,000 retail investors. Our REITs are perpetual capital funds focused on the acquisition of core, income-generating real estate assets, and invest in five sub-sectors:
shopping malls, industrial and logistics, office properties, urban commercial properties and financial instruments.

•
Shopping malls
: Our main investment vehicle in the shopping malls sector is Vinci Shopping Centers FII, or “VISC, which is focused on income generation to its quotaholders through the direct or indirect acquisition of shopping malls in Brazil. VISC has adopted a flexible investment strategy and evaluates investment opportunities in shopping centers in all regions of Brazil with interests that can range as high as up to 100% of an ownership stake, as well as minority interests. In this strategy, we also manage an international institutional investor exclusive REIT that co-invests
in four shopping malls with VISC.

•
Industrial and logistics:
Vinci Logística FII, or VILG
,
is focused on income generation to its quotaholders through the acquisition of industrial properties in Brazil
.
VILG’s investment strategy seeks direct and indirect exposure to
e-commerce
to benefit from strong tailwinds and to meet the demand for distribution centers in strategic locations. VILG focuses on strategic locations close to large consumer or industrial centers and resilient to economic cycles, engaging in strategic partnerships with logistics operators or other strategic players to acquire controlling or minority interests in logistics condominiums (also known as business parks).

•
Offices:
Vinci Offices FII, or VINO, is focused on income generation to its quotaholders through the acquisition of office properties in Brazil.
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

•
Financial Instruments:
Our main investment vehicle in the financial instruments sector is Vinci Instrumentos Financeiros, or VIFI, which is a hybrid real estate fund investing in a diversified portfolio of FIIs
(tax-efficient
investment funds in Brazil specifically designated for real estate investment) and certificates of real estate receivables (
certificados de recebíveis imobiliários
), or CRIs (securities backed by real estate receivables), with the goal of generating value and consistent income with relatively low risk. In this strategy, we also manage a local, institutional investor exclusive fund that invests in FIIs.

•
Urban commercial properties
: Vinci Imóveis Urbanos FII, or VIUR,
focuses on income generation to its quotaholders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.

•
Opportunistic development
: our real estate team has extended experience in the development of real estate properties. Its primary vehicle in this strategy is Vinci Fulwood Desenvolvimento Logístico FII, or VFDL, which is focused on the development of greenfield industrial properties. VFDL is a joint venture of our real estate strategy with Fulwood, one of the largest development players for industrial real estate assets in Brazil, wherein we are the fund’s development partner.

Real Estate Investment Process
The real estate investment process is made up of five key steps:

•
Origination of Opportunities:
Our solid reputation and credibility in the market is an important ally to originate assets, and our team’s relationships with other companies, financial institutions and business players provide investment opportunities. Since inception, our Real Estate strategy executed over R$6.3 billion in transaction volume, with 82% being proprietary origination.

•
Analysis:
Our team conducts extensive investment analysis with the support of several areas within Vinci Partners, such as the economic and credit departments, legal, and our back office. After looking into a project’s viability, the proposal is approved by the investment team and submitted to the investment committee.

•
Execution:
Our investment team negotiates the terms of the transaction approved in the investment committee and formalizes an offer that is conditioned upon a complete due diligence of the asset. The result of the due diligence is submitted to the investment committee together with the main contractual terms.

•
Monitoring:
Our experienced team closely monitors the assets, looking for better leasing opportunities and remaining in constant contact with the property managers to ensure the quality of the services.

•
Asset Sale:
Once we identify favorable market conditions, our team is positioned to execute the sale of the asset. The process needs to be approved by our investment committee, as in the case of an asset acquisition.

The following chart sets out the total gross return of our main real estate funds since our IPO (considering dividend distribution and the appreciation of listed quotas).

New Products in Development
Agribusiness-Funds.
In 2021, our real estate and credit teams entered into a joint venture with Chrimata, a company which founders have over 20 years of experience in the agribusiness sector, for the development of a new, listed agribusiness strategy focused on land acquisition and credit. This joint venture will enable our real estate and credit strategies to take advantage of the large addressable Brazilian market, which has a shortage of long-term capital and presents strong competitive advantages when it comes to climate and soil for agribusiness development.
Credit
Our credit investment strategy is focused on customized credit instruments, structures, and solutions to meet the financing needs of both established and growing businesses, while generating interesting credit investment opportunities for our investors. The credit strategy invests across four core sub-strategies/asset
classes:

•
Infrastructure debt
: our team manages a credit fund, Vinci Energia Sustentável, or VES, dedicated to investments in local debentures to finance both greenfield and brownfield projects, with a comprehensive collateral package. The focus is on renewable energy, such as wind, solar, and hydro power generation, in line with our strict ESG guidelines. VES is a closed-end
fund with a total tenure of 15 years, and its bylaws require that, prior to the fund’s acquisition, the debenture issuance shall have a minimum credit rating of single “A” (in local scale) by either Fitch, Moody’s or S&P. VES’ limited partners include some of the largest Brazilian pension funds and BNDES. In 2021, VES was certified as an “ESG Fund” in accordance with the principles of the Sustainable Finance Regulation of the European Commission.

•
Real estate debt
: our team works on direct lending opportunities, based essentially on self-origination of senior, secured loans and mortgage-backed securities with real estate as collateral. Vinci FI RF Imobiliário CP, or VCI, is our first vintage fund within this asset class and is currently returning capital to its investors. Our second vintage fund, Vinci Crédito Imobiliário 2, or VCI 2, is currently in its investment period. The funds in this sub-strategy
have 10-year
lock-up
period and their investor bases are comprised by local institutional investors, such as pension funds and insurance companies. These funds have a multisector approach with respect to the issuers/debtors. Our team has been underwriting private debt transactions to companies and projects in many sectors such as electrical power, retail, healthcare, shopping malls, and commercial properties, among others.

•
Structured credit
: this
sub-strategy
is comprised of a group of multi-strategy funds, with slightly more flexible investment guidelines, investing in a large range of credit assets, from private-debt, less liquid bonds, and a great number of credit securitizations where we usually participate in senior and mezzanine tranches.

•
Exclusive Mandates:
this sub-strategy refers to a rising pool of single-investor mandates where the investment policy is totally client-driven. These exclusive credit funds are designed according to each client’s investment policies and needs regarding asset classes, maturity, liquidity, and most importantly risk profile.

We have an emphasis on self-originating investment opportunities in credit for our investors, generally in the private credit space, with a collateral package providing the downside protection against credit-related events.
Credit Investment Process
Our credit investment process is made up of four key steps:

•
Origination:
In this first step, we rely on a strong relationship with other local players, synergies within our segments at Vinci Partners, a top-down
analysis and an early-stage valuation of the structure and fundamentals of a transaction.

•
Analysis:
Our team conducts a fundamentals-based, quantitative and qualitative analysis of issuers, counterparties, and shareholders. In this step, we developed our financial model with projections and meet with management to better understand the asset.

•
Structuring/Underwriting:
In this step, we define the structure of the transaction, the pricing of the asset and the construction of the portfolio based on a risk/return analysis. With this information, our team seeks investment committee approval to acquire the asset.

•
Monitoring:
We continuously review and monitor our funds’ assets based on the market and liquidity conditions. Our team is constantly looking for opportunities in the secondary market to explore market opportunities and inefficiencies.

The following chart sets out the total gross return of our main credit funds since inception.
New Products in Development
Vinci Infrastructure Debentures (Vinci Debentures Infra)
. Our credit team is developing a new infrastructure fund with a dual-track fund-raising approach: one vehicle to be listed on B3 as a perpetual capital vehicle, and a second vehicle to be structured as a closed-end
fund with a long-term, formal
lock-up.
Both funds will aim to invest in infrastructure debentures, focusing on high-grade credit assets in accordance with superior ESG guidelines. Our credit team won a bidding process against other Brazilian asset management firms for an anchor institutional investment, which will seed the fund in its first closing.
Vinci Credit Securities
. Vinci Credit Securities, or VCRI, is our new
sub-strategy
within the Real Estate Credit strategy. VCRI aims to invest in MBS, while also being able to invest in listed REITs with similar investment strategies. The team expects to list the fund on the B3, an important addition of perpetual capital to our broadly diversified platform.
Agribusiness Funds.
As previously discussed, in 2021, our Credit and Real Estate teams entered into a joint venture with Chrimata for the development of new agribusiness funds. Agribusiness in Brazil is a significant market and has strong competitive advantages worldwide, and our goal is to identify best-in-class
producers, understand their capital needs and offer a tailor-made credit facility by granting them access to the capital markets.
Infrastructure
Our infrastructure strategy has exposure to tangible assets related to physical infrastructure, through investments in equity and debt instruments across several sectors, including power generation and transmission, transportation and logistics and water & sewage. Our infrastructure strategy seeks control or control-oriented positions and employs active hands-on
management of assets and operations.
Our infrastructure strategy invests across two
sub-strategies:

•
Sector-focused funds
: our infrastructure team manages
closed-end
funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure through investments in the privatization of state-owned companies and concessions that provide water and sewage services, for the development of greenfield projects, and core transmission assets. The team also manages VIGT, a public market vehicle listed on the B3, which is focused on the acquisition of yield-generating power transmission assets.

•	Structured credit : our team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors.

Infrastructure Investment Process
Our infrastructure investment process is primarily based on proprietary origination, without relying on financial advisors. The proprietary origination starts with a top-down
and
bottom-up
analysis, which enables us to be productive in the process and leverage our experience and know-how.
In this first step, we take a closer look as to whether the asset is aligned with our strategy. We also look for potential ESG and climate impacts, potential synergies with our portfolio and the profile of the sellers and partners of the business. After this step, we develop our financial models, projections and prepare the investment thesis for investment committee approval.
After the approval of our investment committee, the team executes a thorough investigation of the asset’s governance and investment structure. In this step, the team also prepares a more detailed investment thesis and due diligence budget. With the go-ahead
from the investment committee, a
non-binding
offer is made. Lastly, our team adjusts the financial models with the results from the due diligence and presents it to the investment committee. Once approved by the investment committee, a binding offer is presented. If accepted, our team executes the transaction.
The funds’ investments are periodically monitored by our investment team, with key topics including the evolution of ESG metrics, financial and operational metrics, and the evolution of previous targets. Depending on the vehicle, the climate impact is also periodically monitored.
FIP Infra Transmissão was marked at 73.4% gross IRR in
reais
and 53.9% gross IRR in U.S. dollars as of December 31, 2021, and a 3.8x gross MOIC in reais
and 2.8x gross MOIC in U.S. dollars, which is evidence of the strong track record of our investment team in infrastructure assets.
Our water and sewage strategy, VIAS, recently announced its first investment, a partnership with Águas do Brasil to invest in the public concession of CEDAE Block III. With this transaction, VIAS will reach 90% capital deployment considering raised commitments since its first close in 2021.

Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ millions)					(in R$)	(in US$)	(in R$)	(in US$)
FIP Transmissão	Infrastructure	2017	211	104	241	155	395	3.8x	2.8x	71.1%	51.9%
VIAS	Infrastructure	—	384	—	—	—	—	—	—	—	—
New Products in Development
Vinci Climate Change
. Vinci Climate Change, or VICC, will focus on investments that actively contribute to the climate agenda, ranging from renewables generation and water to the efficient use of natural resources and reduced emissions from other sources (e.g., energy efficiency solutions in industries and commercial, public and residential sectors), with the goal of mitigating climate change in the world and generating solid financial gross returns of
18-22%
per annum in Brazilian local currency. We plan to create, in partnership with key operators and developers, a leading portfolio of scalable climate solutions that have the potential to positively impact the climate without foregoing compelling, risk-adjusted financial returns. VICC will focus on the acquisition of control or co-control
structures. In addition, to meet financial and environmental impact objectives, all investments made by VICC will also seek to increase diversity and inclusion across portfolio companies, especially from a gender perspective, in their leadership and workforce, with a clear intention to promote impact in communities where these companies are active promoting the adoption of good environmental, social and governance, or ESG, practices and management within companies and projects.
Vinci Transportation and Logistics
. Vinci Transportation and Logistics is our new
sub-strategy
within the infrastructure strategy. This
sub-strategy
aims to invest in public concessions of transportation and logistics assets, such as ports and highways. We recently announced this sub-strategy’s
first investment, an acquisition of the container terminal Porto do Pontal in the state of Paraná. Our team expects this to be an important vertical due to extensive pipeline of investment opportunities in the sector.

Liquid Strategies
Our Liquid Strategies segment has two business strategies: public equities and hedge funds. This segment is focused on generating value through operations in public markets, such as by trading bonds, public stocks and derivatives, among other assets. Liquid Strategies is composed by open-end
funds with short- to medium-term redemption periods. For the year ended December 31, 2021, the segment reported an average management fee rate of 0.73%, and management teams were composed by 24 full-time employees across our Rio de Janeiro and São Paulo offices.
Liquid Strategies AUM Breakdown
Liquid Strategies accounted for R$11.6 billion in assets under management as of December 31, 2021, with R$8.5 billion (73%) coming from public equities and R$3.1 billion (27%) coming from hedge funds.
Our investor base is heavily weighted towards institutional clients. Local institutional investors are our main investor class, accounting for 45% of Liquid Strategies AUM. Institutional offshore investors account for 39% of Liquid Strategies AUM, with most coming from our sovereign wealth exclusive mandate in our public equities strategy. Allocators and distributors and HNWIs both accounted for 8% each of Liquid Strategies AUM as of December 31, 2021.

The following table sets forth our Liquid Strategies AUM on a per-strategy
basis as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(in R$ millions)
Public equities	8,493	11,779	8,630
Hedge funds	3,080	2,519	1,641

Total	11,573	14,299	10,271

The following table sets forth our Liquid Strategies AUM by type of investor as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(in R$ millions)
Institutional offshore	4,567	6,508	1,395
Local institutional	5,166	4,988	3,563
HNWI	880	1,128	4,241
Allocators and distributors	960	1,675	1,072

Total	11,573	14,299	10,271

Public equities
Vinci Partners has a long track record and deep experience investing in public equities in Brazil. We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls.
Our public equities strategy invests according to two key
sub-strategies:

•
All Caps
: The
all-caps
sub-strategy
focuses on long-term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints. Our all-caps
flagship strategy is Vinci Mosaico, which seeks to achieve long-term results above the Brazilian stock market. The team also manages a sovereign wealth exclusive mandate.

•
Dividends
: The dividends
sub-strategy
focuses on well-managed companies with a strong presence in their segments that are generating significant cash returns through dividends. Our flagship strategy is Vinci Gas Dividendos, which seeks to achieve long-term returns by investing in companies
with a consistent history of dividends’ payment.

Public Equities Investment Process
Our public equities investment process is robust and consists of four key steps:

•
The first step consists of an
in-depth
fundamental analysis
(bottom-up),
where analysts study the company’s and industry’s characteristics. From there, the financial modeling
of the company is performed to determine its intrinsic value, thus arriving at a first conclusion whether now is a good time to invest. During this step, the research team makes its first contact with the company.

•
With the first step approved, we move into a stage of greater contact with the company. Corporate structure, legal aspects and other ESG factors are also analyzed. In addition, research analysts contact other research houses to understand the sell-side. If needed, trips and visits are scheduled for the analyst to better understand the company, as well as to evaluate if the information disclosed is in accordance with reality.

•
Next, the analyst presents the investment case to the portfolio manager. If approved by the manager, a small initial position is made. As the team gets more acquainted with the company and the case, the position may increase within the portfolio.

•
Finally, we engage in constant monitoring of our investments. Our research team meets with the portfolio manager daily before market opening to discuss daily news, meetings, results/changes in companies and sectors. During these calls, some adjustments to the portfolio may be discussed and implemented. At the beginning of each month, we hold a meeting to analyze the previous month’s performance and revisit the portfolio
. Changes to the composition of our portfolio may be proposed and discussed among the team.

The following chart sets out the total gross return of our public equities funds since inception.

Hedge funds
Our hedge funds team operates under a multi-manager strategy with several portfolio managers, each pursuing independent strategies. This strategy invests through two key sub-strategies:

•	Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub-strategies: interest rates, inflation, commodities, currencies, and equities.

•	Total Return : The total return strategy focuses on high absolute risk-adjusted returns through fundamental analysis, diversification and use of derivatives.
Hedge Funds Investment Process
The hedge funds strategy is composed of independent portfolio managers with access to both our macro and equities dedicated research teams, which support these managers in creating a robust analysis of the markets. Each portfolio manager has their own book and uses this support information as a basis to invest.
We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors. Our risk team analyzes each portfolio using risk metrics such as stress tests, value at risk, or VaR, stop loss and a deep inspection of fund liquidity. Each strategy has its own VaR and stop loss, with limits set by our CIO and CRO, taking into account the volatility of each strategy. Our CIO also has a book that could be used to reduce or leverage risk.

The following chart sets out the total gross return of our main hedge funds since inception.

IP&S
The IP&S segment seeks to offer tailor-made solutions to investors, and is primarily made up of institutional and HNWIs through exclusive mandates. For the year ended December 31, 2021, the segment reported an average management fee rate of 0.39%, and the management team was composed of 18 full-time employees across our Rio de Janeiro, São Paulo and New York offices.
Our IP&S segment offers clients access to tailored financial products through an open architecture platform, in addition to in-house
asset allocation and risk management. The strategy aims to provide a sophisticated investment strategy with alpha generation according to our clients’ targets. In the execution of these strategies, we take into account risk profile assessment, preparation of investment policies and product selection, among other factors. The strategy is divided in four sub-strategies:
(1) separate exclusive mandates, (2) commingled funds, (3) International allocation, and (4) pension plans.

•
Separate exclusive mandates:
we provide investment solutions to institutional investors, such as small to medium-sized
foundations, pension funds and financial institutions in Brazil, and HNWIs. Our asset allocation team seeks tailored and distinctive portfolio construction solutions, addressing our clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity.

•
Commingled funds
: commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies. Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa.

•
International allocation:
we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office. We provide tailored investment solutions for local institutional investors and HNWIs that are seeking risk diversification by allocating part of their portfolios outside Brazil.

•
Pension plans:
We manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits. Our flagship strategy, Vinci Equilíbrio, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives, and other funds.

IP&S Investment Process
We have a very robust investment process within our IP&S segment, which begins with a thorough analysis of funds and assets to identify the products that best suit our investors. When we select a manager for a client’s portfolio, we conduct a thorough investigation of the manager’s track record, investment team, risk management and differentiators. We also have weekly macro committees with our economic department to better understand the global and local scenarios and identify potential investments and monthly calls with our risk department, in which our investment solutions teams present investment opportunities that will be analyzed by the team. In this case, the risk department has veto power over those investments. In addition to this internal process, our team discusses with each client their tolerance to risk, investment horizon, cash flow expectations and preferences to better meet our clients’ needs and expectations.
IP&S AUM Breakdown
IP&S accounted for R$23.7 billion in AUM as of December 31, 2021, with R$15.2 billion (64%) coming from separate exclusive mandates, R$3.3 billion (14%) from international allocation, R$3.0 billion (13%) from commingled funds, and R$2.2 billion (9%) from pension plans. Our investor base is heavily weighted towards institutional clients. Local institutional investors are our biggest contributors, accounting for 44% of IP&S’ AUM, followed by HNWI with 41% and allocators and distributors with 15%.

The following table sets forth our IP&S AUM on a
per-strategy
basis as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(in R$ millions)
Separate exclusive mandates	15,245	10,359	7,714
International allocation	3,272	1,846	726
Commingled funds	2,961	2,759	977
Pension plans	2,187	1,466	798

Total	23,664	16,430	10,215

The following table sets forth our IP&S AUM by type of investor as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(in R$ millions)
Local institutional	10,472	6,647	3,424
HNWI	9,621	7,038	5,491
Allocators and distributors	3,571	2,662	1,216
Institutional offshore	—	83	83

Total	23,664	16,430	10,215

The following chart sets out the total gross return of our main IP&S commingled and pension funds since inception.

New Products in Development
Vinci Strategic Partners, or VSP, is our new strategy within IP&S, and is focused on private market allocation services for institutional and HNWI investors through a closed-end
fund of funds. This strategy marks IP&S’ first effort in the allocation services for alternative investments, an underpenetrated sector in Brazil. VSP’s first closing was held in the end of March 2022 and raised R$187 million in capital commitments.
Financial Advisory
Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO
and M&A advisory services for Brazilian middle-market companies. We believe our financial advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace.
As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients. The Financial Advisory platform provides conflict-free advice with senior focus for value creation and long-term support. The platform focuses on two main sub-strategies:

•	Mergers and Acquisitions (M&A) : advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports;

•	Capital Markets : conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring and market/investor communication.
Investment Process in ESG
Our business model
Vinci Partners is committed to ESG practices throughout the company, ranging from sustainability in our offices and inclusion policies to our investment process through our investment vehicles.
Alignment with our limited partners is our first step for a successful relationship. Our partners are clients, and our clients are partners. We have a strong culture to seed capital in our funds, where partners invest alongside investors in the same conditions and fees. This culture, when complemented by targeted long-term returns, creates a stickier investor base, with limited partners investing with us for a long horizon. Our broadly diversified platform enables us to have knowledge exchange between portfolio managers from different strategies, generating an important competitive advantage, always respecting our compliance rules and Chinese wall policies.
We have a long-term goal of democratizing the alternative market space by focusing on our limited partners’ needs and providing tailored solutions and investment opportunities.

Private equity
Our private equity Impact and Return strategy was developed to tend to a growing market demand for ESG products combined with our view of the potential positive influence our capital allocation could have over entrepreneurs and their markets’ environment. In our impact strategy, we target minority equity investments, focusing on the positive impact we can bring to their businesses. The market for impact funds in Brazil is still in development and faces challenges. This investment thesis is better received by entrepreneurs with prior contact with the strategy. Reaching out to smaller entrepreneurs is an important goal for the long-term success of the strategy.
Our fourth vintage of our Impact strategy, VIR IV, raised R$1 billion in capital commitments through a diversified investor base, with the presence of institutional investors. VIR IV’s goal is to invest capital in underdeveloped regions, generating a positive impact to business in these regions. Our investment process comprises several criteria, such as impact metrics, regions with less capital availability, and minority-owned businesses. The investment strategy is completed with a strong analysis of the business, a detailed report highlighting the impact on the business, and quarterly follow-ups.
VIR IV received the award for “Impact Fund of the Year” from Environmental Finance in 2021.
Our Vinci Capital Partners strategy, or VCP strategy, has also developed a robust ESG framework. The VCP team created, with the support of a global reference ESG consultancy firm, a general ESG risk assessment framework to support ESG due diligence in new target companies. This framework contains the main environmental and social issues addressed by most sustainability initiatives, inspired by the International Finance Corporation (IFC) Performance Standards, and a preliminary assessment of the material issues per sector that Vinci Partners invests or plans to invest. During the due diligence phase, we partner with specialized firms to confirm the initial materiality map and to investigate if additional material risks are present in the target company.
The team also developed an Environmental and Social Management System, or ESMS, to integrate ESG matters in its internal procedures and when monitoring portfolio companies. This approach enables our funds to mitigate
ESG-related
risks to companies and seek opportunities of value creation through ESG initiatives. Since 2020, the team publishes an ESG annual report for VCP III to provide updated information on ESMS performance and ESG issues of investee companies during the previous year.
Infrastructure
Our infrastructure strategy is also investing heavily in the ESG agenda. We are developing our VICC fund, focusing on investments that actively contribute to the climate agenda ranging from renewable energy generation and water supply to the efficient use of natural resources and reduced emissions from other sources. Our goal is to mitigate climate change globally. All investments made by VICC will also seek to increase diversity and inclusion across portfolio companies.
The complexity of infrastructure investments demands a robust due diligence regarding operational, financial and ESG aspects. Our funds have a strong governance policy, especially those related to government-controlled assets. Vinci Partners’ Water and Sewage strategy recently closed its first investment, the public concession of CEDAE Block III. The water and sewage sector is a key sector for ESG investments in Brazil. The fund also has alignment with ESG guidelines through sustainability metrics.
Real estate
Our listed REITs faced a challenging environment in 2021 and showed resilience due to our strong competitive position in the market and the team’s extensive track record. Robust governance in the funds’ investment and monitoring process was a key factor to navigate a difficult market environment.
Several of our invested real estate properties have LEED certifications, which reflect our commitment to green practices in our portfolio. The team is currently developing a vehicle focused on the agribusiness sector, as part of a joint venture with Chrimata. This sector provides significant investment opportunities, which strengthens the ESG agenda with investment profile and materiality of the assets. Transparency and a robust due diligence are key for this investment process.

Credit
Our credit segment also has an
ESG-focused
fund—Vinci Energia Sustentável, or VES—which is focused on private debt assets related to green energy. VES has a series of ESG policies, such as a veto on investments in fossil fuels. VES was funded by the BNDES and other relevant Brazilian institutional investors and was the first Brazilian fund to receive the ESG “European Standard” label. VES closed its investment period ahead of schedule, which reflects our team’s ability to manage this kind of asset.
Liquid Strategies
Our Liquid Strategies segment also has an important role regarding ESG practices. Our investment team developed an
ESG-focused
questionnaire, which is used for the evaluation of potential impact. This is taken in consideration for investment purposes and could lead to divestment from assets that do not fit the targeted profile. The team also focuses on investments that could lead to significant governance impacts, and partners with other groups in voting at shareholder meetings.
IP&S
When our IP&S team analyzes external managers in which to invest, they also take into consideration ESG practices. A relevant portion of the business is funded by institutional investors, which require a complete asset monitoring process and a thorough due diligence process.
Fundraising
Vinci Partners’ distribution efforts are organized through four client divisions and one additional distribution channel: (1) local institutional clients, (2) institutional offshore clients, (3) HNWIs, (4) allocators and distributors, and (5) public markets vehicles. We have dedicated teams to reach out, advise and follow-up
with each investor profile. Our public market vehicles are listed on the B3, and investors are able to trade quotas of the funds directly therein; for these products, we have an exclusive dedicated investor relations team.

•
Local Institutional Clients:
This client division covers Brazilian pension funds (public and private), insurance companies, and large and mid-size
corporations. Local institutional clients represent a significant opportunity since they are historically under-allocated to alternative investments. New clients (less than 2.5 years with assets under management by Vinci Partners) represent over 24.0% of the division’s AUM. As of December 31, 2021, the 10% largest institutional clients represented 52.2% of the division’s AUM and the top three products are investment products and solutions (56.2% of clients), public equities (41.5% of clients) and credit (35.4% of clients). As of December 31, 2021, on average, a client had 3 different products distributed across an average of 2 different strategies.

•
Institutional Offshore.
This client division covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others. We may hire placement agents in order to advise us in the international fundraising of certain vehicles. In our private equity strategy, our foreign investors are primarily based in the United States (53%), Europe (18%), Middle East (11%), and Asia (6%). By investor type, our private equity offshore foreign investors are primarily public pension funds (18%), asset managers (18%), sovereign wealth funds (17%), and fund of funds (13%).

•
High Net Worth Individuals:
This client division covers HNWIs, which we consider to be clients that have the potential to invest at least R$30 million. From January 1, 2019 to December 31, 2021, 57.6% of new money came from existing client relationships, excluding our partners. As of December 31, 2021, the 10% largest HNWI clients represent 84.9% of the division’s AUM and the top three products are investment products and solutions (47.9% of clients), hedge funds (45.8% of clients) and public equities (38.6% of clients). As of December 31, 2021, on average, a HNWI had 5 different products distributed across an average of 2 different strategies.

•
Allocators and Distributors (A&D or fund of funds and distributors):
This client division covers banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, and approximately 28 distribution platforms such as XP and BTG Digital. This division is responsible for the distribution of all Vinci Partners products, both liquid and illiquid, including private equity. Banks and platforms account for 26.4% and 26.3% of the AUM of this division as of December 31, 2021, respectively, and the top three products are equities (47.4% of clients), investment products and solutions (51.3% of clients), and hedge funds (51.3% of clients). As of December 31, 2021, on average, a client had three different products (i.e. investment funds) distributed across an average of 2 different strategies.
In recent years, this division has focused on leveraging existing relationships to include new investment products and asset classes. Additionally, it has focused on adding new distribution partners, primarily large banks.

•
Capital Markets (public market vehicles):
These distribution channels cover public market vehicles of our listed funds (e.g. REITs and infrastructure funds). We do not have an origination and client base team like for others distribution channels, but we have a dedicated investor relations team to access and communicate with the market and the quotaholders of listed funds.

Currently, our AUM is weighted toward long-term capital, with 47% committed for five years or more. Our platform offers a wide range of products across different strategies, and we are supported by a diverse investor base, with 36% of our AUM coming from local institutional clients as of December 31, 2021, followed by HNWIs with 23%, institutional offshore clients with 22%, and the remainder from retail clients and public market vehicles;
We believe we have a very loyal client base. Over 80% of our client base comes from proprietary relationships from our client division teams. Our proximity to our clients is a strong advantage, creating an open and transparent channel in order to understand the best fit for our clients in every scenario.

The following table sets forth our AUM by type of investor as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(in R$ millions)
Local institutional	20,428	15,186	10,098
HNWI	13,472	10,925	12,320
Institutional offshore	12,772	14,123	8,046
Allocators and distributors	5,532	5,085	2,760
Public market vehicles	5,025	4,524	3,402

Total	57,229	49,843	36,627

Risk Management
Vinci Partners seeks to minimize the risks associated with our investment strategy by pursuing the following initiatives:

•
Financial/Business.
Vinci Partners will seek to mitigate refinancing risk by targeting companies with stable and growing cash flows. Vinci Partners will seek to mitigate business risk by targeting companies that have a clear competitive advantage and/or long-term contract or concessions, thus are less vulnerable to the business and economic cycles. We will also focus on companies we believe generally exhibit low dependence on strong economic growth. Before agreeing to any investment, our investment committee must be satisfied that it understands the key risks associated with each investment, and that it has taken, or will take, actions to mitigate those risks.

•
Fraud and Corruption.
Vinci Partners seek to undertake a comprehensive anti-fraud and anti-corruption diligence process in connection with all private market transactions. We perform background checks and extensive legal due diligence in every potential deal that our private equity, infrastructure, and real estate funds are involved. Generally, this process is coordinated by the deal team members, with the support of our compliance team and/or external counsel (typically full-service law firms or niche-oriented firms, when required). We monitor the portfolio companies through our specific deal team members, which are required to periodically report updates on the investment (in all aspects, including operational performance, legal issues, and potential irregularities). Additionally, we usually have the right to appoint members to the board of directors and/or management of the portfolio companies—such appointments are another direct channel for this type of reporting. In case of any potential irregularity, the members of the team responsible for the portfolio company shall immediately report such event to the legal and compliance teams who will assess the information and provide guidance on how to proceed.

•
Environmental, Social and Governance.
The ESG Policy is based on well-known standards and benchmarks, such as: International Finance Corporation Performance Standards; Principles for Responsible Investment; Corporate Sustainability Index from Brazilian Stock Exchange (ISE); Brazilian Institute for Corporate Governance; Dow Jones Sustainability Indexes. This policy is complemented by other policies such as compliance guidelines for Anti Money Laundering, Anti-Corruption, Anti-Terrorist Finance, and our Code of Ethics. In addition, employees are trained annually, and an introductory presentation is made to new employees at each quarter.

•
Market and Liquidity Risk.
Vinci Partners seek to mitigate market and liquidity risk by monitoring Liquid Funds on a daily, weekly, or monthly basis accordingly to the profile of each fund. Vinci Partners has policies that drive our risk control activity, and every fund has its own risk limits that are controlled by the risk department and, when applicable, the fund committee. The chief risk officer reports to the chief executive officer and is responsible for solving any breaches to risk limits without the need for the fund manager’s pre-approval.

Competition
Vinci Partners is a leading alternative asset manager with strong competitive advantages amongst peers. We believe our platform is more robust than our closest competitors and superior in capabilities than what local banks and single-sector focused asset managers can offer. We have several key differentiators which position us as a leading alternative asset manager in the Brazilian market, such as our exposure to long-term capital, our partnership model and a diversified business model with eight different business strategies integrated into a single platform with a comprehensive offering.
We face competition in each of our segments against other sector-focused asset management firms, but when we analyze competition for Vinci Partners as a whole, there is a limited number of players in the Brazilian local market that provide a similar extent of alternative investment opportunities to its investors as we do. Additionally, our proprietary distribution capabilities are a key differentiator from other asset management players that are more dependent on distribution agreements with open platforms and banks.
The following table describes our competition. Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global asset manager franchise, or a fund of funds. Other alternative local asset managers include Patria and Kinea and other independent asset managers include Gavea and SPX. Hedge funds include JGP, Bahia and others. Incumbent banks include Banco do Brasil, Itaú Unibanco, Bradesco, Santander, and Caixa.

Source
: ANBIMA, Company, and the websites of each of the above companies.
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
Private equity
Vinci Partners considers itself a pioneer in Brazilian private equity and we believe we are the only purely Brazilian private equity firm that has always been independent. Since 2004, our flagship Vinci Capital Partners funds have invested R$5.4 billion across 23 investments in Brazil, as of December 31, 2021. Moreover, while many other
Brazil-focused
funds (such as Warburg and Advent) are affiliated with larger, global managers, Vinci Partners continues to remain independent, with an internally trained team, and whose members have begun and developed their investment careers in Brazil. Given Vinci Partners’ history and presence in Brazil as one of the longest-tenured local private equity firms, Vinci Partners believes it has a distinct competitive advantage against both local and global players. Moreover, for the most part, the strategies employed by these other funds generally do not compete directly with Vinci Partners’ control-oriented, operationally intensive strategy.
Vinci Partners’ sourcing methodology focuses on acquiring businesses or making investments outside of structured auction processes, so in many cases Vinci Partners will not encounter competition during the sourcing phase. Vinci Partners believes that its proprietary sourcing strategy allows us to negotiate more favorable investment terms and downside protections to help generate more attractive returns. Notably, Vinci Partners sourced 15 of the 23 previous investments on an exclusive basis.
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
Credit
We believe we are one of the first independent players to offer Brazilian private credit funds focused on the long-term direct lending business. Nevertheless, we currently see some of the asset management platforms (such as Kinea, BTG Pactual, and XP) as being our biggest competitors and the big banks themselves, which either use their balance sheets or offer solutions through their debt capital markets areas for companies to access alternative financing options. As described elsewhere herein, see a significant opportunity for banking disintermediation in Brazil and for the private credit market to develop.

Most of the allocation of Brazilian pension funds remains concentrated in federal government bonds, which imposes important challenges in overcoming its actuarial goals. We believe that Vinci Partners can offer a range of credit investment strategies, including structured credit transactions and directed lending, that captures more value and can meet this growing demand for return and portfolio diversification for our investors.
Real estate
The real estate strategy of Vinci Partners is the ninth largest manager of listed REITs in Brazil based on ANBIMA data. The largest REIT manager in Brazil is BTG, with R$23.4 billion under management as of December 31, 2021. BTG asset management is controlled by Banco BTG Pactual, one of the largest private banks in Brazil and benefits from the bank´s extensive retail distribution. BTG is followed by Kinea XP and CSHG, all of them counting on powerful in-house
retail distribution capabilities which enhances their access to capital. The only independent player which has a larger AUM than Vinci’s real estate strategy is Hedge, which is a spinoff from CSHG and thus had a head start in its AUM size. It is important to mention that in some of the other players the total AUM figure it is accounted the amount they have under management as the fund administrator of passively managed REITs.
Due to the rapid growth of the REIT industry in the past three years, a significant number of new players have come to the market, increasing competition. Notwithstanding, the largest and most established players have a significant competitive advantage competing for capital which was reflected in the market share of these players and the amounts raised by them in 2021.
Public equities
In Brazil, the biggest competition that the public equities area has is the level of interest rates: Brazilian investors continue to invest very little in variable income instruments and Brazil does not have a long-term investment culture, since interest rates have historically been, and continue to be, high, and even inefficient investing historically generated returns to investors well above inflation.
In the long- term, we estimate that we have between 50 and 60 competing funds. In the dividends mandate, that number is closer to 20. These numbers have been growing over time as new asset managers and public equities firms have been created.
Hedge funds
Competition in the hedge funds market is strong, and several competing firms have a long history and large volumes of assets under management. Brazil has a long history of high interest rates and a well-developed derivatives market, which has been the oldest strategy among Brazilian hedge fund managers.
The fact that we were the first firm based on independent management cells (multi-manager) brought a certain difficulty for investment allocators within clients and potential clients to understand as they were used to the “star manager” model. In recent years, more managers have adopted the multi-manager model, which has become more widely known among investors and allocators. However, we believe that the market will bring more difficulties for managers to generate alpha (both due to the competition and the drop in premiums) and our model is more flexible to adapt to this new paradigm. This is already being observed because the large houses based on this star manager model have had low alpha generation in recent years.
IP&S
Depending on the mandate, the competition varies significantly, as different players offer different strategies that are more or less aligned with our offering within investment products and solutions.
In terms of inflation mandates, we face competition from multi-market fund managers (hedge funds) in the Brazilian industry. We believe that our competitive advantage is our proven track record of investment performance and unique construction of investment products. For example, in the design of the Equilíbrio fund (offered for open pension plans following CMN No. Resolution 4,444), we have an offering aligned with the long-term objective of achieving returns above inflation.

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
Regulatory Matters in Brazil
Seven of our subsidiaries, Vinci Capital Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Soluções de Investimentos Ltda. (former Vinci Gestão de Patrimônio Ltda.), Vinci Gestora de Recursos Ltda., Vinci GGN Gestão de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda., and Vinci Real Estate Gestora de Recursos Ltda., or the Regulated Entities, carry out operations that are subject to specific Brazilian laws and regulation by the CVM. Furthermore, Vinci Gestora de Recursos Ltda. is a member of the Brazilian Financial and Capital Markets Association (
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais
), or ANBIMA, and all regulated entities are also subject to ANBIMA’s codes and rules. Vinci Capital Gestora de Recursos Ltda. is associated with the Brazilian Private Equity and Venture Capital Association (
Associação Brasileira de Private Equity e Venture Capital
), or ABVCAP.
The Regulated Entities are licensed to operate in the Brazilian capital markets as asset management companies (
administrador de carteiras de valores mobiliários
) by the CVM, and subject to the rules and oversight of the CVM, pursuant to Law No. 6,385 of December 7, 1976, or Law No. 6,385/76, and CVM Resolution No. 21 of February 26, 2021, or CVM Resolution No. 21, which replaced the previous CVM Rule No. 558 of March 26, 2015.
The Regulated Entities provide securities portfolio management services, pursuant to CVM Resolution No. 21, and are members of the ANBIMA and the ABVCAP, adhering to the applicable codes of best practices for each of the types of investment funds the portfolio of which they manage in Brazil. The Regulated Entities can perform portfolio management services to all types of investment funds in Brazil and to securities portfolios (
carteiras administradas
).
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
Licensing Requirements
As to our asset management activities in Brazil, the main regulation applicable to our affiliates is CVM Resolution No. 21, which defines professional asset management activities as activities directly or indirectly related to the operation, maintenance, and management of securities portfolios, including the investment of funds in the securities market on behalf of clients.
CVM Resolution No. 21 provides for two categories of asset managers: (1) fiduciary administrators, which are not allowed to trade securities on behalf of clients and/or (2) portfolio managers, which are allowed to manage portfolios on clients’ behalf, including through the trading of securities. All of our affiliates that carry out asset management activities are registered with the CVM as portfolio managers.
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
This same regulation requires our affiliates to conduct their activities in good faith, with transparency, diligence, and loyalty with respect to clients, and perform their duties with the aim of achieving clients’ investment objectives. Our affiliates must also maintain a website, with extensive current information, including, but not limited to (1) an updated annual filing form (
formulário de referência
), (2) a code of ethics, (3) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21, (4) a risk management policy, (5) a policy for purchase and sale of securities by managers, employees and the company, and (6) a policy for allocation and division of orders among the securities portfolios.
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
Internal Compliance Procedures
CVM Resolution No. 21 also requires that asset management firms maintain internal compliance procedures.
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
Law No. 13,506 and CVM Resolution No. 45, dated August 31, 2021 (which replaced CVM Rule No. 607, dated June 18, 2019), regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements that may be imposed by the CVM.
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
Anti-Money Laundering Regulations
Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the AML Law, and Law No. 13,506 of November 13, 2017 (related to administrative procedures and enforcement conducted by the CVM and the Central Bank), play a major regulatory role in the oversight of banking and financial activities in Brazil. The AML Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash, or assets, acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The AML Law also created the Council of Control of Financial Activities (
Conselho
de Controle de Atividades Financeiras
) or COAF, which operates under the Ministry of Economy. The purpose of the COAF is to investigate,

examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Article 11 of the AML Law provides that each business must comply with the rules enacted by regulators with authority over it. In the case of asset managers, the CVM is the main regulator and CVM Resolution No. 50, dated August 31, 2021 (which replaced CVM Rule No. 617, dated December 5, 2019), which focus on a risk-based approach and reinforcements of internal compliance, is CVM’s main regulation regarding anti-money laundering and combating the financing of terrorism, or AML/CFT for asset managers.
Pursuant to the AML Law, asset managers, among others, must comply as follows: (1) identify and maintain up-to-date
records of their clients, for a period of at least five years, (2) keep up-to-date
records of all transactions, for a period of at least five years, in foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) adopt anti-money laundering, or AML, internal control policies and procedures that are compatible with the size and operations of the company; (4) monitor whether any client and/or their ultimate beneficial owners are persons under sanction by the United Nations’ Security Council and hastily notified to the Ministry of Justice and Public Safety, COAF and the CVM in case any attempt to transfer funds to such a person is identified; (5) register and maintain up-to-date
records with the appropriate regulatory agency (i.e., COAF and/or CVM); (6) comply with COAF’s requests and obligations; (7) pay special attention to any transaction or corporate reorganization of clients or ultimate beneficial owners of clients that, in light of the provisions set forth by competent authorities, may indicate suspicion of money laundering or financing of terrorism or where the ultimate beneficial owner cannot be ascertained; (8) report all suspicious transactions (pursuant to CVM Resolution No. 50) to COAF within twenty-four hours, while abstaining from notifying their customers of such report; and (9) confirm to the applicable regulatory agency (i.e., COAF and/or CVM) that no transactions have occurred, in the case there are no transactions.
Specifically, CVM Resolution No. 50, establishes, among other obligations, that persons who engage in the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or other securities must adopt rules, procedures, and internal controls in accordance with previously and expressly established procedures to confirm the registration information of its clients, keep such information updated and monitor the transactions carried out thereby. These rules aim at preventing the use of the account by third parties and identify the end beneficiaries of transactions. Business relations with politically exposed persons are also to be closely monitored.
Other guidelines and procedures provided for in CVM Resolution No. 50 are listed below:

•
Risk-Based Approach.
Through their internal rules, procedures and controls, the entities subject to CVM Resolution No. 50 should define the scope of analysis in their registration procedures and AML and combating the financing of terrorism, or AML/CFT, in accordance with a group of considerations, such as: (i) scope of activities performed by the regulated entity; (ii) scale; (iii) complexity and diversity of transactions; (iv) client base; among other aspects that can assist in measuring the level of risk inherent to the different existing business models; (v) employees and services providers: the entities shall have policies for continually knowing them (KYE and KYP); and (vi) criteria for politically exposed person (PEP) investors. It is important to note that the risk-based approach comprises of two aspects: the level of risk assigned to clients and that assigned to the entity’s products and services.

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
CVM Resolution No. 50 provides for a detailed description of the duties of the statutory officer responsible for AML/CFT in relation to the establishment of policies, procedures and internal controls of regulated entities, as well as the verification of their effectiveness. In addition, it allows the appointment of a single officer responsible for all entities of the conglomerate.

•
Regulation of the obligations arising from Law No.
 13,810/2019.
The new rule is in alignment with Law No. 13,810/2019, since it adheres to the sanctions imposed by the United Nations Security Council resolutions, as well as to the recommendations of the FATF.

•
Definition of steps for KYC procedures.
Entities subject to CVM Resolution No. 50 shall adopt KYC procedures which at least include the following four (4) steps: (i) client identification; (ii) onboarding; (iii) due diligence; and (iv) identification of beneficial owners.

•
Identification of Ultimate Beneficial Owner(s).
CVM Resolution No. 50 provides a definition of ultimate beneficial owner as a “natural person or persons who jointly own, control or have direct or indirect significant influence on a client on behalf of whom a transaction is being conducted or benefits therefrom” and determines that regulated entities adopt procedures to identify ultimate beneficial owners. The same requirement applies to persons who exercise significant influence on the client, thus understood as the situation in which a natural person, whether the controller or not, actually influences decisions or holds more than twenty-five percent (25%) of the share capital of legal entities or the net equity of investment funds and other entities. It is important to note that the rule provides certain exceptions to the obligation on ultimate beneficial owners, such as in the case of publicly listed companies, registered investment funds (provided that they are not exclusive and managed by a
CVM-authorized
manager) or certain foreign investors.

•
Alternative onboarding systems and simplified onboarding process for non-resident
investors.
The new rule allows the using of alternative onboarding systems, if they meet the applicable rules and regulations, ensuring the protection of client information, as well as the maintenance and traceability of this information. Furthermore, through Annex
11-B
to CVM Resolution No. 50, said rule maintains the simplified onboarding tool for NRIs. It is worth mentioning that the simplified onboarding process does not exempt the regulated entity from conducting KYC procedures. Nevertheless, in line with the risk-based approach, the new rule indicates a greater flexibility of deadlines for updating the onboarding information on clients of regulated entities.

•
Regulated entities that have no direct relationship with investors.
CVM Resolution No. 50 expressly states that entities lacking direct contact with investors must adopt AML/CFT procedures that are compatible with the activities performed; for the purposes of the risk-based approach, the AML/CFT policy and its respective rules, procedures and internal controls of the entities that have a direct relationship with clients can be applied. Also, said entities lacking direct contact with investors should maintain a process for exchanging information with the entities that have direct contact with their clients, apart from other obligations indicated therein.

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
As of December 31, 2021, and as a result of our IPO, we had a total of 56,155,577 common shares issued and outstanding, 14,466,239 of these shares were Class B common shares beneficially owned by Gilberto Sayão da Silva, and 41,689,338 of these shares were Class A common shares beneficially owned by the other former quotaholders of Vinci Partners Brazil and the investors of our IPO. In addition, 758,011 Class A common shares were held in treasury. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Our Corporate Structure
Our group is currently composed of 11 main companies, nine of which are incorporated in Brazil and two of which are incorporated in other countries. Our material operating subsidiaries are: Vinci Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Capital Gestora de Recursos Ltda., Vinci Assessoria Financeira Ltda., Vinci Soluções de Investimentos Ltda. (formerly Vinci Gestão de Patrimônio Ltda.), Vinci Real Estate Gestora de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda. and Vinci GGN Gestão de Recursos Ltda. The following chart shows our simplified corporate structure, after giving effect to our corporate reorganization, the Contribution and the IPO:

D. Property, Plant and Equipment
Intellectual Property
We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party non-disclosure,
confidentiality, and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.
As of December 31, 2021, we owned 16
Brazil-issued
patents or copyrights.
In Brazil, title to a trademark is only acquired once a valid registration is issued by the BPTO. The holder of a valid trademark registration has the right to its exclusive use throughout Brazil for an initial term of 10 years, renewable for additional and successive
10-year
terms. During the registration process, the applicant requesting the trademark registration has only an expectation of the exclusive right to use the trademark to identify its products or services. We own a number of trademarks including “Vinci Partners,” “Vinci Partners Investments,” and other valuable trademarks and designs covering various brands, products, programs and services, including “Vinci” and “Value from the Core.” We also own a number of domain names registered in Brazil, “vincishopping.com.br,” “vilg11.com.br,” “vincienergia.com.br,” “vincioffices.com.br,” “vincionline.com.br,” “vinciplataforma.com.br,” “vino11.com.br,” “visc11.com.br,” and abroad such as “vincipartners.com ,” “vifi11.com,” “vilg11.com,” “vincifii.com,” “vincilogistica.com,” “vincioffices.com,” “visc11.com,” “vincionline.com,” and “vino11.com,” which all are currently in use.
Properties
Our corporate headquarters are located in Rio de Janeiro and our principal executive offices, which include the majority of our product development, sales, marketing, and business operations, are located in both Rio de Janeiro and São Paulo. Our principal executive offices consist of approximately 28,847 square feet of space in Rio de Janeiro and 11,948 square feet of space in São Paulo under a lease that expire on August 5, 2025 (for Rio de Janeiro) and on April 2, 2023 (for São Paulo). In October 2020, we amended the lease agreement for our principal executive offices in Rio de Janeiro to expand this space to occupy an additional floor in the office building. We also have offices in other locations, including in Recife in Brazil and in New York City in the United States, and believe our facilities are sufficient for our current needs.
As of December 31, 2021, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the city of Rio de Janeiro, Brazil. We believe that our facilities are suitable and adequate for our business as presently conducted; however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”
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
A. Operating Results
Overview
Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 244 full-time employees as of December 31, 2021 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments include Private Markets strategies (including private equity, real estate, credit and infrastructure funds), Liquid Strategies (including public equities and hedge funds)and Investment Products and Solutions, or IP&S, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-IPO
and M&A advisory services for Brazilian middle-market companies (those with annual gross revenue between R$100 million and R$600 million).
We have established a premier independent investment franchise with market leadership across each of our high value-added segments that we believe provide us with strong competitive advantages. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with adoption of innovative technologies and increasing integration across our business strategies, strongly positions us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investments market.

Segment Reporting
Until December 31, 2020, our strategic decisions comprised eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services; (v) investment products and solutions; (vi) real estate; (vii) infrastructure; and (viii) credit.
Beginning in the year ended December 31, 2021, our eight segments were grouped into four new segments: (i) Private Markets (including private equity, real estate, infrastructure and credit), (ii) Liquid Strategies (including public equities and hedge funds), (iii) IP&S, and (iv) Financial Advisory. This change was motivated by how our chief executive officer monitors and manages our business, as well as the way shareholders and investors evaluate our investment vehicles, to present financial and strategic information in a more cohesive manner. Strategies were sorted within business segments following technical and strategic similarities among the attributes of the respective funds, such as management and performance fee structures, liquidity constraints, targeted returns, and investor profile.
For more information, see note 20 to our audited consolidated financial statements.
Key Business Metrics
The following table sets forth our AUM and
fee-earning
AUM, or FEAUM, as of the dates indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	AUM				FEAUM (1)
	Private Markets	Liquid Strategies	IP&S	Total	Private Markets	Liquid Strategies	IP&S	Total

	(in R$ billions)
As of December 31, 2020	19.1	14.3	16.4	49.8	17.2	14.2	16.3	47.6
Capital subscription (capital return)	2.1	—	0.0	2.2	2.2	—	0.0	2.2
Net inflow (outflow)	0.5	(1.3)	6.1	5.3	0.5	(1.3)	6.1	5.3
Appreciation (depreciation)	0.3	(1.4)	1.1	(0.1)	0.1	(1.4)	1.1	(0.2)
As of December 31, 2021	22.0	11.6	23.7	57.2	20.0	11.4	23.5	55.0

(1)	FEAUM is measured as AUM excluding vehicles that are not expected to charge management or performance fees.
Our AUM increased from R$49.8 billion as of December 31, 2020 to R$57.2 billion as of December 31, 2021, a 14.9% increase year-over-year.
Overall AUM growth was driven by:

•	total net inflows of R$5.3 billion in 2021, primarily from IP&S new exclusive mandates.

•
net capital subscriptions of R$2.5 billion in 2021, primarily coming from follow-on
offerings in REITs and Vinci Energia FIP em Infraestrutura, or VIGT, from the final closing of VIR IV, and from the VIUR initial public offering;

•
a decrease in appreciation of R$0.1 billion in 2021, which was impacted by significant depreciation in the local markets in the second half of 2021. Liquid Strategies was the main contributor to AUM depreciation, with R$1.4 billion;

The growth in AUM was partially offset by a net outflow of R$1.3 billion and a depreciation of R$1.4 billion in our Liquid Strategies segment.

Growth in our AUM is affected by several internal and external factors, including our fundraising efforts, returns on our own funds, macroeconomic factors, and the investing environment. In respect of external factors that have impacted our AUM growth, between 2016 and 2020, the Brazilian basic interest rate, known as the SELIC rate, fell from a nominal 14.25% per year to as low as 2.0% until March 2021. With global economic recovery currently underway, and because of disruptions in global supply chains, commodity prices and other increased significantly in 2021, leading to a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC rate throughout 2021 to 9.75% as of December 31, 2021, in an attempt to curb rising inflation. The current macroeconomic scenario presents challenges to our business, primarily in our Liquid Strategies segment, where we have open-end
funds with short-term lockups that suffered losses due to depreciation in the local markets in the second half of 2021. However, we believe the hike in interest rates is reaching its peak and should, in fact, decrease significantly in the beginning of 2023. This short-term volatility in interest rates has an impact on our Liquid Strategies business but does not change our long-term outlook, as the Brazilian alternative investments market is undersized and we should take advantage of investor appetite for alternatives.
In addition, growth in our AUM and our results of operations could be impacted by the ongoing effects of the
COVID-19
pandemic, including the outbreak of more transmissible variants of the virus. Notwithstanding such potential adverse impacts, Vinci Partners expanded its operations during the pandemic and recorded an increase in AUM, total assets, net revenue, and profits and did not record any impairment in 2021 as result of
COVID-19.
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
The following tables set forth our additional key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	For the Year Ended December 31,
	2021	2020(1)

	(in R$ thousands, except as otherwise noted)
Gross revenue from services rendered	496,036	359,236
Net revenue from services rendered	465,458	339,892
FRE(2)	222,498	181,904
FRE Margin (%)(2)	52.0%	60.6%
PRE(2)	23,632	33,743
PRE Margin(%)(2)	62.8%	84.8%
Distributable Earnings(2)	232,234	161,998
Distributable Earnings Margin(%)(2)	45.0%	48.7%
Profit for the year	208,615	169,154
Net profit margin for the year (%)	44.8%	49.8%
Adjusted FRE(2)	222,498	151,430
Adjusted FRE Margin(%)(2)	52.0%	50.5%
Adjusted PRE(2)	23,632	26,587
Adjusted PRE Margin(%)(2)	62.8%	66.8%
Adjusted Distributable Earnings(2)	232,234	127,261
Adjusted Distributable Earnings Margin(%)(2)	45.0%	38.2%
Adjusted Profit for the year(2)	208,615	131,524
Adjusted Profit Margin for the year(2)	44.8%	38.7%

(1)
This annual report presents our Adjusted FRE, Adjusted FRE Margin, Adjusted PRE, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year, Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related
dividends, and Dividends to Partners excluding unrealized performance fee-related
dividends, which are
non-GAAP
financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors. However, because, beginning in the year ended December 31, 2021, we no longer pay Dividends to Partners, these non-GAAP
measures are equal to their unadjusted counterparts for the year ended December 31, 2021. See “—Factors Affecting the Comparability of Our Results of Operations” for a description of our historical practice for distributing dividends to our partners.

(2)
FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings, Distributable Earnings Margin, Adjusted FRE, Adjusted FRE Margin, Adjusted PRE, Adjusted PRE Margin, Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year and Adjusted Profit Margin for the year are non-GAAP
financial measures that we present for the convenience of investors. See
“—Non-GAAP
Financial Measures and Reconciliations” for a reconciliation of these measures to their nearest IFRS measure and “Presentation of Financial and Other Information—Special Note Regarding
Non-GAAP
Financial Measures” for further information on why our management chooses to use these non-GAAP
financial measures, and on the limits of using these
non-GAAP
financial measures.

Our net revenue is composed of (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory.
Net revenue from services rendered for the year ended December 31, 2021 amounted to R$465.5 million, an increase of R$125.6 million, or 36.9%, from the year ended December 31, 2020. The increase was mainly driven by (1) net revenues from fund management, which accounted for 77.6% of our total revenues in 2021, and (2) net revenue from advisory, which increased as result of a stronger deal activity in 2021.
Our Adjusted FRE for the year ended December 31, 2021 was R$222.5 million, an increase of R$71.1 million, or 46.9%, compared to our Adjusted FRE of R$151.4 million for the year ended December 31, 2020. Our Adjusted FRE Margin for the year ending December 31, 2021 was 52.0%, an increase of 1.5 percentage points compared to our Adjusted FRE Margin of 50.5% of the previous year for the year ended December 31, 2020. The increase was mainly driven by the growth in management fees and higher advisory fees.
Our Adjusted PRE for the year ended December 31, 2021 was R$23.6 million, a decrease of R$3.0 million, or 11.1%, compared to our Adjusted PRE of R$26.6 million for the year ended December 31, 2020. Our Adjusted PRE Margin for the year ending December 31, 2021 was 62.8%, a decrease of 4.0 percentage points compared to our Adjusted PRE Margin of 66.8% for the year ended December 31, 2020. This decrease was primarily driven by market volatility that resulted in lower performance fees from liquid strategy segment funds.
Our Adjusted Distributable Earnings for the year ended December 31, 2021 was R$232.2 million, an increase of R$105.0 million, or 82.5%, compared to our Adjusted Distributable Earnings of R$127.3 million for the year ended December 31, 2020. Our Adjusted Distributable Earnings Margin for the year ending December 31, 2021 was 45.0%, an increase of 6.8 percentage points compared to our Adjusted Distributable Earnings Margin of 38.2% for the year ended December 31, 2020.
Adjusted Profit for the year for the year ended December 31, 2021 was R$208.6 million, an increase of R$77.1 million, or 58.6%, compared to our Adjusted Profit of R$131.5 million for the year ended December 31, 2020.
Non-GAAP
Financial Measures and Reconciliations
This annual report presents our FRE, FRE Margin, Adjusted FRE, Adjusted FRE Margin, PRE, Adjusted PRE, Distributable Earnings, Adjusted Distributable Earnings, Adjusted Profit for the year and Adjusted Profit Margin for the year, as well as Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related
dividends, and Dividends to Partners excluding unrealized performance fee-related
dividends (each as explained in the footnotes to the table below), which are non-GAAP
financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors. A non-GAAP
financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP
financial measures, and on the limits of using these
non-GAAP
financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding
Non-GAAP
Financial Measures.”

		For the Years Ended December 31,
	2021	2021	2020(1)	2019(1)

	(US$)(2)	(R$)
	(in thousands)
Operating profit	43,448	242,460	215,647	183,430
(-) Net revenue from realized performance fees	(8,126)	(45,348)	(29,866)	(45,949)
(-) Net revenue from unrealized performance fees	1,382	7,715	(9,918)	(16,071)
(+) Stock option plan compensation	658	3,670	—	—
(+) Compensation allocated in relation to performance fees	2,509	14,001	6,041	3,091
FRE(3)	39,871	222,498	181,904	124,501
(-) Dividends to Partners, excluding performance fee-related dividends(4)	—	—	(30,474)	(26,365)
Adjusted FRE(3)	39,871	222,498	151,430	98,136
Operating profit	43,448	242,460	215,647	183,430
(-) Net revenue from fund management	(64,702)	(361,070)	(271,266)	(223,808)
(-) Net revenue from advisory	(11,962)	(66,755)	(28,842)	(10,889)
(+) Personnel expenses and profit sharing	28,259	157,697	74,373	62,536
(+) Other general and administrative expenses	11,702	65,301	49,872	50,751
(-) Compensation allocated in relation to performance fees	(2,509)	(14,001)	(6,041)	(3,091)
PRE(5)	4,235	23,632	33,743	58,929
(-) Dividends to Partners related to performance fees(4)	—	—	(7,156)	(15,579)
Adjusted PRE(5)	4,235	23,632	26,587	43,350
Profit for the year	37,383	208,615	169,154	155,632
(-) Net revenue from unrealized performance fees	1,382	7,715	(9,918)	(16,071)
(+) Income tax from unrealized performance fees	(159)	(890)	1,144	1,853
(+) Compensation allocated in relation to unrealized performance fees	(490)	(2,733)	1,074	1,289
(-) Unrealized gain from investment income	2,616	14,598	(6,209)	(11,368)
(+) Income taxes on unrealized gain from investment income	(476)	(2,658)	2,111	3,865
(+) Stock option plan compensation	658	3,670	—	—
(+) Depreciation and amortization(6)	702	3,917	4,642	—
Distributable Earnings(7)	41,615	232,234	161,998	135,200
(-) Dividends to Partners, excluding unrealized performance fee-related dividends(4)	—	—	(34,737)	(37,538)
Adjusted Distributable Earnings(8)	41,615	232,234	127,261	97,662
Profit for the year	37,383	208,615	169,154	155,632
(-) Dividends to Partners(4)	—	—	(37,630)	(41,944)
Adjusted Profit for the year(9)	37,383	208,615	131,524	113,688

(1)
This annual report presents our Adjusted FRE, Adjusted FRE Margin, Adjusted PRE, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year, Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related
dividends, and Dividends to Partners excluding unrealized performance fee-related
dividends, which are
non-GAAP
financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors. However, because, beginning in the year ended December 31, 2021, we no longer pay Dividends to Partners, these non-GAAP
measures are equal to their unadjusted counterparts for the year ended December 31, 2021. See “—Factors Affecting the Comparability of Our Results of Operations” for a description of our historical practice for distributing dividends to our partners.

(2)
For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(3)
Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit, less
(a) net revenue from realized performance fees,
less
(b) net revenue from unrealized performance fees,
plus
(c) stock option plan
plus
(d) compensation allocated in relation to performance fees. Adjusted FRE is calculated as FRE, less
Dividends to Partners, excluding performance
fee-related
dividends.

(4)
See “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of Our Results of Operations” and “Item 8.—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a description of our historical practice for distributing dividends to our partners. Dividends to partners, or Dividends to Partners, represents a portion of total dividends distributed or declared for distribution by Vinci Partners, related to management fees or performance fees. As set forth in the table above, (a) Dividends to Partners related to performance fees are those dividends that are distributed or declared for distribution to partners in connection with performance related to fund outcomes above their respective benchmarks, (b) Dividends to Partners, excluding performance fee-related
dividends are those dividends distributed or declared for distribution to partners other than those related to performance fees, and (c) Dividends to Partners, excluding unrealized performance fee-related
dividends are dividends that are distributed or declared for distribution to partners other than dividends for which performance fees are not yet recognized as realized performance fee-related
dividends under the relevant accounting criteria (i.e., it is not yet highly probable that the amount of revenue related to such fees will not be changed in the income statement).

The following table presents a reconciliation of each of Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related
dividends, Dividends to Partners, excluding unrealized performance fee-related
dividends and Dividends to Partners to the amount of dividends we report in our financial statements.

	For the Year Ended December 31,
	2021(a)	2021(a)	2020	2019

	US$	(R$)
	(in thousands)
Dividends paid	45,867	255,963	176,287	76,226
(-) Dividends not related to management fees or performance fees(b)	(45,867)	(255,963)	(138,657)	(34,282)
Dividends to Partners	—	—	37,630	41,944
Dividends to Partners	—	—	37,630	41,944
(-) Management fee-related dividends(c)	—	—	(30,474)	(26,365)
Dividends to Partners related to performance fees	—	—	7,156	15,579
Dividends to Partners	—	—	37,630	41,944
(-) Dividends related to performance fees dividends	—	—	(7,156)	(15,579)
Dividends to Partners, excluding performance fee-related dividends	—	—	30,474	26,365
Dividends to Partners	—	—	37,630	41,944
(-) Unrealized performance fee-related dividends	—	—	(2,893)	(4,406)
Dividends to Partners, excluding unrealized performance fee-related dividends	—	—	34,737	37,538

(a)
Beginning in the year ended December 31, 2021, we no longer pay Dividends to Partners, these non-GAAP
measures are no longer presented. See “—Factors Affecting the Comparability of Our Results of Operations” for a description of our historical practice for distributing dividends to our partners.

(b)	Dividends not related to management fees or performance fees are dividends paid to our partners in relation to their participation in the company.
(c)	Management fee-related dividends are the share of our total Dividends to Partners calculated based on the level of net revenue from fund management and from financial advisory services.
(5)
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

(6)
Depreciation and amortization is a
non-cash
expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020 and future periods. Our Adjusted Distributable Earnings for the year ended December 31, 2019 would have been R$103.6 million if we included the depreciation and amortization for our calculation of Distributable Earnings. Our Distributable Earnings would have been R$141.2 million for the year ended December 31, 2019.

(7)
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
plus
(f) stock option plan,
plus
(g) depreciation and amortization.

(8)	Adjusted Distributable Earnings is calculated as Distributable Earnings, less Dividends to Partners, excluding unrealized performance fee-related dividends.
(9)
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
We believe that the following factors have driven and are expected to continue to drive our future performance and ability to realize a favorable return on investments:

•
Our ability to obtain superior risk-adjusted returns in the long term to meet our clients’ objectives. We must provide differentiated investment strategies for our clients reflecting: (1) a long-term vision to preserve investor capital and provide optimal risk-adjusted returns; (2) an established investment decision-making framework in each of our strategies; (3) operational and cost optimization initiatives (mainly in in our private equity strategy) to help businesses execute their growth strategies; (4) efficient capital allocation; and (5) product enhancement through innovation and outside the box solutions.

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

•
Our ability to launch innovative investment products in Brazil, such as Listed Infrastructure Mutual Funds (
Fundos de Investimento em Participações em Infraestrutura
) and Brazilian REITs (
Fundo de Investimento Imobiliário
), which has reinforced our brand in the listed funds market;

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

Even though the above-listed factors may vary depending on strategy, our ability to deploy capital and seek investment opportunities has proven consistent. Our products have passed through international crises, national economic recessions, and political instability; even in the face of these challenges, we have been able to offer differentiated investment opportunities resulting in favorable returns for our investors. We expect to replicate this model, extending our successful track record into the future.
Brazilian Macroeconomic Environment
Our business is impacted by overall market activity and, in particular, market flows, trading prices and trading volume. While our business is impacted by the overall activity of the market and certain market volatility, this impact is mitigated by (1) the fact that our long-term funds (which comprise 47% of our AUM as of December 31, 2021) are close-ended funds with lock-up
periods of up to 15 years or even perpetual in the case of our listed real estate products and quasi-perpetual in the case of our infrastructure products, (2) most of our customers are qualified investors (as defined under CVM rules), institutional clients or investors outside of Brazil that allocate a portion of their capital in emerging markets.
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
Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/
real
exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019

	(in percentages, except as otherwise indicated)
Real growth (contraction) in GDP(1)	4.6	(4.1)	1.4
Inflation (IGP-M)(2)	17.8	23.1	7.3
Inflation (IPCA)(3)	10.1	4.5	4.3
Long-term interest rates—TJLP/TLP (average)(4)	6.1	4.9	6.2
CDI interest rate (average)(5)	4.4	2.9	5.9
Period-end exchange rate / R$ per US$1.00	5.58	5.20	4.03
Average exchange rate / R$ per US$1.00(6)	5.40	5.16	3.95
Appreciation (depreciation) of the real vs. US$ in the period(7)	(7.4)	(22.5)	(4.0)

Sources
: FGV, IBGE, IPEA, Central Bank, BNDES and Bloomberg.

(1)	Average of the last four quarters compared to the previous four quarters. Most recent GDP data available as of December 31, 2021.

(2)	Inflation (IGP-M) is the general market price index measured by the FGV.

(3)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(4)	TJLP/TLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(5)	The CDI ( certificado de depósito interbancário ) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).

(6)	Average of the exchange rate on each business day of the year.

(7)	Comparing the U.S. dollar closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
The Brazilian basic interest rate, known as the SELIC rate, fell from a nominal 14.25% per year to as low as 2.0% until March 2021. With global economic recovery currently underway, and as a result of disruptions in global supply chains, commodity prices and other increased significantly in 2021, leading to a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC rate throughout 2021 to 9.75% as of December 31, 2021, in an attempt to curb rising inflation, which, as measured by the IPCA, came in at 10.1% for the year ended December 31, 2021. Additional increases are expected in 2022, and the market priced-in
a more aggressive adjustment with an expected SELIC rate at 13.0% as of December 31, 2022 according to the Brazilian Central Bank’s
Focus
report of March 25, 2022. Brazil has already fully removed all monetary easement measures introduced after the outbreak of the COVID-19 pandemic. With current real interest rates floating at approximately 7% (discounting expected future inflation), flows into alternative assets are poised to gain strength as monetary policy moves back to neutral in the future. The following chart shows the historical and expected evolution of the SELIC rate for the periods indicated.

Source
: IBGE, Boletim Focus as of March 25, 2022 (Central Bank).
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
We are seeing a stabilization of the interest rates at a healthy level in the medium term, which reassures our capabilities to raise capital and continue to grow our AUM. Despite the short-term hike in interest rates, our platform has not experienced material redemptions due to a stickier investor base with long-term proprietary relationships across all our segments. Our Liquid Strategies segment, which is most subject to short term volatility segment, has 92% of its AUM coming from proprietary relationships with institutional and HNWI clients. Close relationship with our clients is an important asset in tougher macroeconomic scenarios.
The recent hike in interest rates presents an opportunity within our credit segment to enhance portfolios returns and attract more capital towards fixed income products. Our team has vast experience and is well positioned to take advantage of the current scenario. We have two relevant products within the segment in development, VCS and Vinci Debentures Infra. VCS is focused on acquiring MBS and began its IPO registration proceedings in February 2022. Vinci Debentures Infra is a closed-end
fund focused on acquiring high grade incentivized debentures. This product already has an approved anchored institutional investor to seed the product in its first close. We believe both products can benefit from the recent environment, enabling us to grow our AUM.
As far as internal factors impacting our AUM growth, an increased number of listings of private mutual funds in the public markets in Brazil has also driven AUM growth over the last few years. From a capital raising perspective, publicly listed mutual funds in Brazil operate as if they were companies. We have carried out several IPOs and follow-on
offerings for our real estate funds and an IPO for an infrastructure fund. Our current listed funds provide investors with dividend distributions. We believe that we can expand our products and launch new strategies via listed funds. We also believe the share of investment from Brazilian institutional investors in listed funds, which is currently low, can increase significantly in the coming years, which should continue to support the potential growth in this asset class.
An additional opportunity in the REITs market is pay
in-kind
transactions. With recent rise in interest rates, the REITs market suffered a relevant depreciation, decreasing investors’ appetite for follow-on
offerings and IPOs. In order to enhance AUM growth, we were able to close innovative new share swap transactions with asset sellers, where we exchanged fund quotas for quality assets. We made these transactions within our shopping mall and office REITs, which accounted for approximately R$580 million in fundraising. These transactions showcase our capability to raise capital even with more challenging market scenarios.
The AUM from our pension products has grown from approximately R$8.5 million in December 2015, to approximately R$2.2 billion as of December 31, 2021. With the approval of the Brazilian social security reform in 2020, we expect increased capital flows within this asset class in the coming years, as we believe that demand is growing for long-term investment products with tax incentives.
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

We expect AUM growth trends to remain favorable in the short and medium terms, with the enhancement of our products, historical returns from our funds, and the strengthening of our relationships with our current and new investors.
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

•
A highly competitive selection process. In 2021, we received over 2,000 resumes from candidates applying for a position with Vinci Partners. Of those candidates, our HR team selected and interviewed over 350 candidates for 38 positions, which represents an average of six candidates interviewed per slot and 35 applications per slot.

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

•
Competitive annual bonuses (equivalent to 87% of total compensation for non-partner
employees, on average, for the year ended December 31, 2021) that reflect on our employees’ contribution to our results in the relevant year. We provide comprehensive feedback annually as part of the determination of each employee’s variable compensation.

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

•
We carry out annual modular training through our senior specialist employees in an effort to develop our back-office collaborators and motivate them to assume front-office roles. We have named this project “Vinci University.”

We have implemented a Long-Term Incentive Plan for eligible employees, and expect that this will further enhance our ability to retain talent and promote our meritocratic culture. In 2021, we approved a stock option compensation program for eligible employees, and, in 2022, our board also approved a Restricted Shares Plan for eligible employees, which enhance our ability to retain talent and promote our meritocratic culture. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
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
In recent years, we have increased our footprint on digital platforms. We are currently present on 25 digital platforms that distribute our products to retail investors. We view digital channels as a significant opportunity for growth, as retail investors utilize mainly digital platforms to access alternative products, such as public equities, real estate, infrastructure, credit, hedge funds, and open-end
pension products.
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
In 2021, we launched a new branding project targeting domestic investors to raise brand awareness. This project resulted in our first marketing campaign, built upon the pillar “reputation is the best investment.” The campaign was launched in all major media outlets and boosted our brand’s recognition. Our ultimate goal is to place ourselves as a leading alternative asset management brand in Brazil, increasing retail investors’ appetite for our products. Our distributions teams will work closely with investors to make the most of the campaign.
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
Foreign Exchange Rates
We manage funds that charge management and performance fees in U.S. dollars. Some of these funds are also invested in U.S. dollar assets through our investment products and solutions strategy; however, most of the capital raised by these funds is invested in Brazil through our private equity funds.
In these funds, although return hurdles and fees are in U.S. dollars, the capital is invested in companies that generate most of their cash flow in Brazilian reais
, which presents a structural currency mismatch. This mismatch could affect our ability to generate carry in our U.S. dollar-based funds, given that extremely volatile exchange rate fluctuations can impair fund returns in U.S. dollars. Our private equity team has designed strategies to mitigate our exposure to the exchange rate risk associated with this structure.
As of December 31, 2021, approximately R$9.5 billion of our AUM, or 16.5%, was related to funds that are raised in U.S. dollars but invested in Brazilian reais
.
Taxes and Potential Changes in Tax Laws and Interpretations
We conduct our business, including transactions within the group, in accordance with our interpretation and understanding of applicable tax laws and treaties or other regulations, and the requirements of the tax authorities in applicable jurisdictions. There can be no assurance that our interpretation of applicable laws, regulations, case laws or practices have been, or will continue to be correct, or that such laws, regulations, case laws or practices will not be amended, possibly with retroactive effect. Potential amendments of applicable tax laws and treaties or other regulations, and the requirements of relevant tax authorities may impact our profits and cash flows.

Factors Affecting the Comparability of our Results of Operations
Prior to our initial public offering, and in accordance with the by-laws
of Vinci Partners Brazil, dividends were historically distributed by Vinci Partners Brazil based on the resolution of the partners. Therefore, dividends could be distributed on a disproportional basis among our quotaholders of Vinci Partners Brazil. On an annual basis, Vinci Partners Brazil’s partners determined the amount of dividends to be paid to each quotaholder. This practice was consistent with similar companies in our industry in Brazil that are limited liability companies.
Following the Contribution and our initial public offering, however, and beginning in the year ended December 31, 2021, our partners’ entire compensation will be classified as personnel expenses and profit sharing. This change increased our personnel expenses in the year ended December 31, 2021 and may continue to increase such expenses in future periods. As a result, our results of operations for the year ended December 31, 2021 and for future periods will not be comparable to our results of operations for the year ended December 31, 2020 and preceding fiscal years.
Description of Management Fees
Generally, we charge management fees as a flat percentage of the AUM of the respective fund. However, for the listed real estate funds that we manage, the percentage charged as a management fee may be reduced due to increases in the amount of AUM of the respective fund.
For our flagship Vinci Capital Partners or VCP funds, during the investment periods of such funds, management fees are charged against committed capital for both U.S. dollar-denominated and real
-denominated funds. Once the investment period ends, the U.S. dollar-denominated funds charge management fees against invested capital, while the real
-denominated funds charge management fees against net asset value. This distinction between U.S. dollar-denominated funds and real
-denominated funds applies only to management fees. Performance fees are calculated on the basis as described.
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
of the respective fund, and performance fees are charged based on the accrued performance in such six-month
period, after which the measurement window is reset.

•	The performance fees shall be calculated based on net asset value and may consider any distribution for shareholders in the calculation.

•
At the date of calculation of the performance fee, we compare the net asset value per quota against either (1) the net asset value per quota as of the date that the performance fee was last charged or (2) the net asset value as of the fund inception date; in either case the net asset value per quota must always be updated by the corresponding benchmark.

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
For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees every six months based on the performance of the fund above the relevant benchmark. For hedge funds and credit funds, performance fees are generally benchmarked to the
Certificado de Depósito Interbancário
, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the
Índice Nacional de Preços ao Consumidor Amplo
, or IPCA, plus a fixed real interest rate or a market index such as
Índice de Mercado Anbima Subíndice B
, or
IMA-B.
For equity funds, the benchmark varies according to the strategy. For our “long only” and “long-biased” strategies, our performance fees are tied to the IBOVESPA index, for the dividend strategies, performance fees are tied to the IDIV index, and for our small cap funds we use the SMLL index (
Índice Small Cap
) published by the B3.
For the closed-ended funds focused on value generation, both Brazilian funds (those denominated in real
) and foreign funds (those denominated in U.S. dollars) pay performance fees to Vinci Partners. The waterfall and catch-up
mechanisms are similar, except that: (1) U.S. dollar-denominated funds have a preferred return of 8% and pay performance against nominal capital contributions; and (2)
 real
-denominated funds have a preferred return of IPCA
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
Personnel expenses and profit sharing
Personnel expenses and profit sharing is composed of the total compensation (including salary and profit sharing) paid to our employees.
Other general and administrative expenses
Other general and administrative expenses is made up of third-party expenses, depreciation and amortization, travel and representations, marketing expenses, administrative fees, non-operating
taxes, third-party consultants’ fees, such as legal and accounting, and office consumables. See note 16 to our audited consolidated financial statements.
Investment income
Investment income is income from proprietary investments made by us in our own investment products and income generated through investments made with our cash and cash equivalents. See note 17 to our audited consolidated financial statements.
Other financial income
Other financial income include sublease agreements and foreign currency fluctuations. See note 17 to our audited consolidated financial statements.

Finance costs
Finance costs include lease agreements, bank fees, investment losses, tax fines, interest on taxes and expense from foreign currency fluctuations. See note 17 to our audited consolidated financial statements.
Income taxes
Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. Some subsidiaries are taxed on an actual taxable profit regime, while others are taxed based on deemed profit. See 18 to our audited consolidated financial statements.
Results of Operations of Vinci Partners
Consolidated Results of Operations for the Year Ended December 31, 2021, compared to the Year Ended December 31, 2020

	For the Year Ended December 31,		Variation (%)
	2021	2020

	(R$ thousands, except for percentages)
Gross revenue from services rendered	496,036	359,236	38.1%
Net revenue from services rendered	465,458	339,892	36.9%
General and administrative expenses	(222,998)	(124,245)	79.5%
Operating profit	242,460	215,647	12.4%
Investment income	27,982	9,066	208.6%
Other financial income	529	984	(46.2)%
Finance costs	(13,129)	(13,097)	0.2%
Profit before income taxes	257,842	212,600	21.3%
Income taxes	(49,227)	(43,446)	13.3%
Profit for the year	208,615	169,154	23.3%
Net profit margin (%)	44.8%	49.8%	(9.9)%
Net revenue from services rendered
Net revenue from services rendered for the year ended December 31, 2021 totaled R$465.5 million, a 36.9% increase from R$339.9 million for the year ended December 31, 2020. This R$125.6 million increase was primarily attributable to:

(1)	a R$89.8 million, or 33.1%, increase in net fund management fees, due primarily to:

(a)	a R$33.7 million, or 73.0%, increase in net revenue from management fees related to our IP&S segment, which was driven by a net inflow from new exclusive mandates;

(b)
a R$30.8 million, or 18.8%, increase in net revenue from management fees related to our Private Markets segment, due primarily to additional long-term capital raised for our real estate and infrastructure strategies;

(c)
a R$25.3 million, or 41.2%, increase in net revenue from management fees in our Liquid Strategies segment, primarily due to the end of our revenue sharing agreement with GAS Investimentos in 2021, which positively impacted our average management fee rate, as partially offset by a decrease in AUM caused by market volatility;

(2)	a R$37.9 million, or 131.5%, increase in advisory fees as a result of stronger deal activity in 2021;

(3)	a R$2.2 million, or 5.4%, decrease in net performance fees, primarily due to:

(a)	a R$9.8 million decrease in performance fees in our Private Markets segment; and

(b)	partially offset by a R$8.6 million increase in performance fees in our IP&S segment.
General and administrative expenses
The following table sets forth our general and administrative expenses for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,		Variation (%)
	2021	2020

	(R$ thousands, except for percentages)
Personnel and profit sharing (bonus)	(154,027)	(74,373)	107.1%
Stock option plan	(3,670)	—	—
Third-party expense	(38,891)	(24,651)	57.8%
Right of use depreciation	(9,812)	(8,586)	14.3%
Depreciation and amortization	(3,917)	(4,642)	(15.6)%
Travel and representations	(1,271)	(933)	36.2%
Other operating expenses	(11,410)	(11,060)	3.2%

Total general and administrative expenses	(222,998)	(124,245)	79.5%

General and administrative expenses totaled R$223.0 million for the year ended December 31, 2021, a R$98.8 million, or 79.5% increase, from R$124.2 million for the year ended December 31, 2020, primarily attributable to:

(1)
a R$79.7 million, or 107.1%, increase in personnel expenses related to: (a) a R$16. 9 million increase in personnel expenses in connection with new recurring costs after our IPO (changes to our compensation structure and board and support team hiring) and the growth in our head count; and (b) the effects of our profit-sharing plan following the growth in our results of operations during this period, and

(2)
a R$14.2 million, or 57.8%, increase in third-party expenses primarily related to: (a) our new branding project; (b) new recurring costs after our IPO; and (c) other services related to the development of our businesses, and

(3)	a R$3.7 million expense for the stock option plan adopted after our IPO.
The comparability between our general and administrative expenses for the years ended December 31, 2021 and 2020 would be improved by adding Dividends to Partners for the year ended December 31, 2020, in the amount of R$37.6 million, to our “personnel and profit sharing (bonus)” expense, given that, beginning in the year ended December 31, 2021, Dividends to Partners will no longer be paid and our partners’ entire compensation will be classified as personnel expenses and profit sharing. With this adjustment, our general and administrative expenses for the year ended December 31, 2021 would have increased R$61.1 million, or 37.8%, from an adjusted general and administrative expenses of R$161.9 million for the year ended December 31, 2020. See “—Factors Affecting the Comparability of Our Results of Operations” regarding our historical activity related to distributing dividends to our partners until 2020.
Operating profit
As a result of the foregoing, operating profit totaled R$242.5 million for the year ended December 31, 2021, an increase of R$26.8 million, or 12.4%, from R$215.6 million for the year ended December 31, 2020. As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our operating profit for the year ended December 31, 2021 would have increased by R$64.4 million, or 36.2%, from R$178.0 million for the year ended December 2020.

Finance profit (loss), net
Finance profit (loss), net recorded a profit of R$15.4 million for the year ended December 31, 2021, an increase of R$18.4 million from a loss of R$3.0 million for the year ended December 31, 2020, driven primarily by:

(1)
an increase of R$19.1 million, or 216.8%, in investment income and losses, driven primarily from the increase in investments as result of the use of IPO proceeds and from gains in the portfolios of our liquid funds and general partner investments in proprietary private market funds; and

(2)	offset by a decrease of R$0.6 million in foreign currency fluctuations.
Income taxes
Income tax expense totaled R$49.2 million for the year ended December 31, 2021, with an effective tax rate of 20%, an increase of R$5.8 million, or 13.3%, compared to R$43.4 million for the year ended December 31, 2020, with an effective tax rate of 19%. This increase was primarily attributable to an increase in taxable income for the period.
Profit for the year
As a result of the foregoing, profit totaled R$208.6 million for the year ended December 31, 2021, an increase of R$39.5 million, or 23.3%, from R$169.2 million on the same period of the last year. As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our profit for the year ended December 31, 2021 would have increased by R$77.1 million, or 58.6%, from R$131.5 million for the year ended December 2020.
Segment Results of Operations for the Year Ended December 31, 2021, compared to the Year Ended December 31, 2020

	For the Year Ended December 31, 2021
	Private Markets	Liquid Strategies	IP&S	Advisory	Corporate Center	Total

	(R$ thousands)
Gross revenue from services rendered	216,609	106,308	106,290	66,829	—	496,036

Fund Advisory fee	6,178	—	59	66,829	—	73,066
Fund Management fee	205,162	95,441	83,718	—	—	384,321
Fund Performance fee	5,269	10,867	22,513	—	—	38,649
Taxes and contributions	(11,488)	(9,108)	(4,202)	(5,780)	—	(30,578)
Net revenue from services rendered	205,121	97,200	102,088	61,049	—	465,458

Fund Advisory fee	5,653	—	53	61,049		66,755
Fund Management fee	194,484	86,786	79,800			361,070
Fund Performance fee	4,984	10,414	22,235			37,633
(-) General and administrative expenses	(45,118)	(26,313)	(28,258)	(12,513)	(110,796)	(222,998)

Operating profit	160,003	70,887	73,830	48,536	(110,796)	242,460

	For the Year Ended December 31, 2020
	Private Markets	Liquid Strategies	IP&S	Advisory	Corporate Center	Total

	(R$ thousands)
Gross revenue from services rendered	189,352	76,578	62,968	30,338	—	359,236

Fund Advisory fee	1,096	—	135	30,338	—	31,569
Fund Management fee	172,573	64,736	48,489	—	—	285,798
Fund Performance fee	15,683	11,842	14,344	—	—	41,869
Taxes and contributions	(9,859)	(3,821)	(3,040)	(2,624)	—	(19,344)

Net revenue from services rendered	179,493	72,757	59,928	27,714	—	339,892
Fund Advisory fee	1,004	—	124	27,714		28,842
Fund Management fee	163,688	61,444	46,134			271,266
Fund Performance fee	14,801	11,313	13,670			39,784
(-) General and administrative expenses	(22,603)	(9,309)	(10,789)	(3,012)	(78,532)	(124,245)

Operating profit	156,890	63,448	49,139	24,702	(78,532)	215,647

Private Markets
Net revenue from services rendered
Net revenue from services rendered in our Private Markets segment for the year ended December 31, 2021 was R$205.1 million, an increase of R$25.6 million, or 14.3%, from R$179.5 million for the year ended December 31, 2020, driven primarily by: (1) new launches in our real estate and infrastructure strategies and the follow-on
offerings in REITs and VIGT; and (2) final close of VIR IV in the private equities strategy
General and administrative expenses
General and administrative expenses in our Private Markets segment for the year ended December 31, 2021 was R$45.1 million, an increase of R$22.5 million, or 99.6%, from R$22.6 million for the year ended December 31, 2020. This increase was primarily driven by: (1) an increase of R$3.1 million in personnel expenses related to the growth of our headcount and the change in our compensation structure following our IPO; (2) a R$1.7 million expense for the stock option plan adopted after our IPO; (3) an increase of R$14.7 million in profit sharing; and (4) by third-party service expenses of R$2.5 million.
As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our general and administrative expenses for the year ended December 31, 2021 would have increased by R$11.2 million, or 33.0%, from R$33.9 million for the year ended December 31, 2020.
Operating profit
As a result of the foregoing, operating profit in our Private Markets segment for the year ended December 31, 2021 was R$160.0 million, an increase of R$3.1 million, or 2.0%, from R$156.9 million for the year ended December 31, 2020. As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our operating profit for the year ended December 31, 2021 would have increased by R$14.4 million, or 9.9%, from R$143.6 million for the year ended December 31, 2020.
Liquid Strategies
Net revenue from services rendered
Net revenue from services rendered in our Liquid Strategies segment for the year ended December 31, 2021 was R$97.2 million, an increase of R$24.4 million, or 33.6%, from R$72.8 million for the year ended December 31, 2020, driven by an increase of R$25.3 million in management fees driven by the end of the revenue sharing agreement with GAS Investimentos in 2021 which positively impacted our average management fee rate. The increase was partially offset by a decrease of R$0.9 million in performance fees caused by market volatility.
General and administrative expenses
General and administrative expenses in our Liquid Strategies segment for the year ended December 31, 2021 was R$26.3 million, an increase of R$17.0 million, or 182.7%, from R$9.3 million for the year ended December 31, 2020. This increase was primarily driven by: (1) an increase of R$2.6 million in personnel expenses related to the growth of our headcount and the change in our compensation structure following our IPO; (2) a R$0.3 million expense for the stock option plan adopted after our IPO; and (3) an increase of R$14.9 million in profit sharing.
As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our general and administrative expenses for the year ended December 31, 2021 would have increased by R$11.1 million, or 73.1%, from R$15.2 million for the year ended December 31, 2020.
Operating profit
As a result of the foregoing, operating profit in our Liquid Strategies segment for the year ended December 31, 2021 was R$70.9 million, an increase of R$7.5 million, or 11.7%, from R$63.4 million for the year ended December 31, 2020. As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our operating profit for the year ended December 31, 2021 would have increased by R$13.3 million, or 23.2%, from R$57.6 million for the year ended December 31, 2020.

IP&S
Net revenue from services rendered
Net revenue from services rendered in our IP&S segment for the year ended December 31, 2021 was R$102.1 million, an increase of R$42.2 million, or 70.4%, from R$59.9 million for the year ended December 31, 2020, driven by an increase of R$33.7 million, or 73.0% in management fee revenues (as a result of the growth of our AUM) and an increase of R$8.6 million, or 62.7%, in performance fee revenues. This growth was offset by a decrease of R$0.1 million in advisory fees.
General and administrative expenses
General and administrative expenses in our IP&S segment for the year ended December 31, 2021 was R$28.3 million, an increase of R$17.5 million, or 161.9%, from R$10.8 million for the year ended December 31, 2020. This increase was primarily driven by: (1) an increase of R$1.2 million in personnel expenses related to the growth of our headcount and the change in our compensation structure following our IPO; (2) a R$0.6 million expense for the stock option plan adopted after our IPO; (3) an increase of R$15.0 million in profit sharing; and (4) by third-party service expenses of R$0.7 million.
As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our general and administrative expenses for the year ended December 31, 2021 would have increased by R$12.4 million, or 77.6%, from R$15.9 million for the year ended December 31, 2020.
Operating profit
As a result of the foregoing, operating profit in our IP&S segment for the year ended December 31, 2021 was R$73.8 million, an increase of R$24.7 million, or 50.2%, from R$49.1 million for the year ended December 31, 2020. As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our operating profit for the year ended December 31, 2021 would have increased by R$29.8 million, or 67.7%, from R$44.0 million for the year ended December 31, 2020.
Financial advisory
Net revenue from services rendered
Net revenue from services rendered in our financial advisory segment for the year ended December 31, 2021 was R$61.0 million, an increase of R$33.3 million, or 120.3%, from R$27.7 million for the year ended December 31, 2020, which was primarily driven by stronger deal activity in 2021.
General and administrative expenses
General and administrative expenses in our financial advisory segment for the year ended December 31, 2021 was R$12.5 million, an increase of R$9.5 million, or 315.4%, from R$3.0 million for the year ended December 31, 2020, which was driven primarily by an increase of R$8.2 million in profit sharing consistent with the growth in our revenue. As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our general and administrative expenses for the year ended December 31, 2021 would have increased by R$4.5 million, or 55.7%, from R$8.0 million for the year ended December 31, 2020.
Operating profit
As a result of the foregoing, operating profit in our financial advisory segment for the year ended December 31, 2021 was R$48.5 million, an increase of R$23.8 million, or 96.5%, from R$24.7 million for the year ended December 31, 2020. As adjusted by adding Dividends to Partners for the year ended December 31, 2020 to our general and administrative expenses, our operating profit for the year ended December 31, 2021 would have increased by R$28.9 million, or 146.7%, from R$19.7 million for the year ended December 31, 2020.

Year Ended December 31, 2020, compared to the Year Ended December 31, 2019
For a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” of our annual report on Form
20-F
for the year ended December 31, 2020.
B. Liquidity and Capital Resources
Cash Flows
As of December 31, 2021, we had R$102.6 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.
The following table shows the generation and use of cash for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019

	(R$ thousands)
Cash Flow Data
Net cash flows from operating activities	288,692	195,326	132,342
Net cash flows from (used in) investing activities	(1,319,972)	75,312	(39,846)
Net cash flows from (used in) financing activities	1,048,024	(193,549)	(100,434)
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
Net cash flow from operating activities
Our net cash flows from operating activities was R$288.7 million in the year ended December 31, 2021, an increase of R$93.4 million, or 47.8%, from net cash flows from operating activities of R$195.3 million in the year ended December 31, 2020. Cash inflows for the year ended December 31, 2021 increased R$123.3 million primarily due to: (1) an increase of R$55.8 million in labor and social security obligations due to an accrual for profit sharing expenses, as a result of a change in our dividends distribution policy; (2) a growth of R$33.0 million in profit before income taxes adjusted by non-cash
effects; (3) an increase in other assets of R$15.3 million, as a result of the collection of payments made in advance for projects in progress and transaction costs transferred to shareholders equity as a result of the IPO process, and (4) an increase in accounts receivables of R$12.6 million, primarily due to the realization of performances fees, previous recognized as unrealized performance fees in past years. This increase was primarily offset by an increase of R$27.0 million in income taxes paid.
Net cash used in investing activities
Our net cash flows used in investing activities was R$1,320.0 million in the year ended December 31, 2021, a variation of R$1,395.3 million from net cash flows from investing activities of R$75.3 million in the year ended December 31, 2020, primarily driven by the investment of proceeds from our IPO.
Net cash flows from financing activities
Our net cash flows from financing activities was R$1,048.0 million in the year ended December 31, 2021, an increase of R$1,241.6 million, from net cash flows used in financing activities of R$193.5 million in the year ended December 31, 2020, primarily due to R$1,392.4 million in proceeds from our IPO. This increase was partially offset by: (1) an increase of R$79.7 million in dividends paid to our partners; (2) payments related to the acquisition of treasury shares in the amount of R$50.8 million; and (3) transaction costs of R$19.1 million in connection with our IPO process.

For a discussion of our cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” of our annual report on Form
20-F
for the year ended December 31, 2020.
Indebtedness
As of December 31, 2021, we had R$85.5 million (discounted) in lease liabilities. The following is a description of our material indebtedness as of the date of this annual report:
Lease liabilities
Lease liabilities were initially measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. As of December 31, 2021, we leased three offices with a remaining payment of R$85.5 million (discounted) under leases expiring within two to nine years.
The following is a summary of our remaining lease payments (discounted) as of December 31, 2021:

	Payments Due By Period as of December 31, 2021
	Total	Less than one year	1-3 years	3-5 years	More than five years

	(R$ millions)
Lease obligations	(85.5)	(22.3)	(33.7)	(15.1)	(14.4)

Total	(85.5)	(22.3)	(33.7)	(15.1)	(14.4)

The balances presented in the table above comprise the future obligations evaluated by discounted cash flow as of December 31, 2021.
Capital Expenditures
In the years ended December 31, 2021, 2020 and 2019, we made capital expenditures of R$3.1 million, R$2.0 million and R$1.7 million, respectively. Total capital expenditures as a percentage of revenue from services rendered were 0.7% in the year ended December 31, 2021, 0.6% in 2020 and 0.6% in 2019. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure.
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
C. Research and Development, Patents and Licenses, Etc.
See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”
D. Trend Information
Our Market
Brazil is a large and attractive market for financial services. The country has the 6 th
largest population and the 9th largest economy in the world with 211 million people and a GDP of US$1.5 trillion as of 2020, according to the World Bank. According to data published by the Central Bank, real GDP expanded 1.3% during 2017, 1.8% during 2018, 1.4% during 2019 and decreased 4.1% during 2020. In 2021, Brazil posted a strong recovery with a GDP growth of 4.6%, and has rolled back all monetary and fiscal stimuli introduced in response to the
COVID-19
pandemic. Going forward, we believe the path continues to be for constructive macroeconomic environment, supported by a reduction in the rate of inflation, the stabilization of interest rates in real terms and a recovery in consumer and business confidence indicators, which are important to improve the planning horizon of families and companies and increase the medium-term outlook for economic growth. Having rolled back all
COVID-19-related
fiscal and monetary stimuli in 2021, we believe the combination of economic growth and a stabilization of interest rates will create increasingly favorable tailwinds for the asset management industry in the coming years.

Key market challenges—Brazilian market ripe for disruption
The Brazilian asset management industry has been highly inefficient for decades due to high interest rates, which limit the incentives for product development by incumbents and lead to a high concentration of investments in the banking sector, which still represents the majority of institutional and retail investments in Brazil. We believe this has created several important market challenges that create opportunities for disruption: (1) highly concentrated market; (2) bureaucratic, asset-heavy infrastructures; (3) narrow selection of financial products; (4) promotion of inefficient financial products; (5) high-costs and spreads; and (6) poor customer service.
Key market trends
We believe our market will benefit from several trends that will help provide attractive tailwinds including: (1) increasing demand for financial products; (2) disintermediation of incumbent banks; (3) increasing demand for financial education and information; and (4) favorable and highly aligned regulatory initiatives.
Addressable market opportunities
We believe that we will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and that these trends and market environment have positioned us to continue to penetrate, grow and expand our large addressable market opportunity in the country. Given our leadership, scale, brand, and competitive advantages, we believe we will benefit from and continue to be a catalyst for:
Continued Shift of AUM towards Alternative Investments
—Even with the short-term rise in interest rates, we believe the long-term fundamentals remain strong. Local investors are currently under-allocated to alternative investments in Brazil. Local investors have very little exposure to our Private Markets segment products compared to investor allocation in developed markets, such as Europe and United States. This presents a key opportunity, as we face sparse competition in this segment in Brazil with a considerable addressable market. We will continue to focus on our core capabilities and expertise across high value-added strategies to take advantage of shifts in asset allocation.
Continued Shift of AUM from banks to Independent Investment firms
—Our product offerings and our close relationship with our limited partners set us apart in the competition for fundraising opportunities coming from the shift of investments from traditional banks to independent investment firms.
Increasing Investment Pipeline and Reinvestment Requirements
—Under a renewed growth and political outlook, we expect a significant surge in the investment pipeline to return to the market in coming years, especially in infrastructure. Currently, we expect both state-owned banks and traditional conglomerates to be more constrained to deploy capital due to balance sheet restrictions; thereby creating additional demand for capital to be covered by the broader private markets and less traditional sources of capital.

E.	Critical Accounting Estimates
See notes 2 and 3 to our consolidated financial statements for a description of our critical estimates and accounting judgments and significant accounting policies.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Companies Act.

Board of Directors
As of the date of this annual report, our board of directors is composed of eight members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed such director, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or resignation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.
The following table presents the names, ages and position of the current members of our board of directors.

Name	Age	Position
Gilberto Sayão da Silva	51	Chairman
Alessandro Monteiro Morgado Horta	51	Director
Paulo Fernando Carvalho de Oliveira	51	Director
Lywal Salles Filho	75	Director
Rogério Ladeira Furquim Werneck	73	Director
Ana Marta Horta Veloso	53	Director
Guilherme Stocco Filho	47	Director
Sonia Consiglio	54	Director
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil,
22431-002.
Mr. Gilberto Sayão da Silva is one of our founding partners and the Chairman of our board of directors. He was previously a partner at Banco Pactual and oversaw the areas of investments, corporate finance and hedge funds. From 2006 to 2009, he was the principal executive for UBS Pactual Alternative Investment Management. From 1998 to 2009, he was part of the executive committees of Banco Pactual and UBS Pactual. He studied Electrical Engineering at the Pontifical Catholic University of Rio de Janeiro, or
PUC-Rio.
Mr. Alessandro Monteiro Morgado Horta is one of our founding partners and serves as our CEO and a member of our board of directors. He previously served as vice-president for Banco UBS Pactual and as an executive for UBS Pactual Alternative Investment Management from 2006 to 2009. At Banco Pactual, he served as managing partner, chief operating officer and also led the Long-Term Investments division from 2001 to 2006. He was also a partner of Banco Icatu from 1998 to 2001. He holds a degree in Electrical Engineering from
PUC-Rio.
Mr. Paulo Fernando Carvalho de Oliveira is one of our founding partners and serves as a member of our board of directors. He served as an executive for UBS Pactual Alternative Investment Management from 2006 to 2009. He was also a member of the executive committee of Banco Pactual, where he began his career in the Management Information division. In 1997, he joined the Foreign Exchange division, and was made a partner at the bank in 1998. He holds a degree in Mechanical Engineering from
PUC-Rio.
Mr. Lywal Salles Filho is a member of our board of directors. He has served as vice-president of the Ethics Counsel of ANBIMA, is presently a member of its board, and serves, as well, on the board of directors of Vitru Inc. He was chairman and CEO of UBS AG in Brazil from 2010 to 2013. He previously served as senior managing director of Itaú Unibanco S.A., leading globally Itaú’s private banking operations and its committee for capital markets investments. He also served as chairman of the board of directors of Banco Itaú International and of Itaú Securities in the United States and was the first CEO of Banco Itaú (Suisse) in Zurich, Switzerland. Prior to joining Itaú, Mr. Salles Filho served in several senior roles for Citibank N.A., including as CEO of the Latin American Affluent Clients segment and was the first chairman for Rede. He also worked for 15 years with The Chase Manhattan Bank in Hong Kong, the United States and in Latin America. He holds a bachelor’s degree in Economics and a post-graduate degree in Economics Engineering from the Universidade Federal de Rio de Janeiro and holds a master’s degree in management from Syracuse University, in the United States.
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

Ms. Ana Marta Horta Veloso holds a degree in Economics from UFMG (Universidade Federal de Minas Gerais) and a master’s degree in Economics from UFRJ (Universidade Federal do Rio de Janeiro). She is currently a board member of Rio Energy, a role which she has held since March 2021. She has extensive experience both in the financial and electricity sectors, having been the chief executive officer and investor relations officer of Light S.A. between 2015 and 2017 and again from 2019 to October 2020. She also held the position of officer of Equatorial Energia between 2008 and 2015 and represented Equatorial in the board of directors of its invested companies, such as Cemar, Celpa and Gera Maranhão. In 2018, she served as a consultant for GP Investments and for Credit Suisse Energy Infrastructure Partners. Additionally, she was a board member and a member of the Audit Committee and Compensation Committee at Enel/Eletropaulo from 2018 to 2019, a board member and a member of several committees at Light from 2006 to 2010, a board member at Light from 2015 to 2017 and at Equatorial Energia from 2006 to 2008. She also was a representative of BNDES on the boards of directors of Acesita, Klabin, Vale, Valepar, and Globo Cabo (Net/Claro). She worked at BNDES between 1992 and 2005 and at Banco Pactual between 2000 and 2001, when she was on leave from BNDES, and later in Pactual again, between 2006 and 2008.
Mr. Guilherme Stocco Filho has more than 20 years of experience in building up digital businesses and leading corporate transformations. He is responsible for carrying out successful projects in digital banking (Banco Original); startup investments (Domo Invest), mobile and
e-commerce
(Buscapé), internet platforms (Microsoft), and advertising (Te Respondo). Currently, he is member of the boards of directors of TOTVS, Banco Original and Falconi Consultoria. He is also the co-founder
of Squadra Ventures and founder of Hack the Future. He is a frequent presenter on market trends and innovation, and has spoken at more than 120 events in Brazil, Latin America, Canada, the United States, Denmark, and the United Kingdom. He holds a degree in Business Administration from Fundação Armando Alvares Penteado – FAAP (1997) and also presents lectures on innovation at INSPER MBA in São Paulo, Brazil.
Ms. Sonia Consiglio is the current president of the Brazilian Advisory Board for the Global Reporting Initiative, a role which she has held since March 2020, and vice-chair of the Advisory Council for the Disclosure Insight Action (CDP) Latin America, a role which she has held since January 2020. Previously, she served as a director at B3 between 2009 and 2019, having assumed the role of president of the Deliberative Council of the Corporate Sustainability Index (ISE), and as vice-chair and chair of Rede Brasil for UN Global Compact between 2017 and 2019. She also served as director of HR and internal communications and superintendent for BankBoston between 1998 and 2006, as a superintendent of sustainability and institutional communications at Banco Itaú between 2007 and 2009, and as director of social responsibility at Febraban between 2006 and 2009. Ms. Consiglio is a well-acknowledged ESG and corporate communications expert in the financial services industry, having been recognized in 2016 by the United Nations Global Compact as a Sustainable Development Goals (SDG) pioneer, among only ten people in the world. Ms. Consiglio holds a degree in journalism from Faculdade de Comunicação Cásper Líbero (1987).
Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Alessandro Monteiro Morgado Horta (our chief executive officer and a member of our board of directors), with broad experience in the financial services industry.
The following table lists the names, ages and position of our current executive officers:

Name	Age	Position
Alessandro Monteiro Morgado Horta	51	Chief Executive Officer
Bruno Augusto Sacchi Zaremba	47	Chairman of Private Equity and Investor Relations
Sergio Passos Ribeiro	49	Chief Operating Officer and Chief Financial Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business address for our executive officers is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil,
22431-002.
Bruno Augusto Sacchi Zaremba is the chairman of our private equity group and head of our Investor Relations. He is a member of the Board of Directors of the Association for Private Capital Investment in Latin America (LAVCA), as well as of several Vinci portfolio companies, such as Austral, CBO, Domino’s Pizza, Grupo CURA and Vero Internet. Mr. Zaremba is also Chairman of the Board of Directors of Instituto Órizon, a nonprofit organization founded by Vinci Partners and three other alternative asset managers that works with the concept of venture philanthropy as applied to education- and
Brazil-facing
non-governmental
organizations. Mr. Zaremba started his career in 1996 at Banco Pactual, where he worked as a sell side equity research analyst, leading research for banks, beverages, retail, food and tobacco. After becoming partner of Banco Pactual in 2001, he was assigned to lead the bank’s proprietary equity and debt investments in the U.S. Between 2006 and 2009, he worked in UBS Pactual Alternative Investments Management, with a focus in private equity. He joined Vinci Partners in 2009 as a partner, where he has been fully involved with our private equity strategy since the commencement of our operations. Mr. Zaremba holds a bachelor’s degree in Economics from
PUC-Rio,
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
For the years ended December 31, 2021 and 2020, the aggregate compensation expense for our key management personnel (including our executive officers and directors) for services in all capacities was R$21.0 million and R$4.0 million, respectively, which includes both benefits paid in kind and compensation. See note 19(a) to our audited consolidated financial statements included elsewhere in this annual report. We have not historically provided any pension, retirement or similar benefits to our directors or executive officers as part of their compensation and consequently we have not accrued any amounts for pension, retirement and similar benefits for our directors and executive officers.
Employment Agreements
None of our executive officers have entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

Long-Term Incentive Plan
We have implemented a Long-Term Incentive Plan for eligible employees. The Long-Term Incentive Plan governs the issuance of equity incentive awards with respect to our Class A common shares. We expect that the Long-Term Incentive Plan will not exceed 5% of our common shares at any given time. In the first issuance of stock options under the Long-Term Incentive Plan, which was approved by our board of directors on May 2021, we issued stock options to certain eligible employees representing 2.775% of our common shares outstanding. Such options have an exercise price per share equal to US$18.00 (which was the price per share of our Class A common shares sold in our initial public offering), will vest ratably over a period of three years from February 1, 2021. Participants have the right to exercise their vested options for one year as of February 1, 2024.
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
Restricted Shares Plan
We have implemented a Restricted Shares Plan for eligible employees, which was approved by our board of directors on April 4, 2022. The Restricted Shares Plan governs the issuance of equity incentive awards, or RSUs, with respect to our Class A common shares. We expect that the Restricted Shares Plan will not exceed 1.65% of our common shares at any given time. We expect to issue shares to certain eligible employees at no cost. Such shares will vest ratably over a period from one to six years.
If a participant is dismissed by us with cause or voluntarily terminates his or her employment or service relationship with us, the participant will forfeit any right to the unvested shares. If the participant is dismissed by us without cause, the participant shall maintain the right to any outstanding RSU granted in connection with the plan. However, the participant shall only receive shares resulting from such vested RSUs in the original terms provided for in the applicable agreement. In case of the participant’s death or permanent disability, the participant (or his or her heirs) will be entitled to receive all the granted shares, whether or not vested, which will be delivered within 60 days from the applicable event.
Awards of restricted shares are to be settled in shares. The RSUs may not be pledged, assigned or transferred to third parties. The Restricted Shares Plan provides that we may withhold a portion of the restricted shares units to comply with all taxes applicable to the delivery of the restricted shares units to the beneficiary.

C.	Board Practices
Committees of the Board of Directors
Our board of directors has three standing committees: the audit committee, the ESG committee, and the innovation committee. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.
Audit Committee
The members of our audit committee are Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso, Guilherme Stocco Filho and Sonia Consiglio, who assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Ana Marta Horta Veloso serves as chairperson of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate. Ana Marta Horta Veloso is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso, Guilherme Stocco Filho and Sonia Consiglio satisfy the “independence” requirements set forth in Rule
10A-3
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
ESG Committee
The members of the ESG committee are Sonia Consiglio, who is the chairperson, Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Roberto Leuzinger, Patricia Amorim, Julya Wellisch, José Luis Pano and Ana Vitoria Bevilaqua. The ESG committee was established to advise our board of directors on sustainability-related practices based upon three main pillars:

•	Businesses : promoting responsible investments from a business perspective to map and understand material risks as well as opportunities;

•
Promotion (industry and market)
: expand formal commitments to an ESG agenda and actively participate in sectoral associations and interest groups to disseminate knowledge and help strengthen the theme in Brazil; and

•
Culture
 & Practices
: strengthen our ESG culture across all areas of the firm, develop our private social investment policy to maximize our philanthropic efforts, and introduce and support relevant ESG agendas (e.g, climate change; carbon footprint; diversity and inclusion).

Innovation Committee
The members of the innovation committee are Guilherme Stocco Filho, who is the chairperson, Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Lywall Salles Filho, Sergio Passos Ribeiro, Roberto Leuzinger, Ronaldo Buruchovitch, Fernando Lovisotto, Gabriel Felzenszwalb and José Carlos Carvalho.
The innovation committee seeks to foster the creativity and development of Vinci Partners by evaluating which measures should be taken to expand our digital skills, and evaluating cyber risks and measures to minimize them. The innovation committee discusses topics such as big data, artificial intelligence and blockchain, examining how they can be incorporated into Vinci Partners’ business. On a more pragmatic approach, the committee has two main agendas: (i) leveraging big data to support investment decisions and capital allocation, and (ii) use AI/machine learning to improve our distribution efficiency. We believe innovation has a great transformational potential, and, through the automation and optimization of processes, promotes important gains for governance, transparency, and compliance.
Board Diversity
The following matrix outlines the gender identity and the demographic background of the members of our board of directors in accordance with the Nasdaq rules to which we are subject:

Board Diversity Matrix (as of December 31, 2021)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors:	2	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	—
LGBTQ+:	—
Did not Disclose Demographic Background:	—

D. Employees
As of December 31, 2021, 2020 and 2019, we had 244, 215 and 177 full-time employees, respectively. As of December 31, 2021, all our employees were based in our offices in São Paulo, Rio de Janeiro, Recife and New York City.
The table below breaks down our full-time personnel by function as of December 31, 2021:

Function	Number of Employees	% of Total
Investment Professionals – Private Markets	49	20%
Investment Professionals – Public Markets	35	14%
Financial Advisory Professionals	10	4%
Sales and Distribution	27	11%
Research & Market Risk	17	7%
Legal and Compliance	11	5%
Technology	17	7%
General and Administrative	78	32%

Total	244	100.0%

Our employees in Brazil are affiliated with the union of capital markets employees for the geographic area in which they work.

E.	Share Ownership
The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan” for information on our share option long-term incentive program.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2021.
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
22431-002.

	Shares Beneficially Owned				% of Total Voting Power (1)
Shareholders	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
Gilberto Sayão da Silva (2)	—	0.0	14,466,239	100.0	77.6
Alessandro Monteiro Morgado Horta	8,266,422	19.8	—	—	4.4
Executive Officers and Directors
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0	77.6
Alessandro Monteiro Morgado Horta	8,266,422	19.8	—	—	4.4
Paulo Fernando Carvalho de Oliveira	2,066,605	5.0	—	—	1.1
Lywal Salles Filho	206,661	0.5	—	—	0.1
Guilherme Stocco Filho	—	—	—	—	—
Ana Marta Horta Veloso	—	—	—	—	—
Rogério Ladeira Furquim Werneck	—	—	—	—	—
Bruno Augusto Sacchi Zaremba	1,446,624	3.5	—	—	0.8
Sergio Passos Ribeiro	1,239,963	3.0	—	—	0.7
Sonia Consiglio	—	—	—	—	—
All directors and executive officers as a group (10 persons)	13,226,275	31.7	14,466,239	100.0	84.7
Others (3)	13,949,586	33.5	—	—	7.5
Public float	14,513,477	34.8	—	—	7.8
Total (4)	41,689,338	100.0	14,466,239	100.0	100.0

(1)
Percentage of total voting power represents voting power with respect to all of our outstanding Class A common shares and Class B common shares, as a single class. A holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

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

(4)	Does not include 758,011 Class A common shares held in treasury.

Existing Shareholders’ Agreements
Liquidity Restrictions on
Pre-IPO
Quotaholders
The quotaholders of Vinci Partners Brazil prior to the Contribution agreed to certain liquidity restrictions in respect of the Class A common shares and Class B common shares that they received in exchange for the Contribution, or Liquidity Restrictions. These Liquidity Restrictions consist primarily of volume limitations on their ability to sell their common shares, with a restriction on any sales of common shares through the second anniversary of the date of the IPO, with a portion of such holders’ common shares available for sale beginning on the second anniversary of the date of the IPO, with full liquidity rights to the common shares upon the fifth anniversary of the date of the IPO, provided, however, that in no event shall aggregate sales by all such holders of their common shares during any
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
Receivables from Related Parties
We paid refundable expenses for
non-operational
related companies. As of December 31, 2021, we have receivables from these companies in the amount of R$0.3 million, the same as of December 31, 2020.
Prepayments to Employees
We advanced payments to our employees, in which the amount is rated at the CDI rate, in the amount of R$0.6 million as of December 31, 2021, compared to R$0.5 million as of December 31, 2020.

C.	Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
Financial Statements
See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Dividends and Dividend Policy
We intend to pay quarterly cash dividends on our common shares initially at an amount equal to at least 75% of our Distributable Earnings, or 100% of profit of the period, the lower of the two.
We can repurchase shares to reach the 75% of Distributable Earnings distribution if 100% of profit of the period is not enough to support a full cash distribution.
We do not have a legal obligation to pay a quarterly dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends.
In 2021, 2020 and 2019, we paid dividends totaling R$256.0 million, R$176.3 million and 76.2 million, respectively. In 2021, we declared dividends per share related to earnings through the period ended September 30, 2021 in the amount of US$0.30 for the first half of 2021 and US$0.16 for the third quarter of 2021, totaling US$26.0 million, or R$138.4 million, which was entirely paid as of December 31, 2021. During the first quarter of 2022, we declared dividends per share in the amount of US$0.20 for the fourth quarter of 2021, totaling US$11.2 million, or R$56.2 million, which was entirely paid on March 24, 2022. See also “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of Our Results of Operations” regarding our historical practice for distributing dividends to our partners.
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

As of December 31, 2021, we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for which we believe a loss is probable in accordance with accounting rules. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”
For further information, see note 21 to our audited consolidated financial statements.
Civil Matters
The civil claims to which we are a party generally relate to consumer claims, including those related to portfolio management. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.
As of December 31, 2021, we were not aware of any legal proceedings of a civil nature for which we believe a loss is probable in accordance with applicable accounting rules.
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
As of December 31, 2021, we were party to seven labor-related judicial and administrative proceedings though we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for labor-related matters for which we believe a loss is probable in accordance with accounting rules. Out of those seven proceedings, we were party to four labor lawsuits totaling R$1.8 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
Tax and Social Security Matters
As of December 31, 2021, we were party to administrative proceedings and two judicial tax and social security proceedings, which amount to a total of R$18.8 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. The main proceeding was filed in 2018 to charge debts related to IRPJ/CSLL/PIS/COFINS for the 2013 fiscal year, and amounts to a total of R$15.5 million payment, which already corresponds to the principal amount plus the fine and interest as of December 31, 2021. The other proceeding relates to social security contributions on profit sharing payments to employees made in 2011. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.
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
In January 2021, we completed our IPO. Our common shares have been listed on the Nasdaq Global Select Market since January, 2021 under the symbol “VINP.”

B.	Plan of Distribution
Not applicable.

C.	Markets
For a description of our publicly traded common shares, see “—A. Offering and listing details.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
General
Vinci Partners Investments Ltd. was incorporated on September 21, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.
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
Cayman Islands.
Our Articles of Association authorize the issuance of up to 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association) and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association. As of December 31, 2021, we had 41,689,338 Class A common shares and 14,466,239 Class B common shares of our authorized share capital issued and outstanding.
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
As of December 31, 2021, we had a total issued share capital of US$2,845.68, divided into 56,913,588 common shares. Those common shares were divided into 42,447,349 Class A common shares and 14,466,239 Class B common shares.
Treasury Stock
At December 31, 2021, Vinci Partners had 758,011 Class A common shares in treasury.
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
Vinci Partners’ Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a statutory amalgamation, merger, consolidation, arrangement or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby a holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow such holder to maintain its proportional ownership interests in Vinci Partners (following an offer by Vinci Partners to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vinci Partners pursuant to Vinci Partners’ Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one
voting ratio between our Class B common shares and Class A common shares, the holder of our Class B common shares will continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

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
As a Cayman Islands exempted company, Vinci Partners is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.
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
Dividends and Capitalization of Profits
We intend to pay quarterly cash dividends on our common shares initially at an amount equal to at least 75% of our Distributable Earnings, or 100% of profit of the period, the lower of the two. We can repurchase shares to reach the 75% of Distributable Earnings distribution if 100% of profit of the period are not enough to support a full cash distribution. Subject to the Companies Act, our board of directors may, from time to time, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. Dividends may be declared and paid out of funds lawfully available to Vinci Partners. We do not have a legal obligation to pay a quarterly dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends. Except as otherwise provided by the rights attached to shares and the Articles of Association of Vinci Partners, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.
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

Our directors are Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Paulo Fernando Carvalho de Oliveira, Lywal Salles Filho, Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso, Guilherme Stocco Filho and Sonia Consiglio. Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso, Guilherme Stocco Filho and Sonia Consiglio are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.
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
Exempted Company
Vinci Partners is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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
So long as Mr. Sayão da Silva has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vinci Partners, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vinci Partners has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vinci Partners. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 77.6% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.”
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
Registration Rights and Restricted Shares
Although no shareholders of Vinci Partners have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the Liquidity Restrictions described in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Existing Shareholders’ Agreements—Liquidity Restrictions on
Pre-IPO
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

•
Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•
Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

•
Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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
The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Holders of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the ownership and disposition of our Class A common shares.

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
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our Class A common shares. This discussion applies only to a U.S. Holder that holds our Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding Class A common shares as part of a straddle, wash sale, hedging transaction, conversion transaction or integrated transaction or entering into a constructive sale with respect to Class A common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Code;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our stock (by vote or value);

•	persons who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons owning shares in connection with a trade or business conducted outside of the United States.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax considerations of owning and disposing of the Class A common shares. This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

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
U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our Class A common shares in their particular circumstances.
Except where otherwise indicated, this discussion assumes that we are not, and will not become, a PFIC, as described below.
Taxation of Distributions
Any distributions paid on our Class A common shares, other than certain pro rata distributions of our Class A common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate
U.S. Holders will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. In order to qualify for qualified dividend income treatment, U.S. Holders must meet certain holding period requirements, and we must not be classified as a PFIC in the year in which the dividend is paid or the prior year. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The Nasdaq, on which our Class A common shares are listed, is an established securities market in the United States, and we expect that our Class A common shares should qualify as readily tradable, although there can be no assurances in this regard. The amount of any dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt.
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
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets, and receive directly our proportionate share of the income, of any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active
royalties and capital gains. As an investment platform, we generate active income primarily from our management services. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe that we were a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
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
Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market
election that would result in tax treatment different from the general tax treatment for PFICs described above. The Nasdaq, on which our Class A common shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.
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
U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.
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
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the Class A common shares.

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

Currency Risk
We are subject to foreign currency risk in connection with our international operations, exclusively in respect of the U.S. dollar. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not our functional currency. See note 4(b)(i) to our audited consolidated financial statements for a summary of the foreign assets and liabilities to which we are exposed.
Interest Rate Risk
Our profit or loss is sensitive to higher or lower interest income from cash and cash equivalents and mutual funds as a result of changes in interest rates. See note 4(b)(ii) to our audited consolidated financial statements for a summary of our sensitivity to changes in interest rates.
The following are the risk rates that we are exposed to: (1) the SELIC rate; (2) the
IGP-M,
the Brazilian general market price index (
Índice Geral de Preços do Mercado
); (3) the IPCA, the Brazilian national consumer price index (
Índice Nacional de Preços ao Consumidor Amplo
);
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
See note 4.1(c) of our audited consolidated financial statements for a summary of our net debt as of December 31, 2021, 2020 and 2019.
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
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2021, due to the material weaknesses discussed in “Item 3. Key Information—D. Risk factors—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

B.	Management’s annual report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
and
15d-15(f)
of the Exchange Act). Our internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, may have inherent limitations and can provide reasonable assurance that the objectives of the control system are met.

Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer or CFO as of December 31, 2021 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2021, our internal controls were ineffective due to the material weaknesses discussed in “Item 3. Key Information—D. Risk factors—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

C.	Attestation report of the registered public accounting firm
This annual report does not include an attestation report of our registered public accounting firm because, as an “emerging growth company,” as defined under the JOBS Act, we are exempt from this requirement.

D.	Changes in internal control over financial reporting
In connection with the preparation of our consolidated financial statements for the years ended December 31, 2021 and 2020, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2021 and 2020. To address these material weaknesses, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies, implementing a risk and control matrix, and creating action plans for our controls.
Additionally, we identified material weaknesses related to training, specifically, training addressing financial reporting topics for a public company as of December 31, 2021 and 2020. Beginning in the year ended December 31, 2021 and continuing onto 2022, we have sought to address these material weaknesses by hiring a firm to train our employees on financial reporting topics for a public company.
In addition, we identified material weaknesses as of December 31, 2020 related to the supervision of financial reporting for a public company, including lack of an audit committee. In 2021, we created our audit committee in connection with our IPO (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”) and further created an internal controls department, which is leading the remediation process along with the external consultant and is responsible for completing our action plans, monitoring, reviewing and testing controls, and ensuring that new controls are in place for new processes or changes in existing processes. We further created an internal audit department, which reports directly to the audit committee.
Moreover, we identified control deficiencies as of December 31, 2021 and 2020, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Beginning in the year ended December 31, 2021 and continuing onto 2022, we have sought to remedy our control deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements.
For more information, see “See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”
ITEM 16. RESERVED
ITEM 16A. Audit committee financial expert
The audit committee, which consists of Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso, Guilherme Stocco Filho and Sonia Consiglio, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.
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
ITEM 16C. Principal accountant fees and services
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2021 and 2020. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2021 and 2020. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the audit committee of Vinci Partners.

	2021	2020

	(in thousands of reais )
Audit fees	1,719	3,388
Audit-related fees	—	285
Tax fees	—	—
All other fees	—	—
Total	1,719	3,673
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
Tax fees
In 2021, there were no tax fees billed for professional services for tax compliance, tax advice and tax planning.
All other fees
There were no other fees in 2021.
Audit committee
pre-approval
policies and procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, in connection with the establishment of our audit committee (which was undertaken as a result of our IPO, we introduced a procedure for the review and preapproval of any services performed by PricewaterhouseCoopers Auditores Independentes Ltda., including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of PricewaterhouseCoopers Auditores Independentes Ltda. for audit and permitted non-audit
services are submitted to the audit committee for approval prior to the beginning of any such services.
ITEM 16D. Exemptions from the listing standards for audit committees
See “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Status.”
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers
On May 6, 2021, our board approved the creation of a share repurchase program, or the “First Repurchase Program.” The First Repurchase Program is executed in compliance with Rule 10b-18 under the Exchange Act and does not have a specified expiration date. Buybacks shall be made from time-to-time in open market and negotiated purchases. On September 15, 2021, we approved the creation of a second share repurchase program, or the “Second Repurchase Program.” The Second Repurchase Program is executed in compliance with Rule 10b5-1(c)(1) under the Exchange Act and does not have a specified expiration date. Buybacks shall be made from time-to-time in open market and negotiated purchases. An aggregate amount of up to R$ 85.0 million in our common shares can be repurchased under the First Repurchase Program and the Second Repurchase Program. The specific prices, numbers of shares and timing of purchase transactions shall be determined by us from time to time in our sole discretion. Set forth below, in tabular format, is disclosure on the repurchase of Vinci Partners Class A common shares for the year ended December 31, 2021.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Real Value) of Shares that May Yet Be Purchased under the Plans or Programs
January 1 to January 31, 2021	—		—	—	85,000,000
February 1 to February 28, 2021	—		—	—	85,000,000
March 1 to March 31, 2021	—		—	—	85,000,000
April 1 to April 30, 2021	—		—	—	85,000,000
May 1 to May 31, 2021	37,070	R$	72.98	37,070	82,309,747
June 1 to June 30, 2021	139,585	R$	75.29	139,585	71,848,772
July 1 to July 31, 2021	—		—	—	71,848,772
August 1 to August 31, 2021	—		—	—	71,848,772
September 1 to September 30, 2021	173,515	R$	72.93	173,515	59,198,464
October 1 to October 31, 2021	77,590	R$	75.21	77,590	53,421,737
November 1 to November 30, 2021	124,811	R$	67.56	124,811	44,992,580
December 1 to December 31, 2021	205,440	R$	61.61	205,440	32,415,497
Total	758,011	R$	70.72	758,011	32,415,497
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

•
Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•
Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

•
Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
ITEM 16H. Mine safety disclosure
Not applicable.
ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages
F-1
to
F-62
to this annual report.

ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

2.1	Description of Securities registered under Section 12 of the Exchange Act.*

3.1	Memorandum and Articles of Association of Vinci Partners Investments Ltd. (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*

14.1	English translation of the Code of Ethics of Vinci Partners, as amended on April 4, 2022.*

21.1	List of subsidiaries.*

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.*

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Previously filed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20
-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
April
20
, 2022

Vinci Partners Investments Ltd.

By:	/s/ Alessandro Monteiro Morgado Horta
Name: Alessandro Monteiro Morgado Horta
Title: Chief Executive Officer

By:	/s/ Sergio Passos Ribeiro
Name: Sergio Passos Ribeiro
Title: Chief Operating Officer and Chief Financial Officer

F-1

Report of independent registered
public accounting firm
To the Shareholders and Board of Directors of
Vinci Partners Investments Ltd.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Vinci Partners Investments Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Rio de Janeiro, February 23, 2022
/s/PricewaterhouseCoopers
Auditores Independentes Ltda.
We have served as the Company’s auditor since 2010.

PricewaterhouseCoopers, Rua do Russel 804, 6
º
e 7
º
, Edifício Manchete, Rio de Janeiro, RJ, Brasil,
22210-907,
T: +55 (21) 3232 6112,
www.pwc.com.br

F-2

Vinci Partners Investments Ltd.
Consolidated balance sheets
All amounts in thousands of Brazilian Reais, unless otherwise stated

Assets	Note	12/31/2021	12/31/2020

Current assets
Cash and cash equivalents	5(d)	102,569	83,449

Cash and bank deposits	5(d)	21,679	13,096
Financial instruments at fair value through profit or loss	5(d)	80,890	70,353
Financial instruments at fair value through profit or loss	5(c)	1,372,926	8,253
Accounts receivable	5(a)	44,316	47,978
Sub-leases receivable	10	—	2,963
Taxes recoverable		3,199	1,153
Other assets	6	4,193	12,383

Total current assets		1,527,203	156,179

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	8,593	31,596
Accounts receivable	5(a)	19,368	27,545
Taxes recoverable		80	134
Deferred taxes	18	4,970	4,568
Other assets	6	2,011	1,540

		35,022	65,383

Property and equipment	8	14,294	15,043
Right of use - Leases	10	69,329	90,478
Intangible assets	9	1,157	1,441

Total non-current assets		119,802	172,345

Total assets		1,647,005	328,524

The accompanying notes are an integral part of these consolidated financial statements.

F-
3

Vinci Partners Investments Ltd.
Consolidated balance sheets
All amounts in thousands of Brazilian Reais, unless otherwise stated

Liabilities and equity	Note	12/31/2021	12/31/2020

Current liabilities
Trade payables		831	1,039
Leases	10 and 5(e)	22,304	19,828
Accounts payable	11	10,677	125,795
Labor and social security obligations	12	106,299	40,724
Taxes and contributions payable	13	23,762	22,878

Total current liabilities		163,873	210,264

Non-current liabilities
Accounts payable	11	—	33
Leases	10 and 5(e)	63,240	86,371
Deferred taxes	18	5,016	12,620

Total non-current liabilities		68,256	99,024

Total liabilities		232,129	309,288

Equity	14
Share capital		15	8,730
Additional paid-in capital		1,382,038	—
Treasury shares	14(f)	(52,585)	—
Retained earnings		70,183	—
Other reserves		15,182	10,491

		1,414,833	19,221

Non-controlling interests in the equity of subsidiaries	7	43	15

Total equity		1,414,876	19,236

Total liabilities and equity		1,647,005	328,524

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

Vinci Partners Investments Ltd.
Consolidated statement of income
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Statements of Income	Note	2021	2020	2019

Net revenue from services rendered	15	465,458	339,892	296,717

General and administrative expenses	16	(222,998)	(124,245)	(113,287)

Operating profit		242,460	215,647	183,430

Finance income	17	28,511	10,050	21,161
Finance expenses	17	(13,129)	(13,097)	(12,476)

Finance profit/(loss), net		15,382	(3,047)	8,865

Profit before income taxes		257,842	212,600	192,115

Income taxes	18	(49,227)	(43,446)	(36,483)

Profit for the year		208,615	169,154	155,632

Attributable to the shareholders of the parent company		208,615	170,199	151,373
Attributable to non-controlling interests		—	(1,045)	4,259

Basic and diluted earnings per share/quota	14 (g)	3.77	19.60	17.41
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

Vinci Partners Investments Ltd.
Consolidated statement of comprehensive income
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2021	2020	2019

Profit for the year	208,615	169,154	155,632

Other comprehensive income

Items that may be reclassified to profit or loss:

Foreign exchange variation of investees
Vinci Financial Ventures (VF2) GP	—	—	16
Vinci Capital Partners GP Limited	14	69	326
Vinci USA LLC	988	2,284	(1)
Vinci Capital Partners F III GP Limited	5	19	2
GGN GP LLC	13	—	—

Total comprehensive income for the year	209,635	171,526	155,975

Attributable to:
Shareholders of the parent company	209,635	172,571	151,716
Non-controlling interests	—	(1,045)	4,259

	209,635	171,526	155,975

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Vinci Partners Investments Ltd.
Consolidated statement of changes in equity
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes		Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
At January 01, 2019			8,820	—	49,711	7,776	—	66,307	1,759	68,066

Profit for the year			—	—	151,373	—	—	151,373	4,259	155,632
Other comprehensive income:
Foreign exchange variation of investee located abroad			—	—	—	343	—	343	—	343
Capital increase (decrease)			—	—	—	—	—	—	580	580
Treasury quotas bought			—	—	—	—	(225)	(225)	—	(225)
Treasury quotas cancelled			(225)	—	—	—	225	—	—	—
Acquisition of non-controlling quotas			—	—	—	—	—	—	—	—
Allocation of profit:
Dividends			—	—	(109,654)	—	—	(109,654)	(17)	(109,671)

At December 31, 2019			8,595	—	91,430	8,119	—	108,144	6,581	114,725

Profit for the year			—	—	170,199	—	—	170,199	(1,045)	169,154
Other comprehensive income:
Foreign exchange variation of investee located abroad	14	(d)	—	—	—	2,372	—	2,372	—	2,372
Capital increase (decrease)	14	(a)	135	—	—	—	—	135	(900)	(765)
Acquisition of non-controlling quotas			—	—	—	—	—	—	(1,183)	(1,183)
Allocation of profit:
Dividends			—	—	(261,629)	—	—	(261,629)	(3,438)	(265,067)

At December 31, 2020			8,730	—	—	10,491	—	19,221	15	19,236

Corporate reorganization	14	(a)	(8,719)	8,719	—	—	—	—	—	—
Profit for the year			—	—	208,615	—	—	208,615	—	208,615
Other comprehensive income:
Foreign exchange variation of investee located abroad	14	(d)	—	—	—	1,021	—	1,021	(1)	1,020
Capital increase	14	(a)	4	1,392,370	—		—	1,392,374	29	1,392,403
Share based payments	22		—	—	—	3,670	—	3,670	—	3,670
Treasury shares	14	(f)	—	—	—	—	(52,585)	(52,585)	—	(52,585)
Transaction costs from capital increase	14	(b)	—	(19,051)	—	—	—	(19,051)	—	(19,051)
Allocation of profit:
Dividends	14	(e)	—	—	(138,432)	—	—	(138,432)	—	(138,432)

At December 31, 2021			15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Vinci Partners Investments Ltd.
Consolidated statement of cash flows
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes		2021	2020	2019
Cash flows from operating activities

Profit before taxation			257,842	212,600	192,115
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	16		13,729	13,228	16,520
Unrealized gain of financial instruments at fair value through profit or loss			(24,787)	(8,251)	(20,104)
Finance expense on liabilities at amortized cost			—	203	181
Allowance for expected credit loss	16		21	59	69
Share based payments	16		3,670	—	—
Financial result on lease agreements	17		12,084	11,691	11,180

			262,559	229,530	199,961

Changes in assets and liabilities
Accounts receivables			11,819	(813)	(53,798)
Taxes recoverable			(1,992)	15	(639)
Other assets			7,716	(7,549)	(3,500)
Trade payables			(208)	713	115
Deferred revenue			—	—	—
Accounts payable			(667)	(858)	1,899
Labor and social security obligations			65,575	9,776	13,053
Taxes and contributions payable			1,105	(5,246)	3,248
Payables to related parties			—	—	(27)
Other payables			—	—	(2,039)

			83,348	(3,962)	(41,687)

Cash generated from operations			345,907	225,568	158,274
Income tax paid			(57,215)	(30,242)	(25,932)

Net cash inflow from operating activities			288,692	195,326	132,342

Cash flows from investing activities

Purchases of property and equipment and additions to intangible assets			(3,091)	(2,016)	(1,737)

Acquisition of non-controlling quotas			—	(1,183)	—

Purchase of financial instruments at fair value through profit or loss			(1,420,834)	(375,006)	(273,051)

Sales of financial instruments at fair value through profit or loss			103,953	453,517	234,942

Net cash (outflow) from investing activities			(1,319,972)	75,312	(39,846)

Cash flows from financing activities
Proceeds from the issuance of shares/quotas	14	(a)	1,392,403	135	(225)
Capital decrease of non-controlling interests in the equity of subsidiaries			—	(900)	—
Transactions costs paid	14	(d)	(19,051)	—	—
Treasury shares acquisition paid	14	(f)	(50,831)	—	—
Lease payments, net of sublease received			(18,534)	(16,497)	(15,483)
Borrowings acquisitions (payments)			—	—	(8,500)
Dividends paid	14	(e)	(255,963)	(176,287)	(76,226)

Net cash (outflow) from financing activities			1,048,024	(193,549)	(100,434)

Net increase (decrease) in cash and cash equivalents			16,744	77,089	(7,938)

Cash and cash equivalents at the beginning of the year	5	(d)	83,449	3,896	11,713

Foreign exchange variation of cash and cash equivalents in subsidiary			2,376	2,464	121

Cash and cash equivalents at the end of the year (Notes 6 and 7)	5	(d)	102,569	83,449	3,896
Non-cash
financing activities
Dividends declared and not yet paid until December 31, 2021 and 2020 was R$ 6,833, R$ 123,191, respectively (Note 11).
Acquisition of
non-controlling
quotas not yet paid until December 31, 2020 was R$ 657 (Note 11).
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations
Vinci Partners Investments Ltd., an exempted company incorporated in the Cayman Islands (referred to herein as “Entity”, “Group” or “Vinci”). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual shareholders of the Entity are disclosed in Note 14.
The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman
KY1-1002,
Cayman Islands.
Corporate reorganization
Prior to the consummation of the initial public offering, on January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. (“Vinci Investimentos”) contributed the entirety of their quotas into the Entity.
In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other shareholders of Vinci Investimentos in exchange for the quotas of Vinci Investimentos contributed to the Entity, or the Contribution, exchanging 1 quota into 4.77 common shares. Until the Contribution, the Entity did not commence operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.
Initial Public Offering (IPO)
On January 28, 2021, Vinci announced the price of its public offering of the Class A common shares being offered 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00.
The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol “VINP.” Vinci has two classes of common shares: Class A common shares and Class B common shares.
Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares may convert Class B common shares at any time into Class A common shares on a share-for-share
basis; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.
On February 1, 2021, Vinci announced the closing of its initial public offering. The net proceeds from the offering were US$ 232 million (R$ 1,266,926), after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021, under the ticker symbol “VINP.”
In connection with the offering, Vinci has granted the underwriters a
30-day
option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions. On February 8, 2021, Vinci received net proceeds of US$ 23 million (R$ 125,448) in respect of the additional 1,398,014 Class A common shares issued.
Vinci Partners Ltd used the net proceeds from the offering to fund investments in its own products alongside its investors. The Entity continues to pursue opportunities for strategic transactions and for other general corporate purposes.

F-
9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Impacts of the coronavirus pandemic
(COVID-19)
Since January 2020, the outbreak of coronavirus has impacted global commercial activities. The rapid development of the pandemic generated significant uncertainty of the real consequences of an ultimate impact. During the period there was a continued adverse effect on economic and market conditions that triggered a period of global economic slowdown.
The
COVID-19
pandemic and government measures taken in response thereto have caused disruptions in some of our funds’ portfolio companies’ businesses and could lead to long-term disruptions or closures. For instance, the
COVID-19
pandemic has caused work stoppages because of illness or travel or government restrictions in connection with the pandemic.
Additionally, the
COVID-19
pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil for some months during the pandemic. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. These factors have adversely impacted certain companies in our investment portfolio and severely disrupted operations and economic conditions generally. Finally, significant market fluctuations driven by the
COVID-19
pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, despite the adverse impact, Vinci expanded its operations during the pandemic and had increased its total assets, net revenue, profits and did not record any impairment in 2021 and 2020 as result of
COVID-19.
Additionally, the Group completed its Initial Public Offering (“IPO”) on the Nasdaq Global Select Market in January 2021. Despite the ultimate extent of the impact of
COVID-19,
including the outbreak of more transmissible variants as has occurred in Brazil in 2021 and 2020, Vinci has increased its asset under management.
Brazil is at an advanced stage of vaccination, which generates security that new waves of contagion have a smaller impact on the economy, as observed recently with Omicron.
Even sectors such as services and commerce, which were more sensitive to waves in the past, have shown resilience in subsequent waves. In fact, retail is already above the pre-pandemic
level, as is most of the service sector.

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
The consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.
As mentioned in the Note 1, the Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares. As result, the partners of Vinci Partners Investimentos Ltda. contributed their quotas to Vinci Partners Investments Ltd in January 2021. Vinci Partners Investments Ltd is currently the entity which is registered with the Securities Exchange Commission and for which these financial statements are presented. The comparative historical figures presented in these consolidated financial statements are the ones of the predecessor entity, Vinci Partners Investimentos Ltda.

F-
1
0

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The issuance of these consolidated financial statements was authorized by the Entity’s management on February 23, 2022.

(a)	Consolidated financial statements
Vinci operates as an asset management firm. The Group focuses on private markets, liquid strategies, financial advisory, and investment products and solutions, which comprise the main activity of the Group.
The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.
Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.
Ownership interest in subsidiaries on December 31, 2021 and 2020 are as follows:

	Interest - %
	12/31/2021	12/31/2020

Direct subsidiaries
Vinci Partners Investimentos Ltda. (1)	100	—
Vinci Assessoria financeira Ltda. (2)	100	100
Vinci Equities Gestora de Recursos Ltda. (2)	100	100
Vinci Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Gestora de Recursos Ltda. (2)	100	100
Vinci Soluções de Investimentos Ltda. (7)	100	100
Vinci Real Estate Gestora de Recursos Ltda. (3)	100	80
Vinci Capital Partners GP Limited.	100	100
Vinci USA LLC	100	100
Vinci GGN Gestora de Recursos Ltda. (2)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda. (4)	100	80
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações Ltda.	100	100
Vinci APM Ltda. (5)	100	—
Vinci Monalisa FIM Crédito Privado IE (6)	100	—
Vinci Asset Allocation Ltda.	65	—

(1)
Prior to the consummation of the initial public offering, on January 15, 2021, the consolidated financial statements were prepared on behalf of Vinci Partners Investimentos Ltda., as presented in the Group’s annual consolidated financial statements as of December 31, 2020.

(2)	Minority interest represents less than 0.001%.
(3)
On August 31, 2020, Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 657 for the acquisition of 657,200 quotas.

(4)
On November 21, 2020, Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 526 for the acquisition of 526.020 quotas.

(5)	Company incorporated in Brazil on December 9, 2020. Minority interest represents less than 0.001%.
(6)	Under the terms of IFRS10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.
(7)	On February 18, 2021, Vinci Gestão de Patrimônio Ltda changed its name to Vinci Soluções de Investimentos Ltda.

F-1
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
The Group treats transactions with
non-controlling
interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amount of the controlling and non-controlling
interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling
interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.
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
During January 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.
Until December 31, 2020, the strategic decisions of Group comprised eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services, (v) Investment products and solutions; (vi) real estate; (vii) infrastructure and (viii) Credit (Note 20).
Since 2021 the decision-making process and decision related to resources allocation changed and part of the segments were grouped in four different segments: (i) Private market strategies (Private equity, Real Estate, Infrastructure and Credit funds), (ii) Liquid strategies (Public Equities and Hedge Funds), (iii) Investment products and solutions; and (iv) Financial advisory (Note 20).
The change was motivated by the way how the CEO monitors and manages the business, as well as the way how the shareholders and investors evaluate Vinci’s investment vehicles, to present financial and strategic information in a more cohesive manner.
Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

F-1
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

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

F-1
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
(iv) Impairment
The group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For accounts receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.6	Accounts receivables
Receivables are amounts due for financial advisory services and for investment fund management services rendered in the ordinary course of Group’s business. Except for unrealized performance fee, collection is expected in less than one year; therefore, they are classified as current assets.
Accounts receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less allowance for expected credit losses. See note 5 for further information about the Group’s accounting for accounts receivables.
The Group use a provision matrix to calculate expected credit losses, for accounts receivables When applicable, the Group calibrate the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the expected credit losses on our accounts receivables and contract assets is disclosed in note 5.

F-1
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. During the years ended December 31, 2021 and 2020 management do not identify any event that could impact the recoverable value of the intangible assets.

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

F-1
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

2.9	Leases
The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years but may have extension options.
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

F-1
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

2.12	Profit-sharing and bonus plans
The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. The provision is recognized in labor and social security obligations and the related expense in general and administrative expense.

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

F-1
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

2.14	Capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Dividends
Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.
Earnings per share
(i) Basic earnings per share
Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the Entity;

•	by the weighted average number of shares outstanding during the financial year, adjusted for bonus elements in shares issued during the year and excluding treasury shares.
(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and;

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.15	Revenue recognition
Accordingly to IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for financial advisory and investment fund management services rendered in the ordinary course of the Group’s activities. Revenue is shown net of taxes, returns, rebates and discounts.
Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 20 “Segment Reporting” for a disaggregated presentation of revenues from contracts with customers, as follows:

(a)	Management fees
Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci to provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.05% and 2.93%.

F-1
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees usually every semester based on the performance of the fund above the benchmark or when the customer makes a redemption and a performance fee is due. For hedge funds and credit funds, performance fees are generally benchmarked to the Interbank Deposit Certificate index, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Amplified Consumer Price Index, or IPCA, plus a fixed real interest rate or a market index such as the Market Index
Sub-Index
B from the Brazilian Financial and Capital Markets Association, or
IMA-B.
For equity funds, the benchmark varies according to the strategy. For our “long only” and “long-biased” strategies, performance fees are assessed mainly to the IBOVESPA index. Other funds and strategies can be addressed to other index, as for example, IDIV index, SMLL index and Brazil ETF Index.
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
The Entity recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the income statement.

(c)	Financial advisory services
Financial advisory fees are related to the service provided by the Group on the support of mergers and acquisitions transactions. Substantially, the fees are recognized when the transaction is concluded, based on success fees.

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

3	Accounting estimates and judgments
The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity comprises the allowance of expected credit losses of accounts receivable, provision for profit sharing, consolidation of subsidiaries, and the fair value measurement of financial assets.

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
The Group’s risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and
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
(i) Risk management
Vinci’s treasury manages credit risk on a group basis. As of December 31, 2021, and 2020 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci’s treasury review expected credit losses on a regular basis.
(ii) Impairment of financial assets
The Group has the following types of financial assets that are subject to the expected credit loss model:

•	accounts receivable

•	debt investments carried at amortized cost
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

F-
20

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Market risk
(i) Foreign exchange risk
The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:
At the reporting date, the carrying amount value of the Group’s financial assets and liabilities held in US Dollars were as follows:

	12/31/2021	12/31/2020
Balance sheet

Cash and cash equivalents	20,990	11,676
Accounts receivable	9,477	3,151
Other receivables	15,411	1,206

Current assets	45,878	16,033

Leases, property and equipment	3,216	4,049

Non-current assets	3,216	4,049

Trade payables	2,011	9
Deferred revenue	—	—
Lease	—	1,008
Labor and social security obligations	9,521	7,527

Current liabilities	11,532	8,544

Payables to related parties	282	—
Lease	3,104	2,712

Non-current liabilities	3,386	2,712

Net Equity	34,176	8,826

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	12/31/2021	12/31/2020	12/31/2019
Net foreign exchange result

Financial revenue	—	416	56
Financial expense	(372)	(193)	(196)

Net foreign exchange result, net	(372)	223	(140)

The Group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

F-2
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificate of deposits of R$ 102,569 (12/31/2020 – R$ 83,449) that are expected to readily generate cash inflows for managing liquidity risk.
Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	12/31/2021	12/31/2020
Cash and cash equivalents	102,569	83,449
Financial instruments at fair value through profit or loss (i)	1,372,926	8,253
Trade payables	(831)	(1,039)
Labor and social security obligations	(106,299)	(40,724)
Accounts payable	(10,677)	(125,828)
Lease liabilities	(85,544)	(106,199)

Net debt	1,272,144	(182,088)

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

F-2
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at December 31, 2019	(68,976)	(102,891)	3,896	85,944
Cash flow and dividends provision (ii)	(98,412)	19,652	76,735	(78,959)

Fair value adjustment (ii)	—	—	468	1,278

Amortization cost	(203)	—	—	—

Addition and finance expenses accrual	—	(21,949)	—	—

Foreign exchange adjustments	—	—	2,350	—

Other changes (iii)	—	(1,011)	—	—

December 31, 2020	(167,591)	(106,199)	83,449	8,253

Cash flow and dividends provision	49,784	21,790	15,999	1,340,393

Fair value adjustment	—	—	3,121	24,280

Addition and finance expenses accrual	—	(823)	—	—

Foreign exchange adjustments	—	—	—	—

Other changes (iii)	—	(312)	—	—

December 31, 2021	(117,807)	(85,544)	102,569	1,372,926

(ii)	Amounts restated for better presentation and comparable purposes.

(iii)	Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which will be presented as in other comprehensive income statement.
Maturities of financial liabilities
The tables below analyze the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at December 31, 2021	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(831)	—	—	(831)	(831)
Labor and social security obligations	(106,299)	—	—	(106,299)	(106,299)
Lease liabilities	(22,304)	(41,452)	(57,008)	(120,764)	(85,544)
Accounts payable	(10,677)	—	—	(10,677)	(10,677)

Total	(140,111)	(41,452)	(57,008)	(238,571)	(203,351)

F-2
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Contractual maturities of financial liabilities at December 31, 2020	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,039)	—	—	(1,039)	(1,039)
Labor and social security obligations	(40,724)	—	—	(40,724)	(40,724)
Lease liabilities	(19,828)	(40,279)	(113,929)	(174,036)	(106,199)
Accounts payable	(125,795)	(33)	—	(125,828)	(125,828)

Total	(187,386)	(40,312)	(113,929)	(341,627)	(273,790)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At 31 December 2021	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total contractual cash flows	Carrying amount non-current liabilities

2023	(18,990)	(1,216)	(1,116)	(21,322)	(18,788)
2024	(18,990)	—	(1,140)	(20,130)	(14,940)
2025	(14,905)	—	—	(14,905)	(9,784)
2026	(9,186)	—	—	(9,186)	(5,288)
2027	(9,186)	—	—	(9,186)	(4,682)
2028	(9,186)	—	—	(9,186)	(4,145)
2029	(9,186)	—	—	(9,186)	(3,670)
2030	(5,359)	—	—	(5,359)	(1,943)

Total	(94,988)	(1,216)	(2,256)	(98,460)	(63,240)

F-2
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Contractual maturities of financial liabilities At 31 December 2020	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total contractual cash flows	Carrying amount non-current liabilities

2022	(17,148)	(2,930)	(1,038)	(21,116)	(17,635)
2023	(17,148)	(977)	(1,038)	(19,163)	(14,254)
2024	(17,148)	—	(1,038)	(18,186)	(12,004)
2025	(17,148)	—	—	(17,148)	(9,871)
2026	(17,148)	—	—	(17,148)	(8,740)
2027	(17,148)	—	—	(17,148)	(7,738)
2028	(17,148)	—	—	(17,148)	(6,851)
2029	(17,148)	—	—	(17,148)	(6,066)
2030	(10,003)	—	—	(10,003)	(3,212)

Total	(147,187)	(3,907)	(3,114)	(154,208)	(86,371)

(d)	Sensitivity analysis
The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

•	0.16% (or R$ 2.26 million) of the financial investment portfolio for a confidence interval of 95%

•	0.23% (or R$ 3.31 million) of the financial investment portfolio for a confidence interval of 99%
Additionally, the Group evaluated the financial investment portfolio on December 31, 2021, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

Risk Factor	Variation in	Stress Scenario (*)	Financial Impact (**)

Current inflation	inflation index	-100bps	15.3

Exchange traded real estate funds	Share prices	-10%	(10.9)

Brazilian stock prices	Share prices	-10%	(7.4)

Fixed-rate offshore rates	US yield curve	-100bps	(7.7)

Foreign exchange rate	Foreign exchange rates	10% (***)	5.0

Domestic base overnight rate	Domestic base overnight rate	-100bps	(8.0)

(*)	bps - basis point (1bps = 0,01%)
(**)	In millions of Brazilian reais
(***)	Brazilian reais devaluation against US Dollars
An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

F-2
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
The Group holds the following financial instruments:

	Section	12/31/2021	12/31/2020
Financial assets

Accounts receivable	(a)	63,684	75,523
Other financial assets at amortized cost	(b)	638	474
Cash and cash equivalents	(d)	102,569	83,449
Financial assets at fair value through profit or loss (FVPL)	(c)	1,381,519	39,849

		1,548,410	199,295

Financial liabilities

Liabilities at amortized cost	(e)	117,807	167,591
Lease liabilities	(e)	85,544	106,199

		203,351	273,790
The Group’s exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

F-2
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

a) Accounts receivable

	12/31/2021	12/31/2020
Current assets
Accounts receivable from contracts with customers	44,486	48,127
Loss allowance	(170)	(149)

Non-current assets
Accounts receivable from contracts with customers	19,368	27,545

	63,684	75,523
Accounts receivable are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.
Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
Non-current
accounts receivable are unrealized performance fees that management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.
The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.
The loss allowances for accounts receivable as of December 31, 2021 and 2020 reconcile to the opening loss allowances as follows:

	12/31/2021	12/31/2020
Opening loss allowance on January 1	(149)	(90)
Increase in accounts receivable allowance recognized in profit or loss	(21)	(59)

Closing loss allowance on December 31	(170)	(149)
Accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity have not written any amount of accounts receivable during 2021 and 2020. Subsequent recoveries of amounts previously written off are credited against the same line item.
b) Other financial assets at amortized cost
Financial assets at amortized cost include the following debt instruments:

	12/31/2021	12/31/2020
Prepayments to employees (Note 6 (i))	638	474
These amounts generally arise from transactions outside the usual operating activities of the group. Interest is charged at commercial rates and collateral is not normally obtained.

F-2
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.
See note 6 for more details.
c) Financial assets at fair value through profit or loss
The group classifies the following financial assets at fair value through profit or loss (FVPL):

•	Mutual funds;

•	Private markets funds.
Financial assets measured at FVPL include the following categories:

	12/31/2021	12/31/2020
Current assets	1,372,926	8,253

Mutual funds	1,372,926	8,253
Non-current assets	8,593	31,596

Private markets funds	8,593	31,596
The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds	12/31/2021	12/31/2020

Vinci Monalisa FIM Crédito Privado IE (1)	1,233,828	—
Vinci Multiestratégia FIM	109,717	—
Vinci International Master Portfolio SPC - Reflation SP	11,161	—
FI Vinci Renda Fixa CP	18,220	8,253

	1,372,926	8,253

Private markets	12/31/2021	12/31/2020

Vinci Capital Partners III Feeder FIP Multiestratégia	1,891	768
Nordeste III FIP Multiestratégia	2,848	2,652
Vinci Impacto Ret IV FIP Multiestratégia	—	830
Vinci Infra Transmissão FIP - Infraestrutura (i)	3,854	6,128
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	—	21,218

Total Private markets funds	8,593	31,596

F-2
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

1) Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Entity. Vinci Monalisa’s balances are the following:

	12/31/2021	12/31/2020
Net Asset Value	1,233,828	—

Real estate funds	137,519	—
Mutual funds	1,080,108	—
Private equity funds	18,768	—
Other assets/liabilities	(2,567)	—
The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 92% of its investments are liquid and may be redeemed and 8% are non-redeemable
investments. The following tables demonstrate the funds invested by Vinci Monalisa:
Mutual funds
Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of December 31, 2021, Vinci Monalisa holds R$ 1,080,108 of investments in mutual funds, which are distributed in the following classification:

	12/31/2021	12/31/2020
Mutual Funds’ classification
Interest and foreign exchange (a)	46.20%	—
Multistrategy (b)	46.69%	—
Foreign investments (c)	5.23%	—
Macro (d)	1.88%	—

	100.00%	—

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.
(b)	Funds without commitment to concentration in any specific strategy.
(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.
(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

Real Estate funds	12/31/2021	12/31/2020
Vinci Imóveis Urbanos FII (i)	52,537	—
Other real estate funds	84,982	—

	137,519	—

(i)
The Fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager’s view, generate long-term value.

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Private markets funds	12/31/2021	12/31/2020

Vinci Impacto Ret IV FIP Multiestratégia	2,042	—
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	13,446	—
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura	1,023	—
Other funds	2,257	—

Total private markets funds	18,768	—

(i)
Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. In 2021, the fund sold its investment in Linhas de Energia do Sertão Transmissora S.A. (“LEST”). As of December 31, 2021, the fund held investment in Água Vermelha Transmissora de Energia S.A.

During the year, the following gains/(losses) were recognized in profit or loss:

	12/31/2021	12/31/2020	12/31/2019
Fair value gains (losses) on investments at FVPL recognized in finance income	27,982	9,066	20,244
d) Cash and cash equivalents

Current assets	12/31/2021	12/31/2020
Cash and bank deposits	21,679	13,096
Financial instruments at fair value through profit or loss (i)	80,890	70,353

	102,569	83,449
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i)
Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.50% to 100.50% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

F-
30

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

e) Financial liabilities

	12/31/2021	12/31/2020
Current	140,111	187,386

Trade payables	831	1,039
Labor and social security obligations (Note 12)	106,299	40,724
Lease liabilities	22,304	19,828
Accounts payable (Note 11)	10,677	125,795

Non-current	63,240	86,404

Lease liabilities	63,240	86,371
Accounts payable (Note 11)	—	33

	203,351	273,790

(a)	Fair value hierarchy
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

	On December 31, 2021
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	80,890	—	80,890
Mutual funds	—	1,372,926	—	1,372,926
Private equity funds	—	—	8,593	8,593

Total Financial Assets	—	1,453,816	8,593	1,462,409

	On December 31, 2020
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	70,353	—	70,353
Mutual funds	—	8,253	—	8,253
Private equity funds	—	—	31,596	31,596

Total Financial Assets	—	78,606	31,596	110,202
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
Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 57,006, R$ 1,080,108 and R$ 96,714, respectively.

F-3
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
All
non-listed
assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund’s investments, performed by the fund’s management or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund’s investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund’s management).
(c) Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in level 3 items for the years ended December 31, 2021 and 2020:

Fair Value
Opening balance January 1, 2020	24,164
Capital deployment	1,748
Sales and distributions	(778)
Gain recognized in finance income	6,462

Closing balance December 31, 2020	31,596
Capital deployment	932
Transfer (a)	(22,746)
Sales and distributions	(3,481)
Gain recognized in finance income	2,292

Closing balance December 31, 2021	8,593
(a)    During the year ended December 31, 2021, Vinci Impacto Ret IV FIP Multiestratégia and Vinci Infra Coinvestimento I FIP—Infraestrutura were transferred to Vinci Monalisa.

F-3
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(d) Valuation inputs and relationships to fair value
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Valuation Technique	Unobservable inputs	Reasonable possible shift +/-	2021 Gain / (Losses)	2020 Gain / (Losses)	Possible shift in Gain and losses
	12/31/2021	12/31/2020

Vinci Infra Coinvestimento I FIP – Infraestrutura	—	21,218	Discounted cash flow	Discount rate	0.5% / 1%	559	4,548	In 2020, lower discount rate in 50 basis points would increase fair value by R$ 1,095 and higher discount rate in 100 basis points would decrease fair value by R$ 1,920
Vinci Infra Transmissão FIP - Infraestrutura	3,854	6,128	Discounted cash flow	Discount rate	0.5% / 1%	703	1,253	Lower discount rate in 50 basis points would increase fair value by R$ 1,272 (R$ 656 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 1,411 (R$ 682 – 2020)
Nordeste III FIP Multiestratégia	2,848	2,652	Discounted cash flow	Discount rate	0.5% / 1%	497	702	Lower discount rate in 50 basis points would increase fair value by R$ 28 (R$ 9 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 57 (R$ 18)
Others	1,891	1,598	NAV Valuation	NAV	1% / 2%	533	(41)	Increased NAV in 100 basis points would increase fair value by R$ 19 (R$ 26 – 2020) and lower NAV in 200 basis points would decrease fair value by R$ 38 (R$ 52 –2020)

F-3
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

6	Other assets

	12/31/2021	12/31/2020

Prepayments to employees (i)	638	474
Sundry advances	288	159
Advances to projects in progress (ii)	2,784	7,882
Transaction costs (iii)	—	3,571
Other prepayments	365	81
Related parties receivables (iv)	265	260
Guarantee deposits	1,525	1,040
Rent receivables	252	398
Others	87	58

	6,204	13,923

Current	4,193	12,383
Non-current	2,011	1,540

	6,204	13,923

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).
(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.
(iii)	Refers to transaction costs incurred by Vinci related to the initial public offering. After the closing of the initial public offering the amount was transferred to the shareholders equity.
(iv)	Refers to an intercompany transaction. See note 19 for more details.

F-3
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

7	Investments

(a)	Non-controlling interests (NCI)
Set out below is summarized financial information for each subsidiary that has non-controlling
interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Int’l Real Estate		Total
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Summarized Balance Sheet

Current assets	575	270	575	270
Current liabilities	(401)	(209)	(401)	(209)

Current net assets	174	61	174	61

Non-current assets	—	—	—	—
Non-current liabilities	—	—	—	—

Non-current net assets	—	—	—	—

Net assets	174	61	174	61

Accumulated NCI	43	15	43	15

F-3
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Summarized statement of comprehensive income	Vinci Real Estate		Vinci Infraestrutura		Vinci International Real Estate		Total
	2021 (*)	2020 (*)	2021 (**)	2020 (**)	2021	2020	2021	2020

Revenue	—	21,367	—	23,394	190	237	190	44,998

Profit for the period	—	15,020	—	16,865	—	—	—	31,885

Other comprehensive income	—	—	—		—	—	—	—

Total comprehensive income	—	15,020	—	16,865	—	—	—	31,885

Profit allocated to NCI before dividends	—	3,004	—	3,373	—	—	—	6,377

Disproportionate dividends distributions	—	(2,037)	—	(5,385)	—	—	—	(7,422)

Profit/(loss) allocated to NCI	—	967	—	(2,012)	—	—	—	(1,045)

(*)
The statement of comprehensive income is presented up to August 31, 2020 once Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda. from the minority at this date, as informed in note 2.1.

(**)
The statement of comprehensive income is presented up to October 31, 2020 once Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority on November 21, 2020, as informed in note 2.1.

F-3
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Property and equipment

	12/31/2021
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2021	10,465	46,895	5,802	9,985	861	74,008
Acquisitions, net of disposals	1,155	666	577	127	(72)	2,453
Foreign Exchange variations of property and equipment abroad	—	1,463	—	420	—	1,883

At December 31, 2021	11,620	49,024	6,379	10,532	789	78,344

Accumulated depreciation
At January 1, 2021	(6,795)	(37,831)	(5,264)	(9,075)	—	(58,965)
Annual depreciation	(849)	(2,119)	(227)	(222)	—	(3,417)
Disposals	—	—	168	—	—	168
Foreign Exchange variations of property and equipment abroad	—	(1,439)	—	(397)	—	(1,839)

At December 31, 2021	(7,644)	(41,839)	(5,323)	(9,694)	—	(64,050)

Net book value
At January 1, 2021	3,670	9,064	538	910	861	15,043

At December 31, 2021	3,976	7,635	1,056	838	789	14,294

Annual depreciation rate - %	10	From 10 to 20	20	10
Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

F-3
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2020
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

F-3
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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
The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset’s recoverable amount. There were no indications of impairment of intangible assets for the years ended December 31, 2021 and 2020.

	12/31/2021
	Software development	Total

Cost
At January 1, 2021	23,723	23,723
Purchases	470	470
Foreign exchange variation of intangible assets abroad	597	597

At December 31, 2021	24,790	24,790

Accumulated amortization
At January 1, 2021	(22,282)	(22,282)
Annual amortization	(740)	(740)
Foreign exchange variation of intangible assets abroad	(611)	(611)

At December 31, 2021	(23,633)	(23,633)

At January 1, 2021	1,441	1,441

At December 31, 2021	1,157	1,157

Amortization rate (per year) - %	20%

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2020
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

F-
40

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Leases
This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet
The balance sheet shows the following amounts relating to leases:

	12/31/2021	12/31/2020
Sub-lease receivable
Rio de Janeiro Office – BM 336	—	2,963

Total	—	2,963

Current	—	2,963

Total	—	2,963

Right of use assets
Rio de Janeiro Office – BM 336	61,907	82,117
São Paulo Office – JRA	4,700	4,987
NY Office – third Avenue	2,722	3,374

Total	69,329	90,478

Lease liabilities
Rio de Janeiro Office – BM 336	(76,996)	(96,507)
São Paulo Office – JRA	(5,444)	(5,972)
NY Office – third Avenue	(3,104)	(3,720)

Total	(85,544)	(106,199)

Current	(22,304)	(19,828)
Non-current	(63,240)	(86,371)

Total	(85,544)	(106,199)

Vinci and its direct subsidiaries did not have any rent concessions or modifications on their lease contracts as a direct consequence of the
Covid-19.
Therefore, the amendment to IFRS 16 issued by The International Accounting Standards Board (“IASB”) does not apply to the Entity.
Deductions to the
right-of-use
assets until December 31, 2021 were R$ 11,555 (additions of R$ 9,740 during 2020 financial year).

F-4
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	2021	2020	2019

Right of use assets depreciation	(9,812)	(8,586)	(10,521)
Financial expense	(12,281)	(12,209)	(11,980)

	(22,093)	(20,795)	(22,501)

The total cash outflow for leases in 2021 was R$ 21,790 (R$ 20,141 in 2020 and R$ 19,027 in 2019).

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

F-4
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

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

11	Accounts payable

	12/31/2021	12/31/2020

Dividends payable (i)	6,833	123,191
Treasury shares acquired (ii)	1,874	—
Rent payable – prior month expense	1,887	1,673
Other payables	83	964

	10,677	125,828

Current	10,677	125,795
Non-current	—	33

(i) On November 30, 2020, the partners approved a distribution of dividends in the amount of R$ 133,194, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2020, the amount of R$ 37,426 was paid, with the outstanding balance of R$ 95,768 remaining on December 31, 2020. During the year of 2021 the outstanding balance was settled by Vinci.

F-4
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. Based on the balance until the available data, Vinci settled an additional provision for dividends payable of R$ 27,423. As of December 3, 2021, the amount of R$ 20,590 was paid, with an outstanding balance of R$ 6,833 remaining. On January 21, 2022, the amount of R$ 2,470 were paid, remaining outstanding the amount of R$ 4,363.
(ii) As informed in Note 14(f), on May 6, 2021, Vinci started its share repurchase program. The shares repurchased were totally settled on January 5, 2022.

12	Labor and social security obligations

	12/31/2021	12/31/2020

Profit sharing	101,880	37,802
Labor provisions	4,419	2,922

	106,299	40,724

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2021 was entirely paid in January 2022. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of December 31, 2021 based on the management and advisory net revenue recognized and the realized performance fee up to December 31, 2021. Profit sharing is calculated accordingly to Vinci internal policy and after the Management approval.
Since 2021 Vinci change its dividends distribution policy and implement a profit-sharing scheme to its employees and personnel responsible for asset management services, increasing the estimate of the profit-sharing accrual in 2021.

13	Taxes and contributions payable

	12/31/2021	12/31/2020

Income tax	14,375	14,063
Social contribution	5,128	5,082
Social Contribution on revenues (COFINS)	2,280	1,882
Social Integration Program (PIS)	489	407
Service tax (ISS) on billing	1,348	1,160
Withholding Income Tax (IRRF) deducted from third parties	40	80
Others	102	204

	23,762	22,878

F-4
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

14	Equity

a)	Capital
The capital comprises 42,447,349 Class A shares and 14,446,239 Class B shares with a par value of US$ 0.00005 each (12/31/2020 – 8,730,000 quotas with a par value of R$ 1.00 each quota of Vinci Partners Investimentos Ltda).
On March 16, 2020, the quotaholders of Vinci Partners Investimentos Ltda unanimously approved a capital increase of R$ 90. Accordingly, capital was increased from R$ 8,595 to R$ 8,685 through the issue of 90,000 quotas at R$ 1.00 each.
On August 8, 2020, the quotaholders unanimously approved a capital increase of R$ 45. Accordingly, capital was increased from R$ 8,685 to R$ 8,730 through the issue of 45,000 quotas at R$ 1.00 each.
On January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. contributed the entirety of their quotas into the Entity. In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Partners Investimentos Ltda. in exchange for the quotas, in each case in a one-to-4.77
exchange
for the quotas, of Vinci Partners Investimentos Ltda. contributed to the Entity, or the Contribution.
On January 28, 2021, Vinci issued 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00, resulting in net proceeds of US$ 232,243 thousand (or R$ 1,266,926), after the deducting of underwriting discounts and commissions to Vinci.
On February 8, 2021, Vinci issued additional 1,398,014 Class A common shares. The price of the additional shares was US$18.00, resulting in net proceeds of US$ 28,636 thousand (or R$ 125,448), after the deducting of underwriting discounts and commissions to Vinci.
The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol “VINP.” Vinci has two classes of common shares: Class A common shares and our Class B common shares.
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

F-4
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The Entity’s shareholders as of December 31, 2021 and 2020 are presented in the table below:

Shareholders	12/31/2019 Quantity	Subscribed	Transferred	12/31/2020 Quantity
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	1,206,000.00
Vinci Partners Participações Ltda.	4,194,000.00	—	—	4,194,000.00
Others Shareholders	3,195,000.00	135,000	—	3,330,000.00

Total	8,595,000.00	135,000	—	8,730,000.00

Shareholders	12/31/2020 Quantity	Subscribed	Transferred (*)	Repurchased	12/31/2021 Quantity
Gilberto Sayão da Silva (Class B)	—	—	14,466,239	—	14,466,239
Alessandro Monteiro Morgado Horta (Class A)	—	—	8,226,422	—	8,226,422
Paulo Fernando Carvalho de Oliveira (Class A)	—	—	2,066,605	—	2,066,605
Bruno Augusto Sacchi Zaremba (Class A)	—	—	1,446,624	—	1,446,624
Sergio Passos Ribeiro (Class A)	—	—	1,239,963	—	1,239,963
Lywal Salles Filho (Class A)	—	—	206,661	—	206,661
Public Float (Class A)	—	15,271,488	—	(758,011)	14,513,477
Other Shareholders (Class A)	—	—	13,989,586	—	13,989,586
Treasury shares (Class A)	—	—	—	758,011	758,011

Total	—	15,271,488	41,642,100	—	56,913,588
(*) All of the quotaholders of Vinci Partners Investimentos Ltda contributed the entirety of their quotas to Vinci Partners Investments Ltd. In return for this contribution, the Entity issued 14,466,239 new Class B common shares and 27,175,861 new Class A common shares, in each case in a one-to-4.77
exchange for the quotas of Vinci Partners Investimentos Ltda to the quotas
of Vinci Partners Investments Ltd.

b)	Transactions costs
Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

c)	Retained earnings
Earning reserves comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

d)	Other reserves
Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

F-4
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

e)	Dividends
On August 18, 2021, Vinci declared a semiannual dividend distribution of US$ 0.30 per common share to shareholders as of September 01, 2021, totalizing US$ 17,021 thousand (R$ 89,487), paid on September 16, 2021.
On November 17, 2021, Vinci declared a quarterly dividend distribution of US$ 0.16 per common share to shareholders as of December 1, 2021, totalizing US$ 9,019 thousand (R$ 48,945), paid on December 16, 2021.
Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.
In 2021, dividends were paid in the amount of R$ 255,963, being R$ 116,358 related to the net profit earned until 2020 and the remaining amount of R$ 139,605 related to the net profit for the current year (R$ 176,287 in 2020).

f)	Treasury shares
When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.
On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule
10b-18
under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time
in open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.
On September 14, 2021, the Company intended to benefit from the affirmative defense provided by Rule
10b5-1
promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Repurchase Program previously approved comply with the requirements of Rule
10b5-1
and was prepared under the following terms:

•	The program is permitted to commence on October 1, 2021 and does not have a specified expiration date

•	Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act

•	The Repurchase Program respects the total amount of up to R$85 million, as previously approved.
As of December 31, 2021, 758,011 Class A common shares were repurchased, in the amount of R$ 52,585.
In December 2021, the Company holds 758,011 Class A common shares in treasury.

F-4
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

g)	Basic and diluted earnings per share/quota

a) Basic earning per share/quota	2021	2020	2019
From continuing operations attributable to the ordinary equity holders of the Entity	3.77	19.60	17.41

Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	3.77	19.60	17.41

b) Diluted earning per share/quota	2021	2020	2019
From continuing operations attributable to the ordinary equity holders of the Entity	3.77	19.60	17.41

Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	3.77	19.60	17.41

c) Reconciliations of earnings used in calculating earnings per share/quota

Basic earnings per share/quota:	2021	2020	2019
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share/quota:
From continuing operations	208,615	170,199	151,373

	208,615	170,199	151,373

Diluted earnings per share/quota:	2021	2020	2019
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share/quota	208,615	170,199	151,373

Used in calculating diluted earnings per share/quota	208,615	170,199	151,373

d) Weighted average number of share/quotas used as the denominator

	Number 2021	Number 2020	Number 2019
Weighted average number of ordinary share/quotas used as the denominator in calculating basic earnings per share/quota:	55,387,859	8,683,893	8,688,082
Adjustments for calculation of diluted earnings per share/quota:	—	—	—

Weighted average number of ordinary share/quotas and potential ordinary share/quotas used as the denominator in calculating diluted earnings per share/quota	55,387,859	8,683,893	8,688,082

F-4
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

15	Revenue from services rendered

	2021	2020	2019

Gross revenue from fund management	384,321	285,798	233,826
Gross revenue from performance fees (i)	38,649	41,869	65,328
Gross revenue from financial advisory services	73,066	31,569	11,939

Gross revenue from services rendered	496,036	359,236	311,093

In Brazil	378,147	264,493	215,941
Abroad	117,889	94,743	95,152

Taxes and contributions
COFINS	(15,438)	(9,488)	(6,494)
PIS	(3,348)	(2,057)	(1,407)
ISS	(11,792)	(7,799)	(6,475)

Net revenue from services rendered	465,458	339,892	296,717

Net revenue from fund management	361,070	271,266	223,808
Net revenue from performance fees	37,633	39,784	62,020
Net revenue from advisory	66,755	28,842	10,889

(i)	In 2021 Vinci recognized realized performance fee of R$ 10,898, previously recognized as unrealized performance fee in past years.

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

16	General and administrative expenses

	2021	2020	2019

Personnel (a)	(55,057)	(37,175)	(33,748)

Stock Option Plan (b)	(3,670)	—	—

Profit sharing (a)	(98,970)	(37,198)	(28,788)

	(157,697)	(74,373)	(62,536)

Third party expense (c)	(38,891)	(24,651)	(19,497)

Right of use depreciation (d)	(9,812)	(8,586)	(10,521)

Depreciation and amortization (e)	(3,917)	(4,642)	(5,998)

Other operating expenses (f)	(4,240)	(5,199)	(5,021)

Travel and representations	(1,271)	(933)	(3,589)

Condominium expenses	(2,598)	(2,818)	(2,953)

Payroll taxes	(3,669)	(2,132)	(2,230)

Rental expense	(540)	(428)	(313)

Telephony services	(242)	(278)	(315)

Legal	(99)	(146)	(204)

Accounts receivables allowance	(21)	(59)	(69)

Office consumables	(1)	—	(41)

	(222,998)	(124,245)	(113,287)
(a) Personnel and profit-sharing
Since 2021, as part of the Company reorganization before the IPO, the personnel of Vinci Partners Investimentos Ltda. were hired by Vinci and its subsidiaries and will be remunerated accordingly to the rules applied to other professionals of the Group, which includes the profit-sharing program. Therefore, the increase in the profit-sharing and personnel expenses are due to the inclusion of the personnel in the estimated amount in 2021.
According to the profit-sharing program and based on Brazilian Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 98,970 (R$ 37,198 in 2020 and R$ 28,788 in 2019) for the year ended December 31, 2021.
(b) Share-based payments
See note 22 for more details.
(c) Third party expense
Third party expense is composed for accounting, advisory, information technology, marketing, and other contracted services. The increase is mainly related to investments in Vinci branding through marketing expenses, IT expenses in connection to the growth of Vinci’s operation, as well as audit services.
(d) Right of use depreciation
See note 10 for more details.

F-
50

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(e) Depreciation and amortization
The amount is mainly comprised by property and equipment depreciation.
(f) Other operating expenses
The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

17	Finance profit/(loss)

	2021	2020	2019
Investment income (i)	27,982	9,066	20,244
Foreign currency variation income	—	416	56
Financial revenue on sublease agreements	197	519	800
Other finance income	332	49	61

Finance income	28,511	10,050	21,161

Financial expense on lease agreements	(12,281)	(12,209)	(11,980)
Bank fees	(119)	(258)	(86)
Interest and arrears	(80)	—	—
Investment losses (i)	—	(234)	—
Fines on taxes	(65)	—	(3)
Financial expense on liabilities at amortized cost	—	(203)	(181)
Interest on taxes	(208)	—	(30)
Foreign currency variation expense	(372)	(193)	(196)
Other financial expenses	(4)	—	—

Finance costs	(13,129)	(13,097)	(12,476)

Finance profit/(loss), net	15,382	(3,047)	8,865

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below:

	2021	2020	2019
Mutual funds and fixed income investments	25,620	2,604	2,819
Private equity funds	2,362	6,462	16,803
Real Estate listed funds	—	—	99
Public equities funds	—	—	523

	27,982	9,066	20,244

Mutual funds	—	—	—
Private equity funds	—	(71)	—
Real Estate listed funds	—	(77)	—
Public equities funds	—	(86)	—

	—	(234)	—

F-5
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

18	Income tax and social contribution
As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.
Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda and Vinci Equities Gestora de Recursos Ltda are taxed based on the deemed profit. Vinci Equities was taxed on deemed profit until 2020 and changed to profit regime since January 1st, 2021.
Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on December 31, 2021 is R$ 2,494 (R$ 2,769 on December 31, 2020).
No foreign subsidiaries presented net income for taxation of income and social contribution taxes in 2021, 2020 and 2019.
The income tax and social contribution charge on the results for the year can be summarized as follows:

	2021	2020	2019

Current income tax	(41,510)	(11,462)	(23,738)
Current social contribution	(15,260)	(31,204)	(8,621)

	(56,770)	(42,666)	(32,359)

Deferred income tax	5,546	(206)	(3,033)
Deferred social contribution	1,997	(574)	(1,091)

	7,543	(780)	(4,124)

F-5
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Deferred tax balances

	12/31/2021	12/31/2020

Deferred tax assets

Tax losses	2,494	2,769

Leases	2,476	1,799

Total	4,970	4,568

Deferred tax liabilities

Financial revenue	(1,815)	(7,842)

Estimated revenue	(2,107)	(2,997)

Leases	—	(224)

Total Income Tax	(3,922)	(11,063)

Estimated revenue	(1,094)	(1,557)

Total (Taxes and contribution)	(1,094)	(1,557)

Total deferred tax liabilities	(5,016)	(12,620)

F-5
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Movements	Tax losses	Leases	Total

Deferred tax assets

As at December 31, 2019	1,161	1,046	2,207

to profit and loss	1,608	753	2,361

As at December 31, 2020	2,769	1,799	4,568

to profit and loss	(275)	677	402

As at December 31, 2021	2,494	2,476	4,970

Movements	Financial Revenue	Estimated Revenue	Leases	Total

Deferred tax liabilities
As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)

to profit and loss	(2,111)	(1,738)	112	(3,737)

As at December 31, 2020	(7,842)	(4,554)	(224)	(12,620)

to profit and loss	6,027	1,353	224	7,604

As at December 31, 2021	(1,815)	(3,201)	—	(5,016)

F-5
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Tax effective rate

	2021	2020	2019

Profit (loss) before income taxes	257,842	212,600	192,115
Combined statutory income taxes rate - %	34%	34%	34%

Income tax benefit (expense) at statutory rates	(87,666)	(72,284)	(65,319)
Reconciliation adjustments:
Expenses not deductible	(392)	(93)	(323)
Tax loss compensation	—	—	361
Tax loss accrual	—	—	1,161
Tax benefits	825	440	—
Share based payments	(371)	—	—
Effect of presumed profit of subsidiaries (i)	38,279	28,435	27,812

Other additions (exclusions), net	98	56	(175)

Income taxes expenses	(49,227)	(43,446)	(36,483)
Current	(56,770)	(42,666)	(32,360)
Deferred	7,543	(780)	(4,123)

Effective rate	19%	20%	19%

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
The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 21,003, including profit-sharing compensation (2020—R$ 3,987) for the year ended December 31, 2021.
Accordingly, to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2022, after the Management approval. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of December 31, 2021.

F-5
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Receivables from related parties
The Entity receivables from related parties as of December 31, 2021 and 2020, as shown in the table below:

	12/31/2021	12/31/2020
Telecom Investimentos S.A.	80	80
Vinci Infra Investimentos V2I S.A.	64	49
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Grassano Participações SA	—	53
Accadia Participações AS	75	51
Norcia Participações SA	39	22
Personal Care Participações SA	1	—
Mental Health Participacões SA	1	—

	265	260

(c)	Prepayments to employees
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
The Entity’s operations are segmented according to the organization and management model approved by management, and they are divided as follows:
Private Market Strategies
Comprises the investments in illiquid funds, as described below:

(i)	Private Equity
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

F-5
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Real Estate
The Real Estate Investment Funds segment are focused shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio.

(iii)	Infrastructure
The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments:
power, oil & gas, transportation & logistic and water & sewage.

(iv)	Credit
This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages.
Liquid Strategies
Comprises the investments in liquid funds, as described below:

(i)	Hedge Funds
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

(ii)	Public equities
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

F-5
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	138,403	98,542	74,373	66,829	—	378,147
Abroad	78,206	7,766	31,917	—	—	117,889

Gross revenue from services rendered	216,609	106,308	106,290	66,829	—	496,036

Fund Advisory fee	6,178	—	59	66,829	—	73,066
Fund Management fee	205,162	95,441	83,718	—	—	384,321
Fund Performance fee	5,269	10,867	22,513	—	—	38,649
Taxes and contributions	(11,488)	(9,108)	(4,202)	(5,780)	—	(30,578)

Net revenue from services rendered	205,121	97,200	102,088	61,049	—	465,458
(-) General and administrative expenses	(45,118)	(26,313)	(28,258)	(12,513)	(110,796)	(222,998)

Operating profit	160,003	70,887	73,830	48,536	(110,796)	242,460

Finance income						28,511
Finance cost						(13,129)

Finance result, net						15,382

Profit before income taxes						257,842
Income taxes						(49,227)

Profit for the year						208,615

F-5
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2020
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	117,566	62,411	54,178	30,338	—	264,493
Abroad	71,786	14,167	8,790	—	—	94,743

Gross revenue from services rendered	189,352	76,578	62,968	30,338	—	359,236

Fund Advisory fee	1,096	—	135	30,338	—	31,569
Fund Management fee	172,573	64,736	48,489	—	—	285,798
Fund Performance fee	15,683	11,842	14,344	—	—	41,869
Taxes and contributions	(9,859)	(3,821)	(3,040)	(2,624)	—	(19,344)

Net revenue from services rendered	179,493	72,757	59,928	27,714	—	339,892
(-) General and administrative expenses	(22,603)	(9,309)	(10,789)	(3,012)	(78,532)	(124,245)

Operating profit	156,890	63,448	49,139	24,702	(78,532)	215,647
Finance income						10,050
Finance cost						(13,097)

Finance result, net						(3,047)

Profit before income taxes						212,600
Income taxes						(43,446)

Profit for the year						169,154

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2019
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	108,198	64,514	35,339	7,890	—	215,941
Abroad	72,598	14,577	7,977	—	—	95,152

Gross revenue from services rendered	180,796	79,091	43,316	7,890	—	311,093

Fund Advisory fee	2,313	—	1,736	7,890	—	11,939
Fund Management fee	162,555	44,583	26,687	—	—	233,825
Fund Performance fee	15,928	34,507	14,892	—	—	65,327
Taxes and contributions	(7,038)	(3,994)	(2,660)	(682)	—	(14,374)

Net revenue from services rendered	173,758	75,096	40,655	7,208	—	296,717
(-) General and administrative expenses	(21,484)	(10,133)	(8,467)	(2,727)	(70,476)	(113,287)

Operating profit	152,274	64,963	32,188	4,481	(70,476)	183,430
Finance income						21,161
Finance cost						(12,476)

Finance result, net						8,685

Profit before income taxes						192,115
Income taxes						(36,483)

Profit for the year						155,632

F-
60

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

21	Legal Claim
As of December 31, 2021 and 2020, the Entity is not aware of disputes classified as probable chance of loss.
Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	12/31/2021	12/31/2020

Tax	18,753	22,234
Civil	—	—
Labor	1,817	1,883

Total	20,570	24,117

Tax Claims
Vinci Gestora is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer’s portion and Work Accident Insurance (SAT) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,235.
On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 15,518 for the calendar year of 2013.

22	Share-based payments
The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on December 31, 2021.
Stock Options
On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity’s shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company. The key terms and conditions related to the grants under the SOP are as follows:

# Tranche	Period in months when options will become potentially suitable for exercise (“Grace Period”)	Limit per tranche
		(percentage of the number of options granted)	(quantity of the number of options granted)
1st tranche	12	20%	332,498
2nd tranche	24	20%	332,498
3rd tranche	36	60%	997,485

1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

	12/31/2021

Dividend yield (%)		5
Expected volatility (%)		35
Risk-free rate of return (%)		0.40
Vesting period of options (years)		3
Strike price	US$	18.00
Spot price	US$	11.22
Pricing model		Black-Scholes-Merton
The initial date of Grace Period for the options granted will be February 1st, 2021, the Company’s Initial Public Offer settlement day. The Participant will have the right to exercise their vested options from the third anniversary of the date of execution of the program up to 1 year, after which the referred options will be automatically forfeited, in full, regardless of prior notice or notification, and without the right to any indemnity. No Participant will have any of the rights and privileges of the Company’s shareholders until the options are duly exercised and the shares under the options are acquired by the Participant.
The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.
The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.
As of December 31, 2021, there are stock options outstanding with respect to 1,662,481 Class A common shares.
The total expense recognized for the programs for the year ended December 31, 2021 was R$ 3,670.

23	Commitment
The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds on December 31, 2021 and 2020 are as follow:

	12/31/2021	12/31/2020
Vinci Impacto e Retorno IV Feeder B	8,906	5,945
Vinci Capital Partners III Feeder FIP Multiestratégia	1,921	2,465
Nordeste III FIP Multiestratégia	1,913	1,967
Vinci Infraestrutura Água e Saneamento FIP - IE	48,727	—
Vinci Fulwood DL FII	56,000	—
Vinci Strategic Partners FIM CP	5,000	—

	122,467	10,377

24	Subsequent events
Accordingly, to the Repurchase Program (Note 14 (f)), from January 1, 2022 to February 21, 2022, 197,250 Class A common shares were repurchased by the Entity, in the amount of R$ 13,050.

F-6
2