Form 20-F
period 2022-12-31
Vinci Partners Investments Ltd.
filed 2023-04-18
CIK 1826286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
The number of outstanding shares as of the date of this annual report was 40,614,497 Class A common shares and 14,466,239 Class B common shares.
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
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:  ☐
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

We present in this annual report the audited consolidated financial statements of Vinci Partners for the years ended December 31, 2022 and 2021, and the audited consolidated financial statements of Vinci Partners Brazil for the year ended December 31, 2020. Both the audited consolidated financial statements of Vinci Partners and Vinci Partners Brazil were prepared in accordance with IFRS, as issued by the IASB. The comparative historical figures presented in Vinci Partners’ audited consolidated financial statements are the ones of its predecessor entity and wholly-owned subsidiary, Vinci Partners Brazil.

Both Vinci Partners and Vinci Partners Brazil maintain their books and records in Brazilian reais, the presentation currency for their financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, the financial information presented herein as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, is stated in Brazilian reais, our reporting currency. The consolidated financial information of Vinci Partners contained in this annual report is derived from Vinci Partners’ audited consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, together with the notes thereto. The consolidated financial information of Vinci Partners Brazil contained in this annual report is derived from Vinci Partners Brazil’s audited consolidated financial statements as of December 31, 2020, and for the year ended December 31, 2020, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to the audited consolidated financial statements of both Vinci Partners and Vinci Partners Brazil included elsewhere in this annual report. All references herein to “we,” “us,” “our,” or the “Company” are to (i) Vinci Partners, following the contribution of Vinci Partners Brazil’s quotas to us by Vinci Partners Brazil’s quotaholders, as described above, or (ii) Vinci Partners Brazil, prior to such contribution.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended December 31 of that calendar year.

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

As of December 31, 2022, we had a total of 55,080,736 common shares issued and outstanding, 14,466,239 of these shares were Class B common shares beneficially owned by Gilberto Sayão da Silva, and 40,614,497 of these shares were Class A common shares beneficially owned by the other former quotaholders of Vinci Partners Brazil and our public shareholders. In addition, 1,832,852 Class A common shares were held in treasury. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The following chart shows our simplified current corporate structure, after giving effect to our corporate reorganization, the Contribution and the IPO:

Gilberto Sayão da Silva
Alessandro Monteiro Morgado Horta
Paulo Fernando Carvalho de Oliveira
Other partners
Public Float
Class B Common Shares
78,1% of voting power
26,3% of economic interest
Class A Common Shares
4,5% of voting power
15% of economic interest
Class A Common Shares
1,1% of voting power
3,8% of economic interest
Class A Common Shares
9,1% of voting power
30,6% of economic interest
Class A Common Shares
7,3% of voting power
24,4% of economic interest
Vinci Partners Investments Ltd.
100.00%
Vinci Partners Investimentos Ltda.
Vinci Equities Gestora de Recursos Ltda.
100.00%
Vinci Capital Gestora de Recursos Ltda.
99.99%
Vinci GGN Gestão de Recursos Ltda.
99.99%
Vinci Asset Allocation Ltda.
75.00%
Vinci Infraestrutura Gestora de Recursos Ltda.
100.00%
Vinci Soluções de Investimentos Ltda
99.99%
90.00%
SPS Capital Gestão de Recursos Ltda.
100.00%
Vinci Partners USA, LLC (Delaware)
99.99%
Vinci Assessoria Financeira Ltda.
99.99%
Vinci Real Estate Gestora de Recursos Ltda.
99.99%
Vinci APM Ltda.
15.83%
84.17%
Vinci Gestora de Recursos Ltda.
85.00%
Vinci Holding Securitária Ltda.
99.99%
0.01%
Vinci Vida e Previdência S.A.

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

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Brazilian Central Bank.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings, and Distributable Earnings Margin, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors.

We present fee related earnings, or FRE, because we believe this metric is useful to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization. Until December 31, 2020, our FRE was calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees. Since then, management updated the definition of FRE previously reported in our annual report on Form 20-F as follows: (i) beginning in the year ended December 31, 2021, share-based payments were added to the calculation in light of the creation of our stock option plan; and (ii) beginning in the year ended December 31, 2022, certain non-operational expenses relating to professional services rendered in connection with our acquisitions and our international corporate organization were added to the calculation to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations. FRE Margin is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory.

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

We present Distributable Earnings as a metric used by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) depreciation and amortization, less (h) contingent consideration (earn-out) gain (loss) (after tax). Until December 31, 2020, Distributable Earnings was calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income. Beginning in the year ended December 31, 2020, management updated the definition of Distributable Earnings previously reported in our Registration Statement on Form F-1 (File No. 333-251871) to improve the analysis of non-cash components and for this reason depreciation and amortization have been added back. Moreover, beginning in the year ended December 31, 2021, management updated the definition of Distributable Earnings previously reported in our annual report on Form 20-F in light of the creation of our stock option plan and, for this reason, share-based payments has been added to the calculation. Beginning in the year ended December 31, 2022, management updated the definition of Distributable Earnings previously reported in our annual report on Form 20-F in light of a new line item in our financial statements, contingent consideration (earn-out) gain (loss), which may become payable in future periods a result of our acquisition of SPS Capital in the year ended December 31, 2022. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Acquisition of SPS Capital.” Distributable Earnings Margin is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from advisory and realized gain from investment income.

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

Because Dividends to Partners are no longer paid beginning in the year ended December 31, 2021, Adjusted FRE, Adjusted FRE Margin, Adjusted PRE and Adjusted PRE Margin for the years ended December 31, 2022 and 2021 are equal to FRE, FRE Margin, PRE and PRE Margin for the years ended December 31, 2022 and 2021, respectively. See “—Factors Affecting the Comparability of Our Results of Operations” for a description of our historical practice for distributing dividends to our partners. Our Distributable Earnings, Distributable Earnings Margin, profit for the year and profit margin differ for the years ended December 31, 2022 and 2021 differ from our Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit and Adjusted Profit Margin, respectively, as a result of the adjustments described in this annual report.

We present Adjusted FRE because we believe this metric is useful to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income and expenses that do not arise from our normal course of operations. Adjusted FRE is calculated as FRE less Dividends to Partners, excluding performance fee-related dividends. Adjusted FRE Margin is calculated as Adjusted FRE divided by the sum of net revenue from fund management and net revenue from advisory.

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

We present Adjusted Distributable Earnings as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, less (a) Dividends to Partners, excluding unrealized performance fee-related dividends, and (b) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (including income tax related to realized expense). Beginning in the year ended December 31, 2022, management updated the definition of Adjusted Distributable Earnings previously reported in our annual report on Form 20-F in light of certain non-operational expenses relating to professional services rendered in connection with our acquisitions and our international corporate organization, in order to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations. Adjusted Distributable Earnings Margin is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management and net revenue from advisory and realized gain from investment income.

We present Adjusted Profit for the year because management evaluates this measure and we believe it can provide useful information to investors and analysts regarding the net results of our business, excluding Dividends to Partners. We calculate Adjusted Profit for the year as profit for the year less (a) Dividends to Partners, (b) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (including income tax related to realized expense), and (c) contingent consideration (earn-out) gain (loss) (after tax). Beginning in the year ended December 31, 2022, management updated the definition of Adjusted Distributable Earnings previously reported in our annual report on Form 20-F in light of (i) certain non-operational expenses relating to professional services rendered in connection with our acquisitions and our international corporate organization, in order to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations, and (ii) a new line item in our financial statements, contingent consideration (earn-out) gain (loss), which may become payable in future periods a result of our acquisition of SPS Capital in the year ended December 31, 2022. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Acquisition of SPS Capital.” Adjusted Profit Margin for the year is calculated as Adjusted Profit for the year divided by the sum of net revenue from fund management and net revenue from advisory.

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

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank or the World Bank, as well as private sources, such as ANBIMA, B3 S.A. – Brasil, Bolsa Balcão, or the B3 , Bloomberg, the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, CVM, Inter.B Consultoria Internacional de Negócios, McKinsey & Company, Oliver Wyman, and Reuters, among others.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally, and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

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

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	competition in the investment advisory and financial services industry;

•	our ability to implement our business strategy;

•	the investment performance of investment funds managed by our asset managers or by third parties;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	the actual and potential effects of health crises, such as the COVID-19 pandemic, and their potential to have an ongoing adverse impact on global, regional and national economies;

•	our ability to continue attracting and retaining new appropriately skilled employees;

•	our capitalization and ability to fund new investments or integrate new acquisitions;

•	our ability to adapt to the rapid pace of technological changes in the financial services industry;

•

the interests of our controlling shareholder, Gilberto Sayão da Silva, who owns 100% of our outstanding Class B common shares, which represents approximately 78.1 % of the voting power of our issued share capital;

•	changes in government regulations applicable to the financial services and insurance industries in Brazil and elsewhere;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in investors’ demands regarding investment products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity, and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Certain of our funding costs and the returns on certain of our investment funds are tied to certain interest rate indices or other benchmark indices, such as the Brazilian long-term interest rates (taxa de juros de longo prazo or taxa de longo prazo), or the TJLP/TLP rates, the Brazilian interbank deposit rate (taxa de depósito interbancário), or the CDI Rate, the Brazilian basic interest rate (taxa SELIC), or the SELIC Rate, certain inflation indices and certain B3 indices. In addition, carrying costs and the returns on certain of our investment funds based in the United States are tied to or denominated in U.S. dollars, exposing us to risks associated with fluctuations in rate of exchange of U.S. dollars for Brazilian reais. We may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, with a consequent adverse effect on our business, financial condition and results of operations.

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

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2022 and 2021, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021. The material weaknesses identified refer to our insufficient accounting processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC. We have a remediation plan to improve our internal control over financial reporting, but there is no assurance that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.

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

•

We could be adversely affected by a protracted economic downturn caused by health crises such as the COVID-19 pandemic or by sudden changes in global liquidity conditions as a result of the actions of major central banks.

Our portfolio investments and our business could be materially and adversely affected by the risks related to health crises, such as the COVID-19 pandemic. The ultimate extent of the impact of such health crises on our business, financial condition and results of operations will depend on future developments, which are uncertain and out of our control. Higher interest rates globally may also lead to sudden changes in global liquidity conditions causing increased volatility in asset prices around the world.

Risks Relating to Our Class A Common Shares

•	The concentration of our ownership and voting power with Gilberto Sayão da Silva limits your ability to influence corporate matters.

Gilberto Sayão da Silva controls our company through his beneficial ownership of all of our outstanding Class B common shares, representing 78.1% of the combined voting power of our issued share capital. So long as Mr. Sayão da Silva beneficially owns a sufficient number of Class B common shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions.

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

Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic and political uncertainty, such as those deriving from the new Brazilian government that took office on January 1, 2023, changes in laws (including laws relating to taxation), trade barriers and trade tension (including between the United States and China), commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, such as the ongoing war between Ukraine and Russia, terrorist acts or security operations). Future market conditions may be less favorable compared to current and historical market conditions. Adverse conditions in financial markets and the economy can adversely impact our results of operations and financial condition by decreasing our AUM (both directly through a decline in market value or through clients withdrawing investments) and thereby decrease our performance and management fees, as well as by decreasing the investment income we earn from our proprietary investments.

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

In addition, our ability to raise capital could be adversely affected by general conditions in the global economy and in the global financial markets, including as a result of the turmoil caused in the banking sector by current macroeconomic conditions. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation was appointed receiver of Silicon Valley Bank. On March 11, 2023, Signature Bank was similarly closed and placed into receivership. Although we did not hold deposits at these financial institutions, our banking relationships and cash deposits could be adversely affected by the volatility in the U.S. banking system and our capital raising ability may be impacted by any downturn caused in the availability of liquidity caused by disruptions to the U.S. banking system or the banking system globally.

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

Certain of our funding costs and the returns on certain of our investment funds are tied to certain interest rate indices or other benchmark indices, such as the TJLP/TLP rates, the CDI Rate, the SELIC Rate, certain inflation indices and certain B3 indices. In addition, carrying costs and the returns on certain of our investment funds based in the United States are tied to or denominated in U.S. dollars, exposing us to risks associated with fluctuations in rate of exchange of U.S. dollars for reais. We have no control over fluctuations in interest rates, market indices or exchange rates and we may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, which would have a material adverse effect on our business, financial condition and results of operations. See “—Certain Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares” and “—We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk.”

We have significant liquidity requirements, and adverse market and economic conditions may adversely affect our sources of liquidity, which could adversely affect our financial condition and results of operations.

We expect that our primary liquidity needs will consist of cash required to:

•

continue to grow our business lines, including seeding new strategies, funding our capital commitments made to existing and future funds (which, as of December 31, 2022, amounted to R$712.6 million), and otherwise supporting investment vehicles that we sponsor;

•	service any contingent liabilities that may give rise to future cash payments; and

•	fund cash operating expenses and contingencies, including for litigation matters.

These liquidity requirements are significant and, in some cases, may require cash outlays over time or involve capital that will remain invested for extended periods of time. In the event that our liquidity requirements were to exceed available liquid assets for the reasons specified above or for any other reasons, there can be no assurance that we will be able to generate sufficient cash flows from realizations of investments to fund them, which could force us to sell assets or seek to raise debt or equity capital on unfavorable terms. For further discussion of our liquidity needs, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our earnings and cash flow are highly variable due to the nature of our business and we do not intend to provide earnings guidance, each of which may cause the value of interests in our business to be volatile.

Our earnings are highly variable from quarter to quarter due to the volatility of investment returns of most of our funds, other investment vehicles and our balance sheet assets and the transaction and other fees earned from our businesses. We recognize earnings on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds and for certain of our recent funds, when a performance hurdle is achieved. During times of market volatility, the fair value of our funds and our balance sheet assets are more variable, and as publicly traded equity securities currently represent a proportion of the assets of many of our funds and balance sheet assets, volatility in the equity markets may have a significant impact on our reported results. A decline in realized or unrealized gains, a failure to achieve a performance hurdle or an increase in realized or unrealized losses, would adversely affect our profit for the period.

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

Our funds may be forced to dispose of investments at a disadvantageous time.

Our funds may make investments of which they do not advantageously dispose of prior to the date the applicable fund is dissolved, either by expiration of such fund’s term or otherwise. Although we generally expect that our funds will dispose of investments prior to dissolution or that investments will be suitable for in-kind distribution at dissolution, we may not be able to do so. We have only a limited ability to extend the term of the fund with the consent of fund investors or the advisory board of the fund, as applicable, and therefore, we may be required to sell, distribute or otherwise dispose of investments at a disadvantageous time prior to dissolution. This would result in a lower than expected return on the investments and, perhaps, on the fund itself.

A decline in the pace or size of investment by our funds would reduce the revenues we receive from fees.

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

Actual or potential epidemics, pandemics, outbreaks, or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our investment portfolio and consequently our business and financial condition.

Our portfolio investments and our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, negatively impacted the global economy, disrupted supply chains, and created significant volatility in global financial markets. Reflecting this, the COVID-19 pandemic has caused the levels of equity and other financial markets to decline sharply and to become volatile since the onset of the impacts of COVID-19, and the market volatility resulting from the COVID-19 pandemic caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.

The COVID-19 pandemic and government measures taken in response thereto led to significant disruptions in our funds’ portfolio companies’ businesses and to long-term disruptions or closures. In addition, significant market fluctuations or macroeconomic conditions driven by the COVID-19 pandemic and related developments have resulted in fluctuations in the fair value component of our assets under management, or AUM, and could result in additional fluctuations in our AUM depending on the severity and extent of the ongoing pandemic. For example, one lasting macroeconomic effect of the COVID-19 pandemic was the increase in government expenditures and a sharp reduction in interest rates to minimize the negative economic impact at the time of the crisis. These stimuli led to a global surge in inflation and, as a result, a sharp rise in interest rates in the post-pandemic period. Increased real interest rates have led and may continue to lead to sudden changes in global liquidity conditions causing increased volatility in asset prices around the world and, therefore, adversely affect financial markets in the future.

The ultimate extent of the impact of COVID-19 and other potential impacts of an epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted with any certainty. Such developments could therefore have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

The financial services market is highly competitive. Our growth will depend on a combination of the continued expansion of the financial services we offer and our ability to increase our market share. Our primary competitors include other alternative investment advisors as well as traditional financial services providers such as affiliates of financial institutions and well-established financial services companies in Brazil. In addition, although we do not compete directly for international capital with U.S. and European alternative asset managers in fundraising, our ability to raise international institutional capital for certain Private Markets strategies could be adversely affected by globally challenging market conditions. We also face competition from non-traditional financial services providers that have significant financial resources and develop different kinds of services.

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

We have a strong corporate culture and continuously work to uphold this corporate culture within our organization. Our growth across new product offerings, investment opportunities, asset classes and markets may lead to organizational and cultural challenges. Without the existence of thoughtful strategies aimed at maintaining corporate culture despite rapid growth, there is a risk that our corporate culture will be diluted, and our values will change over time. Our focus on our personnel has further been decisive in retaining employees and maintaining good organizational health.

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

In the last five years, the Brazilian basic interest rate, known as the SELIC Rate, fell from a nominal 14.25% per year to as low as 2.0% until March 2021. This rapid and significant drop in the SELIC Rate initiated a never-before-seen migration of capital flows to alternative asset management products, accelerating the migration of retail and institutional investors in Brazil from fixed-income products to alternative investments, such as ours. However, with global economic recovery currently underway, and as a result of disruptions in global supply chains, commodity prices (and prices generally) increased significantly in 2021 and 2022, leading to a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC Rate throughout 2021 and 2022 to 13.75% as of December 31, 2022, in an attempt to curb rising inflation, which, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, came in at 5.8% for the year ended December 31, 2022. Although additional increases are not expected in 2023, rates may eventually be increased if inflation rates turn out to be more persistent than currently expected. The market estimates the SELIC Rate at 12.75% as of December 31, 2023 according to the Brazilian Central Bank’s February 24, 2023 Focus report, an estimate which has been consistently revised upwards in recent weeks.

In the year ended December 31, 2022, we posted a positive performance despite this hike in interest rates. The aforementioned nominal rates translate into real rates at around 8% (one-year nominal rate deflated by market expectations for inflation in the next 12 months). The neutral real interest rate in Brazil is estimated to be approximately 4%, which means that the current 8% rate is already at a level poised to reduce inflation in due course. Market expectations compiled by the Brazilian Central Bank’s Focus survey point to interest rates and inflation dropping in the coming years. As the environment of lower SELIC Rates resumes in the future, we expect to continue drawing retail investors to alternative asset classes; we also believe the share of investment from Brazilian institutional investors in listed funds, which is currently low, may increase significantly in the coming years, which could continue to support the potential growth in this asset class.

If, contrary to current market expectations based on the Focus survey, basic interest rates are further increased, this could result in a significant slowdown in our AUM growth and could necessitate a shift by us to investments in other asset classes or change our mix of investments, and we may not be able to generate the same investment returns that we have generated historically, or could experience a loss on in investments in real terms. In addition, if the positive trends in the asset management industry do not continue or if the industry were to be subject to negative trends, this may impede our ability to raise capital for new funds. Furthermore, fund investors’ investment returns can be impacted by overall public share prices and a decrease in share prices may affect our funds’ returns to fund investors.

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

To meet the demands of fund investors, we have a multi-strategy Private Markets platform including private equity, real estate, infrastructure, credit and special situations, enabling fund investors to simplify their investment manager relationships by investing across multiple investment strategies with the same manager. If fund investor requirements and preferences change, this could adversely affect the level of interest for investing in specific asset classes or investing in our funds. Such changes may impede our ability to raise capital for new funds, which could adversely affect our business, financial condition and results of operations.

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

Moreover, Regulation (EU) 2019/2088 on the EU Sustainable Finance Disclosure Regulation came into force on March 10, 2021 and was further supplemented by Level 2 Regulatory Technical Standards that came into force on 1 January 2023 (together, the “SFDR”). The SFDR imposes disclosure requirements on “financial market participants,” which include alternative investment fund managers, or “AIFMs,” authorized under the Alternative Investment Fund Managers Directive, in respect of “financial products”, which include alternative investment funds, or “AIFs.” In particular, the disclosures obligations under the SFDR consist of entity (e.g., AIFM)-level disclosures and product (e.g., AIF or portfolio)-level disclosures. Such disclosure must be made variously in pre-contractual information to investors, in periodic investor reports and publicly on firms’ websites. Furthermore, the SFDR imposes additional disclosure obligations for: (i) Article 8 products (products that promote environmental or social characteristics, colloquially known as “light green funds”); and (ii) Article 9 products (products that have sustainable investment as their objective, colloquially known as “dark green funds”). Vinci Impact Climate Change fund, or VICC, is a non-EU AIFM, and, as a result, pursuant to the SFDR, we are required to, among other things, prepare entity-level disclosures, and product-level disclosures and periodic reports in respect of its AIFs. Accordingly, the provisions of the SFDR may affect the fundraising process for VICC and for Vinci Impact and Return V fund with European limited partners, and may impose additional operating costs on us, which may be borne by the AIFs.

As of the date of this annual report, we believe that VICC’s AIFs promote environmental and/or social characteristics and, therefore, we intend to comply with the disclosure requirements that are applicable to Article 8 funds under the SFDR. In the future, we may seek to effect the requisite changes at entity-level and at product-level for VICC’s AIFs to comply with the disclosure requirements that are applicable to Article 9 funds. Nonetheless, we may be subject to regulatory action or financial penalties if VICC fails to comply with applicable requirements under the SFDR, and failure to adequately or accurately disclose information in relation to the environmental or social characteristics, or any sustainable investment objective, of its AIFs could expose us to litigation or other legal or regulatory actions.

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

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft, SS&C Eze, and Cirion Technologies, among others. The functions these service providers provide include portfolio management and asset allocation services, compliance management, communication systems, registration systems, data control systems, information security systems, and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we rely on certain systems and institutions to allow our portfolio managers to access real-time market information data, such as Bloomberg, Reuters, Broadcast, Quantum and Economática, which are essential for our managers to make their investment decisions and take certain actions (such as making trades). Any failure of such information providers to update or deliver such data in a timely manner could lead to potential losses of our funds, which may in turn affect our business operations and reputation and may cause us to incur losses.

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

There are often no readily ascertainable market prices for a portion of the investments of funds that we manage. As of December 31, 2022, investments in non-listed companies comprise 91.3% of investments in portfolio companies for the private equity funds that we manage. Valuations of the investments held by our funds are generally prepared in line with applicable and recognized valuation processes and procedures (including, in respect of private equity investments in accordance with the international private equity and venture capital valuation guidelines) prepared by either our management team or third-party specialist firms. There is a risk that investments held by our funds will not be realized for amounts equal to, or greater than, the amounts at which they are valued, or that the past valuations based on such performance information will not accurately reflect the realization value of such investments. An investment’s actual realization value will depend on, among other factors, future operating results of the relevant investment, the value of the assets and market conditions at the time of disposal, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which previous valuations were determined.

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

We are subject to uncertainties that are common across the securities industry. These uncertainties include:

•

the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes, in particular in the context of the lasting global macroeconomic effects of COVID-19 and the ongoing conflict between Russia and Ukraine on inflation, interest rates and political turbulence, and new economic directives arising from the new Brazilian government that took office on January 1, 2023;

•	extensive governmental regulation;

•	litigation;

•	intense competition;

•	poor performance of investments made by us or by third party investment managers with whom we invest;

•	substantial fluctuations in the volume and price level of securities; and

•	dependence on the solvency of various third parties.

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in our having difficulty selling securities. In the event of a market downturn, or in the event of increased market volatility, our business could be adversely affected in many ways, potentially for a prolonged period of time.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner, quotaholder or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “—Certain Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 8.—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

Risk management activities may adversely affect the return on our funds’ investments.

When managing our exposure to market risks, we may (on our own behalf or on behalf of our funds) from time to time decide to use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates (as described below in “—We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk”) and commodity prices. The success of any hedging or other derivative transactions generally will depend on our ability to correctly predict market changes, the degree of correlation between price movements of a derivative instrument, the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while we may enter into a transaction in order to reduce our exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

While such hedging arrangements may reduce certain risks, such arrangements themselves may entail certain other risks. These arrangements may require the posting of cash collateral at a time when a fund has insufficient cash or illiquid assets such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. Moreover, these hedging arrangements may generate significant transaction costs, including potential tax costs, which reduce the returns generated by a fund. Finally, regulatory agencies may in the future require certain foreign exchange products to be subject to mandatory clearing, which could increase the cost of entering into currency hedges.

We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk.

We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are require to convert into the relevant foreign currencies in order to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations including, for example as a result of overall market declines and increased volatility due to the COVID-19 pandemic, changes in the prices of commodities exported by Brazil and sudden changes in the global liquidity conditions caused by interest rate hikes in the main global financial centers, such as the United States and the European Union.

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

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2022, 2021 and 2020. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS and the SEC and managing access to our systems, data and end-user computing, or EUC, controls, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, in 2021, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies. In 2022, the consultant along with the Company, mapped out the processes and designed a risk and control framework relating to internal controls over financial reporting, and suggested action plans for some of our internal controls to be validated by the applicable staff. We expect that the consultant’s work will be completed in 2023, which will enable us to focus on controls gaps and related action plans. Notwithstanding, as the risk and control framework requires continuous updating, new risks and controls or control gaps that are not mapped in the current assessment may arise.

Additionally, we identified material weaknesses related to training, specifically, training to address financial reporting topics for a public company as of December 31, 2021 and 2020. Beginning in the year ended December 31, 2022 and continuing into 2023, we sought to address these material weaknesses by appointing a firm to train our employees on financial reporting topics for a public company, and the material weakness has since been remedied. Continuous staff training is part of our culture and, consequently, we plan to continue to provide training in the year ended December 31, 2023 to relevant staff members related to this matter to mitigate the risk of uncovering material weaknesses in the future.

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

Moreover, we identified control deficiencies as of December 31, 2022, 2021 and 2020, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Beginning in the year ended December 31, 2022 and continuing into 2023, we have sought to remedy our control deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements.

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

As a firm mainly focused on asset management in Brazil, our business is subject to Brazilian laws and regulations relating to asset management in Brazil, comprising Federal Law No. 6,385/1976 and related rules and regulations issued by the CVM and ANBIMA, among others. Since the launching of our Vinci Retirement Services segment, or VRS, we have been subjected to the rules and regulations of the Brazilian Superintendency for Private Insurance (Superintendência de Seguros Privados), or the SUSEP. If we are unable to comply with these private insurance regulations in a timely manner, we may be subject to fines or other penalties.

In addition, by engaging in the insurance business, we are subject to a number of regulatory risks, such as (1) changes in solvency and minimum capital regulation, which could result in the need for increased capital to cover new solvency requirements and/or in the divestment of certain classes of assets; (2) changes in product regulation, which could materially alter the way in which our products are created, sold or operated in general; (3) intervention and/or liquidation proceedings by SUSEP in the event of solvency-sensitive scenarios, which could lead to material deviations or interruptions to our ordinary course of business and/or regulatory sanctions upon the Company and its management; and (4) incurrence of fines and other penalties (such as temporary suspension of activities or license cancellation) imposed by SUSEP for perceived breaches of applicable regulation, among others.

The laws, rules, and regulations that govern our business include or may in the future include those relating to consumer financial protection, tax, anti-money laundering and terrorist financing and escheatment (rules relating to unclaimed property). These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Brazil, including the CVM and the SUSEP. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business. In addition, during periods of heightened political and economic uncertainty, the Brazilian federal government could implement additional rules and regulations that could adversely impact our business. See “—Certain Risks Relating to Brazil—The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.”

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

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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

There are a number of proposed drafts of legislation currently before the Brazilian Congress that aim to implement overall tax reform, and the Brazilian federal government has made strong indications that it intends to effect tax reform and progress certain of these drafts in the near future. Among the drafts under discussion, there are proposals that aim to completely change the consumption taxation system, which would extinguish three federal taxes—excise tax, PIS and COFINS, as well as state value-added taxes, and municipal taxes—and would impose in their place a system of consumption-based, value-added taxes, which could lead to a higher tax burden on us as compared to ISS and PIS/COFINS. In addition, one such proposal is an income tax reform bill presented by the Brazilian federal government in June 2021 (Bill of Law No. 2,337/2021), which would subject dividends to tax withholding at a rate of 15% and establish an annual withholding tax on the gains of certain investment funds. This bill was approved by the Brazilian House of Representatives and is pending approval from the Brazilian Federal Senate and subsequent signature into law by the Brazilian President. If any tax reform is approved, or if there is any change in the laws and regulations that affects the taxes or tax incentives applicable to us and our subsidiaries or portfolio companies, such change or changes could, directly or indirectly, adversely affect our business and results of operations.

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

On September 23, 2020, the Brazilian federal government enacted Supplementary Law No. 175/2020, which aims to establish a standard for determining the location where ISS must be collected in connection with the rendering of specific services, including investment fund management. ISS is a municipal tax payable by the service provider. Under Supplementary Law No. 175/2020 the ISS collection location for fund management services changes from the municipality where the services originate to the municipality where the services are destined to, which means, in our case, the municipality of incorporation or residence of the quotaholders of the investment funds managed by us. Although ISS for our services is currently taxed in Rio de Janeiro, São Paulo and Recife (the municipalities where we have offices) at rates that range from 2% to 5%, the applicable rate may be defined by each municipality at up to 5%. Therefore, the new rules of Supplementary Law 175/2020 could cause an increase in ISS tax payable by us in connection with the services we provide, if we are required to pay ISS in municipalities that charge a ISS rate higher than the 2% rate charged in Rio de Janeiro and São Paulo.

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

The jurisdictions in which we operate have rules on transfer pricing that require intra-group transactions to be conducted on arm’s-length terms. Brazil did not comprehensively adopted the arm’s length terms until December 28, 2022, when Provisional Measure No. 1,152/2022 was enacted to adapt the Brazilian transfer pricing rules to fully adopt the arm’s length standard. The provisional measure must still be converted into law by the Brazilian Congress within 120 days of its enactment (excluding the parliamentary recess) signed into law by the Brazilian President. The Brazilian Congress can either convert, amend, or repeal the provisional measure, and the Brazilian President can sign it into law or veto it, in part or in full. According to the provisional measure, the new rules will be effective in 2024, but taxpayers may choose to apply the new rules in 2023.

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

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims, including, but not limited to, aspects of our business, corporate structure, executive compensation and dividend policies in our operational subsidiaries. Indemnity rights that we seek to negotiate in certain transactions may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed any amounts we are able to recover under any indemnity arrangements, such judgments or settlements could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

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

We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture—including, but not limited to, our acquisition of SPS Capital in 2022 (see “Item 4. Information on the Company—A. History and Development of the Company—Our History—Acquisition of SPS Capital”)—, and we may lose clients as a result of any acquisition, partnership or joint venture. In addition, we may be unable to realize the expected benefits, synergies or developments that we may initially anticipate. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.

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

We operate in a dynamic industry, and we have experienced significant change in recent years, and the emergence of new risks within the industries in which we operate or may operate in the future. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up to date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we and our funds are or may be exposed, we and our funds may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

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

Contingent liabilities could harm fund performance.

We may acquire or cause our funds to acquire companies or effect an investment that is subject to contingent liabilities, which includes our recent acquisition of SPS Capital. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Acquisition of SPS Capital.” Such contingent liabilities could be unknown to us at the time of acquisition or, if they are known to us, we may not accurately assess or protect against the risks that they present. Acquired contingent liabilities could thus result in unforeseen losses for our funds.

In addition, in connection with the disposition of an investment in a portfolio company, a fund may be required to make representations about the business and financial affairs of such portfolio company typical of those made in connection with the sale of a business. A fund may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by a fund, even after the disposition of an investment. Accordingly, the inaccuracy of representations and warranties made by a fund could harm such fund’s performance.

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

Potential changes in the insurance brokerage regulatory environment could have a material adverse effect on our business, financial condition, operating results and prospects for expansion.

The activities of our subsidiary Vinci Vida e Previdência S/A, or VVP, is subject to specific Brazilian laws and regulation enacted by the SUSEP and is licensed to operate life insurance and open-ended pension plans in Brazil. Changes in the laws and regulations applicable to the insurance and reinsurance market, and insurance brokers, could have a material adverse effect on the business of insurance companies. There is no guarantee that the Brazilian government, whether through SUSEP or any other instrumentality/government agency, will not change these laws and regulations, which may prevent or restrict the operations of VVP, adversely affecting our business, financial condition, operating results and prospects.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy, monetary policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	public health crises, such as the COVID-19 pandemic;

•	energy and water shortages and rationing;

•	commodity prices; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

In addition, 2022 was a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in Brazil tend to decrease and political uncertainty may generate greater instability and volatility in the domestic markets. Additional uncertainty may arise from the market’s perception of the new Brazilian government that took office on January 1, 2023. In either case, these factors may negatively affect the trading price of our Class A common shares.

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

According to the IPCA, Brazilian inflation rates were 5.8%, 10.1%, 4.5% and 4.3% as of December 31, 2022, 2021, 2020, and 2019, respectively. Brazil may continue to experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015, to 6.50% as of March 28, 2018 and maintained at that level until December 31, 2018. The COPOM reconfirmed the SELIC Rate of 6.50% in the first half of 2019, but reduced the SELIC Rate to 6.00% on August 1, 2019, and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC Rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020, to 2.00% on August 5, 2020. Then, after the rates were kept stable for four rounds of meetings, the COPOM repeatedly raised the SELIC Rate to 9.25% and 13.75% as of December 31, 2021 and 2022, respectively. As of the date of this annual report, the

SELIC Rate was set at 13.75%. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.8742 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.1967 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.5805 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.2177 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during the year. As of March 31, 2023, the exchange rate for the purchase of U.S. dollars as reported by the Brazilian Central Bank was R$5.0789 per US$1.00. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.3% in 2017, a growth of 1.8% in 2018, a growth of 1.4%

in 2019, a contraction of 4.1% in 2020, a growth of 4.6% in 2021, while, in 2022, the Brazilian GDP with a growth of 2.9%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

The ongoing military conflict between Russia and Ukraine has provoked strong reactions from the United States, the United Kingdom, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or NATO. Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the United Kingdom, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets, limiting its ability to access its dollar reserves, the United States, the EU and the United Kingdom have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth funds, selected Russian banks will also be removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the United Kingdom include major Russian banks from the United Kingdom financial system, stopping them from accessing sterling and clearing payments, preventing major Russian companies and the country from raising finances or borrowing money on the United Kingdom markets, and establishing limits on deposits Russians can make at United Kingdom banks. The United States, the EU and the United Kingdom adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and froze their assets.

While the precise effect of the ongoing armed conflict and these sanctions on the Russian and global economies remains uncertain, should tensions remain at current heightened levels or continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that is currently recovering from the effects of the COVID-19 pandemic. Particularly, these effects have resulted and could continue to result in increased inflation in Brazil and in measures by the Brazilian government to contain inflation, such as raising the interest rates, which could materially impact the cost of debt and third-party capital for financing and investing activities across industries. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, an increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

As a company that operates globally, the adverse effects—global or localized—of the ongoing conflict between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the United Kingdom, the EU or others, could have a material adverse effect on our or our portfolio companies’ business, results of operations or financial condition.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•

In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive. On April 7, 2020, the rating was reaffirmed as BB- with stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending will adversely affect the fiscal performance in 2020. On November 30, 2021 and June 15, 2022, Standard & Poor’s further reaffirmed Brazil’s rating at BB- with stable outlook.

•

In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 and with a stable outlook. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook. On May 25, 2021 and April 12, 2022, Moody’s further reaffirmed Brazil’s rating at Ba2 with stable outlook.

•

Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2020, Fitch Ratings affirmed Brazil’s long-term foreign currency sovereign credit rating at BB- with a negative outlook. On December 14, 2021, Fitch further reaffirmed Brazil’s credit rating at BB-negative with a negative outlook. On July 14, 2022, while reaffirming Brazil’s credit rating at BB-negative, Fitch changed its outlook on Brazil’s credit rating to a positive outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current slow growth rates of the Brazilian economy and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Risks Relating to Our Class A Common Shares

Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 78.1% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Gilberto Sayão da Silva controls our company and does not hold any of our Class A common shares, though he beneficially owns 26.3% of our issued share capital through his beneficial ownership of all of our outstanding Class B common shares, and consequently, 78.1% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Mr. Sayão da Silva controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. He is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Mr. Sayão da Silva may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of Mr. Sayão da Silva on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. He is able to prevent any other shareholders from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions.” In addition, for so long as Mr. Sayão da Silva beneficially owns more than two-thirds of our issued share capital, he will also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

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

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which represent approximately 26.3% of our outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

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

We cannot guarantee that we will be able to pay dividends to holders of our Class A common shares. Holders of our Class A common shares are only entitled to receive cash dividends to the extent our board of directors declares and pays out of funds of the Company that are legally available for such payments. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. In addition, our holding company structure makes us dependent on the operations of our subsidiaries. See “—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

The Jumpstart our Business Startups Act of 2012, or the JOBS Act, contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act for up to five years or such earlier time that we are no longer an emerging growth company. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700.0 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

We are a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Our shareholders do not have the same protections afforded to shareholders of companies that are subject to such requirements.

Gilberto Sayão da Silva beneficially owns 100% of our Class B common shares, representing 78.1% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

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

Subject to certain requirements, as a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, which include rules relating to board independence, independent director oversight of executive compensation, nomination of directors and other corporate governance matters, such as the requirement that we obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events. To the extent Cayman Islands law does not require us to adopt these corporate governance standards, we are permitted, intend to and follow home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law—Corporate Governance.”

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

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

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

There can be no assurance that we were not a passive foreign investment company, or PFIC, for our 2022 taxable year or that we will not be a PFIC for any future taxable year, which could subject U.S. investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we believe we were likely not a PFIC for our 2022 taxable year. Whether we were a PFIC in 2022, and whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; (ii) our PFIC status for any taxable year depends on the composition of our income and assets and the value of our assets from time to time (which is determined, in part, by reference to the market price of our Class A common shares, which could be volatile); and (iii) the law applicable to determining whether our goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation. To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we were not a PFIC in 2022 or that we will not be a PFIC for any future taxable year. In addition, there can be no assurance that the IRS will agree with our conclusion.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income; (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (iii) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

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

Based on the data sources cited below, we believe:

•

Vinci Partners is a leading asset manager in Brazil—Vinci Partners is a leading independent asset manager in Brazil in terms of AUM and is ranked among the 22 largest asset managers in Brazil (including banks, independent players and non-independent players) among over 898 asset managers, based on data published by ANBIMA as of December 2022, with leading franchises in our Private Markets, Liquid Strategies, and Investment Products and Solutions segments.

•

Vinci Partners maintains a robust pipeline of young talent—Our recruitment and selection process ensures that we attract and retain top talent. We screened over 5,100 potential candidates in 2022 to fill over 57 positions, representing approximately 89 applicants per vacancy in 2022. This competitive process ensures that Vinci Partners is attracting the next generation of leaders.

•

Vinci Partners is one of the most visible investment brands in Brazil—Vinci Partners is ranked #1 in media appearances, based on media space (according to data prepared by Danthi Comunicações using information from Topclip), ahead of Advent, Gavea, Brasil Plural, Blackstone, and others. Additionally, we reach a broad audience of over 870,700 individuals through LinkedIn, actively engaging with over 79,800 individuals.

•

Our funds have been recognized among leading funds in the industry—We have an established and recognized track record of achieving returns above benchmarks across our business segments. Our funds were awarded by market leader research entities across all our segments in 2022. In our Private Markets segment, our Private Equity and Real Estate strategies received the “Best Investment Funds” award from Leaders League. In our Credit and Infrastructure strategies, Vinci Credit Infra and VICC placed first in a contest by the BNDES for seed investments of up to R$500 million in each fund. Also, in our credit business line, through our structured credit strategy, funds such as “VCE Seleção,” and “VCE Selection advisory” received five stars from the FGV Funds Guide. Within our IP&S segment, “Vinci Valorem” and “Vinci Internacional” were recognized by the Institutional Investor Magazine as Excellent Funds. In our Liquid Strategies segment, our absolute return fund, “Vinci Total Return”, was also recognized by Institutional Investor Magazine as an Excellent Fund. Our Financial Advisory segment has also received awards in 2022, such as Leading M&A Firm from Leaders League, and ranked first among independent financial advisors in Brazil in terms of number of deals closed by Bloomberg between 2017 and 2022.

•

Vinci Partners is known for its commitment to social impact—We are dedicated to strengthening social initiatives and promoting responsible investment in Brazil. Since Vinci Partners’ founding, we have continuously improved our environmental, social and governance, or ESG approach, evolving from respecting general guidelines to infusing positive ESG impact into our products. As a result, we are one of the few investment managers in Brazil to be a signatory to the Principles for Responsible Investment, or PRI, and have one of the highest ratings of investment managers in Brazil according to PRI Transparency Reports. We became a signatory of the PRI in 2012. Furthermore, we have also endorsed the Women’s Empowerment Principles, or WEPs, which are a set of principles offering guidance to businesses on how to promote gender equality and women’s empowerment in the workplace, marketplace and community as part of the United Nations Sustainable Development Goals. By endorsing the WEPs, Vinci Partners signals its high-level commitment to promoting gender equality and working collaboratively in a multi-stakeholder environment to foster business practices that empower women. We are one of the only alternative asset managers in Brazil with an active private markets impact dedicated strategy, through our Impact and Return, or VIR, platform within our private equity strategy. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint, through a build-to-suit solar power plant. For more information, see “—Environmental, Social, Governance – ESG.”

The following chart summarizes key milestones in our operational history:

•

Our recent achievements—Vinci achieved important milestones in 2022, that contributed to the diversification among the platform’s product offering. We launched our fifth business segment, Retirement Services, and closed our first M&A transaction since the IPO, with the acquisition of SPS Capital, which broadened our Private Markets segment with special situations focused products. We began a fundraising cycle across our Private Market funds, boosted by the activation of anchor investments from local institutional investors, such as BNDES, in Vinci Credit Infra (Credit) and VICC (Infrastructure), which accounted for up to R$1.9 billion in capital commitments. The fourth vintage in the Private Equity flagship strategy, VCP IV, held its first closing in June 2022 and has already announced its first investment. Our Real Estate and Credit teams have been developing successful partnerships together that resulted in the launch of two new listed funds over the year.

Our Corporate Reorganization

Prior to our IPO we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.”

Acquisition of SPS Capital

On August 16, 2022, we completed our previously announced acquisition of SPS Capital Gestão de Recursos Ltda., or SPS Capital, a leading special situations independent asset manager with over R$2.0 billion in assets under management at the time of the acquisition and led by a highly experienced and best-in-class team with extensive experience in the sector.

The acquisition of SPS Capital resulted in a new business strategy, Vinci SPS, under the Private Markets segment, which broadens our product offering and we believe enhances the strength of our platform. The transaction strengthens Vinci Partners’ FRE quality, stability and visibility as a result of recurring and high visibility management fee revenues with long-term lockups. We believe that the new strategy, Vinci SPS, operates in an underpenetrated market, creating substantial future growth opportunities to the platform. We believe the acquisition solidified Vinci Partners’ position as the player of choice for alternative investments in Brazil, with a full suite of sophisticated and complementary business segments.

Corporate Information

Our principal executive offices are located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002. Our telephone number at this address is +55 (21) 2159-6240.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.vincipartners.com. The information contained in, or accessible through, our website is not incorporated into this annual report.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.235 billion in annual revenue, have more than US$700 million in market value of our Class A common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

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

Introduction to Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 283 full-time employees as of December 31, 2022 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments include Private Markets, Liquid Strategies, Investment Products and Solutions, Financial Advisory and Retirement Services, each managed by dedicated investment teams with an independent investment committee and decision-making process.

Since inception, our AUM has grown from R$1.9 billion in 2009 to R$63.1 billion as of December 31, 2022, representing a 31% compound annual growth rate, or CAGR. Our notable AUM growth has been driven by strong performance, consistent launches of new investment vehicles, and selective strategic transactions, such as our association with Gas Investimentos in 2010, Mosaico Capital in 2017 and SPS Capital in 2022.

Since 2018, powered by a sharp decrease in interest rates and the fundraising of our third vintage in our private equity flagship strategy, our total AUM grew from R$25.5 billion to R$63.1 billion as of December 31, 2022. This 25% CAGR is greater than the growth rate for all other funds in the Brazilian alternative investments market, as defined to include funds classified by ANBIMA in classes similar to our alternative investment verticals (public equities, hedge funds, pension funds, credit rights investment funds (Fundo de Investimentos em Direitos Creditórios—FIDC), private equity investment funds (Fundos de Investimento em Participações—FIP), and REITs (Fundos de Investimento Imobiliário—FII)).

Our business strategy is comprised of five segments: Private Markets, Liquid Strategies, Investment Products and Solutions, or IP&S, Financial Advisory and Retirement Services. As of December 31, 2022, Private Markets accounted for 45% of our AUM, followed by IP&S with 38% and Liquid Strategies with 17%. Long-term products, with formal lock-ups of five years or more, accounted for 51% of our total AUM, and perpetual capital vehicles represented 22% of our long-term AUM.

Our revenue base is broadly diversified within our strategies. For the year ended December 31, 2022, Private Markets accounted for 52% of our net revenues, followed by IP&S with 21%, Liquid Strategies with 22%, and Financial Advisory with 5%.

The following table sets forth our AUM on a per-segment basis as of the dates indicated.

	As of December 31,
	2022	2021	2020

	(in R$ millions)
Private Markets	28,685	21,991	19,115
Liquid Strategies	10,209	11,573	14,299
IP&S	24,187	23,664	16,430

Total	63,081	57,229	49,843

The following table sets forth our total net revenues on a per-segment basis for the years indicated.

	For the Years Ended December 31,
	2022	2021	2020

	(in R$ millions)
Private Markets	213.6	205.1	179.5
Liquid Strategies	89.3	97.2	72.8
IP&S	86.3	102.1	59.9
Financial advisory	18.9	61.0	27.7

Total	408.1	465.5	339.9

Competitive Strengths

We have established a premier independent franchise with market leadership across our high value-added strategies. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with the adoption of innovative technologies and increasing integration across our business segments, strongly position us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investment market.

We are a leading independent alternative asset manager in Brazil, with an extensive product offering across several business strategies.

Since our inception, we have worked tirelessly to become a leading independent investment platform in Brazil, in terms of AUM and product offering, that is well positioned to benefit from long-term trends in the Brazilian asset management industry. Starting with only proprietary capital from our partners, we have been able to grow our AUM base at a CAGR of 30.9% since our founding by expanding our product offering within liquid and illiquid strategies.

Vinci Partners is a leading independent asset manager in Brazil in terms of AUM and is ranked among the 22 largest asset managers in Brazil (including banks, independent players and non-independent players) among over 898 asset managers, based on data published by ANBIMA as of December 31, 2022.

Our extensive product offering with ten business strategies presents a strong competitive advantage as limited partners are seeking to consolidate their investments by general partner. With our broad and well-developed platform, we set ourselves apart from competition, being the partner of choice with our one-stop shop model. Aligned with this phenomenon, investors are still extremely under allocated to alternatives in Brazil, allowing Vinci Partners to leverage its competitive platform to capture a substantial share from this growth opportunity.

We have an established and recognized track record of achieving returns above benchmarks across our asset classes, putting us in a position of strength to benefit from shifts in asset allocation in Brazil

We believe we offer our clients best-in-class products in terms of investment performance across asset classes. We have been able to establish an impressive track record, achieving returns in the top quartile across products within both liquid and illiquid strategies.

We have developed expertise and credibility across strategies, with our products having a track record of surpassing the respective benchmarks. We believe that our past success enhances our reputation and market credibility and will be an asset in sourcing future investment opportunities.

Our AUM focused on long-term capital creates a resilient, management fee-centric and asset-light business model

In the year ended December 31, 2022, our assets under management posted a 10% year-over-year growth, despite facing a challenging market environment, backed by long-term commitments that provided stability in our earnings. As of December 31, 2022, Vinci had R$63 billion in AUM, with 51% being long-term capital, where commitments are locked up for five years or more. In addition, Vinci Partners had over R$7 billion in perpetual or quasi-perpetual capital, mostly coming from our listed REITs business in our Real Estate strategy, a business that we continued to expand and that we believe should continue to be an important driver for growth over the next years.

These factors facilitate a predictable earnings stream, with a significant portion coming from management fees. In the year ended December 31, 2022, 91% of total net revenues from services rendered came from management fees. We expect management fees to continue to be a tailwind for earnings security in the coming years as we continue to add long-term capital into our platform. We are currently undergoing a strong fundraising cycle for our Private Markets products that should have commitments locked up for five years or more.

Our AUM funding base is mostly built upon our proprietary distribution channels, resulting in a sticky investor base.

Vinci Partners has five different distribution channels across its fundraising base, each one with a fully dedicated team. Roughly 90% of Vinci Partners’ AUM is built upon proprietary distribution or perpetual listed vehicles. Our close relationship with our clients is a strong foundation to our business model, enhancing our AUM resilience when facing more challenging environments, and representing a strong driver for growth in favorable environments.

Our proprietary relationships are a competitive strength for Vinci Partners as they secure our AUM, resulting in stability into our earnings, as our proximity with investors mitigates outflows risks. As of December 31, 2022, 51% of our AUM had formal lockups for five or more years. However, our IP&S AUM, in its majority, has no formal lockups and is comprised by institutional and HNWI investors with low churn over the years, due to the long-term oriented business strategy and our close relationship with clients.

In sum, our AUM is secured by our well-developed funding base, mostly based on proprietary capital, which we believe sets us apart from our competitors.

We are one of the pioneers in the adoption of responsible investment and ESG integration in our investment decision process in Brazil and of a strong focus on internal ESG practices companywide.

We have been a PRI signatory since 2012, and according to the PRI data portal, in 2014 there were only 10 active investment manager signatories in Brazil.

We have been consistently developing our ESG approach year over year, with important improvements on a regular basis. For instance, in 2014 we implemented our responsible investment policy for private equity; in 2017, we engaged a specialized consulting company to develop our ESG management system for private markets; and in 2019, we engaged a different ESG consulting company to develop our ESG model for public markets. In both cases, we leveraged international and local best practices to develop our policies and approach, such as IFC Performance Standards, and the principles for responsible investments from the PRI, among others. We are one of the only alternative asset managers in Brazil with an active private market dedicated strategy through our VIR (Vinci Impact and Return) platform within our private equity strategy. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint through a build-to-suit solar power plant.

Given the different characteristics and ESG risk profile, our approach is distinct for private markets and public markets. However, in both cases, our ESG approach is integrated in most of our investment processes, which means that we incorporate ESG aspects in our main investment analyses. In addition, we also apply other ESG approaches in some of the funds. For instance, our private equity funds use negative filters and exclusion lists. Our credit fund VES (Vinci Energia Sustentável), is focused on sustainable energy projects (e.g., solar, wind, etc.), and as such, uses an additional filter of sustainability.

As discussed in “—Environment, Social and Governance – ESG,” we believe that our organization and governance towards ESG are developed and evolve every year. We have multiple programs that cover inclusion, diversity, equality, and best environment practices. With our IPO, we enhanced our consciousness towards ESG practices and adopted an ESG committee—chaired by Sonia Consiglio, a member of our board of directors—which is responsible for Vinci Partners’ ongoing development in this matter. In 2022, we published our first ever ESG report, which we expect to update on a yearly basis with new developments and initiatives.

We believe that our strong investment approach towards ESG over the years in most of our business strategies, as pioneers in the field in Brazil, alongside our focus on internal practices, with an ESG committee chaired by Sonia Consiglio, gives us a strong competitive advantage as investors increasingly become stricter on this subject.

Our strong cash balance is a valuable asset to leverage new products and pursue inorganic operations to enhance growth.

As a result of our IPO in the beginning of 2021, Vinci Partners received net proceeds of U$252.2 million, which became a valuable asset to the company as a means to enhance AUM growth and boost our future FRE earning power.

Since our IPO we leveraged our cash balance to raise new products across Private Markets via seed investments, which played an important role on fundraising, and we will continue to enhance growth through this avenue. In addition to boosting our future FRE, our seed investments in Private Markets funds presents an important upside as these funds divest from its assets. This could play an important role to our earnings as the capital gain will impact our general partner investment income when they are realized. While the capital is not called from closed-end products, our cash balance is invested in Vinci Partners’ open-ended vehicles, which are mostly exposed to fixed income bonds.

Nonetheless, we are closely monitoring opportunistic M&A transactions to accelerate FRE growth, adding value to our shareholders, as we did with the acquisition of SPS Capital, which closed in the third quarter of 2022.

We are seeing a number of high-quality firms facing headwinds raising capital in a challenging environment, and we believe that this should make way for conversations around partnerships that would allow value generation for all parties involved. We believe that our strong cash balance also adds flexibility around deal structuring, as was the case with our acquisition of SPS in 2022. We have been active in sourcing on the corporate M&A front and are looking into several different opportunities for potential acquisitions, focusing on recurring FRE growth and client-base expansion, which we believe can be an interesting complement to our cash deployment on top of our seed allocation to proprietary private market funds. We believe there is significant room to grow FRE by acquiring smaller private market-oriented managers that are under-scale in this tougher macro environment, especially in perpetual capital products, which can be highly synergistic to our current product offering.

Our strong free cash flow played an important role delivering substantial value to our shareholders through share repurchases. Since the announcement of the first buyback plan in the second quarter of 2021, we repurchased 1.8 million shares. Although these operations were financed by our free cash flow generation, our strong cash balance creates flexibility for the management of our quarterly earnings, allowing us to put this capital to work and add value to our shareholders.

Segment Reporting

Until December 31, 2020, our strategic decisions comprised eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services; (v) investment products and solutions; (vi) real estate; (vii) infrastructure; and (viii) credit. Beginning in the year ended December 31, 2021, our eight segments were grouped into four new segments: (i) Private Markets (including private equity, real estate, infrastructure and credit), (ii) Liquid Strategies (including public equities and hedge funds), (iii) IP&S, and (iv) Financial Advisory. This change was motivated by how our chief executive officer monitors and manages our business, as well as the way shareholders and investors evaluate our investment vehicles, to present financial and strategic information in a more cohesive manner. Strategies were sorted within business segments following technical and strategic similarities among the attributes of the respective funds, such as management and performance fee structures, liquidity constraints, targeted returns, and investor profile. In the year ended December 31, 2022, we created a fifth segment, Retirement Services, following the launch of our retirement services strategy.

Our five segments consolidate our ten distinct business strategies: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services; (v) investment products and solutions; (vi) real estate; (vii) infrastructure; (viii) credit; (ix) special situations; and (x) retirement services.

For more information, see note 21 to our audited consolidated financial statements.

Private Markets

Our Private Markets segment is comprised of five business lines: (1) private equity, (2) real estate, (3) infrastructure (4) credit and (5) special situations. This segment is mostly made up of closed-end funds with long-term lock-ups and higher targeted returns. Depending on the strategy, these products can range from private equity-style funds, with formal lock-ups ranging from eight to 15 years, to vehicles listed on the B3 with perpetual capital. Our credit strategy also has short- to medium-term funds depending on the sub-strategy.

As of December 31, 2022, Private Markets accounted for R$28.7 billion in AUM. For the year ended December 31, 2022, the average management fee in this segment was 0.89%, and the management team was composed of 65 full-time employees across our Rio de Janeiro, São Paulo and Recife offices.

Private Markets AUM Breakdown

Private Markets AUM in the fourth quarter 2022 was R$28.7 billion, with R$13.8 billion (48%) coming from private equity, followed by real estate with R$5.6 billion (20%), credit with R$5.1 billion (18%), infrastructure and special situations both with R$2.1 billion (7%).

Our investor base is highly diversified within the segment. Institutional offshore investors remain the segment’s biggest contributor, accounting for 37% of Private Markets AUM as of December 31, 2022, followed by local institutional investors accounting for 21%, public markets vehicles with 18%, high net worth individuals, or HNWI, with 17%, and allocators and distributors with 6%.

The following table sets forth our Private Markets AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2022	2021	2020

	(in R$ millions)
Private equity	13,781	11,223	10,749
Real estate	5,649	5,399	4,470
Credit	5,056	2,948	2,363
Vinci SPS	2,144	—	—
Infrastructure	2,055	2,421	1,533

Total	28,685	21,991	19,115

The following table sets forth our Private Markets AUM by type of investor as of the dates indicated.

	As of December 31,
	2022	2021	2020

	(in R$ millions)
Institutional offshore	10,640	7,995	7,532
Public market vehicles	5,298	5,235	4,524
Local institutional	6,077	4,790	3,551
HNWI	4,884	2,971	2,760
Allocators and distributors	1,786	1,001	748

Total	28,685	21,991	19,115

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

•

Vinci Capital Partners: Vinci Capital Partners focuses on control and co-control investments and maintains flexibility around investment structuring, recognizing that we believe it is crucial to source companies with the greatest possible break-out potential in targeted industries. Vinci Capital Partners executes across core growth equity and buyout strategies, while opportunistically analyzing turnaround opportunities, providing a broad set of investment alternatives. The third vintage of our VCP strategy, Vinci Capital Partners III, is fully allocated and will begin its divestment phase, while the fourth vintage, Vinci Capital Partners IV, is currently in its fundraising process and announced its first investment in November 2022.

•

Vinci Impact and Return: Vinci Impact and Return focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns. In this strategy we typically make investments between R$40–90 million in companies ranging from around R$65 million to R$400 million in equity value with an average holding period of 15 to 50 months. We partner with entrepreneurs to align our liquidity expectations and provide a team of senior advisors to support execution. In addition, Vinci Impact and Return has developed a proprietary impact methodology, and the strategy has been recognized through awards such as Private Equity ESG Fund of the Year from Environmental Finance. The fourth vintage of the VIR strategy is currently in its investment period and has already completed its first full divestment in less than two years after such investment.

Private Equity Investment Process

Vinci Partners targets assets or companies with proven cash flow stability and inflation protected revenues with strong organic growth and/or M&A potential. We may also seek to partner with strategic players to develop operating platforms.

Vinci Partners’ team brings together a wide-ranging network of personal and professional relationships across leading industry executives, business owners, corporate managers, financial and operational advisors and consultants, attorneys, and regulatory agencies. This robust network, combined with our proactive, top-down identification of target industries and companies, provides a highly differentiated deal sourcing platform for each of our private markets investment strategies. The team follows a highly disciplined and systematic investment review and decision-making process comprised of multi-staged reviews by our investment committee, which is comprised of several partners, most of whom have worked together since 2001.

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

For instance, the graphic below depicts the key steps in the investment review and decision-making process in our private equity practice:

Both of our sub-strategies have a historical long-term performance, with seven vehicles managed by their partners since the early 2000s. Our Vinci Capital Partners strategy has raised over R$8.6 billion in capital commitments throughout to date, including our ongoing fundraising for VCP IV, with a gross IRR of 64.7% in reais and 70.2% in U.S. Dollars through September 30, 2022, and a gross multiple of invested capital, or MOIC, of 2.5x in reais and 2.2x in U.S. dollars. Our VIR strategy has raised close to R$1.3 billion to date, with its latest vintage, VIR IV, being the largest vehicle. The strategy is marked at a 20.6% gross IRR in reais and 27.3% in U.S. dollars through September 30, 2022, and a gross MOIC of 1.3x in reais and 1.3x in U.S. dollars.

						As of September 30, 2022 (1)
Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ millions)					(in R$)	(in US$)	(in R$)	(in US$)
Fund 1	Private equity	2004	1,415	1,206	5,065	213	5,278	4.4x	4.0x	71.5%	77.2%
VCP II	Private equity	2011	2,200	1,880	2,019	2,241	4,260	2.3x	1.1x	12.0%	1.8%
VCP III (2)	Private equity	2018	4,000	2,118	34	3,564	3,598	1.6x	1.5x	42.7%	32.3%
VCP IV	Private equity	2022	1,012	—	—	—	—	—	—	—	—

VCP Strategy (3)	Private equity		8,627	5,204	7,118	6,018	13,136	2.5x	2.2x	64.7%	70.2%

NE Empreendedor	Private equity	2003	36	13	26	—	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private equity	2017	240	134	91	124	216	1.6x	1.3x	18.8%	9.5%
VIR IV	Private equity	2020	1,000	277	92	229	321	1.2x	1.1x	18.6%	20.8%

VIR Strategy	Private equity		1,276	424	210	353	563	1.3x	1.3x	20.6%	27.3%

(1)

As of the date of this annual report, the latest track record data available for our private equity funds is dated September 30, 2022. Updated track record data as of December 31, 2022 has not yet been disclosed due to the timeline for the annual audit of our private equity funds, which is still ongoing, only Committed Capital is updated as of December 31, 2022.

(2)	Total commitments for VCP III include R$1.3 billion in co-investments.

(3)	Track record information is presented on a pro forma basis and in local currency, excluding PIPE investments, a strategy that was discontinued in VCP III.

Real estate

Our real estate strategy invests through two sub-strategies:

•

Listed Perpetual Funds: Our real estate strategy currently manages seven listed perpetual funds, with over 430,000 retail investors. This listed perpetual funds strategy is focused on the acquisition of core, income-generating real estate assets through investments in seven sub-sectors: shopping malls, industrial and logistics, office properties, urban commercial properties, financial instruments, agribusiness and real estate credit.

•

Shopping malls: Our main investment vehicle in the shopping malls sector is Vinci Shopping Centers FII, or VISC, which is focused on income generation to its quotaholders through the direct or indirect acquisition of shopping malls in Brazil. VISC has adopted a flexible investment strategy and evaluates investment opportunities in shopping centers in all regions of Brazil with interests that can range as high as up to 100% of an ownership stake, as well as minority interests.

•

Industrial and logistics: Vinci Logística FII, or VILG, is focused on income generation to its quotaholders through the acquisition of industrial properties in Brazil. VILG’s investment strategy seeks direct and indirect exposure to e-commerce to benefit from strong tailwinds and to meet the demand for distribution centers in strategic locations. VILG focuses on strategic locations close to large consumer or industrial centers and resilient to economic cycles, engaging in strategic partnerships with logistics operators or other strategic players to acquire controlling or minority interests in logistics condominiums (also known as business parks).

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

•

Financial Instruments: Our main investment vehicle in the financial instruments sector is Vinci Instrumentos Financeiros, or VIFI, which is a hybrid real estate fund investing in a diversified portfolio of FIIs (tax-efficient investment funds in Brazil specifically designated for real estate investment) and certificates of real estate receivables (certificados de recebíveis imobiliários), or CRIs (securities backed by real estate receivables), with the goal of generating value and consistent income with relatively low risk.

•

Urban commercial properties: Vinci Imóveis Urbanos FII, or VIUR, focuses on income generation to its quotaholders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.

•

Agribusiness: Vinci Crédito Agro Fiagro Imobiliário, or VICA, is a perpetual capital fund-vehicle created in 2022. The fund is co-managed by Vinci Partners’ Credit and Real Estate, which are advised by Chrimata, a local consultancy firm focused on agribusiness. VICA will invest in a diversified credit portfolio within the agribusiness sector in Brazil, targeting the main competitive regions and soft commodities such as soy, corn, cotton, coffee, sugar and ethanol as well as agribusiness-related industries and supply chains. VICA focuses on bilateral senior secured credit transactions, which are originated and structured in-house.

•

Real Estate Credit: Vinci Credit Securities FII, or VCRI, is a listed REIT dedicated to local mortgage-backed securities, or MBS, and debt-related securities (certificados de recebíveis imobiliários), or “CRI”, and is also co-managed by Vinci Partners’ Real Estate and Credit management teams. VCRI is focused on generating income to its quotaholders mainly through a diversified portfolio of CRIs, and can also invest in REITs with similar investment strategies.

•

Opportunistic development: our real estate team has extended experience in the development of real estate properties. Its primary vehicle in this strategy is Vinci Fulwood Desenvolvimento Logístico FII, or VFDL, which is focused on the development of greenfield industrial properties. VFDL is advised by Fulwood, one of the largest players for the development of industrial real estate in Brazil, wherein we are the fund’s development partner.

Our Real Estate team also manages exclusive mandates, which includes an exclusive mandate REIT for an international institutional investor that co-invests in four shopping malls with VISC, and a fund of funds strategy that invests in listed REITs.

Real Estate Investment Process

The real estate investment process is made up of five key steps:

•

Origination of Opportunities: Our solid reputation and credibility in the market is an important ally to originate assets, and our team’s relationships with other companies, financial institutions and business players provide investment opportunities. Since inception, our Real Estate strategy executed over R$6.5 billion in transaction volume, with 85% coming from proprietary origination.

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

Credit

Our credit investment strategy is focused on customized credit instruments, structures, and solutions to meet the financing needs of both established and growing businesses, while generating interesting credit investment opportunities for our investors. The credit strategy invests across five core sub-strategies/asset classes:

•

Infrastructure credit: this sub-strategy consists of two group of funds with similar strategies, but of different vintages, namely Vinci Energia Sustentável, or VES, and Vinci Credit Infra. The funds essentially invest in senior secured debentures, focused on renewable energy, such as wind, solar, and hydro power generation, in line with our strict ESG guidelines. VES is a closed-end fund with a total tenure of 15 years, which was launched in 2018 after Vinci Partners successfully won a competitive bidding process conducted by BNDES, a key limited partner, together with some of the largest Brazilian pension funds. According to its bylaws, the fund shall invest in debentures with a minimum credit rating of single “A” (in local scale) by either Fitch, Moody’s or S&P, with typical project finance collateral packages, including bank letters of credit and/or corporate guarantees until the project’s completion. In 2021, VES was accredited as an “ESG Fund” in accordance with the principles of recognized entities, such as CBI and the Sustainable Finance Regulation of the European Commission. After concluding the portfolio building process and the investment period for VES in 2021, our credit team launched a new infrastructure credit fund: Vinci Credit Infra. In connection with this initiative, Vinci won two competitive bidding processes in 2022, which were run by Banco do Nordeste do Brasil S.A. and BNDES, respectively, and secured R$1.3 billion in capital commitments from these entities. Vinci Credit Infra has a dual-track fund-raising approach: one vehicle was structured to be listed on the B3 as a perpetual capital vehicle, and the second vehicle is a 15-year closed-end fund, with similar terms and conditions as VES, which targets local institutional investors. Both funds aim to invest in infrastructure debentures, focusing on high-grade credit assets in accordance with superior ESG guidelines.

•

Real estate credit: this sub-strategy focuses on direct lending and capital market transactions, primarily sourced and structured by our credit team, including senior secured loans and mortgage-backed securities with real estate as collateral. Vinci FI RF Imobiliário CP, or VCI, is our first vintage fund within this asset class and is currently returning capital to its investors. Our second vintage fund, Vinci Crédito Imobiliário 2, or VCI 2, is currently in its investment period. The funds in this sub-strategy have 10-year lock-up period and their investor bases are comprised by local institutional investors, such as pension funds and insurance companies. These funds have a multisector approach with respect to the issuers/debtors. Our team has been underwriting private debt transactions to companies and projects in many sectors such as electrical power, retail, healthcare, shopping malls, and commercial properties, among others. Vinci Credit Securities FII, or VCRI, is our first listed REIT dedicated to local MBSs and CRIs, and is co-managed by Vinci Partners’ Credit and Real Estate segments. VCRI is focused on generating income to its quotaholders, mainly through a diversified portfolio of CRIs, and can also invest in REITs with similar investment strategies.

•

Multi-strategy/Structured credit: this sub-strategy is comprised of a group of multi-strategy credit funds, with slightly more flexible investment guidelines, which invest in different types of credit assets and instruments, including private debt transactions, corporate debt, infrastructure debentures, MBSs, and securitization transactions where we usually participate in senior and mezzanine tranches.

•

Exclusive Mandates: this sub-strategy refers to a rising pool of single-investor mandates where the investment policy is customized and client-driven, based on our credit management team’s investment guidelines and devised strategies. These exclusive credit funds are designed according to each client’s investment policies and needs regarding asset classes, maturity, liquidity, and most importantly risk profile.

•

Agribusiness: VICA is a perpetual capital fund created in 2022. The fund is co-managed by Vinci Partners’ Credit and Real Estate, which are advised by Chrimata, a local consultancy firm focused on agribusiness. VICA will invest in a diversified credit portfolio within the agribusiness sector in Brazil, targeting the main competitive regions and soft commodities such as soy, corn, cotton, coffee, sugar and ethanol as well as agribusiness-related industries and supply chains. VICA focuses on bilateral senior secured credit transactions, which are originated and structured in-house.

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

The following chart sets out the total gross return of our main non-listed credit funds since inception.

Infrastructure

Our infrastructure strategy has exposure to tangible assets related to economic infrastructure, through investments in equity, equity-like and/or debt instruments across several sectors, including power generation and transmission, transportation and logistics and water and sewage. Our infrastructure strategy seeks control or control-oriented positions and employs active hands-on management of assets and operations.

Our infrastructure strategy invests across two sub-strategies:

•

Sector-focused funds: our infrastructure team manages closed-end funds as its flagship strategy, seeking exposure to real assets related to economic infrastructure through investments in (a) the privatization of state-owned companies and concessions that typically provide public services, such as water and sewage services, and (b) new infrastructure projects in renewable power generation and power transmission. The team also manages VIGT, a public market vehicle listed on the B3, which is focused on the acquisition of core infrastructure assets, such as operational and yield-generating power transmission assets and generation assets.

•	Structured credit: our team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors.

Infrastructure Investment Process

Our infrastructure investment process is primarily based on proprietary origination, without relying solely on financial advisors. The proprietary origination starts with a top-down and bottom-up analysis, which enables us to be productive in the process and leverage our experience and know-how. In this first step, we take a closer look as to whether the asset is aligned with our strategy. We also look for potential ESG and climate impacts, potential synergies with our portfolio and the profile of the sellers and partners of the business. After this step, we develop our financial models, projections and prepare the investment thesis for investment committee approval.

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

FIP Infra Transmissão was marked at 61.7% gross IRR in reais and 45.7% gross IRR in U.S. dollars as of December 31, 2022, and a 3.6x gross MOIC in reais and 2.7x gross MOIC in U.S. dollars, which is evidence of the strong track record of our investment team in infrastructure assets.

Our water and sewage strategy, VIAS, was marked at 19.2% gross IRR in reais and 18.8% gross IRR in U.S. dollars as of December 31, 2022, and a 1.2x gross MOIC in reais and 1.2x gross MOIC in U.S. dollars. In 2022, VIAS, in a partnership with Brazilian operator Águas do Brasil, invested in the public concession of CEDAE Block III, which investment has already delivered a meaningful impact as a result of operational improvements in the losses index, water coverage, and commercial efforts. With this transaction, the fund reached 90% capital deployment considering commitments raised since its first close in 2021.

Vinci Climate Change, or VICC, is our new fund that aims to actively contribute to the climate agenda. VICC invests in climate infrastructure assets that range from renewable power generation, to water assets and to the efficient use of natural resources and reduced emissions from other sources (e.g., energy efficiency solutions in industries and commercial, public and residential sectors). VICC’s goal is to contribute to mitigating (or adapting) the effects of climate change and generate financial returns, with a targeted yearly gross return of 18 to 22% in Brazilian reais. We plan to create, in partnership with key operators and developers, a leading portfolio of scalable climate solutions that we believe may positively impact the climate without foregoing compelling, risk-adjusted financial returns. VICC will focus on the acquisition of control or co-control structures. In addition, to meet financial and environmental impact objectives, all investments made by VICC will also seek to increase diversity and inclusion across portfolio companies, especially from a gender perspective, in their leadership and workforce, with the intention of positively impacting the communities in which these companies are actively promoting the adoption of good environmental, social and governance, or ESG, practices. VICC was anchored by BNDES and is currently within its fundraising process aiming at a first close in the first semester of 2023.

Vinci Transportation and Logistics’ strategy focuses on public concessions of transportation and logistics assets, such as ports and highways. In 2022, we announced our first investment, the acquisition of the project of a container terminal called Maralto, in the state of Paraná, Brazil. Our team believes that in the future this could be an important strategy due to a significant pipeline of investment opportunities in the sector.

Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ millions)					(in R$)	(in US$)	(in R$)	(in US$)
FIP Transmissão	Infrastructure	2017	211	104	256	118	373	3.6x	2.7x	61.7%	45.7%
VIAS	Infrastructure	2021	386	350	—	409	409	1.2x	1.2x	19.2%	18.8%

Vinci SPS

In 2022, Vinci Partners concluded its first M&A transaction since the IPO with the acquisition of SPS Capital. This acquisition filled a strategic gap within our Private Markets segment and thereby created our new Vinci SPS strategy. Our Vinci SPS investment strategy has a broad investment mandate within the special situations spectrum, which improves the diversification of our portfolio among asset classes associated with different industries and value drivers. The resulting Vinci SPS strategy invests across five core sub-strategies:

•

Primary Market Funding: This strategy seeks to provide new money, under different capital instruments and structures, to healthy growing companies or organizations in financial stress/distress. In the latter case, we invest in a well-structured business with an unbalanced capital structure, which could be under Chapter 11 or extrajudicial recovery proceedings. Funding is structured with downside protection through mechanics such as collateral guarantees that, combined with operating recovery, leads to our targeted returns.

•

Secondary Market Funding: Acquisition of assets held by creditors looking to sell, in particular in illiquid assets with different credit profiles. Prices represent a discount to face value that, combined with recovery strategies involving guarantees (judicial and extrajudicial enforcement) and repayment capacity through operating improvement, improve our returns.

•	Legal Claims: Acquisition of judicial assets against public and private entities.

•	Litigation Finance: Financing of litigation where one party has a viable claim but lacks the resources to maintain a typically long and costly judicial dispute.

•	Credit Platforms: Scattered operations (retail) scalable through the intense use of technology in their origination and processing workflows.

Vinci SPS Investment Process

What we believe sets Vinci SPS apart is its robust and well-developed investment process, which ultimately is a direct driver to value creation. The graphic below depicts the six key steps in the investment review and decision-making process in Vinci SPS:

Our Vinci SPS strategy raised over R$1.8 billion in capital commitments as of the date of this report across three vintages, with its latest vintage, SPS III, being the largest vehicle with over R$1.1 billion in total commitments. The strategy is marked at a gross IRR of 29.8% in reais and 27.6% in U.S. dollars through December 31, 2022, and a gross multiple of invested capital, or MOIC, of 1.4x in reais and 1.5x in U.S. dollars.

			As of December 31, 2022
Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ millions)					(in R$)	(in US$)	(in R$)	(in US$)
SPS I	Vinci SPS	2018	128	172	131	150	281	1.6x	1.6x	26.8%	18.2%
SPS II	Vinci SPS	2020	671	984	475	880	1,355	1.4x	1.5x	30.1%	30.8%
SPS III	Vinci SPS	2021	1,070	358	53	365	417	1.2x	1.3x	39.0%	44.0%

Vinci SPS Strategy	Vinci SPS		1,869	1,514	659	1,395	2,054	1.4x	1.5x	29.8%	27.6%

Liquid Strategies

Our Liquid Strategies segment has two business strategies: public equities and hedge funds. This segment is focused on generating value through operations in public markets, such as by trading bonds, public stocks and derivatives, among other assets. Liquid Strategies is composed by open-end funds with short- to medium-term redemption periods. For the year ended December 31, 2022, the segment reported an average management fee rate of 0.79%, and management teams were composed by 23 full-time employees across our Rio de Janeiro and São Paulo offices.

Liquid Strategies AUM Breakdown

Liquid Strategies accounted for R$10.2 billion in assets under management as of December 31, 2022, with R$7.4 billion (72%) coming from public equities and R$2.8 billion (28%) coming from hedge funds.

Our investor base is heavily weighted towards institutional clients, which represent 86% of total AUM for the segment. Local institutional investors are our main investor class, accounting for 47% of Liquid Strategies AUM. Institutional offshore investors account for 39% of Liquid Strategies AUM, with most coming from our sovereign wealth exclusive mandate in our public equities strategy. HNWIs and Allocators and distributors accounted for 8% and 6%, respectively, of Liquid Strategies AUM as of December 31, 2022.

The following table sets forth our Liquid Strategies AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2022	2021	2020

	(in R$ millions)
Public equities	7,397	8,493	11,779
Hedge funds	2,812	3,080	2,519

Total	10,209	11,573	14,299

The following table sets forth our Liquid Strategies AUM by type of investor as of the dates indicated.

	As of December 31,
	2022	2021	2020

	(in R$ millions)
Institutional offshore	3,987	4,567	6,508
Local institutional	4,788	5,166	4,988
HNWI	834	880	1,128
Allocators and distributors	600	960	1,675

Total	10,209	11,573	14,299

Public equities

Vinci Partners has a long track record and deep experience investing in public equities in Brazil. We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls.

Our public equities strategy invests according to two key sub-strategies:

•

All Caps: The all-caps sub-strategy focuses on long-term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints. Our all-caps flagship strategy is Vinci Mosaico, which seeks to achieve long-term results above the Brazilian stock market. The team also manages a sovereign wealth exclusive mandate.

•

Dividends: The dividends sub-strategy focuses on well-managed companies with a strong presence in their segments that are generating significant cash returns through dividends. Our flagship strategy is Vinci Gas Dividendos, which seeks to achieve long-term returns by investing in companies with a consistent history of dividends’ payment.

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

•

Finally, we engage in constant monitoring of our investments. Our research team meets with the portfolio manager daily before market opening to discuss daily news, meetings, results/changes in companies and sectors. During these calls, some adjustments to the portfolio may be discussed and implemented. At the beginning of each month, we hold a meeting to analyze the previous month’s performance and revisit the portfolio. Changes to the composition of our portfolio may be proposed and discussed among the team.

The following chart sets out the total gross return of our public equities funds since inception.

(1)	The dates of inception for Vinci Mosaico and Vinci Gas Dividendos are July 12, 2010 and September 19, 2005, respectively.

Hedge funds

Our hedge funds team operates under a multi-manager strategy with several portfolio managers, each pursuing independent strategies. This strategy invests through two key sub-strategies:

•	Vinci Atlas: Our hedge funds flagship strategy invests across five principal sub-strategies: interest rates, inflation, commodities, currencies, and equities.

•	Total Return: The total return strategy focuses on high absolute risk-adjusted returns through fundamental analysis, diversification and use of derivatives.

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

The following chart sets out the total gross return of our main hedge funds since inception.

(1)	The dates of inception for Vinci Atlas and Vinci Total Return are August 8, 2016 and December 27, 2019, respectively.

IP&S

The IP&S segment seeks to offer tailor-made solutions to investors with a focus on exclusive mandates for institutional investors and HNWIs. For the year ended December 31, 2022, the segment reported an average management fee rate of 0.37%, and the management team was composed of 15 full-time employees across our Rio de Janeiro, São Paulo and New York offices.

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

•

Commingled funds: Our commingled funds are distributed to multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies. Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa. Vinci Strategic Partners, or VSP, is IP&S’ first effort in allocation services for alternative investments through a closed-end fund of funds that is focused on institutional and HNWI investors.

•

International allocation: We have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office. We provide tailored investment solutions for local institutional investors and HNWIs that are seeking risk diversification by allocating part of their portfolios outside Brazil.

•

Pension plans: We manage PGBL and VGBL pension plan funds, distributed to retail clients, which provide tax and succession benefits. Our flagship strategy, Vinci Equilíbrio, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives, and other funds.

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

IP&S AUM Breakdown

IP&S accounted for R$24.2 billion in AUM as of December 31, 2022, with R$15.8 billion (66%) coming from separate exclusive mandates, R$3.4 billion (14%) from pension plans, R$2.7 billion (11%) from international allocation, and R$2.2 billion (9%) from commingled funds. Our investor base is heavily weighted towards institutional clients. Local institutional investors are our biggest contributors, accounting for 44% of IP&S’ AUM, followed by HNWI with 38% and allocators and distributors with 18%.

The following table sets forth our IP&S AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2022	2021	2020

	(in R$ millions)
Separate exclusive mandates	15,806	15,245	10,359
International allocation	2,697	3,272	1,846
Commingled funds	2,234	2,961	2,759
Pension plans	3,450	2,187	1,466

Total	24,187	23,664	16,430

The following table sets forth our IP&S AUM by type of investor as of the dates indicated.

	As of December 31,
	2022	2021	2020

	(in R$ millions)
Local institutional	10,743	10,472	6,647
HNWI	9,193	9,621	7,038
Allocators and distributors	4,251	3,571	2,662
Institutional offshore	—	—	83

Total	24,187	23,664	16,430

The following chart sets out the total gross return of our main IP&S commingled and pension funds since inception.

(1)	The dates of inception for Vinci Valorem, Vinci Selection Equities and Vinci Equilíbrio are August 21, 2012, November 1, 2012 and February 12, 2016.

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

As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients. The Financial Advisory platform provides conflict-free advice with senior focus for value creation and long-term support. The platform focuses on two main sub-strategies:

•	Mergers and Acquisitions (M&A): advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports;

•	Capital Markets: conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring and market/investor communication.

Retirement Services

Our Retirement Services strategy was launched early in 2022, and investments were made during the year ended December 31, 2022 to develop the product and structure its dedicated team. This resulted in the creation of a fifth reporting segment to enable shareholders to track the evolution of our retirement services strategy AUM, revenues and costs separately from our other already mature asset management segments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting.”

VRS will supplement the services provided by our current pension plan funds strategy in IP&S, thereby increasing our interactions with our clients and our ability to fundraise from this pool of capital. The open-ended pension plan industry has a sizable addressable market, with more than R$1 trillion in AUM and double-digit growth over the last years, according to FenaPrevi. While liquid markets have struggled with outflows, the open-ended pension plans industry posted another year of inflows in 2022, according to ANBIMA. We also believe there is a great opportunity to gain share within this market with VRS. Currently, close to 90% of the industry is controlled by traditional Brazilian banks, and recent pension portability numbers indicate a significant flow from traditional banks to independent insurers, according to FenaPrevi and SUSEP. The decentralization of capital from incumbent banks is one of Vinci Partners’ main growth opportunities. We believe there is a lack of independent alternative players offering open-ended pension plans in Brazil given that the market has several barriers of entries caused by expertise and structuring requirements. In particular, SUSEP, the Brazilian regulator, has a number of requirements that only sizeable and consolidated players can address, which we believe places Vinci Partners in a unique position to capture a relevant portion of the industry.

In the latter part of the 2022, Vinci Partners was approved by SUSEP to operate life insurance and open-ended pension plans in Brazil, which officially enabled us to launch our strategy. In VRS, we have developed a tailor-made asset allocation algorithm based on many inputs that include an individual’s retirement goals, risk appetite and objectives. The solution is personalized for the individual’s life cycle and is backed by solid risk tolerance metrics. We have created a user-friendly digital product, supported by the combination of a technological platform and a tech advisor mechanism. Through this innovative initiative, we aim to offer a leading industry service, which we believe will ultimately simplify the most complex processes for pension beneficiaries. As a result of the product’s suitability, which will combine the asset allocation approach with a tailor-made investment portfolio, we believe that individuals will benefit from long-term returns, thereby diminishing the impact of short-term volatility, and increased efficiency, as we will allocate capital through different type of funds depending on market conditions and investor preferences.

We plan to begin fundraising efforts leveraging on our proprietary HNWI investor base, followed by select corporate pension plans, a segment with over R$100 billion in addressable market, which we believe has, in addition to the large capital pool, a significant growth opportunity.

Environmental, Social and Corporate Governance – ESG

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

Corporate Governance

We have sought to consistently improve our governance structure, especially after our IPO in 2021. We believe that we follow well-established and recognized practices in the Brazilian and international corporate markets by operating in a partnership model. Moreover, in keeping with our values, we encourage entrepreneurship and ownership without leaving administrative discipline aside. Even before our IPO, when Rogério Werneck was already our independent director, Vinci Partners was focused on its ethics and good corporate governance practices. In 2021, our independent director group was bolstered by the arrival of Ana Marta Veloso, Guilherme Stocco and Sonia Consiglio.

We select our independent directors based on their expertise in topics that we consider strategic for Vinci Partners, on their ability to contribute to internal discussions, on their external reputation and recognition, and on their alignment with our values and culture. To staff our committees, we chose members with the ability to significantly contribute to the relevant matters under discussion and balancing strategic vision and execution capacity, in particular among leaders of these respective areas.

Due to the additional controls that are necessary for a listed company, the responsibilities of our compliance, legal, financial, risk and investor relations departments were also expanded.

Board of Directors

The role of our board of directors is to provide strategic direction and support to Vinci Partners by monitoring business opportunities, innovation, sustainability, and the development of our professionals. As of the date of this report, it is composed of eight directors, four of which are independent, and is chaired by Gilberto Sayão. In 2021, we were granted the Women on Board (WOB) seal, an independent initiative that recognizes and promotes organizations with at least two women on their boards of directors or advisory boards.

Audit Committee

In alignment with the best market practices and meeting regulatory requirements, the Audit Committee is composed of four independent directors and chaired by Ana Marta Veloso. The Audit Committee oversees internal controls and the company’s financial statements, ensuring compliance with corporate governance principles. It is also responsible for receiving and analyzing complaints submitted through the external whistleblower channel implemented in 2021, in line with the Foreign Corrupt Practices Act (FCPA), a U.S. statute on foreign corruption practices.

ESG Committee

Established in May 2021, the ESG Committee recommends, discusses, proposes, and evaluates Vinci Partners sustainability actions. It is composed of eight members and chaired by an independent director, Sonia Consiglio, since August 2021.

We believe that investments that incorporate best ESG practices can bring superior returns to investors, society and to Brazil, and we believe that we have the potential to transform the market and lead by example, based on constructive engagement with investee companies. With an initial focus on risk mitigation, our approach was expanded to consider value generation from integrating best practices to the investment processes, always considering pre-established policies, solid methodologies, and objective criteria. We therefore believe that the ESG Committee can be a catalyst for the ESG agenda and help it permeate all business fronts and middle areas, from the board of directors to every other level inside the Company.

Vinci Partners’ ESG agenda is structured in three pillars:

•

Business: we seek to promote responsible, sustainable and impact investments, from a holistic perspective and permitting a flexible evaluation of opportunities, with a fundamentalist ESG integration, negative and positive screening, and metrics and ratings during the asset evaluation process, where applicable.

•

Fostering (industry and market): we seek to expand formal commitments to the ESG agenda and actively engage in sectoral associations and interest groups to spread knowledge and help strengthen the topic in Brazil.

•

Culture & Practices (Walk the Talk): we seek to implement internal actions – such as the promotion of diversity, equity, and inclusion in the teams – that propel the advancement of the culture and practice of ESG topics at Vinci Partners itself.

Innovation Committee

We believe that innovation has great transformational potential and, through process automation and optimization, can promote important gains to governance, transparency, and compliance. The Innovation Committee goal is to promote creativity and the development of the Company by evaluating what measures will be implemented to expand digital skills, what are the related risks and how can they be minimized. It discusses topics such as big data, artificial intelligence and blockchain by examining how they can be incorporated into the business. The committee is composed of thirteen members and is chaired by an independent director Guilherme Stocco.

Executive Committee

The executive committee is comprised of a group of senior partners that lead the main areas of the company. Its goal is to think of Vinci Partners as a business, learning form global references and identifying opportunities for improvement. It also supports themes related to innovation, communication, people and culture.

Diversity, Equity, and Inclusion

We have several programs focused on diversity and inclusion at Vinci Partners, and we constantly seek to improve our performance on that front. Between 2017 to 2022, the number of women in our back-office and front-office areas grew by 62% and 126%, respectively. As of December 31, 2022, 34% of our workforce is comprised of women. In addition, there is no gender pay gap at Vinci Partners.

Vinci for Them (“Vinci por Elas”) Program

Launched on the International Women’s Day in 2021, our Vinci for Them program congregates all of the following gender equity initiatives in the Company. Since its inception, 22 women were hired under the program:

•

Female Talent Pool: an affirmative action program of female-only recruitment that aims to promote gender equity through the formation of a good base of female professionals. The initiative has led to two women among Vinci Partners’ four independent directors, the receipt of the WOB (Women on Board) seal in 2021, and in Ana Marta Veloso and Sonia Consiglio chairing the Audit and ESG Committees, respectively.

•

Additional benefits to parental leave: for women, this program grants the 120 days of maternity leave guaranteed by law. For both men and women, this program grants 30 vacation days after birth (in addition to parental leave), one month of guaranteed work-from-home arrangements, and after the child’s six-month birthday, two guaranteed work-from-home days per week.

•	Vinci Mom’s Space: provides private rooms in all offices so that mothers can breastfeed whenever they want with breastfeeding kits and exclusive refrigeration spaces.

•	Women’s Health Program: a program that sponsors periodic lectures on women’s health with specialist doctors.

•	Leadership support: a CEO statement declaring their support to the Women Empowerment Principles (WEP).

Internal Environmental Practices

The main impact of our operations on the environment derives from the allocation of resources, which has led us to develop products related to environmental issues, such as Vinci Energia (VIGT), Vinci Energia Sustentável (VES), Vinci Infraestrutura Água e Saneamento (VIAS) and Vinci Climate Change (VICC). Nonetheless we seek to align all our internal activities with best environmental practices, as consistency between speech and practice gives us even more power to demand the best standards from the companies in which we invest. Among the practices, we highlight the following:

•	Sustainable construction: we received an LEED Silver certification in the headquarters building in Rio de Janeiro, which attests to the good use of water and energy resources;

•	Urban mobility: we have had bicycle facilities at our headquarters in Rio de Janeiro since 2015 (including bicycle storage and changing rooms);

•

Renewable energy: we support the generation of photovoltaic solar power generation in Paraíba do Sul, Rio de Janeiro for our headquarters in Rio de Janeiro in partnership with Axis Renováveis. In the year ended December 31, 2022, 1,176,527 kWh were contracted and consumed;

•

Office initiatives: we carry out the preventive maintenance and replacement of equipment to reduce inadvertent emissions from fire extinguishers and air conditioners, set up motion sensors to reduce energy consumption, implemented protocols for turning off the air conditioning in areas and times of lesser use, and promote waste recycling and other initiatives to reduce the waste generated;

•

Neutralization of Greenhouse Gas (GHG) emissions: Vinci Partners is proud to announce that it has been awarded the Friend of the Climate (“Amigo do Clima”) award under the carbon offset program run by WayCarbon, which certifies our GHG offsets. The program uses internationally recognized methodologies to calculate GHG emissions and carbon credit offsets from projects that yield. The initiative seeks to align our activities with the best environmental practices, in line with our ESG agenda, which has been a key driver of our investment and management processes for more than 12 years and is an increasingly significant part of our culture.

Investment Process in ESG

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

Infrastructure

Our infrastructure strategy is also investing heavily in the ESG agenda. We are developing our VICC fund, focusing on investments that actively contribute to the climate agenda ranging from renewable energy generation and water supply to the efficient use of natural resources and reduced emissions from other sources. Our goal is to help to mitigate climate change globally. All investments made by VICC should also seek to increase diversity and inclusion across portfolio companies.

The complexity of infrastructure investments demands a robust due diligence regarding operational, financial and ESG aspects. Our funds have a strong governance policy, especially those related to government-controlled assets. Vinci Partners’ Water and Sewage strategy closed its first investment in 2021, the public concession of CEDAE Block III. The water and sewage sector is a key sector for ESG investments in Brazil. The fund also has alignment with ESG guidelines through sustainability metrics.

Real estate

Our listed REITs faced a challenging environment in 2022 and showed resilience due to our strong competitive position in the market and the team’s extensive track record. Robust governance in the funds’ investment and monitoring process was a key factor to navigate a difficult market environment.

Several of our invested real estate properties have LEED certifications, which reflect our commitment to green practices in our portfolio. In 2022, our Real Estate strategy, in partnership with our Credit group, raised funds our first agribusiness fund, VICA, which is advised by Chrimata. The agribusiness sector provides significant investment opportunities, which strengthens the ESG agenda with investment profile and materiality of the assets. Transparency and a robust due diligence are key for this investment process.

Credit

Our credit segment also has a group of funds dedicated to finance infrastructure projects and companies, such as Vinci Energia Sustentável, or VES, and Vinci Credit Infra. These funds have a series of ESG guidelines, such as a veto on investments in fossil fuels and compliance with social, labor and environmental rules and regulations. VES was funded by the BNDES and other relevant Brazilian institutional investors and was the first Brazilian fund to receive the ESG “European Standard” label. VES closed its investment period ahead of schedule, which reflects our team’s ability to manage this kind of asset.

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

IP&S

When our IP&S team analyzes external managers in which to invest, they may also take into consideration ESG practices. A relevant portion of the business is funded by institutional investors, which require a complete asset monitoring process and a thorough due diligence process.

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

•

Local Institutional Clients: This client division covers Brazilian pension funds (public and private), insurance companies, and large and mid-size corporations. Local institutional clients represent a significant opportunity since they are historically under-allocated to alternative investments. New clients (less than 2.5 years with assets under management by Vinci Partners) represent over 17.1 % of the division’s AUM. As of December 31, 2022, the 10% largest institutional clients represented 58.8 % of the division’s AUM and the top three products are investment products and solutions (55.7% of clients), public equities (42.9% of clients) and credit (35.7% of clients). As of December 31, 2022, on average, a client had 3.2 different products distributed across an average of 1.9 different strategies.

•

Institutional Offshore. This client division covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others. We may hire placement agents in order to advise us in the international fundraising of certain vehicles. In our private equity strategy, our foreign investors are primarily based in the United States (55%), Europe (18%), Middle East (11%), and Asia (5%). By investor type, our private equity offshore foreign investors are primarily public pension funds (18%), asset managers (17%), sovereign wealth funds (16%), and fund of funds (12%).

•

High Net Worth Individuals: This client division covers HNWIs, which we consider to be clients that have the potential to invest at least R$30 million. From January 1, 2019 to December 31, 2022, 70.6% of new money came from existing client relationships, excluding our partners. As of December 31, 2022, the 10% largest HNWI clients represent 84.3% of the division’s AUM and the top three products are investment products and solutions (45.3% of clients), hedge funds (41.0% of clients) and public equities (30.5% of clients). As of December 31, 2022, on average, a HNWI had 4.6 different products distributed across an average of 2.4 different strategies.

•

Allocators and Distributors (A&D or fund of funds and distributors): This client division covers banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, and approximately 26 distribution platforms such as XP and BTG Digital. This division is responsible for the distribution of all Vinci Partners products, both liquid and illiquid, including private equity. Banks and platforms account for 20.7% and 14.3% of the AUM of this division as of December 31, 2022, respectively, and the top three products are equities (40.5% of clients), investment products and solutions (41.6% of clients), and hedge funds (37.1% of clients). As of December 31, 2022, on average, a client had 3.5 different products (i.e. investment funds) distributed across an average of 2.0 different strategies. In recent years, this division has focused on leveraging existing relationships to include new investment products and asset classes. Additionally, it has focused on adding new distribution partners, primarily large banks.

•

Capital Markets (public market vehicles): These distribution channels cover public market vehicles of our listed funds (e.g. REITs and infrastructure funds). We do not have an origination and client base team like for others distribution channels, but we have a dedicated investor relations team to access and communicate with the market and the quotaholders of listed funds.

Currently, our AUM is weighted toward long-term capital, with 51% committed for five years or more. Our platform offers a wide range of products across different strategies, and we are supported by a diverse investor base, with 34% of our AUM coming from local institutional clients as of December 31, 2022, followed by HNWIs with 24%, institutional offshore clients with 23%, and the remainder from retail clients and public market vehicles;

We believe we have a very loyal client base. Over 80% of our client base comes from proprietary relationships from our client division teams. Our proximity to our clients is a strong advantage, creating an open and transparent channel in order to understand their needs and propose solutions in every scenario.

The following table sets forth our AUM by type of investor as of the dates indicated.

	As of December 31,
	2022	2021	2020

	(in R$ millions)
Local institutional	21,608	20,428	15,186
HNWI	14,911	13,472	10,925
Institutional offshore	14,634	12,772	14,123
Allocators and distributors	6,630	5,532	5,085
Public market vehicles	5,298	5,025	4,524

Total	63,081	57,229	49,843

People and Career

At Vinci Partners, we believe that human capital is one of our main strategic differentials. Our culture is to train professionals through initiatives to stimulate self-development through internal and external development programs. The key entry point to work at Vinci Partners is in our support areas, where our people have the opportunity to acquire knowledge about the business’ operations, accumulate experience and improve their professional maturity, in addition to being inserted into the Vinci Partners culture. The other entry point opportunities that arise at Vinci Partners are primarily filled by professionals who are already part of our staff, in keeping with our culture to value our internal human capital. Positions that may not be filled through internal recruitment are filled by expert professionals with proven track records in the target position after a careful external recruitment process.

Training & Development

Our training and development programs, are promoted by our People & Management team and are focused on training our team, leaders and individuals, encouraging self-development, the exchange of expertise among professionals from different areas, the dissemination of culture and integration of personnel.

•

Inside Vinci (“Por dentro da Vinci”) – This program aims to further integrate our operations team with the business strategies through lectures, which are held periodically by our senior team and which present their professional trajectory, the dynamics and objectives of their strategies and their products.

•

Incentive Certifications – The objective of this program is to encourage employees to pursue CFA and CFP certifications and consequently seek development through studies. Vinci Partners reimburses 100% of the tests’ costs for employees who are approved.

•	External Courses – These are courses held on demand that aim to develop technical and/or behavioral skills, in addition to network experience and stimulation that cannot be met internally.

•

Vinci Training – This structured program takes place periodically throughout the year, is taught by senior people and is open to all areas of the Company. Since its creation, the goal of this program is to increase the framework and technical knowledge of all participants.

•

Coaching – This structured development process allows the self-reflection of professionals by stimulating the development of important skills for career ascension within Vinci Partners. For the past three years, this program has been supporting us in accelerating the career of women at Vinci Partners.

Talent Attraction

Vinci Partners, through the partnership of our People & Management department with our business segments, has been promoting actions with financial leagues and student entities focused on the financial market since 2017, with the objective of contributing to the training of these students and increasingly bringing the Company closer to universities. The initiatives disseminate the culture and strength of the Vinci Partners brand and are a channel of attractiveness of young talent to the company.

•

Mentoring – Our professionals guide groups of students with an interest in getting to know and specializing in the financial industry. In 2022, we had eight groups of mentors across our different business strategies.

•

Lectures and Sponsorship – We participate in events organized by the universities where our staff share their professional trajectory and the dynamics and objectives of their areas. In 2022, we sponsored the PUC-Rio Finance Week and gave more than 15 lectures.

•

Vinci University Day – A face-to-face event with lectures for the leagues and academic centers of financial markets, which aims to bring the Company closer to universities. In 2022, we organized two editions through our Rio de Janeiro and São Paulo offices, where we received more than 100 students.

•

Summer Program – In 2023, we implemented our summer program, which is focused on university students interested in the financial markets. The program has two classes: one for Brazilian students from universities outside Rio de Janeiro and São Paulo, which takes place in January (the Brazilian summer), and one for students from Northern Hemisphere schools (mostly in Europe and in the United States), which takes place in July.

Compensation and Continuity

Vinci Partners seeks to retain talent by paying a competitive total compensation and providing a leading organizational environment, with meritocracy as a focus not only at the individual level, but also at the team level. In addition, in order to retain our leading talents, we encourage an owner’s attitude from our team to sustain their motivation to seek optimal results, in addition to providing the aforementioned trainings. The main mission of the People & Management area is to attract, retain and develop professionals capable of ensuring the sustainable growth of the Company and perpetuity of the business, always aligned with the purpose of Vinci Partners, and disseminate our organizational culture.

We are also constantly concerned with ensuring the continuity of our business and, to do so, we have important compensation tools. Every year, we determine the annual bonus to be received by our personnel through a rigorous, detailed, and meritocratic evaluation of the person’s performance during the year. This process is a fundamental instrument to identify and reward employees who stood out and are better positioned to become partners.

We also built a seniority categorization model by scale, from junior and operational teams to members of the executive committee. We divided levels beginning at the operational level as the point-of-entry into Vinci Partners (comprised of interns, analysts and associates). The second step includes vice-presidents, principals and managing directors, who are responsible for business development. Finally, the final level of the structure includes partners and members of the executive committee who lead Vinci Partners’ strategy and viability. The transition process between these levels follows a growing scale of development that is assessed during the annual evaluation process.

Since its IPO, Vinci Partners has sought diverse and efficient compensation tools to encourage its most senior members to be engaged and aligned. An important incentive is the possibility of becoming a partner following years of professional excellence and seniority, which has recently been made possible through our long-term incentive plans. This is an annual process and its goal, in addition to retention, is to ensure the continuity of our business. We believe that our retention policy is also an excellent attribute to attract new professionals. Therefore, we understand that our compensation process is robust and aligned with our short-, medium-, and long-term goals.

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

•

Fraud and Corruption. Vinci Partners seeks to undertake a comprehensive anti-fraud and anti-corruption diligence process in connection with all private market transactions. We perform background checks and extensive legal due diligence in every potential deal that our private equity, infrastructure, and real estate funds are involved. Generally, this process is coordinated by the deal team members, with the support of our compliance team and/or external counsel (typically full-service law firms or niche-oriented firms, when required). We monitor the portfolio companies through our specific deal team members, which are required to periodically report updates on the investment (in all aspects, including operational performance, legal issues, and potential irregularities). Additionally, we usually have the right to appoint members to the board of directors and/or management of the portfolio companies—such appointments are another direct channel for this type of reporting. In case of any potential irregularity, the members of the team responsible for the portfolio company shall immediately report such event to the legal and compliance teams who will assess the information and provide guidance on how to proceed.

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

•

Market and Liquidity Risk. Vinci Partners seeks to mitigate market and liquidity risk by monitoring Liquid Funds on a daily, weekly, or monthly basis accordingly to the profile of each fund. Vinci Partners has policies that drive our risk control activity, and every fund has its own risk limits that are controlled by the risk department and, when applicable, the fund committee. The chief risk officer reports to the chief executive officer and is responsible for solving any breaches to risk limits without the need for the fund manager’s pre-approval.

Competition

Vinci Partners is a leading alternative asset manager with strong competitive advantages amongst peers. We believe our platform is stronger than our closest competitors and superior in capabilities than what local banks and single-sector focused asset managers can offer. We have several key differentiators which position us as a leading alternative asset manager in the Brazilian market, such as our exposure to long-term capital, our partnership model and a diversified business model with ten different business strategies integrated into a single platform with a comprehensive offering.

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

The following table describes our competition. Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global asset manager franchise, or a fund of funds. Other alternative local asset managers include Patria and Kinea and other independent asset managers include Gavea, SPX and Jive Investments. Hedge funds include JGP, Bahia, Verde and others. Incumbent banks include Banco do Brasil, Itaú Unibanco, Bradesco, Santander, and Caixa.

Source: ANBIMA, Company, and the websites of each of the above companies.

Infrastructure

We believe that Brazil offers a diverse and deep investment opportunity set, due to the critical need for infrastructure investments, the weak financial position of the central government and higher leverage profile of traditional players. We believe that there is a limited number of active investment managers with the dedicated capital or the experience to invest in Brazilian infrastructure. Vinci Partners believes it is highly differentiated from its competition given the team’s ample transactional expertise (over 30 transactions) particularly, in complex situations, with deep relationships, a flexible investment approach, and sector-specific knowledge. We also face more limited competition from local investment managers in deals averaging from R$100 million to R$300 million.

Private equity

Vinci Partners considers itself a pioneer in Brazilian private equity and we believe we are the only purely Brazilian private equity firm that has always been independent. Since 2004, our flagship Vinci Capital Partners funds have invested R$5.9 billion across 25 investments in Brazil, as of December 31, 2022. Moreover, while many other Brazil-focused funds (such as Warburg and Advent) are affiliated with larger, global managers, Vinci Partners continues to remain independent, with an internally trained team, and whose members have begun and developed their investment careers in Brazil. Given Vinci Partners’ history and presence in Brazil as one of the longest-tenured local private equity firms, Vinci Partners believes it has a distinct competitive advantage against both local and global players. Moreover, for the most part, the strategies employed by these other funds generally do not compete directly with Vinci Partners’ control-oriented, operationally intensive strategy.

Vinci Partners’ sourcing methodology focuses on acquiring businesses or making investments outside of structured auction processes, so in many cases Vinci Partners will not encounter competition during the sourcing phase. Vinci Partners believes that its proprietary sourcing strategy allows us to negotiate more favorable investment terms and downside protections to help generate more attractive returns. Notably, Vinci Partners sourced 15 of the 26 previous investments on an exclusive basis.

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

Credit

We believe we are one of the first independent players to offer Brazilian private credit funds focused on the long-term direct lending business. Nevertheless, we currently see some of the asset management platforms (such as Kinea, BTG Pactual, and XP) as being our biggest competitors and the big banks themselves, which either use their balance sheets or offer solutions through their debt capital markets areas for companies to access alternative financing options. As described elsewhere herein, we see a significant opportunity for banking disintermediation in Brazil and for the private credit market to develop.

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

Real estate

The real estate strategy of Vinci Partners is the tenth largest manager of listed REITs in Brazil based on ANBIMA data. The largest REIT manager in Brazil is BTG, with R$24.5 billion under management as of December 31, 2022. BTG asset management is controlled by Banco BTG Pactual, one of the largest private banks in Brazil and benefits from the bank´s extensive retail distribution. BTG is followed by Kinea, XP and CSHG, all of them counting on powerful in-house retail distribution capabilities which enhances their access to capital. It is important to mention that in some of the other players the total AUM figure it is accounted the amount they have under management as the fund administrator of passively managed REITs.

Due to the rapid growth of the REIT industry in recent years, a significant number of new players have come to the market, increasing competition. Notwithstanding, the largest and most established players have a significant competitive advantage competing for capital which was reflected in the market share of these players and the amounts raised by them in 2022. In challenging market environments, as we faced in 2022, we believe that Vinci Partners’ track record and expertise set ourselves apart from competition. Despite primary issuances by listed REITs industry in Brazil being at historically low levels throughout 2022, we believe that our team’s creativity to build pay-in-kind transactions in our offices and shopping mall REITs, VINO and VISC, was an important driver for growth and, therefore, a competitive advantage.

Vinci SPS

We believe that we are among the largest independent players focused on special situations in Brazil. A significant number of new players have come in to the market in the past few years, which has increased competition. Nonetheless, we believe that the largest and most established players have a significant advantage competing for capital and sourcing deals, since many of the new entrants operate through club deals, focusing on smaller investment tickets and shorter-term strategies (including immediate flipping). Vinci SPS benefits from a broad and flexible mandate, encompassing five main strategies and allowing for dynamic balancing of portfolio mix according to market swings.

We believe the special situations market in Brazil is vast and may absorb the recent growth without jeopardizing long term performances for tier one players. The asset class allows for differentiation across various aspects such as sub-strategies, ticket, duration, liquidity, governance over assets, capital instrument, geography and primary vs. secondary markets.

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

In the long-term, we estimate that we have between 50 and 60 competing funds. In the dividends mandate, that number is closer to 20. These numbers have been growing over time as new asset managers and public equities firms have been created.

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

Retirement Services

In 2022, we announced our efforts to expand into retirement services with our new segment, VRS. One of the main reasons for developing VRS was the extensive market opportunity that we believe we encountered in Brazil. The addressable retirement services market is sizeable, with more than R$1 trillion in AUM and double-digit growth in recent years, according to FenaPrevi. While liquid markets have struggled with outflows, open-ended pension plans posted another year of inflows in 2022, according to ANBIMA.

Looking to our competition, approximately 90% of the retirement services industry is controlled by traditional banks, according to FenaPrevi. This bears a direct relationship with one of Vinci Partners’ growth opportunities: the decentralization of capital from traditional banks. This is seen in recent pension plan portability numbers, as we are seeing a significant number of flows from traditional banks to independent insures, according to SUSEP.

In addition, there is a lack of independent alternative players offering open-ended pension plans. Currently in Brazil, this number is a low single-digit number of relevant players, according to FenaPrevi. We believe that the market has several barriers of entries caused by expertise and structuring requirements. In particular, SUSEP has a number of requirements that only sizeable and consolidated players can address, which we believe places Vinci Partners in a unique position to capture a relevant portion of the industry. With that said, our biggest competitors are traditional banks, which hold close to 90% of the market share in the retirement services market, according to FenaPrevi. The remainder market share is primarily held by XP, Inc., BTG Pactual and Icatu Seguros.

Financial Advisory

Our financial advisory business competes mainly against local and international M&A boutiques.

Regulatory Overview

We are subject to government authorizations and extensive regulation in the jurisdictions in which we operate and conduct our activities.

Regulatory Matters in Brazil

Nine of our subsidiaries, Vinci Capital Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Soluções de Investimentos Ltda. (former Vinci Gestão de Patrimônio Ltda.), Vinci Gestora de Recursos Ltda., Vinci GGN Gestão de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda., Vinci Real Estate Gestora de Recursos Ltda., Vinci Asset Allocation Ltda, and SPS Capital Gestão de Recursos Ltda., or the Regulated Entities, carry out operations that are subject to specific Brazilian laws and regulation by the CVM. Furthermore, Vinci Gestora de Recursos Ltda. is a member of the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, and all Regulated Entities are also subject to ANBIMA’s codes and rules. Vinci Capital Gestora de Recursos Ltda. is associated with the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP.

The Regulated Entities are licensed to operate in the Brazilian capital markets as asset management companies (administrador de carteiras de valores mobiliários) by the CVM, and subject to the rules and oversight of the CVM, pursuant to Law No. 6,385 of December 7, 1976, or Law No. 6,385/76, and CVM Resolution No. 21 of February 26, 2021, or CVM Resolution No. 21.

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

Our subsidiary Vinci Vida e Previdência S/A, or VVP, is subject to specific Brazilian laws and regulation enacted by the SUSEP and is licensed to operate life insurance and open-ended pension plans in Brazil. The applicable laws in Brazil include Complementary Law No. 109/2001, Decree Law No. 73/1966 and certain other rules and regulations issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados), or CNSP, and SUSEP, among others.

Laws and Regulations Applicable to Asset Management and Insurance Activities in Brazil

Law No. 6,385/76, regulates the issuance, offering and distribution of securities (including shares of funds) in the public market, as well as the trading of securities, management and settlement and/or clearance of securities transactions in Brazil. All such activities require prior authorization from the CVM.

The capital markets regulatory framework, in Brazil, is further supplemented by regulation issued by the CMN, the CVM, the SUSEP and the Brazilian Central Bank, and self-regulation policies, such as those issued by securities exchanges and self-regulated entities, that govern their members and participants, (such as, for example, B3 S.A. – Brasil, Bolsa, Balcão, or B3, the ANBIMA and the ABVCAP).

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

To be authorized by the CVM to engage in such an activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have fiduciary administration or securities portfolio management, as applicable, as a corporate purpose and be duly incorporated and registered with the Legal Entities Taxpayer Registration – CNPJ; (3) have one or more officers duly certified and approved by CVM to take on liability for fiduciary administration or securities portfolio management, as applicable, pursuant to CVM Resolution No. 21; (4) appoint a compliance officer and, in the case of portfolio managers, also a risk management officer; (5) appoint a distribution officer, if the entity distributes shares of investment funds administrated or managed thereby, as applicable; (6) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; who is not unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Brazilian Central Bank, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (7) put in place and maintain personnel and IT resources appropriate for the size and types of services to be rendered; and (8) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21.

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

Insurance companies such as VVP are required to be licensed by SUSEP in order to operate in any given insurance field and are subject to the local legal and regulatory framework governing their operations, governance, solvency, products, accounting, actuarial standards and other technical aspects of their business.

With respect to solvency, CNSP Resolution No. 432/2021 and SUSEP Circular No. 648/2021 provide for sets forth technical provisions and standards for assets that reduce the need to cover technical provisions, risk capital, adjusted net worth, minimum required capital, smoothing plans, retention limits, accounting standards, criteria for investments, accounting standards, regularization plans, accounting auditing and independent actuarial auditing.

The minimum capital requirement is the total capital that a supervised company must maintain in order to operate and is equivalent to the greater of the base capital and risk capital (segregated in market, credit, underwriting and operational risk capital). Base capital is a fixed amount of R$1.2 million and a variable amount according to the geographical region in which the insurer operates. For insurers classified as an “S3” entity (a type of systemic risk classification) operating in all the geographic regions of Brazil, like Vinci Vida e Previdência S.A., the base capital is R$3.96 million. Risk capital is calculated using highly detailed rules.

With respect to investments, CNSP Resolution No. 432/2021 applies, as a general rule, to both “free” assets (not related to technical provisions and reserves) and assets related to technical provisions and reserves and imposes general prudential rules. CMN Resolution No. 4,993/2022 applies only to assets related to technical provisions and reserves. CMN Resolution No. 4,993/2022 establishes also some general prudential rules and, in particular, allocation limits to fixed income, variable income, real estate, and investments subject to exchange variation, among others.

With respect to governance, CNSP Resolution No. 422/2021 authorizes SUSEP to regulate, among other things, licensing, mandatory statutory or contractual bodies, the payment of capital and transfer of portfolio, and corporate control structure. In addition, SUSEP Circular No. 622/2021 regulates the prevention of money laundering, SUSEP Circular 638/2021 regulates cybersecurity and SUSEP Circular No. 666/2021 regulates sustainability requirements.

With respect to product marketing, the primary rules on personal insurance, which is VVP’s line of operation, and more specifically risk and accumulation products, are CNSP Resolution No. 348/2017, SUSEP Circular No. 564/2017, SUSEP Circular No. 667/2022 and CNSP Resolution No. 439/2022. VVP’s operations are concentrated in accumulation products, which in Brazil are associated with tax benefits.

Internal Compliance Procedures

CVM Resolution No. 21 requires that asset management firms maintain internal compliance procedures.

Moreover, SUSEP rules require all supervised companies to implement and maintain an internal control system and appoint a statutory officer responsible for internal controls. Supervised companies must create a compliance unit responsible exclusively for continuously monitoring and supporting the activities aimed at ensuring compliance. In addition, companies supervised by SUSEP must implement and maintain a risk management structure and have a risk management policy. Such companies must also create a risk management unit, responsible exclusively for continuously monitoring and supporting its risk management, and a risk committee, responsible for assisting its most senior managerial body in the performance of its attributions related to risk management. Finally, insurance companies must also implement an internal audit unit, which must be exclusively responsible for carrying out audit activities. This unit must be independent and segregated from the other organizational units, including the compliance and risk management units, reporting functionally directly to the maximum management body of the supervised company or indirectly, through the audit committee. External audit is also mandatory and subject to an array of rules.

Main Regulatory Entities

The main regulatory entity with authority to regulate our operations is the CVM. In addition, our asset management affiliates are associated with and subject to the self-regulatory rules issued by the ANBIMA and the ABVCAP. In addition, our life insurance and open-ended pension plans segment is regulated by the SUSEP and the CNSP.

We present below a summary of the main duties and powers of the CVM, ANBIMA and ABVCAP, and the SUSEP.

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

SUSEP and CNSP

SUSEP is a federal agency in Brazil in charge of implementing and conducting policies established by CNSP and the supervision of the insurance, coinsurance, retrocession, capitalization, supplementary pension schemes and brokerage. In turn, the CNSP is made up of one representative of each one of the following bodies: the Brazilian Ministry of Social Security, the Brazilian Central Bank, the Brazilian Ministry of Finance, the Brazilian Ministry of Justice and the CVM, in addition to the superintendent of SUSEP.

The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73/as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System (Sistema Nacional de Seguros Privados), or the SNSP, composed of: (1) the CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) reinsurance companies; and (5) duly qualified and/or registered insurance brokers. The CNSP is linked to the Ministry of Finance and its main roles include establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations and inspection of insurers, reinsurers, supplementary open pension funds and capitalization companies as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules as well as legal, technical and investment limits for the operations of insurers, reinsurers, supplementary open pension funds and capitalization companies; and regulating insurance and reinsurance broker activities and profession.

SUSEP’s main roles include processing application requests of incorporation, organization and operations, and inspecting insurers, reinsurers, supplementary open pension funds, and capitalization companies; issuing instructions and circular letters in connection with the regulation of insurance, reinsurance, supplementary open pension funds and capitalization operations, in accordance with CNSP guidelines; setting forth the conditions of insurance plans to be used by the insurer market; approving limits for the operations of supervised companies; authorizing the use and release of assets and amounts given in guaranty for technical provisions and discretionary capital; inspecting and implementing the general accounting and statistical rules set forth by CNSP; inspecting the operations of supervised companies; and conducting the liquidation of supervised companies.

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

Insurance companies are subject to the administrative sanctions set forth in Decree-Law 73/1966 and regulated by CNSP Resolution No. 393/2020. SUSEP Circular No. 645/2021 deals with the supplementary rules on administrative sanctioning proceedings.

CNSP Resolution No. 393/2021 establishes the following sanctions for individuals and legal entities: warnings; fines of up to R$ 20,000,000.00; the suspension of the authorization to carry our activities or a profession; the suspension to operate in classes, group of classes in insurance or reinsurance operations; the suspension to operate in types of capitalization titles; the ineligibility to hold a position or office in the public sector and in state-owned or mixed economy companies and their subsidiaries, complementary pension fund entities, capitalization companies, financial institutions, insurance and reinsurance companies; the disqualification to hold the position of manager of legal entities; the cancellation of the authorization to exercise carry out activities or operations; and the cancellation of the insurance broker registration. In practice, the most frequent sanction is a fine, the amount of which varies according to the circumstances of the offense (e.g. recurrence, seriousness, prior occurrences, attenuating factors, aggravating factors, gains obtained, among others).

In parallel, SUSEP Circular No. 643/2021 deals with consumer complaints, especially the registration of complaints on consumidor.gov.br, the Brazilian federal government’s official website for the resolution of consumer disputes.

Anti-Money Laundering Regulations

Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the AML Law, and Law No. 13,506 of November 13, 2017 (related to administrative procedures and enforcement conducted by the CVM and the Brazilian Central Bank), play a major regulatory role in the oversight of banking and financial activities in Brazil. The AML Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash, or assets, acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The AML Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras) or COAF, which operates under the Ministry of Economy. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Article 11 of the AML Law provides that each business must comply with the rules enacted by regulators with authority over it. In the case of asset managers, the CVM is the main regulator and CVM Resolution No. 50, dated August 31, 2021 (which replaced CVM Rule No. 617, dated December 5, 2019), which focus on a risk-based approach and reinforcements of internal compliance, is CVM’s main regulation regarding anti-money laundering and combating the financing of terrorism, or AML/CFT for asset managers. In the case of insurance companies, SUSEP Circular No. 612/2020 is the main rule applicable to our subsidiary VVP.

Pursuant to the AML Law, asset managers and insurance companies, among others, must comply as follows: (1) identify and maintain up-to-date records of their clients, for a period of at least five years, (2) keep up-to-date records of all transactions, for a period of at least five years, in foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) adopt anti-money laundering, or AML, internal control policies and procedures that are compatible with the size and operations of the company; (4) monitor whether any client and/or their ultimate beneficial owners are persons under sanction by the United Nations’ Security Council and hastily notified to the Ministry of Justice and Public Safety, COAF and the CVM or the SUSEP in case any attempt to transfer funds to such a person is identified; (5) register and maintain up-to-date records with the appropriate regulatory agency (i.e., COAF and/or CVM or SUSEP); (6) comply with COAF’s requests and obligations; (7) pay special attention to any transaction or corporate reorganization of clients or ultimate beneficial owners of clients that, in light of the provisions set forth by competent authorities, may indicate suspicion of money laundering or financing of terrorism or where the ultimate beneficial owner cannot be ascertained; (8) report all suspicious transactions (pursuant to CVM Resolution No. 50 and SUSEP Circular No. 612) to COAF within twenty-four hours, while abstaining from notifying their customers of such report; and (9) confirm to the applicable regulatory agency (i.e., COAF and/or CVM or SUSEP) that no transactions have occurred, in the case there are no transactions.

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

•

Definition of steps for KYC procedures. Entities subject to CVM Resolution No. 50 shall adopt KYC procedures which at least include the following four steps: (i) client identification; (ii) onboarding; (iii) due diligence; and (iv) identification of beneficial owners.

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

SUSEP Circular No. 612 imposes similar internal controls and monitoring requirements upon life insurance and complementary pension companies, in particular: (1) the monitoring of transactions involving politically prominent persons, terrorism and money laundering; (2) the prevention, monitoring and detection of suspicious transactions; (3) the registration of transactions with clients and beneficiaries, third parties and related parties; and (4) the validation of compliance mechanisms by internal auditing. Companies subject to this regulation are also required to appoint one of their Officers as head of compliance and register such individual in accordance with anti-money laundering laws and SUSEP Circular No. 612.

Relationships with other Regulated Entities

The Regulated Entities perform a range of portfolio management services to the funds under our management, as described above. In order to provide such services, the Regulated Entities engage with local representatives and custodians to register and effect foreign investments in Brazil under CMN Instruction 4,373, or the 4,373 Representatives and Custodians. The 4,373 Representatives and Custodians are entities regulated by the CVM and the Brazilian Central Bank, and are subject to the same AML/CFT rules described above, in addition to other rules on custody and representation applicable to non-resident investments in Brazil.

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

As of December 31, 2022, and as a result of our IPO, we had a total of 55,080,736 common shares issued and outstanding, 14,466,239 of these shares were Class B common shares beneficially owned by Gilberto Sayão da Silva, and 40,614,497 of these shares were Class A common shares beneficially owned by the other former quotaholders of Vinci Partners Brazil and our public shareholders. In addition, 1,832,852 Class A common shares were held in treasury. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Our Corporate Structure

Our group is currently composed of 15 main companies, 13 of which are incorporated in Brazil and two of which are incorporated in other countries. Our material operating subsidiaries are: Vinci Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Capital Gestora de Recursos Ltda., Vinci Assessoria Financeira Ltda., Vinci Soluções de Investimentos Ltda. (formerly Vinci Gestão de Patrimônio Ltda.), Vinci Real Estate Gestora de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda.,

Vinci GGN Gestão de Recursos Ltda., Vinci Asset Allocation, and SPS Capital Gestão de Recursos Ltda. The following chart shows our simplified corporate structure, after giving effect to our corporate reorganization, the Contribution and the IPO:

Gilberto Sayão da Silva
Alessandro Monteiro Morgado Horta
Paulo Fernando Carvalho de Oliveira
Other partners
Public Float
Class B Common Shares
78,1% of voting power
26,3% of economic interest
Class A Common Shares
4,5% of voting power
15% of economic interest
Class A Common Shares
1,1% of voting power
3,8% of economic interest
Class A Common Shares
9,1% of voting power
30,6% of economic interest
Class A Common Shares
7,3% of voting power
24,4% of economic interest
Vinci Partners Investments Ltd.
100.00%
Vinci Partners Investimentos Ltda.
100.00%
Vinci Equities Gestora de Recursos Ltda.
99.99%
Vinci Capital Gestora de Recursos Ltda.
99.99%
Vinci GGN Gestão de Recursos Ltda.
75.00%
Vinci Asset Allocation Ltda.
100.00%
Vinci Infraestrutura Gestora de Recursos Ltda.
99.99%
Vinci Soluções de Investimentos Ltda.
90.00%
SPS Capital Gestão de Recursos Ltda.
100.00%
Vinci Partners USA, LLC (Delaware)
99.99%
Vinci Assessoria Financeira Ltda.
99.99%
Vinci Real Estate Gestora de Recursos Ltda.
99.99%
Vinci APM Ltda.
15.83%
84.17%
Vinci Gestora de Recursos Ltda.
85.00%
Vinci Holding Securitária Ltda.
99.99%
0.01%
Vinci Vida e Previdência S.A.

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

As of December 31, 2022, we owned 21 Brazil-issued patents or copyrights.

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

Properties

Our corporate headquarters are located in Rio de Janeiro and our principal executive offices, which include the majority of our product development, sales, marketing, and business operations, are located in both Rio de Janeiro and São Paulo. Our principal executive offices consist of approximately 31,247 square feet of space in Rio de Janeiro and 14,838 square feet of space in São Paulo under leases that expire on August 5, 2025 and August 5, 2030 (for Rio de Janeiro) and on April 3, 2026 (for São Paulo). We also have offices in other locations, including in Recife and Ribeirão Preto in Brazil and in New York City in the United States, and believe our facilities are sufficient for our current needs.

As of December 31, 2022, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the city of Rio de Janeiro, Brazil. We believe that our facilities are suitable and adequate for our business as presently conducted; however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

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

A. Operating Results

Overview

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 283 full-time employees as of December 31, 2022 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments include Private Markets strategies (including private equity, real estate, credit, infrastructure, special situations funds), Liquid Strategies (including public equities and hedge funds), Investment Products and Solutions, or IP&S, Retirement Services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies (those with annual gross revenue between R$100 million and R$600 million).

We have established a premier independent investment franchise with market leadership across each of our high value-added segments that we believe provide us with strong competitive advantages. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with the adoption of innovative technologies and increasing integration across our business strategies, strongly positions us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investments market.

Segment Reporting

Until December 31, 2020, our strategic decisions comprised eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services; (v) investment products and solutions; (vi) real estate; (vii) infrastructure; and (viii) credit. Beginning in the year ended December 31, 2021, our eight segments were grouped into four new segments: (i) Private Markets (including private equity, real estate, infrastructure and credit), (ii) Liquid Strategies (including public equities and hedge funds), (iii) IP&S, and (iv) Financial Advisory. This change was motivated by how our chief executive officer monitors and manages our business, as well as the way shareholders and investors evaluate our investment vehicles, to present financial and strategic information in a more cohesive manner. Strategies were sorted within business segments following technical and strategic similarities among the attributes of the respective funds, such as management and performance fee structures, liquidity constraints, targeted returns, and investor profile. In the year ended December 31, 2022, we created a fifth segment, Retirement Services, following the launch of our retirement services strategy.

Our five segments consolidate our ten distinct business strategies: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services; (v) investment products and solutions; (vi) real estate; (vii) infrastructure; (viii) credit; (ix) special situations; and (x) retirement services.

For more information, see note 21 to our audited consolidated financial statements.

Key Business Metrics

The following table sets forth our AUM and fee-earning AUM, or FEAUM, as of the dates indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	AUM				FEAUM (1)
	Private Markets	Liquid Strategies	IP&S	Total	Private Markets	Liquid Strategies	IP&S	Total

	(in R$ billions)
As of December 31, 2021	22.0	11.6	23.7	57.2	20.0	11.4	23.5	55.0
Capital subscription (capital return)	3.8	—	0.1	3.9	2.5	—	0.1	2.6
Net inflow (outflow)	0.2	(1.6)	(0.1)	(1.5)	0.2	(1.6)	(0.1)	(1.5)
Appreciation (depreciation)	0.7	0.2	0.5	1.4	0.5	0.2	0.5	1.3
Acquisitions	2.1	—	—	2.1	2.1	—	—	2.1
As of December 31, 2022	28.7	10.2	24.2	63.1	25.3	10.1	24.1	59.4

(1)	FEAUM is measured as AUM excluding vehicles that are not expected to charge management or performance fees.

Our AUM increased from R$57.2 billion as of December 31, 2021 to R$63.1 billion as of December 31, 2022, a 10.2% increase compared to the previous year.

Overall AUM growth in 2022 was driven by additional AUM of R$7.8 billion across our Private Market funds, with (i) R$5.8 billion in new capital subscriptions following our efforts in the fundraising cycle beginning in early 2022 and (ii) R$2.1 billion coming from the Vinci SPS acquisition. This growth in AUM was partially offset by a net outflow of R$1.6 billion in our Liquid Strategies segment and by capital returns of R$1.1 billion due to a realization by FIP Energia PCH, which is managed by our Infrastructure team.

Growth in our AUM is affected by several internal and external factors, including our fundraising efforts, returns on our own funds, macroeconomic factors, and the investing environment. In respect of external factors that have impacted our AUM growth, between 2016 and 2020, the Brazilian basic interest rate, known as the SELIC Rate, fell from a nominal 14.25% per year to as low as 2.0% until March 2021. With global economic recovery currently underway, and because of disruptions in global supply chains, commodity prices and other increased significantly in 2021, leading to a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC Rate throughout 2021 to 9.75% as of December 31, 2021 and to 13.75% as of December 31, 2022, in an attempt to curb rising inflation. The current macroeconomic scenario presents challenges to our business, primarily in our Liquid Strategies segment, where we have open-end funds with short-term lockups that suffered losses due to depreciation in the local markets. However, we believe the hike in interest rates has reached its peak and should, in fact, stabilize and then decrease in the latter part of 2023. This short-term volatility in interest rates has an impact on our Liquid Strategies business but does not change our long-term outlook, as the Brazilian alternative investments market is undersized and we should take advantage of investor appetite for alternatives.

The following tables set forth our additional key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	For the Year Ended December 31,
	2022	2021

	(in R$ thousands, except as otherwise noted)
Gross revenue from services rendered	435,947	496,036
Net revenue from services rendered	408,095	465,458
FRE(1)	191,570	222,498
FRE Margin (%)(1)	48.68%	52.0%
PRE(1)	8,046	23,632
PRE Margin(%)(1)	55.11%	62.8%
Distributable Earnings(1)	242,323	232,234
Distributable Earnings Margin(%)(1)	46.70%	45.0%
Profit for the year	219,401	208,615
Net profit margin for the year (%)	53.76%	44.8%
Adjusted FRE(1)	191,570	222,498
Adjusted FRE Margin(%)(1)	48.68%	52.0%
Adjusted PRE(1)	8,046	23,632
Adjusted PRE Margin(%)(1)	55.11%	62.8%
Adjusted Distributable Earnings(1)	247,747	232,234
Adjusted Distributable Earnings Margin(%)(1)	47.75%	45.0%
Adjusted Profit for the year(1)	215,604	208,615
Adjusted Profit Margin for the year(1)	52.83%	44.8%

(1)

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

Our net revenue is composed of (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory. Net revenue from fund management fees remains the main component of our net revenues, amounting to 91.0% of total net revenues for the year ended December 31, 2022.

Net revenue from services rendered for the year ended December 31, 2022 amounted to R$408.1 million, a decrease of R$57.4 million, or 12.3%, from the year ended December 31, 2021. This was driven primarily by a decrease of R$44.8 million in net revenue from advisory, which resulted from stronger deal activity and advisory fees in 2021 as compared to 2022.

Our Adjusted FRE for the year ended December 31, 2022 was R$191.6 million, a decrease of R$30.9 million, or 13.9%, compared to our Adjusted FRE of R$222.5 million for the year ended December 31, 2021. Our Adjusted FRE Margin for the year ended December 31, 2022 was 48.7%, a decrease of 3.3 percentage points compared to our Adjusted FRE Margin of 52.0% for the year ended December 31, 2021. This decrease was mainly driven by the aforementioned decline in advisory fees.

Our Adjusted PRE for the year ended December 31, 2022 was R$8.0 million, a decrease of R$15.6 million, or 66.0%, compared to our Adjusted PRE of R$23.6 million for the year ended December 31, 2021. Our Adjusted PRE Margin for the year ended December 31, 2022 was 55.1%, a decrease of 7.7 percentage points compared to our Adjusted PRE Margin of 62.8% for the year ended December 31, 2021. This decrease was primarily driven by (i) market volatility that resulted in lower performance fees from liquid strategy segment funds, and (ii) greater contributions coming from international exclusive mandates in IP&S in 2021, which did not occur in 2022.

Our Adjusted Distributable Earnings for the year ended December 31, 2022 was R$247.7 million, an increase of R$15.5 million, or 6.7%, compared to our Adjusted Distributable Earnings of R$232.2 million for the year ended December 31, 2021. Our Adjusted Distributable Earnings Margin for the year ended December 31, 2022 was 47.8%, an increase of 2.8 percentage points compared to our Adjusted Distributable Earnings Margin of 45.0% for the year ended December 31, 2021.

Adjusted Profit for the year ended December 31, 2022 was R$215.6 million, an increase of R$7.0 million, or 3.4%, compared to our Adjusted Profit of R$208.6 million for the year ended December 31, 2021.

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

	For the Years Ended December 31,
	2022	2022	2021	2020

	(US$)(1)	(R$)
	(in thousands)
Operating profit	34,258	178,746	242,460	215,647
(-) Net revenue from realized performance fees	(3,492)	(18,218)	(45,348)	(29,866)
(-) Net revenue from unrealized performance fees	693	3,618	7,715	(9,918)
(+) Share-based payments	2,736	14,276	3,670	—
(+) Compensation allocated in relation to performance fees	1,256	6,554	14,001	6,041
(+) Non-operational expenses	1,264	6,594	—	—
FRE(2)	36,715	191,570	222,498	181,904
(-) Dividends to Partners, excluding performance fee-related dividends(3)	—	—	—	(30,474)
Adjusted FRE(2)	36,715	191,570	222,498	151,430
Operating profit	34,258	178,746	242,460	215,647
(-) Net revenue from fund management	(71,200)	(371,501)	(361,070)	(271,266)
(-) Net revenue from advisory	(4,215)	(21,994)	(66,755)	(28,842)
(+) Personnel expenses and profit sharing	30,246	157,813	157,697	74,373
(+) Other general and administrative expenses	13,710	71,536	65,301	49,872
(-) Compensation allocated in relation to performance fees	(1,256)	(6,554)	(14,001)	(6,041)
PRE(4)	1,542	8,046	23,632	33,743
(-) Dividends to Partners related to performance fees(4)	—	—	—	(7,156)
Adjusted PRE(4)	1,542	8,046	23,632	26,587

	For the Years Ended December 31,
	2022	2022	2021	2020

	(US$)(1)	(R$)
	(in thousands)
Profit for the year	42,049	219,401	208,615	169,154
(-) Net revenue from unrealized performance fees	693	3,618	7,715	(9,918)
(+) Income tax from unrealized performance fees	(80)	(417)	(890)	1,144
(+) Compensation allocated in relation to unrealized performance fees	(245)	(1,278)	(2,733)	1,074
(-) Unrealized gain from investment income	2,483	12,955	14,598	(6,209)
(+) Income taxes on unrealized gain from investment income	(71)	(369)	(2,658)	2,111
(+) Share base plan	2,424	12,648	3,670	—
(+) Depreciation and amortization(5)	956	4,986	3,917	4,642
(-) Contingent consideration (earn-out) gain (loss) (after tax)	(1,767)	(9,221)	—	—
Distributable Earnings(6)	46,442	242,323	232,234	161,998
(-) Dividends to Partners, excluding unrealized performance fee-related dividends(3)	—	—	—	(34,737)
(+) Non-operational expenses (including income tax related to realized expense)	1,040	5,425	—	—
Adjusted Distributable Earnings(7)	47,482	247,748	232,234	127,261
Profit for the year	42,049	219,401	208,615	169,154
(-) Dividends to Partners(3)	—	—	—	(37,630)
(+) Non-operational expenses (including income tax related to realized expense)	1,040	5,425	—	—
(-) Contingent consideration (earn-out) gain (loss) (after tax)	(1,767)	(9,221)	—	—
Adjusted Profit for the year(8)	41,322	215,605	208,615	131,524

(1)

For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization. Adjusted FRE is calculated as FRE, less Dividends to Partners, excluding performance fee-related dividends.

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

	For the Year Ended December 31,
	2022(a)	2022(a)	2021(a)	2020

	US$	R$
	(in thousands)
Dividends paid	40,501	211,320	255,963	176,287
(-) Dividends not related to management fees or performance fees(b)	(40,501)	(211,320)	(255,963)	(138,657)
Dividends to Partners	—	—	—	37,630
Dividends to Partners	—	—	—	37,630
(-) Management fee-related dividends(c)	—	—	—	(30,474)
Dividends to Partners related to performance fees	—	—	—	7,156
Dividends to Partners	—	—	—	37,630
(-) Dividends related to performance fees dividends	—	—	—	(7,156)
Dividends to Partners, excluding performance fee-related dividends	—	—	—	30,474
Dividends to Partners	—	—	—	37,630
(-) Unrealized performance fee-related dividends	—	—	—	(2,893)
Dividends to Partners, excluding unrealized performance fee-related dividends	—	—	—	34,737

(a)

Beginning in the year ended December 31, 2021, we no longer pay Dividends to Partners, and, as a result, these non-GAAP measures are no longer presented. See “—Factors Affecting the Comparability of Our Results of Operations” for a description of our historical practice for distributing dividends to our partners.

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
(6)

Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) depreciation and amortization, less (h) contingent consideration (earn-out) gain (loss) (after tax).

(7)

Adjusted Distributable Earnings is calculated as Distributable Earnings, less (a) Dividends to Partners, excluding unrealized performance fee-related dividends, and (b) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (including income tax related to realized expense).

(8)

We calculate Adjusted Profit for the year as profit for the year less (a) Dividends to Partners, (b) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (including income tax related to realized expense), and (c) contingent consideration (earn-out) gain (loss) (after tax).

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

•

Our ability to launch innovative investment products in Brazil, such as Listed Infrastructure Mutual Funds (Fundos de Investimento em Participações em Infraestrutura) and Brazilian REITs (Fundo de Investimento Imobiliário), which has reinforced our brand in the listed funds market;

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

Brazilian Macroeconomic Environment

Our business is impacted by overall market activity and, in particular, market flows, trading prices and trading volume. While our business is impacted by the overall activity of the market and certain market volatility, this impact is mitigated by (1) the fact that our long-term funds (which comprise 51% of our AUM as of December 31, 2022) are close-ended funds with lock-up periods of up to 15 years or even perpetual in the case of our listed real estate products and quasi-perpetual in the case of our infrastructure products, (2) most of our customers are qualified investors (as defined under CVM rules), institutional clients or investors outside of Brazil that allocate a portion of their capital in emerging markets.

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

	For the Year Ended December 31,
	2022	2021	2020

	(in percentages, except as otherwise indicated)
Real growth (contraction) in GDP(1)	2.9	4.6	(4.1)
Inflation (IGP-M)(2)	5.5	17.8	23.1
Inflation (IPCA)(3)	5.8	10.1	4.5
Long-term interest rates—TJLP/TLP (average)(4)	7.2	6.1	4.9
CDI Rate (average)(5)	12.4	4.4	2.9
Period-end exchange rate / R$ per US$1.00	5.22	5.58	5.20
Average exchange rate / R$ per US$1.00(6)	5.16	5.40	5.16
Appreciation (depreciation) of the real vs. US$ in the period(7)	6.5	(7.4)	(22.5)

Sources: FGV, IBGE, IPEA, Brazilian Central Bank, BNDES and Bloomberg.

(1)	Average of the last four quarters compared to the previous four quarters. Most recent GDP data available as of December 31, 2022.
(2)	Inflation (IGP-M) is the general market price index measured by the FGV.
(3)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(4)	TJLP/TLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(5)	The CDI Rate is an average of interbank overnight rates in Brazil (daily average for the period).
(6)	Average of the exchange rate on each business day of the year.
(7)	Comparing the U.S. dollar closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

The Brazilian basic interest rate, known as the SELIC Rate, fell from a nominal 14.25% per year to as low as 2.0% until March 2021. As a result of general global economic recovery, and disruptions in global supply chains and the rise of commodity prices there was a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC Rate throughout 2021 and 2022 to 13.75% as of December 31, 2022, in an attempt to curb rising inflation, which, as measured by the IPCA, came in at 5.8% for the year ended December 31, 2022. Although additional increases are not expected in 2023, rates may eventually be increased if inflation rates turn out to be more persistent than currently expected. The market estimates the SELIC Rate at 12.75% as of December 31, 2023 according to the Brazilian Central Bank’s February 24, 2023 Focus report, an estimate which has been consistently revised upwards in recent weeks. Brazil has already fully removed all monetary easement measures introduced after the outbreak of the COVID-19 pandemic. With current real interest rates floating at approximately 8% (one-year nominal rate discounting expected future inflation), flows into alternative assets are poised to gain strength when monetary policy moves back to neutral in the future. The following chart shows the historical and expected evolution of the SELIC Rate for the periods indicated.

Source: IBGE, Brazilian Central Bank’s Focus report as of February 24, 2023.

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

We are seeing a stabilization of the interest rates at a healthy level in the medium term, which reassures our capabilities to raise capital and continue to grow our AUM. Despite the short-term hike in interest rates, our platform has not experienced material redemptions due to a stickier investor base with long-term proprietary relationships across all our segments. Our Liquid Strategies segment, which is most subject to short term volatility segment, has 94% of its AUM coming from proprietary relationships with institutional and HNWI clients. Close relationship with our clients is an important asset in tougher macroeconomic scenarios.

The recent hike in interest rates presents an opportunity within our credit segment to enhance portfolios returns and attract more capital towards fixed income products. Our team has vast experience and is well positioned to take advantage of the current scenario. In 2022, we launched Vinci Credit Infra and raised over R$1.3 billion from local institutional investors. Vinci Credit Infra is focused on acquiring high grade incentivized debentures in accordance with leading ESG guidelines. We believe this product can benefit from the recent environment, while enabling us to grow our AUM.

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

Despite facing a challenging fundraising environment following a sharp interest rate tightening cycle in Brazil, we were able to launch two additional listed funds in 2022, which broadened our listed perpetual vehicle product offerings. As a result of a partnership between our Credit and Real Estate teams, Vinci Partners developed funds directed at the agribusiness sector, a leading sector of the Brazilian economy, and MBS instruments. Both funds have exposure to private credit transactions, which are more appealing in this environment. An additional opportunity in the REITs market is pay in-kind transactions. With the rise in interest rates, the REITs market suffered a relevant depreciation, decreasing investors’ appetite for follow-on offerings and IPOs. In order to enhance AUM growth, we were able to close innovative new share swap transactions with asset sellers, where we exchanged fund quotas for quality assets. We made these transactions within our shopping mall and office REITs, which, combined with these two new listed funds, accounted for approximately R$800 million in fundraising. We believe that these transactions showcase our resilience and capability to raise capital even with more challenging market scenarios.

In 2022, we began the fundraising cycle for our Private Markets products, which we believe will be the main contributor to the long-term growth of the business. We raised approximately R$6 billion in new capital subscriptions over the year, which, along with the acquisition of SPS Capital, represented roughly R$8 billion in new long-term AUM for Vinci Partners. We are currently fundraising for three flagship funds, which, together with new initiatives and follow-on offers for REITs in the coming quarters, are expected to drive AUM growth and stability.

Moreover, our new segment, Vinci Retirement Services, will increase Vinci Partners’ exposure to the growing open-ended pension plan industry, with more than R$1 trillion in AUM and double-digit growth over the last years, according to FenaPrevi. We will begin fundraising efforts early in 2023 and as the business evolves in the coming years, we expect increasing capital flows within this segment given the growing demand for solutions that combine long-term returns with asset allocation and cost efficiency.

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

We expect AUM growth trends to remain favorable in the short and medium terms, with the enhancement of our products, historical returns from our funds, opportunistic environment for inorganic growth, and the strengthening of our relationships with our current and new investors.

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

•

A highly competitive selection process. In 2022, we received over 5,100 resumes from candidates applying for a position with Vinci Partners. Of those candidates, our HR team selected and interviewed over 430 candidates for 57 positions, which represents an average of seven candidates interviewed per slot and 89 applications per slot.

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

•

Competitive annual bonuses (equivalent to 77% of total compensation for non-partner employees, on average, for the year ended December 31, 2022) that reflect on our employees’ contribution to our results in the relevant year. We provide comprehensive feedback annually as part of the determination of each employee’s variable compensation.

•

Our target annual total compensation is above market average among Brazilian financial institutions and asset management firms for key employees and top performers. For entry-level employees, we believe that our value proposition is very attractive (based on the number of applications we receive for our limited number of positions available). As such, we are not competing for new employees based on salary, which keeps our overall compensation for entry-level positions at market rates.

•

We carry out annual modular training through our senior specialist employees in an effort to develop our back-office collaborators and motivate them to assume front-office roles. We have named this project “Vinci University.”

We have implemented certain long-term incentive plans for eligible employees, and expect that this will further enhance our ability to retain talent and promote our meritocratic culture. In May 2021 and February 2023, we approved Stock Option Plans for eligible employees, and, in 2022, our board also approved the Restricted Shares Plan for eligible employees, which enhance our ability to retain talent and promote our meritocratic culture. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

In recent years, we have increased our footprint on digital platforms. We are currently present on 26 digital platforms that distribute our products to retail investors. We view digital channels as a significant opportunity for growth, as retail investors utilize mainly digital platforms to access alternative products, such as public equities, real estate, infrastructure, credit, hedge funds, and open-end pension products.

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

As of December 31, 2022, approximately R$12.6 billion of our AUM, or 20%, was related to funds that are raised in U.S. dollars but invested in Brazilian reais.

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

Following the Contribution and our initial public offering, however, and beginning in the year ended December 31, 2021, our partners’ entire compensation will be classified as personnel expenses and profit sharing. This change increased our personnel expenses in the years ended December 31, 2022 and 2021 and may continue to increase such expenses in future periods. As a result, our results of operations for the year ended December 31, 2021 and for future periods will not be comparable to our results of operations for the year ended December 31, 2020 and preceding fiscal years.

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

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees every six months based on the performance of the fund above the relevant benchmark. For hedge funds and credit funds, performance fees are generally benchmarked to the CDI Rate, and for inflation-indexed funds, performance fees are generally indexed to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, plus a fixed real interest rate or a market index such as Índice de Mercado Anbima Subíndice B, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our “long only” and “long-biased” strategies, our performance fees are tied to the IBOVESPA index, for the dividend strategies, performance fees are tied to the IDIV index, and for our small cap funds we use the SMLL index (Índice Small Cap) published by the B3.

For the closed-ended funds focused on value generation, both Brazilian funds (those denominated in real) and foreign funds (those denominated in U.S. dollars) pay performance fees to Vinci Partners. The waterfall and catch-up mechanisms are similar, except that: (1) U.S. dollar-denominated funds have a preferred return of 8% and pay performance against nominal capital contributions; and (2) real-denominated funds have a preferred return of IPCA plus between 6% and 8%, and pay performance against real capital contributions (capital contributions are adjusted by IPCA).

For the closed-ended funds focused on income such as real estate funds, we charge a performance fee every six months over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

Description of Principal Line Items

Net Revenue from Services Rendered

Net revenue from services rendered is composed of: (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory, in each case net of taxes and contributions comprised of COFINS, PIS and ISS. See note 16 to our audited consolidated financial statements for more details.

Personnel Expenses and Profit Sharing

Personnel expenses and profit sharing are composed of the total compensation (including salary and profit sharing) paid to our employees.

Other General and Administrative Expenses

Other general and administrative expenses are made up of third-party expenses, depreciation and amortization, travel and representations, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables. See note 17 to our audited consolidated financial statements.

Investment Income

Investment income is income from proprietary investments made by us in our own investment products and income generated through investments made with our cash and cash equivalents. See note 18 to our audited consolidated financial statements.

Other Financial Income

Other financial income includes sublease agreements and foreign currency fluctuations. See note 18 to our audited consolidated financial statements.

Finance Costs

Finance costs include lease agreements, interest expenses on loans and financing, bank fees, investment losses, tax fines, interest on taxes and expense from foreign currency fluctuations. See note 18 to our audited consolidated financial statements.

Income Taxes

Income taxes are comprised of taxes on our corporate income tax and social contribution taxes. Some subsidiaries are taxed on an actual taxable profit regime, while others are taxed based on deemed profit. See 19 to our audited consolidated financial statements.

Results of Operations of Vinci Partners

Consolidated Results of Operations for the Year Ended December 31, 2022, compared to the Year Ended December 31, 2021

	For the Year Ended December 31,		Variation (%)
	2022	2021

	(R$ thousands, except for percentages)
Gross revenue from services rendered	435,947	496,036	(12.1)%
Net revenue from services rendered	408,095	465,458	(12.3)%
General and administrative expenses	(229,349)	(222,998)	2.8%
Operating profit	178,746	242,460	(26.3)%
Investment income	94,728	27,982	238.5%
Other financial income	17,405	529	n.m.
Finance costs	(19,065)	(13,129)	45.2%
Profit before income taxes	271,814	257,842	5.4%
Income taxes	(52,413)	(49,227)	6.5%
Profit for the year	219,401	208,615	5.2%
Net profit margin (%)	53.8%	44.8%	20.0%

n.m. = not meaningful.

Net Revenue from Services Rendered

Net revenue from services rendered for the year ended December 31, 2022 totaled R$408.1 million, a 12.3% decrease from R$465.5 million for the year ended December 31, 2021. This R$57.4 million decrease was attributable to:

•	a decrease of R$44.8 million, or 67.1%, in advisory fees, as a result of stronger deal activity resulting in higher advisory fees in 2021 as compared with 2022;

•	a R$23.0 million, or 61.2%, decrease in net performance fees, which was primarily driven by greater revenues from international exclusive mandates in IP&S in 2021 as compared to 2022; and

•	a R$10.4 million, or 2.9%, increase in net fund management fees, due primarily to:

(a)

a R$12.6 million, or 6.5%, increase in net revenue from management fees related to our Private Markets segment, which was driven by a combination of strong fundraising across Private Equity, Credit and Infrastructure in 2022 and the acquisition of Vinci SPS;

(b)	a R$3.3 million, or 4.2%, increase in net revenue from management fees related to our IP&S segment, which was driven by net inflow from new exclusive mandates; and

(c)

a R$5.5 million, or 6.3%, decrease in net revenue from management fees in our Liquid Strategies segment, which was driven by a decrease in AUM caused by a combination of outflow and depreciation effects.

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021	Variation (%)

	(R$ thousands, except for percentages)
Personnel and profit sharing (bonus)	(143,537)	(154,027)	(6.8)%
Third-party expense	(38,836)	(38,891)	(0.1)%
Right of use depreciation	(10,800)	(9,812)	10.1%
Depreciation and amortization	(4,986)	(3,917)	27.3%
Travel and representations	(4,535)	(1,271)	256.8%
Other operating expenses	(12,379)	(11,410)	8.5%

Personnel and other general and administrative expenses	(215,073)	(219,328)	(1.9)%

Share-based payments	(14,276)	(3,670)	289.0%

General and administrative expenses	(229,349)	(222,998)	2.8%

General and administrative expenses totaled R$229.3 million for the year ended December 31, 2022, a R$6.4 million, or a 2.8% increase, from R$223.0 million for the year ended December 31, 2021.

Personnel and other general and administrative expenses, which are exclusive of share-based payments, totaled R$215.1 million for the year ended December 31, 2022, a R$4.3 million, or 1.9% decrease, from R$219.3 million for the year ended December 31, 2021, which was primarily due to a decrease of R$19.1 million in profit sharing (bonus) as a result of a decrease in net revenue of advisory and performance, which, in turn, was offset by R$14.8 million in additional expenses arising from:

•

personnel expenses that totaled R$63.7 million for the year ended December 31, 2022, a R$8.6 million, or 15.6%, increase as compared to the year ended December 31, 2021, which was primarily due to personnel expenses arising from investments in new business or acquisitions and the inflation in the period;

•

travel and representation expenses amounting to R$4.5 million for the year ended December 31, 2022, a R$3.3 million, or 256.8%, increase as compared to the year ended December 31, 2021, which was primarily due to the return of onsite events and road shows in connection with fundraising.

Share-based payments, an expense introduced after our IPO, totaled R$14.3 million for the year ended December 31, 2022, a R$10.6 million, or 289.0%, increase, from R$3.7 million for the year ended December 31, 2021. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans” for information on our long-term incentive plans.

Operating Profit

As a result of the foregoing, operating profit totaled R$178.7 million for the year ended December 31, 2022, a decrease of R$63.7 million, or 26.3%, from R$242.5 million for the year ended December 31, 2021.

Finance Profit (Loss), Net

Finance profit, net amounted to R$93.1 million for the year ended December 31, 2022, an increase of R$77.7 million from a profit of R$15.4 million for the year ended December 31, 2021, driven primarily by:

•	an increase of R$66.7 million, or 238.5%, in investment income and profits, driven mostly by a hike in interest rates over the year; and

•

an amount of R$14.0 million as a result of the fair value of the earn-out payment obligation we undertook in connection with the acquisition of SPS Capital, subject to the achievement of certain fundraising and incremental management fee revenue targets. For more information, see note 14(iii) to our audited consolidated financial statements.

This increase was offset by an increase of R$5.8 million in interest expenses on loans and financing. For more information, see note 18(i) to our audited consolidated financial statements.

Income Taxes

Income tax expense totaled R$52.4 million for the year ended December 31, 2022, with an effective tax rate of 19%, an increase of R$3.2 million, or 6.5%, compared to R$49.2 million for the year ended December 31, 2021, with an effective tax rate of 19%. This increase was primarily attributable to an increase in taxable income for the period.

Profit for the Year

As a result of the foregoing, profit totaled R$219.4 million for the year ended December 31, 2022, an increase of R$10.8 million, or 5.2%, from R$208.6 million in the same period of the last year.

Segment Results of Operations for the Year Ended December 31, 2022, compared to the Year Ended December 31, 2021

	For the Year Ended December 31, 2022
	Private Markets	Liquid Strategies	IP&S	Advisory	Vinci Retirement Services	Corporate Center	Total

	(R$ thousands)
Gross revenue from services rendered	225,391	94,995	94,862	20,699	—	—	435,947

Fund Advisory fee	3,341	—	32	20,699	—	—	24,072
Fund Management fee	218,393	86,838	91,301	—	—	—	396,532
Fund Performance fee	3,659	8,158	3,526	—	—	—	15,343
Taxes and contributions	(11,816)	(5,684)	(8,561)	(1,791)	—	—	(27,852)
Net revenue from services rendered	213,577	89,312	86,298	18,908	—	—	408,095

Fund Advisory fee	3,057	—	28	18,908	—	—	21,993
Fund Management fee	207,060	81,326	83,114	—	—	—	371,500
Fund Performance fee	3,460	7,986	3,156	—	—	—	14,601
(-) General and administrative expenses	(42,069)	(24,916)	(19,361)	(5,021)	(5,733)	(132,249)	(229,349)

Operating profit	171,508	64,396	66,937	13,887	(5,733)	(132,249)	178,746

	For the Year Ended December 31, 2021
	Private Markets	Liquid Strategies	IP&S	Advisory	Vinci Retirement Services	Corporate Center	Total

	(R$ thousands)
Gross revenue from services rendered	216,609	106,308	106,290	66,829	—	—	496,036

Fund Advisory fee	6,178	—	59	66,829	—	—	73,066
Fund Management fee	205,162	95,441	83,718	—	—	—	384,321
Fund Performance fee	5,269	10,867	22,513	—	—	—	38,649
Taxes and contributions	(11,488)	(9,108)	(4,202)	(5,780)	—	—	(30,578)
Net revenue from services rendered	205,121	97,200	102,088	61,049	—	—	465,458

Fund Advisory fee	5,653	—	53	61,049	—	—	66,755
Fund Management fee	194,484	86,786	79,800	—	—	—	361,070
Fund Performance fee	4,984	10,414	22,235	—	—	—	37,633
(-) General and administrative expenses	(45,118)	(26,313)	(28,258)	(12,513)	—	(110,796)	(222,998)

Operating profit	160,003	70,887	73,830	48,536	—	(110,796)	242,460

Private Markets

Net Revenue from Services Rendered

Net revenue from services rendered in our Private Markets segment for the year ended December 31, 2022 was R$213.6 million, an increase of R$8.5 million, or 4.1%, from R$205.1 million for the year ended December 31, 2021, which was primarily due to:

•

an increase of R$23.3 million in net revenue from fund management fees, which was primarily driven by the acquisition of SPS Capital and by the launches of new funds by the Real Estate and Credit teams, as offset by a R$10.7 million decrease, which was primarily due to capital returns after the successful completion of a mandate won in 2015 by our Infrastructure team; and

•	a decrease of R$4.1 million in advisory and performance fees.

General and Administrative Expenses

General and administrative expenses in our Private Markets segment for the year ended December 31, 2022 was R$42.1 million, a decrease of R$3.0 million, or 6.8%, from R$45.1 million for the year ended December 31, 2021. This decrease was primarily driven by: (1) a decrease of R$2.4 million in profit sharing as a result of a decrease in advisory and performance fees; (2) a decrease of R$2.0 million in third-party expenses, primarily as a result of lower activity in our Real Estate and Infrastructure strategies. In contrast, there was an increase of R$2.8 million in personnel expenses, travel expenses and other operating expenses resulting from a combination of inflationary pressures, increased business travel and the acquisition of SPS Capital.

Operating Profit

As a result of the foregoing, operating profit in our Private Markets segment for the year ended December 31, 2022 was R$171.5 million, an increase of R$11.5 million, or 7.2%, from R$160.0 million for the year ended December 31, 2021.

Liquid Strategies

Net revenue from services rendered

Net revenue from services rendered in our Liquid Strategies segment for the year ended December 31, 2022 was R$89.3 million, a decrease of R$7.9 million, or 8.1%, from R$97.2 million for the year ended December 31, 2021, due to a decrease of R$5.5 million in management fees and of R$2.4 million in performance fees caused by a combination of market volatility and funds outflow.

General and administrative expenses

General and administrative expenses in our Liquid Strategies segment for the year ended December 31, 2022 was R$24.9 million, a decrease of R$1.4 million, or 5.3%, from R$26.3 million for the year ended December 31, 2021. This decrease was primarily driven by a decrease of R$2.1 million in profit sharing as a result of a decrease in net revenue from services rendered, which was partially offset by an increase of R$0.8 million in the business travel and operating expenses.

Operating profit

As a result of the foregoing, operating profit in our Liquid Strategies segment for the year ended December 31, 2022 was R$64.4 million, a decrease of R$6.5 million, or 9.2%, from R$70.9 million for the year ended December 31, 2021.

IP&S

Net Revenue from Services Rendered

Net revenue from services rendered in our IP&S segment for the year ended December 31, 2022 was R$86.3 million, a decrease of R$15.8 million, or 15.5%, from R$102.1 million for the year ended December 31, 2021, driven primarily by a decrease of R$19.1 million, or 85.8% in performance fee revenues given a stronger year for international exclusive mandates in 2021 as compared to 2022. This decrease was partially offset by an increase of R$3.3 million in management fees.

General and Administrative Expenses

General and administrative expenses in our IP&S segment for the year ended December 31, 2022 was R$19.4 million, a decrease of R$8.9 million, or 31.5%, from R$28.3 million for the year ended December 31, 2021. This decrease was primarily driven by a decrease of R$9.9 million in profit sharing as a result of a decrease in net revenue from services rendered.

Operating Profit

As a result of the foregoing, operating profit in our IP&S segment for the year ended December 31, 2022 was R$66.9 million, a decrease of R$6.9 million, or 9.3%, from R$73.8 million for the year ended December 31, 2021.

Financial advisory

Net Revenue from Services Rendered

Net revenue from services rendered in our financial advisory segment for the year ended December 31, 2022 was R$18.9 million, a decrease of R$42.1 million, or 69.0%, from R$61.0 million for the year ended December 31, 2021, which was primarily driven by stronger deal activity in 2021 as compared to 2022.

General and Administrative Expenses

General and administrative expenses in our financial advisory segment for the year ended December 31, 2022 was R$5.0 million, a decrease of R$7.5 million, or 59.9%, from R$12.5 million for the year ended December 31, 2021, which was driven primarily by a decrease of R$7.1 million in profit sharing as a result of a decrease in net revenue from services rendered.

Operating Profit

As a result of the foregoing, operating profit in our financial advisory segment for the year ended December 31, 2022 was R$13.9 million, a decrease of R$34.6 million, or 71.4%, from R$48.5 million for the year ended December 31, 2021.

Retirement Services

Our Retirement Services segment was launched in the year ended December 31, 2022 to increase Vinci´s exposure to the growing pension plan industry. As of December 31, 2022, this segment was not yet operational, and it is expected to begin contributing to AUM figures and to the management fee revenues in the first semester of 2023.

In the year ended December 31, 2022, we had general and administrative expenses and, as a result, operating profit in our Retirement Services segment for the year ended December 31, 2022 in the amount of R$5.7 million, which were comprised of personnel expenses, profit sharing and third party expenses.

Consolidated Results of Operations for the Year Ended December 31, 2021, compared to the Year Ended December 31, 2020

For a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2021, Compared to the Year Ended December 31, 2020” of our annual report on Form 20-F for the year ended December 31, 2021.

B. Liquidity and Capital Resources

Cash Flows

As of December 31, 2022, we had R$136.6 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for coming 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020

	(R$ thousands)
Cash Flow Data
Net cash flows from operating activities	117,900	288,692	195,326
Net cash flows from (used in) investing activities	131,838	(1,319,972)	75,312
Net cash flows from (used in) financing activities	(215,507)	1,048,024	(193,549)

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

Net Cash Flow from Operating Activities

Our net cash flows from operating activities was R$117.9 million in the year ended December 31, 2022, a decrease of R$170.8 million, or 59.2%, from net cash flows from operating activities of R$288.7 million in the year ended December 31, 2021. Cash inflows for the year ended December 31, 2022 decreased by R$170.8 million primarily due to: (1) a decrease of R$86.9 million in labor and social security obligations as a result of a change in our dividends distribution policy in 2021; (2) a decrease of R$63.7 million in operating profit, primarily due to a decrease in advisory and performance fees; and (3) an increase in accounts receivables of R$21.9 million, mainly due to performance fees received in 2021 and the increase of management fees receivables in 2022 from funds that were in process of capital call from investors.

Net Cash From (Used in) Investing Activities

Our net cash flows used in investing activities was R$131.8 million in the year ended December 31, 2022, a variation of R$1,451.8 million from net cash flows used in investing activities of R$1,320.0 million in the year ended December 31, 2021. In 2021, net cash from investments came from the proceeds of our IPO, whereas in the year ended December 31, 2022, we paid R$80.0 million for the acquisition of SPS Capital.

Net Cash Flow From (Used in) Financing Activities

Our net cash flows used in financing activities was R$215.5 million in the year ended December 31, 2022, a variation of R$1,263.5 million from net cash flows from financing activities of R$1,048.0 million in the year ended December 31, 2021. The variation primarily resulted from the investment of IPO proceeds in 2021 in an amount of R$1,392.4 million, which was partially offset by: (i) the issuance of commercial notes amounting to R$79.0 million, net of transactions costs; and (2) dividend payments amounting to R$44.6 million in the year ended December 31, 2022.

To view our cash flow for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” of our annual report on Form 20-F for the year ended December 31, 2021.

Indebtedness

As of December 31, 2022, we had liabilities amounting to R$261.5 million. The following is a breakdown of our material indebtedness as of the date of this annual report:

•

Lease liabilities: lease liabilities were initially measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. As of December 31, 2022, we leased three offices with a remaining payment of R$86.2 million (discounted) under leases expiring from two to eight years.

•

Loans and Financing: as of December 31, 2022, our loans and financing amounted to R$175.3 million. These comprised of R$83.2 million in commercial notes, R$43.6 million in consideration payable and R$48.5 million in contingent consideration. For more information, see notes 14(i), 14(ii) and 14(iii) to our audited consolidated financial statements.

The following is a breakdown of our remaining lease liabilities and loans and financing as of December 31, 2022:

	Total	Less than one year	1-3 years	3-5 years	More than five years
Lease liabilities	86.2	24.1	37.0	13.6	11.5

Loans and financing	175.3	13.2	78.4	83.7	0.0

Total	261.5	37.3	115.4	97.3	11.5

Commercial Notes

On August 15, 2022, our subsidiary Vinci Soluções de Investimentos Ltda. issued 80,000 commercial notes in the total principal amount of R$80.0 million (par value R$1,000 per commercial note). The notes have a five-year tenor and mature on August 15, 2027. The notes accrue interest at the CDI rate plus 2.15% per annum and are to be amortized on a semi-annual basis, beginning on February 15, 2023. As of December 31, 2022, the outstanding balance of these notes amounted to R$83.2 million.

Capital Expenditures

In the years ended December 31, 2022, 2021 and 2020, we incurred capital expenditures of R$6.5 million, R$3.1 million and R$2.0 million, respectively. The total capital expenditures as a percentage of revenue from services rendered was 1.6% in the year ended December 31, 2022, 0.7% in 2021 and 0.6% in 2020, respectively. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure and expenditures in the development of the new Retirement Services segment.

We expect to increase our capital expenditures to support the growth of our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of our IPO. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D. Trend Information

Our Market

Brazil is a large and attractive market for financial services. The country has the 6th largest population and the 10th largest economy in the world with 214 million people and a GDP of US$1.6 trillion as of 2021, according to the World Bank. According to data published by the Brazilian `Central Bank, real GDP expanded 1.3% during 2017, 1.8% during 2018, 1.4% during 2019 and decreased 4.1% during 2020 as a result of the COVID-19 pandemic. In 2021, Brazil posted a strong recovery with a GDP growth of 4.6%, and has rolled back all monetary and fiscal stimuli introduced in response to the COVID-19 pandemic. The GDP further expanded in 2022 by 2.9%. Going forward, we believe the path continues to be for constructive macroeconomic environment, supported by a reduction in the rate of inflation, the normalization of interest rates in real terms and a recovery in consumer and business confidence indicators, which are important to improve the planning horizon of families and companies and increase the medium-term outlook for economic growth. Having rolled back all COVID-19-related fiscal and monetary stimuli in 2021 and 2022, we believe the combination of economic growth and a stabilization of interest rates will create increasingly favorable tailwinds for the asset management industry in the coming years.

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

Continued Shift of AUM towards Alternative Investments—Even with the short-term rise in interest rates, we believe the long-term fundamentals remain strong. Local investors are currently under-allocated to alternative investments in Brazil. Local investors have very little exposure to our Private Markets segment products compared to investor allocation in developed markets, such as Europe and United States. This presents a key opportunity, as we face sparse competition in this segment in Brazil with a considerable addressable market. We will continue to focus on our core capabilities and expertise across high value-added strategies to take advantage of shifts in asset allocation.

Continued Shift of AUM from banks to Independent Investment firms—Our product offerings and our close relationship with our limited partners set us apart in the competition for fundraising opportunities coming from the shift of investments from traditional banks to independent investment firms.

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

E. Critical Accounting Estimates

See notes 2 and 3 to our audited consolidated financial statements for a description of our critical estimates and accounting judgments and significant accounting policies.

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

The following table presents the names, ages and position of the current members of our board of directors.

Name	Age	Position
Gilberto Sayão da Silva	52	Chairman
Alessandro Monteiro Morgado Horta	52	Director
Paulo Fernando Carvalho de Oliveira	52	Director
Lywal Salles Filho	76	Director
Rogério Ladeira Furquim Werneck	74	Director
Ana Marta Horta Veloso	54	Director
Guilherme Stocco Filho	48	Director
Sonia Consiglio	55	Director

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

Mr. Lywal Salles Filho is a member of our board of directors. He has served as vice-president of the Ethics Counsel of ANBIMA, and as a member of its board, and serves, as well, on the board of directors of Vitru Inc. He was chairman and CEO of UBS AG in Brazil from 2010 to 2013. He previously served as senior managing director of Itaú Unibanco S.A., leading globally Itaú’s private banking operations and its committee for capital markets investments. He also served as chairman of the board of directors of Banco Itaú International and of Itaú Securities in the United States and was the first CEO of Banco Itaú (Suisse) in Zurich, Switzerland. Prior to joining Itaú, Mr. Salles Filho served in several senior roles for Citibank N.A., including as CEO of the Latin American Affluent Clients segment and was the first chairman for Rede. He also worked for 15 years with The Chase Manhattan Bank in Hong Kong, the United States and in Latin America. He holds a bachelor’s degree in Economics and a post-graduate degree in Economics Engineering from the Universidade Federal de Rio de Janeiro and holds a master’s degree in management from Syracuse University, in the United States.

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

The following table lists the names, ages and position of our current executive officers:

Name	Age	Position
Alessandro Monteiro Morgado Horta	52	Chief Executive Officer
Bruno Augusto Sacchi Zaremba	48	Chairman of Private Equity and Investor Relations
Sergio Passos Ribeiro	50	Chief Operating Officer and Chief Financial Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business address for our executive officers is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

Bruno Augusto Sacchi Zaremba is the chairman of our private equity group and head of our Investor Relations. He is a member of the Board of Directors of the Association for Private Capital Investment in Latin America (LAVCA), as well as of several Vinci Partners portfolio companies, such as Austral, CBO, Domino’s Pizza, Grupo CURA and Vero Internet. Mr. Zaremba is also Chairman of the Board of Directors of Instituto Órizon, a nonprofit organization founded by Vinci Partners and three other alternative asset managers that works with the concept of venture philanthropy as applied to education- and Brazil-facing non-governmental organizations. Mr. Zaremba started his career in 1996 at Banco Pactual, where he worked as a sell side equity research analyst, leading research for banks, beverages, retail, food and tobacco. After becoming partner of Banco Pactual in 2001, he was assigned to lead the bank’s proprietary equity and debt investments in the U.S. Between 2006 and 2009, he worked in UBS Pactual Alternative Investments Management, with a focus in private equity. He joined Vinci Partners in 2009 as a partner, where he has been fully involved with our private equity strategy since the commencement of our operations. Mr. Zaremba holds a bachelor’s degree in Economics from PUC-Rio, is a Chartered Financial Analyst, or CFA, and completed the OPM 50 program at the Harvard Business School.

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

For the years ended December 31, 2022 and 2021, the aggregate compensation expense for our key management personnel (including our executive officers and directors) for services in all capacities was R$16.8 million and R$21.0 million, respectively, which includes both benefits paid in kind and compensation. See note 20(a) to our audited consolidated financial statements included elsewhere in this annual report. We have not historically provided any pension, retirement or similar benefits to our directors or executive officers as part of their compensation and consequently we have not accrued any amounts for pension, retirement and similar benefits for our directors and executive officers.

Employment Agreements

None of our executive officers have entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

Long-Term Incentive Plans

Stock Option Plans

We have implemented stock option long-term incentive plans for eligible employees (each, a Stock Option Plan). The Stock Option Plans govern the issuance of equity incentive awards with respect to our Class A common shares. We expect that the Stock Option Plans will not exceed 5% of our common shares at any given time. In the first issuance of stock options under the Stock Option Plans, which was approved by our board of directors on May 2021, we issued stock options to certain eligible employees representing 2.775% of our common shares outstanding. Such options have an exercise price per share equal to US$18.00 (which was the price per share of our Class A common shares sold in our initial public offering), will vest ratably over a period of three years from February 1, 2021. Participants have the right to exercise their vested options for one year as of February 1, 2024.

In February 2023, our board of directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026.

Our board of directors may adjust the number of Class A common shares available for issuance under the Stock Option Plans from time to time in its discretion. Equity incentive awards may be granted to our employees, non-employee directors, officers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. We consider our employees are our main asset and we believe that enhancing our ability to motivate and reward eligible employees will have positive impact on our operations and leverage returns for our shareholders.

Restricted Shares Plan

We have implemented a Restricted Shares Plan for eligible employees, which was approved by our board of directors on April 4, 2022. The Restricted Shares Plan governs the issuance of equity incentive awards, or RSUs, with respect to our Class A common shares. We expect that the Restricted Shares Plan will not exceed 1.65% of our common shares at any given time. We expect to issue shares to certain eligible employees at no cost. Such shares will vest ratably over a period from one to six years. In May 2022, we granted approximately 782,000 Class A common shares under this plan.

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

ESG Committee

The members of the ESG committee are Sonia Consiglio, who is the chairperson, Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Roberto Leuzinger, Patricia Amorim, Julya Wellisch, José Luis Pano, Ana Vitoria Bevilaqua, and Tomas Jatobá. The ESG committee was established to advise our board of directors on sustainability-related practices based upon three main pillars:

•	Businesses: promoting responsible investments from a business perspective to map and understand material risks as well as opportunities;

•

Promotion (industry and market): expand formal commitments to an ESG agenda and actively participate in sectoral associations and interest groups to disseminate knowledge and help strengthen the theme in Brazil; and

•

Culture & Practices: strengthen our ESG culture across all areas of the firm, develop our private social investment policy to maximize our philanthropic efforts, and introduce and support relevant ESG agendas (e.g, climate change; carbon footprint; diversity and inclusion).

Innovation Committee

The members of the innovation committee are Guilherme Stocco Filho, who is the chairperson, Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Lywal Salles Filho, Sergio Passos Ribeiro, Roberto Leuzinger, Ronaldo Buruchovitch, Fernando Lovisotto, Gabriel Felzenszwalb, José Carlos Carvalho, and Vinicius Albernaz.

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

Board Diversity Matrix (as of December 31, 2022)
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

As of December 31, 2022, 2021 and 2020, we had 283, 244 and 215 full-time employees, respectively. As of December 31, 2022, all our employees were based in our offices in São Paulo, Rio de Janeiro, Recife, Ribeirão Preto and New York City.

The table below breaks down our full-time personnel by function as of December 31, 2022:

Function	Number of Employees	% of Total
Investment Professionals – Private Markets	65	23%
Investment Professionals – Public Markets	39	14%
Financial Advisory Professionals	10	4%
Sales and Distribution	27	10%
Research & Market Risk	16	6%
Legal and Compliance	11	4%
Technology	18	6%
General and Administrative	97	34%

Total	283	100.0%

Our employees in Brazil are affiliated with the union of capital markets employees for the geographic area in which they work.

E.	Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans” for information on our long-term incentive plans.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2022.

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

	Shares Beneficially Owned				% of Total Voting Power (1)
Shareholders	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0	78.1
Alessandro Monteiro Morgado Horta	8,266,422	20.4	—	—	4.5

Executive Officers and Directors
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0	78.1
Alessandro Monteiro Morgado Horta	8,266,422	20.4	—	—	4.5
Paulo Fernando Carvalho de Oliveira	2,066,605	5.1	—	—	1.1
Lywal Salles Filho	206,661	0.5	—	—	0.1
Guilherme Stocco Filho	—	—	—	—	—
Ana Marta Horta Veloso	—	—	—	—	—
Rogério Ladeira Furquim Werneck	—	—	—	—	—
Bruno Augusto Sacchi Zaremba	1,446,624	3.6	—	—	0.8
Sergio Passos Ribeiro	1,239,963	3.1	—	—	0.7
Sonia Consiglio	—	—	—	—	—

All directors and executive officers as a group (10 persons)	13,226,275	32.6	14,466,239	100.0	85.2
Others (3)	13,949,586	34.3	—	—	7.5
Public float	13,438,636	33.1	—	—	7.3
Total (4)	40,614,497	100.0	14,466,239	100.0	100.0

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

(4)	Does not include 1,832,852 Class A common shares held in treasury.

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

Receivables from Related Parties

We paid refundable expenses for non-operational related companies. As of December 31, 2022 and 2021, we had receivables from these companies in the amount of R$0.3 million and R$0.3 million, respectively.

Prepayments to Employees

We advanced payments to our employees, in which the amount is rated at the CDI Rate, in the amount of R$6.4 million as of December 31, 2022, compared to R$0.6 million as of December 31, 2021.

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

In 2022, 2021 and 2020, we paid dividends totaling R$211.3 million, R$256.0 million and R$176.3 million, respectively. In 2022, we declared dividends per share related to earnings through the period ended September 30, 2022 in the amount of US$9.5 million for the first quarter of 2022, US$9.4 million for the second quarter of 2022 and US$11.0 million for the third quarter of 2022, totaling US$29.9 million, or R$152.1 million, which was entirely paid as of December 31, 2022. During the first quarter of 2023, we declared dividends per share in the amount of US$9.3 million for the fourth quarter of 2022, or R$49.0 million, which was entirely paid on March 15, 2023. See also “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of Our Results of Operations” regarding our historical practice for distributing dividends to our partners.

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

As of December 31, 2022, we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for which we believe a loss is probable in accordance with accounting rules. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

For further information, see note 22 to our audited consolidated financial statements.

Civil Matters

The civil claims to which we are a party generally relate to consumer claims, including those related to portfolio management. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of December 31, 2022, we were not aware of any legal proceedings of a civil nature for which we believe a loss is probable in accordance with applicable accounting rules.

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

As of December 31, 2022, we were party to seven labor-related judicial and administrative proceedings though we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for labor-related matters for which we believe a loss is probable in accordance with accounting rules. Out of those seven proceedings, we were party to five labor lawsuits totaling R$2.0 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

Tax and Social Security Matters

As of December 31, 2022, we were party to three administrative proceedings and judicial tax and social security proceedings, which amount to a total of R$20.5 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. The main proceeding was filed in 2018 to charge debts related to IRPJ/CSLL/PIS/COFINS for the 2013 fiscal year, and amounts to a total of R$16.8 million payment, which already corresponds to the principal amount plus the fine and interest as of December 31, 2022. The other proceedings relate to social security contributions on profit sharing payments to employees made in 2011 and ISS taxes levied on services rendered to investment funds located abroad. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

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

Our Articles of Association authorize the issuance of up to 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association) and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association. As of December 31, 2022, we had 40,614,497 Class A common shares and 14,466,239 Class B common shares of our authorized share capital issued and outstanding.

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

As of December 31, 2022, we had a total issued share capital of US$2,845.68, divided into 56,913,588 common shares. Those common shares were divided into 42,447,349 Class A common shares and 14,466,239 Class B common shares.

Treasury Stock

At December 31, 2022, Vinci Partners had 1,832,852 Class A common shares in treasury.

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

So long as Mr. Sayão da Silva has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vinci Partners, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vinci Partners has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vinci Partners. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 78.1% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.”

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets, and receive directly our proportionate share of the income, of any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. As an investment platform, we generate active income primarily from our management services. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we believe that we were likely not a PFIC for our 2022 taxable year. , Whether we were a PFIC in 2022, and whether we will be a PFIC in any future year, is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; (ii) our PFIC status for any taxable year depends on the composition of our income and assets and the value of our assets from time to time (which is determined, in part, by reference to the market price of our Class A common shares, which could be volatile); and (iii) the law applicable to determining whether our goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation. To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we were not a PFIC in 2022 or we will not be a PFIC for any future taxable year. In addition, there can be no assurance that the IRS will agree with our conclusion. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year. A failure to file this form (or any successor form) as required may toll the running of the statute of limitations in respect of each taxable year for which such form is required to be filed. As a result, the taxable years with respect to which a U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

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

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is https://www.sec.gov.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Currency Risk

We are subject to foreign currency risk in connection with our international operations, exclusively in respect of the U.S. dollar. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not our functional currency. See note 4.1(b)(i) to our audited consolidated financial statements for a summary of the foreign assets and liabilities to which we are exposed.

Interest Rate Risk

Our profit or loss is sensitive to higher or lower interest income from cash and cash equivalents and mutual funds as a result of changes in interest rates. See note 4.1(b)(ii) to our audited consolidated financial statements for a summary of our sensitivity to changes in interest rates.

The following are the risk rates that we are exposed to: (1) the SELIC Rate; (2) the IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (3) the IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo);

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

The majority of our financial investments that are exposed to significant price risk are the private equity investments. See note 4.1(d) to our audited consolidated financial statements for a sensitivity analysis of the price risk for assets held by us.

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

See note 4.1(c) of our audited consolidated financial statements for a summary of our net debt as of December 31, 2022, 2021 and 2020.

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2022, due to the material weaknesses discussed in “Item 3. Key Information—D. Risk factors—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer or CFO as of December 31, 2022 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2022, our internal controls were ineffective due to the material weaknesses discussed in “Item 3. Key Information—D. Risk factors—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

C.	Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm because, as an “emerging growth company,” as defined under the JOBS Act, we are exempt from this requirement.

D.	Changes in internal control over financial reporting

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2022, 2021 and 2020. The material weaknesses identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS and the SEC and managing access to our systems, data and end-user computing, or EUC, controls, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, in 2021, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies. In 2022, the consultant along with the Company, mapped out the processes and designed a risk and control framework relating to internal controls over financial reporting, and suggested action plans for some of our internal controls to be validated by the applicable staff. We expect that the consultant’s work will be completed in 2023, which will enable us to focus on control gaps and related action plans. Notwithstanding, as the risk and control framework requires continuous updating, new risks and controls or control gaps that are not mapped in the current assessment may arise.

Additionally, we identified material weaknesses related to training, specifically, training to address financial reporting topics for a public company as of December 31, 2021 and 2020. Beginning in the year ended December 31, 2022 and continuing into 2023, we sought to address these material weaknesses by appointing a firm to train our employees on financial reporting topics for a public company, and the material weakness has since been remedied. Continuous staff training is part of our culture and, consequently, we plan to continue to provide training in the year ended December 31, 2023 to relevant staff members related to this matter to mitigate the risk of uncovering material weaknesses in the future.

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

Moreover, we identified control deficiencies as of December 31, 2022, 2021 and 2020, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Beginning in the year ended December 31, 2022 and continuing into 2023, we have sought to remedy our control deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements.

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

ITEM 16B. Code of ethics

We have adopted a code of ethics applicable to the board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. In addition, we have also adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons. Since its effective date, we have not waived compliance with our code of ethics or statement of trading policies.

ITEM 16C. Principal accountant fees and services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2022 and 2021. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the audit committee of Vinci Partners.

	2022	2021

	(in thousands of reais)
Audit fees	1,319	1,719
Audit-related fees	83	—
Tax fees	—	—
All other fees	—	—
Total	1,402	1,719

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

Tax fees

In 2022, there were no tax fees billed for professional services for tax compliance, tax advice and tax planning.

All other fees

There were no other fees in 2022.

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

ITEM 16D. Exemptions from the listing standards for audit committees

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Status.”

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

On May 6, 2021, our board approved the creation of a share repurchase program, or the “First Repurchase Program.” The First Repurchase Program is executed in compliance with Rule 10b-18 under the Exchange Act and does not have a specified expiration date. Buybacks shall be made from time-to-time in open market and negotiated purchases. On September 15, 2021, we approved the creation of a second share repurchase program, or the “Second Repurchase Program.” The Second Repurchase Program is executed in compliance with Rule 10b5-1(c)(1) under the Exchange Act and does not have a specified expiration date. Buybacks shall be made from time-to-time in open market and negotiated purchases. An aggregate amount of up to R$85.0 million in our common shares could be repurchased under the First Repurchase Program and the Second Repurchase Program. The specific prices, numbers of shares and timing of purchase transactions were determined by us from time to time in our sole discretion.

On June 15, 2022, our board of directors approved a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of its outstanding Class A common shares across both plans. These plans were approved to replace its previous plans, which expired on May 31, 2022. The plans commenced immediately and do not have specified expiration date (other than when the R$60.0 million buyback limit is reached). We expect to finance purchases with existing cash balances derived from our Distributable Earnings, which is not expected to have a material impact on capital levels. Under the share buyback plan, buybacks may be made from time-to-time in open market and negotiated purchases, effective immediately, in compliance with Rule 10b-18 under the Exchange Act. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Under the share repurchase plan, repurchases will be carried out by J.P. Morgan Securities LLC, as agent of the Company, from time-to-time in open market and negotiated purchases, and in compliance with Rule 10b5-1(c)(1)(i)(B) under the Exchange Act. In either case, buybacks are subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors. The plans do not obligate the Company or any agent to acquire any particular amount of Class A common shares, and may be suspended or discontinued at any time.

Set forth below, in tabular format, is disclosure on the repurchase of Vinci Partners Class A common shares for the year ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Real Value) of Shares that May Yet Be Purchased under the Plans or Programs
January 1 to January 31, 2022	124,460	R$	65.75	124,460	24,232,594
February 1 to February 28, 2022	98,879	R$	66.31	98,879	17,675,650
March 1 to March 31, 2022	102,922	R$	63.06	102,922	11,185,406
April 1 to April 30, 2022	59,180	R$	63.96	59,180	7,400,058
May 1 to May 31, 2022	127,168	R$	56.57	127,168	206,709
June 1 to June 30, 2022	64,012	R$	56.73	64,012	56,575,392
July 1 to July 31, 2022	83,222	R$	53.21	83,222	52,147,440
August 1 to August 31, 2022	77,691	R$	53.87	77,691	47,962,166
September 1 to September 30, 2022	59,185	R$	55.50	59,185	44,677,382
October 1 to October 31, 2022	73,717	R$	55.32	73,717	40,599,234
November 1 to November 30, 2022	90,447	R$	54.34	90,447	35,684,634
December 1 to December 31, 2022	113,958	R$	49.69	113,958	30,021,947
Total	1,074,841	R$	58.05	1,074,841	30,021,947

On February 10, 2023, our board of directors approved a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of its outstanding Class A common shares across both plans. These plans were approved to replace the plans approved on June 15, 2023, or the Legacy Plans, which are set to expire on the date that the R$60.0 million buyback limit set thereunder is reached. The new buyback and repurchase plans will commence on the expiration date of the Legacy Plans, and will not have specified expiration dates (other than when the R$60.0 million buyback limit is reached). We expect to finance purchases with existing cash balances derived from its Distributable Earnings, which is not expected to have a material impact on capital levels. Under the share buyback plan, buybacks may be made from time-to-time in open market and negotiated purchases, effective immediately, in compliance with Rule 10b-18 under the Exchange Act. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time-to-time in its sole discretion. Under the share repurchase plan, repurchases will be carried out through a broker acting as an agent of the Company, from time-to-time in open market and negotiated purchases, and in compliance with SEC Rule 10b5-1(c)(1)(i)(B) under the Exchange Act. In either case, buybacks are subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors. The plans do not obligate the Company or any agent to acquire any particular amount of Class A common shares, and may be suspended or discontinued at any time.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-64 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

2.1	Description of Securities registered under Section 12 of the Exchange Act.*

3.1	Memorandum and Articles of Association of Vinci Partners Investments Ltd. (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*

14.1	English translation of the Code of Ethics of Vinci Partners, as amended on February 27, 2023.*

21.1	List of subsidiaries.*

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.*

99.1	Statement of Trading Policies, as adopted on February 24, 2023.*

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 18, 2023

Vinci Partners Investments Ltd.

By:	/s/ Alessandro Monteiro Morgado Horta
Name: Alessandro Monteiro Morgado Horta
Title: Chief Executive Officer

By:	/s/ Sergio Passos Ribeiro
Name: Sergio Passos Ribeiro
Title: Chief Operating Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Vinci Partners Investments Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vinci Partners Investments Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

Rio de Janeiro, February 14, 2023

/s/PricewaterhouseCoopers
Auditores Independentes Ltda.
We have served as the Company’s auditor since 2010.

Vinci Partners Investments Ltd.
Consolidated balance sheet
All amounts in thousands of Brazilian Reais, unless otherwise stated

Assets	Note	12/31/2022	12/31/2021

Current assets
Cash and cash equivalents	5(d)	136,581	102,569

Cash and bank deposits	5(d)	30,108	21,679
Financial instruments at fair value through profit or loss	5(d)	106,473	80,890
Financial instruments at fair value through profit or loss	5(c)	1,243,764	1,372,926
Accounts receivable	5(a)	57,675	44,316
Sub-leases receivable	10	1,500	—
Taxes recoverable		1,555	3,199
Other assets	6	16,481	4,193

Total current assets		1,457,556	1,527,203

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	5,985	8,593
Accounts receivable	5(a)	17,298	19,368
Sub-leases receivable	10	1,343	—
Taxes recoverable		3,141	80
Deferred taxes	18	9,241	4,970
Other assets	6	1,065	2,011

		38,073	35,022

Property and equipment	8	11,951	14,294
Right of use - Leases	10	70,136	69,329
Intangible assets	9	189,238	1,157

Total non-current assets		309,398	119,802

Total assets		1,766,954	1,647,005

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated balance sheet
All amounts in thousands of Brazilian Reais, unless otherwise stated

Liabilities and equity	Note	12/31/2022	12/31/2021

Current liabilities
Trade payables		1,247	831
Leases	10 and 5(e)	24,147	22,304
Accounts payable	11	7,328	10,677
Labor and social security obligations	12	87,732	106,299
Loans and obligations	14	13,168	—
Taxes and contributions payable	13	22,291	23,762

Total current liabilities		155,913	163,873

Non-current liabilities
Leases	10 and 5(e)	62,064	63,240
Labor and social security obligations	12	2,968	—
Loans and obligations	14	162,122	—
Deferred taxes	19	8,340	5,016

Total non-current liabilities		235,494	68,256

Total liabilities		391,407	232,129

Equity	15
Share capital		15	15
Additional paid-in capital		1,382,038	1,382,038
Treasury shares	15(f)	(114,978)	(52,585)
Retained earnings		81,310	70,183
Other reserves		24,149	15,182

		1,372,534	1,414,833

Non-controlling interests in the equity of subsidiaries	7	3,013	43

Total equity		1,375,547	1,414,876

Total liabilities and equity		1,766,954	1,647,005

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of income
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Statements of Income	Note	2022	2021	2020

Net revenue from services rendered	16	408,095	465,458	339,892

General and administrative expenses	17	(229,349)	(222,998)	(124,245)

Operating profit		178,746	242,460	215,647

Finance income	18	112,133	28,511	10,050
Finance expenses	18	(19,065)	(13,129)	(13,097)

Finance profit/(loss), net		93,068	15,382	(3,047)

Profit before income taxes		271,814	257,842	212,600

Income taxes	19	(52,413)	(49,227)	(43,446)

Profit for the year		219,401	208,615	169,154

Attributable to the shareholders of the parent company		219,417	208,615	170,199
Attributable to non-controlling interests		(16)	—	(1,045)

Basic earnings per share/quota in Brazilian Reais	15 (g)	3.89	3.77	19.60
Diluted earnings per share/quota in Brazilian Reais	15 (g)	3.84	3.77	19.60
The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of comprehensive income
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2022	2021	2020

Profit for the year	219,401	208,615	169,154

Other comprehensive income

Items that may be reclassified to profit or loss:

Foreign exchange variance of investees
Vinci Capital Partners GP Limited	2	14	69
Vinci USA LLC	(781)	988	2,284
Vinci Capital Partners F III GP Limited	(20)	5	19
GGN GP LLC	(9)	13	—
VICC Infra GP LLC	15	—	—
Vinci Capital Partners IV GP LLC	(34)	—	—

Total comprehensive income for the year	218,574	209,635	171,526

Attributable to:
Shareholders of the parent company	218,590	209,635	172,571
Non-controlling interests	(16)	—	(1,045)

	218,574	209,635	171,526

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of changes in equity
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes		Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
At January 01, 2020			8,595	—	91,430	8,119	—	108,144	6,581	114,725

Profit for the year			—	—	170,199	—	—	170,199	(1,045)	169,154
Other comprehensive income:
Foreign exchange variance of investee located abroad			—	—	—	2,372	—	2,372	—	2,372
Capital increase (decrease)			135	—	—	—	—	135	(900)	(765)
Acquisition of non-controlling quotas			—	—	(261,629)	—	—	(261,629)	(3,438)	(265,067)
Allocation of profit:			—	—	170,199	—	—	170,199	(1,045)	169,154
Dividends

At December 31, 2020			8,730	—	—	10,491	—	19,221	15	19,236

Corporate reorganization	15	(a)	(8,719)	8,719	—	—	—	—	—	—
Profit for the year			—	—	208,615	—	—	208,615	—	208,615
Other comprehensive income:
Foreign exchange variance of investee located abroad	15	(d)	—	—	—	1,021	—	1,021	(1)	1,020
Capital increase	15	(a)	4	1,392,370	—		—	1,392,374	29	1,392,403
Share based payments	23		—	—	—	3,670	—	3,670	—	3,670
Treasury shares	15	(f)	—	—	—	—	(52,585)	(52,585)	—	(52,585)
Transaction costs from capital increase	15	(b)	—	(19,051)	—	—	—	(19,051)	—	(19,051)
Allocation of profit:
Dividends	15	(e)	—	—	(138,432)	—	—	(138,432)	—	(138,432)

At December 31, 2021			15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

Profit for the year			—	—	219,417	—	—	219,417	(16)	219,401
Other comprehensive income:
Foreign exchange variance of investee located abroad	15	(d)	—	—	—	(827)	—	(827)	(2)	(829)
Capital increase			—	—	—	—	—	—	2,988	2,988
Share based payments	23		—	—	—	9,794	—	9,794	—	9,794
Treasury shares	15	(f)	—	—	—	—	(62,393)	(62,393)	—	(62,393)
Allocation of profit:
Dividends	15	(e)	—	—	(208,290)	—	—	(208,290)	—	(208,290)

At December 31, 2022			15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of cash flows
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes		2022	2021	2020
Cash flows from operating activities

Profit before taxation			271,814	257,842	212,600
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	17		15,786	13,729	13,228
Investment income of financial instruments at fair value through profit or loss			(86,047)	(24,787)	(8,251)
Finance expense on liabilities at amortized cost			—	—	203
Interest expense on loans and obligations	18		5,804	—	—
Interest on contingent consideration	18		(13,971)	—	—
Allowance for expected credit loss	17		(4)	21	59
Share based payments	17		14,276	3,670	—
Financial result on lease agreements	18		8,969	12,084	11,691

			216,627	262,559	229,530

Changes in assets and liabilities
Accounts receivables			(10,064)	11,819	(813)
Taxes recoverable			(1,389)	(1,992)	15
Other assets			(11,286)	7,716	(7,549)
Trade payables			392	(208)	713
Accounts payable			156	(667)	(858)
Labor and social security obligations			(21,349)	65,575	9,776
Taxes and contributions payable			(1,705)	1,105	(5,246)

			(45,245)	83,348	(3,962)

Cash generated from operations			171,382	345,907	225,568
Income tax paid			(53,482)	(57,215)	(30,242)

Net cash inflow from operating activities			117,900	288,692	195,326

Cash flows from investing activities

Payment for acquisition of subsidiary	7		(80,000)	—	—

Cash and cash equivalent increased from business combination	7		497	—	—

Purchases of property and equipment and additions to intangible assets			(6,476)	(3,091)	(2,016)

Acquisition of non-controlling quotas			—	—	(1,183)

Purchase of financial instruments at fair value through profit or loss			(341,157)	(1,420,834)	(375,006)

Sales of financial instruments at fair value through profit or loss			558,974	103,953	453,517

Net cash (outflow) from investing activities			131,838	(1,319,972)	75,312

Cash flows from financing activities
Proceeds from the issuance of shares/quotas	15	(a)	—	1,392,403	135
Capital increase (decrease) of non-controlling interests in the equity of subsidiaries			2,988	—	(900)
Transactions costs paid	15	(d)	—	(19,051)	—
Treasury shares acquisition paid	15	(f)	(63,353)	(50,831)	—
Lease payments, net of sublease received			(22,848)	(18,534)	(16,497)
Borrowings acquisitions (payments)			79,026	—	—
Dividends paid	15	(e)	(211,320)	(255,963)	(176,287)
Net cash (outflow) from financing activities			(215,507)	1,048,024	(193,549)

Net increase (decrease) in cash and cash equivalents			34,231	16,744	77,089

Cash and cash equivalents at the beginning of the year	5	(d)	102,569	83,449	3,896

Foreign exchange variation of cash and cash equivalents in subsidiary			(219)	2,376	2,464

Cash and cash equivalents at the end of the year	5	(d)	136,581	102,569	83,449
Non-cash
financing activities
Dividends declared and not yet paid until December 31, 2022 and 2021 were R$ 4,363 (Note 11) and R$ 6,833, respectively.
Consideration payable and contingent consideration
(earn-out)
as of December 31, 2022 were 43,579 and 48,499, respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out
obligation was classified as a financial liability.
The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations
Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as “Entity”, “Group” or “Vinci”). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, financial advisory services and retirement services. The actual shareholders of the Entity are disclosed in Note 14.
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
The
COVID-19
pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were impacted as a result of shopping mall closures in Brazil for some months during the pandemic. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. Significant market fluctuations driven by the
COVID-19
pandemic have resulted in fluctuations in the fair value component of our Assets Under Management. However, despite the adverse impact, Vinci expanded its operations during the pandemic and increased its total assets, net revenue, profits since the beginning of the pandemic and did not record any impairment in 2022 and 2021 as result of
COVID-19.
Impacts of the conflict between Russia and Ukraine
As a result of the current geopolitical tensions and conflict between Russia and Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have announced the imposition of sanctions on certain industry sectors and parties in Russia, as well as enhanced export controls on certain products and industries. Geopolitical instability adversely arising from such conflict (including additional conflicts that could arise from such conflict), the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market.
As of December 31, 2022, the consequences of such conflict have not adversely impacted Vinci’s operations.

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
New and revised accounting standards
The Group has not changed its accounting policies as a result of new standards and amendments effective for the first time for periods commencing on or after 1 January 2022.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Standards and interpretations issued but not yet effective
IFRS 17 Insurance Contract
IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of:

•	discounted probability-weighted

•	cash flows an explicit risk adjustment, and

•	a contractual service margin (CSM) representing the unearned profit of the contract which is recognized as revenue over the coverage period.
As a result of the new segment Vinci Retirement Services, IFRS 17 may be applicable for Vinci from 2023. The Management is evaluating possible impacts of IFRS 17 according to the main characteristics of each product, which expect to be commercialized by this new segment in the first semester of 2023.
The issuance of these consolidated financial statements was authorized by the Entity’s management on February 10th, 2023.

(a)	Consolidated financial statements
Vinci operates as an asset management firm. The Group focuses on private markets, liquid strategies, financial advisory, investment products and solutions and retirement services, which comprise the main activity of the Group.
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
Ownership interest in subsidiaries on December 31, 2022 and 2021 are as follows:

	Interest - %
	12/31/2022	12/31/2021

Subsidiaries
Vinci Partners Investimentos Ltda. (1)	100	100
Vinci Assessoria financeira Ltda. (2)	100	100
Vinci Equities Gestora de Recursos Ltda. (2)	100	100
Vinci Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Gestora de Recursos Ltda. (2)	100	100
Vinci Soluções de Investimentos Ltda. (3)	100	100
Vinci Real Estate Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (2)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações S.A.	100	100
Vinci APM Ltda. (2)	100	100
Vinci Monalisa FIM Crédito Privado IE (4)	100	100
Vinci Asset Allocation Ltda.	75	65
VICC Infra GP LLC	100	—
Vinci Capital Partners IV GP LLC	100	—
Vinci Holding Securitária Ltda.	85	—
Vinci Vida e Previdência S.A. (5)	85	—
SPS Capital Gestão de Recursos Ltda. (6)	100	—

(1)	Prior to the consummation of the initial public offering, on January 15, 2021, the consolidated financial statements were prepared on behalf of Vinci Partners Investimentos Ltda.
(2)	Minority interest represents less than 0.001%.
(3)	On February 18, 2021, Vinci Gestão de Patrimônio Ltda changed its name to Vinci Soluções de Investimentos Ltda. Minority interest represents less than 0.001%.
(4)	Under the terms of IFRS10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.
(5)	Vinci has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência.
(6)
On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The strategic decisions of the Group comprise five distinct business segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions, (iv) Financial advisory; and (v) Retirement services (Note 20).
In 2022, a new segment Vinci Retirement Services was created in order to assist investors to achieve retirement goals with long-term investment portfolios. As of December 31, 2022, this new segment has not been operational yet.
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
Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. During the years ended December 31, 2022 and 2021 management do not identify any event that could impact the recoverable value of the intangible assets.

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
According to IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for financial advisory and investment fund management services rendered in the ordinary course of the Group’s activities. Revenue is shown net of taxes, returns, rebates and discounts.
Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 21 “Segment Reporting” for a disaggregated presentation of revenues from contracts with customers, as follows:

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
As a multi-asset-class asset management firm, Vinci manages a number of funds with different performance fee structures that may be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.
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
For closed-ended funds focused on value generation, such as the private equity and infrastructure funds, we follow a European-style waterfall structure and the threshold and carry is different between the Brazilian funds and the foreign investor funds. For the Brazilian funds we use a threshold generally indexed to IPCA plus 8%, which can vary from 6% to 8%. For the foreign investor funds, the threshold is an 8% return in U.S. dollars and the carried interest is on excess return over the capital contribution.
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

2.16	Business Combinations
Business combinations are accounted for using the acquisition method of accounting. The acquisition date is the date on which the Group effectively obtains control of the acquiree. The purchase consideration of the acquisition of a subsidiary as of its relevant acquisition date, comprises of fair values of the assets transferred, liabilities incurred to the former owners of the acquired business, and fair value of any assets or liability resulting from a contingent consideration arrangement.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (shall not exceed one year from the acquisition date) about facts and circumstances which existed at the acquisition date.
Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

3	Accounting estimates and judgments
The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

4	Financial risk management
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
(i) Risk management
Vinci’s treasury manages credit risk on a group basis. As of December 31, 2022, and 2021 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci’s treasury review expected credit losses on a regular basis.
(ii) Impairment of financial assets
The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

•	Debt investments carried at amortized cost.
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

(b)	Market risk
(i) Foreign exchange risk
The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:
At the reporting date, the carrying amount value of the Group’s assets and liabilities held in US Dollars were as follows:

	12/31/2022	12/31/2021
Balance sheet

Cash and cash equivalents	30,087	20,990
Accounts receivable	13,823	9,477
Other receivables	1,618	15,411

Current assets	45,528	45,878

Leases, property and equipment	3,596	3,216

Non-current assets	3,596	3,216

Trade payables	1,657	2,011
Labor and social security obligations	7,295	9,521

Current liabilities	8,952	11,532

Payables to related parties	608	282
Lease	1,973	3,104

Non-current liabilities	2,581	3,386

Net Equity	37,591	34,176

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	12/31/2022	12/31/2021	12/31/2020
Net foreign exchange result

Financial revenue	2,514	—	416
Financial expense	(2,986)	(372)	(193)

Net foreign exchange result, net	(472)	(372)	223

The Group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.
Foreign exchange risk arises from commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.
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
The majority of the Group’s financial investments that are exposed to significant price risk are the private equity investments and investments held by Monalisa FIM. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificate of deposits of R$ 136,581 (12/31/2021 – R$ 102,569) that are expected to readily generate cash inflows for managing liquidity risk.
Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	12/31/2022	12/31/2021
Cash and cash equivalents	136,581	102,569
Financial instruments at fair value through profit or loss (i)	1,243,764	1,372,926
Trade payables	(1,247)	(831)
Labor and social security obligations	(90,700)	(106,299)
Accounts payable	(7,328)	(10,677)
Lease liabilities	(86,211)	(85,544)
Commercial Notes	(83,212)	—
Consideration payable	(43,579)	—
Contingent consideration	(48,499)	—

Net debt	1,019,569	1,272,144

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Financial liabilities			Other assets
	Payables	Loans and obligations	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2020	(167,591)	—	(106,199)	83,449	8,253
Cash flow and dividends provision	49,784	—	21,790	15,999	1,340,393

Fair value adjustment	—	—	—	3,121	24,280

Addition and finance expenses accrual	—	—	(823)	—	—

Foreign exchange adjustments	—	—	—	—	—

Other changes (i)	—	—	(312)	—	—

December 31, 2021	(117,807)	—	(85,544)	102,569	1,372,926

Cash flow and dividends provision	18,532	—	24,440	26,599	(215,046)

Fair value adjustment	—	—	—	7,413	85,884

Addition and finance expenses accrual	—	(175,290)	(25,197)	—	—

Foreign exchange adjustments	—	—	—	—	—

Other changes (i)	—	—	90	—	—

December 31, 2022	(99,275)	(175,290)	(86,211)	136,581	1,243,764

(i)	Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which are presented as in other comprehensive income statement.
Maturities of financial liabilities
The tables below analyze the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at December 31, 2022	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,247)	—	—	(1,247)	(1,247)
Labor and social security obligations	(87,732)	(2,968)	—	(90,700)	(90,700)
Lease liabilities	(24,147)	(45,878)	(43,356)	(113,381)	(86,211)
Accounts payable	(7,328)	—	—	(7,328)	(7,328)
Loans and financing	(20,876)	(104,761)	(90,890)	(216,527)	(175,290)

Total	(141,330)	(153,607)	(134,246)	(429,183)	(360,776)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Contractual maturities of financial liabilities at December 31, 2021	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(831)	—	—	(831)	(831)
Labor and social security obligations	(106,299)	—	—	(106,299)	(106,299)
Lease liabilities	(22,304)	(41,452)	(57,008)	(120,764)	(85,544)
Accounts payable	(10,677)	—	—	(10,677)	(10,677)

Total	(140,111)	(41,452)	(57,008)	(238,571)	(203,351)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At 31 December 2022	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total contractual cash flows	Carrying amount non-current liabilities

2024	(20,110)	(5,013)	(1,044)	(26,167)	(21,681)
2025	(15,742)	(5,013)	—	(20,755)	(15,186)
2026	(9,625)	(1,253)	—	(10,878)	(8,108)
2027	(9,625)	—	—	(9,625)	(5,541)
2028	(9,625)	—	—	(9,625)	(4,905)
2029	(9,625)	—	—	(9,625)	(4,343)
2030	(5,615)	—	—	(5,615)	(2,300)

Total	(79,967)	(11,279)	(1,044)	(92,290)	(62,064)

Contractual maturities of financial liabilities At 31 December 2021	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total contractual cash flows	Carrying amount non-current liabilities

2023	(18,990)	(1,216)	(1,116)	(21,322)	(18,788)
2024	(18,990)	—	(1,140)	(20,130)	(14,940)
2025	(14,905)	—	—	(14,905)	(9,784)
2026	(9,186)	—	—	(9,186)	(5,288)
2027	(9,186)	—	—	(9,186)	(4,682)
2028	(9,186)	—	—	(9,186)	(4,145)
2029	(9,186)	—	—	(9,186)	(3,670)
2030	(5,359)	—	—	(5,359)	(1,943)

Total	(94,988)	(1,216)	(2,256)	(98,460)	(63,240)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(d)	Sensitivity analysis
The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

•	0.18% (or R$ 2.4 million) of the financial investment portfolio for a confidence interval of 95% on December 31, 2022 (0.16% or R$ 2.26 million on December 31, 2021).

•	0.30% (or R$ 3.95 million) of the financial investment portfolio for a confidence interval of 99% on December 31, 2022 (0.23% or R$ 3.31 million on December 31, 2021).
Additionally, the Group evaluated the financial investment portfolio on December 31, 2022 and 2021, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	12/31/2022	12/31/2021

Current inflation	Inflation index	-100bps	1.6	15.3

Exchange traded real estate funds	Share prices	-10%	(17.9)	(10.9)

Brazilian stock prices	Share prices	-10%	(5.8)	(7.4)

Fixed-rate offshore rates	US yield curve	-100bps	(1.8)	(7.7)

Foreign exchange rate	Foreign exchange rates	10% (***)	4.1	5.0

Domestic base overnight rate	Domestic base overnight rate	-100bps	(6.9)	(8.0)

(*)	bps - basis point (1bps = 0,01%)
(**)	In millions of Brazilian reais
(***)	Brazilian reais devaluation against US Dollars
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
For assets measured at fair value, gains and losses are recorded in profit or loss.
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
The Group holds the following financial instruments:

	Section	12/31/2022	12/31/2021
Financial assets

Accounts receivable	(a)	74,973	63,684
Other financial assets at amortized cost	(b)	6,356	638
Cash and cash equivalents	(d)	136,581	102,569
Financial assets at fair value through profit or loss (FVPL)	(c)	1,249,749	1,381,519

		1,467,659	1,548,410

Financial liabilities

Liabilities at amortized cost	(e)	99,275	117,807
Lease liabilities	(e)	86,211	85,544
Loans and financing	(e)	175,290

		360,776	203,351
The Group’s exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.
a) Accounts receivable

	12/31/2022	12/31/2021
Current assets
Accounts receivable from contracts with customers	57,841	44,486
Loss allowance	(166)	(170)

Non-current assets
Accounts receivable from contracts with customers	17,298	19,368

	74,973	63,684

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
The loss allowances for accounts receivable as of December 31, 2022 and 2021 reconcile to the opening loss allowances as follows:

	12/31/2021	12/31/2020
Opening loss allowance on January 1	(170)	(149)
Decrease/increase in accounts receivable allowance recognized in profit or loss	4	(21)

Closing loss allowance on December 31	(166)	(170)
Accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity have not written any amount of accounts receivable during 2022 and 2021. Subsequent recoveries of amounts previously written off are credited against the same line item.
b) Other financial assets at amortized cost
Financial assets at amortized cost include the following debt instruments:

	12/31/2022	12/31/2021
Employees loans (Note 6 (i))	6,356	638
These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at commercial rates and collateral is not normally obtained.
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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Financial assets measured at FVPL include the following categories:

	12/31/2022	12/31/2021
Current assets	1,243,764	1,372,926

Mutual funds	1,243,764	1,372,926
Non-current assets	5,985	8,593

Private markets funds	5,985	8,593
The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds	12/31/2022	12/31/2021

Vinci Monalisa FIM Crédito Privado IE (1)	1,057,547	1,233,828
Vinci Multiestratégia FIM	165,339	109,717
Vinci International Master Portfolio SPC - Reflation SP	12,824	11,161
FI Vinci Renda Fixa CP	8,054	18,220

	1,243,764	1,372,926

Private markets	12/31/2022	12/31/2021

Vinci Capital Partners III Feeder FIP Multiestratégia	3,351	1,891
Nordeste III FIP Multiestratégia	2,634	2,848
Vinci Infra Transmissão FIP - Infraestrutura (i)	—	3,854

Total Private markets funds	5,985	8,593

1) Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Entity. Vinci Monalisa’s balances are the following:

	12/31/2022	12/31/2021
Net Asset Value	1,057,547	1,233,828

Real estate funds	220,617	137,519
Mutual funds	743,479	1,080,108
Private equity funds	70,367	18,768
Other assets/liabilities	23,084	(2,567)
The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 89% of its investments are liquid and may be redeemed and 11% are non-redeemable
investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Mutual funds
Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of December 31, 2022, and 2021, Vinci Monalisa holds R$ 743,479 and R$ 1,080,108 of investments in mutual funds, respectively, which are distributed in the following classification:

	12/31/2022	12/31/2021
Mutual Funds’ classification
Interest and foreign exchange (a)	72.79%	46.20%
Unrestricted investments (b)	11.83%	46.69%
Foreign investments (c)	6.20%	5.23%
Macro (d)	3.16%	1.88%
Specific strategy (e)	6.02%	—

	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.
(b)	Funds without commitment to concentration in any specific strategy.
(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.
(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.
(e)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds	12/31/2022	12/31/2021
Vinci Credit Securities FII (i)	75,720	61,902
Vinci Imóveis Urbanos FII (ii)	53,346	52,537
Vinci Offices FII (iii)	43,163	—
Other real estate funds (iv)	48,388	23,080

	220,617	137,519

(i)	The fund invests in real estate receivable certificates, bonds and other real estate assets;
(ii)
The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager’s view, generate long-term value;

(iii)	The fund invests in controlling corporate buildings, mostly leased, which, in the Manager’s view, generate value for the properties.
(iv)	Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private markets funds	12/31/2022	12/31/2021

Vinci Impacto Ret IV FIP Multiestratégia	2,925	2,042
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	10,924	13,446
Vinci Infra Água e Saneamento Strategy FIP – Infraestrutura (ii)	33,946	1,023
Other funds	22,572	2,257

Total private markets funds	70,367	18,768

(i)
Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. In 2021, the fund sold its investment in Linhas de Energia do Sertão Transmissora S.A. (“LEST”). As of December 31, 2022 and 2021, the fund held investment in Água Vermelha Transmissora de Energia S.A.

(ii)
The Fund’s investment policy is the acquisition of shares, debentures convertible or not into shares, or other securities convertible or exchangeable into shares issued by publicly-held or privately-held corporations in the water sector and sanitation.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

During the year, the following gains were recognized in profit or loss:

	12/31/2022	12/31/2021	12/31/2020
Fair value gains on investments at FVPL recognized in finance income	94,174	27,982	9,066
d) Cash and cash equivalents

Current assets	12/31/2022	12/31/2021
Cash and bank deposits	30,108	21,679
Certificate of deposit (i)	106,473	80,890

	136,581	102,569
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i)
Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from
99.50
% to
100.50
% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e) Financial liabilities

	12/31/2022	12/31/2021
Current	133,622	140,111

Trade payables	1,247	831
Labor and social security obligations (Note 12)	87,732	106,299
Loans and obligations (Note 14)	13,168	—
Lease liabilities	24,147	22,304
Accounts payable (Note 11)	7,328	10,677

Non-current	227,154	63,240

Lease liabilities	62,064	63,240
Labor and social security obligations (Note 12)	2,968	—
Loans and obligations (Note 14)	162,122	—

	360,776	203,351

(a)	Fair value hierarchy
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

	On December 31, 2022
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	106,473	—	106,473
Mutual funds	—	1,243,764	—	1,243,764
Private equity funds	—	—	5,985	5,985

Total Financial Assets	—	1,350,237	5,985	1,356,222

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
Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 172,228, R$ 743,479 and R$ 111,623, respectively (2021: R$ 57,006, R$ 1,080,108 and R$ 96,714, respectively).
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
(c) Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in level 3 items for the years ended December 31, 2022 and 2021:

Fair Value
Opening balance January 1, 2021	31,596
Capital deployment	932
Transfer (a)	(22,746)
Sales and distributions	(3,481)
Gain recognized in finance income	2,292

Closing balance December 31, 2021	8,593
Capital deployment	1,229
Sales and distributions (b)	(4,008)
Gain recognized in finance income	171

Closing balance December 31, 2022	5,985
(a)    In 2021, Vinci Impacto Ret IV FIP Multiestratégia and Vinci Infra Coinvestimento I FIP - Infraestrutura were transferred to Vinci Monalisa.
(b)    In 2022, Vinci Infra Transmissão FIP – Infraestrutura was transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(d) Valuation inputs and relationships to fair value
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Valuation Technique	Unobservable inputs	Reasonable possible shift +/-	2022 Gain / (Losses)	2021 Gain / (Losses)	Possible shift in Gain and losses
	12/31/2022	12/31/2021
Vinci Infra Coinvestimento I FIP – Infraestrutura (a)	—	—	Discounted cash flow	Discount rate	0.5% / 1%	—	559	—
Vinci Infra Transmissão FIP – Infraestrutura (b)	—	3,854	Discounted cash flow	Discount rate	0.5% / 1%	(277)	703	In 2021, lower discount rate in 50 basis points would increase fair value by R$ 1,272 and higher discount rate in 100 basis points would decrease fair value by R$ 1,411.
Nordeste III FIP Multiestratégia	2,634	2,848	Discounted cash flow	Discount rate	0.5% / 1%	185	497	Lower discount rate in 50 basis points would increase fair value by R$ 26 (R$ 28 - 2021) and higher discount rate in 100 basis points would decrease fair value by R$ 53 (R$ 57)
Others	3,351	1,891	NAV Valuation	NAV	1% / 2%	263	533	Increased NAV in 100 basis points would increase fair value by R$ 34 (R$ 19 – 2021) and lower NAV in 200 basis points would decrease fair value by R$ 67 (R$ 38 – 2021)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

6	Other assets

	12/31/2022	12/31/2021

Employees loans (i)	6,356	638
Sundry advances	192	288
Advances to projects in progress (ii)	9,774	2,784
Other prepayments	155	365
Related parties receivables (iii)	253	265
Guarantee deposits (iv)	523	1,525
Sublease receivables	0	252
Others	293	87

	17,546	6,204

Current	16,481	4,193
Non-current	1,065	2,011

	17,546	6,204

(i)	Refers to amounts receivable from employees.
(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.
(iii)	Refers to an intercompany transaction. See note 20 for more details.
(iv)	Refers to the security deposit of a lease.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

7	Investments

(a)	Business Combination

(i)	Summary of acquisition
On 16 August 2022 Vinci Soluções de Investimentos Ltda., a wholly owned subsidiary of Vinci, acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda (“SPS”), a leading independent alternative asset manager focused on the Special Situations segment in Brazil.
Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	80,000
Consideration payable – Note 14 (ii)	41,962
Contingent consideration (Earn-out) – Note 14 (iii)	62,470

Total purchase consideration	184,432

The assets and liabilities evaluated at fair value at the acquisition date was recognized as follows:

Cash and cash equivalents	497
Accounts receivable	1,222
Taxes recoverable	27
Other assets	56
Property and equipment	170
Trade payables	(24)
Labor and social security obligations	(1,267)
Taxes and contributions payable	(588)
Management contracts (*)	22,049

Net identifiable assets acquired	22,142

Goodwill	162,290
Net assets acquired	184,432

(*)	The valuation technique used for measuring the fair value of Management contracts, as a separately identified intangible assets, was MEEM ( Multi-Period Excess Earnings ).
Contingent Consideration
(Earn-out)
In the event that certain
pre-determined
fundraising and incremental management fee is achieved for the years ended until December 31, 2026, an additional consideration in VINP’s Class A common shares through an earnout structure will be paid in 2027, up to a maximum number of 1.7 million shares.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Non-controlling interests (NCI)
Set out below is summarized financial information for each subsidiary that has non-controlling
interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Int’l Real Estate		Vinci Asset Allocation		Vinci Holding Securitária		Total
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Summarized Balance Sheet

Current assets	—	575	—	—	18,322	—	18,322	575
Current liabilities	—	(401)	(1)	—	(601)	—	(602)	(401)

Current net assets	—	174	(1)	—	17,721	—	17,720	174

Non-current assets	—	—	601	—	3,345	—	3,946	—
Non-current liabilities	—	—	(732)	—	(759)	—	(1,491)	—

Non-current net assets	—	—	(131)	—	2,586	—	2,455	—

Net assets	—	174	(132)	—	20,307	—	20,175	174

Accumulated NCI	—	43	(33)	—	3,046	—	3,013	43

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Summarized statement of comprehensive income	Vinci Int’l Real Estate		Vinci Asset Allocation		Vinci Holding Securitária		Total
	2022	2021	2022	2021	2022	2021	2022	2021

Revenue	90	190	—	—	—	—	90	190

Profit for the period	—	—	(131)	—	107	—	69	—

Other comprehensive income	—	—	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	107	—	—	—

Profit allocated to NCI before dividends	—	—	(32)	—	16	—	(16)	—

Disproportionate dividends distributions	—	—	—	—	—	—	—	—

Profit/(loss) allocated to NCI	—	—	(32)	—	16	—	(16)	—

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Property and equipment

	12/31/2022
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment’s and tools	Work of arts and others	Total

Cost
At January 1, 2022	11,620	49,024	6,379	10,532	789	78,344
Acquisitions	143	183	586	103	84	1,099
Assets recognized as a result of SPS acquisition	19	—	148	3	—	170
Foreign Exchange variations of property and equipment abroad	—	(1,383)	—	(397)	—	(1,780)

At December 31, 2022	11,782	47,824	7,113	10,241	873	77,833

Accumulated depreciation
At January 1, 2022	(7,644)	(41,389)	(5,323)	(9,694)	—	(64,050)
Annual depreciation	(829)	(2,166)	(384)	(199)	—	(3,578)
Foreign Exchange variations of property and equipment abroad	—	1,367	—	379	—	1,746

At December 31, 2022	(8,473)	(42,188)	(5,707)	(9,514)	—	(65,882)

Net book value
At January 1, 2022	3,976	7,635	1,056	838	789	14,294

At December 31, 2022	3,309	5,636	1,406	727	873	11,951

Annual depreciation rate - %	10	From 10 to 20	20	10
Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2021
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment’s and tools	Work of arts and others	Total

Cost
At January 1, 2021	10,465	46,895	5,802	9,985	861	74,008
Acquisitions, net of disposals	1,155	666	577	127	(72)	2,453
Foreign Exchange variations of property and equipment abroad	—	1,463	—	420	—	1,883

At December 31, 2021	11,620	49,024	6,379	10,532	789	78,344

Accumulated depreciation
At January 1, 2021	(6,795)	(37,831)	(5,264)	(9,075)	—	(58,965)
Annual depreciation	(849)	(2,119)	(227)	(222)	—	(3,417)
Disposals	—	—	168	—	—	168
Foreign Exchange variations of property and equipment abroad	—	(1,439)	—	(397)	—	(1,839)

At December 31, 2021	(7,644)	(41,389)	(5,323)	(9,694)	—	(64,050)

Net book value
At January 1, 2021	3,670	9,064	538	910	861	15,043

At December 31, 2021	3,976	7,635	1,056	838	789	14,294

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Intangible assets
Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients’ portfolio, and the goodwill generated by the acquisition of SPS.
Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci’s managers named Wealth Management. The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset’s recoverable amount. There were no indications of impairment of intangible assets for the period ended December 31, 2022 and 2021.

	12/31/2022
	Software development	Placement Agent (a)	Goodwill (b)		Management Contracts (c)	Total
Cost
At January 1, 2022	24,790	—	—		—	24,790
Purchases	4,018	1,359	—		—	5,377
Assets recognized as a result of SPS acquisition	—	—	162,290		22,049	184,339
Foreign exchange variation of intangible assets abroad	(558)	—	—		—	(558)

At December 31, 2022	28,250	1,359	162,290		22,049	213,948

Accumulated amortization
At January 1, 2022	(23,633)	—	—		—	(23,633)
Annual amortization	(559)	(65)	—		(1,016)	(1,640)
Foreign exchange variation of intangible assets abroad	563	—	—		—	563

At December 31, 2022	(23,629)	(65)	—		(1,016)	(24,710)

At January 1, 2022	1,157	—	—		—	1,157

At December 31, 2022	4,621	1,294	162,290		21,033	189,238

Amortization rate (per year) - %	20%	(a )	(b	)	(c )

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(a) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from foreign investor in offshore funds. These amounts are amortized based on the estimated duration of the related funds. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.
(b) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. At December 31, 2022, goodwill was tested and any provision for impairment losses was identified by Vinci.
(c) Refers to the purchase and price allocated to Fund’s Management Contracts as a result of SPS acquisition. These amounts are amortized based on the duration of the related funds.
Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

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

(i)	Amount recognized in the balance sheet
The balance sheet shows the following amounts relating to leases:

	12/31/2022	12/31/2021
Sub-lease receivable
Rio de Janeiro Office – BM 336	2,843	—

Total	2,843	—

Current	1,500	—
Non-current	1,343

Total	2,843	—

Right of use assets
Rio de Janeiro Office – BM 336	55,758	61,907
São Paulo Office – JRA	12,682	4,700
NY Office – third Avenue	1,696	2,722

Total	70,136	69,329

Lease liabilities
Rio de Janeiro Office – BM 336	(70,538)	(76,996)
São Paulo Office – JRA	(13,701)	(5,444)
NY Office – third Avenue	(1,972)	(3,104)

Total	(86,211)	(85,544)

Current	(24,147)	(22,304)
Non-current	(62,064)	(63,240)

Total	(86,211)	(85,544)

Additions to the
right-of-use
assets until December 31, 2022 were R$ 15,838 (deductions of R$ 11,555 during 2021 financial year).

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	2022	2021	2020

Right of use assets depreciation	(10,800)	(9,812)	(8,586)
Financial expense	(9,359)	(12,281)	(12,209)

	(20,159)	(22,093)	(20,795)

The total cash outflow for leases in 2022 was R$ 24,440 (R$ 21,790 in 2021 and R$ 20,141 in 2020).

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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

To determine the incremental borrowing rate, the Group:

•	if possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases, which does not have recent third party financing, and

•	make adjustments specific to the lease, e.g. term, country, currency and security.
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

11	Accounts payable

	12/31/2022	12/31/2021

Dividends payable (i)	4,363	6,833
Treasury shares acquired (ii)	839	1,874
Rent payable – prior month expense	2,056	1,887
Other payables	70	83

	7,328	10,677

Current	7,328	10,677
Non-current	—	—

(i)
On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. Based on the balance until the available data, Vinci settled a provision for dividends payable of R$ 27,423. As of December 3, 2021, the amount of R$ 20,590 was paid, with an outstanding balance of R$ 6,833 remaining. On January 21, 2022, the amount of R$ 2,470 was paid, remaining outstanding the amount of R$ 4,363.

(ii)	As informed in Note 14(f), on May 6, 2021, Vinci started its share repurchase program. The shares repurchased were totally settled on January 04, 2023.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

12	Labor and social security obligations

	12/31/2022	12/31/2021

Profit sharing	80,840	101,880
Labor provisions	9,860	4,419

	90,700	106,299

Current	87,732	106,299
Non-current	2,968	—

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2022 was paid in January 2023. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of December 31, 2022 based on the management and advisory net revenue recognized and the realized performance fee up to December 31, 2022.
Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current
amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 23 for more detail.

13	Taxes and contributions payable

	12/31/2022	12/31/2021

Income tax	13,746	14,375
Social contribution	4,847	5,128
Social Contribution on revenues (COFINS)	2,128	2,280
Social Integration Program (PIS)	460	489
Service tax (ISS) on billing	856	1,348
Withholding Income Tax (IRRF) deducted from third parties	143	40
Others	111	102

	22,291	23,762

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

14	Loans and obligations

	12/31/2022	12/31/2021

Commercial Notes (i)	83,212	—
Consideration payable (ii)	43,579	—
Contingent consideration (iii)	48,499	—

	175,290	—

Current	13,168	—
Non-current	162,122	—

(i)	Commercial Notes
On August 15, 2022, Vinci Soluções de Investimentos Ltda,. a subsidiary of Vinci, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000.00 reais for each commercial note). The commercial notes will be subject to public distribution 90 days after de issuing date. The main characteristics of the financial instrument are indicated below:
Term and expiration date: 5 (five) years, ending on August 15, 2027.
Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2.15% on annually basis.
Amortization: On semi-annually basis, beginning on February 15, 2023.
Commercial Notes comprises a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.
Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of December 31, 2022.
The following table presents the changes in the Commercial Notes up the period ended December 31, 2022:

Face value of the notes issued	80,000
(-) Transaction costs	(974)
Interest expense	4,186

Closing balance December 31, 2022	83,212
Current	13,168
Non-current	70,044

(ii)	Consideration payable
Accordingly, to Note 7(a), Vinci acquired SPS Capital Gestão de Recursos Ltda on August 16, 2022. As part of the deal, Vinci assumed a financial obligation to be paid in the second anniversary of the closing date. The amount as at December 31, 2022 is R$ 43,579.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iii)	Contingent consideration
Vinci shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci’s best estimative. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill.
On December 31, 2022 Vinci revaluated the fair value of the obligation based on the economic conditions at the year end, resulting in a decrease of the contingent consideration fair value. The variation was recognized as an income in the financial result in the amount of R$ 13,971.

15	Equity

a)	Capital
The capital comprises 42,447,349 Class A shares and 14,446,239 Class B shares with a par value of US$ 0.00005 each.
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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The Entity’s shareholders as of December 31, 2022 and 2021 are presented in the table below:

Shareholders	12/31/2021 Quantity	Subscribed	Transferred	Repurchased	12/31/2022 Quantity
Gilberto Sayão da Silva (Class B)	14,466,239	—	—	—	14,466,239
Alessandro Monteiro Morgado Horta (Class A)	8,226,422	—	—	—	8,226,422
Paulo Fernando Carvalho de Oliveira (Class A)	2,066,605	—	—	—	2,066,605
Bruno Augusto Sacchi Zaremba (Class A)	1,446,624	—	—	—	1,446,624
Sergio Passos Ribeiro (Class A)	1,239,963	—	—	—	1,239,963
Lywal Salles Filho (Class A)	206,661	—	—	—	206,661
Public Float (Class A)	14,513,477	—	—	(1,074,841)	13,438,636
Other Shareholders (Class A)	13,989,586	—	—	—	13,989,586
Treasury shares (Class A)	758,011	—	—	1,074,841	1,832,852

Total	56,913,588	—	—	—	56,913,588
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
Comprises the shares based payments programs and the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

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
On February 23, 2022, Vinci declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of March 10, 2022, totalizing US$ 11,181 thousand (R$ 56,176), paid on March 24, 2022.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

On May 10, 2022, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of May 20, 2022, totalizing US$ 9,465 thousand (R$ 47,488), paid on June 2, 2022.
On August 11, 2022, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of August 23, 2022, totalizing US$ 9,425 (R$ 48,291), paid on September 9, 2022.
On November 9, 2022, Vinci declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of November 23, 2022, totalizing US$ 11,045 (R$ 56,334), paid on December 12, 2022.
Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.
In 2022, dividends were paid in the amount of R$ 211,320, being R$ 70,183 to the profit earned in 2021 and the remaining amount related to the profit earned in the first semester of 2022. In 2021, dividends were paid in the amount of R$ 255,963, being R$ 116,358 related to the net profit earned until 2020 and the remaining amount of R$ 139,605 related to the net profit for the current year.

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
10b5-1
and was prepared under the following terms:

•	The program is permitted to commence on October 1, 2021 and does not have a specified expiration date

•	Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act

•	The Repurchase Program respects the total amount of up to R$ 85 million, as previously approved.
On June 16, 2022, the Company announced a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company’s outstanding Class A common shares across both plans. These plans are approved to replace the share repurchase plans approved by our board of directors on May 6, 2021 and September 15, 2021, which expired on May 31st, 2022. The plans commenced immediately and will not have specified expiration date (other than when the R$60.0 million buyback limit is reached).

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Under the share buyback plan, buybacks may be made from
time-to-time
in open market and negotiated purchases, effective immediately, in compliance with SEC Rule
10b-18.
The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Additionally, repurchases will be carried out by the agent of the Company from time-to-time
in open market and negotiated purchases, in compliance with SEC Rule
10b5-1.
From January 1, 2022, to December 31, 2022, 1,074,841 Class A common shares were repurchased, in the amount of R$ 62,393. In December 2022 the Company holds 1,832,852 Class A common shares in treasury.

g)	Basic and diluted earnings per share/quota

a) Basic earning per share/quota	2022	2021	2020
From continuing operations attributable to the ordinary equity holders of the Entity	3.89	3.77	19.60

Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	3.89	3.77	19.60

b) Diluted earning per share/quota	2022	2021	2020
From continuing operations attributable to the ordinary equity holders of the Entity	3.84	3.77	19.60

Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	3.84	3.77	19.60

c) Reconciliations of earnings used in calculating earnings per share/quota

Basic earnings per share/quota:	2022	2021	2020
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share/quota:
From continuing operations	219,417	208,615	170,199

	219,417	208,615	170,199

Diluted earnings per share/quota:	2022	2021	2020
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share/quota	219,417	208,615	170,199

Used in calculating diluted earnings per share/quota	219,417	208,615	170,199

d) Weighted average number of share/quotas used as the denominator

	2022	2021	2020
Weighted average number of ordinary share/quotas used as the denominator in calculating basic earnings per share/quota:	56,356,293	55,387,859	8,683,893
Adjustments for calculation of diluted earnings per share/quota:	792,815	—	—

Weighted average number of ordinary share/quotas and potential ordinary share/quotas used as the denominator in calculating diluted earnings per share/quota	57,149,108	55,387,859	8,683,893

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

16	Revenue from services rendered

	2022	2021	2020

Gross revenue from fund management	396,532	384,321	285,798
Gross revenue from performance fees	15,343	38,649	41,869
Gross revenue from financial advisory services	24,072	73,066	31,569

Gross revenue from services rendered	435,947	496,036	359,236

In Brazil	338,937	378,147	264,493
Abroad	97,010	117,889	94,743

Taxes and contributions
COFINS	(15,352)	(15,438)	(9,488)
PIS	(3,330)	(3,348)	(2,057)
ISS	(9,170)	(11,792)	(7,799)

Net revenue from services rendered	408,095	465,458	339,892

Net revenue from fund management	371,501	361,070	271,266
Net revenue from performance fees	14,600	37,633	39,784
Net revenue from advisory	21,994	66,755	28,842

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

17	General and administrative expenses

	2022	2021	2020

Personnel (a)	(63,665)	(55,057)	(37,175)

Share Based Plans (b)	(14,276)	(3,670)	—

Profit sharing (a)	(79,872)	(98,970)	(37,198)

	(157,813)	(157,697)	(74,373)

Third party expense (c)	(38,836)	(38,891)	(24,651)

Right of use depreciation (d)	(10,800)	(9,812)	(8,586)

Depreciation and amortization (e)	(4,986)	(3,917)	(4,642)

Other operating expenses (f)	(6,630)	(4,240)	(5,199)

Travel and representations	(4,535)	(1,271)	(933)

Condominium expenses	(3,315)	(2,598)	(2,818)

Payroll taxes	(1,850)	(3,669)	(2,132)

Rental expense	(174)	(540)	(428)

Telephony services	(243)	(242)	(278)

Legal	(171)	(99)	(146)

Accounts receivables allowance	4	(21)	(59)

Office consumables	—	(1)	—

	(229,349)	(222,998)	(124,245)
(a) Personnel and profit-sharing
According to the profit-sharing program and based on Brazilian Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 79,872 (R$ 98,970 in 2021 and R$ 37,198 in 2020) for the year ended December 31, 2022.
(b) Share-based payments
See note 23 for more details.
(c) Third party expense
Third party expense is composed for legal, accounting, advisory, information technology, marketing, and other contracted services.
(d) Right of use depreciation
See note 10 for more details.
(e) Depreciation and amortization
The amount is mainly comprised by property and equipment depreciation and since SPS acquisition, by the management contracts amortization.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(f) Other operating expenses
The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

18	Finance profit/(loss)

	2022	2021	2020
Investment income (i)	94,728	27,982	9,066
Foreign currency variation income	2,514	—	416
Financial revenue on sublease agreements	390	197	519
Contingent consideration variance (Note 14 (iii))	13,971	—	—
Other finance income	530	332	49

Finance income	112,133	28,511	10,050

Financial expense on lease agreements	(9,359)	(12,281)	(12,209)
Interest expense on loans and financing (ii)	(5,804)	—	—
Bank fees	(354)	(119)	(258)
Interest and arrears	(4)	(80)	—
Investment losses (i)	(554)	—	(234)
Fines on taxes	(4)	(65)	—
Financial expense on liabilities at amortized cost	—	—	(203)
Interest on taxes	—	(208)	—
Foreign currency variation expense	(2,986)	(372)	(193)
Other financial expenses	—	(4)	—

Finance costs	(19,065)	(13,129)	(13,097)

Finance profit/(loss), net	93,068	15,382	(3,047)

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below:
(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes and contingent consideration related to SPS acquisition. Please see note 14 for more detail.

	2022	2021	2020
Mutual funds and fixed income investments	94,489	25,620	2,604
Private equity funds	239	2,362	6,462

	94,728	27,982	9,066

Mutual funds	(486)	—	—
Private equity funds	(68)	—	(71)
Real Estate listed funds	—	—	(77)
Public equities funds	—	—	(86)

	(554)	—	(234)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

19	Income tax and social contribution
As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.
Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda and Vinci Soluções de Investimentos Ltda,. are taxed based on the deemed profit.
Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on December 31, 2022 is R$ 4,912 (R$ 2,494 on December 31, 2021).
No foreign subsidiaries presented net income for taxation of income and social contribution taxes in 2022, 2021 and 2020.
The income tax and social contribution charge on the results for the year can be summarized as follows:

	2022	2021	2020

Current income tax	(38,945)	(41,510)	(11,462)
Current social contribution	(14,199)	(15,260)	(31,204)

	(53,144)	(56,770)	(42,666)

Deferred income tax	683	5,546	(206)
Deferred social contribution	48	1,997	(574)

	731	7,543	(780)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Deferred tax balances

	12/31/2022	12/31/2021

Deferred tax assets

Tax losses	4,912	2,494

Leases	1,805	2,476

RSU	1,628	—

Interest expense on obligation for acquisition	550	—

Amortization on management Contracts	346	—

Total	9,241	4,970

Deferred tax liabilities

Financial revenue	(973)	(1,815)

Estimated revenue	(1,690)	(2,107)

Leases	(49)	—

Contingent consideration	(4,750)	—

Total Income Tax	(7,462)	(3,922)

Estimated revenue	(878)	(1,094)

Total (Taxes and contribution)	(878)	(1,094)

Total deferred tax liabilities	(8,340)	(5,016)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Movements	Tax losses	Leases	RSU	Other (*)	Total

Deferred tax assets

As at December 31, 2020	2,769	1,799	—	—	4,568

to profit and loss	(275)	677	—	—	402

As at December 31, 2021	2,494	2,476	—	—	4,970

to profit and loss	2,418	(671)	1,628	896	4,271

As at December 31, 2022	4,912	1,805	1,628	896	9,241

(*)	Comprises deferred taxes related to interest expense on obligation for ownership acquisition and amortization on management Contracts

Movements	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total

Deferred tax liabilities
As at December 31, 2020	(7,842)	(4,554)	(224)	—	(12,620)

to profit and loss	6,027	1,353	224	—	7,604

As at December 31, 2021	(1,815)	(3,201)	—	—	(5,016)

to profit and loss	842	633	(49)	(4,750)	(3,324)

As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Tax effective rate

	2022	2021	2020

Profit (loss) before income taxes	271,814	257,842	212,600
Combined statutory income taxes rate - %	34%	34%	34%

Income tax benefit (expense) at statutory rates	(92,417)	(87,666)	(72,284)
Reconciliation adjustments:
Expenses not deductible	(214)	(392)	(93)
Tax benefits	282	825	440
Share based payments	(297)	(371)	—
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	40,220	38,279	28,435

Other additions (exclusions), net	13	98	56

Income taxes expenses	(52,413)	(49,227)	(43,446)
Current	(53,144)	(56,770)	(42,666)
Deferred	731	7,543	(780)

Effective rate	19%	19%	20%

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

20	Related parties

(a)	Key management remuneration
The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 16,781, including profit-sharing compensation for the year ended December 31, 2022 (2021 - R$ 21,003).
Accordingly, to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2023, after the Management approval. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of December 31, 2022.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Receivables from related parties
The Entity receivables from related parties as of December 31, 2022 and 2021, as shown in the table below:

	12/31/2022	12/31/2021
Telecom Investimentos S.A.	—	80
Vinci Infra Investimentos V2I S.A.	79	64
Maranello Empreend. e Participações S.A.	—	1
Cagliari Participações S.A.	4	4
Accadia Participações AS	91	75
Norcia Participações SA	56	39
Personal Care Participações SA	—	1
Mental Health Participacões SA	—	1
Laguna Participações S.A.	11	—
VFDL 4 Empreendimentos Imobiliários LTDA	3	—
Vias Participações I S.A.	1	—
Verona Participações Societarias S.A.	8	—

	253	265

(c)	Employees loans
As presented in note 6(i), Vinci may advance payments to its employees.

21	Segment reporting
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
The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth of revenue, productivity, profitability and management profile, using a proprietary methodology (“Value from the Core”).
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
The Real Estate Investment Funds segment are focused on shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The segment’s objective is also the development of real estate properties, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(iii)	Infrastructure
The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments:
power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies:
sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iv)	Credit
This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages. The credit strategy invests include for core sub-strategies:
infrastructure debt, real estate debt, structured credit and exclusive mandates, following four key steps: origination, analysis, structuring and monitoring.

(v)	Special situations (Vinci SPS)
This Special situation segment is focused in complex situations in which financial and human capital are employed to generate superior returns, maintaining adequate risk levels and preserving the interests of all parties involved.
Liquid Strategies
This segment seeks return through operations in public markets, as trading bonds, public stocks and derivatives, among other assets. It is comprised by the investments in liquid funds, as described below:

(i)	Hedge Funds
The hedge fund segment manages funds through Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities
The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Investment products and solutions
Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation. The strategy aims to provide an advanced investment strategy with alpha generation according to the clients’ targets. The strategy is divided in four sub-strategies:
separate exclusive mandates, commingled funds, international allocation and pension plans.
Financial advisory services
The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The financial advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.
Vinci retirement services
The retirement services focus on planning and building long-term investment portfolios that assist investors to achieve their retirement goals. As of December 31, 2022, the retirement services have not been operational yet.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2022
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	151,660	86,690	79,888	20,699	—	—	338,937
Abroad	73,731	8,305	14,974	—	—	—	97,010

Gross revenue from services rendered	225,391	94,995	94,862	20,699	—	—	435,947

Fund Advisory fee	3,341	—	32	20,699	—	—	24,072
Fund Management fee	218,393	86,838	91,301	—	—	—	396,532
Fund Performance fee	3,659	8,158	3,526	—	—	—	15,343
Taxes and contributions	(11,816)	(5,684)	(8,561)	(1,791)	—	—	(27,852)

Net revenue from services rendered	213,577	89,312	86,298	18,908	—	—	408,095
(-) General and administrative expenses	(40,919)	(24,686)	(18,947)	(5,021)	(5,733)	(119,767)	(215,073)
Share-based payments	(1,150)	(230)	(414)	—	—	(12,482)	(14,276)

Operating profit	171,508	64,396	66,937	13,887	(5,733)	(132,249)	178,746
Finance income							112,133
Finance cost							(19,065)
Finance result, net							93,068

Profit before income taxes							271,814
Income taxes							(52,413)
Profit for the year							219,401

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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2020
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	117,566	62,411	54,178	30,338	—	264,493
Abroad	71,786	14,167	8,790	—	—	94,743

Gross revenue from services rendered	189,352	76,578	62,968	30,338	—	359,236

Fund Advisory fee	1,096	—	135	30,338	—	31,569
Fund Management fee	172,573	64,736	48,489	—	—	285,798
Fund Performance fee	15,683	11,842	14,344	—	—	41,869
Taxes and contributions	(9,859)	(3,821)	(3,040)	(2,624)	—	(19,344)

Net revenue from services rendered	179,493	72,757	59,928	27,714	—	339,892
(-) General and administrative expenses	(22,603)	(9,309)	(10,789)	(3,012)	(78,532)	(124,245)

Operating profit	156,890	63,448	49,139	24,702	(78,532)	215,647
Finance income						10,050
Finance cost						(13,097)
Finance result, net						(3,047)

Profit before income taxes						212,600
Income taxes						(43,446)
Profit for the year						169,154

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

22	Legal Claim
As of December 31, 2022 and 2021, the Entity is not aware of disputes classified as probable chance of loss.
Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	12/31/2022	12/31/2021

Tax	20,452	18,753
Civil	—	—
Labor	1,967	1,817

Total	22,419	20,570

Tax Claims
Vinci Gestora is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer’s portion and Work Accident Insurance (SAT) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,441.
Vinci Equities has one proceeding related to the requirement of ISS under rendered services to investment funds located abroad in the amount of R$ 220. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.
On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 16,791 for the calendar year of 2013.

23	Share-based payments
The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on December 31, 2022.
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
As of December 31, 2022, there are stock options outstanding with respect to 1,572,616 Class A common shares (1,662,481 as of December 31, 2021).
The total expense recognized for the programs for the year ended December 31, 2022 and 2021 was R$ 2,555 and R$ 3,670, respectively.
Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan
On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950,000 shares.
Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, accordingly to the dates defined in each Restricted Share Unit Award Agreement.
If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.
The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

•	Market value of the shares ate the granted date.

•	Estimative of dividend yield and the US interest date for the years comprised from the granted date until the vesting dates.
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment.

c)	Outstanding shares granted and valuation inputs
The total RSUs awarded during period ended December 31, 2022 was 781,881, with all of them remain outstanding on December 31, 2022.
As of December 31, 2022, total compensation expense of the plans was R$ 11,721, including R$ 4,483 of social charges provisions.

24	Subsequent events
Accordingly, to the Repurchase Program (Note 14 (f)), from January 01, 2023 to January 31, 2023, 105,623 Class A common shares were repurchased by the Entity, in the amount of R$ 5,048.