Form 20-F
period 2023-12-31
Vinci Partners Investments Ltd.
filed 2024-04-18
CIK 1826286

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
The number of outstanding shares as of the date of this annual report was 39,312,578 Class A common shares and 14,466,239 Class B common shares.
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

Financial Statements

Vinci Partners Investments Ltd., which we refer to in this annual report as “Vinci Partners,” was incorporated on September 21, 2020 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Vinci Partners was incorporated to become the holding entity of Vinci Partners Investimentos Ltda., which we refer to in this annual report as “Vinci Partners Brazil.” Until the contribution of Vinci Partners Brazil’s quotas to us by Vinci Partners Brazil’s quotaholders prior to the consummation of our initial public offering on February 1, 2021, or our IPO, Vinci Partners had not commenced its operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Please refer to “Item 4. Information on the Company—C. Organizational Structure” for a description of the operations of our material operating subsidiaries.

We present in this annual report the audited consolidated financial statements of Vinci Partners for the years ended December 31, 2023, 2022 and 2021. The audited consolidated financial statements of Vinci Partners were prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

Vinci Partners maintains their books and records in Brazilian reais, the presentation currency for their financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, the financial information presented herein as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, is stated in Brazilian reais, our reporting currency. The consolidated financial information of Vinci Partners contained in this annual report is derived from Vinci Partners’ audited consolidated financial statements as of December 31, 2023, 2022 and 2021, and for the years ended December 31, 2023, 2022 and 2021, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to the audited consolidated financial statements of Vinci Partners included elsewhere in this annual report. All references herein to “we,” “us,” “our,” or the “Company” are to Vinci Partners.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended December 31 of that calendar year.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Brazilian Central Bank.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings, and Distributable Earnings Margin, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS Accounting Standards, for the convenience of investors.

We present Fee Related Earnings, or FRE, because we believe this metric is useful to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations). FRE Margin is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

We present Performance Related Earnings, or PRE, because we believe this measure can provide useful information as a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees. PRE Margin is calculated as PRE divided by net revenue from performance fees.

We present Distributable Earnings as a metric used by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax) (which expenses were added to the calculation of Distributable Earnings beginning in the year ended December 31, 2022 in light of a new line item in our financial statements, contingent consideration (earn-out) gain (loss), which may become payable in future periods a result of our acquisition of SPS Capital in the year ended December 31, 2022 (see “Item 4. Information on the Company—A. History and Development of the Company—Our History—Acquisition of SPS Capital”)). Distributable Earnings Margin is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings and Distributable Earnings Margin as described in this annual report are non-GAAP measures that are not a substitute for the IFRS Accounting Standards measures of earnings. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

In addition, this annual report presents our Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year, and Adjusted Profit Margin for the year, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS Accounting Standards, for the convenience of investors. Our Distributable Earnings, Distributable Earnings Margin, profit for the year and profit margin differ for the years ended December 31, 2023 and 2022 differ from our Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit and Adjusted Profit Margin, respectively, as a result of the adjustments described in this annual report.

We present Adjusted Distributable Earnings as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, less non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (including income tax related to realized expense). Beginning in the year ended December 31, 2022, management updated the definition of Adjusted Distributable Earnings previously reported in our annual report on Form 20-F in light of certain non-operational expenses relating to professional services rendered in connection with our acquisitions and our international corporate organization, in order to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations. Adjusted Distributable Earnings Margin is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, and net revenue from advisory services and realized gain from investment income.

We present Adjusted Profit for the year because management evaluates this measure and we believe it can provide useful information to investors and analysts regarding the net results of our business. We calculate Adjusted Profit for the year as profit for the year less (a) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (including income tax related to realized expense), and (b) contingent consideration (earn-out) gain (loss) (after tax). Beginning in the year ended December 31, 2022, management updated the definition of Adjusted Distributable Earnings previously reported in our annual report on Form 20-F in light of (i) certain non-operational expenses relating to professional services rendered in connection with our acquisitions and our international corporate organization, in order to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations, and (ii) a new line item in our financial statements, contingent consideration (earn-out) gain (loss), which may become payable in future periods a result of our acquisition of SPS Capital in the year ended December 31, 2022. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Acquisition of SPS Capital.” Adjusted Profit Margin for the year is calculated as Adjusted Profit for the year divided by the sum of net revenue from fund management and net revenue from advisory services.

Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit, and Adjusted Profit Margin for the year as described in this annual report are non-GAAP measures that are not a substitute for the IFRS Accounting Standards measures of earnings. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations” for the reconciliation of our non-GAAP financial measures.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank or the World Bank, as well as private sources, such as the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, B3 S.A. – Brasil, Bolsa Balcão, or the B3 , Bloomberg, the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, CVM, Inter.B Consultoria Internacional de Negócios, McKinsey & Company, Oliver Wyman, and Reuters, among others.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we nor our agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally, and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

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

•

our capitalization and ability to fund new investments or integrate new acquisitions, including our pending business combination with Compass (see “Item 4. Information on the Company—A. History and Development of the Company—Recent Events—Business Combination with Compass”);

•	our ability to adapt to the rapid pace of technological changes in the financial services industry;

•

the interests of our controlling shareholder, Gilberto Sayão da Silva, who owns 100% of our outstanding Class B common shares, which represents approximately 75.6% of the voting power of our issued share capital;

•	changes in government regulations applicable to the financial services and insurance industries in Brazil and elsewhere;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in investors’ demands regarding investment products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	the actual and potential effects of health crises and their potential to have an ongoing adverse impact on global, regional and national economies;

•	other factors that may affect our financial condition, liquidity, and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2023 and 2022, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2023 and 2022. The material weaknesses identified refer to our insufficient accounting processes necessary to comply with the reporting and compliance requirements of IFRS Accounting Standards and the U.S. Securities and Exchange Commission, or the SEC. We have a remediation plan to improve our internal control over financial reporting, but there is no assurance that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.

Risks Relating to the Compass Transaction

•	We are subject to risks relating to the pending Compass Transaction.

The risks arising out of our pending business combination with Compass include the following: our shareholders having reduced ownership and voting interest in and less influence over the combined company; disruptions in business relationships; prohibitions from entering into certain transactions and taking certain actions that might otherwise be beneficial to us until completion of the Compass Transaction; third parties terminating existing relationships with us or Compass; obtaining required approvals and satisfying closing conditions; potential termination of the Compass Transaction; difficulty attracting, motivating and retaining key employees; the incurrence of significant expenses; and the adequacy of our due diligence investigation of Compass.

•	We are subject to risks relating to the combined company following closing of the Compass Transaction.

The risks relating to the combined company following our business combination with Compass include the following: our failure to realize the anticipated benefits of the Compass Transaction; the incurrence of significant integration-related costs and realizing the synergies of the combined company; and different factors affecting the market price for our Class A common shares following the completion of the Compass Transaction.

Risks Relating to Brazil and Latin America

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

Gilberto Sayão da Silva controls our company through his beneficial ownership of all of our outstanding Class B common shares, representing 75.6% of the combined voting power of our issued share capital. So long as Mr. Sayão da Silva beneficially owns a sufficient number of Class B common shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions.

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

Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic and political uncertainty, such as those deriving from the Brazilian government, changes in laws (including laws relating to taxation), trade barriers and trade tension (including between the United States and China), commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, such as the ongoing war between Ukraine and Russia, the ongoing war between Israel and Hamas, terrorist acts or security operations). Future market conditions may be less favorable compared to current and historical market conditions. Adverse conditions in financial markets and the economy can adversely impact our results of operations and financial condition by decreasing our AUM (both directly through a decline in market value or through clients withdrawing investments) and thereby decrease our performance and management fees, as well as by decreasing the investment income we earn from our proprietary investments.

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

Our performance directly ties-in to the payment of fund management and performance fees by our investment funds, which, in turn, are subject to a number of risks inherent to their operations and also to the risk of the businesses and industries in which the portfolio companies of such investment funds operate, as well as fees for advisory services, which are subject to transaction closings and realization of IPOs advised by Vinci Partners. Some of these industries are particularly noteworthy for the inherent risks therewith associated, such as infrastructure and real estate. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war and other factors that are beyond our control. In addition, the acquisition of direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, is subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, the investment in energy, manufacturing, transportation, water and sanitation, and other infrastructure capital-intensive projects, as well as the development and operation of assets associated with real estate and certain other assets, may expose our investment funds, and, consequently, us, to increased environmental liabilities that are inherent in the ownership of such assets, which under the applicable laws may be imposed regardless of fault.

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

We expect that our primary liquidity needs will consist of cash required to:

•

continue to grow our business lines, including seeding new strategies, funding our capital commitments made to existing and future funds (which, as of December 31, 2023, amounted to R$630.5 million), and otherwise supporting investment vehicles that we sponsor;

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

Net revenue from fund management, net revenue from performance fees and net revenue from advisory services, which we recognize when contractually earned, can vary due to fluctuations in AUM, the number of investment transactions made by our funds, the number of portfolio companies we manage, the fee provisions contained in our funds and other investment products and transactions by our advisory services. In any particular quarter, fee income may vary significantly due to the variances in size and frequency of management and performance fees, or fees received for our advisory services. We may create new funds or investment products or vary the terms of our funds or investment products (for example our funds now include performance hurdles), which may alter the composition or mix of our income from time to time.

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

We are entitled to receive performance fees when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks. The timing and receipt of performance fees from our investment funds are unpredictable and will contribute to the volatility of our cash flows. Performance fee payments from investments depend on our funds’ performance and opportunities for realizing gains, which may be limited. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering or other exit. To the extent an investment is not profitable, no performance fees will be received from our funds with respect to that investment and, to the extent such investment remains unprofitable, we will only be entitled to a management fee on that investment. Furthermore, certain vehicles and separately managed accounts may not provide for the payment of any performance fees at all. Even if an investment proves to be profitable, it may be several years before any profits can be realized in cash. Performance allocations and incentive fees could be significantly reduced as a result of our inability to maximize the value of investments by an investment fund during the liquidation process or in the event of the triggering of a “clawback” obligation. We cannot predict when, or if, any realization of investments will occur. In addition, if finance providers, such as commercial and investment banks, make it difficult for potential purchasers to secure financing to purchase companies in our investment funds’ portfolio, it may decrease potential realization events and the potential to earn performance fees. A downturn in the equity markets would also make it more difficult to exit investments by selling equity securities. If we were to have a realization event in a particular quarter, the event may have a significant impact on our cash flows during the quarter that may not be replicated in subsequent quarters. A decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our investment income, which could further increase the volatility of our quarterly results.

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

The investments made by our funds may include high-risk, illiquid assets. We have made and expect to continue to make investments alongside our investors, as the general partner, in our existing funds and certain customized separate accounts and in any new private markets funds we may establish in the future. The private markets funds in which we invest capital generally invest in securities that are not publicly traded. Even if such securities are publicly traded, many of these funds may be prohibited by contract or applicable securities laws from selling such securities for a period of time. Such funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Accordingly, the private markets funds in which we invest our clients’ capital may not be able to sell securities when they desire and therefore may not be able to realize the full value of such securities. The ability of private markets funds to dispose of investments is dependent in part on the public equity and debt markets, to the extent that the ability to dispose of an investment may depend upon the ability to complete an IPO of the portfolio company in which such investment is held or the ability of a prospective buyer of the portfolio company to raise debt financing to fund its purchase. Furthermore, large holdings of publicly traded equity securities can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Contributing capital to these funds is risky, and we may lose some or the entire amount of our specialized funds and our clients’ investments.

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

Although retail investors have been part of our historic distribution efforts, we have increasingly undertaken business initiatives to increase the number and type of investment products we offer to high net worth individuals, family offices and other mass affluent investors. In some cases, we seek to distribute our funds to such retail investors indirectly through feeder funds sponsored by brokerage firms, private banks or third party feeder providers, and in other cases directly to the qualified clients of private banks, independent investment advisors and brokers. In other cases, we create investment funds specifically designed for direct investment by retail investors. Our initiatives to access retail investors entail the investment of resources and our objectives may not be fully realized.

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

Our success largely depends on the identification and availability of suitable investment opportunities for our clients. The availability of investment opportunities will be subject to market conditions and other factors outside of our control and the control of the fund managers with which we invest. Past returns of our funds have benefited from investment opportunities and general market conditions that may not continue or reoccur, including favorable borrowing conditions in the debt markets, and there can be no assurance that our funds, or the underlying funds in which we invest, will be able to avail themselves of comparable opportunities and conditions. There can also be no assurance that the private markets funds we manage will be able to identify sufficient attractive investment opportunities to meet their investment objectives. Further, the due diligence investigations we conduct before investments are made by our funds may not uncover all facts relevant to the suitability of such opportunities. See “—Our due diligence processes for investments may not reveal all relevant facts and potential liabilities, which could result in a material adverse effect on our business and financial condition.”

Substantial and increasingly intense competition within our industry may harm our business.

The financial services market is highly competitive. Our growth will depend on a combination of the continued expansion of the financial services we offer and our ability to increase our market share. Our primary competitors include other alternative investment advisors as well as traditional financial services providers such as affiliates of financial institutions and well-established financial services companies in Brazil and in Latin America. In addition, although we do not compete directly for international capital with U.S. and European alternative asset managers in fundraising, our ability to raise international institutional capital for certain Private Markets strategies could be adversely affected by globally challenging market conditions. We also face competition from non-traditional financial services providers that have significant financial resources and develop different kinds of services.

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

From October 2016 to March 2021, the Brazilian basic interest rate, known as the SELIC Rate, fell from a nominal 14.25% per year to as low as 2.00%. This rapid and significant drop in the SELIC Rate initiated a never-before-seen migration of capital flows to alternative asset management products, accelerating the migration of retail and institutional investors in Brazil from fixed-income products to alternative investments, such as ours. However, with the subsequent global economic recovery , and as a result of disruptions in global supply chains, commodity prices (and prices generally) increased significantly in 2022 and 2023, leading to a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC Rate throughout 2021 and 2022 to 13.75% as of December 31, 2022, in an attempt to curb rising inflation. On August 2023, the Brazilian Central Bank started cutting the SELIC rate as a result of a slowdown in inflation, and the SELIC Rate was set to 11.75% as of December 31, 2023. The Focus report, a summary of market expectations collected by the Brazilian Central Bank and released on February 23, 2024, pointed to further SELIC Rate cuts in 2024, with an expectation that it would reach 9.0% by the end of 2024.

In the year ended December 31, 2023, we posted a positive performance despite persistently high interest rates. The aforementioned nominal rates translate into real rates at around 7.5% (one-year nominal rate deflated by market expectations for inflation in the next 12 months). The neutral real interest rate in Brazil is estimated to be approximately 5.0%, which means that the current rate is already at a level poised to reduce inflation in due course. Market expectations compiled by the Brazilian Central Bank’s Focus survey point to interest rates and inflation dropping in the coming years. As the environment of lower SELIC Rates resumes in the future, we expect to continue drawing retail investors to alternative asset classes; we also believe the share of investment from Brazilian institutional investors in listed funds, which is currently low, may increase significantly in the coming years, which could continue to support the potential growth in this asset class.

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

We believe that the overall macroeconomic environment remains favorable for our business, driving migration toward alternative investments, such as those that we offer. There is a risk, however, that, in the future, fund investors may, for instance due to an overall downturn in the public markets, end up over-allocated to private markets, which in turn could have a negative impact on our ability to raise capital for new funds. This may also lead to increased competition from new entrants and established players, making it more difficult for us to source suitable investment opportunities for our funds. For example, within the private equity sector, competitors include Advent International Ltd., Patria Investments Ltd., Kinea Investimentos Ltda. and Kinea Private Equity Investimentos S.A. (which we refer to together as Kinea). Within the infrastructure sector, competitors include Patria and Perfin Administração de Recursos Ltda. Within the real estate sector, competitors include Kinea, XP Inc., Banco BTG Pactual S.A. and Credit Suisse Hedging-Griffo (through Credit Suisse Hedging-Griffo Wealth Management S.A. and Credit Suisse Hedging-Griffo Corretora de Valores S.A.), which is set to be acquired by Patria Investments Ltd. Within the credit sector our main competitors are the large Brazilian banks, including Itau Unibanco S.A., Banco Bradesco S.A., Banco do Brasil and Banco Santander (Brasil) S.A., and investment platforms tied to other financial institutions, including Kinea, XP Inc. and Banco BTG Pactual S.A. Our Financial Advisory Services compete against those of local and international boutique mergers and acquisitions advisory firms. Alternatively, for a variety of reasons, fund investor sentiment may turn against private markets investing. For example, the returns generated by private markets may decline, and other asset classes or investment opportunities may be perceived to offer superior returns. Certain institutional fund investors are also demonstrating a preference to “in-source” their own investment advisory professionals. Such institutional investors may cease to invest in, or reduce their allocations to, our funds, as well as potentially become competitors of Vinci Partners and our funds, all of which could adversely affect our earning potential.

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

As of the date of this annual report, we believe that VICC’s AIFs promote environmental and/or social characteristics and, therefore, we intend to comply with the disclosure requirements that are applicable to Article 8 and Article 9 funds under the SFDR. Nonetheless, we may be subject to regulatory action or financial penalties if VICC fails to comply with applicable requirements under the SFDR, such as the suspension of VICC’s activities or the invalidation of its SFDR classification, which would cause VICC to no longer be able to present itself as a sustainable investment. Our failure to adequately or accurately disclose information in relation to the environmental or social characteristics, or any sustainable investment objective, of its AIFs could expose us to litigation or other legal or regulatory actions.

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

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft, SS&C Eze, Cirion Technologies, Dell and Fortinet, among others. The functions these service providers provide include portfolio management and asset allocation services, compliance management, communication systems, registration systems, data control systems, information security systems, and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we rely on certain systems and institutions to allow our portfolio managers to access real-time market information data, such as Bloomberg, Reuters, Broadcast, Quantum and Economática, which are essential for our managers to make their investment decisions and take certain actions (such as making trades). Any failure of such information providers to update or deliver such data in a timely manner could lead to potential losses of our funds, which may in turn affect our business operations and reputation and may cause us to incur losses.

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

There are often no readily ascertainable market prices for a portion of the investments of funds that we manage. As of December 31, 2023, investments in non-listed companies comprise 99.1% of investments in portfolio companies for the private equity funds that we manage. Valuations of the investments held by our funds are generally prepared in line with applicable and recognized valuation processes and procedures (including, in respect of private equity investments in accordance with the international private equity and venture capital valuation guidelines) prepared by either our management team or third-party specialist firms. There is a risk that investments held by our funds will not be realized for amounts equal to, or greater than, the amounts at which they are valued, or that the past valuations based on such performance information will not accurately reflect the realization value of such investments. An investment’s actual realization value will depend on, among other factors, future operating results of the relevant investment, the value of the assets and market conditions at the time of disposal, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which previous valuations were determined.

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

We are subject to uncertainties that are common across the securities industry. These uncertainties include:

•

the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes, in particular in the context of the lasting global macroeconomic effects of COVID-19 and the ongoing war between Russia and Ukraine on inflation, the conflicts in the Middle East, interest rates and political turbulence, and new economic directives arising from the Brazilian government;

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

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2023, 2022 and 2021. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS Accounting Standards and the SEC and managing access to our systems, data and end-user computing, or EUC, controls, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, in 2021, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies. In 2022, the consultant along with the Company, mapped out the processes and designed a risk and control framework relating to internal controls over financial reporting, and suggested action plans for some of our internal controls to be validated by the applicable staff. The consultant’s work was completed in 2023 and has enabled us to focus on control gaps and related action plans. Notwithstanding, as the risk and control framework requires continuous updating, new risks and controls or control gaps that are not mapped in the current assessment may arise.

Additionally, we identified material weaknesses related to training, specifically, training to address financial reporting topics for a public company as of December 31, 2021 and 2020. Beginning in the year ended December 31, 2022 and continuing through 2023, we sought to address these material weaknesses by appointing a firm to train our employees on financial reporting topics for a public company, and the material weakness has since been remedied. Continuous staff training is part of our culture and, consequently, we plan to continue to provide necessary training during the year ended December 31, 2024 to relevant staff members related to this matter to mitigate the risk of uncovering material weaknesses in the future.

In addition, we identified material weaknesses as of December 31, 2020 related to the supervision of financial reporting for a public company, including lack of an audit committee. In 2021, we created our audit committee in connection with our IPO (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”) and further created an internal controls department, which is leading the remediation process along with the external consultant and is responsible for completing our action plans, monitoring, reviewing and testing controls, and ensuring that new controls are in place for new processes or changes in existing processes. Further, in 2023, we created and implemented our internal audit department, operating under the direct supervision of the audit committee. The internal audit department is leading the effectiveness evaluating procedures over the relevant internal controls related to the financial reporting process and entity governance.

Moreover, we identified control deficiencies as of December 31, 2023, 2022 and 2021, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Beginning in the year ended December 31, 2022 and continuing into 2023, we have sought to remedy our control deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements. In 2023, formal review and documentation processes were implemented for accounting procedures and controls related to the accuracy of information required to produce the financial statements. In 2024, we also hired an external consultant to support the accounting team in preparing and developing an internal manual for significant accounting policies.

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

We are subject to certain reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and other SEC and Nasdaq rules and regulations. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting, and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, the Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting, and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

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

In addition, we may also be adversely affected if there is misconduct by personnel of portfolio companies in which our funds invest. For example, financial fraud or other deceptive practices at our funds’ portfolio companies, or failures by personnel at our funds’ portfolio companies to comply with anti-bribery, trade sanctions, anti- harassment or other legal and regulatory requirements, could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct and securities litigation, and could also cause significant reputational and business harm to us. Such misconduct may undermine our due diligence efforts with respect to such portfolio companies and could negatively affect the valuations of the investments by our funds in such portfolio companies.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Our activities in Brazil are also subject to a Municipal Tax on Services (Imposto sobre Serviços), or ISS. Any increases in ISS rates could also harm our profitability.

There are a number of proposed bills currently before the Brazilian Congress that aim to implement tax reforms, and the Brazilian federal government has made strong indications that it intends to effect tax reforms and progress certain of these bills in the near future. For example, on December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132/2023. This amendment is intended to pave the way for a significant reform of the Brazilian tax system beginning in 2026 and taking full effect as of 2033. For this reform to take effect, the Brazilian Congress will also need to approve a number of complementary laws to enact the changes to Brazil’s tax system made possible by this constitutional amendment. These changes include the replacement of five taxes currently levied in Brazil: (i) Social Integration Program Contribution (Contribuição ao Programa de Integração Social), or PIS; (ii) the Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS; (iii) Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI (all three being federal taxes); (iv) Tax on Distribution of Goods and Services Tax (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS (a state tax); and (v) ISS (a municipal tax). These taxes will be replaced by two value-added taxes: ICMS and ISS will be merged into a Tax on Goods and Services (Imposto Sobre Bens e Serviços), or IBS, to be managed by states and municipalities, and the federal government will be in charge of a Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or CBS, which will merge PIS, COFINS, and IPI. Any such changes could lead to a higher tax burden for us.

In addition to the reform of consumption taxes, the reform of income taxation is under discussion in Brazil. For example, in June 2021, an income tax reform bill presented by the Brazilian federal government (Bill No. 2.337/2021) and ultimately not approved would have subjected dividends to withholding tax at a rate of 15%. In the coming months, the federal government may present new bills aiming to tax dividends and provide other changes to income taxation as well.

Moreover, the recently enacted Law No. 14,754 2023 reformed the taxation in Brazil of income arising from local investment funds and offshore investments. With the approval of the tax reform and subsequent regulation of tax rates and applicable to us and our subsidiaries or portfolio companies, such changes may, directly or indirectly, adversely affect our business and results of operations.

Moreover, some tax rules in Brazil can change without notice (subject only to a general rule applicable to most increases of tax rates or the creation of new tax triggering events which rule states that such increases or events only become effective in the following calendar year and, in some cases, following a minimum transition period of 90 days). We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, in 2016, the Brazilian government enacted Supplementary Law No. 157, or LC No. 157, which imposed changes regarding the ISS collection applied to the rendering of part of our services. ISS is a municipal tax payable by the service provider. These changes created new obligations, as ISS would be due in the municipality in which the client contracting our services was located rather than in the municipality in which the service provider’s facilities were located. This obligation was enacted in December 2016, but its effectiveness was barred by Direct Unconstitutionality Action No. 5835, or ADI 5835, filed by taxpayers. ADI 5835 challenged the constitutionality of LC No. 157 before the Brazilian Supreme Court (Supremo Tribunal Federal), or the STF, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. The STF granted an injunction to partially suspend the enforcement of article one of LC No. 157.

In response, on September 23, 2020, the Brazilian federal government enacted Supplementary Law No. 175, or LC No. 175, which sought to establish a standard for determining the location where ISS would be collected in connection with the rendering of specific services, including investment fund management. Under LC No. 175, the ISS collection location for fund management services changes from the municipality where the services originate to the municipality where the services are destined to, which means, in our case, the municipality of incorporation or residence of the quotaholders of the investment funds managed by us. However, on June 2, 2023, the STF ruled that both article one of LC No. 157 and, consequently, LC No. 175, were unconstitutional. We understand that there may be further attempts to change the way in which ISS is collected even before the new IBS, which is expected to be collected in the place of destination of the operation, comes into effect. Although ISS on our services is currently taxed in Rio de Janeiro, São Paulo and Recife (the municipalities where we have offices) at rates ranging from 2% to 5%, the applicable rate can be set by each municipality at up to 5%. Any increases in such rates could cause an increase in the ISS payable by us in connection with the services we provide, if we are required to pay ISS in municipalities that charge an ISS rate higher than the 2% rate charged in Rio de Janeiro and São Paulo.

Moreover, tax laws, regulations and treaties are complex and the manner in which they apply to us or to our funds is sometimes open to interpretation and, in some cases, they may be interpreted differently by us and the relevant tax authorities. The application of indirect taxes, such as value-added tax, services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours or the charge of taxes due, plus charges and penalties. New taxes, social security and labor charges could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

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

The jurisdictions in which we operate have rules on transfer pricing that require intra-group transactions to be conducted on arm’s-length terms. Brazil did not comprehensively adopt the arm’s length terms until December 28, 2022, when Provisional Measure No. 1,152/2022, later converted into Law No. 14,596/2023, was enacted to adapt the Brazilian transfer pricing rules to fully adopt the arm’s length standard. These provisions became effective as of January 2024, except for taxpayers who chose to apply these rules in 2023.

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

We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture—including, but not limited to, our acquisition of SPS Capital in 2022 (see “Item 4. Information on the Company—A. History and Development of the Company—Our History—Acquisition of SPS Capital”), our strategic partnership with Ares Management (see “Item 4. Information on the Company—A. History and Development of the Company—Our History—Ares Investment) and our pending business combination with Compass (see “Item 4. Information on the Company—A. History and Development of the Company—Recent Events—Business Combination with Compass”). For example, we may lose clients as a result of any acquisition, partnership or joint venture. In addition, we may be unable to realize the expected benefits, synergies or developments that we may initially anticipate. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.

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

For more information on the risks relating to our business combination with Compass, see “—Certain Risks Relating to the Compass Transaction.”

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

We have insurance coverage for, among other things, damages and crimes against property, business trips, and directors’ and officers’ liability for some of our subsidiaries. However, we may experience claims in excess of or not covered by our current insurance policies. For example, given the size of certain of our funds and their investments, the relevant member of Vinci Partners (such as the fund managers or advisors to such funds) could be subject to material legal or regulatory actions, including from dissatisfied fund investors, regulators or other third parties, which may not be covered by our current insurance coverage. Further, damage caused to us could, even if covered by our insurance coverage, result in increased insurance premiums. We may not be able to obtain or maintain liability insurance in the future on acceptable terms, or at all, which could in turn create a need or desire for us to build up an internal contingency reserve to cover risks, thus affecting our financial position, which would adversely affect our business and the trading price of our Class A common shares.

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

Vinci Partners applies IFRS Accounting Standards in the preparation of its financial statements. In preparing our financial statements, we make judgments and accounting estimates that affect the application of our accounting policies and the reported amounts of assets, liabilities, income, including the recognition of performance fees, and expenses. Valuation methodologies for certain assets in our funds can be subject to significant subjectivity and the fair value of assets established pursuant to such methodologies may never be realized, and valuation methodologies for historical Vinci Partners funds may differ to the valuation methodologies used for current or future Vinci Partners funds. Amendments to, and changes to interpretations of, existing accounting standards could have a significant effect on Vinci Partners’ financial condition, and also result in extensive adoption costs.

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

Actual or potential epidemics, pandemics, outbreaks, or other public health crises may have an adverse impact on our investment portfolio and consequently our business and financial condition.

Our portfolio investments and our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crises. Such public health crises may negatively impact the global economy, disrupt supply chains, and create significant volatility in global financial markets. For example, the recent outbreak of COVID-19 pandemic caused the levels of equity and other financial markets to decline sharply and to become volatile, and the resulting market volatility caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.

Public health crises and government measures taken in response thereto may lead to significant disruptions in our funds’ portfolio companies’ businesses and to long-term disruptions or closures. In addition, significant market fluctuations or macroeconomic conditions driven by any such crises and related developments may result in fluctuations in the fair value component of our assets under management, or AUM, and could result in additional fluctuations in our AUM depending on their severity and extent. For example, one lasting macroeconomic effect of the COVID-19 pandemic was the increase in government expenditures and a sharp reduction in interest rates to minimize the negative economic impact at the time of the crisis. These stimuli led to a global surge in inflation and, as a result, a sharp rise in interest rates in the post-pandemic period. Increased real interest rates have led and may continue to lead to sudden changes in global liquidity conditions causing increased volatility in asset prices around the world and, therefore, adversely affect financial markets in the future.

The ultimate extent of any such epidemics, pandemics, outbreaks or other public health crises on our business, financial condition and results of operations would depend on future developments, which are highly uncertain and cannot be predicted with any certainty. Such developments could therefore have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Some of our commercial notes may contain restrictive covenants, and any default or failure to comply with such covenants may have a material adverse effect on our cash flows.

The agreement governing our commercial notes contains, and any future loans and financing that we take on may contain, standard restrictive covenants, including financial covenants. This agreement provides for the acceleration of our obligations on the commercial notes upon the occurrence of an event of default as defined under such agreement. In addition, we are required to comply with financial covenants on an annual basis, beginning on December 31, 2022, and non-financial restrictive covenants. Failure to comply with or fulfill any of these restrictions, covenants, financial metrics or financial tests could result in a default under these agreements, which would have a material adverse effect on our cash flows.

Certain Risks Relating to the Compass Transaction

Our and Compass’ business relationships may be subject to disruption due to uncertainty associated with the Compass Transaction.

Parties with which we or Compass do business may experience uncertainty associated with the Compass Transaction, including with respect to current or future business relationships with us, Compass or the combined business. Our and Compass’ business relationships may be subject to disruption as clients and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us, Compass or the combined business. These disruptions could have a material and adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including a material and adverse effect on our ability to realize the anticipated benefits of the Compass Transaction. The risk and adverse effect of such disruptions could be exacerbated by a delay in the completion or termination of the Compass Transaction.

Until the completion or termination of the Compass Transaction, we and Compass are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to us, Compass and/or our respective shareholders.

From and after the date of the agreements governing the Compass Transaction and prior to completion of the Compass Transaction, such agreements restrict us and Compass from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted independently in the ordinary course in all material respects. These restrictions may prevent us or Compass from taking actions that would be beneficial. Adverse effects arising from these restrictions during the pendency of the Compass Transaction could be exacerbated by any delays in consummation or termination of the Compass Transaction.

Third parties may terminate or alter existing contracts or relationships with Compass.

Compass may have contracts with certain business partners that may require Compass to obtain consent from these other parties in connection with the Compass Transaction. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Compass currently has relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with Compass in anticipation of the Compass Transaction, or with the combined company following the Compass Transaction. The pursuit of such rights may result in the combined company suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Compass Transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion or termination of the Compass Transaction.

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the Compass Transaction.

The Compass Transaction is subject to a number of conditions to closing as specified in the agreements governing the Compass Transaction, including: (i) all required consents, clearances, authorizations and approvals pursuant to foreign investments and other laws and regulations in certain jurisdictions, as applicable, having been obtained, (ii) no law, order, injunction or decree will be in effect that prevents, makes illegal or prohibits the Compass Transaction, and (iii) the increase in our share capital to effect the issuance of registered shares to Compass shareholders and the required related amendments to our governing documents in connection therewith has been registered with the Cayman Islands registry of companies. Although we and Compass have agreed in such agreements to use our reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, no assurance can be given that the required approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. Any delay in completing the Compass Transaction could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that we expect to achieve if the Compass Transaction is successfully completed within its expected time frame.

Failure to complete the Compass Transaction could negatively impact our stock price and our future business and financial results.

Either we or Compass may terminate the agreements governing the Compass Transaction under certain circumstances, including, among other reasons, if the Compass Transaction is not consummated by such time as set forth in the agreements governing the Compass Transaction. If the Compass Transaction is not completed for any reason, our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Compass Transaction, we could be subject to a number of risks, including the following:

•	we may experience negative reactions from the financial markets, including negative impacts on our stock price, and from our clients, staff and vendors;

•	we will be required to pay certain transaction expenses and other costs relating to the Compass Transaction, whether or not the Compass Transaction is completed;

•	the agreements governing the Compass Transaction place certain restrictions on the conduct of our business prior to completion of the Compass Transaction; and

•

matters relating to the Compass Transaction (including integration planning) will require substantial commitments of time and resources by our management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us as an independent company.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect our businesses, financial condition, financial results and stock price.

We and Compass may have difficulty attracting, motivating and retaining executives and other key employees in light of the Compass Transaction.

Uncertainty about the effect of the Compass Transaction on our employees and Compass’ employees may have an adverse effect on each of us and Compass separately and consequently the combined business. This uncertainty may impair our and Compass’ ability to attract, retain and motivate key personnel until the Compass Transaction is completed. Employee retention may be particularly challenging during the pendency of the Compass Transaction, as our employees and Compass’ employees may experience uncertainty about their future roles with the combined business. Furthermore, if our key employees or Compass’ key employees depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become team members of the combined business, we may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees, and our ability to realize the anticipated benefits of the Compass Transaction may be adversely affected.

We have incurred and will continue to incur significant expenses in connection with the Compass Transaction, regardless of whether the Compass Transaction is completed.

We have incurred and will continue to incur significant expenses related to the Compass Transaction. These expenses include, but are not limited to, fees related to arranging corporate advisory and opinion fees and expenses, legal fees, accounting fees and expenses, certain employee expenses, consulting fees, filing fees, printing expenses and other related fees and expenses. Many of these expenses will be payable by us regardless of whether the Compass Transaction is completed.

If our due diligence investigation of Compass was inadequate or if risks related to Compass’ business materialize, it could have a material adverse effect on our shareholders’ investment.

Even though we conducted a customary due diligence investigation of Compass, we cannot be sure that our diligence surfaced all material issues that may be present inside Compass or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Compass and its business and outside of its control will not arise later. If any such material issues arise or if known risks prove to be more significant than expected, the ongoing business of the combined company and our shareholders’ investment may be materially and adversely impacted.

The outstanding capital stock of Compass is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Compass. The aggregate consideration for the Compass is set forth in the agreements governing the Compass Transaction as a result of negotiations and because these share amounts are fixed, they will not adjust to factor in any change in the value of Compass before closing. As a result, there is no guarantee that the value of the aggregate consideration in the Compass Transaction will align with the actual value of Compass at closing.

After completion of the Compass Transaction, we may fail to realize the anticipated benefits of the Compass Transaction, which could adversely affect the value of registered shares.

The success of the Compass Transaction will depend, in part, on our ability to realize the anticipated benefits from combining the businesses of Vinci Partners and Compass. Our ability to realize these anticipated benefits, including in terms of revenue growth and product diversification, is subject to certain risks including:

•	our ability to successfully combine the businesses of Vinci Partners and Compass;

•	whether the combined businesses will perform as expected; and

•	the assumption of known and unknown liabilities of Compass.

If we are not able to successfully integrate and combine the businesses of Vinci Partners and Compass within the anticipated time frame, or at all, the anticipated revenue growth, product diversification and other benefits of the Compass Transaction may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected, and the value of our Class A common shares may be adversely affected.

It is possible that the integration process could result in the loss of our key staff or Compass’ key staff, the disruption of either or both company’s ongoing businesses, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed to realize the anticipated benefits of the Compass Transaction so the combined business performs as expected include, among other things:

•	identifying and adopting the best practices of the two organizations to position the combined business for future growth;

•	integrating the companies’ technologies, systems and services;

•

harmonizing the companies’ operating practices, reporting structure, staff development and compensation programs, internal controls and other policies, procedures and processes, including compliance by the acquired operations with IFRS Accounting Standards and the documentation and testing of internal control procedures under Section 404 of the Sarbanes-Oxley Act;

•	rebranding operations and addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	maintaining existing agreements with clients and avoiding delays in entering into new agreements with prospective clients; and

•	identifying and eliminating redundant assets and expenses and consolidating locations of us and Compass that are currently in close proximity to each other.

In addition, at times, the attention of certain members of either or both companies’ management and resources may be focused on completion of the Compass Transaction and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

We will incur significant integration-related costs in connection with the Compass Transaction and we may not be able to obtain the synergies of the combined company.

We will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and staff-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Compass Transaction and the integration of Compass into our business. Although we expect that the elimination of duplicative costs, as well as the realization of other synergies and efficiencies related to the integration of the businesses, that may allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all, and we may incur difficulties and delays in integrating Compass’ business following completion of the Compass Transaction or fully realizing the anticipated cost synergies and other benefits expected from the Compass Transaction.

The market price for our Class A common shares following the completion of the Compass Transaction may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of our Class A common shares.

The results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting our results of operations and those currently or historically affecting the results of operations of Compass. The results of operations of the combined company may also be affected by factors different from those that currently affect or have historically affected either Vinci Partners or Compass.

Certain Risks Relating to Brazil and Latin America

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy, monetary policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices;

•	public health crises; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.6%, 5.8% and 10.1% for the years ended December 31, 2023, 2022 and 2021, respectively. Brazil may continue to experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015, to 6.50% as of March 28, 2018 and maintained at that level until December 31, 2018. The COPOM reconfirmed the SELIC Rate of 6.50% in the first half of 2019, but reduced the SELIC Rate to 6.00% on August 1, 2019, and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC Rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020, to 2.00% on August 5, 2020. Then, after the rates were kept stable for four rounds of meetings, the COPOM repeatedly raised the SELIC Rate to 9.25% and 13.75% as of December 31, 2021 and 2022, respectively. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation. In particular, in the third quarter of 2023, the COPOM reversed the increasing SELIC Rate trend by decreasing the SELIC Rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 3, 2023 and to 11.75% on December 13, 2023. As of the date of this annual report, the SELIC Rate was set at 10.75%. Consequently, growth volatility and the need for sudden and significant interest rate changes could negatively affect us and affect our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.5805 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.2177 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.4% appreciation in the real against the U.S. dollar during the year. As of March 28, 2024, the real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.9962 per US$1.00. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past years, with growth of 3.0% in 2013, growth of 0.5% in 2014, contraction of 3.5% in 2015, contraction of 3.3% in 2016, growth of 1.3% in 2017, growth of 1.8% in 2018, growth of 1.4% in 2019, contraction of 4.1% in 2020, growth of 4.6% in 2021, growth of 2.9% in 2022 and growth of 2.5% in 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

An escalation of the war in Ukraine or the conflicts in the Middle East may increase global risk aversion and adversely affect us and the price of our Class A common shares.

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

While the precise effect of the ongoing armed conflict and these sanctions on the Russian and global economies remains uncertain, should tensions remain at current heightened levels or continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy. Particularly, these effects have resulted and could continue to result in increased inflation in Brazil and in measures by the Brazilian government to contain inflation, such as raising the interest rates, which could materially impact the cost of debt and third-party capital for financing and investing activities across industries. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, an increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

In addition, on October 7, 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the region. The war is causing a humanitarian crisis and the escalation of the conflict and any resulting conflicts in the region could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, increased inflationary pressures and market volatility, among other potential consequences. In response to the war in Gaza, since mid-November 2023, Houthi rebels in Yemen have targeted and carried out attacks on commercial shipping vessels travelling through the Red Sea which may result in further disruptions in supply chains. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

As a company that operates globally, the adverse effects—global or localized—of the ongoing war between Russia and Ukraine, the conflicts in the Middle East and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the United Kingdom, the EU or others, could have a material adverse effect on our or our portfolio companies’ business, results of operations or financial condition.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•

In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive. On April 7, 2020, the rating was reaffirmed as BB- with stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending will adversely affect the fiscal performance in 2020. On November 30, 2021 and June 15, 2022, Standard & Poor’s further reaffirmed Brazil’s rating at BB- with stable outlook. On June 14, 2023, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive.

•

In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 and with a stable outlook. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook. On May 25, 2021, April 12, 2022 and October 20, 2023, Moody’s further reaffirmed Brazil’s rating at Ba2 with stable outlook.

•

Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2020, Fitch Ratings affirmed Brazil’s long-term foreign currency sovereign credit rating at BB- with a negative outlook. On December 14, 2021, Fitch further reaffirmed Brazil’s credit rating at BB-negative with a negative outlook. On July 14, 2022, while reaffirming Brazil’s credit rating at BB-negative, Fitch changed its outlook on Brazil’s credit rating to a positive outlook. On July 26, 2023, Fitch upgraded Brazil’s credit rating at BB and changed its outlook on Brazil’s credit rating to a stable outlook.

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

Certain Risks Relating to Our Class A Common Shares

Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 75.6% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Gilberto Sayão da Silva controls our company and does not hold any of our Class A common shares, though he beneficially owns 26.9% of our issued and outstanding share capital through his beneficial ownership of all of our outstanding Class B common shares, and consequently, 75.6% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Mr. Sayão da Silva controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. He is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Mr. Sayão da Silva may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of Mr. Sayão da Silva on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. He is able to prevent any other shareholders from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” In addition, for so long as Mr. Sayão da Silva beneficially owns more than two-thirds of our issued share capital, he will also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

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

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which represent approximately 26.9% of our issued and outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

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

Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. The beneficial owner of all of our Class B common shares is Gilberto Sayão da Silva. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Due to the ten-to-one voting ratio between our Class B and Class A common shares, Mr. Sayão da Silva controls a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding and the total number of the issued.

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

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, including common shares issuable upon conversion of the Series A convertible preferred shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also adversely affect the market price of our Class A common shares.

Our Series A convertible preferred shares have rights, preferences and privileges that are not held by, and are preferential to, the rights of our common shares, which could adversely affect our liquidity and financial condition, and may result in the interests of the holders of our Series A convertible preferred shares differing from those of our common shareholders.

Our Series A convertible preferred shares ranks senior to our common shares with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of Series A convertible preferred shares have the right to receive a liquidation preference entitling them to be paid out of our assets available for distribution to stockholders before any payment may be made to holders of any other class or series of our share capital, an amount equal to the greater of (a) the sum of the original liquidation preference plus all accrued but unpaid dividends or (b) the amount that such holder would have been entitled to receive upon our liquidation, dissolution and winding up if all outstanding shares of such series of Series A convertible preferred shares had been converted into common shares immediately prior to such liquidation, dissolution or winding up. In addition, the holders of the Series A convertible preferred shares are entitled to a cumulative dividend at the rate of 8.0% per annum. The holders of the Series A convertible preferred shares are also entitled to participate in dividends declared or paid on our common shares on an as-converted basis. The holders of our Series A convertible preferred shares also have the right, subject to certain exceptions, to require us to repurchase all or any portion of the Series A convertible preferred shares upon certain change of control events at the repurchase price set forth in the applicable certificate of designations.

These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows available for general corporate purposes. Our obligations to the holders of the Series A convertible preferred shares could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. These preferential rights could also result in divergent interests between the holders of shares of Series A convertible preferred shares and holders of our common shares.

The issuance of Series A convertible preferred shares reduces the relative voting power of holders of our common stock, and the conversion and sale of those shares would dilute the ownership of holders of common shares and may adversely affect the market price of our common shares.

As of December 31, 2023, 100,000 Series A convertible preferred shares were outstanding, representing approximately 12.0% of our outstanding common shares, including the Series A convertible preferred shares on an as-converted basis, based on an initial conversion rate of 73.5402 Class A common shares for each Series A convertible preferred share, which represents an initial conversion price of approximately US$13.60 per Class A common share. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Holders of Series A convertible preferred shares are entitled to a cumulative dividend at the rate of 8.0% per annum. Because holders of our Series A convertible preferred shares are entitled to vote on certain matters described in “—Ares and any other holders of our Series A convertible preferred shares may exercise influence over us,” the issuance of the Series A convertible preferred shares, and the subsequent issuance of additional Series A convertible preferred shares, effectively reduce the relative voting power of the holders of our common shares.

In addition, the conversion of the Series A convertible preferred shares into common shares would dilute the ownership interest of existing holders of our common shares. Furthermore, any sales in the public market of the common shares issuable upon conversion of the Series A convertible preferred shares would increase the number of our common shares available for public trading, and could adversely affect prevailing market prices of our common shares. Sales of a substantial number of our common shares in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common shares.

Holders of our Series A convertible preferred shares may exercise influence over us.

As of December 31, 2023, outstanding Series A convertible preferred shares represented approximately 12.0% of our outstanding common shares, including the Series A convertible preferred shares on an as-converted basis, based on an initial conversion rate of 73.5402 Class A common shares for each Series A convertible preferred share, which represents an initial conversion price of approximately US$13.60 per Class A common share. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” The terms of the Series A convertible preferred shares require the approval of a majority of our Series A convertible preferred shares by a separate class vote for us to take the following decisions, among others described in the respective certificate of designations:

•	amend our organizational documents in a manner that would have an adverse effect on the Series A convertible preferred shares; or

•	issue securities that are senior to, or equal in priority with, the Series A convertible preferred shares.

Circumstances may occur in which the interests of Ares Management Corporation, or Ares, and its affiliates could diverge from, or even conflict with, the interests of our other shareholders. For example, the existence of Ares as a significant shareholder may have the effect of delaying or preventing changes in control or management or limiting the ability of our other shareholders to approve transactions that they may deem to be in our best interests. Ares and its affiliates may seek to cause us to take courses of action that, in their judgment, could enhance its investment in us but which might involve risks to our other shareholders or adversely affect us or our other shareholders.

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

Gilberto Sayão da Silva beneficially owns 100% of our Class B common shares, representing 75.6% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

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

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents; (ii) more than 50% of our assets cannot be located in the United States; and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and the Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Act (Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

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

There can be no assurance that we were not a passive foreign investment company, or PFIC, for our 2023 taxable year or that we will not be a PFIC for any future taxable year, which could subject U.S. investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, we believe that we were likely not a PFIC for our 2023 taxable year. However, this belief is based in part on our determination of the value of our equity utilizing various criteria, including discounted cash flows, market prices for certain of our assets and a control premium, which differs from the market price of our Class A common shares. For 2022 and prior taxable years, our expectation as to whether or not we were a PFIC was based on the market price of our Class A common shares. Whether we were a PFIC in 2023, and whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; (ii) our PFIC status for any taxable year depends on the composition of our income and assets and the value of our assets from time to time (which may be uncertain and potentially volatile); and (iii) the law applicable to determining whether our goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation. To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we were not a PFIC in 2023 or that we will not be a PFIC for any future taxable year. In addition, there can be no assurance that the IRS will agree with our conclusion or our methodology for determining, or our determination, of the value of our goodwill.

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

Based on the data sources cited below, we believe that:

•

Vinci Partners is a leading asset manager in Brazil—Vinci Partners is a leading independent asset manager in Brazil in terms of AUM and is ranked among the 20 largest asset managers in Brazil (including banks, independent players and non-independent players) among over 970 asset managers, based on data published by ANBIMA as of December 2023, with leading franchises in our Private Markets, Liquid Strategies, and Investment Products and Solutions segments.

•

Vinci Partners maintains a robust pipeline of young talent—Our recruitment and selection process ensures that we attract and retain top talent. We screened over 5,206 potential candidates in 2023 to fill over 44 positions, representing approximately 118 applicants per vacancy in 2023. This competitive process ensures that Vinci Partners is attracting the next generation of leaders.

•

Vinci Partners is one of the most visible investment brands in Brazil—Vinci Partners is ranked in the top three in media appearances, based on media space (according to data prepared by Danthi Comunicações using information from Topclip). Additionally, we reach a broad audience of over 938,163 individuals through our LinkedIn channels, actively engaging with over 107,990 individuals.

•

Our funds have been recognized among leading funds in the industry—We have an established and recognized track record of achieving returns above benchmarks across our business segments. Our funds were awarded by market leader research entities across all our segments in 2023. In our Private Markets segment, our Private Equity and Real Estate strategies received the “Best Investment Funds” award from Leaders League. Our Impact Strategy received the Private Capital Deal of the Year award from the Association for Private Capital Investment in Latin America, or LAVCA, in recognition of our investment in Pro Infusion. In our credit business line, through our structured credit strategy, funds such as “VCE Seleção,” and “VCE Selection advisory” received five stars from the FGV Funds Guide. Within our IP&S segment, “Vinci Valorem” and “Vinci Internacional” were recognized by the Institutional Investor Magazine as Excellent Funds. In our Liquid Strategies segment, our absolute return fund, “Vinci Total Return”, was also recognized by Institutional Investor Magazine as an Excellent Fund. Our Financial Advisory Services segment has also received awards in 2023, such as Excellent M&A Firm from Leaders League, and ranked first among independent financial advisors in Brazil in terms of number of deals closed by Bloomberg between 2017 and 2023.

Vinci Partners is known for its commitment to social impact—We are dedicated to strengthening social initiatives and promoting responsible investment in Brazil. Since Vinci Partners’ founding, we have continuously improved our environmental, social and governance, or ESG approach, evolving from respecting general guidelines to infusing positive ESG impact into some of our products. As a result, we are one of the few investment managers in Brazil to be a signatory to the Principles for Responsible Investment, or PRI, and have one of the highest ratings of private equity investment managers in Brazil according to PRI

Transparency Reports. We became a signatory of the PRI in 2012. Furthermore, we have also endorsed the Women’s Empowerment Principles, or WEPs, which are a set of principles offering guidance to businesses on how to promote gender equality and women’s empowerment in the workplace, marketplace and community as part of the United Nations Sustainable Development Goals. By endorsing the WEPs, Vinci Partners signals its high-level commitment to promoting gender equality and working collaboratively in a multi-stakeholder environment to foster business practices that empower women. We are one of the few alternative asset managers in Brazil with an active Private Markets impact dedicated strategy, through our Impact and Return, or VIR, platform within our private equity strategy. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint, through a build-to-suit solar power plant. For more information, see “—Environmental, Social, Governance – ESG.”

The following chart summarizes key milestones in our operational history:

•

Our recent achievements—Vinci achieved important milestones in 2023. Vinci and Ares, a top-tier global asset manager, announced a strategic partnership and a US$100.0 million investment to accelerate the growth of Vinci Partners’ platform in Latin America and collaborate on distribution, new products and other strategic areas. The use of proceeds is mostly for M&A operations in Latin America and Ares appointed Mr. Peter Ogilvie to Vinci Partners’ board of directors to share best practices. We officially launched VRS to Vinci Partners’ HNWI investor base in a soft opening. We held our first Investor Day at Nasdaq’s headquarters in New York, where our senior management team presented our business plan and growth avenues supporting our R$150 billion AUM target, excluding M&A, by year-end 2028. Our efforts in the fundraising cycle across our Private Market funds have shown significant progress, reaching 55% of our R$15 billion target in the fourth quarter of 2023. VISC, our listed shopping mall REIT, raised R$1.2 billion in a short span during the second half of 2023 through two consecutive offerings, leading to a year-to-date increase of over 70% in AUM. Vinci Partners’ Infrastructure team officially closed the mandate to manage the Brazilian Sustainable Regional Development Fund (Fundo de Desenvolvimento da Infraestrutura Regional Sustentável), which brought us approximately R$1 billion in AUM to develop sustainable projects in Brazil. VICC, our climate transaction fund, now Article 9 compliant, reached 75% of its fundraising target. The fourth vintage in the Private Equity flagship strategy, VCP IV, gained substantial traction with local investors and is officially the vintage with the most local capital since we started the VCP strategy.

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

Ares Investment

On October 10, 2023, we announced that Ares Management Corporation, or Ares, agreed to form a strategic partnership to accelerate the growth of Vinci Partners’ platform in Latin America and to collaborate with the distribution, product development and other business opportunities. In connection with this partnership, an affiliate of Ares would concurrently make a US$100 million investment in newly-issued Series A convertible preferred shares, subject to customary closing conditions. The transaction closed on October 26, 2023. Following closing, Ares appointed Mr. Peter Ogilvie to Vinci Partners’ Board of Directors to share best practices, including related to M&A, as Vinci enters a new growth cycle.

The key terms of the Series A convertible preferred shares, as set forth under the relevant certificate of designations, are: (i) 8.0% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. dollars in Brazilian reais equivalent); (ii) Ares shall have the right at any time, to convert its Series A convertible preferred shares into approximately 7,354,020 Class A common shares, based on an initial conversion rate of 73.5402 Class A common shares for each Series A convertible preferred share, which represents an initial conversion price of approximately US$13.60 per Class A common share; (iii) Ares shall have the right to redeem any time after the 10th year anniversary; and (iv) we will have the right to force conversion after the second year anniversary if forced conversion trigger conditions are satisfied. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Series A Convertible Preferred Shares” and notes 14(i) and 16 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, Ares and its affiliates beneficially owned approximately 12.0% of our total issued and outstanding common shares (on an as-converted basis for the Series A convertible preferred shares). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Recent Events

Business Combination with Compass

Overview

On March 7, 2024, we had reached an agreement, or the Compass Transaction, for a combination with Compass. Once closed, the Compass Transaction will create a full-service Latin American alternative asset manager with more than US$50.0 billion in AUM (as of December 31, 2023). Founded in 1995, Compass is a leading independent asset manager and investment advisory firm in Latin America, currently present in seven countries in Latin America, the United States and the United Kingdom.

We believe that Compass has developed a leading and differentiated platform in Latin America, with approximately US$37 billion in assets under management and advisory (as of December 31, 2023) which are distributed across two main business lines:

•

IP&S: as pioneers in providing investment solutions across traditional and global alternative assets, to institutional investors, family offices, intermediaries and HNWI in Latin America, Compass has built a distinguished ecosystem of proprietary relationships over the last 28 years. Compass seeks to provide access to world-class managers and global brokerage services, as well as discretionary global investment solutions and asset allocation to Latin American investors; and

•	Asset Management LatAm: Compass has more than 25 years’ experience managing a wide range of funds and investment strategies focused exclusively on Latin America through the following:

•	credit, by managing funds and portfolios across the full spectrum of risk, from investment grade to private credit, including Latin America high-yield strategies, and

•	public equities, by managing pan-Latin America and country-specific equity funds and mandates for Latin American and global clients.

Strategic Rationale

We believe that the strategic rationale for the proposed Compass Transaction is as follows:

•	the Compass Transaction creates a leading platform in Latin America, with more than US$50 billion in assets under management;

•	the Compass Transaction is fully aligned with our strategic growth plan to expand our geographic footprint into a true pan-regional platform;

•

we will be able to enhance the distribution reach of our investment strategies across Latin America through Compass’ leading platform, and Compass will be able to provide access to world-class managers and offer global and regional solutions to our broad client base in Brazil;

•	the mindset and cultural alignment between partners from both companies will catalyze superior execution; and

•

the Compass Transaction is immediately accretive to our FRE per share, with short- and medium-term additional accretion from revenue and productivity enhancement synergies to be unlocked with the integration of both platforms.

Transaction Overview

The Compass Transaction will have a total upfront consideration of 11,783,384 shares of our Class A common shares and a cash consideration of US$31.3 million, in the form of certain of our Class C redeemable common shares. As a result, upon closing, the existing Compass partners are expected to hold approximately 18% of the total share capital of the combined company. In addition, under the agreement, Compass partners are entitled to an earn-out of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre-determined metrics, to be paid in our Class A common shares until 2028.

Upon closing of the Compass Transaction, Manuel Balbontín, partner, founder and Chairman of Compass, and Jaime de la Barra, partner, founder and Vice Chairman of Compass, will join our board of directors. Compass executives and senior management will continue in their current roles and remain fully committed to the combined business, with a long-term plan aligned with the plan that is currently in place for our executive partners.

The Compass Transaction is expected to close in the third quarter of 2024, subject to regulatory approvals and other customary closing conditions. For an overview of the risks to which we are or may become subject to as a result of the Compass Transaction, see “Risk Factors—Risks Relating to the Compass Transaction.”

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

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS Accounting Standards as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

B.	Business Overview

Introduction to Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 275 full-time employees as of December 31, 2023 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments include Private Markets, Liquid Strategies, Investment Products and Solutions, Financial Advisory Services and Retirement Services, each managed by dedicated investment teams with an independent investment committee and decision-making process.

Since inception, our AUM has grown from R$1.9 billion in 2009 to R$68.5 billion as of December 31, 2023, representing a 29% compound annual growth rate, or CAGR. Our notable AUM growth has been driven by strong performance, consistent launches of new investment vehicles, and selective strategic transactions, such as our association with Gas Investimentos in 2010, Mosaico Capital in 2017 and SPS Capital in 2022. From 2020 onwards, our official AUM has been calculated on a consolidated basis, accounting for double counting resulting from funds from one segment investing in other segments and excluding double counting from co-managed funds between our segments. For periods preceding 2020, CAGR calculation utilized the AUM figure without double counting.

Our business strategy is comprised of five segments: Private Markets, Liquid Strategies, Investment Products and Solutions, or IP&S, Financial Advisory Services and Retirement Services. As of December 31, 2023, Private Markets accounted for 48% of our AUM, followed by IP&S with 34% and Liquid Strategies with 18%. Long-term products, with formal lock-ups of five years or more, accounted for 54% of our total AUM, and perpetual capital vehicles represented 23% of our long-term AUM.

Our revenue base is broadly diversified within our strategies. For the year ended December 31, 2023, Private Markets accounted for 57% of our net revenue from services rendered, followed by Liquid Strategies with 18%, IP&S with 16%, and Financial Advisory Services with 8%.

The following table sets forth our AUM on a per-segment basis as of the dates indicated.

	As of December 31,
	2023	2022	2021

	(in R$ million)
Private Markets	32,956	28,685	21,991
Liquid Strategies	12,332	10,209	11,573
IP&S	23,149	24,187	23,664
Retirement Services	88	—	—

Total	68,525	63,081	57,229

The following table sets forth our fee related revenues (i.e., our net revenue from fund management and advisory services) on a per-segment basis for the years indicated.

	For the Years Ended December 31,
	2023	2022	2021

	(in R$ million)
Private Markets	253.4	210.1	200.1
Liquid Strategies	71.8	81.3	86.8
IP&S	70.5	83.1	79.8
Retirement Services	0.2	—	—
Financial Advisory	37.3	18.9	61.1

Total	433.2	393.4	427.8

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

Since our inception, we have worked tirelessly to become a leading independent investment platform in Brazil, in terms of AUM and product offering, that is well positioned to benefit from long-term trends in the Brazilian asset management industry. Starting with only proprietary capital from our partners, we have been able to grow our AUM base at a CAGR of 28.7% since our founding by expanding our product offering within liquid and illiquid strategies.

Vinci Partners is a leading independent asset manager in Brazil in terms of AUM and is ranked among the 20 largest asset managers in Brazil (including banks, independent players and non-independent players) among over 970 asset managers, based on data published by ANBIMA as of December 31, 2023.

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

Our AUM focused on long-term capital creates a resilient, management fee-centric and asset-light business model

In the year ended December 31, 2023, our assets under management posted a 9% year-over-year growth, backed by long-term commitments that provided stability in our earnings. As of December 31, 2023, Vinci had R$69 billion in AUM, with 54% being long-term capital, where “commitments are locked up for five years or more. In addition, Vinci Partners had R$9 billion in perpetual or quasi-perpetual capital, mostly coming from our listed REITs business in our Real Estate strategy, a business that we continued to expand and that we believe should continue to be an important driver for growth over the next years.

These factors facilitate a predictable earnings stream, with a significant portion coming from management fees. In the year ended December 31, 2023, 87% of total net revenue from services rendered came from management fees. We expect management fees to continue to be a tailwind for earnings security in the coming years as we continue to add long-term capital into our platform. We are currently undergoing a strong fundraising cycle for our Private Markets products that should have commitments locked up for five years or more.

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

Our proprietary relationships are a competitive strength for Vinci Partners as they secure our AUM, resulting in stability into our earnings, as our proximity with investors mitigates outflows risks. As of December 31, 2023, 54% of our AUM had formal lockups for five or more years. However, our IP&S AUM, in its majority, has no formal lockups and is comprised by institutional and HNWI investors with low churn over the years, due to the long-term oriented business strategy and our close relationship with clients.

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

We have been consistently developing our ESG approach year after year, with important improvements on a regular basis. For instance, in 2014 we implemented our responsible investment policy in private equity; in 2017, we engaged a specialized consulting company to develop our ESG management system for private markets; and in 2019, we hired another ESG consulting company to develop our ESG model for public markets. In addition, since 2021, we have published our annual ESG Report with internal initiatives, advances, challenges, opportunities, and actions taken by our investees. In all cases, we use international and local best practices to develop our policies, approach and disclosure, such as the IFC Performance Standards, the PRI Principles for Responsible Investments, and standards such as GRI and SASB, among others. We are one of the only alternative asset managers in Brazil with an active private market dedicated strategy through our VIR (Vinci Impact and Return) platform within our private equity strategy. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint through a build-to-suit solar power plant.

Given the different characteristics and ESG risk profile, our approach is distinct for private markets and public markets. Our ESG approach is integrated in most of our investment processes, which means that we incorporate ESG aspects in our main investment analyses for private markets and for selected mandates in public markets. In addition, we also apply other ESG approaches in some of the funds. For instance, our private equity funds use negative filters and exclusion lists. Our credit fund VES (Vinci Energia Sustentável) is focused on sustainable energy projects (e.g., solar, wind, etc.), and as such, uses an additional filter of sustainability. In our Infrastructure strategy, our climate change fund, VICC, is now Article 9 compliant.

As discussed in “—Environment, Social and Governance – ESG,” we believe that our organization and governance towards ESG are developed and evolve every year. We have multiple programs that cover inclusion, diversity, equality, and best environment practices. With our IPO, we enhanced our consciousness towards ESG practices and adopted an ESG committee—chaired by Sonia Consiglio, a member of our board of directors—which is responsible for Vinci Partners’ ongoing development in this matter. In 2022, we published our first ever ESG report (relating to 2021), which is updated annually in partnership with a specialized consultancy. Each year, in addition to our updates and advancements, our ESG Report incorporates improvements to enhance its alignment with best market practices and the needs of our clients, especially those most engaged in ESG matters.

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

As a result of our IPO in the beginning of 2021, Vinci Partners received net proceeds of US$252.2 million, which became a valuable asset to the company as a means to enhance AUM growth and boost our future FRE earning power.

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

Nonetheless, we have been closely monitoring opportunistic M&A transactions to accelerate FRE growth and expand Vinci’s footprint to Latin America. Our partnership with Ares aims to speed up this process, adding US$100.0 million to our balance sheet, and sharing best practices in M&A with Ares to assist Vinci in is expansion.

We believe there is a significant path to growth in Latin America. On March 7, 2024, we announced the entry into an agreement to effect a business combination with Compass, which would create a leading player in Latin America. We believe this transaction would be key to accelerate the M&A agenda in Latin America, with the opportunity to acquire smaller managers that we would not otherwise have access or structure to acquire. The Compass Transaction is expected to close in the third quarter of 2024, subject to regulatory approvals and other customary closing conditions. For more information, see “Recent Events—Business Combination with Compass.”

In Brazil, we are seeing a number of high-quality firms facing headwinds raising capital in a challenging environment over the past two years, and we believe that this should make way for conversations around partnerships that would allow value generation for all parties involved. We believe that our strong cash balance also adds flexibility around deal structuring, as was the case with our acquisition of SPS in 2022.

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

Our strong free cash flow played an important role delivering substantial value to our shareholders through share repurchases. Since the announcement of the first buyback plan in the second quarter of 2021, we repurchased 3.6 million shares. Although these operations were financed by our free cash flow generation, our strong cash balance creates flexibility for the management of our quarterly earnings, allowing us to put this capital to work and add value to our shareholders.

Segment Reporting

Our strategic decisions comprise five distinct business segments: (i) Private Markets (including private equity, real estate, infrastructure, private credit and special situations), (ii) Liquid Strategies (including public equities and hedge funds), (iii) IP&S, (iv) Financial Advisory Services, and (v) Retirement Services.

Our five segments consolidate our ten distinct business strategies: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services; (v) investment products and solutions; (vi) real estate; (vii) infrastructure; (viii) private credit; (ix) special situations; and (x) retirement services.

For more information, see note 22 to our audited consolidated financial statements.

Private Markets

Our Private Markets segment is comprised of five business lines: (1) private equity, (2) real estate, (3) infrastructure (4) private credit and (5) special situations. This segment is mostly made up of closed-end funds with long-term lock-ups and higher targeted returns. Depending on the strategy, these products can range from private equity-style funds, with formal lock-ups ranging from eight to 15 years, to vehicles listed on the B3 with perpetual capital. Our credit strategy also has short- to medium-term funds depending on the sub-strategy.

As of December 31, 2023, Private Markets accounted for R$33 billion in AUM. For the year ended December 31, 2023, the average management fee in this segment was 0.90%, and the management team was composed of 61 full-time employees across our Rio de Janeiro, São Paulo and Recife offices.

Private Markets AUM Breakdown

Private Markets AUM in the fourth quarter 2023 was R$33 billion, with R$15 billion (44%) coming from private equity, followed by real estate with R$7 billion (21%), private credit with R$5 billion (17%), infrastructure with R$4 billion (12%) and special situations with R$2 billion (6%).

Our investor base is highly diversified within the segment. Institutional offshore investors remain the segment’s biggest contributor, accounting for 26% of Private Markets AUM as of December 31, 2023, followed by local institutional investors accounting for 25%, public markets vehicles with 22%, high net worth individuals, or HNWI, with 16%, and allocators and distributors with 11%.

The following table sets forth our Private Markets AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2023	2022	2021

	(in R$ million)
Private equity	14,593	13,781	11,223
Real estate	7,049	5,649	5,399
Private Credit	5,406	5,056	2,948
Infrastructure	3,943	2,055	2,421
Vinci SPS	1,964	2,144	—

Total	32,956	28,685	21,991

The following table sets forth our Private Markets AUM by type of investor as of the dates indicated.

	As of December 31,
	2023	2022	2021

	(in R$ million)
Institutional offshore	8,602	10,640	7,995
Local institutional	8,284	6,077	4,790
Public market vehicles	7,168	5,298	5,235
HNWI	5,340	4,884	2,971
Allocators and distributors	3,562	1,786	1,001

Total	32,956	28,685	21,991

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

•

Vinci Capital Partners: Vinci Capital Partners focuses on control and co-control investments and maintains flexibility around investment structuring, recognizing that we believe it is crucial to source companies with the greatest possible break-out potential in targeted industries. Vinci Capital Partners executes across core growth equity, buyout strategies and minority growth, while opportunistically analyzing turnaround opportunities, providing a broad set of investment alternatives. The third vintage of our VCP strategy, Vinci Capital Partners III, is fully allocated and has already started its divestment phase, while the fourth vintage, Vinci Capital Partners IV, is currently in its fundraising process and announced its first investment in November 2022.

•

Vinci Impact and Return: Vinci Impact and Return focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns. In this strategy we typically make investments between R$50 million to R$150 million in companies ranging from around R$65 million to R$400 million in equity value with an average holding period of 15 to 50 months. We partner with highly experienced entrepreneurs that are aligned with our liquidity expectations and share controlling rights in all investments. In addition, Vinci Impact and Return has developed a proprietary impact methodology, and the strategy has been recognized through awards such as Private Equity ESG Fund of the Year from Environmental Finance. The fourth vintage of the VIR strategy is currently in its investment period and has already completed its first full divestment in less than two years after such investment.

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

For instance, the graphic below depicts the key steps in the investment review and decision-making process in our private equity practice:

Both of our sub-strategies have a historical long-term performance, with seven vehicles managed by their partners since the early 2000s. Our Vinci Capital Partners strategy has raised over R$9.8 billion in capital commitments throughout to date, including our ongoing fundraising for VCP IV, with a gross IRR of 64.6% in reais and 70.2% in U.S. Dollars through September 30, 2023, and a gross multiple of invested capital, or MOIC, of 2.4x in reais and 2.2x in U.S. dollars. Our VIR strategy has raised close to R$1.3 billion to date, with its latest vintage, VIR IV, being the largest vehicle. The strategy is marked at a 21.7% gross IRR in reais and 27.9% in U.S. dollars through September 30, 2023, and a gross MOIC of 1.4x in reais and 1.5x in U.S. dollars.

			As of September 30, 2023 (1)
Fund	Segment	Vintage Year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
Fund 1	Private equity	2004	1,415	1,206	5,065	137	5,202	4.3x	4.0x	71.5%	77.2%
VCP II	Private equity	2011	2,200	2,063	1,935	2,259	4,194	2.0x	1.1x	10.4%	1.6%
VCP III (2)	Private equity	2018	4,000	2,316	54	4,373	4,427	1.8x	1.8x	33.7%	30.5%
VCP IV	Private equity	2022	2,205	—	—	—	—	—	—	—	—

VCP Strategy (3)	Private equity		9,820	5,585	7,053	6,770	13,823	2.4x	2.2x	64.6%	70.2%

NE Empreendedor(4)	Private equity	2003	36	13	26	—	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private equity	2017	240	135	93	144	237	1.8x	1.5x	18.6%	11.9%
VIR IV	Private equity	2020	1,000	403	154	379	533	1.3x	1.4x	25.5%	30.7%

VIR Strategy	Private equity		1,276	550	272	524	796	1.4x	1.5x	21.7%	27.9%

(1)

As of the date of this annual report, the latest track record data available for our private equity funds is dated September 30, 2023. Updated track record data as of December 31, 2023 has not yet been disclosed due to the timeline for the annual audit of our private equity funds, which is still ongoing, only Committed Capital is updated as of December 31, 2023.

(2)	Total commitments for VCP III include R$1.3 billion in co-investments.
(3)	Track record information is presented on a pro forma basis and in local currency, excluding PIPE investments, a strategy that was discontinued in VCP III.
(4)

Performance information for Nordeste Empreendedor, or NE I, comprises only the four (out of seven) investments that were carried out, managed and divested by a team led by Mr. Jose Pano while they were employed by NE I’s manager, or NE I Manager, an entity not affiliated with Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I Manager and NE I Manager assumes no responsibility for the accuracy or completeness of any such information.

New Products in Development

Vinci Impact and Return V, or VIR V, is the fifth vintage of our Impact and Return strategy and is expected to be launched in 2024. It will follow the same investment strategy as that executed for VIR IV and we believe that it will generate both a positive ESG impact and attractive returns. The Impact and Return strategy currently focuses on business services, specialized retailing and healthcare. The new vintage is expected to extend sector coverage to agribusiness.

Real estate

Our real estate strategy invests through two sub-strategies:

•

Listed Perpetual Funds: Our real estate strategy currently manages seven listed perpetual funds, with over 555,000 retail investors. This listed perpetual funds strategy is focused on the acquisition of core, income-generating real estate assets through investments in seven sub-sectors: shopping malls, industrial and logistics, office properties, urban commercial properties, financial instruments, agribusiness and real estate credit.

•

Shopping malls: Our main investment vehicle in the shopping malls sector is Vinci Shopping Centers FII, or VISC, which is focused on income generation to its quotaholders through the direct or indirect acquisition of shopping malls in Brazil. VISC has adopted a flexible investment strategy and evaluates investment opportunities in shopping centers in all regions of Brazil with interests that can range as high as up to 100% of an ownership stake, as well as minority interests. On October 3, 2023 and December 22, 2023, we announced that we had closed the ninth and tenth issues for additional quotas of VISC, respectively, adding in total R$1.2 billion in perpetual capital to Vinci’s assets under management.

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

•

Agribusiness: Vinci Crédito Agro Fiagro Imobiliário, or VICA, is a perpetual capital fund-vehicle created in 2022. The fund is co-managed by Vinci Partners’ Credit and Real Estate management teams. VICA will invest in a diversified credit portfolio within the agribusiness sector in Brazil, targeting the main competitive regions and soft commodities such as soy, corn, cotton, coffee, sugar and ethanol as well as agribusiness-related industries and supply chains. VICA focuses on bilateral senior secured credit transactions, which are originated and structured in-house.

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

Real Estate Investment Process

The real estate investment process is made up of five key steps:

•

Origination of Opportunities: Our solid reputation and credibility in the market is an important ally to originate assets, and our team’s relationships with other companies, financial institutions and business players provide investment opportunities. Since inception, our Real Estate strategy executed over R$7.8 billion in transaction volume, with 85% coming from proprietary origination.

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

New Products in Development

Vinci Oportunidade Residencial FII: Vinci Residencial is a new opportunistic fund focused on the development of two residential projects located in strategic neighborhoods of Rio de Janeiro, Brazil. The fund will invest through a land swap structure with strategic development partners, and we expect it provide a superior risk-return ratio to its investors.

Vinci Real Estate Opportunities: This opportunity involves investing in a portfolio of rental apartment buildings in New York. The portfolio includes buildings with fewer than 10 units, all categorized under tax classes 2A/2B. The strategy behind this opportunity involves acquiring these buildings for comprehensive renovation of units, common areas, and equipment, followed by repositioning them in the market.

Private Credit

Our private credit investment strategy is focused on customized credit instruments, structures, and solutions to meet the financing needs of both established and growing businesses, while generating interesting credit investment opportunities for our investors. The private credit strategy invests across five core sub-strategies/asset classes:

•

Infrastructure credit: this sub-strategy consists of two group of funds with similar strategies, but of different vintages, namely Vinci Energia Sustentável, or VES, and Vinci Credit Infra. The funds essentially invest in senior secured debentures, focused on renewable energy, such as wind, solar, and hydro power generation, in line with our strict ESG guidelines. VES is a closed-end fund with a total tenure of 15 years, which was launched in 2018 after Vinci Partners successfully won a competitive bidding process conducted by BNDES, a key limited partner, together with some of the largest Brazilian pension funds. According to its bylaws, the fund shall invest in debentures with a minimum credit rating of single “A” (in local scale) by either Fitch, Moody’s or S&P, with typical project finance collateral packages, including bank letters of credit and/or corporate guarantees until the project’s completion. In 2021, VES was accredited as an “ESG Fund” in accordance with the principles of recognized entities, such as CBI and the Sustainable Finance Regulation of the European Commission. After concluding the portfolio building process and the investment period for VES in 2021, our credit team launched a new infrastructure credit fund: Vinci Credit Infra. In connection with this initiative, Vinci won two competitive bidding processes in 2022, which were run by Banco do Nordeste do Brasil S.A. and BNDES, respectively, and secured R$1.3 billion in capital commitments from these entities. Vinci Credit Infra has a dual-track fund-raising approach: one vehicle was structured to be listed on the B3 as a perpetual capital vehicle, and the second vehicle is a 15-year closed-end fund, with similar terms and conditions as VES, which targets local institutional investors. Both funds aim to invest in infrastructure debentures, focusing on high-grade credit assets in accordance with superior ESG guidelines, which are integrated in our investment process.

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

•

Agribusiness: VICA is a perpetual capital fund created in 2022. The fund is co-managed by Vinci Partners’ Credit and Real Estate. VICA will invest in a diversified credit portfolio within the agribusiness sector in Brazil, targeting the main competitive regions and soft commodities such as soy, corn, cotton, coffee, sugar and ethanol as well as agribusiness-related industries and supply chains. VICA focuses on bilateral senior secured credit transactions, which are originated and structured in-house.

We have an emphasis on self-originating investment opportunities in credit for our investors, generally in the private credit space, with a collateral package providing the downside protection against credit-related events.

Private Credit Investment Process

Our private credit investment process is made up of four key steps:

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

Our infrastructure strategy invests across three sub-strategies:

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

•

Climate Change: The strategy aims to invest in assets that actively contribute to the climate agenda. Vinci Climate Change, or VICC, is our first vintage within the strategy. VICC invests in climate infrastructure assets that range from renewable power generation to water assets and to the efficient use of natural resources and reduced emissions from other sources (e.g., energy efficiency solutions in industries and commercial, public and residential sectors). The strategy focuses on the acquisition of control or co-control structures. In addition, to meet financial and environmental impact objectives, all investments made by VICC also seek to increase diversity and inclusion across portfolio companies, especially from a gender perspective, in their leadership and workforce, with the intention of positively impacting the communities in which these companies are actively promoting the adoption of good environmental, social and governance, or ESG, practices. VICC held its first closing in the first quarter of 2023, which was anchored by BNDES and other offshore institutional investors and is currently within its fundraising process. As of the date of this annual report, VICC has already reached 75% of its fundraising target.

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

FIP Infra Transmissão was marked at 59.0% gross IRR in reais and 43.9% gross IRR in U.S. dollars as of December 31, 2023, and a 3.6x gross MOIC in reais and 2.7x gross MOIC in U.S. dollars, which is evidence of the strong track record of our investment team in infrastructure assets.

Our water and sewage strategy, VIAS, was marked at 17.8% gross IRR in reais and 19.4% gross IRR in U.S. dollars as of December 31, 2023, and a 1.2x gross MOIC in reais and 1.2x gross MOIC in U.S. dollars. In 2022, VIAS, in a partnership with Brazilian operator Águas do Brasil, invested in the public concession of CEDAE Block III, which investment has already delivered a meaningful impact as a result of operational improvements in the losses index, water coverage, and commercial efforts. With this transaction, the fund reached 91% capital deployment considering commitments raised since its first close in 2021.

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

Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
FIP Transmissão	Infrastructure	2017	211	104	261	115	376	3.6x	2.7x	59.0%	43.9%
VIAS	Infrastructure	2021	386	350	—	409	409	1.2x	1.2x	17.8%	19.4%
VICC	Infrastructure	2023	1,500	—	—	—	—	—	—	—	—

Vinci SPS

In 2022, Vinci Partners concluded its first M&A transaction since the IPO with the acquisition of SPS Capital. This acquisition filled a strategic gap within our Private Markets segment and thereby created our new Vinci SPS strategy. Our Vinci SPS investment strategy has a broad investment mandate within the special situations spectrum, which improves the diversification of our portfolio among asset classes associated with different industries and value drivers. The resulting Vinci SPS strategy invests across five core sub-strategies:

•

Primary Market Funding: This strategy seeks to provide new money, under different capital instruments and structures, to healthy growing companies or organizations in financial stress/distress. In the latter case, we invest in a well-structured business with an unbalanced capital structure. Funding is structured with downside protection through mechanics such as collateral guarantees that, combined with operating recovery, leads to our targeted returns.

•

Secondary Market Funding: Acquisition of assets held by creditors looking to sell, in particular in illiquid assets with different credit profiles. Prices represent a discount to face value that, combined with recovery strategies involving guarantees (judicial and extrajudicial enforcement) and repayment capacity through operating improvement, improve our returns.

•	Legal Claims: Acquisition of judicial assets against public and private entities.

•	Litigation Finance: Financing of litigation where one party has a viable claim but lack the resources to maintain a typically long and costly judicial dispute.

•	Credit Platforms: Scattered operations (retail) scalable through the intense use of technology in their origination and processing workflows.

Vinci SPS Investment Process

What we believe sets Vinci SPS apart is its robust and well-developed investment process, which ultimately is a direct driver to value creation. The graphic below depicts the six key steps in the investment review and decision-making process in Vinci SPS:

Our Vinci SPS strategy raised over R$1.8 billion in capital commitments as of the date of this report across three vintages, with its latest vintage, SPS III, being the largest vehicle with over R$1 billion in total commitments. The strategy is marked at a gross IRR of 25.7% in reais and 27.6% in U.S. dollars through December 31, 2023, and a gross multiple of invested capital, or MOIC, of 1.4x in reais and 1.5x in U.S. dollars.

			As of December 31, 2023
Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
SPS I	Vinci SPS	2018	128	191	207	126	333	1.7x	1.6x	26.0%	20.1%
SPS II	Vinci SPS	2020	671	1,004	759	702	1,460	1.5x	1.5x	24.4%	28.0%
SPS III	Vinci SPS	2021	1,070	692	131	739	870	1.3x	1.5x	30.2%	38.6%

Vinci SPS Strategy	Vinci SPS		1,869	1,887	1,097	1,567	2,664	1.4x	1.5x	25.7%	27.6%

New Products in Development

SPS IV is the fourth vintage for the Special Situations strategy and is expected to be launched in the latter part of the first semester of 2024. SPS IV is the first vintage the team will raise since the acquisition by Vinci Partners. It will follow the same investment strategy as the predecessor fund and we believe there is substantial room to increase the size of the fund, compared to SPS III, due to increased sourcing capabilities and access to new pools of capital, such as international investors.

Liquid Strategies

Our Liquid Strategies segment has two business strategies: public equities and hedge funds. This segment is focused on generating value through operations in public markets, such as by trading bonds, public stocks and derivatives, among other assets. Liquid Strategies is composed by open-end funds with short- to medium-term redemption periods. For the year ended December 31, 2023, the segment reported an average management fee rate of 0.70%, and management teams were composed by 22 full-time employees across our Rio de Janeiro and São Paulo offices.

Liquid Strategies AUM Breakdown

Liquid Strategies accounted for R$12 billion in assets under management as of December 31, 2023, with R$10 billion (77%) coming from public equities and R$3 billion (23%) coming from hedge funds.

Our investor base is heavily weighted towards institutional clients, which represent 90% of total AUM for the segment. Local institutional investors are our main investor class, accounting for 47% of Liquid Strategies AUM. Institutional offshore investors account for 42% of Liquid Strategies AUM, with most coming from our sovereign wealth exclusive mandate in our public equities’ strategy. Each of (i) HNWIs and (ii) Allocators & Distributors accounted for 5% of Liquid Strategies’ AUM as of December 31, 2023.

The following table sets forth our Liquid Strategies AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2023	2022	2021

	(in R$ million)
Public equities	9,537	7,397	8,493
Hedge funds	2,795	2,812	3,080

Total	12,332	10,209	11,573

The following table sets forth our Liquid Strategies AUM by type of investor as of the dates indicated.

	As of December 31,
	2023	2022	2021

	(in R$ million)
Institutional offshore	5,199	3,987	4,567
Local institutional	5,844	4,788	5,166
HNWI	619	834	880
Allocators and distributors	670	600	960

Total	12,332	10,209	11,573

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

•

With the first step approved, we move into a stage of greater contact with the company. Corporate structure, legal aspects and other ESG factors could also be analyzed. In addition, research analysts contact other research houses to understand the sell-side. If needed, trips and visits are scheduled for the analyst to better understand the company, as well as to evaluate if the information disclosed is in accordance with reality.

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

IP&S

The IP&S segment seeks to offer tailor-made solutions to investors with a focus on exclusive mandates for institutional investors and HNWIs. For the year ended December 31, 2023, the segment reported an average management fee rate of 0.33%, and the management team was composed of 11 full-time employees across our Rio de Janeiro, São Paulo and New York offices.

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

IP&S AUM Breakdown

IP&S accounted for R$23 billion in AUM as of December 31, 2023, with R$17 billion (72%) coming from separate exclusive mandates, R$3 billion (13%) from pension plans, R$2 billion (9%) from commingled funds, and R$1 billion (6%) from international allocation. Our investor base is heavily weighted towards institutional clients. Local institutional investors are our biggest contributors, accounting for 50% of IP&S’ AUM, followed by HNWI with 35% and allocators and distributors with 15%.

The following table sets forth our IP&S AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2023	2022	2021

	(in R$ million)
Separate exclusive mandates	16,666	15,806	15,245
International allocation	1,477	2,697	3,272
Commingled funds	1,982	2,234	2,961
Pension plans	3,024	3,450	2,187

Total	23,149	24,187	23,664

The following table sets forth our IP&S AUM by type of investor as of the dates indicated.

	As of December 31,
	2023	2022	2021

	(in R$ million)
Local institutional	11,612	10,743	10,472
HNWI	7,989	9,193	9,621
Allocators and distributors	3,548	4,251	3,571

Total	23,149	24,187	23,664

The following chart sets out the total gross return of our main IP&S commingled and pension funds since inception.

(1)	The dates of inception for Vinci Valorem, Vinci Selection Equities and Vinci Equilíbrio are August 21, 2012, November 1, 2012 and February 12, 2016, respectively.

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

As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients. The Financial Advisory Services platform provides conflict-free advice with senior focus for value creation and long-term support. The platform focuses on two main sub-strategies:

•	Mergers and Acquisitions (M&A): advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports;

•	Capital Markets: conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring, market/investor communication, debt issuances and special situation transactions.

Retirement Services

Our Retirement Services strategy was launched early in 2022, and investments were made during the years ended December 31, 2022 and 2023 to develop the product and structure its dedicated team. This resulted in the creation of a fifth reporting segment to enable shareholders to track the evolution of our retirement services strategy AUM, revenues and costs separately from our other already mature asset management segments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting.”

The following table sets forth our Vinci Retirement Services AUM:

	As of December 31,
	2023	2022	2021

	(in R$ million)
Vinci Retirement Services	88	—	—

Total	88	—	—

VRS will supplement the services provided by our current pension plan funds strategy in IP&S, thereby increasing our interactions with our clients and our ability to fundraise from this pool of capital. The open-ended pension plan industry has a sizable addressable market, with approximately R$1.4 trillion in AUM and double-digit growth over the last years, according to FenaPrevi. While liquid markets have struggled with outflows, the open-ended pension plans industry posted another year of inflows in 2023, according to ANBIMA. We also believe there is a great opportunity to gain share within this market with VRS. Currently, close to 90% of the industry is controlled by traditional Brazilian banks, and recent pension portability numbers indicate a significant flow from traditional banks to independent insurers, according to FenaPrevi and SUSEP. The decentralization of capital from incumbent banks is one of Vinci Partners’ main growth opportunities. We believe there is a lack of independent alternative players offering open-ended pension plans in Brazil given that the market has several barriers of entries caused by expertise and structuring requirements. In particular, SUSEP, the Brazilian regulator, has a number of requirements that only sizeable and consolidated players can address, which we believe places Vinci Partners in a unique position to capture a relevant portion of the industry.

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

Beginning in February 2024, VRS is fully accessible to the public through its dedicated applications and website and prepared to accept allocations from all investors through our newly launched platform, Mio. We expect to fundraise in 2024 across a few fronts:

•	we will expand our capabilities to raise money with high-net-worth investors;

•

we will target corporate plans—the corporate market is a fraction of the individual market, but often it is the first contact that investors have with pension plans. Moreover, during our research, we came across several instances that indicated the user experience for corporate plans is even worse than the overall industry experience because incumbent providers do not invest in this segment at all; and

•	we will seek distribution partnerships with financial planners, brokers, finders, platforms and fintechs to enhance our penetration within retail investors.

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

Board of Directors

The role of our board of directors is to provide strategic direction and support to Vinci Partners by monitoring business opportunities, innovation, sustainability, and the development of our professionals. As of the date of this report, it is composed of nine directors, four of which are independent, and is chaired by Gilberto Sayão. In 2021, we were granted the Women on Board (WOB) seal, an independent initiative that recognizes and promotes organizations with at least two women on their boards of directors or advisory boards.

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

ESG Committee

Established in May 2021, the ESG Committee recommends, discusses, proposes, and evaluates Vinci Partners sustainability actions. It is composed of nine members and chaired by an independent director, Sonia Consiglio, since August 2021.

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

In 2023, the Innovation Committee played an important role in supporting the development of our new pension product, with the launch of the MIO Pension app. Through this application, our customers provider information relating to their profile, and the platform suggests the best way to allocate their resources. In addition, working groups were created to optimize processes with the Monday platform, which allow teams to easily manage projects and workflows, ensuring the traceability of information and mitigating the risk of data loss and rework.

Executive Committee

The executive committee is comprised of a group of senior partners, including Alessandro Horta and Gilberto Sayão, that lead the main areas of the company. Its goal is to think of Vinci Partners as a business, learning form global references and identifying opportunities for improvement. It also supports themes related to innovation, communication, people and culture.

Core Executive Committee

Our core executive committee is composed of six representatives, including our chief executive officer and the chairman of our board. This committee is responsible for strategic decisions relating to the Company, such as growth strategies, mergers and acquisitions, partnerships and joint ventures, culture and talent management, governance, new initiatives, e.g., the entry into new business verticals, image and reputation, project management, such as product launches, business effectiveness, productivity, efficiency and post-merger integration.

Diversity, Equity, and Inclusion

We have several programs focused on diversity and inclusion at Vinci Partners, and we constantly seek to improve our performance on that front. Between 2018 to 2023, the number of women in our back-office and front-office areas grew by 43% and 116%, respectively. As of December 31, 2023, 32% of our workforce is comprised of women. In addition, there is no gender pay gap at Vinci Partners.

Vinci for Them (“Vinci por Elas”) Program

Launched on the International Women’s Day in 2021, our Vinci for Them program congregates all of the following gender equity initiatives in the Company. Since its inception, 33 women were hired under the program:

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

•

Coaching Program: a structured development program that invites our employees to a moment of self-reflection, thereby stimulating the development of important skills for career advancement at Vinci Partners.

•

Engagement and Development: we are part of the 100 Women in Finance association, which aims to strengthen the global financial sector by empowering women to reach their professional potential at all stages of their careers. Our People Management partner, Patrícia Amorim, not only discussed financial markets but also participated in a panel to evaluate resumes and help create pitches for women entering the job market. Additionally, we are actively involved in the FIN4SHE movement, which promotes women’s presence in the labor market, fostering a more diverse, fair, egalitarian, and attractive environment for women. This movement also serves as one of our recruitment sources.

•	Lecture Series:

•

“The Challenges and Opportunities of Gender Diversity” lecture was focused on women in the financial market, discussing the challenges and opportunities to support and empower more women at Vinci Partners.

•

Throughout 2023, our partner and macroeconomist, José Carlos Carvalho, delivered lectures on market scenarios and perspectives, emphasizing our commitment to market literacy and education, including the following:

•	four lectures during breakfast or lunch at Vinci Partners, with a total of 82 participants;

•	one lecture during the À Vinci outdoor dinner, with 50 participants;

•	one lecture for MBA students at Rice University, with 53 participants;

•	three lectures for financial market leagues at two universities, Pontificia Universidade Católica do Rio de Janeiro and Universidade Federal do Rio de Janeiro, for a total of 139 participants.

•

We also delivered lectures for our employees, including Saúde Mental (Mental Health) with Pedro Salomão, Pink October with Dr. Eduardo Millen, and Innovation = Competitive Advantage with Guilherme Stocco.

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

•

Urban mobility: we have had bicycle facilities at our headquarters in Rio de Janeiro since 2015 (including bicycle storage and changing rooms). Additionally, our Vaga do Bem initiative redirects parking fees paid by employees to use parking spaces to social initiatives, such as charitable donations. Moreover, at our São Paulo office, we provide bike racks for our employees;

•

Renewable energy: we support the generation of photovoltaic solar power generation in Paraíba do Sul, Rio de Janeiro for our headquarters in Rio de Janeiro in partnership with Axis Renováveis. In the year ended December 31, 2023, 1,091,800 kWh were contracted and consumed in partnership with Axis Renováveis;

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

Investment Process in ESG

Private equity

Our private equity Impact and Return strategy was developed to tend to a growing market demand for ESG products combined with our view of the potential positive influence our capital allocation could have over entrepreneurs and their markets’ environment. In our impact strategy, we target minority equity investments in companies with limited access to capital, focusing on scaling the positive results these businesses already generate to customers, society and the environment. The market for impact funds in Brazil is still in development and faces challenges. This investment thesis is better received by entrepreneurs with prior contact with the strategy. Reaching out to smaller entrepreneurs is an important goal for the long-term success of the strategy.

Our fourth vintage of our Impact strategy, VIR IV, raised R$1 billion in capital commitments through a diversified investor base, with the presence of institutional investors. VIR IV’s goal is to invest capital in underdeveloped regions, generating a positive impact to business in these regions. Our investment process comprises several criteria and tools, such as a positive and a negative screening, an eligibility tool, the assessment of impact metrics through a proprietary index and ESG due diligence. The investment strategy is completed with a strong analysis of the business, a detailed report highlighting the impact on the business, and quarterly follow-ups. VIR IV received the award for “Impact Fund of the Year” from Environmental Finance in 2021. In 2023, VIR IV received the Private Capital Deal of the Year award from the Association for Private Capital Investment in Latin America, or LAVCA, in recognition of our investment in Pro Infusion.

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

Infrastructure

Our infrastructure strategy is also investing heavily in the ESG agenda. We are developing our VICC fund, in our Climate Change sub-strategy, focusing on investments that actively contribute to the climate agenda ranging from renewable energy generation and water supply to the efficient use of natural resources and reduced emissions from other sources. Our goal is to help to mitigate climate change globally. All investments made by VICC should also seek to increase diversity and inclusion across portfolio companies. Furthermore, VICC is now officially Article 9 compliant under European SFDR, one of the few worldwide to meet the requirement.

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

Real estate

Our listed REITs faced a challenging environment over the last two years and showed resilience due to our strong competitive position in the market and the team’s extensive track record. Robust governance in the funds’ investment and monitoring process was a key factor to navigate a difficult market environment. In 2023, our listed REITs faced a challenging start with limited capital-raising opportunities. However, following the onset of the easing cycle, we began to see new issuances, particularly in the shopping center market, where we successfully raised R$1.2 billion in the fourth quarter of 2023. The continued interest rate cuts signal a positive outlook for this segment.

Several of our invested real estate properties have LEED certifications, which reflect our commitment to green practices in our portfolio.

Private Credit

Our private credit segment also has a group of funds dedicated to finance infrastructure projects and companies, such as Vinci Energia Sustentável, or VES, and Vinci Credit Infra. These funds have a series of ESG guidelines, such as a veto on investments in fossil fuels and compliance with social, labor and environmental rules and regulations. VES was funded by the BNDES and other relevant Brazilian institutional investors and was the first Brazilian fund to receive the ESG “European Standard” label. VES closed its investment period ahead of schedule, which reflects our team’s ability to manage this kind of asset.

Vinci SPS

By means of our Litigation Finance strategy we provide access to justice by funding claimants that are entitled to redress but would not be able to bear the costs involved in bringing such claims. By making legal support accessible to victims of a variety of corporate wrongdoings, especially victims of environmental disasters, we seek to actively pressure companies to increase their standards of care in a variety of subject such as antitrust practices, environmental responsibility and corporate governance.

Liquid Strategies

Our Liquid Strategies segment also has an important role regarding ESG practices. Our investment team developed an ESG-focused questionnaire, which could be used for selected mandates and for the evaluation of potential impacts and could lead to divestment from assets that do not fit the targeted profile. The team also focuses on investments that could lead to significant governance impacts, and partners with other groups in voting at shareholder meetings.

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

•

Local Institutional Clients: This client division covers Brazilian pension funds (public and private), insurance companies, and large and mid-size corporations. Local institutional clients represent a significant opportunity since they are historically under-allocated to alternative investments. New clients (less than 2.5 years with assets under management by Vinci Partners) represent 3.3% of the division’s AUM. As of December 31, 2023, the 10% largest institutional clients represented 59.3% of the division’s AUM and the top three products are investment products and solutions (49.0% of clients), public equities (44.8% of clients) and private credit (33.8% of clients). As of December 31, 2023, on average, a client had 3.0 different products distributed across an average of 1.9 different strategies.

•

Institutional Offshore. This client division covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others. We may hire placement agents in order to advise us in the international fundraising of certain vehicles. In our private equity strategy, our foreign investors are primarily based in the United States (33.9%), Europe (46.5%), Middle East (6.1%), and Asia (3.1%). By investor type, our private equity offshore foreign investors are primarily sovereign wealth funds (38.9%), development finance institutions, or DFIs (14.1%) and public pension funds (11.4%).

•

High Net Worth Individuals: This client division covers HNWIs, which we consider to be clients that have the potential to invest at least R$30 million. From January 1, 2020 to December 31, 2023, 99.5% of new money came from existing client relationships, excluding our partners. As of December 31, 2023, the 10% largest HNWI clients represent 86.5% of the division’s AUM and the top three products are investment products and solutions (42.8% of clients), private equity (39.3% of clients) and hedge funds (37.4% of clients). As of December 31, 2023, on average, a HNWI had 4.5 different products distributed across an average of 2.4 different strategies.

•

Allocators and Distributors (A&D or fund of funds and distributors): This client division covers banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, and approximately 27 distribution platforms such as XP and BTG Digital. This division is responsible for the distribution of all Vinci Partners products, both liquid and illiquid, including private equity. Banks and platforms account for 50.0% and 25.9% of the AUM of this division as of December 31, 2023, respectively, and the top three products are hedge funds (32.1% of clients), investment products and solutions (30.4% of clients), and public equities (30.4% of clients). As of December 31, 2023, on average, a client had 3.6 different products (i.e. investment funds) distributed across an average of 1.9 different strategies. In recent years, this division has focused on leveraging existing relationships to include new investment products and asset classes. Additionally, it has focused on adding new distribution partners, primarily large banks.

•

Capital Markets (public market vehicles): These distribution channels cover public market vehicles of our listed funds (e.g. REITs and infrastructure funds). We do not have an origination and client base team like for others distribution channels, but we have a dedicated investor relations team to access and communicate with the market and the quotaholders of listed funds.

Currently, our AUM is weighted toward long-term capital, with 54% committed for five years or more. Our platform offers a wide range of products across different strategies, and we are supported by a diverse investor base, with 38% of our AUM coming from local institutional clients as of December 31, 2023, followed by HNWIs and institutional offshore, both with 20%, and the remainder from retail clients and public market vehicles;

We believe we have a very loyal client base. Approximately 90% of our client base comes from proprietary relationships from our client division teams or perpetual listed vehicles. Our proximity to our clients is a strong advantage, creating an open and transparent channel in order to understand their needs and propose solutions in every scenario.

The following table sets forth our AUM by type of investor as of the dates indicated.

	As of December 31,
	2023	2022	2021

	(in R$ million)
Local institutional	25,829	21,608	20,428
HNWI	13,947	14,911	13,472
Institutional offshore	13,800	14,634	12,772
Allocators and distributors	7,781	6,630	5,532
Public market vehicles	7,168	5,298	5,025

Total	68,525	63,081	57,229

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

•

Mentoring – Our professionals guide groups of students with an interest in getting to know and specializing in the financial industry. In 2023, we had ten groups of mentors and case studies across our different business strategies.

•

Lectures and Sponsorship – We participate in events organized by the universities where our staff share their professional trajectory and the dynamics and objectives of their areas. In 2023, we sponsored the PUC-Rio Finance Week, Meet and Market from USP, UNICAMP Finance Week and gave more than 20 lectures.

•

Vinci University Day – A face-to-face event with lectures for the leagues and academic centers of financial markets, which aims to bring the Company closer to universities. In 2023, we organized two editions through our Rio de Janeiro and São Paulo offices, where we received more than 100 students.

•

Summer Program – In 2023, we implemented our summer program, which is focused on university students interested in the financial markets. The program has two classes: one for Brazilian students from universities in Rio de Janeiro, São Paulo and other cities, which takes place in January (the Brazilian summer), and one for students from Northern Hemisphere schools (mostly in Europe and in the United States), which takes place in July.

Compensation and Retention

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

We are also constantly concerned with ensuring the continuity of our business and, to do so, we have important compensation tools. Every year, we determine the annual bonus to be received by our personnel through a rigorous, detailed, and meritocratic evaluation of the individual’s performance during the year. This process is a fundamental instrument to identify and reward employees who stood out and are better positioned to become partners.

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

•

Environmental, Social and Governance. Our ESG policies are based on well-known standards and benchmarks, such as: International Finance Corporation Performance Standards; Principles for Responsible Investment; Corporate Sustainability Index from Brazilian Stock Exchange (ISE); Brazilian Institute for Corporate Governance; Dow Jones Sustainability Indexes. These policies are complemented by other policies such as compliance guidelines for Anti Money Laundering, Anti-Corruption, Anti-Terrorist Finance, and our Code of Ethics. In addition, employees are trained annually, and an introductory presentation is made to new employees at each quarter.

•

Market and Liquidity Risk. Vinci Partners seeks to mitigate market and liquidity risk by monitoring Liquid Funds on a daily, weekly, or monthly basis accordingly to the profile of each fund. Vinci Partners has policies that drive our risk control activity, and every fund has its own risk limits that are controlled by the risk department and, when applicable, the fund committee. The chief risk officer reports to the chief financial officer and is responsible for solving any breaches to risk limits without the need for the fund manager’s pre-approval.

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

Private equity

Vinci Partners considers itself a pioneer in Brazilian private equity and we believe we are the only purely Brazilian private equity firm that has always been independent. Since 2004, our flagship Vinci Capital Partners funds have invested R$6.2 billion across 26 investments in Brazil, as of December 31, 2023. Moreover, while many other Brazil-focused funds (such as Warburg and Advent) are affiliated with larger, global managers, Vinci Partners continues to remain independent, with an internally trained team, and whose members have begun and developed their investment careers in Brazil. Given Vinci Partners’ history and presence in Brazil as one of the longest-tenured local private equity firms, Vinci Partners believes it has a distinct competitive advantage against both local and global players. Moreover, for the most part, the strategies employed by these other funds generally do not compete directly with Vinci Partners’ control-oriented, operationally intensive strategy.

Vinci Partners’ sourcing methodology focuses on acquiring businesses or making investments outside of structured auction processes, so in many cases Vinci Partners will not encounter competition during the sourcing phase. Vinci Partners believes that its proprietary sourcing strategy allows us to negotiate more favorable investment terms and downside protections to help generate more attractive returns. Notably, Vinci Partners sourced 17 of the 26 previous investments on an exclusive basis.

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

Private Credit

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

Real estate

The real estate strategy of Vinci Partners is the tenth largest manager of listed REITs in Brazil based on ANBIMA data. The largest REIT manager in Brazil is BTG, with R$28.5 billion under management as of December 31, 2023. BTG asset management is controlled by Banco BTG Pactual, one of the largest private banks in Brazil and benefits from the bank´s extensive retail distribution. BTG is followed by Kinea and XP , all of them counting on powerful in-house retail distribution capabilities which enhance their access to capital. It is important to mention that in some of the other players the total AUM figure it is accounted the amount they have under management as the fund administrator of passively managed REITs.

Due to the rapid growth of the REIT industry in recent years, a significant number of new players have come to the market, increasing competition. Notwithstanding, the largest and most established players have a significant competitive advantage competing for capital which was reflected in the market share of these players and the amounts raised by them in 2023. For example, we closed the ninth and tenth issues for additional quotas of VISC, respectively, adding in total R$1.2 billion in AUM. In challenging market environments, as we faced in 2023, we believe that Vinci Partners’ track record and expertise set ourselves apart from competition.

Vinci SPS

We believe that we are among the largest independent players focused on special situations in Brazil. A significant number of new players have come into the market in the past few years, which has increased competition. Nonetheless, we believe that the largest and most established players have a significant advantage competing for capital and sourcing deals, since many of the new entrants operate through club deals, focusing on smaller investment tickets and shorter-term strategies (including immediate flipping). Vinci SPS benefits from a broad and flexible mandate, encompassing five main strategies and allowing for dynamic balancing of portfolio mix according to market swings.

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

Retirement Services

Since 2022, we have been working on the development of our new retirement services segment to seize the extensive opportunity that we believe we encountered in Brazil. The addressable retirement services market is sizeable, with more than R$1.4 trillion in AUM and double-digit growth in recent years, according to FenaPrevi. While liquid markets have struggled with outflows, open-ended pension plans posted another year of inflows, according to ANBIMA.

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

Financial Advisory Services

Our Financial Advisory Services business competes mainly against local and international M&A boutiques.

Regulatory Overview

We are subject to government authorizations and extensive regulation in the jurisdictions in which we operate and conduct our activities.

Regulatory Matters in Brazil

Nine of our subsidiaries, Vinci Capital Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Soluções de Investimentos Ltda. (former Vinci Gestão de Patrimônio Ltda.), Vinci Gestora de Recursos Ltda., Vinci GGN Gestão de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda., Vinci Real Estate Gestora de Recursos Ltda., Vinci Asset Allocation Ltda, and SPS Capital Gestão de Recursos Ltda., or the Regulated Entities, carry out operations that are subject to specific Brazilian laws and regulation by the CVM. Furthermore, Vinci Gestora de Recursos Ltda. is a member of ANBIMA and all Regulated Entities are also subject to ANBIMA’s codes and rules. Vinci Capital Gestora de Recursos Ltda. is associated with the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP.

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

As of December 31, 2023, we had a total of 53,778,817 common shares issued and outstanding. Of these shares, 39,312,578 were Class A common shares and 14,466,239 were Class B common shares, all such Class B common shares being beneficially owned by Gilberto Sayão da Silva. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding and 3,134,771 Class A common shares that were held in treasury. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our group is currently composed of 16 main companies, 14 of which are incorporated in Brazil and two of which are incorporated in other countries. Our material operating subsidiaries are: Vinci Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Capital Gestora de Recursos Ltda., Vinci Assessoria Financeira Ltda., Vinci Soluções de Investimentos Ltda. (formerly Vinci Gestão de Patrimônio Ltda.), Vinci Real Estate Gestora de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda., Vinci GGN Gestão de Recursos Ltda., Vinci Asset Allocation, and SPS Capital Gestão de Recursos Ltda.

The following chart shows our simplified corporate structure:

(1)	For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Our History—Ares Investment.”

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

As of December 31, 2023, we owned 21 Brazil-issued patents or copyrights.

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

Properties

Our corporate headquarters are located in Rio de Janeiro and our principal executive offices, which include the majority of our product development, sales, marketing, and business operations, are located in both Rio de Janeiro and São Paulo. Our principal executive offices consist of approximately 31,194 square feet of space in Rio de Janeiro and 14,838 square feet of space in São Paulo under leases that expire on August 5, 2025 and August 5, 2030 (for Rio de Janeiro) and on April 3, 2026 (for São Paulo). We also have offices in other locations, including in Recife and Ribeirão Preto in Brazil and in New York City in the United States, and believe our facilities are sufficient for our current needs.

As of December 31, 2023, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the city of Rio de Janeiro, Brazil. We believe that our facilities are suitable and adequate for our business as presently conducted; however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

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

A. Operating Results

Overview

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 275 full-time employees as of December 31, 2023 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments include Private Markets strategies (including private equity, real estate, private credit, infrastructure, special situations funds), Liquid Strategies (including public equities and hedge funds), Investment Products and Solutions, or IP&S, Retirement Services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a Financial Advisory Services business, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies (those with annual gross revenue between R$100 million and R$600 million).

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

Segment Reporting

Our strategic decisions comprise five distinct business segments: (i) Private Markets (including private equity, real estate, infrastructure, private credit and special situations), (ii) Liquid Strategies (including public equities and hedge funds), (iii) IP&S, (iv) Financial Advisory Services, and (v) Retirement Services, following the launch of our retirement services strategy in the year ended December 31, 2022.

Our five segments consolidate our ten distinct business strategies: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services; (v) investment products and solutions; (vi) real estate; (vii) infrastructure; (viii) private credit; (ix) special situations; and (x) retirement services.

For more information, see note 22 to our audited consolidated financial statements.

Key Business Metrics

The following table sets forth our AUM and fee-earning AUM, or FEAUM, as of the dates indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	AUM				FEAUM (1)
	Private Markets	Liquid Strategies	IP&S	Total	Private Markets	Liquid Strategies	IP&S	Total

	(in R$ billions)
As of December 31, 2022	28.7	10.2	24.2	63.1	25.3	10.1	24.1	59.4
Capital subscription (capital return)	2.6	—	0.1	2.7	2.6	—	0.1	2.6
Net inflow (outflow)	0.1	(0.2)	(2.8)	(2.9)	0.1	(0.3)	(2.8)	(2.9)
Appreciation (depreciation)	1.6	2.3	1.7	5.6	1.7	2.3	1.7	5.8
As of December 31, 2023	33.0	12.3	23.1	68.5	29.7	12.1	23.1	64.9

(1)	FEAUM is measured as AUM excluding vehicles that are not expected to charge management or performance fees.

Our AUM increased from R$63.1 billion as of December 31, 2022 to R$68.5 billion as of December 31, 2023, an 8.6% increase compared to the previous year.

Overall AUM growth in 2023 was driven by R$4.2 billion of new capital subscriptions in Private Market funds alongside R$5.6 billion of overall AUM appreciation. This growth in AUM was partially offset by a net outflow of R$2.8 billion in our IP&S segment.

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

	For the Year Ended December 31,
	2023	2022

	(in R$ thousands, except as otherwise noted)
Gross revenue from services rendered	486,987	435,947
Net revenue from services rendered	454,420	408,095
FRE(1)	208,433	191,570
FRE Margin (%)(1)	48.1%	48.7%
PRE(1)	10,614	8,046
PRE Margin(%)(1)	49.9%	55.1%
Distributable Earnings(1)	244,205	242,323
Distributable Earnings Margin(%)(1)	43.7%	46.7%

	For the Year Ended December 31,
	2023	2022

	(in R$ thousands, except as otherwise noted)
Profit for the year	219,459	219,401
Net profit margin for the year (%)	48.3%	53.8%
Adjusted Distributable Earnings(1)	245,836	247,747
Adjusted Distributable Earnings Margin(%)(1)	44.0%	47.8%
Adjusted Profit for the year(1)	231,566	215,604
Adjusted Profit Margin for the year(1)	51.0%	52.8%

(1)

FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings, Distributable Earnings Margin, Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year and Adjusted Profit Margin for the year are non-GAAP financial measures that we present for the convenience of investors. See “—Non-GAAP Financial Measures and Reconciliations” for a reconciliation of these measures to their nearest IFRS Accounting Standards measure and “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures” for further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures.

Our net revenue from services rendered is composed of (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory services. Net revenue from fund management remains the main component of our net revenues, amounting to 86.6% of total net revenue from services rendered for the year ended December 31, 2023.

Net revenue from services rendered for the year ended December 31, 2023 amounted to R$454.4 million, an increase of R$46.3 million, or 11.4%, from the year ended December 31, 2022. This was driven primarily by an increase of R$21.9 million in net revenue from fund management as a result of strong fundraising in Private Markets Funds, and of R$17.8 million in net revenue from advisory services, which resulted from stronger deal activity and advisory fees in 2023 as compared to 2022.

Our Adjusted Distributable Earnings for the year ended December 31, 2023 was R$245.8 million, a decrease of R$1.9 million, or 0.8%, compared to our Adjusted Distributable Earnings of R$247.7 million for the year ended December 31, 2022. Our Adjusted Distributable Earnings Margin for the year ended December 31, 2023 was 44.0%, a decrease of 3.8 percentage points compared to our Adjusted Distributable Earnings Margin of 47.8% for the year ended December 31, 2022.

Adjusted Profit for the year ended December 31, 2023 was R$231.6 million, an increase of R$16.0 million, or 7.4%, compared to our Adjusted Profit of R$215.6 million for the year ended December 31, 2022.

Non-GAAP Financial Measures and Reconciliations

This annual report presents our FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings, Distributable Earnings Margin, Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year and Adjusted Profit Margin for the year (each as explained in the footnotes to the table below), which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS Accounting Standards, for the convenience of investors. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

	For the Years Ended December 31,
	2023	2023	2022	2021

	(US$)(1)	(R$)
	(in thousands)
Operating profit	41,757	202,156	178,746	242,460
(-) Net revenue from realized performance fees	(4,605)	(22,296)	(18,218)	(45,348)
(-) Net revenue from unrealized performance fees	215	1,042	3,618	7,715
(+) Share-based payments	3,092	14,967	14,276	3,670
(+) Compensation allocated in relation to performance fees	2,198	10,640	6,554	14,001
(+) Non-operational expenses	397	1,924	6,594	—
FRE(2)	43,053	208,433	191,570	222,498
FRE Margin(2)	48.1%	48.1%	48.7%	52.0%
Operating profit	41,757	202,156	178,746	242,460
(-) Net revenue from fund management	(81,252)	(393,367)	(371,501)	(361,070)
(-) Net revenue from advisory services	(8,221)	(39,799)	(21,994)	(66,755)
(+) Personnel and profit-sharing	37,277	180,467	157,813	157,697
(+) Other general and administrative expenses	14,830	71,797	71,536	65,301
(-) Compensation allocated in relation to performance fees	(2,198)	(10,640)	(6,554)	(14,001)
PRE(3)	2,192	10,614	8,046	23,632
PRE Margin(3)	49.9%	49.9%	55.1%	62.8%
Profit for the year	45,331	219,459	219,401	208,615
(-) Net revenue from unrealized performance fees	215	1,042	3,618	7,715
(+) Income tax from unrealized performance fees	(25)	(120)	(417)	(890)
(+) Compensation allocated in relation to unrealized performance fees	(76)	(369)	(1,278)	(2,733)
(-) Unrealized gain from investment income	(1,406)	(6,808)	12,955	14,598
(+) Income taxes on unrealized gain from investment income	36	175	(369)	(2,658)
(+) Share-based payments	2,809	13,601	12,648	3,670
(-) Income taxes on share-based payments	(116)	(561)	—	—
(-) Depreciation and amortization	1,510	7,310	4,986	3,917
(-) Contingent consideration (earn-out) gain (loss) (after tax)	2,164	10,476	(9,221)	—
Distributable Earnings(4)	50,442	244,205	242,323	232,234
Distributable Earnings Margin(4)	43.7%	43.7%	46.7%	45.0%
Distributable Earnings(4)	50,442	244,205	242,323	232,234
(+) Non-operational expenses (including income tax related to realized expense)	337	1,631	5,425	—
Adjusted Distributable Earnings(5)	50,779	245,836	247,748	232,234
Adjusted Distributable Earnings Margin(5)	44.0%	44.0%	47.8%	45.0%
Profit for the year	45,331	219,459	219,401	208,615
(+) Non-operational expenses (including income tax related to realized expense)	337	1,631	5,425	—
(-) Contingent consideration (earn-out) gain (loss) (after tax)	2,164	10,476	(9,221)	—
Adjusted Profit for the year(6)	47,831	231,566	215,605	208,615
Adjusted Profit Margin for the year(6)	51.0%	51.0%	52.8%	44.8%

(1)

For convenience purposes only, amounts in reais as of December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Fee Related Earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization. FRE Margin is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

(3)

Performance Related Earnings, or PRE, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation allocated in relation to performance fees. PRE Margin is calculated as PRE divided by net revenue from performance fees.

(4)

Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax). Distributable Earnings Margin is calculated as Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

(5)

Adjusted Distributable Earnings is calculated as Distributable Earnings, less non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (including income tax related to realized expense). Adjusted Distributable Earnings Margin is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, and net revenue from advisory services and realized gain from investment income.

(6)

We calculate Adjusted Profit for the year as profit for the year less (a) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization (including income tax related to realized expense), and (b) contingent consideration (earn-out) gain (loss) (after tax). Adjusted Profit Margin for the year is calculated as Adjusted Profit for the year divided by the sum of net revenue from fund management, net revenue from performance fees, and net revenue from advisory services.

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

Brazilian Macroeconomic Environment

Our business is impacted by overall market activity and, in particular, market flows, trading prices and trading volume. While our business is impacted by the overall activity of the market and certain market volatility, this impact is mitigated by (1) the fact that our long-term funds (which comprise 54% of our AUM as of December 31, 2023) are close-ended funds with lock-up periods of up to 15 years or even perpetual in the case of our listed real estate products and quasi-perpetual in the case of our infrastructure products, (2) most of our customers are qualified investors (as defined under CVM rules), institutional clients or investors outside of Brazil that allocate a portion of their capital in emerging markets.

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

	For the Year Ended December 31,
	2023	2022	2021

	(in percentages, except as otherwise indicated)
Real growth (contraction) in GDP(1)	2.9	3.0	4.8
Inflation (IGP-M)(2)	(3.2)	5.5	17.8
Inflation (IPCA)(3)	4.6	5.8	10.1
Long-term interest rates—TJLP/TLP (average)(4)	5.7	5.5	3.5
CDI Rate (average)(5)	13.2	12.4	4.4
Period-end exchange rate / R$ per US$1.00	4.86	5.22	5.58
Average exchange rate / R$ per US$1.00(6)	4.99	5.16	5.40
Appreciation (depreciation) of the real vs. US$ in the period(7)	6.8	6.5	(7.4)

Sources: FGV, IBGE, IPEA, Brazilian Central Bank, BNDES and Bloomberg.

(1)	Average of the last four quarters compared to the previous four quarters. Most recent GDP data available as of December 31, 2023.
(2)	Inflation (IGP-M) is the general market price index measured by the FGV.
(3)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(4)	TJLP/TLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(5)	The CDI Rate is an average of interbank overnight rates in Brazil (daily average for the period).
(6)	Average of the exchange rate on each business day of the year.
(7)	Comparing the U.S. dollar closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

The Brazilian basic interest rate, known as the SELIC Rate, fell from a nominal 14.25% per year to as low as 2.0% until March 2021. As a result of general global economic recovery, and disruptions in global supply chains and the rise of commodity prices there was a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC Rate to 13.75% as of December 31, 2022, in an attempt to curb inflation, which, as measured by the IPCA, came in at 4.62% for the year ended December 31, 2023. The market estimates the SELIC Rate at 9% as of December 31, 2024, according to the Brazilian Central Bank’s February 23, 2024 Focus report. With current real interest rates floating at approximately 6.8% (one-year nominal rate discounting expected future inflation), flows into alternative assets are poised to gain strength when monetary policy moves back to neutral in the future. The following chart shows the historical and expected evolution of the SELIC Rate for the periods indicated.

Source: IBGE, Brazilian Central Bank’s Focus report as of February 23, 2024.

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

Growth of Our AUM

Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities, Hedge Funds and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds.

We generate most of our revenues from management fees and performance fees on funds managed across our investment strategies. Historical fund-raising activities have been impacted by both internal and external factors.

We are seeing the stabilization of interest rates at a healthy level in the medium term, which reassures our ability to raise capital and continue to grow our AUM. Despite the recent environment of higher nominal interest rates, our platform has not experienced material redemptions due to a stickier investor base with long-term proprietary relationships across all our segments. Close relationship with our clients is an important asset in tougher macroeconomic scenarios.

Moreover, although facing a challenging environment in Brazil over the past two years, we were able to grow AUM, from R$57 billion as of December 31, 2021 to R$69 billion as of December 31, 2023, which increase was mostly backed by growth in our Private Markets segment. In particular, we have been experiencing more traction from local investors with respect to Private Markets’ products, as seen by successful capital raises in Private Equity, Infrastructure and Credit. We believe Private Markets’ products will continue to push AUM growth going forward, with new vintages coming to market in several strategies, such as Special Situations and Impact and Return, and new commitments from strategies that are undergoing fundraising, such as VCP, VICC and Vinci Credit Infra.

In parallel, we believe that we will experience a better market environment in Brazil going forward, with nominal rates in single digits number by the end of 2024 and real interest rates converging to a more sustainable level. This scenario should benefit directly our public listed REITs, in our Real Estate and Credit strategies. In late 2023, we raised more than R$1.2 billion for VISC11 alone. With favorable market conditions, we could see more contributions across different strategies in our REITs. Lastly, we believe that a better market environment will also be constructive for IP&S and Public Equities in both inflows and portfolio appreciation. However, these segments usually take more time to respond to lower interest rates.

Moreover, we believe that our new segment, Vinci Retirement Services, will increase Vinci Partners’ exposure to the growing open-ended pension plan industry—an industry with more than R$1.4 trillion in AUM and double-digit growth over the last years, according to FenaPrevi. We began fundraising efforts early in 2023 and as the business evolves in the coming years, we expect increasing capital flows within this segment given the growing demand for solutions that combine long-term returns with asset allocation and cost efficiency.

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

We expect AUM growth trends to remain favorable in the short and medium terms, with the enhancement of our products, historical returns from our funds, the strengthening of our relationships with our current and new investors, and opportunistic environment for inorganic growth—including through our recently announced business combination with Compass. The Compass Transaction is expected to close in the third quarter of 2024, subject to regulatory approvals and other customary closing conditions. For more information, see “Recent Events—Business Combination with Compass.”

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

•

A highly competitive selection process. In 2023, we received over 5,200 resumes from candidates applying for a position with Vinci Partners. Of those candidates, our HR team selected and interviewed over 260 candidates for 44 positions, which represents an average of six candidates interviewed per slot and 118 applications per slot.

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

•

Competitive annual bonuses (equivalent to 61% of total compensation for non-partner employees, on average, for the year ended December 31, 2023) that reflect on our employees’ contribution to our results in the relevant year. We provide comprehensive feedback annually as part of the determination of each employee’s variable compensation.

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

In recent years, we have increased our footprint on digital platforms. We are currently present on 27 digital platforms that distribute our products to retail investors. We view digital channels as a significant opportunity for growth, as retail investors utilize mainly digital platforms to access alternative products, such as public equities, real estate, infrastructure, private credit, hedge funds, and open-end pension products.

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

Our Ability to Compete Effectively

While we have a differentiated business model and a broad range of alternative investment products and services in Brazil, we compete with other investment managers in each specific strategy to attract new clients, increase returns on clients’ investments, win mandates in corporate advisory transactions and introduce innovative financial products. Our ability to compete is influenced by key factors such as:

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

As of December 31, 2023, approximately R$14.3 billion of our AUM, or 20.9%, was related to funds that are raised in U.S. dollars but invested in Brazilian reais.

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

For certain of our funds in our Private Markets strategies, including our flagship Vinci Capital Partners or VCP funds, and during the investment periods of such funds, management fees are charged against committed capital for both U.S. dollar-denominated and real-denominated funds. Once the investment period ends, the U.S. dollar-denominated funds charge management fees against invested capital, while the real-denominated funds charge management fees against net asset value. This distinction between U.S. dollar-denominated funds and real-denominated funds applies only to management fees. Performance fees are calculated on the basis as described.

Description of Performance Fees

Brazilian and U.S. regulations applicable to us and the performance fees that we can charge, set forth certain requirements for the performance fee structures of funds managed by us, as described below.

•	Performance fees must be tied to a verifiable index as a benchmark, published by an independent source, and compatible with the investment policy of the relevant fund.

•	Performance fees are generally not payable in respect of a percentage of the index inferior to 100.0%.

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

•

At the date of calculation of the performance fee, we compare the net asset value per quota against either (1) the net asset value per quota as of the date that the performance fee was last charged or (2) the net asset value as of the fund inception date, and in either case the net asset value per quota may be required to be updated by the corresponding benchmark.

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

Description of Principal Line Items

Net Revenue from Services Rendered

Net revenue from services rendered is composed of: (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory services, in each case net of taxes and contributions comprised of COFINS, PIS and ISS. See note 17 to our audited consolidated financial statements for more details.

Personnel and Profit-Sharing

Personnel and profit-sharing expenses are composed of the total compensation (including salary and profit sharing) paid to our employees.

Other General and Administrative Expenses

Other general and administrative expenses are made up of third-party expenses, depreciation and amortization, travel and representations, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables. See note 18 to our audited consolidated financial statements.

Investment Income

Investment income is income from proprietary investments made by us in our own investment products and income generated through investments made with our cash and cash equivalents. See note 19 to our audited consolidated financial statements.

Other Financial Income

Other financial income includes sublease agreements and foreign currency fluctuations. See note 19 to our audited consolidated financial statements.

Finance Costs

Finance costs include lease agreements, interest expenses on loans and financing, bank fees, investment losses, tax fines, interest on taxes and expense from foreign currency fluctuations. See note 19 to our audited consolidated financial statements.

Income Taxes

Income taxes are comprised of taxes on our corporate income tax and social contribution taxes. Some subsidiaries are taxed on an actual taxable profit regime, while others are taxed based on deemed profit. See note 20 to our audited consolidated financial statements.

Results of Operations of Vinci Partners

Consolidated Results of Operations for the Year Ended December 31, 2023, compared to the Year Ended December 31, 2022

	For the Year Ended December 31,		Variation (%)
	2023	2022

	(in R$ thousands, except for percentages)
Gross revenue from services rendered	486,987	435,947	11.7%

Net revenue from services rendered	454,420	408,095	11.4%
General and administrative expenses	(252,264)	(229,349)	10.0%

Operating profit	202,156	178,746	13.1%
Investment income and financial revenue through amortized cost	115,045	94,728	21.4%
Other financial income	6,764	17,405	(61.1)%
Finance costs	(54,580)	(19,065)	186.3%

Profit before income taxes	269,385	271,814	(0.9)%
Income taxes	(49,926)	(52,413)	(4.7)%

Profit for the year	219,459	219,401	0.0%

Net profit margin for the year (%)	48.3%	53.8%	(10.2)%

Net Revenue from Services Rendered

Net revenue from services rendered for the year ended December 31, 2023 totaled R$454.4 million, a 11.4% increase from R$408.1 million for the year ended December 31, 2022. This R$46.3 million increase was attributable to:

•	a R$21.9 million, or 5.9%, increase in net revenue from fund management, due primarily to:

•

a R$43.9 million, or 21.2%, increase in net revenue from fund management related to (i) our Private Markets segment, which was driven by strong fundraising during 2023 in Private Equity, Infrastructure and Real Estate, combined with catch-up fees for VCP IV and VICC, and (ii) the contribution of a full year of results from our Vinci SPS business, which we acquired in August 2022; and

•

a R$12.7 million, or 15.2%, decrease in net revenue from fund management related to our IP&S segment, which was driven by a shift in the AUM mix within the segment, which has experienced redemptions especially within our pension funds strategy, which carries higher fees; and

•

a R$9.5 million, or 11.7%, decrease in net revenue from fund management in our Liquid Strategies segment, which was driven by a combination of outflow and depreciation effects in funds with higher fees;

•	an increase of R$17.8 million, or 81.0%, in net revenue from advisory services, as a result of stronger deal activity resulting in higher advisory fees in 2023 as compared with 2022;

•

a R$6.7 million, or 45.6%, increase in net revenue from performance fees, which was primarily driven by greater revenues from the performance of liquid funds in Liquid Strategies in 2023 as compared to 2022.

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	2022	Variation (%)

	(R$ thousands, except for percentages)
Personnel and profit-sharing	(165,500)	(143,537)	15.3%
Third-party expense	(33,318)	(38,836)	-14.2%
Right of use depreciation	(9,686)	(10,800)	-10.3%
Depreciation and amortization	(10,094)	(4,986)	102.4%
Travel and representations	(3,928)	(4,535)	-13.4%
Condominium and other operating expenses	(14,771)	(12,379)	19.3%

Personnel and other general and administrative expenses	(237,297)	(215,073)	10.3%

Share-based plans	(14,967)	(14,276)	4.8%

General and administrative expenses	(252,264)	(229,349)	10.0%

General and administrative expenses totaled R$252.3 million for the year ended December 31, 2023, a R$23.0 million, or a 10.0% increase, from R$229.3 million for the year ended December 31, 2022.

Personnel and other general and administrative expenses, which are exclusive of share-based plans, totaled R$237.3 million for the year ended December 31, 2023, a R$22.2 million, or 10.3% increase, from R$215.1 million for the year ended December 31, 2022, which was primarily due to an increase of R$14.8 million in profit-sharing as a result of an increase in net revenue of advisory and performance and by R$12.3 million in additional expenses arising from personnel expenses and depreciation and amortization expenses, which in turn, was offset by R$ 5.5 million in third-party expenses, as below:

•

personnel expenses that totaled R$70.9 million for the year ended December 31, 2023, a R$7.2 million, or 11.3%, increase as compared to the year ended December 31, 2022, which was primarily due to personnel expenses arising from the inflation in the period;

•

depreciation and amortization expenses amounting to R$10.1 million for the year ended December 31, 2023, a R$5.1 million, or 102.4%, increase as compared to the year ended December 31, 2022, which was primarily due to the amortization of management contracts as a result of SPS Capital acquisition, the amortization of investments in our Retirement services segment, and the amortization of placement agent costs related to fundraising from investors; and

•

third-party expenses amounting to R$33.3 million for the year ended December 31, 2023, a R$5.5 million, or 14.2%, decrease as compared to the year ended December 31, 2022, which was primarily due to non-operational costs, such as marketing, consulting and legal counsel in connection with M&A expenses incurred in 2022.

Share-based plans totaled R$15.0 million for the year ended December 31, 2023, a R$0.7 million, or 4.8%, increase, from R$14.3 million for the year ended December 31, 2022. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans” for information on our long-term incentive plans.

Operating Profit

As a result of the foregoing, operating profit totaled R$202.2 million for the year ended December 31, 2023, an increase of R$23.4 million, or 13.1%, from R$178.7 million for the year ended December 31, 2022.

Finance Profit (Loss), Net

Finance profit, net amounted to R$67.2 million for the year ended December 31, 2023, a decrease of R$25.9 million from a profit of R$93.1 million for the year ended December 31, 2022, driven primarily by:

•

a net negative impact of R$15.9 million (compared to R$14.0 million in 2022) in the fair value of contingent consideration variations we undertook in connection with the acquisition of SPS Capital, subject to the achievement of certain fundraising and incremental management fee revenue targets. For more information, see note 14(iv) to our audited consolidated financial statements; and

•

an increase of 17.9 million, or 307.5%, in interest expense on loans and financing, which include interest payments due on our commercial notes, the consideration payable in connection with the SPS acquisition, and interest expenses due on our Series A convertible preferred shares.

This decrease was partially offset by an increase of R$20.3 million, or 21.4%, in investment income and financial income revenue through amortized cost, driven mostly by the appreciation of our financial investments in mutual funds, fixed income investments and investments in U.S. treasury bills.

Income Taxes

Income taxes expenses totaled R$49.9 million for the year ended December 31, 2023, with an effective tax rate of 19%, a decrease of R$2.5 million, or 4.7%, compared to R$52.4 million for the year ended December 31, 2022, with an effective tax rate of 19%. This decrease was primarily attributable to a decrease in taxable income for the period.

Profit for the Year

As a result of the foregoing, profit totaled R$219.5 million for the year ended December 31, 2023, an increase of R$0.1 million from R$219.4 million in the same period of the last year.

Segment Results of Operations for the Year Ended December 31, 2023, compared to the Year Ended December 31, 2022

	For the Year Ended December 31, 2023
	Private Markets	Liquid Strategies	IP&S	Financial Advisory	Vinci Retirement Services	Corporate Center	Total

	(R$ thousands)
Gross revenue from services rendered	274,221	89,265	82,583	40,744	174	—	486,987

Fund Advisory fee	2,700	—	36	40,744	—	—	43,480
Fund Management fee	266,245	76,711	77,749	—	174	—	420,879
Fund Performance fee	5,276	12,554	4,798	—	—	—	22,628
Taxes and contributions	(15,808)	(5,480)	(7,822)	(3,448)	(9)	—	(32,567)
Net revenue from services rendered	258,413	83,785	74,761	37,296	165	—	454,420

Fund Advisory fee	2,471	—	32	37,296	—	—	39,799
Fund Management fee	250,960	71,780	70,462	—	165	—	393,367
Fund Performance fee	4,982	12,005	4,267	—	—	—	21,254
(-) General and administrative expenses (1)	(49,652)	(24,474)	(20,161)	(9,700)	(9,256)	(139,022)	(252,264)

Operating profit (loss)	208,762	59,312	54,600	27,596	(9,091)	(139,022)	202,156

	For the Year Ended December 31, 2022
	Private Markets	Liquid Strategies	IP&S	Financial Advisory	Vinci Retirement Services	Corporate Center	Total

	(R$ thousands)
Gross revenue from services rendered	225,391	94,995	94,862	20,699	—	—	435,947

Fund Advisory fee	3,341	—	32	20,699	—	—	24,072
Fund Management fee	218,393	86,838	91,301	—	—	—	396,532
Fund Performance fee	3,659	8,158	3,526	—	—	—	15,343
Taxes and contributions	(11,816)	(5,684)	(8,561)	(1,791)	—	—	(27,852)
Net revenue from services rendered	213,577	89,312	86,298	18,908	—	—	408,095

Fund Advisory fee	3,057	—	28	18,908	—	—	21,993
Fund Management fee	207,060	81,326	83,114	—	—	—	371,500
Fund Performance fee	3,460	7,986	3,156	—	—	—	14,601
(-) General and administrative expenses (1)	(42,069)	(24,916)	(19,361)	(5,021)	(5,733)	(132,249)	(229,349)

Operating profit (loss)	171,508	64,396	66,937	13,887	(5,733)	(132,249)	178,746

(1)

General and administrative expenses include share-based payments. For further information on our segment results, see note 22 to the audited consolidated financial statements included elsewhere in this annual report.

Private Markets

Net Revenue from Services Rendered

Net revenue from services rendered in our Private Markets segment for the year ended December 31, 2023 was R$258.4 million, an increase of R$44.8 million, or 21.0%, from R$213.6 million for the year ended December 31, 2022, which was primarily due to:

•

an increase of R$43.9 million in net revenue from fund management, which was primarily driven by strong fundraising in the segment during 2023 combined with catch-up fees for our Private Equity fund, VCP IV, and Infrastructure fund, VICC, by the additional capital subscriptions of funds by our Real Estate and Credit teams, and by the full year of SPS Capital in 2023; and

•	an increase of R$0.9 million in net revenue from advisory services and net revenue from performance fees.

General and Administrative Expenses

General and administrative expenses in our Private Markets segment for the year ended December 31, 2023 was R$49.7 million, an increase of R$7.6 million, or 18.0%, from R$42.1 million for the year ended December 31, 2022. This increase was primarily driven by: (1) an increase of R$6.0 million in profit sharing as a result of an increase in management fees; (2) an increase of R$2.7 million in personnel expenses as a result of employee expenses with SPS Capital during the year. This increase was offset by a decrease of R$2.6 million in third-party expenses resulting from service provider expenses, such as accounting and advisory fees, which were incurred in 2022 and ceased to exist in 2023.

Operating Profit

As a result of the foregoing, operating profit in our Private Markets segment for the year ended December 31, 2023 was R$208.8 million, an increase of R$37.3 million, or 21.7%, from R$171.5 million for the year ended December 31, 2022.

Liquid Strategies

Net revenue from services rendered

Net revenue from services rendered in our Liquid Strategies segment for the year ended December 31, 2023 was R$83.8 million, a decrease of R$5.5 million, or 6.2%, from R$89.3 million for the year ended December 31, 2022, mainly due to a decrease of R$9.5 million in net revenue from fund management caused by a combination of market volatility and funds outflow.

General and administrative expenses

General and administrative expenses in our Liquid Strategies segment for the year ended December 31, 2023 was R$24.5 million, a decrease of R$0.4 million, or 1.8%, from R$24.9 million for the year ended December 31, 2022. This decrease was primarily driven by a decrease of R$0.6 million in other operating expenses.

Operating profit

As a result of the foregoing, operating profit in our Liquid Strategies segment for the year ended December 31, 2023 was R$59.3 million, a decrease of R$5.1 million, or 7.9%, from R$64.4 million for the year ended December 31, 2022.

IP&S

Net Revenue from Services Rendered

Net revenue from services rendered in our IP&S segment for the year ended December 31, 2023 was R$74.8 million, a decrease of R$11.5 million, or 13.4%, from R$86.3 million for the year ended December 31, 2022. This decrease was driven primarily by a decrease of R$12.7 million, or 15.2%, in our net revenue from fund management within the segment, which has experienced redemptions, especially within our pension funds strategy which carries higher fees. By contrast, our separate mandates strategy, which carries lower fees, has been gaining relevance, contributing to the decrease in the average management fee rate. This decrease was partially offset by an increase of R$1.1 million in performance fees.

General and Administrative Expenses

General and administrative expenses in our IP&S segment for the year ended December 31, 2023 was R$20.2 million, an increase of R$0.8 million, or 4.1%, from R$19.4 million for the year ended December 31, 2022. This increase was primarily driven by an increase of R$0.7 million in third-party expenses, such as training services to employees.

Operating Profit

As a result of the foregoing, operating profit in our IP&S segment for the year ended December 31, 2023 was R$54.6 million, a decrease of R$12.3 million, or 18.4%, from R$66.9 million for the year ended December 31, 2022.

Financial Advisory Services

Net Revenue from Services Rendered

Net revenue from services rendered in our Financial Advisory Services segment for the year ended December 31, 2023 was R$37.3 million, an increase of R$18.4 million, or 97.2%, from R$18.9 million for the year ended December 31, 2022, which was primarily driven by stronger deal activity in 2023 as compared to 2022.

General and Administrative Expenses

General and administrative expenses in our Financial Advisory Services segment for the year ended December 31, 2023 was R$9.7 million, an increase of R$4.7 million, or 93.2%, from R$5.0 million for the year ended December 31, 2022, which was driven primarily by an increase of R$3.9 million in profit sharing as a result of an increase in net revenue from services rendered.

Operating Profit

As a result of the foregoing, operating profit in our Financial Advisory Services segment for the year ended December 31, 2023 was R$27.6 million, an increase of R$13.7 million, or 98.7%, from R$13.9 million for the year ended December 31, 2022.

Retirement Services

Net Revenue from Services Rendered

Our Retirement Services segment was launched in 2023 to increase Vinci´s exposure to the growing pension plan industry. As of December 31, 2022, this segment was not yet operational, and in the year ended December 31, 2023, we had net revenue from services rendered in this segment in the amount of R$0.2 million, as it began to contribute to AUM figures and management fee revenues.

General and Administrative Expenses

General and administrative expenses in our retirement services segment for the year ended December 31, 2023 was R$9.3 million, an increase of R$3.6 million, or 61.5%, from R$5.7 million for the year ended December 31, 2022, which was driven primarily by an increase of R$1.2 million in depreciation and amortization as a result of the beginning of amortizations in the investments that were made in the segment.

Operating Loss

As a result of the foregoing, operating loss in our retirement services segment for the year ended December 31, 2023 was R$9.1 million, an increase of R$3.4 million, or 58.6%, from R$5.7 million for the year ended December 31, 2022.

Consolidated Results of Operations for the Year Ended December 31, 2022, compared to the Year Ended December 31, 2021

For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2022, compared to the Year Ended December 31, 2021” of our annual report on Form 20-F for the year ended December 31, 2022.

B. Liquidity and Capital Resources

Cash Flows

As of December 31, 2023, we had R$660.3 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for coming 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021

	(R$ thousands)
Cash Flow Data
Net cash inflow from operating activities	214,179	117,900	288,692
Net cash (outflow) from investing activities	138,031	131,838	(1,319,972)
Net cash (outflow) from financing activities	175,020	(215,507)	1,048,024

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

Net Cash Inflow From Operating Activities

Our net cash inflow from operating activities was R$214.2 million in the year ended December 31, 2023, an increase of R$96.3 million, or 81.7%, from net cash inflow from operating activities of R$117.9 million in the year ended December 31, 2022. Net cash inflow for the year ended December 31, 2023 increased primarily due to: (1) an increase of R$82.7 million in contributions to our retirement plan as a result of the start of Retirement Services operations in 2023; and (2) an increase of R$23.4 million in operating profit, primarily due to an increase in management and advisory fees.

Net Cash (Outflow) From Investing Activities

Our net cash from investing activities was R$138.0 million in the year ended December 31, 2023, an increase of R$6.2 million, or 4.7%, from R$131.8 million in the year ended December 31, 2022. This increase primarily resulted from the payment of R$80.0 million for the acquisition of SPS Capital in the year ended December 31, 2022, partially offset by (1) the decrease in the sales of financial instruments of R$43.0 million (net of purchases); and (2) the increase in the purchases of property and equipment and additions to intangible assets of R$30.3 million.

Net Cash (Outflow) From Financing Activities

Our net cash from financing activities were R$175.0 million in the year ended December 31, 2023, a variation of R$390.5 million from net outflow from financing activities of R$215.5 million in the year ended December 31, 2022. The variation primarily resulted from an increase of R$471.8 million due to the issuance of convertible preferred shares, as partially offset by the issuance of commercial notes amounting to R$79.0 million in 2022, net of transactions costs.

To view our cash flow for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” of our annual report on Form 20-F for the year ended December 31, 2022.

Indebtedness

As of December 31, 2023, we had debt liabilities amounting to R$689.9 million. The following is a breakdown of our material indebtedness as of the date of this annual report:

•

Lease liabilities: lease liabilities were initially measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. As of December 31, 2023, we leased three offices with a remaining payment of R$72.8 million (discounted) under leases expiring from one to seven years.

•

Loans and obligations: as of December 31, 2023, our loans and obligations amounted to R$617.1 million. These comprised R$431.3 million in Series A convertible preferred shares, R$73.2 million in commercial notes, R$48.2 million in consideration payable and R$64.4 million in contingent consideration. For more information, see notes 14(i), 14(ii), 14(iii) and 14(iv) to our audited consolidated financial statements.

The following is a breakdown of our remaining lease liabilities and loans and financing as of December 31, 2023:

	Total	Less than one year	1-3 years	3-5 years	More than five years
Lease liabilities	72.8	24.4	28.2	12.3	7.9

Loans and obligations	617.1	76.7	35.1	82.1	423.2

Total	689.9	101.1	63.3	94.4	431.1

Commercial Notes

On August 15, 2022, our subsidiary Vinci Soluções de Investimentos Ltda. issued 80,000 commercial notes in the total principal amount of R$80.0 million (par value R$1,000 per commercial note). The notes have a five-year tenor and mature on August 15, 2027. The notes accrue interest at the CDI rate plus 2.15% per annum and are to be amortized on a semi-annual basis, beginning on February 15, 2023. As of December 31, 2023, the outstanding balance of these notes amounted to R$73.2 million.

The agreement governing our commercial notes contains standard restrictive covenants, including financial covenants. This agreement provides for the acceleration of our obligations on the commercial notes upon the occurrence of an event of default as defined under such agreement. In addition, we are required to comply with financial covenants on an annual basis, beginning on December 31, 2022, and non-financial restrictive covenants. As of December 31, 2023, we were in compliance with the covenants set forth in our notes.

Series A Convertible Preferred Shares

On October 26, 2023, the Company issued and sold 100,000 shares of convertible preferred shares designated as Series A convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$100.0 million. The Series A convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A convertible preferred share is entitled to a cash dividend of 8.0% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$13.60. The Company may require the conversion of any or all of the Series A convertible preferred shares at any time on or after the second-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, our stock price is equal to or above 150% of the conversion rate). The Company may also redeem any or all of the Series A convertible preferred shares for cash upon certain conditions set forth in the certificate of designation. On or after the ten-year anniversary of the original issuance date, the holders of the Series A convertible preferred shares shall have the right to redeem all of the outstanding Series A convertible preferred shares for cash, subject to certain conditions set forth in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible preferred shares for cash at a price set forth in the certificate of designation. The Series A convertible preferred shares will be entitled to the same voting rights as the common shares only when converted into common shares.

Under the terms of IAS 32, our Series A convertible preferred shares was evaluated by our management, which classified as a compound instrument, having both a liability and an equity component from our perspective. Based on this evaluation, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other event that changes the likelihood that the conversion option will be exercised.

For further information on our loans and financing, see note 14 to the audited consolidated financial statements, included elsewhere in this annual report.

Capital Expenditures

In the years ended December 31, 2023, 2022 and 2021, we incurred capital expenditures of R$36.7 million, R$6.5 million and R$3.1 million, respectively. The total capital expenditures as a percentage of net revenue from services rendered was 8.1% in the year ended December 31, 2023, 1.6% in 2022 and 0.7% in 2021, respectively. These capital expenditures mainly include expenditures related to (i) agreements with investment placement agents relating to funds raised from investors in funds managed by us and (ii) investments in systems and applications which are being developed to support our Retirement Services applications .

We expect to maintain our capital expenditures to support the growth of our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, with the net proceeds of our IPO and with the proceeds from the issuance of our Series A convertible preferred shares. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D. Trend Information

Our Market

Brazil is a large and attractive market for financial services. The country has the 7th largest population and the 12th largest economy in the world with 215 million people and a GDP of US$1.9 trillion as of 2022, according to the World Bank. In 2021, Brazil posted a strong recovery with a GDP growth of 4.6%, and has rolled back all monetary and fiscal stimuli introduced in response to the COVID-19 pandemic. The GDP further expanded in 2022 by 2.9% and 2.5% in 2023. Going forward, we believe the path continues to be for constructive macroeconomic environment, supported by a reduction in the rate of inflation, the normalization of interest rates in real terms and a recovery in consumer and business confidence indicators, which are important to improve the planning horizon of families and companies and increase the medium-term outlook for economic growth. Having rolled back all COVID-19-related fiscal and monetary stimuli in 2023, 2022 and 2021, we believe the combination of economic growth and a stabilization of interest rates will create increasingly favorable tailwinds for the asset management industry in the coming years.

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

Board of Directors

As of the date of this annual report, our board of directors is composed of nine members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed such director, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or resignation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

The following table presents the names, ages and position of the current members of our board of directors.

Name	Age	Position
Gilberto Sayão da Silva	53	Chairman
Alessandro Monteiro Morgado Horta	53	Director
Paulo Fernando Carvalho de Oliveira	53	Director
Lywal Salles Filho	77	Director
Rogério Ladeira Furquim Werneck	75	Director
Ana Marta Horta Veloso	55	Director
Guilherme Stocco Filho	49	Director
Sonia Consiglio	56	Director
Peter Ogilvie	41	Director

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

Mr. Lywal Salles Filho is a member of our board of directors. He has sat on the board of several companies and trade associations, such as ANBIMA. He was chairman and CEO of UBS AG in Brazil from 2010 to 2013. Previously, at Banco Itaú Unibanco S.A., Mr. Salles Filho was a senior managing director, leading the bank’s private banking operations globally and sitting as chairman on the boards of directors of Banco Itaú International and Itaú Securities in the United States, and of Banco Itaú Suisse in Zurich, Switzerland. Prior to joining Itaú, Mr. Salles Filho served in several senior roles at Citibank N.A., including as CEO of the Latin American Affluent Clients segment. He also spent 15 years with The Chase Manhattan Bank as business head in the United States, Hong Kong, Brazil and Chile. He holds a master’s of science degree in Management from Syracuse University, and a bachelor’s degree in Economics, as well as a certificate of postgraduate studies in Economics Engineering, from the Universidade Federal do Rio de Janeiro.

Mr. Rogério Ladeira Furquim Werneck holds a PhD in Economics from Harvard and is a professor at PUC-Rio. He has served as a member of our board of directors since 2017. After earning a BA in Economics from Universidade Federal de Minas Gerais, he went to graduate school at Fundação Getúlio Vargas, in Rio, where he later taught from 1975 to 1977. He has been, since 1977, one of the key faculty members of PUC-Rio’s prestigious Department of Economics, having served as its Director for three long terms: 1980-85, 2002-09 and, more recently, 2016-21. He is a biweekly columnist for two of the most important Brazilian newspapers, O Estado de São Paulo and O Globo.

Ms. Ana Marta Horta Veloso holds a degree in Economics from UFMG (Universidade Federal de Minas Gerais) and a master’s degree in Economics from UFRJ (Universidade Federal do Rio de Janeiro). She is a board member of Pontal Energy (since September 2023), Profarma S.A. (since May 2022), Oceânica Engenharia S.A. (since September 2022) and Enauta Participações S.A. (since July 2023). She is the president of the audit committee at Oceânica Engenharia S.A. and the president of the ESG committee of Enauta Participações S.A., where she is also a member of the compensation committee. She has extensive experience both in the financial and electricity sectors, having been the chief executive officer and investor relations officer of Light S.A. between 2015 and 2017 and again from 2019 to October 2020. She also held the position of officer of Equatorial Energia between 2008 and 2015 and represented Equatorial in the board of directors of its invested companies, such as Cemar, Celpa and Gera Maranhão. In 2018, she served as a consultant for GP Investments and for Credit Suisse Energy Infrastructure Partners. Additionally, she was a board member and a member of the Audit Committee and Compensation Committee at Enel/Eletropaulo from 2018 to 2019, a board member and a member of several committees at Light from 2006 to 2010, a board member at Light from 2015 to 2017 and at Equatorial Energia from 2006 to 2008. She also was a representative of BNDES on the boards of directors of Acesita, Klabin, Vale, Valepar, and Globo Cabo (Net/Claro). She worked at BNDES between 1992 and 2005 and at Banco Pactual between 2000 and 2001, when she was on leave from BNDES, and later in Pactual again, between 2006 and 2008.

Mr. Guilherme Stocco Filho has more than 20 years of experience in building up digital businesses and leading corporate transformations. He is responsible for carrying out successful projects in digital banking (Banco Original); startup investments (Domo Invest), mobile and e-commerce (Buscapé), internet platforms (Microsoft), and advertising (Te Respondo). Currently, he is member of the boards of directors of TOTVS and Falconi Consultoria. He is also the co-founder of Futurum Capital. He is a frequent presenter on market trends and innovation, and has spoken at more than 120 events in Brazil, Latin America, Canada, the United States, Denmark, and the United Kingdom. He holds a degree in Business Administration from Fundação Armando Alvares Penteado – FAAP (1997) and also presents lectures on innovation at INSPER MBA in São Paulo, Brazil.

Ms. Sonia Consiglio is a sustainability specialist and one of our board members. She is vice-chair of the Advisory Council for the Disclosure Insight Action (CDP) Latin America, a role held by her since January 2020, and member of the Advisory Council of Brazil Foundation since March 2023. Previously, she served as a director at B3 between 2009 and 2019, having assumed the role of president of the Deliberative Council of the Corporate Sustainability Index (ISE), and as vice-chair and chair of Rede Brasil for UN Global Compact between 2017 and 2019. She also served as director of HR and internal communications and superintendent for BankBoston between 1998 and 2006, as a superintendent of sustainability and institutional communications at Banco Itaú between 2007 and 2009, and as director of social responsibility at Febraban between 2006 and 2009. Ms. Consiglio is a well-acknowledged ESG and corporate communications expert in the financial services industry, having been recognized in 2016 by the United Nations Global Compact as a Sustainable Development Goals (SDG) pioneer, among only ten people in the world. Ms. Consiglio holds a degree in journalism from Faculdade de Comunicação Cásper Líbero (1987).

Mr. Peter Ogilvie is a partner and head of the Ares corporate strategy group. Additionally, he serves as the executive vice president for Ares Acquisition Corporation II, a special purpose acquisition company sponsored by Ares. Mr. Ogilvie has led the Areas corporate strategy group’s efforts on numerous landmark transactions, and is also a board member for LightPoint Financial Technology and Ares Australia Management. Prior to joining Ares in 2007, Mr. Ogilvie worked in the Leveraged Finance and Restructuring Group at Credit Suisse. Mr. Ogilvie holds a B.A. from Yale University in Economics.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Alessandro Monteiro Morgado Horta (our chief executive officer and a member of our board of directors), with broad experience in the financial services industry.

The following table lists the names, ages and position of our current executive officers:

Name	Age	Position
Alessandro Monteiro Morgado Horta	53	Chief Executive Officer
Bruno Augusto Sacchi Zaremba	49	Chairman of Private Equity and Investor Relations
Sergio Passos Ribeiro	51	Chief Operating Officer and Chief Financial Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business address for our executive officers is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

Bruno Augusto Sacchi Zaremba is the chairman of our private equity group and head of our Investor Relations. He is a member of the Board of Directors of LAVCA, as well as of several Vinci Partners portfolio companies, such as Austral, CBO, Domino’s Pizza, Grupo CURA and Vero Internet. Mr. Zaremba is also a member of the Board of Directors of Instituto Órizon, a nonprofit organization founded by Vinci Partners and three other alternative asset managers that works with the concept of venture philanthropy as applied to education- and Brazil-facing non-governmental organizations. Mr. Zaremba started his career in 1996 at Banco Pactual, where he worked as a sell side equity research analyst, leading research for banks, beverages, retail, food and tobacco. After becoming partner of Banco Pactual in 2001, he was assigned to lead the bank’s proprietary equity and debt investments in the U.S. Between 2006 and 2009, he worked in UBS Pactual Alternative Investments Management, with a focus in private equity. He joined Vinci Partners in 2009 as a partner, where he has been fully involved with our private equity strategy since the commencement of our operations. Mr. Zaremba holds a bachelor’s degree in Economics from PUC-Rio, is a Chartered Financial Analyst, or CFA, and completed the OPM 50 program at the Harvard Business School.

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

For the years ended December 31, 2023 and 2022, the aggregate compensation expense for our key management personnel (including our executive officers and directors) for services in all capacities was R$16.7 million and R$16.8 million, respectively, which includes both benefits paid in kind and compensation. See note 21(a) to our audited consolidated financial statements included elsewhere in this annual report. We have not historically provided any pension, retirement or similar benefits to our directors or executive officers as part of their compensation and consequently we have not accrued any amounts for pension, retirement and similar benefits for our directors and executive officers.

Employment Agreements

None of our executive officers have entered into employment agreements with the Company. We have entered into director services agreements with Mr. Lywal Salles Filho and with our independent directors, and such agreements do not provide for any benefits upon termination of their employment with the Company.

Long-Term Incentive Plans

Stock Option Plans

We have implemented stock option long-term incentive plans for eligible employees (each, a Stock Option Plan). The Stock Option Plans govern the issuance of equity incentive awards with respect to our Class A common shares. In the first issuance of stock options under our first Stock Option Plans, which was approved by our board of directors in May 2021, we issued stock options to certain eligible employees representing 2.775% of our common shares outstanding. Such options have an exercise price per share equal to US$18.00 (which was the price per share of our Class A common shares sold in our initial public offering), will vest ratably over a period of three years from February 1, 2021. Participants have the right to exercise their vested options for one year as of February 1, 2024. As of December 31, 2023, we had granted stock options outstanding with respect to 1,482,753 Class A common shares under this plan.

In February 2023, our board of directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. As of December 31, 2023, we had granted stock options outstanding with respect to 1,116,884 Class A common shares under this plan.

In January 2024, our board of directors approved a third Stock Option Plan (as amended in March 2024), which aims to grant up to 1,413,650 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11.04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027.

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

Restricted Shares Plan

We have implemented a Restricted Shares Plan for eligible employees, which was approved by our board of directors on April 4, 2022. The Restricted Shares Plan governs the issuance of equity incentive awards, or RSUs, with respect to our Class A common shares. We expect that the Restricted Shares Plan will not exceed 1.65% of our common shares at any given time. We expect to issue shares to certain eligible employees at no cost. Such shares will vest ratably over a period from one to six years. As of December 31, 2023, we had granted 781,881 Class A RSUs and there were 688,779 RSUs outstanding under this plan.

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

•

reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and other critical accounting policies and practices of the Company;

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

•

Promotion (industry and market): expand formal commitments to an ESG agenda and actively participate in sectoral associations and interest groups to disseminate knowledge and help strengthen the theme in Brazil; and

•

Culture & Practices: strengthen our ESG culture across all areas of the firm, develop our private social investment policy to maximize our philanthropic efforts, and introduce and support relevant ESG agendas (e.g., climate change; carbon footprint; diversity and inclusion).

Innovation Committee

The members of the innovation committee are Guilherme Stocco Filho, who is the chairperson, Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Lywal Salles Filho, Sergio Passos Ribeiro, Roberto Leuzinger, Ronaldo Buruchovitch, Fernando Lovisotto, Gabriel Felzenszwalb, José Carlos Carvalho, Vinicius Albernaz, Luiz Otavio Laydner and Alexandre Machado.

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

Board Diversity

The following matrix outlines the gender identity and the demographic background of the members of our board of directors in accordance with the Nasdaq rules to which we are subject:

Board Diversity Matrix (as of December 31, 2023)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors:	2	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	—
LGBTQ+:	—
Did not Disclose Demographic Background:	—

D.	Employees

As of December 31, 2023, 2022 and 2021, we had 275, 283 and 244 full-time employees, respectively. As of December 31, 2023, all our employees were based in our offices in São Paulo, Rio de Janeiro, Recife, Ribeirão Preto and New York City.

The table below breaks down our full-time personnel by function as of December 31, 2023:

Function	Number of Employees	% of Total
Investment Professionals – Private Markets	61	22.0%
Investment Professionals – Public Markets	24	12.0%
Financial Advisory Professionals	10	4.0%
Sales and Distribution	27	10.0%
Research & Market Risk	18	7.0%
Legal and Compliance	9	3.0%
Technology	17	6.0%
General and Administrative	99	36.0%

Total	275	100.0%

Our employees in Brazil are affiliated with the union of capital markets employees for the geographic area in which they work.

E.	Share Ownership

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

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares and our Series A convertible preferred share as of December 31, 2023.

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

	Shares Beneficially Owned						% of Total Voting Power(1)
	Common Shares				Preferred Shares
Shareholders	Class A		Class B		Series A
	Shares	%	Shares	%	Shares	%
5% Shareholders
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0	—	—	75.6
Alessandro Monteiro Morgado Horta	8,266,422	21.0	—	—	—	—	4.3
Ares Management LLC(3)	7,354,020	15.8	—	—	100,000	100.0	3.8
Samlyn Capital, LLC(4)	2,629,571	6.7	—	—	—	—	1.4
Adage Capital Partners, L.P.(5)	2,011,610	5.1	—	—	—	—	1.1
SPX Gestão de Recursos Ltda.(6)			—	—	—	—

Executive Officers and Directors
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0	—	—	75.6
Alessandro Monteiro Morgado Horta	8,266,422	21.0	—	—	—	—	4.3
Paulo Fernando Carvalho de Oliveira	1,859,944	4.7	—	—	—	—	1.0
Lywal Salles Filho	206,661	0.5	—	—	—	—	0.1
Guilherme Stocco Filho	—	—	—	—	—	—	—
Ana Marta Horta Veloso	—	—	—	—	—	—	—
Rogério Ladeira Furquim Werneck	—	—	—	—	—	—	—
Bruno Augusto Sacchi Zaremba	1,446,624	3.7	—	—	—	—	—
Sergio Passos Ribeiro	1,115,967	3.2	—	—	—	—	0.8
Sonia Consiglio	—	—	—	—	—	—	0.6
Peter Ogilvie	—	—	—	—	—	—	—
All directors and executive officers as a group (11 persons)	12,895,618	32.8	14,466,239	100.0	—	—	82.3

Others (7)	13,948,485	35.5	—	—	—	—	7.3

Public float	12,468,475	31.7	—	—	—	—	6.5

Total (8)	39,312,578	100.0	14,466,239	100.0	100,000	100.0	100.0

(1)

Percentage of total voting power represents voting power with respect to all of our outstanding Class A common shares and Class B common shares, as a single class. A holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. Pursuant to the certificate of designations, a holder of our Series A convertible preferred shares is entitled to have the right to receive notice of, attend and/or vote at a general meeting, on an as-converted basis, with holders of our Class A common shares on all matters submitted to a vote of the holders of our Class A common shares, except where a separate class vote of common shareholders is required by the Companies Act. In addition, the terms of our Series A convertible preferred shares require the approval of a majority of our Series A convertible preferred shares voting as a separate class for us to take the following decisions, among others described in the certificate of designations: (1) amend our organizational documents in a manner that would have an adverse effect on the Series A convertible preferred shares; and (2) issue securities that are senior to, or equal in priority with, the Series A convertible preferred shares. For more information about the voting rights of our Class A common shares, Class B common shares and Series A convertible preferred shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”
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

(3)

Based on a statement on Schedule 13D jointly filed on November 6, 2023 by Ares Investments Holdings LLC, Ares Holdings L.P., Ares HoldCo LLC, Ares Management Corporation, Ares Voting LLC, Ares Partners HoldCo LLC and Ares Management GP LLC, the date of the last available Schedule 13D filed by such persons with the SEC. Such persons’ business address is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. Our Series A convertible preferred shares will be convertible at the option of the holders of such shares at any time after the closing of the issuance into Class A common shares at an initial conversion rate of 73.5402 Class A common shares for each Series A convertible preferred share, subject to adjustment as provided in the certificate of designations of such Series A convertible preferred shares, which represents an initial conversion price of approximately US$13.60 per Class A common share. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Series A Convertible Preferred Shares” and note 14(i) to our audited consolidated financial statements included elsewhere in this annual report.

(4)

Based on a statement on Schedule 13G jointly filed on February 14, 2024 by Samlyn Capital, LLC, Samlyn, LP and Robert Pohly, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business address is 500 Park Avenue, 2nd Floor, New York, New York 10022.

(5)

Based on a statement on Schedule 13G jointly filed on February 7, 2024 by Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Management, L.P, Robert Atchinson and Phillip Gross, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business address is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(6)

On February 8, 2024, SPX Gestão de Recursos Ltda. filed a statement on Schedule 13G stating that as of January 5, 2024, it held 2,487,422 Class A common shares, which would represent 6.3% of the total number of outstanding Class A common shares and 1.3% of total voting power as of December 31, 2023. Such statement is the last available Schedule 13G filed by such person with the SEC, and no previous Schedule 13G had been filed by such person with the SEC; accordingly, we are unable to asset such person’s beneficial ownership of our shares as of December 31, 2023. Such person’s business address is Rua Humaita, 275, 5th floor, Rio de Janeiro, Rio de Janeiro 22261-005, Brazil.

(7)	Includes all shareholders of Vinci Partners Brazil prior to our IPO that are not directors or executive officers of Vinci Partners.
(8)

Does not include (i) 3,134,771 Class A common shares held in treasury., and (ii) the 7,354,020 Class A common shares beneficially owned by Ares, which would result from the conversion of its Series A convertible preferred shares as described in footnote (3) above.

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

Voting Agreement

Pursuant to the securities purchase agreement governing the Ares investment, we agreed to appoint a representative of Ares Investments Holdings LLC, or AIH, designated by AIH, to serve as a director on our board of directors, and a representative of AIH to serve as a board observer. On October 26, 2023, we and Gilberto Sayão da Silva entered into a voting agreement pursuant to which Mr. Sayão agreed to vote in favor of the nomination and appointment of the Ares board member. Ares is an express third-party beneficiary of the representations, warranties and covenants of such voting agreement and is entitled to enforce the terms thereof, including any rights or remedies hereunder, as if Ares was an original party thereto.

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

Receivables from Related Parties

We paid refundable expenses for non-operational related companies. As of December 31, 2023 and 2022, we had receivables from these companies in the amount of R$4.0 thousand and R$0.3 million, respectively.

Employees Loans

We advanced payments to our employees, in which the amount is rated at the CDI Rate, in the amount of R$5.5 million as of December 31, 2023, compared to R$6.4 million as of December 31, 2022.

Receivables from Employees

We sold part of our treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029 and as restated by an inflation index. These receivables amounted to R$18.8 million as of December 31, 2023.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS Accounting Standards.

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

In 2023, 2022 and 2021, we paid dividends totaling R$190.1 million, R$211.3 million and R$256.0 million, respectively. In 2023, we declared dividends per share related to earnings through the period ended September 30, 2023 in the amount of US$8.7 million for the first quarter of 2023, US$10.8 million for the second quarter of 2023 and US$9.1 million for the third quarter of 2023, totaling US$28.6 million, or R$141.5 million, which was entirely paid as of December 31, 2023. During the first quarter of 2024, we declared dividends per share in the amount of US$10.8 million for the fourth quarter of 2023, or R$53.3 million, which was entirely paid on March 7, 2024. See also “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of Our Results of Operations” regarding our historical practice for distributing dividends to our partners.

In the year ended December 31, 2023, holders of the Series A convertible preferred shares received dividends in cash amounting to US$1.4 million (R$ 7.0 million), which were paid on January 1, 2024.

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

As of December 31, 2023, we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for which we believe a loss is probable in accordance with accounting rules. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

For further information, see note 23 to our audited consolidated financial statements.

Civil Matters

The civil claims to which we are a party generally relate to consumer claims, including those related to portfolio management. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of December 31, 2023, we were not aware of any legal proceedings of a civil nature for which we believe a loss is probable in accordance with applicable accounting rules.

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

As of December 31, 2023, we were party to seven labor-related judicial and administrative proceedings though we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for labor-related matters for which we believe a loss is probable in accordance with accounting rules. Out of those seven proceedings, we were party to three labor lawsuits totaling R$0.8 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

Tax and Social Security Matters

As of December 31, 2023, we were party to three administrative proceedings and judicial tax and social security proceedings, which amounted to a total of R$22.1 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. The main proceeding was filed in 2018 to charge debts related to IRPJ/CSLL/PIS/COFINS for the 2013 fiscal year, and amounted to a R$18.2 million payment, which already corresponds to the principal amount plus the fines and interest as of December 31, 2023. The other proceedings relate to social security contributions on profit sharing payments to employees made in 2011 and ISS taxes levied on services rendered to investment funds located abroad. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

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

Our Articles of Association authorize the issuance of up to 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association) and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association. As of December 31, 2023, we had 39,312,578 Class A common shares and 14,466,239 Class B common shares of our authorized share capital issued and outstanding. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding.

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

At the date of this annual report, our total authorized share capital is US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;

•	250,000,000 shares are designated as Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association);

•	249,900,000 shares are as yet undesignated and shall have the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association; and

•

100,000 shares that are designed as Series A convertible preferred shares (having previously constituted shares that were undesignated by class and having been so designated by our board of directors in accordance with Article 4 of our Articles of Association).

As of December 31, 2023, we had a total issued share capital of US$2,845.68, divided into 53,778,817 common shares. Those common shares were divided into 39,312,578 Class A common shares and 14,466,239 Class B common shares. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding.

Treasury Stock

As of December 31, 2023, Vinci Partners had 3,134,771 Class A common shares in treasury.

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

Holders of our Series A Preferred Shares will not have the right to receive notice of, attend and/or vote at a general meeting of the Company except those described in the Articles of Association, in the certificate of designations or as otherwise from time to time specifically required by the Companies Act. Notwithstanding the foregoing, our Series A Preferred Shares shall be entitled to have the right to receive notice of, attend and/or vote at a general meeting, on an as-converted basis, with holders of our Class A Common Shares on all matters submitted to a vote of the holders of Class A Common Shares, except where a separate class vote of the common shareholders is required by the Companies Act. In addition, so long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the Articles of Association, the affirmative vote or consent of the holders of at least a majority of the issued and outstanding Series A Preferred Shares, voting as a single class, given in person or by proxy, either in writing without a meeting or by vote at a separate general meeting of the holders of the Series A Preferred Shares called for the purpose, shall be necessary for effecting or validating certain actions set forth in the certificate of designations, whether or not such approval is required pursuant to the Companies Act, including (1) to amend our organizational documents in a manner that would have an adverse effect on the Series A convertible preferred shares; and (2) to issue securities that are senior to, or equal in priority with, the Series A convertible preferred shares

Preemptive or Similar Rights

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

Our directors are Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Paulo Fernando Carvalho de Oliveira, Lywal Salles Filho, Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso, Guilherme Stocco Filho, Sonia Consiglio and Peter Ogilvie. Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso, Guilherme Stocco Filho and Sonia Consiglio are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.

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

So long as Mr. Sayão da Silva has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vinci Partners, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vinci Partners has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vinci Partners. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 75.6% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.”

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular investor’s decision to hold our Class A common shares. This discussion applies only to a U.S. Holder that holds our Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

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

A U.S. Holder is a beneficial owner of Class A common shares that is for U.S. federal income tax purposes:

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets, and receive directly our proportionate share of the income, of any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. As an investment platform, we generate active income primarily from our management services. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, we believe that we were likely not a PFIC for our 2023 taxable year. However, this belief is based in part on our determination of the value of our equity utilizing various criteria, including discounted cash flows, market prices for certain of our assets and a control premium, which differs from the market price of our Class A common shares. For 2022 and prior taxable years, our expectation as to whether or not we were a PFIC was based on the market price of our Class A common shares. Whether we were a PFIC in 2023, and whether we will be a PFIC in any future year, is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; (ii) our PFIC status for any taxable year depends on the composition of our income and assets and the value of our assets from time to time (which may be uncertain and potentially volatile); and (iii) the law applicable to determining whether our goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation. To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we were not a PFIC in 2023 or that we will not be a PFIC for any future taxable year. In addition, there can be no assurance that the IRS will agree with our conclusion or our methodology for determining, or our determination of, the value of our goodwill. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

(i)	Currency Risk

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

(ii)	Interest Rate Risk

Our profit or loss is sensitive to higher or lower interest income from cash and cash equivalents and mutual funds as a result of changes in interest rates. See note 4.1(d) to our audited consolidated financial statements for a summary of our sensitivity to changes in interest rates.

The following are the risk rates that we are exposed to: (1) the SELIC Rate;; (2) the IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo); (3) US interest rate.

(iii)	Price Risk

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

The majority of our financial investments that are exposed to significant price risk are the Brazilian real estate investments trust (REITs), private equity investments, and Brazilian stock prices. See note 4.1(d) to our audited consolidated financial statements for a sensitivity analysis of the price risk for assets held by us.

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

See note 4.1(c) of our audited consolidated financial statements for a summary of our net debt as of December 31, 2023, 2022 and 2021.

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to the material weaknesses discussed in “Item 3. Key Information—D. Risk factors—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer or CFO as of December 31, 2023 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2023, our internal controls were not effective due to the material weaknesses discussed above.

C.	Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm because, as an “emerging growth company,” as defined under the JOBS Act, we are exempt from this requirement.

D.	Changes in internal control over financial reporting

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2023, 2022 and 2021. The material weaknesses identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS Accounting Standards and the SEC and managing access to our systems, data and end-user computing, or EUC, controls, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, in 2021, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies. In 2022, the consultant along with the Company, mapped out the processes and designed a risk and control framework relating to internal controls over financial reporting, and suggested action plans for some of our internal controls to be validated by the applicable staff. The consultant’s work was completed in 2023 and has enabled us to focus on control gaps and related action plans. Notwithstanding, as the risk and control framework requires continuous updating, new risks and controls or control gaps that are not mapped in the current assessment may arise.

Additionally, we identified material weaknesses related to training, specifically, training to address financial reporting topics for a public company as of December 31, 2021 and 2020. Beginning in the year ended December 31, 2022 and continuing through 2023, we sought to address these material weaknesses by appointing a firm to train our employees on financial reporting topics for a public company, and the material weakness has since been remedied. Continuous staff training is part of our culture and, consequently, we plan to continue to provide necessary training during the year ended December 31, 2024 to relevant staff members related to this matter to mitigate the risk of uncovering material weaknesses in the future.

In addition, we identified material weaknesses as of December 31, 2020 related to the supervision of financial reporting for a public company, including lack of an audit committee. In 2021, we created our audit committee in connection with our IPO (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”) and further created an internal controls department, which is leading the remediation process along with the external consultant and is responsible for completing our action plans, monitoring, reviewing and testing controls, and ensuring that new controls are in place for new processes or changes in existing processes. Further, in 2023, we created and implemented our internal audit department, operating under the direct supervision of the audit committee. The internal audit department is leading the effectiveness evaluating procedures over the relevant internal controls related to the financial reporting process and entity governance.

Moreover, we identified control deficiencies as of December 31, 2023, 2022 and 2021, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Beginning in the year ended December 31, 2022 and continuing into 2023, we have sought to remedy our control deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements. In 2023, formal review and documentation processes were implemented for accounting procedures and controls related to the accuracy of information required to produce the financial statements. In 2024, we also hired an external consultant to support the accounting team in preparing and developing an internal manual for significant accounting policies.

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

ITEM 16C. Principal accountant fees and services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2023 and 2022. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2023 and 2022. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 in connection with our initial public offering, and such ongoing appointment was approved by our audit committee for each of the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2023	2022
	(in R$ thousands)
Audit fees	1,229	1,319
Audit-related fees	122	83
Tax fees	—	—
All other fees	364	—

Total	1,715	1,402

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

Tax fees

In 2023, there were no tax fees billed for professional services for tax compliance, tax advice and tax planning.

All other fees

All other fees relate to fees in connection with due diligence services rendered in connection with the Compass Transaction. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Events—Business Combination with Compass.”

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

ITEM 16D. Exemptions from the listing standards for audit committees

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Status.”

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

On June 15, 2022, our board of directors approved a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of our outstanding Class A common shares across both plans. These plans were approved to replace our previous plans, which expired on May 31, 2022. The plans commenced immediately and did not have a specified expiration date, other than when the R$60.0 million buyback limit was reached. We financed purchases with existing cash balances derived from our Distributable Earnings, which did not have a material impact on capital levels. Under the share buyback plan, buybacks were made from time-to-time in open market and negotiated purchases in compliance with Rule 10b-18 under the Exchange Act. The specific prices, numbers of shares and timing of purchase transactions were determined by us from time to time in our sole discretion. Under the share repurchase plan, repurchases were carried out by J.P. Morgan Securities LLC, as agent of the Company, from time-to-time in open market and negotiated purchases, and in compliance with Rule 10b5-1(c)(1)(i)(B) under the Exchange Act. In either case, buybacks were subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors.

On February 10, 2023, our board of directors approved a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of its outstanding Class A common shares across both plans. These plans were approved to replace the plans approved on June 15, 2023, which were set to expire on the date that the R$60.0 million buyback limit set thereunder is reached. The new buyback and repurchase plans commenced on the expiration date of the legacy plans, and did not have specified expiration dates, other than when the R$60.0 million buyback limit was reached. We financed purchases with existing cash balances derived from our Distributable Earnings, which did not have a material impact on capital levels. Under the share buyback plan, buybacks were made from time-to-time in open market and negotiated purchases in compliance with Rule 10b-18 under the Exchange Act. The specific prices, numbers of shares and timing of purchase transactions were determined by us from time to time in our sole discretion. Under the share repurchase plan, repurchases were carried out by a broker, as agent of the Company, from time-to-time in open market and negotiated purchases, and in compliance with Rule 10b5-1(c)(1)(i)(B) under the Exchange Act. In either case, buybacks were subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors.

Set forth below, in tabular format, is disclosure on the repurchase of Vinci Partners Class A common shares for the year ended December 31, 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Real Value) of Shares that May Yet Be Purchased under the Plans or Programs
January 1 to January 31, 2023	105,623	R$	47.80	105,623	24,973,612
February 1 to February 28, 2023	111,771	R$	53.22	111,771	79,024,862
March 1 to March 31, 2023	149,642	R$	46.72	149,642	72,034,071
April 1 to April 30, 2023	74,953	R$	42.56	74,953	68,843,966
May 1 to May 31, 2023	181,488	R$	41.74	181,488	61,268,175
June 1 to June 30, 2023	301,908	R$	44.05	301,908	47,969,719
July 1 to July 31, 2023	223,612	R$	48.09	223,612	37,215,773
August 1 to August 31, 2023	311,664	R$	48.96	311,664	21,956,531
September 1 to September 30, 2023	170,242	R$	52.25	170,242	13,061,934
October 1 to October 31, 2023	93,249	R$	53.53	93,249	8,070,589
November 1 to November 30, 2023	—		—	—	8,070,589
December 1 to December 31, 2023	—		—	—	8,070,589
Total	3,557,004	R$	47.53	3,557,004	8,070,589

On February 7, 2024, our board of directors approved a share buyback plan to buy back up to R$60.0 million of our outstanding Class A common shares, which shall be executed through open market transactions or privately negotiated purchases. The plan is approved to replace the share buyback and repurchase plans approved by our board of directors on February 14, 2023, which expired on the date that the R$60.0 million buyback limit set thereunder was reached. The new plan will not have a specified expiration date (other than when the R$60.0 million buyback limit is reached). We expect to finance purchases with existing cash balances derived from our Distributable Earnings, which is not expected to have a material impact on capital levels. Under the plan, buybacks may be made from time-to-time through open market transactions or privately negotiated purchases in compliance with SEC Rule 10b-18 and Rule 10b5-1. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Under the plan, repurchases will be carried out through a broker acting as an agent of the Company, from time-to-time in open market and negotiated purchases, and in compliance with SEC Rule 10b5-1. In either case, buybacks are subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors. The plan does not obligate the Company or any agent to acquire any particular amount of Class A common shares, and may be suspended or discontinued at any time.

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

ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

ITEM 16J. Insider trading policies

Not applicable.

ITEM 16K. Cybersecurity

Our cybersecurity risk management program is designed to leverage the security risks within senior management, based on industry best practices, and to provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of our infrastructure, services and applications supported/developed internally and by third-party service providers.

Cybersecurity Framework

Our cybersecurity framework covers detection, prevention, mitigation, countermeasures, monitoring, alerting, and reporting solutions. We use several solutions that work in layers to provide the necessary security for the business and mitigate the risks. We work with a third-party security partner, or more specifically a Managed Security Services Provider, or MSSP, in several activities within the framework. This framework includes but it is not limited to:

•	Security and incident response policies: every employee must agree and sign our policies, which are all available on our intranet;

•	Staff information security training: annual staff information security training, which is part of our mandatory refresh program and is managed by our cybersecurity team;

•	Vulnerability management: monthly “scans” are performed on our IT infrastructure, which are provided by our MSSP;

•	Compliance management: the creation of security and control baseline based on the CIS benchmark for our IT infrastructure, and which is provided by our MSSP;

•	Patch management: the periodic installation of security updates on our IT environment;

•	Penetration tests: annual penetration tests are performed on applications and Internet perimeter, and we use third parties to perform this activity;

•	Brand monitoring: this service provides security against potential frauds using the “Vinci Partners” brand and is provided by our MSSP;

•	Phishing tests: annual phishing tests for all employees, the results of which are discussed in our security training materials;

•	Security operations center: a full-time (24x7x365) security operations center that monitors our IT infrastructure through our MSSP;

•

Technical solutions: these include perimeter defense (e.g., firewalls and web application firewalls), endpoint protection, anti-spam and anti-phishing tools, malicious e-mails detection and blocking, internet access control and filtering, and multifactor authentication for all employees;

•	Weekly cybersecurity meetings: our cybersecurity team have weekly meetings to discuss any applicable risks and their respective action plans; and

•

Business continuity management: a daily process used to replicate and copy relevant business applications from our main production services and send it to a disaster recovery site, which is tested on an annual basis.

Management Roles

Our board of directors has overall oversight responsibility for our risk management and our cybersecurity risk management program, and such oversight is supported by our cybersecurity committee. Our cybersecurity committee is composed of our IT and compliance managers, including our chief technology officer, or CTO, our chief information security officer, or CISO, our chief financial officer, our chief legal and compliance officer and our chief risk officer CRO. This committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management, in turn, is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Once a cybersecurity threat is identified from the given framework, it is discussed within the cybersecurity team to evaluate its respective risk. The team also engages a third-party to assist evaluating the risk from a technical perspective monthly and on demand. Threats and risks are discussed weekly by the cybersecurity team, monthly with our chief financial officer and quarterly with the cybersecurity committee’s meetings,or on demand, as needed. Security incidents are reported to our cybersecurity committee, in alignment with the company’s incident response policy.

Our cybersecurity programs are under the direction of our CTO, who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. The CISO is responsible for establishing strategies and actions that ensure that the technologies used by Vinci and information assets are adequately protected. Our CISO is an experienced information systems security professional and information security manager with many years of experience. Management, including the CISO, regularly update our cybersecurity committee on our cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports quarterly that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

Cybersecurity Incidents and Threats

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Risks Relating to Our Business and Industry—Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services could expose us to liability and protracted and costly litigation and damage our reputation” in this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-61 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association of Vinci Partners Investments Ltd. (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

1.2	Certificate of Designations of Series A Convertible Preferred Shares, Par Value US$0.00005, of Vinci Partners Investments Ltd. dated October 26, 2023 (incorporated herein by reference to Exhibit 99.1 of our Current Report on Form 6-K (File No. 001-39938) filed with the SEC on October 26, 2023).**

2.1	Description of Securities registered under Section 12 of the Exchange Act.*

4.1	Vinci Partners Investments Ltd. 2021 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-271473) filed with the SEC on April 27, 2023).**

4.2	Vinci Partners Investments Ltd. 2023 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to our registration statement on Form S-8 (File No. 333-271473) filed with the SEC on April 27, 2023).**

4.3	Vinci Partners Investments Ltd. 2022 Restricted Share Unit Award Plan (incorporated herein by reference to Exhibit 99 to our registration statement on Form S-8 (File No. 333-264118) filed with the SEC on April 4, 2022).**

4.4	Securities Purchase Agreement dated October 10, 2023, by and among Vinci Partners Investments Ltd. and Ares Investments Holdings LLC (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (File No. 001-39938) filed with the SEC on October 10, 2023.**

4.5	Vinci Partners Investments Ltd. 2024 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-276712) filed with the SEC on January 26, 2024).**

4.6	Vinci Partners Investments Ltd. 2024 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-278660) filed with the SEC on April 12, 2024).**

8.1	List of subsidiaries.*

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

11.1	Code of Ethics and Whistleblower Policy, as adopted in December 2023.*

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.*

97.1	Compensation Recoupment Policy, as adopted on October 25, 2023.*

99.1	Statement of Trading Policies, as adopted on February 24, 2023 (incorporated herein by reference to Exhibit 99.1 to our annual report on Form 20-F (File No. 001-39938) filed with the SEC on April 18, 2023).**

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 18, 2024

Vinci Partners Investments Ltd.

By:	/s/ Alessandro Monteiro Morgado Horta
Name: Alessandro Monteiro Morgado Horta
Title: Chief Executive Officer

By:	/s/ Sergio Passos Ribeiro
Name: Sergio Passos Ribeiro
Title: Chief Operating Officer and Chief Financial Officer

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Vinci Partners Investments Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vinci Partners Investments Ltd. and its
subsidiaries (the “Company”) as of December 31, 2023 and December 31, 2022, and
the
related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of
its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

Rio de Janeiro , February 7, 2024

/s/ PricewaterhouseCoopers
Auditores Independentes Ltda.
We have served as the Company’s auditor since 2010.

F-2

Vinci Partners Investments Ltd.
Consolidated balance sheets
All amounts in thousands of reais unless otherwise stated

Assets	Note	12/31/2023	12/31/2022
Current assets
Cash and cash equivalents	5(c)	660,305	136,581

Cash and bank deposits	5(c)	15,896	30,108
Financial instruments at fair value through profit or loss	5(c)	173,300	106,473
Financial instruments at amortized cost	5(c)	471,109	—
Financial instruments at fair value through profit or loss	5(d)	1,168,355	1,243,764
Accounts receivable	5(a)	101,523	57,675
Sub-leases receivable	10	4,071	1,500
Taxes recoverable		2,219	1,555
Other assets	6	19,109	16,481

Total current assets		1,955,582	1,457,556

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	7,146	5,985
Accounts receivable	5(a)	16,638	17,298
Sub-leases receivable	10	1,467	1,343
Taxes recoverable		325	3,141
Deferred taxes	20	13,487	9,241
Other assets	6	19,427	1,065

		58,490	38,073

Property and equipment	8	12,591	11,951
Right of use – Leases	10	58,308	70,136
Intangible assets	9	214,748	189,238

Total non-current assets		344,137	309,398

Total assets		2,299,719	1,766,954

The accompanying notes are an integral part of these consolidated financial statements.

F-
3

Vinci Partners Investments Ltd.
Consolidated balance sheets
All amounts in thousands of reais unless otherwise stated

Liabilities and equity	Note	12/31/2023	12/31/2022
Current liabilities
Trade payables		1,869	1,247
Leases	10 and 5(e)	24,381	24,147
Accounts payable	11	6,020	7,328
Labor and social security obligations	12	101,506	87,732
Loans and obligations	14	76,722	13,168
Taxes and contributions payable	13	24,853	22,291

Total current liabilities		235,351	155,913

Non-current liabilities
Leases	10 and 5(e)	48,431	62,064
Labor and social security obligations	12	5,357	2,968
Loans and obligations	14	540,369	162,122
Deferred taxes	20	3,883	8,340
Retirement plans liabilities	15	85,554	—

Total non-current liabilities		683,594	235,494

Total liabilities		918,946	391,407

Equity	16
Share capital		15	15
Additional paid-in capital		1,408,438	1,382,038
Treasury shares	16(f)	(172,863)	(114,978)
Retained earnings		111,444	81,310
Other reserves		31,876	24,149

		1,378,910	1,372,534

Non-controlling interests in the equity of subsidiaries	7(b)	1,864	3,013

Total equity		1,380,774	1,375,547

Total liabilities and equity		2,299,719	1,766,954

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

Vinci Partners Investments Ltd.
Consolidated statement of income
Years ended December 31
All amounts in thousands of reais unless otherwise stated

Statements of Income	Note	2023	2022	2021
Net revenue from services rendered	17	454,420	408,095	465,458
General and administrative expenses	18	(252,264)	(229,349)	(222,998)

Operating profit		202,156	178,746	242,460

Finance income	19	121,809	112,133	28,511
Finance expenses	19	(54,580)	(19,065)	(13,129)

Finance profit, net		67,229	93,068	15,382

Profit before income taxes		269,385	271,814	257,842

Income taxes	20	(49,926)	(52,413)	(49,227)

Profit for the year		219,459	219,401	208,615

Attributable to the shareholders of the parent company		220,608	219,417	208,615
Attributable to non-controlling interests		(1,149)	(16)	—
Basic earnings per share/quota in Brazilian Reais	16 (g)	4.02	3.89	3.77
Diluted earnings per share/quota in Brazilian Reais	16 (g)	3.85	3.84	3.77
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

Vinci Partners Investments Ltd.
Consolidated statement of comprehensive income
Years ended December 31
All amounts in thousands of reais unless otherwise stated

	2023	2022	2021
Profit for the year	219,459	219,401	208,615

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees
Vinci Capital Partners GP Limited	(10)	2	14
Vinci USA LLC	(2,352)	(781)	988
Vinci Capital Partners F III GP Limited	(60)	(20)	5
GGN GP LLC	(7)	(9)	13
VICC Infra GP LLC	(27)	15	—
Vinci Capital Partners IV GP LLC	(147)	(34)	—
Total comprehensive income for the year	216,856	218,574	209,635

Attributable to:
Shareholders of the parent company	218,005	218,590	209,635
Non-controlling interests	(1,149)	(16)	—

	216,856	218,574	209,635

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Vinci Partners Investments Ltd.
Consolidated statement of changes in equity
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Share capital	Additional Paid-in capital	Retained earnings	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
At December 31, 2020	8,730	0	0	10,491	0	19,221	15	19,236

Profit for the year			208,615			208,615	0	208,615
Other comprehensive income:
Foreign exchange variation of investee located abroad				1,021		1,021	(1)	1,020
Corporate Reorganization	(8,719)	8,719				0		0
Proceeds from the issuance of shares	4	1,392,370				1,392,374	29	1,392,403
Transactions costs from proceeds from the issuance of shares		(19,051)				(19,051)		(19,051)
Share based payments				3,670		3,670		3,670
Treasury quotas bought					(52,585)	(52,585)		(52,585)
Treasury quotas canceled						0		0
Allocation of profit:
Dividends			(138,432)			(138,432)		(138,432)
At December 31, 2021	15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

Profit for the year			219,417			219,417	(16)	219,401
Other comprehensive income:
Foreign exchange variation of investee located abroad				(827)		(827)	(2)	(829)
Proceeds from the issuance of shares, net from capital returned						0	2,988	2,988
Share based payments				9,794		9,794		9,794
Treasury quotas bought					(62,393)	(62,393)		(62,393)
Allocation of profit:
Dividends			(208,290)			(208,290)		(208,290)

At December 31, 2022	15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the year	—		220,608	—	—	220,608	(1,149)	219,459
Other comprehensive income:
Foreign exchange variation of investee located abroad	—		—	(2,603)	—	(2,603)	—	(2,603)
Fair value option of convertible preferred shares	—	34,141	—	—	—	34,141	—	34,141
Transactions costs from the issuance of preferred shares	—	(1,958)	—	—	—	(1,958)	—	(1,958)
Share based payments	—	(2,783)	—	10,330	2,783	10,330	—	10,330
Treasury shares bought, net of shares sold	—	(3,000)	—	—	(60,668)	(63,668)	—	(63,668)
Allocation of profit:
Dividends	—		(190,474)	—	—	(190,474)	—	(190,474)
At December 31, 2023	15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Vinci Partners Investments Ltd.
Consolidated statement of cash flows
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes	2023	2022	2021
Cash flows from operating activities
Profit before taxation		269,385	271,814	257,842
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	18	19,780	15,786	13,729
Investment income of financial instruments at fair value through profit or loss		(97,703)	(86,047)	(24,787)
Net foreign exchange on liabilities at amortized cost	14(i)	(16,513)	—	—
Interest expense on loans and obligations	19	23,654	5,804	—
Gain/loss on remeasurement of contingent consideration	19	15,872	(13,971)	—
Allowance for expected credit loss	18	—	(4)	21
Share based payments	18	14,967	14,276	3,670
Financial result on lease agreements	19	9,109	8,969	12,084

		238,551	216,627	262,559
Changes in assets and liabilities
Accounts receivables		(43,187)	(10,064)	11,819
Taxes recoverable		2,152	(1,389)	(1,992)
Other assets		(20,990)	(11,286)	7,716
Trade payables		622	392	(208)
Accounts payable		(1,575)	156	(667)
Labor and social security obligations		11,527	(21,349)	65,575
Taxes and contributions payable		(780)	(1,705)	1,105
Contribution for retirements plans		82,734	—	—

		30,503	(45,245)	83,348

Cash generated from operations		269,054	171,382	345,907
Income tax paid		(54,875)	(53,482)	(57,215)

Net cash inflow from operating activities		214,179	117,900	288,692

Cash flows from investing activities
Payment for acquisition of subsidiary	7	—	(80,000)	—
Cash and cash equivalent increased from business combination	7	—	497	—
Purchases of property and equipment and additions to intangible assets		(36,738)	(6,476)	(3,091)
Acquisition of non-controlling quotas		—	—	—
Purchase of financial instruments at fair value through profit or loss		(281,012)	(341,157)	(1,420,834)
Sales of financial instruments at fair value through profit or loss		455,781	558,974	103,953

Net cash (outflow) from investing activities		138,031	131,838	(1,319,972)

Cash flows from financing activities
Proceeds from the issuance of shares/quotas	16(a)	—	—	1,319,403
Capital increase (decrease) of non-controlling interests in the equity of subsidiaries		—	2,988	—
Interest payments of loans and obligations	14(ii)	(11,975)	—	—
Principal payments of loans and obligations	14(ii)	(8,889)	—	—
Transactions costs paid	16(d)	—	—	(19,051)
Treasury shares acquisition paid, net of treasury shares sold	16(f)	(62,769)	(63,353)	(50,831)
Lease payments, net of sublease received		(23,044)	(22,848)	(18,534)
Loans and obligations acquisitions		—	79,026	—
Issuance of convertible preferred shares	16(d)	471,835
Dividends paid	16(e)	(190,138)	(211,320)	(255,963)

Net cash (outflow) from financing activities		175,020	(215,507)	1,048,024

Net increase in cash and cash equivalents		527,230	34,231	16,744

Cash and cash equivalents at the beginning of the year	5(c)	136,581	102,569	83,449
Foreign exchange variation of cash and cash equivalents in subsidiary		(3,506)	(219)	2,376

Cash and cash equivalents at the end of the year	5(c)	660,305	136,581	102,569
Non-cash
financing activities
Dividends declared and not yet paid until December 31, 2023 and 2022 were R$ 3,791 (Note 11) and R$ 4,363, respectively.
Consideration payable and contingent consideration
(earn-out)
as of December 31, 2023 and 2022 were 64,370 and 48,499 (Note 14), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out
obligation was classified as a financial liability.
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations
Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as “Entity”, “Group” or “Vinci”). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, financial advisory services and retirement services. The actual shareholders of the Entity are disclosed in Note 16.
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
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards).
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
New and revised accounting standards
The Group has not changed its accounting policies as a result of new standards and amendments effective for the first time for periods commencing on or after 1 January 2023.
The issuance of these consolidated financial statements was authorized by the Entity’s management on February 7th, 2024.

(a)	Consolidated financial statements
Vinci operates as an asset management firm. The Group focuses on private markets, liquid strategies, financial advisory, investment products and solutions, and retirement services, which comprise the main activity of the Group.
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
Ownership interest in subsidiaries on December 31, 2023 and 2022 are as follows:

	Interest - %
	12/31/2023	12/31/2022
Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100

F-
10

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Amalfi Empreendimentos e Participações S.A.	—	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	—

(1)	Minority interest represents less than 0.001%.
(2)	Under the terms of IFRS 10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.
(3)
Vinci has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência. Vinci Vida e Previdência commenced its operations in April 2023.

(4)
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
The Group treats transactions with
non-controlling
interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling
interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling
interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.
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
In 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.
The strategic decisions of the Group comprise five distinct business segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions; (iv) Financial advisory and (v) Vinci retirement services (Note 20).
Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

F-1
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). Vinci has no financial assets classified as FVOCI as of December 31, 2023, and 2022.
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

F-1
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
The Group uses a provision matrix to calculate expected credit losses, for accounts receivables When applicable, the Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the expected credit losses on our accounts receivables and contract assets is disclosed in note 5.

2.7	Intangible assets
Goodwill
Goodwill is measured as described in note 2.16. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.
Management Contracts
Management contracts acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Refer to note 9(c) for further details.
Placement Agent
Placement Agent comprises costs incurred by Vinci in connection to agreements with investments placement agents, relating to funds raised from investors in funds managed by the Group.

F-1
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), Placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.
Placement Agent costs will generate future economic benefits to Vinci through the Funds managed by the Group.
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
Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. During the years ended December 31, 2023 and 2022 management do not identify any event that could impact the recoverable value of the intangible assets.

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

F-1
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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

2.10	Accounts payables
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

F-1
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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

F-1
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 22 “Segment Reporting” for a disaggregated presentation of revenues from contracts with customers, as follows:

(a)	Management fees
Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci to provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.05% and 2.93% (2022: between 0.05% and 2.93%).

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

F-1
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

For closed-ended funds focused on value generation, such as the private equity and infrastructure funds, we follow a European-style waterfall structure and the threshold and carry is different between the Brazilian funds and the foreign investor funds. For the Brazilian funds we use a threshold generally indexed to IPCA plus an interest rate, which can vary from 6% to 8%. For the foreign investor funds, the threshold is an 8% return in U.S. dollars and the carried interest is on excess return over the capital contribution.
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
Financial advisory fees are related to the service provided by the Group mainly on the support of mergers and acquisitions transactions. Substantially, the fees are recognized when the transaction is concluded, based on success fees.

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
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The excess of the consideration transferred, the amount of any non-controlling
interest in the acquired entity, and the identifiable net assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.
Any goodwill that arises is tested annually for impairment. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (shall not exceed one year from the acquisition date) about facts and circumstances which existed at the acquisition date.
Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

2.17	Loans and obligations
Loans and obligations are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.
Convertible preferred shares, which are redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognized in profit or loss as finance expenses.
The fair value of the liability portion of a convertible preferred share is determined using a market interest rate for an equivalent non-convertible
financial instrument. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the instrument. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders’ equity.

F-1
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

•	Financial evaluation of compound instruments.

4	Financial risk management
The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group’s risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group’s financial performance.

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
(i) Risk management
As of December 31, 2023, and 2022 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the main counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci’s treasury review expected credit losses on a regular basis.
(ii) Impairment of financial assets
The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

•	Debt investments carried at amortized cost.
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Market risk
(i) Foreign exchange risk
At the reporting date, the carrying amount value of the Group’s financial assets and liabilities exposed to US Dollars were as follows:

Balance sheet	12/31/2023	12/31/2022
Cash and cash equivalents	486,977	30,087
Financial instruments at fair value through profit or loss	606	—
Accounts receivable	5,927	13,823
Other receivables	2,381	1,618

Current assets	495,891	45,528
Other receivables	(29)	—
Leases, property and equipment	2,684	3,596

Non-current assets	2,655	3,596
Trade payables	589	1,657
Loans and obligations	6,993	—
Labor and social security obligations	5,485	7,295

Current liabilities	13,067	8,952
Payables to related parties	—	608
Other payables	242	—
Loans and obligations	424,340	—
Lease	940	1,973

Non-current liabilities	425,522	2,581

Net Equity	59,957	37,591

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	12/31/2023	12/31/2022	12/31/2021
Financial revenue	742	2,514	—
Financial expense	(775)	(2,986)	(372)

Net foreign exchange result, net	(33)	(472)	(372)

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

F-
20

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(c)	Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificates of deposits of R$ 189,196 (12/31/2022 – R$ 136,581) that are expected to readily generate cash inflows for managing liquidity risk.
Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	12/31/2023	12/31/2022
Cash and cash equivalents	660,305	136,581
Financial instruments at fair value through profit or loss (i)	1,168,355	1,243,764
Trade payables	(1,869)	(1,247)
Labor and social security obligations	(106,863)	(90,700)
Accounts payable	(6,020)	(7,328)
Lease liabilities	(72,812)	(86,211)
Convertible preferred shares	(431,334)	—
Commercial notes	(73,189)	(83,212)
Consideration payable	(48,199)	(43,579)
Contingent consideration	(64,370)	(48,499)
Retirement plans liabilities	(85,554)	—

Net debt	938,450	1,019,569

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2021	(117,807)	—	—	(85,544)	102,569	1,372,926

Cash flow and dividends provision	18,532	—	—	24,440	26,599	(215,046)
Fair value adjustment	—	—	—	—	7,413	85,884
Addition and finance expenses accrual	—	(175,290)	—	(25,197)	—	—
Foreign exchange adjustments	—	—	—	—	—	—
Other changes (i)	—	—	—	90	—	—

December 31, 2022	(99,275)	(175,290)	—	(86,211)	136,581	1,243,764

Cash flow and dividends provision	(15,477)	20,864	(82,734)	25,830	522,328	(172,629)
Fair value adjustment	—	(28,686)	(2,820)	(2,737)	1,396	97,220
Addition and finance expenses accrual	—	(450,493)		—	—	—
Foreign exchange adjustments	—	16,513		—	—	—
Other changes (i)	—	—		(9,694)	—	—

December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

(i)	Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which are being presented as in other comprehensive income statements.

F-2
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Maturities of financial liabilities
Except for the retirement plans liabilities, the tables below analyze the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at December 31, 2023	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount
Trade payables	(1,869)	—	—	(1,869)	(1,869)
Labor and social security obligations	(101,505)	(2,458)	(2,900)	(106,863)	(106,863)
Lease liabilities	(24,381)	(32,786)	(36,017)	(93,184)	(72,812)
Accounts payable	(6,020)	—	—	(6,020)	(6,020)
Loans and financing	(114,390)	(182,178)	(783,572)	(1,080,140)	(617,091)

Total	(248,165)	(217,422)	(822,489)	(1,288,076)	(804,655)

Contractual maturities of financial liabilities at December 31, 2022	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount
Trade payables	(1,247)	—	—	(1,247)	(1,247)
Labor and social security obligations	(87,732)	(2,968)	—	(90,700)	(90,700)
Lease liabilities	(24,147)	(45,878)	(43,356)	(113,381)	(86,211)
Accounts payable	(7,328)	—	—	(7,328)	(7,328)
Loans and financing	(20,876)	(104,761)	(90,890)	(216,527)	(175,290)

Total	(141,330)	(153,607)	(134,246)	(429,183)	(360,776)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of				Total	Carrying amount
financial liabilities	Rio de Janeiro	São Paulo	NY Office	contractual	non-current
At 31 December 2023	Office (BM336)	Office	(3rd Avenue)	cash flows	liabilities
2025	(16,549)	(5,013)	—	(21,532)	(18,764)
2026	(10,051)	(1,253)	—	(11,304)	(9,510)
2027	(10,051)	—	—	(10,051)	(6,535)
2028	(10,051)	—	—	(10,051)	(5,786)
2029	(10,051)	—	—	(10,051)	(5,123)
2030	(5,863)	—	—	(5,863)	(2,713)

Total	(62,616)	(6,266)		(68,852)	(48,431)

Contractual maturities of				Total	Carrying amount
financial liabilities	Rio de Janeiro	São Paulo	NY Office	contractual	non-current
At 31 December 2022	Office (BM336)	Office	(3rd Avenue)	cash flows	liabilities
2024	(20,110)	(5,013)	(1,044)	(26,167)	(21,681)
2025	(15,742)	(5,013)	—	(20,755)	(15,186)
2026	(9,625)	(1,253)	—	(10,878)	(8,108)
2027	(9,625)	—	—	(9,625)	(5,541)
2028	(9,625)	—	—	(9,625)	(4,905)
2029	(9,625)	—	—	(9,625)	(4,343)
2030	(5,615)	—	—	(5,615)	(2,300)

Total	(79,967)	(11,279)	(1,044)	(92,290)	(62,064)

F-2
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

•	0.26% (or R$ 3.2 million) of the financial investment portfolio for a confidence interval of 95% on December 31, 2023 (0.18% or R$ 2.4 million on December 31, 2022).

•	0.53% (or R$ 6.8 million) of the financial investment portfolio for a confidence interval of 99% on December 31, 2023 (0.30% or R$ 3.95 million on December 31, 2022).
Additionally, the Group evaluated the financial investment portfolio on December 31, 2023 and 2022, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	12/31/2023	12/31/2022
Current inflation	Inflation index	-100bps	12.3	1.6
Exchange traded real estate funds	Share prices	-10%	(14.4)	(17.9)
Brazilian stock prices	Share prices	-10%	(9.3)	(5.8)
Fixed-rate offshore rates	US yield curve	-100bps	(34.9)	(1.8)
Foreign exchange rate	Foreign exchange rates	10% (***)	(0.4)	4.1
Domestic base overnight rate	Domestic base overnight rate	-100bps	(6.0)	(6.9)
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

F-2
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
The Group holds the following financial instruments:

Financial assets	Section		12/31/2023	12/31/2022
Accounts receivable	(a	)	118,161	74,973
Other financial assets at amortized cost	(b	)	5,519	6,356
Cash and cash equivalents	(c	)	660,305	136,581
Financial assets at fair value through profit or loss (FVPL)	(d	)	1,175,501	1,249,749

			1,959,486	1,467,659
Financial liabilities
Liabilities at amortized cost	(e	)	114,752	99,275
Lease liabilities	(e	)	72,812	86,211
Loans and financing	(e	)	617,091	175,290

			804,655	360,776
The Group’s exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	12/31/2023	12/31/2022
Accounts receivable from contracts with customers	101,673	57,841
Loss allowance	(150)	(166)
Non-current assets
Accounts receivable from contracts with customers	16,638	17,298

	118,161	74,973
Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.
Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in its entirety. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
Non-current
accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur. Vinci expects the unrealized performance fees will be received during 2024. However, since its realization is subject to uncertainty, the balance is presented as a non-current
receivable.
Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on quarterly basis Vinci analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

F-2
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The loss allowances for accounts receivable as of December 31, 2023 and 2022 reconcile to the opening loss allowances as follows:

	12/31/2023	12/31/2022
Opening loss allowance on January 1	(166)	(170)
Decrease in accounts receivable allowance recognized in profit or loss	16	4

Closing loss allowance on December 31	(150)	(166)
Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2023 and 2022. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost
Financial assets at amortized cost refer to the following debt instruments:

	12/31/2023	12/31/2022
Employees loans (Note 6 (i))	5,519	6,356
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
See note 6 for more details.

c)	Cash and cash equivalents

	12/31/2023	12/31/2022
Cash and bank deposits	15,896	30,108
Financial instruments at fair value through profit or loss (i)	173,300	106,473
Financial instruments at amortized cost (ii)	471,109	—

	660,305	136,581
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 100.5% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(ii) Comprised of US Treasury Bills with maturity date in March 2024.

d)	Financial assets at fair value through profit or loss
The group classifies the following financial assets at fair value through profit or loss (FVPL):

•	Mutual funds;

•	Private markets funds.

F-2
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Financial assets measured at FVPL include the following categories:

	12/31/2023	12/31/2022
Current assets	1,168,355	1,243,764

Mutual funds	1,168,355	1,243,764
Non-current assets	7,146	5,985

Private markets funds	7,146	5,985
The following table demonstrate the funds invested included in each category mentioned above.

Mutual funds	12/31/2023	12/31/2022
Vinci Monalisa FIM Crédito Privado IE (2)	991,470	1,057,547
Vinci Multiestratégia FIM	11,642	165,339
Vinci International Master Portfolio SPC - Reflation SP	606	12,824
Vinci Institucional FI RF Referenciado DI	62,687	—
Vinci Reservas Técnicas FI RF DI	2,199	—
Retirement services investment funds (1)	85,554	—
FI Vinci Renda Fixa CP	14,197	8,054

	1,168,355	1,243,764

Private markets	12/31/2023	12/31/2022
Vinci Capital Partners III Feeder FIP Multiestratégia	4,262	3,351
Nordeste III FIP Multiestratégia	2,884	2,634

Total Private markets funds	7,146	5,985

(1) These funds refer to the financial products as part of the Company’s retirement plans services. See Note 15 for further information.
(2) Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

Net Asset Value	12/31/2023	12/31/2022
	991,470	1,057,547

Real estate funds	234,245	220,617
Mutual funds	535,430	743,479
Private equity funds	136,810	70,367
Other assets/liabilities	84,985	23,084
The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 76% of its investments are liquid and may be redeemed and 24% are non-redeemable
investments. The following tables demonstrate the funds invested by Vinci Monalisa:
Mutual funds
Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As December 31, 2023 and 2022, Vinci Monalisa holds R$ 535,430 and R$ 743,479 of investments in mutual funds, respectively, which are distributed in the following classification:

Mutual Funds’ classification	12/31/2023	12/31/2022
Interest and foreign exchange (a)	84.93%	72.79%
Unrestricted investments (b)	—	11.83%
Foreign investments (c)	4.56%	6.20%
Macro (d)	3.96%	3.16%
Specific strategy (e)	6.55%	6.02%

	100.00%	100.00%

F-2
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds without commitment to concentration in any specific strategy.

(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(e)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds	12/31/2023	12/31/2022
Vinci Credit Securities FII (i)	70,049	75,720
Vinci Imóveis Urbanos FII (ii)	53,884	53,346
Vinci Offices FII (iii)	34,639	43,163
Vinci Fulwood DL FII (iv)	52,849	25,521
Other real estate funds (v)	22,824	22,867

	234,245	220,617
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
(iv) The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.
(v) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private markets funds	12/31/2023	12/31/2022
Vinci Impacto Ret IV FIP Multiestratégia	4,687	2,925
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	10,290	10,924
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura	50,698	33,946
Vinci Crédito Infra Institucional Fundo Incentivado - Infraestrutura	46,844	7,584
Other funds	24,291	14,988

Total private markets funds	136,810	70,367

(i) Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As December 31, 2023 and 2022, the fund held investment in Água Vermelha Transmissora de Energia S.A.
During the year, the following gains were recognized in profit or loss:

	12/31/2023	12/31/2022	12/31/2021
Fair value gains on investments at FVPL recognized in finance income	110,363	94,174	27,982

e)	Financial liabilities

Current	12/31/2023	12/31/2022
	210,498	133,622

Trade payables	1,869	1,247
Labor and social security obligations (Note 12)	101,506	87,732
Loans and obligations (Note 14)	76,722	13,168
Lease liabilities	24,381	24,147
Accounts payable (Note 11)	6,020	7,328
Non-current	594,157	227,154

Lease liabilities	48,431	62,064
Labor and social security obligations (Note 12)	5,357	2,968
Loans and obligations (Note 14)	540,369	162,122

	804,655	360,776

F-2
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Fair value hierarchy
This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On December 31, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	173,300	—	173,300
Mutual funds	—	1,168,355	—	1,168,355
Private equity funds	—	—	7,146	7,146

Total Financial Assets	—	1,341,655	7,146	1,348,801

	On December 31, 2022
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	106,473	—	106,473
Mutual funds	—	1,243,764	—	1,243,764
Private equity funds	—	—	5,985	5,985

Total Financial Assets	—	1,350,237	5,985	1,356,222
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
Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 151,645, R$ 542,358 and R$ 212,482, respectively (2022: R$ 172,228, R$ 743,479 and R$ 111,623, respectively).
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
All
non-listed
assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund’s investments, performed by the fund’s management (Vinci Capital and Vinci Infra) or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund’s investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund’s management).

(c)	Fair value measurements using significant unobservable inputs (level 3)

F-2
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The following table presents the changes in level 3 items for the period/year ended December 31, 2023 and December 31, 2022:

Fair Value
Opening balance January 1, 2022	8,593
Capital deployment	1,229
Sales and distributions (a)	(4,008)
Gain recognized in finance income	171

Closing balance December 31, 2022	5,985
Capital deployment	947
Sales and distributions	(247)
Gain recognized in finance income	461

Closing balance December 31, 2023	7,146

(a)	In 2022, Vinci Infra Transmissão FIP – Infraestrutura was transferred to Vinci Monalisa.

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

6	Other assets

	12/31/2023	12/31/2022
Employees loans (i)	5,519	6,356
Sundry advances	152	192
Advances to projects in progress (ii)	12,771	9,774
Other prepayments	319	155
Related parties’ receivables (iii)	4	253
Guarantee deposits (iv)	494	523
Receivables from employees (v)	18,820	—
Sublease receivables	224	—
Others	233	293

	38,536	17,546

Current	19,109	16,481
Non-current	19,427	1,065

	38,536	17,546

(i)	Refers to amounts receivable from employees.

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to an intercompany transaction. See Note 21 (b) for more details.

(iv)	Refers to the security deposit of a lease.

(v)	Refers to an intercompany transaction. See Note 21 (d) for more details.

F-
30

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

7	Investments

(a)	Business Combination

(i)	Summary of acquisition
On 16 August 2022, Vinci Soluções de Investimentos Ltda., a wholly owned subsidiary of Vinci, acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda (“SPS”), a leading independent alternative asset manager focused on the Special Situations segment in Brazil.
Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	80,000
Consideration payable – Note 14 (iii)	41,962
Contingent consideration (Earn-out) – Note 14 (iv)	62,470

Total purchase consideration	184,432

The assets and liabilities evaluated at fair value at the acquisition date was recognized as follows:

Cash and cash equivalents	497
Accounts receivable	1,222
Taxes recoverable	27
Other assets	56
Property and equipment	170
Trade payables	(24)
Labor and social security obligations	(1,267)
Taxes and contributions payable	(588)
Management contracts (*)	22,049

Net identifiable assets acquired	22,142
Goodwill	162,290
Net assets acquired	184,432

(*)The valuation technique used for measuring the fair value of Management contracts, as a separately identified intangible assets, was MEEM (
Multi-Period Excess Earnings
).
Contingent Consideration
(Earn-out)
In the event that certain
pre-determined
fundraising and incremental management fee is achieved for the years ended until December 31, 2026, an additional consideration in VINP’s Class A common shares through an earnout structure will be paid in 2027, up to a maximum number of 1.7 million shares.

F-3
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Non-controlling interests (N C I)
Set out below is summarized financial information for each subsidiary that has non-controlling
interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Summarized Balance Sheet
Current assets	232	—	100,873	18,322	101,105	18,322
Current liabilities	(707)	(1)	(2,816)	(601)	(3,523)	(602)

Current net assets	(475)	(1)	98,057	17,721	97,582	17,720
Non-current assets	601	601	13,549	3,345	14,150	3,946
Non-current liabilities	(1,550)	(732)	(96,805)	(759)	(98,355)	(1,491)

Non-current net assets	(949)	(131)	(83,256)	2,586	(84,205)	2,455
Net assets	(1,424)	(132)	14,801	20,307	13,377	20,175

Accumulated NCI	(356)	(33)	2,220	3,046	1,864	3,013

F-3
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		Vinci Int’l Real Estate	Total
of comprehensive income	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2022	12/31/2023	12/31/2022
Revenue	90	—	74	—	90	164	90
Profit for the period	(1,292)	(131)	(5,505)	107	—	(6,797)	69
Total comprehensive income	(1,292)	(131)	(5,505)	107	—	(6,797)	69

Profit/(loss) allocated to NCI	(323)	(32)	(826)	16	—	(1,149)	(16)

F-3
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years
en
d
ed Dec
em
ber
31
All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Property and equipment

	12/31/2023
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total
Cost
At January 1, 2023	11,782	47,824	7,113	10,241	873	77,833
Acquisitions, net of disposals	1,076	2,574	521	496	(82)	4,585
Foreign Exchange variations of property and equipment abroad	—	(1,435)	—	(412)	—	(1,847)

At December 31, 2023	12,858	48,963	7,634	10,325	791	80,571

Accumulated depreciation At January 1, 2023	(8,473)	(42,188)	(5,707)	(9,514)	—	(65,882)
Depreciation	(830)	(2,447)	(421)	(229)	—	(3,927)
Foreign Exchange variations of property and equipment abroad		1,430	—	399	—	1,829

At December 31, 2023	(9,303)	(43,205)	(6,128)	(9,344)	—	(67,980)

Net book value
At January 1, 2023	3,309	5,636	1,406	727	873	11,951

At December 31, 2023	3,555	5,758	1,506	981	791	12,591

Annual depreciation rate - %	10	From 10 to 20	20	10	—	—

F-3
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2022
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total
Cost
At January 1, 2022	11,620	49,024	6,379	10,532	789	78,344
Aquisitions	143	183	586	103	84	1,099
Assets recognized as a result of SPS acquisition	19	—	148	3	—	170
Foreign Exchange variations of property and equipment abroad	—	(1,383)	—	(397)	—	(1,780)

At December 31, 2022	11,782	47,824	7,113	10,241	873	77,833

Accumulated depreciation At January 1, 2022	(7,644)	(41,389)	(5,323)	(9,694)	—	(64,050)
Depreciation	(829)	(2,166)	(384)	(199)	—	(3,578)
Foreign Exchange variations of property and equipment abroad	—	1,367	—	379	—	1,746

At December 31, 2022	(8,473)	(42,188)	(5,707)	(9,514)	—	(65,882)

Net book value
At January 1, 2022	3,976	7,635	1,056	838	789	14,294

At December 31, 2022	3,309	5,636	1,406	727	873	11,951

Annual depreciation rate - %	10	From 10 to 20	20	10	—	—

F-3
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Intangible assets
Intangible assets include expenditures with the development of the software, placement agent, management contracts and the goodwill generated by the acquisition of SPS.
The software development comprises mainly products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients’ portfolio and systems and applications which are being developed to support retirement services applications.
The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset’s recoverable amount. There were no
indications of impairment of intangible assets for the year ended December 31, 2023 and 2022.

	12/31/2023
	Software development	Placement Agent (a)	Goodwill (b)		Management Contracts (c)	Total
Cost
At January 1, 2023	28,250	1,359	162,290		22,049	213,948
Additions	12,684	19,469	—		—	32,153
Foreign exchange variation of intangible assets abroad	(601)	(106)	—		—	(707)

At December 31, 2023	40,333	20,722	162,290		22,049	245,394

Accumulated amortization
At January 1, 2023	(23,629)	(65)	—		(1,016)	(24,710)
Amortization	(1,636)	(1,863)	—		(3,048)	(6,547)
Foreign exchange variation of intangible assets abroad	579	32	—			611

At December 31, 2023	(24,686)	(1,896)	—		(4,064)	(30,646)

At January 1, 2023	4,621	1,294	162,290		21,033	189,238

At December 31, 2023	15,647	18,826	162,290		17,985	214,748

Amortization rate (per year) - %	20%	(a )	(b	)	(c )	—
(a) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from investors in funds managed by the Group. These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), Placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

F-3
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. At December 31, 2023, goodwill was tested and no provision for impairment losses was identified by Vinci.
Key assumptions to determine the fair value of goodwill include discounted cash flow calculations based on current performance and considering current market indicators listed below. There were no significant changes to assumptions between acquisition and reporting date.
Inputs to determine fair value of Goodwill:

Annual inflation rate – Brazil	4%
Discount Rate	12.5%
(c) Refers to the purchase price allocated to Fund’s Management Contracts as a result of SPS acquisition. These amounts are amortized based on the duration of the related funds, from September 2022 to December 2030.
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

F-3
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2022
	Software development	Placement Agent (a)	Goodwill (b)		Management Contracts (c)	Total
Cost
At January 1, 2022	24,790	—	—		—	24,790
Additions	4,018	1,359	—		—	5,377
Assets recognized as a result of SPS acquisition	—	—	162,290		22,049	184,339
Foreign exchange variation of intangible assets abroad	(558)	—	—		—	(558)

At December 31, 2022	28,250	1,359	162,290		22,049	213,948

Accumulated amortization
At January 1, 2022	(23,633)	—	—		—	(23,633)
Annual amortization	(559)	(65)	—		(1,016)	(1,640)
Foreign exchange variation of intangible assets abroad	563	—	—		—	563

At December 31, 2022	(23,629)	(65)	—		(1,016)	(24,710)

At January 1, 2022	1,157	—	—		—	1,157

At December 30, 2022	4,621	1,294	162,290		21,033	189,238

Amortization rate (per year) - %	20%	(a )	(b	)	(c )	—

F-3
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Leases
This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet
The balance sheet shows the following amounts relating to leases:

	12/31/2023	12/31/2022
Sub-lease receivable
Rio de Janeiro Office - BM 336	5,538	2,843

Total	5,538	2,843

Current	4,071	1,500
Non-current	1,467	1,343

Total	5,538	2,843

Right of use assets
Rio de Janeiro Office - BM 336	48,741	55,758
São Paulo Office – JRA	8,780	12,682
NY Office - Third Avenue	787	1,696

Total	58,308	70,136

Lease liabilities
Rio de Janeiro Office - BM 336	(61,051)	(70,538)
São Paulo Office – JRA	(10,821)	(13,701)
NY Office - Third Avenue	(940)	(1,972)

Total	(72,812)	(86,211)

Current	(24,381)	(24,147)
Non-current	(48,431)	(62,064)

Total	(72,812)	(86,211)

Reductions to the
right-of-use
assets until December 31, 2023 were R$ 2,045 (additions of R$ 15,838 during 2022 financial year).

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	2023	2022	2021
Right of use assets depreciation	(9,686)	(10,800)	(9,812)
Financial expense	(9,809)	(9,359)	(12,281)

	(19,495)	(20,159)	(22,093)

The total cash outflow for leases in 2023 was R$ 25,830 (R$ 24,440 in 2022 and 21,790 in 2021).

(i)	The Group’s leasing activities and how these are accounted for.
The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options as described in (iv) below.
Contracts may contain both lease and
non-lease
components. The Group allocates the consideration in the contract to the lease and non-lease
components based on their relative stand-alone prices.
For all years presented, the
sub-leases
were classified as finance leases on a lessor perspective. Therefore, the Group accounts the sub-leases
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

F-
40

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
right-of-use
asset is depreciated over the underlying asset’s useful life.

(ii)	Extension and termination options
Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

11	Accounts payable

	12/31/2023	12/31/2022
Dividends payable	3,791	4,363
Treasury shares acquisition	—	839
Lease payable – prior month expense	2,161	2,056
Other payables	68	70

	6,020	7,328

12	Labor and social security obligations

	12/31/2023	12/31/2022
Profit sharing	93,611	80,840
Labor provisions	13,252	9,860

	106,863	90,700

Current	101,506	87,732
Non-current	5,357	2,968

F-
41

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2023 was paid in January 2024. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of December 31, 2023 based on the management and advisory net revenue recognized and the realized performance fee up to December 31, 2023.
Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current
amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 24 for more details.

13	Taxes and contributions payable

	12/31/2023	12/31/2022
Income tax	14,467	13,746
Social contribution	5,061	4,847
Social Contribution on revenues (COFINS)	2,780	2,128
Social Integration Program (PIS)	606	460
Service tax (ISS) on billing	1,742	856
Withholding Income Tax (IRRF) deducted from third parties	103	143
Others	94	111

	24,853	22,291

F-4
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

14	Loans and obligations

	12/31/2023	12/31/2022
Convertible Preferred Shares (i)	431,333	—
Commercial Notes (ii)	73,189	83,212
Consideration payable (iii)	48,199	43,579
Contingent consideration (iv)	64,370	48,499

	617,091	175,290

Current	76,722	13,168
Non-current	540,369	162,122

(i)	Convertible Preferred Shares
On October 10, 2023, Vinci and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci’s platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares invested US$100 million (R$ 500,550) in new
Series A
Convertible Preferred Shares issued by Vinci.
The
Series A
Convertible Preferred Shares will be entitled to cumulative dividends payable quarterly in cash at a rate of 8.00% per annum. The dividend rate is subject to increase to 10.00% per annum in the case of certain breaches by the Company of its obligations under the Certificate of Designations.
The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into
Class A
Common Shares at an initial conversion rate of 73.5402
Class A
Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per
Class A
Common Share.
Under certain conditions, Vinci may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year
anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all
Series A
Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders. On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares
Under the terms of IAS 32, this agreement was evaluated by the Management and classified as a compound instrument, having both a liability and an equity component from the issuer’s perspective. Based on it, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other event that changes the likelihood that the conversion option will be exercised.
The following table presents the changes in the Convertible Preferred Shares up the year ended December 31, 2023:

F-4
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Fair value of the convertible preferred shares, net of transaction costs	439,651
Net foreign exchange loss/(gain)	(16,513)
Interest expense	8,195

Closing balance December 31, 2023	431,333
Current	6,993
Non-current	424,340
On January 1, 2024, the Entity paid the total amount of R$ 6,993 related to the dividends of the series A convertible preferred shares.

(ii)	Commercial notes
On August 15, 2022, Vinci Soluções de Investimentos Ltda,. a subsidiary of Vinci, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000.00 reais for each commercial note). The commercial notes were subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:
Term and expiration date: 5 (five) years, ending on August 15, 2027.
Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2.15% on an annual basis.
Amortization: On semi-annually basis, beginning on February 15, 2023.
Commercial Notes comprises a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.
Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of December 31, 2023 and 2022.
The following table presents the changes in the Commercial Notes up the period ended December 31, 2023 and December 31, 2022:

Face value of the notes issued	80,000
(-) Transaction costs	(974)
Interest expense	4,186

Closing balance December 31, 2022	83,212
Interest expense	10,841
Interest paid	(11,975)
Principal paid	(8,889)

Closing balance December 31, 2023	73,189
Current	21,530
Non-current	51,659

(iii)	Consideration payable
According to Note 7(a), Vinci acquired SPS Capital Gestão de Recursos Ltda on August 16, 2022. As part of the deal, Vinci assumed a financial obligation to be paid on the second anniversary of the closing date. The amount as of December 31, 2023 and December 31, 2022 is R$ 48,199 and R$ 43,579, respectively.
Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

F-4
4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(iv)	Contingent consideration
Vinci shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci’s best estimate.
On December 31, 2023, Vinci reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in an increase of the contingent consideration fair value. The variation was recognized as an expense in the financial result in the amount of R$ 15,872 for the year ended December 31, 2023 (revenue of R$ 13,971 for the year ended December 31, 2022).

15	Retirement plans liabilities
During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of December, 2023, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On December 31, 2023 the Retirement plan liabilities are 85,554.

16	Equity

(a)	Capital
The capital comprises 42,447,349 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.
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

F-4
5

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The Entity’s shareholders as of December 31, 2023 and 2022 are presented in the table below:

Shareholders	12/31/2022 Quantity	Subscribed	Transferred	Repurchased	12/31/2023 Quantity
Gilberto Sayão da Silva (Class B Common shares)	14,466,239	—	—	—	14,466,239
Alessandro Monteiro Morgado Horta (Class A common shares)	8,226,422	—	—	—	8,226,422
Public Float (Class A common shares)	13,438,636	—	753,991	(1,724,152)	12,468,475
Other Shareholders (Class A common shares)	18,949,439	—	(331,758)	—	18,617,681
Treasury shares (Class A common shares)	1,832,852	—	(422,233)	1,724,152	3,134,771

Total	56,913,588	—	—	—	56,913,588
Series A Convertible preferred shares (*)	—	100,000	—	—	100,000

Total	—	100,000	—	—	100,000

(*) The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.
Fair value option of convertible preferred shares
As informed on note 14 (i), when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument determined for the liability component. As of December 31, 2023, the fair value of the stock option and the amount of transaction cost that are allocated to the equity are R$ 34,141 and 1,958, respectively.

(b)	Transactions costs
Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

(c)	Retained earnings
Retained earnings comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves
Other reserves are comprised by the following operations:

(i)	Exchange variation on investees
Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments
Benefits to its employees through a share-based incentive.

F-4
6

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(e)	Dividends
On February 10, 2023, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of February 28, 2023, totalizing US$ 9,328 (R$ 49,015), paid on March 9, 2023.
On May 11, 2023, Vinci declared a quarterly dividend distribution of US$ 0.16 per common share to shareholders as of May 25, 2023, totalizing US$ 8,729 (R$ 43,651), paid on June 9, 2023.
On August 10, 2023, Vinci declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of August 24, 2023, totalizing US$ 10,826 (R$ 53,312), paid on September 5, 2023.
On November 7, 2023, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of November 22, 2023, totalizing US$ 9,142 (R$ 44,496), paid on December 6, 2023.
Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

(f)	Treasury shares
When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in
capital.
On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule
10b-18
under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time
in the open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.
On September 14, 2021, the Company intended to benefit from the affirmative defense provided by Rule
10b5-1
promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Repurchase Program previously approved comply with the requirements of Rule
10b5-1
and will be carried out exclusively by J.P. Morgan Securities LLC (“JPMS”). JPMS acts as agent on behalf of Vinci and in accordance with the following terms:

•	The program is permitted to commence on October 1, 2021 and does not have a specified expiration date.

•	Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act;

•	The Repurchase Program respects the total amount of up to R$85 million, as previously approved.
On June 16, 2022, the Company announced a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company’s outstanding Class A common shares across both plans. These plans were approved to replace the share repurchase plans approved by our board of directors on May 6, 2021 and September 15, 2021, which expired on May 31st, 2022. The plans commenced immediately and did not have a specific expiration date (other than when the R$60.0 million buyback limit is reached).
Under the share buyback plan, buybacks may be made from
time-to-time
in an open market and negotiated purchases, effective immediately, in compliance with SEC Rule
10b-18.
The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Additionally, repurchases will be carried out by the agent of the Company from time-to-time
in open market and negotiated purchases, in compliance with SEC Rule
10b5-1.

F-4
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

On February 14, 2023, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company’s outstanding Class A common shares across both plans. The new buyback and repurchase plans will commence on the expiration date of the legacy plans and will not have specified expiration dates (other than when the R$60.0 million buyback limit is reached).
From January 1, 2023, to October 23, 2023, 1,724,152 Class A common shares were repurchased, in the amount of R$ 81,951. As detailed in Note 24, 57,413 shares were vested as part of the Restricted Shares Unit Plan. In December 2023 the Company holds 3,134,771 Class A common shares in treasury.
In October 2023, the Company suspended for undetermined time the Repurchase Program, in compliance with SEC Rule
10b5-1.

(g)	Basic and diluted earnings per share

a) Basic earning per share	2023	2022	2021
From continuing operations attributable to the ordinary equity holders of the Entity	4.02	3.89	3.77

Total basic earning per share attributable to the ordinary equity holders of the Entity	4.02	3.89	3.77

b) Diluted earning per share	2023	2022	2021
From continuing operations attributable to the ordinary equity holders of the Entity	3.85	3.84	3.77

Total basic earning per share attributable to the ordinary equity holders of the Entity	3.85	3.84	3.77

c) Reconciliations of earnings used in calculating earnings per share
Basic earnings per share:	2023	2022	2021
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	220,608	219,417	208,615

	220,608	219,417	208,615

Diluted earnings per share	2023	2022	2021
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	220,608	219,417	208,615

Used in calculating diluted earnings per share	220,608	219,417	208,615

d) Weighted average number of share used as the denominator	2023	2022	2021
Weighted average number of ordinary share/quotas used as the denominator in calculating basic earnings per share:	54,903,764	56,356,293	55,387,859
Adjustments for calculation of diluted earnings per share:	501,807	792,815	—

Weighted average number of ordinary shares/quotas and potential ordinary shares used as the denominator in calculating diluted earnings per share	55,405,572	57,149,108	55,387,859

F-4
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

17	Revenue from services rendered

	2023	2022	2021
Gross revenue from fund management	420,879	396,532	384,321
Gross revenue from performance fees	22,628	15,343	38,649
Gross revenue from financial advisory services	43,480	24,072	73,066

Gross revenue from services rendered	486,987	435,947	496,036

In Brazil	397,092	338,937	378,147
Abroad	89,895	97,010	117,889
Taxes and contributions
COFINS	(17,931)	(15,352)	(15,438)
PIS	(3,890)	(3,330)	(3,348)
ISS	(10,746)	(9,170)	(11,792)

Net revenue from services rendered	454,420	408,095	465,458

Net revenue from fund management	393,367	371,501	361,070
Net revenue from performance fees	21,254	14,600	37,633
Net revenue from advisory services	39,799	21,994	66,755

18	General and administrative expenses

	2023	2022	2021
Personnel and profit-sharing (a)	(70,860)	(63,665)	(55,057)
Share Based Plans (b)	(14,967)	(14,276)	(3,670)
Profit sharing (a)	(94,640)	(79,872)	(98,970)

	(180,467)	(157,813)	(157,697)
Third party expense (c)	(33,318)	(38,836)	(38,891)
Right of use depreciation (d)	(9,686)	(10,800)	(9,812)
Depreciation and amortization (e)	(10,094)	(4,986)	(3,917)
Travel and representations	(3,928)	(4,535)	(1,271)
Condominium expenses	(3,041)	(3,315)	(2,598)
Other operating expenses (f)	(11,730)	(9,064)	(8,812)

	(252,264)	(229,349)	(222,998)

(a)	Personnel and profit-sharing
According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 94,640 (R$ 79,872 in 2022 and 98,970 in 2021) for the year ended December 31, 2023.

(b)	Share-based payments
See Note 22 for more details.

(c)	Third party expense
Third party expenses are composed for accounting, advisory, information technology, marketing, and other contracted services.

(d)	Right of use depreciation
See Note 10 for more details.

(e)	Depreciation and amortization

9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The amount is mainly comprised by property and equipment depreciation and intangible amortization.

(f)	Other operating expenses
The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

19	Finance profit/(loss)

	2023	2022	2021
Investment income (i)	110,474	94,728	27,982
Financial revenue through amortized cost	4,571	—	—
Foreign currency variation income	742	2,514	—
Financial revenue on sublease agreements	700	390	197
Contingent consideration variation (iii)	4,051	13,971	—
Other finance income	1,271	530	332

Finance income	121,809	112,133	28,511

Financial expense on lease agreements	(9,809)	(9,359)	(12,281)
Interest expense on loans and financing (ii)	(23,654)	(5,804)	—
Bank fees	(141)	(354)	(119)
Interest and arrears	—	(4)	(80)
Investment losses (i)	(111)	(554)	—
Fines on taxes	(1)	(4)	(65)
Foreign currency variation on liabilities at amortized cost	(775)	(2,986)	(372)
Interest on taxes	(79)	—	(208)
Contingent consideration variation (iii)	(19,923)	—	—
Other financial expenses	(87)	—	(4)

Finance costs	(54,580)	(19,065)	(13,129)

Finance profit/(loss), net	67,229	93,068	15,382

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below.

	2023	2022	2021
Mutual funds and fixed income investments (a)	109,657	94,489	25,620
Private equity funds	817	239	2,362

	110,474	94,728	27,982
Mutual funds	—	(486)	—
Private equity funds	(111)	(68)	—

	(111)	(554)	—

(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income.

(ii)
Interest expense on loans and financing comprises the financial result on the Commercial notes, the consideration payable related to SPS acquisition and interest expense on the convertible preferred shares. Please see note 14 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 14 (iii) for more detail.

F-
50

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

20	Income tax and social contribution
As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.
Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda, Vinci Soluções de Investimentos Ltda and Vinci Vida e Previdência S.A., are taxed based on the deemed profit.
Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime in December, 2023 is R$ 6,066 (R$ 4,912 on December 31, 2022).
No foreign subsidiaries presented net income for taxation of income and social contribution taxes until December 31, 2023 and 2022.
The income tax and social contribution charge on the results for the year can be summarized as follows:

	2023	2022	2021
Current income tax	(42,961)	(38,945)	(41,510)
Current social contribution	(15,605)	(14,199)	(15,260)

	(58,566)	(53,144)	(56,770)

Deferred income tax	6,455	683	5,546
Deferred social contribution	2,185	48	1,997

	8,640	731	7,543

Deferred	tax balances

	12/31/2023	12/31/2022
Deferred tax assets
Tax losses	6,066	4,912
Leases	1,084	1,805
RSU	2,188	1,628
Interest expense on obligation for acquisition	2,121	550
Amortization on management Contracts	1,382	346
Contingent consideration	646	—

Total	13,487	9,241

Deferred tax liabilities
Financial revenue	(1,147)	(973)
Estimated revenue	(1,570)	(1,690)
Leases	(351)	(49)
Contingent consideration	—	(4,750)

Total Income Tax	(3,068)	(7,462)

F-5
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Estimated revenue	(815)	(878)

Total (Taxes and contribution)	(815)	(878)

Total deferred tax liabilities	(3,883)	(8,340)

Movements	Tax losses	Leases	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2021	2,494	2,476	—	—	4,970
to profit and loss	2,418	(671)	1,628	896	4,271

As at December 31, 2022	4,912	1,805	1,628	896	9,241

to profit and loss	1,154	(721)	560	3,253	4,246

As at December 31, 2023	6,066	1,084	2,188	4,149	13,487

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Movements	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total
Deferred tax liabilities
As at December 31, 2021	(1,815)	(3,201)	—	—	(5,016)
to profit and loss	842	633	(49)	(4,750)	(3,324)

As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)

to profit and loss	(174)	183	(302)	4,750	4,457

As at December 31, 2023	(1,147)	(2,385)	(351)	—	(3,883)

F-5
2

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Tax effective rate

	2023	2022	2021
Profit (loss) before income taxes	269,385	271,814	257,842
Combined statutory income taxes rate - %	34%	34%	34%

Income tax benefit (expense) at statutory rates	(91,591)	(92,417)	(87,666)
Reconciliation adjustments:
Expenses not deductible	(880)	(214)	(392)
Tax benefits	190	282	825
Share based payments	(516)	(297)	(371)
Unrecognized tax loss credits	(2,055)	—	—
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	44,833	40,220	38,279
Other additions (exclusions), net	93	13	98
Income taxes expenses	(49,926)	(52,413)	(49,227)
Current	(58,566)	(53,144)	(56,770)
Deferred	8,640	731	7,543
Effective rate	19%	19%	19%

(i)
Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the p resu
med profit income tax regime. The Entity’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-5
3

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

21	Related parties

(a)	Key management remuneration
The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 16,672, including profit-sharing compensation for the year ended December 31, 2023 (2022 - R$ 16,781).
According to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2024, after the Management approval. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of December 31, 2023.

(b)	Receivables from related parties
The Entity receivables from related parties as of December 31, 2023 and 2022, as shown in the table below:

	12/31/2023	12/31/2022
Vinci Infra Investimentos V2I S.A.	—	79
Cagliari Participações S.A.	4	4
Accadia Participações AS	—	91
Norcia Participações SA	—	56
Laguna Participações S.A.	—	11
VFDL 4 Empreendimentos Imobiliários LTDA	—	3
Vias Participações I S.A.	—	1
Verona Participações Societarias S.A.	—	8

	4	253

(c)	Employees loans
As presented in Note 6(i), Vinci may advance payments to its employees.

(d)	Receivables from employees
During 2023, Vinci sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029, and a monetary variation will be charged by inflation index.

22	Segment reporting
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

4

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
The infrastructure segment has exposure to real assets through equity and debt instruments, active in the following sub-segments:
power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies:
sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iv)	Credit
This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between asset classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages. The credit strategy investments include for core sub-strategies:
infrastructure debt, real estate debt, structured credit and exclusive mandates, following four key steps: origination, analysis, structuring and monitoring.

(v)	Special situations (SPS)
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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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
The retirement services focus on planning and building long-term investment portfolios that assist investors to achieve their retirement goals. The retirement services segment started its operations during the first semester of 2023.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2023
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	202,296	83,622	72,361	38,639	174	—	397,092
Abroad	71,925	5,643	10,222	2,105	—	—	89,895

Gross revenue from services rendered	274,221	89,265	82,583	40,744	174	—	486,987

Fund Advisory fee	2,700	—	36	40,744	—	—	43,480
Fund Management fee	266,245	76,711	77,749	—	174	—	420,879
Fund Performance fee	5,276	12,554	4,798	—	—	—	22,628
Taxes and contributions	(15,808)	(5,480)	(7,822)	(3,448)	(9)	—	(32,567)

Net revenue from services rendered	258,413	83,785	74,761	37,296	165	—	454,420
(-) General and administrative expenses	(48,864)	(24,293)	(20,257)	(9,700)	(9,256)	(124,928)	(237,297)
Share-based payments	(788)	(181)	96	—	—	(14,094)	(14,967)

Operating profit	208,762	59,312	54,600	27,596	(9,091)	(139,022)	202,156
Finance income							121,809
Finance cost							(54,580)
Finance result, net							67,229

Profit before income taxes							269,385
Income taxes							(49,926)
Profit for the period							219,459

F-5
7

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2022
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	151,660	86,690	79,888	20,699	—	—	338,937
Abroad	73,731	8,305	14,974	—	—	—	97,010

Gross revenue from services rendered	225,391	94,995	94,862	20,699	—	—	435,947

Fund Advisory fee	3,341	—	32	20,699	—	—	24,072
Fund Management fee	218,393	86,838	91,301	—	—	—	396,532
Fund Performance fee	3,659	8,158	3,526	—	—	—	15,343
Taxes and contributions	(11,816)	(5,684)	(8,561)	(1,791)	—	—	(27,852)

Net revenue from services rendered	213,577	89,312	86,298	18,908	—	—	408,095
(-) General and administrative expenses	(40,919)	(24,686)	(18,947)	(5,021)	(5,733)	(119,767)	(215,073)
Share-based payments	(1,150)	(230)	(414)	—	—	(12,482)	(14,276)

Operating profit	171,508	64,396	66,937	13,887	(5,733)	(132,249)	178,746
Finance income							112,133
Finance cost							(19,065)
Finance result, net							93,068

Profit before income taxes							271,814
Income taxes							(52,413)
Profit for the period							219,401

F-5
8

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
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

F-5
9

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

23	Legal Claims
As December 31, 2023 and 2022, the Entity is not aware of disputes classified as probable chance of loss.
Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	12/31/2023	12/31/2022
Tax	22,095	20,452
Labor	780	1,967

Total	22,875	22,419

Tax Claims
Vinci Gestora de Recursos Ltda. is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer’s portion and Work Accident Insurance (SAT)) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,652 (2022: R$ 3,441).
Vinci Equities Gestora de Recursos Ltda. has one proceeding related to the requirement of ISS (excise tax) under rendered services to investment funds located abroad in the amount of R$ 266 (2022: R$ 220). Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.
On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 18,154 (2022: R$ 16,791) for the calendar year of 2013.

24	Share-based payments
The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on December 31, 2023.
Stock Options
May 2021
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

F-
60

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.
As of December 31, 2023, there are stock options outstanding with respect to 1,482,753 Class A common shares (1,572,616 as of December 31, 2022).
The total expense recognized for the programs for the year ended December 31, 2023 was R$ 1,147 (December 31, 2022 was R$ 2,555).
February 2023
In February 2023, the Board of Directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. During the second quarter of 2023 the Entity and its subsidiaries issued stock option in connection to the related Plan.
As of December 2023, there are stock options outstanding with respect to 1,116,884 Class A common shares.
The total expense recognized for the programs for the period ended December 2023 was R$ 2,470.
Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan
On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950.000 shares.
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
If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted.
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.
The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

•	Market value of the shares at the granted date.

•	Estimative of dividend yield and the US interest rate for the years comprised from the granted date until the vesting dates.
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions. regarding the expected life of a share-based payment.

F-6
1

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

c)	Outstanding shares granted and valuation inputs
The total RSUs awarded for this Plan was 781,881. The table below summarize the activity for the year ended December 31, 2023.

	2023	2022
RSU outstanding on January 1 st	781,881	—

Granted	—	781,881
Forfeited	(35,689)	—
Vested	(57,413)	—

RSU outstanding on December 31	688,779	781,881

d)	As of December 31, 2023, total compensation expense of the plans was R$ 11,350 (R$ 11,721 as of December 31, 2022), including R$ 4,007 (R$ 4,483 as of December 31, 2022) of social charges provisions.

25	Subsequent Events
In January 2024, the Board of Directors approved a third Stock Option Plan, which aims to grant up to
1,274,000
options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$
11.04
; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in J
a
nuary 2027.

F-6
2