Form 20-F
period 2024-12-31
Vinci Partners Investments Ltd.
filed 2025-04-29
CIK 1826286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Av. Bartolomeu Mitre
,
336
Leblon –
Rio de Janeiro
Brazil
22431-002
+55 (21) 2159-6240
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Copies to:
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York,
NY
10017
Phone: (212)
450-4000
Fax: (
212
)
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
The number of outstanding shares as of the date of this annual report was 49,580,116 Class A common shares and 14,466,239 Class B common shares.
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

Financial Statements

We present in this annual report the audited consolidated financial statements of Vinci Partners Investments Ltd., which we refer to in this annual report as “Vinci Compass,” for the years ended December 31, 2024, 2023 and 2022. The audited consolidated financial statements of Vinci Compass were prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

Vinci Compass maintains its books and records in Brazilian reais, the presentation currency for its financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, the financial information presented herein as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, is stated in Brazilian reais, our reporting currency. The consolidated financial information of Vinci Compass contained in this annual report is derived from Vinci Compass’ audited consolidated financial statements as of December 31, 2024, 2023 and 2022, and for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to the audited consolidated financial statements of Vinci Compass included elsewhere in this annual report. All references herein to “we,” “us,” “our,” or the “Company” are to Vinci Compass.

On March 7, 2024, Vinci Compass announced an agreement with respect to its business combination with the Compass Group, or “Compass.” This transaction closed on October 29, 2024 and created a full-service Latin American alternative asset manager with R$327.0 billion in assets under management and advisory (including third-party distribution AUM), or AUM, as of December 31, 2024. For additional information on our business combination, please refer to “Item 4. Information on the Company—A. History and Development of the Company—Our History—Business Combination with Compass” and to note 8(a) to our audited consolidated financial statements.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended December 31 of that calendar year.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Brazilian Central Bank.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our FRE, FRE Margin, PRE, PRE Margin, Distributable Earnings, and Distributable Earnings Margin, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS Accounting Standards, for the convenience of investors.

We present Fee Related Earnings, or FRE, because we believe this metric is useful to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024). FRE Margin is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues.

We present Performance Related Earnings, or PRE, because we believe this measure can provide useful information as a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates. We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit-sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees. PRE Margin is calculated as PRE divided by net revenue from performance fees.

We present Distributable Earnings as a metric used by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share-based payments, less (h) income taxes on share-based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn-out) gain (loss) (after tax). Distributable Earnings Margin is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

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

In addition, this annual report presents our Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year, and Adjusted Profit Margin for the year, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS Accounting Standards, for the convenience of investors. Our Distributable Earnings, Distributable Earnings Margin, profit for the year and profit margin differ for the years ended December 31, 2024 and 2023 and differ from our Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit and Adjusted Profit Margin, respectively, as a result of the adjustments described in this annual report.

We present Adjusted Distributable Earnings as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense). Adjusted Distributable Earnings Margin is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues, and realized gain from investment income.

We present Adjusted Profit for the year because management evaluates this measure and we believe it can provide useful information to investors and analysts regarding the net results of our business. We calculate Adjusted Profit for the year as profit for the year plus (a) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense), and less (b) contingent consideration (earn-out) gain (loss) (after tax). Adjusted Profit Margin for the year is calculated as Adjusted Profit for the year divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and net revenue from other revenues.

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

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank or the World Bank, as well as private sources, such as the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, B3 S.A. – Brasil, Bolsa Balcão, or the B3, Bloomberg, the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, CVM, Inter.B Consultoria Internacional de Negócios, McKinsey & Company, Oliver Wyman, and Reuters, among others.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•

general economic, financial, political, demographic and business conditions in Latin America and any other countries in which we invest or from which we attract investors from and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in the Latin American countries in which we operate;

•	competition in the investment advisory and financial services industry;

•	our ability to implement our business strategy;

•	the investment performance of investment funds managed by our asset managers or by third parties;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new appropriately skilled employees;

•	our capitalization and ability to fund new investments or integrate new acquisitions, including as a result of our business combination with Compass;

•	our ability to adapt to the rapid pace of technological changes in the financial services industry;

•

the interests of our controlling shareholder, Gilberto Sayão da Silva, who owns 100% of our outstanding Class B common shares, which represents approximately 71.8% of the voting power of our issued share capital;

•	changes in government regulations applicable to the financial services, insurance industries and pension funds in Latin America and elsewhere;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in investors’ demands regarding investment products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	the actual and potential effects of health crises and their potential to have an ongoing adverse impact on global, regional and national economies;

•	other factors that may affect our financial condition, liquidity, and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic and political uncertainty, such as those deriving from the governments of the countries in which we operate, changes in laws (including laws relating to taxation), trade barriers and trade tension (including between the United States and China), commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, such as the ongoing war between Ukraine and Russia, the ongoing war between Israel and Hamas, terrorist acts or security operations). Future market conditions may be less favorable compared to current and historical market conditions. Adverse conditions in financial markets and the economy can adversely impact our results of operations and financial condition by decreasing our AUM (both directly through a decline in market value or through clients withdrawing investments) and thereby decrease our management, advisory and performance fees and other revenues, as well as by decreasing the investment income we earn from our proprietary investments.

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

Unfavorable market and economic conditions may reduce opportunities for our funds to make, exit and realize value from their investments. Challenging market and economic conditions, including those caused by changes in tax laws and other regulatory restrictions, may make it difficult for us to find suitable investments for our funds or secure financing for investments on attractive terms. Such conditions may also result in reduced opportunities for our funds to exit and realize value from their existing investments and lower-than-expected returns on existing investments. Throughout our history, we have exited our portfolio companies through a combination of routes, including selling to strategic buyers, carrying out sponsor to sponsor transactions and through public market exits, including through initial public offerings, or IPOs, and reverse mergers into listed companies. In challenging equity markets, our funds may experience greater difficulty in realizing value from investments. In addition, when financing is not available or becomes too costly, it is difficult for potential buyers to raise sufficient capital to purchase our funds’ investments. Consequently, we may earn lower-than-expected returns on investments, which could cause us to realize diminished or no performance fees, which are typically determined by reference to performance in excess of one or more specified hurdle rates.

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

In addition, our ability to raise capital could be adversely affected by general conditions in the global economy and in the global financial markets, including as a result of past turmoil caused in the banking sector by macroeconomic conditions. During periods of difficult market or economic conditions or slowdowns (which may occur across one or more industries, sectors or geographies), companies or assets in which we have invested may experience decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. These companies may also have difficulty in expanding their businesses and operations or be unable to meet their debt service obligations or pay other expenses as they become due, including amounts payable to us. Negative financial results in our funds’ portfolio companies may result in lower investment returns for our investment funds, which could materially and adversely affect our operating results and cash flow. To the extent the operating performance of such portfolio companies (as well as valuation multiples) deteriorate or do not improve, our funds may sell those assets at values that are less than we projected or even at a loss, thereby significantly affecting those funds’ performance and consequently our operating results and cash flow and resulting in lower or no performance fees being paid to us. Adverse conditions may also increase the risk of default with respect to private equity, credit and other investments that we manage or the abandonment or foreclosure of our real asset investments. Even if economic and market conditions do improve broadly, adverse conditions in particular sectors may also cause our performance to suffer. In addition, low interest rates related to monetary stimulus, economic stagnation or deflation may negatively impact expected returns on all types of investments as the demand for relatively higher return assets increases and the supply decreases. As a result, adverse conditions in financial markets as described above, as well as lower level of transaction activities involving our funds’ investments, which can be unpredictable and outside our control, may negatively impact both the frequency and size of fees generated by our business.

Our performance is subject to the risks of the industries and businesses in which the portfolio companies of our investment funds operate.

Our performance directly ties-in to the payment of fund management and performance fees by our investment funds, which, in turn, are subject to a number of risks inherent to their operations and also to the risk of the businesses and industries in which the portfolio companies of such investment funds operate, as well as fees for advisory services, which are subject to transaction closings and realization of IPOs advised by Vinci Compass. Some of these industries are particularly noteworthy for the inherent risks therewith associated, such as infrastructure and real estate. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war and other factors that are beyond our control. In addition, the acquisition of direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, is subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, the investment in energy, manufacturing, transportation, water and sanitation, and other infrastructure capital-intensive projects, as well as the development and operation of assets associated with real estate and certain other assets, may expose our investment funds, and, consequently, us, to increased environmental liabilities that are inherent in the ownership of such assets, which under the applicable laws may be imposed regardless of fault.

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

Certain of our funding costs and the returns on certain of our investment funds in the countries in which we operate are tied to specific interest rate indices, inflation rates, and other market indices, such as local rates and relevant benchmarks. In addition, carrying costs and the returns on certain of our investment funds are tied to or denominated in local currencies, exposing us to risks associated with fluctuations in exchange rates against the real. We have no control over fluctuations in interest rates, market indices or exchange rates and we may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, which would have a material adverse effect on our business, financial condition and results of operations. See “—Certain Risks Relating to Latin America—Inflation and certain measures to curb inflation have historically harmed the emerging economies and capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares” and “—We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk.”

We have significant liquidity requirements, and adverse market and economic conditions may adversely affect our sources of liquidity, which could adversely affect our financial condition and results of operations.

We expect that our primary liquidity needs will consist of cash required to:

•

continue to grow our business lines, including seeding new strategies, funding our capital commitments made to existing and future funds (which, as of December 31, 2024, amounted to R$1.4 billion), and otherwise supporting investment vehicles that we sponsor;

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

Our earnings are highly variable from quarter to quarter due to the volatility of investment returns of most of our funds, other investment vehicles and our balance sheet assets and the transaction and other fees earned from our businesses. We recognize earnings on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds and for certain of our recent funds, when a performance hurdle is achieved. During times of market volatility, the fair value of our funds and our balance sheet assets are more variable, and as publicly traded equity securities currently represent a proportion of the assets of many of our funds and balance sheet assets, volatility in the equity markets may have a significant impact on our reported results. A decline in realized or unrealized gains, a failure to achieve a performance hurdle or an increase in realized or unrealized losses, would adversely affect our profit for the year.

Net revenue from management fees, net revenue from performance fees and net revenue from advisory services, which we recognize when contractually earned, can vary due to fluctuations in AUM, the number of investment transactions made by our funds, the number of portfolio companies we manage, the fee provisions contained in our funds and other investment products and transactions by our advisory services, as well as revenue from distribution services (which impact both management and advisory fees, particularly upfront fees) and other income streams such as custody and execution and funds services. In any particular quarter, fee income may vary significantly due to the variances in size and frequency of management and performance fees, or fees received for our advisory services. We may create new funds or investment products or vary the terms of our funds or investment products (for example, our funds may include performance hurdles), which may alter the composition or mix of our income from time to time.

We may also experience fluctuations in our results from quarter to quarter, including our net revenue from services rendered and profit for the year, due to a number of other factors, including changes in the values of our funds’ investments, changes in the amount of distributions or interest earned in respect of investments, changes in the number of completed transactions (such as merger and acquisition, or M&A, transactions and/or IPOs) for our financial advisory clients, changes in our operating expenses, the degree to which we encounter competition and general market and economic conditions. Such fluctuations may lead to variability in the value of interests in our business and cause our results for a particular period not to be indicative of our performance in future periods. It may be difficult for us to achieve steady growth in net income and cash flow on a quarterly basis, which could in turn lead to large adverse movements in the value of interests in our business.

We are entitled to receive performance fees when the return on AUM, over a given period established in each fund’s private memorandum, exceeds certain hurdle rates or other contractual performance thresholds. The timing and receipt of performance fees from our investment funds are unpredictable and will contribute to the volatility of our cash flows. Performance fee payments from investments depend on our funds’ performance and opportunities for realizing gains, which may be limited. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering or other exit. To the extent an investment is not profitable, no performance fees will be received from our funds with respect to that investment and, to the extent such investment remains unprofitable, we will only be entitled to a management fee on that investment. Furthermore, certain vehicles and separately managed accounts may not provide for the payment of any performance fees at all. Even if an investment proves to be profitable, it may be several years before any profits can be realized in cash. Performance allocations and incentive fees could be significantly reduced as a result of our inability to maximize the value of investments by an investment fund during the liquidation process or in the event of the triggering of a “clawback” obligation. We cannot predict when, or if, any realization of investments will occur. In addition, if finance providers, such as commercial and investment banks, make it difficult for potential purchasers to secure financing to purchase companies in our investment funds’ portfolio, it may decrease potential realization events and the potential to earn performance fees. A downturn in the equity markets would also make it more difficult to exit investments by selling equity securities. If we were to have a realization event in a particular quarter, the event may have a significant impact on our cash flows during the quarter that may not be replicated in subsequent quarters. A decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our investment income, which could further increase the volatility of our quarterly results.

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

•

our failure to consummate identified investment opportunities because of business, regulatory or legal complexities and adverse developments in the Latin American or global economy or financial markets;

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

Our ability to raise new funds could also be hampered if the general appeal of private equity and alternative investments were to decline. An investment in a limited partner interest in a private equity fund is less liquid than an exchange-traded instrument and the returns on such investment may be more volatile than returns on an investment in securities for which there is a more active and transparent market. Private equity and alternative investments could fall into disfavor as a result of concerns about liquidity and short-term performance. Institutional investors in private equity funds that have suffered from decreasing returns, liquidity pressure, increased volatility or difficulty maintaining target asset allocations may materially decrease or temporarily suspend making new investments in private equity funds. Such concerns could be exhibited, in particular, by public pension funds, which have historically been among the largest investors in alternative assets. Many public pension funds are significantly underfunded and their funding problems have been, and may in the future be, exacerbated by economic downturns. Concerns with liquidity could cause such public pension funds to reevaluate the appropriateness of alternative investments, and other institutional investors may reduce their overall portfolio allocations to alternative investments. This could result in a smaller overall pool of available capital in our industry. There is no assurance that the amounts of commitments investors are making to alternative investment funds will continue at recent levels or that our ability to raise capital from investors will not be hampered.

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

Moreover, technological innovation, particularly in the field of artificial intelligence (AI), presents both opportunities and significant risks to our business. While these developments may enhance operational efficiency and decision-making over time, they also require us to continually invest in updating internal systems, developing new capabilities, and adapting existing processes. Our inability to effectively identify, implement, or keep pace with emerging technologies—due to resource constraints, execution challenges, or other factors—could place us at a competitive disadvantage, impair operational performance, or result in increased costs.

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

The financial services market is highly competitive. Our growth will depend on a combination of the continued expansion of the financial services we offer and our ability to increase our market share. Our primary competitors include other alternative investment advisors as well as traditional financial services providers such as affiliates of financial institutions and well-established financial services companies in Latin America. In addition, although we do not compete directly for international capital with U.S. and European alternative asset managers in fundraising, our ability to raise international institutional capital for certain Private Markets strategies could be adversely affected by globally challenging market conditions. We also face competition from non-traditional financial services providers that have significant financial resources and develop different kinds of services.

Many of our competitors may have substantially greater financial, technological, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. If competition causes us to reduce the performance and management fees and financial services advisory fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. Moreover, we may not be successful in reducing or controlling costs and our margins may be adversely affected. In particular, we may need to reduce the performance and management fees and financial services advisory fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations. For further information regarding our competition, see “Item 4. Information on the Company—B. Business Overview—Competition.”

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

In the event that our funds were to perform unsatisfactorily, in particular if this were the case for a larger fund, this may lead to difficulties for Vinci Compass in attracting fund investors and raising capital for new funds in the future. Poor performance by our funds could also result in a reduction in the performance fees expected to be received by us and the amount of performance fees ultimately received by us or could even result in us receiving no performance fees at all. Fund investors in future Vinci Compass funds may negotiate a lower management fee or a lower allocation of performance fees and investment income to us and the economic terms of our future funds may be less favorable to us than those of existing Vinci Compass funds.

The performance of our funds is always measured against the performance of competitors’ funds and public markets performance, and there is subsequently a risk that, even if our funds perform in line with expectations, where our competitors’ funds or public markets perform better by comparison, this may have an adverse effect on Vinci Compass’ ability to retain or attract fund investors and further adversely affect our ability to negotiate management fee rates or other economic terms of our future funds.

The performance of our funds could be adversely affected by a number of factors, for instance if competition for investment opportunities, on which a particular Vinci Compass fund is focused, increases. Competition for investment opportunities is based primarily on the ability to source such investment opportunities, the pricing, terms and structure of a proposed investment and the certainty of execution. Competition for investment opportunities is also influenced by our funds’ historical returns. For example, a Vinci Compass fund may be chosen as the preferred acquirer because of our history even where competitors are on equal or better footing in terms of pricing at the time of investment; conversely, a Vinci Compass fund may lose out on a potential investment if Vinci Compass was damaged by poor performance, even where a Vinci Compass fund offered better pricing terms than its competitors. Our funds may have been created under different organizational structures with the result that applicable laws and investment limitations might differ from current or future funds. Further, there is a risk that current and future Vinci Compass funds will not benefit from investment opportunities and general market conditions from historical periods. In addition, Vinci Compass funds could also generate lower returns on investments or experience increased risks of investment losses in situations where Vinci Compass offers more aggressive terms for certain investment opportunities when participating in competitive sales processes.

We are subject to risks relating to the dilution of our corporate culture and heritage.

We have a strong corporate culture and continuously work to uphold this corporate culture within our organization. Our growth across new product offerings, investment opportunities, asset classes and markets may lead to organizational and cultural challenges. Without the existence of thoughtful strategies aimed at maintaining corporate culture despite rapid growth, there is a risk that our corporate culture will be diluted, and our values will change over time. Our focus on our personnel has been crucial in further retaining employees and maintaining good organizational health.

Dilution of our corporate culture and of our heritage may lead to key employees leaving us, a change in our leadership style or additional strain on our ability to successfully integrate new employees, new systems or other resources. For example, as a result of our business combination with Compass, our employees and Compass’ employees may experience uncertainty about their future roles with the combined business and about the culture and heritage that such business may carry, which may impair our ability to retain or motivative these employees. If we do not uphold our corporate culture, this may also adversely affect our ability to retain and recruit investment advisory professionals and other key personnel. Our personnel are our most important asset, and a dilution of our corporate culture could have a material adverse effect on our continued development, which could adversely affect our business, financial condition and results of operations.

Changed trends in the Latin American and in the global savings markets or in the private markets industry may adversely affect us.

We are affected by trends in the market for the management of savings assets, which has grown significantly in recent years, driven by investment returns and, increasingly, by net inflows. However, there can be no assurance that these trends will continue. Different countries in Latin America follow different economic cycles that impact AUM in distinct ways, and adverse macroeconomic conditions in any of these countries could reduce investor appetite and negatively affect our ability to grow AUM or raise capital.

In the year ended December 31, 2024, we posted a positive performance despite persistently high interest rates. In Brazil, for example, these nominal rates translate into real rates of approximately 10% (one-year nominal rate deflated by market expectations for inflation in the next 12 months). In 2025, the neutral real interest rate in Brazil is estimated to be approximately 5.0%, suggesting that the current rate environment is restrictive and may suppress inflation—but also economic activity and investor risk appetite. Market expectations compiled by the Brazilian

Central Bank’s Focus survey point to interest rates and inflation increasing or stabilizing at currently high levels in the coming years. This trend could result in a slowdown in our AUM growth, force a shift toward other asset classes or change the mix of our investments, and adversely affect our ability to generate the returns we have achieved in the past. We may also experience a loss on investments in real terms. For more information on the effects of macroeconomic conditions on our results of operations, see “Item 5. Operating and Financial Review and Prospects—Significant Factors Affecting Our Results of Operations—Macroeconomic Environment.”

If positive trends in the asset management industry do not continue or if the industry experiences negative trends, our ability to raise capital for new funds could be materially affected. A decrease in public share prices, for example, may reduce the value of our funds’ investments and negatively impact returns to fund investors. In addition, an overall downturn in the public markets could cause fund investors to become over-allocated to private markets, which may reduce their capacity or willingness to allocate additional capital to private market strategies, including those we offer.

This dynamic may also increase competition from new entrants and established players, making it more difficult for us to source suitable investment opportunities for our funds. For example, within the private equity sector, competitors include Advent International Ltd., Patria Investments Ltd., Kinea Investimentos Ltda. and Kinea Private Equity Investimentos S.A. Within the infrastructure sector, competitors include Patria and Perfin Administração de Recursos Ltda. Within the real estate sector, competitors include Kinea, XP Inc., Banco BTG Pactual S.A. and Credit Suisse Hedging-Griffo (through Credit Suisse Hedging-Griffo Wealth Management S.A. and Credit Suisse Hedging-Griffo Corretora de Valores S.A.), which is set to be acquired by Patria Investments Ltd. Within the credit sector, our main competitors are large Brazilian banks, including Itau Unibanco S.A., Banco Bradesco S.A., Banco do Brasil and Banco Santander (Brasil) S.A., and investment platforms tied to other financial institutions, including Kinea, XP Inc. and Banco BTG Pactual S.A. Our Financial Advisory Services compete against those of local and international boutique mergers and acquisitions advisory firms.

Investor sentiment could also turn against private markets investing for a variety of reasons. For example, the returns generated by private markets may decline, or other asset classes or investment opportunities may be perceived to offer superior returns. In addition, certain institutional fund investors are increasingly demonstrating a preference to “in-source” their own investment advisory professionals. These institutional investors may reduce or eliminate allocations to our funds and, in some cases, become direct competitors of Vinci Compass, which could adversely affect our earning potential.

To meet the demands of fund investors, we offer a multi-strategy platform, including closed-end funds across different strategies such as private equity, real estate, infrastructure and credit. However, if fund investor requirements and preferences change, this could reduce interest in specific asset classes or in our funds more broadly. Such changes may impede our ability to raise capital for new funds and could adversely affect our business, financial condition and results of operations.

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

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial advisors has been increasing. Our asset management and advisory activities may subject us to the risk of significant legal liabilities to our clients and third parties, including our clients’ stockholders or beneficiaries, under securities or other laws and regulations for materially false or misleading statements made in connection with securities and other transactions. In our investment management business, we make investment decisions on behalf of our clients that could result in substantial losses. Any such losses also may subject us to the risk of legal and regulatory liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. Moreover, litigation risk may also arise from a perception from investors that any investment opportunity identified by us that is appropriate for two or more investment funds in a manner that excludes one or more funds or results in a disproportionate allocation based on factors or criteria that we determine is inconsistent with the fiduciary obligations of our subsidiaries under applicable law, governing fund agreements or Vinci Compass’ own policies. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending litigation. In addition, negative publicity and press speculation about us, our investment activities or the private markets in general, whether or not based in truth, or litigation or regulatory action against us or any third-party managers with whom we invest directly or indirectly involving us may tarnish our reputation and harm our ability to attract and retain clients. Substantial legal or regulatory liability could materially and adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could seriously harm our business.

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

Further, significant physical effects of climate change, including extreme weather events such as hurricanes, floods or droughts, can also have an adverse impact on certain of our portfolio companies and investments, especially our real asset investments and portfolio companies that rely on physical factories, plants or stores located in the affected areas. As the effects of climate change increase, we expect the frequency and impact of weather and climate-related events and conditions to increase as well. For example, unseasonal or violent weather events can have a material impact on businesses or properties that focus on tourism or recreational travel. While the geographic distribution of our portfolio inherently limits our physical climate risk, some physical risk is inherent in the companies in our portfolio given the unknown potential for extreme weather that could occur related to climate change.

Moreover, Regulation 2019/2088 on the European Union (EU) Sustainable Finance Disclosure Regulation came into force on March 10, 2021 and was further supplemented by Level 2 Regulatory Technical Standards that came into force on January 1, 2023 (together, the “SFDR”). The SFDR imposes disclosure requirements on “financial market participants,” which include alternative investment fund managers, or “AIFMs,” authorized under the Alternative Investment Fund Managers Directive, in respect of “financial products,” which include alternative investment funds, or “AIFs.” In particular, the disclosures obligations under the SFDR consist of entity-level (e.g., AIFM) disclosures and product-level disclosures (e.g., AIF or portfolio). Such disclosure must be made variously in pre-contractual information to investors, in periodic investor reports and publicly on firms’ websites. Furthermore, the SFDR imposes additional disclosure obligations for: (i) Article 8 products (products that promote environmental or social characteristics, colloquially known as “light green funds”); and (ii) Article 9 products

(products that have sustainable investment as their objective, colloquially known as “dark green funds”). Our Vinci Impact Climate Change fund, or VICC, is an EU AIF and Lacan Florestal IV, or Lacan IV is a non-EU AIF, and, as a result, pursuant to the SFDR, we are required to, among other things, prepare entity-level disclosures, and product-level disclosures and periodic reports in respect of their AIFs. Accordingly, the provisions of the SFDR may affect the fundraising process with European limited partners, and may impose additional operating costs on us, which may be borne by the AIFs.

As of the date of this annual report, VICC’s AIF is a sustainable fund and is in compliance with Article 9 fund under the SFDR. Moreover, we believe that Lacan IV’s AIF will promote environmental and/or social characteristics and, therefore, we intend to comply with the disclosure requirements that are applicable to Article 9 funds under the SFDR. Nonetheless, we may be subject to regulatory action or financial penalties if our funds fail to comply with applicable requirements under the SFDR, such as the suspension of our funds’ activities or the invalidation of its SFDR classification, which would cause our funds to no longer be able to present itself as a sustainable investment. Our failure to adequately or accurately disclose information in relation to the environmental or social characteristics, or any sustainable investment objective, of its AIFs could expose us to litigation or other legal or regulatory actions.

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

We cannot guarantee that there are written agreements in place with every third party or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from such third parties in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to risks related to noncompliance with data protection laws in the countries in which we operate, which provide for application of sanctions, including financial penalties, in case of noncompliance.

We operate in multiple jurisdictions, each with distinct and evolving data protection and privacy regulations. These laws vary in scope and enforcement mechanisms, and noncompliance—whether due to differing legal interpretations, operational missteps or regulatory changes—could materially impact our operations, expose us to sanctions or fines, and adversely affect our reputation and the value of our Class A common shares. While certain jurisdictions, such as Brazil, have established comprehensive data protection regimes that are already enforceable, other countries where we operate are in earlier stages of regulatory implementation or reform. The following discusses key frameworks relevant to our business.

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

Moreover, the administrative sanctions provisions of LGPD became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. In the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of the our or our economic group’s revenues up to a limit of R$50.0 million per infraction, (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and (6) partial or complete prohibition to engage in processing activities. Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to noncompliance with the obligations established by the LGPD and certain other sector-specific laws and regulations on data protection still in force. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with the LGPD, we may incur material costs which could have an adverse effect in our reputation and results of operations. Moreover, we may be held liable for material, punitive, individual or collective damages to the data subjects due to its processing and treatment and could be held individually or severally responsible for material, punitive, individual or collective damages caused by us, our subsidiaries, service providers that process personal data on our behalf or our affiliates due to noncompliance with the obligations set forth by the LGPD, which may adversely affect our reputation and results and, consequently, the value of our Class A common shares.

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

Similarly, data protection and privacy regulations vary across the Latin American countries where we operate, with each jurisdiction imposing different requirements regarding the collection, processing, storage, and transfer of personal data. Some countries have comprehensive data protection laws aligned with international standards, including Argentina’s Personal Data Protection Law (Law 25.326), Colombia’s Data Protection Law (Statutory Law 1581 of 2012), Mexico’s Federal Law on the Protection of Personal Data Held by Private Parties, Peru’s Personal Data Protection Law (Law No. 29733 and Supreme Decree No. 016-2024-JUS), and Uruguay’s Data Protection Law (Law No. 18,331), which follows international standards and establishes strict guidelines for data processing, security measures, and cross-border data transfers.

Chile has recently enacted Law No. 21.719, which amends Law No. 19.628 on the Protection of Private Life, establishing a new framework for the protection and processing of personal data in the country. This law was published in the Official Gazette on December 13, 2024, and is expected to come into force 24 months after its publication, on December 1, 2026. Among its key provisions, the law creates the Chilean Personal Data Protection Agency, responsible for monitoring compliance and imposing sanctions for violations. The law introduces new principles for data processing, including lawfulness, purpose limitation, proportionality, data quality, accountability, transparency, and confidentiality. It also reinforces data subjects’ rights, such as access, rectification, deletion, objection, portability, and restriction. Furthermore, the law regulates international data transfers, allowing such transfers only to organizations that provide an adequate level of protection or are covered by standard contractual clauses.

In the United States, there is no single comprehensive federal data protection law. Instead, data privacy is regulated through a combination of sector-specific federal laws. Additionally, several U.S. states have enacted their own data privacy laws, creating a complex regulatory landscape for companies operating across jurisdictions. The SEC and the Financial Industry Regulatory Authority, Inc., or FINRA, also enforce cybersecurity and data protection standards for our subsidiary operating as a broker-dealer, requiring firms to implement written policies and procedures to safeguard client information. The SEC’s Regulation S-P also mandates that financial institutions, including our subsidiaries that are registered investment advisers and our broker-dealer, provide privacy notices to customers and adopt measures to prevent unauthorized access to personal data.

Additionally, some of our operations and activities, either because of their location or nature, are subject to the General Data Protection Regulation (GDPR), a comprehensive data privacy law enacted by the EU and the European Economic Area (EEA), which governs the collection, processing, and protection of personal data of individuals within these regions.

Our business depends on our well-regarded, reliable brand, and any failure to maintain, protect, and enhance our brand and related brands, including through effective marketing and communications strategies, would harm our business.

We have developed a well-regarded and reliable brand, “Vinci Compass,” that has contributed significantly to the success of our business. Maintaining, protecting, and enhancing our brands is critical to expanding our client base, and our relationships with other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.

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

Where our funds make large investments, these may involve certain complexities and risks that may not be encountered in small- and medium-sized investments. For example, larger transactions may be more difficult to finance or may entail greater challenges in implementing changes in the relevant portfolio company’s management, culture, finances or operations, and may face greater scrutiny by regulators, interest groups and other third parties. Further, in larger transactions, the amount of equity capital required to complete an investment has increased significantly. This has resulted in some larger private equity deals being structured as consortium transactions. Consortium transactions generally entail a reduced level of control over the investment because governance rights must be shared with the other consortium investors. Accordingly, in such deals, our funds may not be able to separately control decisions relating to a consortium investment and the timing and nature of any exit. In addition, large investments could result in concentrated positions in certain of our funds, or certain of our funds may have concentrated positions in the securities of certain issuers or of issuers of a particular industry, country or region, which could expose us to losses in respect of such issuer, industry, country or region. Any of these factors could increase the risk that our funds’ larger investments could be less successful than investments over which the relevant Vinci Compass fund has full control or has a more diversified position. The consequences of an unsuccessful larger investment by a Vinci Compass fund could be more severe given the size of the investment and any such adverse consequences could, in turn, have a material adverse impact on our brand and reputation as well as adversely affect the performance fees and investment income received by us from the relevant fund, which could adversely affect our business, financial condition and results of operations.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft, SS&C Eze, Bloomberg, Cirion Technologies, Dell and Fortinet, among others. The functions provided by these service providers include portfolio management and asset allocation services, compliance management, communication systems, registration systems, data control systems, information security systems, and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we rely on certain systems and institutions to allow our portfolio managers to access real-time market information data, such as Bloomberg, Reuters, Broadcast, Quantum and Economática, which are essential for our managers to make their investment decisions and take certain actions (such as making trades). Any failure of such information providers to update or deliver such data in a timely manner could lead to potential losses of our funds, which may in turn affect our business operations and reputation and may cause us to incur losses.

We cannot assure you that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. Some external service providers may have assets and infrastructure that are important to the services they provide us that are located in or outside the countries in which we operate, and their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations of the jurisdictions in which their assets and operations are located.

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

We may not be able to ensure the accuracy of information relating to third-party funds, and we have no control over the performance of these third-party funds.

We invest our clients’ funds in certain third-party funds. We also have a third-party distribution strategy within our Global Investment Products & Solutions segment, or the Global IP&S segment, which provides access to alternative and liquid products managed by third-party asset managers and GPs. While the information related to these third-party funds has been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party funds or their service providers or agents provide incomplete, misleading, inaccurate or fraudulent information in relation to their funds, we may lose the trust of existing and prospective investors.

Furthermore, as clients invest in these third-party funds through funds managed by us or via our third-party distribution strategy, they may have the impression that we are at least partially responsible for the quality and performance of these funds. Although we have established standards to screen fund providers before we invest in these funds, we have limited control over the performance of these third-party funds. In the event that an investor is dissatisfied with a third-party fund invested in by us, we do not have any means to directly make improvements in response to client complaints. If investors become dissatisfied with these third-party funds, our business, reputation, financial performance and prospects could be adversely affected.

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

We utilize data center hosting facilities from a third-party service provider to make certain content available on our platform. Our primary data centers are located in Rio de Janeiro, Brazil and we have a secondary, disaster-recovery data center in Cotia, Brazil. See “Item 16K. Cybersecurity—Data Centers and Cloud Services Software.” Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of natural disasters, acts of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

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

For example, Chile’s frequent and powerful earthquakes have historically caused widespread damage to infrastructure, including roads, railways, and essential supply chains, disrupting economic activity. Major earthquakes, such as the 8.8 magnitude event in 2010 and the 8.4 magnitude earthquake in 2015, have severely impacted key industries and the availability of goods and services. The most recent major earthquake, a 7.0 magnitude event in 2020, continued this pattern of destruction, affecting critical infrastructure. Future seismic activity in Chile could significantly disrupt business operations, hinder access to essential resources, and create long-term economic instability.

Valuation methodologies for certain assets in Vinci Compass funds involve subjective judgments and assumptions and the fair value of assets established pursuant to such methodologies could, therefore, be incorrect, which could have an adverse effect on fund performance, accrued performance fees and investment income.

Valuation methodologies for investments held by our funds can involve subjective judgments, and the fair value of assets established pursuant to such methodologies may therefore be incorrect, which could have an adverse effect on fund performance and accrued performance fees.

There are often no readily ascertainable market prices for a portion of the investments of funds that we manage. For example, the portfolio of certain of our Private Markets strategy funds may include investments in unlisted companies. Valuations of the investments held by our funds are generally prepared in line with applicable and recognized valuation processes and procedures (including, in respect of private equity investments in accordance with the international private equity and venture capital valuation guidelines) prepared by either our management team or third-party specialist firms. There is a risk that investments held by our funds will not be realized for amounts equal to, or greater than, the amounts at which they are valued, or that the past valuations based on such performance information will not accurately reflect the realization value of such investments. An investment’s actual realization value will depend on, among other factors, future operating results of the relevant investment, the value of the assets and market conditions at the time of disposal, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which previous valuations were determined.

Valuations of unrealized investments held by our funds can affect the amount of performance fees generated by our funds in circumstances where unrealized investments are written off or written down in value. To the extent that a valuation is incorrect, this may result in a recognition of revenue from performance fees, a subsequent reduction of which could ultimately reduce our profitability. Valuation of unrealized investments held by our funds could also affect management fees in the case of a bankruptcy of a portfolio company of a Vinci Compass fund, whereby the investment is considered realized and the invested capital is deducted from the base on which management fee is calculated, which could have an effect on the income from management fees received by Vinci Compass from existing funds.

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

We may be exposed to asset-specific risks, including those relating to the holding of publicly traded securities, such as fluctuating stock prices and additional media scrutiny, which by extension may have an adverse effect on our brand and reputation. In addition, when our funds acquire minority stakes in public companies, or our portfolio companies are listed, these public companies may make decisions with which the relevant Vinci Compass fund disagrees, and the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our funds’ interests.

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

We are subject to uncertainties that are common across the securities industry. These uncertainties include:

•

the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes, in particular in the context of the ongoing war between Russia and Ukraine, the conflicts in the Middle East, persistent inflation, elevated interest rates, the imposition of tariffs and political turbulence, and new economic directives arising from Latin American governments;

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

We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner, quotaholder or shareholder, in other companies, consortia or joint ventures in Latin America, where most of our operations are located, and outside Latin America. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Latin America—Exchange rate instability may have adverse effects on the economies of the countries in which we operate, us and the price of our Class A common shares,” “—Certain Risks Relating to Latin America—Economic uncertainty and political instability in Latin America may harm us and the price of our Class A common shares” and “Item 8.—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are require to convert into the relevant foreign currencies in order to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations including, for example as a result of overall market declines and increased market volatility, changes in the prices of commodities exported by Brazil and sudden changes in the global liquidity conditions caused by interest rate hikes in the main global financial centers, such as the United States and the European Union.

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

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

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

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2024, 2023 and 2022. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS Accounting Standards and the SEC and managing access to our systems, data and end-user computing, or EUC, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, in 2021, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies. In 2022, such consultant, along with the Company, mapped out the processes and designed a risk and control framework relating to internal controls over financial reporting, and suggested action plans for some of our internal controls to be validated by the applicable staff. The consultant’s work was completed in 2023 and has enabled us to focus on control gaps and related action plans. Notwithstanding, as the risk and control framework requires continuous updating, new risks and controls or control gaps that are not mapped in the current assessment may arise.

Moreover, we identified control deficiencies as of December 31, 2024, 2023 and 2022, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Moreover, our entity level controls are inadequate due to the lack of formalized procedures and controls in several processes. Consequently, our business is exposed to risk from potential noncompliance with internal policies, which could result in reputational harm. Such deficiencies, when considered in the aggregate, would be considered a material weakness.

Beginning in the year ended December 31, 2022, we have sought to remedy our control deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements. In 2023, formal review and documentation processes were implemented for accounting procedures and controls related to the accuracy of information required to produce the financial statements. In 2024, we also hired an external consultant to support the accounting team in preparing and developing an internal manual for significant accounting policies, and the material produced by this consultant is currently under review. In 2025, we also began to work on a remediation plan with respect to our entity level control deficiencies, which includes engaging a consulting company to roll out our internal controls mechanics to all of our subsidiaries.

In addition, we identified material weaknesses as of December 31, 2020 related to the supervision of financial reporting for a public company, including lack of an audit committee. In 2021, we created our audit committee in connection with our IPO (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”) and further created an internal controls department, which is leading the remediation process along with the external consultant and is responsible for completing our action plans, monitoring, reviewing and testing controls, and ensuring that new controls are in place for new processes or changes in existing processes. In 2023, we further strengthened our governance by creating and implementing an internal audit department, which operates under the direct supervision of the audit committee and is responsible for evaluating the effectiveness of our internal controls over financial reporting. As a result of these initiatives, our internal controls continued to mature throughout 2024, and we believe that the previously identified material weaknesses have now been successfully remediated.

When considered in the aggregate, these, material weaknesses and control deficiencies did not result in a material misstatement to our consolidated financial statements. However, additional testing may reveal other deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We incur additional accounting and auditing expenses and spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, FINRA or other regulatory authorities. Moreover, we cannot assure you that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting. In addition, these obligations also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Finally, as a result of our business combination with Compass, we face increased operational complexity that presents significant challenges to the integration and alignment of internal controls and compliance procedures. Harmonizing the companies’ operating practices, reporting structures, staff development and compensation programs, internal controls, and other policies, procedures and processes—including compliance by the acquired operations with IFRS Accounting Standards and the documentation and testing of internal control procedures under

Section 404 of the Sarbanes-Oxley Act—requires substantial effort and coordination. The process of integrating internal control environments across two previously separate organizations increases the risk that we may not be able to implement the necessary internal controls within the legally required timeframe. This may result in continued or additional control deficiencies or material weaknesses, which could adversely affect our ability to timely and accurately report our financial results.

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

The laws, rules, and regulations that govern our business include or may in the future include those relating to consumer financial protection, tax, anti-money laundering and terrorist financing and escheatment (rules relating to unclaimed property). These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Latin America. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business. In addition, during periods of heightened political and economic uncertainty, the governments of the countries in which we operate could implement additional rules and regulations that could adversely impact our business. See “—Certain Risks Relating to Latin America—The governments of the Latin American countries in which we operate have exercised, and continue to exercise, significant influence over the economies of this jurisdiction, which could adversely affect us and the price of our Class A common shares.”

For example, as a firm with significant asset management operations in Brazil, our business is subject to Brazilian laws and regulations relating to asset management in Brazil, comprising Federal Law No. 6,385/1976 and related rules and regulations issued by the CVM and ANBIMA, among others. In addition, since the launching of our Retirement Services strategy, or VRS, we have been subjected to the rules and regulations of the Brazilian Superintendency for Private Insurance (Superintendência de Seguros Privados), or the SUSEP. If we are unable to comply with these private insurance regulations in a timely manner, we may be subject to fines or other penalties. In addition, by engaging in the insurance business, we are subject to a number of regulatory risks, such as (1) changes in solvency and minimum capital regulation, which could result in the need for increased capital to cover new solvency requirements and/or in the divestment of certain classes of assets; (2) changes in product regulation, which could materially alter the way in which our products are created, sold or operated in general; (3) intervention and/or liquidation proceedings by SUSEP in the event of solvency-sensitive scenarios, which could lead to material deviations or interruptions to our ordinary course of business and/or regulatory sanctions upon the Company and its management; and (4) incurrence of fines and other penalties (such as temporary suspension of activities or license cancellation) imposed by SUSEP for perceived breaches of applicable regulation, among others.

We are also subject to anti-money laundering and terrorist financing laws and regulations in multiple jurisdictions that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations impacting our ability to maintain a bank account in the countries where we operate, including the United States, or if existing or new legislation or regulations applicable to banks in the countries where we maintain a bank account, including the United States, were to result in banks in those countries being unwilling or unable to establish and maintain bank accounts for us.

Further, if any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Moreover, certain of our subsidiaries are subject to regulation in the United States. If we or any of our subsidiaries obtain additional licenses or registrations in the United States, we could be subject to compliance with additional applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.

Although we have a compliance program focused on applicable laws, rules, and regulations and are continually investing in this program, we may nonetheless be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions, including loss of required licenses or approvals in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual failure to comply with applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability, and we could be (1) required to pay substantial fines and disgorgement of our profits or (2) required to change our business practices. Any disciplinary or punitive action by our regulators or failure to obtain required operating authorizations could seriously harm our business and results of operations.

In addition, the regulatory and legal environment in which we operate exposes us to other compliance and litigation risks that could materially affect our results of operations. These laws and regulations may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that are applicable to and affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial and personnel resources to comply with any new regulations or successfully compete in the context of a changing regulatory environment. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview.”

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in Latin America. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with clients or companies, as well as our unilateral business practices, could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations and failure to comply with such laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the Bribery Act 2010 of the United Kingdom, or the Bribery Act, and all other anti-corruption, anti-bribery, and anti-money laundering laws and regulations applicable in the countries where we operate. Each of these laws and regulations imposes liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

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

As just mentioned above, regulatory authorities across various jurisdictions, such as across Latin America, in the United States and in the United Kingdom, among others, have increasingly focused on enhancing and enforcing anti-bribery laws. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the Clean Company Act, the FCPA, the U.K. anti-bribery laws or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common shares.

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

Changes in tax laws, regulations, related interpretations and tax accounting standards in Latin America, the United Kingdom, Spain, the United States or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected.

In Brazil, there are bills currently proposed before the Brazilian Congress that aim to implement tax reforms, and the Brazilian federal government has made strong indications that it intends to effect tax reforms and progress certain of these bills in the near future.

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

On December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132/2023, which intended to pave the way for a significant reform of the Brazilian consumption taxes system beginning in 2026 and taking full effect as of 2033. These changes include the replacement of five taxes currently levied in Brazil: (i) Social Integration Program Contribution (Contribuição ao Programa de Integração Social), or PIS; (ii) the Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS; (iii) Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI (all three being federal taxes); (iv) Tax on Distribution of Goods and Services Tax (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS (a state tax); and (v) ISS (a municipal tax). These taxes will be replaced by two value-added taxes: ICMS and ISS will be merged into a Tax on Goods and Services (Imposto Sobre Bens e Serviços), or IBS, to be managed by states and municipalities, and the federal government will be in charge of a Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or CBS. In addition, a third tax, the Selective Tax (Imposto Seletivo), or the IS, will be created and will be applicable to transactions involving goods and services that are detrimental to the environment and human health. On January 16, 2025, the Brazilian Congress passed Supplementary Law No. 214 to regulate the IBS, CBS and IS. Beginning in 2026, financial services, including those related to asset management, will begin to be taxed by CBS and IBS under a specific regime and, except as otherwise provided, IBS (replacing the ISS) is expected to be collected according to rates applicable where the recipient of the services is domiciled. The IBS rate, as well as the calculation methodology for companies in the financial sector, are yet to be determined, and as such we are currently reviewing the effects of such legislation on our expected tax burden. Any increases in the ISS rates applicable to our business could result in a high tax burden for us and, as a result, impair our profitability.

In addition to the reform of consumption taxes, the reform of income taxation is under discussion in Brazil. Law No. 14,754, dated December 12, 2023, reformed the taxation in Brazil of income arising from local investment funds and offshore investments. With the approval of the tax reform and subsequent regulation of tax rates applicable to us and our subsidiaries or portfolio companies, such changes may, directly or indirectly, adversely affect our business and results of operations. On March 18, 2025, the Brazilian government introduced Bill No. 1,087 that, if approved in current form, would result, effective as of January 1, 2026, in a withholding tax of 10% to be levied on any distributions of dividends by a Brazilian entity to a nonresident shareholder. The foreign shareholder might eventually benefit from a total or partial recovery of the amount of such new tax depending on the effective tax rate supported by the Brazilian invested entity. Nonetheless, the procedures to be adopted for requesting this recovery and eventual terms to be observed by Brazilian tax authorities to effect the repayment are still unclear and pending regulation. As the rates of corporate income taxation of the Brazilian entities would not be changed, this new withholding tax would be an additional burden to the foreign investors. Bill No. 1,087 will now be examined by both chambers of the Brazilian Congress, which may decide to approve or reject its enactment into law, as well as to amend its current wording. As a result, in the coming months or years, these bills may either be approved or rejected, and the Brazilian government may present new bills aiming to tax dividends or to make other changes to income taxation.

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

In addition, to support its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes that may affect our funds (including offshore funds) and the investors in such funds. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that any of such reforms will not, once implemented, increase the overall tax burden on, and have an adverse effect upon, the operations and business of our private equity funds and their portfolio companies. Furthermore, such changes have in the past produced uncertainty in the financial system and may increase the cost of borrowing. The Brazilian tax authorities’ interpretations with respect to tax events and tax rates, as well as the computation of certain taxes, may change from time to time, including in ways that could materially adversely affect our funds, investors, and our financial condition and results of operations. Moreover, some tax rules in Brazil can change without notice (subject only to a general rule applicable to most increases of tax rates or the creation of new tax triggering events which rule states that such increases or events only become effective in the following calendar year and, in some cases, following a minimum transition period of 90 days). We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

In turn, earnings and revenues generated by our operating subsidiaries in Argentina, Chile, Colombia, Mexico, Peru, Uruguay and the United States are subject to taxation according to their applicable tax rules, including, but not limited to, income taxation, indirect taxes on services, withholding taxes on dividends and cross-border payments, which may ultimately affect the financial results of these subsidiaries. Additionally, certain subsidiaries rely on special tax regimes, incentives and the application of tax treaties, the interpretation of which can be complex and may differ between us and the relevant tax authorities. For example, we rely in part on the Uruguayan Free Trade Zone (FTZ) regime, which grants companies operating within the zones a special regulatory status—most notably, an exemption from national taxes on qualifying activities. Our continued operation within this framework depends on the maintenance and renewal of key contractual arrangements including our indirect user lease contract.

Changes in tax laws or interpretations of these special tax regimes and incentives could adversely affect our effective tax rate and cash flows. While existing tax treaties in some jurisdictions may mitigate the impact of double taxation on certain cross-border payments, their application may be affected by tax reforms, changes in tax rules, and interpretations by tax authorities, potentially affecting the results of our operations.

Transfer pricing may result in increased tax costs.

Some of the jurisdictions in which we operate, including Brazil, have transfer pricing regulations requiring intra-group transactions to be conducted on arm’s-length terms. Due to the integrated structure of our operations, some of our subsidiaries provide and receive services among themselves, including, but not limited to, provision of investment advisory, investor relations services, business support services, and management services, which are made on a commercial basis by application of international guidelines and national regulations which are subject to these transfer pricing rules. As a consequence of globalization and growing world trade, tax authorities worldwide have increased their focus on transfer pricing with respect to cross border intra group transactions, as part of protecting their respective country’s tax base. Changes in these rules, whether due to tax reforms, amendments by local governments, or differing interpretations by tax authorities, could increase compliance requirements and affect the tax treatment of such transactions, resulting in an increased tax cost, including tax surcharges and interest, impacting our financial results.

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

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, file actions to nullify, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive harm. If the ownership of any of our trademarks or domain names is legally challenged and such challenges result in adverse judicial decisions rendered against us, we may be prohibited from further using our trademarks and domain names. In addition, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or the INPI). In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, which could adversely affect our business.

We may also be subject to costly litigation if our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may already hold, or may later be granted, patents that could be infringed by our services or technology. Any of these parties could assert claims of infringement against us, including allegations related to our services, technology, or branding. Additionally, we may face claims for breaches of copyright, trademark, licensing, or other intellectual property rights, which could limit our ability to use or commercialize certain assets. In particular, we do not yet hold registered copyrights or trademark rights for “Vinci Compass.” While we have filed applications in each country where we operate, these approvals remain pending. If we are unable to secure these registrations or if third parties successfully challenge our rights, we may face restrictions on our ability to use the “Vinci Compass” brand or be required to rebrand, which could adversely impact our business and market position.

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

We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. For example, we may lose clients as a result of any acquisition, partnership or joint venture. In addition, we may be unable to realize the expected benefits, synergies or developments that we may initially anticipate. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.

In particular, our ability to realize the anticipated benefits of our business combination with Compass, including in terms of revenue growth and product diversification, is subject to certain risks including our ability to successfully combine the businesses of Vinci Partners and Compass, whether the combined businesses will perform as expected, and the assumption of known and unknown liabilities of Compass. If we are not able to successfully integrate and combine the businesses of Vinci Partners and Compass within the anticipated time frame, or at all, the anticipated revenue growth, product diversification and other benefits of our business combination with Compass may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected, and the value of our Class A common shares may be adversely affected.

Moreover, certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. In addition, we may spend time and money on projects that do not increase our revenue or profitability. To the extent we finance any acquisition or investment in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we finance any acquisition or investment with the proceeds from the incurrence of debt, this would increase our level of indebtedness and could negatively affect our liquidity, credit rating and restrict our operations. Our competitors may be willing to pay more than us for acquisitions or investments, which may cause us to lose certain opportunities that we would otherwise desire to complete. Moreover, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial and/or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot assure you that any acquisition, partnership, investment or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

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

When our products and services are used in connection with illegitimate transactions we may be exposed to governmental and regulatory sanctions, including outside of Latin America (for example, U.S. anti-money laundering and economic sanctions violations). Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we and our funds are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we and our funds may become subject in the future. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we and our funds may suffer large financial losses, may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We may not be able to maintain adequate insurance coverage on acceptable terms, or at all, which could have a material adverse effect on our business and financial condition.

We have insurance coverage for, among other things, damages and crimes against property, business trips, and directors’ and officers’ liability for some of our subsidiaries. However, we may experience claims in excess of or not covered by our current insurance policies. For example, given the size of certain of our funds and their investments, the relevant member of Vinci Compass (such as the fund managers or advisors to such funds) could be subject to material legal or regulatory actions, including from dissatisfied fund investors, regulators or other third parties, which may not be covered by our current insurance coverage. Further, damage caused to us could, even if covered by our insurance coverage, result in increased insurance premiums. We may not be able to obtain or maintain liability insurance in the future on acceptable terms, or at all, which could in turn create a need or desire for us to build up an internal contingency reserve to cover risks, thus affecting our financial position, which would adversely affect our business and the trading price of our Class A common shares.

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

For example, even though we conducted a customary due diligence investigation of Compass, we cannot be sure that our diligence surfaced all material issues that may be present inside Compass or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Compass and its business and outside of its control will not arise later. If any such material issues arise or if known risks prove to be more significant than expected, the ongoing business of the combined company and our shareholders’ investment may be materially and adversely impacted.

Contingent liabilities could harm fund performance.

We may acquire or cause our funds to acquire companies or effect an investment that is subject to contingent liabilities, which includes our recent acquisitions of SPS Capital Gestão de Recursos Ltda., or SPS Capital, MAV Capital and Lacan Ativos Reais, or Lacan, and our business combination with Compass. See “Item 4. Information on the Company—A. History and Development of the Company—Our History.” Such contingent liabilities could be unknown to us at the time of acquisition or, if they are known to us, we may not accurately assess or protect against the risks that they present. Acquired contingent liabilities could thus result in unforeseen losses for our funds.

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

We are required to maintain regulatory approvals and authorizations. There is a risk that we will not have the ability to obtain and retain requisite approvals and permits from relevant governmental authorities and other organizations, and to comply with applicable laws and regulations, or be able to do so without incurring undue costs and delays, which may result in a financial loss for us. A loss of the requisite approvals and/or permits, or the loss of relevant approvals and/or permits for us to operate or market funds within a certain area or generally, may result in the wind-down or liquidation of existing Vinci Compass funds, and could accordingly have a material adverse effect on the size of our AUM and thus also affect management fees that we receive, as well as the ability to receive performance fees and investment income.

We are subject to risks related to conflicts of interest.

Various conflicts of interest may arise with regard to our operations, our funds, our third-party distribution services, our shareholders and our fund investors. Failure to appropriately deal with conflicts of interest as they arise, or the appearance of conflicts of interest, could harm our brand and reputation or result in potential liability for us, and could have a material adverse effect on our operations, financial position and earnings.

Our funds invest in a broad range of asset classes, including in the equity of portfolio companies, debt securities and corporate loans. In certain cases, certain of our funds may invest in different parts of the same company’s capital structure. In those cases, the interests of the different funds may not always be aligned, which could create actual or potential conflicts of interest or give the appearance of such conflicts. For example, one of our private equity funds could have an interest in pursuing an acquisition, divestiture or other transaction that, in that fund’s judgment, could enhance the value of the private equity investment, even though the proposed transaction could subject a Vinci Compass credit fund’s debt investment to additional or increased risks.

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

We have in the past invested alongside our investors, and while we have not targeted any specific investments as of the date of this annual report, we expect to make investments alongside our investors in the future. While we follow certain internal guidelines and the laws and regulations of the jurisdictions in which we operate in respect of making such investments, these investments could lead to potential conflicts of interest with our clients. When we invest alongside our investors, we make such investments under the same conditions and according to the same fee structures, paying the same management and performance fees. For open-ended funds distributed by us or by third parties, any investor, including us, can invest or divest at any time, though such investor (including us) must comply with the provisions of the respective funds’ bylaws. In the case of our listed funds, any trade made by us can only be executed after first obtaining written pre-clearance from our compliance department. While we believe these conditions, measures, and internal protocols adequately address potential conflicts of interests that may arise from investing alongside our clients, there can be no assurance that we will adequately address all potential conflicts of interest, which could have an adverse effect on our customer relationships, thereby adversely affecting our reputation and our business.

Our funds may acquire investments from, or sell investments to, other Vinci Compass funds, and members of the board of the general partner or the fund manager of our funds may be officers or directors of entities which are not part of Vinci Compass and which provide advice or services to, or engage in other transactions with, a Vinci

Compass fund or to one or more portfolio companies of a Vinci Compass fund. Such conflicts of interest may not always be properly disclosed. According to our internal policies, our officers, directors, members, managers, and employees are prohibited from holding an interest in a portfolio company of our private funds, unless otherwise authorized by the compliance department and in certain cases where required by law to maintain plurality of partners. However, if our officers, directors, members, managers, employees, or other legal entities or entities of Vinci Compass hold or acquire a direct or indirect interest in a portfolio company of a Vinci Compass fund, this may create a conflict of interest. Such conflicts may result in litigation arising from investor dissatisfaction and may cause fund investors to explore withdrawing or cancelling their commitments to a Vinci Compass fund, or not to invest in new Vinci Compass funds, which could affect the size of the AUM being managed in existing Vinci Compass funds.

Certain policies and procedures implemented to mitigate potential conflicts of interest and address certain regulatory requirements may reduce the synergies across our various businesses.

Because we act in portfolio management, in the distribution of both our funds and third-party funds and in advisory services, we may be subject to a number of actual and potential conflicts of interest and subject to greater regulatory oversight and more legal and contractual restrictions than that to which we would otherwise be subject if we had just one line of business. To mitigate these conflicts and address regulatory, legal and contractual requirements across our various businesses, we have implemented certain policies and procedures (for example, information walls) that may reduce the positive synergies that we cultivate across these businesses for purposes of identifying and managing attractive investments. For example, we may come into possession of material non-public information with respect to issuers in which we may be considering making an investment or issuers in which our affiliates may hold an interest. As a consequence of such policies and procedures, we may be precluded from providing such information or other ideas to our other businesses that might be of benefit to them.

Changes to applicable accounting standards, or changes to the interpretations thereof, could have a material adverse effect on Vinci Compass.

Vinci Compass applies IFRS Accounting Standards in the preparation of its financial statements. In preparing our financial statements, we make judgments and accounting estimates that affect the application of our accounting policies and the reported amounts of assets, liabilities, income, including the recognition of performance fees, and expenses. Valuation methodologies for certain assets in our funds can be subject to significant subjectivity and the fair value of assets established pursuant to such methodologies may never be realized, and valuation methodologies for historical Vinci Compass funds may differ to the valuation methodologies used for current or future Vinci Compass funds. Amendments to, and changes to interpretations of, existing accounting standards could have a significant effect on Vinci Compass’ financial condition, and also result in extensive adoption costs.

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

Vinci Partners USA LLC, Compass Group LLC and Compass Group Investments Solutions LLC are registered as investment advisers under the Advisers Act, which imposes limits on our operations.

While Vinci Compass is currently not registered, or required to register, as an investment adviser under the Advisers Act, our subsidiaries Vinci Partners USA LLC, Compass Group LLC and Compass Group Investments Solutions LLC are registered as investment advisers, which subjects us to extensive regulation as an investment adviser and could adversely affect our ability to manage our business.

Vinci Partners USA LLC, Compass Group LLC and Compass Group Investments Solutions LLC are subject to various requirements under the Advisers Act such as fiduciary duties to clients, anti-fraud provisions, substantive prohibitions and requirements, contractual and record-keeping requirements and administrative oversight by the SEC (primarily by inspection). In addition, Vinci Partners USA LLC, Compass Group LLC and Compass Group Investments Solutions LLC must continually address potential conflicts between our interests and those of our clients. Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. If Vinci Partners USA LLC, Compass Group LLC or Compass Group Investments Solutions LLC are deemed to be out of compliance with any such rules and regulations, we may be subject to civil liability, criminal liability and/or regulatory sanctions.

For more information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters in the United States.”

CG Compass (USA) LLC is registered as a broker-dealer under the Securities Exchange Act of 1934, which imposes limits on our operations.

Our subsidiary CG Compass (USA) LLC, a U.S.-based broker-dealer, is registered with the SEC under the Securities Exchange Act, and is a member of FINRA. As a FINRA member, CG Compass (USA) LLC is subject to FINRA rules, which include comprehensive regulations governing capital requirements, supervision, advertising, recordkeeping, reporting, anti-money laundering programs, and trading practices. Although we have established certain policies and procedures designed to be in compliance with all rules and regulations applicable to us, there can be no assurance that these policies and procedures will be effective in doing so. If CG Compass (USA) LLC is deemed to be out of compliance with any such rules and regulations, we may be subject to civil liability, criminal liability and/or regulatory sanctions.

Actual or potential epidemics, pandemics, outbreaks, or other public health crises may have an adverse impact on our investment portfolio and consequently our business and financial condition.

Our portfolio investments and our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crises. Such public health crises may negatively impact the global economy, disrupt supply chains, and create significant volatility in global financial markets. For example, the COVID-19 pandemic caused the levels of equity and other financial markets to decline sharply and to become volatile, and the resulting market volatility caused a number of planned public stock offerings and merger and acquisition transactions in Latin America to be postponed or cancelled.

Public health crises and government measures taken in response thereto may lead to significant disruptions in our funds’ portfolio companies’ businesses and to long-term disruptions or closures. In addition, significant market fluctuations or macroeconomic conditions driven by any such crises and related developments may result in fluctuations in the fair value component of our AUM, and could result in additional fluctuations in our AUM depending on their severity and extent. For example, one lasting macroeconomic effect of the COVID-19 pandemic was the increase in government expenditures and a sharp reduction in interest rates to minimize the negative economic impact at the time of the crisis. These stimuli led to a global surge in inflation and, as a result, a sharp rise in interest rates in the post-pandemic period. Increased real interest rates have led and may continue to lead to sudden changes in global liquidity conditions causing increased volatility in asset prices around the world and, therefore, adversely affect financial markets in the future.

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

The agreement governing our commercial notes contains, and any future loans and financing that we take on may contain, standard restrictive covenants, including financial covenants. This agreement provides for the acceleration of our obligations on the commercial notes upon the occurrence of an event of default as defined under such agreement. In addition, we are required to comply with financial covenants on an annual basis and certain other non-financial restrictive covenants. Failure to comply with or fulfill any of these restrictions, covenants, financial metrics or financial tests could result in a default under these agreements, which would have a material adverse effect on our cash flows.

Certain Risks Relating to Latin America

The governments of the Latin American countries in which we operate have exercised, and continue to exercise, significant influence over the economies of this jurisdiction, which could adversely affect us and the price of our Class A common shares.

The governments of Latin American countries frequently exercise significant influence over their respective economies and occasionally implement substantial changes in policies and regulations. Government actions to control inflation and other economic factors in the region have often included, among other measures, adjustments to interest rates, fiscal policy changes, wage and price controls, foreign exchange rate interventions, restrictions on capital flows, currency devaluations, and trade barriers. We have no control over and cannot predict what measures or policies Latin American governments may adopt in the future. Our business and the market price of our Class A common shares may be negatively impacted by shifts in government policies, as well as broader economic conditions, including, but not limited to:

•	economic growth or downturns in Latin American markets;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws, regulations, and government policies based on shifting political, social, and economic priorities;

•	fiscal policy, monetary policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	energy and water shortages and rationing, as well as infrastructure deficiencies affecting transportation and logistics;

•	commodity prices;

•	regional trade agreements and integration efforts;

•	public health crises; and

•	other political, diplomatic, social and economic developments in or affecting Latin America, including the influence of major global economies on trade, investment, and policy decisions in the region.

Uncertainty regarding whether Latin American governments will implement reforms or regulatory changes in these or other areas may contribute to economic instability, adversely affecting our operations and financial results, as well as the trading price of our Class A common shares. Recent political and economic instability in certain Latin American countries has led to increased market volatility and negative investor sentiment, which may further impact our business and share value. See “—Economic uncertainty and political instability in Latin America may harm us and the price of our Class A common shares” and “Item 5. Operating and Financial Review and Prospects—Significant Factors Affecting Our Results of Operations—Macroeconomic Environment.”

Economic uncertainty and political instability in Latin America may harm us and the price of our Class A common shares.

The political environment of Latin American has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Latin America.

In Brazil, recent economic instability has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various past and ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Chile’s political and economic landscape remains uncertain following the rejection of the proposed constitution in December 2023, leaving the 1980 Constitution in place while potential amendments remain subject to Congressional negotiations. Although the constitutional debate has subsided for now, political shifts, including the rise of independent candidates in local elections and a growing conservative influence ahead of the 2025 general elections, contribute to continued unpredictability. Presidential and congressional elections are scheduled to take place on November 16, 2025, which may further shape Chile’s political and economic direction. The recent approval of a pension reform, which increases employer contributions over nine years, may have economic implications, while ongoing political restructuring within President Boric’s administration adds further uncertainty. Social unrest, legislative changes, and potential shifts in economic and social policies could impact investor confidence, regulatory frameworks, and the business environment in Chile. We cannot predict the long-term effects of these developments, but any resulting political instability, economic downturn, or changes in regulatory policy could negatively affect our operations, financial condition, and the market for our notes.

Argentina’s economic and political environment remains highly volatile, driven by chronic inflation, currency controls, and recurrent debt crises. The country’s economic challenges have been exacerbated by political instability, including disputes over fiscal policies, debt restructuring, and interventionist economic measures. The recent transition of government following the 2023 general elections has introduced significant uncertainty, as new policies—particularly those related to currency liberalization, subsidy reductions, and deregulation—face resistance from opposition groups and the broader public. Legislative elections are scheduled to be held on October 26, 2025, during which half of the seats in the Chamber of Deputies and one-third of the Senate will be renewed. In addition, Argentina’s ongoing negotiations with the International Monetary Fund, or the IMF, over its sovereign debt obligations add further unpredictability. Social unrest, labor strikes, and the risk of policy reversals could negatively impact market confidence, increase capital flight, and contribute to exchange rate volatility, which could adversely affect our business, financial condition, and results of operations.

Mexico’s economic and political environment is influenced by both domestic policy shifts and external factors, including its trade relationship with the United States. Uncertainty surrounding the 2024 presidential elections and the potential direction of future economic and regulatory policies could impact investor confidence. In recent years, government intervention in key sectors—particularly energy, where efforts to strengthen state-owned enterprises have raised concerns among private investors—has contributed to economic uncertainty. Additionally, security concerns, including organized crime and violence in certain regions, pose risks to business operations and investor sentiment. Mexico’s reliance on exports and foreign direct investment makes it vulnerable to shifts in U.S. trade policy (including as a result of the imposition of tariffs), supply chain disruptions, and changes in global economic conditions. Any deterioration in economic stability, regulatory unpredictability, or political tensions could have a material adverse effect on our operations, financial condition, and the market for our securities.

Peru has experienced heightened political instability in recent years, with frequent changes in government, ongoing tensions between the executive and legislative branches, and widespread public protests. The impeachment and removal of multiple presidents in rapid succession, coupled with social unrest and calls for constitutional reform, have contributed to economic uncertainty and weakened investor confidence. In addition, disruptions in key sectors such as mining—one of Peru’s primary economic drivers—due to regulatory uncertainty, labor disputes, and community-led protests have impacted production and foreign investment. General elections, including presidential and congressional elections, are scheduled to be held on April 12, 2026, and may further influence the country’s policy trajectory. While the government has sought to implement policies to stabilize the economy, persistent political fragmentation and the potential for policy shifts, including increased state intervention in strategic industries, continue to pose risks. Any further instability, economic downturn, or adverse regulatory changes could negatively affect our business, financial condition, and results of operations.

Colombia’s political and economic environment remains marked by uncertainty amid ongoing reforms and security challenges. Since taking office in 2022, President Gustavo Petro’s administration has pursued an ambitious reform agenda aimed at overhauling the country’s health, labor, and pension systems. While elements of these reforms have gained legislative traction, others have faced significant resistance in Congress and from private sector stakeholders, leading to a contentious and uncertain policymaking environment. Presidential and congressional elections scheduled for 2026 could further shape the policy outlook and impact ongoing reform efforts. In addition, recent changes in cabinet leadership and political tensions between the executive and legislative branches have contributed to institutional volatility. Security concerns persist in several regions, where the presence of armed groups, drug trafficking, and efforts to negotiate peace have had mixed results, impacting investor sentiment and economic stability. Colombia’s economic performance has also been affected by inflationary pressures, tight monetary policy, and external vulnerabilities linked to commodity prices and global financial conditions. These factors, along with the risk of further political fragmentation or policy reversals, could undermine investor confidence, affect the regulatory landscape, and negatively impact our operations, financial condition, and the market for our securities.

Finally, Uruguay’s heavy reliance on exports, particularly in the agricultural, forestry, and energy sectors, makes it vulnerable to fluctuations in global commodity prices and demand from key trading partners, including China, Brazil, and Argentina. Additionally, the outcome of the 2024 Uruguayan general elections could introduce policy shifts affecting labor laws, taxation, and regulatory frameworks. Regional instability, particularly economic crises in neighboring Argentina and Brazil, could lead to capital flow disruptions, currency volatility, and trade imbalances, which may in turn affect Uruguay’s economic growth and investor confidence.

Any of the above factors may create additional political uncertainty, which could harm the economies of the Latin American countries in which we operate and, consequently, our business and the value of our investments, and could adversely affect our financial condition, results of operations and the price of our Class A common shares.

Inflation and certain measures to curb inflation have historically harmed the emerging economies and capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, several Latin American countries have experienced extremely high rates of inflation. Inflation and measures taken by governments in the region to control it have often had significant negative effects on their economies. Policies implemented to curb inflationary pressures, along with uncertainty regarding potential future government interventions, have contributed to economic instability and increased volatility in Latin American capital markets. Latin American countries may continue to experience high levels of inflation in the future and inflationary pressures may lead to their governments intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares.

In Brazil, according to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.8%, 4.6% and 5.8% for the years ended December 31, 2024, 2023 and 2022, respectively. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC rate increased from 9.25% as of December 31, 2021, to 13.75% as of December 31, 2022 (the highest level since the end of 2016). In 2023, the Brazilian Central Bank initiated an easing cycle as inflationary pressures subsided, reducing the SELIC rate to 11.75% as of December 31, 2023. The easing continued into the first half of 2024, with the SELIC rate reaching 10.50% in May 2024. However, inflationary pressures resurfaced in mid-2024, driven by adverse climatic conditions affecting food and energy prices, a significant devaluation of the real following the U.S. presidential election, and persistent fiscal challenges in Brazil. In response, the Brazilian Central Bank resumed tightening monetary policy, increasing the SELIC rate to 11.25% in September 2024 and 12.25% in December 2024. These adjustments reflect the Brazilian Central Bank’s efforts to balance inflation control with economic stability amid elevated interest rates globally and domestic economic concerns. As of the date of this annual report, the SELIC rate is 14.25%. Consequently, growth volatility and the need for sudden and significant interest rate changes could negatively affect us and affect our indebtedness.

In Chile, the rate of inflation, as measured by changes in the Chilean Consumer Price Index, was 4.8%, 3.9% and 4.5% in 2022, 2023 and 2024, respectively. Measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy. As a result, severe increases in inflation could have an adverse impact on our business, financial condition and results of operations.

In Argentina, inflation has remained persistently high, driven by structural fiscal imbalances, a history of expansionary monetary policy, and limited access to international credit markets. According to Argentina’s National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos), inflation reached 72.4% in 2022, 211.4% in 2023, and 117.8% in 2024, reflecting a period of severe economic instability. In response, the Argentine government implemented drastic monetary and fiscal adjustments, including lifting currency controls, cutting subsidies, and reducing public spending. However, these measures have led to significant economic contraction, with domestic consumption and investment slowing. The devaluation of the Argentine peso in December 2023 exacerbated inflationary pressures, reducing real wages and increasing the cost of imports. Although inflation began to decline in 2024, the long-term effectiveness of the government’s stabilization plan remains uncertain. Persistent inflation, public skepticism regarding economic policies, and continued external financing constraints could contribute to further economic uncertainty and financial volatility, negatively impacting our business, financial condition, and results of operations.

In Mexico, inflation has remained a key concern due to fluctuations in global energy prices, supply chain disruptions, and shifts in domestic fiscal and monetary policies. According to Mexico’s National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), inflation was 7.9% in 2022, 5.5% in 2023, and 4.7% in 2024, reflecting a gradual decline as global pressures eased and domestic policies stabilized. The

Bank of Mexico (Banco de México) pursued a tight monetary policy throughout this period, raising the benchmark interest rate to a peak of 11.25% in early 2023 before gradually reducing it as inflation expectations improved. However, inflationary risks persist due to ongoing peso volatility, fluctuations in global commodity prices, and potential fiscal stimulus measures as a new administration took office following the 2024 presidential election. Any significant resurgence in inflation could lead to renewed monetary tightening, higher borrowing costs, and reduced consumer purchasing power, which may adversely affect economic growth and our business operations.

In Peru, inflation has fluctuated in recent years due to external factors such as global commodity price volatility and domestic political instability. According to the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática, or INEI), inflation was 8.3% in 2022, 3.2% in 2023, and 2.0% in 2024, reflecting a downward trend following aggressive interest rate hikes by the Central Reserve Bank of Peru (Banco Central de Reserva del Perú), or the BCRP. The central bank raised its benchmark rate from 2.5% in early 2022 to 7.75% in 2023 before beginning a gradual easing cycle in response to declining inflationary pressures. However, persistent uncertainty surrounding fiscal policies, potential changes to mining regulations, and continued social unrest have contributed to price volatility in key sectors. In addition, external shocks, including fluctuations in commodity prices and supply chain disruptions, could lead to renewed inflationary pressures. Any sustained increase in inflation or further monetary tightening could negatively affect economic activity, investment, and our financial performance.

In Colombia, inflation has been elevated in recent years due to a combination of domestic and external factors, including currency depreciation, supply chain disruptions, and rising food and energy prices. According to Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE, inflation stood at 13.1% in 2022, 9.3% in 2023, and 5.2% in 2024, reflecting a gradual deceleration following aggressive monetary tightening by the Central Bank of Colombia (Banco de la República). While inflation has begun to moderate, cost pressures remain, particularly in labor-intensive sectors, as wage expectations continue to rise in line with inflation and legally mandated annual adjustments. Given that labor represents a significant portion of our operational expenses in Colombia, continued inflation or wage indexation could adversely impact our cost structure and profitability. Additionally, monetary policy uncertainty, exchange rate volatility, and inflation-linked social demands could further affect Colombia’s macroeconomic environment and negatively influence our business, financial condition, and results of operations.

In Uruguay, inflation has remained relatively moderate compared to some of its regional peers, though it continues to be influenced by external shocks, exchange rate fluctuations, and wage indexation policies. According to the National Institute of Statistics (Instituto Nacional de Estadística), Uruguay’s annual inflation rate was 9.1% in 2022, 5.1% in 2023, and 5.5% in 2024, reflecting a gradual decline due to the Central Bank of Uruguay’s (Banco Central del Uruguay), or the BCU’s, tight monetary policy. The BCU maintained high interest rates throughout 2023 to curb inflationary pressures, particularly as the Uruguayan peso appreciated against regional currencies, impacting export competitiveness. However, inflationary risks remain due to Uruguay’s reliance on imported goods, exposure to global commodity price fluctuations, and potential wage adjustments under collective bargaining agreements. Any resurgence of inflationary pressures or shifts in monetary policy could lead to higher interest rates, reduced consumer spending, and increased financing costs, which may negatively affect our business, financial condition, and results of operations.

Persistent inflation in several of the jurisdictions where we operate has contributed to rising operational costs, particularly with respect to labor, which represents one of our most significant cost components. As inflationary pressures increase the cost of living, wage demands tend to rise in both unionized and non-unionized environments, leading to higher payroll expenses. In some countries, local labor laws and collective bargaining agreements also tie wage adjustments to inflation indices, further amplifying cost pressures. These dynamics may be exacerbated by currency depreciation, especially where salaries are paid in local currency but revenues or debt obligations are denominated in foreign currency. Sustained or accelerating inflation could therefore adversely affect our cost structure, profitability, and cash flows.

Exchange rate instability may have adverse effects on the economies of the countries in which we operate, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.2177 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.4% appreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$6.1923 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during the year, influenced in part by the outcome of the U.S. presidential election which is expected to result in a stronger U.S. dollar relative to other currencies, as well as concerns surrounding the Brazilian economy and the federal government’s fiscal situation. As of April 24, 2025, the real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.6738 per US$1.00. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

Similar trends of exchange rate volatility have been observed in other Latin American countries, where currency fluctuations are influenced by a combination of domestic economic policies, political developments, and global market conditions. Below is a discussion of exchange rate movements and associated risks in key jurisdictions where we operate:

•

The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. The main driver of exchange rate volatility in past years was the significant devaluations in other Latin American countries, as well as general uncertainty and trade imbalances in the global markets. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. Any significant currency devaluations or foreign exchange fluctuations in the future may adversely affect the performance of the Chilean economy and have an adverse effect on our business, financial condition and results of operations.

•

In Argentina, the exchange rate has been highly volatile due to chronic inflation, capital controls, and repeated currency devaluations. The Argentine peso has experienced sharp depreciation in recent years, driven by external debt obligations, limited access to international capital markets, and declining foreign currency reserves. In addition to the official rate, Argentina maintains parallel exchange rates, such as the “blue dollar” rate, which often diverges significantly from the official rate, reflecting market concerns about government policies and capital restrictions. Given Argentina’s history of exchange rate instability and policy-driven devaluations, there can be no assurance that further depreciation will not occur, which could negatively affect our business, financial condition, and results of operations.

•

In Mexico, the exchange rate of the Mexican peso against the U.S. dollar has historically been subject to fluctuations due to external and domestic factors, including global financial conditions, trade relationships, and monetary policy decisions. In 2024, the peso depreciated significantly as uncertainty surrounding the 2024 presidential election and shifting fiscal policies affected investor sentiment. External factors, such as fluctuations in global commodity prices, U.S. monetary policy decisions, and geopolitical risks, also contributed to currency volatility. The future trajectory of the peso remains uncertain, and any significant depreciation could increase inflationary pressures, raise the cost of servicing foreign-currency debt, and negatively impact our financial performance.

•

In Peru, the sol has generally remained more stable compared to other Latin American currencies, but it has still been subject to exchange rate fluctuations driven by external economic shocks, commodity price volatility, and domestic political uncertainty. While the BCRP has maintained a prudent monetary policy to mitigate excessive exchange rate volatility, external pressures and domestic instability could lead to further depreciation of the sol, potentially affecting inflation, financing costs, and overall economic stability. Any significant fluctuations in the sol may negatively impact our business, financial condition, and results of operations.

•

In Colombia, the exchange rate of the Colombian peso against the U.S. dollar has exhibited significant volatility in recent years, influenced by both domestic and international factors. Key drivers of currency fluctuations have included global commodity price swings—particularly in oil and coal, which are major Colombian exports—shifts in U.S. interest rates, and domestic political developments, including uncertainty surrounding proposed economic reforms. In 2024, the peso experienced a notable depreciation of over 15%, reflecting concerns over fiscal stability and investor reactions to policy initiatives under President Gustavo Petro’s administration. While the Central Bank of Colombia has intervened at times to smooth excessive volatility, external shocks and continued uncertainty regarding fiscal and regulatory policy could put renewed pressure on the peso. Any substantial devaluation or sustained exchange rate instability could increase inflationary pressures, raise the cost of servicing U.S. dollar-denominated obligations, and adversely affect our business, financial condition, and results of operations.

•

In Uruguay, the Uruguayan peso has experienced moderate exchange rate fluctuations in recent years, influenced by regional economic conditions, global financial market trends, and the monetary policy of the BCU. However, in 2024, the peso depreciated sharply as regional economic slowdowns and lower demand for Uruguay’s exports put pressure on the currency. While Uruguay’s economy has been relatively stable compared to its regional peers, it remains exposed to external risks, including fluctuations in global commodity prices, economic instability in neighboring Argentina and Brazil, and shifts in international interest rates.

Devaluation of local currencies relative to the U.S. dollar could create inflationary pressures in Latin American countries and lead governments in the region to, among other measures, further increase interest rates. Any depreciation of local currencies may generally restrict access to international capital markets and reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce economic stability and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on economies across Latin America. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of local currencies relative to the U.S. dollar may also, particularly during periods of economic slowdown, decrease consumer spending, increase deflationary pressures, and reduce economic growth.

On the other hand, an appreciation of local currencies relative to the U.S. dollar and other foreign currencies may worsen current account balances in Latin American countries. We and certain of our suppliers purchase services from countries outside the region, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, either devaluation or appreciation of local currencies relative to the U.S. dollar and other foreign currencies could restrict economic growth in Latin America, as well as our business, results of operations, and profitability.

Infrastructure and workforce deficiency in Latin America may impact economic growth and have a material adverse effect on us.

Our performance is closely tied to the overall health, stability, and growth of economies across Latin America. The Brazilian GDP growth has fluctuated over the past years, with a contraction of 4.1% in 2020 followed by expansions of 4.6% in 2021, 2.9% in 2022, 2.5% in 2023 and 3.4% in 2024. Argentina has faced prolonged economic volatility, with GDP growing by 5.0% in 2022 before contracting by 1.6% in 2023 and being expected to contract by 3.8% in 2024 due to high inflation, fiscal austerity, and a sharp currency devaluation. Mexico’s GDP grew only 0.9% year over year in the fourth quarter of 2024, after expanding 2.4% in 2023 and 4.6% in 2022. The Peruvian GDP growth slowed to 2.7% in 2022 before shifting to a 0.6% contraction in 2023, due to mining sector disruptions and weak private investment, and then reverting to a growth of 3.3% in 2024. Similar trends have been observed in Chile and Uruguay, which have exhibit fluctuating GDP growth rates in recent years.

In general, GDP growth across Latin America is constrained by structural challenges, including inadequate infrastructure, persistent energy shortages, and deficiencies in transportation, logistics, and telecommunications. Many countries in the region struggle with underinvestment in critical sectors, leading to inefficiencies that hinder economic expansion. Additionally, labor market challenges, such as skills shortages, informal employment, and rigid labor regulations, can limit workforce productivity and drive volatility in employment rates. Periodic general strikes, social unrest, and political uncertainty further contribute to economic instability, impacting business confidence and investment flows. These factors, combined with fluctuating public and private sector investments, can reduce productivity, constrain income growth, and weaken purchasing power, ultimately limiting overall economic expansion and potentially having a material adverse effect on our business, financial condition, and results of operations.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm economies across Latin America and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Latin America is influenced by economic and market conditions in Latin America and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Latin America may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin America, decreasing the amount of foreign investments in the region.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the EU (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the EU on January 31, 2020. On December 24, 2020, the United Kingdom and the European Commission reached an agreement on the terms of its future cooperation with the European Union. On December 31, 2020, the European Union (Future Relationship) Act was enacted in the United Kingdom and the agreement reached with the European Commission came into full force on May 1, 2021, after relevant E.U. institutions ratified the agreement. We have no control over and cannot predict the effect of United Kingdom’s exit from the EU nor over whether and to which effect any other member state will decide to exit the EU in the future.

Moreover, the United States and China have long been involved in controversies related to trade barriers that have periodically escalated tensions between the two countries, including the imposition of tariffs on certain imported products. Sustained friction between the United States and its trading partners, including China, continues to pose risks to the stability of the global economy. For example, discussions around the imposition or increase of tariffs on products imported into the United States have been ongoing since the election campaign of President Donald Trump. Following his inauguration, President Trump raised trade tariffs on key U.S. trade partners—including Mexico—and imposed significant tariffs on a wide range of imports, including certain goods from China, as well as steel and aluminum products from various countries. Most recently, in April 2025, the U.S. administration announced and imposed a new round of reciprocal tariffs targeting several countries. These include a 25% tariff on imports from Mexico and a 10% tariff on imports from Brazil, with similar 10% baseline tariffs applied to products originating from Argentina, Uruguay, Peru, and Colombia. These measures are intended to address perceived trade imbalances but may invite retaliatory actions and create further economic uncertainty. While the potential impact of such tariffs on our operations remains uncertain, broad trade restrictions on emerging market imports into the United States could disrupt the economies of the countries in which we operate and, as a result, adversely affect our business, financial condition, and results of operations.

In addition, it is unclear the degree to which current political divisions in the United States will continue to influence policy action. Fighting inflation, orientation towards fiscal policy, energy and geopolitical strategies are divisive issues that may lead to sudden policy changes. We are also unable to predict the policies that will be adopted by eventual new presidential administrations and the effects of any such policies, if implemented. These political divisions and policies may materially adversely affect the United States and global economies and capital markets, including the economy and capital markets of Latin American countries, which may, in turn, materially adversely affect the trading price of our Class A common shares.

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

While the precise effect of the ongoing armed conflict and these sanctions on the Russian and global economies remains uncertain, should tensions remain at current heightened levels or continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy. Particularly, these effects have resulted and could continue to result in increased inflation in Latin America and in measures by the government of Latin American countries to contain inflation, such as raising the interest rates, which could materially impact the cost of debt and third-party capital for financing and investing activities across industries. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, an increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

In addition, on October 7, 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the region. By late 2024, the conflict has escalated significantly, with expanded military operations in Gaza, increasing casualties, regional spillover risks involving neighboring countries, and heightened global tensions. For example, since mid-November 2023, Houthi rebels in Yemen have targeted and carried out attacks on commercial shipping vessels travelling through the Red Sea which may result in further disruptions in supply chains. In 2024, in response to attacks from Lebanon and Iran, Israel attacked Lebanon targeting Hezbollah infrastructure and leaders and carried out airstrikes against Iranian military sites. This war continues to cause a humanitarian crisis and the escalation of the conflict and any resulting conflicts in the region could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, increased inflationary pressures and market volatility, among other potential consequences. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

Any credit rating downgrade of Brazil or any other Latin American country in which we operate could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to the sovereign debt credit rating of Brazil and the other Latin American countries in which we operate. Sovereign credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate such countries and their respective sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. The following is a summary of recent credit rating trends across our principal markets:

•

Brazil’s sovereign credit rating has experienced multiple downgrades since 2015, with all three major rating agencies having stripped the country of its investment-grade status. However, recent actions suggest a more stable or improving outlook. As of the most recent updates, Standard & Poor’s upgraded Brazil’s rating to BB with a stable outlook in December 2023; Moody’s raised Brazil’s rating to Ba1 with a positive outlook in October 2024; and Fitch affirmed Brazil’s rating at BB with a stable outlook in July 2024, following an upgrade from BB- in 2023. These revisions reflect improved fiscal management and macroeconomic stability, though Brazil remains below investment grade and subject to ongoing political and economic risks.

•

Chile maintains investment-grade sovereign credit ratings, although political and fiscal pressures remain. As of March 2025, Standard & Poor’s rates Chile at A with a stable outlook, Moody’s at A2 with a stable outlook, and Fitch Ratings at A- with a stable outlook. While the agencies acknowledge Chile’s track record of macroeconomic management, past political polarization and increased social demands continue to pose risks to fiscal discipline and policy continuity.

•

Argentina continues to face significant sovereign credit challenges. As of March 2025, S&P rates Argentina at CCC with a stable outlook, Moody’s at Caa3 with a positive outlook, and Fitch at CCC. Although recent fiscal adjustments under the new administration have led to limited improvements in outlook, the country’s credit ratings remain well below investment grade. Persistent structural imbalances, external vulnerabilities, and the potential for policy reversals continue to weigh on Argentina’s credit profile.

•

Uruguay holds investment-grade ratings across all three agencies. As of March 2025, S&P rates Uruguay at BBB+, Moody’s at Baa1, and Fitch at BBB, all with stable outlooks. These ratings reflect relative macroeconomic stability and institutional strength; however, Uruguay remains exposed to external shocks, including commodity price volatility and regional economic disruptions, which could adversely affect its fiscal position and economic performance.

•

Colombia’s credit ratings have weakened in recent years, falling below investment grade at two of the three major agencies. As of March 2025, S&P and Fitch rate Colombia at BB+ with negative outlooks, while Moody’s maintains an investment-grade rating of Baa2 with a negative outlook. The negative outlooks reflect rising fiscal pressures, weaker-than-expected growth, and concerns about policy effectiveness, which could lead to further downgrades if not addressed.

•

Peru retains investment-grade ratings, but political instability and fiscal pressures have led to mixed rating actions. As of March 2025, Fitch rates Peru at BBB with a stable outlook, Moody’s at Baa1 with a stable outlook, and S&P at BBB- with a stable outlook, following a one-notch downgrade in 2024. While the country benefits from historically prudent macroeconomic policies, ongoing political uncertainty may continue to challenge policy implementation and investor confidence.

•

Mexico maintains investment-grade ratings from all three agencies, but outlooks vary. As of March 2025, S&P rates Mexico at BBB with a stable outlook, Fitch at BBB- with a stable outlook, and Moody’s at Baa2 with a negative outlook. While the agencies note macroeconomic stability, concerns persist regarding fiscal pressures, governance indicators, and increased state involvement in key sectors. Any material weakening in fiscal metrics or institutional quality could lead to rating downgrades.

The sovereign credit ratings of certain Latin American countries where we operate, including Brazil, are currently rated below investment grade by the major credit rating agencies. As a result, the prices of securities offered by companies with significant operations in these jurisdictions have been negatively affected. A prolongation or worsening of low economic growth, political uncertainty, or fiscal instability in one or more of these countries could lead to further sovereign ratings downgrades. Any such downgrade could increase investors’ perception of risk and, in turn, adversely affect the trading price of our Class A common shares.

Certain Risks Relating to Our Class A Common Shares

Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 71.8% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Gilberto Sayão da Silva controls our company and does not hold any of our Class A common shares, though he beneficially owns 22.6% of our issued and outstanding share capital through his beneficial ownership of all of our outstanding Class B common shares, and consequently, 71.8% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Mr. Sayão da Silva controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. He is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Mr. Sayão da Silva may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of Mr. Sayão da Silva on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. He is able to prevent any other shareholders from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” In addition, for so long as Mr. Sayão da Silva beneficially owns more than two-thirds of our issued share capital, he will also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

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

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which represent approximately 22.6% of our issued and outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

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

As of December 31, 2024, 100,000 Series A convertible preferred shares were outstanding, representing approximately 10.3% of our outstanding common shares, including the Series A convertible preferred shares on an as-converted basis, based on an initial conversion rate of 73.5402 Class A common shares for each Series A convertible preferred share, which represents an initial conversion price of approximately US$13.60 per Class A common share. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Holders of Series A convertible preferred shares are entitled to a cumulative dividend at the rate of 8.0% per annum. Because holders of our Series A convertible preferred shares are entitled to vote on certain matters described in “—Ares and any other holders of our Series A convertible preferred shares may exercise influence over us,” the issuance of the Series A convertible preferred shares, and the subsequent issuance of additional Series A convertible preferred shares, effectively reduce the relative voting power of the holders of our common shares.

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

As of December 31, 2024, outstanding Series A convertible preferred shares represented approximately 10.3% of our outstanding common shares, including the Series A convertible preferred shares on an as-converted basis, based on an initial conversion rate of 73.5402 Class A common shares for each Series A convertible preferred share, which represents an initial conversion price of approximately US$13.60 per Class A common share. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” The terms of the Series A convertible preferred shares require the approval of a majority of our Series A convertible preferred shares by a separate class vote for us to take the following decisions, among others described in the respective certificate of designations:

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

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we have and may continue to enter into mergers or other similar transactions in the future—such as our business combination with Compass—, which may have the effect of diluting your interest in our share capital or resulting in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

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

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

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

Gilberto Sayão da Silva beneficially owns 100% of our Class B common shares, representing 71.8% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

As a “controlled company,” we rely on such exemptions and, as a result, we do not expect a majority of the directors on our board to be independent. In addition, except with respect to our Audit Committee, we do not expect that any of the committees of the board to consist entirely of independent directors. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

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

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents; (ii) more than 50% of our assets cannot be located in the United States; and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and the Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

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

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

A significant portion of our assets and our principal offices are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in Latin America, among other risks.

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

There can be no assurance that we were not a passive foreign investment company, or PFIC, for our 2024 taxable year or that we will not be a PFIC for any future taxable year, which could subject U.S. investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, we believe that we were likely not a PFIC for our 2024 taxable year. However, this belief is based in part on our determination of the value of our equity utilizing various criteria, including discounted cash flows, market prices for certain of our assets and a control premium, which differs from the market price of our Class A common shares. For 2022 and prior taxable years, our expectation as to whether or not we were a PFIC was based on the market price of our Class A common shares. Whether we were a PFIC in 2024, and whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; (ii) our PFIC status for any taxable year depends on the composition of our income and assets and the value of our assets from time to time (which may be uncertain and potentially volatile); and (iii) the law applicable to determining whether our goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation. To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we were not a PFIC in 2024 or that we will not be a PFIC for any future taxable year. In addition, there can be no assurance that the IRS will agree with our conclusion or our methodology for determining, or our determination of, the value of our goodwill.

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

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of our interests in Vinci Partners Investimentos Ltda. and MNC Holdings Limited (each, a “Qualifying Subsidiary”), our majority owned subsidiaries which we believe are qualifying majority owned subsidiaries for purposes of the 40% test described in clause (b) in the preceding paragraph, because each Qualifying Subsidiary, on a consolidated basis, is primarily engaged in providing asset management services and is not an investment company by virtue of Rule 3a-1 under the Investment Company Act. Under Rule 3a-1, an entity is generally deemed to be an “investment company” if, absent an applicable exemption, more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. Each Qualifying Subsidiary’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of fee receivables for the provision of services, property and equipment, right-of-use leases deferred tax assets, and other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating each Qualifying Subsidiary’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of such Qualifying Subsidiary’s assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such Qualifying Subsidiary and securities issued by qualifying companies that are controlled primarily by such Qualifying Subsidiary. Accordingly, we believe that each Qualifying Subsidiary is not an investment company by virtue of Rule 3a-1 under the Investment Company Act, and therefore is a qualifying majority-owned subsidiary of the Company for purposes of applying the 40% test described in clause (b) in the preceding paragraph to the Company.

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

Our History

Vinci Compass traces its origins to two distinguished firms with rich histories in the alternative asset space in Latin America: Vinci Partners and Compass. The team behind Vinci Partners started investing in the alternative asset space in the early 2000s, with a group of our current partners investing through our first private equity fund or Fund I. In 2004, that group began building an independent principal investment group dedicated to alternative investment strategies for Banco Pactual, one of the leading investment banks in Brazil at the time. In 2006, UBS purchased Banco Pactual and several investment professionals established an independent alternatives business unit within UBS, called UBS Pactual Gestora de Investimentos Alternativos Ltda. or ALIN. In 2009, following UBS’ divestiture of Banco Pactual, Mr. Sayão together with Mr. Horta and a large majority of the other investment professionals from ALIN founded Vinci Partners.

Meanwhile, Compass’ story began in 1995 in New York with the launch of the first dedicated Latin American fund, driven by the vision of becoming the leading provider of investment solutions in the region. One year after opening the New York office, Compass cemented its presence in Latin America with the opening of an office in Chile. Over time, Compass expanded its footprint across eight countries, starting in the United States in 1995, entering Chile in the following year, Argentina in 1997, Peru, Mexico and Colombia in 2002, Uruguay in 2010, and Brazil in 2018, in addition to maintaining a presence in the United States and in the United Kingdom.

On October 29, 2024, we completed the business combination between Vinci Partners and Compass. The resulting company, Vinci Compass, is the premier partner for alternative investments and global solutions in Latin America, with R$327.0 billion in assets under management and advisory (i.e., including third-party distribution AUM) as of December 31, 2024. The creation of Vinci Compass cements the union of two complementary platforms, diversified across strategies, countries and clients. We believe that Vinci Compass, a leading full-service alternative asset manager in Latin America, serves as the gateway to alternative investments in the region offering expertise across Private Equity, Credit, Real Assets, Equities, Global IP&S and Corporate Advisory. Each segment is managed by specialized teams committed to delivering excellence in investment and advisory services.

With deep expertise in the alternative asset space and a robust distribution network spanning Latin America and key global markets, Vinci Compass is uniquely positioned to serve diverse investor needs across local, regional, and global mandates. On a first-level basis, our local-to-local initiatives leverage our deep expertise in Latin American specific markets to provide tailored solutions within each country to local investors. We are also able to act on a local-to-global basis, by providing access for local investors to world-class alternative investments through our strong relationships with top-tier global GPs. Global investors looking into deploying capital into Latin America are also our clients, and we are able to serve them on a global-to-local or global-to-regional basis, by providing investment opportunities into specific local strategies or regional mandates, bridging the gap between global investors and high-quality local assets. This multi-channel approach reinforces Vinci Compass as the premier conduit for capital across Latin America and beyond and the gateway for alternative investments in the region.

Based on the data sources cited below, we believe that:

•

Vinci Compass is a leading alternative investments and global solutions provider in Latin America—With R$327.0 billion in assets under management and advisory, Vinci Compass was one of the largest independent asset managers in the region as of December 31, 2024.

•

Vinci Compass maintains a robust pipeline of young talent—Our recruitment and selection process ensures that we attract and retain top talent. We screened over 3,600 potential candidates in 2024 to fill over 100 positions, representing approximately 36 applicants per vacancy in 2024. This competitive process ensures that Vinci Compass is attracting the next generation of leaders. In addition, Vinci Compass offers summer programs twice a year in our Brazilian offices, one being for a Brazil-focused students in the beginning of the year and the other for students that study abroad in the middle of the year. For the first group, we had 11 students selected participating from over 1,000 candidates. As for the second group, we had 14 students participating from a pool of over 300 student candidates. We also offer structured summer internship programs across all of our other Latin American offices.

•

Vinci Compass is one of the most visible investment brands in Brazil—Vinci Compass is ranked top one in terms of media appearances based on media space (according to data prepared by Danthi Comunicações using information from Topclip). Additionally, we reach a broad audience of over 1,439,407 impressions through our LinkedIn channels, actively engaging with over 269,479 individuals.

•

Vinci Compass has been recognized through a broad range of awards and distinctions worldwide, and our funds across all business segments are consistently ranked among the top performers in the industry—At the global level, Vinci Compass was ranked 7th in the “Most Active Global Placement Agent” category and 3rd in the “Most Active U.S. Placement Agent” in the Annual Global League Tables. In Chile, the firm was named “Best Equities Asset Manager” by El Mercurio Inversiones – Diario Chile. In Brazil, Vinci Compass received a total of 21 awards from reputable platforms including Leaders League, the FGV Funds Guide, and Institutional Investor Magazine. Shifting to our funds, we have an established and recognized track record of delivering returns above benchmarks across all business segments. In 2024, our funds were awarded by leading market research institutions in every segment. In our Private Equity segment, we received the “Best Private Equity Funds” award from Leaders League. In Real Assets, our Real Estate funds were recognized as “Best Real Estate Investment Funds: Managers” and received the “Best REITs Asset Manager” award from the Finance & Law Summit and Awards. Four of our funds across the Equities and Credit segments received five stars from the FGV Funds Guide, and eight of our funds across Global IP&S, Credit, and Equities were recognized by Institutional Investor Magazine as Excellent Funds. Our Corporate Advisory segment was also distinguished with several awards in 2024, including “Outstanding M&A Investment Bank” and “Deal of the Year – Latin America” from the M&A Global Atlas Awards, “Best Independent Advisors for M&A: Mid-Lower Cap” from Leaders League, and both “Brazil M&A Investment Bank” and “Brazil Private Equity Deal of the Year” from the 16th Annual Americas M&A Atlas Awards.

•

Vinci Compass is known for its commitment to social impact—We are dedicated to strengthening social initiatives and promoting responsible investment in Brazil. Since Vinci Partners’ founding, we have continuously improved our sustainability approach, evolving from respecting general guidelines to infusing positive sustainable impact into some of our products. As a result, we were in 2012 one of the first investment managers in Brazil to be a signatory to the Principles for Responsible Investment, or the PRI. Furthermore, we have also endorsed the Women’s Empowerment Principles, or WEPs, which are a set of principles offering guidance to businesses on how to promote gender equality and women’s empowerment in the workplace, marketplace and community as part of the United Nations Sustainable Development Goals. By endorsing the WEPs, Vinci Compass signals its high-level commitment to promoting gender equality and working collaboratively in a multi-stakeholder environment to foster business practices that empower women. We are one of the few alternative asset managers in Brazil with an active Private Markets impact dedicated strategy, through our Impact and Return, or VIR, platform within our private equity strategy. For more information, see “—Sustainability Matters.”

The following chart summarizes key milestones in our operational history:

The following highlights present the key strategic and inorganic initiatives since our IPO, with detailed information regarding each transaction:

Acquisition of SPS Capital

On August 16, 2022, we completed the acquisition of SPS Capital, a leading special situations independent asset manager with over R$2.0 billion in assets under management at the time of the acquisition and led by a highly experienced and best-in-class team with extensive experience in the sector.

The acquisition of SPS Capital resulted in a new business strategy, Opportunistic Capital Solutions, under the Credit segment, which broadens our product offering and we believe enhances the strength of our platform. The transaction strengthens Vinci Compass’ FRE quality, stability and visibility as a result of recurring and high visibility management fee revenues with long-term lockups. We believe that the new strategy, Opportunistic Capital Solutions, operates in an underpenetrated market, creating substantial future growth opportunities to the platform. We believe the acquisition solidified Vinci Compass’ position as the player of choice for alternative investments in Latin America, with a full suite of sophisticated and complementary business segments.

Ares Investment

On October 10, 2023, we announced that Ares Management Corporation, or Ares, agreed to form a strategic partnership to accelerate the growth of Vinci Compass’ platform in Latin America and to collaborate with the distribution, product development and other business opportunities. In connection with this partnership, an affiliate of Ares would concurrently make a US$100 million investment in newly-issued Series A convertible preferred shares, subject to customary closing conditions. The transaction closed on October 26, 2023. Following closing, Ares appointed Mr. Peter Ogilvie to Vinci Compass’ board of directors to share best practices, including related to M&A.

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

As of December 31, 2024, Ares and its affiliates beneficially owned approximately 10.3% of our total issued and outstanding common shares (on an as-converted basis for the Series A convertible preferred shares). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Acquisition of MAV Capital

On June 28, 2024, we completed the acquisition of MAV Capital, an alternative asset manager focused on the agribusiness segment in Brazil, with approximately R$550 million in assets under management at the time of the acquisition, through five investment vehicles comprising more than 35 in-house structured credit operations across a number of sectors, such as Agribusiness, Real Estate and Infrastructure. Founded in 2021, MAV Capital is led by a seasoned management team with a significant track record in the field. MAV Capital’s senior management team has over 20 years of experience, under the leadership of Mr. André Ito, a respected professional with a background in major banking institutions. The team manages capital pools through closed-end fund structures, featuring long-term lockups extending up to 10 years, and their flagship strategy revolves around acquiring debt securities within the agribusiness sector, with two vintages raised between 2021 and 2023.

The acquisition of MAV Capital had an initial cash component, with an additional consideration in cash through an earnout structure to be paid in 2028, subject to the achievement of certain incremental management fee revenue targets.

Acquisition of Lacan

On November 4, 2024, we announced the acquisition of Lacan, an alternative asset manager with a leading franchise in the forestry segment in Brazil, with approximately R$1.5 billion in assets under management as of such date. Founded in 2000, Lacan is a leading Timberland Investment Management Organization (TIMO) in Brazil, led by an experienced senior management team with a significant track record. The Lacan team manages closed-end investment vehicles with long-term lockups of at least 10 years, with a flagship strategy that includes three vintages raised to date in addition to a fourth vintage currently amid the fundraising process. Lacan’s strategy is committed to sustainability, managing 130,000 hectares of planted forests and preserved areas across four different states in Brazil. Furthermore, all of Lacan’s operations are 100% Forest Stewardship Counsel-certified, with a focus on planting exclusively on cleared or degraded lands, reinforcing its dedication to responsible environmental stewardship.

The Lacan transaction included an initial cash component, with additional cash considerations through earnout structures over a period of up to four years, contingent upon fundraising and incremental management fee revenues.

Business Combination with Compass

On March 7, 2024, we reached an agreement for a combination with Compass, which closed on October 29, 2024. This business combination created a full-service Latin American alternative asset manager with more than R$327.0 billion in AUM (as of December 31, 2024).

We believe that the business combination with Compass is fully aligned with our strategic growth plan to expand our geographic footprint into a true pan-regional platform. We believe that with the combination of both platforms, we will be able to enhance the distribution reach of our investment strategies across Latin America through Compass’ leading platform, and Compass will be able to provide access to world-class managers and offer global and regional solutions to our broad client base in Brazil, whilst  the mindset and cultural alignment between partners from both companies will catalyze superior execution. Moreover, upon closing, the business combination was immediately accretive to our FRE per share, with short- and medium-term additional accretion from revenue and productivity enhancement synergies to be unlocked with the integration of both platforms.

Our business combination with Compass had a total upfront consideration of 11,783,384 shares of our Class A common shares and a cash consideration of US$35.2 million, in the form of certain of our Class C redeemable common shares (all of which were redeemed on October 30, 2024). As a result, upon closing, the existing Compass partners came to hold approximately 18% of our total share capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” In addition, under the agreement, Compass partners are entitled to an earn-out of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre-determined metrics, to be paid in our Class A common shares until 2028.

The combination of Vinci and Compass brought a robust governance structure that integrated the expertise and leadership of both firms. Our unified leadership team reflected this alignment, with executives from both Vinci and Compass taking on critical roles. Gilberto Sayão and Alessandro Horta remained in their roles as Chairman and CEO of Vinci Compass, while Manuel Jose Balbontín Fernandez, partner, founder and chairman of Compass was appointed as vice-chairman of our board of directors, and Jaime de la Barra, partner, founder and vice-chairman of Compass, was appointed as a director and Head of Global IP&S of Vinci Compass. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Compass executives and senior management will continue on with Vinci Compass and remain fully committed to a long-term plan aligned with the plan that is currently in place for our executive partners.

Corporate Information

Our global headquarters is located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002. Our telephone number at this address is +55 (21) 2159-6240.

We have regional headquarters in Santiago and New York, as well as offices in Buenos Aires, Bogotá, Lima, Mexico City, Miami, Montevideo, Recife, Ribeirão Preto, and São Paulo. Investors should contact us for any inquiries through the address and telephone number of our global headquarters. Our websites are https://www.vincipartners.com and https://www.cgcompass.com. The information contained in, or accessible through, our website is not incorporated into this annual report.

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

Introduction to Vinci Compass

Vinci Compass is the premier partner for alternative investments and global solutions in Latin America, formed by the combination of Vinci Partners and Compass in 2024. Our 593 full-time employees as of December 31, 2024 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, manage, and distribute investments. Vinci Compass’ business segments include Global IP&S, Credit, Private Equity, Equities, Real Assets and Corporate Advisory, each managed by dedicated investment teams with an independent investment committee and decision-making process.

Vinci Partners’ origins are in the early 2000s, when a group of current partners launched their first private equity fund. In 2004, they established an independent alternatives group within Banco Pactual. Following UBS’s acquisition of Banco Pactual in 2006, the team formed ALIN, an alternatives unit within UBS. In 2009, after UBS divested Banco Pactual, Mr. Sayão, Mr. Horta, and most ALIN professionals founded Vinci Partners. Prior to its business combination with Compass, Vinci Partners’ AUM grew from R$1.9 billion in 2009 to R$70.4 billion as of September 30, 2024, representing a 27% compound annual growth rate, or CAGR. Since inception, we have driven strong performance and organic growth through the consistent launch of new investment vehicles, while also pursuing strategic inorganic expansion. Key transactions include partnerships with Gas Investimentos (2010), Mosaico Capital (2017), SPS Capital (2022), MAV Capital (2024), and Lacan (2024).

Founded in 1995, Compass began with a mission of bringing innovative investment strategies to Latin American investors. Over nearly three decades, the firm has built a strong track record of sustainable growth and innovation. Prior to its business combination with Vinci Partners, Compass’ AUM grew at a 31% CAGR to R$223.7 billion as of September 30, 2024. Compass has expanded its footprint across eight countries, starting in the United States in 1995, entering Chile in the following year, Argentina in 1997, Peru, Mexico and Colombia in 2002, Uruguay in 2010, and Brazil in 2018. This broad presence reflects its deep market penetration and ability to serve a diverse client base of 1,700 institutional and high-net-worth investors.

In October 2024, Vinci Partners combined with Compass to form Vinci Compass, which as of December 31, 2024, assets under management and advisory had grown for the combined companies to R$327.0 billion. Our official AUM is calculated on a consolidated basis, accounting for double counting resulting from funds from one segment investing in other segments, excluding double counting from co-managed funds between our segments and including assets under advisory.

Our business strategy comprises six segments: Global IP&S, Private Equity, Real Assets, Credit, Equities and Corporate Advisory. As of December 31, 2024, Global IP&S accounted for 78% of our AUM, followed by Private Credit with 9%, Private Equity with 5%, Equities with 4% and, lastly, Real Assets with 4% of AUM. AUM for any period prior to the closing of our business combination with Compass is not presented on a pro forma basis.

The following table sets forth our AUM on a per-segment basis as of the dates indicated:

	As of December 31,
	2024	2023	2022

	(in R$ million)
Global IP&S	255,403	25,514	26,650
Credit	29,213	7,371	7,199
Private Equity	16,760	14,593	13,781
Equities	13,883	10,055	7,747
Real Assets	11,702	10,992	7,705

Total	326,961	68,525	63,081

Our revenue base is broadly diversified within our strategies. For the year ended December 31, 2024, Private Equity accounted for 26% of our Fee-Related Revenues (i.e., our net revenue from management fees, net revenue from advisory services and net revenue from other revenues), followed by Global IP&S with 23%, Real Assets with 18%, Credit with 15%, Equities with 11%, and Corporate Advisory with 8%.

The following tables set forth our Fee-Related Revenues on a per-segment basis for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022

	(in R$ million)
Global IP&S	128.7	83.7	100.4
Credit	83.8	52.2	33.0
Private Equity	146.6	125.5	109.1
Equities	59.2	58.8	64.0
Real Assets	102.3	75.7	68.0
Corporate Advisory	42.9	37.3	18.9

Total	563.6	433.2	393.5

We present fourth quarter information in several instances throughout this annual report given that revenue for the year ended December 31, 2024 is not directly comparable to prior years because it includes revenue from Compass only for the final two months of the year (i.e., following the closing of the business combination). Financial information for any period prior to the closing of our business combination is not presented on a pro forma basis.

The following chart presents our AUM and Fee-Related Revenues by segment, client profile, country of funding and country of allocation for the quarter ended December 31, 2024:

Competitive Strengths

We have established a premier independent franchise with market leadership across our high value-added strategies. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and global solutions, which combined with the adoption of innovative technologies and increasing integration across our business segments, strongly position us to capitalize on the future expansion and shifts in asset allocation in the Latin American investment market.

We are a leading independent alternative asset manager and global solutions provider in Latin America, with an extensive product offering across several business strategies.

Since our inception, we have worked tirelessly to establish ourselves as a premier independent alternative investment platform and global solutions provider, recognized for our leading presence across the principal Latin American countries and our broad product offering across all major alternative asset classes. With R$327.0 billion in assets under management and advisory (as of December 31, 2024) and complementary strengths across investment strategies and distribution capabilities, Vinci Compass is reshaping the region’s alternative investment landscape. With a leading pan-regional distribution network with expertise in accessing global general partners, or GPs, and best-in-class proprietary investment strategies, Vinci Compass works as a full-service one-stop-shop platform able to serve diverse investor needs across local, regional, and global mandates.

Our extensive product offering, encompassing several business strategies, provides a strong competitive advantage as limited partners, or LPs, increasingly seek to consolidate their investments with fewer GPs. By investing with and/or through Vinci Compass, these investors can find tailored-made investment solutions across all major alternative asset classes. Additionally, our role as a global solutions provider in Latin America reinforces our competitive edge. We offer solutions to our clients spanning across proprietary investment products and the best-in-class world-class third-party GPs and top-tier asset managers, all while upholding a prestigious and knowledgeable reputation.

This distinctive combination of proprietary and third-party products allows us to provide comprehensive and diversified solutions that meet the evolving needs of our clients. With deep market expertise, a broad platform, and the ability to seamlessly integrate these offerings, Vinci Compass stands as the partner of choice for investors across the region, offering bespoke portfolios for all the different client profiles.

Our diversified revenue streams across multiple countries and currencies, including recurring management and advisory fees, underpin a resilient, asset-light business model. This structure ensures stability and minimizes dependency on local economic cycles, enabling consistent performance in varying market conditions.

Vinci Compass’ diversified revenue streams, spanning multiple countries and currencies, are a cornerstone of our resilient and asset-light business model. With recurring income derived from management and advisory fees, complemented by performance-based fees, our business demonstrates strong immunity to fluctuations in local economic cycles. This strategic diversification mitigates geographic and currency-specific risks, ensuring a stable and predictable revenue base that supports sustainable long-term growth and value creation for our stakeholders.

Our ability to generate revenues in multiple currencies underscores the strength and flexibility of our platform. In the fourth quarter of 2024, 40.9% of our net revenue was recognized in Brazilian reais, 32.3% in U.S. dollars, 17.2% in Chilean pesos, 4.4% in Argentine pesos, 3.6% in Mexican pesos, 1.5% in Peruvian soles and 0.1% in Colombian pesos. This distribution reflects our well-established presence in both emerging and developed markets, allowing us to capture revenues in hard currencies while benefiting from local market opportunities.

This balanced revenue mix provides us with the financial flexibility to grow organically by reinvesting in our platform, adapt to changing market conditions, and pursue strategic inorganic growth initiatives. By maintaining a strong presence in different markets, Vinci Compass is uniquely positioned to deliver value to its clients and stakeholders, regardless of economic volatility or regional challenges. This approach underscores our commitment to building a robust and future-ready business that thrives across diverse market environments.

We have an extensive and scalable distribution network spanning Latin America and global markets and our AUM funding base is mostly built upon our proprietary distribution channels, resulting in a sticky investor base.

Vinci Compass has built a comprehensive distribution network across Latin America and key global markets, leveraging decades of trusted relationships with institutional investors, high-net-worth individuals, and intermediaries. Our client relations team, consisting of 80 relationship managers across nine countries, combines deep local expertise with a sophisticated understanding of alternative investments. This broad coverage enables us to deliver tailored investment solutions—both proprietary and third-party—effectively connecting capital across regions.

With a presence in seven Latin American countries and a global reach extending to the United States and Europe, Vinci Compass drives fundraising synergies, creating both local-to-local and cross-border distribution opportunities. Our diversified footprint strengthens our ability to scale capital-raising efforts, optimize investor access, and provide seamless connectivity between local and international markets.

Vinci Compass operates three distinct distribution channels, each supported by dedicated teams across multiple countries. Our strong, long-standing relationships with investors form the foundation of our business model, enhancing AUM resilience in challenging market conditions while serving as a key driver of growth in favorable environments.

Our proprietary relationships are a core competitive advantage, securing our AUM and ensuring earnings stability by mitigating outflow risks. As of December 31, 2024, Vinci Compass served over 2,600 LPs, reinforcing its reputation for excellence. More than 80% of our AUM across our LPs is attributable to institutional investors and high-net-worth individuals, characterized by low churn due to our long-term business strategy and close investor relationships.

In sum, our assets under management and advisory are secured by our well-established and diversified funding base, primarily driven by proprietary distribution channels.

We have an established and recognized track record of achieving returns above benchmarks across our asset classes, putting us in a position of strength to benefit from shifts in asset allocation in Latin America.

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

We are one of the pioneers in the adoption of responsible investment and Sustainability integration in our investment decision process in Brazil and of a strong focus on internal sustainable practices companywide.

We have been a PRI signatory since 2012, through Vinci Partners, with Compass joining in 2018. We have been consistently developing our sustainability approach year after year, with important improvements on a regular basis. For instance, in 2014 we implemented our responsible investment policy in private equity; in 2017, we engaged a specialized consulting company to develop our ESG management system for private markets; and in 2019, we hired another ESG consulting company to develop our ESG model for public markets. In addition, since 2021, we have published our annual ESG Report with internal initiatives, advances, challenges, opportunities, and actions taken by our investees. In all cases, we use international and local best practices to develop our policies, approach and disclosure, such as the Performance Standards of the International Finance Corporation, or the IFC, the PRI, and standards such as the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB), among others. We are one of the only alternative asset managers in Brazil with an active private market dedicated strategy through our VIR (Vinci Impact and Return) platform within our private equity strategy.

Given the different characteristics and ESG risk profile, our approach is distinct for private markets and public markets. Our sustainable approach is integrated in most of our investment processes, which means that we incorporate ESG aspects in our main investment analyses for private markets and for selected mandates in public markets. In addition, we also apply other sustainable approaches in some of the funds. For instance, our private equity funds use negative filters and exclusion lists. Our credit fund Vinci Energia Sustentável, or VES, is focused on sustainable energy projects (e.g., solar, wind, etc.), and as such, uses an additional filter of sustainability. In our Real Assets strategy, VICC, our climate change fund, and Lacan IV are Article 9 compliant.

As discussed in “—Sustainability Matters,” we believe that our organization and governance towards sustainability practices have been evolving every year. We have programs that cover inclusion and best environment practices. With our IPO, we enhanced our consciousness towards sustainable practices and adopted a sustainability committee—chaired by Sonia Consiglio, a member of our board of directors—which is responsible for Vinci Compass’ ongoing development in this matter. In 2022, we published our first ever ESG report (relating to 2021), which is updated annually in partnership with a specialized consultancy. Each year, in addition to our updates and advancements, our sustainability Report incorporates improvements to enhance its alignment with best market practices and the needs of our clients, especially those most engaged in sustainability matters.

We believe that our robust investment approach towards sustainability practices over the years in several of our business strategies positions us as pioneers in the field in Brazil. Additionally, our focus on internal practices, guided by the sustainability committee chaired by Sonia Consiglio, provides us a significant competitive advantage on this matter.

The acquisitions we made position us to focus on unlocking value from these investments and driving growth through the integration and expansion of new products and capabilities.

Since our IPO—from which we raised net proceeds in the amount of US$252.2 million—we have sought to leverage our cash balance to raise new products across Private Markets via seed investments. This strategy has played an important role on fundraising, and we will seek to continue to enhance growth through this avenue. In addition to boosting our future FRE, our seed investments in Private Markets funds presents an important upside as these funds divest from its assets. This could play an important role to our earnings as the capital gain will impact our general partner investment income when they are realized. While the capital is not called from closed-end products, our cash balance is invested in Vinci Compass’ open-ended vehicles, which are mostly exposed to fixed income bonds.

Nonetheless, we have been closely monitoring opportunistic M&A transactions to accelerate FRE growth and expand Vinci Compass’ footprint to Latin America. We believe there is a significant path to growth in Latin America. Our partnership with Ares contributed to this process by contributing US$100.0 million to our business and by sharing best practices in M&A. Leveraging this resource, we successfully completed on October 29, 2024 the business combination with Compass, which established Vinci Compass as a leading player in Latin America. We are now focused on delivering accretive growth by leveraging our expanded distribution network to cross-sell proprietary products, increase allocations to higher-margin offerings, and capitalize on opportunities in underpenetrated markets.

In addition to the Compass business combination, during the year ended December 31, 2024, we announced and closed two additional acquisitions in Brazil: MAV Capital and Lacan. These acquisitions further demonstrate our commitment to expanding our capabilities, diversifying our product offerings, and solidifying our position as a market leader in Latin America. For further details on these milestones, see “Item 4. Information on the Company—A. History and Development of the Company—Our History.”

We are leveraging our existing relationships to raise capital for our existing closed-end funds, such as SPS IV, VICC and Lacan IV, ensuring strong investor participation in these key strategies. Additionally, we believe there is significant opportunity to grow our Global IP&S segment by strategically allocating capital to proprietary products, enhancing our revenue mix and reinforcing our position as a leading provider of tailored investment solutions. Additionally, we believe we can leverage on the ever-growing trend to export capital from emerging to developed markets, in which our Third-Party Distribution business, or TPD business, within Global IP&S is able to provide local investors the best-in-class investment opportunities to global top-tier general partners across the alternative asset space.

Although approximately 43% of Latin American LPs with over US$500 million in AUM invest in alternative assets, according to February 2025 figures from Preqin, key asset classes like private equity, infrastructure, private credit, and real estate account for only 1% of their AUM. Country-specific strategies, particularly in Private Credit and Real Estate, are experiencing the highest demand from local investors. As allocations to alternatives grow, local LPs are expected to significantly increase investments in these areas, presenting a vast growth opportunity.

Moreover, while this percentage is higher in other Latin American markets, as of September 2024, the Brazilian closed pension fund market, with over R$1.1 trillion in AUM, allocated only 1% to foreign investments, according to the Brazilian Association of Closed Private Pension Entities (Associação Brasileira das Entidades Fechadas de Previdência Complementar). The total addressable market of approximately R$430 billion in cross-border investments is expected to double within four years, according to Preqin. Through our broker-dealer presence in the United States and expanded Third-Party Distribution services in Brazil, we aim to provide Latin American investors with direct access to global investment opportunities, aligning with the increasing trend toward global asset allocation. This combination also positions us to accelerate our growth agenda by enabling regional expansion in the alternative assets sector, both through inorganic processes, such as acquiring established asset managers with a proven track record in the region, or organically, by hiring local teams and/or expanding our existing strategies into other Latin America countries. By aligning our strategic initiatives with the growth potential of Latin America’s alternatives market, we are focused on generating long-term value for our stakeholders. This transformative transaction not only enhances our capabilities but also establishes Vinci Compass as a regional leader poised for sustainable growth.

Segment Reporting

Following our business combination with Compass, we began to report our business segments across six different businesses, accordingly to our strategic decision-making process: (i) Global IP&S, (ii) Credit (including public & private credit, opportunistic capital solutions, and agribusiness credit), (iii) Private Equity, (iv) Equities, (v) Real Assets (including real estate, infrastructure and forestry) and (vi) Corporate Advisory.

For more information, see note 23 to our audited consolidated financial statements.

Global Investment Products & Solutions (IP&S)

Overview

The Global IP&S segment seeks to offer tailor-made solutions to investors with a focus on exclusive mandates for institutional investors and high-net-worth individuals, or HNWIs, and Third-Party Distribution (liquid and alternative). This segment also includes Commingled Funds, Global Solutions, Custody and Execution, Pension Plans and our Retirement Services (VRS) unit. For the year ended December 31, 2024, the management team was composed of 53 full-time employees across our Miami, Mexico City, New York, Rio de Janeiro, Santiago, and São Paulo offices.

Our Global IP&S segment offers clients access to tailored financial products through an open architecture platform, in addition to in-house asset allocation and risk management. The strategy aims to provide a sophisticated investment strategy with alpha generation according to our clients’ targets. In the execution of these strategies, we take into account risk profile assessment, preparation of investment policies and product selection, among other factors. The strategy is divided into seven sub-strategies: (1) Third-Party Distribution Liquid, (2) Separate Mandates, (3) Third-Party Distribution Alternative, (4) Commingled Funds, (5) Custody and Execution, (6) Global Solutions, and (7) Other.

Following the closing of our business combination with Compass, our International Allocation sub-strategy had its named changed to Global Solutions strategy, and the Vinci Retirement Service sub-strategy was integrated into the IP&S segment, having previously been reported as a separate segment. In 2024, a strategic realignment across our segments also led to the integration of a portion of our hedge funds business into our Global IP&S segment. Accordingly, in this annual report, our AUM as of December 31, 2023 and 2022 has been restated to reflect the combination of the former IP&S segment, the relevant portion of our hedge funds business, and our Vinci Retirement Service sub-strategy.

The following is a description of our sub-strategies in our Global IP&S Segment:

•

Separate Mandates: We provide investment solutions to institutional investors, such as small to medium-sized foundations, pension funds and financial institutions, and HNWIs. Our asset allocation team seeks tailored and distinctive portfolio construction solutions, addressing our clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity.

•

Third-Party Distribution Liquid: We provide global investment solutions to local clients by providing access to liquid products from top-tier, world-class asset managers. This sub-strategy leverages our extensive network and expertise to connect investors with a diverse range of high-quality, actively managed liquid investment products. By collaborating with leading asset managers, we aim to deliver access to best-in-class offerings that meet the evolving needs of our global client base.

•

Third-Party Distribution Alternative: We deliver global investment solutions to local clients by providing access to alternative products from top-tier, world-class general partners (GPs) and alternative asset managers. Focused on maximizing returns and providing investors with exposure to international alternative investments, this sub-strategy connects clients with high-quality investment opportunities, leveraging our expertise and network to ensure access to best-in-class offerings in the alternative asset space.

•

Commingled Funds: Our commingled funds are distributed to multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies. Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa. Vinci Strategic Partners, or VSP, is Global IP&S’ first effort in allocation services for alternative investments through a closed-end fund of funds that is focused on institutional and HNWI investors.

•

Custody and Execution: This sub-strategy serves both retail and institutional clients, offering tailored solutions to meet their unique needs. For retail clients, including HNWIs, we provide comprehensive full-service support—ranging from trade execution to assisting in building investment portfolios aligned with their financial objectives. On the institutional side, we focus on execution and operational services. Our open and flexible infrastructure allows us to accommodate a wide range of retail clients, from individual investors to multi-family offices and family offices, ensuring a seamless and adaptable service experience. Custody is provided by Pershing through our clearing agreement with them. However, clients establish contracts directly with Vinci Compass, not with Pershing.

•

Global Solutions: We offer multi-asset allocation services with offshore or diversified international and local mandates, delivering tailored investment solutions for institutional investors and HNWIs. Designed for clients seeking risk diversification, this strategy enables investors to allocate part of their portfolios to opportunities outside their home country, ensuring a more balanced and globally diversified investment approach.

•

Other: Comprised of pension plans, Vinci Retirement Services and funds service. We manage PGBL and VGBL pension plan funds, distributed to retail clients, which provide tax and succession benefits. Our flagship strategy, Vinci Equilíbrio, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives, and other funds. In our Retirement sub-strategy, we provide personalized, tech-driven pension solutions through the Mio platform, offering tailored asset allocation to meet individual needs. The strategy aims to capitalize on the decentralization trend from traditional Brazilian banks, which control a majority of the market, to independent insurers. VRS focuses on high-net-worth investors, corporate plans, and retail investors, leveraging partnerships with financial planners, brokers, and fintechs to deliver innovative solutions to a fragmented and underserved market.

Global IP&S Investment Process

We have a robust investment process within our Global IP&S segment, which begins with a thorough analysis of funds and assets to identify the products that best suit our investors. Our team discusses with each client their tolerance to risk, investment horizon, cash flow expectations and preferences to better meet our clients’ needs and expectations.

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

Global IP&S AUM and Fee-Related Revenues Breakdown

Global IP&S accounted for R$255.4 billion in AUM as of December 31, 2024. Of this total amount, R$121.8 billion came from Third-Party Distribution Liquid, R$81.3 billion from Third-Party Distribution Alternative, R$20.0 billion from Global Solutions, R$18.8 billion from Separate Mandates, R$7.3 billion from Custody and Execution, R$2.0 billion from Commingled Funds, and R$4.2 billion from Other, which includes pension plans, VRS and funds services. Our investor base is heavily weighted towards institutional clients. As of December 31, 2024, institutional investors were our biggest contributors, accounting for 64% of Global IP&S’ AUM, followed by HNWIs with 21% and intermediaries with 15%.

In the fourth quarter of 2024, TPD Alternative represented 25% of our total Fee-Related Revenues for this segment, followed by TPD Liquid with 23% and Global Solutions with 18%. Separate Mandate contributed 9% of AUM, while Fund Services accounted for 7%, Commingled Funds accounted for 8%, Pension Plans accounted for 5%, Custody and Execution accounted for 4%, and Vinci Retirement Services accounted for 1%.

The following charts present our Global IP&S AUM by product type and client profile and Fee-Related Revenues by product type and asset allocation country:

The following table sets forth our Global IP&S AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2024	2023	2022

	(in R$ million)
Third-Party Distribution Liquid	121,830	—	—
Third-Party Distribution Alternative	81,281	—	—
Global Solutions	19,985	1,477	2,697
Separate Mandates	18,834	17,942	16,842
Custody and Execution	7,296	—	—
Commingled Funds	1,985	2,982	3,660
Fund Services	2,090	—	—
Pension Plans	1,727	3,024	3,450
Vinci Retirement Service	375	88	—

Total	255,403	25,514	26,650

The following table sets forth our IP&S AUM by type of investor as of the dates indicated.

	As of December 31,
	2024	2023	2022

	(in R$ million)
Institutional	162,916	13,637	12,506
HNWI	53,598	8,230	9,688
Intermediaries	38,889	3,647	4,456

Total	255,403	25,514	26,650

Credit

Our Credit segment comprises two business lines—Public Credit and Private Credit—supported by management teams consisting of 61 full-time employees across our offices in Argentina, Brazil, Chile, Colombia, Mexico, Peru, and the United States. Our product offering is uniquely positioned to meet the diverse financing needs of both mature and growing businesses through a broad range of strategies in both local currency and U.S. dollars, including diversified private credit or direct lending, structured credit, real estate and infrastructure credit, agribusiness financing, high-grade and high-yield strategies, and opportunistic capital solutions. Below is a summary of this segment’s main strategies:

Note: Financial figures in the chart above refer to AUM figures as of December 31, 2024.

Public Credit

Public Credit refers to our investment strategies focused on debt instruments issued in public markets, including sovereign and corporate bonds. These strategies are designed to offer investors a range of risk-return profiles, combining liquidity, credit quality, and yield opportunities across Latin America. Our public credit platform leverages deep local expertise, fundamental credit research, and active portfolio management to generate attractive risk-adjusted returns. The platform is structured around distinct approaches to currency exposure and credit selection, spanning across two different strategies:

•

Local Currency High-Grade & High-Yield: Our local currency credit strategy focuses on investment-grade and high-yield debt issued in the domestic currencies of Latin American markets, including Mexico, Chile, and Argentina. The strategy includes a range of duration and risk-return profiles, encompassing sovereign and corporate bonds, as well as instruments targeting short-term liquidity and capital preservation. Vinci Compass manages a suite of fixed income strategies that invest in government and corporate bonds, with varying levels of duration and credit exposure. These funds aim to offer capital preservation, liquidity, and competitive returns through active interest rates and credit management within the local market. In Mexico and Chile, we offer solutions that span from money market and sovereign bond exposure to corporate credit-focused strategies with active duration and currency management. In Argentina, local strategies are structured across different risk categories, including short-term sovereign and corporate instruments, U.S. dollar-linked assets, and tailored mandates for institutional clients. These strategies cater to investors seeking exposure to local markets, stable income, and potential alpha generation, while actively managing interest rate and currency risk.

•

Hard Currency High-Grade & High-Yield: Our hard currency credit strategy targets high-yield and investment-grade opportunities across Latin American corporate and sovereign issuers, primarily denominated in U.S. dollars. The strategy is designed for global investors seeking higher returns and diversification benefits without taking local currency exposure. We focus on credit-intensive selection through a bottom-up approach, identifying mispriced assets with the potential for income and capital appreciation. Our product offering includes regional Latin America-focused funds, rather than country-specific vehicles, allowing for flexible allocation across the most compelling opportunities in the region, which compares to the Corporate Emerging Markets Bond Index (CEMBI) LatAm. In addition to traditional public credit, the strategy may include allocations to private credit and structured debt, enhancing return potential. We also offer fixed maturity solutions that aim to replicate a bond’s cash flow and yield-to-maturity structure over time, appealing to investors with predictable income objectives.

Private Credit

Our Private Credit strategy focuses on providing tailor-made solutions and structures to meet the financing needs of a wide spectrum, both in size and industry, of businesses, as well as across markets and geographies. All this with our core focus of generating value for our investors through access to unique investment opportunities and enhanced returns. The strategy invests across six core sub-strategies/asset classes, and includes country specific investments (i.e., in Brazil, Argentina, Chile, Peru and Mexico) and LatAm focused investments:

•

Local Currency High-Grade & High-Yield: Similarly to the strategy in public credit, the private credit high-grade & high-yield strategy focuses the allocation of resources to corporate debt securities in the Brazilian market, including debentures, commercial papers and certificates of receivables issued by Brazilian companies across various sectors—which include real estate-backed receivables certificates (certificados de recebíveis imobiliários), or CRIs, and agriculture-backed receivables certificates (certificados de recebíveis do agronegócio), or CRAs. These funds focus on privately issued instruments that are not typically available in the public market, allowing for more attractive risk-adjusted returns through rigorous credit selection and structuring. While their core strategy centers on corporate credit, some funds may also hold a small portion of government bonds or highly liquid fixed income instruments (such as repos or LFTs) for liquidity management purposes. The overall allocation aims to provide consistent income generation, diversification, and capital preservation, with active portfolio management to navigate changing market conditions.

•

Infrastructure credit: this sub-strategy consists of two group of funds with similar strategies, but of different vintages, namely VES and Vinci Credit Infra. The funds essentially invest in senior secured debentures, focused on renewable energy, such as wind, solar, and hydro power generation, in line with strict sustainability guidelines. VES is a closed-end fund with a total tenure of 15 years, which was launched in 2018 after Vinci Compass successfully won a competitive bidding process conducted by BNDES, a key limited partner in the fund, together with some of the largest Brazilian pension funds. The fund invests in debentures with a minimum credit rating of single “A” (in local scale) by either Fitch, Moody’s or S&P, with typical project finance collateral packages, including bank letters of credit and/or corporate guarantees until the project’s completion. In 2021, VES was accredited as an “ESG Fund” in accordance with the principles of recognized entities, such as CBI and the Sustainable Finance Regulation of the European Commission. After concluding the portfolio construction process and the investment period for VES in 2021, our credit team launched a new infrastructure credit fund: Vinci Credit Infra. In connection with this initiative, Vinci won two competitive bidding processes in 2021 and 2022, which were run by Banco do Nordeste do Brasil S.A. and BNDES, respectively, and, as a result, secured R$1.3 billion in capital commitments from these entities. Vinci Credit Infra has a dual-track fund-raising approach: one vehicle was structured to be listed on the B3 as a perpetual capital vehicle, and the second vehicle is a 15-year closed-end fund, with similar terms and conditions as VES, which targets Brazilian institutional investors. Both funds aim to invest in infrastructure debentures, focusing on high-grade credit assets in accordance with superior ESG guidelines, which are integrated in our investment process.

•

Real estate credit: this sub-strategy focuses on direct lending and credit transactions, primarily sourced and structured by our credit team, including senior secured loans and mortgage-backed securities with real estate as collateral. Vinci FI RF Imobiliário CP, or VCI, was our first vintage fund within this asset class and was fully divested in 2024, generating a realized annual internal rate of return, or annual IRR, equal to the IPCA rate plus 6%. Our second vintage fund, Vinci Crédito Imobiliário 2, or VCI 2, completed its investment period in 2023 and is currently returning capital to investors. These funds were structured with a 10-year lock-up period and their investor bases are comprised by Brazilian institutional investors, such as pension funds and insurance companies. These funds have a multisector approach with respect to the issuers/debtors. Our team has been underwriting private debt transactions to companies and projects in many sectors such as shopping malls, commercial properties, electrical power, retail and healthcare. Vinci Credit Securities FII, or VCRI, is our first listed Brazilian REIT dedicated to local mortgage-backed securities, or MBSs, which are also known in Brazil as CRIs, and is managed by the Vinci Compass’ Real Estate team. VCRI is focused on generating income to its quotaholders, mainly through a diversified portfolio of CRIs, and can also invest in other Brazilian REITs with similar investment strategies.

•

Structured Credit: Refers to the underwriting of financial instruments that typically involve the pooling of various debt obligations, such as loans, bonds, or receivables, which are generally tranched into specific classes or securities with distinct risk and return profiles. These instruments, including collateralized loan obligations (CLOs) and asset-backed securities (ABS), are designed to enhance liquidity and risk distribution within credit markets, allowing investors to access diversified credit exposures. An example of such strategy in Peru, is the Fondo de Adelanto de Efectivo, or FAE. The fund focuses on both confirming and factoring solutions by funding supply chains. The invoices, which are executive titles in the jurisdiction, operate as the assets backing the fund. This arrangement mitigates counterparty risk by focusing on large clients, but financing mostly small and medium enterprises. The asset-backed nature of the fund, combined with our proprietary technology platform, enhances transaction security and facilitates operations.

•

Diversified Private Credit or Direct Lending: this sub-strategy comprises a group of multi-sector credit funds, which is focused on collateralized, senior secured structures. Geographically, funds are segmented into country-specific and regional focus, with regionally focused funds denominated in U.S. dollars and country-specific in local currency. The primary focus of these funds is direct lending. This capital is focused on financing companies directly for refinancing needs or growth capital primarily. The funds have flexible investment guidelines and can also invest opportunistically in other type of transactions with focus on M&A, distress and asset-backed transactions. The strategy allocation spans Brazil, Chile, Peru and LatAm—with designated portfolio managers across each region. The table below presents the returns from our diversified private credit/direct lending flagship funds:

		As of December 31, 2024
Fund	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
		(in R$ million)					(in local currency)	(in US$)(1)	(in local currency)	(in US$)(1)
LAPCO	2021	204	163	50	147	197	1.2x	1.2x	16.3%	16.3%
CHILPCO	2023	130	130	8	136	143	1.1x	1.0x	12.8%	2.9%
PEPCO	2022	134	134	—	148	148	1.1x	1.1x	13.2%	8.7%

(1)

The local currency for LAPCO, CHILPCO and PEPCO is the U.S. dollar, the Chilean peso and the Peruvian sol, respectively. Conversions were made using the relevant exchange rates as of December 31, 2024.

•

Opportunistic Capital Solutions: In 2022, Vinci Compass concluded its first M&A transaction since the IPO with the acquisition of SPS Capital. This acquisition filled a strategic gap within our Credit segment and thereby created our Vinci SPS strategy, now known as our Opportunistic Capital Solutions strategy. Our Opportunistic Capital Solutions investment strategy has a broad investment mandate within the special situations spectrum, which improves the diversification of our portfolio among asset classes associated with different industries and value drivers. This strategy invests across five core sub-strategies:

•

Primary Market Funding: This strategy seeks to provide new capital, under different modalities and structures. Contexts may involve companies that are either healthy and growing or in financial stress (i.e., with structurally good businesses and assets but with an imbalance in the capital structure). Downside protection is structured with the inclusion of collateral and other mechanisms.

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

Our Opportunistic Capital Solutions strategy raised over R$1.8 billion in capital commitments as of the date of this annual report across three vintages, with its fourth vintage, SPS IV, in its fundraising phase. As of the date of this annual report, this strategy is marked at a gross IRR of 24.8% in reais and 20.5% in U.S. dollars as of December 31, 2024, and a gross MOIC of 2.7x in reais and 2.4x in U.S. dollars.

		As of December 31, 2024
Fund	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
		(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
SPS I	2018	128	191	293	54	347	2.5x	2.0x	25.4%	18.3%
SPS II	2020	671	1,021	972	623	1,595	2.4x	2.3x	23.5%	22.3%
SPS III	2021	1,071	1,108	134	1,374	1,509	2.9x	2.5x	27.0%	18.4%

Opportunistic Capital Solutions		1,870	2,320	1,399	2,052	3,451	2.7x	2.4x	24.8%	20.5%

We started the fundraising process for SPS’ fourth vintage, having reached close to R$900 million in commitments for SPS IV’s first closing as of December 31, 2024, coming primarily from re-ups from previous vintages. We will continue the fundraising process for SPS IV throughout 2025, now targeting other investor channels such as Brazilian and global institutional investors and intermediaries.

•

Agribusiness Credit: In 2024, Vinci Compass expanded its investment platform through a strategic acquisition of MAV Capital, a specialized asset manager focused on agribusiness credit. Before this acquisition, Vinci Compass had already established a presence in the agribusiness sector through its existing credit product, VICA. With the integration of MAV Capital, Vinci Compass now offers a dedicated agribusiness strategy, leveraging MAV’s expertise in structured credit and its strong connections within the agribusiness value chain. This enhanced focus positions Vinci Compass as a leader in providing tailored financing solutions for one of Brazil’s most vital economic sectors.

•	Value Chain Financing: Supporting producers and cooperatives with structured credit tailored to their operational cycles.

•	Receivables and Inventory Financing: Funding to bridge cash flow gaps for agribusinesses dealing with storage, transportation, and supply chain demands.

•	Agricultural Technology and Innovation: Financing projects that integrate technology into farming practices, enhancing productivity and efficiency.

Our agribusiness credit platform specializes in structured credit investments across the agribusiness sector, providing tailored financing solutions for agricultural producers, suppliers, and cooperatives. Its investments are primarily focused on key agribusiness segments such as sugar and ethanol, grains and cotton, and agricultural inputs like fertilizers and pesticides. This targeted approach not only ensures alignment with the sector’s needs but also supports sustainable growth within Brazil’s agribusiness industry. Agribusiness Credit Investment Records:

		As of December 31, 2024
Fund	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
		(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
MAV I	2022	165	165	112	—	112	0,7x	0,7x	20,61%	17,70%
MAV II	2023	205	205	19	—	19	0,1x	0,1x	17,15%	15,89%

MAV Strategy		370	370	131	—	131	0.4x	0.0x	19,88%	17,37%

In addition, before the acquisition of MAV, Vinci Compass began its agribusiness sub-strategy inside Private credit, with a listed perpetual fund created in 2022. The fund is co-managed by Vinci Compass’ Credit and Real Estate team. VICA will invest in a diversified credit portfolio within the agribusiness sector in Brazil, targeting the main competitive regions and soft commodities such as soy, corn, cotton, coffee, sugar and ethanol as well as agribusiness-related industries and supply chains. VICA focuses on bilateral senior secured credit transactions, which are originated and structured in-house.

Public and Private Credit Investment Process

For our Public Credit strategy, the investment process is broken down into five steps:

•

Idea generation: The portfolio managers aim to identify the best investment opportunities in the Latin American corporate bond universe, currently consisting of 500+ bonds from more than 250 issuers. Vinci Compass uses a proprietary screening methodology that monitors these bonds classified by country, credit rating, industry and relative performance which helps to identify relative-value opportunities. Ideas are also generated based on local intelligence from the firm’s on-the-ground research professionals, company visits and analysis of local fundamental and technical drivers.

•

Credit analysis and internal rating model: The team has developed an internal rating model for issuers held in the portfolio which aims to identify improving / deteriorating credits and mismatches between our internal rating and market pricing / ratings assigned by rating agencies. The model is based on 14 factors, divided into four broader categories: 1) Character/Corporate; 2) Payment Capacity; 3) Collateral; 4) Covenants. In addition, we focus on the integration of ESG issues across our portfolios. We deploy a proprietary ESG rating across our priority coverage universe and include actionable metrics into our bottom-up analysis to assess environmental and social risks. The ESG rating impacts the companies’ credit rating and equity valuation processes. In accordance with this philosophy, we have implemented an approach to (i) screen and evaluate, (ii) engage with issuers, (iii) integrate actionable metrics into the investment process, and (iv) customize and monitor clients’ ESG preferences.

•

Top-down dashboard: Based on the macro views of the firm’s senior strategists and other inputs, the portfolio managers build a ‘dashboard’ that helps determine the desired level of credit risk, duration, liquidity and currency exposure in the portfolio, with each metric graded on a five-point scale.

•

Best Ideas and Portfolio construction: Taking the dashboard and top-down views into consideration, securities identified during the idea generation and bond selection process are ranked according to their risk-adjusted return potential. A reward-risk ratio is calculated for each security taking into account the following factors:

•	Estimated total return, based on the carry of the security and the portfolio managers view of its capital appreciation potential (based on a target spread) and estimated currency move, if applicable.

•

Downside risk of the bond, which is calculated based on metrics such as realized volatility, historical price action, an internal assessment of credit risk and our estimation of the bond’s liquidity according to the Compass group’s proprietary liquidity model. Less liquid securities are assigned a larger downside risk premium. Both target return and downside risk estimates are formed by in-depth credit analysis.

•

Risk Management: Risk management of the Strategy seeks to control factors such as overall credit exposure, country exposure, duration exposure, currency exposure and liquidity. The co-portfolio managers may use the derivatives market for hedging purposes only. They may use the CDS market to hedge credit risk, foreign exchange forwards and options to hedge currency risk, and interest rate swaps to hedge local interest rates, among other alternatives. Furthermore, Compass Group utilizes the following three-layered framework that combines: 1) automated pre-trade and post-trade monitoring; 2) management oversight, and 3) independent compliance monitoring.

For our Private Credit strategy, we divide the investment process in three different groups. First, infrastructure credit, real estate credit, structured credit and diversified private credit or direct lending, follow an investment process made up of four key steps:

•	Origination: Based on a multichannel strategy, our origination relies on multiple sources:

•

A primary source of deal origination is through continued business with our existing clients within the Credit Strategy. In addition, cross marketing and remarketing strategies are key sources of new transactions in different credit solutions as well as synergies with other Vinci Compass strategies;

•	Employee and management relationships with the corporate and business sector allows for stronger lead generation;

•	Financial intermediaries are also a key source of transaction flow;

•

Syndication plays a critical role in our origination strategies, not only allowing us to manage risk by being able to enter with optimal transaction sizes but also participating in larger deals originated by other entities; and

•	Sponsors also play an important role in the origination of transactions.

•

Analysis: Our team conducts an extensive multi-step due diligence including fundamentals-based, quantitative and qualitative analysis of issuers, counterparties, and shareholders. During the analysis stage, we developed our financial model with projections and meet with management to better understand the asset. The findings are presented sequentially to several committees for approval and validation to pursue the opportunity.

•

Structuring/Underwriting: This is a critical step in the Private Credit business with highly experienced teams that focus on each sub-strategy and work closely with in-house and external counsel. We define the structure of the transaction, the pricing of the asset and the construction of the portfolio based on a risk/return analysis. With this information, our team seeks investment committee approval to acquire the asset.

•

Monitoring: We continuously review and monitor our funds’ assets based on the market and liquidity conditions. Our team is constantly looking for opportunities in the secondary market to explore market opportunities and inefficiencies.

Second, with respect to our Opportunistic Capital Solutions sub-strategy, we believe that our robust and well-developed investment process is one of the factors that sets our strategy apart, being a direct driver to value creation. The chart below depicts the six key steps in the investment review and decision-making process in Opportunistic Capital Solutions:

Lastly, the investment process for our agribusiness credit strategy follows a rigorous framework designed to balance financial returns, risk mitigation and sustainability:

•

Origination and Credit Analysis: The team actively sources opportunities across Brazil, with an in-depth analysis of the borrower’s financial health, operational history, and ability to generate cash flow under various scenarios. Potential investments undergo a thorough top-down review, supported by site visits and engagements with senior management.

•	Risk Mitigation Strategies:

•	Guarantees such as fiduciary assignments of receivables, collateralized assets, and crop liens (cédulas de produtos rural);

•	Financial and operational covenants to ensure borrower compliance; and

•	Structured credit limits based on portfolio exposure and borrower indebtedness.

•	Portfolio Management: Once invested, assets are actively monitored through:

•	Regular analysis of financial statements and solvency indicators;

•	Independent verification of guarantees, including land, crops, and inventories; and

•	Scenario simulations to anticipate potential risks and rebalance exposures as needed.

The Agribusiness Credit strategy ensures allocation and diversification across asset classes, counterparties, and geographies to mitigate risks:

•

Sector Allocation: As of December 31, 2024, investments were distributed across sugar and ethanol (35%), grains and cotton (47%), and other agricultural segments including livestock, fertilizers, and sesame (18%).

•	Portfolio Structure: A mix of senior, mezzanine, and junior tranches allows for optimized risk-return profiles, with target returns of CDI + 2.5% to CDI + 6.0% annually.

•	Regional Distribution: Investments are spread across Brazil’s agricultural heartlands, reducing overexposure to regional risks such as weather or market disruptions.

•	Contractual Safeguards: Long-term contracts with triggers for renegotiation in adverse scenarios further enhance portfolio resilience.

Private Equity

Our private equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. Opportunistically, we will also analyze turnaround and greenfield investment opportunities. The main strategic focus of our private equity strategy is value creation by promoting the growth of revenue, productivity and profitability through significant operating and management changes in portfolio companies through our proprietary “Value from the Core” process. We also take into account non-measurable aspects, such as alignment of the potential investment with ESG goals. The management team is composed of 20 full-time employees based in our Rio de Janeiro and São Paulo offices.

The private equity strategy invests through two sub-strategies: Vinci Capital Partners and Vinci Impact and Return.

•

Vinci Capital Partners: Vinci Capital Partners focuses on control and co-control investments and maintains flexibility around investment structuring, recognizing that we believe it is crucial to source companies with the greatest possible break-out potential in targeted industries. Vinci Capital Partners executes across core growth equity, buyout strategies and minority growth, while opportunistically analyzing turnaround opportunities, providing a broad set of investment alternatives. The third vintage of our VCP strategy, Vinci Capital Partners III, is fully allocated and has already started its divestment phase, having closed in 2024 the sale of a stake in Farmax, which returned approximately 80% of the investment’s cost. While the fourth vintage, Vinci Capital Partners IV, has finished its fundraising process with R$3.1 billion of capital commitments—the largest fund of the strategy so far. As of December 31, 2024, VCP team had already committed approximately 40% of the fund’s capital, following investments in Bloomin’ Brands and Project Hermes—both signed during the fourth quarter of 2024—and its initial investment in Arklok, which closed in 2023.

•

Vinci Impact and Return: Vinci Impact and Return focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns. In this strategy we typically make investments between R$50 million to R$150 million in companies ranging from around R$65 million to R$400 million in equity value with an average holding period of 15 to 50 months. We partner with highly experienced entrepreneurs that are aligned with our liquidity expectations and share controlling rights in all investments. In addition, Vinci Impact and Return has developed a proprietary impact methodology, and the strategy has been recognized through awards such as Private Equity ESG Fund of the Year from Environmental Finance. The fourth vintage of the VIR strategy has made investments in nine different companies across different sectors in Brazil, such as water and sanitation services, healthcare and financial services and has completed a total allocation of approximately 90% of its capital commitments. It has also successfully completed its first full divestment in less than two years after such investment.

Private Equity Investment Process

Vinci Compass targets assets or companies with proven cash flow stability and inflation protected revenues with strong organic growth and/or M&A potential. We may also seek to partner with strategic players to develop operating platforms.

Vinci Compass’ team brings together a wide-ranging network of personal and professional relationships across leading industry executives, business owners, corporate managers, financial and operational advisors and consultants, attorneys, and regulatory agencies. This robust network, combined with our proactive, top-down identification of target industries and companies, provides a highly differentiated deal sourcing platform for each of our private markets investment strategies. The team follows a highly disciplined and systematic investment review and decision-making process comprised of multi-staged reviews by our investment committee, which is comprised of several partners, most of whom have worked together since 2001.

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

For instance, the chart below depicts the key steps in the investment review and decision-making process in our private equity practice:

Both of our sub-strategies have a historical long-term performance, with seven vehicles managed by their partners since the early 2000s. Our Vinci Capital Partners strategy has raised over R$10.7 billion in capital commitments throughout to date, including our most recent fundraising for VCP IV, with a gross IRR of 61.4% in reais and 67.3% in U.S. dollars as of December 31, 2024, and a gross multiple of invested capital, or MOIC, of 2.3x in reais and 1.7x in U.S. dollars. Track record information is presented throughout this presentation on a pro forma basis, excluding PIPE investments, a strategy that was discontinued since VCP III. Our VIR strategy has raised close to R$1.3 billion to date, with its latest vintage, VIR IV, being the largest vehicle. The strategy was marked at a 21.5% gross IRR in reais and 26.8% in U.S. dollars through December 31, 2024, and a gross MOIC of 1.6x in reais and 1.5x in U.S. dollars.

			As of December 31, 2024
Fund	Segment	Vintage Year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
Fund 1	Private equity	2004	1,415	1,206	5,131	79.1	5,210	4.3x	4.0x	71.5%	77.2%
VCP II	Private equity	2011	2,200	2,063	1,830	2,505	4,335	2.1x	1.0x	9.9%	0.5%
VCP III (2)	Private equity	2018	4,000	2,465	274.6	5,193	5,468	2.1x	1.7x	27.7%	18.4%
VCP IV	Private equity	2022	3,089	789	—	1022.8	1,022.8	1.2x	1.2x	—	—

VCP Strategy (3)	Private equity		10,704	6,523	7,235	8,800	16,035	2.4x	2.1x	64.6%	70.2%

NE Empreendedor(4)	Private equity	2003	36	12.5	26	—	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private equity	2017	240	134.5	98.1	221.9	320	2.4x	1.7x	22.4%	13.5%
VIR IV	Private equity	2020	1,000	494.9	165.5	552.8	718.3	1.5x	1.3x	22.7%	16.5%

VIR Strategy	Private equity		1,276	641.9	289.6	774.6	1,064	1.7x	1.3x	22.1%	25.6%

(1)	Total commitments for VCP III include R$1.3 billion in co-investments.
(2)	Track record information is presented on a pro forma basis and in local currency, excluding PIPE investments, a strategy that was discontinued in VCP III.
(3)

Performance information for Nordeste Empreendedor, or NE I, comprises only the four (out of seven) investments that were carried out, managed and divested by a team led by Mr. Jose Pano while they were employed by NE I’s manager, or NE I Manager, an entity not affiliated with Vinci Compass. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I Manager and NE I Manager assumes no responsibility for the accuracy or completeness of any such information.

New Products in Development

Vinci Impact and Return V, or VIR V, is the fifth vintage of our Impact and Return strategy and is expected to be launched in 2025. It will follow the same investment strategy as that executed for VIR IV and we believe that it will generate both a positive ESG impact and attractive returns. The Impact and Return strategy currently focus on business services, specialized retailing and healthcare. The new vintage is expected to extend sector coverage to agribusiness.

Equities

Vinci Compass has a long track record and deep experience investing in Equities across country-specific and regional strategies. We focus on identifying opportunities in under-researched and overlooked markets, with sub-strategies spanning Long-Only, Dividends, Small Caps, Long Biased and Other.

Equities is composed by open-end funds and separate mandates with short- to medium-term redemption periods, and management teams were composed by 23 full-time employees across our São Paulo, Santiago, Mexico City, and Buenos Aires offices.

Our Equity segment operates through two distinct strategies, delivering robust and diversified investment solutions across Latin America or specific country markets. The whole strategy accounted for R$14 billion in AUM as of December 31, 2024, with 69% coming from Brazil equities, 14% from Chile equities, 8% from Mexico equities, 5% from Argentina equities and 4% LatAm equities. These strategies are designed to capitalize on regional opportunities and specialized market dynamics, offering clients tailored approaches to achieve their investment goals.

Country-Specific Equity

We have a tailored approach for specific markets such as Brazil, Chile, Mexico and Argentina. Each strategy emphasizes unique opportunities within the respective country, supported by specialized expertise. The sub-strategies within this category include:

•

Long-only: Focused on long-term performance through a concentrated, all-cap portfolio supported by deep fundamental analysis, with no market capitalization constraints. Our flagship strategy, Vinci Mosaico, aims to deliver returns exceeding the Brazilian stock market and includes managing a sovereign wealth exclusive mandate.

•

Dividends: The dividends sub-strategy focuses on well-managed companies with a strong presence in their segments that are generating significant cash returns through dividends. Our flagship strategy is Vinci Gas Dividendos, which seeks to achieve long-term returns by investing in companies with a consistent history of dividends’ payment.

•	Small Caps: Concentrated on smaller companies with high-growth potential, identifying opportunities in emerging market leaders.

•	Long Biased: A dynamic approach combining a long-only core portfolio with selective hedging to manage risk and enhance returns.

•	Other: A flexible mix incorporating elements from the sub-strategies above, tailored to specific client needs and market conditions.

LatAm Equity

This strategy targets broad regional opportunities, minimizing the idiosyncratic risks of individual countries. With a long-only investment approach, it targets regional niches that are often overlooked by other investors, leveraging in-depth analysis to uncover unique opportunities.

Equities Investment Process

Our equities investment process is robust and consists of four key steps:

•

The first step consists of an in-depth fundamental analysis (bottom-up), where analysts study the company’s and industry’s characteristics. From there, the financial modeling of the company is performed to determine its intrinsic value, thus arriving at a first conclusion whether now is a good time to invest. During this step, the research team makes its first contact with the company.

•

With the first step approved, we move into a stage of greater contact with the company. Corporate structure, legal aspects and other sustainability factors could also be analyzed. In addition, research analysts contact other research houses to understand the sell-side. If needed, trips and visits are scheduled for the analyst to better understand the company, as well as to evaluate if the information disclosed is in accordance with reality.

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

Our investor base is heavily weighted towards institutional clients, which represent 85% of total AUM for the segment. Each of (i) HNWIs and (ii) Intermediaries accounted for 10% and 5%, respectively, of Equities’ AUM as of December 31, 2024.

The following table sets forth our Equities AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2024	2023	2022

	(in R$ million)
Brazil	9,521	10,055	7,747
Chile	1,997	—	—
Mexico	1,183	—	—
Latin America	536	—	—
Argentina	646	—	—

Total	13,883	10,055	7,747

The following table sets forth our Equities AUM by type of investor as of the dates indicated.

	As of December 31,
	2024	2023	2022

	(in R$ million)
Institutional	11,793	9,107	7,019
HNWI	1,400	377	339
Intermediaries	690	571	388

Total	13,883	10,055	7,747

Real Assets

The Real Assets segment, which includes real estate, infrastructure and forestry, is a key differentiator for Vinci Compass with R$11.7 billion in AUM as of December 31, 2024. This segment focuses on tangible, income-generating assets and greenfield projects. Real Estate investments include listed REITs in Brazil and opportunistic development strategies in Brazil, Uruguay and Peru. Infrastructure assets target essential sectors such as power, water and sanitation and transport and logistics, while our Timber or Forestry strategy invests in greenfield and brownfield projects with native forests in Brazil, also with significant room for regional expansion. The management team comprises 38 full-time employees across our Buenos Aires, Montevideo, Rio de Janeiro, and São Paulo offices.

Real Estate

Our real estate strategy invests through two sub-strategies:

•

Listed Perpetual Funds: Our real estate strategy currently manages seven listed perpetual funds, with over 580,000 retail investors. This listed perpetual funds strategy is focused on the acquisition of core, income-generating real estate assets through investments in seven sub-sectors: shopping malls, industrial and logistics, office properties, urban commercial properties, financial instruments, agribusiness and real estate credit.

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

•

Industrial and logistics: Vinci Logística FII, or VILG, is focused on income generation to its quotaholders through the acquisition of industrial properties in Brazil. VILG’s investment strategy seeks direct and indirect exposure to e-commerce to benefit from strong tailwinds and to meet the demand for distribution centers in strategic locations. VILG focuses on strategic locations close to large consumer or industrial centers and resilient to economic cycles, engaging in strategic partnerships with developers or other strategic players to acquire controlling or minority interests in logistics condominiums (also known as business parks).

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

•

Financial Instruments: Our main investment vehicle in the financial instruments sector is Vinci Instrumentos Financeiros, or VIFI, which is a hybrid real estate fund investing in a diversified portfolio of FIIs (tax-efficient investment funds in Brazil specifically designated for real estate investment) and CRIs, which are securities backed by real estate receivables, with the goal of generating value and consistent income with relatively low risk.

•

Urban commercial properties: Vinci Imóveis Urbanos FII, or VIUR, focuses on income generation to its quotaholders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.

•

Agribusiness: Vinci Crédito Agro FIAGRO Imobiliário, or VICA, is a perpetual capital fund-vehicle created in 2022. The fund is co-managed by Vinci Compass’ Credit and Real Estate management teams. VICA will invest in a diversified credit portfolio within the agribusiness sector in Brazil, targeting the main competitive regions and soft commodities such as soy, corn, cotton, coffee, sugar and ethanol as well as agribusiness-related industries and supply chains. VICA focuses on bilateral senior secured credit transactions, which are originated and structured in-house.

•

Real Estate Credit: Vinci Credit Securities FII, or VCRI, is a listed REIT dedicated to local MBSs and CRIs and is also co-managed by Vinci Compass’ Real Estate and Credit management teams. VCRI is focused on generating income to its quotaholders mainly through a diversified portfolio of CRIs, and can also invest in REITs with similar investment strategies.

•	Opportunistic development: our real estate team has extended experience in the development of real estate properties and opportunistic investments:

•

Industrial and logistics: Vinci Fulwood Desenvolvimento Logístico FII, or VFDL is focused on the development of greenfield industrial properties. VFDL is advised by Fulwood, one of the largest players for the development of industrial real estate in Brazil, wherein we are the fund’s development partner.

•

Residential: In 2024, Vinci launched its first residential investment vehicle, Vinci Oportunidade Residencial FII, or VORE, which is focused on the acquisition of land and subsequent sale through land swap to residential developers receiving units of the buildings that will be developed by them. This first fund had its projects identified and located in Rio de Janeiro, Brazil.

•	Multifamily: In 2024 Vinci entered in the U.S. multifamily market through strategic partnership with a local developer.

Our Real Estate team also manages exclusive mandates, which includes an exclusive mandate REIT for an international institutional investor that co-invests in four shopping malls with VISC, and a fund of funds strategy that invests in listed REITs.

Real Estate Investment Process

The real estate investment process is made up of five key steps:

•

Origination of Opportunities: Our solid reputation and credibility in the market is an important ally to originate assets, and our team’s relationships with other companies, financial institutions and business players provide investment opportunities. Since inception, our Real Estate strategy executed over R$7.7 billion in transaction volume, with the great majority coming from proprietary origination.

•

Analysis: Our team conducts extensive investment analysis with the support of several areas within Vinci Compass, such as the economic and credit departments, legal, and our back office. After looking into a project’s viability, the proposal is approved by the investment team and submitted to the investment committee.

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

New Products in Development

Vinci Compass’ Real Estate division is actively developing a diverse pipeline of investment opportunities for 2025. These initiatives span multiple sectors, including logistics and residential markets. These initiatives include raising funds to invest in warehouse facilities across Brazil and expanding our residential strategy in premium areas of Rio de Janeiro. The approach emphasizes targeted acquisitions, value creation through development and rebranding, and partnerships with established industry players to optimize investment returns.

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

•

Climate Change: The strategy aims to invest in assets that actively contribute to the climate agenda. VICC is our first vintage within the strategy. VICC invests in climate infrastructure assets that range from renewable power generation to water assets and to the efficient use of natural resources and reduced emissions from other sources (e.g., energy efficiency solutions in industries and commercial, public and residential sectors). The strategy focuses on the acquisition of control or co-control structures. In addition, to meet financial and environmental impact objectives, all investments made by VICC also seek to increase inclusion across portfolio companies, especially from a gender perspective, in their leadership and workforce, with the intention of positively impacting the communities in which these companies are actively promoting the adoption of good environmental, social and governance, or ESG, practices. VICC held its first closing in the first quarter of 2023, which was anchored by BNDES and other global institutional investors and is currently within its fundraising process.

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

As of December 31, 2024, FIP Infra Transmissão was marked at 56.3% gross IRR in reais and 40.8% gross IRR in U.S. dollars, while being marked at a 3.7x gross MOIC in reais and 2.6x gross MOIC in U.S. dollars, which is evidence of the strong track record of our investment team in infrastructure assets. As of December 31, 2024, our water and sewage strategy, Vinci Infraestrutura Água e Saneamento, or VIAS, was marked at a 21.0% gross IRR in reais and 11.7% gross IRR in U.S. dollars, while being marked at a 1.5x gross MOIC in reais and 1.2x gross MOIC in U.S. dollars.

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

Our team believes that in the future this could be an important strategy due to a significant pipeline of investment opportunities in the sector.

			As of December 31, 2024
Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
FIP Transmissão	Infrastructure	2017	211	104	289	89.9	378.9	3.7x	2.6x	56.3%	40.8%
VIAS	Infrastructure	2021	386	350	—	512.1	512.1	1.5x	1.2x	21.0%	11.7%
VICC	Infrastructure	2023	1,557	136.7	—	136.7	136.7	1.0x	0.9x	—	—

Forestry

Lacan became part of Vinci Compass through a strategic M&A transaction, solidifying the firm’s position as a leader in forestry asset management in Latin America. This acquisition integrated Lacan’s expertise in sustainable forestry with Vinci Compass’ broader asset management capabilities, creating a robust platform focused on high- value forestry investments. The division manages over R$1.5 billion in forestry assets spanning 130,000 hectares across Brazil, combining financial performance with environmental impact. Its investment portfolio reflects a commitment to balancing financial returns with environmental impact, catering to a diversified investor base comprising pension funds and institutional investors in Brazil and Europe.

The division’s investments focus on leveraging Brazil’s forestry potential through a combination of sustainable forest plantations and conservation efforts. By prioritizing eucalyptus and pine plantations, Vinci Compass Lacan addresses the growing demand for wood products, while simultaneously contributing to carbon capture and ecological restoration.

Forestry Strategies

At the heart of Vinci Compass Lacan’s operations are investments in eucalyptus and pine forestry assets. These species are selected for their high yields and versatility, serving industries such as pulp, biomass, and wood panels. Investments are categorized into greenfield and brownfield projects:

•

Greenfield Projects: Developed on degraded or unused land, these projects restore ecological balance while creating new commercial forestry assets. Greenfield initiatives are meticulously planned, involving soil preparation, seedling selection, and phased planting to optimize growth and productivity.

•

Brownfield Projects: Focused on acquiring and enhancing existing forestry assets, brownfield investments improve operational efficiency and productivity through advanced forestry practices, ensuring quicker cash flow generation compared to greenfield projects.

Vinci Compass Lacan’s portfolio is designed to maximize returns while mitigating risks through strategic diversification. Investments are spread across key regions in Brazil, such as Mato Grosso do Sul, Santa Catarina, São Paulo, and Mato Grosso. These regions are chosen for their optimal climate, soil quality, and proximity to major industrial buyers. Vinci Compass Lacan’s revenue streams, in turn, are primarily comprised of the following:

•	Long-term Offtake Agreements: Contracts with major industry players like Suzano, WestRock, and Arauco ensure stable and predictable revenue streams.

•	Spot Market Opportunities: A portion of the timber production is allocated to the spot market, providing flexibility to capitalize on favorable market conditions.

•

Carbon Credits: Leveraging its focus on reforestation and ecological restoration, Vinci Compass Lacan expects to generate additional revenue through the sale of carbon offsets in voluntary and regulated markets.

Investment Process

The investment process is driven by a strategic approach that combines sustainability, diversification, governance and operational excellence, ensuring that all projects align with environmental and social responsibility. The division focuses primarily on forestry assets, including eucalyptus and pine plantations, which are tailored to meet the increasing demand for pulp, biomass, and wood-based products. Key components of this process include:

•	Due Diligence: Comprehensive assessments are conducted on legal, environmental, and social aspects, ensuring projects meet international standards.

•	Environmental and Social Management System (ESMS): This system provides a robust framework for monitoring sustainability metrics, engaging stakeholders, and managing project risks.

•

Sustainability Practices: All projects are established on deforested or degraded land, avoiding deforestation. Areas are managed with a commitment to achieving 100% certifications from either the Forest Stewardship Council, or the FSC, or from the Programme for the Endorsement of Forest Certification, or the PEFC, thereby ensuring that we abide to the highest environmental and social standards.

•	Technology Integration: Advanced tools like satellite monitoring, biodiversity mapping, and carbon measurement are employed to enhance ecosystem health, mitigate risks, and optimize productivity.

•	Risk Mitigation:

•	Buyer concentration is limited to no more than 25% of portfolio production.

•	Investments in a single region are capped at 80% of the total portfolio to avoid geographical risks.

•	Genetic diversity of tree species is maintained to protect against diseases and pests.

•

Sustainability and Governance: The division places sustainability at the core of its investment process. All forestry projects are established on degraded or deforested land, avoiding any contribution to deforestation. The ESMS ensures that all investments meet rigorous sustainability standards. Key components of this framework include:

•	FSC or PEFC Certification: 100% of managed areas are certified, guaranteeing adherence to high environmental and social standards.

•	Satellite Monitoring: Advanced technology is used to monitor forest health, detect risks such as fires or pests, and ensure compliance with conservation goals.

•	Biodiversity Preservation: Roughly 25% of managed areas are allocated to conservation, with special attention given to high-value ecological areas.

•

Operational Expertise: Vinci Compass Lacan employs a team of seasoned forestry professionals with decades of experience in planting, silviculture, and risk mitigation. This expertise ensures efficient management of forestry assets, from initial investment to harvest and eventual asset divestment.

By integrating these elements, Vinci Compass Lacan ensures that its investments not only deliver attractive financial returns but also contribute positively to environmental restoration and climate resilience.

The following table presents the investment milestones and figures for our Forestry segment:

		As of December 31, 2024
Fund	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
		(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
Lacan Florestal I	2012	253	253	255	325	580	2.3x	1.2x	11.8%	2.1%
Lacan Florestal II	2016	356	356	125	597	722	2.0x	1.4x	13.5%	5.6%
Lacan Florestal III	2020	498	390	—	531	531	1.4x	1.1x	15.6%	5.2%
Lacan Florestal IV	2023	168	74	—	93	93	1.3x	1.1x	47.4%	17.4%

Lacan Strategy		1,275	1,073	380	1,545	1,925	1.8x	1.2x	13.0%	3.8%

(1)

IRR calculations presented above reflect a managerial revaluation of the fund’s assets performed in February 2025, based on data as of December 31, 2024. While the official net asset value as of December 31, 2024 was not adjusted, this revaluation was considered for internal performance measurement purposes.

New Products in Development

Building on the success of its previous funds, Vinci Compass Lacan recently launched Fund IV, which incorporates higher ambitions for sustainability and financial returns. With a target return of IPCA + 9.5% annually, Fund IV focuses on leveraging Brazil’s forestry potential while exploring additional revenue opportunities, such as carbon credit sales.

Fund IV also introduces innovative strategies like integrating ecological restoration with sustainable forestry and enhancing carbon capture projects to meet the growing demand for carbon credits. The fund’s robust pipeline includes greenfield and brownfield projects across several states, with initial investments already underway in Mato Grosso do Sul.

Corporate Advisory

Our Corporate Advisory Services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies. We believe our Financial Advisory Services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace.

As an independent boutique, Vinci Compass has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients. The Financial Advisory Services platform provides conflict-free advice with senior focus for value creation and long-term support. The platform focuses on two main sub-strategies:

•	Mergers and Acquisitions (M&A): advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports;

•	Capital Markets: conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring, market/investor communication, debt issuances and special situation transactions.

CCLA

As a result of our business combination with Compass, we now participate in a 50/50 joint venture with CIM Group, a U.S.-based real estate manager with over 30 years of experience and approximately US$30 billion in assets owned and operated. The joint venture, known as CCLA, is focused on the development, ownership, and operation of high-quality multifamily and mixed-use real estate assets across Latin America. With a vertically integrated model, CCLA manages the entire lifecycle of real estate investments—from acquisition and development to leasing and property management. The platform currently oversees more than 2,600 residential units in operation and approximately 6,200 under development in key urban centers across Mexico, Chile, Colombia, and Peru. As a 50/50 joint venture, CCLA’s results and AUM are not consolidated into Vinci Compass’s financial statements. CCLA is classified as an investment accounted for using the equity method (see note 8(b) to our audited consolidated financial statements). Additionally, we acquired a 16.2% equity interest in certain residential leasing projects in Mexico through CCLA SMA I Capital Limited, which economic interest was valued at US$2.3 million (R$ 14.5 million) as of December 31, 2024.

Sustainability Practices

Vinci Compass is committed to sustainability practices throughout the company, ranging from sustainability in our offices and inclusion policies to our investment process through our investment vehicles.

Alignment with our limited partners is our first step for a successful relationship. Our partners are clients, and our clients are partners. We have a strong culture to seed capital in our funds, where partners invest alongside investors in the same conditions and fees. This culture, when complemented by targeted long-term returns, creates a stickier investor base, with limited partners investing with us for a long horizon. Our broadly diversified platform enables us to have knowledge exchange between portfolio managers from different strategies, generating an important competitive advantage, always respecting our compliance rules and information barriers policies.

We have a long-term goal of democratizing the alternative market space by focusing on our limited partners’ needs and providing tailored solutions and investment opportunities.

Corporate Governance

We have sought to consistently improve our governance structure, especially after our IPO in 2021. We believe that we follow well-established and recognized practices in the Brazilian and international corporate markets by operating in a partnership model. Moreover, in keeping with our values, we encourage entrepreneurship and ownership without leaving administrative discipline aside. Even before our IPO, when Rogério Werneck was already our independent director, Vinci Compass was focused on its ethics and good corporate governance practices. In 2021, our independent director group was bolstered by the arrival of Ana Marta Veloso, Guilherme Stocco and Sonia Consiglio.

We select our independent directors based on their expertise in topics that we consider strategic for Vinci Compass, on their ability to contribute to internal discussions, on their external reputation and recognition, and on their alignment with our values and culture. To staff our committees, we chose members with the ability to significantly contribute to the relevant matters under discussion and balancing strategic vision and execution capacity, in particular among leaders of these respective areas.

Due to the additional controls that are necessary for a listed company, the responsibilities of our compliance, legal, financial, risk and investor relations departments were also expanded.

Board of Directors

The role of our board of directors is to provide strategic direction and support to Vinci Compass by monitoring business opportunities, innovation, sustainability, and the development of our professionals. As of the date of this report, it is composed of 11 directors, four of which are independent, and is chaired by Gilberto Sayão. In 2021, we were granted the Women on Board (WOB) seal, an independent initiative that recognizes and promotes organizations with at least two women on their boards of directors or advisory boards. In 2023, with the closing of our strategic partnership with Ares, Peter Ogilvie joined our board of directors. In 2024, following the Compass combination, Manuel Balbontín and Jaime de la Barra also became part of our board of directors.

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

Sustainability Committee

Established in May 2021, our sustainability committee recommends, discusses, proposes, and evaluates Vinci Compass sustainability actions. It is composed of three members and chaired by an independent director, Sonia Consiglio, since August 2021.

We believe that investments that incorporate best sustainability practices can bring superior returns to investors and to society as a whole, and we believe that we have the potential to transform the market and lead by example, based on constructive engagement with investee companies. With an initial focus on risk mitigation, our approach was expanded to consider value generation from integrating best practices to the investment processes, always considering pre-established policies, solid methodologies, and objective criteria. We therefore believe that the sustainability Committee can be a catalyst for the sustainability agenda and help it permeate all business fronts and middle areas, from the board of directors to every other level inside the Company.

Vinci Compass sustainability agenda is structured in three pillars:

•

Business: we seek to promote responsible, sustainable and impact investments, from a holistic perspective and permitting a flexible evaluation of opportunities, with a fundamentalist sustainable integration, negative and positive screening, and metrics and ratings during the asset evaluation process, where applicable.

•

Fostering (industry and market): we seek to expand formal commitments to the sustainability agenda and actively engage in sectoral associations and interest groups to spread knowledge and help strengthen the topic.

•

Culture & Practices (Walk the Talk): we seek to implement internal actions—such as the promotion of inclusion across our teams—that propel the advancement of the culture and practice of sustainability topics at Vinci Compass itself.

In 2023, Vinci revised its definition of materiality. The central objective of this review was to strengthen the Company’s strategy, ensuring that its efforts are directed towards adding value and mitigating sustainability risks associated with the business. After a long and structured process, 10 material themes were identified, according to the concept of double materiality and the perspective of its different stakeholders. Double materiality involves the combination of two distinct perspectives: the impact of the business on the environment, society and the economy, as well as the financial impact of these external factors on Vinci’s business. The 10 material themes are the following: image and reputation risk; business ethics and anti-corruption practices; corporate governance; sustainable investments; technology and innovation; cybersecurity; customer privacy; fair practices and transparent information; employee engagement, diversity, equity and inclusion; and climate change.

In the fourth quarter of 2024, Vinci Compass underwent an important restructuring of its sustainability area. This reorganization included the introduction of a professional solely dedicated to sustainability. The area is tasked with the responsibility of coordinating, monitoring, and overseeing all sustainability initiatives adopted by the Company. The new structure aims to enhance the alignment and effectiveness of Vinci Compass’ sustainability efforts across all levels of the organization.

Innovation Committee

We believe that innovation has great transformational potential and, through process automation and optimization, can promote important gains to governance, transparency, and compliance. The Innovation Committee goal is to promote creativity and the development of the Company by evaluating what measures will be implemented to expand digital skills, what are the related risks and how can they be minimized. It discusses topics such as big data, artificial intelligence and blockchain by examining how they can be incorporated into the business. The committee is composed of five members and is chaired by independent director Guilherme Stocco.

In 2023, the Innovation Committee played an important role in supporting the development of our new pension product, with the launch of the MIO Pension app. Through this application, our customers provide information relating to their profile, and the platform suggests the best way to allocate their resources. In addition, working groups were created to optimize processes with the Monday platform, which allow teams to easily manage projects and workflows, ensuring the traceability of information and mitigating the risk of data loss and rework.

Executive Committee

The executive committee is comprised of a group of senior partners that lead the main areas of the company, including our chief executive officer, the chairman and the vice-chairman of the Board. Its goal is to think of Vinci Compass as a business, learning from global references and identifying opportunities for improvement.

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

Personnel Management Programs

We have several programs focused on personnel management, and we constantly seek to improve our performance on that front. Between 2018 to 2024, the number of women in our back-office and front-office areas grew by 59% and 116%, respectively. As of December 31, 2024, 31% of our workforce is comprised of women. In addition, there is no gender pay gap at Vinci Compass.

“Vinci por Elas” Program

Launched on the International Women’s Day in 2021, our Vinci for Them program congregates all of the following gender equity initiatives in the Company. Since its inception, 26 women were hired under the program:

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

•	Vinci Mom’s Space: provides private rooms so that mothers can breastfeed whenever they want with breastfeeding kits and refrigeration spaces.

•	Women’s Health Program: a program that sponsors periodic lectures on women’s health with specialist doctors.

•	Leadership support: a CEO statement declaring their support to the Women Empowerment Principles (WEP).

•

Coaching Program: a structured development program that invites our employees to a moment of self-reflection, thereby stimulating the development of important skills for career advancement at Vinci Compass.

•

Engagement and Development: we finance the participation of two women partners in the 100 Women in Finance association, which aims to strengthen the global financial sector by empowering women to reach their professional potential at all stages of their careers. Our People Management partner, Patrícia Amorim, not only discussed financial markets but also participated in a panel to evaluate resumes and help create pitches for women entering the job market. Additionally, we are actively involved in the FIN4SHE movement, which promotes women’s presence in the labor market, fostering a more diverse, fair, egalitarian, and attractive environment for women. This movement also serves as one of our recruitment sources.

Other Personnel Management Programs

•

Vinci Compass Chile is a member of the Chilean Institute of Business Management (Instituto Chileno de Administración Racional de Empresas), or ICARE, a private non-profit organization that promotes business excellence in Chile. One of our directors previously served as a director and president of ICARE and continues to play an active role in the organization.

•

We are also a sponsor of InbestChile, a private corporation that promotes the Chilean financial market as an investment destination. One of our directors plays an active role in the organization and promotion of these initiatives.

•

One of our directors is a mentor at Endeavor, an organization that fosters and strengthens the entrepreneurial spirit. Endeavor selects, supports, and invests in top entrepreneurs worldwide, providing them with a platform to continue contributing to the ecosystem. Through this mentorship, we reinforce our commitment to professional development, leadership, and inclusion in the business environment.

•

Lecture Series: In 2024, we hosted 14 lectures for university students in Rio de Janeiro and São Paulo, covering a range of topics, including our business areas and the economic outlook. These events engaged more than 340 students and were held both on university campuses and at our offices. Throughout the year, we also offered a variety of courses led by company employees, including Financial and Managerial Accounting (6 hours), Macroeconomic Outlook (4.5 hours), and Mergers and Acquisitions (M&A) (4.5 hours). In addition to business-focused lectures, we remain committed to fostering meaningful discussions on important social issues. As part of this effort, we organized a series of lectures on mental health and breast cancer awareness, providing valuable information, support, and resources to our community.

•	In January 2024, we had an employee participating in the Leadership Expedition event, where she spoke to high school students about finance and the role of a portfolio manager in Mexico.

•

In 2024, Anel Casas and Sandra Guedes represented Vinci Compass in a breakfast event held in collaboration with MEF, focusing on the analysis of results and risks. The discussion covered key trends in the consumer goods, construction, energy, and finance sectors in Peru.

•	We also delivered lectures for our employees, including Saúde Mental (Mental Health) and Pink October.

•

We support the annual “Emprende Tu Mente” event by offering mentorship and advisory services to entrepreneurs presenting their innovative businesses. This initiative strengthens the business ecosystem by fostering entrepreneurial spirit and providing key resources for the development of new projects.

•

Our annual investment seminar in Chile, with 28 editions held, brings together global and local strategists to provide insights into financial markets and anticipate trends. This event strengthens financial education and promotes transparency, equipping our community with essential knowledge for informed and sustainable financial decisions.

•

We offer educational courses for our clients on a wide range of investment topics, including alternative assets and traditional market strategies. These sessions are designed to enhance their financial understanding and empower them to make informed and strategic decisions.

Internal Environmental Practices

The main impact of our operations on the environment derives from the allocation of resources, which has led us to develop products related to environmental issues, such as our VES, VIAS, VICC and Lacan IV funds. Nonetheless we seek to align all our internal activities with best environmental practices, as consistency between speech and practice gives us even more power to demand the best standards from the companies in which we invest. Among the practices, we highlight the following:

•	Sustainable construction: we received a LEED Silver certification in the headquarters building in Rio de Janeiro, which attests to the good use of water and energy resources;

•

Urban mobility: we have had bicycle facilities at our headquarters in Rio de Janeiro since 2015 (including bicycle storage and changing rooms). Additionally, our Vaga do Bem initiative redirects parking fees paid by employees to use parking spaces to social initiatives, such as charitable donations;

•

Office initiatives: we carry out the preventive maintenance and replacement of equipment to reduce inadvertent emissions from fire extinguishers and air conditioners, set up motion sensors to reduce energy consumption, implemented protocols for turning off the air conditioning in areas and times of lesser use, and promote waste recycling and other initiatives to reduce the waste generated;

•

Neutralization of Greenhouse Gas (GHG) emissions: in 2024, for the fifth consecutive year we conducted the inventory of GHG emissions from the operational activities of our offices located in São Paulo, Ribeirão Preto, Rio de Janeiro and New York, in partnership with Deep ESG, following the guidelines of the Brazilian GHG Protocol Program, Scope 1 emissions (i.e., emissions from sources directly under the organization’s responsibility, such as fire extinguishers used or replaced during the year and emissions from the replacement of refrigerant gas in office air conditioning units), Scope 2 emissions (i.e., emissions related to electricity consumption, based on 2024 usage data, including fuel used in backup generators at office buildings), and Scope 3 emissions (i.e., emissions from employee commuting, waste generated in operations, and business travel related to our activities). In alignment with Sustainable Development Goal (SDG) 13, our 2024 emissions (excluding emissions from Compass and Lacan office locations, as well as from MAV before the acquisition’s closing date) were fully offset through the Legado das Águas project, which consists of an area of 31,000 hectares across three municipalities in the state of São Paulo that integrates forest conservation and scientific research with new economic activities. This approach aligns with our ongoing commitment to environmental sustainability; and

•

Recycling initiatives: Since 2023, we have partnered with Circoola, a company that promotes the circular economy and responsible waste disposal, focusing on the recycling, disposal, and reuse of electronic equipment. At our Rio de Janeiro office, a collection box is made available in the building, allowing other tenants to have a fixed point for the responsible disposal of electronics. In 2024, a total of 1,326.8 tons of electronic waste was collected in Rio de Janeiro, while the São Paulo office achieved record numbers in the initiative, with a total 809.5 kg recycled through our partnership with Circoola.

Sustainability in our Investment Process

Private equity

Our private equity Impact and Return strategy was developed to tend to a growing market demand for sustainable products combined with our view of the potential positive influence our capital allocation could have over entrepreneurs and their markets’ environment. In our impact strategy, we target minority equity investments in companies with limited access to capital, focusing on scaling the positive results these businesses already generate to customers, society and the environment. The market for impact funds in Brazil is still in development and faces challenges. This investment thesis is better received by entrepreneurs with prior contact with the strategy. Reaching out to smaller entrepreneurs is an important goal for the long-term success of the strategy.

Our fourth vintage of our Impact strategy, VIR IV, raised R$1 billion in capital commitments through a diversified investor base, with the presence of institutional investors. VIR IV’s goal is to invest capital in underdeveloped regions, generating a positive impact to business in these regions. Our investment process comprises several criteria and tools, such as a positive and a negative screening, an eligibility tool, the assessment of impact metrics through a proprietary index and ESG due diligence. The investment strategy is completed with a strong analysis of the business, a detailed report highlighting the impact on the business, and quarterly follow-ups. VIR IV received the award for “Impact Fund of the Year” from Environmental Finance in 2021. In 2023, VIR IV received the Private Capital Deal of the Year award from the Association for Private Capital Investment in Latin America, or LAVCA, in recognition of our investment in Pro Infusion. In 2024, VIR IV closed one new investment and signed two new investments, thereby expanding its sectors of operation to include industrial and commercial waste management, auto parts, and logistics for clinical research. VIR IV fund holds an independent verification certification from Nint, an ERM Group company.

Our Vinci Capital Partners strategy, or VCP strategy, has also developed a robust ESG framework. The VCP team created, with the support of a global reference ESG consultancy firm, a general ESG risk assessment framework to support ESG due diligence in new target companies. This framework contains the main environmental and social issues addressed by most sustainability initiatives, inspired by the International Finance Corporation (IFC) Performance Standards, and a preliminary assessment of the material issues per sector that Vinci Compass invests or plans to invest. During the due diligence phase, we partner with specialized firms to confirm the initial materiality map and to investigate if additional material risks are present in the target company.

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

VCP IV has introduced a new development in comparison to previous vintages: all companies are now subject to monitoring by a structure within the board of directors specifically dedicated to the sustainability agenda, such as a specialized advisor or a committee. Such companies are required to appoint a C-level executive responsible for implementing ESG initiatives, which are also incorporated into the variable remuneration goals of the main executives. Furthermore, companies are required to submit an annual report detailing their initiatives and results related to the sustainable agenda.

Infrastructure

We developed our VICC fund, in our Climate Change sub-strategy, focusing on investments that actively contribute to the climate agenda ranging from renewable energy generation and water supply to the efficient use of natural resources and reduced emissions from other sources. Our goal is to help to mitigate climate change globally. All investments made by VICC should also seek to increase inclusion across portfolio companies. Furthermore, VICC is Article 9 compliant under European SFDR. Furthermore, VICC is guided by the IFC (International Finance Corporation) Performance Standards, ensuring that environmental, social, and governance practices are consistently incorporated and thereby mitigating, preventing, and/or compensating for any resulting impacts.

VICC has developed a proprietary framework that incorporates climate impact analysis at all stages of the investment cycle, which includes a climate risk matrix, pre-investment ESG due diligence, and the development of specific action plans for each project, detailing key performance indicators, or KPIs, and sustainability goals, ensuring the climate resilience of investments. The fund’s investment team includes a dedicated social and environmental specialist (ESG Officer), responsible for ensuring that all projects meet the high performance and impact standards expected. In 2024, VICC made its first two investments in photovoltaic power plant projects, known as Parvus and Romulo, and created Mira Energia to build, manage and operate the assets.

The complexity of infrastructure investments demands a robust due diligence regarding operational, financial and ESG aspects. Our funds have a strong governance policy, especially those related to government-controlled assets. The water and sewage sector is a key sector for sustainable investments in Brazil. Our VIAS fund, part of our water and sewage strategy, aims to promote sustainable development through strategic investments that prioritize the water and basic sanitation sector. It operates with international best practices and the United Nations Principles for Responsible Investment maintaining a rigorous exclusion list. Its initiatives target operational efficiency, environmental impact mitigation and enhancing the quality of life for the communities. Rio+ Saneamento, a portfolio company in which 97% of the VIAS’ assets are allocated, has a positive impact on approximately 2.6 million people, maintaining water quality indices at 99.9% and sewage at 84.6%, according to the Brazilian Water Quality Index (Índice de Qualidade das Águas) and Sewage Treatment Plant Operational Quality Index (Índice de Qualidade de Operação de Estações de Tratamento de Esgoto), respectively. Additionally, Vias promotes environmental education and professional training initiatives, which bolsters its commitment to sustainable development. VIAS holds an ESG certification from Nint, an ERM Group company.

Finally, in 2024, the Sustainable Regional Infrastructure Development Fund (Fundo de Desenvolvimento da Infraestrutura Regional Sustentável), or the FDIRS, was launched in partnership with the Brazilian government. This fund aims to foster sustainable development in Brazil through the structuring of new public-private partnerships and concessions. Priority sectors of operation include water supply and sanitation, urban infrastructure and transportation, education and health, irrigation, and the preservation of parks and forests. The fund’s investment strategy aligns with our sustainability criteria, with a focus on projects that promote sustainable and responsible practices and prioritize the underdeveloped north, northeast and mid-west regions of Brazil.

Real estate

Our listed REITs faced a challenging environment over the last two years and showed resilience due to our strong competitive position in the market and the team’s extensive track record. Robust governance in the funds’ investment and monitoring process was a key factor to navigate a difficult market environment. In 2023, our listed REITs faced a challenging start with limited capital-raising opportunities. However, following the onset of the easing cycle, we began to see new issuances, particularly in the shopping center market, where we successfully raised R$1.2 billion in the fourth quarter of 2023. In 2024, we expanded our operations into the residential segment, raising R$71 million for our Vinci Oportunidade Residencial FII fund, which will acquire two plots of land with defined partners for the projects. Additionally, the first logistics warehouse, which is part of Vinci Fulwood Desenvolvimento Logístico FII’s portfolio, received a LEED Silver certification. With this, Vinci Compass now has three LEED-certificated real estate properties, which reflects our commitment to green practices in our portfolio.

Forestry

The expansion of our operations into the forestry sector was an important milestone for Vinci Compass in 2024. Our Forestry segment employs a customized management approach, conducting double materiality studies of the funds. Utilizing specialized tools, we assess and mitigate water risks and potential natural disasters, positioning climate management as a strategic priority. Additionally, a rigorous commitment to monitoring ESG indicators is maintained, with a dedicated team responsible for collecting and analyzing KPIs. The funds have an annual report on carbon dioxide sequestration from the atmosphere, demonstrating their contribution to reducing the carbon footprint.

We believe the Lacan IV fund voluntarily aligns its practices with Article 9 of the SFDR. As a result, this fund undergoes extensive due diligence procedures, including the analysis of potential interference with protected areas due to historical or architectural value, the identification of important areas for biodiversity conservation, and the assessment of areas exposed to extreme environmental or geological events, such as landslides and fires. We maintain a comprehensive initiative that serves as an umbrella for our social and environmental projects, based on the themes established in our ESG Framework. These themes include Climate Change, Biodiversity, Education and Employment, Ethics and Compliance, and Data Transparency. In 2024, based on the IFC Performance Standards and with the support of ERM consultancy, Lacan formalized its Environmental and Social Management System (ESMS).

Credit

Our Credit segment also has a group of funds dedicated to finance infrastructure projects and companies, such as our VES and Vinci Credit Infra funds. These funds have a series of sustainability guidelines, such as a veto on investments in fossil fuels and compliance with social, labor and environmental rules and regulations. VES was funded by the BNDES and other relevant Brazilian institutional investors and was the first Brazilian fund to receive the ESG “European Standard” label. VES closed its investment period ahead of schedule, which reflects our team’s ability to manage this kind of asset. Since 2021, VES has annually renewed its ESG Certification Nint, an ERM Group company.

At the end of 2024, the implementation of an ESG score system for credit evaluation was initiated, based on approximately 140 criteria, which are organized into three macro factors: Governance, Environment, and Social Responsibility. The evaluation encompasses a range of key subgroups, including control structure, reputation, history, alignment and independence, corporate sustainability, internal controls, quality of financial reports, climate change management, energy management, waste generation, inclusion, work quality, and adherence to international treaties. The relative weights of these criteria are adjusted through an impact matrix, according to the relevance of the risk for each sector analyzed.

In addition, by means of our Litigation Finance strategy, within our Opportunistic Capital Solutions sector, we provide access to justice by funding claimants that are entitled to redress but would not be able to bear the costs involved in bringing such claims. By making legal support accessible to victims of a variety of corporate wrongdoings, especially victims of environmental disasters, we seek to actively pressure companies to increase their standards of care in a variety of subject such as antitrust practices, environmental responsibility and corporate governance.

In the agribusiness strategy, the credit granting process is supported by robust analyses that combine qualitative and quantitative factors. In line with market best practices, the segment employs rigorous “know-your-customer” processes, including periodic visits and additional due diligence on borrowers, who are required to implement robust fiscal, accounting, and environmental controls.

Equities

Our Equities segment also has an important role regarding sustainability practices. Our investment team developed an ESG-focused questionnaire, which could be used for selected mandates and for the evaluation of potential impacts and could lead to divestment from assets that do not fit the targeted profile. The team also focuses on investments that could lead to significant governance impacts, and partners with other groups in voting at shareholder meetings. After our business combination with Compass was completed in October 2024, we reevaluated both Vinci Partners’ and Compass’ sustainability methodologies for Equities and decided to adopt Compass’ practices. We are currently in the process of implementing this methodology in our Brazilian operations.

Global IP&S

When our Global IP&S team analyzes external managers in which to invest, they may also take into consideration sustainability practices. Depending on the type and country of origin of the mandate, team members may evaluate the managers’ sustainability approach using a proprietary questionnaire to understand how these managers address sustainability issues. A relevant portion of the business is funded by institutional investors, which require a complete asset monitoring process and a thorough due diligence process.

Fundraising

We have a well-established and far-reaching client relations team with deep knowledge of the alternative investment market. As of the date of this annual report, this team is composed of 80 relationship managers across nine countries: 25 in Brazil, 20 in Chile, 11 in Mexico, 10 in the United States, seven in Argentina/Uruguay, seven in Peru/Colombia, and one in the United Kingdom. These professionals are organized into three primary distribution channels and cover more than 2,600 LPs: (1) institutional, (2) HNWIs and (3) intermediaries. This structure enables us to offer highly tailored solutions, deepen client relationships, and foster long-term partnerships with a diverse and global investor base. Each relationship manager provides clients with personalized service and comprehensive access to our full product offering.

In addition to these three channels, we maintain a fourth distribution channel dedicated to investors in our publicly listed vehicles on the B3. Investors in these products can trade fund quotas directly through the exchange and are supported by a dedicated investor relations team specializing in listed funds.

Our distribution channels are structured as follows:

•

Institutional: This client division covers pension funds (public and private), insurance companies, large and mid-size corporations, endowments, sovereign funds, asset managers, and others. Our personnel covering this segment are located in Brazil, Chile, Mexico, Peru, Colombia, Argentina, Uruguay, New York and the United Kingdom.

•

High-Net Worth Individuals: This client division covers HNWIs and single-family offices, which we consider to be clients that have the potential to invest at least US$1.0 million (or approximately R$6.2 million as of December 31, 2024). Our professionals are mainly located in Miami, Chile, Mexico, Uruguay and Brazil.

•

Intermediaries: This client division covers banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, wealth management firms, and multiple distribution platforms such as XP, Insigneo, and BTG Digital. This division is responsible for the distribution of all Vinci Compass products, both liquid and illiquid, including private equity. Our professionals serving this channel are located in Brazil, Chile, Mexico, Miami, Peru, Colombia, Argentina, and Uruguay.

People and Career

At Vinci Compass, we believe that human capital is one of our main strategic differentials. Our culture is to train professionals through initiatives to stimulate self-development through internal and external development programs. The main entry point to work at Vinci Compass is in our support areas, where our people have the opportunity to acquire knowledge about the business’ operations, accumulate experience and improve their professional maturity, in addition to being inserted into the Vinci Compass culture. The other entry point opportunities that arise at Vinci Compass are primarily filled by professionals who are already part of our staff, in keeping with our culture to value our internal human capital. Positions that may not be filled through internal recruitment are filled by expert professionals with proven track records in the target position after a careful external recruitment process.

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

•

Incentive Certifications – The objective of this program is to encourage employees to pursue CFA and CFP certifications and consequently seek development through studies. Vinci Compass reimburses 100% of the tests’ costs for employees who are approved.

•	External Courses – These are courses held on demand that aim to develop technical and/or behavioral skills, in addition to network experience and stimulation that cannot be met internally.

•

Vinci Training – This structured program takes place periodically throughout the year in our Brazil offices, is taught by senior people and is open to all areas of the Company. Since its creation, the goal of this program is to increase the framework and technical knowledge of all participants.

•

Coaching – This structured development process allows the self-reflection of professionals by stimulating the development of important skills for career ascension within Vinci Compass. For the past three years, this program has been supporting us in accelerating the career of women at Vinci Compass.

Talent Attraction

Vinci Compass, through the partnership of our People & Management department with our business segments, has been promoting actions with financial leagues and student entities focused on the financial market since 2017, with the objective of contributing to the training of these students and increasingly bringing the Company closer to universities. The initiatives disseminate the culture and strength of the Vinci Compass brand and are a channel of attractiveness of young talent to the company.

•

Mentoring – Our professionals guide groups of students with an interest in getting to know and specializing in the financial industry. In 2024, we had eight groups of mentors and case studies across our different business strategies.

•

Lectures and Sponsorship – We participate in events organized by the universities where our staff share their professional trajectory and the dynamics and objectives of their areas. In 2024, we sponsored the PUC-Rio Finance Week, the Meet and Market fair at USP, the Vacation Fair (Feira de Férias) at Insper, and the Finance Talk at USP and gave more than 10 lectures.

•

Summer Program – In 2024, we continued our summer program, which is focused on university students interested in the financial markets. The program has two classes: one for Brazilian students from universities in Rio de Janeiro, São Paulo and other cities, which takes place in January (the Brazilian summer), and one for students from Northern Hemisphere schools (mostly in Europe and in the United States), which takes place in July.

Compensation and Retention

Vinci Compass seeks to retain talent by paying a competitive total compensation and providing a leading organizational environment, with meritocracy as a focus not only at the individual level, but also at the team level. In addition, in order to retain our leading talents, we encourage an owner’s attitude from our team to sustain their motivation to seek optimal results, in addition to providing the aforementioned trainings. The main mission of the People & Management area is to attract, retain and develop professionals capable of ensuring the sustainable growth of the Company and perpetuity of the business, always aligned with the purpose of Vinci Compass, and disseminate our organizational culture.

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

We also built a seniority categorization model by scale, from junior and operational teams to members of the executive committee. We divided levels beginning at the operational level as the point-of-entry into Vinci Compass (comprised of interns, analysts and associates). The second step includes vice-presidents, principals and managing directors, who are responsible for business development. Finally, the final level of the structure includes partners and members of the executive committee who lead Vinci Compass’ strategy and viability. The transition process between these levels follows a growing scale of development that is assessed during the annual evaluation process.

Since its IPO, Vinci Compass has sought diverse and efficient compensation tools to encourage its most senior members to be engaged and aligned. An important incentive is the possibility of becoming a partner following years of professional excellence and seniority, which has recently been made possible through our long-term incentive plans. This is an annual process and its goal, in addition to retention, is to ensure the continuity of our business. We believe that our retention policy is also an excellent attribute to attract new professionals. Therefore, we understand that our compensation process is robust and aligned with our short-, medium-, and long-term goals.

Risk Management

Vinci Compass seeks to minimize the risks associated with our investment strategy by pursuing the following initiatives:

•

Financial/Business. Vinci Compass will seek to mitigate refinancing risk by targeting companies with stable and growing cash flows. Vinci Compass will seek to mitigate business risk by targeting companies that have a clear competitive advantage and/or long-term contract or concessions, thus are less vulnerable to the business and economic cycles. We will also focus on companies we believe generally exhibit low dependence on strong economic growth. Before agreeing to any investment, our investment committee must be satisfied that it understands the key risks associated with each investment, and that it has taken, or will take, actions to mitigate those risks.

•

Fraud and Corruption. Vinci Compass seeks to undertake a comprehensive anti-fraud and anti-corruption diligence process in connection with all private market transactions. We perform background checks and extensive legal due diligence in every potential deal that our private equity, infrastructure, and real estate funds are involved. Generally, this process is coordinated by the deal team members, with the support of our compliance team and/or external counsel (typically full-service law firms or niche-oriented firms, when required). We monitor the portfolio companies through our specific deal team members, which are required to periodically report updates on the investment (in all aspects, including operational performance, legal issues, and potential irregularities). Additionally, we usually have the right to appoint members to the board of directors and/or management of the portfolio companies—such appointments are another direct channel for this type of reporting. In case of any potential irregularity, the members of the team responsible for the portfolio company shall immediately report such event to the legal and compliance teams who will assess the information and provide guidance on how to proceed.

•

Sustainability. Our sustainability policies are based on well-known standards and benchmarks, such as: International Finance Corporation Performance Standards; and Principles for Responsible Investment. These policies are complemented by other policies such as compliance guidelines for Anti Money Laundering, Anti-Corruption, Anti-Terrorist Finance, and our Code of Ethics. In addition, employees are trained annually, and an introductory presentation is made to all new employees.

•

Market and Liquidity Risk. Vinci Compass seeks to mitigate market and liquidity risk by monitoring Liquid Funds on a daily, weekly, or monthly basis accordingly to the profile of each fund. Vinci Compass has policies that drive our risk control activity, and every fund has its own risk limits that are controlled by the risk department and, when applicable, the fund committee.

•

Operational Risk: Vinci Compass defines operational risk as the potential for losses resulting from inadequate internal processes, system failures, human error, or external events. Vinci Compass has implemented measures designed to strengthen the control and measurement of these risks with the objective of reducing exposure and preventing losses. The severity of each event is assessed based on its likelihood of occurrence and potential impact. Based on this assessment, Vinci Compass determines the appropriate course of action, which may involve immediate resolution or the development of a more detailed action plan.

Competition

Vinci Compass is a leading alternative asset manager in Latin America, offering a differentiated platform that combines deep regional expertise with a global investment perspective. Our business combination with the Compass group has created one of the most comprehensive alternative asset management platforms in the region, expanding its product suite, increasing scale, and enhancing distribution capabilities.

The firm maintains a strong competitive position among its peers, with superior capabilities compared to local banks and single-sector-focused asset managers. Key differentiators include exposure to long-term capital, a partnership-driven model, and a highly diversified business structure spanning presence across several countries in Latin America and the U.S., multiple asset classes and investment strategies. The combination of our expertise and track record in alternative investments with Compass’ established capabilities to provide the best-in-class global investment solutions to local clients, and extensive network of institutional LPs in Latin America strengthens our competitive edge.

While we face competition in each of our segments from sector-focused asset management firms, few players in the Latin American market offer the breadth of alternative investment opportunities and tailored solutions that we provide. Additionally, our proprietary distribution capabilities remain a significant advantage over firms that rely primarily on third-party distribution agreements with banks and open platforms.

Global IP&S

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

In the exclusive asset allocation mandates for families, we generally compete with financial institutions and MFOs. As for pension funds, we compete with financial institutions, but in the current environment we have certain key advantages: recognized ability to invest in alternative classes, carrying out protection operations and greater knowledge of the pension fund industry.

In the Global Solutions strategy, we compete with regional and international financial institutions and MFOs. However, we believe that we managed to stand out because we invest in more niche managers and bring customers closer to managers while being transparent throughout the process.

Other than managed funds, Vinci Compass also has the Third-Party Distribution business, with its largest market being Chile. The Chilean third-party fund distribution market is highly competitive. International investment firms hire local placement and marketing agents to help them offer global investment solutions locally. Vinci Compass has established itself as one of the leading firms in this business, leveraging its extensive product range, deep client relationships, and unmatched distribution capabilities. The firm’s scale, expertise, and longstanding partnerships with top-tier global asset managers set it apart from other players in the market. As of December 31, 2024, Vinci Compass held 21.3% of total investments made by Chilean Pension Funds in offshore mutual funds, according to Chile’s Superintendency of Pensions (Superintendencia de Pensiones).

Our business combination with the Compass group has further strengthened Vinci Compass’ position as a third-party fund distributor in Latin America. By integrating the Compass group’s well-established relationships with institutional clients, family offices, and wealth managers with Vinci Partners’ extensive investment expertise, Vinci Compass now offers one of the broadest and most diverse third-party fund platforms in the region. The firm distributes a comprehensive selection of global strategies across multiple asset classes, allowing investors to access world-class managers through a single platform.

In contrast, other firms in the market operate with a narrower focus. There are players that primarily serve as intermediaries for asset managers. Others distribute specifically alternative investment funds, with more limited scale and reach, preventing them from offering the same level of access to global investment solutions. Many smaller players lack the ability to provide the broad range of products and the institutional-grade distribution network that Vinci Compass has developed.

A key differentiator for Vinci Compass is its ability to combine global reach with deep local expertise. The firm has built strong relationships with leading global asset managers, ensuring access to best-in-class investment solutions while also understanding the specific needs of Latin American investors. This combination of international investment excellence and local market knowledge gives Vinci Compass a significant advantage over its competitors, allowing it to deliver superior solutions that are tailored to the needs of institutional and high-net-worth investors in LatAm.

As international asset managers seek to expand their presence in Latin America, Vinci Compass remains a strong partner due to its solid market position, ability to navigate local investor preferences, and deep distribution network. Its scale, product diversity, and ability to provide value-added services beyond simple fund distribution—such as portfolio advisory and customized investment solutions—ensure that Vinci Compass remains a leader in Latin America’s investment solutions and third-party distribution market.

Public and Private Credit

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

Most of the allocation of Brazilian pension funds remains concentrated in federal government bonds, which imposes important challenges in overcoming its actuarial goals. We believe that Vinci Compass can offer a range of credit investment strategies, including structured credit transactions and directed lending, that captures more value and can meet this growing demand for return and portfolio diversification for our investors.

Vinci Compass also manages Private Credit funds across Chile, Argentina, Peru, and Mexico—as well as a Latin American-focused hard currency credit strategy. The competitive landscape in private credit across Latin America includes a mix of large international asset managers, regional investment firms, and local players with country-specific expertise. Global firms such as BlackRock and KKR have been expanding their presence in Latin American private credit, leveraging their scale and access to global capital markets. However, these firms often take a broader, multi-region approach, which can make them less agile in addressing the specific credit needs of Latin American borrowers compared to Vinci Compass, which has a more focused, on-the-ground presence in key markets.

Regional competitors such as Moneda Asset Management, Credicorp Capital, and BTG Pactual also play an active role in Latin America’s private credit markets. Moneda, now part of Patria Investments, has a strong presence in corporate credit and high-yield debt strategies, particularly in Chile and Argentina. While Moneda benefits from a long track record in Latin American credit markets, its focus has historically been more on liquid credit and distressed debt rather than the structured private credit solutions that Vinci Compass also offers.

Credicorp Capital, based in Peru, operates across multiple Latin American markets, providing private credit and structured finance solutions. However, its credit strategies tend to be more conservative and concentrated in Peru and Colombia, limiting its ability to compete at the same scale as Vinci Compass in markets such as Mexico and Argentina. Similarly, BTG Pactual has a robust private credit operation, particularly in Brazil, but its presence in non-Brazilian markets is not as dominant, giving Vinci Compass a competitive advantage in broader Latin American private credit investments.

In the hard currency credit segment, Vinci Compass competes with firms that focus on emerging market credit strategies. These firms specialize in high-yield and distressed debt opportunities across Latin America and other emerging markets, often targeting sovereign and corporate bonds. However, Vinci Compass differentiates itself by offering more customized and flexible credit solutions through private transactions, rather than relying solely on public market debt instruments.

Specifically with respect to our Opportunistic Capital Solutions sub-strategy, we believe that we are among the largest independent players focused on special situations in Brazil. A significant number of new players have come into the market in the past few years, which has increased competition. Nonetheless, we believe that the largest and most established players have a significant advantage competing for capital and sourcing deals, since many of the new entrants operate through club deals, focusing on smaller investment tickets and shorter-term strategies (including immediate flipping). Vinci SPS benefits from a broad and flexible mandate, encompassing five main strategies and allowing for dynamic balancing of portfolio mix according to market swings.

We believe the special situations market in Brazil is vast and may absorb the recent growth without jeopardizing long-term performances for tier one players. The asset class allows for differentiation across various aspects, such as sub-strategies, ticket, duration, liquidity, governance over assets, capital instrument, geography and primary vs. secondary markets.

As for our Agribusiness sub-strategy, Brazil’s agribusiness credit asset management sector is a dynamic market, where financial institutions and asset managers provide tailored credit solutions to support the country’s vast and complex agricultural industry. Vinci Compass stands out as a key player in this space, leveraging its deep market expertise, diversified investment strategies, and strong relationships with institutional and individual investors.

Large financial institutions, such as BTG Pactual and Banco Safra, operate in this market by utilizing their extensive financial infrastructure and broad service portfolios to provide agribusiness credit solutions. These banks have a long-standing presence in Brazil and leverage their access to capital markets to offer competitive financing options. However, their agribusiness credit offerings are often standardized and may not be as tailored to the specific needs of agricultural producers as those provided by more specialized asset managers.

Vinci Compass maintains a competitive edge in the agribusiness credit asset management market by combining the best aspects of institutional expertise, flexible investment structuring, and strong investor relationships. Unlike large banks that prioritize volume over customization or smaller firms that cater to only specific market segments, Vinci Compass is able to provide tailored credit solutions that address the full spectrum of agribusiness financing needs. Its deep understanding of the Brazilian agricultural market, coupled with its ability to innovate in structured credit products, positions it as a leading choice for investors and agribusinesses seeking robust and adaptable financing solutions.

What sets Vinci Compass apart is its ability to integrate deep local market knowledge with institutional-quality credit structuring. Unlike larger global players that take a broad, macro-driven approach to Latin American credit, Vinci Compass has a hands-on presence in key markets, enabling it to identify unique opportunities and structure deals that align with investor needs. Unlike regional firms that may have strong positions in individual markets but lack cross-border expertise, Vinci Compass provides a truly integrated Latin American credit platform. Its ability to offer private credit strategy, combined with a strong local network and a track record of structuring innovative financing solutions, positions Vinci Compass as a leading private and public credit manager in Latin America.

Private Equity

Vinci Compass considers itself a pioneer in Brazilian private equity and we believe we are the only purely Brazilian private equity firm that has always been independent. Since 2004, our flagship Vinci Capital Partners funds have invested R$6.5 billion across 27 investments in Brazil, as of December 31, 2024. Moreover, while many other Brazil-focused funds (such as Warburg and Advent) are affiliated with larger, global managers, Vinci Compass continues to remain independent, with an internally trained team, and whose members have begun and developed their investment careers in Brazil. Given Vinci Compass’ history and presence in Brazil as one of the longest-tenured local private equity firms, Vinci Compass believes it has a distinct competitive advantage against both local and global players. Moreover, for the most part, the strategies employed by these other funds generally do not compete directly with Vinci Compass’ control-oriented, operationally intensive strategy.

Vinci Compass’ sourcing methodology focuses on acquiring businesses or making investments outside of structured auction processes, so in many cases Vinci Compass will not encounter competition during the sourcing phase. Vinci Compass believes that its proprietary sourcing strategy allows us to negotiate more favorable investment terms and downside protections to help generate more attractive returns. Notably, as of December 31, 2024, Vinci Compass sourced 17 of the 27 previous investments on an exclusive basis.

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

Equities

In Brazil, the biggest competition is the level of interest rates: Brazilian investors continue to invest very little in variable income instruments and Brazil does not have a long-term investment culture, since interest rates have historically been, and continue to be, high, and even inefficient investing historically generated returns to investors well above inflation.

In Chile, the public equities market is relatively concentrated, with fewer listed companies, leading to lower liquidity and limited diversification opportunities. Competition primarily comes from local pension funds, which dominate the institutional investor landscape, as well as from international asset managers. Market risks include regulatory shifts affecting pension fund allocations, economic dependence on commodity exports (especially copper), and political uncertainty, which has influenced investor sentiment in recent years.

Mexico presents both opportunities and challenges due to its market size and integration with global economies, particularly the United States. Competition comes from domestic asset managers, large pension funds and global firms seeking exposure to Mexico’s diversified economy.

Argentina’s public equities market is highly volatile and subject to significant macroeconomic and political risks, including inflation, currency controls, and sovereign debt concerns. Competition remains limited due to economic instability, which has led to reduced foreign investor participation and a small pool of domestic institutional investors.

In Brazil, we estimate that we compete with 70 to 80 funds. In Chile, that number is around 28, while in Mexico, it stands at 29. For our LatAm strategy, we face competition from 22 funds, and in Argentina, 18. These numbers have been increasing over time as new asset managers and public equity firms continue to emerge.

Real estate

The real estate strategy of Vinci Compass is the tenth largest manager of listed REITs in Brazil based on ANBIMA data. The largest REIT manager in Brazil is BTG. BTG asset management is controlled by Banco BTG Pactual, one of the largest private banks in Brazil and benefits from the bank´s extensive retail distribution. BTG is followed by Kinea and XP, all of them relying on powerful in-house retail distribution capabilities that enhance their access to capital. Notably, for some of the other players, their total AUM figure factors in the amount they have under management as the fund administrator of passively managed REITs.

Due to the rapid growth of the REIT industry in recent years, a significant number of new players have come to the market, increasing competition. Notwithstanding, the largest and most established players have a significant competitive advantage competing for capital which was reflected in the market share of these players and the amounts raised by them in 2024. In challenging market environments, as we faced in 2024, we believe that Vinci Compass’ track record and expertise set ourselves apart from competition.

Infrastructure

We believe that Brazil offers a diverse and deep investment opportunity set, due to the critical need for infrastructure investments, the weak financial position of the central government and higher leverage profile of traditional players. We believe that there is a limited number of active investment managers with the dedicated capital or the experience to invest in Brazilian infrastructure. Vinci Compass believes it is highly differentiated from its competition given the team’s ample transactional expertise (over 30 transactions) particularly, in complex situations, with deep relationships, a flexible investment approach, and sector-specific knowledge. We also face more limited competition from local investment managers in deals with equity tickets averaging from R$200 million to R$400 million.

Forestry

The forestry investment asset management market in Brazil is a niche yet increasingly attractive segment, characterized by limited competition among institutional asset managers. BTG Pactual’s Timberland Investment Group (TIG) stands out as one of the few large-scale competitors with significant capital deployment and established expertise in managing timberland assets. Most other players in the space are either industrial forestry companies, such as Suzano and Klabin, that primarily focus on vertical integration rather than third-party asset management, or smaller, specialized investment firms with regional operations. This creates a relatively fragmented competitive landscape, where large alternative asset managers like Vinci Compass have an opportunity to differentiate through strategic capital allocation, sustainability-driven investment approaches, and operational efficiencies.

The competitive dynamics in this market are shaped by access to scalable forestry assets, investor appetite for sustainable alternatives, and expertise in regulatory and environmental compliance. Given the long-term nature of timberland investments, asset managers must have a strong track record in portfolio management to attract institutional investors. Additionally, the demand for carbon sequestration projects and sustainable timber production is intensifying competition not only among traditional asset managers but also with conservation funds and impact investment firms that position themselves as ESG-driven alternatives. In this environment, Vinci Compass can leverage its expertise in alternative investments to structure differentiated forestry investment vehicles that align with global sustainability trends while offering attractive risk-adjusted returns.

Corporate Advisory

Our Corporate Advisory business competes mainly against local and international M&A boutiques.

Retirement Services

Since 2022, we have been working on the development of our new retirement services business to seize the extensive opportunity that we believe we encountered in Brazil. The addressable retirement services market is sizeable, with more than R$1.6 trillion in AUM and double-digit growth in recent years, according to the Brazilian Federation of Private Pension and Life Insurance (Federação Nacional de Previdência Privada e Vida), or FenaPrevi. While liquid markets have struggled with outflows, open-ended pension plans posted another year of inflows, according to ANBIMA.

Looking to our competition, the majority of the retirement services industry is controlled by traditional banks, according to FenaPrevi. This bears a direct relationship with one of Vinci Compass’ growth opportunities: the decentralization of capital from traditional banks. This is seen in recent pension plan portability numbers, as we are seeing a significant number of flows from traditional banks to independent insures, according to SUSEP.

In addition, there is a lack of independent alternative players offering open-ended pension plans. Currently in Brazil, this number is a low single-digit number of relevant players, according to FenaPrevi. We believe that the market has several barriers of entries caused by expertise and structuring requirements. In particular, SUSEP has a number of requirements that only sizeable and consolidated players can address, which we believe places Vinci Compass in a unique position to capture a relevant portion of the industry. With that said, our biggest competitors are traditional banks, which hold close to 90% of the market share in the retirement services market, according to FenaPrevi. The remainder market share is primarily held by XP, Inc., BTG Pactual and Icatu Seguros.

Regulatory Overview

We are subject to government authorizations and extensive regulation in the jurisdictions in which we operate and conduct our activities.

Regulatory Matters in Brazil

Overview

Our Brazilian asset management subsidiaries (known as gestoras de recursos de terceiros), or the Regulated Entities, carry out operations that are subject to specific Brazilian laws and regulation by the CVM. Furthermore, Vinci Gestora de Recursos Ltda. is a member of ANBIMA and all Regulated Entities are also subject to ANBIMA’s codes and rules. Vinci Capital Gestora de Recursos Ltda. is associated with the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP.

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

Furthermore, the Regulated Entities are authorized to act in the distribution of quotas of the investment funds that they manage, pursuant to article 33 of CVM Resolution No. 21, which allows asset management companies to perform distribution activities, however with certain restrictions in relation to an entity fully authorized as a member of the distribution system, such as not being able to distribute securities issued by third parties. To perform such distribution activities, the Regulated Entities must comply with all CVM rules applicable to the members of the distribution system regarding (1) suitability requirements in respect of client investor profiles, (2) registration of clients, payment of redemption amounts, amortizations and/or investment orders to and from the clients’ accounts, (3) money laundering, concealment of assets, rights and values prevention and (4) exchange of information between the distributor and the fiduciary administrator of the relevant fund.

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

CVM Resolution No. 175 brought about structural changes to the Brazilian investment funds’ industry. This new resolution introduced various rules that align Brazilian regulations with international standards, promoting greater alignment and transparency. However, it also imposed additional duties on asset managers, such as Vinci Compass, requiring greater diligence and compliance with the newly established regulatory standards.

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

Brazilian Licensing Requirements

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

Internal Compliance Procedures in Brazil

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

Main Regulatory Entities in Brazil

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

•

CVM: The CVM is a federal regulatory authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market. The main responsibilities of the CVM are the following:

•	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;

•	setting rules governing the operation of the securities market, including public offerings;

•

defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market; and

•	controlling and supervising the Brazilian securities market through, among other measures:

•	the approval, suspension and de-listing of publicly held companies;

•	the authorization of brokerage firms to operate in the securities market and public offering of securities;

•	the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;

•	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies; and

•	the imposition of penalties; and

•	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

•

ANBIMA and ABVCAP: ANBIMA and ABVCAP are private self-regulatory associations of asset managers and other entities, which, among other things, establish rules as well as codes of best practices for entities operating in the Brazilian capital market.

•

SUSEP and CNSP: SUSEP is a federal agency in Brazil in charge of implementing and conducting policies established by CNSP and the supervision of the insurance, coinsurance, retrocession, capitalization, supplementary pension schemes and brokerage. In turn, the CNSP is made up of one representative of each one of the following bodies: the Brazilian Ministry of Social Security, the Brazilian Central Bank, the Brazilian Ministry of Finance, the Brazilian Ministry of Justice and the CVM, in addition to the superintendent of SUSEP.

The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73/as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System (Sistema Nacional de Seguros Privados), which is comprised of: (1) the CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) reinsurance companies; and (5) duly qualified and/or registered insurance brokers. The CNSP is linked to the Ministry of Finance and its main roles include establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations and inspection of insurers, reinsurers, supplementary open pension funds and capitalization companies as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules as well as legal, technical and investment limits for the operations of insurers, reinsurers, supplementary open pension funds and capitalization companies; and regulating insurance and reinsurance broker activities and profession.

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

Punitive Sanctions in Brazil

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

CNSP Resolution No. 393/2021 establishes the following sanctions for individuals and legal entities: warnings; fines of up to R$20.0 million; the suspension of the authorization to carry our activities or a profession; the suspension to operate in classes, group of classes in insurance or reinsurance operations; the suspension to operate in types of capitalization titles; the ineligibility to hold a position or office in the public sector and in state-owned or mixed economy companies and their subsidiaries, complementary pension fund entities, capitalization companies, financial institutions, insurance and reinsurance companies; the disqualification to hold the position of manager of legal entities; the cancellation of the authorization to exercise carry out activities or operations; and the cancellation of the insurance broker registration. In practice, the most frequent sanction is a fine, the amount of which varies according to the circumstances of the offense (e.g. recurrence, seriousness, prior occurrences, attenuating factors, aggravating factors, gains obtained, among others).

In parallel, SUSEP Circular No. 643/2021 deals with consumer complaints, especially the registration of complaints on consumidor.gov.br, the Brazilian federal government’s official website for the resolution of consumer disputes.

Anti-Money Laundering Regulations in Brazil

Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the AML Law, and Law No. 13,506 of November 13, 2017 (related to administrative procedures and enforcement conducted by the CVM and the Brazilian Central Bank), play a major regulatory role in the oversight of banking and financial activities in Brazil. The AML Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash, or assets, acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The AML Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras) or COAF, which operates under the Ministry of Economy. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Article 11 of the AML Law provides that each business must comply with the rules enacted by regulators with authority over it. In the case of asset managers, the CVM is the main regulator and CVM Resolution No. 50, dated August 31, 2021, which focus on a risk-based approach and reinforcements of internal compliance, is CVM’s main regulation regarding anti-money laundering and combating the financing of terrorism, or AML/CFT for asset managers. In the case of insurance companies, SUSEP Circular No. 612/2020 is the main rule applicable to our subsidiary VVP.

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

Other guidelines and procedures provided for in CVM Resolution No. 50 are listed below:

•

Risk-Based Approach—Through their internal rules, procedures and controls, the entities subject to CVM Resolution No. 50 should define the scope of analysis in their registration procedures and AML and combating the financing of terrorism, or AML/CFT, in accordance with a group of considerations, such as: (i) scope of activities performed by the regulated entity; (ii) scale; (iii) complexity and diversity of transactions; (iv) client base; among other aspects that can assist in measuring the level of risk inherent to the different existing business models; (v) employees and services providers: the entities shall have policies for continually knowing them (e.g., through “know-your-employee” and “know-your-customer” initiatives); and (vi) criteria for politically exposed person investors, or PEPs. It is important to note that the risk-based approach comprises of two aspects: the level of risk assigned to clients and that assigned to the entity’s products and services.

•

Exchange of information between entities of the same conglomerate—Entities of the same conglomerate which are regulated by CVM should establish information exchange mechanisms in their AML/CFT policy to ensure greater synergy between different areas of internal controls.

•

Detailing duties of the officer responsible for AML/CFT and possibility of appointing a single officer for the conglomerate—CVM Resolution No. 50 provides for a detailed description of the duties of the statutory officer responsible for AML/CFT in relation to the establishment of policies, procedures and internal controls of regulated entities, as well as the verification of their effectiveness. In addition, it allows the appointment of a single officer responsible for all entities of the conglomerate.

•

Regulation of the obligations arising from Law No. 13,810/2019—The new rule is in alignment with Law No. 13,810/2019, since it adheres to the sanctions imposed by the United Nations Security Council resolutions, as well as to the recommendations of the Financial Action Task Force, or the FATF.

•

Definition of steps for KYC procedures—Entities subject to CVM Resolution No. 50 shall adopt KYC procedures which at least include the following four steps: (i) client identification; (ii) onboarding; (iii) due diligence; and (iv) identification of beneficial owners.

•

Identification of Ultimate Beneficial Owner(s)—CVM Resolution No. 50 provides a definition of ultimate beneficial owner as a “natural person or persons who jointly own, control or have direct or indirect significant influence on a client on behalf of whom a transaction is being conducted or benefits therefrom” and determines that regulated entities adopt procedures to identify ultimate beneficial owners. The same requirement applies to persons who exercise significant influence on the client, thus understood as the situation in which a natural person, whether the controller or not, actually influences decisions or holds more than twenty-five percent (25%) of the share capital of legal entities or the net equity of investment funds and other entities. It is important to note that the rule provides certain exceptions to the obligation on ultimate beneficial owners, such as in the case of publicly listed companies, registered investment funds (provided that they are not exclusive and managed by a CVM-authorized manager) or certain foreign investors.

•

Alternative onboarding systems and simplified onboarding process for nonresident investors—The new rule allows the using of alternative onboarding systems, if they meet the applicable rules and regulations, ensuring the protection of client information, as well as the maintenance and traceability of this information. Furthermore, through Annex 11-B to CVM Resolution No. 50, said rule maintains the simplified onboarding tool for nonresident investors. It is worth mentioning that the simplified onboarding process does not exempt the regulated entity from conducting KYC procedures. Nevertheless, in line with the risk-based approach, the new rule indicates a greater flexibility of deadlines for updating the onboarding information on clients of regulated entities.

•

Regulated entities that have no direct relationship with investors—CVM Resolution No. 50 expressly states that entities lacking direct contact with investors must adopt AML/CFT procedures that are compatible with the activities performed; for the purposes of the risk-based approach, the AML/CFT policy and its respective rules, procedures and internal controls of the entities that have a direct relationship with clients can be applied. Also, said entities lacking direct contact with investors should maintain a process for exchanging information with the entities that have direct contact with their clients, apart from other obligations indicated therein.

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

Relationships with other Regulated Entities

The Regulated Entities perform a range of portfolio management services to the funds under our management, as described above. In order to provide such services, the Regulated Entities engage with local representatives and custodians to register and effect foreign investments in Brazil under Joint Resolution no. 13/2024, issued by the Brazilian Central Bank and the CVM. The Joint Resolution n. 13 Representatives and Custodians are entities regulated by the CVM and the Brazilian Central Bank, and are subject to their AML/CFT rules, in addition to other rules on custody and representation applicable to nonresident investments in Brazil.

In addition, given that the Regulated Entities are only licensed to perform portfolio management services, we need to engage third-party fiduciary administrator to perform fiduciary administration services to the investment funds managed by the Regulated Entities.

Regulatory Matters in Argentina

Overview

Our subsidiaries, Investis Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, or INVESTIS, and Compass Group S.A., or CGAR, are incorporated and operate in Argentina. Both are registered with the Buenos Aires City Public Registry of Commerce (Inspección General de Justicia), or the IGJ. CGAR is a holding company which directly controls INVESTIS, a regulated entity. INVESTIS is licensed as a mutual fund management company (Sociedad Gerente), or SG.

Laws and Regulations Applicable to Mutual Fund Asset Management and Activities in Argentina

In Argentina, mutual fund asset management is primarily governed by Law No. 24,083 on Mutual Funds and Law No. 26,831 on Capital Markets, as well as regulations issued by the National Securities Commission (Comisión Nacional de Valores), or the CNV. Law No. 24,083 establishes the legal framework for the formation, operation, and supervision of mutual funds (Fondos Comunes de Inversión), or the FCI, while Law No. 26,831 governs Argentina’s capital markets and vests the CNV with regulatory and supervisory authority over market participants, including fund management companies.

Each mutual fund operates under a contractual scheme (Reglamento de Gestión), which must be previously approved by CNV and which defines the rights and obligations of the SG, the Depositary (custodian) Institution (Sociedad Depositaria), and unit holders (Cuotapartistas). The Reglamento de Gestión sets forth the fund’s investment policies, subscription and redemption procedures, and operational guidelines. Additionally, CNV regulations impose requirements on asset diversification, portfolio valuation, and liquidity, aiming to promote market integrity and investor protection.

Licensing Requirements in Argentina

INVESTIS is licensed by CNV as a Collective Investment Fund Management Agent (Agente de Administración de Productos de Inversión Colectiva) under registration No. 22. Additionally, it is authorized under local regulations to engage in activities permitted for Global Investment Management Agents (Agentes de Administración Global de Inversiones). Under Argentine mutual fund regulations, all SGs are automatically authorized to sale the FCIs they managed, if they decide to do so. As of March 2025, INVESTIS manages, sale and distributes 21 open-end mutual funds and provides investment advisory services to a limited number of institutional clients.

Internal Compliance Procedures in Argentina

Pursuant to CNV Rules (Title V), SGs must maintain a well-structured administrative framework capable of effectively delivering their services. Additionally, Law No. 24,083 imposes on SGs a fiduciary duty of care comparable to the “diligent businessman” standard (buen hombre de negocios), requiring them to administer each FCI in accordance with applicable laws, regulations, and the fund’s management rules. In practice, these obligations require internal processes and controls to safeguard investors’ interests and maintain ongoing regulatory compliance. In addition, both INVESTIS and CGAR must have an internal controlling committee (comisión fiscalizadora), which is responsible for monitoring compliance by the entity with their legal and regulatory obligations, overseeing financial reporting and ensuring proper corporate governance pursuant to the general corporations law.

Main Regulatory Bodies in Argentina

•

CNV: The CNV is the primary regulatory authority overseeing Argentina’s capital markets. Established under Law No. 26,831, the CNV is an autonomous agency under the Ministry of Economy and tasked with ensuring market transparency, investor protection, and systemic stability. The CNV exercises broad rulemaking, enforcement, and supervisory powers, including the licensing and registration of SGs, approval of new investment products such as FCIs, ongoing supervision of market participants’ compliance, and enforcement actions to uphold regulatory integrity. While the CNV has significant interpretive and enforcement authority, its decisions remain subject to administrative and judicial review.

•

Unidad de Información Financiera, or UIF: The UIF is Argentina’s Financial Intelligence Unit, established under Law No. 25,246 as an autonomous agency under the Ministry of Justice, responsible for analyzing, processing, and transmitting information to prevent and combat money laundering, terrorist financing and the financing of the proliferation of weapons of mass destruction (such laws, the AML/CFT/FP laws). As a registered Reporting Entity (sujeto obligado), INVESTIS must implement internal controls, conduct client due diligence, report suspicious activities, collaborate with authorities, and designate a compliance officer, among other obligations, to ensure compliance with UIF regulations and contribute to the integrity of the financial system.

•

Administración de Control Aduanero y Tributario, or ARCA: ARCA is Argentina’s tax and customs authority, established by Decree No. 953/2024 under the Ministry of Economy. It is responsible for tax collection, customs oversight and the enforcement of national tax laws.

•

IGJ: As corporations (sociedades anónimas) domiciled in Buenos Aires, INVESTIS and CGAR are subject to the IGJ, the regulatory body overseeing corporate compliance under the General Corporations Law (Law No. 19.550, or the LGS). The IGJ, an autonomous agency under the Ministry of Justice, ensures compliance with incorporation, governance, and reporting requirements. Under article 299 of the LGS, as amended by Law No. 24,086 and Law No. 27,440, both entities are classified as “subject to ongoing state oversight” (fiscalización estatal permanente). Additionally, in compliance with IGJ Rule No. 15/2024, foreign shareholders of Argentine corporations are registered as foreign entities with the IGJ and must fulfill the reporting obligations imposed by the regulator.

•

Other regulators: INVESTIS is also subject to the regulation of the Agency for Access to Public Information (Agencia de Acceso a la Information Pública), the federal regulatory body on personal data and privacy protection.

Anti-Money Laundering, Counterterrorism and Weapons of Mass Destruction Proliferation Financing Regulations in Argentina

Being an FATF member, Argentine AML/CFT/FP laws and regulations follow international standards, the main legal framework being Law 25,246 on AML/CFT/FP, and UIF Resolution No. 78/2023 for capital markets participants. INVESTIS has implemented a comprehensive AML/CFT/FP compliance framework, which requires obligated entities to establish a Risk-Based AML/CFT/FP Management System aligned with their risk exposure, business model, and transaction profile. A key component of this system is the Self-Assessment of LA/FT/FP risks, which must evaluate, at a minimum, clients, products, distribution channels, and geographical exposure.

Additionally, UIF Resolution No. 112/2021 establishes obligations for ultimate beneficial owner (UBO) identification and verification, mandating that regulated entities collect and maintain UBO registries to ensure compliance with supervisory authorities. As regards PEPs, their treatment is extensively covered by UIF Resolution No. 35/2023.

Obligated entities must conduct regular internal audits to assess the effectiveness of their AML/CFT/FP framework and verify regulatory compliance. Additionally, an Independent External Reviewer (“Revisor Externo Independiente”) must conduct an annual evaluation, with the external review formally documented and submitted to the UIF.

Punitive Sanctions in Argentina

•

Capital markets: Under Argentine securities regulations, violations may result in administrative sanctions, in addition to potential civil or criminal liability. The CNV may impose the following penalties: (i) censure; (ii) monetary fines; (iii) temporary disqualification; (iv) suspension from public offerings; and (v) license revocation. CNV sanctions are binding, though subject to judicial review.

•

AML/CFT/FP: Under Chapter IV of Law No. 25,246, the UIF has the authority to impose administrative sanctions (subject to judicial review) following an investigation and due process, including: (i) monetary fines; (ii) temporary suspension; and (iii) deregistration of the entity.

•

Criminal offenses: Under the Argentine Criminal Code, CGAR and SGs, as legal entities, and/or their directors, managers, and employees may be held criminally liable for certain financial offenses, mainly: (i) Article 304 establishes corporate liability for money laundering, allowing courts to impose fines, suspension of activities, loss of public benefits, or dissolution; (ii) Article 305 provides for asset forfeiture in money laundering cases, permitting the state to confiscate and repurpose illicit assets even without a criminal conviction; (iii) Article 313 extends liability for financial crimes committed on behalf of or for the benefit of a legal entity; (iv) Article 309 for market manipulation; (v) Article 310 for unauthorized financial intermediation; (vi) Article 311 for fraudulent accounting—all of which carry prison sentences, fines, and potential disqualification from financial activities; and (vii) Article 312 for corruption related to financial transactions.

Regulatory Matters in Chile

Overview

Compass Group Chile S.A. Administradora General de Fondos is registered in Chile as an investment fund management company (administradora general de fondos), or an AGF, subject to Chilean Law No. 20,712 (the Chilean Funds Law, or the LUF), and to Law No. 18,045, the Chilean Securities Market Law, and Law No. 18,046, the Chilean Corporations Law. It is subject to the oversight and control of the Financial Market Commission (Comisión para el Mercado Financiero), or the CMF, as well as the Financial Analysis Unit (Unidad de Análisis Financiero), or the UAF. In accordance with the LUF, it is also authorized to operate as a portfolio manager and to conduct other activities expressly authorized by the CMF. Furthermore, the AGF is authorized to act in the distribution of shares of investment funds, pursuant to the LUF.

Compass Group S.A. Asesores de Inversión is registered in Chile as a portfolio manager (administrador de cartera) and subject to the LUF and Chilean Corporations Law. It is also subject to the oversight and control of the CMF.

VC Asesorías e Inversiones SpA and VC Distribución Institucional SpA are subsidiaries in Chile engaged in investment advisory services are both registered as financial services providers before the CMF and subject to Chilean Law No. 21,521, the Chilean Fintech Law. Both entities are also subject to the oversight of the CMF.

Relevant Laws and Regulations Applicable to Asset Management Activities and Financial Services in Chile

The LUF regulates the management of third-party funds and portfolios in Chile, with a special regulation for investment funds. The LUF provides for the following types of funds: (i) mutual funds; (ii) redeemable investments funds; and (iii) non-redeemable investment funds. All these types of funds are deemed as public funds. The main distinction between these three types of funds is the payment date for redemptions where such redemptions are permissible. Moreover, non-redeemable funds are required to have investors meetings (asambleas de aportantes) and an oversight committee (comité de vigilancia), and its shares must be registered in a local or foreign stock exchange. Pursuant to the LUF, the management of public funds in Chile may only be performed by AGFs, which are regulated entities registered with the CMF.

The capital markets regulatory framework in Chile is further supplemented by the Chilean Securities Market Law, the Chilean Fintech Law and regulations issued by the CMF. The Chilean Securities Market Law regulates the issuance, offering, and distribution of securities in the public market, as well as the trading of securities, management, and settlement and/or clearance of securities transactions in Chile. The Chilean Fintech Law regulates, among others, investment advisory activities.

Licensing Requirements in Chile

With respect to asset management activities, the LUF requires AGFs to be incorporated as special corporations (sociedades anónimas especiales) and registered before the CMF. AGFs are required to have a minimum equity of 10,000 unidades de fomento, have the expression “Administradora General de Fondos” in their name and to comply with other applicable requisites established in the LUF and Chilean Corporations Law. In addition, within one year from its registration before the CMF, an AGF shall have at least one fund under administration that complies with certain conditions related to assets under management and number of investors as set forth in LUF; otherwise, the AGF shall be dissolved.

Portfolio management companies (administradores de carteras) and financial services providers (prestadores de servicios financieros) must also be registered with the CMF and comply with other applicable requisites established in the LUF and the Chilean Fintech Law and other CMF regulations, respectively.

Main Regulatory Authorities in Chile

•

CMF: The CMF is the Chilean regulatory authority responsible for overseeing the financial market in Chile, including the securities market, insurance companies, and banks. The CMF’s main responsibilities are: (i) overseeing the securities markets and entities, insurance companies, banks and financial entities, through the control and surveillance of compliance with legal, regulatory and administrative standards; (ii) regulating the operation of the markets and entities under their supervision, issuing its own rules or instructions; (iii) investigating and sanctioning violations to the regulatory framework in force by entities or agents participating in the markets supervised by the CMF; (iv) granting licenses to financial entities, including investment fund managers, securities brokers, and insurance companies; (v) the approval, suspension, and de-listing of publicly held companies; and (vi) permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

•

UAF: The UAF is a specialized entity responsible for preventing and combating money laundering and terrorist financing in Chile. The main responsibilities of the UAF are the following: (i) collecting, analyzing, and disseminating financial information related to suspicious activities; (ii) establishing regulations and guidelines for financial institutions and other entities to prevent money laundering and terrorist financing; (iii) conducting inspections and audits to ensure compliance with AML and CFT regulations; (iv) coordinating with national and international agencies to combat financial crimes; and (v) imposing sanctions and penalties for noncompliance with AML and CFT regulations.

Punitive Sanctions in Chile

Legal violations under Chilean securities laws may result in administrative, civil, and criminal liability. Offenders may be processed under the three legal grounds separately, before different courts and regulatory authorities, and face different penalties with respect to the same legal infraction.

Decree Law No. 3,538 (or the CMF Law), the Chilean Securities Market Law and the Chilean Corporations Law, along with the regulations issued by CMF, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines, and administrative settlements that may be imposed by the CMF.

The CMF Law and the Chilean Securities Market Law provide for various penalties for those who violate its regulations. The main penalties are: (i) fines applicable to individuals or legal entities, with amounts varying according to the seriousness of the infraction; (ii) CMF may temporarily suspend operations of entities that do not comply with legal or regulatory requirements; (iii) in case of severe violations, CMF may proceed to cancel the registration of entities under its supervision, preventing them from operating in the securities market; (iv) criminal penalties for specific offenses, such as insider trading or fraudulent market manipulation, which may include prison sentences; and (v) disqualification of offenders from holding managerial or administrative positions in entities subject to the supervision of the CMF.

Regulatory Matters in Colombia

Compass Group S.A. Comisionista de Bolsa, or Compass Colombia, operates in a highly regulated environment, overseen by the following entities:

•

the Financial Superintendency of Colombia (Superintendencia Financiera de Colombia), or the SFC: an agency under the Ministry of Finance responsible for inspection, surveillance, and control of the financial, securities, and insurance sectors and which aims to preserve system stability and to protect investors;

•

the Self-Regulatory Organization of the Securities Market (Autorregulador del Mercado de Valores), or the AMV: a private, self-regulatory non-profit organization that issues self-regulation rules, supervises affiliates, and promotes best practices and transparency in the market;

•	the Colombian Stock Exchange (Bolsa de Valores de Colombia), or the BVC: a provider of market infrastructure, facilitating the trading, clearing, settlement, and custody of securities; and

•

the Colombian Central Bank (Banco de la República), or BANREP: Colombia’s central bank, which is autonomous and independent, manages monetary policy, exchange rate, and credit regulation, and ensures liquidity and currency stability.

Compass Colombia is registered in the National Registry of Securities Market Agents (Registro Nacional de Agentes del Mercado de Valores) and is authorized under SFC Resolution No. 1611 of 2009 to operate as a brokerage firm.

Authorized Activities in Colombia

Compass Colombia is licensed to operate in three main business lines: (i) asset management, which involves managing equity, credit, and alternative asset portfolios in Latin America and developing international investment strategies based on client risk profiles; (ii) wealth management, which focuses on advising private clients and family offices in Latin America, providing access to both global and local investment products; and (iii) third-party distribution, which includes advising institutional and financial investors and distributing international liquid and alternative funds.

Applicable Regulations in Colombia

Compass Colombia operates under a robust legal framework designed to ensure market transparency and investor protection. The key applicable laws include: (i) Law No. 964/2005, which governs the securities market and sets rules for public investment activities; (ii) Law No. 1,328/2009, which regulates financial services and consumer protection; (iii) Law No. 45/1990, which defines principles for financial intermediation; (iv) Decree No. 2,555/2010, or the Unified Decree, which compiles financial and securities regulations; and (v) Book 9 of the Unified Decree, which defines capital and solvency requirements and authorized activities for brokers.

In addition to statutory laws, Compass Colombia adheres to a set of technical norms and regulatory policies that guide its operations. These include the External Legal Basic Circular (Circular Externa Jurídica Básica) and the Basic Accounting and Financial Circular (Circular Básica Contable y Financiera), both issued by the SFC. The company also follows self-regulatory norms established by the AMV and the BVC, as well as monetary and financial guidelines issued by the BANREP.

Compliance in Colombia

Compass Colombia must have a compliance officer, as per article 21 of Law No. 964/2005. The SFC evaluates the compliance function based on independence, effectiveness, and risk alignment. The function seeks to ensure adherence to laws, ethics, transparency, codes of conduct, and client relationships across jurisdictions.

Risk Management and AML in Colombia

Compass is required to implement a Risk Management System for Money Laundering and Terrorist Financing (Sistema de Administración del Riesgo de Lavado de Activos y Financiación del Terrorismo), or SARLAFT, in alignment with international standards established by the FATF and the Latin American Financial Action Task Force (Grupo de Acción Financiera de Latinoamérica). The SARLAFT framework must include policies, procedures, organizational structure, internal controls, technology, training, and disclosure mechanisms.

Punitive Sanctions in Colombia

The SFC and AMV can impose sanctions for regulatory breaches, including: (i) warnings, fines, suspensions, disqualifications, and registry cancellations. Both individuals and institutions can be sanctioned. Criminal liability applies in cases such as misuse of privileged information.

Regulatory Matters in Mexico

Overview

Our subsidiary Compass Investments México, S.A. de C.V., Sociedad Operadora de Fondos de Inversión, or Compass Mexico, is subject to government approval to incorporate and operate as an asset manager and is subject to extensive regulation issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or the CNBV.

Compass is a member of the Mexican Association of Financial Institutions (Asociación Mexicana de Instituciones Bursátiles, A.C.) which is a self-regulatory organization whose members are asset managers and brokerage houses in Mexico.

Compass is authorized to manage investment funds, either debt or capital funds, offers distribution services, as well as advisory investment services, either in a discretionary or non-discretionary manner.

Laws and Regulations Applicable to Asset Management in Mexico

The Mexican Investment Funds Law (Ley de Fondos de Inversión) regulates managing and distribution services of the funds, and also the advisory services to third parties. Secondary regulations to the Investment Funds Law to which Compass must comply are the Investment Funds Regulations (Circular Única de Fondos de Inversión), or the CUFI, and the Investment Services Regulations (Disposiciones de Carácter General Aplicables a las Entidades Financieras y Demás Personas que Proporcionen Servicios de Inversión). Compass and its managed mutual funds are also subject to the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros), which function is to comply with transparency obligations to the users of financial services. Compass is also subject to AML and CFT regulations, in accordance with article 91 of the Investments Funds Law and mutual funds AML rules.

Licensing Requirements in Mexico

Asset managers in Mexico, to function as such, require a license granted by the CNBV. Additionally, mutual funds managed by Compass require a license for their incorporation and operation, which is also granted by the CNBV.

Internal Compliance Procedures in Mexico

The Investment Funds Law, the CUFI, the Investment Services Regulations, and related AML/CFT regulations require funds to establish a dedicated compliance function, supported by corresponding policies and procedures. This compliance function must report on a quarterly, semiannual, and annual basis to the shareholders and board of directors on matters including, but not limited to, compliance with internal and external regulations, conflicts of interest, internal controls, investment services controls, and AML/CFT controls.

Anti-Money Laundering Regulations in Mexico

Compass is subject to comply with AML/FT requirements under the AML/FT regulations which contain specific procedures and guidelines.

Main Regulators in Mexico

The main regulatory authority overseeing Compass and its 16 managed mutual funds is the CNBV. Additionally, for transparency purposes, the National Commission for the Protection and Defense of Financial Services Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros) requires Compass Mexico and its managed funds to submit reporting information on a monthly and quarterly basis.

Punitive Sanctions in Mexico

Noncompliance by Compass with the Investment Funds Law or its related regulations may result in monetary fines. Compass Mexico is also subject to AML/CFT requirements under the applicable AML/CFT regulations, which establish specific procedures and guidelines.

Regulatory Matters in Peru

Laws and Regulations Applicable to Asset Management in Peru

Our subsidiary in Peru, Compass Group SAF S.A., is authorized by the Securities Market Superintendency (Superintendencia del Mercado de Valores), or the SMV, to manage mutual funds and investment funds. Likewise, the SMV exercises supervision over Compass Group SAF S.A. and over the managed funds that have been placed through public offering.

Fund Management Regulations in Peru

In Peru, investment funds, mutual funds, and their management companies—such as Compass Group SAF S.A.—are subject to several regulations, including: (i) the Law on Investment Funds and their Management Companies (Ley de Fondos de Inversión y sus Sociedades Administradoras), approved by Legislative Decree No. 862 and its amending regulations; (ii) the Regulations on Investment Funds and their Management Companies (Reglamento de Fondos de Inversión y sus Sociedades Administradoras), approved by SMV Resolution No. 029-2014-SMV-01 and its amendments; (iii) the Securities Market Law (Ley del Mercado de Valores), which regulates matters relating to mutual funds, approved by Legislative Decree No. 861 and its amendments; and (iv) the Regulations on Mutual Funds and their Management Companies (Reglamento de Fondos Mutuos de Inversión en Valores y sus Sociedades Administradoras), approved by Resolution No. 068-2010-EF/94.01.1 of the former Peruvian securities and corporate regulator (the Comisión Nacional Supervisora de Empresas y Valores) and its amendments. These rules regulate the constitution, organization, operation and supervision of the funds and their management companies. Their main purpose is to establish the regulatory framework for the management of funds.

Licensing Requirements in Peru

Activities related to the management of mutual funds and investment funds require obtaining a license or authorization from the SMV. The main requirements for such authorization are: (i) a minimum capital, (ii) an adequate organizational structure, (iii) compliance with rules of conduct and ethics in the management of funds and assets, (iv) external audit and other control mechanisms to ensure transparency, (v) technological capacity.

Internal Compliance Procedures in Peru

Fund management companies in Peru must comply with a set of compliance standards to ensure that their operations are transparent, ethical and comply with local and international regulations, protecting the interests of investors and avoiding financial and legal risks.

Anti-Money Laundering Regulations in Peru

Management companies are subject to the supervision of the Peruvian Financial Intelligence Unit (Unidad de Inteligencia Financiera del Perú), and must maintain a System for the Prevention of Money Laundering and Financing of Terrorism (Sistema de Prevención del Lavado de Activos y del Financiamiento del Terrorismo), or the PLAFT, as well as report suspicious transactions. The SMV supervises compliance with the PLAFT system and its requirements, which primarily include: (i) the appointment of a compliance officer, (ii) a PLAFT manual, (iii) “know-your-customer” and supplier policies, (iv) periodic reports and (v) suspicious activity reporting.

Comprehensive Risk Management in Peru

Management companies must have a comprehensive risk management system. The applicable regulations on risks are mainly governed by the Comprehensive Risk Management Regulations (Reglamento de Gestión Integral de Riesgos), approved by SMV Resolution No. 001-2023. These regulations are designed to ensure that management companies properly manage the risks associated with managed funds, in order to protect investors and ensure the stability of the financial system. The framework includes the management of operational, market, and liquidity risks.

Punitive Sanctions in Peru

In Peru, fund management companies are subject to a regulatory framework that establishes administrative sanctions in the event of the commission of infractions typified by the SMV. Infractions range from minor to very serious, and the sanctions can include written warnings, fines, disqualification or revocation of authorization.

Regulatory Matters in Uruguay

Overview

Compass Group Global Advisors SA, or CGGA, has been authorized to operate as a portfolio manager since March 24, 2022, by the Superintendence of Financial Services (Superintendencia de Servicios Financieros), or the SFS of the Central Bank of Uruguay (Banco Central del Uruguay), or the CBU, under identification number 7088.

Relevant Applicable Law to Securities Management Activities in Uruguay

CGGA is subject to Uruguayan Laws No. 16,696 and No. 18,627, as well as the Compilation of Rules of the Securities Market (Recopilación de Normas del Mercado de Valores), or the RNMV, which regulates the activity of portfolio managers. In particular, the provisions of the RNMV establish the requirements and obligations applicable to portfolio management entities.

Licensing Requirements in Uruguay

Any Uruguayan company that intends to provide portfolio management services must obtain authorization from the CBU prior to the commencement of activities. Pursuant to the RNMV, the main activity that defines the portfolio manager license is managing clients’ portfolios, consisting of the discretionary and individualized management of clients’ securities holdings by making decisions on their behalf that best suit their objectives and needs, within the framework of the management powers provided by the clients. Additionally, portfolio managers may only carry out the following activities in the securities market: provide investment advice on securities with personalized recommendations, channel orders received from clients, refer them to other financial institutions, and prepare investment reports and financial analyses.

The authorization to act as a portfolio manager is granted based on a review of legality, opportunity, and convenience, and only legal entities may operate as such. Portfolio managers are not allowed to have custody of funds or securities, in accordance with the RNMV.

Main obligations before the CBU

A portfolio manager must comply with, among others, the following obligations:

•	Issuance and transfer of shares: portfolio managers shall require prior authorization from the SFS to issue or transfer shares or provisional certificates.

•

Outsourcing of services: portfolio managers must request authorization from the SFS and comply with certain requirements to hire third parties to provide services in their favor that are inherent to their line of business, and that when performed internally by the portfolio manager, are subject to the regulatory control of the SFS. The outsourcing authorization may be granted expressly or tacitly. The management of clients’ portfolios and the acceptance of clients may not be outsourced.

•

Guarantees and deposits: a guarantee in favor of the CBU for an amount not less than UI 500,000 (or approximately US$71,699) must be granted by portfolio managers for any obligations that may be assumed before the CBU or with third parties. Moreover, an additional guarantee may be requested the RNMV if the assets under management exceed certain amount.

In addition, portfolio managers shall establish a demand deposit in the CBU, denominated for an amount of not less than UI 50,000 (or approximately US$7,170).

Obligations related to preventing the use of portfolio managers for money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction

CGGA is subject to the regulation for the prevention of money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction provided in Uruguayan Laws No. 19,574, 19,749, Decree No. 136/019 and the RNMV. CGGA has adopted an anti-money laundering manual that complies with the applicable regulation.

Code of Good Practices and Ethics in Uruguay

Portfolio managers operating in Uruguay are subject to a code of good practices and ethics established under the regulatory framework supervised by SFS. The key requirements include the following:

•

Information to Clients: Portfolio managers must provide clear, sufficient, reliable, and timely information to their clients regarding the features and risks of the portfolios managed on their behalf. This includes a description of associated costs and detailed information about the recommended securities. In addition, regular account reports must be provided to clients.

•

Agreements: Portfolio managers are required to enter into written agreements with their clients, clearly outlining the responsibilities of each party. Clients must also grant powers of attorney authorizing the portfolio manager to channel orders and carry out portfolio management activities on their behalf.

•

Client Profile and Investment Strategy: Portfolio managers must categorize each client according to their risk tolerance, level of sophistication, and investment knowledge. An appropriate investment strategy must be agreed upon with the client based on this assessment.

•

Safeguarding Information and Documentation: Procedures must be implemented to back up data and software, ensuring that information submitted to the CBU, accounting records, and transaction histories can be reconstructed, along with any other data deemed relevant to operational traceability.

•

Business Continuity Plan: Portfolio managers must maintain a documented business continuity plan to ensure uninterrupted operations in the event of disruptions affecting facilities, equipment, data, software, or outsourced services.

•

Information Regime: As a general obligation, portfolio managers must notify the SFS of any modifications to previously submitted information within 10 business days of the change, unless a specific timeframe is prescribed for a given disclosure. Additionally, portfolio managers are required to regularly submit certain information to the CBU, including individual financial statements accompanied by a compilation report, annual summaries of services rendered to clients, affidavits regarding the market value of assets under management, and reports on transactions and services provided.

•

Registers: Portfolio managers must maintain the following records, as specified by the SFS: a client register; a record of advisory and referral activities; a register of client orders received; and a register of instructions forwarded to securities brokers.

Punitive Sanctions in Uruguay

Pursuant to the RNMV, the following sanctions may be imposed for regulatory breaches: monitoring, warnings, fines, or suspension or cancellation of activities related to the securities market. While the regulations provide generic sanctions for all licenses under the RNMV’s scope—such as a basic fine of 5,000 UI—additional sanctions are established for specific cases, such as failure to provide adequate training for staff, delays in submitting required registration information, or delays or omissions in responses to the complaints services.

Regulatory Matters in the United States

We are subject to the following laws, regulation and oversight in the United States.

Main Regulatory Entities

The primary regulators overseeing our U.S. investment advisers and broker-dealer are the SEC, which regulates investment advisers and broker-dealers under federal securities laws, and FINRA, a self-regulatory organization overseeing broker-dealers and their registered representatives. Investment advisers and broker-dealers in the United States are subject to a comprehensive regulatory framework primarily overseen by the SEC and FINRA. The Advisers Act governs registered investment advisers, imposing fiduciary duties and various compliance obligations. The Exchange Act, along with FINRA rules, establishes the regulatory structure for broker-dealers, covering capital requirements, trading practices, recordkeeping, and investor protection measures.

The Advisers Act

Our subsidiaries Vinci Partners USA LLC, Compass Group LLC and Compass Group Investments Solutions LLC are based in the United States and provide investment advice to the general partners and managers of Vinci Compass funds, advice to institutional investors and third-party fund managers and advice to high-net-worth individuals.

Each of Vinci Partners USA LLC, Compass Group LLC, and Compass Group Investments Solutions LLC is registered under is registered under the U.S. Investment Advisers Act of 1940, as amended, or the Advisers Act, as an investment adviser with the SEC. Investment advisers registered with the SEC are subject to the requirements and regulations of the Advisers Act. Such requirements and regulations include, among other things, fiduciary duties to advisory clients, compliance program obligations, regulatory reporting requirements, disclosure obligations, advertising rules, mandated safeguards for protecting client funds and securities, limitations on agency cross and principal transactions between an adviser and its advisory clients, restrictions on advisory contract assignments, privacy protection regulations, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions.

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

Broker-Dealer Regulation under the Exchange Act

Our subsidiary CG Compass (USA) LLC, a U.S.-based broker-dealer, is registered with the Exchange Act, and is a member of FINRA. As a FINRA member, CG Compass (USA) LLC is subject to FINRA rules, which include comprehensive regulations governing capital requirements, supervision, advertising, recordkeeping, reporting, anti-money laundering programs, and trading practices.

As a registered broker-dealer, CG Compass (USA) LLC is subject to a broad range of regulations imposed by the SEC and FINRA, including the following:

•	Net Capital Rule (SEC Rule 15c3-1) – Requires CG Compass (USA) LLC to maintain minimum levels of net capital based on the nature of its business;

•	Customer Protection Rule (SEC Rule 15c3-3) – Imposes requirements to safeguard customer funds and securities;

•	Supervision and Compliance Obligations (FINRA Rule 3110) – Requires the implementation of a supervisory system to ensure compliance with applicable laws and regulations;

•

Anti-Money Laundering (AML) Compliance – Under FINRA Rule 3310, the Bank Secrecy Act, and the USA PATRIOT Act, CG Compass (USA) LLC must establish and maintain an AML compliance program, including policies, procedures, independent testing, and designated AML officers; and

•	Best Execution and Order Handling (FINRA Rule 5310) – Requires the firm to seek the most favorable terms reasonably available for customer transactions.

Supervision and Sanctions: Investment Advisers

Vinci Partners USA LLC, Compass Group LLC, and Compass Group Investments Solutions LLC, as registered investment advisers, are subject to periodic examinations by the SEC, while CG Compass (USA) LLC, as a broker-dealer, is subject to periodic examinations by FINRA and the SEC. A regular or routine examination will typically involve, at a minimum, a careful review of the entity’s books and records and may include interviewing employees. The staff of such entities may also conduct more frequent examinations focusing on a limited number of specific issues or conduct an examination “for cause.” In addition, the SEC is authorized under the Advisers Act to require exempt reporting advisers, including those affiliated with us, to maintain records and provide reports, and to examine these advisers’ records.

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

Both the SEC and FINRA have broad enforcement powers, including: (i) monetary fines and penalties for noncompliance; (ii) disgorgement of gains; (iii) suspension, revocation of registrations, or cease-and-desist orders; (iv) barring individuals from the industry for misconduct; (v) criminal prosecution for severe violations, such as fraud or market manipulation (under SEC Rule 10b-5 and FINRA Rule 2010).

C.  Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on September 21, 2020.

As of December 31, 2024, we had a total of 64,046,355 common shares issued and outstanding. Of these shares, 49,580,116 were Class A common shares and 14,466,239 were Class B common shares, all such Class B common shares being beneficially owned by Gilberto Sayão da Silva. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding and 4,650,617 Class A common shares that were held in treasury. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

The following chart shows our simplified corporate structure as of December 31, 2024:

(1)	No “Other Shareholder” owns individually more than 15% of economic interest or 10% of voting power in Vinci Compass.
(2)	For more information, see “Item 4. Information on the Company—A.History and Development of the Company—Our History—Ares Investment.”

For a list of our subsidiaries, please refer to Exhibit 8.1 to this annual report.

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

As of December 31, 2024, we owned a number of trademarks and domains in Brazil and in other Latin America countries. In Brazil, title to a trademark is only acquired once a valid registration is issued by the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or the INPI). The holder of a valid trademark registration has the right to its exclusive use throughout Brazil for an initial term of 10 years, renewable for additional and successive 10-year terms. During the registration process, the applicant requesting the trademark registration has only an expectation of the exclusive right to use the trademark to identify its products or services. We own a number of trademarks including “Vinci Partners,” “Vinci Partners Investments,” and other valuable trademarks and designs covering various brands, products, programs and services, including “Vinci” and “Value from the Core.” We also own a number of domain names registered in Brazil, “vincishopping.com.br,” “vilg11.com.br,” “vincienergia.com.br,” “vincioffices.com.br,” “vincionline.com.br,” “vinciplataforma.com.br,” “vino11.com.br,” “visc11.com.br,” “vinciplataforma.com.br,” and abroad such as “vincicompass.com,” “vincifundoslistados.com,” “vincicreditoinfrainstitucional.com,” “vinciwebservices.com,” “vincipartners.com,” “vifi11.com,” “vilg11.com,” “vincifii.com,” “vincilogistica.com,” “vincioffices.com,” “visc11.com,” “vincionline.com,” and “vino11.com,” which all are currently in use.

In certain Latin American countries where our subsidiaries provide services such as investment advisory and asset management, we own a number of trademarks and domain names. These include, but are not limited to, “Investis de Compass” and “Compass Group” in Argentina, registered with the National Institute of Industrial Property (Instituto Nacional de la Propiedad Industrial); “The Compass Group-Chile,” “Compass Partners,” “Compass

Group,” “Compass,” “Investis,” “Compass Asset Management,” “Compass Inversiones,” and “Compass Investments” in Chile, registered with the National Institute of Industrial Property (Instituto Nacional de Propiedad Industrial); “Investis” in Colombia, registered with the Superintendence of Industry and Commerce (Superintendencia de Industria y Comercio); “Investis” and “Compass” in Mexico, registered with the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial); “Compass Group” and “Pago al toque de Compass” in Peru, registered with the National Institute for the Defense of Competition and Protection of Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual); and “Investis” and “Compass” in Uruguay, registered with the National Directorate of Industrial Property (Dirección Nacional de la Propiedad Industrial).

Similarly, we also owned a number of domains relating to Compass’ activities including “servicios-compass.cl,” “compassassetmanagement.cl,” “investmentcompass.cl,” “investis.cl,” “compassgroup.cl,” “compassglobal.cl,” “compass.cl,” “cgcompass.cl,” “gcompass.cl,” “icompass.cl,” “compas-chile.cl,” “inversionescompass.cl,” “compasschile.cl,” “cgserviciosfinancieros.cl,” “compasscapital.cl,” “compassinversiones.cl,” “compassinvestments.cl,” “compassgroup.com.mx,” “compassinvestments.com.mx,” “compassmx.com.mx,” “compass.mx,” “compassgroup.mx,” “compassinvestments.mx,” “compassmx.mx,” “compassmx.com,” “compassglobal.com,” “compassny.com,” “seminariocompassgroup.com,” “compassgroupconference.com,” “cgserviciosfinancieros.com,” “compassny.info.com,” “elefunds.com,” “seminariocompass.com,” “compassinversiones.com,” “fsm.cgcompass.com,” “cgcompass.com,” “pagoaltoque.pe.”

Properties

Our global headquarters is in Rio de Janeiro and we also have regional headquarters in Santiago and New York. Our headquarters are comprised of certain leased real properties of approximately 31,194 square feet in Rio de Janeiro, 21,140 square feet in Santiago and 7,613 square feet in New York. We also have offices in Buenos Aires, Bogotá, Lima, Mexico City, Miami, Montevideo, Recife, Ribeirão Preto and São Paulo, and believe our facilities are sufficient for our current needs.

ITEM	4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM	5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

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

Overview

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from 11 offices in Latin America and the United States, our expertise spans across the following segments: Global Investment Products & Solutions, Credit, Private Equity, Equities, Real Assets, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. Our 594 full-time employees as of December 31, 2024 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. As of December 2024, Vinci Compass had R$327.0 billion in assets under management and advisory.

We have established a premier independent investment franchise with market leadership across each of our high value-added segments that we believe provides us with strong competitive advantages. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with the adoption of innovative technologies and increasing integration across our business strategies, strongly positions us to capitalize on the future expansion and shifts in asset allocation in the Latin American investments market.

Segment Reporting

Our strategic decisions are made across six reporting segments: (i) Global IP&S, (ii) Credit, (iii) Private Equity, (iv) Equities, (v) Real Assets, and (vi) Corporate Advisory.

Vinci Compass decided to reorganize its segments following the combination with Compass in the fourth quarter of 2024, grouping strategies that are closely aligned based on their management characteristics, management fees, performance and duration. The purpose of this restructuring is to integrate recent acquisitions and ensure that Vinci Compass is organized in a cohesive and efficient manner more effectively. We believe that this reorganization will also foster collaboration across all areas of the business, thereby helping the Company maintain a strong, adaptable organization that is better equipped to respond to market demands and capitalize on new opportunities. For more information, see note 23 to our audited consolidated financial statements.

Key Business Metrics

The following table sets forth our AUM and fee-earning AUM, or FEAUM, as of the dates indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	AUM						FEAUM(1)
	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
	(in R$ billions)
As of December 31, 2023	25.5	7.4	14.6	10.1	11.0	68.5	25.3	7.4	11.4	10.0	10.9	65.0
Capital subscription (capital return)	0.5	1.1	0.8	—	(0.4)	2.0	0.5	0.9	0.8	—	(0.5)	1.8
Acquisitions	216	19.3	—	4.4	2.0	241.7	215.5	18.9	—	4.3	2.0	240.7
Net inflow (outflow)	(5.3)	(0.5)	—	0.3	0.1	(5.4)	(5.3)	(0.4)	—	0.3	0.1	(5.3)
FX variation	16	1.3	0.6	0.3	0.2	18.5	15.9	1.3	0.6	0.3	0.2	18.4
Appreciation (depreciation)	2.6	0.5	0.8	(1.1)	(1.2)	1.6	2.0	0.5	0.7	(1.1)	(1.3)	0.8

As of December 31, 2024	255.4	29.2	16.8	13.9	11.7	327.0	254.0	28.5	13.5	13.8	11.6	321.4

(1)	FEAUM is measured as AUM excluding funds that do not charge management or performance fees at any time, according to such funds’ policies.

Our AUM increased from R$68.5 billion as of December 31, 2023 to R$327.0 billion as of December 31, 2024, a 377% increase compared to the previous year. Overall AUM growth in 2024 was primarily driven by (i) R$241.7 billion of new AUM as a result of the business combination with Compass, (ii) capital subscriptions in our Credit, Private Equity and Global IP&S segments, and (iii) R$18.5 billion in FX variation. This growth in AUM was partially offset by a net outflow of R$5.3 billion in our Global IP&S segment.

Growth in our AUM is affected by several internal and external factors, including our fundraising efforts, returns on our own funds, macroeconomic factors, and the investing environment. The following tables set forth our additional key business metrics as of and for the years indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	For the Year Ended December 31,
	2024	2023

	(in R$ thousands, except as otherwise noted)
Gross revenue from services rendered	635,483	486,987
Net revenue from services rendered	600,779	454,420
FRE(1)	248,397	208,433
FRE Margin (%)(1)	44.1%	48.1%
PRE(1)	21,840	10,614
PRE Margin(%)(1)	58.7%	49.9%
Distributable Earnings(1)	183,857	244,205
Distributable Earnings Margin(%)(1)	27.0%	43.7%
Profit for the year	115,973	219,459
Net profit margin for the year (%)	19.3%	48.3%
Adjusted Distributable Earnings(1)	239,056	245,836
Adjusted Distributable Earnings Margin(%)(1)	35.1%	44.0%
Adjusted Profit for the year(1)	185,884	231,566
Adjusted Profit Margin for the year(1)	30.9%	51.0%

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

Our net revenue from services rendered is composed of (1) net revenue from management fees; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; (4) net revenue from advisory services and (5) net revenue from other revenues. Net revenue from management fees remains the main component of our net revenues, amounting to 81% of total net revenue from services rendered for the year ended December 31, 2024.

Net revenue from services rendered for the year ended December 31, 2024 amounted to R$600.8 million, an increase of R$146.4 million, or 32%, from R$454.4 million for the year ended December 31, 2023. This growth was driven by (i) stronger management and advisory fees in the period, primarily as a result of the combination with Compass, (ii) strong fundraising for VCP IV and VICC, and (iii) the acquisitions of Lacan and MAV.

Our Adjusted Distributable Earnings for the year ended December 31, 2024 was R$239.1 million, a decrease of R$6.7 million, or 3%, compared to our Adjusted Distributable Earnings of R$245.8 million for the year ended December 31, 2023. Our Adjusted Distributable Earnings Margin for the year ended December 31, 2024 was 35%, a decrease of nine percentage points compared to our Adjusted Distributable Earnings Margin of 44% for the year ended December 31, 2023.

Adjusted Profit for the year ended December 31, 2024 was R$185.9 million, a decrease of R$45.7 million, or 20%, compared to our Adjusted Profit of R$231.6 million for the year ended December 31, 2023.

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

	For the Years Ended December 31,
	2024	2024	2023	2022

	(US$)(1)	(R$)
	(in thousands)
Operating profit	30,490	188,804	202,156	178,746
(-) Net revenue from realized performance fees	(8,095)	(50,125)	(22,296)	(18,218)
(-) Net revenue from unrealized performance fees	2,089	12,937	1,042	3,618
(+) Share-based payments	3,630	22,479	14,967	14,276
(+) Compensation allocated in relation to performance fees	2,479	15,348	10,640	6,554
(+) Expenses relating to acquisitions and business combinations	9,134	56,562	1,924	6,594
(+) Amortization of fund management contracts	386	2,392	—	—
FRE(2)	40,114	248,397	208,433	191,570
FRE Margin(2)	44.1%	44.1%	48.1%	48.7%
Operating profit	30,490	188,804	202,156	178,746
(-) Net revenue from management fees	(78,732)	(487,533)	(393,367)	(371,501)
(-) Net revenue from advisory services	(11,003)	(68,134)	(39,799)	(21,994)
(-) Net revenue from other revenues	(1,280)	(7,924)	—	—
(+) Personnel and profit-sharing	37,800	234,066	180,467	157,813
(+) Other general and administrative expenses	28,731	177,909	71,797	71,536
(-) Compensation allocated in relation to performance fees	(2,479)	(15,348)	(10,640)	(6,554)
PRE(3)	3,527	21,840	10,614	8,046
PRE Margin(3)	58.7%	58.7%	49.9%	55.1%
Profit for the year	18,729	115,973	219,459	219,401
(-) Net revenue from unrealized performance fees	2,089	12,937	1,042	3,618
(+) Income tax from unrealized performance fees	(61)	(377)	(120)	(417)
(+) Compensation allocated in relation to unrealized performance fees	(187)	(1,159)	(369)	(1,278)
(+) Equity gain or loss	242	1,500	—	—
(-) Unrealized gain from investment income	1,677	10,382	(6,808)	12,955
(+) Income taxes on unrealized gain from investment income	(64)	(397)	175	(369)
(+) Share-based payments	3,252	20,136	13,601	12,648
(-) Income taxes on share-based payments	(148)	(914)	(561)	—
(+) Depreciation and amortization	1,787	11,064	7,310	4,986
(-) Contingent consideration (earn-out) gain (loss) (after tax)	2,376	14,712	10,476	(9,221)
Distributable Earnings(4)	29,691	183,857	244,205	242,323
Distributable Earnings Margin(4)	27.0%	27.0%	43.7%	46.7%
Distributable Earnings(4)	29,691	183,857	244,205	242,323

	For the Years Ended December 31,
	2024	2024	2023	2022

	(US$)(1)	(R$)
	(in thousands)
(+) Expenses relating to acquisitions and business combinations (including income tax related to realized expense)	8,914	55,199	1,631	5,425
Adjusted Distributable Earnings(5)	38,605	239,056	245,836	247,748
Adjusted Distributable Earnings Margin(5)	35.1%	35.1%	44.0%	47.8%
Profit for the year	18,729	115,973	219,459	219,401
(+) Expenses relating to acquisitions and business combinations (including income tax related to realized expense)	8,914	55,199	1,631	5,425
(-) Contingent consideration (earn-out) gain (loss) (after tax)	2,376	14,712	10,476	(9,221)
Adjusted Profit for the year(6)	30,019	185,884	231,566	215,605
Adjusted Profit Margin for the year(6)	30.9%	30.9%	51.0%	52.8%

(1)

For convenience purposes only, amounts in reais as of December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

FRE is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024). FRE Margin is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues.

(3)

PRE is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates. We calculate PRE as operating profit, less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues, plus (d) personnel and profit-sharing expenses, plus (e) other general and administrative expenses, less (f) compensation allocated in relation to performance fees. PRE Margin is calculated as PRE divided by net revenue from performance fees.

(4)

Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share-based payments, less (h) income taxes on share-based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn-out) gain (loss) (after tax). Distributable Earnings Margin is calculated as Distributable Earnings divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

(5)

Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense). Adjusted Distributable Earnings Margin is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues, and realized gain from investment income.

(6)

We calculate Adjusted Profit for the year as profit for the year plus (a) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense), less (b) contingent consideration (earn-out) gain (loss) (after tax). Adjusted Profit Margin for the year is calculated as Adjusted Profit for the year divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and net revenue from other revenues.

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

•

Our capacity to maintain a presence across various regions in Latin America where other investment firms do not usually devote meaningful attention, which we believe allows us to identify previously unnoticed investment opportunities with improved risk-return profiles, including, but not limited to middle-market opportunities;

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

Macroeconomic Environment

Our business is impacted by overall market activity and, in particular, market flows, trading prices and trading volume. While we are exposed to certain levels of market volatility, this impact is mitigated by the composition of our investor base—62% of our AUM as of December 31, 2024—is sourced from institutional investors, whose investment horizons are generally long-term and less reactive to short-term market fluctuations.

Most of the assets we actively manage are allocated in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the assets to which we are exposed. Factors such as the availability of credit, disposable income, employment rates and GDP growth in Brazil can directly and indirectly impact the performance of our funds and our results of operations. Our results of operations are also affected by levels of interest rates, the expansion or contraction of the capital markets, trading volumes and market inflows in Brazil, each of which impacts the number and overall volume of capital markets transactions and available overall liquidity. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Latin America—Economic uncertainty and political instability in Latin America may harm us and the price of our Class A common shares.”

Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the years indicated.

	For the Year Ended December 31,
	2024	2023	2022

	(in percentages, except as otherwise indicated)
Real growth (contraction) in GDP(1)	3.4	2.9	3.0
Inflation (IGP-M)(2)	6.5	(3.2)	5.5
Inflation (IPCA)(3)	4.8	4.6	5.8
Long-term interest rates—TJLP/TLP (average)(4)	5.97	5.7	5.5
CDI Rate (average)(5)	10.9	13.2	12.4
Period-end exchange rate / R$ per US$1.00	6.19	4.86	5.22
Average exchange rate / R$ per US$1.00(6)	5.42	4.99	5.16
Appreciation (depreciation) of the real vs. US$ in the period(7)	27.9	6.8	6.5

Sources: FGV, IBGE, IPEA, Brazilian Central Bank, BNDES and Bloomberg.

(1)	Average of the last four quarters compared to the previous four quarters. Most recent GDP data available as of December 31, 2024.
(2)	Inflation (IGP-M) is the general market price index measured by the FGV.
(3)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(4)	TJLP/TLP is the Brazilian long-term interest rate (average of monthly rates for the year).
(5)	The CDI Rate is an average of interbank overnight rates in Brazil (daily average for the year).
(6)	Average of the commercial selling rate for U.S. dollars as of each business day of the year.
(7)	Comparing the U.S. dollar closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

The Brazilian basic interest rate, known as the SELIC Rate, fell from a nominal 14.25% per year to as low as 2.0% until March 2021. As a result of general global economic recovery, and disruptions in global supply chains and the rise of commodity prices there was a global increase in inflation, and in Brazil in particular. This led the Brazilian Central Bank to repeatedly raise the SELIC Rate to 13.75% as of December 31, 2022, in an attempt to curb inflation, which, as measured by the IPCA, came in at 4.62% for the year ended December 31, 2023. On August 2023, the Brazilian Central Bank started cutting the SELIC rate as a result of a slowdown in inflation, and the SELIC Rate was set to 10.50% as of May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending—prompted the Brazilian Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 12.25% by December 2024. As of the date of this annual report, the SELIC rate stands at 14.25% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

The Focus report, a summary of market expectations collected by the Brazilian Central Bank and released on February 28, 2025 pointed to further SELIC Rate hikes in 2025, with an expectation that it would reach 15% by the end of 2025. The following chart shows the historical and expected evolution of the SELIC Rate for the periods indicated.

Source: IBGE, Brazilian Central Bank’s Focus report as of February 28, 2025.

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

Other than with respect to Brazil, we list below some key events relating to the macroeconomic scenario of the main Latin American markets in which we operate.

Chile’s economic outlook has shown signs of improvement. After growing by 2.6% in 2024, the economy is expected to expand by 2.2% in 2025, slightly above its estimated potential growth rate of 1.9%. While last year’s growth was supported by external demand and the mining sector, 2025 is expected to see a modest recovery in domestic demand and a rebound in investment following two consecutive years of contraction. Inflation remains above target (4.7% in February) and is expected to hover around current levels in the first half of the year, before gradually declining toward the Central Bank’s target range in the second half. The monetary policy rate currently stands at 5.00%, with the Central Bank expected to implement one more cut (25 bps) in the second half of 2025. Additionally, Chile will hold general elections this year. Market expectations suggest a possible shift toward a more market-oriented government. The entire Chamber of Deputies will be renewed—where the current opposition does not hold a majority—and half of the Senate will also be up for election.

In Mexico, the economy grew by 1.2% in 2024, its slowest pace since the pandemic. The outlook for 2025 appears more challenging, with the market expecting growth of around 0.6%, affected in part by volatility related to renewed rhetoric around tariffs. As the United States’ primary trading partner, Mexico’s economy could be significantly impacted by broad-based tariffs. In this context, President Claudia Sheinbaum and her administration have taken a pragmatic approach, aiming to preserve stability through ongoing negotiations. She currently holds an 85% approval rating. While inflation has stabilized at moderate levels (~3.7%), Banxico is expected to begin a rate-cutting cycle, with a projected decrease from 9.50% to 8.25% by year-end. Tariff announcements on April 2, 2025 turned out to be more positive for Mexico than initially expected. In relative terms, taxation was small and some key aspects of the United States-Mexico-Canada Agreement will remain in place. As such, is possible that Mexico might have a small gain in terms of economic activity. On the domestic front, the country is preparing for its first judicial elections on June 1, with over 800 judges to be selected. Last year’s approval of judicial reform had a noticeable market impact and raised concerns among certain credit rating agencies.

In Colombia, the growth outlook for 2025 appears moderately positive. A 2.8% expansion is projected, supported by resilient domestic demand and a gradual recovery in private investment. Inflation, however, has remained elevated, in part due to increases in the minimum wage. Currency appreciation in early 2025 may help temper inflation in the short to medium term. The Banco de la República is expected to maintain the benchmark rate at 9.50% in its March meeting, potentially delaying the monetary easing favored by President Gustavo Petro. A total rate cut of around 200 bps is anticipated over the course of the year. On the political front, the resignation of Finance Minister Diego Guevara following disagreements over fiscal policy adds uncertainty. He has been replaced by Germán Ávila, the fourth finance minister under the current administration. With the 2026 general elections approaching, center-right candidate Vicky Dávila has gained early traction in polls, signaling potential political shifts.

Argentina has undergone major changes since the election of President Javier Milei. The government has implemented a series of fiscal adjustment measures that initially contributed to an economic contraction. However, the economy is projected to recover with growth of up to 5% in 2025. Inflation has declined significantly during the adjustment period. A key development to watch in 2025 will be the planned move to a floating exchange rate regime. Argentina continues to face a low level of foreign exchange reserves, and the IMF is unlikely to permit the use of future disbursements for intervention in the FX market. While the current stabilization process may address some structural issues, substantial risks remain, and the long-term sustainability of the recovery will depend on the successful implementation of further reforms.

Growth of Our AUM

Our AUM equals the sum of: (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds. As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes.

We generate most of our revenues from management fees, performance fees, and advisory fees on funds and accounts managed and advised across our investment strategies. Historical fundraising activities have been impacted by both internal and external factors.

We are currently operating in a macro environment that, while still presenting challenges in certain markets, is creating compelling opportunities for alternative investments across Latin America. Our ability to raise capital and grow AUM has been supported by a resilient investor base and the strength of our relationships across geographies and strategies. This long-term, proprietary client base has allowed us to navigate economic volatility while maintaining steady momentum in capital formation. From December 31, 2023, to December 31, 2024, our AUM expanded from R$68.5 billion to R$327.0 billion, reflecting the scale, breadth, and diversification of our combined platform. Growth was driven not only by M&A but also by strong organic fundraising—especially within our Private Equity, Infrastructure, and Credit strategies.

We are stepping into an environment full of opportunities to further expand our presence across Latin America and strengthen our fundraising efforts, both cross-border and on a local-to-local basis. Our extensive footprint allows us to effectively drive cross-selling opportunities across the region while leveraging the unique advantages of global markets. Closed-end funds remain a key pillar of growth, with continued investor demand across the region. Notable milestones in 2024 include the final closing of VCP IV, our largest private equity fund to date, and the first closing of SPS IV, which in this initial closing nearly matched the total capital committed to its previous vintage—showcasing the appetite investors have to increase exposure to this strategy. Looking ahead, we expect further momentum from new and existing vintages such as LACAN IV, the final closing of VICC, and the launch of VIR V.

Pension reforms in Chile and Mexico, in particular, are increasing the appetite for long-term, diversified, and alternative investment solutions. We believe Vinci Compass is uniquely positioned to benefit through our diversified investment platform and role as a global solutions provider across all asset classes.

We believe our AUM growth will continue to be supported by our ability to: (1) raise capital through new and existing relationships; (2) deliver consistent fund performance across cycles; and (3) expand distribution both locally and cross-border. Our combined business benefits from scale, multi-channel distribution, and a comprehensive set of capabilities that position us at the center of a consolidating industry.

With strong momentum, a diversified platform, and deep regional expertise, we expect AUM growth trends to remain favorable in the short, medium, and long term, as we are well positioned to capture the growing demand for alternative investments in Latin America and deliver long-term value to investors and shareholders.

Ability to Negotiate Management Fee Rates and Fund Terms

The level of management fees and performance fees carried by our funds directly impacts our revenues. The main factors that impact our effective management fees and performance fees are:

•

Negotiations with investors: As our brand and investment strategies continue to mature, and performance of our products continues to reward clients with strong risk-adjusted returns, we expect that our ability to negotiate fees and fund terms with local and offshore investors will improve.

•

The level of fees we are able to charge in comparison to industry peers: Our local funds in Brazil generally present the same management and performance fees, terms, and conditions of similar industry peers, as applicable to each strategy.

•

The level of performance fees we are able to negotiate: To generate performance fees, returns must surpass each fund’s specified benchmark, which varies according to the respective strategy. We believe these hurdles are beneficial for both our limited partners and for Vinci Compass, as it supports strong alignment of interests.

•

Potential discounts on fees: In certain instances, we use third-party channels to distribute our products, such as placement agents, digital platforms, multifamily offices, and fund allocators, among others. We always negotiate discounts on fees on a case-by-case basis and expect that strengthening our brand will improve our bargaining power with these intermediaries. As we expand the number of our distribution channels and competition increases among distributors, we expect to be able to negotiate further decreases in third-party fees.

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

•

Our target annual total compensation is above market average among leading financial institutions and asset management firms across Latin America for key employees and top performers. For entry-level employees, we believe that our value proposition is very attractive (based on the number of applications we receive for our limited number of positions available). As such, we are not competing for new employees based on salary, which keeps our overall compensation for entry-level positions at market rates.

•

We carry out annual modular training through our senior specialist employees in an effort to develop our back-office collaborators and motivate them to assume front-office roles. We have named this project “Vinci University.”

We have implemented certain long-term incentive plans for eligible employees, and expect that this will further enhance our ability to retain talent and promote our meritocratic culture. In each of May 2021, February 2023 and January 2024, we approved stock option plans for eligible employees, and, in 2022, our board also approved a restricted shares plan for eligible employees, which enhance our ability to retain talent and promote our meritocratic culture. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Going forward, we believe that as our brand continues to strengthen and as we continue to deliver on our track record of strong risk-adjusted returns, we will continue to attract and retain qualified talent across all of our strategies. We also expect to create new incentive policies and develop opportunities to preserve our culture and retain talent within our organization.

Growth through Commercial Initiatives

We have been investing in all of our commercial divisions with internal teams specifically focused in: (1) institutional investors; (2) high net-worth individuals (HNWI); and (3) intermediaries through open-end platforms of large banks, digital platforms, independent financial advisors, or IFAs, and multifamily offices. We believe that having sector- and country-specific teams for each type of investor strengthens our client relationships and enables us to deliver more tailored, effective solutions.

Our relationship managers act as long-term partners to our clients. They maintain deep relationships built over the years, possess a detailed understanding of client objectives, and provide access to our full investment platform—ensuring that each client benefits from the breadth of our capabilities.

Following our business combination with Compass, we have significantly expanded our reach among institutional investors, driven by our conviction in the significant growth potential for alternative investments through institutional clients, particularly in key Latin American markets. In Chile and Mexico, pension reform initiatives are fostering an environment that supports greater allocations to alternative assets, as local pension plans seek to diversify portfolios and enhance long-term performance. In Brazil, institutional investors, such as pension funds and insurance companies, have historically maintained low exposure to alternatives. This presents a meaningful opportunity for growth as these institutions gradually align their asset allocation strategies with global best practices. Vinci Compass is well-positioned to capitalize on this momentum, supported by our pan-regional presence and highly specialized local teams.

We are actively strengthening relationships with institutional clients through: (1) proactive relationship management, including ongoing communication, follow-ups, and regular in-person meetings such as business lunches and strategic engagement efforts; (2) targeted event participation and sponsorships, including proprietary events in Santiago, Argentina, Uruguay, Mexico, and Brazil, and thematic conferences such as pension fund congresses, our Annual Meeting in New York dedicated to ex-LatAm institutional clients, and our Annual Meeting in São Paulo focused on Brazilian Public Pension Funds (RPPS); and (3) presence at third-party events, hosted by or designed for institutional investors, to maintain visibility and relevance in the institutional ecosystem.

In parallel, we have also expanded our footprint in digital distribution. As of the date of this annual report, we are present on 29 digital platforms that distribute our products to retail investors. We view digital channels as a significant opportunity for growth, as retail investors utilize mainly digital platforms to access alternative products, such as equities, real estate, infrastructure, credit, and open-end pension products.

We have been strengthening our relationship with IFAs, including through (1) the commitment of our portfolio managers, whose products are available on platforms, to participate in visits to IFA offices; (2) ramping up our scheduled visits to the offices of some of the main IFAs; (3) investing in events aimed at this audience by, for example, holding Vinci Compass Days in São Paulo and Rio de Janeiro; and (4) strengthening our presence at IFA events.

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

In 2024, we unveiled the new Vinci Compass brand, marking a significant milestone in our journey as the premier partner for alternative investments and global solutions in Latin America. The rebranding reflects the combination of two complementary firms and reinforces our expanded regional presence, diversified product offering, and enhanced ability to serve investors across the continent. Building on the foundation of our previous brand campaign, which focused on the pillar “reputation is the best investment,” our new brand strategy aims to position Vinci Compass as a trusted Latin American investment partner. We continue to execute targeted marketing initiatives across key markets to strengthen brand awareness, drive investor engagement, and support long-term fundraising efforts across both retail and institutional channels.

Our Ability to Compete Effectively

While we have a differentiated business model and a broad range of alternative investment products and services in Latin America, we compete with other investment managers in each specific strategy to attract new clients, increase returns on clients’ investments, win mandates in corporate advisory transactions and introduce innovative financial products. Our ability to compete is influenced by key factors such as:

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

Foreign Exchange Rates

We manage funds that charge management and performance fees in U.S. dollars. Some of these funds are also invested in U.S. dollar assets through our investment products and solutions strategy; however, a significant portion of the capital raised by these funds is invested across Latin America—particularly in companies that generate most of their cash flows in local currencies, including the Brazilian real. This creates a structural currency mismatch, as return hurdles and fees are denominated in U.S. dollars while underlying portfolio companies often operate in non-dollar environments. This mismatch could impact our ability to generate performance fees (carry) in our U.S. dollar-based funds, especially in the event of adverse or volatile exchange rate fluctuations, which may impair fund returns when measured in U.S. dollars. Our investment teams have developed and implemented strategies to mitigate this exchange rate risk, although such measures may not fully eliminate the exposure.

As of December 31, 2024, approximately R$237.2 billion of our AUM, or 72.5%, was related to funds raised in U.S. dollars, including funds that are invested across Latin America in assets that may generate cash flows in either local currencies or U.S. dollars.

Taxes and Potential Changes in Tax Laws and Interpretations

We conduct our business, including transactions within the group, in accordance with our interpretation and understanding of applicable tax laws and treaties or other regulations, and the requirements of the tax authorities in applicable jurisdictions. There can be no assurance that our interpretation of applicable laws, regulations, case laws or practices have been, or will continue to be correct, or that such laws, regulations, case laws or practices will not be amended, possibly with retroactive effect. Potential amendments of applicable tax laws and treaties or other regulations, and the requirements of relevant tax authorities may impact our profits and cash flows. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.”

Hyperinflation

As Argentina qualifies as a hyperinflationary economy under IAS 29 – Financial Reporting in Hyperinflationary Economies, the financial statements of our Argentine subsidiaries have been adjusted to reflect changes in the general purchasing power of the Argentine peso before translation into Brazilian reais. These adjustments are based on inflation indices published by the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas), with the annual inflation rate reaching 117.76% in 2024 (211.40% in 2023). The remeasurement process applies to non-monetary items using the inflation accumulated since acquisition, revaluation, or incorporation, as applicable. Monetary gains or losses resulting from holding monetary assets and liabilities in a high-inflation environment are recognized in the income statement.

Since the closing of our business combination with Compass on October 27, 2024 through December 31, 2024, inflation in Argentina amounted to 5.2%. During the same period, we recorded a monetary loss of R$136 thousand and a foreign currency translation adjustment of R$74 thousand, totaling R$210 thousand, which was recognized in other comprehensive income under translation differences. Assets and liabilities denominated in Argentine pesos are translated into Brazilian reais at the year-end exchange rate, or at net realizable value if lower. For more information, see note 2.3 to our audited consolidated financial statements included elsewhere in this annual report.

Description of Our Revenues

Description of Management Fees

Generally, we charge management fees as a flat percentage of the AUM of the respective fund. However, for the listed real estate funds that we manage, the percentage charged as a management fee may be reduced due to increases in the amount of AUM of the respective fund.

For certain of our funds in our Private Equity and Real Assets segments, including our flagship Vinci Capital Partners or VCP funds, and during the investment periods of such funds, management fees are charged against committed capital for both U.S. dollar-denominated and real-denominated funds. Once the investment period ends, the U.S. dollar-denominated funds charge management fees against invested capital, while the real-denominated funds charge management fees against net asset value. This distinction between U.S. dollar-denominated funds and real-denominated funds applies only to management fees. Performance fees are calculated on the basis as described.

Description of Performance Fees

The regulations applicable to us and the performance fees that we can charge set forth certain requirements for the performance fee structures of funds managed by us, as described below.

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

For liquid funds such as funds from our Credit, Equities or Global IP&S segments, we charge performance fees every six months based on the performance of the fund above the relevant benchmark. For our Global IP&S and Credit funds in Brazil, performance fees are generally benchmarked to the CDI Rate, and for inflation-indexed funds, performance fees are generally indexed to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, plus a fixed real interest rate or a market index such as Índice de Mercado Anbima Subíndice B, or IMA-B. For Credit funds in Peru, their performance fees are tied to the Peru Floating Rate (Curva de Rendimiento de CD BCRP), or the CD90. Other funds from Peru, Chile and LatAm-focused strategy follow a fixed hurdle rate as benchmark for performance fees.

For our Equities funds in Brazil, the benchmark varies according to the strategy. For our “long only” and “long-biased” strategies, our performance fees are tied to the IBOVESPA index, for the dividend strategies, performance fees are tied to the IDIV index, and for our small cap funds we use the SMLL index (Índice Small Cap) published by the B3. For our Chilean funds, the performance fees are tied to the S&P IPSA index. Finally, Mexican funds have their performance fees tied to the S&P/BMV IPC index.

For the closed-ended funds focused on value generation, both Brazilian funds (those denominated in real) and foreign funds (those denominated in U.S. dollars) pay performance fees to Vinci Compass. The waterfall and catch-up mechanisms are similar, except that: (1) U.S. dollar-denominated funds have a preferred return of 8% and pay performance against nominal capital contributions; and (2) real-denominated funds have a preferred return of IPCA plus between 6% and 8%, and pay performance against real capital contributions (capital contributions are adjusted by IPCA).

For the closed-ended funds focused on income such as Real Assets funds, we charge a performance fee every six months over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

Description of Advisory Services Fees

In our Corporate Advisory segment, advisory fees are derived from services related to M&A transactions, capital markets advisory and other strategic transactions. Additionally, advisory fees may include upfront revenues related to the Global IP&S segment. In this segment, these revenues consist of one-time upfront fees charged on third-party alternative investment commitments. These fees are typically linked to successful fundraising efforts in drawdown or semi-liquid alternative funds. Lastly, advisory fees also include revenues from services provided under a mandate with a large financial institution in the Real Assets segment.

Description of Other Revenues

This revenue line includes Custody and Execution fees generated in the United States and Chile, and fund services fees earned in Mexico. Unlike Custody and Execution fees, which are primarily transaction-based, fund services fees are recurring in nature, though they are subject to foreign exchange fluctuations due to the local currency exposure.

Description of Principal Line Items

Net Revenue from Services Rendered

Net revenue from services rendered is composed of: (1) net revenue from management fees; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; (4) net revenue from advisory services and (5) net revenue from other revenues, in each case net of taxes and contributions such as COFINS, PIS and ISS, which are specific to Brazil. See note 18 to our audited consolidated financial statements for more details.

Personnel and Profit-Sharing

Personnel and profit-sharing expenses are composed of the total compensation (including salary and profit sharing) paid to our employees.

Other General and Administrative Expenses

Other general and administrative expenses are made up of third-party expenses, depreciation and amortization, travel and representations, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables. See note 19 to our audited consolidated financial statements.

Finance Profit

Finance profit comprises our investment income and our other finance income. Investment income is income from proprietary investments made by us in our own investment products and income generated through investments made with our cash and cash equivalents. Other finance income includes finance income through amortized cost, financial revenue from sublease agreements and foreign currency fluctuations. For more information, see note 20 to our audited consolidated financial statements.

Finance Costs

Finance costs include lease agreements, interest expenses on loans and financing, bank fees, investment losses, tax fines, interest on taxes and expense from foreign currency fluctuations. See note 20 to our audited consolidated financial statements.

Income Taxes

Income taxes are comprised of taxes on our corporate income tax and social contribution taxes. Some subsidiaries are taxed on an actual taxable profit regime, while others are taxed based on deemed profit. See note 21 to our audited consolidated financial statements.

Factors Affecting the Comparability of Our Results of Operations

Business Combination with Compass

On October 29, 2024, we completed our business combination with Compass. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Business Combination with Compass.” The impact of our business combination with Compass is reflected in our financial results for the year ended December 31, 2024. Specifically, the transaction materially expanded our revenue base and asset portfolio following its closing in the fourth quarter of the fiscal year. As a result, AUM as of December 31, 2024 may not be comparable to December 31, 2023 due to the addition of AUM from Compass. Additionally, revenue for the year ended December 31, 2024, is not directly comparable to prior years because it includes revenue from Compass for the months of November and December 2024 (i.e., following the closing of the business combination). The significant increase in scale and operational scope during the most recent fiscal year introduces complexities when analyzing year-over-year performance. Additionally, the business combination involved the issuance of 11,783,384 Class A common shares and a cash payment of US$35.2 million, alongside contingent earn-out consideration, which will continue to influence our financial results and capital structure in future periods.

Given these factors, investors should carefully consider the material impact of our business combination with Compass on our financial and operational metrics when evaluating our historical performance and future prospects. The expanded scale, geographic footprint, and synergies associated with this business combination are expected to enhance our competitive positioning in Latin America and globally, but the integration process and related costs may introduce variability to our short-term financial performance.

Results of Operations of Vinci Compass

Consolidated Results of Operations for the Year Ended December 31, 2024, compared to the Year Ended December 31, 2023

	For the Year Ended December 31,		Variation (%)
	2024	2023
	(in R$ thousands, except for percentages)
Net revenue from services rendered	600,779	454,420	32%
General and administrative expenses	(411,975)	(252,264)	63%

Operating profit	188,804	202,156	(7)%
Finance profit	86,871	121,809	(29)%
Finance costs	(112,225)	(54,580)	106%

Finance profit (loss), net	(25,354)	67,229	n.m.
Equity gain (loss)	(1,500)	—	n.m.

Profit before income taxes	161,950	269,385	(40)%
Income taxes	(45,977)	(49,926)	(8)%

Profit for the year	115,973	219,459	(47)%

Net profit margin for the year (%)	19.3%	48.3%	(29)%

n.m. = not meaningful

Net Revenue from Services Rendered

Net revenue from services rendered for the year ended December 31, 2024 totaled R$600.8 million, a 32% increase from R$454.4 million for the year ended December 31, 2023. This R$146.4 million increase was attributable to:

•	a R$94.2 million, or 24%, increase in net revenue from management fees, due primarily to:

•

a R$21.1 million, or 17%, increase in net revenue from management fees related to our Private Equity segment, which was driven by strong fundraising during 2024 in Private Equity combined with catch-up fees for VCP IV;

•

a R$24.0 million, or 33%, increase in net revenue from management fees related to our Real Assets segment, which was driven by (i) fundraising during 2024 in our Infrastructure strategy, (ii) catch-up fees for VICC, (iii) new subscription in our Real Estate fund in December 2023, (iv) the contribution of new revenue from our Forestry strategy as a result of our November 2024 acquisition of Lacan, and (v) new revenue from our business combination with Compass;

•

a R$31.3 million, or 60%, increase in net revenue from management fees related to our Credit segment, which was driven by (i) new revenue from MAV, which we acquired in June 2024, and (ii) new revenue from our new combination with Compass; and

•

a R$18.3 million, or 22%, increase in net revenue from management fees related to our Global IP&S segment, which was primarily driven by new revenue from the comparable strategies in Compass following our business combination;

•

an increase of R$28.3 million, or 71%, in net revenue from advisory services, as a result of the successful integration of our new combination with Compass, which contributed distribution revenues across several segments, alongside new deals within our Corporate Advisory segment; and

•

a R$15.9 million, or 75%, increase in net revenue from performance fees, which was primarily driven by (i) greater revenues from the performance of liquid funds in Global IP&S, (ii) the contribution of newly integrated business units from Compass, such as Third-Party Distribution (TPD) and Global Solutions, and (iii) greater real estate revenues from Compass in 2024 as compared to 2023.

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023	Variation (%)

	(in R$ thousands, except for percentages)
Personnel and profit-sharing	(211,587)	(165,500)	28%
Third-party expense	(119,209)	(33,318)	258%
Right of use depreciation	(11,132)	(9,686)	15%
Depreciation and amortization	(17,569)	(10,094)	74%
Travel and representations	(8,991)	(3,928)	129%
Condominium and other operating expenses	(21,008)	(14,771)	42%

Personnel and other general and administrative expenses	(389,496)	(237,297)	64%
Share-based plans	(22,479)	(14,967)	50%

General and administrative expenses	(411,975)	(252,264)	63%

General and administrative expenses totaled R$412.0 million for the year ended December 31, 2024, a R$159.7 million, or 63% increase from R$252.3 million for the year ended December 31, 2023.

Personnel and other general and administrative expenses, which are exclusive of share-based plans, totaled R$389.5 million for the year ended December 31, 2024, a R$152.2 million, or 64% increase, from R$237.3 million for the year ended December 31, 2023, which was primarily due to an increase of all expenses as a result of our business combination with Compass:

•

personnel expenses that totaled R$103.5 million for the year ended December 31, 2024, a R$32.6 million, or 46%, increase as compared to R$70.9 million for the year ended December 31, 2023, which was primarily due to greater personnel expenses due to inflation, the acquisitions of MAV and Lacan and the business combination with Compass;

•

depreciation and amortization expenses amounting to R$17.6 million for the year ended December 31, 2024, a R$7.5 million, or 74%, increase compared to R$10.1 million for the year ended December 31, 2023, which was primarily due to the amortization of management contracts as a result of the MAV and Lacan acquisitions and our business combination with Compass, the amortization of investments in our Retirement services business, and the amortization of placement agent costs related to fundraising from investors; and

•

third-party expenses amounting to R$119.2 million for the year ended December 31, 2024, a R$85.9 million, or 258%, increase as compared to R$33.3 million for the year ended December 31, 2023, which was primarily due to (i) non-operational costs, such as marketing, consulting and legal counsel in connection with M&A expenses incurred in 2024, and (ii) increased expenses as a result of our business combination with Compass.

Share-based plans totaled R$22.5 million for the year ended December 31, 2024, a R$7.5 million, or 50%, increase, from R$15.0 million for the year ended December 31, 2023. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans” for information on our long-term incentive plans.

Operating Profit

As a result of the foregoing, operating profit totaled R$188.8 million for the year ended December 31, 2024, a decrease of R$13.4 million, or 7%, from R$202.2 million for the year ended December 31, 2023.

Finance Profit (Loss), Net

Finance loss, net amounted to R$25.4 million for the year ended December 31, 2024, a decrease of R$92.6 million from a profit of R$67.2 million for the year ended December 31, 2023. This variation was driven primarily by:

•

an increase of R$38.1 million, or 161%, in interest expense on loans and financing, which was primarily due to interest expenses due on our Series A convertible preferred shares, which accrued for 12 months in 2024 as compared to three months in 2023;

•	a decrease of R$31.5 million, or 27%, in the investment income and financial revenue through amortized cost, mainly due to the performance of real estate investments held by Vinci Compass;

•

a negative impact of R$20.8 million (compared to R$0.8 million in 2023) in the exchange variation on financial liabilities held by Vinci Compass in other currencies (mainly U.S. dollars) as compared with our functional currency, due to the appreciation of the U.S. dollar against the Brazilian real; and

•

a net negative impact of R$19.9 million (compared to R$15.9 million in 2023) in the fair value of contingent consideration variations we undertook in connection with the acquisition of SPS Capital and our business combination with Compass, subject to the achievement of certain fundraising, incremental management fee revenue targets and other certain predetermined metrics. For more information, see note 15(iv) to our audited consolidated financial statements.

Income Taxes

Income taxes expenses totaled R$46.0 million for the year ended December 31, 2024, with an effective tax rate of 28%, a decrease of R$3.9 million, or 8%, compared to R$49.9 million for the year ended December 31, 2023, with an effective tax rate of 19%. This increase was primarily attributable to a lower proportion of net profit generated by entities incorporated in the Cayman Islands, which currently do not levy taxes on corporate profits, gains, or appreciation.

Profit for the Year

As a result of the foregoing, profit totaled R$116.0 million for the year ended December 31, 2024, a decrease of R$103.5 million, or 47%, from R$219.5 million in the same period of the last year.

Segment Results of Operations for the Year Ended December 31, 2024, compared to the Year Ended December 31, 2023

	For the Year Ended December 31, 2024
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total

	(in R$ thousands)
Gross revenue from services rendered	155,336	116,515	97,104	151,363	68,612	46,553	—	635,483

Advisory fees	—	5,400	351	19,299	948	46,553	—	72,551
Management fees	155,336	102,493	87,959	109,203	61,844	—	—	516,834
Performance fees	—	8,443	8,794	15,117	5,820	—	—	38,174
Other revenues	—	180	—	7,744	—	—	—	7,924
(-) Taxes and contributions	(8,688)	(6,103)	(4,907)	(7,619)	(3,730)	(3,657)	—	(34,704)

Net revenue from services rendered	146,648	110,413	92,197	143,744	64,882	42,896	—	600,779
Advisory fees	—	4,939	305	19,045	948	42,896	—	68,133
Management fees	146,648	97,183	83,488	101,947	58,269	—	—	487,535
Performance fees	—	8,111	8,404	15,008	5,665	—	—	37,188
Other revenues	—	180	—	7,744	—	—	—	7,924
(-) General and administrative expenses	(17,037)	(27,341)	(33,581)	(50,885)	(16,849)	(15,192)	(251,091)	(411,975)

Operating profit (loss)	129,611	83,072	58,616	92,859	48,033	27,705	(251,091)	188,804

	For the Year Ended December 31, 2023
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total

	(in R$ thousands)
Gross revenue from services rendered	133,632	79,766	60,821	96,863	75,161	40,744	—	486,987

Advisory fees	—	2,700	—	36	—	40,744	—	43,480
Management fees	133,632	77,273	55,339	91,594	63,041	—	—	420,879
Performance fees	—	(207)	5,482	5,232	12,120	—	—	22,628
Other revenues	—	—	—	—	—	—	—	—
(-) Taxes and contributions	(8,107)	(4,288)	(3,411)	(8,519)	(4,794)	(3,448)	—	(32,567)

Net revenue from services rendered	125,525	75,478	57,410	88,343	70,366	37,297	—	454,420
Advisory fees	—	2,471	—	31	—	37,297	—	39,800
Management fees	125,525	73,202	52,233	83,619	58,787	—	—	393,366
Performance fees	—	(195)	5,177	4,693	11,579	—	—	21,254
Other revenues	—	—	—	—	—	—	—	—
(-) General and administrative expenses	(15,449)	(18,837)	(15,365)	(36,876)	(17,016)	(9,699)	(139,021)	(252,264)

Operating profit (loss)	110,076	56,641	42,045	51,468	53,350	27,597	(139,021)	202,156

Private Equity

Net Revenue from Services Rendered

Net revenue from services rendered in our Private Equity segment for the year ended December 31, 2024 was R$146.6 million, an increase of R$21.1 million, or 17%, from R$125.5 million for the year ended December 31, 2023, which was primarily due to: an increase of R$21.1 million in net revenue from management fees, which was primarily driven by strong fundraising in the segment during 2024 combined with catch-up fees for our Private Equity fund, VCP IV.

General and Administrative Expenses

General and administrative expenses in our Private Equity segment for the year ended December 31, 2024 was R$17.0 million, an increase of R$1.6 million, or 10%, from R$15.4 million for the year ended December 31, 2023. This increase was primarily driven by an increase of R$0.5 million in personnel expenses arising from inflation in the period.

Operating Profit

As a result of the foregoing, operating profit in our Private Equity segment for the year ended December 31, 2024 was R$129.6 million, an increase of R$19.5 million, or 18%, from R$110.1 million for the year ended December 31, 2023.

Real Assets

Net Revenue from Services Rendered

Net revenue from services rendered in our Real Assets segment for the year ended December 31, 2024 was R$110.4 million, an increase of R$34.9 million, or 46%, from R$75.5 million for the year ended December 31, 2023, which was primarily due to:

•

an increase of R$24 million in net revenue from management fees, which was primarily driven by our acquisition of Lacan and our business combination with Compass, and (ii) organic growth driven by the launch of the FDIRS and additional commitments for VICC, which contributed with catch-up during the year;

•	an increase of R$2.5 million in net revenue from advisory services driven by fees from a mandate with a large financial institution; and

•

an increase of R$8.3 million in net revenue from performance fees driven by revenues arising from our acquisition of Lacan and combination with Compass, in particular with respect to the latter`s operations in Peru.

General and Administrative Expenses

General and administrative expenses in our Real Assets segment for the year ended December 31, 2024 was R$27.3 million, an increase of R$8.5 million, or 45%, from R$18.8 million for the year ended December 31, 2023. This increase was primarily driven by (i) an increase of R$1.5 million in personnel expenses arising from inflation in the period, the new acquisition of Lacan and the combination with Compass, (ii) an increase of R$0.7 million regarding the placement fee amortization and rebate caused by a new net inflow in the VISC, and (iii) an increase of performance-based compensation regarding the net revenue performance fee.

Operating Profit

As a result of the foregoing, operating profit in our Real Asset segment for the year ended December 31, 2024 was R$83.1 million, an increase of R$26.5 million, or 47%, from R$56.6 million for the year ended December 31, 2023.

Credit

Net Revenue from Services Rendered

Net revenue from services rendered in our Credit segment for the year ended December 31, 2024 was R$92.2 million, an increase of R$34.8 million, or 61%, from R$57.4 million for the year ended December 31, 2023, which was primarily due to:

•

an increase of R$31.3 million in net revenue from management fees, which was primarily driven by our acquisition of MAV and combination with Compass, and organic growth driven by the platform having benefited from higher management fees in SPS III and in our high-grade private credit strategy (primarily from Vinci Crédito Infra Institucional) driven by strong deployment activity; and

•	an increase of R$3.2 million in net revenue performance fees driven by strong returns from Brazilian private credit funds.

General and Administrative Expenses

General and administrative expenses in our Credit segment for the year ended December 31, 2024 was R$33.6 million, an increase of R$18.2 million, or 118%, from R$15.4 million for the year ended December 31, 2023. This increase was primarily driven by (i) an increase of R$4.2 million in personnel expenses arising from inflation in the period, the acquisition of MAV and the combination with Compass, (ii) an increase of R$5.6 million regarding the placement fee amortization and rebate caused by the external distribution fee, and (iii) an increase of profit sharing and other general and administrative expenses relating to the combination with Compass and MAV.

Operating Profit

As a result of the foregoing, operating profit in our Credit segment for the year ended December 31, 2024 was R$58.6 million, an increase of R$16.5 million, or 39%, from R$42.1 million for the year ended December 31, 2023.

Equities

Net revenue from services rendered

Net revenue from services rendered in our Equities segment for the year ended December 31, 2024 was R$64.9 million, a decrease of R$5.5 million, or 8%, from R$70.4 million for the year ended December 31, 2023, mainly due to a decrease of R$5.9 million in net revenue from performance fees as a result of volatility in the macroeconomic scenario.

General and administrative expenses

General and administrative expenses in our Equities segment for the year ended December 31, 2024 was R$16.8 million, consistent with the expenses from R$17.0 million for the year ended December 31, 2023. This was primarily due to increased expenses as a result of our business combination with Compass, which was offset by a decrease in performance-based compensation related to 2023 revenue from performance fees as a result of volatility in the macroeconomic scenario.

Operating profit

As a result of the foregoing, operating profit in our Equities segment for the year ended December 31, 2024 was R$48 million, a decrease of R$5.4 million, or 10%, from R$53.4 million for the year ended December 31, 2023.

Global IP&S

Net Revenue from Services Rendered

Net revenue from services rendered in our Global IP&S segment for the year ended December 31, 2024 was R$143.7 million, an increase of R$55.4 million, or 63%, from R$88.3 million for the year ended December 31, 2023. This increase was driven primarily by (i) an increase of R$18.4 million, or 22%, in our net revenue from management fees within the segment resulting from the combination with Compass (in particular its Global Solutions and TPD business units), and (ii) an increase of R$19.0 million in our net revenue from advisory services, also resulting from the combination with Compass (in particular its Global Solutions and TPD business units), (iii) an increase of R$7.8 million in our other revenues also resulting from the combination with Compass (in particular, its Custody and Execution and Fund Services business units), and (iv) An increase of R$10.0 million in our net revenue from performance fees driven primarily by a commingled fund dedicated to a special opportunities strategy, which represented the most relevant contribution. This was followed by the TPD and Global Solutions businesses.

General and Administrative Expenses

General and administrative expenses in our Global IP&S segment for the year ended December 31, 2024 was R$50.9 million, an increase of R$14.0 million, or 38%, from R$36.9 million for the year ended December 31, 2023. This increase was primarily driven by a result of the business combination, where new business areas from Compass were added to the segment, namely TPD, Global Solutions, Custody and Execution, Fund Services.

Operating Profit

As a result of the foregoing, operating profit in our Global IP&S segment for the year ended December 31, 2024 was R$92.9 million, an increase of R$41.4 million, or 80%, from R$51.5 million for the year ended December 31, 2023.

Corporate Advisory

Net Revenue from Services Rendered

Net revenue from services rendered in Corporate Advisory segment for the year ended December 31, 2024 was R$42.9 million, an increase of R$5.6 million, or 15%, from R$37.3 million for the year ended December 31, 2023, which was primarily driven a pickup in deal activity in the fourth quarter of 2024.

General and Administrative Expenses

General and administrative expenses in our Corporate Advisory segment for the year ended December 31, 2024 was R$15.2 million, an increase of R$5.5 million, or 57% from R$9.7 million for the year ended December 31, 2023, which was driven primarily by an increase of R$5.8 million in profit sharing as a result of an increase in net profits before bonuses in the business area.

Operating Profit

As a result of the foregoing, operating profit in our Corporate Advisory segment for the year ended December 31, 2024 was R$27.7 million, consistent with the operating profit from R$27.6 million for the year ended December 31, 2023.

Consolidated Results of Operations for the Year Ended December 31, 2023, compared to the Year Ended December 31, 2022

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2024, compared to the Year Ended December 31, 2023” of our annual report on Form 20-F for the year ended December 31, 2023.

B. Liquidity and Capital Resources

Cash Flows

As of December 31, 2024, we had R$223.3 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for coming 12 months.

The following table shows the generation and use of cash for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022

	(in R$ thousands)
Cash Flow Data
Net cash inflow from operating activities	209,771	129,246	117,900
Net cash (outflow) from investing activities	(232,135)	222,964	131,838
Net cash (outflow) from financing activities	(429,230)	175,020	(215,507)

Our cash and cash equivalents include cash on hand, bank deposits, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 5(c) to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Inflow From Operating Activities

Our net cash inflow from operating activities was R$209.8 million in the year ended December 31, 2024, an increase of R$80.6 million, or 62%, from R$129.2 million in the year ended December 31, 2023. Net cash inflow for the year ended December 31, 2024 increased primarily due to the exchange variation gain on the financial instruments held by Vinci Compass, mainly due to the result on the financial instruments at amortized cost, which increased R$68.3 million in 2024 (as compared to a decrease of R$15.5 million in 2023).

Net Cash (Outflow) From Investing Activities

Our net outflow from investing activities was R$232.1 million in the year ended December 31, 2024, a decrease of R$455.1 million, or 204%, from a net cash from investing activities of R$223.0 million in the year ended December 31, 2023. This decrease primarily resulted from: (1) the payment of R$276.4 million in connection with the combination with Compass and the acquisition of Lacan and MAV Capital in the year ended December 31, 2024; and (2) a decrease in the sales (net of purchases) of financial instruments in the amount of R$250.0 million.

Net Cash (Outflow) From Financing Activities

Our net outflow from financing activities was R$429.2 million in the year ended December 31, 2024, a decrease of R$604.2 million, or 345% from a net cash from financing activities of R$175.0 million in the year ended December 31, 2023. This decrease primarily resulted from: (1) a decrease of R$471.8 million due to the issuance of convertible preferred shares in the year ended December 31, 2023; and (2) a decrease of R$96.2 million from principal and interest payments of loans and obligations.

For a discussion on our cash flow for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” of our annual report on Form 20-F for the year ended December 31, 2023.

Indebtedness

As of December 31, 2024, we had debt liabilities amounting to R$981.0 million. The following is a breakdown of our material indebtedness as of the date of this annual report:

•

Lease liabilities: lease liabilities were initially measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. As of December 31, 2024, we leased several offices with a remaining payment of R$119.5 million (discounted) under leases expiring from one to seven years.

•

Loans and obligations: as of December 31, 2024, our loans and obligations amounted to R$861.5 million. These comprised R$578.0 million in Series A convertible preferred shares, R$210.7 million in contingent consideration, R$55.2 million in commercial notes, R$10.5 million in consideration payable and R$7.2 million in bank securities and other obligations. For more information, see notes 15(i), 15(ii), 15(iii), 15(iv) and 15(v) to our audited consolidated financial statements.

The following is a breakdown of our remaining lease liabilities and loans and financing as of December 31, 2024:

	Total	Less than one year	1-3 years	3-5 years	More than five years
Lease liabilities	119.5	33.3	37.2	26.5	22.5
Loans and obligations	861.5	45.2	250.7	—	565.6

Total	981.0	78.5	287.9	26.5	588.1

Commercial Notes

On August 15, 2022, our subsidiary Vinci Soluções de Investimentos Ltda. issued 80,000 commercial notes in the total principal amount of R$80.0 million (par value R$1,000 per commercial note). The notes have a five-year tenor and mature on August 15, 2027. The notes accrue interest at the CDI rate plus 2.15% per annum and are to be amortized on a semi-annual basis, beginning on February 15, 2023. As of December 31, 2024, the outstanding balance of these notes amounted to R$55.2 million.

The agreement governing our commercial notes contains standard restrictive covenants, including financial covenants. This agreement provides for the acceleration of our obligations on the commercial notes upon the occurrence of an event of default as defined under such agreement. In addition, we are required to comply with financial covenants on an annual basis, beginning on December 31, 2022, and non-financial restrictive covenants. As of December 31, 2024, we were in compliance with the covenants set forth in our notes.

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

For further information on our loans and financing, see note 15 to the audited consolidated financial statements, included elsewhere in this annual report.

Contingent Considerations

As part of the business combinations carried out by Vinci Compass, amounts related to contingent considerations have been recognized in the entity’s liabilities. The amounts are initially estimated as part of the purchase price allocation process and are subsequently revaluated until the measurement final date of the obligations. For further information on our loans and financing, see note 15 to the audited consolidated financial statements, included elsewhere in this annual report.

Capital Expenditures

In the years ended December 31, 2024, 2023 and 2022, we incurred capital expenditures of R$19.3 million, R$36.7 million and R$6.5 million, respectively. The total capital expenditures as a percentage of net revenue from services rendered was 3.2%, 8.1% and 1.6% in the years ended December 31, 2024, 2023 and 2022, respectively. These capital expenditures mainly include expenditures related to (i) investments in systems and applications which are being developed to support our Retirement Services applications and (ii) agreements with investment placement agents relating to funds raised from investors in funds managed by us.

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

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D. Trend Information

Our Markets

Latin America has a population of 666 million and a combined GDP of US$6.4 trillion, which would make it the world’s third-largest economy—ahead of Germany (US$4.6 trillion), Japan (US$4.5 trillion), and India (US$3.6 trillion)—according to the IMF and the United Nations Population Portal.

Vinci Compass is present in the key Latin American markets that account for the largest share of the region’s population and GDP: Brazil, Mexico, Argentina, Chile, Colombia, Peru, and Uruguay. These countries represent approximately 90% of Latin America’s total GDP. Given the high levels of inequality in the region, analyzing population and income by wealth percentiles provides valuable insight into the range of opportunities that the Latin American market presents.

Ranking by wealth, the top 10% of the richest individuals in Latin America represent a population of 67 million people with a per capita income of US$53,000 per year. This segment is comparable in size to the United Kingdom, which has a population of 68 million and a per capita income of US$46,000 per year. The next 15% wealthiest group consists of approximately 100 million individuals with a per capita income of US$12,000, similar to the combined population and income level of Portugal and Turkey, which together have 97 million people and a per capita income of US$12,000. The middle 50% comprises a large segment of 330 million people, with an average per capita income of US$6,000—roughly in line with Indonesia, which has 280 million inhabitants and a per capita income of US$5,000. Finally, the bottom 25% represents approximately 170 million people with a per capita income of US$2,000, comparable to Nigeria. In sum, Latin America is a highly relevant market, encompassing a wide range of socioeconomic realities and offering significant potential for future growth. For more information on macroeconomic developments in Brazil and other Latin American countries, please see “—A. Operating Results—Macroeconomic Environment.”

Going forward, we believe the path continues to be for constructive macroeconomic environment, supported by a reduction in the rate of inflation, the normalization of interest rates in real terms and a recovery in consumer and business confidence indicators, which are important to improve the planning horizon of families and companies and increase the medium-term outlook for economic growth. Having rolled back all COVID-19-related fiscal and monetary stimuli, we believe the combination of economic growth and a stabilization of interest rates will create increasingly favorable tailwinds for the asset management industry in the coming years, notwithstanding a currently challenging macroeconomic environment as a result of concerns with respect to the fiscal situations and the effects of the 2024 U.S. presidential election.

Key market challenges—Brazilian market ripe for disruption

The Brazilian and broader Latin American asset management industry has been highly inefficient for decades, largely due to persistently high interest rates. These rates have historically reduced incentives for product innovation among incumbents and contributed to a concentration of investments within the traditional banking sector, which still accounts for the majority of institutional and retail assets across the region. We believe these structural inefficiencies have given rise to several significant market challenges—creating opportunities for disruption: (1) a highly concentrated market; (2) bureaucratic, asset-heavy infrastructures; (3) a limited selection of financial products; (4) promotion of suboptimal or inefficient investment solutions; (5) high costs and wide spreads; and (6) generally poor customer service across many providers.

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

•

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

•

Continued Shift of AUM from banks to Independent Investment firms—Our product offerings and our close relationship with our limited partners set us apart in the competition for fundraising opportunities coming from the shift of investments from traditional banks to independent investment firms.

•

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

Board of Directors

As of the date of this annual report, our board of directors is composed of 11 members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed such director, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or resignation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

The following table presents the names, ages and position of the current members of our board of directors.

Name	Age	Position
Gilberto Sayão da Silva	54	Chairman
Manuel Jose Balbontín Fernandez	62	Vice-Chairman
Alessandro Monteiro Morgado Horta	54	Director
Paulo Fernando Carvalho de Oliveira	54	Director
Lywal Salles Filho	78	Director
Rogério Ladeira Furquim Werneck	76	Director
Ana Marta Horta Veloso	56	Director
Guilherme Stocco Filho	50	Director
Sonia Consiglio	57	Director
Peter Ogilvie	42	Director
Jaime de la Barra	61	Director

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

Mr. Manuel J. Balbontín serves as vice-chairman of our board of directors. A founding partner of the Compass group, established in 1995, he previously held the role of managing director and founder of the New World Investments Group at Banco Santander in New York. Earlier in his career, Mr. Balbontín was director of capital markets and co-director of sales and trading at the Citicorp emerging markets group (ICFD), working across New York, London, and Tokyo. With extensive expertise in asset management, investment banking, and private capital investments, he has focused on Latin America and other emerging markets. He has also served on numerous for-profit and nonprofit boards. Mr. Balbontín earned a Bachelor of Science in Business Administration from Pontificia Universidad Católica de Chile and an MBA from Harvard Business School.

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

Mr. Rogério Ladeira Furquim Werneck is a member of our board of directors. Mr. Werneck holds a PhD in Economics from Harvard and is a professor at PUC-Rio. He has served as a member of our board of directors since 2017. After earning a BA in Economics from Universidade Federal de Minas Gerais, he went to graduate school at Fundação Getúlio Vargas, in Rio, where he later taught from 1975 to 1977. He has been, since 1977, one of the key faculty members of PUC-Rio’s prestigious Department of Economics, having served as its director for three long terms: 1980-1985, 2002-2009 and, more recently, 2016 to 2021. He is a biweekly columnist for two of the most important Brazilian newspapers, O Estado de São Paulo and O Globo.

Ms. Ana Marta Horta Veloso is a member of our board of directors. She holds a degree in Economics from UFMG (Universidade Federal de Minas Gerais) and a master’s degree in Economics from UFRJ (Universidade Federal do Rio de Janeiro). She has been a board member of Pontal Energy (since September 2023), Profarma S.A. (since May 2022), and Oceânica Engenharia S.A. (since September 2022). She was the vice-chair of the board at Enauta Participações S.A. (from July 2023 to July 2024). She is the president of the audit committee at Oceânica Engenharia S.A. and was the president of the ESG committee of Enauta Participações S.A., where she was also a member of the compensation committee. She has extensive experience both in the financial and electricity sectors, having been the chief executive officer and investor relations officer of Light S.A. between 2015 and 2017 and again from 2019 to October 2020. She also held the position of officer of Equatorial Energia between 2008 and 2015 and represented Equatorial in the board of directors of its invested companies, such as Cemar, Celpa and Gera Maranhão. In 2018, she served as a consultant for GP Investments and for Credit Suisse Energy Infrastructure Partners. Additionally, she was a board member and a member of the Audit Committee and Compensation Committee at Enel/Eletropaulo from 2018 to 2019, a board member and a member of several committees at Light from 2006 to 2010, a board member at Light from 2015 to 2017 and at Equatorial Energia from 2006 to 2008. She also was a representative of BNDES on the boards of directors of Acesita, Klabin, Vale, Valepar, and Globo Cabo (Net/Claro). She worked at BNDES between 1992 and 2005 and at Banco Pactual between 2000 and 2001, when she was on leave from BNDES, and later in Pactual again, between 2006 and 2008.

Mr. Guilherme Stocco Filho is a member of our board of directors. He has more than 20 years of experience in building up digital businesses and leading corporate transformations. He is responsible for carrying out successful projects in digital banking (Banco Original); startup investments (Domo Invest), mobile and e-commerce

(Buscapé), internet platforms (Microsoft), and advertising (Te Respondo). Currently, he is member of the boards of directors of TOTVS and Falconi Consultoria. He is also the co-founder of Futurum Capital. He is a frequent presenter on market trends and innovation, and has spoken at more than 120 events in Brazil, Latin America, Canada, the United States, Denmark, and the United Kingdom. He holds a degree in Business Administration from Fundação Armando Alvares Penteado – FAAP (1997) and also presents lectures on innovation at INSPER MBA in São Paulo, Brazil.

Ms. Sonia Consiglio is a member of our board of directors. She is a sustainability specialist with more than 25 years of experience in the field. She has been a member of the Fiscal Council of Coalizão Brasil, Clima, Floresta e Agricultura since January 2025; a member of the Advisory Council of “Elas Lideram,” a United Nations Global Compact Brazil movement, since January 2024; a member of the Advisory Council of Brazil Foundation since March 2023; and a member of the Technical Committee of Ekos Brazil since March 2020. She is also a columnist for one of Brazil’s leading economic newspapers, Valor Investe/Valor Econômico. She was recognized by LinkedIn as a Top Voice in Sustainability. Previously, she served as a director at the B3 between 2009 and 2019, having assumed the role of president of the Deliberative Council of the Corporate Sustainability Index (ISE), as vice-chair and chair of Rede Brasil for UN Global Compact between 2017 and 2019 and as vice-chair of the Advisory Council for CDP Latin America between 2018 and 2024. She also served as director of human resources and internal communications and superintendent for BankBoston and Bank of America between 1998 and 2006, as a superintendent of sustainability and institutional communications at Banco Itaú between 2007 and 2009, and as director of social responsibility at Febraban between 2006 and 2009. Ms. Consiglio is a well-acknowledged ESG and corporate communications expert in the financial services industry, having been recognized in 2016 by the United Nations Global Compact as a Sustainable Development Goals Pioneer, among only 10 people in the world. Ms. Consiglio holds a degree in journalism from Faculdade de Comunicação Cásper Líbero (1987).

Mr. Peter Ogilvie is a member of our board of directors. He is a partner and head of the Ares corporate strategy group. Additionally, he serves as the executive vice president for Ares Acquisition Corporation II, a special purpose acquisition company sponsored by Ares. Mr. Ogilvie has led the Areas corporate strategy group’s efforts on numerous landmark transactions. Prior to joining Ares in 2007, Mr. Ogilvie worked in the Leveraged Finance and Restructuring Group at Credit Suisse. Mr. Ogilvie holds a B.A. from Yale University in Economics.

Mr. Jaime de la Barra is a member of our board of directors. He is a founding partner at Compass in Chile, having joined the group in 1996. He is currently the Head of Global IP&S of Vinci Compass. Prior to founding Compass, he created and was the head of investment research for Grupo Santander in Chile and previously he was vice president, investment banking at Citicorp in Chile. Mr. de la Barra was a member of the Capital Markets Advisory Council of the Chilean Ministry of Finance between 2006 and 2021. Between 2016 and 2024, he was a board member of ICARE and chairman of its economics and finance circle. Additionally, he is a member of the advisory board of Endeavor-Chile. He was a lecturer in capital markets and financial institutions at Universidad de Los Andes and is currently a member of the executive board for Latin America of The Wharton School of the University of Pennsylvania. He is also a founding partner and former chairman of InBest, and one of the founders and former chairman of the Chilean Investment Fund Managers Association. Mr. de la Barra holds a bachelor’s of science degree in business administration from Pontificia Universidad Católica de Chile and an MBA (Palmer Scholar) from the Wharton School of the University of Pennsylvania.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Alessandro Monteiro Morgado Horta (our chief executive officer and a member of our board of directors), with broad experience in the financial services industry.

The following table lists the names, ages and position of our current executive officers:

Name	Age	Position
Alessandro Monteiro Morgado Horta	54	Chief Executive Officer
Bruno Augusto Sacchi Zaremba	50	President of Finance and Operations
Sergio Passos Ribeiro	52	Chief Financial Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business address for our executive officers is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

Bruno Augusto Sacchi Zaremba is our president of finance and operations. He is a member of the Board of Directors of several Vinci Compass portfolio companies, such as Austral, CBO, Domino’s Pizza, Vero Internet and Outback Steakhouse. Mr. Zaremba is also a member of the Board of Directors of Instituto Órizon, a nonprofit organization founded by Vinci Partners and three other alternative asset managers that works with the concept of venture philanthropy as applied to education- and Brazil-facing non-governmental organizations. Mr. Zaremba started his career in 1996 at Banco Pactual, where he worked as a sell side equity research analyst, leading research for banks, beverages, retail, food and tobacco. After becoming partner of Banco Pactual in 2001, he was assigned to lead the bank’s proprietary equity and debt investments in the U.S. Between 2006 and 2009, he worked in UBS Pactual Alternative Investments Management, with a focus in private equity. He joined Vinci Partners in 2009 as a partner, where he had been fully involved with our private equity strategy since the commencement of our operations. More recently, on top of senior roles across our Private Equity business, he has been appointed as responsible for Vinci Compass’ operations, finance, technology, corporate strategy and shareholder relations groups. Mr. Zaremba holds a bachelor’s degree in Economics from PUC-Rio, is a Chartered Financial Analyst, or CFA, and completed the OPM 50 program at the Harvard Business School.

Sergio Passos Ribeiro is our Chief Financial Officer. Between 2006 and 2009, he was responsible for accounting at Banco Pactual. He joined Banco Pactual in 1998 and was initially responsible for tax planning. Prior to his time at Banco Pactual, he was a financial consultant for PricewaterhouseCoopers. He holds a degree in Business Administration and Accounting from Universidade Santa Úrsula, an MBA in Finance from Ibmec RJ, and an Executive MBA from the COPPEAD Graduate School of Business of UFRJ.

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

For the years ended December 31, 2024 and 2023, the aggregate compensation expense for our key management personnel (including our executive officers and directors) for services in all capacities was R$24.0 million and R$16.7 million, respectively, which includes both benefits paid in kind and compensation. See note 22(a) to our audited consolidated financial statements included elsewhere in this annual report. We have not historically provided any pension, retirement or similar benefits to our directors or executive officers as part of their compensation and consequently we have not accrued any amounts for pension, retirement and similar benefits for our directors and executive officers.

Employment Agreements

None of our executive officers have entered into employment agreements with the Company. We have entered into director services agreements with Mr. Lywal Salles Filho and with our independent directors, and such agreements do not provide for any benefits upon termination of their employment with the Company.

Long-Term Incentive Plans

Stock Option Plans

We have implemented stock option long-term incentive plans for eligible employees (each, a Stock Option Plan). The Stock Option Plans govern the issuance of equity incentive awards with respect to our Class A common shares. In the first issuance of stock options under our first Stock Option Plans, which was approved by our board of directors in May 2021, we issued stock options to certain eligible employees representing 2.775% of our common shares outstanding. Such options have an exercise price per share equal to US$18.00 (which was the price per share of our Class A common shares sold in our initial public offering), will vest ratably over a period of three years from February 1, 2021. Participants have the right to exercise their vested options for one year as of February 1, 2024. As of December 31, 2024, we had granted stock options outstanding with respect to 1,482,753 Class A common shares under this plan, and no options had been exercised by any of our employees.

In February 2023, our board of directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. As of December 31, 2024, we had granted stock options outstanding with respect to 1,099,472 Class A common shares under this plan.

In January 2024, our board of directors approved a third Stock Option Plan (as amended in March 2024), which aims to grant up to 1,413,650 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11.04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027. As of December 31, 2024, we had granted stock options outstanding with respect to 1,260,892 Class A common shares under this plan.

In January 2025, our board of directors approved a fourth Stock Option Plan, which aims to grant up to 2,569,000 options, each entitling the beneficiary to purchase one Class A common share. 1,717,994 of such options have an exercise price per share in the amount of US$9.81, while 851,006 options have an exercise price per share in the amount of US$12.50. Unless otherwise provided in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2028.

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

Restricted Shares Plan

We have implemented a Restricted Shares Plan for eligible employees, which was approved by our board of directors on April 4, 2022. The Restricted Shares Plan governs the issuance of equity incentive awards, or RSUs, with respect to our Class A common shares. We expect that the Restricted Shares Plan will not exceed 1.65% of our common shares at any given time. We expect to issue shares to certain eligible employees at no cost. Such shares will vest ratably over a period from one to six years. As of December 31, 2024, we had granted 781,881 Class A RSUs and there were 616,158 RSUs outstanding under this plan.

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

Committees of the Board of Directors

Our board of directors has three standing committees: the audit committee, the sustainability committee, and the innovation committee. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

At a board meeting held on February 26, 2025, our board approved changes to the composition of our committees. Going forward, all board committees will be formally composed exclusively of board members. However, the board acknowledged the valuable insights and contributions of non-board executives to committee discussions, all non-board members of committees were encouraged to continue to participate in meetings as non-voting observers. For purposes of this annual report, such persons are not considered members of any committee described herein.

Audit Committee

The members of our audit committee are Ana Marta Horta Veloso, Guilherme Stocco Filho, Rogério Ladeira Furquim Werneck, and Sonia Consiglio, who assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Ana Marta Horta Veloso serves as chairperson of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate. Ana Marta Horta Veloso is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso, Guilherme Stocco Filho and Sonia Consiglio satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Sustainability Committee

The members of the sustainability committee are Sonia Consiglio, who is the chairperson, Gilberto Sayão da Silva and Alessandro Monteiro Morgado Horta. The sustainability committee was established to advise our board of directors on sustainability-related practices based upon three main pillars:

•	Businesses: promoting responsible investments from a business perspective to map and understand material risks as well as opportunities;

•

Promotion (industry and market): expand formal commitments to our sustainability agenda and actively participate in sectoral associations and interest groups to disseminate knowledge and help strengthen the theme in Brazil; and

•

Culture & Practices: strengthen our sustainability culture across all areas of the firm, develop our private social investment policy to maximize our philanthropic efforts, and introduce and support relevant sustainable agendas (e.g., climate change; carbon footprint; inclusion).

Innovation Committee

The members of the innovation committee are Guilherme Stocco Filho, who is the chairperson, Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta Lywal Salles Filho, and Ana Marta Horta Veloso.

The innovation committee seeks to foster the creativity and development of Vinci Compass by evaluating which measures should be taken to expand our digital skills, and evaluating cyber risks and measures to minimize them. The innovation committee discusses topics such as big data, artificial intelligence and blockchain, examining how they can be incorporated into Vinci Compass’ business. On a more pragmatic approach, the committee has two main agendas: (i) leveraging big data to support investment decisions and capital allocation, and (ii) use AI/machine learning to improve our distribution efficiency. We believe innovation has a great transformational potential, and, through the automation and optimization of processes, promotes important gains for governance, transparency, and compliance.

D.	Employees

As of December 31, 2024, 2023 and 2022, we had 594, 275 and 283 full-time employees, respectively. As of December 31, 2024, all our employees were based in our offices in Buenos Aires, Bogotá, Lima, Mexico City, Miami, Montevideo, New York, Recife, Ribeirão Preto, Rio de Janeiro, São Paulo and Santiago.

The table below breaks down our full-time personnel by function as of December 31, 2024:

Function	Number of Employees	% of Total
Client relations	110	19%
Credit	61	10%
Global IP&S	48	8%
Real assets	38	6%
Equities	23	4%
Private equity	20	3%
Corporate advisory	10	2%
Support areas	284	48%

Total	594	100%

Our employees in Brazil are affiliated with the union of capital markets employees for the geographic area in which they work.

E.	Share Ownership

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

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares and our Series A convertible preferred share as of December 31, 2024.

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

Unless otherwise indicated below, the address for each beneficial owner is c/o Vinci Compass, Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

	Shares Beneficially Owned						% of Total Voting Power(1)
	Common Shares				Preferred Shares
Shareholders	Class A		Class B		Series A
	Shares	%	Shares	%	Shares	%
5% Shareholders
Gilberto Sayão da Silva(2)	—	—	14,466,239	100.0%	—	—	71.8%
Alessandro Monteiro Morgado Horta	8,266,422	16.7%	—	—	—	—	4.1%
Ares Management LLC(3)	7,354,020	14.8%	—	—	100,000	100.0%	3.6%
Costanera Management LLC(4)	7,022,893	14.2%	—	—	—	—	3.5%
Compass Group Cayman Ltd.(5)	4,760,491	9.6%	—	—	—	—	2.4%
SPX Gestão de Recursos Ltda.(6)	3,368,286	6.8%	—	—	—	—	1.7%

Executive Officers and Directors
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0%	—	—	71.8%
Alessandro Monteiro Morgado Horta	8,266,422	16.7%	—	—	—	—	4.1%
Paulo Fernando Carvalho de Oliveira	1,859,944	3.8%	—	—	—	—	0.9%
Lywal Salles Filho	226,661	0.5%	—	—	—	—	0.1%
Guilherme Stocco Filho	—	—	—	—	—	—	—
Ana Marta Horta Veloso	—	—	—	—	—	—	—
Rogério Ladeira Furquim Werneck	—	—	—	—	—	—	—
Bruno Augusto Sacchi Zaremba	1,446,624	2.9%	—	—	—	—	0.7%
Sergio Passos Ribeiro	986,422	2.0%	—	—	—	—	0.5%
Sonia Consiglio	—	—	—	—	—	—	—
Peter Ogilvie	—	—	—	—	—	—	—
Manuel Jose Balbontín Fernandez(4)	7,022,893	14.2%	—	—	—	—	3.5%
Jaime de la Barra(5)	4,760,491	9.6%	—	—	—	—	2.4%
All directors and executive officers as a group (13 persons)	24,569,457	49.6%	14,466,239	100.0%	—	—	83.9%

Other Pre-IPO Vinci Partners Brazil Shareholders(7)	12,793,148	25.8%	—	—	—	—	6.3%

Other Public Float Shareholders	12,217,511	24.6%	—	—	—	—	6.1%

Total(8)	49,580,116	100.0%	14,466,239	100.0%	100,000	100.0%	100.0%

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

(4)

Based on a statement on Schedule 13D jointly filed on November 8, 2024 by Costanera Management LLC, Manuel Jose Balbontín Fernandez and Corina Beatriz Ulivi, the date of the last available Schedule 13D filed by such persons with the SEC. Such statement states that Costanera Management LLC is ultimately controlled by Manuel Jose Balbontín Fernandez and Corina Beatriz Ulivi; that by virtue of these relationships, Messrs. Manuel Jose Balbontín Fernandez and Corina Beatriz Ulivi may be deemed to beneficially own the common shares owned directly by Costanera Management LLC; that such statement shall not be deemed an admission that such persons are beneficial owners of our common shares for purposes of the Exchange Act or for any other purpose; and that each of such persons disclaims beneficial ownership of our common shares reported herein except to the extent of such person’s pecuniary interest therein. Such persons’ business address is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

(5)

Based on a statement on Schedule 13D jointly filed on November 8, 2024 by Compass Group Cayman Ltd., Matías Rodriguez and Jaime de la Barra, the date of the last available Schedule 13D filed by such persons with the SEC. Such statement states that Compass Group Cayman Ltd. is ultimately controlled by Messrs. Matías Rodriguez and Jaime de la Barra; that by virtue of these relationships, Messrs. Matías Rodriguez and Jaime de la Barra may be deemed to beneficially own the common shares owned directly by Compass Group Cayman Ltd.; that such statement shall not be deemed an admission that such persons are beneficial owners of our common shares for purposes of the Exchange Act or for any other purpose; and that each of such persons disclaims beneficial ownership of our common shares reported herein except to the extent of such person’s pecuniary interest therein. Such persons’ business address is 590 Madison Avenue, 33rd Floor, New York, New York, 10022.

(6)

Based on a statement on Schedule 13F filed by SPX Gestão de Recursos Ltda. on February 7, 2025, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is Rua Humaita, 275, 5th floor, Rio de Janeiro, Rio de Janeiro 22261-005, Brazil.

(7)	Includes all shareholders of Vinci Partners Investimentos Ltda. prior to our IPO that are not directors or executive officers of Vinci Compass.
(8)

Does not include (i) 4,650,617 Class A common shares held in treasury, and (ii) the 7,354,020 Class A common shares beneficially owned by Ares, which would result from the conversion of its Series A convertible preferred shares as described in footnote (3) above.

Existing Shareholders’ Agreements

Liquidity Restrictions on Pre-IPO Quotaholders

The quotaholders of Vinci Compass Brazil prior to the contribution of our shares into Vinci Partners in connection with our IPO, or our Pre-IPO Quotaholders, agreed to certain liquidity restrictions in respect of the Class A common shares and Class B common shares that they received in exchange for such contribution, or the Liquidity Restrictions. These Liquidity Restrictions consist primarily of volume limitations on their ability to sell their common shares, with a restriction on any sales of common shares through the second anniversary of the date of the IPO, with a portion of our Pre-IPO Quotaholders’ common shares available for sale beginning on the second anniversary of the date of the IPO, with full liquidity rights to the common shares upon the fifth anniversary of the date of the IPO, provided, however, that in no event shall aggregate sales by all Pre-IPO Quotaholders of their common shares during any six-month period exceed 5% of our outstanding share capital during such six-month period.

Liquidity Restrictions on Compass’ Former Partners

Compass’ former partners agreed to certain liquidity restrictions in respect of the Class A common shares that they received after our business combination with Compass. These Liquidity Restrictions consist primarily of volume limitations on their ability to sell their common shares, with full liquidity rights to the common shares upon January 31, 2026, provided, however, that all of Compass’ former partners are subject to the same volume limitation applicable to the Pre-IPO Quotaholders. Therefore, in no event shall aggregate sales by all such holders of their common shares during any six-month period exceed 5% of our outstanding share capital during such six-month period.

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

Receivables from Related Parties

We paid refundable expenses for non-operational related companies. As of December 31, 2024 and 2023, we had receivables from these companies in the amount of R$23.3 million and R$4.0 thousand, respectively.

Employees Loans

We advanced payments to our employees, in which the amount is rated at the CDI Rate, in the amount of R$15.1 million and R$5.5 million in the years ended December 31, 2024 and 2023, respectively.

Receivables from Employees

We sold part of our treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029 and as restated by an inflation index. These receivables amounted to R$29.2 million and R$18.8 million in the years ended December 31, 2024 and 2023, respectively.

Loan to Compass Group Cayman Ltd.

On October 29, 2024 (as amended on March 31, 2025), we granted a loan to Compass Group Cayman Ltd. in the principal amount of US$3.5 million. The proceeds of this loan will be used by Compass Group Cayman Ltd. to fund (i) redemptions, repurchases and other acquisitions of equity interests in Compass Group Cayman Ltd., and (ii) the refinancing of existing redemptions, repurchases and other acquisitions of equity interests in Compass Group Cayman Ltd. This loan will mature on October 29, 2034 and will bear no interest.

Registration Rights Agreement

On October 29, 2024, in connection with closing of our business combination with Compass, we and the Compass founders, Manuel José Balbontín and Jaime de la Barra, entered into a registration rights agreement, or the RRA. Under the RRA, the Compass founders are able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities following the third anniversary of the business combination. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, we shall not be required to conduct more than two underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by us after the closing of the business combination, provided that certain conditions are met. The foregoing description is only a summary of the RRA and is qualified in its entirety by reference to the full text of the RRA, which is filed as an exhibit hereto and is incorporated by reference herein.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS Accounting Standards.

Dividends and Dividend Policy

Overview

We intend to pay quarterly cash dividends on our common shares initially at an amount equal to at least 70% of our Distributable Earnings, or 100% of profit of the period, the lower of the two.

We can repurchase shares to reach the 70% of Distributable Earnings distribution if 100% of profit of the period is not enough to support a full cash distribution.

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

In the years ended December 31, 2024, 2023 and 2022, we paid dividends totaling R$203.2 million, R$190.1 million and R$211.3 million, respectively.

In the year ended December 31, 2024, we declared dividends per share related to earnings in the amount of US$9.1 million for the first quarter of 2024, US$9.0 million for the second quarter of 2024, and US$8.4 million for the third quarter of 2024—totaling US$26.5 million, or R$145.6 million, which amounts were entirely paid as of December 31, 2024.

In the year ended December 31, 2024, holders of the Series A convertible preferred shares received dividends in cash amounting to US$7.4 million, or R$39.0 million.

On February 26, 2025, Vinci Compass declared a quarterly dividend distribution of US$0.15 per common share to shareholders of record as of March 13, 2025 amounting to US$9.5 million, or R$55.0 million, which was paid on March 27, 2025.

Certain Cayman Islands and Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of its profit, its share premium account or out of any other sources or reserves (other than paid up capital), provided that such payment does not result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

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

As of December 31, 2024, we had not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for which we believe a loss is probable in accordance with accounting rules. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

For further information, see note 24 to our audited consolidated financial statements.

Civil Matters

The civil claims to which we could be a party generally relate to consumer claims, including those related to portfolio management. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of December 31, 2024, we were not aware of any legal proceedings of a civil nature for which we believe a loss is probable in accordance with applicable accounting rules.

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

As of December 31, 2024, we were party to six labor-related judicial proceedings though we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for labor-related matters for which we believe a loss is probable in accordance with accounting rules. Out of those six proceedings, we were party to three labor lawsuits totaling R$0.5 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

Tax and Social Security Matters

As of December 31, 2024, we were party to two administrative proceedings, which amounted to a total of R$23.3 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. The main proceeding was filed in 2018 to charge debts related to IRPJ/CSLL/PIS/COFINS for the 2013 fiscal year, and amounted to a R$19.5 million payment, which already corresponds to the principal amount plus the fines and interest as of December 31, 2024. The other proceeding relates to social security contributions on profit sharing payments to employees made in 2011. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

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

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

In January 2021, we completed our IPO. Our common shares have been listed on the Nasdaq Global Select Market since January 2021 under the symbol “VINP.”

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

Our Articles of Association authorize the issuance of up to 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association) and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association. As of December 31, 2024, we had 49,580,116 Class A common shares and 14,466,239 Class B common shares of our authorized share capital issued and outstanding. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding.

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

As of December 31, 2024, we had a total issued share capital of US$3,202.31, divided into 64,046,355 common shares. Those common shares were divided into 49,580,116 Class A common shares and 14,466,239 Class B common shares. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding.

Treasury Stock

As of December 31, 2024, Vinci Compass had 4,650,617 Class A common shares in treasury.

Issuance of Shares

Except as expressly provided in Vinci Compass’ Articles of Association, Vinci Compass’ board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount to par, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, Vinci Compass shall not issue bearer shares.

Vinci Compass’ Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a statutory amalgamation, merger, consolidation, arrangement or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby a holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow such holder to maintain its proportional ownership interests in Vinci Compass (following an offer by Vinci Compass to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vinci Compass pursuant to Vinci Compass’ Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, the holder of our Class B common shares will continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Vinci Compass’ Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

Vinci Compass’ fiscal year begins on January 1 of each year and ends on December 31 of the same year.

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

Vinci Compass’ Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

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

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if Vinci Compass issues Class A common shares, it must first make an offer to the holders of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vinci Compass. This right to maintain a proportional ownership interest may be waived by holders of Class B common shares.

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

No class of Vinci Compass’ common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in Vinci Compass’ Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Vinci Compass is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which Vinci Compass is a party, or (2) tender or exchange offer by Vinci Compass to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at, any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Vinci Compass’ board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Vinci Compass at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Vinci Compass in respect of the shares that such shareholder holds must have been paid.

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

As a Cayman Islands exempted company, Vinci Compass is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Vinci Compass may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in Rio de Janeiro, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Vinci Compass’ Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

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

Vinci Compass will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

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

Pursuant to Vinci Compass’ Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Vinci Compass is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Vinci Compass and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Vinci Compass and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Vinci Compass and any person or persons to waive or limit the same, shall apply Vinci Compass’ property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Vinci Compass.

Changes to Capital

Pursuant to the Articles of Association, Vinci Compass may from time to time by ordinary resolution:

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

Vinci Compass’ shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, Vinci Compass may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Vinci Compass may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

Our Class A common shares are traded on the Nasdaq in book-entry form and may be transferred in accordance with Vinci Compass’ Articles of Association and Nasdaq’s rules and regulations.

However, Vinci Compass’ board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Vinci Compass in respect thereof;

•

the instrument of transfer is lodged with Vinci Compass, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Vinci Compass; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and the Articles of Association permit Vinci Compass to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Vinci Compass, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We intend to pay quarterly cash dividends on our common shares initially at an amount equal to at least 70% of our Distributable Earnings, or 100% of profit of the period, the lower of the two. We can repurchase shares to reach the 70% of Distributable Earnings distribution if 100% of profit of the period are not enough to support a full cash distribution. Subject to the Companies Act, our board of directors may, from time to time, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. Dividends may be declared and paid out of funds lawfully available to Vinci Compass. We do not have a legal obligation to pay a quarterly dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends. Except as otherwise provided by the rights attached to shares and the Articles of Association of Vinci Compass, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of Vinci Compass’ common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

Vinci Compass is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to eleven directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Vinci Compass’ shares are admitted to trading on the Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

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

For more information on our current directors, please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Proceedings of the Board of Directors

The Articles of Association provide that Vinci Compass’ business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Vinci Compass, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of Vinci Compass shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent Vinci Compass’ accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Our Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, are recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Vinci Compass must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Vinci Compass is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Vinci Compass, the person or member aggrieved (or any shareholder of Vinci Compass, or Vinci Compass itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

Vinci Compass is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Vinci Compass or management that shareholders may consider favorable. In particular, the capital structure of Vinci Compass concentrates ownership of voting rights in the hands of Mr. Sayão da Silva. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Vinci Compass to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Vinci Compass. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Vinci Compass are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since Gilberto Sayão da Silva owns of all of the Class B common shares, Mr. Sayão da Silva currently has the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as Mr. Sayão da Silva has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vinci Compass, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vinci Compass has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vinci Compass. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 71.8% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.”

Preferred Shares

Vinci Compass’ board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Vinci Compass’ board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of the Company.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Vinci Compass in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Vinci Compass, general corporate claims against Vinci Compass by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Vinci Compass’ Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Vinci Compass, or derivative actions in Vinci Compass’ name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Vinci Compass; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

On October 29, 2024, in connection with closing of our business combination with Compass, we and the Compass founders, Manuel José Balbontín and Jaime de la Barra, entered into a registration rights agreement, or the RRA. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” In addition, certain other shareholders of Vinci Compass will, subject to the Liquidity Restrictions described in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Existing Shareholders’ Agreements,” be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to Vinci Compass and the laws applicable to companies incorporated in the United States and their shareholders.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies; provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Vinci Compass is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

In principle, Vinci Compass itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Vinci Compass in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Vinci Compass has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Vinci Compass’ Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Vinci Compass to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law).

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•

Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

•

Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;

•

Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either;

•

Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third-party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule; and

•

Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Borrowing Powers

Vinci Compass’ directors may exercise all the powers of Vinci Compass to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Vinci Compass or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Vinci Compass’ Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Vinci Compass or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Vinci Compass’ directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Vinci Compass’ Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, which will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Vinci Compass’ Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Vinci Compass’ Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Vinci Compass’ Articles of Association do not provide for cumulative voting. As a result, the shareholders of Vinci Compass are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Cayman Islands law has no comparable statute. As a result, Vinci Compass cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

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

Under the Companies Act, Vinci Compass may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). Vinci Partners’ articles of association also give its board of directors authority to petition the Cayman Islands Court to wind up Vinci Compass.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Vinci Compass’ Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Vinci Compass’ Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Vinci Compass’ Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Vinci Compass’ Articles of Association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on Vinci Compass’ shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets, and receive directly our proportionate share of the income, of any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. As an investment platform, we generate active income primarily from our management services. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, we believe that we were likely not a PFIC for our 2024 taxable year. However, this belief is based in part on our determination of the value of our equity utilizing various criteria, including discounted cash flows, market prices for certain of our assets and a control premium, which differs from the market price of our Class A common shares. Using similar criteria, we believe that we were likely not a PFIC for our 2023 taxable year. For 2022 and prior taxable years, our expectation as to whether or not we were a PFIC was based on the market price of our Class A common shares. Whether we were a PFIC in 2024, and whether we will be a PFIC in any future year, is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; (ii) our PFIC status for any taxable year depends on the composition of our income and assets and the value of our assets from time to time (which may be uncertain and potentially volatile); and (iii) the law applicable to determining whether our goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation. To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we were not a PFIC in 2024 or that we will not be a PFIC for any future taxable year. In addition, there can be no assurance that the IRS will agree with our conclusion or our methodology for determining, or our determination of, the value of our goodwill. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and securities prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by us and to meet our business strategy.

Currency Risk

We are subject to foreign currency risk in connection with our international operations. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not our functional currency. See note 4.1(b)(i) to our audited consolidated financial statements for a summary of the foreign assets and liabilities to which we are exposed.

Interest Rate Risk

Our financial performance is sensitive to fluctuations in interest income derived from financial investments portfolio, which vary in response to changes in interest rates. See note 4.1(d) to our audited consolidated financial statements for a summary of our sensitivity to changes in interest rates.

Price Risk

Price risk is the risk that arises from investments held by the group and classified in the balance sheet at fair value through profit or loss, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

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

See note 4.1(c) of our audited consolidated financial statements for a summary of our net debt as of December 31, 2024, 2023 and 2022.

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to the material weaknesses discussed in “Item 3. Key Information—D. Risk factors—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer, or CFO, as of December 31, 2024 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2024, our internal controls were not effective due to the material weaknesses discussed above.

In accordance with the directive issued by the SEC that the evaluation of a recently acquired business can be omitted from the management report on internal control in the period of disclosure in the year in which the acquisition or business combination occurred, management excluded the assessment of the effectiveness of internal control disclosure period for Compass, whose total assets, net assets and net revenue amounted to approximately 14.4%, 15.3% and 14.7%, respectively, of our total assets, net assets and net revenue as of and for the year ended December 31, 2024.

C.	Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm because, as an “emerging growth company,” as defined under the JOBS Act, we are exempt from this requirement.

D.	Changes in internal control over financial reporting

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2024, 2023 and 2022. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS Accounting Standards and the SEC and managing access to our systems, data and end-user computing, or EUC, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, in 2021, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies. In 2022, such consultant, along with the Company, mapped out the processes and designed a risk and control framework relating to internal controls over financial reporting, and suggested action plans for some of our internal controls to be validated by the applicable staff. The consultant’s work was completed in 2023 and has enabled us to focus on control gaps and related action plans. Notwithstanding, as the risk and control framework requires continuous updating, new risks and controls or control gaps that are not mapped in the current assessment may arise.

Moreover, we identified control deficiencies as of December 31, 2024, 2023 and 2022, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Moreover, our entity level controls are inadequate due to the lack of formalized procedures and controls in several processes. Consequently, our business is exposed to risk from potential noncompliance with internal policies, which could result in reputational harm.

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

ITEM 16B. Code of ethics

We have adopted a code of ethics applicable to the board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. Since its effective date, we have not waived compliance with our code of ethics.

ITEM 16C. Principal accountant fees and services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2024 and 2023. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2024 and 2023. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 in connection with our initial public offering, and such ongoing appointment was approved by our audit committee for each of the three years ended December 31, 2024:

	For the Year Ended December 31,
	2024	2023
	(in R$ thousands)
Audit fees	1,323	1,229
Audit-related fees	2,833	122
Tax fees	—	—
All other fees	—	364

Total	4,156	1,715

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

Tax fees

In 2024, there were no tax fees billed for professional services for tax compliance, tax advice and tax planning.

All other fees

All other fees relate to fees in connection with due diligence services rendered in connection with our business combination with Compass. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Our History—Business Combination with Compass.”

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

ITEM 16D. Exemptions from the listing standards for audit committees

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Status.”

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

On February 10, 2023, our board of directors approved a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of our outstanding Class A common shares across both plans. These plans were approved to replace the plans approved on June 15, 2022, which were set to expire on the date that the R$60.0 million buyback limit set thereunder is reached. The new buyback and repurchase plans commenced on the expiration date of the legacy plans, and did not have specified expiration dates, other than when the R$60.0 million buyback limit was reached. We financed purchases with existing cash balances derived from our Distributable Earnings, which did not have a material impact on capital levels. Under the share buyback plan, buybacks were made from time-to-time in open market and negotiated purchases in compliance with Rule 10b-18 under the Exchange Act. The specific prices, numbers of shares and timing of purchase transactions were determined by us from time to time in our sole discretion. Under the share repurchase plan, repurchases were carried out by a broker, as agent of the Company, from time-to-time in open market and negotiated purchases, and in compliance with Rule 10b5-1(c)(1)(i)(B) under the Exchange Act. In either case, buybacks were subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors.

On September 26, 2024, our board of directors approved a share buyback plan and a share repurchase plan to buy back up to US$15.0 million of our outstanding Class A common shares across both plans. These plans were approved to replace the plans approved on February 10, 2023, which are set to expire on the date that the R$60.0 million buyback limit set thereunder is reached. The new buyback and repurchase plans commenced on the expiration date of such legacy plans, and did not have specified expiration dates, other than when the US$15.0 million buyback limit is reached. We plan to finance purchases with existing cash balances derived from our Distributable Earnings, which will not have a material impact on capital levels. Under the share buyback plan, buybacks will be made from time-to-time in open market and negotiated purchases in compliance with Rule 10b-18 under the Exchange Act. The specific prices, numbers of shares and timing of purchase transactions will be determined by us from time to time in our sole discretion. Under the share repurchase plan, repurchases will be carried out by a broker, as agent of the Company, from time-to-time in open market and negotiated purchases, and in compliance with Rule 10b5-1(c)(1)(i)(B) under the Exchange Act. In either case, buybacks will be subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors.

Set forth below, in tabular format, is disclosure on the repurchase of our Class A common shares for the year ended December 31, 2024.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Real Value of Shares that May Yet Be Purchased under the Plans or Programs(1)
January 1 to January 31, 2024	—		—	—	8,070,589
February 1 to February 29, 2024	—		—	—	10,992,780
March 1 to March 31, 2024	533,981	R$	53.00	533,981	6,422,316
April 1 to April 30, 2024	—		—	—	6,422,316
May 1 to May 31, 2024	69,938	R$	59.45	69,938	5,792,104
June 1 to June 30, 2024	150,197	R$	58.33	150,197	4,377,247
July 1 to July 31, 2024	56,293	R$	60.61	56,293	3,825,484
August 1 to August 31, 2024	123,785	R$	59.64	123,785	2,633,370
September 1 to September 30, 2024	193,966	R$	55.83	193,966	14,065,238
October 1 to October 31, 2024	240,759	R$	56.81	240,759	11,856,308
November 1 to November 30, 2024	173,946	R$	60.50	173,946	10,156,899
December 1 to December 31, 2024	192,938	R$	62.99	192,938	8,194,165

Total	5,292,807	R$	57.33	5,292,807	8,194,165

(1)

For convenience purposes only, amounts in reais as of December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

•

Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

•

Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;

•

Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either;

•

Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third-party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule; and

•

Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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

ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

ITEM 16J. Insider trading policies
We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons. Our statement of trading policies is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our statement of trading policies is filed as an exhibit to this annual report on Form
20-F.
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
Cybersecurity Framework
Our cybersecurity framework covers detection, prevention, mitigation, countermeasures, monitoring, alerting, and reporting solutions. We use several solutions that work in layers to provide the necessary security for the business and mitigate the risks. We work with a third-party security partner, or more specifically a Managed Security Services Provider, or MSSP, in several activities within the framework. This framework includes but it is not limited to:

•	Security and incident response policies : every employee must agree and sign our policies, which are all available on our intranet;

•	Staff information security training : annual staff information security training, which is part of our mandatory refresh program and is managed by our cybersecurity team;

•	Vulnerability management : monthly “scans” are performed on our IT infrastructure, which are provided by our MSSP;

•	Compliance management : the creation of security and control baseline based on the CIS benchmark for our IT infrastructure, and which is provided by our MSSP;

•	Patch management : the periodic installation of security updates on our IT environment;

•	Penetration tests : annual penetration tests are performed on applications and Internet perimeter, and we use third parties to perform this activity;

•	Brand monitoring : this service provides security against potential frauds using the “Vinci Compass” brand and is provided by our MSSP;

•	Phishing tests : annual phishing tests for all employees, the results of which are discussed in our security training materials;

•	Security operations center : a full-time (24x7x365) security operations center that monitors our IT infrastructure through our MSSP;

•
Technical solutions
: these include perimeter defense (e.g., firewalls and web application firewalls), endpoint protection, anti-spam and anti-phishing tools, malicious
e-mails
detection and blocking, internet access control and filtering, and multifactor authentication for all employees;

•	Weekly cybersecurity meetings : our cybersecurity team have weekly meetings to discuss any applicable risks and their respective action plans; and

•
Business continuity management
: a daily process used to replicate and copy relevant business applications from our main production services and send it to a disaster recovery site, which is tested on an annual basis.

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
Management, in turn, is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Once a cybersecurity threat is identified from the given framework, it is discussed within the cybersecurity team to evaluate its respective risk. The team also engages a third-party to assist evaluating the risk from a technical perspective monthly and on demand. Threats and risks are discussed weekly by the cybersecurity team, monthly with our chief financial officer and quarterly with the cybersecurity committee’s meetings, or on demand, as needed. Security incidents are reported to our cybersecurity committee, in alignment with the company’s incident response policy.
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
Data Centers and Cloud Services Software
We have a private cloud hosted in Cirion datacenter provider in Brazil, where the primary data center is located in Rio de Janeiro, and the secondary disaster recovery data center is located in Cotia, São Paulo. Our data center provider maintains a reliable infrastructure, which includes redundant equipment and multiple vendors, such as telecommunications carriers, uninterruptible power supplies, and generators. The secondary site is designed to support our services if the primary site becomes unavailable, as servers and data are periodically replicated to the disaster recovery center.
We have some countries with business-relevant IT infrastructure in datacenters within their offices, such as Chile, Argentina, Peru and Mexico. System backups are stored in Microsoft Azure on a daily basis.
We use Microsoft M365 cloud services for data storage, email and chat communications, and tools that support productivity, collaboration, and security across the organization. Microsoft M365 enables collaboration through applications such as Microsoft Teams, SharePoint, and OneDrive, which allow employees to share and co-author
documents in real time, regardless of location. This supports more efficient workflows and decision-making across teams. The platform also includes security features, such as threat protection, data loss prevention, and encryption, which help safeguard sensitive company data and support compliance with applicable regulations. This is particularly relevant for businesses that manage confidential client information or operate in regulated sectors. In addition, Microsoft M365 offers scalability and flexibility due to its cloud-based infrastructure, allowing us to adjust IT resources as needed without significant upfront investment in hardware.
We also use Microsoft Azure cloud services for client-facing systems accessible via the Internet. These services provide a redundant infrastructure designed to ensure high availability and minimize downtime, which is important for maintaining continuity and delivering a consistent client experience.
Cybersecurity Incidents and Threats
In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Risks Relating to Our Business and Industry—Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise
, or disruption of our services could expose us to liability and protracted and costly litigation and damage our reputation” in this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-70 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association of Vinci Partners Investments Ltd. (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

1.2	Certificate of Designations of Series A Convertible Preferred Shares, Par Value US$0.00005, of Vinci Partners Investments Ltd. dated October 26, 2023 (incorporated herein by reference to Exhibit 99.1 of our Current Report on Form 6-K (File No. 001-39938) filed with the SEC on October 26, 2023).**

2.1	Description of Securities registered under Section 12 of the Exchange Act.*

4.1	Vinci Partners Investments Ltd. 2021 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-271473) filed with the SEC on April 27, 2023).**

4.2	Vinci Partners Investments Ltd. 2023 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to our registration statement on Form S-8 (File No. 333-271473) filed with the SEC on April 27, 2023).**

4.3	Vinci Partners Investments Ltd. 2022 Restricted Share Unit Award Plan (incorporated herein by reference to Exhibit 99 to our registration statement on Form S-8 (File No. 333-264118) filed with the SEC on April 4, 2022).**

4.4	Securities Purchase Agreement dated October 10, 2023, by and among Vinci Partners Investments Ltd. and Ares Investments Holdings LLC (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (File No. 001-39938) filed with the SEC on October 10, 2023).**

4.5	Vinci Partners Investments Ltd. 2024 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-276712) filed with the SEC on filed January 26, 2024).**

4.6	Vinci Partners Investments Ltd. 2024 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-278660) filed with the SEC on April 12, 2024).**

4.7	Vinci Partners Investments Ltd. 2025 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-284588) filed with the SEC on January 29, 2025).**

4.8	Registration Rights Agreement, dated October 29, 2024, by and among Vinci Partners Investments Ltd., Manuel José Balbontín and Jaime de la Barra.*

8.1	List of subsidiaries.*

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

11.1	Global Code of Ethics and Whistleblower Policy, as adopted in November 2024.*

11.2	Statement of Trading Policies, as adopted on February 24, 2023 (incorporated herein by reference to Exhibit 99.1 to our annual report on Form 20-F (File No. 001-39938) filed with the SEC on April 18, 2024).**

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.*

97.1	Compensation Recoupment Policy, as adopted on October 25, 2023 (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-39938) filed with the SEC on April 18, 2024).**

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 29, 2025

Vinci Partners Investments Ltd.

By:	/s/ Alessandro Monteiro Morgado Horta
Name: Alessandro Monteiro Morgado Horta
Title: Chief Executive Officer

By:	/s/ Sergio Passos Ribeiro
Name: Sergio Passos Ribeiro
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Vinci Partners Investments Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vinci Partners Investments Ltd and its subsidiaries (the “Company”) as of December 31, 2024 and December 31, 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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

Rio de Janeiro , February 26, 2025

/s/ PricewaterhouseCoopers
Auditores Independentes Ltda.
We have served as the Company’s auditor since 2010.

Vinci Partners Investments Ltd.
Consolidated balance sheets
All amounts in thousands of Brazilian reais unless otherwise stated

	Note	12/31/2024	12/31/2023
Assets
Current assets
Cash and cash equivalents	5(c)	223,302	660,305

Cash and bank deposits	5(c)	99,156	15,896
Financial instruments at fair value through profit or loss	5(c)	120,492	173,300
Financial instruments at amortized cost	5(c)	3,654	471,109
Financial instruments at fair value through profit or loss	5(d)	1,531,036	1,168,355
Accounts receivable	5(a)	227,951	101,523
Sub-leases receivable	11	1,758	4,071
Taxes recoverable		22,137	2,219
Other assets	7	55,273	19,109

Total current assets		2,061,457	1,955,582

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	140,824	7,146
Financial instruments at amortized cost	6	6,991	—
Accounts receivable	5(a)	15,901	16,638
Sub-leases receivable	11	4,081	1,467
Taxes recoverable		704	325
Deferred taxes	21	31,346	13,487
Other assets	7	49,468	19,427

		249,315	58,490

Investments accounted for using the equity method	8(b)	55,081	—
Property and equipment	9	59,132	12,591
Right of use – Leases	11	102,117	58,308
Intangible assets	10	1,057,949	214,748

Total non-current assets		1,523,594	344,137

Total assets		3,585,051	2,299,719

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated balance sheet
All amounts in thousands of Brazilian reais unless otherwise stated

	Note	12/31/2024	12/31/2023
Liabilities and equity
Current liabilities
Trade payables		11,527	1,869
Leases	11 and 5(e)	33,303	24,381
Accounts payable	12	38,667	6,020
Labor and social security obligations	13	182,071	101,506
Loans and obligations	15	45,220	76,722
Taxes and contributions payable	14	40,855	24,853

Total current liabilities		351,643	235,351

Non-current liabilities
Leases	11 and 5(e)	86,152	48,431
Labor and social security obligations	13	8,992	5,357
Loans and obligations	15	816,322	540,369
Deferred taxes	21	5,086	3,883
Retirement plans liabilities	16	374,813	85,554

Total non-current liabilities		1,291,365	683,594

Total liabilities		1,643,008	918,946

Equity	17
Share capital		18	15
Additional paid-in capital		2,097,712	1,408,438
Treasury shares	17(f)	(259,773)	(172,863)
Retained earnings		30,682	111,444
Other reserves		73,769	31,876

		1,942,408	1,378,910

Non-controlling interests in the equity of subsidiaries	8(c)	(365)	1,864

Total equity		1,942,043	1,380,774

Total liabilities and equity		3,585,051	2,299,719

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of income
Years ended December 31
All amounts in thousands of Brazilian reais unless otherwise stated

	Note	2024	2023	2022
Statements of Income
Net revenue from services rendered	18	600,779	454,420	408,095
General and administrative expenses	19	(411,975)	(252,264)	(229,349)

Operating profit		188,804	202,156	178,746

Finance income	20	86,871	121,809	112,133
Finance expenses	20	(112,225)	(54,580)	(19,065)

Finance profit, net		(25,354)	67,229	93,068

Equity gain/(loss)		(1,500)	—	—

Profit before income taxes		161,950	269,385	271,814

Income taxes	21	(45,977)	(49,926)	(52,413)
Profit for the year		115,973	219,459	219,401

Attributable to the shareholders of the parent company		118,202	220,608	219,417
Attributable to non-controlling interests		(2,229)	(1,149)	(16)
Basic earnings per share in Brazilian Reais	17 (g)	2.14	4.02	3.89
Diluted earnings per share in Brazilian Reais	17 (g)	2.08	3.85	3.84
The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of comprehensive income
Years ended December 31
All amounts in thousands of Brazilian reais unless otherwise stated

	2024	2023	2022
Profit for the year	115,973	219,459	219,401

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees	26,498	(2,603)	(827)
Total comprehensive income for the year	142,471	216,856	218,574

Attributable to:
Shareholders of the parent company	144,700	218,005	218,590
Non-controlling interests	(2,229)	(1,149)	(16)

	142,471	216,856	218,574

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of changes in equity
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Share capital	Additional Paid-in capital	Retained earnings	Other reserves	Treasury shares	Total	Non-controlling interests	Total Equity
At December 31, 2021	15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

Profit for the year			219,417			219,417	(16)	219,401
Other comprehensive income:
Foreign exchange variation of investee located abroad				(827)		(827)	(2)	(829)
Proceeds from the issuance of shares, net from capital returned						0	2,988	2,988
Share based payments				9,794		9,794		9,794
Treasury quotas bought					(62,393)	(62,393)		(62,393)
Allocation of profit:
Dividends			(208,290)			(208,290)		(208,290)

At December 31, 2022	15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the year	—		220,608	—	—	220,608	(1,149)	219,459
Other comprehensive income:
Foreign exchange variation of investee located abroad	—		—	(2,603)	—	(2,603)	—	(2,603)
Fair value option of convertible preferred shares	—	34,141	—	—	—	34,141	—	34,141
Transactions costs from the issuance of preferred shares	—	(1,958)	—	—	—	(1,958)	—	(1,958)
Share based payments	—	(2,783)	—	10,330	2,783	10,330	—	10,330
Treasury shares bought, net of shares sold	—	(3,000)	—	—	(60,668)	(63,668)	—	(63,668)
Allocation of profit:
Dividends	—		(190,474)	—	—	(190,474)	—	(190,474)

At December 31, 2023	15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

Profit for the year	—		118,202	—	—	118,202	(2,229)	115,973
Other comprehensive income:
Foreign exchange variation of investee located abroad	—		—	26,498	—	26,498	—	26,498
Issuance of shares as part of business combination	3	692,153	—	—	—	692,156	—	692,156
Share based payments	—	(2,735)	—	15,395	2,735	15,395	—	15,395
Treasury shares bought, net of shares sold	—	(144)	—	—	(89,645)	(89,789)	—	(89,789)
Allocation of profit:
Dividends	—		(198,964)	—	—	(198,964)	—	(198,964)
At December 31, 2024	18	2,097,712	30,682	73,769	(259,773)	1,942,408	(365)	1,942,043

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of cash flows
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes	2024	2023	2022
Cash flows from operating activities
Profit before taxation		161,950	269,385	271,814
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	19	28,701	19,780	15,786
Investment income and exchange variation of financial instruments at fair value through profit or loss		(92,056)	(97,703)	(86,047)
Net foreign exchange on liabilities at amortized cost	15(i)	136,374	(16,513)	—
Interest expense on loans and obligations	20	61,784	23,654	5,804
Gain/loss on remeasurement of contingent consideration	20	19,915	15,872	(13,971)
Allowance for expected credit loss	19	9	—	(4)
Equity gains/(losses)	8(b)	1,500
Share based payments	19	22,479	14,967	14,276
Financial result on lease agreements	20	7,757	9,109	8,969
Other adjustments		1,021	—	—

		349,434	238,551	216,627
Changes in assets and liabilities
Accounts receivables		(18,156)	(43,187)	(10,064)
Taxes recoverable		(4,777)	2,152	(1,389)
Other assets		(65,690)	(20,990)	(11,286)
Trade payables		(3,370)	622	392
Accounts payable		3,648	(1,575)	156
Labor and social security obligations		15,110	11,527	(21,349)
Taxes and contributions payable		815	(780)	(1,705)
Purchases of financial instruments related to retirements plans		(293,281)	(84,933)	—
Contribution for retirements plans		279,771	82,734	—

		(85,930)	(54,430)	(45,245)

Cash generated from operations		263,504	184,121	171,382
Income tax paid		(53,733)	(54,875)	(53,482)

Net cash inflow from operating activities		209,771	129,246	117,900

Cash flows from investing activities
Payment for acquisition of subsidiaries	8	(276,372)	—	(80,000)
Cash and cash equivalent increased from business combination	8	53,304	—	497
Purchases of property and equipment and additions to intangible assets		(19,317)	(36,738)	(6,476)
Purchase and sales of financial instruments at amortized cost		13,648
Purchase of financial instruments at fair value through profit or loss		(347,264)	(196,079)	(341,157)
Sales of financial instruments at fair value through profit or loss		357,006	455,781	558,974
Capital increase in joint ventures investments	8(b)	(13,140)	—	—

Net cash (outflow) from investing activities		(232,135)	222,964	131,838

Cash flows from financing activities
Capital increase of non-controlling interests in subsidiaries		—	—	2,988
Interest payments of loans and obligations	15	(47,934)	(11,975)	—
Principal payments of loans and obligations	15	(69,168)	(8,889)	—
Treasury shares acquisition paid, net of treasury shares sold	17(f)	(90,288)	(62,769)	(63,353)
Lease payments, net of sublease received		(18,604)	(23,044)	(22,848)
Loans and obligations acquisitions		—	—	79,026
Issuance of convertible preferred shares	17(d)	—	471,835
Dividends paid	17(e)	(203,236)	(190,138)	(211,320)

Net cash (outflow) from financing activities		(429,230)	175,020	(215,507)

Net increase in cash and cash equivalents		(451,594)	527,230	34,231

Cash and cash equivalents at the beginning of the year	5(c)	660,305	136,581	102,569
Foreign exchange variation of cash and cash equivalents in subsidiary		14,591	(3,506)	(219)

Cash and cash equivalents at the end of the year	5(c)	223,302	660,305	136,581
Non-cash
financing activities
Dividends declared and not yet paid until December 31, 2024 and 2023 were R$ 3,791 (Note 12) and R$ 3,791, respectively.
Issuance of shares related to the business combination were R$
692,156
(Note 8 (a)).
Consideration payable and contingent consideration
(earn-out)
as of December 31, 2024 and 2023 were 210,666 and 64,370 (Note 15), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out
obligation was classified as a financial liability.
The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations
Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as “Entity”, “Group” or “Vinci Compass”). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, corporate advisory services and retirement services. The actual shareholders of the Entity are disclosed in Note 17.
The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman
KY1-1002,
Cayman Islands.
On March 07, 2024, Vinci Compass announced an agreement for a business combination with Compass and on October 29, 2024, the transaction was completed, creating a full-service Latin American alternative asset manager with more than US$50 billion in assets under management. Please see note 7(a) further detail regarding the transaction.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards).
The consolidated financial statements have been prepared on a historical cost basis, except for the financial instruments assets that have been measured at fair value and the contingent considerations related to the business combination.
The consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.
New and revised accounting standards
New or amended, standards applicable for the first time in the annual reporting period beginning January 1, 2024:
Amendments to IAS 21 - Classification of liabilities as current or non-current
and
non-current
liabilities with covenants.
Amendments to IFRS 16 - Lease liability in sale and leaseback.
Amendments to IAS 7 and IFRS 7 - adoption of amendments to IAS 7 and IFRS 7, providing new disclosures for liabilities under supplier financing arrangements, as well as the associated cash flows.
The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods
New standards and interpretations not yet adopted
Amendments to IAS 21 - Lack of Exchangeability IAS 21 to help entities to determine whether a currency is exchangeable

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

into another currency, and which spot exchange rate to use when it is not effective for annual periods beginning on or after 1 January 2025.
Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments: clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion. New disclosures for certain instruments with contractual terms that can change cash flows and update the disclosures for equity instruments designated at fair value through other comprehensive income. Another amendments to IFRS 9 an IFRS 7, IASB has made targeted amendments about Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power.
Effective for annual periods beginning on or after 1 January 2026.
The group does not expect these amendments to have a material impact on its operations or financial statements.
IFRS 18 - Will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users.
The line items presented on the primary financial statements might change because of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position
IFRS 19 - Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. Effective for annual periods beginning on or after 1 January 2027.
The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.
The issuance of these consolidated financial statements was authorized by the Entity’s management on February 26, 2025.

(a)	Consolidated financial statements
Vinci Compass operates as an asset management firm. The Group focuses on private equity, real assets, credit, equities, corporate advisory and investment products and solutions, which comprise the main activity of the Group.
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
Ownership interest in subsidiaries on December 31, 2024 and 2023 are as follows:

	Interest - %
	12/31/2024	12/31/2023
Subsidiaries
Vinci Partners Investimentos Ltda.	100	100

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Vinci Assessoria Financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners Fund III GP Limited	100	100
GGN GP LLC	100	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
Vinci SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	100
VINCI US RE Corporation (5)	98	—
MAV Capital Gestora de Recursos SS Ltda. (6)	100	—
ICML Gestão de Negócios e Participações SS Ltda. (6)	100	—
Lacan Administração de Bens e Participações Ltda. (7)	100	—
Lacan Investimentos e Participações Ltda. (7)	100	—
SPS IV GP LLC	100	—
MNC Holdings Limited (8)	100	—
Investis Asset Management S.A. (8)	100	—
Compass Group S.A. (8)	100	—
CG Investimentos Brazil Ltda (8)	100	—
Compass Investments Brazil LLC (8)	100	—
Vinci Compass SpA (8)	100	—
Vinci Compass Inversiones SpA (8)	100	—
Compass Group Chile S.A. Administradora General De Fondos (8)	100	—
VC Servicios Financieros SpA (8)	100	—
Compass Group S.A. Asesores de Inversion (8)	100	—
VC Asesorias e Inversiones SpA (8)	100	—
VC Distribución Institucional SpA (8)	100	—
Compass Group Chile Spa (8)	100	—
Compass Group SA Comisionista de Bolsa (8)	100	—
CG Asesores De Inversión Colombia S.A.S (8)	100	—
Compass Investmenst De Mexico S. A. de C. V. Sociedad Operadora de Fondos de Inversion (8)	100	—
Compass Investmenst Corporativo S.A. de C.V. (8)	100	—
CDI Sociedad Administradora de Proyectos S.A. De C.V (8)	100	—
MB Property Management Mexico S de RL De C.V. (8)	100	—
CDI Sociedad Desarrolladora de Proyectos S.A. de C.V. (8)	100	—
Compass Group Holding S.A.P.I de C.V. (8)	100	—
Compass Servicios Operativos S de RL de C.V. (8)	100	—
Compass Desarrollo Inmobiliario S.A. de C.V. (8)	100	—
Compass Latin America Investments LLC (Delaware) (8)	100	—
Compass Capital Consultants S.A.C. (8)	100	—
Compass Peru S.A. (8)	100	—
Compass Group S.A.F.I. S.A. (8)	100	—
Compass Group Global Advisors S.A. (8)	100	—

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Compass Group Uruguay Investment Advisors S.A. (8)	100	—
Bunara S.A. (8)	100	—
Cipresi S.A. (8)	100	—
CG Global Services S.A. (8)	100	—
Compass LLC (EP) (8)	100	—
Compass Group LLC (8)	100	—
CG Compass (USA) LLC (8)	100	—
Compass Group Holdings Inc (8)	100	—
Compass Group Investments Solutions LLC (8)	100	—
Compass Group Asset Management Holdings S.L (8)	100	—
CDI Mexican Investments Ltd (8)	100	—
Compass GP Luxemburgo (8)	100	—
Inversiones La Esmeralda SpA (8)	100	—
Compass GSO COF IV Solutions GP Ltd (8)	100	—
Compass BXLS V Solutions GP (8)	100	—
Compass SP Solutions GP (8)	100	—
Compass LCP X Solutions GP (8)	100	—
Compass Secondaries Solutions (8)	100	—
Compass Capital (Cayman) (8)	100	—
Compass BCP Asia II Solutions (8)	100	—

(1)	Minority interest represents less than 0.001%.
(2)
Under the terms of IFRS 10, the Entity classifies Vinci Monalisa FIM Crédito Privado IE as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(3)
Vinci Compass has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência. Vinci Vida e Previdência commenced its operations in April 2023.

(4)
On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

(5)
Under the terms of IFRS 10, the Entity classifies Vinci US RE Corporation as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(6)
On 29 June 2024, Vinci Gestora Recursos Ltda. acquired 30% of the issued share capital of MAV Capital Gestora de Recursos Ltda. and 100% of the issued share capital of ICML Gestão de Negócios e Participações SS Ltda. Vinci has direct and indirect interest on MAV Capital Gestora de Recursos SS Ltda. Vinci has indirect interest through its ownership interest on ICML Gestão de Negócios e Participações SS Ltda., which holds 70% of ownership interest at MAV.

(7)	Subsidiaries consolidated after Lacan business combination. Please see note 8(a)(iii) for further detail of the transaction.
(8)	Subsidiaries consolidated after Compass business combination. Please see note 8(a)(ii) for further detail of the transaction.
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
Reclassification for better presentation
The Group revaluated the information provided in the statement of cash flow for the year ended on December 31, 2023, and reclassified the purchases of the financial instruments related to retirement plans, in the amount of R$ 84,933, from investment activity to operational activity. The reclassification was made to reflect in the same cash flow activity the contributions and the investments related to the retirement plans as the Group understands that its operating activity comprises the management of such plans with the resources provided from the contributors of the retirement plan which are comprised by resources that are exclusively from third parties. The Group understands that the best presentation is to include the activities of the retirement plan in the same group of the cash flow statement and changed the way it was presented in 2023 for comparative purposes (in 2023 the activity related to the purchases of financial instruments was included as investing activity).

2.2	Segment reporting
Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci Compass.
The strategic decisions of the Group comprise six distinct business segments: (i) Private Equity, (ii) Equities, (iii) Real Assets; (iv) Credit; (v) Global IP&S; and (vi) Corporate Advisory (see Note 23).
Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

2.3	Foreign currency translation
Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in thousands of Brazilian reais, which comprises the main operations of the Group and is the Entity’s functional currency and its presentation currency. All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.
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

•
income and expenses for each statement of profit or loss and statement of comprehensive income are translated at exchange rates at the dates of the transaction (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the monthly average rates), and

•	all resulting exchange differences are recognized in other comprehensive income.
Argentina accounting information adjusted for inflation according to hyperinflationary economy
IAS 29 “Financial Information in Hyperinflationary Economies”, requires the expression of financial statements in terms of the current unit of measurement at the closing date of the reporting period, in the cases in which they occur, certain characteristics in the economic environment of the country. In general terms, the inflation produced from the date of suspension of the remeasurement due to inflation or from the date of acquisition or revaluation must be computed in non-monetary
items, whichever is earlier, as the case may be in order to conclude on the existence of a hyperinflationary economy. The norm details a series of factors to be considered, including an accumulated inflation rate in three years that approaches or exceeds 100%.
The adjustment is restated based on the last date on which an Argentinian entity adjusted its financial statements to reflect the effects of inflation. In general terms the inflation produced from the date of acquisition or incorporation of the entity’s equity, or from the date of revaluation of the asset, as appropriate, is computed in the balances of nonmonetary assets and liabilities.
The financial statements prepared for Argentine entities have been restated to consider changes in the general purchasing power of the functional currency in accordance with IAS 29 “Financial information in hyperinflationary economies”, the index series that will be used is the result of combining the National Consumer Price Index (IPC) published by the INDEC (base month: December 2016) with the IPIM published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE). The complete series of the index will be elaborated and published monthly by the FACPCE once. The monthly variation of the National IPC by the INDEC becomes public knowledge. The special financial statements, before remeasurement, have been prepared on the historical cost basis.
The annual movement in the general price index for the year ended on December 31, 2024, was 117.76% (211.40% in 2023). For the period comprised from Compass Business combination until December 31, 2024, the general price index was 5.20%
Assets and liabilities have been valued based on the cost initially disbursed for acquisition or commitment undertaken respectively in Argentine pesos converted to Brazilian reais at the exchange rate prevailing at year end and net realizable value in cases Brazilian reais was lower.
Monetary result for the year:
The monetary result for the year corresponds to the effect of holding monetary assets and liabilities included in the financial statements, relative to historical figures.
The financial statements in Argentina companies are adjusted or restated for the effects of price changes before being converted to Brazilian reais. Inflation adjustments are made following the provisions of international accounting standard 29 “Financial information in hyperinflationary economies”. The Group’s accounting policy for recording operations in hyperinflationary economies consists of recording in Translation differences both the revaluation of non-monetary
items and the translation differences generated by converting the restated financial statements of the subsidiaries in these countries into Brazilian Reais. The amounts included in Translation differences since the Compass Business Combination (October 27, 2024) until December 31, 2024, are as follows:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Changes for the period

Loss/Gain on the monetary position	(136)
Foreign currency translation adjustment	(74)

(210)

2.4	Cash and cash equivalents
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
For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). Vinci Compass has no financial assets classified as FVOCI as of December 31, 2024, and 2023.
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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

2.6	Accounts receivables
Receivables are amounts
due
for corporate advisory services and for investment fund management services rendered in the ordinary course of Group’s business. Except for unrealized performance fee, collection is expected in less than one year; therefore, they are classified as current assets.
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
Management Contracts and Customers relationships
Management contracts and Customers relationships acquired in a business combination are recognized at fair value at the acquisition date. They may have a finite or undefined useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Refer to note 9(d) for further details.
Placement Agent
Placement Agent comprises costs incurred by Vinci Compass in connection to agreements with investments placement agents, relating to funds raised from investors in funds managed by the Group.
These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), Placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.
Placement Agent costs will generate future economic benefits to Vinci Compass through the Funds managed by the Group.
Computer software

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
During the years ended December 31, 2024, and 2023 management do not identify any event that could impact the recoverable value of the intangible assets.

2.8	Property and equipment
Property and equipment are stated at cost, less depreciation calculated on the straight-line method, based on the estimated economic useful lives of the assets, using the following annual rates: furniture and fixtures, telephony equipment and facilities have a useful life of 10 years; IT equipment has a useful life 5 years; building has a useful life of 50 years.
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
According to IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for corporate advisory and investment fund management services rendered in the ordinary course of the Group’s activities. Revenue is shown net of taxes, returns, rebates and discounts.
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
Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci Compass to provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.02% and 4.00% (2023: between 0.05% and 2.93%).
Management fees also include commissions charged to international managers for the relationship that Vinci Compass maintains with institutional clients. Commissions fees related to liquid funds are accrued monthly and collected quarterly, based on the referred assets under management and the agreed commission rate with the international managers.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Performance fees
Brazilian regulation set forth certain minimum criteria for the performance fee structures of fund managed by Vinci Compass, as described below:

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
As a multi-asset-class asset management firm, Vinci Compass manages a number of funds with different performance fee structures that may be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.
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
For closed-ended funds focused on value generation, such as the private equity and infrastructure funds, we follow a European-style waterfall structure and the threshold and carry are different between the Brazilian funds and the foreign investor funds. For the Brazilian funds we use a threshold generally indexed to IPCA plus an interest rate, which can vary from 6% to 8%. For the foreign investor funds, the threshold is an 8% return in U.S. dollars and the carried interest is on excess return over the capital contribution.
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

(c)	Advisory fees
Advisory fees are related to the (1) service provided by the Group mainly on the support of mergers and acquisitions transactions. Substantially, the fees are recognized when the transaction is concluded, based on success fees, and
(2) Up-front
fees charged to international managers for the relationship that Vinci Compass maintains with institutional clients, usually charged when the Funds are closed and based on the total commitments signed by clients referred by the Group.

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

2.18	Investments accounted for using the equity method
Investments are comprised by associates and joint ventures, accounted for using the equity method of accounting. Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated statement of financial position.
Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.
The carrying amount of equity-accounted investments is tested for impairment, at least, annually.

3	Accounting estimates and judgments
The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

•	Financial evaluation of compound instruments.

•	Estimated useful lives for fixed and intangible assets.

•	Estimative and assumptions related to lease contracts, including variable considerations, evaluation of implicit interest rate and extensions options.

4	Financial risk management
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
(i) Risk management
As of December 31, 2024, and 2023 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparties, which have investment-grade evaluated by credit agencies. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci Compass’s treasury review expected credit losses on a regular basis.
(ii) Impairment of financial assets
The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

•	Loans and receivables from employees evaluated at amortized cost.
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Market risk
(i) Foreign exchange risk
At the reporting date, the carrying amount value of the Group’s financial assets and liabilities exposed to other currencies were as follows:

Balance sheet	12/31/2024	12/31/2023
Cash and cash equivalents	96,259	486,977
Financial instruments at fair value through profit or loss	102,626	606
Accounts receivable	171,744	5,927
Taxes recoverable	18,940	—
Other receivables	25,921	2,381

Current assets	415,490	495,891
Financial instruments at fair value through profit or loss	120,846	—
Financial instruments at amortized cost	6,991	—
Other receivables	1,949	(29)
Investments accounted for using the equity method	55,081	—
Deferred taxes	10,313	—
Lease, property and equipment	89,130	2,684
Non-current assets	284,310	2,655
Trade payables	11,527	589
Leases	12,038	—
Accounts payable	6,402	—
Loans and obligations	7,200	6,993
Labor and social security obligations	69,235	5,485
Taxes and contributions payable	19,705	—

Current liabilities	126,107	13,067
Other payables	309	242
Loans and obligations	577,982	424,340
Lease	40,531	940
Labor and secutiry obligations	341	—
Deferred taxes	496	—

Non-current liabilities	619,659	425,522

Net Equity exposed to other currencies (comprised as below)	(45,966)	59,957

Net Equity exposed to US Dollars	(260,868)	59,957

Net Equity exposed to Euros	2,096	—

Net Equity exposed to Pounds	15,445	—

Net Equity exposed to Chilean Pesos	120,484	—

Net Equity exposed to Uruguayan Pesos	1,239	—

Net Equity exposed to Colombian Pesos	13,352	—

Net Equity exposed to Argentine Pesos	12,706	—

Net Equity exposed to Mexican Pesos	11,366	—

Net Equity exposed to Peruvian Sols	38,214	—

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	12/31/2024	12/31/2023	12/31/2022
Financial revenue	—	742	2,514
Financial expense	(20,807)	(775)	(2,986)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Net foreign exchange result, net	(20,807)	(33)	(472)

The Group operates internationally and is exposed to foreign exchange risk.
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.
(ii) Interest rate risk
The Group’s profit or loss is sensitive to higher/lower interest income as a result of changes in interest rates. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.
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
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificates of deposits of R$ 223,302 (12/31/2023 – R$ 660,305) that are expected to readily generate cash inflows for managing liquidity risk.
Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	12/31/2024	12/31/2023
Cash and cash equivalents	223,302	660,305
Financial instruments at fair value through profit or loss (i)	1,531,036	1,168,355
Trade payables	(11,527)	(1,869)
Labor and social security obligations	(191,063)	(106,863)
Accounts payable	(38,667)	(6,020)
Lease liabilities	(119,455)	(72,812)
Convertible preferred shares	(577,982)	(431,334)
Commercial notes	(55,150)	(73,189)
Consideration payable	(10,542)	(48,199)
Other obligations	(7,202)	—
Retirement plans liabilities	(374,813)	(85,554)

Net debt	367,937	1,002,820
The contingent consideration was not included in the net debt calculation since, subjected to certain conditions, the obligation will be settled by shares held in treasury or shares to be issued by Vinci Compass.

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

market. Illiquid investments are comprised of assets that trade infrequently.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2022	(99,275)	(175,290)	—	(86,211)	136,581	1,243,764

Cash flow	(15,477)	20,864	(82,734)	25,830	522,328	(172,629)
Fair value and monetary adjustments	—	(28,686)	(2,820)	(2,737)	1,396	97,220
Addition and finance expenses accrual	—	(450,493)	—	—	—	—
Foreign exchange adjustments	—	16,513	—	—	—	—
Other changes (i)	—	—	—	(9,694)	—	—

December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

Cash flow and dividends provision	(126,505)	112,315	(279,770)	29,406	(512,354)	269,443
Fair value and monetary adjustments	—	(37,998)	(9,489)	—	31,955	93,238
Addition and finance expenses accrual	—	(184,292)	—	(76,049)	—	—
Foreign exchange adjustments	—	(134,475)	—	—	43,396	—
Other changes (i)	—	—	—	—	—	—

December 31, 2024	(241,257)	(861,542)	(374,813)	(119,455)	223,302	1,531,036

(i)	Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which are being presented as in other comprehensive income statements.
Maturities of financial liabilities
Except for the retirement plans liabilities, the tables below analyze the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at December 31, 2024	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount
Trade payables	(11,527)	—	—	(11,527)	(11,527)
Labor and social security obligations	(182,071)	(6,372)	(2,620)	(191,063)	(191,063)
Lease liabilities	(33,303)	(40,669)	(60,054)	(134,025)	(119,455)
Accounts payable	(38,667)	—	—	(38,667)	(38,667)
Loans and obligations	(72,303)	(150,003)	(1,065,615)	(1,287,921)	(861,542)

Total	(337,871)	(197,044)	(1,128,289)	(1,663,203)	(1,222,254)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Contractual maturities of financial liabilities at December 31, 2023	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount
Trade payables	(1,869)	—	—	(1,869)	(1,869)
Labor and social security obligations	(101,505)	(2,458)	(2,900)	(106,863)	(106,863)
Lease liabilities	(24,381)	(32,786)	(36,017)	(93,184)	(72,812)
Accounts payable	(6,020)	—	—	(6,020)	(6,020)
Loans and obligations	(114,390)	(182,178)	(783,572)	(1,080,140)	(617,092)

Total	(248,165)	(217,422)	(822,489)	(1,288,076)	(804,656)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At 31 December 2024	Brazil	USA	Others	Total contractual cash flows	Carrying amount non-current liabilities
2026	(11,903)	(4,307)	(5,359)	(21,569)	(20,951)
2027	(10,580)	(4,449)	(4,068)	(19,097)	(16,287)
2028	(10,580)	(4,914)	(1,995)	(17,490)	(13,789)
2029	(10,580)	(5,141)	(1,517)	(17,238)	(12,749)
2030	(6,172)	(5,311)	(1,666)	(13,148)	(10,201)
2031	—	(5,486)	(62)	(5,548)	(5,548)
2032	—	(5,667)	—	(5,667)	(5,667)
2033	—	(962)	—	(962)	(962)

Total	(49,815)	(36,238)	(14,668)	(100,721)	(86,152)

Contractual maturities of financial liabilities At 31 December 2023	Brazil	USA	Others	Total contractual cash flows	Carrying amount non-current liabilities
2025	(21,532)	—	—	(21,532)	(18,764)
2026	(11,034)	—	—	(11,304)	(9,510)
2027	(10,051)	—	—	(10,051)	(6,535)
2028	(10,051)	—	—	(10,051)	(5,786)
2029	(10,051)	—	—	(10,051)	(5,123)
2030	(5,863)	—	—	(5,863)	(2,713)

Total	(68,582)	—	—	(68,582)	(48,431)

(d)	Sensitivity analysis
The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

•	0.17% (or R$ 2.4 million) of the financial investment portfolio for a confidence interval of 95% on December 31, 2024 (0.26% or R$ 3.2 million on December 31, 2023).

•	0.27% (or R$ 3.8 million) of the financial investment portfolio for a confidence interval of 99% on December 31, 2024 (0.53% or R$ 6.8 million on December 31, 2023).
Additionally, the Group evaluated the financial investment portfolio on December 31, 2024 and 2023, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	12/31/2024	12/31/2023
Current inflation	Inflation index	-100bps	3.1	12.3
Exchange traded real estate funds	Share prices	-10%	(12.4)	(14.4)
Brazilian stock prices	Share prices	-10%	(4.4)	(9.3)
Fixed-rate offshore rates	US yield curve	-100bps	(53.0)	(34.9)
Foreign exchange rate	Foreign exchange rates	10%(***)	(9.4)	(0.4)
Domestic base overnight rate	Domestic base overnight rate	-100bps	(4.2)	(6.0)

(*)	bps - basis point (1bps = 0,01%)
(**)	In millions of Brazilian reais
(***)	Brazilian reais devaluation against US Dollars
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
The Group holds the following financial instruments:

	Section	12/31/2024	12/31/2023
Financial assets
Accounts receivable	(a)	243,852	118,161
Other financial assets at amortized cost	(b)	44,342	5,519

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Cash and cash equivalents	(c)	223,302	660,305
Financial assets at fair value through profit or loss (FVPL)	(d)	1,671,860	1,175,501

		2,183,356	1,959,486
Financial liabilities
Liabilities at amortized cost	(e)	241,257	114,752
Lease liabilities	(e)	119,455	72,812
Loans and financing	(e)	861,542	617,091
Retirement plans liabilities	(e)	374,813	85,554

		1,597,067	890,209
The Group’s exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

	12/31/2024	12/31/2023
Current assets
Accounts receivable from contracts with customers	228,583	101,673
Loss allowance	(632)	(150)
Non-current assets
Accounts receivable from contracts with customers	15,901	16,638

	243,852	118,161
Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance. As a result of Compass business combination, the accounts receivable was increased in the amount of R$ 105,761(R$ 106,251 gross receivable and R$ 491 loss allowance).
Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in its entirety. Due to the short-term nature of the current receivables, their carrying amount is the same as their fair value.
Non-current
accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur. Vinci Compass expects the unrealized performance fees will be received during 2025. However, since its realization is subject to uncertainty, the balance is presented as a non-current
receivable.
Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on quarterly basis Vinci Compass analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.
The loss allowances for accounts receivable as of December 31, 2024 and 2023 reconcile to the opening loss allowances as follows:

	12/31/2024	12/31/2023
Opening loss allowance on January 1	(150)	(166)
Loss allowance assumed as a result of business combination	(491)	—
Decrease in accounts receivable allowance recognized in profit or loss	9	16

Closing loss allowance on December 31	(632)	(150)
Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2024 and 2023.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost
Financial assets at amortized cost refer to the following debt instruments:

	12/31/2024	12/31/2023
Employees loans (Note 7 (iii))	15,100	5,519
Receivable from employees (Note 7 (i))	29,242	18,820
These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at financial rates and collateral is not normally obtained.
All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.
See note 6 for more details.

c)	Cash and cash equivalents

	12/31/2024	12/31/2023
Cash and bank deposits	99,156	15,896
Financial instruments at fair value through profit or loss (i)	120,492	173,300
Financial instruments at amortized cost (ii)	3,654	471,109

	223,302	660,305
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 100% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(ii) Comprised of US Treasury Bills.

d)	Financial assets at fair value through profit or loss
The group classifies the following financial assets at fair value through profit or loss (FVPL):

•	Mutual funds;

•	Private markets funds;

•	Real Estate Investments;

•	Derivatives financial instruments;

•	Listed equity securities.
Financial assets measured at FVPL include the following categories:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2024	12/31/2023
Current assets	1,531,036	1,168,355

Mutual funds (i)	1,519,524	1,168,355
Derivative financial assets (ii)	5,647	—
Listed equity securities	2,836	—
Real Estate Investments (iv)	2,923	—
Other financial assets	106	—
Non-current assets	140,824	7,146

Mutual funds	9,919	—
Private markets funds (iii)	30,189	7,146
Real Estate Investments (iv)	99,341	—
Listed equity securities	1,375	—
The following table demonstrate the funds invested included in each category mentioned above.

(i) Mutual funds
	12/31/2024	12/31/2023
Current assets	1,519,524	1,168,355

Vinci Monalisa FIM Crédito Privado IE (2)	1,025,462	991,470
Vinci Multiestratégia FIM	1,038	11,642
Vinci International Master Portfolio SPC - Reflation SP	—	606
Vinci Institucional FI RF Referenciado DI	3,028	62,687
Vinci Income Fund Ltd	31,150	—
Vinci Argentina Opportunity Fund II	17,120	—
Vinci Reservas Técnicas FI RF DI	16,392	2,199
Retirement services investment funds (1)	374,813	85,554
FI Vinci Renda Fixa CP	7,676	14,197
Fondo Mutuo Compass Liquidez	14,862	—
Compass - Fondo de Inversión Adelanto de Efectivo	12,347	—
LV Money Market USD	5,592	—
Other mutual funds	10,044	—
Non-current assets	9,919	—

Other mutual funds	9,919	—

(1)	These funds refer to the financial products as part of the Company’s retirement plans services. See Note 15 for further information.
(2)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	12/31/2024	12/31/2023
Net Asset Value	1,025,462	991,470

Real estate funds	214,428	234,245
Mutual funds	460,892	535,430
Private equity funds	274,699	136,810
Other assets/liabilities	75,443	84,985
The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 61% of its investments are liquid and may be redeemed and 39% are non-redeemable
investments. The following tables demonstrate the funds invested by Vinci Monalisa:
Mutual funds
Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments,

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

investment fund
s
and other
short-term liquid
securities. As December 31, 2024 and 2023, Vinci Monalisa holds R$ 460,892 and R$ 535,430 of investments in mutual funds, respectively, which are distributed in the following classification:

	12/31/2024	12/31/2023
Mutual Funds’ classification
Interest and foreign exchange (a)	81.72%	84.93%
Foreign investments (b)	7.19%	4.56%
Macro (c)	4.92%	3.96%
Specific strategy (d)	6.17%	6.55%

	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.
(b)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.
(c)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.
(d)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	12/31/2024	12/31/2023
Vinci Credit Securities FII (a)	56,706	70,049
Vinci Imóveis Urbanos FII (b)	40,077	53,884
Vinci Offices FII (c)	22,624	34,639
Vinci Fulwood DL FII (d)	71,884	52,849
Other real estate funds (e)	23,137	22,824

	214,428	234,245

(a)	The fund invests in real estate receivable certificates, bonds and other real estate assets;
(b)
The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager’s view, generate long-term value;

(c)	The fund invests in controlling corporate buildings, mostly leased, which, in the Manager’s view, generate value for the properties.
(d)
The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

(e)	Comprised of funds that allocate their capital in diversified portf oli os of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private markets funds
	12/31/2024	12/31/2023
Vinci Crédito Infra Institucional Fundo Incentivado - Infraestrutura (a)	60,068	46,844
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura (b)	56,160	50,698
VCP IV Master FIP B (c)	67,248	—
Vinci Strategic Partners I FIP - Classe A (d)	20,201	—
Vinci Strategic Partners I FIP - Classe B (d)	5,598	—
Vinci Infraestrutura Transporte e Logística FIP	17,626	10,486
Vinci Infra Coinvestimento I FIP - Infraestrutura	7,608	10,290
Vinci Impacto Ret IV FIP Multiestratégia	6,343	4,687
Lacan Florestal III Feeder FIP Multiestratégia (e)	13,297	—
Lacan Florestal II - FIP Multiestratégia (e)	5,444	—
Lacan Florestal IV Feeder FIP Multiestratégia - IS (e)	1,763	—
Other funds	13,343	13,805

Total private markets funds	274,699	136,810

(a)
The Fund aims to increase the value of its shares through the subscription or acquisition, on the primary or secondary market, predominantly of debentures issued by privately held companies, for the purpose of raising funds to implement projects relating to the implementation, expansion, maintenance, recovery, adaptation, or modernization of infrastructure projects.

(b)	The Fund’s investment policy is the acquisition of shares, subscription bonuses, debentures convertible or not into shares, or other securities, convertible

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

or exchangeable into shares issued by companies, publicly or privately held in the water sector and basic sanitation.
(c)
VCP IV is being established with the intention to continue the Group’s investment strategy of pursuing opportunistic private equity and equity-like investments in Brazil. Fund will maintain the Group’s opportunistic approach that provides flexibility to invest in four different sub-strategies:
(i) Growth Equity, (ii) Buyout, (iii) Minority Growth and (iv) Turnaround, with a higher focus on the Growth and Buyout strategies.

(d)
The purpose of the funds is to obtain capital gains through investment in assets in Brazil, such as shares in Brazilian private equity funds; and shares, subscription bonuses, simple and convertible debentures, other securities and bonds convertible or exchangeable into shares, provided that the debentures and other securities and bonds are admitted under the terms of the specific regulations applicable to RPPS and EFPC.

(e)
The Funds’ objective is to manage and administer planted forests to supply eucalyptus wood, pine wood and other species for the purpose of generating energy in power plants, extracting wood from planted forests and managing administrative and sales activities.

ii) Derivative financial assets

2024		Notional Amount of Contract with Final Expiration Date in		Fair value
Derivative financial instruments	Currency	Up to 3 months	Between 3 months and 1 year	Asset	Liability
Purchase Forward	USD x CHL	1,066,690	1,980,490	12,264	6,617
Sales Forward	CHL x USD	(1,066,690)	(1,980,490)	(6,617)	(12,264)

Total		—	—	5,647	(5,647)

Derivatives are only used for economic hedging purposes and not as speculative investments. They are presented as current assets or liabilities to the extent that they are expected to be settled with 12 months after the end of the reporting period.

(iii) Private markets

	12/31/2024	12/31/2023
Vinci Capital Partners III Feeder FIP Multiestratégia	4,236	4,262
Nordeste III FIP Multiestratégia	3,400	2,884
Fundo Garantidor de Infraestrutura – FGIE – Class A	3,272	—
Fundo Garantidor de Infraestrutura – FGIE – Class B	13,151	—
Compass Global Investments III	3,152	—
Compass Global Investments II	1,975	—
Compass Private Equity VII FI	1,003	—

Total Private markets funds	30,189	7,146

(iv) Real Estate Investments

	12/31/2024	12/31/2023
Current assets	2,923	—

Compass Desarrollo Inmobiliario (ROU)	2,923	—
Non-current assets	99,341	—

Vinci US RE Corporation (a)	67,313	—
CCLA Capital	14,471	—
Compass Desarrollo Inmobiliario	8,237	—
CCLA Desarrollo y Renta IMU	4,434	—
Compass Desarrollo y Rentas	3,319	—
Other Real Estate investments	1,567	—

Total Real Estate Investments	102,264	—

(a)
During the year of 2024, Vinci Compass invested in several properties through its subsidiary Vinci US RE Corporation. The long-term investments are intended to develop real estate properties for capital appreciation through income or sale of the respective properties.

During the year, the
following
gains were recognized in profit or loss:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2024	12/31/2023	12/31/2022
Fair value gains on investments at FVPL recognized in finance income	64,322	110,363	94,174

e)	Financial liabilities

	12/31/2024	12/31/2023
Current	310,788	210,498

Trade payables	11,527	1,869
Labor and social security obligations (Note 13)	182,071	101,506
Loans and obligations (Note 15)	45,220	76,722
Lease liabilities	33,303	24,381
Accounts payable (Note 12)	38,667	6,020
Non-current	1,286,279	679,711

Lease liabilities	86,152	48,431
Labor and social security obligations (Note 13)	8,992	5,357
Loans and obligations (Note 15)	816,322	540,369
Retirement plans liabilities (Note 16)	374,813	85,554

	1,597,067	890,209
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

	On December 31, 2024
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	4,211	—	—	4,211
Other financial assets	—	106	—	106
Certificate Deposits	—	120,492	—	120,492
Mutual funds	—	1,529,443	—	1,529,443
Derivative financial assets	—	5,647	—	5,647
Private equity funds	—	6,130	24,059	30,189
Real Estate Investments	—	34,950	67,314	102,264

Total Financial Assets	4,211	1,696,768	91,373	1,792,352

	On December 31, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
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
Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 118,089, R$ 537,653 and R$ 369,720, respectively (2023: R$ 151,200, R$ 542,358 and R$ 212,482, respectively).
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
All
non-listed
assets fair value estimates are included in level 2, except for private equity funds and real estate investments, where the fair values have been determined based on fair value appraisals for fund’s investments, performed by the fund’s management or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund’s investments. The appraisals performed by a third party are reviewed by Vinci Compass or its subsidiaries (fund’s management).
Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in level 3 items for the period/year ended December 31, 2024 and December 31, 2023:

Fair Value
Opening balance January 1, 2023	5,985
Capital deployment	947
Sales and distributions	(247)
Gain recognized in finance income	461

Closing balance December 31, 2023	7,146
Capital deployment	61,531
Sales and distributions	(163)
Gain recognized in finance income	22,859

Closing balance December 31, 2024	91,373

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

6	Financial instruments at amortized cost

	12/31/2024	12/31/2023
Certificate of deposit	3,232	—
Guarantee deposits	3,759	—

	6,991	—

7	Other assets

	12/31/2024	12/31/2023
Receivables from employees (i)	29,242	18,820
Related parties’ receivables (ii)	23,297	4
Employees loans (iii)	15,100	5,519
Advances to projects in progress (iv)	14,314	12,771
Finix Transaction Receivable (v)	12,075	—
Prepaid expenses	5,392	319
Guarantee deposits (vi)	1,096	494
Sundry advances	333	152
Sublease receivables	232	224
Others	3,660	233

	104,741	38,536

Current	55,273	19,109
Non-current	49,468	19,427

	104,741	38,536

(i)	Refers to an intercompany transaction. See Note 22 (d) for more details.
(ii)	Refers to an intercompany transaction. See Note 22 (b) for more details.
(iii)	Refers to amounts receivable from employees.
(iv)	Refers to costs incurred by projects related to funds administered by Vinci Compass, that are initially paid by the Group and subsequently reimbursed.
(v)
The amount is related to the sale of Fingroup shares, occurred on October 14, 2024. Before the business combination, Compass held 50% of ownership interest in Fingroup, sold before the closing date of the business combination. The outstanding receivable comprises 25% of the transaction, which will be received in two equal installments, on April 30, 2025, and April 30, 2026.

(vi)	Refers mainly to a security deposit of a lease.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Investments

(a)	Business Combination

(i)	Compass Business Combination
On March 07, 2024, the Entity announced an agreement for a business combination with Compass. On October 29, 2024, the transaction was completed, creating a full-service Latin American alternative asset manager with more than US$50 billion in assets under management, across different segments. Founded in 1995, Compass is a leading independent asset manager and investment advisory firm in Latin America, currently present in seven countries in Latin America, the United States and United Kingdom.
The transaction had a total upfront consideration of 11,783,384 shares of VINP Class A common stock, and a cash consideration of US$35,2 million. Under the agreement, Compass partners are entitled to an earn-out
of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre-determined
metrics, to be paid in VINP Class A common stock.
Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

•	Footprint expansion in Latam;

•	Business complementary and;

•	Shared long-term vision.

(b)	Intangible assets that do not qualify for separate recognition:
Reputation: value of the acquired Compass’ market recognition, and customer loyalty, which do not meet the criteria for recognition as a separate intangible asset.
Know-how
and Expertise: Technical knowledge, internal processes, or specific workforce capabilities that cannot be separately measured.
Details of the estimated purchase consideration, the net assets acquired, goodwill and other intangible assets are as follows:

Cash paid	201,372
Shares issued (Class A Shares)	692,156
Contingent consideration (Earn-out I)	38,054
Contingent consideration (Earn-out II)	36,849

Total purchase consideration	968,431

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	51,032
Other assets and liabilities	301,948
Management contracts and customers relationship	324,361
Brands	77,763

755,104
Goodwill	213,327

Net assets acquired	968,431

(ii)	MAV Business Combination

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

On April 25, 202
4, Vinci Compass announced an agreement for a combination with MAV Capital Gestora de Recursos SS Ltda. (“MAV” or “MAV Capital”). The transaction was closed on June 28, 2024, and had a total cash consideration of R$
5,000
and an obligation of R$10,000 segregated in two payments in each deal anniversary until 2026, respectively. The transaction increased Vinci Compass participation in the agribusiness, improving a segment that is raising. At the closing date, MAV had R$ 540 million assets under management in private markets sector.
Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

•	Agribusiness focused asset manager;

•	Enhances Vinci’s credit segment offering;

•	More than 35 in-house structured credit operations across several sectors with special focus to Agribusiness.
Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	5,000
Consideration payable	10,000
Contingent consideration (Earn-out)	18,010

Total purchase consideration	33,010

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	285
Other assets and liabilities	(221)
Management contracts	3,245

Net identifiable assets acquired	3,309
Goodwill	29,701

Net assets acquired	33,010

(iii)	Lacan Ativos Reais Business Combination
On November 4, 2024, Vinci Compass announced an agreement for a combination with Lacan Administração de Bens e Participações Ltda. (“Lacan”). The transaction was also closed on November 4, 2024, and had a total cash consideration of R$70,000. The transaction increased Vinci Compass participation in the forestry area investments, improving a ESG agenda segment that is raising in a short period of time. At the closing date, Lacan had R$ 1.5 billion assets under management in private markets sector.
Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

•	Timberland investment management organization;

•	Forestry vertical to complement Vinci Compass’s Real Asset segment;

•	Strong relationships with Brazilian and European institutional investors;

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

•	Long-term AUM with 15+ year funds.
Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	70,000
Contingent consideration (Earn-out I)	18,519
Contingent consideration (Earn-out II)	14,949

Total purchase consideration	103,468

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	1.987
Other assets and liabilities	(1,497)
Management contracts	27,660

Net identifiable assets acquired	28,150
Goodwill	75,318
Net assets acquired	103,468

All the business combinations are still under its measurement period. During this period, additional assets or liabilities can be recognized if new information is obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as Vinci Compass receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

(b)	Investments accounted for using the equity method
As of December 31, 2024, the detail of investments in associates and joint ventures is as follows:

Affiliate	Country	Ownership		Nature of relationship	Equity	Share of profit (loss) (***)
CCLA Holdings Development and Property Management SL (“CCLA Holdings”) (*)	Spain	50%		Joint venture	46,448	(1,652)
Mexican associates’ entities (**)	Mexico	(	**)	Associate	8,633	152

					55,081	(1,500)

(*)	Joint Venture relationships with CIM Group. There is no control in these investments.
(**)
Investments in Mexican associates comprise regulatory investment required to Compass Investment de México S.A. de C.V. Mexican associates does not have control over these investments. The ownership on theses associates may vary from 0.04% to 1.89%.

(***)	Comprise group’s share of the post-acquisition profits or losses of the investees.
As of 31 December 2024, movements in investment in joint ventures and associates are as follows:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	CCLA Holdings	Mexican associates	Total
Investments recognized as a result of business combination	32,604	7,943	40,547
Capital increase	13,140	—	13,140
Equity gain (loss)	(1,652)	152	(1,500)
Foreign exchange variation	2,356	538	2,894

Closing balance of investment on December 31, 2024	46,448	8,633	55,081
Summarized financial information for material associates and joint ventures:
The tables below provide summarized financial information for those joint ventures and associates that are material to the Group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not Vinci Compass share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

CCLA Holdings
Current assets	89,175
Non-current assets	55,502
Current liabilities	(51,780)
Non-current liabilities	—

Net assets	92,897
Ownership interest	50%
Investments by equity method	46,448

(c)	Non-controlling interests (NCI)
Set out below is summarized financial information for each subsidiary that has non-controlling
interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Summarized Balance Sheet
Current assets	466	232	392,026	100,873	392,492	101,105
Current liabilities	(777)	(707)	(3,447)	(2,816)	(4,224)	(3,523)

Current net assets	(311)	(475)	388,579	98,057	388,268	97,582
Non-current assets	601	601	21,393	13,549	21,994	14,150
Non-current liabilities	(2,750)	(1,550)	(408,305)	(96,805)	(411,055)	(98,355)

Non-current net assets	(2,149)	(949)	(386,912)	(83,256)	(389,061)	(84,205)
Net assets	(2,460)	(1,424)	1,667	14,801	(793)	13,377

Accumulated NCI	(615)	(356)	250	2,220	(365)	1,864

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of
Brazilian
Reais, unless otherwise stated

Summarized statement of comprehensive income	Vinci Asset Allocation		Vinci Holding Securitária		Total
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Revenue	429	90	380	74	809	164
Profit for the period	(1,036)	(1,292)	(13,135)	(5,505)	(14,171)	(6,797)
Total comprehensive income	(1,036)	(1,292)	(13,135)	(5,505)	(14,171)	(6,797)

Profit/(loss) allocated to NCI	(259)	(323)	(1,970)	(826)	(2,229)	(1,149)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Property and equipment

	12/31/2024
	Buildings	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total
Cost
At January 1, 2024	—	12,858	48,963	7,634	10,325	791	80,571
Assets recognized as a result of business combination	27,889	1,985	16,453	2,378	211	160	49,076
Acquisitions, net of disposals	—	346	523	1,277	185	(275)	2,056
Write-off of fully depreciated items	—	(4,655)	(138)	(5,046)	(3,415)		(13,253)
Foreign Exchange variations of property and equipment abroad	—	—	5,150	—	1,484	—	6,634

At December 31, 2024	27,889	10,534	70,951	6,243	8,790	676	125,083

Accumulated depreciation
At January 1, 2024	—	(9,303)	(43,205)	(6,128)	(9,344)	—	(67,980)
Depreciation	(93)	(937)	(3,414)	(702)	(379)	—	(5,525)
Write-off of fully depreciated items	—	4,608	138	5,046	3,415	—	13,207
Foreign Exchange variations of property and equipment abroad	—	132	(4,329)	(15)	(1,430)	(11)	(5,653)

At December 31, 2024	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)

Net book value
At January 1, 2024	—	3,555	5,758	1,506	981	791	12,591

At December 31, 2024	27,796	5,035	20,141	4,444	1,052	664	59,132

Annual depreciation rate - %	50	From 5 to 10	From 10 to 20	20	From 5 to10	—	—

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2023
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total
Cost
At January 1, 2023	11,782	47,824	7,113	10,241	873	77,833
Acquisitions	1,076	2,574	521	496	(82)	4,585
Foreign Exchange variations of property and equipment abroad	—	(1,435)	—	(412)	—	(1,847)

At December 31, 2023	12,858	48,963	7,634	10,325	791	80,571

Accumulated depreciation
At January 1, 2023	(8,473)	(42,188)	(5,707)	(9,514)	—	(65,882)
Depreciation	(830)	(2,447)	(421)	(229)	—	(3,927)
Foreign Exchange variations of property and equipment abroad		1,430	—	399	—	1,829

At December 31, 2023	(9,303)	(43,205)	(6,128)	(9,344)	—	(67,980)

Net book value
At January 1, 2023	3,309	5,636	1,406	727	873	11,951

At December 31, 2023	3,555	5,758	1,506	981	791	12,591

Annual depreciation rate - %	From 5 to 10	From 10 to 20	20	From 5 to10	—	—

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Intangible assets
Intangible assets include expenditures with the development of the software, placement agent and the management contracts, customers relationship, brands, and the goodwill generated by the acquisitions of SPS, MAV, Compass and Lacan.
The software development comprises mainly the following assets:

•	Products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients’ portfolio; and

•	Systems and applications which are being developed to support retirement services applications.
The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset’s recoverable amount. There were no indications of impairment of intangible assets for the year ended December 31, 2024, and 2023.

	12/31/2024
	Brands and licenses (a)		Software development	Placement Agent (b)	Goodwill (c)		Management Contracts and Customer relationships (d)	Total
Cost
At January 1, 2024	29		40,304	20,722	162,290		22,049	245,394
Assets recognized as a result of business combination	77,763		5,225	—	392,345		360,689	836,021
Additions	30		15,696	3,284	—		—	19,010
Write-off of assets, including fully depreciated items	—		(16,416)	—	—		—	(16,416)
Foreign exchange variation of intangible assets abroad	—		2,164	534	541		344	3,583

At December 31, 2024	77,822		46,973	24,540	555,175		383,082	1,087,592

Accumulated amortization
At January 1, 2024	—		(24,686)	(1,896)	—		(4,064)	(30,646)
Amortization	—		(4,476)	(2,769)	—		(5,061)	(12,306)
Write-off of assets, including fully depreciated items	—		14,712	—	—		—	14,712
Foreign exchange variation of intangible assets abroad	—		(1,117)	(286)	—		—	(1,403)

At December 31, 2024	—		(15,567)	(4,951)	—		(9,125)	(29,643)

At January 1, 2024	29		15,618	18,826	162,290		17,985	214,748

At December 31, 2024	77,822		31,407	19,588	555,175		373,956	1,057,949

Amortization rate (per year) - %	(a	)	20%	(b )	(c	)	(d )	—

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)
Brands have an indefinite useful life and are not subject to amortization. The method used to calculate the fair value of the Brand was Relief from Royalty – RFR, which uses a royalty rate estimated and projected revenue of the Group. The useful life of the brand was determined by the Management as undefined. For this conclusion, we considered (i) the strong reputation among peers and customers, (ii) its potential as a consolidating brand, and (iii) the decision of Vinci in keeping Compass in the company’s new brand Group.

Brands are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(b)
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

(c)
Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. On December 31, 2024, goodwill was tested and no provision for impairment losses was identified by Vinci Compass.

Goodwill	12/31/2024	12/31/2023
Compass	287,866	—
SPS	162,290	162,290
Lacan	75,318	—
MAV	29,701	—

Total	555,175	162,290
The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value-in-use.
Inputs to determine the impairment test of Goodwill:

Goodwill	12/31/2024		12/31/2023
	Annual inflation rate	Discount Rate	Annual inflation rate	Discount Rate
SPS	4.00%	15.25%	4.00%	12.50%
MAV	4.00%	15.25%	—	—
Compass and Lacan business combinations occurred less than 2 months before December 31, 2024. Therefore, since there has been no change in economic or operating conditions that would indicate the considerations paid or assumed for these business combinations should be revised, no impairment tests were performed for the goodwill generated from these business combinations.

(d)
Refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations. These amounts are amortized based on the duration of the related funds. When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

basis, or whenever
any specific economic or operational condition indicates its cost must be reviewed. The total amount allocated to Management Contracts and Customer relationships with undefined useful life is $ 229,035 as of December 31, 2024 (none as of December 31, 2023).

Fund’s Management Contracts and Customer relationships for funs with defined useful life	Forecast period
	From	To
SPS	September 2022	December 2030
MAV	July 2024	December 2029
Lacan	November 2024	December 2041
Compass	November 2024	December 2053
Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). No impairment losses were recognized on December 31, 2024 and 2023.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2023
	Software development and licenses	Placement Agent (a)	Goodwill (b)		Management Contracts and Customer relationships (c)	Total
Cost
At January 1, 2023	28,250	1,359	162,290		22,049	213,948
Additions	12,684	19,469	—		—	32,153
Foreign exchange variation of intangible assets abroad	(601)	(106)	—		—	(707)

At December 31, 2023	40,333	20,722	162,290		22,049	245,394

Accumulated amortization
At January 1, 2023	(23,629)	(65)	—		(1,016)	(24,710)
Amortization	(1,636)	(1,863)	—		(3,048)	(6,547)
Foreign exchange variation of intangible assets abroad	579	32	—		—	611

At December 31, 2023	(24,686)	(1,896)	—		(4,064)	(30,646)

At January 1, 2023	4,621	1,294	162,290		21,033	189,238

At December 31, 2023	15,647	18,826	162,290		17,985	214,748

Amortization rate (per year) - %	20%	(a )	(b	)	(c )	—

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

11	Leases
This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet
The balance sheet shows the following amounts relating to leases:

	12/31/2024	12/31/2023
Sub-lease receivable
Brazil	1,758	5,538
Chile	4,081	—

Total	5,839	5,538
Current	1,758	4,071
Non-current	4,081	1,467

Total	5,839	5,538
Right of use assets
Brazil	51,712	57,521
USA	32,212	787
Others	18,193	—

Total	102,117	58,308
Lease liabilities
Brazil	(56,510)	(71,872)
USA	(40,956)	(940)
Others	(21,989)	—

Total	(119,455)	(72,812)
	12/31/2024	12/31/2023

Current	(33,303)	(24,381)
Non-current	(86,152)	(48,431)

Total	(119,455)	(72,812)
As a result of Compass business combination, the
right-of-use
assets was increased in the amount of R$ 46,775. Addition to the right-of-use
assets resulted from contracts modifications were R$ 3,918 until December 31, 2024 (additions of R$ 2,045 during 2023 financial year).

(ii)	Amount recorded in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	2024	2023	2022
Right of use assets depreciation	(11,132)	(9,686)	(10,800)
Financial expense	(8,295)	(9,809)	(9,359)

	(19,427)	(19,495)	(20,159)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The total
cash outflow for leases in 2024 was R$ 29,406 (R$ 25,830 in 2023 and R$ 24,440 in 2022).
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
(ii) Extension and termination options
Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. Most of the extension and termination options held are exercisable only by the Group and not by the respective lessor.

12	Accounts payable

	12/31/2024	12/31/2023
Accrued liabilities (i)	16,533	—
Temporal deposit from clients (ii)	11,561	—
Dividends payable	3,791	3,791
Lease payable – prior month expense	1,840	2,161
Treasury shares acquisition	810	—
Related Parties	805	—
Other payables	3,327	68

	38,667	6,020

(i)	Fees, commissions, and other payables.
(ii)	Comprises temporal payments made by client to invest in Mexican Investment Fund through the investment manager.

13	Labor and social security obligations

	12/31/2024	12/31/2023
Profit sharing	146,743	93,611
Labor provisions	44,320	13,252

	191,063	106,863

Current	182,071	101,506
Non-current	8,992	5,357

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2024, was paid until the first week of February 2025. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Compass Management estimated the profit sharing as of December 31, 2024, based on the net revenue recognized up to December 31, 2024.
Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current
amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 24 for more details.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

14	Taxes and contributions payable

	12/31/2024	12/31/2023
Income tax	28,812	14,467
Social contribution	3,985	5,061
Social Contribution on revenues (COFINS)	2,769	2,780
Service tax (ISS) on billing	1,677	1,742
Social Integration Program (PIS)	604	606
Withholding Income Tax (IRRF) deducted from third parties	366	103
Others	2,642	94

	40,855	24,853

15	Loans and obligations

	12/31/2024	12/31/2023
Convertible Preferred Shares (i)	577,982	431,333
Commercial Notes (ii)	55,150	73,189
Consideration payable (iii)	10,542	48,199
Contingent consideration (iv)	210,666	64,370
Banco Security (v)	5,647	—
Other obligations	1,555	—

	861,542	617,091

Current	45,220	76,722
Non-current	816,322	540,369

(i)	Convertible Preferred Shares
On October 10, 2023, Vinci Compass and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci Compass’s platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares invested US$100 million (R$ 500,550) in new Series A Convertible Preferred Shares issued by Vinci Compass.
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
Under certain conditions, Vinci Compass may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year
anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders. On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Under the terms of IAS 32, this agreement was evaluated by the Management and classified as a compound instrument, having both a liability and an equity component from the issuer’s perspective. Based on it, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other event that changes the likelihood that the conversion option will be exercised.
The following table presents the changes in the Convertible Preferred Shares up the year ended December 31, 2024:

Fair value of the convertible preferred shares, net of transaction costs	439,651
Net foreign exchange loss/(gain)	(16,513)
Interest expense	8,195

Closing balance December 31, 2023	431,333

Net foreign exchange loss/(gain)	136,374
Interest expense	49,261
Interest paid	(38,986)

Closing balance December 31, 2024	577,982

Current	12,398
Non-current	565,584
On January 1, 2024, the Entity paid the total amount of R$ 6,993 related to the dividends of the series A convertible preferred shares.
On April 1, 2024, the Entity paid the total amount of R$ 9,992 related to the dividends of the series A convertible preferred shares.
On July 1, 2024, the Entity paid the total amount of R$ 11,118 related to the dividends of the series A convertible preferred shares.
On October 1, 2024, the Entity paid the total amount of R$ 10,883 related to the dividends of the series A convertible preferred shares.

(ii)	Commercial notes
On August 15, 2022, Vinci Soluções de Investimentos Ltda,. a subsidiary of Vinci Compass, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000.00 reais for each commercial note). The commercial notes were subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:
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
Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of December 31, 2024 and 2023.
The following table presents the changes in the Commercial Notes up the period ended December 31, 2024 and December 31, 2023:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Closing balance December 31, 2022	83,212

Interest expense	10,841
Interest paid	(11,975)
Principal paid	(8,889)

Closing balance December 31, 2023	73,189

Interest expense	8,651
Interest paid	(8,912)
Principal paid	(17,779)

Closing balance December 31, 2024	55,150

Current	20,353
Non-current	34,797

(iii)	Consideration payable
SPS Capital Gestão de Recursos Ltda.
According to Note 7(a), Vinci Compass acquired SPS Capital Gestão de Recursos Ltda, on August 16, 2022. As part of the deal, Vinci Compass assumed a financial obligation to be paid on the second anniversary of the closing date. The amount as of December 31, 2024 and December 31, 2023 is R$ 9 and R$ 48,199, respectively.
On August 16, 2024, the amount of R$ 51,336 was paid as part of the liquidation of the obligation.
Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.
MAV Capital Gestora de Recursos SS Ltda.
According to Note 7(a), Vinci Compass acquired MAV Capital Gestora de Recursos SS Ltda, on June 28, 2024. As part of the deal, Vinci Compass assumed a financial obligation to be paid in two installments on the first anniversary and second anniversary of the closing date. The amount as of December 31, 2024 is R$ 10,533.
Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iv)	Contingent consideration
The following table presents the changes in the Contingent consideration up the period ended December 31, 2024 and December 31, 2023:

Earn-out	12/31/2024	12/31/2023
SPS	79,674	64,370
Compass	79,515	—
MAV	18,010	—
Lacan	33,467	—

Total	210,666	64,370

SPS Capital Gestão de Recursos Ltda.
Vinci Compass shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci Compass’s best estimate.
On December 31, 2024, Vinci Compass reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in an increase of the contingent consideration fair value. The variation was recognized as an expense in the financial result in the amount of R$ 15,303 for the year ended December 31, 2024 (expense of R$ 15,872 for the year ended December 31, 2023).
MAV Capital Gestora de Recursos SS Ltda.
Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2027 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci Compass’s best estimate.
On December 31, 2024, the fair value of the obligation based on the economic conditions at that date is R$ 18,010.
Lacan Ativos Reais
Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2026 and 2028 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci Compass’s best estimate.
On December 31, 2024, the fair value of the obligation based on the economic conditions at that date is R$ 33,467.
Compass
Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2026 and 2027 subject to the achievement of certain pre-determined
metrics, to be paid in VINP Class A common stock.
On December 31, 2024, the fair value of the obligation based on the economic conditions at that date is R$ 79,515. The variation was recognized as an expense in the financial result in the amount of R$ 4,612 for the year ended December 31, 2024.

(v)	Banco Security
See details in note 5 (d).

16	Retirement plans liabilities
During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of December 2024, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On December 31, 2024, the Retirement plan liabilities are R$ 374,813 (R$ 85,554 in 2023).

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

17	Equity

(a)	Capital
The capital comprises 54,230,733 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.
The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol “VINP.” Vinci Compass has two classes of common shares: Class A common shares and our Class B common shares.
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
The Entity’s shareholders as of December 31, 2024 and 2023 are presented in the table below:

Shareholders	12/31/2023 Quantity	Subscribed (*)	Transferred	Repurchased	12/31/2024 Quantity
Gilberto Sayão da Silva (Class B Common shares)	14,466,239	—	—	—	14,466,239
Alessandro Monteiro Morgado Horta (Class A common shares)	8,266,422	—	—	—	8,266,422
Public Float (Class A common shares)	12,468,475	—	529,675	(1,202,612)	11,795,538
Compass Group (Class A common shares) (*)	—	11,783,384	—	—	11,783,384
Other Shareholders (Class A common shares)	18,577,681	—	(479,379)	(363,530)	17,734,772
Treasury shares (Class A common shares)	3,134,771	—	(50,296)	1,566,142	4,650,617

Total	56,913,588	11,783,384	—	—	68,696,972
Series A Convertible preferred shares (**)	100,000	—	—	—	100,000

Total	100,000	—	—	—	100,000

(*)	As part of the business combination with Compass, Vinci Compass issued 11,783,384 Class A common shares.
(**)
The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.

Fair value option of convertible preferred shares
As informed on note 15 (i), when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument determined for the liability component. In 2023, the fair value of the stock option and the amount of transaction cost that are allocated to the equity are R$ 34,141 and 1,958, respectively.

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

(ii)	Share-based payments
Benefits to its employees through a share-based incentive.

(e)	Dividends
On February 7, 2024, Vinci Compass declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of February 22, 2024, totalizing US$ 10,756 (R$ 53,357), paid on March 5, 2024.
On May 7, 2024, Vinci Compass declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of May 23, 2024, totalizing US$ 9,085 (R$ 45,978), paid on June 5, 2024.
On August 6, 2024, Vinci Compass declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of August 21, 2024, totalizing US$ 9,027 (R$ 51,026), paid on September 5, 2024.
On November 5, 2024, Vinci Compass declared a quarterly dividend distribution of US$ 0.16 per common share to shareholders as of November 20, 2024, totalizing US$ 8,402 (R$ 48,603), paid on December 5, 2024.
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
On February 7, 2024, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company’s outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plan is approved to replace the share buyback and repurchase plans approved on February 14, 2023, which expired on the date that the R$60.0

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

million buyback limit set thereunder was reached.
On September 26, 2024, the Company announced a new share buyback and share repurchase plans to buy back up to US$15.0 million of the Company’s outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plans are approved to replace the share buyback plan announced on February 7, 2024, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.
During the year of 2024, the Company bought back 1,566,142 shares from its shareholders and the market, in the amount of R$ 28,302 and R$ 70,646, respectively.
In December 2024 the Company holds 4,650,617 Class A common shares in treasury.

(g)	Basic and diluted earnings per share

a) Basic earning per share	2024	2023	2022
From continuing operations attributable to the ordinary equity holders of the Entity	2.14	4.02	3.89

Total basic earning per share attributable to the ordinary equity holders of the Entity	2.14	4.02	3.89

b) Diluted earning per share	2024	2023	2022
From continuing operations attributable to the ordinary equity holders of the Entity	2.08	3.85	3.84

Total basic earning per share attributable to the ordinary equity holders of the Entity	2.08	3.85	3.84

c) Reconciliations of earnings used in calculating earnings per share

Basic earnings per share:	2024	2023	2022
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	118,202	220,608	219,417

	118,202	220,608	219,417

Diluted earnings per share	2024	2023	2022
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	118,202	220,608	219,417

Used in calculating diluted earnings per share	118,202	220,608	219,417

d) Weighted average number of share used as the denominator	2024	2023	2022
Weighted average number of ordinary share/quotas used as the denominator in calculating basic earnings per share:	55,190,584	54,903,764	56,356,293
Adjustments for calculation of diluted earnings per share:	1,733,042	501,807	792,815

Weighted average number of ordinary shares/quotas and potential ordinary shares used as the denominator in calculating diluted earnings per share	56,923,626	55,405,572	57,149,108

18	Revenue from services rendered

	2024	2023	2022
Gross revenue from management fees	516,834	420,879	396,532
Gross revenue from performance fees	38,174	22,628	15,343
Gross revenue from advisory services	72,551	43,480	24,072
Gross revenue from other revenues	7,924	—	—

Gross revenue from services rendered	635,483	486,987	435,947

In Brazil	424,840	397,092	338,937
Abroad	210,643	89,895	97,010
Taxes and contributions	(34,704)	(32,567)	(27,852)

Net revenue from services rendered	600,779	454,420	408,095

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Net revenue from management fees	487,533	393,367	371,501
Net revenue from performance fees	37,188	21,254	14,600
Net revenue from advisory services	68,134	39,799	21,994
Net revenue from other revenues	7,924	—	—

19	General and administrative expenses

	2024	2023	2022
Personnel	(103,485)	(70,860)	(63,665)
Share Based Plans (b)	(22,479)	(14,967)	(14,276)
Profit sharing (a)	(108,102)	(94,640)	(79,872)

	(234,066)	(180,467)	(157,813)
Third party expense (c)	(119,209)	(33,318)	(38,836)
Right of use depreciation (d)	(11,132)	(9,686)	(10,800)
Depreciation and amortization (e)	(17,569)	(10,094)	(4,986)
Travel and representations	(8,991)	(3,928)	(4,535)
Condominium expenses	(4,081)	(3,041)	(3,315)
Other operating expenses (f)	(16,927)	(11,730)	(9,064)

	(411,975)	(252,264)	(229,349)
(a) Profit-sharing
According to the profit-sharing program and based on laws applicable to each country and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 108,102 (R$ 94,640 in 2023 and 79,872 in 2022) for the year ended December 31, 2024.
(b) Share-based payments
See Note 25 for more details.
(c) Third party expense
Third party expenses are composed for accounting, audit, advisory, due diligence services, information technology, marketing, and other contracted services.
The increase in 2024 is mainly related to the business combinations concluded in 2024, which increases the service expenses, including due diligence services provided by third parties as part of business combinations process.
(d) Right of use depreciation
See Note 11 for more details.
(e) Depreciation and amortization
The amount is mainly comprised by property and equipment depreciation and intangible amortization. See Notes 9 and 10 for more details.
The increase in 2024 is mainly related to the fixed and intangible assets assumed as part of the business combinations concluded in 2024, which increases the depreciation and amortization expenses.
(f) Other operating expenses

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

20	Finance profit/(loss)

	2024	2023	2022
Investment income (i)	64,322	110,474	94,728
Financial revenue through amortized cost	19,213	4,571	—
Foreign currency variation income	—	742	2,514
Financial revenue on sublease agreements	538	700	390
Contingent consideration variation (iii)	—	4,051	13,971
Other finance income	2,798	1,271	530

Finance income	86,871	121,809	112,133

Financial expense on lease agreements	(8,295)	(9,809)	(9,359)
Interest expense on loans and financing (ii)	(61,784)	(23,654)	(5,804)
Bank fees	(151)	(141)	(354)
Interest and arrears	(3)	—	(4)
Investment losses (i)	—	(111)	(554)
Fines on taxes	(3)	(1)	(4)
Foreign currency variation expense	(20,807)	(775)	(2,986)
Interest on taxes	(85)	(79)	—
Contingent consideration variation (iii)	(19,915)	(19,923)	—
Other financial expenses	(1,182)	(87)	—

Finance costs	(112,225)	(54,580)	(19,065)

Finance profit/(loss), net	(25,354)	67,229	93,068

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below.

	2024	2023	2022
Mutual funds and fixed income investments (a)	62,098	109,657	94,489
Private equity funds	2,224	817	239

	64,322	110,474	94,728

Mutual funds	—	—	(486)
Private equity funds	—	(111)	(68)

	—	(111)	(554)

(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income.
(ii)
Interest expense on loans and financing comprises the financial result on the Commercial notes, the consideration payable related to SPS acquisition and interest expense on the convertible preferred shares. Please see note 15 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 15 (iv) for more detail.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

21 Income tax and social contribution
As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.
Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda, Vinci Soluções de Investimentos Ltda, Vinci Vida e Previdência S.A. and CG Investimentos Brazil Ltda, are taxed based on the deemed profit.
Vinci Compass has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime in December, 2024 is R$ 13,102 (R$ 6,066 on December 31, 2023).
No foreign subsidiaries presented net income for taxation of income and social contribution taxes until December 31, 2024 and 2023.
The income tax and social contribution charge on the results for the year can be summarized as follows:

	2024	2023	2022
Current income tax	(37,989)	(42,961)	(38,945)
Current social contribution	(13,669)	(15,605)	(14,199)

	(51,658)	(58,566)	(53,144)

Deferred income tax	3,921	6,455	683
Deferred social contribution	1,760	2,185	48

	5,681	8,640	731

Income taxes and social contribution	(45,977)	(49,926)	(52,413)
Deferred tax balances

	12/31/2024	12/31/2023
Deferred tax assets
Tax losses	13,102	6,066
Leases	68	1,084
RSU	3,103	2,188
Interest expense on obligation for acquisition	3,190	2,121
Amortization on management Contracts	2,419	1,382
Contingent consideration	5,849	646
Others	3,615	—

Total	31,346	13,487

Deferred tax liabilities
Financial revenue	(2,287)	(1,147)
Estimated revenue	(1,193)	(1,570)
Leases	(984)	(351)

Total Income Tax	(4,464)	(3,068)

Estimated revenue	(622)	(815)

Total (Taxes and contribution)	(622)	(815)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Total deferred tax liabilities	(5,086)	(3,883)

Movements	Tax losses	Leases	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2022	4,912	1,805	1,628	896	9,241
to profit and loss	1,154	(721)	560	3,253	4,246

As at December 31, 2023	6,066	1,084	2,188	4,149	13,487

Deferred assets recognized as a result of business combination	7,053	(360)	—	4,131	10,824
to profit and loss	(588)	(675)	915	6,505	6,208
Foreign exchange variation of deferred tax assets abroad	571	19	—	287	827

As at December 31, 2024	13,102	68	3,103	15,072	31,346

(*)	Comprises mainly deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Movements	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total
Deferred tax liabilities
As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)
to profit and loss	(174)	183	(302)	4,750	4,457

As at December 31, 2023	(1,147)	(2,385)	(351)	—	(3,883)

Deferred liabilities recognized as a result of business combination	(337)	—	—	—	(337)
to profit and loss	(771)	570	(633)	—	(844)
Foreign exchange variation of deferred tax liabilities assets abroad	(32)	—	—	—	(22)

As at December 31, 2024	(2,287)	(1,815)	(984)	—	(5,086)

(a) Tax effective rate

	2024	2023	2022
Profit (loss) before income taxes	161,950	269,385	271,814
Combined statutory income taxes rate - %	34%	34%	34%

Income tax benefit (expense) at statutory rates	(55,063)	(92,591)	(92,417)
Reconciliation adjustments:
Expenses not deductible	(192)	(880)	(214)
Tax benefits	143	190	282
Share based payments	(1,589)	(516)	(297)
Unrecognized tax loss credits	(4,926)	(2,055)	—
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	15,455	44,833	40,220
Other additions (exclusions), net	195	93	13
Income taxes expenses	(45,977)	(49,926)	(52,413)
Current	(51,658)	(58,566)	(53,144)
Deferred	5,681	8,640	731
Effective rate	28%	19%	19%

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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

22	Related parties

(a)	Key management remuneration
The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 23,954, including profit-sharing compensation for the year ended December 31, 2024 (2023 - R$ 16,672).
According to Vinci Compass internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2025, after the Management approval. As informed in Note 12, Vinci Compass accrued a provision for profit sharing for the Group as of December 31, 2024.

(b)	Receivables from related parties
The Entity receivables from related parties as of December 31, 2024, and 2023, as shown in the table below:

	12/31/2024	12/31/2023
Compass Group Cayman Ltd. (“CGC”) (*)	21,673	—
CCLA Chile	1,600	—
Hakone Participações Societárias S.A.	12	—
Osaka Participações Societárias S.A.	8	—
Cagliari Participações S.A.	4	4

	23,297	4

(*)	Refers to a credit line financing from Vinci Compass to CGC in the amount of US$ 3,500 to fund redemptions, repurchases and other acquisitions of equity interests in CGC.

(c)	Employees loans
As presented in Note 7(iii), Vinci Compass may advance payments to its employees.

(d)	Receivables from employees
During 2024 and 2023, Vinci Compass sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2030, and a monetary variation will be charged by inflation index.

23	Segment reporting
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
Vinci Compass decided to reorganize the segments by grouping strategies that align with their management characteristics, management fees, performance, and duration. This restructuring aims to better accommodate the recent acquisitions and ensure the company is organized in a more cohesive and efficient manner. It will

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

also foster collaboration across all areas of the business, helping the Company maintain a strong, adaptable organization that is better equipped to respond to market demands and capitalize on new opportunities. The Entity’s operations are segmented according to the organization and management model approved by management, and they are divided as follows:
Global Investment Products and Solutions (Global IP&S)
The Global IP&S segment provides access to a network of world-class GPs and top-tier
asset managers as well as proprietary investment solutions, on a discretionary and non-discretionary
basis. The strategy is designed to deliver investment and advisory solutions, with a focus on alpha generation, tailored to clients’ objectives. Within the Global IP&S segment, we provide multi-asset allocation strategies, as well as portfolio and management services, structured around medium to long-term risk allocation. The segment operates as a comprehensive strategy that includes Third-Party Distribution (Liquid and Alternative), Separate Mandates, Commingled Funds, Brokerage, Pension Plans, Global Solutions and Vinci Retirement Services.
Credit
The segment operates across three business lines: Public and Private Credit, Opportunistic Capital Solutions, and Agribusiness Credit, with both local and hard currency strategies. The Credit segment is designed to address the diverse financing needs of both mature and growing businesses through a broad range of sub-strategies,
including local currency high grade and high yield, structured credit and confirming, real estate and infrastructure credit, agribusiness, hard currency high-grade and high-yield strategies, and opportunistic capital solutions.
Private Equity
The Private Equity segment has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is vale creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The Private Equity segment invests through two sub-strategies:
Vinci Capital Partners, which focuses on control and
co-control
investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium
enterprises with a dual mandate of generating ESG impact as well as market returns.
Equities
The Equities segment operates through two distinct strategies, delivering robust and diversified investment solutions across Latin America or specific country markets. These strategies are designed to capitalize on regional opportunities and specialized market dynamics, offering clients tailored approaches to achieve their investment goals. The segment includes a range of sub-strategies
to address different investor profiles and market conditions, including Long Only, Dividends, Small Caps, Long Biased, and other specialized approaches.
Real Assets
The Real Assets segment comprises investments focused on tangible, income-generating assets through real estate, infrastructure and forestry strategies, as described below:

(i)	Real Estate
The Real Estate segment is focused on income-generating mature real estate assets across Brazil through REITs listed on the B3, including shopping centers, industrial properties, commercial offices, urban properties and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The strategy covers also additional development strategies in Brazil, Uruguay and Peru, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Infrastructure
The infrastructure strategy has exposure to real assets across the infra sector in Brazil, through equity and debt instruments. The management team invests through the following sub-sectors:
power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies:
sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iii)	Forestry
The Forestry strategy focuses on investments in eucalyptus, pine, and native forests in Brazil, aiming to generate attractive returns through sustainable timber harvesting. The strategy includes both greenfield and brownfield projects, leveraging active management practices to enhance productivity and long-term asset value. Investments are structured across multiple vintages, with the fourth fund currently in fundraising and progressing toward Article 9 classification. The strategy applies an ESG framework to guide portfolio monitoring, set clear objectives, and assess social impacts, prioritizing projects that deliver both environmental and social benefits. The local presence of Lacan and its long-term relationships with key industry players provide privileged access to the best opportunities.
Corporate advisory
The corporate advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The corporate advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2024
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	77,017	101,886	75,273	75,339	58,904	36,421	—	424,840
Abroad	78,319	14,629	21,831	76,024	9,708	10,132	—	210,643

Gross revenue from services rendered	155,336	116,515	97,104	151,363	68,612	46,553	—	635,483

Advisory fees	—	5,400	351	19,299	948	46,553	—	72,551
Management fees	155,336	102,493	87,959	109,203	61,844	—	—	516,834
Other revenues	—	180	—	7,744	—	—	—	7,924
Performance fees	—	8,443	8,794	15,117	5,820	—	—	38,174
Taxes and contributions	(8,688)	(6,103)	(4,907)	(7,619)	(3,730)	(3,657)	—	(34,704)

Net revenue from services rendered	146,648	110,413	92,197	143,744	64,882	42,896	—	600,779
(-) General and administrative expenses	(17,027)	(27,295)	(33,576)	(50,875)	(16,836)	(15,192)	(228,696)	(389,496)
Share-based payments	(10)	(46)	(5)	(10)	(13)	—	(22,395)	(22,479)

Operating profit	129,611	83,072	58,616	92,859	48,033	27,705	(251,091)	188,804
Finance income								86,871
Finance cost								(112,225)
Finance result, net								(25,354)
Equity Gain/Loss								(1,500)

Profit before income taxes								161,950
Income taxes								(45,977)
Profit for the year								115,973

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2023
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	68,569	72,906	60,821	84,822	71,335	38,639	—	397,092
Abroad	65,063	6,860	—	12,041	3,826	2,105	—	89,895

Gross revenue from services rendered	133,632	79,766	60,821	96,863	75,161	40,744	—	486,987

Advisory fees	—	2,700	—	36	—	40,744	—	43,480
Management fees	133,632	77,273	55,339	91,594	63,041	—	—	420,879
Performance fees	—	(207)	5,482	5,232	12,120	—	—	22,628
Taxes and contributions	(8,107)	(4,288)	(3,411)	(8,519)	(4,794)	(3,448)	—	(32,567)

Net revenue from services rendered	125,525	75,478	57,410	88,343	70,366	37,297	—	454,420
(-) General and administrative expenses	(15,384)	(18,186)	(15,293)	(36,972)	(16,835)	(9,699)	(124,927)	(237,297)
Share-based payments	(65)	(651)	(72)	96	(181)	—	(14,094)	(14,967)

Operating profit	110,076	56,641	42,045	51,468	53,350	27,597	(139,021)	202,156
Finance income								121,809
Finance cost								(54,580)
Finance result, net								67,229

Profit before income taxes								269,385
Income taxes								(49,926)
Profit for the year								219,459

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2022
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	41,003	70,607	40,050	96,410	70,168	20,699	—	338,937
Abroad	73,548	183	—	19,241	4,038	—	—	97,010

Gross revenue from services rendered	114,551	70,790	40,050	115,651	74,206	20,699	—	435,947

Advisory fees	—	3,340	—	33	—	20,699	—	24,072
Management fees	114,551	68,843	34,998	109,500	68,640	—	—	396,532
Performance fees	—	(1,393)	5,052	6,118	5,566	—	—	15,343
Taxes and contributions	(5,442)	(4,133)	(2,241)	(9,482)	(4,763)	(1,791)	—	(27,852)

Net revenue from services rendered	109,109	66,657	37,809	106,169	69,443	18,908	—	408,095
(-) General and administrative expenses	(13,917)	(16,132)	(10,871)	(38,518)	(10,847)	(5,021)	(119,767)	(215,073)
Share-based payments	(230)	(828)	(92)	(414)	(230)	—	(12,482)	(14,276)

Operating profit	94,962	49,697	26,846	67,237	58,366	13,887	(132,249)	178,746
Finance income								112,133
Finance cost								(19,065)
Finance result, net								93,068

Profit before income taxes								271,814
Income taxes								(52,413)
Profit for the year								219,401

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

24	Legal Claims
As of December 31, 2024 and 2023, the Entity is not aware of disputes classified as probable chance of loss.
Find below the disputes classified as possible chance of loss segregated into labor and tax.

	12/31/2024	12/31/2023
Tax	23,327	22,095
Labor	540	780

Total	23,867	22,875

Tax Claims
Vinci Gestora de Recursos Ltda. is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer’s portion and Work Accident Insurance (SAT)) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,857 (2023: R$ 3,652).
In the second quarter of 2024, Vinci Equities Gestora de Recursos Ltda. settled its one proceeding related to the requirement of ISS (excise tax) under rendered services to investment funds located abroad (2023: R$ 266).
On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 19,470 (2023: R$ 18,154) for the calendar year of 2013.

25	Share-based payments
The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on December 31, 2024.
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
As of December 31, 2024, there are stock options outstanding with respect to 1,482,753 Class A common shares. All the stock options were vested on February 1 st
, 2024, and the Participants have a period of 12 months to exercise their vested options from February 1, 2024 (“Exercise Deadline”). On February 1, 2025, no options were exercised by any Participant.
The total expense recognized for the programs for the year ended December 31, 2024, was R$ 119 (December 31, 2023 was R$ 1,147).
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
As of December 2024, there are stock options outstanding with respect to 1,099,472 Class A common shares (1,116,884 Class A

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

common shares as of December 2023).
The total expense recognized for the programs for the year ended December 2024 was R$ 3,839 (December 31, 2023 was R$ 2,470).
January 2024
In January 2024, the Board of Directors approved a third Stock Option Plan, which aims to grant up to 1,274,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11.04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027. During the first semester of 2024 the Entity and its subsidiaries issued stock option in connection to the related Plan.
As of December 2024, there are stock options outstanding with respect to 1,260,892 Class A common shares (1,273,492 at the grant date).
The total expense recognized for the programs for the year ended December 31, 2024 was R$ 6,608.
Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan
On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci Compass and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950,000 shares.
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

c)	Outstanding shares granted and valuation inputs
The total RSUs awarded for this Plan was 781,881. The table below summarize the activity for the years ended December 31, 2024 and 2023.

	2024	2023
RSU outstanding on January 1 st	688,779	781,881

Forfeited	(4,310)	(35,689)
Vested	(68,311)	(57,413)

RSU outstanding on December 31	616,158	688,779

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

d)	As of December 31, 2024, total compensation expense of the plans was R$ 11,912 (R$ 11,350 as of December 31, 2023), including R$ 6,013 (R$ 4,007 as of December 31, 2023) of social charges provisions.

26	Subsequent Events
In January 2025, the Board of Directors approved a fourth Stock Option Plan, which aims to grant up to 2,569,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have a weighted average exercise price per share in the amount of US$10.70; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2028.