Form 20-F
period 2025-12-31
Vinci Compass Investments Ltd.
filed 2026-04-20
CIK 1826286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

.
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number:
001-39938

Vinci Compass Investments Ltd.
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
+
55
(
21
)
2159-6240
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Copies to:
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York,
NY
10017
Phone: (212)
450-4000
Fax: (212)
450-6858
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares , par value US$0.00005 per share	VINP	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding shares as of the date of this annual report was 50,955,859 Class A common shares and 14,466,239 Class B common shares.
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
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements
.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b). ☐
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

VINCI COMPASS INVESTMENTS LTD.

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

Financial Statements

We present in this annual report the audited consolidated financial statements of Vinci Compass Investments Ltd., which we refer to in this annual report as “Vinci Compass,” for the years ended December 31, 2025, 2024 and 2023. The audited consolidated financial statements of Vinci Compass were prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

Vinci Compass maintains its books and records in Brazilian reais, the presentation currency for its financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, the financial information presented herein as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, is stated in Brazilian reais, our reporting currency. The consolidated financial information of Vinci Compass contained in this annual report is derived from Vinci Compass’ audited consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to the audited consolidated financial statements of Vinci Compass included elsewhere in this annual report. All references herein to “we,” “us,” “our,” or the “Company” are to Vinci Compass.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended December 31 of that calendar year.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Brazilian Central Bank.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our FRE, FRE Margin, PRE, PRE Margin, IRE, Distributable Earnings, and Distributable Earnings Margin, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS Accounting Standards, for the convenience of investors.

We present Fee Related Earnings, or FRE, because we believe this metric is useful to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024). FRE Margin is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues.

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

We present Investment Related Earnings, or IRE, because this measure reflects the economics associated with realized and unrealized capital gains from our proprietary capital invested alongside clients, through GP commitments in our managed funds, which we believe can create meaningful value over the long term, although the timing and magnitude of such value realization may vary materially depending on investment performance, market conditions and realization cycles. We calculate IRE as finance profit/(loss), net less (a) financial revenue through amortized cost, less (b) foreign currency variation income, less (c) financial revenue on sublease agreements, less (d) contingent consideration variation, less (e) other finance income, less (f) financial expense on lease agreements, less (g) interest expense on loans and financing, less (h) bank fees, less (i) interest and arrears, less (j) fines on taxes, less (k) foreign currency variation expense, less (l) interest on taxes, less (m) other financial expenses and less (m) financial income.

We present Distributable Earnings as a metric used by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, plus (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain (loss) from investment income, plus (f) income taxes on unrealized gain (loss) from investment income, plus (g) share-based payments, less (h) income taxes on share-based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration variation, plus (k) income tax on contingent consideration variation, plus (l) dividends received, plus (m) other comprehensive income adjustment, or OCI adjustment, less (n) minority interests. In 2025, certain changes were made to the presentation of the Distributable Earnings metric to provide additional information reflecting developments in the Company’s business. The presentation of the earn-out was adjusted for transparency purposes: previously, the earn-out was presented net of taxes in item (j), whereas beginning in 2025 the related income tax effects are presented separately in item (k). In addition, items (l) dividends, (m) OCI adjustment and (n) minority interests were introduced to reflect dividend distributions to minority shareholders of companies that were not wholly acquired by the Company. The OCI adjustment reflects the fourth quarter only and was included so that the whole Company’s position in assets and liabilities in foreign currencies is presented in a manner consistent with its economic exposure and internal management approach.

Distributable Earnings Margin is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

FRE, FRE Margin, PRE, PRE Margin, IRE, Distributable Earnings and Distributable Earnings Margin as described in this annual report are non-GAAP measures that are not a substitute for the IFRS Accounting Standards measures of earnings. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

In addition, this annual report presents our Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year, and Adjusted Profit Margin for the year, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS Accounting Standards, for the convenience of investors. Our Distributable Earnings, Distributable Earnings Margin, profit for the year and profit margin differ from our Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit and Adjusted Profit Margin, respectively, as a result of the adjustments described in this annual report.

We present Adjusted Distributable Earnings as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization, less income tax related to those realized expenses. Adjusted Distributable Earnings Margin is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues, and realized gain from investment income.

We present Adjusted Profit for the year because management evaluates this measure and we believe it can provide useful information to investors and analysts regarding the net results of our business. We calculate Adjusted Profit for the year as profit for the year plus (a) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization, less (b) income tax related to those realized expenses, less (c) contingent consideration variation, plus (d) income tax related to contingent consideration variation, plus (e) OCI adjustment. Adjusted Profit Margin for the year is calculated as Adjusted Profit for the year divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and net revenue from other revenues.

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

•

the interests of our controlling shareholder, Gilberto Sayão da Silva, who owns 100% of our outstanding Class B common shares, which represents approximately 71.3% of the voting power of our issued share capital;

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

•

changes in the global trade and tariff environment, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains, such as recent U.S. tariff increases on imports from Latin America and certain other regions;

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

Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic and political uncertainty, such as those deriving from the governments of the countries in which we operate, changes in laws (including laws relating to taxation), trade barriers and trade tension (including between the United States and China), commodity prices, currency exchange rates and controls and national political circumstances (including the effects of general elections expected to be held across several Latin American countries in 2026) and international geopolitical conflict (including the ongoing wars between Ukraine and Russia and Israel and Hamas, geopolitical strife arising out of actual or planned U.S. intervention in Venezuela and Greenland, the ongoing conflict between the United States, Israel and Iran, or other terrorist acts or security operations). Future market conditions may be less favorable compared to current and historical market conditions. Adverse conditions in financial markets and the economy can adversely impact our results of operations and financial condition by decreasing our AUM (both directly through a decline in market value or through clients withdrawing investments) and thereby decrease our management, advisory and performance fees and other revenues, as well as by decreasing the investment income we earn from our proprietary investments.

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

Our performance is subject to the risks of the strategies, assets, industries and businesses in which our investment funds invest.

Our performance is directly tied to the payment of fund management and performance fees by our investment funds, which, in turn, are subject to a number of risks inherent to their operations and to the risks of the assets, industries, geographies and businesses in which the portfolio companies and other investments of such funds operate or are exposed across our platform (including our private markets, real assets, credit and public markets strategies and our investment products and solutions and other businesses).

Our performance is also affected by fees for advisory services, which are subject to transaction closings and realization of investments (including IPOs) advised by Vinci Compass, and may include upfront fees related to third-party fund distribution and similar initiatives. Some of these strategies are particularly noteworthy for the inherent risks therewith associated, such as real assets investments, including infrastructure and real estate. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war and other factors that are beyond our control.

In addition, the acquisition of direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, is subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, the investment in energy, manufacturing, transportation, water and sanitation, and other infrastructure capital-intensive projects, as well as the development and operation of assets associated with real estate and certain other assets, may expose our investment funds, and, consequently, us, to increased environmental liabilities that are inherent in the ownership of such assets, which under applicable laws may be imposed regardless of fault.

Changes in the debt financing markets may negatively impact the ability of our investment funds’ portfolio companies and their balance-sheet-driven strategies to obtain attractive financing for their investments or to refinance existing debt and may increase the cost of such financing or refinancing if it is obtained, which could lead to lower-yielding investments and potentially decrease our net income.

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

We expect that our primary liquidity needs will consist of cash required to:

•

continue to grow our business lines, including seeding new strategies, funding our capital commitments made to existing and future funds (which, as of December 31, 2025, amounted to R$1.4 billion), and otherwise supporting investment vehicles that we sponsor;

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

Our earnings are highly variable from quarter to quarter due to the volatility of investment returns of most of our funds, other investment vehicles and our balance sheet assets and the transaction and other fees earned from our businesses. We recognize earnings on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds and for certain of our recent funds, when a performance hurdle is achieved. During times of market volatility, the fair value of our funds and our balance sheet assets are more variable, and as publicly traded equity securities and investment fund interests currently represent a proportion of the assets of many of our funds and balance sheet assets, volatility in the equity markets may have a significant impact on our reported results. A decline in realized or unrealized gains, a failure to achieve a performance hurdle or an increase in realized or unrealized losses, would adversely affect our profit for the year.

Net revenue from management fees, net revenue from performance fees and net revenue from advisory services, which we recognize when contractually earned, can vary due to fluctuations in AUM, the number of investment transactions made by our funds, the number of portfolio companies we manage, the fee provisions contained in our funds and other investment products and transactions by our advisory services, as well as revenue from distribution services (which impact both management and advisory fees, particularly upfront fees) and other income streams such as advisory and execution and funds services. In any particular quarter, fee income may vary significantly due to the variances in size and frequency of management and performance fees, or fees received for our advisory services. We may create new funds or investment products or vary the terms of our funds or investment products (for example, our funds may include performance hurdles), which may alter the composition or mix of our income from time to time.

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

We are entitled to receive performance fees when the return on AUM, over a given period established in each fund’s private memorandum, exceeds certain hurdle rates or other contractual performance thresholds. The timing and receipt of performance fees from our investment funds are unpredictable and will contribute to the volatility of our cash flows. Performance fee payments from investments depend on our funds’ performance and opportunities for realizing gains, which may be limited. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering or other exit. To the extent an investment is not profitable, no performance fees will be received from our funds with respect to that investment and, to the extent such investment remains unprofitable, we will only be entitled to a management fee on that investment. Furthermore, certain vehicles and separately managed accounts may not provide for the payment of any performance fees at all. Even if an investment proves to be profitable, it may be several years before any profits can be realized in cash. Performance allocations and incentive fees could be significantly reduced as a result of our inability to maximize the value of investments by an investment fund during the liquidation process or in the event of the triggering of a “clawback” obligation. We cannot predict when, or if, any realization of investments will occur. In addition, if finance providers, such as commercial and investment banks, make it difficult for potential purchasers to secure financing to purchase companies in our investment funds’ portfolio, it may decrease potential realization events and the potential to earn performance fees. A downturn in the equity markets would also make it more difficult to exit investments by our selling equity securities or investment fund interests. If we were to have a realization event in a particular quarter, the event may have a significant impact on our cash flows during the quarter that may not be replicated in subsequent quarters. A decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our investment income, which could further increase the volatility of our quarterly results.

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

Although retail investors have been part of our historic distribution efforts, we have increasingly undertaken business initiatives to increase the number and type of investment products we offer to high-net-worth individuals, family offices and other mass affluent investors. In some cases, we seek to distribute our funds to such retail investors indirectly through feeder funds sponsored by brokerage firms, private banks or third-party feeder providers, and in other cases directly to the qualified clients of private banks, independent investment advisors and brokers. In other cases, we create investment funds specifically designed for direct investment by retail investors. Our initiatives to access retail investors entail the investment of resources and our objectives may not be fully realized.

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

Technological innovation, including artificial intelligence, may expose us to competitive, operational, reputational, and regulatory risks.

Rapid technological change, including the increasing adoption of artificial intelligence, or AI, and other emerging technologies, presents both opportunities and risks to our business. We may be required to make significant investments to update our internal systems, develop new capabilities, integrate third-party solutions, and adapt existing processes and controls. Our ability to implement these technologies effectively may be constrained by execution challenges, resource limitations, reliance on third-party vendors, cybersecurity and data governance requirements, and the need to attract and retain personnel with specialized expertise. If we fail to identify, implement, or keep pace with technological developments in a timely and cost-effective manner, we could be placed at a competitive disadvantage, experience operational disruptions or inefficiencies, incur increased costs, or fail to meet client expectations.

In addition, AI systems and other automated tools may produce outputs that appear credible but are incorrect, incomplete, or biased, and such limitations may be difficult to detect. These risks are not limited to investment-related decisions and could affect, among other things, internal reporting and controls, valuation and performance analytics, risk management processes, client-facing materials and communications, and information that may be provided to regulators or internal governance committees. Errors, omissions, or inappropriate reliance on such outputs—whether generated internally or by third-party tools—could result in flawed decisions, misstatements, regulatory scrutiny or inquiries, litigation or other liability, reputational harm, which could have a material adverse effect on our business, financial condition and results of operations.

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

In the year ended December 31, 2025, we posted a positive performance despite persistently high interest rates. In Brazil, for example, prevailing nominal rates imply real interest rates of approximately 10% (based on the one-year nominal rate deflated by market expectations for inflation over the next 12 months). In 2025, the neutral real interest rate in Brazil is estimated at approximately 5.0%, indicating that the current monetary stance remains restrictive—supporting the disinflation process, but also weighing on economic activity and investor risk appetite. According to market expectations compiled by the Brazilian Central Bank’s Focus survey, inflation is expected to decelerate meaningfully in 2026, converging rapidly toward the midpoint of the official inflation target of 3.0%. Consistent with this improving inflation outlook, the Focus survey also anticipates that the Brazilian Central Bank may begin easing monetary policy in the first quarter of 2026, with the SELIC rate declining from current levels of approximately 15% to around 12% by the end of 2026. Further interest rate cuts are expected in subsequent years as inflation expectations become more firmly anchored. This prospective shift toward a less restrictive monetary environment could serve as a tailwind for asset prices, investor risk appetite, and capital allocation decisions, potentially supporting AUM growth and improving the demand for a broader range of investment products. Nevertheless, during the transition period, elevated real interest rates and macroeconomic uncertainty may still affect investment behavior, alter the mix of assets under management, and influence our ability to generate returns consistent with historical levels. Additionally, fluctuations in inflation and interest rates may continue to impact the real value of certain investments. For more information on the effects of macroeconomic conditions on our results of operations, see “Item 5. Operating and Financial Review and Prospects—Significant Factors Affecting Our Results of Operations—Macroeconomic Environment.”

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

This dynamic may also increase competition from new entrants and established players, making it more difficult for us to source suitable investment opportunities for our funds. For example, within the private equity sector, competitors include Advent International Ltd., Patria Investments Ltd., Kinea Investimentos Ltda. and Kinea Private Equity Investimentos S.A. Within the infrastructure sector, competitors include Patria and Perfin Administração de Recursos Ltda. Within the real estate sector, competitors include Patria, Kinea, XP Inc. and Banco BTG Pactual S.A. Within the forestry sector, competitors include BTG Pactual’s Timberland Investment Group, TTG Brasil and, for asset sourcing purposes, large industrial forestry companies such as Suzano S.A. and Klabin S.A. Within the Brazilian credit sector, our main competitors are large Brazilian banks, including Itau Unibanco S.A., Banco Bradesco S.A., Banco do Brasil and Banco Santander (Brasil) S.A., and investment platforms tied to other financial institutions, including Kinea, XP Inc. and Banco BTG Pactual S.A. Within the Latin American credit sector, competitors include Moneda Asset Management, Credicorp Capital and BTG Pactual. Within the Brazilian equities sector, competitors include SPX Capital, Kapitalo Investimentos Ltda., Constellation Asset Management and Opportunity Asset Management. Within the Latin American equities sector, competitors include Moneda Asset Management, Credicorp Capital and BTG Pactual Asset Management. Within the Global IP&S discretionary business, competitors include BTG Pactual, Itaú Private Bank, Banco Safra and Credicorp Capital. Within the Global IP&S nondiscretionary business, relating to third-party distribution activities, competitors include BTG Pactual, XP Inc., Credicorp Capital and LarrainVial. Our Financial Advisory Services compete against those of local and international boutique mergers and acquisitions advisory firms.

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

Climate change and climate-related regulation could adversely affect our business.

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

Moreover, Regulation 2019/2088 on the European Union (EU) Sustainable Finance Disclosure Regulation came into force on March 10, 2021 and was further supplemented by Level 2 Regulatory Technical Standards that came into force on January 1, 2023 (together, the “SFDR”). The SFDR imposes disclosure requirements on “financial market participants,” which include alternative investment fund managers, or “AIFMs,” authorized under the Alternative Investment Fund Managers Directive, in respect of “financial products,” which include alternative investment funds, or “AIFs.” In particular, the disclosures obligations under the SFDR consist of entity-level (e.g., AIFM) disclosures and product-level disclosures (e.g., AIF or portfolio). Such disclosure must be made variously in pre-contractual information to investors, in periodic investor reports and publicly on firms’ websites. Furthermore, the SFDR imposes additional disclosure obligations for: (i) Article 8 products (products that promote environmental or social characteristics, colloquially known as “light green funds”); and (ii) Article 9 products (products that have sustainable investment as their objective, colloquially known as “dark green funds”). Our Vinci Impact Climate Change fund, or VICC, is an EU AIF and Lacan Florestal IV, or Lacan IV is a non-EU AIF, and, as a result, pursuant to the SFDR, we are required to, among other things, prepare entity-level disclosures, and product-level disclosures and periodic reports in respect of their AIFs. Accordingly, the provisions of the SFDR may affect the fundraising process with European limited partners, and may impose additional operating costs on us, which may be borne by the AIFs. Furthermore, the European Commission is currently undertaking a review of the SFDR framework, which may result in future changes to the classification and disclosure regime. Any such changes may result in additional compliance obligations, increased reporting burdens and/or the need to revise existing disclosures, policies and procedures. In particular, future regulatory developments could affect the qualification, classification or continued designation of our funds and/or their investments under the SFDR framework.

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

Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third-party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to noncompliance with the obligations established by the applicable general data protection laws, and certain other sector-specific laws and regulations on data protection in force. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with applicable general data protection laws, we may incur material costs which could have an adverse effect in our reputation and results of operations. Moreover, we may be held liable for material, punitive, individual or collective damages to the data subjects due to its processing and treatment and could be held individually or severally responsible for material, punitive, individual or collective damages caused by us, our subsidiaries, service providers that process personal data on our behalf or our affiliates due to noncompliance with the obligations set forth by applicable general data protection laws, which may adversely affect our reputation and results and, consequently, the value of our Class A common shares.

In the event of failure or insufficiency in the adoption of measures to protect the personal data that is processed or to maintain compliance with the applicable general data protection law, we may incur relevant costs, such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, as well as such failure or insufficiency having an adverse effect on our reputation and results of operations. As a result, we may be held liable regardless of LGPD or other applicable general data protection sanctions since consumer protection authorities and the Public Prosecutor’s Office have already been active in pursuing data privacy violations even before the LGPD became effective. Accordingly, failures in the protection of the personal data processed by us, or any failure to implement adequate data protection measures in response to applicable legislation, may subject us to high fines, the disclosure of the incident to the market, the payment of indemnities, the elimination of personal data from the database in question and the suspension of access to our databases, prohibition of our activities related to the processing of infringed data in addition to civil sanctions, which may adversely affect our reputation and results.

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

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft, Bloomberg, Cirion Technologies, Dell and Fortinet, among others. The functions provided by these service providers include portfolio management and asset allocation services, compliance management, communication systems, registration systems, data control systems, information security systems, and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we rely on certain systems and institutions to allow our portfolio managers to access real-time market information data, such as Bloomberg, Reuters, Broadcast, Quantum and Economática, which are essential for our managers to make their investment decisions and take certain actions (such as making trades). Any failure of such information providers to update or deliver such data in a timely manner could lead to potential losses of our funds, which may in turn affect our business operations and reputation and may cause us to incur losses.

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

We rely on third-party data center hosting facilities to support business-critical applications. In Brazil, our primary data center is located in Rio de Janeiro, complemented by a secondary disaster recovery data center in Cotia, São Paulo. In addition, we utilize Microsoft Azure and AWS cloud services to host server infrastructure and internet-facing applications (see “Item 16K. Cybersecurity—Data Centers and Cloud Services Software”). Our operations are partially dependent on the ability of these service providers to safeguard their facilities against risks such as natural disasters, power or telecommunications outages, criminal activity, and other disruptive events. Any failure to adequately mitigate these risks, including natural disasters, acts of terrorism, vandalism, sabotage, unplanned facility closures, or other unforeseen incidents, could result in prolonged service interruptions. Such disruptions could materially and adversely impact the availability of our platform and, consequently, our business operations.

In addition, we depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our systems or those of third parties, errors or delays in the processing of transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of clients;

•	loss of client data;

•	loss of licenses, registrations or authorizations required by applicable authorities in the jurisdictions in which we operate;

•	fines imposed by applicable regulatory authorities and other issues relating to noncompliance with applicable asset management services or data protection requirements;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

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

Past performance of our funds is not necessarily indicative of future results or of the performance of our Class A common shares. An investment in our Class A common shares is not an investment in any of our funds. In addition, the historical and potential future returns of funds that we manage are not directly linked to returns on our Class A common shares. Therefore, you should not conclude that continued positive performance of funds will necessarily result in positive returns on an investment in our Class A common shares. However, poor performance of our specialized funds could cause a decline in our revenue and could therefore have a negative effect on our performance and on returns on an investment in our Class A common shares.

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

In particular, our ability to realize the expected benefits of our business combination with these transactions, including revenue growth and product diversification, depends on our ability to execute and sustain the integration of the combined businesses over time. The combined organization may not achieve the cost savings, revenue synergies, cross-selling opportunities, or product expansion we expected, and integration efforts may be more costly, time-consuming, or disruptive than anticipated. In addition, we may become subject to known and unknown liabilities associated with these transactions, including liabilities that may only become apparent after the business combination. If we are unable to realize the expected benefits of the transaction, or if integration challenges or liabilities adversely affect our operations, the combined businesses may not perform as expected and the value of our Class A common shares may be adversely affected.

Moreover, certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. In addition, we may spend time and money on projects that do not increase our revenue or profitability. To the extent we finance any acquisition or investment in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, the ownership interests of our existing shareholders could be diluted. To the extent we finance any acquisition or investment with the proceeds from the incurrence of debt, this would increase our level of indebtedness and could negatively affect our liquidity, credit rating and restrict our operations. Our competitors may be willing to pay more than us for acquisitions or investments, which may cause us to lose certain opportunities that we would otherwise desire to complete. Moreover, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial and/or administrative proceedings or contingencies relating to the company, assets or businesses acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot assure you that any acquisition, partnership, investment or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

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

We are exposed to credit risks, including at our portfolio companies and in our funds, and we could incur losses that would have a material adverse effect on our financial condition and results of operations.

We may be subject to the risk that the creditworthiness of our counterparties will deteriorate and that they will no longer be able to fulfill their financial obligations to us. Our credit risks relate primarily to receivables and contract assets, cash held in bank accounts, any derivative instruments outstanding with a positive fair value, and any financial guarantees. In addition, we are exposed to credit risks in connection with the investments made by our funds and other vehicles, including the risk that portfolio companies, issuers or other investees experience liquidity constraints, increased leverage, covenant breaches, restructurings or insolvency proceedings (including, in certain jurisdictions, judicial reorganization or similar proceedings), which could result in declines in valuations, impairment charges, reduced realizations, or losses on investments. Such events could also adversely affect the timing and amount of performance fees and other income we may earn and could negatively impact fundraising and investor demand for our products.

The performance of our funds may also be affected by credit risks at the fund level, including the risk that fund investors do not satisfy their contractual obligation to fund capital calls when requested by the general partner or fund manager. Any such defaults could result in shortfalls in capital, require the fund to seek alternative financing or sell assets at unfavorable prices, delay or prevent the consummation of investments, and otherwise adversely affect fund performance and our ability to receive management fees, performance fees and other income. If measures taken by us or by the relevant fund to manage credit risks are not sufficient, or if one or more counterparties, portfolio companies or fund investors experience financial difficulties, we could be subject to losses, which could have a material adverse effect on our financial condition and results of operations.

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

While such hedging arrangements may reduce certain risks, such arrangements themselves may entail certain other risks. These arrangements may require the posting of cash collateral at a time when we and/or a fund has insufficient cash or illiquid assets such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. Moreover, these hedging arrangements may generate significant transaction costs, including potential tax costs, which reduce the returns generated by us and/or a fund and adversely affect our financial results. Finally, regulatory agencies may in the future require certain foreign exchange products to be subject to mandatory clearing, which could increase the cost of entering into currency hedges.

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

We hold several funds in non-Brazilian real currencies, and will continue to do so in the future, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are require to convert into the relevant foreign currencies in order to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations including, for example as a result of overall market declines and increased market volatility, changes in the prices of commodities exported by Brazil and sudden changes in the global liquidity conditions caused by interest rate hikes in the main global financial centers, such as the United States and the European Union.

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

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2025, 2024 and 2023. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS Accounting Standards and the SEC and managing access to our systems, data and end-user computing, or EUC, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, in 2021, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies. In 2022, such consultant, along with the Company, mapped out the processes and designed a risk and control framework relating to internal controls over financial reporting, and suggested action plans for some of our internal controls to be validated by the applicable staff. The consultant’s work was completed in 2023 and has enabled us to focus on control gaps and related action plans. Notwithstanding, as the risk and control framework requires continuous updating, new risks and controls or control gaps that are not mapped in the current assessment may arise.

Moreover, we identified control deficiencies as of December 31, 2025, 2024 and 2023, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Beginning in the year ended December 31, 2022, we have sought to remedy these deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements. In 2023, formal review and documentation processes were implemented for accounting procedures and controls related to the accuracy of information required to produce the financial statements. In 2024, we also hired an external consultant to support the accounting team in preparing and developing an internal manual for significant accounting policies, and the material produced by this consultant was finalized and implemented in connection with our year-end 2025 financial reporting process. While we have made progress in addressing these matters, our remediation efforts remain ongoing.

With respect to our entity-level controls, which were previously considered inadequate due to the lack of formalized procedures and controls in several processes, we have continued to evolve and enhance our control environment. Consequently, our business was exposed to risk from potential noncompliance with internal policies, which could have resulted in reputational harm. Building on the remediation efforts initiated in prior periods, including the engagement of a consulting company, we continued to advance these efforts in 2025. While such engagement has been completed, the related efforts remain ongoing as we continue to enhance and formalize our control environment.

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

Finally, as a result of our business combination with Compass, we face increased operational complexity that presents significant challenges to the integration and alignment of internal controls and compliance procedures. Harmonizing the companies’ operating practices, reporting structures, staff development and compensation programs, internal controls, and other policies, procedures and processes—including compliance by the acquired operations with IFRS Accounting Standards and the documentation and testing of internal control procedures under Section 404 of the Sarbanes-Oxley Act—requires substantial effort and coordination. The process of integrating internal control environments across two previously separate organizations increases the risk that we may not be able to implement the necessary internal controls within the legally required timeframe. To address these challenges, we have initiated an internal project supported by a Tier-1 consulting firm to map key processes, identify relevant internal controls over financial reporting, and assess the design of such controls in the combined operating environment. However, this still may result in any continued or additional control deficiencies or material weaknesses, which could adversely affect our ability to timely and accurately report our financial results.

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

Changes in tax laws, regulations, related interpretations and tax accounting standards in Latin America, the United Kingdom, Spain, the United States or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Recently, the Brazilian Congress implemented tax reforms that impact our business as explained below:

Reform of consumption taxes

Our activities in Brazil have been historically subject to a Municipal Tax on Services (Imposto sobre Serviços), or ISS. During the last 10 years, there was a controversy involving certain new legislation amended during this period concerning whether ISS would be due in the municipality in which the client contracting our services was located rather than in the municipality in which the service provider’s facilities were located, as had always been the case for our industry (Supplementary Laws No. 157/2016, and 175/2020). However, both laws were challenged and had their application suspended by Brazilian Supreme Court, which, in June 2023, finally ruled that they were invalid because they were unconstitutional (ADI 5835). Thus, there was no change in the way we collect ISS. ISS on our services is currently taxed in Rio de Janeiro, São Paulo and Recife (the municipalities where we have offices) at rates ranging from 2% to 5%. The applicable rate can be set by each municipality at up to 5%. Any increases in such rates could cause an increase in the ISS payable by us in connection with the services we provide, if we are required to pay ISS in municipalities that charge an ISS rate higher than the 2% rate charged in Rio de Janeiro and São Paulo.

In December 2023, the Brazilian Congress enacted Constitutional Amendment 132/2023, which intended to pave the way for a significant reform of the Brazilian consumption taxes system beginning progressively in 2026 and taking full effect as of 2033. These changes include the replacement of five taxes currently levied in Brazil: (i) Social Integration Program Contribution (Contribuição ao Programa de Integração Social), or PIS; (ii) the Social

Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS; (iii) Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI (all three being federal taxes); (iv) Tax on Distribution of Goods and Services Tax (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS (a state tax); and (v) ISS (a municipal tax). These taxes will be replaced by two value-added taxes: ICMS and ISS will be replaced by a Tax on Goods and Services (Imposto Sobre Bens e Serviços), or IBS, to be managed by states and municipalities, and the federal government will be in charge of a Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or CBS, that will replace PIS, COFINS and IPI. In addition, a third tax, the Selective Tax (Imposto Seletivo), or the IS, was created and will be applicable to transactions involving goods and services that are detrimental to the environment and human health.

In January 2025, the Brazilian Congress passed the first legislation to regulate the IBS, CBS and IS (Supplementary Law 214). As of January 2026, financial services, including asset management activities, became subject to CBS and IBS under a specific regime. Except as otherwise provided, IBS (replacing the ISS) is expected to be collected according to rates applicable where the recipient of the services is domiciled. The year 2026 is expected to be a “test year,” allowing taxpayers and the Brazilian government to adjust their systems to the new taxes, with no effective IBS or CBS being charged, i.e., no cash settlement required, provided that all ancillary obligations are duly complied with. In this regard, certain penalties for non-compliance with ancillary obligations will also be temporarily suspended. As of 2027, CBS will fully replace PIS and COFINS and IBS will start to be charged. Regarding CBS and IBS rates expected to apply to financial services in general (which are different from the rates expected to apply to regular taxpayers), (i) from 2027 to 2028, the combined rate of IBS and CBS will be of 10.85%, increasing from 2029 to 2031 by 0.15% each year and in 2032 by 0.20%, and (ii) once CBS and IBS are fully implemented in 2033, the combined rate will be of 12.50%.

The CBS and IBS rates, as well as the calculation methodology for companies in the financial sector, are yet to be definitely determined, and as such we are currently reviewing the effects of such legislation on our expected tax burden. Any increases in the rates applicable to our business could result in a high tax burden for us and, as a result, impair our profitability.

Reform of income taxation

Law No. 14,754/2023 reformed the taxation in Brazil of income obtained by resident individuals arising from local investment funds and offshore investments. It implemented a semiannual automatic withholding taxation for income arising from most domestic funds, including formerly tax-deferred exclusive funds (“come-cotas”), with an exception made to certain funds that remain taxed only upon redemption or amortization of the investment (e.g. stock investment funds, and private equity funds when considered as investment entities). Also, Law 14,754 provided for: (i) new rules for taxation of income deriving from offshore financial assets; and (ii) automatic annual taxation at the rate of 15% on profits booked by controlled entities domiciled abroad held by Brazilian resident individuals provided that certain conditions are met, such as if they are located in low-tax jurisdictions, benefiting from privileged tax regimes or do not meet specific passive-income thresholds. Such changes may, directly or indirectly, adversely affect our business and results of operations.

In addition, in December 2025, the Brazilian Congress enacted Law 15,270/2025 introducing a new withholding tax of 10% on any distributions of dividends by Brazilian entities to individual investors resident in Brazil or to any investor resident or domiciled abroad. This new tax became effective as of January 1, 2026. Foreign shareholders may be entitled to a total or partial recovery of the amount of such tax, depending on the effective tax rate borne by their Brazilian investee. However, the procedures for requesting such recovery and the timing for Brazilian tax authorities for effecting any repayment remain unclear and pending regulation. As the corporate income tax rates applicable to Brazilian entities were not changed, the newly introduced 10% withholding tax represents an additional tax burden on foreign investors. These changes may, directly or indirectly, increase our overall cost of capital, reduce the attractiveness of our equity distributions to foreign shareholders, and adversely affect our business, financial condition and results of operations.

Brazilian tax law and regulations are complex and the manner in which they apply to us or to our funds is sometimes open to interpretation and, in some cases, they may be interpreted differently by us and the relevant tax authorities. The application of indirect taxes, such as value-added tax, services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours or the charge of taxes due, plus charges and penalties. New taxes, social security and labor charges could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

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

Some of the jurisdictions in which we operate, including Brazil and Chile, have transfer pricing regulations requiring intra-group transactions to be conducted on arm’s-length terms. Due to the integrated structure of our operations, some of our subsidiaries provide and receive services among themselves, including, but not limited to, provision of investment advisory, investor relations services, business support services, and management services, which are made on a commercial basis by application of international guidelines and national regulations which are subject to these transfer pricing rules. As a consequence of globalization and growing world trade, tax authorities worldwide have increased their focus on transfer pricing with respect to cross border intra group transactions, as part of protecting their respective country’s tax base. Changes in these rules, whether due to tax reforms, amendments by local governments, or differing interpretations by tax authorities, could increase compliance requirements and affect the tax treatment of such transactions, resulting in an increased tax cost, including tax surcharges and interest, impacting our financial results.

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

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, file actions to nullify, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive harm. If the ownership of any of our trademarks or domain names is legally challenged and such challenges result in adverse judicial decisions rendered against us, we may be prohibited from further using our trademarks and domain names. In addition, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, we may be unable to obtain or maintain trademark registrations in all jurisdictions in which we operate, and we may lose trademark rights as a result of term expirations, owner abandonment, or forfeiture, opposition or cancellation proceedings before the competent intellectual or industrial property authorities in the jurisdictions in which we operate. In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, which could adversely affect our business.

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

We may acquire or cause our funds to acquire companies or effect an investment that is subject to contingent liabilities, which includes our recent acquisitions of SPS Capital Gestão de Recursos Ltda., or SPS Capital, MAV Capital, Lacan Ativos Reais, or Lacan, and Verde Asset Management, or Verde Asset, as well as our business combination with Compass. See “Item 4. Information on the Company—A. History and Development of the Company—Our History.” Such contingent liabilities could be unknown to us at the time of acquisition or, if they are known to us, we may not accurately assess or protect against the risks that they present. Acquired contingent liabilities could thus result in unforeseen losses for our funds.

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

Vinci Compass applies IFRS Accounting Standards in the preparation of its financial statements. In preparing our financial statements, we make judgments and accounting estimates that affect the application of our accounting policies and the reported amounts of assets, liabilities, income, including the recognition of performance fees, and expenses. These judgments and estimates include, among other things, the valuation methodologies applied to certain assets held by our funds and the estimates and assumptions used in connection with purchase price allocations for business combinations, including the determination of the fair value of assets acquired and liabilities assumed, goodwill and identifiable intangible assets. Valuation methodologies for certain assets in our funds can be subject to significant subjectivity, and the fair value of assets established pursuant to such methodologies may never be realized. In addition, valuation methodologies for historical Vinci Compass funds may differ from the valuation methodologies used for current or future Vinci Compass funds. Amendments to, and changes to interpretations of, existing accounting standards could have a significant effect on Vinci Compass’ financial condition and results of operations, and could also result in extensive adoption costs.

The ability to comply with applicable accounting standards depends in some instances on determinations of fact and interpretations of complex provisions for which no clear precedent or authority may be available, or for which only limited guidance may be available. If we are unable to accurately apply the relevant accounting standards, or if our judgments, estimates or assumptions, including those used in connection with business combinations, prove to be inaccurate, our financial reporting could be incorrect and may require us to restate our financial statements, which could have a material adverse effect on our reputation, business, financial condition and results of operations and adversely affect the market price of our Class A common shares.

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

The agreements governing our commercial notes contain, and any future loans and financing that we take on may contain, standard restrictive covenants, including financial covenants. These agreements provide for the acceleration of our obligations on the commercial notes upon the occurrence of an event of default as defined under such agreement. In addition, we are required to comply with financial covenants on an annual basis and certain other non-financial restrictive covenants. Failure to comply with or fulfill any of these restrictions, covenants, financial metrics or financial tests could result in a default under these agreements, which would have a material adverse effect on our cash flow.

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

The governments of Latin American countries frequently exercise significant influence over their respective economies and occasionally implement substantial changes in policies and regulations. Government actions to control inflation and other economic factors in the region have often included, among other measures, adjustments to interest rates, fiscal policy changes, wage and price controls, foreign exchange rate interventions, restrictions on capital flows, currency devaluations, and trade barriers. We have no control over and cannot predict what measures or policies Latin American governments may adopt in the future. Our business and the market price of our Class A common shares may be negatively impacted by shifts in government policies, as well as broader economic conditions, including, but not limited to:

•	economic growth or downturns in Latin American markets;

•	interest rates and monetary policies;

•	the effect of upcoming general elections across several Latin American countries in 2026;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws, regulations, and government policies based on shifting political, social, and economic priorities;

•	fiscal policy, monetary policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	energy and water shortages and rationing, as well as infrastructure deficiencies affecting transportation and logistics;

•	commodity prices;

•	regional trade agreements and integration efforts;

•	public health crises; and

•	other political, diplomatic, social and economic developments in or affecting Latin America, including the influence of major global economies on trade, investment, and policy decisions in the region.

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

Chile’s political and economic landscape remains uncertain following the rejection of the proposed constitution in December 2023, which left the 1980 Constitution in force while potential amendments continue to depend on Congressional negotiations. Although the constitutional debate has subsided for now, political realignments—including the rise of independent candidates in local elections and a stronger conservative influence—have reshaped the political environment. Presidential and congressional elections have since taken place, resulting in the election of President José Antonio Kast, whose center-right, more pro-business platform signals a shift in policy orientation, even as legislative dynamics and coalition building remain complex. The recent approval of a pension reform that raises employer contributions gradually over nine years may have meaningful economic implications, and ongoing political restructuring within the federal administration continues to add uncertainty. Social tensions, legislative changes, and potential adjustments in economic and social policies may still affect investor confidence, regulatory frameworks, and the broader business environment in Chile. While the long-term consequences of these developments remain difficult to assess, any resurgence of political instability, economic weakening, or adverse regulatory shifts could negatively affect our operations, financial condition, and the market.

Argentina’s economic and political environment remains highly volatile, shaped by chronic inflation, capital and currency controls, and a long history of recurrent debt crises. Following the 2023 general elections, a political transition has taken place with the inauguration of President Javier Milei, whose government has introduced an ambitious reform agenda centered on fiscal adjustment, currency liberalization, subsidy reductions, and broad deregulation. While the ruling coalition has expanded its representation in Congress as a result of recent mid-term legislative elections, it still falls short of holding a legislative majority, limiting the government’s ability to advance reforms and increasing reliance on complex negotiations with opposition parties. At the same time, Argentina has reached an agreement with the International Monetary Fund regarding its macroeconomic strategy; however, compliance with several key program conditions has been uneven. In particular, targets related to the accumulation of foreign exchange reserves have not been met, raising the likelihood of a difficult renegotiation in the near term. Social tensions, labor strikes, and resistance to reforms remain material risks, as does the possibility of policy reversals amid political fragmentation. These factors could undermine market confidence, exacerbate capital outflows, increase exchange rate volatility, and adversely affect our business, financial condition, and results of operations.

Mexico’s economic and political environment continues to be shaped by domestic policy choices and external developments, particularly its close trade relationship with the United States. The 2024 presidential election has taken place and resulted in a smooth transition of power from President Andrés Manuel López Obrador to President Claudia Sheinbaum, providing short-term political continuity and institutional stability. Nevertheless, elements of policy uncertainty persist. Recent and proposed institutional changes—including the election of all nine Supreme Court justices with affiliations to the Morena party—have raised concerns about judicial independence and the durability of past market-friendly microeconomic reforms, some of which are now at risk of being reversed over the medium term. Government intervention in strategic sectors, especially energy, remains a key source of uncertainty, as policies aimed at strengthening state-owned enterprises continue to weigh on private investment and regulatory predictability. In parallel, security challenges related to organized crime and violence in certain regions remain a structural risk to business operations and investor confidence. Mexico’s high dependence on exports and foreign direct investment leaves the economy particularly exposed to changes in U.S. trade policy, including the imposition of tariffs, supply-chain realignments, and the forthcoming renegotiation of the free trade framework with the United States. Any combination of regulatory slippage, institutional weakening, or adverse external shocks could negatively affect economic stability, investor sentiment, our operations, our financial condition, and the market for our securities.

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

Finally, Uruguay’s heavy reliance on exports—particularly in the agricultural, forestry, and energy sectors—continues to make the country vulnerable to fluctuations in global commodity prices and shifts in demand from key trading partners such as China, Brazil, and Argentina. The 2024 general elections have taken place, resulting in a new government that may introduce changes to labor legislation, taxation, and regulatory frameworks, creating some degree of policy uncertainty during the transition period. In addition, regional instability, especially ongoing economic challenges in neighboring Argentina and Brazil, could generate disruptions in capital flows, exchange-rate volatility, and trade imbalances. These external and domestic factors may weigh on Uruguay’s economic growth prospects and investor confidence over the medium term.

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

In Brazil, according to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.3%, 4.8% and 4.6% for the years ended December 31, 2025, 2024 and 2023, respectively. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC rate increased from 9.25% as of December 31, 2021, to 13.75% as of December 31, 2022 (the highest level since the end of 2016). In 2023, the Brazilian Central Bank initiated an easing cycle as inflationary pressures subsided, reducing the SELIC rate to 11.75% as of December 31, 2023. The easing continued into the first half of 2024, with the SELIC rate reaching 10.50% in May 2024. However, inflationary pressures resurfaced in mid-2024, driven by adverse climatic conditions affecting food and energy prices, a significant devaluation of the real following the U.S. presidential election, and persistent fiscal challenges in Brazil. In response, the Brazilian Central Bank resumed tightening monetary policy, increasing the SELIC rate to 11.25% in September 2024 and 12.25% in December 2024. These adjustments reflect the Brazilian Central Bank’s efforts to balance inflation control with economic stability amid elevated interest rates globally and domestic economic concerns. As of the date of this annual report, the SELIC rate is 14.75%. Consequently, growth volatility and the need for sudden and significant interest rate changes could negatively affect us and affect our indebtedness.

In Chile, the rate of inflation, as measured by changes in the Chilean Consumer Price Index, was 3.9%, 4.8% and 3.5% in 2023, 2024 and 2025, respectively. Measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy. As a result, severe increases in inflation could have an adverse impact on our business, financial condition and results of operations.

In Argentina, inflation has remained persistently high, driven by structural fiscal imbalances, a history of expansionary monetary policy, and limited access to international credit markets. According to Argentina’s National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos), inflation reached 211.4% in 2023, 117.8% in 2024, and 31.4% in 2025, reflecting a period of severe economic instability. In response, the Argentine government implemented drastic monetary and fiscal adjustments, including lifting currency controls, cutting subsidies, and reducing public spending. However, these measures have led to significant economic contraction, with domestic consumption and investment slowing. The devaluation of the Argentine peso in December 2023 exacerbated inflationary pressures, reducing real wages and increasing the cost of imports. Although inflation began to decline in 2024, the long-term effectiveness of the government’s stabilization plan remains uncertain. Persistent inflation, public skepticism regarding economic policies, and continued external financing constraints could contribute to further economic uncertainty and financial volatility, negatively impacting our business, financial condition, and results of operations.

In Mexico, inflation has remained a key concern due to fluctuations in global energy prices, supply chain disruptions, and shifts in domestic fiscal and monetary policies. According to Mexico’s National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), inflation was 5.5% in 2023, 4.7% in 2024, and 3.69% in 2025, reflecting a gradual decline as global pressures eased and domestic policies stabilized. The Bank of Mexico (Banco de México) pursued a tight monetary policy throughout this period, raising the benchmark interest rate to a peak of 11.25% in early 2023 before gradually reducing it as inflation expectations improved. However, inflationary risks persist due to ongoing peso volatility, fluctuations in global commodity prices, and potential fiscal stimulus measures as a new administration took office following the 2024 presidential election. Any significant resurgence in inflation could lead to renewed monetary tightening, higher borrowing costs, and reduced consumer purchasing power, which may adversely affect economic growth and our business operations.

In Peru, inflation has fluctuated in recent years due to external factors such as global commodity price volatility and domestic political instability. According to the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática, or INEI), inflation was 3.2% in 2023, 2.0% in 2024, and 1.51% in 2025, reflecting a downward trend following aggressive interest rate hikes by the Central Reserve Bank of Peru (Banco Central de Reserva del Perú), or the BCRP. The central bank raised its benchmark rate from 2.5% in early 2022 to 7.75% in 2023 before beginning a gradual easing cycle in response to declining inflationary pressures. However, persistent uncertainty surrounding fiscal policies, potential changes to mining regulations, and continued social unrest have contributed to price volatility in key sectors. In addition, external shocks, including fluctuations in commodity prices and supply chain disruptions, could lead to renewed inflationary pressures. Any sustained increase in inflation or further monetary tightening could negatively affect economic activity, investment, and our financial performance.

In Colombia, inflation has been elevated in recent years due to a combination of domestic and external factors, including currency depreciation, supply chain disruptions, and rising food and energy prices. According to Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE, inflation stood at 9.3% in 2023, 5.2% in 2024, and 5.1% in 2025, reflecting a gradual deceleration following aggressive monetary tightening by the Central Bank of Colombia (Banco de la República). While inflation has begun to moderate, cost pressures remain, particularly in labor-intensive sectors, as wage expectations continue to rise in line with inflation and legally mandated annual adjustments. Given that labor represents a significant portion of our operational expenses in Colombia, continued inflation or wage indexation could adversely impact our cost structure and profitability. Additionally, monetary policy uncertainty, exchange rate volatility, and inflation-linked social demands could further affect Colombia’s macroeconomic environment and negatively influence our business, financial condition, and results of operations.

In Uruguay, inflation has remained relatively moderate compared to some of its regional peers, though it continues to be influenced by external shocks, exchange rate fluctuations, and wage indexation policies. According to the National Institute of Statistics (Instituto Nacional de Estadística), Uruguay’s annual inflation rate was 5.1% in 2023, 5.5% in 2024, and 3.65% in 2025, reflecting a gradual decline due to the Central Bank of Uruguay’s (Banco Central del Uruguay), or the BCU’s, tight monetary policy. The BCU maintained high interest rates throughout 2023 to curb inflationary pressures, particularly as the Uruguayan peso appreciated against regional currencies, impacting export competitiveness. However, inflationary risks remain due to Uruguay’s reliance on imported goods, exposure to global commodity price fluctuations, and potential wage adjustments under collective bargaining agreements. Any resurgence of inflationary pressures or shifts in monetary policy could lead to higher interest rates, reduced consumer spending, and increased financing costs, which may negatively affect our business, financial condition, and results of operations.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.4% appreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$6.1923 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.5024 per US$1.00 on December 31, 2025, which reflected a 13% appreciation in the real against the U.S. dollar. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

•

In Mexico, the exchange rate of the Mexican peso against the U.S. dollar has historically been subject to fluctuations driven by both external and domestic factors, including global financial conditions, commodity price movements, monetary policy decisions, and changes in investor sentiment. Because the United States is Mexico’s principal trading partner, shifts in U.S. trade policy, trade relations, or broader economic conditions can have a significant effect on the peso. In addition, any uncertainty related to the renegotiation or revision of the free trade agreement with the United States may contribute to exchange-rate volatility. The future trajectory of the peso remains uncertain, and any significant depreciation could increase inflationary pressures, raise the cost of servicing foreign-currency debt, and adversely affect our financial performance.

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

•

In Colombia, the exchange rate of the Colombian peso against the U.S. dollar has exhibited significant volatility in recent years, influenced by both domestic and international factors. Key drivers of currency fluctuations have included global commodity price swings—particularly in oil and coal, which are major Colombian exports—shifts in U.S. interest rates, and domestic political developments, including uncertainty surrounding proposed economic reforms. In addition, as Colombia approaches the 2026 elections, political uncertainty and the potential adoption of more populist policies may contribute to increased exchange-rate volatility. While the Central Bank of Colombia has at times intervened to smooth excessive volatility, external shocks and continued uncertainty regarding fiscal, regulatory, and political conditions could put renewed pressure on the peso. Any substantial devaluation or sustained exchange-rate instability could increase inflationary pressures, raise the cost of servicing U.S. dollar-denominated obligations, and adversely affect our business, financial condition, and results of operations.

•

In Uruguay, the Uruguayan peso has experienced moderate exchange-rate fluctuations in recent years, influenced by regional economic conditions, global financial market trends, and the monetary policy of the BCU. Although Uruguay’s economy has generally been more stable than those of many of its regional peers, the peso remains exposed to external risks, including fluctuations in global commodity prices, changes in demand for Uruguay’s exports, economic instability in neighboring Argentina and Brazil, and shifts in international interest rates. Any adverse developments in these factors could place pressure on the currency and contribute to exchange-rate volatility.

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

Our performance is closely tied to the overall health, stability, and growth of economies across Latin America. The Brazilian GDP growth has fluctuated over the past years, with a contraction of 4.1% in 2020 followed by expansions of 4.6% in 2021, 2.9% in 2022, 2.5% in 2023, 3.4% in 2024 and 2.3% in 2025. Argentina has faced prolonged economic volatility, with GDP growing by 5.0% in 2022 before contracting by 1.6% in 2023, contracting by 1.3% in 2024 and expanding 4.4% in 2025, following a period marked by fiscal adjustments and macroeconomic stabilization measures. Mexico’s GDP contracted by 0.3% in 2025, compared to only expanding 0.9% in 2024, after expanding 2.4% in 2023 and 4.6% in 2022. The Peruvian GDP growth slowed to 2.7% in 2022 before contracting by 0.6% in 2023, due to mining sector disruptions and weak private investment, and then reverting to expanding 3.0% in 2024 and expanding approximately 2.6% in 2025. Similar trends have been observed in Chile and Uruguay, which have exhibited fluctuating GDP growth rates in recent years.

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

Crises and periods of political or economic instability in emerging market countries, the United States, Europe, or other regions—including heightened international trade tensions and the adoption of protectionist policies—could reduce investor demand for securities issued by companies with significant operations in Latin America, such as our Class A common shares. Recent history illustrates how unexpected political events can generate substantial market volatility and uncertainty: for example, the United Kingdom’s decision to leave the European Union highlighted how sudden shifts in policy and institutional arrangements can disrupt global financial markets, trade relationships, and currency dynamics. Similar unforeseen developments could arise in the future if other countries were to reconsider their relationship with the European Union or adopt policies that weaken economic integration. At the same time, there are offsetting positive developments. The European Union has recently approved a trade agreement with Mercosur—comprising Brazil, Argentina, Uruguay, and Paraguay—which, if fully implemented, is expected to strengthen trade ties, improve market access, and support long-term economic growth across these economies. However, the agreement’s practical impact may take time to materialize, as it remains subject to ratification processes and potential legal or political challenges, including opposition from protectionist groups within certain European countries. As a result, while greater integration between the EU and Mercosur could be beneficial over the medium to long term, uncertainty around global politics and trade policy continues to pose risks that could adversely affect market conditions and investor sentiment. In addition, it is unclear the degree to which current political divisions in the United States will continue to influence policy action. Fighting inflation, orientation towards fiscal policy, energy and geopolitical strategies are divisive issues that may lead to sudden policy changes. We are also unable to predict the policies that will be adopted by eventual new presidential administrations and the effects of any such policies, if implemented. These political divisions and policies may materially adversely affect the United States and global economies and capital markets, including the economy and capital markets of Latin American countries, which may, in turn, materially adversely affect the trading price of our Class A common shares.

We may be materially and adversely affected by protectionist trade policies and other measures adopted by the current U.S. administration, including the imposition of additional tariffs on Latin American products and services.

Donald Trump was elected for a second term as President of the United States on November 5, 2024, and took office in January 2025. We have no control over and cannot predict the effect of his administration or policies. Since returning to office, President Trump’s administration has reinforced protectionist economic policies, including the expansion of tariffs on a range of goods from key trading partners such as China, the European Union and Latin America, including a baseline 10% tariff on most imports and higher, “reciprocal” country- and sector-specific rates.

In relation to Brazil, for example, the U.S. government imposed a 50% tariff on certain Brazilian imports, including industrial goods, commodities and agricultural products, which took effect, subject to certain exceptions, on August 6, 2025, citing concerns over alleged restrictions on freedom of speech and the political prosecution of former President Jair Bolsonaro. President Trump has also publicly threatened further trade actions against Brazil and other BRICS countries based on their association with Russia and their efforts to reduce dependence on the U.S. dollar in international trade. For Mexico, the administration has applied 25% tariffs broadly, with 50% on steel, aluminum and copper and 25% on autos (subject to treaty compliance and negotiated carve-outs). For Peru, most exports currently face the 10% baseline, which Peru’s central bank expects to have a moderate macro impact given product mix and exemptions. For Chile, exports have generally been subject to the 10% baseline, with copper initially exempt and bilateral talks ongoing to address tariff treatment. For Colombia, most imports currently face the 10% baseline, while the administration has threatened higher tariffs and other measures amid diplomatic tensions. Finally, for Argentina and Uruguay, the 10% baseline rate generally applies under the reciprocal tariff scheme. These measures have contributed to heightened geopolitical tensions, increased market volatility, and growing uncertainty regarding the future of international trade and capital flows.

Increased tariffs and the potential for further trade restrictions may lead to a slowdown in global trade and economic activity, with disproportionate effects on emerging markets like Latin America. Such developments could result in greater currency volatility, reduced foreign investment flows, higher inflation, and increased interest rates in affected jurisdictions, including Latin America, all of which can negatively impact credit availability, borrowing costs, and the demand for financial products and services. Given our operations in Latin America’s financial sector, these adverse macroeconomic impacts could result in reduced credit origination, higher default rates, lower demand for our financial products and increased funding costs. Additionally, any deterioration in U.S.-Latin America trade relations or regulatory shifts impacting cross-border capital flows could restrict our access to international funding sources or affect the value of assets and liabilities denominated in foreign currencies. As a result, ongoing or future policies implemented by the current U.S. administration may have a material adverse effect on our business, financial condition and results of operations.

Geopolitical tensions, including the risk of military conflicts, escalation of regional disputes, terrorism, and related security developments, may increase global risk aversion and adversely affect us and the price of our Class A common shares.

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

In addition, on October 7, 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the region. By late 2024, the conflict has escalated significantly, with expanded military operations in Gaza, increasing casualties, regional spillover risks involving neighboring countries, and heightened global tensions. For example, since mid-November 2023, Houthi rebels in Yemen have targeted and carried out attacks on commercial shipping vessels travelling through the Red Sea which may result in further disruptions in supply chains. In 2024, in response to attacks from Lebanon and Iran, Israel attacked Lebanon targeting Hezbollah infrastructure and leaders and carried out airstrikes against Iranian military sites. Cross-border exchanges between Israel and Hezbollah have periodically intensified, with new Israeli airstrikes in southern Lebanon reported in November 2025, and the broader regional backdrop has included Iran’s direct drone-and-missile attack on Israel and subsequent retaliatory actions. More recently, in late February 2026, hostilities escalated further with direct U.S. and Israeli attacks on Iran and retaliatory Iranian strikes, including actions affecting regional energy infrastructure and commercial shipping routes. Notwithstanding attempts at reaching a ceasefire in the region, these wars continue to cause humanitarian crises, and the escalation of the conflicts and any resulting conflicts in the region have led and may continue to lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, increased inflationary pressures and market volatility, among other potential consequences. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

As a company that operates globally, the adverse effects—whether global or localized—of heightened geopolitical tensions could have a material adverse effect on our or our portfolio companies’ business, results of operations, or financial condition. The ongoing war between Russia and Ukraine, conflicts in the Middle East, and the imposition of economic sanctions and import and/or export controls by the United States, the United Kingdom, the European Union, or other jurisdictions have already contributed to volatility in energy markets, disruptions to global supply chains, and increased uncertainty in financial markets. More broadly, geopolitical risks have moved to the forefront in recent months, with sanctions and trade restrictions increasingly used as tools of foreign policy. While Russia remains a central focus of sanctions regimes, similar measures have also been discussed or implemented in relation to other regions, including Venezuela, and more recently have been raised in connection with Greenland, underscoring the expanding scope and unpredictability of geopolitical frictions. Such developments may lead to sudden changes in regulatory environments, restrictions on capital flows, trade disruptions, or higher compliance costs. Any escalation of geopolitical conflicts, expansion of sanctions, or imposition of new trade or investment restrictions could adversely affect global economic conditions, investor sentiment, and our ability, or that of our portfolio companies, to operate efficiently across jurisdictions.

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

We may be harmed by investors’ perceptions of risks related to the sovereign debt credit rating of Brazil and the other Latin American countries in which we operate. Sovereign credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate such countries and their respective sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. The following is a summary of recent credit rating trends across our principal markets:

•

Brazil’s sovereign credit rating has experienced multiple downgrades since 2015, with all three major rating agencies having stripped the country of its investment-grade status. Recent actions, however, point to a more stable outlook. Standard & Poor’s upgraded Brazil’s rating to BB with a stable outlook in December 2023; Moody’s maintains Brazil at Ba1 with a stable outlook (following a revision from positive in 2025); and Fitch affirmed Brazil’s rating at BB with a stable outlook in mid-2024, after upgrading it from BB- in 2023. These actions reflect improvements in fiscal management and macroeconomic stability, although Brazil remains below investment grade and exposed to political and economic risks.

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

•

Colombia’s sovereign credit ratings have weakened further, with investment-grade status now limited to one agency. As of the latest updates, Standard & Poor’s downgraded Colombia to BB with a negative outlook, Fitch maintains the rating at BB+ with a negative outlook, and Moody’s downgraded the country to Baa3 with a stable outlook. These ratings reflect rising fiscal pressures, weaker growth dynamics, and concerns about policy effectiveness and institutional credibility, which continue to pose downside risks to Colombia’s credit profile.

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

Certain Risks Relating to Our Class A Common Shares

Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 71.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Gilberto Sayão da Silva controls our company and does not hold any of our Class A common shares, though he beneficially owns 22.1% of our issued and outstanding share capital through his beneficial ownership of all of our outstanding Class B common shares, and consequently, 71.3% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Mr. Sayão da Silva controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. He is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Mr. Sayão da Silva may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of Mr. Sayão da Silva on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. He is able to prevent any other shareholders from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” In addition, for so long as Mr. Sayão da Silva beneficially owns more than two-thirds of our issued share capital, he will also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

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

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which represent approximately 22.1% of our issued and outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

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

As of December 31, 2025, 100,000 Series A convertible preferred shares were outstanding, representing approximately 10.1% of our outstanding common shares, including the Series A convertible preferred shares on an as-converted basis, based on an initial conversion rate of 73.5402 Class A common shares for each Series A convertible preferred share, which represents an initial conversion price of approximately US$13.60 per Class A common share. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Holders of Series A convertible preferred shares are entitled to a cumulative dividend at the rate of 8.0% per annum. Because holders of our Series A convertible preferred shares are entitled to vote on certain matters described in “—Ares and any other holders of our Series A convertible preferred shares may exercise influence over us,” the issuance of the Series A convertible preferred shares, and the subsequent issuance of additional Series A convertible preferred shares, effectively reduce the relative voting power of the holders of our common shares.

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

As of December 31, 2025, outstanding Series A convertible preferred shares represented approximately 10.1% of our outstanding common shares, including the Series A convertible preferred shares on an as-converted basis, based on an initial conversion rate of 73.5402 Class A common shares for each Series A convertible preferred share, which represents an initial conversion price of approximately US$13.60 per Class A common share. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” The terms of the Series A convertible preferred shares require the approval of a majority of our Series A convertible preferred shares by a separate class vote for us to take the following decisions, among others described in the respective certificate of designations:

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

Gilberto Sayão da Silva beneficially owns 100% of our Class B common shares, representing 71.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

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

We may lose our status as a foreign private issuer, or the eligibility criteria for such status may change, in which case we would be required to comply with the Exchange Act’s domestic reporting regime and incur significant additional costs.

We are currently treated as a “foreign private issuer” (“FPI”) under the U.S. securities laws. In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents; (ii) more than 50% of our assets cannot be located in the United States; and (iii) our business must be administered principally outside the United States. Accordingly, changes in our shareholder base (including trading and ownership patterns), management and board composition, the location of our assets, or the manner in which we administer our business could cause us to lose FPI status. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and the Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

In addition, the SEC has recently solicited public comment on whether the definition of “foreign private issuer” should be amended, and any resulting rulemaking could narrow the class of companies eligible for FPI status or otherwise change the criteria or process for determining such status. Even if we maintain FPI status, U.S. legislative, regulatory or exchange developments may reduce or eliminate certain accommodations historically available to FPIs and increase our compliance obligations and costs. For example, directors and officers of FPIs will be subject to Section 16(a) reporting requirements beginning March 18, 2026. The resulting increase in compliance burdens and costs could be significant, could divert management’s time and attention from operating our business, and could adversely affect our financial condition and results of operations.

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

There can be no assurance that we were not a passive foreign investment company, or PFIC, for our 2025 taxable year or that we will not be a PFIC for any future taxable year, which could subject U.S. investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, we believe that we were likely not a PFIC for our 2025 taxable year. However, this belief is based in part on our determination of the value of our equity utilizing various criteria, including discounted cash flows, market prices for certain of our assets and a control premium, which differs from the market price of our Class A common shares. Using similar criteria, we believe that we were likely not a PFIC for our 2024 and 2023 taxable years. For 2022 and prior taxable years, our expectation as to whether or not we were a PFIC was based on the market price of our Class A common shares. Whether we were a PFIC in 2025, and whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; (ii) our PFIC status for any taxable year depends on the composition of our income and assets and the value of our assets from time to time (which may be uncertain and potentially volatile); and (iii) the law applicable to determining whether our goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation. To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we were not a PFIC in 2025 or that we will not be a PFIC for any future taxable year. In addition, there can be no assurance that the IRS will agree with our conclusion or our methodology for determining, or our determination of, the value of our goodwill.

If we are a PFIC for any taxable year during which a U.S. investor holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income; (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (iii) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

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

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of (1) property, plant and equipment, intangible assets that are not securities, and other assets that we believe would not be considered securities for purposes of the Investment Company Act and (2) our interests in certain of our majority owned subsidiaries, which we believe are not investment companies for purposes of the 40% test described in clause (b) in the preceding paragraph (each, a “Qualifying Subsidiary”), because each Qualifying Subsidiary, on a consolidated basis, is primarily engaged in providing asset management services and is not an investment company by virtue of Rule 3a-1 under the Investment Company Act. Under Rule 3a-1, an entity is generally deemed to be an “investment company” if, absent an applicable exemption, more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. Each Qualifying Subsidiary’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of fee receivables for the provision of services, property and equipment, right-of-use leases, deferred tax assets, and other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating each Qualifying Subsidiary’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of such Qualifying Subsidiary’s assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such Qualifying Subsidiary and securities issued by qualifying companies that are controlled primarily by such Qualifying Subsidiary. Accordingly, we believe that each Qualifying Subsidiary is not an investment company by virtue of Rule 3a-1 under the Investment Company Act, and therefore is a qualifying majority-owned subsidiary of the Company for purposes of applying the 40% test described in clause (b) in the preceding paragraph to the Company.

In addition, we believe the Company and each Qualifying Subsidiary is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

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

On October 29, 2024, we completed the business combination between Vinci Partners and Compass. The resulting company, Vinci Compass, is the premier partner for alternative investments and global solutions in Latin America. The creation of Vinci Compass cements the union of two complementary platforms, diversified across strategies, countries and clients. We believe that Vinci Compass, a leading full-service alternative asset manager in Latin America, serves as the gateway to alternative investments in the region offering expertise across Private Equity, Credit, Real Assets, Equities, Global IP&S and Corporate Advisory. Each segment is managed by specialized teams committed to delivering excellence in investment and advisory services.

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

Based on the data sources cited below, we believe that:

•

Vinci Compass is a leading alternative investments and global solutions provider in Latin America—With R$354 billion in assets under management and advisory, Vinci Compass was one of the largest independent asset managers in the region as of December 31, 2025.

•

Vinci Compass maintains a robust pipeline of young talent—Our recruitment and selection process ensures that we attract and retain top talent. We screened over 6,000 potential candidates in 2025 to fill over 110 positions, representing approximately 60 applicants per vacancy in 2025. This competitive process ensures that Vinci Compass is attracting the next generation of leaders. In addition, Vinci Compass offers summer programs twice a year in our Brazilian offices, one being for Brazil-focused students in the beginning of the year and the other for students that study abroad in the middle of the year. Together, the two groups attracted over 1,300 applicants, with 15 students selected for each group.

•

Vinci Compass is one of the most visible investment brands in Brazil—Vinci Compass is ranked second place in terms of media appearances based on media space (according to data prepared by Danthi Comunicações using information from Topclip). Additionally, we reached a broad audience of over 1,630,547 impressions through our LinkedIn channels, actively engaging with over 508,901 individuals in 2025.

•

Vinci Compass has been recognized through a broad range of awards and distinctions worldwide, and our funds across all business segments are consistently ranked among the top performers in the industry –In 2025, Vinci Compass was recognized by Diario Financiero as the leading player in the distribution of third-party funds via feeder structures in Chile, with a 17.8% market share and more than US$2.2 billion in assets under management. Additionally, in the 2025 FGV Fund Guide, three of its strategies received 5-star ratings, while the firm also achieved second place in the Multi-Strategy Funds category and third place in the Institutional Investors category. In Brazil, Vinci Compass received a total of 40 industry recognitions, including awards and rankings granted by leading institutions such as Leaders League, the FGV Funds Guide, and Institutional Investor Magazine. These recognitions encompass Vinci Compass as a whole, as well as its business areas and funds. With respect to our funds, we have a well-established and widely recognized track record of delivering returns above benchmarks across all segments in which we operate. Among these recognitions, several awards stand out. Vinci Compass was recognized as a market standout by the Líderes Rio de Janeiro Award and ranked among the top three managers specializing in multimarket funds and funds designed for wholesale investors, according to the FGV Funds Guide. In addition, three of our partners were individually recognized as Best Real Estate Asset Manager, Best Equity Manager, and Best Professional in RPPS Relationship Management. Our funds and business areas were also recognized by leading market research institutions across different segments. According to Leaders League, we were classified as leading in the “Best Private Equity Funds” category within the Private Equity segment and received an excellent ranking in the “Best Real Estate Transactions – Investment” category in Real Assets. Still according to the same institution, our Corporate Advisory segment received the highest distinction in the “Best Independent Advisors for M&A: Mid-Lower Cap” category and was ranked as recommended in Debt Capital Markets in 2025. In the Credit segment, three of our funds received five stars from the FGV Funds Guide. Additionally, five funds across the Global IP&S, Credit, and Equities segments were recognized by Institutional Investor Magazine as Excellent Funds.

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

The acquisition of SPS Capital resulted in a new business strategy, Opportunistic Capital Solutions, under the Credit segment, which broadens our product offering and, we believe, enhances the strength of our platform. The transaction strengthens Vinci Compass’ FRE quality, stability and visibility as a result of recurring and high visibility management fee revenues with long-term lockups. We believe that the new strategy, Opportunistic Capital Solutions, operates in an underpenetrated market, creating substantial future growth opportunities to the platform. We believe the acquisition solidified Vinci Compass’ position as the player of choice for alternative investments in Latin America, with a full suite of sophisticated and complementary business segments.

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

As of December 31, 2025, Ares and its affiliates beneficially owned approximately 10.1% of our total issued and outstanding common shares (on an as-converted basis for the Series A convertible preferred shares). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

Business Combination with Compass

On March 7, 2024, we reached an agreement for a combination with Compass, which closed on October 29, 2024. This business combination created a full-service Latin American alternative asset manager. We believe that the business combination with Compass is fully aligned with our strategic growth plan to expand our geographic footprint into a true pan-regional platform. We believe that with the combination of both platforms, we will be able to enhance the distribution reach of our investment strategies across Latin America through Compass’ leading platform, and Compass will be able to provide access to world-class managers and offer global and regional solutions to our broad client base in Brazil, whilst the mindset and cultural alignment between partners from both companies will catalyze superior execution. Moreover, upon closing, the business combination was immediately accretive to our FRE per share, with short- and medium-term additional accretion from revenue and productivity enhancement synergies to be unlocked with the integration of both platforms.

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

Acquisition of 50.1% of Verde Asset Management

On October 6, 2025, we entered into a definitive agreement to acquire Verde Asset Management (“Verde”), one of Brazil’s leading multi-strategy managers with approximately R$16 billion in assets under management. Verde’s investment team, led by Luis Stuhlberger, will remain in place and continue to manage Verde’s funds under an independent-investment governance framework.

The transaction strengthens our Global Investment Products & Solutions platform as Verde’s capabilities enhance Vinci Compass’ Multi-strategy and Pension Plans strategies within Global IP&S, reinforcing earnings quality and deepening the share of discretionary mandates. Vinci Compass also broadens its product shelf across high-net-worth individuals and intermediaries while strengthening solutions for institutional clients, leveraging complementary strategies and track records that expand client choice and the relevance of our open-architecture solutions. The Verde team, led by Luis Stuhlberger, will remain in place under an independent-investment governance framework, while benefiting from Vinci Compass’ regional distribution.

The transaction is structured in two phases. At closing, which occurred on December 1, 2025, we acquired 50.1% of Verde for a mix of newly issued Class A common shares and cash (with a follow-on installment in year two subject to revenue targets and other customary conditions), followed by an earn-out after five years under which we should acquire the remaining 49.9%. In phase one of the acquisition, the 50.1% was acquired for total consideration comprised of 3.1 million newly issued Class A common shares and R$46.8 million in cash, payable in two installments: (i) at closing, 2,177,439 new Class A common shares and R$32.4 million in cash; and (ii) after two years, an estimated 0.9 million new Class A common shares and R$14.4 million in cash, contingent on revenue targets and other customary conditions. Phase two is structured as a five-year earn-out, under which we may acquire the remaining 49.9% of Verde Asset for cash and/or newly issued Class A common shares at our discretion, with a value currently estimated at R$63.5 million.

The transaction is designed for continuity—Verde executives will remain in their current roles, with interests aligned through performance-linked revenue-sharing arrangements—and is expected to be immediately accretive to FRE per share on a double-digit basis and low-to-mid single-digit accretive to Distributable Earnings per share, subject to customary assumptions and risks. Closing of this transaction occurred on December 1, 2025, after we obtained regulatory approvals and satisfied or waived all other closing conditions.

Recent Developments

On March 17, 2026, we announced certain changes to our board of directors. Messrs. Lywal Salles Filho and Rogerio Ladeira Furquim Werneck stepped down as directors, effective March 16, 2026. Effective March 17, 2026, our board of directors appointed Mr. Eugenio Garza y Garza as an interim director in accordance with our articles of association, pending his formal election at the next general meeting of shareholders. For more information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Corporate Information

Our global headquarters is located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002. Our telephone number at this address is +55 (21) 2159-6240.

We have regional headquarters in Santiago and New York, as well as offices in Buenos Aires, Bogotá, Lima, Mexico City, Miami, Montevideo, Recife, Ribeirão Preto, and São Paulo. Investors should contact us for any inquiries through the address and telephone number of our global headquarters. Our website is https://www.vincicompass.com. The information contained in, or accessible through, our website is not incorporated into this annual report.

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

Introduction to Vinci Compass

Vinci Compass is the premier partner for alternative investments and global solutions in Latin America, formed by the combination of Vinci Partners and Compass in 2024. Our 594 full-time employees as of December 31, 2025 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, manage, and distribute investments. Vinci Compass’ business segments include Global IP&S, Credit, Private Equity, Equities, Real Assets and Corporate Advisory, each managed by dedicated investment teams with an independent investment committee and decision-making process.

Vinci Partners’ origins are in the early 2000s, when a group of current partners launched their first private equity fund. In 2004, they established an independent alternatives group within Banco Pactual. Following UBS’s acquisition of Banco Pactual in 2006, the team formed ALIN, an alternatives unit within UBS. In 2009, after UBS divested Banco Pactual, Mr. Sayão, Mr. Horta, and most ALIN professionals founded Vinci Partners. Prior to its business combination with Compass, Vinci Partners’ AUM grew from R$1.9 billion in 2009 to R$70.4 billion as of September 30, 2024, representing a 27% compound annual growth rate, or CAGR. Since inception, we have driven strong performance and organic growth through the consistent launch of new investment vehicles, while also pursuing strategic inorganic expansion. Key transactions include partnerships with Gas Investimentos (2010), Mosaico Capital (2017), SPS Capital Gestão de Recursos Ltda., or SPS Capital (2022), MAV Capital (2024), Lacan (2024) and Verde Asset Management (2025).

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

In October 2024, Vinci Partners combined with Compass to form Vinci Compass. In October 2025, we further expanded our platform through the announced acquisition of 50.1% of Verde Asset Management, which closed in December 2025, contributing to one month of our full year 2025 and fourth quarter 2025 results. Our official AUM is calculated on a consolidated basis, accounting for double counting resulting from funds from one segment investing in other segments, excluding double counting from co-managed funds between our segments and including assets under advisory.

Our business strategy comprises six segments: Global IP&S, Private Equity, Real Assets, Credit, Equities and Corporate Advisory. As of December 31, 2025, Global IP&S accounted for 77% of our AUM, followed by Credit with 10%, Private Equity with 4%, Equities with 4% and, lastly, Real Assets with 4% of AUM. AUM for any period prior to the closing of our business combination with Compass is not presented on a pro forma basis.

The following table sets forth our AUM on a per-segment basis as of the dates indicated:

	As of December 31,
	2025	2024	2023

	(in R$ millions)
Global IP&S	271,492	255,403	25,514
Credit	36,464	29,213	7,371
Private Equity	15,390	16,760	14,593
Equities	15,286	13,883	10,055
Real Assets	15,476	11,702	10,992

Total	354,108	326,961	68,525

Our revenue base is broadly diversified within our strategies. For the year ended December 31, 2025, Global IP&S accounted for 40% of our Fee Related Revenues (i.e., our net revenue from management fees, net revenue from advisory services and net revenue from other revenues), followed by Credit with 24%, Private Equity with 13%, Real Assets with 13%, Equities with 8%, and Corporate Advisory with 2%.

The following tables set forth our Fee Related Revenues on a per-segment basis for the years indicated:

	For the Year Ended December 31,
	2025	2024	2023

	(in R$ million)
Global IP&S	375.8	128.7	83.7
Credit	234.0	83.8	52.2
Private Equity	123.5	146.6	125.5
Equities	73.8	59.2	58.8
Real Assets	121.7	102.3	75.7
Corporate Advisory	20.8	42.9	37.3

Total	949.7	563.6	433.2

The following chart presents our AUM and Fee Related Revenues by segment, client profile, country of funding and country of asset allocation for the quarter ended December 31, 2025:

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

Since our inception, we have worked tirelessly to establish ourselves as a premier independent alternative investment platform and global solutions provider, recognized for our leading presence across the principal Latin American countries and our broad product offering across all major alternative asset classes. With R$354 billion in assets under management and advisory (as of December 31, 2025) and complementary strengths across investment strategies and distribution capabilities, Vinci Compass is reshaping the region’s alternative investment landscape. With a leading pan-regional distribution network with expertise in accessing global general partners, or GPs, and best-in-class proprietary investment strategies, Vinci Compass works as a full-service one-stop-shop platform able to serve diverse investor needs across local, regional, and global mandates.

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

Our ability to generate revenues in multiple currencies underscores the strength and flexibility of our platform. In the full year 2025, 39% of our total fee related revenues (i.e., the sum of our net revenue from management fees, net revenue from advisory services and net revenue from other revenues) was recognized in U.S. dollars, 38% in Brazilian reais, 8% in Chilean pesos, 6% in Argentine pesos, 6% in Mexican pesos and 2% in Peruvian soles. This distribution reflects our well-established presence in both emerging and developed markets, allowing us to capture revenues in hard currencies while benefiting from local market opportunities.

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

We have built a resilient earnings profile with meaningful long-term value creation potential, supported by three complementary earnings streams: Fee Related Earnings (FRE), Performance Related Earnings (PRE) and Investment Related Earnings (IRE).

We view our earnings profile as supported by three complementary streams that collectively enhance the resilience and scalability of our business model across market cycles: Fee Related Earnings (FRE), Performance Related Earnings (PRE) and Investment Related Earnings (IRE).

FRE reflects earnings coming from management fees and advisory fees that support the cash-generation capacity of our diversified platform. It provides the stability and growth that keep the business moving forward and underpins the durability and predictability of our cash generation across market cycles. As our platform scales through new fund launches and fundraising and portfolio appreciation, FRE benefits and reinforces its role as the backbone of our business model. The FRE base is well diversified, with low concentration and no single vertical dominating the revenue mix.

PRE reflects earnings coming from performance fees from our managed funds that may be realized as investment results crystallize across our strategies over time. PRE has two value drivers, represented by our liquid and private markets strategies. Liquid strategies have historically been the predominant source of PRE and have sustained this earnings stream over the past years. Private vehicles are still early in their harvest phase, building a second driver of PRE. Performance-eligible AUM of R$46 billion and gross accrued performance fees of R$255 million as of December 31, 2025 underpin upside potential for PRE, although realization remains timing-dependent, with closed-end vehicles expected to contribute more meaningfully as these funds mature in future cycles.

IRE plays a strategic role in our business model as it reflects the economics associated with realized and unrealized capital gains from our proprietary capital invested alongside clients, through GP commitments in our managed funds. These investments are made under substantially similar economic terms as those of clients, strengthening alignment and reinforcing long-term investment discipline. These commitments support capital formation and demonstrate conviction in our strategies by serving as an anchor commitment during fundraising. While the timing and magnitude of value realization may vary depending on investment performance, market conditions and realization cycles, we view IRE as a source of meaningful long-term value creation driven by capital gains on GP commitments invested alongside clients.

The economics of IRE typically follow a multi-stage cycle, beginning with capital commitments to proprietary funds and the subsequent deployment of such capital into underlying investments, followed by portfolio appreciation and, ultimately, realizations and distributions. Accordingly, IRE may contribute to results through both unrealized value changes and realized outcomes, depending on the stage of underlying funds and assets, and may be influenced by factors such as asset-level performance, exit markets and the timing of monetization events. We believe this cycle supports long-term compounding, as realizations may provide capital for future commitments and investment activity, while reinforcing alignment with clients and supporting the continued growth of our platform.

The image below illustrates the three complementary earnings streams (FRE, PRE and IRE) that support our earnings profile across market cycles.

We have an extensive and scalable distribution network spanning Latin America and global markets and our AUM funding base is mostly built upon our proprietary distribution channels, resulting in a sticky investor base.

Vinci Compass has built a comprehensive distribution network across Latin America and key global markets, leveraging decades of trusted relationships with institutional investors, high-net-worth individuals, and intermediaries. Our client relations team, consisting of 83 relationship managers across nine countries, combines deep local expertise with a sophisticated understanding of alternative investments. This broad coverage enables us to deliver tailored investment solutions, both proprietary and third-party, effectively connecting capital across regions.

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

Our proprietary relationships are a core competitive advantage and a key driver of the durability of our AUM and earnings stability by mitigating outflow risks. Our platform benefits from a broad and long-tenured investor network across Latin America, serving over 3,000 LPs as of December 31, 2025. Approximately 80% of our AUM is sourced through proprietary relationships, which we believe supports lower client churn over time and reinforces the predictability of our recurring fee streams. We believe this relationship-based model, combined with a diversified regional footprint, enhances the resilience of our funding base across market cycles and supports ongoing cross-selling across strategies and geographies.

The following chart illustrates the diversification of our AUM funding base across countries as of December 31, 2025:

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

Given the different characteristics and ESG risk profile, our approach is distinct for private markets and public markets. Our sustainable approach is integrated in most of our investment processes, which means that we incorporate ESG aspects in our main investment analyses for private markets and for selected mandates in public markets. In addition, we also apply other sustainable approaches in some of the funds. For instance, our private equity funds use negative filters and exclusion lists. Our credit fund Vinci Energia Sustentável, or VES, is focused on sustainable energy projects (e.g., solar, wind, etc.), and as such, uses an additional filter of sustainability. In our Real Assets strategy, VICC, our climate change fund, is registered in Luxembourg, as an Article 9 fund under the SFDR and in Brazil as a Sustainable Investment under ANBIMA rules and procedures. As well, Lacan IV is classified as a Sustainable Investment under ANBIMA rules and procedures, and is aligned, according to the Company’s understanding, with Article 9 of the SFDR.

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

Since our IPO, from which we raised net proceeds in the amount of US$252.2 million, we have sought to leverage our cash balance to raise new products across alternatives via seed investments. This strategy has played an important role in fundraising, and we will seek to continue to enhance growth through this avenue. In addition to boosting our future FRE, our seed investments in alternative investment funds present an important upside as these funds divest from their assets. This could play an important role to our earnings as the capital gain will impact our general partner investment income when they are realized. While the capital is not called from closed-end products, our cash balance is invested in Vinci Compass’ open-ended vehicles, which are mostly exposed to fixed income bonds.

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

In the year ended December 31, 2025, we announced and closed our acquisition of Verde Asset Management. These acquisitions further demonstrate our commitment to expanding our capabilities, diversifying our product offerings, and solidifying our position as a market leader in Latin America. For further details on these milestones, see “Item 4. Information on the Company—A. History and Development of the Company—Our History.”

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

Alternative investments continue to represent a significant growth opportunity across Latin America. According to Cerulli Associates, pension systems in the Andes and Mexico held more than US$71 billion in alternatives, including local vehicles, at the end of 2023, compared with US$46 billion in 2020. In addition, Preqin’s Latin America Investor Survey 2025 indicates that confidence is building among Latin America-based investors, who are prioritizing allocations to private debt, private equity and infrastructure in the near term. As allocations to alternatives continue to expand across institutional and wealth channels in the region, we believe local LPs are likely to continue increasing their exposure to these asset classes, presenting a substantial growth opportunity.

In Brazil, the closed pension fund industry had approximately 1.28 trillion reais in invested assets as of October 2025, of which 12.8 billion reais, or 1.0%, was allocated to foreign investments, according to Abrapp. At the same time, Cerulli Associates reported in November 2025 that the pension industries in Mexico and Chile are expected to nearly double their allocations to cross-border vehicles by 2029, to US$300 billion from US$155 billion at the close of 2024, reflecting a broader regional trend toward greater global diversification and more demand for international investment solutions. Through our broker-dealer presence in the United States and expanded Third-Party Distribution services in Brazil, we aim to provide Latin American investors with direct access to global investment opportunities, aligning with the increasing trend toward global asset allocation. This combination also positions us to accelerate our growth agenda by enabling regional expansion in the alternative assets sector, both through inorganic processes, such as acquiring established asset managers with a proven track record in the region, or organically, by hiring local teams and/or expanding our existing strategies into other Latin American countries. By aligning our strategic initiatives with the growth potential of Latin America’s alternatives market, we are focused on generating long-term value for our stakeholders. This transformative transaction not only enhances our capabilities but also establishes Vinci Compass as a regional leader poised for sustainable growth.

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

Global Investment Products & Solutions (IP&S)

Overview

The Global IP&S segment seeks to offer tailor-made solutions to investors with a focus on exclusive mandates for institutional investors and high-net-worth individuals, or HNWIs, and Third-Party Distribution (liquid and alternative). This segment also includes Commingled Funds, Global Solutions, Advisory and Execution, Pension Plans and our Retirement Services (VRS) unit. For the year ended December 31, 2025, the management team was composed of 32 full-time employees across our Miami, Mexico City, New York, Rio de Janeiro, Santiago, and São Paulo offices.

Our Global IP&S segment offers clients access to tailored financial products through an open architecture platform, in addition to in-house asset allocation and risk management. The strategy aims to provide a sophisticated investment strategy with alpha generation according to our clients’ targets. In the execution of these strategies, we take into account risk profile assessment, preparation of investment policies and product selection, among other factors. The strategy is divided into seven sub-strategies: (1) Third-Party Distribution Liquid, (2) Third-Party Distribution Alternative, (3) Multi-strategy, (4) Global Solutions, (5) Separate Mandates, (6) Advisory and Execution, (7) Pension Plans, and (8) Other.

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

•

Multi-strategy: Our multi-strategy funds serve a broad client base from retail and high-net-worth investors to institutions and invest across multiple asset classes under defined investment mandates. Following the acquisition of 50.1% of Verde Asset Management, we expanded our multi-strategy platform to incorporate Verde’s flagship multi-strategy funds. Verde’s platform comprises a Brazil-focused multi-strategy fund, launched in 1997, one of Brazil’s longest-running multi-strategy investment funds, and a Global multi-strategy fund launched in 2005. These Verde funds invest across a broad range of asset classes, including equities, fixed income, currencies, and derivatives, and complement our existing product suite by adding significant scale and a multi-decade track record in both local and international multi-asset strategies. Other flagships in this category include Vinci Valorem, which focuses on Brazilian fixed-income instruments, foreign exchange and derivatives, and Vinci Selection Equities, a fund-of-funds strategy investing in third-party equity funds with the goal of outperforming the Ibovespa benchmark. In addition, Vinci Strategic Partners (VSP) remains our first closed-end fund-of-funds within Global IP&S, providing alternative investment allocation services primarily to institutional and high-net-worth clients.

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

•

Advisory and Execution: This sub-strategy serves both retail and institutional clients, offering tailored solutions to meet their unique needs. For retail clients, including HNWIs, we provide comprehensive full-service support—ranging from trade execution to assisting in building investment portfolios aligned with their financial objectives. On the institutional side, we focus on execution and operational services. Our open and flexible infrastructure allows us to accommodate a wide range of retail clients, from individual investors to multi-family offices and family offices, ensuring a seamless and adaptable service experience. Custody is provided by Pershing through our clearing agreement with them. However, clients establish contracts directly with Vinci Compass, not with Pershing.

•

Pension Plans: We manage PGBL and VGBL pension plan funds, distributed to retail clients, which provide tax and succession benefits, while matching different client life cycles and diversified risk profiles. It comprises both Verde and Vinci Compass pension plan funds, seeking investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, and derivatives.

•

Other: Comprised of Vinci Retirement Services (VRS) and funds service. In our Retirement sub-strategy, we provide personalized, tech-driven pension solutions through the Mio platform, offering tailored asset allocation to meet individual needs. The strategy aims to capitalize on the decentralization trend from traditional Brazilian banks, which control a majority of the market, to independent insurers. VRS focuses on high-net-worth investors, corporate plans, and retail investors, leveraging partnerships with financial planners, brokers, and fintechs to deliver innovative solutions to a fragmented and underserved market. In fund services, we provide operational services for funds in Mexico.

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

Global IP&S AUM and Fee Related Revenues Breakdown

The following charts present our Global IP&S AUM by product type and client profile and Fee Related Revenues by product type and asset allocation country as of and for the year ended December 31, 2025:

The following table sets forth our Global IP&S AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2025	2024	2023

	(in R$ million)
Third-Party Distribution Liquid	128,860	121,830	—
Third-Party Distribution Alternative	76,419	81,281	—
Global Solutions	20,195	19,985	1,477
Separate Mandates	19,189	18,834	17,942
Multi-strategy	13,296	1,985	2,982
Advisory and Execution	7,023	7,296	—
Pension Plans	3,736	1,727	3,024
Fund Services	2,220	2,090	—
Vinci Retirement Service	553	375	88

Total	271,492	255,403	25,514

The following table sets forth our IP&S AUM by type of investor as of the dates indicated.

	As of December 31,
	2025	2024	2023

	(in R$ million)
Institutional	170,231	162,916	13,637
HNWI	56,783	53,598	8,230
Intermediaries	44,478	38,889	3,647

Total	271,492	255,403	25,514

Credit

Our Credit segment comprises two business lines—Public Credit and Private Credit—supported by management teams consisting of 59 full-time employees across our offices in Argentina, Brazil, Chile, Colombia, Mexico, Peru, and the United States. Our product offering is uniquely positioned to meet the diverse financing needs of both mature and growing businesses through a broad range of strategies in both local currency and U.S. dollars, including diversified private credit or direct lending, structured credit, real estate and infrastructure credit, agribusiness financing, high-grade and high-yield strategies, and opportunistic capital solutions. Below is a summary of this segment’s main strategies:

Note: Financial figures in the chart above refer to AUM figures as of December 31, 2025.

The following charts present our Credit AUM by geography (asset allocation) and client profile as of December 31, 2025:

Public Credit

Public Credit refers to our investment strategies focused on debt instruments issued in public markets, including sovereign and corporate bonds. These strategies are designed to offer investors a range of risk-return profiles, combining liquidity, credit quality, and yield opportunities across Latin America. Our public credit platform leverages deep local expertise, fundamental credit research, and active portfolio management to generate attractive risk-adjusted returns. The platform is structured around distinct approaches to currency exposure and credit selection, spanning across two different strategies:

•

Local Currency High-Grade & High-Yield: Our local currency credit strategy focuses on investment-grade and high-yield debt issued in the domestic currencies of Latin American markets, including Mexico, Chile, Brazil and Argentina. The strategy includes a range of duration and risk-return profiles, encompassing sovereign and corporate bonds, as well as instruments targeting short-term liquidity and capital preservation. Vinci Compass manages a suite of fixed income strategies that invest in government and corporate bonds, with varying levels of duration and credit exposure. These funds aim to offer capital preservation, liquidity, and competitive returns through active interest rates and credit management within the local market. In Mexico and Chile, we offer solutions that span from money market and sovereign bond exposure to corporate credit-focused strategies with active duration and currency management. In Brazil, we manage open-ended credit funds focused on local corporate bonds (debentures), bank certificates, asset-backed securities and senior tranches of securitization facilities for both retail and institutional investors, including pension plans. In Argentina, local strategies are structured across different risk categories, including short-term sovereign and corporate instruments, U.S. dollar-linked assets, and tailored mandates for institutional clients. These strategies cater to investors seeking exposure to local markets, stable income, and potential alpha generation, while actively managing interest rate and currency risk.

•

Hard Currency High-Grade & High-Yield: Our hard currency credit strategies target high-yield and investment-grade opportunities across Latin American corporate and sovereign issuers, primarily denominated in U.S. dollars. The strategies are designed for global investors seeking higher returns and diversification benefits without taking local currency exposure. We focus on credit-intensive selection through a bottom-up approach, identifying mispriced assets with the potential for income and capital appreciation. Our product offering includes regional Latin America-focused funds, rather than country-specific vehicles, allowing for flexible allocation across the most compelling opportunities in the region, which compares to the Corporate Emerging Markets Bond Index (CEMBI) LatAm. In addition to traditional public credit, some strategies may include allocations to private credit and structured debt, enhancing return potential. We also offer fixed maturity solutions that aim to replicate a bond’s cash flow and yield-to-maturity structure over time while offering higher diversification, appealing to investors with predictable income objectives.

Private Credit

Our Private Credit strategy focuses on providing tailor-made solutions and structures to meet the financing needs of a wide spectrum, both in size and industry, of businesses, as well as across markets and geographies. All this with our core focus of generating value for our investors through access to unique investment opportunities and enhanced returns. The strategy invests across six core sub-strategies/asset classes, and includes country specific investments (i.e., in Brazil, Argentina, Chile, Peru and Mexico) and LatAm focused investments:

•

Local Currency High-Grade & High-Yield: Similarly to the strategy in public credit, the private credit high-grade & high-yield strategy focuses the allocation of resources to corporate debt and structured credit transactions in the Brazilian market, including debentures, commercial papers, asset-backed securities, and securitization transactions, such as mortgage-backed securities, or MBSs, asset-backed securities, or ABSs, collateralized loan obligations, or CLOs, and collateralized debt obligations, or CDOs, across different sectors and industries. These funds focus on privately issued instruments that are not typically available in the public market, allowing for more attractive risk-adjusted returns through rigorous credit selection and in-house structuring capabilities. The overall allocation aims to provide consistent income generation, diversification, and capital preservation, with active portfolio management to navigate changing market conditions.

•

Infrastructure credit: this sub-strategy consists of two groups of funds with similar strategies, but of different vintages, namely VES and Vinci Credit Infra. The funds essentially invest in senior secured debentures, focused on renewable energy, such as wind, solar, and hydro power generation, in line with strict sustainability guidelines. VES is a closed-end fund with a total tenure of 15 years, which was launched in 2018 after Vinci Compass successfully won a competitive bidding process conducted by BNDES, a key limited partner in the fund, together with some of the largest Brazilian pension funds. The fund invests in debentures with a minimum credit rating of single “A” (in local scale) by either Fitch, Moody’s or S&P, with typical project finance collateral packages, including bank letters of credit and/or corporate guarantees until the project’s completion. In 2021, VES was accredited as an “ESG Fund” in accordance with the principles of recognized entities, such as CBI and the Sustainable Finance Regulation of the European Commission. After concluding the portfolio construction process and the investment period for VES in 2021, our credit team launched a new infrastructure credit fund: Vinci Credit FI-Infra Institucional and Retail. In connection with this initiative, Vinci won two competitive bidding processes in 2021 and 2022, which were run by Banco do Nordeste do Brasil S.A. and BNDES, respectively, and, as a result, secured R$1.3 billion in capital commitments from these entities. Vinci Credit Infra has a dual-track fund-raising approach: one vehicle was structured to be listed on the B3 as a perpetual capital vehicle, and the second vehicle is a 15-year closed-end fund, with similar terms and conditions as VES, which targets Brazilian institutional investors. Both funds aim to invest in infrastructure debentures, focusing on high-grade credit assets in accordance with superior ESG guidelines, which are integrated in our investment process. As of December 31, 2025, the combined assets under management of these 2022-vintage funds totaled approximately R$2.0 billion. In January 2026, Vinci Compass was selected through a tender process conducted by BNDES to manage a 12-year closed-end credit fund focused on financing climate mitigation projects in Brazil and subject to enhanced ESG guidelines. BNDES is expected to serve as the anchor investor, with a capital commitment of R$500 million.

•

Real estate credit: this sub-strategy focuses on direct lending and credit transactions, primarily sourced and structured by our credit team, including senior secured loans and mortgage-backed securities with real estate as collateral. Vinci FI RF Imobiliário CP, or VCI, was our first vintage fund within this asset class and was fully divested in 2024, generating a realized annual internal rate of return, or annual IRR, equal to the IPCA rate plus 6%. Our second vintage fund, Vinci Crédito Imobiliário 2, or VCI 2, completed its investment period in 2023 and is currently returning capital to investors. These funds were structured with a 10-year lock-up period and their investor bases are comprised by Brazilian institutional investors, such as pension funds and insurance companies. These funds have a multisector approach with respect to the issuers/debtors. Our team has been underwriting private debt transactions to companies and projects in many sectors such as shopping malls, commercial properties, electrical power, retail and healthcare. Vinci Credit Securities FII, or VCRI, is our first listed Brazilian REIT dedicated to local MBSs, which are also known in Brazil as CRIs, and is managed by the Vinci Compass’ Real Estate team. VCRI is focused on generating income to its quotaholders, mainly through a diversified portfolio of CRIs, and can also invest in other Brazilian REITs with similar investment strategies.

•

Structured Credit: Refers to the underwriting of financial instruments that typically involve the pooling of various debt obligations, such as loans, bonds, or receivables, which are generally tranched into specific classes or securities with distinct risk and return profiles. These instruments, including CLOs and ABSs, are designed to enhance liquidity and risk distribution within credit markets, allowing investors to access diversified credit exposures. An example of such strategy in Peru, is the Fondo de Adelanto de Efectivo, or FAE. The fund focuses on both confirming and factoring solutions by funding supply chains. The invoices, which are executive titles in the jurisdiction, operate as the assets backing the fund. This arrangement mitigates counterparty risk by focusing on large clients, but financing mostly small and medium enterprises. The asset-backed nature of the fund, combined with our proprietary technology platform, enhances transaction security and facilitates operations.

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

		As of December 31, 2025
Fund	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
		(in millions of local currency)					(in local currency)	(in US$)(1)	(in local currency)	(in US$)(1)
LAPCO(1)	2021	32	32	28	14	42	1.3x	1.3x	16.5%	16.5%
CHILPCO(2)	2023	40,629	35,842	18,577	24,123	42,700	1.2x	1.2x	20.4%	19.7%
PEPCO(3)	2022	128	145	43	183	226	1.6x	1.6x	13.5%	20.9%
PEPCO II(4)	2024	106	104	3	142	145	1.4x	1.4x	15.6%	37.1%

(1)	The local currency for LAPCO is the U.S. dollar. Conversions were made using the relevant exchange rates as of December 31, 2025.
(2)	The local currency for CHILPCO is the Chilean peso. Conversions were made using the relevant exchange rates as of December 31, 2025.
(3)	The local currency for PEPCO is the Peruvian sol. Conversions were made using the relevant exchange rates as of December 31, 2025.
(4)	The local currency for PEPCO II is the Peruvian sol. Conversions were made using the relevant exchange rates as of December 31, 2025.

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

Our Opportunistic Capital Solutions strategy raised R$3.2 billion in capital commitments as of the date of this annual report across fourth vintages, including its fourth vintage, SPS IV, in its fundraising phase. As of the date of this annual report, this strategy is marked at a gross IRR of 23.6% in reais and 21.6% in U.S. dollars as of December 31, 2025, and a gross MOIC of 2.6x in reais and 2.5x in U.S. dollars.

		As of December 31, 2025
Fund	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
		(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
SPS I	2018	128	205	355	22	377	2.6x	2.1x	25.6%	19.1%
SPS II	2020	671	1,063	1,146	568	1,715	2.3x	2.3x	22.4%	22.2%
SPS III	2021	1,071	1,708	872	1,506	2,377	2.7x	2.7x	24.4%	22.0%
SPS IV	2025	1,329	235	6	240	246	1.2x	1.2x	23.5%	24.9%

Opportunistic Capital Solutions		3,199	3,212	2,379	2,336	4,715	2.6x	2.5x	23.6%	21.6%

We started the fundraising process for SPS’ fourth vintage, having reached close to R$1.4 billion in commitments as of December 31, 2025, including the first offshore commitment for this strategy. We will continue the fundraising process for SPS IV throughout 2026 with the final closing expected in the second half of 2026.

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

		As of December 31, 2025
Fund	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
		(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
MAV I	2022	165	165	169	75	245	1.5x	1.5x	19.1%	20.0%
MAV II	2023	205	205	55	205	260	1.3x	1.4x	19.2%	13.0%
MAV III	2025	220	96	10	146	156	n.m.	n.m.	n.m.	n.m.

MAV Strategy		590	467	235	426	661	1.4x	1.4x	19.1%	16.2%

n.m. = not meaningful

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

•

Credit analysis and internal rating model: The team has developed an internal rating model for issuers held in the portfolio which aims to identify improving/deteriorating credits and mismatches between our internal rating and market pricing/ratings assigned by rating agencies. The model is based on 14 factors, divided into four broader categories: 1) Character/Corporate; 2) Payment Capacity; 3) Collateral; 4) Covenants. In addition, we focus on the integration of ESG issues across our portfolios, where applicable. We deploy a proprietary ESG rating across our priority coverage universe and include actionable metrics into our bottom-up analysis to assess environmental and social risks. The internal ESG rating impacts the companies’ credit rating and equity valuation processes. In accordance with this philosophy, we have implemented an approach to (i) screen and evaluate, (ii) engage with issuers, (iii) integrate actionable metrics into the investment process, and (iv) customize and monitor clients’ ESG preferences.

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

•

Analysis: Our team conducts extensive multi-step due diligence including fundamentals-based, quantitative and qualitative analysis of issuers, counterparties, and shareholders. During the analysis stage, we developed our financial model with projections and meet with management to better understand the asset. The findings are presented sequentially to several committees for approval and validation to pursue the opportunity.

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

•	Risk Mitigation Strategies:

•	Guarantees such as fiduciary assignments of receivables, collateralized assets, and crop liens (cédulas de produtos rural);

•	Financial and operational covenants to ensure borrower compliance; and

•	Structured credit limits based on portfolio exposure and borrower indebtedness.

•	Portfolio Management: Once invested, assets are actively monitored through:

•	Regular analysis of financial statements and solvency indicators;

•	Independent verification of guarantees, including land, crops, and inventories; and

•	Scenario simulations to anticipate potential risks and rebalance exposures as needed.

The Agribusiness Credit strategy ensures allocation and diversification across asset classes, counterparties, and geographies to mitigate risks:

•	Sector Allocation: As of December 31, 2025, investments were distributed across sugar and ethanol, grains and cotton, and other agricultural segments including livestock, fertilizers, and sesame.

•	Portfolio Structure: A mix of senior, mezzanine, and junior tranches allows for optimized risk-return profiles, with target returns of CDI + 2.5% to CDI + 6.0% annually.

•	Regional Distribution: Investments are spread across Brazil’s agricultural heartlands, reducing overexposure to regional risks such as weather or market disruptions.

•	Contractual Safeguards: Long-term contracts with triggers for renegotiation in adverse scenarios further enhance portfolio resilience.

Private Equity

Our private equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. Opportunistically, we will also analyze turnaround and greenfield investment opportunities. The main strategic focus of our private equity strategy is value creation by promoting the growth of revenue, productivity and profitability through significant operating and management changes in portfolio companies through our proprietary “Value from the Core” process. We also take into account non-measurable aspects, such as alignment of the potential investment with ESG goals. The management team is composed of 21 full-time employees based in our Rio de Janeiro and São Paulo offices.

The private equity strategy invests through two sub-strategies: Vinci Capital Partners and Vinci Impact and Return.

•

Vinci Capital Partners: Vinci Capital Partners focuses on control and co-control investments and maintains flexibility in structuring, recognizing the importance of sourcing companies with strong break-out potential in targeted industries. The strategy spans core growth equity, buyouts and minority growth investments, while opportunistically evaluating turnaround situations, providing a broad set of investment alternatives. The third vintage, Vinci Capital Partners III, is fully allocated and has entered its divestment phase. In 2024, we completed the partial sale of Farmax, returning approximately 80% of the investment’s cost, and more recently contributed to the initial public offering of AGI Inc (Agibank), which closed in February 2026, representing a landmark liquidity event for the fund. Vinci Capital Partners IV has completed its fundraising with R$3.1 billion in capital commitments, the largest vintage in the strategy to date, and as of December 31, 2025, approximately 40% of the fund had been committed, including investments in Bold, which closed in the fourth quarter of 2025, and AGV, which closed in the third quarter of 2025, as well as the initial investment in Arklok in 2023.

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

For instance, the chart below depicts the key steps in the investment review and decision-making process in our private equity practice:

Both of our sub-strategies have a historical long-term performance, with seven vehicles managed by their partners since the early 2000s. Our Vinci Capital Partners strategy has raised close to R$11.5 billion in capital commitments throughout to date, including our most recent fundraising for VCP IV, with a gross IRR of 64.5% in reais and 70.2% in U.S. dollars as of December 31,, 2025, and a gross multiple of invested capital, or MOIC, of 2.3x in reais and 2.1x in U.S. dollars. Track record information is presented throughout this presentation on a pro forma basis, excluding PIPE investments, a strategy that was discontinued since VCP III. Our VIR strategy has raised close to R$1.3 billion to date, with its latest vintage, VIR IV, being the largest vehicle. The strategy was marked at a 21.1% gross IRR in reais and 26.0% in U.S. dollars, and a gross MOIC of 1.7x in reais and 1.6x in U.S. dollars, as of December 31, 2025.

The following table presents our pro forma historical portfolio performance, excluding PIPE investments:

			As of December 31, 2025(1)
Fund	Segment	Vintage Year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
Fund 1	Private equity	2004	1,415	1,206	5,131	54	5,185	4.3x	4.0x	71.5%	77.2%
VCP II	Private equity	2011	2,200	2,087	2,006	1,811	3,817	1.8x	1.0x	8.0%	(0.3%)
VCP III	Private equity	2018	4,000	2,548	313	5,249	5,562	2.1x	1.9x	21.5%	17.5%
VCP IV	Private equity	2022	3,879	1,165	—	1,541	1,541	1.3x	1.3x	59.9%	55.5%

VCP Strategy (2)	Private equity		11,494	7,006	7,450	8,654	16,103	2.3x	2.1x	64.5%	70.2%

NE Empreendedor (3)	Private equity	2003	36	13	26	—	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private equity	2017	240	134	240	81	321	2.4x	1.8x	20.6%	13.7%
VIR IV	Private equity	2020	1,000	734	188	865	1,053	1.3x	1.5x	20.7%	20.9%

VIR Strategy	Private equity		1,276	881	453	947	1,400	1.7x	1.6x	21.1%	26.0%

(1)	Track record information is presented on a pro forma basis and in local currency, excluding PIPE investments, a strategy that was discontinued in VCP III.
(2)	Committed capital for VCP III and VCP IV considers amounts of co-investments. Returns, however, consider only the amounts invested to the main funds.

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

New Products in Development

Vinci Impact and Return V, or VIR V, is the fifth vintage of our Impact and Return strategy and is expected to be launched in 2026. It will follow the same investment strategy as that executed for VIR IV and we believe that it will generate both a positive ESG impact and attractive returns. The Impact and Return strategy currently focus on business services, specialized retailing and healthcare. The new vintage is expected to extend sector coverage to agribusiness.

The following charts present our Private Equity AUM by client profile and flagship as of December 31, 2025:

Equities

Vinci Compass has a long track record and deep experience investing in Equities across country-specific and regional strategies. We focus on identifying opportunities in under-researched and overlooked markets, with sub-strategies spanning Long-Only, Dividends, Small Caps, Long Biased and Other.

Equities is composed by open-end funds and separate mandates with short- to medium-term redemption periods, and management teams were composed by 19 full-time employees across our São Paulo, Santiago, Mexico City, and Buenos Aires offices.

Our Equity segment operates through two distinct strategies, delivering robust and diversified investment solutions across Latin America or specific country markets. The whole strategy accounted for R$15.3 billion in AUM as of December 31, 2025, with 69% coming from Brazil equities, 20% from Chile, 4% from LatAm, 3% from Argentina, 2% from Mexico, and 2% from Global. These strategies are designed to capitalize on regional opportunities and specialized market dynamics, offering clients tailored approaches to achieve their investment goals.

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

LatAm and Global Equities

This strategy targets broad regional and global opportunities, minimizing the idiosyncratic risks of individual countries. With a long-only investment approach, it targets regional and global niches, leveraging in-depth analysis to uncover unique opportunities.

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

Our investor base is heavily weighted towards institutional clients, which represent 80% of total AUM for the segment. Each of (i) Intermediaries and (ii) HNWIs accounted for 12% and 8%, respectively, of Equities’ AUM as of December 31, 2025.

The following table sets forth our Equities AUM on a per-strategy basis as of the dates indicated.

	As of December 31,
	2025	2024

	(in R$ million)
Brazil	10,572	9,521
Chile	3,009	1,997
Mexico	364	1,183
Latin America	547	536
Argentina	404	646
Global	389	—

Total	15,286	13,883

The following table sets forth our Equities AUM by type of investor as of the dates indicated.

	As of December 31,
	2025	2024	2023

	(in R$ million)
Institutional	12,286	11,793	9,107
HNWI	1,157	1,400	377
Intermediaries	1,844	690	571

Total	15,286	13,883	10,055

Real Assets

The Real Assets segment, which includes real estate, infrastructure and forestry, is a key differentiator for Vinci Compass with R$15.5 billion in AUM as of December 31, 2025. This segment focuses on tangible, income-generating assets and greenfield projects. Real Estate investments include listed REITs in Brazil and opportunistic development strategies in Brazil, Uruguay and Peru. Infrastructure assets target essential sectors such as power, water and sanitation and transport and logistics, while our Timber or Forestry strategy invests in greenfield and brownfield projects with native forests in Brazil, also with significant room for regional expansion. The management team comprises 35 full-time employees across our Buenos Aires, Montevideo, Rio de Janeiro, and São Paulo offices.

Real Estate

Our real estate strategy invests through two sub-strategies:

•

Listed Perpetual Funds: Our real estate strategy currently manages six listed perpetual funds, with over 560,000 retail investors. This strategy is focused on the acquisition of core, income-generating real estate assets through investments in various sub-sectors: shopping malls, industrial and logistics, office properties, urban commercial properties, financial instruments, agribusiness and real estate credit.

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

•

Opportunistic capital gain funds: Our real estate team has extensive experience in structuring opportunistic funds focused on capital gains through real estate development and opportunistic investments:

•

Industrial and logistics: Vinci Fulwood Desenvolvimento Logístico FII, or VFDL, is focused on the development of greenfield industrial properties. VFDL is advised by Fulwood, one of the largest players for the development of industrial real estate in Brazil, wherein we are the fund’s development partner. In 2025, Vinci launched its second industrial and logistics opportunistic fund, Vinci Oportunidade Logistica FII, or VIOL, which focuses on the development of greenfield industrial properties and repositioning of brownfield real estate assets.

•

Residential: In 2024, Vinci launched its first residential investment vehicle, Vinci Oportunidade Residencial FII, or VORE, which is focused on the acquisition of land and subsequent sale through land swap to residential developers receiving units of the buildings that will be developed by them. This first fund had its projects identified and located in Rio de Janeiro, Brazil. In 2025, we launched our second residential investment fund, Vinci Mozak Residencial II FII, or VIMO, with a similar investment strategy, but focusing on the southern region of Rio de Janeiro.

•	Multifamily: In 2024 Vinci entered in the U.S. multifamily market through strategic partnership with a local developer.

Our Real Estate team also manages exclusive mandates in the fund of funds strategy that invests in listed REITs. In addition, our Real Estate team is a financial and real estate advisor for an exclusive fund that owns land assets and CEPACs (Certificados de Potencial Adicional de Construção, which are securities issued by municipalities that may be used to obtain additional development rights within designated urban redevelopment areas) in the port region of Rio de Janeiro (Porto Maravilha).

Real Estate Investment Process

The real estate investment process is made up of five key steps:

•

Origination of Opportunities: Our solid reputation and credibility in the market is an important ally to originate assets, and our team’s relationships with other companies, financial institutions and business players provide investment opportunities. Since inception, our Real Estate strategy executed over R$9.0 billion in transaction volume, with the great majority coming from proprietary origination.

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

As of December 31, 2025, FIP Infra Transmissão was marked at 55.5% gross IRR in reais and 40.4% gross IRR in U.S. dollars, while being marked at a 3.6x gross MOIC in reais and 2.7x gross MOIC in U.S. dollars, which is evidence of the strong track record of our investment team in infrastructure assets. As of December 31, 2025, our water and sewage strategy, Vinci Infraestrutura Água e Saneamento, or VIAS, was marked at a 15.7% gross IRR in reais and 13.1% gross IRR in U.S. dollars, while being marked at a 1.5x gross MOIC in reais and 1.4x gross MOIC in U.S. dollars.

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

Our team believes that in the future this could be an important strategy due to a significant pipeline of investment opportunities in the sector.

			As of December 31, 2025
Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
			(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
FIP Transmissão	Infrastructure	2017	211	104	367	9	375	3.6x	2.7x	55.5%	40.4%
VIAS	Infrastructure	2021	386	350	—	528	528	1.5x	1.4x	15.7%	13.1%
VICC	Infrastructure	2023	1,784	151	—	169	169	1.1x	1.1x	n.m.	n.m.

n.m. = not meaningful

Recent Developments

In August 2025, an investment fund managed by Vinci Compass through its infrastructure strategy and within the Real Assets segment entered into an agreement to acquire an interest in Rio de Janeiro Aeroporto S.A. (“RJA”), an existing holding company wholly owned by Changi Airports Ltd (“Changi”). RJA holds an interest in the concessionaire of Aeroporto Internacional Tom Jobim, or Galeão (“GIG Airport” or “Galeão”), alongside Infraero. The completion of this part of the transaction was contingent upon the satisfaction of specific conditions, which were met in September 2025.

The transaction was structured to position the fund, together with Changi Airports through RJA, as an incumbent participant in the assisted sale process (the “Auction”) for the new Galeão concession, which occurred on March 30, 2026.

RJA lost the bid and on March 30, 2026, Aena Desarrollo Internacional (“Aena”) was declared the winning bidder in the Auction for the airport. As a result, RJA became entitled to receive an indemnification in connection with the transfer of its interest in the concession to the winning bidder, subject to certain conditions. The results of the Auction are expected to be ratified between mid-May and June 2026, at which time the amount of indemnification payable to RJA is expected to be determined.

Vinci Compass is expected to receive a portion of the indemnification in connection with activities undertaken prior to the Auction, including the involvement of Vinci Compass’s infrastructure team, in its capacity as fund manager, in the negotiation and the review of contract renegotiations to be implemented under the new rules of the concession, as well as general expenses incurred during the pre-auction period. As of December 31, 2025, no amounts related to the indemnification agreement had been recorded at Vinci Compass.

Based on current Vinci Compass’ estimates, the amount expected to be received by Vinci Compass under the indemnification arrangement would be approximately R$100 million, net of taxes and general expenses. Such amount is currently expected to be received in the late third quarter or early fourth quarter of 2026.

Forestry

Lacan became part of Vinci Compass through a strategic M&A transaction, solidifying the firm’s position as a leader in forestry asset management in Latin America. This acquisition integrated Lacan’s expertise in sustainable forestry with Vinci Compass’ broader asset management capabilities, creating a robust platform focused on high-value forestry investments. The division manages over R$1.9 billion in forestry assets spanning 150,000 hectares across Brazil, combining financial performance with environmental impact. Its investment portfolio reflects a commitment to balancing financial returns with environmental impact, catering to a diversified investor base comprising pension funds and institutional investors in Brazil and Europe.

The division’s investments focus on leveraging Brazil’s forestry potential through a combination of sustainable forest plantations and conservation efforts. By prioritizing eucalyptus and pine plantations, Vinci Compass Lacan addresses the growing demand for wood products driven by the R$109 billion investment in new mills across the region over the next five years, while simultaneously contributing to carbon capture and ecological restoration.

Forestry Strategies

At the heart of Vinci Compass Lacan’s operations are investments in eucalyptus and pine forestry assets. These species are selected for their high yields and versatility, serving industries such as pulp, biomass, and wood panels. Investments are categorized into greenfield and brownfield projects:

•

Greenfield Projects: Developed on degraded or cleared land, these projects restore ecological balance while creating new commercial forestry assets. Greenfield initiatives are meticulously planned, involving soil preparation, seedling selection, and phased planting to optimize growth and productivity.

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

Vinci Compass Lacan’s portfolio is designed to maximize returns while mitigating risks through strategic diversification. Investments are spread across key regions in Brazil, such as Mato Grosso do Sul, Santa Catarina, São Paulo, and Mato Grosso. These regions are chosen for their optimal climate, soil quality, and proximity to major industrial buyers. Vinci Compass Lacan’s revenue streams, in turn, are primarily comprised of the following:

•	Long-term Offtake Agreements: Contracts with major industry players like Suzano, WestRock, and Arauco, among others, ensure stable and predictable revenue streams.

•	Spot Market Opportunities: A portion of the timber production is allocated to the spot market, providing flexibility to capitalize on favorable market conditions.

•	Carbon Credits: Leveraging its focus on reforestation and ecological restoration, Vinci Compass Lacan expects to generate additional revenue through the sale of carbon offsets in voluntary markets.

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

•	Technology Integration: Advanced tools like satellite monitoring, biodiversity mapping, and carbon measurement are employed to enhance ecosystem health, mitigate risks, and optimize productivity.

•	Risk Mitigation:

•	Buyer concentration is limited to no more than 25% of portfolio production.

•	Investments are diversified across different regions to mitigate climate risks.

•	Genetic diversity of tree species is maintained to protect against diseases and pests.

•

Sustainability and Governance: The division places sustainability at the core of its investment process. All forestry projects are established on degraded or deforested land, avoiding any contribution to deforestation. The ESMS ensures that all investments meet rigorous sustainability standards. Key components of this framework include:

•	FSC or PEFC Certification: 100% of managed areas are certified, guaranteeing adherence to high environmental and social standards.

•	Satellite Monitoring: Advanced technology is used to monitor forest health, detect risks such as fires or pests, and ensure compliance with conservation goals.

•	Biodiversity Preservation and Improvement: Roughly 25% of managed areas are allocated to conservation, with special attention given to high-value ecological areas.

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

The following table presents the investment milestones and figures for our Forestry segment:

		As of December 31, 2025
Fund	Vintage year	Committed Capital	Invested Capital	Realized or Partially Realized	Unrealized	Total Value	Gross MOIC		Gross IRR
		(in R$ million)					(in R$)	(in US$)	(in R$)	(in US$)
Lacan Florestal I	2012	253	253	255	322	577	2.3x	1.2x	11.0%	2.7%
Lacan Florestal II	2016	356	356	125	589	714	2.0x	1.5x	11.6%	6.2%
Lacan Florestal III	2020	502	415	—	551	551	1.3x	1.2x	10.2%	7.2%
Lacan Florestal IV	2023	221	216	—	232	232	1.1x	1.1x	11.3%	11.4%

Lacan Strategy		1,331	1,240	380	1,695	2,075	1.7x	1.3x	12.6%	6.2%

(1)

IRR calculations presented above reflect a managerial revaluation of the fund’s assets performed in February 2026, based on data as of December 31, 2025. While the official net asset value as of December 31, 2025 was not adjusted, this revaluation was considered for internal performance measurement purposes.

New Products in Development

Building on the success of its previous funds, Vinci Compass Lacan launched Fund IV, which incorporates higher ambitions for sustainability and financial returns. With a target return of IPCA + 9.5% annually, Fund IV focuses on leveraging Brazil’s forestry potential while exploring additional revenue opportunities, such as carbon credit sales.

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

As an independent boutique, Vinci Compass has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients. The Corporate Advisory Services platform provides advice which focuses on value creation and long-term support. The platform focuses on two main sub-strategies:

•	Mergers and Acquisitions (M&A): advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports;

•	Capital Markets: conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring, market/investor communication, debt issuances and special situation transactions.

CCLA

As a result of our business combination with Compass, we now participate in a 50/50 joint venture with CIM Group, a U.S.-based real estate manager with over 30 years of experience and approximately US$30 billion in assets owned and operated. The joint venture, known as CCLA, is focused on the development, ownership, and operation of high-quality multifamily and mixed-use real estate assets across Latin America. With a vertically integrated model, CCLA manages the entire lifecycle of real estate investments—from acquisition and development to leasing and property management. The platform currently oversees more than 3,200 residential units in operation and approximately 4,900 under development in key urban centers across Mexico, Chile, Colombia, and Peru. As a 50/50 joint venture, CCLA’s results and AUM are not consolidated into Vinci Compass’s financial statements. CCLA is classified as an investment accounted for using the equity method (see note 8(b) to our audited consolidated financial statements).

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

Personnel Management Programs

We have several programs focused on personnel management, and we constantly seek to improve our performance on that front. Since the integration between Vinci Partners and Compass Group in November 2024, the Company has maintained a solid gender diversity profile, with women representing over 40% of junior to mid-level positions and 25% of leadership roles. As of December 31, 2025, 36% of our workforce is comprised of women. In addition, there is no gender pay gap at Vinci Compass. Some of our personal development programs, as well as programs specifically focused on the development of women, include:

•

“Vinci Compass por Elas” Program: Launched in Brazil at the International Women’s Day in 2021, our “Vinci Compass for Them” program congregates all the following gender equity initiatives in the Company. Since its inception, more than 25 women were hired under the program.

•	Female Talent Pool: an affirmative action program of female-only recruitment that aims to promote gender equity through the formation of a good base of female professionals.

•

Additional benefits to parental leave: Vinci Compass provides maternity and paternity leave in accordance with local legislation in all jurisdictions where it operates and complements these entitlements with additional support to promote a smooth return to work. Post-leave initiatives include flexible work arrangements, such as remote work options following the end of the legal leave, encouragement of vacation usage, and continued hybrid work arrangements on a limited basis thereafter. These practices reflect the firm’s commitment to employee well-being and parental support.

•	Vinci Mom’s Space: in offices where available, Vinci Compass provides private rooms so that mothers can breastfeed whenever they want with breastfeeding kits and refrigeration spaces.

•	Women’s Health Program: a program that sponsors lectures on women’s health with specialist doctors.

•	Leadership support: a CEO statement declaring their support to the Women Empowerment Principles (WEP).

•

Coaching Program: a structured development program that invites our employees to a moment of self-reflection, thereby stimulating the development of important skills for career advancement at Vinci Compass.

•

Engagement and Development: we finance the participation of two women partners in the 100 Women in Finance association, which aims to strengthen the global financial sector by empowering women to reach their professional potential at all stages of their careers. In addition to engaging in discussions on financial markets, the partner Patricia Amorim together with other representatives from Vinci Compass actively contributed to panels focused on résumé evaluation and pitch development for women entering the job market. This movement also serves as one of our recruitment sources.

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

•

We are also a sponsor of InvestChile, a private corporation that promotes the Chilean financial market as an investment destination. One of our directors plays an active role in the organization and promotion of these initiatives.

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

•

Lecture Series: In 2025, we hosted 26 lectures for university students in Rio de Janeiro and São Paulo, covering a range of topics, including our business areas and the economic outlook. These events engaged more than 500 students and were held both on university campuses and at our offices. Throughout the year, we also offered a variety of courses led by company employees, including AI at Vinci Compass and Macroeconomic Outlook. In addition to business-focused lectures, we remain committed to fostering meaningful discussions on important social issues. As part of this effort, we organized a series of lectures on mental health and breast cancer awareness, providing valuable information, support, and resources to our community.

•	We also delivered lectures for our employees, including Mental Health and Pink October.

•

Vinci Compass organizes annual investment seminars in Argentina, Chile, and Uruguay, bringing together global and local strategists to share insights on financial markets, macroeconomic trends, and investment strategies, promoting financial education, transparency, and informed decision-making among clients and the broader investment community. In Chile, this initiative represents our longest-standing edition, with 29 editions held to date, reflecting our sustained commitment to financial education and market transparency in the region.

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

•

Neutralization of Greenhouse Gas (GHG) emissions: in 2026, Vinci Compass completed a comprehensive inventory of greenhouse gas emissions for the 2025 reporting year, covering all offices in the countries where it operates. Emissions were categorized under Scopes 1, 2 and 3, in accordance with the GHG Protocol. In 2025, Vinci Compass reported total emissions of 2,900.92 tCO2e, based on the location-based approach. Scope 1 represented 49.4% of total emissions, Scope 2 represented 5.5%, and Scope 3 represented 45.1%. Scope 1 emissions were significantly impacted by a gas leak at the Rio de Janeiro office, which resulted in a 3,597.34% increase in fugitive emissions in 2025. In line with Sustainable Development Goal (SDG) 13, all emissions reported for 2025 were fully offset through the “Legado das Águas” project, a 31,000-hectare area located across three municipalities in the state of São Paulo that combines forest conservation, scientific research and the development of new economic activities.; and

•

Recycling initiatives: Since 2023, we have partnered with Circoola, a company that promotes the circular economy and responsible waste disposal, focusing on the recycling, disposal, and reuse of electronic equipment. At our Rio de Janeiro office, a collection box is made available in the building, allowing other tenants to have a fixed point for the responsible disposal of electronics. In 2025, a total of 892.3 tons of electronic waste were collected in Rio de Janeiro and São Paulo, through our partnership with Circoola.

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

Our fourth vintage of our Impact strategy, VIR IV, raised R$1 billion in capital commitments through a diversified investor base, with the presence of institutional investors. VIR IV’s goal is to invest capital in underdeveloped regions. We invest in companies where positive impact is an inherent outcome of the business model. Therefore, through growth, we generate a positive impact in these regions. Our investment process comprises several criteria and tools, such as positive and negative screening, an eligibility tool, the assessment of impact metrics through a proprietary index and ESG due diligence. The investment strategy is completed with a strong analysis of the business, a detailed report highlighting the impact on the business, and quarterly follow-ups. VIR IV received the award for “Impact Fund of the Year” from Environmental Finance in 2021. In 2023, VIR IV received the Private Capital Deal of the Year award from the Association for Private Capital Investment in Latin America, or LAVCA, in recognition of our investment in Pro Infusion. In 2024, VIR IV closed one new investment and signed two new investments, thereby expanding its sectors of operation to include industrial and commercial waste management, auto parts, and logistics for clinical research. VIR IV fund holds an independent verification certification from Nint, an ERM Group company. In October 2025, VIR IV concluded its investment period with nine investments across the healthcare, retail, and B2B services sectors.

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

Infrastructure

We developed our VICC fund, in our Climate Change sub-strategy, focusing on investments that actively contribute to the climate agenda ranging from renewable energy generation and water supply to the efficient use of natural resources and reduced emissions from other sources. Our goal is to help mitigate climate change globally. All investments made by VICC should also seek to increase inclusion across portfolio companies. Furthermore, VICC is Article 9 compliant under European SFDR. Furthermore, VICC is guided by the IFC (International Finance Corporation) Performance Standards, ensuring that environmental, social, and governance practices are consistently incorporated and thereby mitigating, preventing, and/or compensating for any resulting impacts.

VICC has implemented a climate and ESG integration framework applied throughout the investment cycle, including (i) screening against an exclusion list and internal taxonomy, (ii) ESG risk categorization, (iii) climate impact and climate risk assessment, and (iv) pre-investment ESG and climate due diligence supported by project-specific Environmental and Social Action Plans (ESAPs) and defined key performance indicators (KPIs) for ongoing monitoring. ESG oversight is supported by a dedicated Environmental & Social (E&S) Officer within the investment team, responsible for monitoring compliance with the Fund’s ESG standards and relevant international frameworks and for engaging with portfolio companies and key contractors. In 2024, VICC completed its first two investments in solar PV projects (Parvus and Romulo) and established Mira Energia as the operating platform to build, manage and operate the assets. In 2025, Mira Energia concluded construction across key plants and advanced the transition to operations, with multiple sites entering operation during the year; certain mechanically completed plants were still awaiting final connection to the distribution network by the local power distribution company (grid connection activities outside Mira’s direct control). The complexity of infrastructure investments demands a robust due diligence regarding operational, financial and ESG aspects. Our funds have a strong governance policy, especially those related to government-controlled assets. The water and sewage sector is a key sector for sustainable investments in Brazil. Our VIAS fund, part of our water and sewage strategy, aims to promote sustainable development through strategic investments that prioritize the water and basic sanitation sector. It operates with international best practices and the United Nations Principles for Responsible Investment maintaining a rigorous exclusion list. Its initiatives target operational efficiency, environmental impact mitigation and enhancing the quality of life for the communities. Rio+ Saneamento, a portfolio company in which 97% of the VIAS’ assets are allocated, has a positive impact on approximately 2.6 million people, maintaining water quality indices at 100% and sewage at 97%, according to the Brazilian Water Quality Index (Índice de Qualidade das Águas) and Sewage Treatment Plant Operational Quality Index (Índice de Qualidade de Operação de Estações de Tratamento de Esgoto), respectively. Additionally, Vias promotes environmental education and professional training initiatives, which bolsters its commitment to sustainable development.

Finally, in 2024, the Sustainable Regional Infrastructure Development Fund (Fundo de Desenvolvimento da Infraestrutura Regional Sustentável), or the FDIRS, was launched in partnership with the Brazilian government. This fund aims to foster sustainable development in Brazil through the structuring of new public-private partnerships and concessions. Priority sectors of operation include water supply and sanitation, urban infrastructure and transportation, education and health, irrigation, and the preservation of parks and forests. The fund’s investment strategy aligns with our sustainability criteria, with a focus on projects that promote sustainable and responsible practices and prioritize the underdeveloped north, northeast and mid-west regions of Brazil. In 2025, the fund entered into its first contracts to support the public sector in structuring concession and PPP projects in Brazil. The fund began feasibility and structuring studies for an irrigation concession in northern Minas Gerais, aimed at addressing water scarcity and supporting agricultural development in the region. The fund also executed a contract to structure a new water and sanitation concession in the State of Rio Grande do Sul, with the objective of supporting the universalization of water and wastewater services across 176 municipalities. In August 2025, the Brazilian government approved an FDIRS guarantee framework for concession and PPP projects, an important milestone that may support the development of additional projects across the country.

Real estate

Our listed REITs faced a challenging environment over the last two years and showed resilience due to our strong competitive position in the market and the team’s extensive track record. Robust governance in the funds’ investment and monitoring process was a key factor to navigate a difficult market environment. In 2023, our listed REITs faced a challenging start with limited capital-raising opportunities. However, following the onset of the easing cycle, we began to see new issuances, particularly in the shopping center market, where we successfully raised R$1.2 billion in the fourth quarter of 2023. In 2024, we expanded our operations into the residential segment, raising R$71 million for our Vinci Oportunidade Residencial FII fund, which will acquire two plots of land with defined partners for the projects. Additionally, some of the Vinci Compass real estate properties have LEED certification, which reflects our commitment to green practices in our portfolio.

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

We believe the Lacan IV fund voluntarily aligns its practices with Article 9 of the SFDR. As a result, this fund undergoes extensive due diligence procedures, including the analysis of potential interference with protected areas due to historical or architectural value, the identification of important areas for biodiversity conservation, and the assessment of areas exposed to extreme environmental or geological events, such as landslides and fires. We maintain a comprehensive initiative that serves as an umbrella for our social and environmental projects, based on the themes established in our ESG Framework. These themes include Climate Change, Biodiversity, Education and Employment, Ethics and Compliance, and Data Transparency. In 2024, based on the IFC Performance Standards and with the support of ERM consultancy, Lacan formalized its Environmental and Social Management System (ESMS). The Lacan IV fund is classified as a “Sustainable Investment” under the terms of ANBIMA’s Rules and Procedures Anbima, and aims to invest in wood production projects through responsibly managed forests with internationally recognized forest management certification, aimed at maintaining and promoting environmental and social values, and with a financial return. The fund’s second sustainable objective is to conserve and improve biodiversity through the protection and ecological restoration of terrestrial ecosystems

Credit

Our Credit segment also has a group of funds dedicated to finance infrastructure projects and companies, such as our VES and Vinci Credit Infra funds. These funds have a series of sustainability guidelines, such as a veto on investments in fossil fuels and compliance with social, labor and environmental rules and regulations. VES was funded by the BNDES and other relevant Brazilian institutional investors and was the first Brazilian fund to receive the ESG “European Standard” label. VES closed its investment period ahead of schedule, which reflects our team’s ability to manage this kind of asset. Since 2021, VES has annually renewed its ESG Certification Nint, an ERM Group company.

In 2025, an ESG score system for credit evaluation was implemented, based on approximately 140 criteria, which are organized into three macro factors: Governance, Environment, and Social Responsibility. The evaluation encompasses a range of key subgroups, including control structure, reputation, history, alignment and independence, corporate sustainability, internal controls, quality of financial reports, climate change management, energy management, waste generation, inclusion, work quality, and adherence to international treaties. The relative weights of these criteria are adjusted through an impact matrix, according to the relevance of the risk for each sector analyzed.

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

Equities

Our Equities segment also has an important role regarding sustainability practices. Our investment team started using the same ESG score system used for credit evaluation, which, in the case of our Equities segment, could be used for selected mandates and for the evaluation of potential impacts and could lead to divestment from assets that do not fit the targeted profile. The team also focuses on investments that could lead to significant governance impacts, and partners with other groups in voting at shareholder meetings.

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

Fundraising

We have a well-established and far-reaching client relations team with deep knowledge of the alternative investment market. As of the date of this annual report, this team is composed of 83 relationship managers across nine countries: 25 in Brazil, 20 in Chile, 11 in Mexico, 10 in the United States, nine in Argentina/Uruguay, seven in Peru/Colombia, and one in the United Kingdom. These professionals are organized into three primary distribution channels and cover more than 3,000 LPs: (1) institutional, (2) HNWIs and (3) intermediaries. This structure enables us to offer highly tailored solutions, deepen client relationships, and foster long-term partnerships with a diverse and global investor base. Each relationship manager provides clients with personalized service and comprehensive access to our full product offering.

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

•

High-Net Worth Individuals: This client division covers HNWIs and single-family offices, which we consider to be clients that have the potential to invest at least US$1.0 million (or approximately R$5.5 million as of December 31, 2025). Our professionals are mainly located in Miami, Chile, Mexico, Uruguay and Brazil.

•

Intermediaries: This client division covers banks (private, mass affluent and retail sectors), multi-family offices or MFOs, wealth management firms, and multiple distribution platforms such as XP, Insigneo, and BTG Digital. This division is responsible for the distribution of all Vinci Compass products, both liquid and illiquid, including private equity. Our professionals serving this channel are located in Brazil, Chile, Mexico, Miami, Peru, Colombia, Argentina, and Uruguay.

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

Training & Development

Our training and development programs are promoted by our People & Governance team and are focused on training our team, leaders and individuals, encouraging self-development, the exchange of expertise among professionals from different areas, the dissemination of culture and integration of personnel.

•

Inside Vinci Compass (“Por dentro da Vinci”) – This program aims to further integrate our operations team with the business strategies through lectures, which are held periodically by our senior team and which present their professional trajectory, the dynamics and objectives of their strategies and their products.

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

•

Vinci Compass Learning – This structured program takes place periodically throughout the year in our Brazil offices, is taught by senior people and is open to all areas of the Company. Since its creation, the goal of this program is to increase the framework and technical knowledge of all participants.

•

Coaching – This structured development process allows the self-reflection of professionals by stimulating the development of important skills for career ascension within Vinci Compass. For the past three years, this program has been supporting us in accelerating the career of women at Vinci Compass.

Talent Attraction

Vinci Compass, through the partnership of our People & Governance department with our business segments, has been promoting actions with financial leagues and student entities focused on the financial market since 2017, with the objective of contributing to the training of these students and increasingly bringing the Company closer to universities. The initiatives disseminate the culture and strength of the Vinci Compass brand and are a channel of attractiveness of young talent to the company.

•

Mentoring – Our professionals guide groups of students with an interest in getting to know and specializing in the financial industry. In 2025, we had two groups of mentors and case studies across our different business strategies.

•

Lectures and Sponsorship – We participate in events organized by the universities where our staff share their professional trajectory and the dynamics and objectives of their areas. In 2025, we sponsored the PUC-Rio Finance Week, the Meet and Market fair at USP, and the Finance Talk at USP, and gave more than 20 lectures. In addition, we welcomed visits from international universities, such as the University of Houston and the University of Florida, whose students had the opportunity to visit our office and attend a macroeconomics lecture led by one of our partners.

•

Summer Program – In 2025, we continued our summer program, which is focused on university students interested in the financial markets. The program has two classes: one for Brazilian students from universities in Rio de Janeiro, São Paulo and other cities, which takes place in January (the Brazilian summer), and one for students from Northern Hemisphere schools (mostly in Europe and in the United States), which takes place in July.

Compensation and Retention

Vinci Compass seeks to retain talent by paying a competitive total compensation and providing a leading organizational environment, with meritocracy as a focus not only at the individual level, but also at the team level. In addition, in order to retain our leading talents, we encourage an owner’s attitude from our team to sustain their motivation to seek optimal results, in addition to providing the aforementioned trainings. The main mission of the People & Governance area is to attract, retain and develop professionals capable of ensuring the sustainable growth of the Company and perpetuity of the business, always aligned with the purpose of Vinci Compass, and disseminate our organizational culture.

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

Other than managed funds, Vinci Compass also has the Third-Party Distribution business, with its largest market being Chile. The Chilean third-party fund distribution market is highly competitive. International investment firms hire local placement and marketing agents to help them offer global investment solutions locally. Vinci Compass has established itself as one of the leading firms in this business, leveraging its extensive product range, deep client relationships, and unmatched distribution capabilities. The firm’s scale, expertise, and longstanding partnerships with top-tier global asset managers set it apart from other players in the market. As of December 31, 2025, Vinci Compass held 20.3% of total investments made by Chilean Pension Funds in offshore mutual funds excluding money market instruments, according to Chile’s Superintendency of Pensions (Superintendencia de Pensiones).

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

Private Equity

Vinci Compass considers itself a pioneer in Brazilian private equity and we believe we are the only purely Brazilian private equity firm that has always been independent. Since 2004, our flagship Vinci Capital Partners funds have invested R$7.0 billion across 27 investments in Brazil, as of December 31, 2025. Moreover, while many other Brazil-focused funds (such as Warburg and Advent) are affiliated with larger, global managers, Vinci Compass continues to remain independent, with an internally trained team, and whose members have begun and developed their investment careers in Brazil. Given Vinci Compass’ history and presence in Brazil as one of the longest-tenured local private equity firms, Vinci Compass believes it has a distinct competitive advantage against both local and global players. Moreover, for the most part, the strategies employed by these other funds generally do not compete directly with Vinci Compass’ control-oriented, operationally intensive strategy.

Vinci Compass’ sourcing methodology focuses on acquiring businesses or making investments outside of structured auction processes, so in many cases Vinci Compass will not encounter competition during the sourcing phase. Vinci Compass believes that its proprietary sourcing strategy allows us to negotiate more favorable investment terms and downside protections to help generate more attractive returns. Notably, as of December 31, 2025, Vinci Compass sourced 17 of the 27 previous investments on an exclusive basis.

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

Real estate

Vinci Compass is a relevant listed REIT manager in Brazil based on ANBIMA data. The largest REIT manager in Brazil is BTG. BTG asset management is controlled by Banco BTG Pactual, one of the largest private banks in Brazil and benefits from the bank´s extensive retail distribution. BTG is followed by Kinea and XP, all of them relying on powerful in-house retail distribution capabilities that enhance their access to capital. Notably, for some of the other players, their total AUM figure factors in the amount they have under management as the fund administrator of passively managed REITs.

Due to the rapid growth of the REIT industry in recent years, a significant number of new players have come to the market, increasing competition. Notwithstanding, the largest and most established players have a significant competitive advantage competing for capital which was reflected in the market share of these players and the amounts raised by them in 2025. In challenging market environments, as we faced in 2024 and 2025, we believe that Vinci Compass’ track record and expertise set ourselves apart from competition.

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

Retirement Services

Since 2022, we have been working on the development of our new retirement services business to seize the extensive opportunity that we believe we encountered in Brazil. The addressable retirement services market is sizeable, with more than R$1.8 trillion in AUM and double-digit growth in recent years, according to the Brazilian Federation of Private Pension and Life Insurance (Federação Nacional de Previdência Privada e Vida), or FenaPrevi, March 2026 report. While liquid markets have struggled with outflows, open-ended pension plans posted another year of inflows, according to ANBIMA.

Looking at our competition, the majority of the retirement services industry is controlled by traditional banks, according to FenaPrevi. This bears a direct relationship with one of Vinci Compass’ growth opportunities: the decentralization of capital from traditional banks. This is seen in recent pension plan portability numbers, as we are seeing a significant number of flows from traditional banks to independent insurers, according to SUSEP.

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

CVM Resolution No. 175 brought about structural changes to the Brazilian investment funds’ industry. This resolution introduced various rules that align Brazilian regulations with international standards, promoting greater alignment and transparency. However, it also imposed additional duties on asset managers, such as Vinci Compass, requiring greater diligence and compliance with the newly established regulatory standards.

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

Relationships with other Regulated Entities

The Regulated Entities provide a range of portfolio management services to the funds under our management, as described above. To provide such services, the Regulated Entities engage with local representatives and custodians to register and effect foreign investments in Brazil under Joint Resolution no. 13/2024, issued by the Brazilian Central Bank and the CVM. The Joint Resolution n. 13 Representatives and Custodians are entities regulated by the CVM and the Brazilian Central Bank, and are subject to their AML/CFT rules, in addition to other rules on custody and representation applicable to nonresident investments in Brazil.

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

Licensing Requirements in Argentina

INVESTIS is licensed by CNV as a Collective Investment Fund Management Agent (Agente de Administración de Productos de Inversión Colectiva) under registration No. 22. Additionally, it is authorized under local regulations to engage in activities permitted for Global Investment Management Agents (Agentes de Administración Global de Inversiones). Under Argentine mutual fund regulations, all SGs are automatically authorized to sale the FCIs they managed, if they decide to do so. As of December 2025, INVESTIS manages, sale and distributes 29 open-end mutual funds and provides investment advisory services to a limited number of institutional clients.

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

Main Regulatory Bodies in Argentina

•

CNV: The CNV is the primary regulatory authority overseeing Argentina’s capital markets. Established under Law No. 26,831 (amended by Law No. 27,740), the CNV is an autonomous agency under the Ministry of Economy and tasked with ensuring market transparency, investor protection, and systemic stability. The CNV exercises broad rulemaking, enforcement, and supervisory powers, including the licensing and registration of SGs, approval of new investment products such as FCIs, ongoing supervision of market participants’ compliance, and enforcement actions to uphold regulatory integrity. While the CNV has significant interpretive and enforcement authority, its decisions remain subject to administrative and judicial review.

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

•

Inspección General de Justicia, or IGJ: As corporations (sociedades anónimas) domiciled in Buenos Aires, INVESTIS and CGAR are subject to the IGJ, the regulatory body overseeing corporate compliance under the General Corporations Law (Law No. 19.550 and amendments, or the LGS). The IGJ, an autonomous agency under the Ministry of Justice, ensures compliance with incorporation, governance, and reporting requirements. Under article 299 of the LGS, both entities are classified as “subject to ongoing state oversight” (fiscalización estatal permanente). Additionally, in compliance with IGJ Rule No. 15/2024, foreign shareholders of Argentine corporations are registered as foreign entities with the IGJ and must fulfill the reporting obligations imposed by the regulator.

•

Other regulators: INVESTIS is also subject to the regulation of the Agency for Access to Public Information (Agencia de Acceso a la Information Pública), the federal regulatory body on personal data and privacy protection.

Anti-Money Laundering, Counterterrorism and Weapons of Mass Destruction Proliferation Financing Regulations in Argentina

Being an FATF member, Argentine AML/CFT/FP laws and regulations follow international standards, the main legal framework being Law 25,246 and amendments on AML/CFT/FP, and UIF Resolution No. 78/2023 for capital markets participants. INVESTIS has implemented a comprehensive AML/CFT/FP compliance framework, which requires obligated entities to establish a Risk-Based AML/CFT/FP Management System aligned with their risk exposure, business model, and transaction profile. A key component of this system is the Self-Assessment of LA/FT/FP risks, which must evaluate, at a minimum, clients, products, distribution channels, and geographical exposure.

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

•

AML/CFT/FP: Under Chapter IV of Law No. 25,246, the UIF has the authority to impose administrative sanctions (subject to judicial review) following an investigation and due process, including: (i) monetary fines; (ii) temporary suspension; and (iii) deregistration of the entity. Law No. 27,739 updated the monetary penalties, expanding both the range and amounts of sanctions for non-compliance, replacing the fixed amount system with a scheme based on adjustable monetary units.

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

Regulatory Matters in Chile

Overview

Vinci Compass Chile S.A. Administradora General de Fondos is registered in Chile as an investment fund management company (administradora general de fondos), or an AGF, subject to Chilean Law No. 20,712 (the Chilean Funds Law, or the LUF), and to Law No. 18,045, the Chilean Securities Market Law, and Law No. 18,046, the Chilean Corporations Law. It is subject to the oversight and control of the Financial Market Commission (Comisión para el Mercado Financiero), or the CMF, as well as the Financial Analysis Unit (Unidad de Análisis Financiero), or the UAF. In accordance with the LUF, it is also authorized to operate as a portfolio manager and to conduct other activities expressly authorized by the CMF. Furthermore, the AGF is authorized to act in the distribution of shares of investment funds, pursuant to the LUF.

Vinci Compass Asesores de Inversión SpA is registered in Chile as a portfolio manager (administrador de cartera) and subject to the LUF and Chilean Corporations Law. It is also subject to the oversight and control of the CMF.

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

Compass is a member of the Mexican Association of Securities Institutions (Asociación Mexicana de Instituciones Bursátiles, A.C.), or the AMIB, which is a self-regulatory organization whose members are asset managers and brokerage houses in Mexico.

Compass is authorized to manage investment funds, either fixed income or equity funds and offers distribution services, as well as advisory investment services, either in a discretionary or non-discretionary manner.

Laws and Regulations Applicable to Asset Management in Mexico

The Mexican Investment Funds Law (Ley de Fondos de Inversión) regulates managing and distribution services of the funds, and also the advisory services to third parties. Complementary regulations to the Investment Funds Law to which Compass must comply are the Investment Funds Regulations (Circular Única de Fondos de Inversión), or the CUFI, and the Investment Services Regulations (Disposiciones de Carácter General Aplicables a las Entidades Financieras y Demás Personas que Proporcionen Servicios de Inversión). Compass and its managed mutual funds are also subject to the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros), or the CONDUSEF, which function is to comply with transparency obligations to the users of financial services. Compass is also subject to AML and CFT regulations, in accordance with article 91 of the Investments Funds Law and mutual funds AML rules.

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

Main Regulators in Mexico

The main regulatory authority overseeing Compass and its 16 managed mutual funds is the CNBV. Additionally, for transparency purposes, the CONDUSEF requires Compass Mexico and its managed funds to submit reporting information on a monthly and quarterly basis.

Punitive Sanctions in Mexico

Noncompliance by Compass with the Investment Funds Law or its related regulations may result in monetary fines. Compass Mexico is also subject to AML/CFT requirements under the applicable AML/CFT regulations, which establish specific procedures and guidelines.

Regulatory Matters in Peru

Laws and Regulations Applicable to Asset Management in Peru

Our subsidiary in Peru, Vinci Compass SAF S.A., is authorized by the Securities Market Superintendency (Superintendencia del Mercado de Valores), or the SMV, to manage mutual funds and investment funds. Likewise, the SMV exercises supervision over Vinci Compass SAF S.A. and over the managed funds that have been placed through public offering.

Fund Management Regulations in Peru

In Peru, investment funds, mutual funds, and their management companies—such as Vinci Compass SAF S.A.—are subject to several regulations, including: (i) the Law on Investment Funds and their Management Companies (Ley de Fondos de Inversión y sus Sociedades Administradoras), approved by Legislative Decree No. 862 and its amending regulations; (ii) the Regulations on Investment Funds and their Management Companies (Reglamento de Fondos de Inversión y sus Sociedades Administradoras), approved by SMV Resolution No. 029-2014-SMV-01 and its amendments; (iii) the Securities Market Law (Ley del Mercado de Valores), which regulates matters relating to mutual funds, approved by Legislative Decree No. 861 and its amendments; and (iv) the Regulations on Mutual Funds and their Management Companies (Reglamento de Fondos Mutuos de Inversión en Valores y sus Sociedades Administradoras), approved by Resolution No. 068-2010-EF/94.01.1 of the former Peruvian securities and corporate regulator (the Comisión Nacional Supervisora de Empresas y Valores) and its amendments. These rules regulate the constitution, organization, operation and supervision of the funds and their management companies. Their main purpose is to establish the regulatory framework for the management of funds.

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

Regulatory Matters in Uruguay

Overview

Compass Group Global Advisors SA, or CGGA, has been authorized to operate as a portfolio manager (and previously operated as an investor advisor) since March 24, 2022, by the Superintendence of Financial Services (Superintendencia de Servicios Financieros), or the SFS of the Central Bank of Uruguay (Banco Central del Uruguay), or the CBU, under identification number 7088.

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

•

Guarantees and deposits: a guarantee in favor of the CBU for an amount not less than UI 500,000 (or approximately US$82,269) must be granted by portfolio managers for any obligations that may be assumed before the CBU or with third parties. Moreover, an additional guarantee may be requested the RNMV if the assets under management exceed certain amount.

In addition, portfolio managers shall establish a demand deposit in the CBU, denominated for an amount of not less than UI 50,000 (or approximately US$8,227).

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

Each of Vinci Partners USA LLC, Compass Group LLC, and Compass Group Investments Solutions LLC is registered under the U.S. Investment Advisers Act of 1940, as amended, or the Advisers Act, as an investment adviser with the SEC. Investment advisers registered with the SEC are subject to the requirements and regulations of the Advisers Act. Such requirements and regulations include, among other things, fiduciary duties to advisory clients, compliance program obligations, regulatory reporting requirements, disclosure obligations, advertising rules, mandated safeguards for protecting client funds and securities, limitations on agency cross and principal transactions between an adviser and its advisory clients, restrictions on advisory contract assignments, privacy protection regulations, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions.

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

As of December 31, 2025, we had a total of 65,422,098 common shares issued and outstanding. Of these shares, 50,955,859 were Class A common shares and 14,466,239 were Class B common shares, all such Class B common shares being beneficially owned by Gilberto Sayão da Silva. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding and 5,452,313 Class A common shares that were held in treasury. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

The following chart shows our simplified corporate structure as of December 31, 2025:

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

As of December 31, 2025, we owned a number of trademarks and domains in Brazil and in other Latin America countries. In Brazil, title to a trademark is only acquired once a valid registration is issued by the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or the INPI). The holder of a valid trademark registration has the right to its exclusive use throughout Brazil for an initial term of 10 years, renewable for additional and successive 10-year terms. During the registration process, the applicant requesting the trademark registration has only an expectation of the exclusive right to use the trademark to identify its products or services. We own a number of trademarks including “Vinci Partners,” “Vinci Partners Investments,” and other valuable trademarks and designs covering various brands, products, programs and services, including “Vinci” and “Value from the Core.” We also own a number of domain names registered in Brazil, “vincishopping.com.br,” “vilg11.com.br,” “vincienergia.com.br,” “vincioffices.com.br,” “vincionline.com.br,” “vinciplataforma.com.br,” “vino11.com.br,” “visc11.com.br,” “vinciplataforma.com.br,” and abroad such as “vincicompass.com,” “vincifundoslistados.com,” “vincicreditoinfrainstitucional.com,” “vinciwebservices.com,” “vincipartners.com,” “vifi11.com,” “vilg11.com,” “vincifii.com,” “vincilogistica.com,” “vincioffices.com,” “visc11.com,” “vincionline.com,” and “vino11.com,” which all are currently in use.

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

Properties

Our global headquarters is in Rio de Janeiro, and we also have regional headquarters in Santiago and New York. Our headquarters are comprised of certain leased real properties of approximately 31,194 square feet in Rio de Janeiro, 21,140 square feet in Santiago and 7,613 square feet in New York. We also have offices in Buenos Aires, Bogotá, Lima, Mexico City, Miami, Montevideo, Recife, Ribeirão Preto and São Paulo, and believe our facilities are sufficient for our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

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

Overview

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from 12 offices in Latin America and the United States, our expertise spans across the following segments: Global Investment Products & Solutions, Credit, Private Equity, Equities, Real Assets, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. Our 594 full-time employees as of December 31, 2025 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. As of December 31, 2025, Vinci Compass had R$354.1 billion in assets under management and advisory.

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

Non-GAAP Financial Measures and Reconciliations

This annual report presents our FRE, FRE Margin, PRE, PRE Margin, IRE, Distributable Earnings, Distributable Earnings Margin, Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year and Adjusted Profit Margin for the year (each as explained in the footnotes to the table below), which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS Accounting Standards, for the convenience of investors. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

	For the Year Ended December 31
	2025	2025	2024	2023

	(US$)(1)	(R$)
	(in thousands)
Operating profit	45,793	251,969	188,804	202,156
(-) Net revenue from realized performance fees	(6,618)	(36,417)	(50,125)	(22,296)
(-) Net revenue from unrealized performance fees	1,583	8,711	12,937	1,042
(+) Share-based payments	5,436	29,912	22,479	14,967
(+) Compensation allocated in relation to performance fees	2,676	14,724	15,348	10,640
(+) Expenses relating to acquisitions and business combinations	1,069	5,883	56,562	1,924
(+) Amortization of fund management contracts	2,471	13,599	2,392	—
FRE(2)	52,410	288,381	248,397	208,433
Operating profit margin(2)	25.8%	25.8%	31.4%	44.5%
FRE Margin(2)	30.4%	30.4%	44.1%	48.1%
Operating profit	45,793	251,969	188,804	202,156
(-) Net revenue from management fees	(147,639)	(812,367)	(487,533)	(393,367)
(-) Net revenue from advisory services	(16,702)	(91,901)	(68,134)	(39,799)
(-) Net revenue from other revenues	(8,256)	(45,429)	(7,924)	—

	For the Year Ended December 31
	2025	2025	2024	2023

	(US$)(1)	(R$)
	(in thousands)
(+) Personnel and profit-sharing	76,135	418,923	234,066	180,467
(+) Other general and administrative expenses	55,705	306,511	177,909	71,797
(-) Compensation allocated in relation to performance fees	(2,676)	(14,724)	(15,348)	(10,640)
PRE(3)	2,360	12,983	21,840	10,614
PRE Margin(3)	46.9%	46.9%	58.7%	49.9%
Finance profit/(loss), net	2,023	11,132	(25,354)	67,229
(-) Financial revenue through amortized cost	(189)	(1,038)	(19,213)	(4,571)
(-) Foreign currency variation income	(1,894)	(10,419)	—	(742)
(-) Financial revenue on sublease agreements	(22)	(121)	(538)	(700)
(-) Contingent consideration variation	5,863	32,258	19,915	15,872
(-) Other finance income	(987)	(5,432)	(2,798)	(1,271)
(-) Financial expense on lease agreements	2,793	15,369	8,295	9,809
(-) Interest expense on loans and financing	11,043	60,763	61,784	23,654
(-) Bank fees	114	628	151	141
(-) Interest and arrears	1	3	3	—
(-) Fines on taxes	0	1	3	1
(-) Foreign currency variation expense	—	—	20,807	775
(-) Interest on taxes	—	—	85	79
(-) Other financial expenses	4,585	25,227	1,182	87
(-) Financial income	(11,473)	(63,129)	(49,269)	(84,345)
IRE(4)	11,857	65,242	15,053	26,018
Profit for the year	39,854	219,294	115,973	219,459
(-) Net revenue from unrealized performance fees	1,583	8,711	12,937	1,042
(+) Income tax from unrealized performance fees	(182)	(1,004)	(377)	(120)
(+) Compensation allocated in relation to unrealized performance fees	(560)	(3,083)	(1,159)	(369)
(+) Equity gain or loss	194	1,067	1,500	—
(-) Unrealized gain (loss) from investment income	(6,713)	(36,937)	10,382	(6,808)
(+) Income taxes on unrealized gain (loss) from investment income	(275)	(1,514)	(397)	175
(+) Share-based payments	4,953	27,251	20,136	13,601
(-) Income taxes on share-based payments	(121)	(668)	(914)	(561)
(+) Depreciation and amortization	4,746	26,116	11,064	7,310
(-) Contingent consideration variation	5,863	32,258	19,915	15,872
(+) Income taxes on contingent consideration variation	(1,253)	(6,894)	(5,203)	(5,396)
(+) Dividends received	887	4,882	—	—
(+) OCI adjustment	3,716	20,449	—	—
(-) Minority interests	(494)	(2,720)	—	—
Distributable Earnings(5)	52,197	287,209	183,857	244,205
Distributable Earnings Margin(5)	26.7%	26.7%	27.0%	43.7%

	For the Year Ended December 31
	2025	2025	2024	2023

	(US$)(1)	(R$)
	(in thousands)
Distributable Earnings(5)	52,197	287,209	183,857	244,205
(+) Expenses relating to acquisitions and business combinations	1,069	5,883	56,562	1,924
(-) Income tax of expenses relating to acquisitions and business combination	(118)	(646)	(1,363)	(293)
Adjusted Distributable Earnings(6)	53,148	292,445	239,056	245,836
Adjusted Distributable Earnings Margin(6)	27.1%	27.1%	35.1%	44.0%
Profit for the year	39,854	219,294	115,973	219,459
(+) Expenses relating to acquisitions and business combinations	1,069	5,883	56,562	1,924
(-) Income tax of expenses relating to acquisitions and business combination	(118)	(646)	(1,363)	(293)
(-) Contingent consideration variation	5,863	32,258	19,915	15,872
(+) Income taxes on contingent consideration variation	(1,253)	(6,894)	(5,203)	(5,396)
(+) OCI adjustment	3,716	20,449	—	—
Adjusted Profit for the year(7)	49,132	270,344	185,884	231,566
Profit margin for the year(7)	22.4%	22.4%	19.3%	48.3%
Adjusted Profit Margin for the year(7)	27.7%	27.7%	30.9%	51.0%

(1)

For convenience purposes only, amounts in reais as of December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)

We calculate FRE as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024). Operating profit margin is calculated as operating profit divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and net revenue from other revenues. FRE Margin is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues.

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

(4)

IRE is a measure that reflects the economics associated with realized and unrealized capital gains from our proprietary capital invested alongside clients, through GP commitments in our managed funds, which we believe can create meaningful value over the long term, although the timing and magnitude of such value realization may vary materially depending on investment performance, market conditions and realization cycles. We calculate IRE as finance profit/(loss), net less (a) financial revenue through amortized cost, less (b)

foreign currency variation income, less (c) financial revenue on sublease agreements, less (d) contingent consideration variation, less (e) other finance income, less (f) financial expense on lease agreements, less (g) interest expense on loans and financing, less (h) bank fees, less (i) interest and arrears, less (j) fines on taxes, less (k) foreign currency variation expense, less (l) interest on taxes, less (m) other financial expenses and less (m) financial income.

(5)

Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, plus (d) equity gain or loss on investments accounted for using the equity method less (e) unrealized gain (loss) from investment income, plus (f) income taxes on unrealized gain (loss) from investment income, plus (g) share-based payments, less (h) income taxes on share-based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration variation, plus (k) income taxes on contingent consideration variation, plus (l) dividends received, plus (m) OCI adjustment, less (n) minority interests. Distributable Earnings Margin is calculated as Distributable Earnings divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

(6)

Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization, less income tax related to those realized expenses. Adjusted Distributable Earnings Margin is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues, and realized gain from investment income.

(7)

We calculate Adjusted Profit for the year as profit for the year plus (a) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization, less (b) income tax related to those realized expenses, less (c) contingent consideration variation), plus (d) income tax related to contingent consideration variation, plus (e) OCI adjustment. Profit margin for the year is calculated as profit for the year divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and net revenue from other revenues. Adjusted Profit Margin for the year is calculated as Adjusted Profit for the year divided by the sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services and net revenue from other revenues.

Key Business Metrics

	For the Year Ended December 31,
	2025	2024

	(in R$ thousands, except as otherwise noted)
Gross revenue from services rendered	1,013,703	635,483
Net revenue from services rendered	977,403	600,779
FRE(1)	288,381	248,397
FRE Margin (%)(1)	30.4%	44.1%
PRE(1)	12,983	21,840
PRE Margin (%)(1)	46.9%	58.7%
IRE(1)	65,242	15,053
Distributable Earnings(1)	287,209	183,857
Distributable Earnings Margin (%)(1)	26.7%	27.0%
Profit for the year	219,294	115,973
Net profit margin for the year (%)	22.4%	19.3%
Adjusted Distributable Earnings(1)	292,445	239,056
Adjusted Distributable Earnings Margin (%)(1)	27.1%	35.1%
Adjusted Profit for the year(1)	270,344	185,884
Adjusted Profit Margin for the year(1)	27.7%	30.9%

(1)

FRE, FRE Margin, PRE, PRE Margin, IRE, Distributable Earnings, Distributable Earnings Margin, Adjusted Distributable Earnings, Adjusted Distributable Earnings Margin, Adjusted Profit for the year and Adjusted Profit Margin for the year are non-GAAP financial measures that we present for the convenience of investors. See “—Non-GAAP Financial Measures and Reconciliations” for a reconciliation of these measures to their nearest IFRS Accounting Standards measure and “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures” for further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures.

Our net revenue from services rendered is composed of: (1) net revenue from management fees; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; (4) net revenue from advisory services; and (5) net revenue from other revenues. Net revenue from management fees remains the main component of our net revenues, amounting to 83.1% of total net revenue from services rendered for the year ended December 31, 2025.

Net revenue from services rendered for the year ended December 31, 2025 totaled R$977.4 million, a 63% increase from R$600.8 million for the year ended December 31, 2024. This increase was primarily driven by higher net revenue from management fees, which increased by R$324.8 million, mainly reflecting the full-year contribution from the business combination with Compass and the acquisitions of MAV, Lacan and Verde, as well as organic growth across several strategies, particularly in the Credit and Global IP&S segments. These increases were partially offset by lower management fees in the Private Equity segment due to lower catch-up fees in 2025 compared to 2024, as well as lower performance and advisory fees during the period, while other revenues increased primarily reflecting the full-year contribution of Compass’ Advisory and Execution and Fund Services businesses.

Our Adjusted Distributable Earnings for the year ended December 31, 2025 was R$292.4 million, an increase of R$53.3 million, or 22%, compared to our Adjusted Distributable Earnings of R$239.1 million for the year ended December 31, 2024. Our Adjusted Distributable Earnings Margin for the year ended December 31, 2025 was 27%, a decrease of eight percentage points compared to our Adjusted Distributable Earnings Margin of 35% for the year ended December 31, 2024.

Adjusted Profit for the year ended December 31, 2025 was R$270.3 million, an increase of R$84.4 million, or 45%, compared to our Adjusted Profit of R$185.9 million for the year ended December 31, 2024.

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

Macroeconomic Environment

Our business is impacted by overall market activity and, in particular, market flows, trading prices and trading volume. While we are exposed to certain levels of market volatility, this impact is mitigated by the composition of our investor base. As of December 31, 2025, 62% of our AUM is sourced from institutional investors, whose investment horizons are generally long-term and less reactive to short-term market fluctuations.

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

Brazil is the largest economy in Latin America as measured by gross domestic product (GDP). Over the last several years, Brazil has experienced varying levels of economic growth, inflation, interest rates and exchange-rate volatility. For the year ended December 31, 2023, Brazil’s real GDP grew by 2.9%, followed by growth of 3.4% in 2024, with real GDP growth for the year ended December 31, 2025 expected to be close to 2.5%. Consumer price inflation, as measured by the IPCA index calculated by IBGE, amounted to 4.6% in 2023 and 4.8% in 2024, with inflation dropping to 4.3% in 2025. The CDI rate, which reflects the average interbank overnight rate in Brazil, declined from an annual average of 13.2% in 2023 to 10.9% in 2024 and averaged 14.3% during 2025. Brazil’s exchange rate also showed significant volatility during the period. The Brazilian real depreciated against the U.S. dollar from an end-of-period rate of R$4.86 per US$1.00 in 2023 to R$6.19 per US$1.00 at the end of 2024. On the last business day of 2025, the exchange rate closed at R$5.50 per US$1.00.

The Brazilian basic interest rate, known as the SELIC Rate, declined sharply during Covid from a nominal rate of 14.25% per year to as low as 2.0% per year by March 2021. However, as global economic activity recovered and disruptions in global supply chains, together with rising commodity prices, led to a broad-based increase in inflation worldwide and in Brazil in particular, the Brazilian Central Bank began tightening monetary policy. In response, the SELIC Rate was raised repeatedly, reaching 13.75% as of December 31, 2022, in an effort to contain inflation, which, as measured by the IPCA, amounted to 4.62% for the year ended December 31, 2023. Beginning in August 2023, the Brazilian Central Bank initiated a cycle of interest rate cuts as inflationary pressures eased, reducing the SELIC Rate to 10.50% by May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns associated with persistent budget deficits and increased government spending—led the Central Bank to reverse course and resume monetary tightening in September 2024. As a result, the SELIC Rate increased to 12.25% by December 2024 and reached 15% by December 2025. As of the date of this annual report, the SELIC Rate remains at 15% per annum, reflecting the challenges faced by policymakers in controlling inflation amid a strong economy, historically low unemployment levels and ongoing fiscal imbalances that require tighter monetary policy to preserve macroeconomic stability.

Market expectations compiled by the Brazilian Central Bank in its Focus survey, released in early 2026, indicate that market participants expect the current restrictive monetary stance to be gradually unwound during 2026. According to the Focus survey, the SELIC Rate is expected to decline over the course of 2026, reaching levels around 12.0% by the end of the year, reflecting expectations of easing inflationary pressures and a gradual normalization of monetary policy, subject to the evolution of fiscal conditions and inflation dynamics.

Inflation directly affects our cost structure, particularly with respect to contracts with certain suppliers. Telecommunications operators typically index their prices to the IPCA, while data processing service providers adjust labor costs in line with inflation. Although rising inflation may result in higher supplier prices, we are generally able to mitigate these effects, as higher inflation is often accompanied by higher interest rates, which tend to increase our spreads on certain transactions.

Our financial performance is also sensitive to movements in interest rates, particularly the CDI Rate, as changes in short-term rates affect the net interest margins earned on financial investments in which we allocate customer funds on an overnight basis. These rate movements influence the compounding of our assets under management and may also affect the mix of financial products that our clients choose to invest in.

Other than with respect to Brazil, we list below some key events relating to the macroeconomic scenario of the main Latin American markets in which we operate.

Chile’s economic outlook has continued to improve. After expanding by 2.6% in 2024, economic growth in 2025 reached around 2.2%, slightly above the estimated potential growth rate of roughly 1.9%. While the previous year’s expansion was largely supported by external demand and mining activity, growth in 2025 has been increasingly driven by a gradual recovery in domestic demand and a rebound in investment after two consecutive years of contraction. Inflation has declined more decisively than previously expected, easing from elevated levels early in the year to around 3.5% by the end of 2025, moving closer to the Central Bank’s target. In response, the Central Bank has continued its easing cycle, lowering the monetary policy rate to around 4.5%, with market expectations pointing to limited additional cuts ahead. The political landscape has also evolved materially. General elections have taken place, resulting in the election of José Antonio Kast as president, signaling a shift toward a more pro-business, market-oriented policy stance. At the same time, Congress remains fragmented: the Chamber of Deputies was fully renewed and is now more balanced between center-right and center-left forces, while the Senate—of which half was up for election—continues to lack a clear governing majority. As a result, although the new administration is expected to pursue more market-friendly policies, its ability to advance reforms will depend on negotiations and coalition-building within Congress, tempering both upside potential and downside risks for the economic outlook.

In Mexico, economic growth slowed to 1.2% in 2024, marking its weakest expansion since the pandemic, and conditions softened further in 2025, with growth coming in around 0.6%, reflecting weaker domestic momentum and persistent uncertainty linked to U.S. trade policy and tariff-related rhetoric. As the United States’ main trading partner, Mexico remains particularly exposed to shifts in U.S. tariffs and to the ongoing renegotiation dynamics surrounding the USMCA framework. In response, President Claudia Sheinbaum and her administration have maintained a pragmatic and cooperative stance toward Washington, prioritizing macroeconomic stability and trade continuity; despite a gradual decline from earlier highs, her approval rating remains solid and elevated, still comfortably above 60%, providing short-term political support for this approach. Inflation has stabilized at moderate levels, ending 2025 at 3.7%, close to the central bank’s target range. In this context, Banxico conducted an extended easing cycle throughout 2025, cutting interest rates steadily from 11.25% in 2024 to 7.0% by December 2025, as disinflation progressed and economic activity weakened. While further cuts remain possible, the pace ahead is expected to be more cautious and increasingly dependent on external conditions, particularly U.S.

monetary policy and trade developments. Tariff measures announced in 2025 ultimately proved less damaging than initially feared: effective taxation was limited, and key pillars of the United States–Mexico–Canada Agreement remained intact, raising the possibility of a modest relative gain in economic activity compared with more adversely affected peers. On the domestic institutional front, however, uncertainty has increased. Judicial elections have taken place, including the selection of all nine Supreme Court justices, all of whom are seen as having ties to the Morena party. This outcome has intensified concerns about judicial independence and the rule of law, and it raises the risk that key microeconomic and market-oriented reforms adopted under previous administrations could be reversed over time. These developments have already drawn attention from investors and credit rating agencies, as institutional weakening could weigh on medium-term growth prospects, regulatory predictability, and investor confidence, even as near-term macroeconomic management remains relatively disciplined.

In Colombia, the macroeconomic outlook for 2025 has improved modestly, with economic growth estimated at around 2.2%, supported by resilient household consumption and a gradual normalization of private investment after a weak prior cycle. Inflation has continued to ease but remains above target, with headline CPI ending 2025 at approximately 5.0%, reflecting lingering pressures from past minimum-wage increases, indexation mechanisms, and services inflation. Disinflation has been supported by a strong performance of the Colombian peso, which appreciated over the course of 2025 amid improved terms of trade, tighter financial conditions earlier in the cycle, and sustained foreign inflows, helping to contain imported inflation in the short to medium term. Monetary policy has adjusted only cautiously. After holding the benchmark rate at 9.50% early in the year, Banco de la República delivered only a modest rate cut over the course of 2025, maintaining a restrictive stance as it prioritized inflation convergence over political pressure. Further easing is expected to remain gradual and data-dependent as inflation continues to trend toward target. On the fiscal and political front, uncertainty persists, reflecting internal policy debates and ongoing concerns about fiscal discipline and the medium-term policy framework. Looking ahead to the 2026 presidential election, the political landscape remains fluid but increasingly competitive. Early polling suggests growing momentum among center-right and centrist alternatives, while the left retains a committed base. Declining approval ratings for the current administration and concerns over economic management raise the probability of a political shift in 2026. As a result, markets are increasingly sensitive to electoral dynamics, particularly regarding fiscal policy, energy regulation, and the future direction of economic reforms.

Argentina has undergone profound changes since the election of President Javier Milei, with the new administration implementing an aggressive fiscal adjustment and a broad reform agenda. The initial phase of stabilization led to a sharp economic contraction, but activity rebounded strongly thereafter, with growth estimated at around 5% in 2025. Inflation has fallen markedly during the adjustment process, reflecting fiscal tightening, monetary restraint, and a sharp correction in relative prices. A central policy development in 2025 has been the transition toward a more flexible exchange rate regime, aimed at normalizing market functioning and restoring confidence. Despite these advances, vulnerabilities remain significant. Net foreign exchange reserves continue to be negative, which introduces substantial uncertainty for 2026 and beyond. The peso has appreciated sharply in real terms, raising questions about whether the economy can operate sustainably with an extremely strong currency without undermining competitiveness, exports, and growth. At the same time, Argentina’s relationship with the IMF remains delicate. A key clause of the existing program involves the accumulation of foreign exchange reserves through market purchases, yet limited reserve buffers and political constraints complicate compliance. This raises open questions about how the IMF will handle enforcement or renegotiation of program conditions. Against this backdrop, market participants remain alert to the risk of renewed exchange rate instability, including the possibility of another sharp correction, as has occurred repeatedly in Argentina’s past. While the current stabilization effort has addressed some structural imbalances, its durability will depend on continued fiscal discipline, progress on structural reforms, and the ability to restore external sustainability without triggering a new cycle of currency stress.

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

We are currently operating in a macro environment that, while still presenting challenges in certain markets, is creating compelling opportunities for alternative investments across Latin America. Our ability to raise capital and grow AUM has been supported by a resilient investor base and the strength of our relationships across geographies and strategies. This long-term, proprietary client base has allowed us to navigate economic volatility while maintaining steady momentum in capital formation. From December 31, 2024, to December 31, 2025, our AUM expanded from R$327.0 billion to R$354.1 billion, reflecting the scale, breadth, and diversification of our combined platform. Growth was driven by R$41.6 billion in capital subscriptions, net inflows and appreciation across Global IP&S, Credit, and Real Assets and the acquisition of Verde.

We are stepping into an environment full of opportunities to further expand our presence across Latin America and strengthen our fundraising efforts, both cross-border and on a local-to-local basis. Our fundraising momentum remained particularly strong across the Global IP&S, Credit and Real Assets segments, supported by continued inflows in our third-party distribution business, increasing demand for semi-liquid and discretionary allocation products, and sustained investor interest in Credit and Real Assets.

Closed-end funds remain a key pillar of our growth. In the first quarter of 2025, we received capital subscriptions across closed-end Credit funds, including the second closing of PEPCO II, the first closing of MAV III and the first closing of SPS IV, with SPS IV reaching total commitments of R$1.1 billion in its first close, already matching the total commitments of its previous vintage, SPS III. In the second quarter, we completed the final closing of VICC, raising R$1.8 billion in total commitments throughout the fundraising period, and continued to receive subscriptions for Lacan IV. In the third quarter, SPS IV secured its first offshore commitment and the first Brazilian pension plan commitment in the strategy’s history. In the fourth quarter, we signed a R$2.8 billion SMA in our Infrastructure strategy, reinforcing the growing interest of international investors in Latin American opportunities. Looking ahead, we see ongoing momentum from additional commitments to SPS IV, Lacan IV and MAV IV. We also have a strong product launch pipeline across the entire region, such as COPCO in Colombia, CHILPCO II in Chile and LAPCO II in Peru.

We also continue to see increasing institutional demand for long-term, diversified and alternative investment solutions across Latin America from pension funds, insurance companies and other allocators. Pension reforms in Chile and Mexico, in particular, are increasing the appetite for long-term, diversified, and alternative investment solutions. We believe Vinci Compass is uniquely positioned to benefit through our diversified investment platform and role as a global solutions provider across all asset classes.

We believe our AUM growth will continue to be supported by our ability to: (1) raise capital through new and existing relationships; (2) deliver consistent fund performance across cycles; and (3) expand distribution both locally and cross-border. Our combined business benefits from scale, multi-channel distribution and a comprehensive set of capabilities that position us at the center of a consolidating industry.

With strong momentum, a diversified platform and deep regional expertise, we expect AUM growth trends to remain favorable in the short, medium and long term, as we believe that we are well positioned to capture the growing demand for alternative investments in Latin America and deliver long-term value to investors and shareholders.

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

We have implemented certain long-term incentive plans for eligible employees, and expect that this will further enhance our ability to retain talent and promote our meritocratic culture. In each of May 2021, February 2023, January 2024, January 2025 and January 2026, we approved stock option plans for eligible employees, and, in 2022 and 2026, our board also approved a restricted shares plan for eligible employees, which enhance our ability to retain talent and promote our meritocratic culture. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

Our relationship managers act as long-term partners to our clients. They maintain deep relationships built over the years, possess a detailed understanding of client objectives, and provide access to our full investment platform, ensuring that each client benefits from the breadth of our capabilities.

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

As of December 31, 2025, approximately R$255.0 billion of our AUM, or 72.0%, was related to funds raised in U.S. dollars, including funds that are invested across Latin America in assets that may generate cash flows in either local currencies or U.S. dollars.

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

Hyperinflation

As Argentina qualifies as a hyperinflationary economy under IAS 29 – Financial Reporting in Hyperinflationary Economies, the financial statements of our Argentine subsidiaries have been adjusted to reflect changes in the general purchasing power of the Argentine peso before translation into Brazilian reais. These adjustments are based on inflation indices published by the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas), with the annual inflation rate reaching 31.50% in 2025 (117.76% in 2024). The remeasurement process applies to non-monetary items using the inflation accumulated since acquisition, revaluation, or incorporation, as applicable. Monetary gains or losses resulting from holding monetary assets and liabilities in a high-inflation environment are recognized in the income statement.

On December 31, 2025, inflation in Argentina amounted to 31.50%. During the same period, we recorded a monetary gain of R$1.0 million and a foreign currency translation loss of R$0.1 million, totaling R$0.9 million, which was recognized in other comprehensive income under translation differences. Assets and liabilities denominated in Argentine pesos are translated into Brazilian reais at the year-end exchange rate, or at net realizable value if lower. For more information, see note 2.3 to our audited consolidated financial statements included elsewhere in this annual report.

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

For certain of our illiquid funds in our Credit segment, management fees for Brazilian real-denominated funds are initially calculated on committed capital and subsequently on net asset value as capital is deployed, without overlap between these calculation bases. During the divestment period, management fees are calculated exclusively based on net asset value.

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

For the closed-ended funds focused on value generation, both Brazilian funds (those denominated in real) and foreign funds (those denominated in U.S. dollars) pay performance fees to Vinci Compass. The waterfall and catch-up mechanisms are similar, except that: (1) U.S. dollar-denominated funds have a preferred return of 8% and pay performance against nominal capital contributions; and (2) real-denominated funds have either (i) a preferred return of IPCA plus between 6% and 8%, and pay performance against real capital contributions (capital contributions are adjusted by IPCA) or (ii) a CDI-based hurdle. For certain illiquid funds in our Credit segment, performance fees are only charged on distributions made after full return of capital, accrued at the applicable benchmark.

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

Description of Other Revenues

This revenue line includes Advisory and Execution fees generated in the United States and Chile, and fund services fees earned in Mexico. Unlike Advisory and Execution fees, which are primarily transaction-based, fund services fees are recurring in nature, though they are subject to foreign exchange fluctuations due to the local currency exposure.

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

Factors Affecting the Comparability of Our Results of Operations

Business Combination with Compass

On October 29, 2024, we completed our business combination with Compass. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Business Combination with Compass.” The impact of our business combination with Compass is reflected in our financial results for the year ended December 31, 2024. Specifically, the transaction materially expanded our revenue base and asset portfolio following its closing in the fourth quarter of the fiscal year. As a result, AUM as of December 31, 2024 may not be comparable to December 31, 2023 due to the addition of AUM from Compass. Additionally, revenue for the year ended December 31, 2024, is not directly comparable to prior years because it includes revenue from Compass for the months of November and December 2024 (i.e., following the closing of the business combination). For the same reason, our results for the year ended December 31, 2024 may also not be directly comparable to the year ended December 31, 2025, which reflects a full year of Compass results, whereas 2024 reflects only two months following the closing. The significant increase in scale and operational scope during the most recent fiscal year introduces complexities when analyzing year-over-year performance. Additionally, the business combination involved the issuance of 11,783,384 Class A common shares and a cash payment of US$35.2 million, alongside contingent earn-out consideration, which will continue to influence our financial results and capital structure in future periods.

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

Acquisition of Verde Asset Management

On October 6, 2025, we entered into a definitive agreement to acquire Verde Asset, one of Brazil’s leading multi-strategy managers with approximately R$16 billion in assets under management. Closing of this transaction occurred on December 1, 2025, after we obtained regulatory approvals and satisfied or waived all other closing conditions. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Acquisition of Verde Asset Management.” The impact of our acquisition of Verde is reflected in our financial results for the year ended December 31, 2025. As a result, AUM as of December 31, 2025 may not be comparable to December 31, 2024 due to the addition of AUM from Verde. Additionally, revenue for the year ended December 31, 2025 is not directly comparable to prior years because it includes revenue from Verde only for the period following the closing (i.e., beginning in December 2025). The transaction’s structure, including the issuance of Class A common shares, cash payments and contingent consideration (including the follow-on installment and five-year earn-out), will continue to influence our financial results and capital structure in future periods.

Given these factors, investors should carefully consider the material impact of the acquisition of Verde on our financial and operational metrics when evaluating our historical performance and future prospects. While the acquisition is expected to enhance our product capabilities and competitive positioning, integration-related costs and the limited period of contribution in the year ended December 31, 2025 may introduce variability and limit comparability of period-to-period results.

Results of Operations of Vinci Compass

Consolidated Results of Operations for the Year Ended December 31, 2025, compared to the Year Ended December 31, 2024

	For the Year Ended December 31,		Variation (%)
	2025	2024
	(in R$ thousands, except for percentages)
Net revenue from services rendered	977,403	600,779	63%
General and administrative expenses	(725,434)	(411,975)	76%

Operating profit	251,969	188,804	33%
Finance income	145,381	86,871	67%
Finance expenses	(134,249)	(112,225)	20%

Finance profit (loss), net	11,132	(25,354)	n.m.
Equity gain (loss)	(1,067)	(1,500)	(29)%

Profit before income taxes	262,034	161,950	62%
Income taxes	(42,740)	(45,977)	(7)%

Profit for the year	219,294	115,973	89%

Net profit margin for the year (%)	22.4%	19.3%	3%

n.m. = not meaningful

Net Revenue from Services Rendered

Net revenue from services rendered for the year ended December 31, 2025 totaled R$977.4 million, a 63% increase from R$600.8 million for the year ended December 31, 2024. This R$376.6 million increase was attributable to:

•	a R$324.8 million, or 67%, increase in net revenue from management fees, due primarily to:

•

an increase of R$148.2 million, or 177%, in net revenue from management fees related to our Credit segment, reflecting the full-year contribution from the MAV acquisition and the business combination with Compass, as well as organic growth resulting from strong fundraising, capital deployment and portfolio appreciation across the platform’s credit strategies;

•

an increase of R$165.3 million, or 162%, in net revenue from management fees related to our Global IP&S segment, primarily reflecting the full-year contribution of businesses integrated through the business combination with Compass, particularly the Global Solutions and TPD business units, as well as the initial recognition of Verde’s Multi-strategy and Pension Plan strategies, following the Verde Asset acquisition;

•

an increase of R$19.0 million, or 20%, in net revenue from management fees related to our Real Assets segment, driven by the full-year contribution of Lacan and the business combination with Compass, as well as commitments from VICC’s final closing that generated catch-up fees during the year;

•

an increase of R$15.6 million, or 27%, in net revenue from management fees related to our Equities segment, reflecting primarily the full-year impact of the business combination with Compass and the initial recognition of revenues from the Verde acquisition;

•

a decrease of R$23.2 million, or 16%, in net revenue from management fees related to our Private Equity segment. This decrease was driven by catch-up fees recognized in the fourth quarter of 2024 from the fundraising of the VCP IV strategy, which concluded in 2024; as a result, these fees were not recognized again in 2025;

•	an increase of R$37.5 million in other revenues, reflecting the full-year contribution of Compass’ Advisory and Execution and Fund Services businesses;

•

an increase of R$23.8 million, or 35%, in net revenue from advisory services, primarily reflecting advisory revenues generated by upfront fees charged for third-party distribution alternative commitments, following Compass combination and advisory services in the Credit segment, partially offset by lower revenues in the Corporate Advisory segment due to weaker deal activity; and

•

a decrease of R$9.5 million, or 25%, in net revenue from performance fees, primarily reflecting lower performance fees recognized in the Real Assets and Global IP&S segments compared to 2024, partially offset by higher performance fees in the Equities and Credit segments.

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,
	2025	2024	Variation (%)

	(in R$ thousands, except for percentages)
Personnel and profit-sharing	(389,011)	(211,587)	84%
Third-party expense	(187,482)	(119,209)	57%
Right of use depreciation	(22,707)	(11,132)	104%
Depreciation and amortization	(34,872)	(17,569)	98%
Travel and representations	(15,604)	(8,991)	74%
Condominium and other operating expenses	(45,846)	(21,008)	118%

Personnel and other general and administrative expenses	(695,522)	(389,496)	79%
Share-based plans	(29,912)	(22,479)	33%

General and administrative expenses	(725,434)	(411,975)	76%

General and administrative expenses totaled R$725.4 million for the year ended December 31, 2025, a R$313.4 million, or 76%, increase from R$412.0 million for the year ended December 31, 2024.

Personnel and other general and administrative expenses, which are exclusive of share-based plans, totaled R$695.5 million for the year ended December 31, 2025, a R$306.0 million, or 79% increase, from R$389.5 million for the year ended December 31, 2024, which was primarily due to the following components:

•

personnel and profit-sharing, which totaled R$389.0 million for the year ended December 31, 2025, a R$177.4 million, or 84%, increase as compared to R$211.6 million for the year ended December 31, 2024, which was primarily due to the full-year impact in 2025 of the business combination with Compass, compared to only two months in 2024, as well as the full-year effect of the acquisitions of Lacan and MAV;

•

third-party expenses amounting to R$187.5 million for the year ended December 31, 2025, a R$68.3 million, or 57%, increase as compared to R$119.2 million for the year ended December 31, 2024, which was primarily due to (i) an increase in third-party distribution fees as a result of the full-year impact of the Compass business combination, and (ii) higher auditing, legal, information technology, marketing and legal advisory expenses in connection with the M&A transactions completed in the prior year;

•

condominium and other operating expenses amounting to R$45.8 million for the year ended December 31, 2025, a R$24.8 million, or 118%, increase as compared to R$21.0 million for the year ended December 31, 2024, which was primarily due to higher operating expenses associated with the full-year consolidation of Compass businesses and the expansion of the operating platform;

•

depreciation and amortization expenses amounting to R$34.9 million for the year ended December 31, 2025, a R$17.3 million, or 98%, increase compared to R$17.6 million for the year ended December 31, 2024, which was primarily due to the amortization of management contracts arising from the MAV and Lacan acquisitions and our business combination with Compass, the amortization of investments in our Retirement services business, the amortization of placement agent costs related to fundraising from investors, and the depreciation and amortization of fixed and intangible assets assumed as part of the business combination and acquisitions completed in 2024; and

•

right of use depreciation amounting to R$22.7 million for the year ended December 31, 2025, a R$11.6 million, or 104%, increase as compared to R$11.1 million for the year ended December 31, 2024, which was primarily due to the increase in right-of-use assets resulting from the Verde business combination, which added R$19.5 million, as well as additions to right-of-use assets resulting from contract modifications totaling R$48.8 million as of December 31, 2025 (compared to additions of R$3.9 million during the year ended December 31, 2024). In 2024, right-of-use assets also increased by R$46.8 million as a result of the Compass business combination; and

•

Travel and representations amounting to R$15.6 million for the year ended December 31, 2025, a R$6.6 million, or 74%, increase as compared to R$9.0 million for the year ended December 31, 2024, which was primarily due to the full-year impact of the Compass business combination in 2025, compared to only two months of operations in 2024.

Share-based plans totaled R$29.9 million for the year ended December 31, 2025, a R$7.4 million, or 33%, increase, from R$22.5 million for the year ended December 31, 2024. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans” for information on our long-term incentive plans.

Operating Profit

As a result of the foregoing, operating profit totaled R$252.0 million for the year ended December 31, 2025, an increase of R$63.2 million, or 33%, from R$188.8 million for the year ended December 31, 2024.

Finance Profit (Loss), Net

Finance profit, net amounted to R$11.1 million for the year ended December 31, 2025, an increase of R$36.5 million from a loss of R$25.4 million for the year ended December 31, 2024. This variation was driven primarily by:

•	an increase of R$45.9 million, or 55%, in the investment income and financial income, mainly due to the performance of real estate, credit and equity investments held by Vinci Compass;

•

a negative impact of R$13.7 million (compared to a negative impact of R$20.8 million in 2024) from our net foreign exchange result, reflecting exchange rate variations on our exposure to foreign currencies, primarily U.S. dollars, relative to our functional currency, the Brazilian real, including the related hedging costs;

•

a net negative impact of R$32.3 million (compared to a negative impact of R$19.9 million in 2024) from changes in the fair value of contingent consideration related to the acquisition of SPS Capital, MAV Capital, Lacan Ativos Reais, Verde and the business combination with Compass, which are subject to the achievement of certain fundraising, incremental management fee revenue targets and other predetermined performance metrics. For more information, see note 15(iv) to our audited consolidated financial statements; and

•	an increase of R$1.0 million, or 2%, in interest expense on loans and financing, primarily due to interest expenses related to our Series A convertible preferred shares.

Income Taxes

Income taxes expenses totaled R$42.7 million for the year ended December 31, 2025, with an effective tax rate of 16%, a decrease of R$3.3 million, or 7%, compared to R$46.0 million for the year ended December 31, 2024, with an effective tax rate of 28%. This decrease was primarily attributable to a greater share of revenues generated by entities located in jurisdictions with lower or no corporate income tax rates, mainly reflecting the diversification of our revenue base following the business combination with Compass, as well as a higher proportion of revenues generated by entities subject to the presumed profit tax regime in Brazil.

Profit for the Year

As a result of the foregoing, profit totaled R$219.3 million for the year ended December 31, 2025, an increase of R$103.3 million, or 89%, from R$116.0 million in the same period of the last year.

Segment Results of Operations for the Year Ended December 31, 2025, compared to the Year Ended December 31, 2024

	For the Year Ended December 31, 2025
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
	(in R$ thousands)
Gross revenue from services rendered	131,278	127,998	252,734	392,372	86,501	22,820	—	1,013,703

Advisory fees	—	5,483	2,610	63,996	—	22,820	—	94,909
Management fees	131,278	121,919	240,050	274,257	77,093	—	—	844,597
Performance fees	—	43	10,074	9,244	9,408	—	—	28,769
Other revenues	—	553	—	44,875	—	—	—	45,428
(-) Taxes and contributions	(7,792)	(6,250)	(9,110)	(7,678)	(3,496)	(1,974)	—	(36,300)

Net revenue from services rendered	123,486	121,748	243,624	384,694	83,005	20,846	—	977,403
Advisory fees	0	4,958	2,385	63,712	0	20,846	—	91,901
Management fees	123,486	116,189	231,646	267,215	73,831	—	—	812,367
Performance fees	—	42	9,593	8,897	9,174	—	—	27,706
Other revenues	—	559	—	44,870	—	—	—	45,429
(-) General and administrative expenses	(16,910)	(33,660)	(93,900)	(120,408)	(32,375)	(7,750)	(420,431)	(725,434)

Operating profit (loss)	106,576	88,088	149,724	264,286	50,630	13,096	(420,431)	251,969

	For the Year Ended December 31, 2024
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
	(in R$ thousands)
Gross revenue from services rendered	155,336	116,515	97,104	151,363	68,612	46,553	—	635,483

Advisory fees	—	5,400	351	19,299	948	46,553	—	72,551
Management fees	155,336	102,493	87,959	109,203	61,844	—	—	516,834
Performance fees	—	8,443	8,794	15,117	5,820	—	—	38,174
Other revenues	—	180	—	7,744	—	—	—	7,924
(-) Taxes and contributions	(8,688)	(6,103)	(4,907)	(7,619)	(3,730)	(3,657)	—	(34,704)

Net revenue from services rendered	146,648	110,413	92,197	143,744	64,882	42,896	—	600,779
Advisory fees	—	4,939	305	19,045	948	42,896	—	68,133
Management fees	146,648	97,183	83,488	101,947	58,269	—	—	487,535
Performance fees	—	8,111	8,404	15,008	5,665	—	—	37,188
Other revenues	—	180	—	7,744	—	—	—	7,924
(-) General and administrative expenses	(17,037)	(27,341)	(33,581)	(50,885)	(16,849)	(15,192)	(251,091)	(411,975)

Operating profit (loss)	129,611	83,072	58,616	92,859	48,033	27,705	(251,091)	188,804

Private Equity

Net Revenue from Services Rendered

Net revenue from services rendered in our Private Equity segment for the year ended December 31, 2025 was R$123.5 million, a decrease of R$23.1 million, or 16%, from R$146.6 million for the year ended December 31, 2024. This decrease was driven by catch-up fees recognized in the fourth quarter of 2024 from the fundraising of the VCP IV strategy, which concluded in 2024; as a result, these fees were not recognized again in 2025.

General and Administrative Expenses

General and administrative expenses in our Private Equity segment for the year ended December 31, 2025 were R$16.9 million, a decrease of R$0.1 million, or 1%, from R$17.0 million for the year ended December 31, 2024. This slight decrease was primarily driven by lower travel and other operating expenses during the period, partially offset by higher placement fee amortization and rebates.

Operating Profit

As a result of the foregoing, operating profit in our Private Equity segment for the year ended December 31, 2025 was R$106.6 million, a decrease of R$23.0 million, or 18%, from R$129.6 million for the year ended December 31, 2024.

Real Assets

Net Revenue from Services Rendered

Net revenue from services rendered in our Real Assets segment for the year ended December 31, 2025 was R$121.7 million, an increase of R$11.3 million, or 10%, from R$110.4 million for the year ended December 31, 2024, which was primarily due to:

•

an increase of R$19.0 million in net revenue from management fees, mainly driven by (i) the full-year impact of the Lacan acquisition and the business combination with Compass, and (ii) organic growth resulting from commitments from VICC’s final closing, which generated catch-up fees during the year;

•	net revenue from advisory services remaining substantially stable compared to 2024; and

•	a decrease of R$8.1 million in net revenue from performance fees, primarily reflecting the impact of revenues recognized in 2024 related to operations in Real Estate in Peru and Forestry.

General and Administrative Expenses

General and administrative expenses in our Real Assets segment for the year ended December 31, 2025 were R$33.7 million, an increase of R$6.4 million, or 23%, from R$27.3 million for the year ended December 31, 2024. This increase was primarily driven by an increase of R$6.0 million in expenses resulting from the full-year impact of the Lacan acquisition and the business combination with Compass in 2025, compared to only two months of results in 2024.

Operating Profit

As a result of the foregoing, operating profit in our Real Asset segment for the year ended December 31, 2025 was R$88.1 million, an increase of R$5.0 million, or 6%, from R$83.1 million for the year ended December 31, 2024.

Credit

Net Revenue from Services Rendered

Net revenue from services rendered in our Credit segment for the year ended December 31, 2025 was R$243.6 million, an increase of R$151.4 million, or 164%, from R$92.2 million for the year ended December 31, 2024, which was primarily due to:

•

an increase of R$148.2 million in net revenue from management fees, driven by the business combination with Compass, as well as organic growth resulting from strong fundraising, capital deployment and portfolio appreciation across different strategies and countries;

•	an increase of R$2.1 million in net advisory fees, primarily driven by MAV advisory services; and

•	an increase of R$1.2 million in net revenue performance fees reflecting strong returns from Brazilian funds.

General and Administrative Expenses

General and administrative expenses in our Credit segment for the year ended December 31, 2025 were R$93.9 million, an increase of R$60.3 million, or 179%, from R$33.6 million for the year ended December 31, 2024. This increase was primarily driven by (i) higher expenses of R$55.4 million resulting from the full year impact of the MAV acquisition and the combination with Compass, and (ii) higher profit sharing expenses in the existing credit platform reflecting the increase of revenues during the period.

Operating Profit

As a result of the foregoing, operating profit in our Credit segment for the year ended December 31, 2025 was R$149.7 million, an increase of R$91.1 million, or 155%, from R$58.6 million for the year ended December 31, 2024.

Equities

Net revenue from services rendered

Net revenue from services rendered in our Equities segment for the year ended December 31, 2025 was R$83.0 million, an increase of R$18.1 million, or 28%, from R$64.9 million for the year ended December 31, 2024, mainly due to:

•	an increase of R$15.6 million in net revenue from management fees, mainly driven by the full year contribution of Compass and the initial recognition of revenues from the Verde acquisition; and

•	an increase of R$3.5 million in net revenue from performance fees, reflecting strong fund performance amid volatility in the macroeconomic environment.

General and administrative expenses

General and administrative expenses in our Equities segment for the year ended December 31, 2025 were R$32.4 million, an increase of R$15.6 million, or 93%, from R$16.8 million for the year ended December 31, 2024. This increase was primarily driven by higher expenses resulting from the full-year impact of our business combination with Compass and the initial reflection of the Verde Asset Management acquisition.

Operating profit

As a result of the foregoing, operating profit in our Equities segment for the year ended December 31, 2025 was R$50.6 million, an increase of R$2.6 million, or 5%, from R$48.0 million for the year ended December 31, 2024.

Global IP&S

Net Revenue from Services Rendered

Net revenue from services rendered in our Global IP&S segment for the year ended December 31, 2025 was R$384.7 million, an increase of R$241.0 million, or 168%, from R$143.7 million for the year ended December 31, 2024. This increase was driven primarily by:

•

an increase of R$165.3 million, or 162%, in net revenue from management fees, driven by management and advisory fees from TPD across liquid and alternative strategies coming from the combination with Compass and the acquisition of Verde Asset Management;

•	an increase of R$44.7 million in net revenue from advisory fees from third-party distribution across liquid and alternative strategies coming from the business combination with Compass;

•	an increase of R$37.1 million in other revenues, reflecting the full-year contribution of Compass’ Advisory and Execution and Fund Services business units; and

•	a decrease of R$6.1 million in net revenue from performance fees, primarily reflecting one-off performance fee contributions from opportunistic funds in Argentina in 2024.

General and Administrative Expenses

General and administrative expenses in our Global IP&S segment for the year ended December 31, 2025 were R$120.4 million, an increase of R$69.5 million, or 137%, from R$50.9 million for the year ended December 31, 2024. This increase was primarily driven by the full-year impact of the business combination with Compass, which added new business areas to the segment, including TPD, Global Solutions, Advisory and Execution and Fund Services, as well as the initial recognition of the Multi-strategy and Pension Plan strategies resulting from the Verde Asset Management acquisition.

Operating Profit

As a result of the foregoing, operating profit in our Global IP&S segment for the year ended December 31, 2025 was R$264.3 million, an increase of R$171.4 million, or 184%, from R$92.9 million for the year ended December 31, 2024.

Corporate Advisory

Net Revenue from Services Rendered

Net revenue from services rendered in Corporate Advisory segment for the year ended December 31, 2025 was R$20.8 million, a decrease of R$22.1 million, or 51%, from R$42.9 million for the year ended December 31, 2024, primarily as a result of an environment of high interest rates and electoral uncertainties leading to more subdued M&A and debt structuring activity. Against this backdrop, our Corporate Advisory team is working on an extensive pipeline of opportunities.

General and Administrative Expenses

General and administrative expenses in our Corporate Advisory segment for the year ended December 31, 2025 were R$7.8 million, a decrease of R$7.4 million, or 49% from R$15.2 million for the year ended December 31, 2024, primarily driven by lower profit-sharing expenses as a result of lower net profits before bonuses in the business segment.

Operating Profit

As a result of the foregoing, operating profit in our Corporate Advisory segment for the year ended December 31, 2025 was R$13.1 million, a decrease of R$14.6 million from R$27.7 million for the year ended December 31, 2024.

Consolidated Results of Operations for the Year Ended December 31, 2024, compared to the Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2024, compared to the Year Ended December 31, 2023” of our annual report on Form 20-F for the year ended December 31, 2024.

B. Liquidity and Capital Resources

Cash Flows

As of December 31, 2025, we had R$280.1 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for coming 12 months.

The following table shows the generation and use of cash for the years indicated:

	For the Year Ended December 31,
	2025	2024	2023

	(in R$ thousands)
Cash Flow Data
Net cash inflow from operating activities	273,961	209,771	129,246
Net cash (outflow) from investing activities	98,975	(232,135)	222,964
Net cash (outflow) from financing activities	(323,735)	(429,230)	175,020

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

Net Cash Inflow From Operating Activities

Our net cash inflow from operating activities was R$274.0 million in the year ended December 31, 2025, an increase of R$64.2 million, or 30.6%, from R$209.8 million in the year ended December 31, 2024. Net cash inflow for the year ended December 31, 2025 increased primarily due to an increase in other assets and accounts receivable, which increased R$21.5 and R$17.7 million in 2025, respectively (as compared to a decrease of R$65.7 and R$18.2 million in 2024, respectively). This increase was partially offset in accounts payable and labor and social security obligations, which decreased R$22.7 and R$25.7 million, respectively (as compared to an increase of R$3.6 million and R$15.1 million in 2024, respectively.

Net Cash (Outflow) From Investing Activities

Our net cash from investing activities was R$99.0 million in the year ended December 31, 2025, an increase of R$331.1 million, or -142.7%, from a net cash outflow from investing activities of R$232.1 million in the year ended December 31, 2024. This increase primarily resulted from: (i) a reduction of R$234.8 million in payments for the acquisition of subsidiaries, as in 2024 we paid R$41.5 million in connection with Verde’s business combination and R$276.4 million in connection with the combination with Compass and the acquisitions of Lacan and MAV Capital; and (ii) an increase of R$141.2 million in sales of financial instruments, net of purchases.

Net Cash (Outflow) From Financing Activities

Our net outflow from financing activities was R$323.7 million in the year ended December 31, 2025, an increase of R$105.5 million, or 24.6% from a net outflow from financing activities of R$429.2 million in the year ended December 31, 2024. This increase primarily resulted from: (1) an increase of R$49.2 million due to new commercial notes issued by us in the amount of R$49.2 million; and (2) an increase of R$36.8 million from principal and interest payments of loans and obligations.

For a discussion on our cash flow for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” of our annual report on Form 20-F for the year ended December 31, 2024.

Indebtedness

As of December 31, 2025, we had debt liabilities amounting to R$1,126.8 million. The following is a breakdown of our material indebtedness as of the date of this annual report:

•

Lease liabilities: lease liabilities were initially measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. As of December 31, 2025, we leased several offices with a remaining payment of R$160.2 million (discounted) under leases expiring from one to nine years.

•

Loans and obligations: as of December 31, 2025, our loans and obligations amounted to R$966.6 million. These comprised R$513.8 million in Series A convertible preferred shares, R$285.9 million in contingent consideration, R$87.3 million in commercial notes, R$63.5 million in redemption liability, R$6.0 million in consideration payable and R$10.2 million in bank securities and other obligations. For more information, see notes 15(i), 15(ii), 15(iii), 15(iv) and 15(v) to our audited consolidated financial statements.

The following is a breakdown of our remaining lease liabilities and loans and financing as of December 31, 2025:

	Total	Less than one year	1-3 years	3-5 years	More than five years
Lease liabilities	160.2	33.5	56.3	40.6	29.8
Loans and obligations	966.6	89.7	303.4	573.5	—

Total	1,126.8	123.2	359.7	614.1	29.8

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

On December 3, 2025, Vinci Soluções de Investimentos Ltda. issued an additional 500,000 commercial notes in the total principal amount of R$50.0 million (par value R$1,000 per commercial note). The notes have a five-year tenor and mature on December 03, 2030. The notes accrue interest at the CDI rate plus 1.85% per annum and are to be amortized on a semi-annual basis, beginning on June 4, 2026.

As of December 31, 2025, the outstanding balance of these notes amounted to R$87.3 million.

The agreement governing our commercial notes contains standard restrictive covenants, including financial covenants. This agreement provides for the acceleration of our obligations on the commercial notes upon the occurrence of an event of default as defined under such agreement. In addition, we are required to comply with financial covenants on an annual basis, beginning on December 31, 2022, and non-financial restrictive covenants. As of December 31, 2025, we were in compliance with the covenants set forth in our notes.

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

Under the terms of IAS 32, our Series A convertible preferred shares were evaluated by our management, which classified as a compound instrument, having both a liability and an equity component from our perspective. Based on this evaluation, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other event that changes the likelihood that the conversion option will be exercised.

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

Redemption liability

As part of the business combinations with Verde, Vinci Compass has a contractual obligation to acquire the remaining interest held by non-controlling shareholders at the end of the five-year period. Therefore, such obligation is recognized as a redemption liability. For further information on our loans and financing, see note 15 to the audited consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

In the years ended December 31, 2025, 2024 and 2023, we incurred capital expenditures of R$39.9 million, R$19.3 million and R$36.7 million, respectively. The total capital expenditures as a percentage of net revenue from services rendered was 4.1%, 3.2% and 8.1% in the years ended December 31, 2025, 2024 and 2023, respectively. These capital expenditures mainly include expenditures related to (i) investments in systems and applications which are being developed to support our Retirement Services applications and (ii) leasehold improvements in third-party properties as part of a new lease agreements assumed by us.

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

Going forward, we believe the path continues to be for constructive macroeconomic environment, supported by a reduction in the rate of inflation, the normalization of interest rates in real terms and a recovery in consumer and business confidence indicators, which are important to improve the planning horizon of families and companies and increase the medium-term outlook for economic growth. Having rolled back all COVID-19-related fiscal and monetary stimuli, we believe the combination of economic growth and a stabilization of interest rates will create increasingly favorable tailwinds for the asset management industry in the coming years, notwithstanding a currently challenging macroeconomic environment as a result of concerns with respect to the fiscal situations and the effects of geopolitical challenges.

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

The following table presents the names, ages and position of the current members of our board of directors.

Name	Age	Position
Gilberto Sayão da Silva	55	Chairman
Manuel Jose Balbontín Fernandez	63	Vice-Chairman
Alessandro Monteiro Morgado Horta	55	Director
Paulo Fernando Carvalho de Oliveira	55	Director
Ana Marta Horta Veloso	57	Director
Guilherme Stocco Filho	51	Director
Sonia Consiglio	58	Director
Peter Ogilvie	43	Director
Jaime de la Barra	62	Director
Eugenio Garza y Garza(1)	54	Director

(1)

On March 17, 2026, we announced certain changes to our board of directors. Messrs. Lywal Salles Filho and Rogerio Ladeira Furquim Werneck stepped down as directors, effective March 16, 2026. Effective March 17, 2026, our board of directors appointed Mr. Eugenio Garza y Garza as an interim director in accordance with our articles of association, pending his formal election at the next general meeting of shareholders.

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

Ms. Ana Marta Horta Veloso is a member of our board of directors. She holds a degree in Economics from UFMG (Universidade Federal de Minas Gerais) and a master’s degree in Economics from UFRJ (Universidade Federal do Rio de Janeiro). She has been a board member of Pontal Energy (since September 2023), Profarma S.A. (since May 2022), Oceânica Engenharia S.A. (since September 2022), and Thopen Energy (since March 2025). She was the vice-chair of the board at Enauta Participações S.A. (from July 2023 to July 2024). She is the president of the audit committee at Oceânica Engenharia S.A. and was the president of the ESG committee of Enauta Participações S.A., where she was also a member of the compensation committee. She has extensive experience both in the financial and electricity sectors, having been the chief executive officer and investor relations officer of Light S.A. between 2015 and 2017 and again from 2019 to October 2020. She also held the position of officer of Equatorial Energia between 2008 and 2015 and represented Equatorial in the board of directors of its invested companies, such as Cemar, Celpa and Gera Maranhão. In 2018, she served as a consultant for GP Investments and for Credit Suisse Energy Infrastructure Partners. Additionally, she was a board member and a member of the Audit Committee and Compensation Committee at Enel/Eletropaulo from 2018 to 2019, a board member and a member of several committees at Light from 2006 to 2010, a board member at Light from 2015 to 2017 and at Equatorial Energia from 2006 to 2008. She also was a representative of BNDES on the boards of directors of Acesita, Klabin, Vale, Valepar, and Globo Cabo (Net/Claro). She worked at BNDES between 1992 and 2005 and at Banco Pactual between 2000 and 2001, when she was on leave from BNDES, and later in Pactual again, between 2006 and 2008.

Mr. Guilherme Stocco Filho is a member of our board of directors. He has more than 20 years of experience in building up digital businesses and leading corporate transformations. He is responsible for carrying out successful projects in digital banking (Banco Original); startup investments (Domo Invest), mobile and e-commerce (Buscapé), internet platforms (Microsoft), and advertising (Te Respondo). Currently, he is member of the boards of directors of TOTVS and Falconi Consultoria. He is also the co-founder of RedMind. He is a frequent presenter on market trends and innovation, and has spoken at more than 120 events in Brazil, Latin America, Canada, the United States, Denmark, and the United Kingdom. He holds a degree in Business Administration from Fundação Armando Alvares Penteado – FAAP (1997) and also presents lectures on innovation at INSPER MBA in São Paulo, Brazil.

Ms. Sonia Consiglio is a member of our board of directors. She is a sustainability specialist with more than 25 years of experience in the field. She has been a member of the ESG Committee of Grupo Conselheiras since December 2025; a member of the Fiscal Council of Coalizão Brasil, Clima, Floresta e Agricultura since January 2025; a member of the Advisory Council of “Elas Lideram,” a United Nations Global Compact Brazil movement, since January 2024; a member of the Advisory Council of Brazil Foundation since March 2023; and a member of the Technical Committee of Ekos Brazil since March 2020. She is also a columnist for one of Brazil’s leading economic newspapers, Valor Investe/Valor Econômico. She was recognized by LinkedIn as a Top Voice in Sustainability. Previously, she served as a director at the B3 between 2009 and 2019, having assumed the role of president of the Deliberative Council of the Corporate Sustainability Index (ISE), as vice-chair and chair of the Board for Rede Brasil for UN Global Compact between 2017 and 2019, as vice-chair of the Advisory Council for CDP Latin America between 2018 and 2024, and as president of the Advisory Council for GRI Brasil between 2020 and 2022. She also served as director of human resources and internal communications and superintendent for BankBoston and Bank of America between 1998 and 2006, as a superintendent of sustainability and institutional communications at Banco Itaú between 2007 and 2009, and as director of social responsibility at Febraban between 2006 and 2009. Ms. Consiglio is a well-acknowledged ESG and corporate communications expert in the financial services industry, having been recognized in 2016 by the United Nations Global Compact as a Sustainable Development Goals Pioneer, among only 10 people in the world and also the first Brazilian woman. Ms. Consiglio holds a degree in journalism from Faculdade de Comunicação Cásper Líbero (1987). She has published three books, two of which are about sustainability, in 2021 and 2025.

Mr. Peter Ogilvie is a member of our board of directors. He is a partner and head of the Ares corporate strategy group. Additionally, he serves as the executive vice president for Ares Acquisition Corporation II, a special purpose acquisition company sponsored by Ares. Mr. Ogilvie has led the Ares corporate strategy group’s efforts on numerous landmark transactions. Prior to joining Ares in 2007, Mr. Ogilvie worked in the Leveraged Finance and Restructuring Group at Credit Suisse. Mr. Ogilvie holds a B.A. from Yale University in Economics.

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

Mr. Eugenio Garza y Garza is a member of our board of directors. He is an experienced executive and board member with extensive leadership experience across Latin America. He is currently a senior advisor at Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) and has served as a board member of O-I Glass, Inc. (NYSE: OI) and Regional S.A.B. de C.V. since 2025, and Vinte Viviendas Integrales, S.A.B. de C.V. since August 2024. He previously served on the board of Coca-Cola FEMSA, S.A.B. de C.V. from April 2023 to April 2024, as Chief Financial Officer of FEMSA and as Chief Executive Officer of Servicios Corporativos Javer, one of Mexico’s leading homebuilders. Earlier in his career, he held senior investment banking positions at Goldman Sachs, Merrill Lynch and Lazard. He holds a degree in Chemical Engineering from the Monterrey Institute of Technology and an MBA from the Stanford Graduate School of Business.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Alessandro Monteiro Morgado Horta (our chief executive officer and a member of our board of directors), with broad experience in the financial services industry.

The following table lists the names, ages and position of our current executive officers:

Name	Age	Position
Alessandro Monteiro Morgado Horta	55	Chief Executive Officer
Bruno Augusto Sacchi Zaremba	51	President of Finance and Operations
Sergio Passos Ribeiro	53	Chief Financial Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business address for our executive officers is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

Bruno Augusto Sacchi Zaremba is our president of finance and operations. He is a member of the Board of Directors of several Vinci Compass portfolio companies, such as Austral, CBO, Domino’s Pizza, Vero Internet and Bold Hospitality. Mr. Zaremba is also a member of the Board of Directors of Instituto Órizon, a nonprofit organization founded by Vinci Partners and three other alternative asset managers that works with the concept of venture philanthropy as applied to education- and Brazil-facing non-governmental organizations. Mr. Zaremba started his career in 1996 at Banco Pactual, where he worked as a sell side equity research analyst, leading research for banks, beverages, retail, food and tobacco. After becoming partner of Banco Pactual in 2001, he was assigned to lead the bank’s proprietary equity and debt investments in the U.S. Between 2006 and 2009, he worked in UBS Pactual Alternative Investments Management, with a focus in private equity. He joined Vinci Partners in 2009 as a partner, where he had been fully involved with our private equity strategy since the commencement of our operations. More recently, on top of senior roles across our Private Equity business, he has been appointed as responsible for Vinci Compass’ operations, finance, technology, corporate strategy and shareholder relations groups. Mr. Zaremba holds a bachelor’s degree in Economics from PUC-Rio, is a Chartered Financial Analyst, or CFA, and completed the OPM 50 program at the Harvard Business School.

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

For the years ended December 31, 2025 and 2024, the aggregate compensation expense for our key management personnel (including our executive officers and directors) for services in all capacities was R$19.9 million and R$24.0 million, respectively, which includes both benefits paid in kind and compensation. See note 22(a) to our audited consolidated financial statements included elsewhere in this annual report. We have not historically provided any pension, retirement or similar benefits to our directors or executive officers as part of their compensation and consequently we have not accrued any amounts for pension, retirement and similar benefits for our directors and executive officers.

Employment Agreements

None of our executive officers have entered into employment agreements with the Company. We have entered into director services agreements with our four independent directors, and such agreements do not provide for any benefits upon termination of their employment with the Company.

Long-Term Incentive Plans

Stock Option Plans

We have implemented stock option long-term incentive plans for eligible employees (each, a Stock Option Plan). The Stock Option Plans govern the issuance of equity incentive awards with respect to our Class A common shares. In the first issuance of stock options under our first Stock Option Plans, which was approved by our board of directors in May 2021, we issued stock options to certain eligible employees representing 2.775% of our common shares outstanding. Such options have an exercise price per share equal to US$18.00 (which was the price per share of our Class A common shares sold in our initial public offering), will vest ratably over a period of three years from February 1, 2021. Participants had the right to exercise their vested options for one year as of February 1, 2024, and no participants exercised their options on February 1, 2025. As a result, as of December 31, 2025, there were no outstanding stock options outstanding with respect to this plan.

In February 2023, our board of directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. As of December 31, 2025, we had granted stock options outstanding with respect to 1,088,853 Class A common shares under this plan.

In January 2024, our board of directors approved a third Stock Option Plan (as amended in March 2024), which aims to grant up to 1,413,650 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11.04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027. As of December 31, 2025, we had granted stock options outstanding with respect to 1,325,098 Class A common shares under this plan.

In January 2025, our board of directors approved a fourth Stock Option Plan, which aims to grant up to 2,569,000 options, each entitling the beneficiary to purchase one Class A common share. 1,717,994 of such options have an exercise price per share in the amount of US$9.81, while 851,006 options have an exercise price per share in the amount of US$12.50. Unless otherwise provided in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2028. As of December 31, 2025, we had granted stock options outstanding with respect to 2,394,873 Class A common shares under this plan.

In January 2026, our board of directors approved a fifth Stock Option Plan, which aims to grant up to 1,500,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$13.13; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2029.

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

Restricted Shares Plan

We have implemented a Restricted Shares Plan for eligible employees, which was approved by our board of directors on April 4, 2022. The Restricted Shares Plan governs the issuance of equity incentive awards, or RSUs, with respect to our Class A common shares. We expect that the Restricted Shares Plan will not exceed 1.65% of our common shares at any given time. We expect to issue shares to certain eligible employees at no cost. Such shares will vest ratably over a period from one to six years. As of December 31, 2025, we had granted 781,881 Class A RSUs and there were 509,324 RSUs outstanding under this plan.

In January 2026, our board of directors approved an additional Restricted Shares Plan pursuant to which certain officers or employees of the Company, and its Subsidiaries shall receive up to 205,000 equity incentive awards, or RSUs, with respect to our Class A common shares. We expect to issue shares to certain eligible employees at no cost. Such shares will vest over three years.

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

Audit Committee

The members of our audit committee are Ana Marta Horta Veloso, Guilherme Stocco Filho, Sonia Consiglio and Eugenio Garza y Garza, who assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Ana Marta Horta Veloso serves as chairperson of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate. Ana Marta Horta Veloso is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Ana Marta Horta Veloso, Guilherme Stocco Filho, Sonia Consiglio and Eugenio Garza y Garza satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Innovation Committee

The members of the innovation committee are Guilherme Stocco Filho, who is the chairperson, Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta and Ana Marta Horta Veloso.

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

As of December 31, 2025, 2024 and 2023, we had 594, 594 and 275 full-time employees, respectively. As of December 31, 2025, all our employees were based in our offices in Buenos Aires, Bogotá, Lima, Mexico City, Miami, Montevideo, New York, Recife, Ribeirão Preto, Rio de Janeiro, São Paulo and Santiago.

The table below breaks down our full-time personnel by function as of December 31, 2025:

Function	Number of Employees	% of Total
Client relations	112	19%
Credit	59	10%
Real assets	35	6%
Global IP&S	32	5%
Private equity	21	4%
Equities	19	3%
Corporate advisory	12	2%
Support areas	304	51%

Total	594	100%

Our employees in Brazil are affiliated with the union of capital markets employees for the geographic area in which they work.

E.	Share Ownership

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

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares and our Series A convertible preferred share as of December 31, 2025.

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

	Shares Beneficially Owned						% of Total Voting Power(1)
	Common Shares				Preferred Shares
Shareholders	Class A		Class B		Series A
	Shares	%	Shares	%	Shares	%
5% Shareholders
Gilberto Sayão da Silva(2)	—	—	14,466,239	100%	—	—	71.3%
Alessandro Monteiro Morgado Horta	8,266,422	16.2%	—	—	—	—	4.1%
Ares Management LLC(3)	7,354,020	14.4%	—	—	100,000	100%	3.6%
Costanera Management LLC(4)	7,022,893	13.8%	—	—	—	—	3.5%
Compass Group Cayman Ltd.(5)	4,760,491	9.3%	—	—	—	—	2.3%
SPX Gestão de Recursos Ltda.(6)	4,000,725	7.9%	—	—	—	—	2.0%

Executive Officers and Directors
Gilberto Sayão da Silva (2)	—	—	14,466,239	100%	—	—	71.3%
Alessandro Monteiro Morgado Horta	8,266,422	16.2%	—	—	—	—	4.1%
Paulo Fernando Carvalho de Oliveira	1,859,944	3.7%	—	—	—	—	1.1%
Guilherme Stocco Filho	—	—	—	—	—	—	—
Ana Marta Horta Veloso	—	—	—	—	—	—	—
Bruno Augusto Sacchi Zaremba	1,332,783	2.6%	—	—	—	—	0.7%
Sergio Passos Ribeiro	849,438	1.7%	—	—	—	—	0.5%
Sonia Consiglio	—	—	—	—	—	—	—
Peter Ogilvie	—	—	—	—	—	—	—
Manuel Jose Balbontín Fernandez(4)	7,022,893	13.8%	—	—	—	—	3.5%
Jaime de la Barra(5)	4,760,491	9.3%	—	—	—	—	2.3%
Eugenio Garza y Garza	—	—	—	—	—	—	—
All directors and executive officers as a group (12 persons)	24,091,971	47.3%	—	—	—	—	83.5%

Other Pre-IPO Vinci Compass Brazil Shareholders(7)	9,799,640	19.2%	—	—	—	—	6.3%

Other Public Float Shareholders	17,064,248	33.5%	—	—	—	—	6.5%

Total(8)	50,955,859	100.0%	14,466,239	100.0%	100,000	100.0%	100.0%

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

(6)

Based on a statement on Schedule 13F filed by SPX Gestão de Recursos Ltda. on February 13, 2026, the date of the last available Schedule 13F filed by such person with the SEC. Such person’s business address is Rua Humaita, 275, 5th floor, Rio de Janeiro, Rio de Janeiro 22261-005, Brazil.

(7)	Includes all shareholders of Vinci Compass Investimentos Ltda. prior to our IPO that are not directors or executive officers of Vinci Compass.

(8)

Does not include (i) 5,452,313 Class A common shares held in treasury, and (ii) the 7,354,020 Class A common shares beneficially owned by Ares, which would result from the conversion of its Series A convertible preferred shares as described in footnote (3) above.

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

Receivables from Related Parties

We paid refundable expenses for non-operational related companies. As of December 31, 2025 and 2024, we had receivables from these companies in the amount of R$14.9 million and R$23.3 thousand, respectively.

Employees Loans

We advanced payments to our employees, in which the amount is rated at the CDI Rate, in the amount of R$17.1 million and R$15.1 million in the years ended December 31, 2025 and 2024, respectively.

Receivables from Employees

We sold part of our treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029 and as restated by an inflation index. These receivables amounted to R$28.2 million and R$29.2 million in the years ended December 31, 2025 and 2024, respectively.

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

In the years ended December 31, 2025, 2024 and 2023, we paid dividends totaling R$209.8 million, R$203.2 million and R$190.1 million, respectively.

In the year ended December 31, 2025, we declared dividends per share related to earnings in the amount of US$9.5 million for the first quarter of 2025, US$9.5 million for the second quarter of 2025, and US$9.5 million for the third quarter of 2025—totaling US$28.5 million, or R$156.3 million, which amounts were entirely paid as of December 31, 2025.

In the year ended December 31, 2025, holders of the Series A convertible preferred shares received dividends in cash amounting to US$8.0 million, or R$45.5 million.

On March 4, 2026, Vinci Compass declared a quarterly dividend distribution of US$0.17 per common share to shareholders of record as of March 19, 2026 amounting to US$10.9 million, or R$56.7 million, which was paid on April 2, 2026.

Certain Cayman Islands and Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of its profit, its share premium account or out of any other sources or reserves (other than paid-up capital), provided that such payment does not result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

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

Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, costly, require significant management time, and divert significant operational resources.

We are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor, tax, and social security claims, as well as other proceedings, which we believe are common and incidental to business operations in Brazil and Latin America in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss made by outside counsel includes analysis of available evidence, hierarchy of laws, available case law, recent court rulings, and their relevance to the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of December 31, 2025, we had recorded a provision of R$44.4 million in our audited consolidated financial statements as we are aware of three legal proceedings for which we believe a loss is probable in accordance with accounting rules. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

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

As of December 31, 2025, we were not aware of any legal proceedings of a civil nature for which we believe a loss is probable in accordance with applicable accounting rules.

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

As of December 31, 2025, we were party to four (4) labor-related judicial proceedings. As such, we have recorded a provision of R$0.3 million in our audited consolidated financial statements related to a legal proceeding for labor-related matters for which we believe a loss is probable in accordance with accounting rules. Out of those four (4) proceedings, we were party to two labor-related lawsuits totaling R$0.2 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

Tax and Social Security Matters

As a result of the business combination with Verde, Vinci Compass recognized, at the acquisition date, judicial deposits and a provision for contingencies related to the legal proceedings in the amounts of R$43.7 million and R$44.0 million, respectively, in accordance with IFRS 3.

Pursuant to the share purchase agreement, any amounts ultimately realized or paid in connection with the settlement of the contingency, including the related judicial deposit, will be for the benefit of the former shareholders. Accordingly, this arrangement has been accounted for as a separate transaction from the business combination and, to the extent applicable, gives rise to a corresponding indemnification right. As a result, any gain or loss arising from the resolution of such contingency will not have an impact on Vinci Compass’ consolidated profit or loss.

In addition, as of December 31, 2025, we were party to two administrative proceedings, which amounted to a total of R$20.5 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. The main proceeding was filed in 2018 to charge debts related to IRPJ/CSLL/PIS/COFINS for the 2013 fiscal year and amounted to a R$20.5 million payment, which already corresponds to the principal amount plus the fines and interest as of December 31, 2025. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

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

General

Vinci Compass Investments Ltd. was incorporated on September 21, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act. At a meeting held on June 30, 2025, our shareholders approved an amendment to our memorandum and articles of association whereby our corporate name was changed to Vinci Compass Investments Ltd.

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

Our Articles of Association authorize the issuance of up to 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association) and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association. As of December 31, 2025, we had 50,955,859 Class A common shares and 14,466,239 Class B common shares of our authorized share capital issued and outstanding. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding.

Our Class A common shares are listed on the Nasdaq under the symbol “VINP.”

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

As of December 31, 2025, we had a total issued share capital of US$3,271.10, divided into 65,422,098 common shares. Those common shares were divided into 50,955,859 Class A common shares and 14,466,239 Class B common shares. In addition, we had 100,000 Series A convertible preferred shares of our authorized share capital issued and outstanding.

Treasury Stock

As of December 31, 2025, Vinci Compass had 5,452,313 Class A common shares in treasury.

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

So long as Mr. Sayão da Silva has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vinci Compass, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vinci Compass has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your

Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vinci Compass. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Gilberto Sayão da Silva owns 100% of our outstanding Class B common shares, which represent approximately 71.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.”

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets, and receive directly our proportionate share of the income, of any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. As an investment platform, we generate active income primarily from our management services. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, we believe that we were likely not a PFIC for our 2025 taxable year. However, this belief is based in part on our determination of the value of our equity utilizing various criteria, including discounted cash flows, market prices for certain of our assets and a control premium, which differs from the market price of our

Class A common shares. Using similar criteria, we believe that we were likely not a PFIC for our 2024 and 2023 taxable years. For 2022 and prior taxable years, our expectation as to whether or not we were a PFIC was based on the market price of our Class A common shares. Whether we were a PFIC in 2025, and whether we will be a PFIC in any future year, is uncertain because, among other things, (i) we hold a substantial amount of investments that generate passive income; (ii) our PFIC status for any taxable year depends on the composition of our income and assets and the value of our assets from time to time (which may be uncertain and potentially volatile); and (iii) the law applicable to determining whether our goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation. To the extent that any growth in our passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we were not a PFIC in 2025 or that we will not be a PFIC for any future taxable year. In addition, there can be no assurance that the IRS will agree with our conclusion or our methodology for determining, or our determination of, the value of our goodwill. If we are a PFIC for any year during which a U.S. Holder holds our Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds our Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

If we were a PFIC for any taxable year during which a U.S. Holder held any of our Class A common shares, absent making certain elections (as described below), such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our Class A common shares would be allocated ratably over a U.S. Holder’s holding period for our Class A common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received on a U.S. Holder’s Class A common shares exceeds 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if our Class A common shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Nasdaq, on which our Class A common shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If a U.S. Holder makes the mark-to-market election, such holder generally will recognize as ordinary income any excess of the fair market value of such holder’s Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in their Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for our Class A common shares. We do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election.

In addition, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply if we were a PFIC for the taxable year in which we paid a dividend or the prior taxable year.

If a U.S. Holder owns our Class A common shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year. A failure to file this form (or any successor form) as required may toll the running of the statute of limitations in respect of each taxable year for which such form is required to be filed. As a result, the taxable years with respect to which a U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

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

See note 4.1(c) of our audited consolidated financial statements for a summary of our net debt as of December 31, 2025, 2024 and 2023.

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025, due to the material weaknesses discussed in “Item 3. Key Information—D. Risk factors—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer, or CFO, as of December 31, 2025 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2025, our internal controls were not effective due to the material weaknesses discussed above.

C.	Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm because, as an “emerging growth company,” as defined under the JOBS Act, we are exempt from this requirement.

D.	Changes in internal control over financial reporting

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2025, 2024 and 2023. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified relate to the processes necessary to comply with the reporting and compliance requirements of IFRS Accounting Standards and the SEC and managing access to our systems, data and end-user computing, or EUC, and computer operations controls, which were not designed or operating effectively. To address these material weaknesses, in 2021, we hired an external consultant with the experience we deemed necessary to assist us with designing the required processes and controls, addressing any systems and EUC deficiencies. In 2022, such consultant, along with the Company, mapped out the processes and designed a risk and control framework relating to internal controls over financial reporting, and suggested action plans for some of our internal controls to be validated by the applicable staff. The consultant’s work was completed in 2023 and has enabled us to focus on control gaps and related action plans. Notwithstanding, as the risk and control framework requires continuous updating, new risks and controls or control gaps that are not mapped in the current assessment may arise.

Moreover, we identified control deficiencies as of December 31, 2025, 2024 and 2023, related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions. Such deficiencies, when considered in the aggregate, would be considered a material weakness. Beginning in the year ended December 31, 2022, we have sought to remedy these deficiencies through procedures such as updated accounting policies and procedures, and controls regarding the reviewing process and the accuracy of the information required to produce the financial statements. In 2023, formal review and documentation processes were implemented for accounting procedures and controls related to the accuracy of information required to produce the financial statements. In 2024, we also hired an external consultant to support the accounting team in preparing and developing an internal manual for significant accounting policies, and the material produced by this consultant was finalized and implemented in connection with our year-end 2025 financial reporting process. While we have made progress in addressing these matters, our remediation efforts remain ongoing.

With respect to our entity-level controls, which were previously considered inadequate due to the lack of formalized procedures and controls in several processes, we have continued to evolve and enhance our control environment. Consequently, our business was exposed to risk from potential noncompliance with internal policies, which could have resulted in reputational harm. Building on the remediation efforts initiated in prior periods, including the engagement of a consulting company, we continued to advance these efforts in 2025. While such engagement has been completed, the related efforts remain ongoing as we continue to enhance and formalize our control environment. For more information, see “See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

The audit committee, which consists of Ana Marta Horta Veloso, Guilherme Stocco Filho, Sonia Consiglio and Eugenio Garza y Garza, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.

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

ITEM 16C. Principal accountant fees and services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2025 and 2024. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2025 and 2024. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 in connection with our initial public offering, and such ongoing appointment was approved by our audit committee for each of the three years ended December 31, 2025:

	For the Year Ended December 31,
	2025	2024
	(in R$ thousands)
Audit fees	2,596	1,323
Audit-related fees	938	2,833
Tax fees	223	—
All other fees	—	—

Total	3,757	4,156

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

Tax fees

Tax fees primarily relate to advisory services, as well as the review of tax compliance obligations for one of our entities.

All other fees

In 2025 there are no other fees in addition to the audit, audit-related, and tax fees discussed above.

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

Set forth below, in tabular format, is disclosure on the repurchase of our Class A common shares for the year ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Real Value of Shares that May Yet Be Purchased under the Plans or Programs(1)
January 1 to January 31, 2025	239,565	R$	59.72	239,565	9,178,024
February 1 to February 29, 2025	188,583	R$	59.81	188,583	9,143,751
March 1 to March 31, 2025	255,000	R$	57.74	255,000	9,097,408
April 1 to April 30, 2025	173,762	R$	56.29	173,762	9,065,829
May 1 to May 31, 2025	—		—	—	9,065,829
June 1 to June 30, 2025	—		—	—	9,065,829
July 1 to July 31, 2025	—		—	—	9,065,829
August 1 to August 31, 2025	—		—	—	9,065,829
September 1 to September 30, 2025	—		—	—	9,065,829
October 1 to October 31, 2025	—		—	—	9,065,829
November 1 to November 30, 2025	—		—	—	9,065,829
December 1 to December 31, 2025	—		—	—	9,065,829

Total	6,149,717	R$	58.42	6,149,717	9,065,829

(1)

For convenience purposes only, amounts in reais as of December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

We have some countries with business-relevant IT infrastructure in datacenters within their offices, such as Chile, Argentina, Peru and Mexico. System backups are stored in the cloud, using the Acronis backup solution on a daily basis.
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
We also leverage Microsoft Azure and AWS to support our server infrastructure and to host client-facing systems that are accessible via the internet. These cloud services provide a redundant and resilient infrastructure designed to promote high availability and reduce the risk of service disruptions. This architecture is critical to ensuring operational continuity and delivering a reliable and consistent experience to our clients.
Cybersecurity Incidents and Threats
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Risks Relating to Our Business and Industry—Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services could expose us to liability and protracted and costly litigation and damage our reputation” in this annual report.
Cybersecurity Risk Management
Cybersecurity risk management is an integral component of the Company’s enterprise risk management framework, aligned with the principles of ISO 31000. The Company maintains structured processes to identify, assess, manage, and monitor cybersecurity and information security risks that could materially affect its operations, financial condition, or reputation. These processes include periodic risk assessments evaluating the likelihood and potential economic, legal, reputational, regulatory, and operational impacts of cybersecurity threats.
The Company evaluates the effectiveness of its policies, technical controls, training programs, and incident response and recovery plans to determine residual risk levels against its defined risk appetite. When risks exceed acceptable thresholds, mitigation action plans are implemented and monitored until risks are reduced to acceptable levels. Oversight of cybersecurity risks is provided by the Board of Directors and management through regular reporting and review. Additionally, cybersecurity risks related to critical third-party
vendors are assessed and monitored to support operational continuity and information security.
Cybersecurity and Artificial Intelligence
Cybersecurity is essential when implementing AI tools and solutions because these systems dramatically expand an organization’s attack surface and may handle large amounts of sensitive data. AI models often access code, files, workflows, and integrated systems—meaning a single vulnerability can lead to data leaks, unauthorized actions, or persistent backdoors.
Cybersecurity & fraud amplification
AI has made cyber threats more scalable and more convincing, particularly phishing and impersonation attempts targeting employees and payment or credential workflows.

We seek to maintain robust internal cybersecurity controls designed to mitigate risks, combining technology and employee training. These controls include enterprise-grade security software, continuous monitoring, and mandatory training programs for all employees. We also maintain a dedicated committee focused on cybersecurity risk oversight, ensuring governance, escalation protocols, and continuous improvement. In addition, our specialized IT team works daily to reduce phishing exposure, investigate suspicious activity, and reinforce protective models and controls across endpoints and the corporate network. While we believe these measures are appropriate, they may not be sufficient to prevent all cybersecurity incidents.
Confidentiality, data leakage, and cross-border data handling
A key risk is inadvertent disclosure of confidential information (client data, proprietary research, or sensitive business information) when employees use new AI platforms without proper safeguards.
We run recurring internal trainings that emphasize safe usage and reinforce clear expectations for caution when interacting with AI tools. Participation is required, and the objective is practical: ensure employees understand what should never be shared and how to evaluate risk. We also require employees to notify our IT team when they intend to use a new AI platform so that we can assess the tool’s security posture, data handling practices, and appropriate usage boundaries before it is adopted more broadly.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-79 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Vinci Compass Investments Ltd., as adopted on June 30, 2025.*

1.2	Certificate of Designations of Series A Convertible Preferred Shares, Par Value US$0.00005, of Vinci Partners Investments Ltd. dated October 26, 2023 (incorporated herein by reference to Exhibit 99.1 of our Current Report on Form 6-K (File No. 001-39938) filed with the SEC on October 26, 2023).**

2.1	Description of Securities registered under Section 12 of the Exchange Act.*

4.1	Vinci Partners Investments Ltd. 2021 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-271473) filed with the SEC on April 27, 2023).**

4.2	Vinci Partners Investments Ltd. 2023 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to our registration statement on Form S-8 (File No. 333-271473) filed with the SEC on April 27, 2023).**

4.3	Vinci Partners Investments Ltd. 2022 Restricted Share Unit Award Plan (incorporated herein by reference to Exhibit 99 to our registration statement on Form S-8 (File No. 333-264118) filed with the SEC on April 4, 2022).**

4.4	Securities Purchase Agreement dated October 10, 2023, by and among Vinci Partners Investments Ltd. and Ares Investments Holdings LLC (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (File No. 001-39938) filed with the SEC on October 10, 2023).**

4.5	Vinci Partners Investments Ltd. 2024 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-276712) filed with the SEC on filed January 26, 2024).**

4.6	Vinci Partners Investments Ltd. 2024 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-278660) filed with the SEC on April 12, 2024).**

4.7	Vinci Partners Investments Ltd. 2025 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-284588) filed with the SEC on January 29, 2025).**

4.8	Registration Rights Agreement, dated October 29, 2024, by and among Vinci Partners Investments Ltd., Manuel José Balbontín and Jaime de la Barra (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-39938) filed with the SEC on April 29, 2025).**

4.9	Vinci Compass Investments Ltd. 2026 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-293096) filed with the SEC on January 30, 2026).**

4.10	Vinci Compass Investments Ltd. 2026 Restricted Share Unit Award Plan (incorporated herein by reference to Exhibit 99.2 to our registration statement on Form S-8 (File No. 333-293096) filed with the SEC on January 30, 2026).**

8.1	List of subsidiaries.*

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-251871) filed with the SEC on January 19, 2021).**

11.1	Global Code of Ethics and Whistleblower Policy, as adopted in December 2025.*

11.2	Statement of Trading Policies, as adopted on February 24, 2023 (incorporated herein by reference to Exhibit 99.1 to our annual report on Form 20-F (File No. 001-39938) filed with the SEC on April 18, 2024).**

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.*

97.1	Compensation Recoupment Policy, as adopted on October 25, 2023 (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-39938) filed with the SEC on April 18, 2024).**

101	Inline Interactive Data File – The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 20, 2026

Vinci Compass Investments Ltd.

By:	/s/ Alessandro Monteiro Morgado Horta
Name: Alessandro Monteiro Morgado Horta
Title: Chief Executive Officer

By:	/s/ Sergio Passos Ribeiro
Name: Sergio Passos Ribeiro
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Vinci Compass Investments Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Vinci Compass Investments Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and December 31, 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
/s/
PricewaterhouseCoopers
Auditores Independente Ltda.
Rio de Janeiro
, March 4, 2026
We have served as the Company’s auditor since 2010.

Vinci Partners Investments Ltd.
Consolidated balance sheet
All amounts in thousands of reais unless otherwise stated

	Note	12/31/2025	12/31/2024
Assets
Current assets
Cash and cash equivalents	5(c)	280,091	223,302

Cash and bank deposits	5(c)	121,498	99,156
Financial instruments at fair value through profit or loss	5(c)	153,729	120,492
Financial instruments at amortized cost	5(c)	4,864	3,654
Financial instruments at fair value through profit or loss	5(d)	1,534,471	1,531,036
Accounts receivable	5(a)	214,706	227,951
Sub-leases receivable	11	—	1,758
Taxes recoverable		20,010	22,137
Other assets	7	70,168	55,273

Total current assets		2,119,446	2,061,457

Non-current assets
Financial instruments at fair value through profit or loss	5(d)	151,615	140,824
Financial instruments at amortized cost	6	6,141	6,991
Accounts receivable	5(a)	17,518	15,901
Sub-leases receivable	11	—	4,081
Taxes recoverable		1,225	704
Deferred taxes	21	47,393	31,346
Other assets	7	38,315	49,468

		262,207	249,315

Investments accounted for using the equity method	8(b)	65,796	55,081
Judicial deposits	24	43,999	—
Property and equipment	9	74,095	59,132
Right of use – Leases	11	141,226	102,117
Intangible assets	10	1,326,216	1,057,949

Total non-current assets		1,913,539	1,523,594

Total assets		4,032,985	3,585,051

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated balance sheet
All amounts in thousands of reais unless otherwise stated

	Note	12/31/2025	12/31/2024
Liabilities and equity
Current liabilities
Trade payables		13,369	11,527
Leases	11 and 5(e)	33,307	33,303
Accounts payable	12	38,101	38,667
Labor and social security obligations	13	199,422	182,071
Loans and obligations	15	93,862	45,220
Taxes and contributions payable	14	35,047	40,855

Total current liabilities		413,108	351,643

Non-current liabilities
Accounts payable	12	6	—
Leases	11 and 5(e)	126,877	86,152
Labor and social security obligations	13	9,221	8,992
Loans and obligations	15	872,770	816,322
Deferred taxes	21	4,641	5,086
Provision for contingencies	24	44,446	—
Retirement plans liabilities	16	508,416	374,813

Total non-current liabilities		1,566,377	1,291,365

Total liabilities		1,979,485	1,643,008

Equity	17
Share capital		19	18
Additional paid-in capital		2,236,406	2,097,712
Treasury shares	17(f)	(306,608)	(259,773)
Retained earnings		91,974	30,682
Other comprehensive income and other reserves		(43,013)	73,769

		1,978,778	1,942,408

Non-controlling interests	8(c)	74,722	(365)

Total equity		2,053,500	1,942,043

Total liabilities and equity		4,032,985	3,585,051

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of income
Years ended December 31
All amounts in thousands of reais unless otherwise stated

	Note	2025	2024	2023
Statements of Income
Net revenue from services rendered	18	977,403	600,779	454,420
General and administrative expenses	19	(725,434)	(411,975)	(252,264)

Operating profit		251,969	188,804	202,156

Finance income	20	145,381	86,871	121,809
Finance expenses	20	(134,249)	(112,225)	(54,580)

Finance income/(expense), net		11,132	(25,354)	67,229

Net profit/(loss) of investments accounted for using the equity method	8	(1,067)	(1,500)	—

Profit before income taxes		262,034	161,950	269,385

Income taxes	21	(42,740)	(45,977)	(49,926)

Profit for the year		219,294	115,973	219,459

Attributable to the shareholders of the parent company		217,579	118,202	220,608
Attributable to non-controlling interests		1,715	(2,229)	(1,149)
Basic earnings per share	17 (g)	3.43	2.14	4.02
Diluted earnings per share	17 (g)	3.21	2.08	3.85
The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of comprehensive income
Years ended December 31
All amounts in thousands of reais unless otherwise stated

	2025	2024	2023
Profit for the year	219,294	115,973	219,459

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	(22,175)	26,498	(2,603)
Total comprehensive income for the year	197,119	142,471	216,856

Attributable to:
Shareholders of the parent company	195,404	144,700	218,005
Non-controlling interests	1,715	(2,229)	(1,149)

	197,119	142,471	216,856

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of changes in equity
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Note	Share capital	Additional Paid-in capital	Retained earnings	Other reserves	Treasury shares	Total	Non-controlling interests	Total Equity
At December 31, 2022		15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the year		—		220,608	—	—	220,608	(1,149)	219,459
Other comprehensive income:
Foreign exchange variation of investee located abroad		—		—	(2,603)	—	(2,603)	—	(2,603)
Fair value option of convertible preferred shares	17(a)	—	34,141	—	—	—	34,141	—	34,141
Transactions costs from the issuance of preferred shares		—	(1,958)	—	—	—	(1,958)	—	(1,958)
Share based payments		—	(2,783)	—	10,330	2,783	10,330	—	10,330
Treasury shares bought, net of shares sold		—	(3,000)	—	—	(60,668)	(63,668)	—	(63,668)
Allocation of profit:
Dividends		—		(190,474)	—	—	(190,474)	—	(190,474)

At December 31, 2023		15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

Profit for the year		—		118,202	—	—	118,202	(2,229)	115,973
Other comprehensive income:
Foreign exchange variation of investee located abroad		—		—	26,498	—	26,498	—	26,498
Issuance of shares as part of business combination	8(a)	3	692,153	—	—	—	692,156	—	692,156
Share based payments		—	(2,735)	—	15,395	2,735	15,395	—	15,395
Treasury shares bought, net of shares sold		—	(144)	—	—	(89,645)	(89,789)	—	(89,789)
Allocation of profit:
Dividends		—		(198,964)	—	—	(198,964)	—	(198,964)

At December 31, 2024		18	2,097,712	30,682	73,769	(259,773)	1,942,408	(365)	1,942,043

Profit for the year		—	—	217,579	—	—	217,579	1,715	219,294
Other comprehensive income:
Foreign exchange variation of investee located abroad		—	—	—	(22,175)	—	(22,175)	—	(22,175)
Issuance of shares as part of business combination	8(a)	1	141,805	—	—	—	141,806	—	141,806
Minority interest as part of a business combitaion	8(a)	—	—	—	—	—	—	73,372	73,372
Redemption liability assumed as part of a business combination	15(v)	—	—	—	(62,788)	—	(62,788)	—	(62,788)
Revaluation of redemption liability	15(v)	—	—	—	(668)	—	(668)	—	(668)
Share based payments		—	(3,111)	—	23,861	3,111	23,861	—	23,861
Treasury shares bought, net of shares sold	17(f)	—	—	—	—	(49,946)	(49,946)	—	(49,946)
Allocation of profit:
Dividends		—	—	(156,287)	(55,012)	—	(211,299)	—	(211,299)
At December 31, 2025		19	2,236,406	91,974	(43,013)	(306,608)	1,978,778	74,722	2,053,500

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Consolidated statement of cash flows
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes		2025	2024	2023
Cash flows from operating activities
Profit before taxation			262,034	161,950	269,385
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	19		57,579	28,701	19,780
Investment income and exchange variation of financial instruments at fair value through profit or loss			(49,098)	(92,056)	(97,703)
Net foreign exchange on liabilities at amortized cost	15	(i)	(69,513)	136,374	(16,513)
Interest expense on loans and obligations	20		60,763	61,784	23,654
Gain/loss on remeasurement of contingent consideration	20		32,258	19,915	15,872
Net profit/(loss) of investments accounted for using the equity method	8	(b)	1,067	1,500
Share based payments	19		29,912	22,479	14,967
Financial result on lease agreements	20		15,248	7,757	9,109
Other adjustments			(610)	1,030	—

			339,640	349,434	238,551
Changes in assets and liabilities
Accounts receivables			17,694	(18,156)	(43,187)
Taxes recoverable			38,268	(4,777)	2,152
Other assets			21,480	(65,690)	(20,990)
Trade payables			2,693	(3,370)	622
Accounts payable			(22,655)	3,648	(1,575)
Labor and social security obligations			(25,688)	15,110	11,527
Taxes and contributions payable			(47,674)	815	(780)
Purchases of financial instruments related to retirements plans			(74,535)	(293,281)	(84,933)
Contribution for retirements plans			76,176	279,771	82,734
			(14,241)	(85,930)	(54,430)

Cash generated from operations			325,399	263,504	184,121
Income tax paid			(51,438)	(53,733)	(54,875)

Net cash inflow from operating activities			273,961	209,771	129,246

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	8		2,243	(223,068)	—
Purchases of property and equipment and additions to intangible assets			(39,929)	(19,317)	(36,738)
Purchase and sales of financial instruments at amortized cost			—	13,648
Purchase of financial instruments at fair value through profit or loss			(316,346)	(347,264)	(196,079)
Sales of financial instruments at fair value through profit or loss			467,336	357,006	455,781
Dividends received from joint ventures investments	8	(b)	3,415
Capital increase in joint ventures	8	(b)	(17,744)	(13,140)	—

Net cash (outflow) from investing activities			98,975	(232,135)	222,964

Cash flows from financing activities
Interest payments of loans and obligations	15		(52,640)	(47,934)	(11,975)
Principal payments of loans and obligations	15		(27,700)	(69,168)	(8,889)
Treasury shares acquisition paid, net of treasury shares sold	17	(e)	(51,101)	(90,288)	(62,769)
Lease payments, net of sublease received			(31,732)	(18,604)	(23,044	)p
Proceeds from loans and obligations	15		49,207	—	—
Issuance of convertible preferred shares	17	(f)	—	—	471,835
Dividends paid	17	(d)	(209,769)	(203,236)	(190,138)

Net cash (outflow) from financing activities			(323,735)	(429,230)	175,020

Net increase in cash and cash equivalents			49,201	(451,594)	527,230

Cash and cash equivalents at the beginning of the year	5	(c)	223,302	660,305	136,581
Foreign exchange variation of cash and cash equivalents in subsidiary			7,588	14,591	(3,506)

Cash and cash equivalents at the end of the year	5	(c)	280,091	223,302	660,305
Non-cash
financing activities
Dividends declared and not yet paid until December 31, 2025 and 2024 were R$ 2,560 (Note 12) and R$ 3,791, respectively.
Issuance of shares related to the business combination were R$ 833,962 (2024: R$ 692,156) (Note 8 (a)).
Consideration payable, contingent consideration
(earn-out)
and redemption liability as of December 31, 2025 and 2024 were 242,433 and 210,666 (Note 15), respectively. Vinci expects to pay part of the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out
obligation was classified as a financial liability.
The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations
Vinci Compass Investments Ltd., formerly known as Vinci Partners Investments Ltd., is an exempted entity incorporated in the Cayman Islands (referred to herein as “Entity”, “Group” or “Vinci Compass”). On July 9, 2025, Vinci Partners Investments Ltd. changes its name to Vinci Compass Investments Ltd. The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, corporate advisory services, distribution services and retirement services.
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
On October 06, 2025, Vinci Compass announced an agreement for a business combination with Verde, one of Brazil’s leading multi-strategy asset managers with a widely recognized brand. On December 01, 2025, the transaction was completed. Please see note 8(a) in further detail regarding the transaction.
Tax Reform on Consumption
In Brazil, on December 20, 2023, Constitutional Amendment No. 132 (“CA 132/2023”) was promulgated, establishing the consumption tax reform (“Reform”). The Reform adopts a dual VAT model split between two jurisdictions: a federal tax (the Contribuição sobre Bens e Serviços—CBS), which will replace PIS and COFINS, and a subnational tax (the Imposto sobre Bens e Serviços—IBS), which will replace ICMS and ISS. A Selective Tax (IS), under federal jurisdiction, was also created to be levied on the production, extraction, commercialization, or importation of goods and services harmful to health and the environment, as set forth in complementary law.
There will be a transition period from 2026 to 2032, during which the old and new tax systems will coexist. The full impact of the Reform on the calculation of the above-mentioned taxes from the start of the transition period will only be fully known upon completion of the regulation of the outstanding topics by complementary law. Accordingly, there is no impact from the Reform on the financial statements as of December 31, 2025.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
The consolidated financial statements have been prepared on a historical cost basis, except for the financial instruments assets that have been measured at fair value, the contingent considerations and the redemption liability related to the business combination.
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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

New and revised accounting standards
In August 2023, the IASB amended IAS 21 to add requirements to help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use where it is not. Prior to these amendments, IAS 21set out the exchange rate to use when exchangeability is temporarily lacking, but not what to do when lack of exchange ability is not temporary. These new requirements apply for annual reporting periods beginning on or after 1January 2025.
Vinci Compass determined that the amendments did not have a material impact on the group’s consolidated financial statements.
New standards and interpretations not yet adopted
The IASB made the following improvements:
IFRS 1, ‘First-time Adoption of International Financial Reporting’ – to improve consistency between IFRS 1 and IFRS9, ‘Financial Instruments’, in relation to the requirements for hedge accounting, and to improve the understandability of IFRS 1;
IFRS 7, ‘Financial Instruments: Disclosures’ – to improve consistency in the language used in IFRS 7 with the language used in IFRS 13, ‘Fair Value Measurement’;
IFRS 9 – to clarify how a lessee accounts for the derecognition of a lease liability when it is extinguished, and to address an inconsistency between IFRS 9 and IFRS 15, ‘Revenue from Contracts with Customers’, in relation to the term ‘transaction price’;
IFRS 10, ‘Consolidated Financial Statements’ – to clarify the requirements in relation to determining de facto agents of an entity; and
IAS 7, ‘Statement of Cash Flows’ – to replace the term ‘cost method’ with ‘at cost’, since the term is no longer defined in IFRS Accounting Standards.
Vinci Compass determined that the amendments are not expected to materially impact on the group’s consolidated financial statements.
Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments: clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system and add further guidance for assessing whether a financial asset meets the sole payments of principal and interest criterion. New disclosures for certain instruments with contractual terms that can change cash flow and update the disclosures for equity instruments designated at fair value through other comprehensive income. Other amendments to IFRS 9 and IFRS 7, IASB have made targeted amendments about Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power.
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
The line items presented on the primary financial statements might change because of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position. The Group is assessing the potential impacts of this amendment to determine whether it could have any material effect on its operations or financial statements.
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
The IASB has issued amendments to IAS 21 addressing the translation of financial statements into a hyperinflationary presentation currency. The amendments apply to entities whose presentation currency is that of a hyperinflationary economy and whose own functional currency, or that of their foreign operations, is the currency of a non-hyperinflationary
economy. Under the revised guidance, all amounts, including comparative information, must be translated using the closing rate at the date of the most recent statement of financial position. An exception permits entities whose functional and presentation currency are both hyperinflationary to avoid re-translating
comparatives of foreign operations with a
non-hyperinflationary
functional currency. The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The Company has assessed the amendments and concluded that their adoption is not expected to have a material impact on its financial statements or operations.
The issuance of these consolidated financial statements was authorized by the Entity’s management on March 4, 2026.

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
Ownership interest in subsidiaries on December 31, 2025 and 2024 are as follows:

	Interest - %
	12/31/2025	12/31/2024
Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria Financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners Fund III GP Limited	100	100
GGN GP LLC	100	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	90	85
Vinci Vida e Previdência S.A. (3)	90	85
Vinci SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	100
VINCI US RE Corporation (5)	98	98
MAV Capital Gestora de Recursos SS Ltda. (6)	100	100
ICML Gestão de Negócios e Participações SS Ltda. (6)	100	100
Lacan Administração de Bens e Participações Ltda. (7)	100	100
Lacan Investimentos e Participações Ltda. (7)	100	100
SPS IV GP LLC	100	100
MNC Holdings Limited (8)	100	100
Investis Asset Management S.A. (8)	100	100
Compass Group S.A. (8)	100	100
Vinci CG Gestora de Recursos Ltda (8)	100	100
Compass Investments Brazil LLC (8)	100	100
Vinci Compass Chile SpA (8)	100	100
Vinci Compass Inversiones SpA (8)	100	100
Compass Group Chile S.A. Administradora General De Fondos (8)	100	100
VC Servicios Financieros SpA (8)	100	100
Compass Group S.A. Asesores de Inversion (8)	100	100
VC Asesorias e Inversiones SpA (8)	100	100
VC Distribución Institucional SpA (8)	100	100
Compass Group Chile Spa (8)	100	100
Compass Group SA Comisionista de Bolsa (8)	100	100
VC Asesores De Inversión Colombia S.A.S (8)	100	100
Compass Investmenst De Mexico S. A. de C. V. Sociedad Operadora de Fondos de Inversion (8)	100	100
Compass Investmenst Corporativo S.A. de C.V. (8)	100	100
CDI Sociedad Administradora de Proyectos S.A. De C.V (8)	100	100
MB Property Management Mexico S de RL De C.V. (8)	100	100
CDI Sociedad Desarrolladora de Proyectos S.A. de C.V. (8)	—	100
Compass Group Holding S.A.P.I de C.V. (8)	100	100
Compass Servicios Operativos S de RL de C.V. (8)	100	100
Compass Desarrollo Inmobiliario S.A. de C.V. (8)	100	100
Compass Latin America Investments LLC (Delaware) (8)	100	100
Compass Capital Consultants S.A.C. (8)	100	100
Compass Peru S.A. (8)	100	100
Compass Group S.A.F. S.A. (8)	100	100
Compass Group Global Advisors S.A. (8)	100	100
Compass Group Uruguay Investment Advisors S.A. (8)	100	100
Bunara S.A. (8)	100	100
Cipresi S.A. (8)	100	100
CG Global Services S.A. (8)	100	100
Compass Group LLC Establecimiento Permanente en Chile (8)	100	100
Compass Group LLC (8)	100	100
CG Compass (USA) LLC (8)	100	100
Compass Group Holdings Inc (8)	100	100
Compass Group Investments Solutions LLC (8)	100	100
Compass Group Asset Management Holdings S.L.U. (8)	100	100
CDI Mexican Investments Ltd (8)	—	100
Compass Group GP S.à r.l. (Compass GP Luxemburgo) (8)	100	100
Inversiones La Esmeralda SpA (8)	100	100
Compass GSO COF IV Solutions GP Ltd (8)	100	100
Compass BXLS V Solutions GP (8)	100	100
Compass SP Solutions GP (8)	100	100
Compass LCP X Solutions GP (8)	100	100

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Compass Secondaries Solutions (8)	100	100
Compass Capital (Cayman) (8)	100	100
Compass BCP Asia II Solutions (8)	100	100
Verde Empreendimentos e Participações S.A. (9)	50	—
Verde Asset Agro e Imobiliário Ltda. (9)	35	—
Verde Asset Management S.A. (9)	50	—
Verde Serviços Internacionais S.A. (9)	50	—
VC Holding LATAM S.A.S.	100	—
MNVC UK Ltd.	100	—
AGILIZANDO TUS FINANZAS, S.A.P.I. de C.V., SOFOM, E.N.R.	100	—
Vinci Lacan IV GP, LLC	100	—
VISA GP, LLC	100	—
VIR V GP, LLC	100	—

(1)	Minority interest represents less than 0.001%.
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

(6)
On 29 June 2024, Vinci Gestora Recursos Ltda. acquired 30% of the issued share capital of MAV Capital Gestora de Recursos Ltda. and 100% of the issued share capital of ICML Gestão de Negócios e Participações SS Ltda. Vinci Compass has direct and indirect interest on MAV Capital Gestora de Recursos SS Ltda. Vinci Compass has indirect interest through its ownership interest on ICML Gestão de Negócios e Participações SS Ltda., which holds 70% of ownership interest at MAV.

(7)	Subsidiaries consolidated after Lacan business combination. Please see note 8(a)(iii) for further details of the transaction.
(8)	Subsidiaries consolidated after Compass business combination. Please see note 8(a)(ii) for further details of the transaction.
(9)	Subsidiaries consolidated after Verde business combination. Please see note 8(a)(iv) for further details of the transaction.
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
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss.
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
The annual movement in the general price index for the year ended on December 31, 2025, was 31.50% (117.76% in 2024).

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
Monetary results for the year:
The monetary result for the year corresponds to the effect of holding monetary assets and liabilities included in the financial statements, relative to historical figures.
The financial statements in Argentina companies are adjusted or restated for the effects of price changes before being converted to Brazilian reais. Inflation adjustments are made following the provisions of international accounting standard 29 “Financial information in hyperinflationary economies”. The Group’s accounting policy for recording operations in hyperinflationary economies consists of recording in Translation differences both the revaluation of non-monetary
items and the translation differences generated by converting the restated financial statements of the subsidiaries in these countries into Brazilian Reais. The amounts included in translation differences are as follows:

	2025	2024 (*)
Loss/Gain on the monetary position	1,020	(136)
Foreign currency translation adjustment	(78)	(74)

	942	(210)

(*)	The amounts included in Translation differences since the Compass Business Combination (October 27, 2024) until December 31, 2024.

2.4	Cash and cash equivalents
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
For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). Vinci Compass has no financial assets classified as FVOCI as of December 31, 2025, and 2024.
The Group classifies debt investments when and only when its business model for managing those assets changes.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii) Recognition and derecognition
Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
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

2.6	Accounts receivable
Receivables are amounts mainly due to corporate advisory services, investment fund management services rendered in the ordinary course of Group’s business, as well as commissions and upfront fees charged to international managers. Except for certain long-term advisory fees, administration fees contingent upon the realization of invested fund assets and unrealized performance fee, collection is expected in less than one year; therefore, they are classified as current assets.
Accounts receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less allowance for expected credit losses. See note 5 for further information about the Group’s accounting for accounts receivable.
The Group uses a provision matrix to calculate expected credit losses, for accounts receivables When applicable, the Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historically observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the expected credit losses on our accounts receivable and contract assets is disclosed in note 5.

2.7	Intangible assets
Goodwill
Goodwill is measured as described in note 2.16. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at costless accumulated impairment losses.
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
Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use.

•	Management intends to complete the software product and use or sell it.

•	There is an ability to use or sell software products.

•	It can be demonstrated how the software product will generate probable future economic benefits.

•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available.

•	The expenditure attributable to the software product during its development can be reliably measured.
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
During the years ended December 31, 2025, and 2024 management do not identify any event that could impact the recoverable value of the intangible assets.

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
Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

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
The Entity recognizes liabilities for situations where it is probable that additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the current and deferred tax assets and liabilities in the period in which such determination is made.
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
Brazilian tax regime
As permitted by tax legislation, certain of the Entity’s investees opted for the deemed profit regime, according to which the income tax calculation basis is 32% of revenues from service rendering and 100% of finance income, on which regular rates of 15% are levied, plus an additional 10% for income tax over a certain limit and 9% for social contribution. The Entity opted for the actual taxable profit regime. The entities that opted for the deemed profit regime evaluate their income tax and social contribution expenses based on the services revenue and realized investment income recognized on monthly basis.

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
Earnings per share
(i) Basic earnings per share
Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the Entity;

•	by the weighted average number of shares outstanding during the financial year, adjusted for bonus elements in shares issued during the year and excluding treasury shares.
(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and;

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potential dilutive ordinary shares.

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
Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 23 “Segment Reporting” for a disaggregated presentation of revenues from contracts with customers, as follows:

(a)	Management fees
Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci Compass to provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.02% and 4.00% (2024: between 0.02% and 4.00%).
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
As a multi-asset-class asset management firm, Vinci Compass manages a number of funds with different performance fee structures that may be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, , (3) closed-ended funds focused on income generation and (4) portfolio management.
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
Certain discretionary portfolio management clients are charged performance fees in addition to the annual management fee. Such fees are generally calculated as a percentage (e.g., 10% or 15%) of the excess return over a contractually defined benchmark corresponding to the client’s investment strategy. The performance fee is determined annually, based on the portfolio’s average assets under management (AUM) during the year, and is calculated within the first five business days of the subsequent year. No performance fee is charged when the portfolio generates a negative return, even if it outperforms the benchmark.
The performance revenue is determined and recorded at the end of the reporting period and is not subject to clawback once paid.
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
Any goodwill that arises is tested annually for impairment. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’(shall not exceed one year from the acquisition date) about facts and circumstances which existed at the acquisition date.
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
Loans and obligations are initially recognized at fair value, net transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.
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
Redemption liability is initially recognized at fair value. It is recorded in the equity attributable to the parent. Subsequent remeasurements of this obligation is recognized directly in equity, as it represents transactions with non-controlling
shareholders.

2.18	Investments accounted for using the equity method
Investments are comprised of associates and joint ventures, accounted for using the equity method of accounting. Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated statement of financial position.
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
The carrying amount of equity-accounted investments is tested for impairment, at least, annually.

2.19	Non-controlling interest
Non-controlling
interests (“NCI”) represent the equity in subsidiaries not attributable, directly or indirectly, to the Group.
Non-controlling
interests are presented within equity in the consolidated statement of financial position, separately from the equity attributable to the owners of the Group. Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance.
Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

3	Accounting estimates and judgments
The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The main estimations and assumptions made by the Entity are included as follows:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Fair value measurement of retirement plans liabilities.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

•	Financial evaluation of compound instruments.

•	Estimated useful lives for fixed and intangible assets.

•	Purchase price allocation on business combinations.

•	Estimative and assumptions related to lease contracts, including variable considerations, evaluation of implicit interest rate and extensions options.

4	Financial risk management
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
(i) Risk management
As of December 31, 2025, and 2024 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparties, which have investment-grade evaluated by credit agencies. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci Compass’s treasury review expected credit losses on a regular basis.
(ii) Impairment of financial assets
The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

•	Loans and receivables from employees and related parties, evaluated at amortized cost.

•	Advances to projects in progress.
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

(b)	Market risk
(i) Foreign exchange risk
At the reporting date, the carrying amount value of the Group’s financial assets and liabilities exposed to other currencies were as follows:

Balance sheet	12/31/2025	12/31/2024

Cash and cash equivalents	120,834	96,259
Financial instruments at fair value through profit or loss	214,142	102,626
Accounts receivable	40,674	171,744
Taxes recoverable	6,729	18,940
Other receivables	26,848	25,921

Current assets	409,227	415,490

Financial instruments at fair value through profit or loss	128,720	120,846
Intangible assets	16,915	–
Financial instruments at amortized cost	11,883	6,991
Other receivables	—	1,949
Investments accounted for using the equity method	61,592	55,081
Deferred taxes	14,988	10,313
Lease, property and equipment	66,802	89,130

Non - current assets	300,900	284,310
Trade payables	14,086	11,527
Leases	45,978	12,038
Accounts payable	997	6,402
Loans and obligations	35,459	7,200
Labor and social security obligations	59,167	69,235
Taxes and contributions payable	9,911	19,705

Current liabilities	165,598	126,107
Other payables	7	309
Loans and obligations	561,284	577,982
Lease	—	40,531
Labor and secutiry obligations	—	341
Related parties	4,894	—
Deferred taxes	9,884	496

Non - current liabilities	576,069	619,659

Net Equity exposed to other currencies (comprised as below)	(31,540)	(45,966)

Net Equity exposed to US Dollars	(118,585)	(260,868)

Net Equity exposed to Euros	2,194	2,096

Net Equity exposed to Pounds	1,995	15,445

Net Equity exposed to Chilean Pesos	43,522	120,484

Net Equity exposed to Uruguayan Pesos	(7,846)	1,239

Net Equity exposed to Colombian Pesos	5,161	13,352

Net Equity exposed to Argentine Pesos	(721)	12,706

Net Equity exposed to Mexican Pesos	15,677	11,366

Net Equity exposed to Peruvian Sols	27,063	38,214

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

In addition to the net assets presented in the table above, Vinci Compass Investments Ltd and Vinci Monalisa FIM Crédito Privado IE hold non—deliverable forwards contracts exposed do US Dollars in the amount of R$ 165,072 (US$ 30 million) as of December 31, 2025. Please see note 5(d)(ii) for more detail.
The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	12/31/2025	12/31/2024	12/31/2023
Financial revenue	10,419	—	742
Financial expense	—	(20,807)	(775)

Net foreign exchange result, net	10,419	(20,807)	(33)

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
To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. Note 4(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificates of deposits of R$ 280,091 (12/31/2024 – R$ 223,302) that are expected to readily generate cash inflows for managing liquidity risk.
Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	12/31/2025	12/31/2024
Cash and cash equivalents	280,091	223,302
Financial instruments at fair value through profit or loss (i)	1,534,471	1,531,036
Financial instruments at amortized cost	6,141	6,991
Judicial deposits (ii)	43,999	—
Trade payables	(13,369)	(11,527)
Labor and social security obligations	(208,643)	(191,063)
Accounts payable	(38,107)	(38,667)
Lease liabilities	(160,184)	(119,455)
Convertible preferred shares	(513,765)	(577,982)
Commercial notes	(87,326)	(55,150)
Consideration payable	(6,029)	(10,542)
Banco Security	(10,153)	(5,647)
Other obligations	—	1,555
Provisions for contingencies (ii)	(44,446)	—
Retirement plans liabilities	(508,416)	(374,813)

Net debt	274,264	374,928

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The contingent consideration and the redemption liability was not included in the net debt calculation. The contingent consideration and the redemption liability, subject to certain conditions, can be settled by shares held in treasury or shares to be issued by Vinci Compass.

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

(ii)
Judicial deposits and provisions for contingencies were included in the net debt reconciliation, as they are directly related to the same underlying legal proceedings and substantially offset each other, resulting in a immaterial net impact on reported net debt.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

Cash flow and dividends provision	(126,505)	112,315	(279,770)	29,406	(512,354)	269,443
Fair value and monetary adjustments	—	(37,998)	(9,489)	—	31,955	93,238
Addition and finance expenses accrual	—	(184,292)	—	(76,049)	—	—
Foreign exchange adjustments	—	(134,475)	—	—	43,396	—

December 31, 2024	(241,257)	(861,542)	(374,813)	(119,455)	223,302	1,531,036

Cash flow and dividends provision	(18,862)	75,779	(76,173)	27,578	47,952	(80,753)
Fair value and monetary adjustments	—	(2,951)	(57,430)		13,039	84,188
Addition and finance expenses accrual	—	(247,431)	—	(68,307)	—	—
Foreign exchange adjustments	—	69,513	—	—	(4,202)	—

December 31, 2025	(260,119)	(966,632)	(508,416)	(160,184)	280,091	1,534,471
Maturities of financial liabilities
Except for the retirement plans liabilities, the tables below analyze the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at December 31, 2025	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount
Trade payables	(13,369)	—	—	(13,369)	(13,369)
Labor and social security obligations	(199,422)	(9,221)	—	(208,643)	(208,643)
Lease liabilities	(33,307)	(68,344)	(121,243)	(222,894)	(160,184)
Accounts payable	(38,107)	—	—	(38,107)	(38,107)
Loans and obligations	(93,862)	(200,618)	(1,073,934)	(1,368,414)	(966,632)

Total	(378,067)	(278,183)	(1,195,177)	(1,851,427)	(1,403,095)

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

Contractual maturities of financial liabilities At 31 December 2025	Brazil	USA	Others	Total contractual cash flows	Carrying amount non - current liabilities
2027	(24,132)	(5,954)	(5,226)	(35,311)	(30,496)
2028	(24,132)	(4,867)	(4,034)	(33,032)	(25,872)
2029	(24,132)	(4,768)	(2,922)	(31,822)	(22,546)
2030	(19,489)	(4,759)	(3,063)	(27,311)	(18,250)
2031	(12,989)	(4,875)	(1,541)	(19,404)	(12,178)
2032	(12,989)	(5,036)	—	(18,024)	(10,029)
2033	(12,067)	(855)	—	(12,922)	(5,183)
2034	(11,759)	—	—	(11,759)	(2,323)

Total	(141,687)	(31,114)	(16,786)	(189,587)	(126,877)

Contractual maturities of financial liabilities At 31 December 2024	Brazil	USA	Others	Total contractual cash flows	Carrying amount non - current liabilities
2026	(11,903)	(4,307)	(5,359)	(21,569)	(20,951)
2027	(10,580)	(4,449)	(4,068)	(19,097)	(16,287)
2028	(10,580)	(4,914)	(1,995)	(17,490)	(13,789)
2029	(10,580)	(5,141)	(1,517)	(17,238)	(12,749)
2030	(6,172)	(5,311)	(1,666)	(13,148)	(10,201)
2031	—	(5,486)	(62)	(5,548)	(5,548)
2032	—	(5,667)	—	(5,667)	(5,667)
2033	—	(962)	—	(962)	(962)

Total	(49,815)	(36,238)	(14,668)	(100,721)	(86,152)

(d)	Sensitivity analysis
The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

•	-0.57% (or R$ 9.2 million) of the financial investment portfolio for a confidence interval of 95% on December 31, 2025 (0.17% or R$ 2.4 million on December 31, 2024).

•	-0.90% (or R$ 14.6 million) of the financial investment portfolio for a confidence interval of 99% on December 31, 2025 (0.27% or R$ 3.8 million on December 31, 2024).

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Additionally, the Group evaluated the financial investment portfolio on December 31, 2025 and 2024, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	12/31/2025	12/31/2024
Current inflation	Inflation index	-100bps	3.9	3.1
Exchange traded real estate funds	Share prices	-10%	(13.3)	(12.4)
Brazilian stock prices	Share prices	-10%	(2.6)	(4.4)
Fixed-rate offshore rates	US yield curve	-100bps	(0.1)	(53.0)
Foreign exchange rate	Foreign exchange rates	10% (***)	5.1	(9.4)
Domestic base overnight rate	Domestic base overnight rate	-100bps	(5.0)	(4.2)

(*)	bps - basis point (1bps = 0,01%)
(**)	In millions of Brazilian reais
(***)	Brazilian reais devaluation against US Dollars
An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant
.

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
The Group holds the following financial instruments:

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Financial assets	Section	12/31/2025	12/31/2024
Accounts receivable	(a)	232,224	243,852
Other financial assets at amortized cost	(b)	45,300	44,342
Cash and cash equivalents	(c)	280,091	223,302
Financial assets at fair value through profit or loss (FVPL)	(d)	1,686,086	1,671,860

		2,243,701	2,183,356

Financial liabilities
Liabilities at amortized cost	(e)	260,119	241,257
Lease liabilities	(e)	160,184	119,455
Loans and obligations	(e)	966,632	861,542
Retirement plans liabilities	(e)	508,416	374,813

		1,895,351	1,597,067
The Group’s exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	12/31/2025	12/31/2024
Accounts receivable from contracts with customers	215,338	228,583
Loss allowance	(632)	(632)
Non-current assets
Accounts receivable from contracts with customers	17,518	15,901

	232,224	243,852
Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.
Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in their entirety. Due to the short-term nature of the current receivables, their carrying amount is the same as their fair value.
Non-current
accounts receivable comprised by long-term advisory fees related to Real Estate projects, administration fees contingent upon the realization of invested fund assets and unrealized performance fee. Unrealized performance fees are recognized when the management, with accumulated experience, estimates that it is highly probable that a significant reversal will not occur. Vinci Compass expects the unrealized performance fees will be received during 2026. However, since its realization is subject to uncertainty, the balance is presented as a non-current
receivable.
Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on quarterly basis Vinci Compass analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.
The loss allowances for accounts receivable as of December 31, 2025 and 2024 reconcile to the opening loss allowances as follows:

	12/31/2025	12/31/2024
Opening loss allowance on January 1	(632)	(150)
Loss allowance assumed as a result of business combination	—	(491)
Decrease in accounts receivable allowance recognized in profit or loss	—	9
Closing loss allowance on December 31	(632)	(632)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any number of accounts receivable during 2025 and 2024. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost
Financial assets at amortized cost refer to the following debt instruments:

	12/31/2025	12/31/2024
Employees loans (Note 7 (iii))	17,093	15,100
Receivable from employees (Note 7 (i))	28,207	29,242
Advances to projects in progress (Note 7 (iv))	26,743	14,314

	72,043	58,656
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
See note 6 for more details.

c)	Cash and cash equivalents

	12/31/2025	12/31/2024
Cash and bank deposits	121,498	99,156
Financial instruments at fair value through profit or loss (i)	153,729	120,492
Financial instruments at amortized cost (ii)	4,864	3,654

	280,091	223,302
For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand, bank deposits held at financial institutions and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Financial assets measured at FVPL include the following categories:

	12/31/2025	12/31/2024
Current assets	1,534,471	1,531,036

Mutual funds (i)	1,523,998	1,519,524
Derivative financial assets (ii)	10,219	5,647
Real Estate Investments (iv)	—	2,923
Listed equity securities	116	2,836
Other financial assets	138	106
Non-current assets	151,615	140,824

Mutual funds	19,958	9,919
Private markets funds (iii)	29,294	30,189
Real Estate Investments (iv)	100,773	99,341
Other financial assets	1,590	1,375
The following table demonstrates the funds invested included in each category mentioned above.

(i) Mutual funds
	12/31/2025	12/31/2024
Current assets	1,523,998	1,519,524

Vinci Monalisa FIM Crédito Privado IE (2)	888,630	1,025,462
Vinci Multiestratégia FIM	409	1,038
Vinci Special Opportunities Fund Master SP	15,381	—
Compass Lapco Fondo De Inversion Serie B	5,967	—
Vinci Institucional FI RF Referenciado DI	—	3,028
Vinci Income Fund Ltd	28,842	31,150
Vinci Argentina Opportunity Fund II	—	17,120
Vinci Compass Brazil Equity Fund Class I	10,736	—
Latin America Equity Fund Class I	11,081	—
Vinci Reservas Técnicas FI RF DI	16,058	16,392
Retirement services investment funds (1)	508,420	374,813
FI Vinci Renda Fixa CP	11,591	7,676
Fondo Mutuo Compass Liquidez	7,104	14,862
Pershing Money Market	5,255	—
LV Money Market USD	6,262	5,592
Other mutual funds	8,262	10,044
Non-current assets	19,958	9,919

Compass - Fondo de Inversión Adelanto de Efectivo	12,353	—
Other mutual funds	7,605	9,919

(1)	These funds refer to the financial products as part of the Company’s retirement plans services. See Note 16 for further information.
(2)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	12/31/2025	12/31/2024
Net Asset Value	888,630	1,025,462

Real estate funds	238,492	214,428
Mutual funds	210,390	460,892
Private equity funds	400,479	274,699
Other assets/liabilities	39,269	75,443

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 40% of its investments are liquid and may be redeemed and 60% are non-redeemable
investments. The following tables demonstrate the funds invested by Vinci Monalisa:
Mutual funds
Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As December 31, 2025 and 2024, Vinci Monalisa holds R$ 210,390 and R$ 460,892 of investments in mutual funds, respectively, which are distributed in the following classification:

	12/31/2025	12/31/2024
Mutual Funds’ classification
Interest and foreign exchange (a)	73.11%	81.72%
Foreign investments (b)	2.64%	7.19%
Macro (c)	0.00%	4.92%
Specific strategy (d)	24.25%	6.17%

	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.
(b)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.
(c)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.
(d)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.
Real Estate funds

	12/31/2025	12/31/2024
Vinci Fulwood DL FII (a)	82,731	71,884
Vinci Credit Securities FII (b)	61,710	56,706
Vinci Imóveis Urbanos FII (c)	41,626	40,077
Vinci Offices FII (d)	23,304	22,624
Other real estate funds (e)	29,121	23,137

	238,492	214,428

(a)
The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

(b)	The fund invests in real estate receivable certificates, bonds and other real estate assets;
(c)
The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager’s view, generate long-term value;

(d)	The fund invests in controlling corporate buildings, mostly leased, which, in the Manager’s view, generate value for the properties.
(e)	Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private equity funds
	12/31/2025	12/31/2024
VCP IV Master FIP B (a)	156,450	67,248
Vinci Crédito Infra Institucional Fundo Incentivado – Infraestrutura (b)	80,786	60,068
Vinci Infra Água e Saneamento Strategy FIP – Infraestrutura (c)	58,121	56,160
Vinci Strategic Partners I FIP – Classe A (d)	28,353	20,201
Vinci Infraestrutura Transporte e Logística FIP	17,171	17,626
Lacan Florestal III Feeder FIP Multiestratégia (e)	14,407	13,297
Vinci Impacto Ret IV FIP Multiestratégia	9,674	6,343
Vinci Strategic Partners I FIP – Classe B (d)	7,606	5,598
Lacan Florestal II - FIP Multiestratégia (e)	5,607	5,444
Lacan Florestal IV Feeder FIP Multiestratégia - IS (e)	4,515	1,763
Vinci Infra Coinvestimento I FIP - Infraestrutura	918	7,608
Other funds	16,871	13,343

Total private equity funds	400,479	274,699

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

(b)
The Fund aims to increase the value of its shares through the subscription or acquisition, on the primary or secondary market, predominantly of debentures issued by privately held companies, for the purpose of raising funds to implement projects relating to the implementation, expansion, maintenance, adaptation, or modernization of infrastructure projects.

(c)
The Fund’s investment policy is the acquisition of shares, subscription bonuses, debentures convertible or not into shares, or other securities, convertible or exchangeable into shares issued by companies, publicly or privately held in the water sector and basic sanitation.

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

ii) Derivative financial assets

2025		Notional Amount of Contract with Final Expiration Date in		Fair value
Derivative financial instruments	Currency	Up to 3 months	Between 3 months and 1 year	Asset	Liability
Purchase Forward	USD x CHL	1,841	4	(3,907)	(14,059)
Sales Forward	CHL x USD	(1,841)	(4)	14,059	3,907
Purchase Forward	USD x BRL	30,000	—	67	—

Total		30,000	—	10,219	(10,152)

2024		Notional Amount of Contract with Final Expiration Date in		Fair value
Derivative financial instruments	Currency	Up to 3 months	Between 3 months and 1 year	Asset	Liability
Purchase Forward	USD x CHL	1,066,690	1,980,490	12,264	6,617
Sales Forward	CHL x USD	(1,066,690)	(1,980,490)	(6,617)	(12,264)

Total		—	—	5,647	(5,647)

Derivatives are only used for economic hedging purposes and not as speculative investments. They are presented as current assets or liabilities to the extent that they are expected to be settled 12 months after the end of the reporting period.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(iii) Private markets	12/31/2025	12/31/2024

Vinci Capital Partners III Feeder FIP Multiestratégia	5,075	4,236
Nordeste III FIP Multiestratégia	1,703	3,400
Fundo Garantidor de Infraestrutura – FGIE – Class A	3,704	3,272
Fundo Garantidor de Infraestrutura – FGIE – Class B	14,900	13,151
Compass Global Investments III	1,788	3,152
Compass Global Investments II	1,469	1,975
Compass Private Equity VII FI	655	1,003

Total Private markets funds	29,294	30,189

(iv) Real Estate Investments
	12/31/2025	12/31/2024

Current assets	—	2,923

Compass Desarrollo Inmobiliario (ROU)	—	2,923

Non-current assets	100,773	99,341

Vinci US RE Corporation (a)	64,482	67,313
CCLA Capital	18,106	14,471
Compass Desarrollo Inmobiliario	9,002	8,237
CCLA Desarrollo y Renta IMU	4,622	4,434
Compass Desarrollo y Rentas	3,114	3,319
Other Real Estate investments	1,447	1,567

Total Real Estate Investments	100,773	102,264

(a)
Vinci Compass invests in several properties through its subsidiary Vinci US RE Corporation. The investments are intended to develop real estate properties in New York for capital appreciation through income or sale of the respective properties

During the year, the following gains were recognized in profit or loss:

	12/31/2025	12/31/2024	12/31/2023
Fair value gains on investments at FVPL recognized in finance income	128,371	64,322	110,363

e)	Financial liabilities

	12/31/2025	12/31/2024

Current	378,061	310,788

Trade payables	13,369	11,527
Labor and social security obligations (Note 13)	199,422	182,071
Loans and obligations (Note 15)	93,862	45,220
Lease liabilities	33,307	33,303
Accounts payable (Note 12)	38,101	38,667
Non-current	1,533,450	1,286,279

Accounts payable (Note 12)	6	—
Lease liabilities	126,877	86,152
Labor and social security obligations (Note 13)	9,221	8,992
Loans and obligations (Note 15)	888,930	816,322
Retirement plans liabilities (Note 16)	508,416	374,813

	1,911,511	1,597,067

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

	On December 31, 2025
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	1,706	—	—	1,706
Other financial assets		138		138
Certificate Deposits	—	153,729	—	153,729
Mutual funds	—	1,543,956	—	1,543,956
Derivative financial assets	—	10,219	—	10,219
Private equity funds	—	—	29,294	29,294
Real Estate Investments	—	—	100,773	100,773

Total Financial Assets	1,706	1,708,042	130,067	1,839,815

	On December 31, 2024
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	4,211	—	—	4,211
Other financial assets	—	106	—	106
Certificate Deposits	—	120,492	—	120,492
Mutual funds	—	1,529,443	—	1,529,443
Derivative financial assets	—	5,647	—	5,647
Private equity funds	—	—	30,189	30,189
Real Estate Investments	—	—	102,264	102,264

Total Financial Assets	4,211	1,655,688	132,453	1,792,352
Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.
Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 178,238, R$ 209,998 and R$ 507,196, respectively (2024: R$ 118,089, R$ 537,653 and R$ 369,720, respectively).
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This category comprises all financial instruments whose valuation techniques rely on inputs that are not observable in the market, when such inputs have a significant effect on the determination of their fair values. It includes financial instruments measured based on quoted prices of similar instruments that, however, require adjustments and assumptions to ensure that their fair values appropriately reflect the differences between them. This is the case for unlisted equity securities.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Valuation inputs and relationships to fair value
The following table summarizes the quantitative information about the significant unobservable input used in level 3 fair value measurements:

	Fair value at		Valuation Technique	Unobservable inputs
Description	12/31/2025	12/31/2024
Vinci US RE Corporation	64,482	67,313	Discounted cash flow	Discount rate

CCLA Capital	18,106	14,471	NAV Valuation	NAV

Fundo Garantidor de Infraestrutura – FGIE – Class B	14,900	13,151	NAV Valuation	NAV

Others	32,579	37,518	NAV Valuation	NAV

Valuation techniques used to determine fair values
Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices

•	for level 3 financial instruments – discounted cash flow analysis.
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
Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in level 3 items for the year ended December 31, 2025 and December 31, 2024:

Fair Value
Closing balance January 1, 2024	7,146
Capital deployment	61,531
Sales and distributions	(163)
Transfer from level 2 to level 3	41,080
Gain recognized in finance income	22,859

Closing balance December 31, 2024	132,453
Capital deployment	3,082
Sales and distributions	(3,833)
Loss recognized in finance income	(1,635)

Closing balance December 31, 2025	130,067

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

6	Financial instruments at amortized cost

	12/31/2025	12/31/2024
Certificate of deposit	3,054	3,232
Guarantee deposits	3,087	3,759

	6,141	6,991

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

7	Other assets

	12/31/2025	12/31/2024
Receivables from employees (i)	28,207	29,242
Related parties’ receivables (ii)	14,864	23,297
Employees loans (iii)	17,093	15,100
Advances to projects in progress (iv)	26,743	14,314
Restricted deposit (v)	6,152	—
Finix Transaction Receivable (vi)	5,365	12,075
Prepaid expenses	5,887	5,392
Guarantee deposits	1,346	1,096
Sundry advances	314	333
Sublease receivables	—	232
Others	2,512	3,660

	108,483	104,741

Current	70,168	55,273
Non-current	38,315	49,468

	108,483	104,741

(i)	See Note 22 (d) for more details.
(ii)	Refers to an intercompany transaction. See Note 22 (b) for more details.
(iii)	Refers to amount’s receivable from employees.
(iv)
Refers to costs incurred by projects related to funds administered by Vinci Compass, that are initially paid by the Group and subsequently reimbursed. The growth is mainly related to new financial products launched by the Group in the 2 nd
semester of 2025, which increased the costs incurred by Vinci Compass with the initial costs of the Funds.

(v)	Refers to a restricted deposit maintained by CG Compass (USA) LLC to meet legal and contractual obligations.
(vi)
The amount is related to the sale of Fingroup shares, which occurred on October 14, 2024. Before the business combination, Compass held 50% ownership interest in Fingroup, sold before the closing date of the business combination. The outstanding receivable comprises the last installment of the transaction, to be paid on April 30, 2026.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Investments

(a)	Business Combination
Details of the estimated purchase consideration, the net assets acquired, goodwill and other intangible assets are as follows:

	Compass	MAV	Lacan	Verde
Cash paid	201,372	5,000	70,000	32,413
Shares issued (Class A Shares)	692,156	—	—	141,806
Consideration payable	—	10,000	—	—
Contingent consideration	74,903	18,010	33,468	42,980

Total purchase consideration	968,431	33,010	103,468	217,199

Non-controlling interest	—	—	—	73,372

Purchase consideration and non-controlling interest	968,431	33,010	103,468	290,571

The assets and liabilities recognized as a result of the acquisition are as follows:

	Compass	MAV	Lacan	Verde
Cash and cash equivalents	51,032	285	1,987	43,780
Other assets and liabilities	301,948	(221)	(1,497)	(29,756)
Management contracts and customers relationship	324,361	5,760	26,539	104,523
Brands	77,763	—	—	25,712

	755,104	5,824	28,150	144,259

Goodwill (a)	213,327	27,186	76,439	146,312

Net assets acquired	968,431	33,010	103,468	290,571

(a)	The goodwill includes all business combinations made by the entity, not just those described.
The impact on consolidated information of the acquisition of 2025 is as follows:

Impact on consolidated information from the acquisition date	Verde
Net revenue from services rendered	15,658
General and administrative expenses	(6,065)
Finance income/(expense), net	695
Income taxes	(4,269)
Profit or loss	6,020

Attributable to the shareholders of the parent company	3,025
Attributable to non-controlling interests	2,995

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Impact on consolidated information if the business combination were to occur on January 1, 2025	Verde
Net revenue from services rendered	184,235
General and administrative expenses	(114,788)
Finance income/(expense), net	8,317
Income taxes	(29,921)

Profit or loss	47,843

Attributable to the shareholders of the parent company	23,926
Attributable to non-controlling interests	23,917

(i)	Compass Business Combination
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
Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

-	Footprint expansion in Latam;
-	Business complementary and;
-	Shared long-term vision.

(b)	Intangible assets that do not qualify for separate recognition:
Reputation: value of the acquired Compass’ market recognition, and customer loyalty, which do not meet the criteria for recognition as a separate intangible asset.
Know-how
and Expertise: Technical knowledge, internal processes, or specific workforce capabilities that cannot be separately measured.

(ii)	MAV Business Combination
On April 25, 2024, Vinci Compass announced an agreement for a combination with MAV Capital Gestora de Recursos Ltda. (“MAV” or “MAV Capital”). The transaction was closed on June 28, 2024, and had a total cash consideration of R$5,000 and an obligation of R$10,000 segregated in two payments in each deal anniversary until 2026, respectively. The transaction increased Vinci Compass’ participation in agribusiness, improving a segment that is rising. At the closing date, MAV had R$ 540 million assets under management in credit sector.

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
During the second quarter of 2025, the Group evaluated the management contracts and customers relationship of MAV’s business combination. The amount of $ 2,515 was classified as Goodwill to Management contracts and customers relationship.

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
Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

•	Timberland investment management organization;

•	Forestry vertical to complement Vinci Compass’s Real Asset segment;

•	Strong relationships with Brazilian and European institutional investors;

•	Long-term AUM with 15+ year funds.
During the fourth quarter of 2025, the Group evaluated the management contracts and customers relationship of Lacan’s business combination. The amount of $ 1,121 was classified as Management contracts and customers relationship to Goodwill.

(iv)	Verde Business Combination
On October 6, 2025, Vinci Compass announced an agreement for a combination with Verde Asset Management (“Verde”). The transaction was also closed on December 1, 2025, and had a total cash consideration of R$32,413. The transaction adds immediate scale and improves AUM mix by contributing R$16 billion in AUM. Verde’s capabilities enhance our multi-strategy and pension plans strategies within Global IP&S, Credit and Equities, reinforcing earnings quality and deepening the share of discretionary mandates. Vinci Compass also broadens its product shelf across high-net-worth
individuals and intermediaries while strengthening solutions for institutional clients, leveraging complementary strategies and track records that expand client choice and the relevance of our open-architecture solutions.
In the first phase, Vinci Compass acquired 50.1% of Verde, with total estimated consideration composed of 3.1 million new Class A common shares and R$46.8 million in cash. Payment will be set in two instalments, first at Closing, fixed at 2,177,439 new Class A common shares and R$32,412 million in cash, and the second after two years, estimated at 0.9 million new Class A common shares and R$14,400 million in cash, contingent on revenue targets and other customary conditions.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The second phase was structured as an earnout, to be paid after five years of Closing, in each Vinci Compass will acquire the remaining 49.9% of Verde, with a consideration payable in new Class A common shares and/or cash at Vinci Compass’ discretion. As Vinci Compass has a contractual obligation to acquire the remaining interest held by non-controlling
shareholders at the end of the five-year period, such obligation is recognized as a redemption liability, with a corresponding adjustment recorded in the equity attributable to the parent. Subsequent remeasurements of this obligation are recognized directly in equity, as they represent transactions with non-controlling
shareholders. During the five-year period preceding the settlement of the contractual obligation to acquire the remaining non-controlling
interest, the
non-controlling
shareholders retain the economic rights associated with their ownership interest, including the right to participate in the results of the entity. Accordingly, until the completion of the acquisition, such interest continues to be presented as attributable to non-controlling
interests for purposes of profit or loss allocation, notwithstanding the recognition of a redemption liability.
Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

•	Hedge Funds investment management organization;

•	Strong relationships with Brazilian and foreign institutional investors.
Verde business combinations are still under its measurement period. During this period, additional assets or liabilities can be recognized if new information is obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as Vinci Compass receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

(b)	Investments accounted for using the equity method
As of December 31, 2025, the details of investments in associates and joint ventures is as follows:

Affiliate	Country	Ownership	Nature of relationship	Equity	Share of profit (loss) (***)
CCLA Holdings Development and Property Management SL (“CCLA Holdings”) (*)	Spain	50%	Joint venture	52,948	(9,610)
CCLA SMA I Operator, Ltd (*)	Cayman	50%	Joint venture	1,705	7,564
Mexican associates’ entities (**)	Mexico	( **)	Associate	10,240	979
Real Estate Manual Montt Rentas SpA	Chile	7,5%	Associate	902	—

				65,796	(1,067)

(*)	Joint Venture relationships with CIM Group. There is no control over these investments.
(**)
Investments in Mexican associates comprise regulatory investment required to Compass Investment de México S.A. de C.V. Mexican associates do not have control over these investments. The ownership of these associates may vary from 0.04% to 1.89%.

(***)	Comprise group’s share of the post-acquisition profits or losses of the investees.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

As of 31 December 2025, movements in investment in joint ventures and associates are as follows:

	CCLA Holdings	Mexican associates	CCLA Operator	Real Estate Manual Montt Rentas SpA	Total
Investments recognized as a result of business combination	32,604	7,943	—	—	40,547
Capital increase	13,140	—	—	—	13,140
Equity gain (loss)	(1,652)	152	—	—	(1,500)
Foreign exchange variation	2,356	538	—	—	2,894

Closing balance of investment on December 31, 2024	46,448	8,633	—	—	55,081
Capital increase	16,901	—	—	843	17,744
Dividends Distributed	—	—	(3,415)	—	(3,415)
Equity gain (loss)	(9,610)	988	7,564	—	(1,067)
Foreign exchange variation	(791)	619	(2,444)	60	(2,547)

Closing balance of investment on December 31, 2025	52,948	10,240	1,705	903	65,796
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

	CCLA Holdings
	December 31, 2025	December 31, 2024
Current assets	63,297	89,175
Non-current assets	84,715	55,502
Current liabilities	(23,319)	(51,780)
Non-current liabilities	(18,796)	—
Net assets	105,896	92,897
Ownership interest	50%	50%
Investments by equity method	52,948	46,448

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(c)	Non-controlling interests (NCI)
Set out below is summarized financial information for each subsidiary that has non-controlling
interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		HLS Empreendimentos e Participações S.A.		Total
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Summarized Balance Sheet
Current assets	368	466	524,846	392,026	69,854	—	595,068	392,492
Current liabilities	(652)	(777)	(2,843)	(3,447)	(68,618)	—	(72,113)	(4,224)

Current net assets	(284)	(311)	522,003	388,579	1,236		522,956	388,268
Non-current assets	571	601	28,862	21,393	193,213	—	222,646	21,994
Non-current liabilities	(3,350)	(2,750)	(559,624)	(408,305)	(44,171)	—	(607,145)	(411,055)

Non-current net assets	(2,779)	(2,149)	(530,762)	(386,912)	149,042	—	(384,499)	(389,061)
Net assets	(3,063)	(2,460)	(8,759)	1,667	150,278	—	138,456	(793)

Accumulated NCI	(766)	(615)	(879)	250	76,367	—	74,722	(365)

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		HLS Empreendimentos e Participações S.A.		Total
of comprehensive income	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Revenue	733	429	601	380	15,658	—	16,992	809
Profit for the period	(602)	(1,036)	(20,426)	(13,135)	6,020	—	(15,008)	(14,171)
Total comprehensive income	(602)	(1,036)	(20,426)	(13,135)	6,020	—	(15,008)	(14,171)

Profit/(loss) allocated to NCI	(151)	(259)	(1,129)	(1,970)	2,995	—	1,715	(2,229)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Property and equipment

	12/31/2025
	Buildings	Furniture and fittings	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and machinery	Work of arts and others	Total

Cost
At January 1, 2025	27,889	10,534	70,951	6,243	8,790	676	125,083
Assets recognized as a result of business combination	—	557	988	—	124	139	1,808
Acquisitions, net of disposals	—	577	16,799	2,201	839	3,610	24,026
Write-off of fully depreciated items		(2,394)	(13,817)	(648)	(614)	(261)	(17,734)
Foreign Exchange variations of property and equipment abroad	—	—	(2,630)	—	(798)	487	(2,941)

At December 31, 2025	27,889	9,274	72,292	7,795	8,341	4,651	130,242

Accumulated depreciation
At January 1, 2025	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)
Depreciation	(558)	(1,244)	(5,300)	(1,874)	(381)	(180)	(9,539)
Write-off of fully depreciated items		2,263	12,936	176	614	—	15,989
Foreign Exchange variations of property and equipment abroad			2,095	790	469		3,841

At December 31, 2025	(651)	(4,482)	(41,079)	(2,707)	(7,038)	(191)	(56,147)

Net book value
At January 1, 2025	27,796	5,035	20,141	4,444	1,052	664	59,132

At December 31, 2025	27,238	4,792	31,213	5,088	1,303	4,460	74,095

Annual depreciation rate -%	2	From 5 to 10	From 10 to 20	20	From 5 to10	—	—

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2024
	Buildings	Furniture and fittings	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and machinery	Work of arts and others	Total

Cost
At January 1, 2024	—	12,858	48,963	7,634	10,325	791	80,571
Assets recognized as a result of business combination	27,889	1,985	16,453	2,378	211	160	49,076
Acquisitions, net of disposals	—	346	523	1,277	185	(275)	2,056
Write-off of fully depreciated items	—	(4,655)	(138)	(5,046)	(3,415)		(13,253)
Foreign Exchange variations of property and equipment abroad	—	—	5,150	—	1,484	—	6,634

At December 31, 2024	27,889	10,534	70,951	6,243	8,790	676	125,083

Accumulated depreciation
At January 1, 2024	—	(9,303)	(43,205)	(6,128)	(9,344)	—	(67,980)
Depreciation	(93)	(937)	(3,414)	(702)	(379)	—	(5,525)
Write-off of fully depreciated items	—	4,608	138	5,046	3,415	—	13,207
Foreign Exchange variations of property and equipment abroad	—	132	(4,329)	(15)	(1,430)	(11)	(5,653)

At December 31, 2024	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)

Net book value
At January 1, 2024	—	3,555	5,758	1,506	981	791	12,591

At December 31, 2024	27,796	5,035	20,141	4,444	1,052	664	59,132

Annual depreciation rate -%	2	From 5 to 10	From 10 to 20	20	From 5 to10	—	—

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
The software development comprises mainly the following assets:

•	Systems and applications which are being developed to support retirement services applications;

•	Products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients’ portfolio.
The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset’s recoverable amount. There were no indications of impairment of intangible assets for the year ended December 31, 2025, and 2024.

	12/31/2025
	Brands and licenses (a)		Software development	Placement Agent (b)	Goodwill (c)	Management Contracts and Customer relationships (d)	Total
Cost
At January 1, 2025	77,822		46,973	24,540	555,175	383,082	1,087,592
Assets recognized as a result of business combination	25,712		435	—	146,312	104,523	276,982
Additions	—		17,968	822	—	—	18,790
Reclassification	—		—	—	(1,394)	1,394	—
Write-off of assets, including fully depreciated items	—		(1,105)	—	—	—	(1,105)
Foreign exchange variation of intangible assets abroad	—		(1,737)	(533)	(469)	(569)	(3,308)

At December 31, 2025	103,534		62,535	24,829	699,624	488,429	1,378,951

Accumulated amortization
At January 1, 2025	—		(15,567)	(4,951)	—	(9,125)	(29,643)
Amortization			(8,444)	(2,506)	—	(13,906)	(24,838)
Write-off of assets, including fully depreciated items	—		(3)	—	—	—	(3)
Foreign exchange variation of intangible assets abroad	—		1,433	135	—	200	1,768

At December 31, 2025	—		(22,580)	(7,323)	—	(22,831)	(52,735)

At January 1, 2025	77,822		31,407	19,588	555,175	373,956	1,057,949

At December 31, 2025	103,534		39,955	17,506	699,624	465,598	1,326,216

Amortization rate (per year) -%	(a	)	20%	(b )	(c )	(d )	—

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

(c)
Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. On December 31, 2025, goodwill was tested and no provision for impairment losses was identified by Vinci Compass.

Goodwill	12/31/2025	12/31/2024
Compass	287,397	287,866
SPS	162,290	162,290
Lacan	76,439	75,318
MAV	27,186	29,701
Verde	146,312	—

Total	699,624	555,175
For the purposes of the impairment test, Management projected cash flows over a five-year period, based on the approved budget and strategic plan. The use of a projection horizon exceeding five years is justified by the maturation cycle of investments made in recent years, whose expected returns occur gradually, as well as by the remaining useful economic life of the assets.
The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value-in-use.
Inputs to determine the impairment test of Goodwill
:

Goodwill	12/31/2025		12/31/2024

	Annual inflation rate	Discount Rate	Annual inflation rate	Discount Rate
SPS	4.40%	16.85%	4.00%	15.25%
MAV	4.40%	16.85%	4.00%	15.25%
Lacan	4.40%	16.85%	—	—
Compass	4,40%	16,85%	—	—

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(d) Refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations. These amounts are amortized based on the duration of the related funds. When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed. The total amount allocated to Management Contracts and Customer relationships with undefined useful life is $ 229,035 as of December 31, 2025 ($229,035 as of December 31, 2024).

Fund’s Management Contracts and Customer relationships for funs with defined useful life	Forecast period
	From	To
SPS	September 2022	December 2030
MAV	July 2024	December 2029
Lacan	November 2024	December 2041
Compass	November 2024	December 2053
Verde	October 2025	October 2038
Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). No impairment losses were recognized on December 31, 2025 and 2024.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2024
	Brands and licenses (a)		Software development	Placement Agent (b)	Goodwill (c)		Management Contracts and Customer relationships (d)	Total
Cost
At January 1, 2024	29		40,304	20,722	162,290		22,049	245,394
Assets recognized as a result of business combination	77,763		5,225	—	392,345		360,689	836,021
Additions	30		15,696	3,284	—		—	19,010
Write-off of assets, including fully depreciated items	—		(16,416)	—	—		—	(16,416)
Foreign exchange variation of intangible assets abroad	—		2,164	534	541		344	3,583

At December 31, 2024	77,822		46,973	24,540	555,175		383,082	1,087,592

Accumulated amortization
At January 1, 2024	—		(24,686)	(1,896)	—		(4,064)	(30,646)
Amortization	—		(4,476)	(2,769)	—		(5,061)	(12,306)
Write-off of assets, including fully depreciated items	—		14,712	—	—		—	14,712
Foreign exchange variation of intangible assets abroad	—		(1,117)	(286)	—		—	(1,403)

At December 31, 2024	—		(15,567)	(4,951)	—		(9,125)	(29,643)

At January 1, 2024	29		15,618	18,826	162,290		17,985	214,748

At December 31, 2024	77,822		31,407	19,588	555,175		373,956	1,057,949

Amortization rate (per year) -%	(a	)	20%	(b )	(c	)	(d )	—

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

(i)	Amount recognized in the balance sheet
The balance sheet shows the following amounts relating to leases:

	12/31/2025	12/31/2024
Sub-lease receivable
Brazil	—	1,758
Chile	—	4,081

Total	—	5,839

Current	—	1,758
Non-current	—	4,081

Total	—	5,839

Right of use assets
Brazil	95,441	51,712
USA	25,102	32,212
Others	20,684	18,193

Total	141,226	102,117

Lease liabilities
Brazil	(104,324)	(56,510)
USA	(32,833)	(40,956)
Others	(23,027)	(21,989)

Total	(160,184)	(119,455)
	12/31/2025	12/31/2024

Current	(33,307)	(33,303)
Non-current	(126,877)	(86,152)

Total	(160,184)	(119,455)
As a result of Verde business combination, the
right-of-use
assets were increased in the amount of R$ 19,525 (
46,775
increased in 2024 as a result of Compass business combination). Additions to the right-of-use
assets resulted from contracts modifications were R$ 48,781 until December 31, 2025 (additions of R$ 3,918 during 2024 financial year).

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	2025	2024	2023
Right of use assets depreciation	(22,707)	(11,132)	(9,686)
Financial expense	(15,369)	(8,295)	(9,809)

	(38,076)	(19,427)	(19,495)

The total cash outflow for leases in 2025 was R$ 32,007 (R$ 29,406 in 2024 and R$ 25,830 in 2023).

(i)	The Group’s leasing activities and how these are accounted for.
The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options as described in (iv) below.
Contracts may contain both lease and
non-lease
components. The Group allocates the consideration in the contract to the lease and non-lease
components based on their relative stand-alone prices.
For all years presented, the
sub-leases
were classified as finance leases from a lessor perspective. Therefore, the Group accounts the sub-leases
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
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that is based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the group under residual value guarantees

•	the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.
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

12	Accounts payable

	12/31/2025	12/31/2024
Accrued liabilities (i)	17,558	16,533
Temporary deposit from clients (ii)	12,232	11,561
Dividends payable	2,560	3,791
Lease payable – prior month expense	1,482	1,840
Related Parties (iii)	1,456	805
Treasury shares acquisition	—	810
Other payables	2,813	3,327

Current	38,101	38,667

Other payables	6	—

Non-current	6	—

(i)	Fees, commissions, and other payables.
(ii)	Comprises temporal payments made by client to invest in Mexican Investment Fund through the investment manager.
(iii)	Refers to a related party transaction. See Note 22 (e) for more details.
(iv)	Please see note 24 for further details.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

13	Labor and social security obligations

	12/31/2025	12/31/2024
Profit sharing	170,480	146,743
Labor provisions	38,163	44,320

	208,643	191,063

Current	199,422	182,071
Non-current	9,221	8,992

Except for the profit sharing related to the unrealized performance fees, the accrual for profit sharing payable on December 31, 2025, was paid until the first week of February 2026. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Compass Management estimated the profit sharing as of December 31, 2025, based on the net revenue recognized up to December 31, 2025. The increase in profit sharing is mainly due to Verde’s business combination which increased the payable on December 31, 2025.
Since the second quarter of 2022 labor provisions have been impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current
amount comprises the provisions and social charges for the RSUs, of which the vesting dates are over 1 year. Please see note 25 for more details.

14	Taxes and contributions payable

	12/31/2025	12/31/2024
Income tax	22,400	28,812
Social contribution	5,868	3,985
Social Contribution on revenues (COFINS)	2,748	2,769
Service tax (ISS) on billing	1,313	1,677
Social Integration Program (PIS)	599	604
Withholding Income Tax (IRRF) deducted from third parties	137	366
Others	1,982	2,642

	35,047	40,855

15	Loans and obligations

	12/31/2025	12/31/2024
Convertible Preferred Shares (i)	513,765	577,982
Commercial Notes (ii)	87,326	55,150
Consideration payable (iii)	6,029	10,542
Contingent consideration (iv)	285,903	210,666
Redemption Liability (v)	63,456	—
Banco Security	10,153	5,647
Other obligations	—	1,555

	966,632	861,542

Current	93,862	45,220
Non-current	872,770	816,322

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(i)	Convertible Preferred Shares
On October 10, 2023, Vinci Compass and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci Compass’s platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares invested US$100 million (R$500 million) in new Series A Convertible Preferred Shares issued by Vinci Compass.
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
Under certain conditions, Vinci Compass may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year
anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders. On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares
Under the terms of IAS 32, this agreement was evaluated by the Management and classified as a compound instrument, having both a liability and an equity component from the issuer’s perspective. Based on it, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other events that changes the likelihood that the conversion option will be exercised.
The following table presents the changes in the Convertible Preferred Shares in the year ended December 31, 2025:

Closing balance December 31, 2023	431,333

Net foreign exchange loss/(gain)	136,374
Interest expense	49,261
Interest paid	(38,986)

Closing balance December 31, 2024	577,982

Net foreign exchange loss/(gain)	(69,513)
Interest expense	50,830
Interest paid	(45,534)

Closing balance December 31, 2025	513,765

Current	11,083
Non-current	502,682
On January 1, 2025, the Entity paid the total amount of R$ 12,398 related to the dividends of the series A convertible preferred shares.
On April 1, 2025, the Entity paid the total amount of R$ 11,495 related to the dividends of the series A convertible preferred shares.
On July 1, 2025, the Entity paid the total amount of R$ 10,952 related to the dividends of the series A convertible preferred shares.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

On October 1, 2025, the Entity paid the total amount of R$ 10,689 related to the dividends of the series A convertible preferred shares.

(ii)	Commercial notes
Commercial note - August 15, 2022
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
Interest rate: 100% of the daily rates of CDI plus a spread of 2.15% on an annual basis.
Amortization: On semi-annually basis, beginning on February 15, 2023.
Commercial Notes comprise financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.
Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of December 31, 2025 and 2024.
Commercial note – December 4, 2025
On December 4, 2025, Vinci Soluções de Investimentos Ltda,. a subsidiary of Vinci Compass, issued 50,000 commercial notes in the total amount of R$ 50,000 (R$ 1,000.00 reais for each commercial note). The commercial notes were subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:
Term and expiration date: 5 (five) years, ending on December 3, 2030.
Interest rate: 100% of the daily rates of CDI plus a spread of 1.85% on an annual basis.
Amortization: On semi-annually basis, beginning on June 4, 2026.
Commercial Notes comprise financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.
Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2025.
The entity was in compliance with both covenants as of December 31, 2025 and 2024.
The following table presents the changes in the Commercial Notes over the years ended December 31, 2025 and December 31, 2024:

Closing balance December 31, 2023	73,189

Interest expense	8,651
Interest paid	(8,912)
Principal paid	(17,778)

Closing balance December 31, 2024	55,150

Obligation acquired	49,207
Interest expense	7,842
Interest paid	(7,095)
Principal paid	(17,778)

Closing balance December 31, 2025	87,326

Current	26,144
Non-current	61,182

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(iii)	Consideration payable
SPS Capital Gestão de Recursos Ltda.
According to Note 7(a), Vinci Compass acquired SPS Capital Gestão de Recursos Ltda, on August 16, 2022. As part of the deal, Vinci Compass assumed a financial obligation to be paid on the second anniversary of the closing date. The amounts as of December 31, 2025 and December 31, 2024 are R$ 9.
On August 16, 2024, the amount of R$ 51,336 was paid as part of the liquidation of the obligation.
Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.
MAV Capital Gestora de Recursos SS Ltda.
According to Note 7(a), Vinci Compass acquired MAV Capital Gestora de Recursos SS Ltda, on June 28, 2024. As part of the deal, Vinci Compass assumed a financial obligation to be paid in two installments on the first anniversary and second anniversary of the closing date. The amount as of December 31, 2025 and December 31, 2024 is R$ 10,533 and R$ 6,020, respectively.
Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

	SPS	MAV
Closing balance December 31, 2023	48,200	—
Obligations acquired	—	10,000
Interest expense	3,145	533
Principal paid	(51,336)	—

Closing balance December 31, 2024	9	10,533

Interest expense	—	859
Interest paid	—	(372)
Principal paid	—	(5,000)

Closing balance December 31, 2025	9	6,020

Current	—	—
Non-current	9	6,020

(iv)	Contingent consideration
The following table presents the changes in the Contingent consideration up the period ended December 31, 2025 and December 31, 2024:

Closing balance December 31, 2023	64,370

Obligation acquired	126,380
Contingent consideration variation	19,916

Closing balance December 31, 2024	210,666

Obligation acquired	42,980
Contingent consideration variation	32,257

Closing balance December 31, 2025	285,903

Current	46,483
Non-current	239,420

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

SPS Capital Gestão de Recursos Ltda.
Vinci Compass shall pay additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, according to Vinci Compass’s best estimate.
On December 31, 2025, Vinci Compass reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in an increase of the contingent consideration fair value. The variation was recognized as an expense in the financial result in the amount of R$ 19,787 for the year ended December 31, 2025.
MAV Capital Gestora de Recursos SS Ltda.
Vinci Compass shall pay additional consideration through an earnout structure to be paid in 2027 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, according to Vinci Compass’s best estimate.
On December 31, 2025, the fair value of the obligation based on the economic conditions at that date is R$ 18,010.
Lacan Ativos Reais
Vinci Compass shall pay additional consideration through an earnout structure to be paid in 2026 and 2028 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, according to Vinci Compass’s best estimate.
On December 31, 2025, the fair value of the obligation based on the economic conditions at that date is R$ 33,467.
Compass
Vinci Compass shall pay additional consideration through an earnout structure to be paid in 2027 subject to the achievement of certain pre-determined
metrics, to be paid in VINP Class A common stock.
On December 31, 2025, the fair value of the obligation based on the economic conditions at that date is R$ 91,495. The variation was recognized as an expense in the financial result in the amount of R$ 11,980 for the year ended December 31, 2025.
Verde
Vinci Compass shall pay additional consideration through an earnout structure to be paid in 2026 and 2030 subject to the achievement of certain pre-determined
metrics, to be paid in VINP Class A common stock or cash and cash equivalents.
On December 31, 2025, the fair value of the obligation based on the economic conditions at that date is R$ 42,980.

(v)	Redemption Liability (Verde business combination)
Vinci Compass has a contractual obligation to acquire the remaining interest held by non-controlling
shareholders at the end of the five-year period. Therefore, such obligation is recognized as a redemption liability, with a corresponding adjustment recorded in the equity attributable to the parent. Subsequent remeasurements of this obligation are recognized directly in equity, as they represent transactions with non-controlling
shareholders.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The present value of the redemption liability evaluated at the transaction date was R$ 62,788 (R$ 63,456 as of December 31, 2025).

16	Retirement plans liabilities
During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of December 31, 2025, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consist of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On December 31, 2025, the Retirement plan liabilities are R$ 508,416 (R$ 374,813 in 2024).

17	Equity

(a)	Capital
The capital comprises 56,408,172 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.
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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

The Entity’s shareholders as of December 31, 2025 and 2024 are presented in the table below:

Shareholders	12/31/2024 Quantity	Subscribed (*)	Transferred	Repurchased	12/31/2025 Quantity
Gilberto Sayão da Silva (Class B Common shares)	14,466,239	—	—	—	14,466,239
Alessandro Monteiro Morgado Horta (Class A common shares)	8,266,422	—	—	—	8,266,422
Public Float (Class A common shares)	11,795,538	—	55,214	(856,910)	13,767,359
Costanera Management LLC (Class A common shares) (*)	7,022,893	—	—	—	7,022,893
Compass Group Cayman Limited (Class A common shares) (*)	4,760,491	—	—	—	4,760,491
Verde (Class A common shares) (**)	—	2,177,439	—	—	2,177,439
Other Shareholders (Class A common shares)	17,734,772	—	—	—	17,734,772
Treasury shares (Class A common shares)	4,650,617	—	(55,214)	856,910	5,452,313

Total	68,696,972	2,177,439	—	—	70,874,411
Series A Convertible preferred shares (***)	100,000	—	—	—	100,000

Total	100,000	—	—	—	100,000

(*)
As part of the business combination with Compass, Vinci Compass issued 11,783,384 Class A common shares. The ultimate beneficial owner of the shares held by Costanera Management LLC is vice-chairman Manuel Jose Balbontín Fernandez.

(**)	As part of the business combination with Verde, Vinci Compass issued 2,177,439 Class A common shares.
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

(c)	Retained earnings
Retained earnings comprise the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves
Other reserves comprise the following operations:

(i)	Exchange variation on investees
Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified as a profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments
Benefits to its employees through a share-based incentive.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(e)	Dividends
On February 26, 2025, Vinci Compass declared a quarterly dividend distribution of US$ 0.15 per common share to shareholders as of March 13, 2025, totalizing US$ 9,525 (R$ 55,012), paid on March 27, 2025.
On May 9, 2025, Vinci Compass declared a quarterly dividend distribution of US$ 0.15 per common share to shareholders as of May 27, 2025, totalizing US$ 9,487 (R$ 53,637), paid on June 10, 2025.
On August 8, 2025, Vinci Compass declared a quarterly dividend distribution of US$ 0.15 per common share to shareholders as of August 25, 2025, totalizing US$ 9,487 (R$ 51,471), paid on September 9, 2025.
On November 7, 2025, Vinci Compass declared a quarterly dividend distribution of US$ 0.15 per common share to shareholders as of November 24, 2025, totalizing US$ 9,487 (R$ 51,179), paid on December 9, 2025.
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
capital.
On February 7, 2024, the Entity announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Entity’s outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plan is approved to replace the share buyback and repurchase plans approved on February 14, 2023, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.
On September 26, 2024, the Entity announced a new share buyback and share repurchase plans to buy back up to US$15.0 million of the Entity’s outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plans are approved to replace the share buyback plan announced on February 7, 2024, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.
During the year 2025, the Entity bought back 856,910 shares from its shareholders and the market, in the amount of R$ 49,946.
In December 2025 the Entity holds 5,452,313 Class A common shares in treasury.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(g)	Basic and diluted earnings per share

a) Basic earning per share	2025	2024	2023
From continuing operations attributable to the ordinary equity holders of the Entity	3.43	2.14	4.02

Total basic earning per share attributable to the ordinary equity holders of the Entity	3.43	2.14	4.02

b) Diluted earning per share	2025	2024	2023
From continuing operations attributable to the ordinary equity holders of the Entity	3.21	2.08	3.85

Total basic earning per share attributable to the ordinary equity holders of the Entity	3.21	2.08	3.85

c) Reconciliations of earnings used in calculating earnings per share

Basic earnings per share:	2025	2024	2023
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	217,579	118,202	220,608

	217,579	118,202	220,608

Diluted earnings per share	2025	2024	2023
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	217,579	118,202	220,608

Used in calculating diluted earnings per share	217,579	118,202	220,608

d) Weighted average number of shares used as the denominator	2025	2024	2023
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share:	63,397,750	55,190,584	54,903,764
Adjustments for calculation of diluted earnings per share:	4,357,327	1,733,042	501,807

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	67,755,077	56,923,626	55,405,572

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

18	Revenue from services rendered

	2025	2024	2023
Net revenue from services rendered	977,403	600,779	454,420

Net revenue from management fees	812,367	487,533	393,367
Net revenue from performance fees	27,706	37,188	21,254
Net revenue from advisory services	91,901	68,134	39,799
Net revenue from other revenues (a)	45,429	7,924	—

(a)	Comprised of Advisory & Execution, and fund services fees.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

19	General and administrative expenses

	2025	2024	2023
Personnel	(240,945)	(103,485)	(70,860)
Share Based Plans (b)	(29,912)	(22,479)	(14,967)
Profit sharing (a)	(148,066)	(108,102)	(94,640)

	(418,923)	(234,066)	(180,467)

Third party expense (c)	(187,482)	(119,209)	(33,318)
Right of use depreciation (d)	(22,707)	(11,132)	(9,686)
Depreciation and amortization (e)	(34,872)	(17,569)	(10,094)
Travel and representations	(15,604)	(8,991)	(3,928)
Condominium expenses	(10,098)	(4,081)	(3,041)
Other operating expenses (f)	(35,748)	(16,927)	(11,730)

	(725,434)	(411,975)	(252,264)

(a)	Profit-sharing
According to the profit-sharing program and based on laws applicable to each country and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 148,066 (R$ 108,102 in 2024 and 94,640 in 2023) for the year ended December 31, 2025.

(b)	Share-based payments
See Note 25 for more details.

(c)	Third party expense
Third party expenses are composed of accounting, audit, advisory, due diligence services, information technology, marketing, and other contracted services.
The increase in 2025 is mainly related to the business combinations concluded in the last quarter of 2024, which increases the service expenses, composed of advisory, auditing, accounting, information technology, marketing, third-party distribution services and other contracted services.

(d)	Right of use depreciation
See Note 11 for more details.

(e)	Depreciation and amortization
The amount is mainly comprised of property and equipment depreciation and intangible amortization. See Notes 9 and 10 for more details.
The increase in 2024 is mainly related to the fixed and intangible assets assumed as part of the business combinations concluded in 2024, which increases the depreciation and amortization expenses.

(f)	Other operating expenses
The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among several other expenses.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

20	Finance profit/(loss)

	2025	2024	2023
Investment income (i)	128,371	64,322	110,474
Financial revenue through amortized cost	1,038	19,213	4,571
Foreign currency variation income	10,419	—	742
Financial revenue on sublease agreements	121	538	700
Contingent consideration variation (iii)	—	—	4,051
Other finance income	5,432	2,798	1,271

Finance income	145,381	86,871	121,809

Financial expense on lease agreements	(15,369)	(8,295)	(9,809)
Interest expense on loans and financing (ii)	(60,763)	(61,784)	(23,654)
Bank fees	(628)	(151)	(141)
Interest and arrears	(3)	(3)	—
Investment losses (i)	—	—	(111)
Fines on taxes	(1)	(3)	(1)
Foreign currency variation expense	—	(20,807)	(775)
Interest on taxes	—	(85)	(79)
Contingent consideration variation (iii)	(32,258)	(19,915)	(19,923)
Other financial expenses (iv)	(25,227)	(1,182)	(87)

Finance costs	(134,249)	(112,225)	(54,580)

Finance profit/(loss), net	11,132	(25,354)	67,229

(i)	Investment income and losses comprise the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income results are demonstrated below.

	2025	2024	2023
Mutual funds and fixed income investments (a)	120,911	62,098	109,657
Private equity funds	7,460	2,224	817

	128,371	64,322	110,474

Mutual funds	—	—	—
Private equity funds	—	—	(111)

	—	—	(111)

(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income.
(ii)
Interest expense on loans and financing comprise the financial result on the Commercial notes, the consideration payable related to the business combinations and interest expense on the convertible preferred shares. Please see note 15 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 15 (iv) for more detail.
(iv)	Includes the disbursements related to the non-deliverable forwards.

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
Vinci Partners Ltd subsidiaries based in Brazil, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda, Vinci Soluções de Investimentos Ltda, Vinci Vida e Previdência S.A. and CG Investimentos Brazil Ltda, are taxed based on the deemed profit.
Vinci Compass has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on December 31, 2025 is R$ 19,777 (R$ 13,102 on December 31, 2024).
The income tax and social contribution charge on the results for the year can be summarized as follows:

	2025	2024	2023
Current income tax	(46,725)	(37,989)	(42,961)
Current social contribution	(12,505)	(13,669)	(15,605)

	(59,230)	(51,658)	(58,566)

Deferred income tax	13,193	3,921	6,455
Deferred social contribution	3,298	1,760	2,185

	16,491	5,681	8,640

Income taxes and social contribution	(42,740)	(45,977)	(49,926)
Deferred tax balances

	12/31/2025	12/31/2024
Deferred tax assets
Tax losses	19,777	13,102
RSU	3,771	3,103
Interest expense on obligation for acquisition	3,190	3,190
Amortization on management Contracts	3,455	2,419
Contingent consideration	12,836	5,849
Others	4,364	3,615

Total	47,393	31,346

Deferred tax liabilities
Financial revenue	(2,565)	(2,287)
Estimated revenue	(804)	(1,193)
Leases	(845)	(984)

Total Income Tax	(4,214)	(4,464)

Estimated revenue	(427)	(622)

Total (Taxes and contribution)	(427)	(622)

Total deferred tax liabilities	(4,641)	(5,086)

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

Movements	Tax losses	Interest expense on obligation for acquisition	Management Contract	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2023	6,066	2,121	1,382	2,188	1,730	13,487
to profit and loss	7,036	1,069	1,037	915	7,802	17,859

As at December 31, 2024	13,102	3,190	2,419	3,103	9,532	31,346

to profit and loss	6,675	—	1,036	668	7,668	16,046

As at December 31, 2025	19,777	3,190	3,455	3,771	17,199	47,391

(*)	Comprises mainly deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2023	(1,147)	(2,385)	(351)	(3,883)
to profit and loss	(1,140)	570	(633)	(1,203)

As at December 31, 2024	(2,287)	(1,815)	(984)	(5,086)

to profit and loss	(279)	585	139	445

As at December 31, 2025	(2,566)	(1,230)	(845)	(4,641)

(a) Tax effective rate

	2025	2024	2023
Profit (loss) before income taxes	262,034	161,950	269,385
Combined statutory income taxes rate - %	34%	34%	34%

Income tax benefit (expense) at statutory rates	(89,092)	(55,063)	(92,591)
Reconciliation adjustments:
Expenses not deductible	(1,157)	(192)	(880)
Tax benefits	99	143	190
Share based payments	(3,732)	(1,589)	(516)
Unrecognized tax loss credits	(7,179)	(4,926)	(2,055)
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	54,451	15,455	44,833
Other additions (exclusions), net	3,870	195	93
Income taxes expenses	(42,740)	(45,977)	(49,926)
Current	(59,231)	(51,658)	(58,566)
Deferred	16,491	5,681	8,640
Effective rate	16%	28%	19%

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
The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 19,923, including profit-sharing compensation for the year ended December 31, 2025 (2024 - R$ 23,954).
According to Vinci Compass internal policy, the key management is entitled to receive profit-sharing compensation for the current year. As informed in Note 13 Vinci Compass accrued a provision for profit sharing for the Group as of December 31, 2025

(b)	Receivables from related parties
The Entity receivables from related parties as of December 31, 2025, and 2024, as shown in the table below:

	12/31/2025	12/31/2024
Compass Group Cayman Ltd. (“CGC”) (*)	14,864	21,673
CCLA Chile	—	1,600
Hakone Participações Societárias S.A.	—	12
Osaka Participações Societárias S.A.	—	8
Cagliari Participações S.A.	—	4

	14,864	23,297

(*)
Refers to a credit line financing from Vinci Compass to CGC in the amount of US$ 3,500 thousand to fund redemptions, repurchases and other acquisitions of equity interests in CGC. During 2025 US$ 799 thousand was paid, remaining outstanding US$ 2,701 thousand.

(c)	Employees loans
As presented in Note 7(iii), Vinci Compass may advance payments to its employees.

(d)	Receivables from employees
As presented in Note 7(i), during 2024 and 2023, Vinci Compass sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029, and a monetary variation will be charged by inflation index.

(e)	Payable to related parties
The Entity has accounts payable to related parties as of December 31, 2025, in the amount of R$ 1,456 (December 2024 – R$ 805). The payable is due to CCLA Holding Chile SpA, for sub-consulting
services provided to Compass Administradora de Fondos.

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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

	2025
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	69,294	103,304	96,382	74,490	50,449	22,820	—	416,739
Abroad	61,984	24,694	156,352	317,882	36,052	—	—	596,964

Gross revenue from services rendered	131,278	127,998	252,734	392,372	86,501	22,820	—	1,013,703

Advisory fees	—	5,483	2,610	63,996	—	22,820	—	94,909
Management fees	131,278	121,919	240,050	274,257	77,093	—	—	844,597
Other revenues	—	553	—	44,875	—	—	—	45,428
Performance fees	—	43	10,074	9,244	9,408	—	—	28,769
Taxes and contributions	(7,792)	(6,250)	(9,110)	(7,678)	(3,496)	(1,974)	—	(36,300)

Net revenue from services rendered	123,486	121,748	243,624	384,694	83,005	20,846	—	977,403
(-) General and administrative expenses	(16,910)	(33,660)	(93,900)	(120,408)	(32,375)	(7,750)	(390,519)	(695,522)
Share-based payments	—	—	—	—	—	—	(29,912)	(29,912)

Operating profit	106,576	88,088	149,724	264,286	50,630	13,096	(420,431)	251,969
Finance income								145,381
Finance cost								(134,249)
Finance result, net								11,132
Equity Gain/Loss								(1,067)

Profit before income taxes								262,034
Income taxes								(42,740)
Profit for the year								219,294

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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

24	Legal Claims
Find below the judicial deposits and the provision for contingencies as of December 31, 2025 e and 2024.

Judicial deposits	12/31/2025	12/31/2024
Tax	43,999	—

Total	43,999	—

Provision for contingencies	12/31/2025	12/31/2024
Tax	(44,171)	—
Labor	(275)	—

Total	(44,446)	—

Tax Claim
As a result of the business combination with Verde, Vinci Compass recognized, at the acquisition date, judicial deposits and a provision for contingencies related to the respective legal proceedings in the amounts of R$ 43,737 and R$ 43,980, respectively, in accordance with IFRS 3.
Pursuant to the share purchase agreement, any amounts ultimately realized or paid in connection with the settlement of the contingency, including the related judicial deposit, will be for the benefit of the former shareholders. Accordingly, this arrangement has been accounted for as a separate transaction from the business combination and, to the extent applicable, gives rise to a corresponding indemnification right. As a result, any gain or loss arising from the resolution of such contingency will not have an impact on Vinci Compass’ consolidated profit or loss.
INSS – Third-Party Contributions
On October 18, 2019, the Verde’s subsidiaries filed Writ of Mandamus
No. 5019677-75.2019.4.03.6100
(the “Writ of Mandamus”), assigned to the 22nd Federal Civil Court of São Paulo, seeking relief from the payment of third-party social security contributions calculated on payroll, as well as reimbursement of amounts paid over the previous five years.
As a result of the Writ of Mandamus, the Company recognized a provision for contingencies corresponding to the judicial deposits that have been and will be made.
As of December 31, 2025, the contingent liability amounts to R$ 44,171, with judicial deposits made as of the same date totaling R$ 43,999.
Labor Claim
In the third quarter of 2025, a labor lawsuit filed against Vinci Capital Gestora de Recursos Ltda has been assessed by management and its legal advisors as a probable loss, in the amount of R$ 275. Accordingly, a provision has been recognized in the financial statements to cover the estimated amount of the liability.
Find below the disputes classified as possible chance of loss segregated into labor and tax.

	12/31/2025	12/31/2024
Tax	20,515	23,327
Labor	157	540

Total	20,672	23,867

Tax Claims classified as possible loss
On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 20,515 (December 31, 2024: R$ 20,329) for the calendar year of 2013.
In the second quarter of 2025, Vinci Gestora de Recursos Ltda entered into an installment plan related to a tax administrative proceeding concerning social security contributions and settled its outstanding liabilities in the amount of R$974, a discount of approximately 75%.

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

25	Share-based payments
The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on December 31, 2025.
Stock Options
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
January 2025
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
Restricted Share Unit (RSU)
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
Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, if the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, according to the dates defined in each Restricted Share Unit Award Agreement.
If an eligible participant ceases its relationship with the Group within the vesting period, the rights will be forfeited, except in limited circumstances.
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

Vinci Partners Investments Ltd.
Notes to the consolidated financial statements
Years ended December 31
All amounts in thousands of Brazilian Reais, unless otherwise stated

(a) Outstanding shares granted
The following table refers to the outstanding shares granted plan as of December 31, 2025, and December 31, 2024.

	Share-based Compensation Plan
	SOP 2021(*)	RSU 2022	SOP 2023	SOP 2024 (**)	SOP 2025	TOTAL
Outstanding on 12/31/2023	1,482,753	688,779	1,116,884	—	—	3,288,416
Granted	—	—		1,273,492	—	1,273,492
Forfeited	—	(4,310)	(17,412)	(12,600)	—	(34,322)
Vested	(1,482,753)	(68,311)	—	—	—	(1,551,064)
Outstanding on 12/31/2024	—	616,158	1,099,472	1,260,892	—	2,976,522
Granted	—	—	—	110,382	2,394,873	2,505,255
Forfeited	—	(30,649)	(10,619)	—	—	(41,268)
Vested	—	(76,185)	—	(46,176)	—	(122,361)
Outstanding on 12/31/2025	—	509,324	1,088,853	1,325,098	2,394,873	5,318,148

(*)
All the stock options were vested on February 1st, 2024, and the participants had a period of 12 months to exercise their vested options from February 1, 2024. On February 1, 2025, no options were exercised by any participant.

(**)	The shares vested during the period ending on December 31, 2025, have not been exercised yet by the participants.
(b) Total Compensation Expense
The following table refers to the share-based compensation expense for the period ended on December 31, 2025 and 2024.

	2025
	Share-based Compensation Plan
	SOP 2021	RSU 2022	SOP 2023	SOP 2024	SOP 2025	TOTAL
Share-based compensation	—	(4,044)	(3,760)	(8,004)	(9,253)	(25,061)
Social charges	—	(4,851)	—	—	—	(4,851)
Total expense	—	(8,895)	(3,760)	(8,004)	(9,253)	(29,912)

	2024
	Share-based Compensation Plan
	SOP 2021	RSU 2022	SOP 2023	SOP 2024	SOP 2025	TOTAL
Share-based compensation	(119)	(5,899)	(3,839)	(6,609)	—	(16,466)
Social charges	—	(6,013)	—	—	—	(6,013)
Total expense	(119)	(11,912)	(3,839)	(6,609)	—	(22,479)

26	Subsequent Events
In January 2026, the Board of Directors approved a new Stock Option Plan and a Restricted Share Unit Award Plan.
The Stock Option Plan aims to grant up to 1,500,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have a weighted average exercise price per share in the amount of US$13.13; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2029.
The Restricted Share Award Plan aims to grant up to 205,000 shares, each entitling the beneficiary to acquire one Class A common share.